Form 20-F
period 2002-12-31
SADIA SA
filed 2003-06-26
CIK 1130968

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 TO 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-15184
                                   SADIA S.A.
             (Exact Name of Registrant as specified in its Charter)
                                       N/A
                 (Translation of Registrant's Name into English)

                          Federative Republic of Brazil
                 (Jurisdiction of Incorporation or Organization)

                            Rua Fortunato Ferraz, 659
                          Vila Anastacio, Sao Paulo, SP
                                05093-901, Brazil
               (Address of Principal Executive Offices) (Zip Code)

      Securities registered pursuant to Section 12(b) of the Exchange Act:

  Preferred Shares, no par value per share, represented by American Depositary
                                     Shares
     Name of each exchange on which registered: The New York Stock Exchange

           Securities registered pursuant to Section 12(g) of the Act:
                                      None
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

 The total number of outstanding shares by Sadia S.A., by class, as of
                       December 31, 2002, was as follows:

                    257,000,000 common shares, no par value per share 425,695,712 preferred shares, no par value per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, during the preceding 12 months (or during a shorter period, during which the Registrant was required to file such report, and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes X No ____

 Indicate by check mark, which item of the financial Statements the Registrant has elected to follow:
                               Item 17 Item 18 X .

 Please send copies of notices and communications from the Securities and Exchange Commission to:
                                  Ross Kaufman
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                    CONTENTS


  GENERAL................................................................3

  PART I.................................................................3

  ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........3
  ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.......................3
  ITEM 3.  KEY INFORMATION...............................................3
  ITEM 4.  INFORMATION ON THE COMPANY...................................10
  ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................36
  ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................55
  ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............60
  ITEM 8.  FINANCIAL INFORMATION........................................63
  ITEM 9.  THE OFFER AND LISTING........................................70
  ITEM 10. ADDITIONAL INFORMATION.......................................73
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...81
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......84


  PART II...............................................................84

  ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES.............84
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS..........................................84
  ITEM 15. CONTROLS AND PROCEDURES......................................84
  ITEM 16. [RESERVED]...................................................84

  PART III..............................................................84

  ITEM 17. FINANCIAL STATEMENTS.........................................84
  ITEM 18. FINANCIAL STATEMENTS.........................................84
  ITEM 19. EXHIBITS.....................................................84

                                     GENERAL

Unless otherwise indicated, all references contained herein, to the "Company", to "Sadia", or to "Sadia Group" are references to Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil") and its consolidated subsidiaries: Sadia International Ltd.; Sadia GMBH; Rezende Marketing e Comunicacao Ltda., Rezende Oleo Ltda,Ez Foods Servicos Ltda. and Concordia S.A. Corretora de Valores Mobiliarios, Cambio e Commodities.

Presentation of Certain Financial Information

References to "Preferred Shares" and "Common Shares" refer to the Company's authorized and outstanding preferred stock and common stock, designated as "acoes preferenciais" and "acoes ordinarias", respectively, each without par value. All references herein to the "Real," "Reais" or "R$" are to the Real, the official currency of Brazil since July 1, 1994. All references to (i) "U.S. dollars", "dollars" or "US$" refer to United States dollars, (ii) "km" to kilometers, and (iii) "tons" to metric tons.

Forward-Looking Statements

This Form 20-F contains Statements that constitute forward-looking Statements. Those Statements appear in a number of places and include Statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the declaration or payment of dividends,
(ii) the direction and future operation of the Company, (iii) the implementation of the principal operating strategies of the Company, including potential acquisition or joint venture transactions or other investment opportunities,
(iv) the implementation of the Company's financing strategy and capital expenditure plans and (v) the factors or trends affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward looking Statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking Statements. The accompanying information contained in this Annual Report, including without limitation the other information set forth under the heading "Operating and Financial Review and Prospects," identifies important factors that could cause such differences.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

U.S. GAAP Presentation

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the U.S. GAAP financial statements of the Company and "Operating and Financial Review and Prospects" appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2002, 2001, 2000, 1999 and 1998 are derived from the audited U.S. GAAP financial statements.

                                    SADIA S.A
                      CONSOLIDATED STATEMENTS OF OPERATIONS
            Years ended December 31, 2002, 2001, 2000, 1999 and 1998
  (In thousands of Reais - R$, except numbers of shares and per share amounts)

                                               2002           2001          2000          1999           1998
                                           --------------------------------------------------------------------
Gross operating revenue                     4,654,752      3,977,137      3,257,944   2,972,066       2,502,839

Value-added tax on sales                     (417,280)      (293,280)      (316,919)   (281,978)       (250,867)
Sales deductions                              (50,337)       (81,387)       (59,749)    (52,032)        (35,344)
                                           --------------------------------------------------------------------
Net operating revenue                       4,187,135      3,602,470      2,881,276   2,638,056       2,216,628
Cost of goods sold                         (2,903,152)    (2,322,691)    (2,167,016) (1,855,737)     (1,548,892)
                                           --------------------------------------------------------------------
Gross profit                                1,283,983      1,279,779        714,260     782,319         667,736

Operating expenses:
  Selling                                    (876,755)      (720,761)      (563,025)   (493,907)       (469,942)
  General and administrative                  (49,133)       (54,029)       (51,603)    (52,765)        (97,127)
  Other operating expense, net                (12,773)       (17,136)        (9,174)    (10,707)         (8,095)
                                           --------------------------------------------------------------------
Total operating expenses                     (938,661)      (791,926)      (623,802)   (557,379)       (575,164)
                                           --------------------------------------------------------------------
Operating income                              345,322        487,853         90,458     224,940          92,572

Interest expense                             (317,755)      (201,210)      (187,268)   (175,450)        (94,008)
Interest income and other, net                266,462        144,635        190,519     228,019         159,787
Foreign currency exchange loss, net             2,701       (171,377)       (72,775)   (174,892)        (60,385)
                                           --------------------------------------------------------------------
Income before equity income (loss) of
  investees and minority interest             296,730        259,901         20,934     102,617          97,966

Income tax expense:
  Current benefit (expense)                    34,631        (38,895)          (867)     (3,088)         88,665
  Deferred tax expense                        (46,786)       (12,161)       (20,954)    (14,590)         (1,051)
                                           --------------------------------------------------------------------
                                              (12,155)       (51,056)       (21,821)    (17,678)         87,614

Income (loss) before equity income of
  investees and minority interest             284,575        208,845           (887)     84,939         185,580

Equity income (loss) of investees               (650)             43         (5,093)     (8,746)           (157)
Minority interest                                337             439            496         282         (16,099)
                                           --------------------------------------------------------------------
Income (loss) before cumulative effect of    284,262         209,327         (5,484)     76,475         169,324
  accounting change
Cumulative effect of accounting change,         -             (5,843)           -           -               -
  net of tax
                                           --------------------------------------------------------------------
Net income (loss)                            284,262         203,484         (5,484)      76,475        169,324
                                           ====================================================================

Net income (loss) applicable to preferred    183,533         131,378         (3,420)      49,480        113,681
  stock

Net income (loss) applicable to common       100,729          72,106         (2,064)      26,995         55,643
  stock
                                           --------------------------------------------------------------------
Net income (loss)                            284,262         203,484         (5,484)      76,475        169,324
                                           ====================================================================
Basic and diluted earnings (loss) per
  thousand shares in R$:
   Preferred                                  431.14          308.62          (8.03)      115.54         256.92
   Common                                     391.94          280.56          (8.03)      105.04         233.56

Weighted average number of shares
  outstanding:
   Preferred                             425,695,712     425,695,712    425,695,712   428,227,595    442,486,260
   Common                                257,000,000     257,000,000    257,000,000   257,000,000    238,237,500

                           CONSOLIDATED BALANCE SHEET
                          (IN THOUSANDS OF REAIS - R$)

                                                              DECEMBER 31,    2002         2001       2000        1999         1998
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents and investments in debt and held-to-maturity      1,249,783     346,354    220,814     363,318     399,567
securities
Total Current Assets                                                        2,817,467   1,598,128  1,335,843   1,477,596   1,151,151
Investments in debt and held-to-maturity securities                           760,857     609,767    745,471     701,882     164,230
Property, plant and equipment, net                                            860,070     857,653    889,436     838,845     560,652
TOTAL ASSETS                                                                4,975,627   3,325,305  3,202,793   3,308,850   2,051,566

Total Current Liabilities                                                   2,591,383   1,335,176  1,699,863   1,816,601     785,360
Short-term debt and current portion of long term debt                       2,052,068     910,386  1,381,123   1,414,566     566,817
Long-term debt                                                              1,205,160     889,767    526,413     494,059     360,460
TOTAL SHAREHOLDERS' EQUITY                                                  1,057,759     967,181    853,778     872,583     847,523


     The Company maintains its books and records in Reais and prepares its financial Statements in accordance with accounting practices adopted in Brazil. The Company also prepared consolidated balance sheets for December 31, 2002 and 2001 and the related consolidated Statements of operations, cash flows and changes in shareholders' equity , all stated in Reais, in accordance with U.S. GAAP.

     The exchange rates of Real amounts into U.S. Dollars for the years ended December 31, 1998, 1999, 2000, 2001, 2002 and January through May 2003, are shown in the table below:


                           COMMERCIAL SELLING EXCHANGE RATES (R$/US$)
-------------------------------------------------------------------------------------------------
                                HIGH              LOW            AVERAGE        END OF PERIOD
-------------------------------------------------------------------------------------------------
1998                                 1.2087           1.1237            1.1644            1.2087
1999                                 2.0648           1.6607            1.8514            1.7890
2000                                 1.9847           1.7234            1.8295            1.9554
2001                                 2.8350           1.9320            2.3536            2.3204
2002                                 3.9552           2.2709            2.9309            3.5333
DECEMBER/2002                        3.7980           3.4278            3.6259            3.5333
JANUARY/2003                         3.6623           3.2758            3.4384            3.5258
FEBRUARY/2003                        3.6580           3.4930            3.5908            3.5632
MARCH/2003                           3.5637           3.3531            3.4469            3.3531
APRIL/2003                           3.3359           2.8898            3.1187            2.8898
MAY/2003                             3.0277           2.8653            2.9557            2.9656
Source: Brazilian Central Bank
-------------------------------------------------------------------------------------------------


B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS


RISKS RELATING TO BRAZIL

THE BRAZILIAN GOVERNMENT HAS EXERCISED, AND CONTINUES TO EXERCISE, SIGNIFICANT INFLUENCE OVER THE BRAZILIAN ECONOMY. BRAZILIAN POLITICAL AND ECONOMIC CONDITIONS HAVE A DIRECT IMPACT ON THE COMPANY'S BUSINESS AND THE MARKET PRICE OF THE PREFERRED SHARES.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government's actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. The Company's business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as currency fluctuations, inflation, price instability, interest rates, tax policy, and other political, diplomatic, social and economic developments in or affecting Brazil.

Brazil has historically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation, has had significant negative effects on the Brazilian economy in general. Beginning in December 1993, the Brazilian government introduced an economic stabilization plan called the Real Plan. The primary objectives of the Real Plan were to reduce inflation and develop an environment for sustained economic growth.

On July 1, 1994, the Brazilian government introduced the new currency, the Real. Since the introduction of the Real, Brazil's inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the General Price Index (IGP-M) of Fundacao Getulio Vargas, were:

              Year                                          Rate of Inflation
              --------------------------------------------  ----------------
              1993........................................  2,567.34%
              1994........................................  1,246.62%
              1995........................................     15.24%
              1996........................................      9.20%
              1997........................................      7.74%
              1998........................................      1.78%
              1999........................................     20.1%
              2000........................................      9.95%
              2001........................................     10.38%
              2002........................................     25.30%
              Source: Fundacao Getulio Vargas (FGV)

There can be no assurance that recent lower levels of inflation will continue. Brazil may experience high levels of inflation in the future. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. Accordingly, periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian financial markets and on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN THE VALUE OF BRAZIL'S CURRENCY AGAINST THE VALUE OF THE U.S. DOLLAR MAY RESULT IN UNCERTAINTY IN THE BRAZILIAN ECONOMY AND THE BRAZILIAN SECURITIES MARKET, WHICH MAY ADVERSELY AFFECT THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND, CONSEQUENTLY, THE MARKET VALUE OF THE PREFERRED SHARES AND ADSs.

As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and has taken several exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

In addition, fluctuations in the value of the Real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the Preferred Shares and the ADSs.

RESTRICTIONS ON THE MOVEMENT OF CAPITAL OUT OF BRAZIL MAY HINDER INVESTORS' ABILITY TO RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS AS WELL AS THE PROCEEDS OF ANY SALE OF PREFERRED SHARES.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors, of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

Government restrictions on capital outflow may hinder or prevent the Custodian in Brazil, or if investors have exchanged ADSs for the underlying Preferred Shares, from converting the proceeds relating to the Preferred Shares into U.S. dollars and remitting those proceeds abroad. Investors could be adversely affected by delays in obtaining any required governmental approval for conversion of Brazilian currency payments and remittances abroad in respect of the Preferred Shares underlying the ADSs. In addition, the Brazilian government may institute a more restrictive exchange control policy in the future.

Currently, in order to remit the proceeds of distributions on, and gains with respect to, the Preferred Shares to the U.S., the Depositary must register with the Central Bank the amount invested by non-Brazilians in the Preferred Shares underlying the ADSs. The Depositary will register its interest in the Preferred Shares as a foreign investment with the Central Bank. The Central Bank will issue a certificate of foreign capital registration in the name of the Depositary, under which the Custodian will, assuming the continued availability of foreign exchange, be able to convert dividends and other Brazilian currency-denominated distributions from us into U.S. dollars and remit such U.S. dollars abroad to the Depositary for distribution to you.

DEVELOPMENTS IN OTHER EMERGING MARKETS MAY ADVERSELY AFFECT THE MARKET PRICE OF THE PREFERRED SHARES AND ADSs

The market price or the Preferred Shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions may differ in each country, investors' reaction to developments in one country can have an effect on the securities markets and the securities of issuers in other countries, including Brazil.

For example, in 2001, after prolonged periods of recession followed by political instability, Argentina announced that it would no longer continue to service its public debt and formally defaulted on debt held by certain foreign creditors, ending the peso's one-to-one peg to the U.S. dollar. The situation in Argentina has negatively effected investors' perceptions towards Brazilian securities.

Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002.

Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in both demand and the market price for the preferred shares and ADSs. These events may discourage international investment in Brazil and, more directly, may hurt the market price of the Company's Preferred Shares and ADSs.

ENFORCEMENT OF CIVIL LIABILITIES MAY BE DIFFICULT

The Company is organized under the laws of Brazil. All of the Company's directors and officers and many of its advisors reside in Brazil and substantially all of the assets of these persons and of the Company are located in Brazil.

As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce judgments of non-Brazilian courts, including judgments predicated on civil liability under the U.S. securities laws against the Company or its directors and officers.

Brazilian counsel has advised the Company that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws only if the judgment satisfies certain requirements imposed by the Brazilian Federal Supreme Court. The foreign judgment will be enforceable in Brazil if:

     o it fulfills all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

     o    it is for the payment of a certain sum of money;

     o it was issued by a competent court after service of process was properly made on us in the jurisdiction where the judgment was awarded;

     o    it is not subject to appeal;

     o it is authenticated by a Brazilian consular office in the country where it was issued and is accompanied by a sworn translation into Portuguese; and

     o it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision which for any reason would not be upheld by the courts of Brazil.

     Brazilian counsel has also advised the Company that:

     o as a plaintiff, a holder may bring an original action predicated on the U.S. securities laws in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against the Company, its directors, and certain of its officers and advisors;

     o if a holder resides outside Brazil and owns no real property in Brazil, such holder must provide a bond to guarantee court costs and legal fees in connection with litigation in Brazil; and

     o Brazilian law limits the ability of a judgment creditor of the Company to satisfy a judgment against the Company by attaching certain of our assets.

POLITICAL UNCERTAINTY DURING ELECTIONS CAN INFLUENCE VOLATILITY IN CAPITAL MARKETS AND GENERATE POLITICAL INSTABILITY IN THE SHORT RUN

Due to democrate diversity in Brazil, during election periods, political debates among the candidates and election pools generate uncertainty. This impacts on the volatility of interest rates, exchange rates and stock market quotes, which may influence the Company's results. Despite this negative situation, the unstable environment generated by elections tends to be short term.

At the end of 2002, Brazil elected a new president from the Workers Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration.

This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, it is premature to evaluate the way in which investors and the capital markets will react, whether these policies will continue and whether they will be effective.

Any substantial negative reaction to the policies of the Brazilian government could adversely affect the Company's business, operations and the market price of the Company's prefErred shares and ADSs.

RISKS RELATING TO THE COMPANY'S BUSINESS

THE BUSINESS INVOLVES RAISING OF ANIMALS AND MEAT PROCESSING

The Company's operations involve raising animals, which is subject to a variety of risks, including disease, contamination, consumer health concerns and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company's products and therefore could have a significant impact on its operations. The Company's sales are dependent on consumer preferences, and the loss of consumer confidence in the products sold by Brazilian producers as a result of disease or contamination could affect the Company's results of operations.

GRAINS ARE THE MOST REPRESENTATIVE ISOLATED COMPONENT OF COGS AND ARE EXPOSED TO THE VOLATILITY OF THE COMMODITY MARKETS

The Brazilian foodstuffs industry, like the processed feed industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. The Company believes that Brazilian and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company's results will not be adversely affected by future downturns in real prices. The largest single component of the Company's cost of sales is the cost of ingredients used in the preparation of feed. The price of most of the Company's food ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company does not currently engage in hedging of its feed costs.

ENVIRONMENTAL ISSUES CAN AFFECT COSTS AND ARISE NEW REGULATION REQUIREMENTS

Brazilian food producers, including the Company, are subject to stringent federal, State and local environmental laws and regulations concerning, among other things, human health, the handling and disposal of wastes and discharges of pollutants to the air and water. In view of the possibility of unanticipated regulatory or other developments, particularly as environmental laws become more stringent both in Brazil and worldwide, the amount and timing of future expenditures required to maintain compliance could vary substantially from their current levels and could adversely affect the availability of funds for other capital expenditures and other purposes.

COMPETITION IN BOTH DOMESTIC AND FOREIGN LIVESTOCK AND FOOD PROCESSING SECTOR IS VERY STRONG

The Company faces significant competition from other Brazilian producers in the domestic markets in which it sells its products, and from other world producers as well in the export markets in which it sells its products. There are other major vertically integrated Brazilian producers that compete with the Company. To varying degrees, these companies have substantial financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company's performance will not be adversely affected by increased competition.

INCREASING PROTECTIONIST MEASURES IN BRAZIL'S TRADE PARTNERS COUNTRIES CAN RESTRICT EXPORTS OF THE LIVESTOCK AND MEAT PROCESSING COMPANIES

Due to the growing share of the Brazilian livestock, pork and poultry sector in the international market, companies are increasingly being affected by measures taken by importing countries in order to protect local producers. Because of the competitiveness of Brazilian companies, several countries have raised several restrictions to prevent the entrance of Brazilian livestock products. Outcomes such as quota restrictions or import suspensions in a certain country or region, can affect substantially the sector's export volumes

FMD CASES IN BRAZIL CAN INDIRECTLY AFFECT PORK SALES

Although the detected Foot and Mouth Disease (FMD) cases in the south region of Brazil have affected only cattle, hogs can be contaminated. The Company's animal breeding facilities are all located in Santa Catarina State, an internationally recognized FMD free region. No assurance can be given, however, that the Company will not be affected by FMD, directly, or through limitations on exports.

RISKS RELATING TO SADIA S.A.

THE COMPANY IS CONTROLLED BY A GROUP OF SHAREHOLDERS

The Company is controlled by the group of shareholders party to the Company's Shareholders Agreement. The Preferred Shares and the ADSs are not entitled to vote at meetings of shareholders, except in limited circumstances. This means, among other things, that preferred shareholders are not entitled to vote on corporate transactions, including mergers or consolidations of the Company with other companies. In addition, the controlling shareholders have the ability to determine the outcome of any action requiring shareholder approval, including transactions such as corporate reorganizations, change of control transactions and the timing and payment of future dividends. For more information, see item 7
- "Major shareholders and related party transactions".

IF THE COMPANY LOSES ANY OF ITS LARGEST CLIENTS, OR IF THEY SIGNIFICANTLY REDUCE THE AMOUNT THEY PURCHASE FROM THE COMPANY, ITS REVENUE AND OPERATING INCOME COULD BE MATERIALLY ADVERSELY AFFECTED

The Company's ten largest customers in 2002 accounted for approximately 24% of the Company's total domestic sales and approximately 14% of its total gross sales. As a result, if the Company loses any of its ten largest customers or they reduce significantly the amount they purchase from the Company, the Company's revenue and operating income could be materially adversely affected. The Company has been developing new client oriented policies to reduce the concentration of revenues in a small number of clients and to spread the related concentration risk.

THE COMPANY'S ABILITY TO EXPORT COULD BE ADVERSELY AFFECTED BY PORT LABOR DISPUTES AND DISRUPTIONS AND BY IMPORT RESTRICTIONS

The Company's ability to export is dependent, in part, on factors beyond its control, including the lack of transport facilities due to strikes or other causes, or the enactment of Brazilian laws or regulations restricting exports in general or its products in particular. In addition, regulatory authorities in various countries have in the past imposed, and in the future may impose, import restrictions on Brazil's exports, based on health and sanitary standards. Any of these could materially adversely affect the Company's revenue and operating income.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Sadia's activities are concentrated in the agroindustrial and food processing segments. The Company's central administrative headquarters is located at Rua Fortunato Ferraz, 659, Vila Anastacio, Sao Paulo, State of Sao Paulo, CEP 05093-901, Brazil. Its telephone number is (55 11) 3649-3130, the Company's website is www.sadia.com.br or www.sadia.com and e-mail addresS is grm@sadia.com.br. Materials posted on the website are not deemed incorporated by reference into this Annual Report nor made a part hereof.

The Company is the leader in almost all of the markets in which it operates within Brazil (see "Market Share"). Sadia is the largest slaughterer and distributor of poultry and pork products, as well as the largest domestic exporter of poultry, according to the Brazilian Chicken Exports Association
(ABEF). Sadia Group is also the largest distributor of frozen and refrigerated meat-based products (according to AC/Nielsen). Sadia Group currently has 32,184 employees (December, 2002).

The level of verticalization adopted by Sadia ensures control at all stages of production and distribution of products. The Company's operations include breeding farms for poultry and hog grandparent and parent stock, hatcheries, pork breeding centers, slaughterhouses, processing units, animal feed production plants, representative offices and distribution centers. Sadia introduced the vertical integration of poultry and hog breeding, which was initially adopted in the west of Santa Catarina State. This system is still utilized by the Company. It consists of a partnership between the industry and the rural producers, with a view to obtaining animals for slaughter, raised in highly productive breeding conditions and controlled hygienic-sanitary conditions. Sadia produces one-day chicks and piglets and supplies them to outgrowers, along with feed, transport, technical and veterinary assistance.

The Company has 12 plants within Brazil, and distributes its product line of approximately 630 items through distribution and sales centers spreaded over Brazil, Latin America, Middle East, Asia and Europe. The table below shows the Company's production capacity:

Production Capacity (2002)

Production and Capacity Table         Capacity -    Production -    Production -
                                         2002           2002            2001
--------------------------------------------------------------------------------
Chicken Slaughtering (Million            450.4          450.2            435.9
head/year)
Turkey Slaughtering (Million              19.6           19.4             20.9
head/year)
Hogs Slaughtering (Million                 4.0            3.9              3.6
head/year)
Processed Products (Th. Tons/year)       490.0          401.2            388.0
Margarine (Th. Tons/year)                158.2          128.9            117.9
Animal Feed (Th. tons)                 3,832.0        3,658.9          3,315.0

Source: Sadia S.A.

Within Brazil, Sadia's products are marketed in 330,000 points of sales. The Group has three sales centers within Mercosur (Argentina, Uruguay and Chile), and operates in Paraguay and Bolivia through an exclusive distributor. Outside Latin America, the Company maintains representative offices in Worcester (UK), Milan (Italy), Tokyo (Japan) and Dubai (United Arab Emirates). The Company exports around 250 different products to approximately 65 countries.

COMPANY OVERVIEW

Sadia S.A. began in 1944, with the acquisition by Attilio Fontana of the meatpacker Concordia Ltda., located in the municipality of the same name, in the Western part of the State of Santa Catarina (Brazil). At the time, the Company consisted of a wheat mill and an unfinished slaughterhouse for hogs.

Over the course of its 59-year history, the Company evolved on the basis of two key strategies: the diversification of its portfolio of food products, and investment in quality.

At the end of the 1980s and the beginning of the 1990s, the Company's policy of expansion gave way to rationalization of management and cost structures through reduction by merger of a number of companies in the Sadia Group. Sadia began the 1990s having the controlling ownership in 21 companies, and began to concentrate its operations on the production of processed meat products.

From 1997 forward, management has continued the reorganization of the Sadia Group and has implemented the strategy of concentrating on higher value-added processed products. In 1997, the Company sold its cattle slaughterhouse in Barra do Garcas (State of Mato Grosso), four soybean processing facilities (crushing and refining), 12 purchasing and warehousing centers (for grains), and also transformed its Varzea Grande slaughterhouse (State of Mato Grosso) into a plant for the production of processed meat products. In addition, the transport of the products which had been made by a fleet of owned vehicles was outsourced to specialized transportation companies.

In July 1998, Sadia was merged with two of its subsidiaries, Sadia Frigobras S.A. and Sadia Concordia S.A., so that all of the activities of the Sadia Group were concentrated in a single listed company, Sadia S.A. This resulted from a gradual process of reorganization with a view to simplifying the Sadia Group structure, increasing visibility to capital markets, and achieving gains in scale through the reduction of general and administrative expenses and tax costs.

On December 28, 1999 Sadia acquired the capital stock of Granja Rezende S.A. (primarily a producer and distributor of poultry and pork products) for R$ 137,303, consisting of cash in the amount of R$ 55,303 and the issuance of R$

82,000 notes payable. The operations of Granja Rezende S.A. are included in the consolidated Statement of income from the date of acquisition. The transaction was accounted for as a purchase and the excess of the fair value of the net assets acquired over the cost of the acquisition was allocated to reduce the value assigned to non current assets.

Immediately following the acquisition of Granja Rezende, the Company decided to sell Granja Rezende's soybean crushing and oil manufacturing plant, which was not then in operation, and administrative complex. At December 31, 1999 these assets were carried at fair value less cost to sell as determined, in the Granja Rezende purchase price allocation and were classified as assets available for sale. On March 22, 2000 the Company sold the soybean crushing and oil manufacturing plant for net proceeds of R$ 30,800 which were equal to the carrying value of the assets. In addition, at the time of acquisition the Company determined it would terminate certain employees of Granja Rezende and provided for their dismissal cost (R$ 3,300) in the allocation of the purchase price. Subsequent to the acquisition date, these employees were terminated and paid in the amount provided.

During 2000, the subsidiary Rezende Alimentos Ltda. was converted from a limited liability company into a corporation and the subsidiary's name was changed to Sadia Alimentos S.A. On December 29, 2000, the then parent was merged into Sadia Alimentos S.A., whose name was then changed to Sadia S.A. As the merger was into a wholly owned subsidiary, there was no effect on the consolidated financial Statements. The merger is expected to permit an operational and administrative rationalization, generating administrative and economic benefits and the utilization of tax loss carryforwards.

The investment in Lapa Alimentos S.A. ("Lapa"), a 50 percent owned investee, accounted for by the equity method, was terminated during 2000.

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks. In June 2001, the Company adhered to the Level One Corporate Governance with the Sao Paulo Stock Exchange (BOVESPA) certifying its commitment to transparency and fair disclosure of information.

In the second half of 2001, Sadia and Sun Valley, a U.K. - based subsidiary of Cargill Foods formed a partnership. This partnership gave rise to Concordia Foods Ltd., Worcester - UK, the purpose of which is to explore the potential of the British market providing direct supply to the retail market, foodservice and other segments in the United Kingdom and Ireland.

In August 2001, Sadia opened a distribution center in the city of Jundiai - SP, to supply the Sao Paulo State region, considered as the largest market in Brazil. The Jundiai DC, is a technological milestone for the Company with 20 square meters of area. The Company has invested R$ 23 million, in facilities and IT structure.

The Company has also developed a supply company called Apprimus, together with the Accor Group - a French Group that acts in the food vouchering and hotel-resort segments - and with Grupo Martins - the largest Brazilian food wholesaler. Apprimus operates in the food service market, servicing institutional clients in the domestic market.

In May 2002, Sadia G.M.B.H and its subsidiary, Laxness F.C.P.A. Lda. were created aiming to leverage exports to the European market.

In August 2002, Granja Rezende S/A was merged into Sadia S/A, aiming cost reduction either through standardization and rationalization of the administrative and operational activities as well as by resulting reflections of financial and fiscal nature.

In October 2002, the investment in BRF Trading Company was discontinued. The Company was a joint venture between by Sadia (50%) and Perdigao S.A. (50%).

                         GROUP STRUCTURE - DECEMBER 2002


                               [GRAPHIC OMITTED]

The Sadia Group is currently composed of fifteen companies, as shown in the chart above.

Sadia S.A. concentrates all production, slaughtering, distribution and product sales activities within Brazil. Sadia International Ltd. is one of the Company's vehicle for sales outside Brazil, and is also a shareholder of the `Churrascaria Beijing' steakhouse, which was established in Beijing in partnership with Sky Dragon, a company linked to the Chinese Ministry of Agriculture. Rezende Oleo and Rezende Mkt. e Comunic. Ltda. are non operational. Sadia G.M.B.H. is a holding that controls Laxness F.C.P.A.lda., an offshore company responsilble for part of Sadia's export operations. Sadia Argentina, Sadia Uruguai and SadiA Chile are each responsible for the distribution and sales of Sadia's products in their respective countries, while Sadia Italia is a representative office. Nordfin Holding Limited owns 40% of Sadia Chile. Ez Food Servicos, also known as Apprimus, is a joint venture between Accor and Grupo Martins, with equal participations for each partner. Concordia Foods is a joint venture company between Sadia (50%) and Sun Valley Foods (50%) to explore the UK market. Concordia CVMCC is a brokerage firm authorized to operate in accordance with current Brazilian legislation.

BUSINESS OVERVIEW

The Company's operations are organized into three segments: "Processed Products" (frozen and refrigerated products and margarines), "Poultry" (chickens and turkeys) and "Pork".

Of the Company's total gross operating revenue in 2002, 45% was derived from the processed products segment, poultry 38% and pork 11%, and 6% from other activities, such as the grain and by-products segment, hog and poultry breeding, boiled beef parts, and resale of products.

Within the strategic policy of the Company to emphasize products with greater added value (processed products), Sadia opted to reduce its activities related to cattle and grains and by-products. Starting in 1998, the effects of this strategy showed in the reduced contribution of such activities in the revenue of the Company. The remaining activities related to the grains and by-products segment currently consist of the crushing of soy to obtain the meal used as a raw material in the production of feed for the Company's stock and that of the integrated producers, and the sale of raw oil resulting from crushing.

Sadia currently produces a range of products that includes: frozen, refrigerated, salted and smoked pork cuts, lard, bacon, ingredients for "feijoada" (a Brazilian pork and bean stew); frozen and refrigerated pork and chicken giblets; whole frozen and seasoned chickens; frozen and refrigerated poultry cuts and parts; marinated and partially cooked chicken parts; whole frozen and seasoned turkeys; frozen and seasoned turkey cuts and parts; breaded chicken parts; raw, cooked and smoked hams; "tender" gammons, hams, cold cuts and related products; "Parma-type" hams; smoked chickens and turkeys; cooked and smoked turkey hams and turkey-based cold cuts; partially cooked and frozen products, such as beef, turkey and chicken meatballs; beef, turkey and chicken-based hamburgers; pork, turkey and chicken based frankfurters; sausages; bolognas; salamis; coppa; turkey-based hams; cold cuts in general; chicken, meat and pork-based pates; beef, poultry and fish-based frozen ready-made dishes and pasta; frozen ready-made foods for heating and serving as meals and snacks, such as breaded poultry, fish and appetizers, frozen pizzas and refrigerated fresh pasta; and margarine.

The following tables present sales volumes and gross operating revenue for the years ended December 31, 2002, 2001, and 2000.


SALES VOLUME (TONS)                        2002              2001           2000
-----------------------------------------------------------------------------------
DOMESTIC MARKET                           751,041            729,642       797,831
     Processed Products                   503,612            472,230       450,570
     Poultry                              143,941            185,100       276,163
     Pork                                 103,488             72,312        71,098
EXPORTS                                   607,694            445,375       360,827
     Processed Products                    25,347             16,377        13,214
     Poultry                              494,035            380,118       321,682
     Pork                                  88,312             48,880        25,931
TOTAL                                   1,358,735          1,175,017     1,158,658
   Processed Products                     528,959            488,607       463,784
     Poultry                              637,976            565,218       597,845
     Pork                                 191,800            121,192        97,029
Source : Sadia


GROSS OPERATING REVENUE                     2002              2001            2000
 (IN R$ MILLION)
===================================================================================
DOMESTIC MARKET                           2,726.8            2,497.1       2,384.6
-----------------------------------------------------------------------------------
  Processed Products                      1,931.5            1,670.1       1,543.0
  Poultry                                   374.7              410.9         490.7
  Pork                                      197.7              137.4         109.9
  Other (*)                                 222.9              278.7         241.0
-----------------------------------------------------------------------------------
EXPORTS                                   1,928.0            1,480.0         873.4
-----------------------------------------------------------------------------------
  Processed Products                        183,1               97.4          69.8
  Poultry                                 1,385.5            1,148.8         705.1
  Pork                                      318.8              186.6          69.9
  Other (*)                                  40.6               47.2          28.4
-----------------------------------------------------------------------------------
TOTAL                                     4,654.8            3,977.1       3,257.9
-----------------------------------------------------------------------------------
  Processed Products                      2,114.6            1,767.5       1,612.8
  Poultry                                 1,760.2            1,559.7       1,195.8
  Pork                                      516.5              324.0         179.8
  Other (*)                                 263.5              325.9         269.5
-----------------------------------------------------------------------------------

(*) Other: Grains and by-products,boiled beef parts, pig and chicken breeding and resale of products Source: Sadia

The following table presents the breakdown of gross operating revenue in percentage terms by segment, for the years ended December 31, 2002, 2001 and 2000:

Breakdown of Gross Operating Revenue (in %)

BREAKDOWN OF GROSS OPERATING REVENUE
================================================================================
SEGMENT                                2002               2001           2000
--------------------------------------------------------------------------------
    Processed Products                  45%                44%            50%
    Poultry                             38%                40%            36%
    Pork                                11%                 8%             6%
    Other*                               6%                 8%             8%

(*) Other: Grains and by-products,boiled beef parts, pig and chicken breeding and resale of products Source: Sadia

PROCESSED PRODUCTS

As a result of the Company's strategy of concentrating on higher value-added, higher margin products, the processed products segment results increased in the second half of the 1990s. Production rose from 239.0 tons in 1994 to 528.9 tons in 2002, when such products accounted for 45% of the Company's gross operating revenue.

Sadia operates nine plants that manufacture processed products, eight of which are dedicated to meat processing and one to margarine production. These plants are located close to their suppliers of raw materials or to the main domestic centers of consumption.

Sadia's processed products segment comprises a wide range of products, including: frozen products (hamburgers, breaded products, ready-made dishes and pizzas), refrigerated products (hams, sausages, frankfurters, bolognas, salamis, cold cuts, product portions and refrigerated pasta) and margarine - the majority of which are sold under the "Sadia" brand.

Sadia sells most of its processed products in the domestic market, which accounted for 91.1% of gross operating revenues from this segment in 2002. The exports of processed products currently account for 4.0% of gross operating revenues, which have grown by 92.7% over the past year.

Most of the raw materials used by Sadia derive from meats and soy oil produced by the Company, with only small volumes of pork acquired from third parties. By contrast, all beef that is processed by the Company is produced by selected suppliers, who are subject to inspection by the Federal Agriculture Ministry. There are no suppliers who individually account for over 10% of Sadia's total purchases of beef.

Sadia believes that its use of chicken meat as a raw material for processed products should grow substantially for two reasons: (i) the increase in the range of chicken-based products such as breaded products, and (ii) an increasing share for this kind of meat in the composition of other processed products, such as sausages, frankfurters and bolognas. The development of specialized products (boiled and roasted products) for the institutional and foreign markets should also contribute to the increase in chicken production.

The following table presents gross operating revenue from sales of processed products by product line, for the years ended December 31, 2002, 2001 and 2000.


PROCESSED PRODUCTS
GROSS OPERATING REVENUE                       2002              2001                  2000
 (IN R$ MILLION)
=================================================================================================
FROZEN                                         415.7               369.7                   312.8
    Hamburger                                  105.2                91.8                    85.1
    Breaded Products                           183.4               162.4                   113.6
    Portions                                    20.1                15.1                    15.5
    Frozen ready-made dishes                   107.0               100.4                    98.6
REFRIGERATED                                 1,329.5             1,122.0                 1,052.2
    Ham and Related                            239.1               235.5                   216.9
    Sausages                                   308.9               258.6                   219.8
    Frankfurters                               139.5               119.3                   121.7
    "Light" line                               133.9               124.2                   107.7
    Bolognas                                    99.6                88.7                    81.0
    Salamis                                     55.5                56.9                    50.6
    Cold cuts                                   39.1                42.2                    40.9
    Other                                      313.9               196.6                   213.6
MARGARINE                                      369.4               275.8                   247.8

TOTAL                                        2,114.6             1,767.5                 1,612.8

POULTRY AND PORK

In 2002, Sadia's sales of non-processed products reached R$ 2,276.7 million, and accounted for 48.9% of the Company's total gross operating revenue. Among such products, chicken is the most significant, accounting for 30.3% of total sales in 2002, followed by turkeys and pork, which accounted for 7.5% and 11.1% of sales, respectively. The Company exports significant amounts of fresh meat, which in 2002, accounted for 88.4% of total export revenue.

Sadia operates seven chicken slaughterhouses. Three are located in the State of Parana, two in the State of Santa Catarina, one in the State of Minas Gerais and one in the State of Mato Grosso. The Company also operates three turkey slaughterhouses, one in Santa Catarina State, one in Minas Gerais State and one in Parana State, and five slaughterhouses for hogs, two in Parana State, one in Santa Catarina State, one in Minas Gerais State and one in Rio Grande do Sul State.

The table below shows slaughtering volumes of the Company for the years ended December 31, 2002, 2001 and 2000 in thousands of units:

SLAUGHTERING  VOLUMES   (million units)
                                             2002          2001          2000
--------------------------------------------------------------------------------
Chickens                                     450.2         435.9         417.2
Turkeys                                      19.4          20.9          18.8
Hogs                                          3.9           3.6           3.3

Source : Sadia

The following table shows gross operating revenue from non-processed products, for the years ended December 31, 2002, 2001 and 2000.


POULTRY AND PORK
GROSS OPERATING REVENUE (in R$ million)

                                                             2002             2001           2000
---------------------------------------------------------------------------------------------------

NON- PROCESSED PRODUCTS
POULTRY                                                      1.760,2        1.559.7        1,195.8
---------------------------------------------------------------------------------------------------
CHICKENS                                                     1.413,7        1.267.9          951.6
Whole                                                          677.3          564.5          466.3
Parts                                                          662.4          584.8          392.0
By-products/Other                                               74.0          118.6           93.4
TURKEYS                                                        346,5          291.8          244.2
Whole                                                           74.6           67.2           65.5
Parts                                                          261.2          220.0          169.8
By-products/Other                                               10.7            4.6            8.8
---------------------------------------------------------------------------------------------------
PORK                                                           516.5          324.1          179.8
===================================================================================================
TOTAL                                                        2,276.7        1,883.8        1,375.6
===================================================================================================

Source : Sadia

PRODUCTION PROCESS

PROCESSED PRODUCTS

The Company uses special cuts of pork, chicken and turkey, as well as selected and shaped fragments for the production of hams, sausages, frankfurters, bologna, hamburgers, pressed ham and related products. Seasonings and secondary raw materials are applied to each product type or line, according to established formulas, in order to ensure consistency, color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

POULTRY

The production process for poultry consists of four stages. The first two entail direct investment by the Company in grandparent and parent stock. The third relates to the commercial stock of birds, and involves the direct participation of integrated farmers, and the last is the slaughtering process.

Grandparent and parent stock. The Company imports grandparent stock from the United States in the form of eggs, that are hatched in Sadia's hatcheries and then raised on Company-owned farms. These birds produce parent stock that is also raised on Company-owned farms, and that in turn produce eggs. The operation involves nine hatchery centers, six of which produce "one-day-chicks" and three "one-day-turkeys". The "one-day-chicks" are supplied to third-party outgrowers. Sadia operates a similar system for turkeys, importing eggs from Canada to produce grandparent stock that in turn produces parent stock that is raised on Company-owned farms. The Company is not dependent on any foreign supplier for its genetic resources, nor does it face any barriers to their development.

Commercial Stock. The "one-day-chicks" produced by parent stock are supplied to integrated outgrowers who are responsible for raising the birds. The Company has contracts with approximately 5,300 outgrowers, to which it provides feed, technical and veterinary assistance to allow such outgrowers the outgrowing process up to the time the birds reach slaughtering age, which for chickens is normally 40 days (at a weight of 1.93 kg). There are no employment agreements between Sadia and the outgrowers, who generally carry out this activity in order to supplement their income. Most outgrowers farm on a small scale and raise 6 flocks per year (each flock consists of approximately 14,000 chickens). The Company remains the owner of the birds, and at the end of each production cycle, pays an outgrowing commission fee based on a performance index that is calculated as a function of indicators such as bird mortality, feed to meat conversion ratio and average weight. The fee paid to the integrated farmers covers the outgrowing costs, raw materials, labor and their net profit.

Slaughtering. Poultry are slaughtered through a process by which they are electrically stunned. They are then bled by puncturing of major blood vessels. After heating to a temperature of 55/60o C, they are plucked and gutted by automatic machines. The gutting process is subject to health control and inspection. The carcasses are then moved for cooling or freezing at respective temperatures of 6o C or -12/-18o C, and are then packaged according to the required standards of Servico de Inspecao de Produtos Animais (SIPA) (Animal-based Product Inspection Agency). At this stage, the whole birds are either distributed to the consumer market as fresh meat or used as raw material in processed products.

PORK

The Company produces grandparent, parent and piglet stock on its own farm.

Half the parent stock produced by Sadia is supplied to integrated outgrowers who receive feed, medicine and technical assistance by way of support. These parent animals produce hogs that are sold to Sadia for slaughter, after the fattening process is completed. The other half of the parent stock produced by the Company is sold to piglet producers, who also receive feed, medicine and technical assistance. Sadia repurchases the piglets at market prices and distributes them to integrated outgrowers, who after the fattening process sell such pigs to Sadia for slaughter.

Slaughtering. The hogs are slaughtered through a process in which they are bled after being stunned electrically. After heating to a temperature of 60/64o C, their bristles are removed by automatic machines. The animals are then dried, flamed, brushed and gutted, which process is subject to health inspection. After cooling to a temperature of 5o C, the carcasses are cut up and processed.

INDUSTRY OVERVIEW - DOMESTIC AND INTERNATIONAL MARKETS

Processed Products

Consumption of processed products is influenced by several factors, including the increase in consumer disposable income, and efforts related to the development of products, with a view to meeting consumer demand for more sophisticated products.

The processed products segment is divided into three categories: frozen products, refrigerated products and margarines.

Frozen Processed Products

In 2002, the Brazilian market for frozen processed products accounted for revenue of US$ 284,342 thousands. Approximately 80.3% of this total is attributable to the two largest companies - Sadia and Perdigao S.A.

Consumption of frozen products is less sensitive to variations in disposable income among the population. This is explained by the fact that a large proportion of the total volume of the segment is consumed by higher income groups. Brazilian Market for Frozen Processed Products.

                         2002        2001       2000       1999        1998
                      ----------------------------------------------------------
Sales (US$ `000)          284,342    293,815    299,630     293,957    388,228
change %                     (3.2%)     (1.9%)      1.9%      (24.3%)     18.9%
Volume (tons)             107,494     91,722     74,359      73,053     66,249
change %                     17.2%      23.4%       1,8%       10.3%      22.7%

Source: ACNielsen

Due to the characteristics of frozen processed products - with production concentrated among a small number of companies, and supply aimed at a more restricted group of consumers - the Company believes that volume sales of frozen processed products will maintain their growth trend, although at rates below the 20% annual average registered between 1998 and 2002. In any case, since the market for frozen processed products is still far from mature within Brazil, the Company believes that its medium and long-term prospects are highly positive based on the trend over the preceding five years.

Refrigerated Processed Products

In 2002, the Brazilian market for refrigerated processed products accounted for sales of US$ 954,908 thousands. The two largest companies in this market together accounted for approximately 56.0% of net sales, according to ACNielsen, with the remaining share being split among a large number of small companies.

Brazilian Market for Refrigerated Processed Products

BRAZIL                        2002        2001         2000        1999         1998
-------------------------------------------------------------------------------------
Sales  (US$ `000)         954,908   1,112,836    1,403,449   1,306,432    1,936,433
change %                   (14.2%)     (20.7%)         7.4%     (32.5%)       (2.6%)
Volume (tons)              582,845     575,111      569,043     559,261      523,953
change %                      1.3%        1.1%         1.7%        6.7%         8.2%

Source: ACNielsen

Margarine

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. Fats are obtained by hydrogenating bleached oil. Both of these materials are deodorized in order to prepare the "blend". The process is completed by the preparation of an emulsion, the cooling and crystallization of the product, placing into containers, and the packing of these into boxes.

PRINCIPAL MARKETS WHERE THE COMPANY COMPETES

In 2000, Sadia had an average of 27.0% of its gross operating revenues provided from exports, in 2001 the Company increased this ratio to 37.2% and in 2002 exports reached 41.4% of total sales. The table set forth below presents the main regions of the world where the Company has commercial relations and the discussion that follows describes the main trends and expectations for its markets.

     EXPORTS BY REGION - R$ `000        2002          2001        2000
                                     ----------      --------    -------
     Europe                            572,615        486,149    276,166
     Middle East                       534,055        486,149    282,716
     Asia                              287,272        212,690    166,381
     Mercosul                           50,128         60,769     82,011
     Emerging markets (mainly
     Russia and other former Soviet    483,927        234,291     66,116
     Union countries)
                                     ----------   ------------   --------
                                     1,927,997      1,480,048    873,390
                                     ==========   ============   ========

POULTRY - BROILER AND TURKEY

The international poultry market has been characterized by a long-term decline in real prices, and by cyclical phases of high profitability, followed by periods of excessive supply, and a fall in prices and profitability.

According to the FAS World Broiler Trade Overview Report, dated March 20, 2003, the 2003 total broiler meat exports in 2003 for major exporting countries are forecast at 5.7 million tons, less than a 1 percent decrease from the 2002 level.

The decrease in exports is mainly attributed to restrictions in Russia's poultry imports. Russia, the largest market for poultry products, announced an annual poultry import quota of 1.05 million tons. The pro-rated quota, equal to 744,000 tons, will be effective May 1, 2003, and will be allocated by country. As a result of the quota, world broiler meat imports for major countries will fall by about 2 percent from the 2002 level, and competition in other markets among the major exporting countries is expected to stiffen.


BROILER PRODUCTION (000 METRIC TONS)

                            2003 (F)    2002 (P)      2001        2000        1999        1998
-------------------------------------------------------------------------------------------------
China                        9,844       9,558        9,278       9,269       8,550        8,120
Brazil                       7,700       7,355        6,567       5,980       5,526        4,498
European Union               6,720         685        6,822       6,654       6,614        6,789
Mexico                       2,297       2,188        2,067       1,936       1,784        1,587
India                        1,500       1,400        1,250       1,080         820          710
Thailand                     1,450       1,380        1,230       1,070         980          930
Japan                        1,085       1,097        1,074       1,091       1,078        1,097
Canada                         975         945          927         877         847          798
Malaysia                       846         832          813         786         684          660
South Africa                   760         745          730         707         681          667
Others                       6,110       6,941        6,904       6,866       6,631        6,523
TOTAL FOREIGN               39,287      33,126       37,662      36,316      34,195       32,379
UNITED STATES               14,505      14,467       14,033      13,703      13,367       12,525
WORLD TOTAL                 53,792      47,593       51,695      50,019      47,562       44,904

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler (Ready to cook equivalent) Summary (p) preliminary (f) forecast

BROILER CONSUMPTION (000 METRIC TONS)

                           2003 (F)    2002 (P)       2001         2000         1999        1998
-------------------------------------------------------------------------------------------------
China                        9,844       9,555        9,262        9,413       8,766      8,224
European Union               6,390       6,410        6,522        6,191       6,048       6,168
Brazil                       6,150       5,767        5,326        5,087       4,776       3,904
Mexico                       2,571       2,452        2,308        2,158       1,972       1,770
Japan                        1,855       1,809        1,797        1,772       1,742       1,697
Russia                       1,774       1,697        1,588        1,320       1,279       1,297
India                        1,495       1,398        1,249        1,080         820         710
Canada                         974         944          927          891         866         794
Thailand                       970         915          805          742         692         656
Malaysia                       881         866          846          812         705         668
Others                       7,224       8,133        8,230        8,202       8,144       7,849
        TOTAL FOREIGN       40,128      39,946       38,860       37,668      35,810      33,737
        UNITED STATES       12,215      12,273       11,557       11,474      11,251      10,502
          WORLD TOTAL       52,343      52,219       50,417       49,142      47,061      44,239

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler (Ready to cook equivalent) Summary (p) preliminary (f) forecast

TURKEY PRODUCTION (000 METRIC TONS)

                          2003 (F)     2002 (P)        2001        2000         1999        1998
-------------------------------------------------------------------------------------------------
European Union               1,740        1,760       1,777       1,740        1,830       1,700
Brazil                         195          182         165         137          115         107
Poland                         170          165         150         115           92          90
Canada                         152          147         149         152          139         139
Hungary                         90           88          84          78           73          62
Mexico                          14           13          13          12           12          11
Russian Federatiion             11            9           7           7            8           9
South Africa                     5            5           4           3            2           1
Other                            -            5           8          95           91          86
         TOTAL FOREIGN       2,377        2,374       2,357       2,339        2,362       2,205
         UNITED STATES       2,541        2,557       2,490       2,419        2,372       2,366
           WORLD TOTAL       4,918        4,931       4,847       4,758        4,734       4,571


Source: FAS, official statistics and inter-agency analysis, USDA, Turkey (Ready to cook equivalent) Summary (p) preliminary (f) forecast


TURKEY CONSUMPTION (000 METRIC TONS)

                        2003 (F)     2002 (P)        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
European Union             1,570        1,560       1,602        1,553        1,640        1,526
Mexico                       169          156         161          152          142          130
Poland                       167          163         158          108           85           99
Canada                       146          143         135          137          136          139
Brazil                       110           92          96           93           89           87
Russia                        86          169         171          170          169          156
Hungary                       63           63          69           55           51           49
South Africa                  20           20          19           24           21           17
Other                                      33          49          142          142          105
                               -
      TOTAL FOREIGN        2,331        2,399       2,460        2,434        2,475        2,308
      UNITED STATES        2,320        2,316       2,269        2,223        2,223        2,214
        WORLD TOTAL        4,651        4,715       4,729        4,657        4,698        4,522


Source: FAS, official statistics and inter-agency analysis, USDA, Turkey (Ready to cook equivalent) Summary (p) preliminary (f) forecast

KEY EXPORTERS

United States

Broiler meat exports in 2003 are forecast at 2.3 million tons, a 7 percent increase from the 2002 level. Broiler exports to traditional markets in Asia and the Americas are expected to remain strong, while exports to Russia, the largest market for U.S. broiler exports, will face challenges due to a Russian quota on poultry imports effective May 1, 2003. The Russian quota, if applied flexibly to both bone-in and boneless poultry, would provide for access exceeding the level of average monthly shipments in 2002. However, if the quota breakout remains as Russia has announced, U.S. bone-in poultry exports to Russia will be negatively affected. Mexico's provisional safeguard on imports of leg quarters, thighs, and drumsticks for the next 6 months is large enough to accommodate historical export levels, but will reduce potential growth that was anticipated with the elimination of all NAFTA duties and quotas in January. Mexico's provisional safeguard does not apply to imports of other poultry products.

Brazil


Broiler meat exports in 2003 are forecast at 1.55 million tons, a 2 percent decrease from the 2002 level. The decrease in exports is mainly attributed to limited access to the Russian markets caused by Russia's introduction of a poultry import quota in 2003. Brazil was allocated only 5 percent, or 33,300 tons, of the Russian poultry import quota for the May-December period. The allocated volume is 11 percent of what Brazil exported to Russia in 2002. Major importing countries' sanitary concerns about Brazilian products will also challenge Brazil's exports in 2003.

European Union

Broiler exports are forecast to be 720,000 tons in 2003, down 15 percent from 2002. An outbreak of high pathogenic Avian Influenza in the Netherlands in early 2003 will be the largest factor in reduced exports. The Netherlands accounts for 29 percent of EU broiler exports to the world. In addition, increased competition from Brazil in Middle East markets will be a factor as well. The EU is the world's third largest broiler exporter.

Thailand

Broiler meat exports in 2003 are forecast at 480,000 tons, a 3 percent increase from the 2002 level. Thailand's further processed products exports to Japan and the EU are expected to remain strong, as those products increase Thailand's export value while minimizing importer's sanitary concerns. In 2002, Thailand's further processed cuts exports, mainly to Japan and the EU, grew faster than the growth rate seen in fresh/frozen cuts exports.


BROILER EXPORTS (000 METRIC TONS)

                                2003 (F)    2002 (P)    2001         2000       1999        1998
-------------------------------------------------------------------------------------------------
Brazil                          1,550       1,588       1,241         893        750         594
European Union                    720         850         718         762        764         788
Thailand                          480         465         425         328        288         274
China                             400         438         489         464        375         323
Canada                             80          75          69          55         47          53
Hungary                            32          32          35          35         45          52
Saudi Arabia                       20          20          20          16         16          21
United Arab Emirates               20          20          20          20         19          23
Australia                          15          15          19          14         12          13
Argentina                          14          10           6           5          3           6
Others                             48          44          44          45         63          71
            TOTAL FOREIGN       3,379       3,557       3,086       2,637      2,382       2,218
            UNITED STATES       2,325       2,177       2,521       2,231      2,080       1,978
              WORLD TOTAL       5,704       5,734       5,607       4,868      4,462       4,196

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler (Ready to cook equivalent) Summary (p) preliminary (f) forecast

TURKEY EXPORTS (000 METRIC TONS)

                           2003 (F)     2002 (P)     2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
European Union               235          285         261          248          234          209
Brazil                        85           90          69           44           26           20
Hungary                       32           30          24           26           25           20
Canada                        15           14          14           14           10           10
Poland                        13           12          12           13           15            4
Mexico                         5            6           8            8            4            1
Other                          -            -           1            7            6           12
      TOTAL FOREIGN          385          437         389          360          320          276
      UNITED STATES          213          199         221          202          172          202
        WORLD TOTAL          598          636         610          562          492          478


Source: FAS, official statistics and inter-agency analysis, USDA, Turkey (Ready to cook equivalent) Summary (p) preliminary (f) forecast

KEY IMPORTERS

China

Broiler meat imports in 2003 are forecast at 400,000 tons, an almost 9 percent decrease from the 2002 level, as gains in production displace imports. China's broiler production series for 1987-2001 was revised upward to include not only western breeds but also domestic breeds as production of domestic breeds has reportedly grown to meet consumer tastes. The western breeds are predominantly used for commercial meat production. Domestic breeds, mainly yellow chicken, are multi-purpose, used for meat and egg production. Inclusion of both breeds in the supply and distribution balance sheet, more accurately measures broiler consumption in the country.

European Union

European Union broiler imports in 2003 are projected to decline 5 percent from the previous year to 390,000 tons. The EU made changes to tariff regulations on salted poultry meat in 2002, which lead to reductions in imports from Brazil and Thailand. Imports are expected to decline due to the tariff changes and shifts in consumption. The EU is the world's fourth largest broiler importer.

Hong Kong

Broiler meat imports for 2003 are forecast at 210,000 tons, nearly an 8 percent increase from the 2002 level. Increased demand for chilled chicken from China is the key factor for the gain. Hong Kong's imports from China grew to 38,000 tons in 2002, mainly whole birds, accounting for nearly 20 percent of its total broiler imports.

Japan

Broiler meat imports for 2003 are forecast at 760,000 tons, a 2 percent increase from the 2002 level. Imports of further processed product, mainly from China and Thailand, are expected to remain strong, supported by strength in the ready-to-eat food market. Japan's safeguard on beef imports, once triggered, may stimulate Japan's broiler consumption.

Mexico

Broiler meat imports in 2003 are expected to increase 4 percent from the revised 2002 import level to 275,000 tons, supported by the removal of tariff rate quotas (TRQs) and tariffs on products except leg quarters, thighs, and drumsticks. Leg quarters, thighs, and drumsticks are subject to a tariff-rate quota under a provisional safeguard. All other poultry products are imported duty free as NAFTA TRQ's and tariffs were eliminated on January 1, 2003. As a result of a U.S.- Mexico bilateral agreement, Mexico introduced a provisional safeguard measure that went into effect on January 23, 2003. The provisional safeguard establishes a tariff-rate quota of 50,000 tons at zero duty for 6 months

(ending July 23, 2003). Additional imports of leg quarters, thighs, and drumsticks during this period are subject to a 98.8 percent tariff. In the meantime, bilateral negotiations continue to develop final safeguard provisions that should be published by July 2003.

Russia

In 2003, broiler imports are forecast at 1.125 million tons, down 7 percent from the previous year. The quota does not go into effect until May 1, 2003, allowing for unlimited imports between January and April. In anticipation of the impending quota, importers have been maximizing their imports keeping private stocks filled to capacity. Russia is the world's largest broiler importer.

Saudi Arabia

Broiler meat imports in 2003 are forecast to be 185,000 tons, down 1 percent from 2002. The reduction in imports is attributed to increased domestic production and sanitary concerns over antibiotics in Brazilian broiler meat. Production is forecasted to increase 6 percent, outpacing consumption growth. Brazil, Saudi Arabia's leading supplier of broiler meat, is currently facing scrutiny from the Saudi government over a discovery of the antibiotic Nutrofuran in broiler meat.

BROILER IMPORTS (000 METRIC TONS)

                                2003 (F)   2002 (P)      2001        2000       1999       1998
-------------------------------------------------------------------------------------------------
Russia                           1,125      1,208        1,281        943        930       1,020
Japan                              760        744          710        721        667         590
China                              400        435          473        608        591         427
European Union                     390        410          418        299        198         167
Sadudi Arabia                      385        390          399        348        364         287
Mexico                             275        265          242        223        190         185
Hong Kong                          210        195          233        232        391         268
United Arab Emirates               140        135          123        111        117         122
Korea                               98         95           83         67         47          13
Canada                              80         72           73         69         62          55
Kuwait                              61         60           62         53         54          45
Others                             239        245          300        352        377         379
               WORLD TOTAL       4,163      4,254        4,397      4,026      3,988       3,558


Source: FAS, official statistics and inter-agency analysis, USDA, Broiler (Ready to cook equivalent) Summary (p) preliminary (f) forecast

TURKEY IMPORTS (000 METRIC TONS)

                        2003 (F)     2002 (P)        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
Mexico                       160          149         156          148          134          120
Russia                        75          160         164          163          161          147
European Union                65           85          86           61           44           35
South Africa                  15           15          15           21           19           16
Poland                        10           10          16           10            8           13
Canada                         6            6           5            4            5            4
Hungary                        5            5           9            3            3            7
Other                          -           28          34           52           66           30
      TOTAL FOREIGN          336          458         485          462          440          372
        WORLD TOTAL          336          458         485          462          440          372


Source: FAS, official statistics and inter-agency analysis, USDA, Turkey (Ready to cook equivalent) Summary (p) preliminary (f) forecast

PORK

Trade policy will dictate the tone of 2003 global pork trade. The Russian tariff rate quota (TRQ) announced on January 23, 2003, is expected to limit Russian pork imports to 630,000 tons, a 21-percent decline from the 2002 import level. Japanese import growth will slow to an estimated 1 percent as beef consumption continues to recover from BSE concerns. Mexican pork imports are forecast unchanged from 2003. The combined effect of these measures suggests greater competition among the world's leading pork exporters.

PORK PRODUCTION (000 METRIC TONS - CARCASS WEIGHT EQUIVALENT)

                        2003 (F)     2002 (P)        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
China                     44,100       43,000      41,845       40,314       40,056       38,837
European Union            17,550       17,550      17,419       17,585       18,059       17,581
Brazil                     2,615        2,565       2,230        2,010        1,835        1,690
Canada                     1,880        1,835       1,729        1,638        1,550        1,337
Russia                     1,750        1,630       1,560        1,500        1,490        1,510
Poland                     1,720        1,640       1,550        1,620        1,675        1,650
Korea                      1,245        1,153       1,077        1,004          950          992
Japan                      1,210        1,228       1,245        1,269        1,277        1,285
Phillipines                1,120        1,095       1,064        1,008          973          933
Mexico                     1,100        1,085       1,065        1,035          994          950
Others                     3,732        3,769       3,683        3,806        4,128        3,940
      TOTAL FOREIGN       78,022       76,550      74,467       72,789       72,987       70,705
      UNITED STATES        8,869        8,929       8,691        8,597        8,758        8,623
        WORLD TOTAL       86,891       85,479      83,158       81,386       81,745       79,328


Source: FAS, official statistics and inter-agency analysis, USDA, Pork Summary
(p) preliminary  (f) forecast


PORK CONSUMPTION (000 METRIC TONS - CARCASS WEIGHT EQUIVALENT)

                        2003 (F)     2002 (P)        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
China                     43,970       42,835      41,764       40,291       40,024       38,740
European Union            16,460       16,315      16,239       16,169       16,723       16,591
Russia                     2,379        2,429       2,119        2,019        2,321        2,219
Japan                      2,420        2,362       2,268        2,228        2,212        2,146
Brazil                     2,115        1,975       1,919        1,826        1,727        1,581
Poland                     1,680        1,580       1,487        1,544        1,484        1,462
Mexico                     1,360        1,345       1,305        1,252        1,131        1,045
Korea                      1,250        1,206       1,159        1,059          984          940
Phillipines                1,130        1,105       1,073        1,032          997          942
Canada                     1,105        1,087       1,087        1,047        1,063          955
Others                     4,079        4,066       3,988        4,093        4,034        3,690
      TOTAL FOREIGN       77,948       76,305      74,408       72,560       72,700       70,311
      UNITED STATES        8,610        8,684       8,388        8,457        8,596        8,305
        WORLD TOTAL       86,558       84,989      82,796       81,017       81,296       78,616

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler (Chicken 16 weeks old) Summary (p) preliminary (f) forecast

KEY EXPORTERS

UNITED STATES

U.S. pork production is forecast to decline in the second half of 2003 as producers respond to poor profitability. Despite lower U.S. production, exports are expected to grow by almost 2 percent in 2003. The impact of the Russian TRQ will be mostly indirect, as the Russian market accounted for less than 3 percent of U.S. pork exports in 2002. Mexico's anti-dumping investigation casts a cloud on the forecast for U.S. pork exports, however, interested groups, both in the U.S. and in Mexico, appear determined to find a resolution that will preserve the successes of the NAFTA framework. Mexico accounted for 21 percent of U.S. pork exports in 2002. While trade with Mexico and Russia appears to have slowed, demand for U.S. pork in Korea is expected to remain relatively strong. Japan continues to be the largest market for U.S. pork, accounting for 48 percent of U.S. exports.

BRAZIL

After extraordinary growth in the last two years, Brazilian pork production is expected to slow in 2003, as relatively high feed costs and low pork prices are likely to trim profits for many hog producers. Brazil's exports for 2003 are forecast to contract by 15 percent from 2002 levels. Russia, which alone accounts for almost 80 percent of Brazilian pork exports, will be a very difficult market given the TRQ situation and Russia's ongoing sanitary concerns with Brazilian pork. However, Brazil is expected to actively seek alternative markets to offset any losses in Russia.

CANADA

Canadian hog inventories are still growing. The Statistics Canada estimates for January 1, 2003, show a 2.5 percent increase in the hog inventory, and a 3 percent increase in breeding stock numbers. Canadian pork exports are forecast to remain strong, growing by over 4 percent in 2003 and representing 47 percent of production. Although the United States will remain the most important destination for Canadian pork, accounting for almost 60 percent of exports, Canada is expected to increase exports to other markets as well. Exports to Australia and Korea have been increasing, and Mexico remains a major market for Canadian pork.

EUROPEAN UNION

The 2003 EU pig crop is forecast to decline slightly as the Netherlands and Belgium continue to face environmental constraints, and the United Kingdom tackles a feeder pig shortage and problems with sow infertility. While sow stocks in Germany, Denmark and France appear stable, expanding pork production in Spain is expected to largely offset declines elsewhere in the EU. The EU pork export forecast for 2003 has been revised downward to account for the impact of the Russian TRQ. Russia is the EU's second largest market, accounting for more than 15 percent of total exports. Elsewhere, the EU is forecast to remain very competitive.

PORK EXPORTS  (000 METRIC TONS - CARCASS WEIGHT EQUIVALENT)

                        2003 (F)     2002 (P)        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
European Union             1,200        1,245       1,235        1,470        1,390        1,034
Canada                       875          839         727          658          554          432
Brazil                       500          590         337          163          109          105
China                        200          225         139           73           75          143
Hungary                      110          120         118          143          131          109
Australia                     80           78          66           49           37           17
Poland                        80           80          88          160          235          220
Mexico                        60           60          60           59           53           49
Czech Republic                25           27          14            8           10           27
Korea                         25           14          41           30          113          116
Others                         7            5           6           14           23           20
      TOTAL FOREIGN        3,162        3,283       2,831        2,827        2,730        2,272
      UNITED STATES          746          732         708          584          580          558
        WORLD TOTAL        3,908        4,015       3,539        3,411        3,310        2,830

Source: FAS, official statistics and inter-agency analysis, USDA, Pork Summary
(p) preliminary (f) forecast

KEY IMPORTERS

UNITED STATES

U.S. pork imports in 2002 grew nearly 13 percent from 2001 levels. For 2003, pork imports are forecast at 490,000 tons, up less than 1 percent from 2002. Canada continues to be the most dominant foreign supplier, accounting for about 80 percent of U.S. pork imports. The U.S. and Canadian markets are also increasingly integrated in the movement of live animals. In 2003, the U.S. is expected to import close to 5.8 million live hogs, an estimated 69 percent of which will be feeder pigs. The EU is still in the process of regaining some of its pre-FMD share of the U.S. pork market. The Country-of-Origin-Labeling (COOL) provision, mandated under the U.S. Farm Security and Rural Investment Act of 2002, has been causing concerns among U.S. trading partners.

HONG KONG

Pork imports for 2003 are forecast at a record 280,000 tons, up 2 percent from the 2002 level. A sluggish economy, higher unemployment rate, and a recurrence of an avian disease outbreak in Hong Kong are causing consumers to switch to pork from other meats. In addition, consumer preferences are changing from freshly slaughtered meats to chilled/frozen meats due to gradual changes in eating habits and concern over sanitary conditions in the wet market. Pork imports from China continue to increase as the Chinese government now allows more than one agent to market its meat in Hong Kong. In 2002, China, Brazil and the EU were Hong Kong's main pork suppliers.

JAPAN

Pork production has been steadily declining due to the shrinking number of swine producers. Between 1992 and 2001, the number of hog producers dropped 33 percent. During the same time frame, as pork production fell 13 percent, consumption grew by almost 9 percent. For 2003, imports are forecast to increase by about 1 percent. The imposition of a safeguard tariff in August 2002, lasting through March 31, 2003, seems to be having little effect. In 2002, pork imports grew by more than 8 percent over the previous year. The safeguard raises the minimum price at which foreign pork can be imported into Japan, making imported pork less competitive vis-a-vis domestic products. Although the safeguard typically lowers demand for all imported pork, demand for frozen products tends to decline the most. Under the safeguard, imported fresh pork, which typically benefits from larger profit margins, but has a more limited shelf life, continues to be in relatively high demand. The United States is the largest foreign supplier to the Japanese market, followed closely by Denmark, Canada and Mexico.

MEXICO

After a record year in 2002, Mexican pork imports are expected to remain level in 2003. NAFTA provisions eliminated import tariffs and TRQs on pork on January 1, 2003, but mounting pressure from Mexican hog farmers triggered an anti-dumping investigation on U.S. pork. Despite lingering uncertainty over the final outcome, producers on both sides are working toward an amicable resolution. The U.S. accounted for 84 percent of Mexican imports in 2002. Canada and Chile supplied the balance. Prior to January 1, 2003, Canada had been constrained by a NAFTA TRQ level much lower than the one facing the United States. With the elimination of TRQs, Canada is expected to become more competitive in the Mexican market.

RUSSIA

Russia has introduced a 450,000-ton TRQ for pork under HS code 0203 (fresh and frozen pork). The intended aim of the TRQ is to boost Russia's domestic production, decreasing its dependence on pork imports. Production is expected to increase 7 percent in 2003. Under the TRQ, the 2003 forecast estimates a 21-percent reduction in total pork imports. While not country specific, the TRQ is expected to mostly affect the largest exporters to the Russian market:
Brazil, the EU and, to a lesser extent, China. In 2002, Russia imported 800,000 tons, an estimated 33 percent of total pork consumption.

PORK IMPORTS  (000 METRIC TONS - CARCASS WEIGHT EQUIVALENT)

                        2003 (F)     2002 (P)        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------
Japan                      1,175        1,162       1,068          995          919          777
Russia                       630          800         560          520          832          710
Mexico                       320          320         300          276          190          144
Hong Kong                    280          274         260          247          217          207
Korea                        170          160         123          174          156           66
Canada                       100           92          91           68           65           64
China                         70           60          58           50           43           46
Australia                     60           60          38           45           28           10
European Union                60           60          55           54           54           44
Romania                       55           55          46           29           27           53
Other                        187          194         169          225          254          220
      TOTAL FOREIGN        3,107        3,237       2,768        2,683        2,785        2,341
      UNITED STATES          490          486         431          439          375          320
        WORLD TOTAL        3,597        3,723       3,199        3,122        3,160        2,661

Source: FAS, official statistics and inter-agency analysis, USDA, Pork Summary
(p) preliminary (f) forecast

SEASONAL NATURE OF BUSINESS

Chicken and pork. Not seasonal in nature.

Processed products.Processed products are seasonal only in the celebration products, with a higher volume of sales in the fourth quarter.

Turkeys. Turkey production activities are seasonal in nature with respect to "whole turkeys", whose production is concentrated in the second half of the year, with a higher volume of sales in the fourth quarter because of Christmas holidays.

RAW MATERIALS

The Company owns eight animal feed plants with an installed capacity of 3.8 million tons per year, a volume sufficient to supply all the animal feed requirements of its breeding operations. The basic raw materials used in animal feed production are corn and soybeans, in a mix that contains preservatives and micronutrients. Sadia supplies the basic animal feed to its outgrowers and sells the remainder on the spot market.

Sadia purchases corn and soybeans from rural producers, small merchants, cooperatives, large-scale traders and through auctions organized by the Brazilian government, as well as occasionally from Argentina. Most of the production of these raw materials is concentrated in the States of Santa Catarina, Parana, Rio Grande do Sul, Goias and Mato Grosso. Grain is received in sacks or in bulk, and is then weighed. A sample is taken to measure humidity and impurities in the grain. After approval, the grain is unloaded into a hopper for cleaning and drying. Grain is then sieved in order to eliminate the residues that accompany it. After selection and cleaning, the grain is milled and mixed with the other ingredients of the feed.

The Company uses beef acquired on the market in its production of frozen and refrigerated processed products, and boiled beef parts. Other inputs, such as prepared animal intestines (for casing), seasonings and other ingredients, cardboard boxes, plastic bags (for packaging and labels), and veterinary medicines (for poultry and hog breeding), are acquired from many different sources, both at home and abroad.

MARKETING

Sadia's brand name is considered one of the Company's most valuable assets. The Company maintains an active marketing program using both electronic and printed media.

Approximately 58% of the Company's marketing budget is spent on television advertising, 30% on promotions and merchandising, 3% on market research and 9% in other activities. The Company incurred marketing costs of R$82,154, R$90,519 and R$61,797, during the years ended December 31, 2002, 2001 and 2000, respectively.

Marketing expenses are related to a investments in advertising of specific campaigns for the launch of higher value-added products and for the reinforcement of Sadia's brand name.

Business Strategy

Sadia's strategy for maintaining its leadership in the Brazilian food market and winning share in the international market is to capitalize on the Company's competitive advantages in its principal segments of operation, and to concentrate on:

o Developing and introducing value-added products: The Company has, and intends to continue to, invest substantial resources in maintaining and enhancing its share of the Brazilian domestic processed products, while expanding poultry sales, through value-added products, mainly to export.

o Promoting the "Sadia" brand: The Company is undertaking consistent marketing initiatives that emphasize the quality of its products;

o Achieving economies of scale through further integration of the activities of the Company: The Company has focused on improving efficiency and reducing distribution costs by modernizing its distribution centers, implementing an enhanced logistic information system and a distribution routing system and automating/optimizing its sales branch management; and

o Exports: The Company is increasing exports while changing product mix to more value-added products.

Logistics

One of the main competitive advantages of Sadia in Brazil is its logistics system and distribution channels. The Company has been taking many initiatives to keep sustaining its leadership on this subject, which includes partnerships, information technology investments and the development of new procedures.

Distribution

The Company has distribution and sales centers within Brazil and three sales offices in Latin American countries (Argentina, Uruguay and Chile), as well as an exclusive distributor in Paraguay and Bolivia, and three representative offices outside Latin America (Milan, Tokyo, Worcester, Dubai and England).

Within the Brazilian market, Sadia sells its finished products to wholesale and retail outlets, as well as to institutional clients. For the year ended December 31, 2002, the Company sold through 330,000 points of sale throughout Brazil. The Company's ten largest clients in the domestic market accounted for 14% of its total sales during this period.

Sadia's distribution strategy is supported by direct sales to customers, thereby avoiding concentration among a few large customers.

In 2002, 63% of exports were sold to approximately 10 long-standing customers. All of these customers have imported increasing quantities of the Company's products over the last ten years. Sadia's group of importers has been changing since 2000. European countries corresponded to 30% of exports sales in 2002 against 22% in 1999, partly as a consequence of a consistent strategic marketing campaign and in part due to a distribution partnership made with SunValley, a British food processing company, which is responsible for the distribution of Sadia's products in eastern European countries. Exports to emerging markets, such as Russia and other former Soviet Union countries, had also been growing consistently, mainly due to pork exports, representing 25% of total exports in 2002 against 18% in 2001. South America represented 3% in 2002 against 4% in 2001, mainly due to the situation of the Argentinean market.

Transport

Sadia uses trucks as the primary method of distributing its products in Brazil. The Company's distribution system is handled by a network of approximately 1,500 hired vehicles, which service customers directly throughout Brazil. The only exception to this is the transport of grain, for which the Company uses trains and waterways. Exports are shipped by sea except within Mercosur countries, where they are transported by truck.

Distribution by truck is made by refrigerated vehicles, given the perishable nature of the food products, whose shelf life is approximately 30 days. In the case of stoppage of transport by virtue of a general strike, the result would be a complete loss of the products in transit and lack of supply for the points of sale if the period of interruption is greater than 30 days, an outcome the Company considers remote. As an alternative to highway transport, supply could be effected by air, although this would increase the freight cost by more than 20 times. In the case of a sector strike, the impact would be minimized because the Company has manufacturing units producing the same products located in different regions of the country.

Shipment of Exports

The Company ships 80% of its exports through the port of Paranagua, in the State of Parana, with the remainder loaded at the ports of Sao Francisco do Sul and Itajai, both in the State of Santa Catarina.

In the port of Paranagua, the Company has two refrigerated warehouses with a storage capacity of aproximately 10,000 tons. These warehouses have a "drive in" storage system and only operate with palleted cargoes. This system allows the warehouses to receive 1,000 tons of products per day and to load 2,000 tons per day onto pallets.

Since one of the warehouses is located in the wharf area, the Company has priority in the mooring of ships arriving at the port of Paranagua, thereby avoiding possible cost increases due to delays in loading cargo.

The Company ships its cargoes in "full container" or conventional "reefer" vessels for palleted cargo.

MARKET SHARE

Sadia is the Brazilian leader in frozen and refrigerated processed products, as based on ACNielsen's surveys. Its market position is supported by significant investments in its brand, its distribution channels and in quality control.

Ranking in Brazil - 2002

                               Position         Market Share        Source
                               --------         ------------        ------

Frozen Processed Products      1st                      45%         NIELSEN*
Refrigerated         Processed 1st                      30%         NIELSEN*
Products
Margarine                      2nd                      28%         NIELSEN*

* by revenue

In order to maintain its market share, the Company will continue to concentrate on launches of higher value-added products. In 2002, Sadia launched 56 products, against 65 products in 2001 and 89 products in 2000.

Processed Products

Sadia is the domestic leader in processed products (according to ACNielsen), with a 45% market share of frozen products and a 30% share of refrigerated products.

Sadia is the second largest domestic producer of margarine, according to ACNielsen, with a market share of 28% in 2002.

Brazilian Margarine Market


BRAZIL                   2002        2001         2000        1999       1998

Value  (US$ `000)       363,157     352,554      419,016    447,556    618,404
Change  %                   3.0%      (15.9%)       (6.4%)    (27.6%)      0.5%
Volume (Tons)           262,527     249,035      245,466    242,775    239,361
 Change %                   5.4%        1.5%         1.1%       1.4%       1.5%

Source: Nielsen

Poultry

In 2002, the Company had 13.0% share of domestic chicken production, and 23% share of the Brazilian poultry export market. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. There is no independent institute or agency that measures the market share for turkey or turkey-based products in Brazil.

Brazil is a competitor in the international poultry market, ranking as the second largest exporter in 2002 (according to FAS statistics), with exports around 1,588 thousand tons. Competitive advantages such as raw materials, climate and the local labor force are responsible for its performance.

Pork

Approximately 70% of Sadia's pork production is used in its processed products segment. The remainder is sold as fresh meat cuts in the domestic and international markets. According to the Brazilian Pork Producers Association, in 2002, the Company had 40% share of domestic pork production, and 17.6% share of the Brazilian pork export market.

Investments in Operations

In 2002, Sadia invested R$ 112.1 million in operations - 8.3% more than in 2001. Of this amount, 39.9% was allocated to processed products, 30.9% to poultry, 14.7% to pork, and 14.5% in the administrative area . These resources allowed the Company to launch 56 products - 15 of them within new product lines and 41 within existing ones. In 2001, Sadia invested R$ 103.5 million in operations - 33.5% less than in 2000, 17.4% of which was directed towards processed products, 25.2% to poultry, 7.8% to pork, and 49.6% in other activities.

Environment

Brazilian environmental regulations have their principles established in the Federal Constitution, with concurrent jurisdiction among the Brazilian Federal government, the States and the municipalities to regulate the subject. The public administration at each such level of government is responsible for the supervision and control of pollution in any form, as well as for the preservation of forests, hydraulic resources and the fauna and flora. The integration of all of the federal, State and municipal agencies responsible for the protection and improvement of environmental quality is undertaken by the SISNAMA- National Environmental System.

Sadia, as a producer of foodstuffs using a wide range of industrial processes - especially its meat product lines which require slaughter of animals - is therefore subject to compliance with all of the legal requirements, covering environmental risks that are customary in these processes, such as rules governing treatment of liquid effluents, solid organic waste, particulate suspension and odors. The Company is careful to respect the environment at all stages of the production chain, including its activities in the field, the design of packaging (developed with a view to reducing the quantity of raw materials used) and adapting the same to recycling processes. In addition to simply treating residues, Sadia invests in minimizing the generation of these by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. Sadia's expenditures related to meeting environmental requirements and in process optimization amounted to R$ 3.7 million in 2002(R$ 8.5 million in 2001 and R$ 6.5 million in 2000). In 1999, Sadia received the CNI Ecology Award, granted by the National Confederation of Industry, in the Protection of Water Resource category. The Chapeco industrial facility received ISO-14001 certification - recognized by the BVQI (Bureau Veritas Qualite Internationale). With this certification, the Chapeco unit became the first slaughterhouse facility to achieve this certificate, which attests to the conformity of environmental management systems to the ecosystem in which it operates. Conformity to the norms of the ISO-14001 assures a world recognized certification and acts as a guarantee of environmental quality which is required by many countries as a prerequisite for trade relations.

In 2000 the Toledo - PR unit was awarded the Parana Environmental Prize, from the Parana State Government, as a result of its initiatives on water resources.

The Company's "Economically Sustainable Technologies for the Reduction of Potential Pollution by Meat Processing Industries" project, implemented in Concordia (State of Santa Catarina), received the "Expression of Ecology" award in the Industrial Pollution Control category. The Company's "Liquid Hog Wastes Treatment Program" at the Faxinal dos Guedes unit (State of Santa Catarina) won the "Top de Ecologia de 1998" award by ADVB, and the Fritz Muller trophy, awarded by the Santa Catarina Environmental Foundation (FATMA).

Lastly, in October 1999 Sadia became the first slaughterhouse-meat refrigeration plant in Brazil to obtain the ISO 14001 certificate--an international standard governing the performance of companies in the environment and within the concept of sustainable development, when its unit in Chapeco, State of Santa Catarina, specializing in the slaughter of chickens, turkeys and in the production of products based on poultry, was endorsed by the BVQI-Bureau Veritas Qualite International, based in Switzerland.

Human Resources

The Company ended 2002 with 32,184 employees, as compared with 30,371 at the end of 2001. Gross Operating Revenue per employee was R$ 145,700 ,an increase of 11.3% when compared to 2001.

Human development activities concentrate on elementary educational background and technical training. In the field of safety, Sadia has developed and begun to implement a program for awareness and prevention of workplace accidents. The number of accidents with lost time because of injury, which had a strong downward trend since 1996, fell from 290 in 2001 to 246 in 2002.

The Company distributes 5% of its operating earnings to all employees with at least one year of service, excluding equity accounting adjustments, income tax and social contributions. In 2002, the amount corresponded to R$ 24.7 million, with premiums of a minimum of 85.8% of the salary of each employee, for profit sharing handed bonus for good departmental performance.

In April 2000, the Company's Board of Directors approved a stock award plan for the Directors of the Company. Under the plan, Directors will receive 5%, and may elect to receive an additional 5% or 10%, of their annual bonus in shares of Preferred Stock based on the market price of the stock at the date the bonus is paid. Based on the number of Preferred Shares a Director receives, the Director will be entitled to a cash payment equal to any increase in the market value of the Preferred Shares as of March 10 of the third year following the bonus payment, provided that the Director still holds the preferred stock and is still a Director of the Company.

The Company believes it maintains satisfactory relations with its employees, and there have been no strikes or significant labor disputes in recent years. Current collective bargaining agreements have a term of one year, and are negotiated between the Company and workers' unions, with such agreements negotiated separately for each industrial unit. The agreement reached with the local or regional union applies to the employees of a given unit, whether they are members of the union or not.

Employee Benefits

Sadia contributes with 0.75% of its payroll to the Attilio Fontana Foundation (`FAF'), a private pension fund. Employees contribute with 1.5% of their payroll

One of the ten largest employers in Brazil, the Company spent R$ 73.2 million on benefits during 2002, consisting of meals served, medical assistance, maintenance of day care centers, life insurance and transportation expenses.

Total Quality Program

The Company maintains a quality control program, called "Total Quality Management" (TQM). The TQM program's objectives are: (i) to ensure high standards of quality by implementing a rigorous inspection program of raw materials and finished products; (ii) to ensure that Company executives stay informed of product and service performance; and (iii) to achieve the highest possible level of customer satisfaction.

Sadia's Central Laboratory is responsible for inspecting the Company's products, and develops and implements new methods for examining food materials for chemical and biological contamination. It also examines raw materials used in developing products. The Laboratory also controls the environment of plants, as well as water and wastewater treatment facilities.

The Company has a series of toll-free lines, and encourages customers to use these in order to provide feedback on its products and services, which is passed to the Company's commercial area. This procedure provides Sadia with the information that it requires in order to correct or improve its quality control process.

BRAZILIAN FOOD SECTOR REGULATION

Sadia's activities are regulated by the Brazilian Minister of Agriculture, more specifically, by the SDA - Secretaria de Defesa Agropecuaria (Agricultural and Cattle Breeding Defense Secretary) under the DIPOA sector (Animal Products Inspection Department). The latter is responsible for the issuance of regulations, conduct of inspections and legal support in respect to the livestock, animal breeding, food processing and any other activity involving animal related affairs in the Brazilian territory.

C. ORGANIZATIONAL STRUCTURE

OWNERSHIP

The Company's most liquid shares are non-voting (Preferred Shares), and 20.8% (December 2002) of these are owned by foreign investors. The Company has no current plans to change its ownership structure.

On December 31, 2002, the Company's share capital consisted of 257,000,000 Common Shares and 426,000,000 Preferred Shares. Of the two types of shares traded in the market, only Common Shares carry voting rights. Under the terms of the Company's By-laws, however, specific rights attach to the non-voting Preferred Shares. In accordance with Brazilian law, a company is entitled to purchase up to 10% (ten percent) of its own stock traded on Brazilian stock exchanges. See "Item 7. Major Shareholders and Related Party Transactions" and
Item 4.A above for organizational chart, for more information.

D. PROPERTY, PLANTS AND EQUIPMENT

In 2002, the Company has operated 12 industrial plants, which include seven units for poultry production, five units for pork, eight units for animal feed, two units for crushing of soybeans and nine units for processed products. The Company has 15 distribution and commercial centers and nine representative offices and distribution centers abroad.

OPERATING UNITS

The table below lists Sadia's operating units and its principal activities:

STATE     CITY           ADDRESS                    PRINCIPAL ACTIVITY

MG        Uberlandia     Av. dos Eucaliptos, 800    Raising and slaughtering chickens, turkeys
                                                    and hogs, processed products and animal feed
MT        Varzea         Alameda Julio Muller,      Raising and slaughtering chickens, processed
          Grande/        1850 - Cristo Rei          products and animal feed
          Campo Verde
PR        Dois Vizinhos  Rua Sen. Attilio           Raising and slaughtering chickens; animal
                         Fontana, 2323              feed and crushing of soybean.
PR        Francisco      Avenida Attilio Fontana,   Raising and slaughtering chickens and
          Beltrao        s/n(0), Km 4               turkeys and animal feed
PR        Toledo         Av. Senador Atilio         Raising and slaughtering chickens and hogs;
                         Fontana, 1191              processed products; animal feed and soy oil
PR        Ponta Grossa   Rua Leopoldo Froes, 1000   Raising and slaughtering hogs; pizzas and
                                                    pasta
PR        Paranagua      Av. Senador Attilio        Margarine
                         Fontana, 1501 -- Colonia
                         Santa Rita
RJ        Duque de       Estr. Venancio             Processed products
          Caxias         PereiraVeloso, 1479
RS        Tres Passos    Rua Jose Bonifacio, 300    Raising and slaughtering hogs and animal feed

SC        Chapeco        Av. Sen. Attilio           Raising and slaughtering chickens and
                         Fontana, 3600              turkeys, animal feed and processed products
SC        Concordia      Rua Senador Attilio        Raising and slaughtering chickens and hogs,
                         Fontana, 86                processed products and animal feed
SP        Sao Paulo      Rua Fortunato Ferraz, 365  Processed products


Distribution and Commercial Centers

The table below lists Sadia's Distribution and Commercial Centers and the corresponding region of activity:

STATE   CITY        ADDRESS                                                REGION OF ACTIVITY
AM      Manaus      Bairro Chapada - Manaus - AM                           Brazil North Region
                    CEP: 69050-010

BA      Salvador    Granjas Rurais Presidente Vargas, s/n(degree)- Km      Brazil Northeast
                    5,5, Trevo 324                                         Region
                    Bairro Campinas de Piraja
                    CEP: 41290-000

CE      Fortaleza   Anel Viario de Fortaleza, km 8,2, Pajucara,            Brazil Northeast
                    Maracanau                                              Region

DF      Brasilia    SIA 33 - lote 150/200                                  Brazil Federal
                    CEP: 71200-030                                         District

MG      Belo        Rua das Canarias, 223 -  Bairro Jardim Atlantico       Brazil Southeast
        Horizonte    CEP: 31560-050                                        Region

MS      Campo       Rod. BR 163, km 04, n(degree)6689 - Cidade Morena -    Brazil Central region
        Grande      Zona Rural, CEP: 79064-000

MT      Cuiaba      Alameda Julio Muller, 1650                             Brazil Central States
                    Bairro Porto Velho - Varzea Grande

PA      Belem       Rua dos Pariquis, 2999 - Cremacao - Belem              Brazil North Region

PE      Recife      Av. Vinte de Janeiro, 958- Bairro Boa Viagem           Brazil Northeast
                                                                           Region

PR      Curitiba    Rua Carneiro Lobo, 468 - 4(0)andar                     Brazil South Region
                    Batel - CEP: 80240-240

RJ      Rio de      Av. Dona Tereza Cristina, 1478                         Brazil Southeast
        Janeiro     Bairro Capivari - Duque de Caxias - RJ                 Region
                    CEP: 25243-620

RS      Porto       Rua Paul Zivi, 400                                     Brazil South Region
        Alegre      Bairro Jardim,  Sao Pedro - CEP: 91040-240

SC      Itajai      Rua Otto Hoier, 134                                    Brazil South Region
                    Sao Vicente - CEP: 88308-100

SP      Sao Paulo   Rua Fortunato Ferraz, 529/659 -- Terreo                Brazil Southeast
                    Bairro Vila Anastacio                                  Region

SP      Jundiai     Av. Jose Benatti, s/no, Gleba 3                        Brazil Southeast
                                                                           Region and Sao Paulo
                                                                           State Region
                    CEP: 013213-085 - Jundiai, SP

Environmental issues affecting the company's activities

As a poultry and hog livestock and slaughtering company, Sadia's activity impacts on environmental issues, especially related to water resources pollution, animal treatment and deforestation. However, the Company takes all measures to comply with the Brazilian environmental regulations. All its units have water resources treatment facilities to avoid the contamination of water-tables and rivers near the units. The Company also strictly supervises the activities taken by the poultry and hog outgrowers. Finally, all firewood for consumption is provided by self- sufficient legal reserves.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Company's consolidated financial Statements and notes thereto, and other financial information included elsewhere in this Annual Report.

Through December 31, 1997 the Company's consolidated financial Statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency. In July 1997 the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be used through December 31, 1997. The restated balances of non monetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting and the financial statement items are no longer restated for inflation beginning January 1, 1998.

COMPANY-RELATED FACTORS

As part of its Strategic Plan, which focuses on higher added-value products (processed products) together with the simplification of its administrative and corporate structure and the improvement of tax efficiencies, Sadia has implemented the following measures:

Grains and by-products

Sadia has some activities related to the segment of grains and by-products currently consisting on the crushing of soy to obtain the meal used as a raw material in the production of feed for the Company's own stock and that of the integrated producers, and refining of crude oil resulting from crushing for margarine production.

Corporate Reorganization

In July 1998, Sadia Concordia S.A. was merged into Sadia Frigobras S.A., and changed its name, so that all of the operational activities of the organization were consolidated into a single public company: Sadia S.A. The initiative resulted from a gradual process of corporate reorganization with a view to simplifying its structure and improving economies of scale, through the reduction of administrative and tax costs.

This initiative resulted in a reduction of 810 employees and dismissal costs of R$4.0 million, which were recognized in the 1998 financial Statements of which R$ 2.8 million was included in selling expenses and R$ 1.2 million was included in general and administrative expenses.

Logistics

In 1998, the transport of products from the distribution and sales centers to clients was totally outsourced.

The Company disposed of the trucks related to this activity, and a further 1,250 jobs were eliminated at a cost of R$5.0 million, recognized in the 1998 financial Statements which was included in selling expenses.

Sales

In 1998 Sadia invested R$3.5 million in the reorganization of its sales department. In order to achieve this, the Company adapted its sales structure and commercial policies to the large chain, wholesale (cash and carry), regional mid-size clients, traditional retail (small retail), institutional and distributor channels. The sales force was unified in a single management group, making it possible for the big retail chains to be serviced by an account manager, with the support of coordinators, promoters and restockers, starting a move toward concentration on retail sales in 1999.

For medium and small retailers, the Company instituted telemarketing service, which complements the market work of the sales force. Sadia's field team became more productive, balancing the reduction in number of clients serviced and a reduction in salesmen with an increase in the client portfolio for each salesman, and a minimum weekly order.

For this client service format, Sadia stopped servicing some 23,000 clients, or approximately 25% of the least profitable active clients, without suffering a decline in revenue. With the reorganization of its sales force, Sadia estimates it achieved savings of R$17.4 million in 1999, principally through the reduction of fixed costs (salaries and related costs and other costs associated with the sales force) and sales commissions, and the number of employees in this area dropped from 782 to 575, with lay-off costs of R$ 1.0 million, already recognized in the 1998 financial Statements which was included in selling expenses.

Organizational Structure

In 2000, the Company organized its activities in three macro processes so as to create demand, to reach demand and manage the Corporation, in order to simplify structures and achieve higher efficiency in the decision-making process, aiming at a stronger synergy with the Marketing and International areas. Implemented in the second half of 2000, this change has already had a positive impact on the mix of products traded in the domestic market, hence increasing profitability.

INVESTMENTS

Granja Rezende

On December 28, 1999 Sadia acquired the capital stock of Granja Rezende S.A. for R$137.3 million, consisting of cash of R$55.3 million and the issuance of R$
82.0 million notes payable. Granja Rezende is a food producer located in the strategic Mid-West region of Brazil, in the city of Uberlandia, Minas Gerais State. Granja Rezende's results from operations were consolidated with Sadia's figures from the date of acquisition. At the date of acquisition, Granja Rezende's plant consisted of a processed products manufacturing unit, a chicken slaughterhouse, a hog slaughterhouse, poultry and hog breeding farms and hatcheries. Granja Rezende's annual capacity was: slaughtering of 30 million head of poultry and 245,000 hogs, production of 97,200 tons of processed products, besides its production of eggs, one-day-chicks for sale and animal feed. With this acquisition, Sadia expanded its capacity by 7% in the case of poultry slaughtering, by 9% in hog slaughtering, and by 21% in processed products production, considering its production capacity at the date of the acquisition.

The acquisition was made due to some important regional characteristics: the strategic location in the central region of Brazil close to the suppliers of the main inputs for poultry and pig farming, the close proximity to the major consuming centers, a favorable climate for production and a well organized infrastructure of transport, energy, water, communications and skilled labor. Additionally, the region is served by a road-rail network and multipurpose cargo terminal combining air, land and river transport (the Tiete-Parana waterway) linking the city to the principal markets of Brazil, Mercosur and the world.

Immediately following the acquisition of Granja Rezende, the Company decided to sell Granja Rezende's soybean crushing and oil manufacturing plant, which was not then in operation as well as its administrative complex. At December 31, 1999 these assets were carried at fair value less cost to sell as determined in the Granja Rezende purchase price allocation and were classified as assets available for sale. On March 22, 2000 the Company sold the soybean crushing and oil manufacturing plant for net proceeds of R$ 30.8 million which were equal to the carrying value of the assets.

On August 30, 2002 the Company and Granja Rezende merged. Sadia is still producing products under the Rezende brand in other units and is also producing Sadia's products in the Granja Rezende unit. The former denominated Granja Rezende's activities are now referred to as Uberlandia Unit.

Miss Daisy

During 1999, Sadia acquired 100% of the capital of Miss Daisy. The total investment amounted to approximately R$ 3.0 million and represents the Company's entry in a new processed product - frozen desserts.

Lapa Alimentos

During 2000, the investment in Lapa Alimentos S.A. ("Lapa"), a 50 percent owned investee, accounted for on the equity method, was terminated. Property, plant and equipment received from Lapa were valued at estimated fair value less cost to sell and classified as assets available for sale at year end. Sadia did not receive dividends from Lapa in 2000, 1999 and 1998. During 2001 a portion of Lapa Alimentos' assets was sold at a gain of R$ 0.5 million.

Investment Plans

The Company's investment plan for the year 2003 totals R$ 132.5 million. Of this amount, the processed products segment will receive R$ 103.8 million, directed improvements on processing equipment, Marketing, logistics and distribution will receive R$ 13.2 million, Information Technology R$ 13.3 million and other corporate departments are going to have R$ 2.2 million on investments. The Company expects to fund its investment plan with available cash flow generated from operations.

Enterprise Resource Planning

The principal objective for the installation of the SAP R/3 at Sadia was to execute on an integrated basis all the Company's management processes and thus provide the information required for the control and support needed in decision making at all levels of the organization. SAP/R3 is an integrated enterprise resource system software that is being implanted at Sadia by Systemanalyse an Programmentwicklung AG, a German company which develops ERP (Enterprise Resource Planning) solutions.

The process involves the complete upgrading of the Company's computer network, which links the Group units through data communication networks via satellite or dedicated telephone lines and enables 84% of all the functions essential to the businesses to access the company information system in respect of sales, production, procurement and financial control activities. The project began in March 1998 and was concluded by December 2001, at a total cost of approximately R$ 135 million.

All of Sadia's units are operating all system modules: Finance (FI), Control
(CO), Asset Management (AM), Production Planning (PP), Sales and Distribution
(SD), Materials Management (MM), covering the processes of sales, production (including the farm production of poultry and pork), logistics, management of materials and control.

COMPANY'S OPERATIONS AND MARKET OVERVIEW

The Company's operations are organized into three segments: "Processed Products" (frozen and refrigerated products and margarines), "Poultry" (chickens and turkeys) and "Pork".

Of the Company's total gross operating revenue in 2002, 45% was derived from the processed products segment, poultry 38% and pork 11%, and 6% from other activities, such as the grain and by-products segment, hog and poultry breeding, boiled beef parts, and resale of products.

The Brazilian market has shown a trend towards concentration as structural transformations and economic stabilization consolidate themselves. By way of example, the reduction in transport costs and in taxation tend to reduce the competitive advantages of regional and/or informal companies, as does the greater preference of consumers for quality rather than price, following the reduction of income inequalities.

The six largest companies in the Brazilian poultry sector account for around 42% of total Brazillian production, while in the case of pork, the three largest companies account for 50.6%, according to Abipecs (www.abipecs.com.br). As a result of the low capital and technology barriers to entry, there has been a proliferation of independent producers that are able to offer unprocessed products at low prices since they operate on an informal basis and reportedly do not pay taxes. In the frozen and refrigerated product segments, concentration is greater, with the two largest producers accounting for 80.3% and 56.0% of the markets respectively. At times of economic deceleration, predatory competition in the non-processed meat segment also tends to affect the refrigerated meat segment.

The growth potential of the Brazilian market, and its low input costs are attractive to international entrants. The main barrier to such companies has nevertheless been the need to build a wide-ranging refrigerated distribution chain, and a network of integrated producers. The prices of the sector's principal raw materials, corn and soybeans, are strongly influenced mainly by climate conditions. As the Company acts as a relevant player in the local grain market - Sadia is one of the largest corn and soybean consumer's of the country
- the bargain power that it has towards agricultural producers and it's storage capacity gives a positive advantage to the Company when negotiating prices and amounts.

COSTS AND OPERATING EXPENSES

The Company's principal costs of production are incurred in Real and consist of grains (Corn and Soybeans), packaging, labor and depreciation costs. The Company operates with an average idle capacity of 18% in processed products lines but can be at full capacity depending on the market demand. Due to the flexibility in production lines and to the diversity of the equiment present in the Company's 12 plants, production can be adapted and reformulated, depending on the Company's needs to face a determined segment demand.

Corn

During several years, Brazil's corn prices used to be determined only by domestic supply, production was mainly given in relatively small properties and had a low level of mechanization. However, during 2002, due to the Real depreciation and the increased organization of local producers, part of their crop has shifted to the international market. As a consequence, Brazilian corn prices went up to adjust to international prices.

In Brazil, there are around 20 different regions, where buyers can bid for the product. Corn prices tend to be influenced by local supply, but international prices can influence local quotations.


                               [GRAPHIC OMITTED]


Source: Sadia S/A

Soybeans

Soy producers in Brazil have been increasing their productivity during the last several years and Brazil has become the second largest producer in the world. Soy production is totally mechanized and grains are cultivated on large properties. Producers are well organized and production is geared to the export market. Production is also spread over several regions among the southern, southeastern and central region of the country, and prices are regionally given by local supply. However, international prices tend to influence local prices when foreign demand and supply are imbalanced.

The following chart sets forth Sadia's average monthly buying price of soybeans for the period between January, 1998 and March 31, 2003:


                               [GRAPHIC OMITTED]


Source: Sadia S/A


DISCUSSION ON CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are considered important, complex or subjective by the Company's management to the understanding of the Company's financial condition and results, as well as estimates about the effect of matters that are uncertain. To provide an accurate understanding about how the Company's management interprets these variables, considering future events, the next paragraphs will present and discuss these critical accounting policies:

Investments in Debt Securities

In determinating if and when a decline in market value below amortized cost is other-than-temporary, management evaluates the market conditions, offering prices and other key measures for the investments in debt securities. When such a decline in value is deemed to be other-than-temporary, an impairment loss is recognized in the operating results to the extent of the decline.

Valuation of accounts receivable

The allowance for doubtful accounts is calculated based on estimated losses in an amount considered sufficient to cover possible losses on receivables of difficult collection, for overdue invoices over days and in amounts management considers sufficient to cover any probable losses on realization of the Company's accounts receivable from customers and is included under selling expenses.

Inventory

On December 31, 2002, the Company's inventory amounted to R$ 860.6 million, with an average turnover of 103 days (101 days in 2001). The main reasons for the variance were the the growth on the breeding flocks due to expected higher demand which increased livestock and poultry to R$ 413.9 (R$ 274.1million in 2001).

The Company updates its inventories on a monthly basis due to the large number of items that are maintained. Grain inventories policies involves anticipated purchases on an average of 100 days with the objective of reducing commodity market impacts on costs. Inventories are stated at lower of cost or market using the average cost method.

Contingencies

The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses. The Company believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings the Company has made judicial deposits, which will only be released upon a favorable judgment. For more information on the details of the Company's pending legal proceedings, see Note 13 of the Company's consolidated financial Statements and Item 8 "Financial Information".

Deferred Tax Assets

As of December 31, 2002, the Company had approximately R$160.0 million of net deferred tax assets. Loss carryforwards have no expiration date and are available to offset up to 30% of future taxable income in any given year. At December 31, 2002, the Company had loss carryforwards of R$121.4 for income tax and R$136.2 for social contribution tax.

The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, the Company used the same assumptions and projections used in its internal 3-year forecasts. Based on these projections, the Company estimates that the loss carryforwards will be fully utilized within 3 years. For more information see Note 15 of the Company's Consolidated Financial Statements.

PENSION PLAN

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, which requires that amounts recognized in financial Statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plan. SFAS No. 87 and the policies used by the Company, notably the use of a calculated value of plan assets (which is further described below), generally reduced the volatility of pension income (expense) from changes in pension liability discount rates and the performance of the pension plan's assets.

The most significant element in determining the Company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The company has assumed that the expected long-term rate of return on plan assets will be 12.4%.The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over every year. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The Company considers a conservative position to estimate this rate, based on future expected salary increases and life expectancy of participants. At December 31, 2002, the Company determined this rate to be 11.3%.

At December 31, 2002, the Company's consolidated prepaid pension asset was R$
19.0 million up from R$12.7 million at the end of 2001. The increase was principally due to a higher interest rate applied over plan assets than the estimated rate. The Company currently expects that consolidated pension expense for 2003 will not be materially different as accrued in 2002. Plan assets at December 31, 2002, included 24,998,558 common shares and 12,566,000 preferred shares of the Company (24,998,558 common shares and 14,166,000 preferred shares at December 31, 2001) with an aggregate fair value of R$ 57,140. Dividends paid by the Company on shares held by the plan were R$ 3,473 million for the year ended December 31, 2002.

Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company expects to adopt this standard at the beginning of its fiscal 2003. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes the adoption of SFAS No. 146 will not have a material impact on its financial position or results of operations.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation requires expanded disclosure to be made in the guarantor's financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 31, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company is still evaluating the effect, if any, that adoption of the Interpretation will have on its financial condition and results of operations.

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The Interpretation clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing, unconsolidated variable interest entities ("VIE") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. All companies with variable interest in VIE's created after January 31, 2003 shall apply the provisions of this Interpretation to those entities immediately. A public company with a VIE created before February 1, 2003, shall apply the provisions of this Interpretation to that entity no later than the beginning of the first interim or annual reporting period after June 15, 2003. For VIE's for which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 may be applied by either restating previously issued financial statements or prospectively from the date of adoption. The Company will begin applying the provisions of this new announcement effective January 1, 2004. The Company will adopt the Interpretation on a prospective basis.

BRAZILIAN ECONOMIC ENVIRONMENT

Sadia's results of operations and its financial condition are dependent on Brazil's general economic condition and particularly on (i) economic growth and inflation and their impact on people's purchasing power, (ii) financing costs and the availability of financing, and (iii) exchange rates between Brazilian and foreign currencies. The following table sets forth Brazilian GDP growth, inflation and the devaluation of Brazilian currency against the U.S. dollar and interest rate changes for the periods shown.

                                   2002        2001    2000      1999      1998
Real GDP growth (1)                   1.54%     1.51%   4.2%     1.01%    0.04%
Inflation (2)                        25.30%    10.38%   9.95%     20.1%   1.78%
Nominal Exchange Rate Variation      52.27%    19.15%   9.30%    40.01%   8.27%
Real Interbank Rate - CDI (3)       (4.96%)     6.24%   6.82%     4.27%  26.34%

(1) Source: IBGE
(2) Source: IGP-M, as published by the Getulio Vargas Foundation
(3) Source: ANDIMA (adjusted by the IGP-DI inflation rate).

The Brazilian economy has been affected by interventions on the part of the Government, which has made repeated changes in its monetary, credit, tariff and other policies, in order to influence the direction of the national economy. The changes in policies involving foreign exchange and tax rates could have a significant impact on the Company's business and its operating results, in the same way as inflation, currency devaluation, social instability and other political, economic and diplomatic issues, and the reaction of the Brazilian government to these issues.

Inflation and Real Plan Effects

Inflation has traditionally had a negative effect on the Brazilian economy in general in past years, and on the profitability and operating results of the Company in particular. In an attempt to control inflation, the Government has at times imposed wage and price controls, and reduced its spending. Inflation and the measures adopted by the Government, combined with public speculation about its future decisions, have also contributed to periods of uncertainty in the economy, as well as to increased volatility in the Brazilian securities markets. In addition, the Government's desire to control inflation and reduce budget deficits may cause it to make actions that slow Brazilian economic growth.

After the implementation of the Real plan, which was based on an exchange rate anchor (Reais x US dollar), inflation rates declined and stabilized at low levels. This new economic environment increased the purchasing power of part of the population which had been used to high inflation levels and did not have access to financial instruments to reduce their monetary losses due to high inflation. Consumer goods and income experienced a growth and credit availability increased.

According to the General Prices Index - IGP- M of the Fundacao Getulio Vargas Brazilian inflation amounted to 1,246.62% in 1994, 15.24% in 1995, 9.20% in 1996, 7.74% in 1997, 1.78% in 1998, 20.1% in 1999, 9.95% in 2000, 10.38% in 2001
and 25.30% in 2002.

Exchange Rate Effects

From March 1995 until January 1999, the Brazilian Central Bank managed a semi-fixed exchange rate policy based on the establishment of an annual exchange rate fluctuation target at the beginning of each year, setting both a wide limit or "band", and a much narrower band, in order to effect a gradual devaluation by means of this exchange rate band system. The Central Bank bought or sold U.S. dollars in the market in order to ensure that the exchange rate remained within established limits.

In an attempt to stem the increasing capital outflows and concerns about the commitment of certain State governments to the fiscal austerity proposal, on January 13, 1999, Brazilian monetary authorities halted their intervention to maintain the previous system of exchange rate bands underpinned by a specific rate and allowed the Real's value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency. Since then, the exchange rate market has been operating under a floating rate regime and the Central Bank has implemented an inflation targeting policy, using internal interest rates to adjust demand. A resulting negative side-effect of this policy can be reflected in high interest rate levels, increasing cost of capital to the Company and raising uncertainty in the financial markets about the capacity of Brazil to pay its debts, increasing the sovereign risk. A floating exchange rate can also be pressured by the deterioration of these fundamentals, impacting dollar-related price references which has the negative effect of contaminating local prices and causing reduction in consumption and a decrease in GDP growth.

Although the Company uses Reais as its functional currency, a relevant amount of its assets, liabilities and revenues is dollar denominated. In December 2002, R$ 1,928.0 million (41.4%) of the Company's revenues were collected in US Dollars, coming from export proceeds, R$ 1,217.0 million of its assets were dollar denominated, mainly attributable to Brady Bonds, government debt securities and accounts receivable from foreign market clients. The Company's total debt subject to exchange rate variation amounted to R$ 2,431.3 million at December 31, 2002.

During 2002, the 52.3% devaluation of the Reais increased the sales proceeds of the Company's products, when measured in reais. This effect was also potentially enhanced by the international dollar prices of its main exported products, reflected in its cash flow from operating activities. Due to Reais denominated costs and dollar denominated revenues in a currency devaluation environment, the Company experienced higher margins from exports.

The devaluation of the Reais impacts the amount available for distribution to the Company's shareholders when measured in U.S. dollars. Considering that the Company has subsidiaries abroad, the devaluation of the Reais creates foreign exchange gains and losses, which are included in the Company's foreign currency exchange gain (loss), net account in results of operations. In 2002, on a consolidated basis, the Company recorded foreign exchange gain (including gains from foreign currency swaps) of R$ 2.7 million.

The specific foreign currency risks which caused Sadia to enter into swap contracts, beginning in March 1999, to protect itself against further possible devaluation of the Real were associated with currency fluctuation exposure on the U.S. dollar denominated (short and long term) debt. The contracts protect against these risks by committing Sadia and the counter-parties to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on foreign currency debt. The Company's net debt foreign currency exposure (U.S. dollar-denominated debt less foreign currency and interest rate swaps contracts) was R$ 668.4 million at December 31, 2002. At December 31, 2002 and 2001 the notional amounts of the outstanding contracts were R$812,280 and R$332,671 and the fair values were R$163,548 and R$14,137, respectively. The weighted average pay rates on the Company's outstanding foreign currency and interest rate swap contracts are floating rate based on CDI (Interbank Deposit Certificates). The fair values of the Company's foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. See "Item 10 - Additional Information", and "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".


A.      OPERATING RESULTS

The following table summarizes certain selected financial data of the Company's Statements of operations, expressed as percentages of net operating revenue, for the years as shown.


                                             YEARS ENDED DECEMBER 31,
                                               2002        2001        2000
                                       -------------------------------------
                                                  %           %           %
Net operating revenue                         100.0       100.0       100.0
Cost of goods sold                           (69.3)      (64.5)      (75.2)
                                       -------------------------------------
Gross profit                                   30.7        35.5        24.8

Selling expenses                             (20.9)      (20.0)      (19.5)
General and administrative expenses           (1.2)       (1.5)       (1.8)

Other operating  expenses , net               (0.3)       (0.5)       (0.4)
                                       -------------------------------------
Total operating expenses                     (22.4)      (22.0)      (21.7)
                                       =====================================
Operating income                                8.3        13.5         3.1
                                       =====================================

The following table summarizes certain items of the Company's Statements of operations for the years as shown.

Segment Information - in thousands of Reais - R$


                                              2002            2001            2000
                                         -----------------------------------------------
     NET OPERATING REVENUE
     Processed products                    1,796,137        1,599,497     1,441,716
     Poultry                               1,883,729        1,642,726     1,192,841
     Pork                                    473,579          288,198       170,300
     Other                                    33,690           72,049        76,419
                                         -----------------------------------------------
         Total net operating revenue       4,187,135        3,602,470     2,881,276
                                         ===============================================

     Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

                                              2002            2001            2000
      DEPRECIATION EXPENSE
     Processed products                       35,182           36,400        32,299
     Poultry                                  36,926           34,724        26,291
     Pork                                      9,993            6,546         4,629
     Other                                       637            2,155         3,346
                                         -----------------------------------------------
         Total depreciation expense
      allocated to                            82,738           79,825        66,565
         Segments
       Depreciation allocated to
        administrative                         9,398            9,077         6,950
        expenses
                                         -----------------------------------------------
      Total depreciation expense              92,136           88,902        73,515
                                         ===============================================

     SEGMENT OPERATING INCOME                 2002             2001            2000
     Processed products                       58,705           82,935          50,908
     Poultry                                 239,653          338,570          37,622
     Pork                                     40,403           57,079           1,859
     Other                                     6,561            9,269              69
                                         -----------------------------------------------
         Total operating income              345,322          487,853          90,458
      Interest expense                     (317,755)         (201,210)       (187,268)
      Interest income and other              266,462          144,635         190,519
      Foreign currency exchange loss           2,701         (171,377)        (72,775)
                                         -----------------------------------------------
      Income before income taxes,
      equity income or loss of
      investees and minority interest        296,730          259,901          20,934
                                         ===============================================


                                              2002            2001           2000
                                         -----------------------------------------------
     SEGMENT ASSETS
     Processed products                      399,222         390,498         408,885
     Poultry                                 309,054         312,173         334,063
     Pork                                    105,388          99,087          97,558
     Other                                    46,406          55,895          48,930
                                         -----------------------------------------------
      Total property, plant and              860,070         857,653         889,436
       equipment

      Reconciling items - corporate assets
        Cash and cash equivalents            455,596         269,550         192,053
        Held-to-maturity investments         723,999
        Available for sale debt
         securities                          831,045         686,571         774,232
        Accounts and notes receivable,       468,954         377,824         393,421
         net
        Inventories                          860,594         685,115         529,897
        Other corporate assets               775,369         448,592         423,754

                                         -----------------------------------------------
     Total consolidated assets             4,975,627       3,325,305       3,202,793
                                         ===============================================

                                              2002           2001            2000
     CAPITAL EXPENDITURES
     Processed products                       44,753           18,013         50,286
     Poultry                                  34,692           26,088         55,651
     Pork                                     16,529            8,075           7,001
     Other                                    16,148          51,346          42,741
                                         -----------------------------------------------
     Total segment capital                   112,122         103,522         155,679
      expenditures
                                         ===============================================

The following table sets forth components of the Company's cost of goods sold, expressed in percentage, for the years as shown.

Composition of cost of                   Year ended December 31,
goods sold (%)
                                 2002               2001                   2000

Raw Materials                    75.9               76.5                  73. 6
Labor                            11.7               12.6                   11.4
Depreciation                      2.7                3.4                    3.7
Other                             9.7                7.5                   11.3
Total cost of goods sold        100.0              100.0                  100.0

STRUCTURE AND PROFITABILITY OF THE COMPANY'S OPERATIONS

PERIOD ENDED DECEMBER 31, 2002 COMPARED WITH DECEMBER 31, 2001

The following discussion presents comparisons of results of operations for the twelve month periods ended December 31, 2002 and 2001. Additionally, the discussion on December 31, 2001 and 2000 results of operations is presented afterwards.

Gross Operating Revenue

In 2002, Sadia's Gross Operating Revenues posted a 17.0% increase over 2001, reaching R$ 4,654.8 million. The domestic market was less favorable than expected, but the Company maintained its leadership in the frozen, refrigerated, poultry and pork segments, reaching the second position in the margarine segment, from third in 2001. Domestic sales accounted for 58.6% of total revenues. Gross revenues from exports were up by 30.3%, mainly due to increased poultry and pork sales volume to Russia and other emerging markets and favorable foreign exchange effect. During 2002 the Company sold 1,358,735 tons , 15.6% percent above the 1,175,017 tons sold during 2001.

DOMESTIC MARKET

Revenues from domestic sales reachedR$ 2,726.8 million, 9.2% above the R$ 2,497.1million obtained in 2001. During 2002, volume sold increased 2.9%, from 729,642 tons in 2001 to 751,041 tons in 2002 (including grains and by-products, boiled beef parts, pig and chicken breeding and resale of products) while weighted average sales prices slightly rose 6%.

EXPORT MARKET

During 2002 international average prices for poultry and pork dropped 28.8% and 32.5% respectively in dollar terms, as a result of the oversupply in European countries and the Russian market. Despite this fact, revenues increased by 30.3%, from R$ 1,480.0 million in 2001 to R$ 1,928.0 million in 2002. Export sales as a percentage of gross revenues increased from 37.2 % in 2001 to 41.4 % in 2002 and volumes sold reached 607,694 tons, 36.4% over the 445,375 tons shipped in 2001.

PROCESSED PRODUCTS

In the processed products segment, sales in the domestic market contributed with R$ 1,931.5 million during 2002, reaching 503,612 tons, up 15.7% and 6.6%, respectively, when compared to 2001. For the processed products exports the Company reached R$ 183.1 million in 2002, up 88.0% on the R$ 97.4 million registered in 2001. Volumes exported were 54.8% higher, from the 16,377 tons in 2001 to 25,347 tons in 2002.

POULTRY

During the course of 2002, there was a a 22.2% drop in volumes sold in the domestic market for whole birds and pre-cuts of chicken and turkey, which were relocated to the export market. The drop in volumes sold was not offset by price increases and the segment gross revenues were at R$ 374.7 million, 8.8% below the R$ 410.9 million reached in 2001.

Gross operating revenue from poultry sales to overseas markets totaled R$ 1,385.5 million, 20.6% above the R$ 1,148.8 million reached in 2001, with 494,035 tons sold, 30.0% up on the previous year. Turkey exported volumes posted a 14.2% increase over the previous year. This result is a consequence of depressed dollar prices during the year, due to the oversupply of poltry and pork meat.

PORK

Gross revenues from pork sales in the domestic market reached R$ 197.7 million, 43.9% above the R$ 137.4 million registered in 2001. This increase was due to the 43.1% hike in volumes, with 103,488 tons sold, compared to the 72,312 tons sold in 2001.

Pork exports amounted to R$ 318.8 million, 70.8% above the R$ 186.6 million reached by the segment in 2001. During the year, exported volumes increased 80.7%, to 88,312 tons, from 48,880 tons shipped in 2001. The main factor that contributed to this performance was the oversupply in the Russian market.

Sales Deductions and Value Added Tax on Sales

Value-added tax on sales consist of ICMS, the Social Contribution on Sales (COFINS) and the contribution to the Social Integration Program (PIS), and amounted R$ 417.3 million, 42.3% above the 293.3 million reached in 2001. Total sales deductions decreased by 38.2% from December 31, 2001 to December 31, 2002, amounting to R$ 81.4 million and R$ 50.3 million, respectively. Sales deductions and VAT ratio as a percentage of gross operating revenues was 10.1% in 2002, against 9.4% in 2001. The lower percentage in 2001 was due to tax credits the Company was entitled to, amounting approximately R$ 85 million.

Cost of Goods Sold

In 2002, Cost of Goods Sold was R$ 2,903.2 million, versus R$ 2,322.7 in 2001, and though 25.0% higher than in 2001, represented 69.3% of net revenues, versus 64.5% in the previous year. This increase of 4.8 percentage points is basically due to higher prices of dollar denominated cost components - grains and packaging. For Sadia, corn prices increased by 123.2% above year end 2001 closing market prices. The costs of soya for the Company in 2002 were 78% above 2001 closing market prices. The Company maintained its inventory policy that involves advance purchases, aimed at alleviating commodity market impacts on its costs. Salaries and wages are renegotiated on a yearly basis and the date of adjustment depends on the agreements set up with regional Unions for each State where the Company has operations, with a direct impact on labor costs. Depreciation expenses booked as costs represented 2.7% of CGS, versus 3.4%in 2001.

Selling Expenses

Sales expenses of R$ 876.8 million were 21.6% higher than the R$ 720.8 million in 2001. These expenses represented 20.9% of net revenues, 0.9 percentage point above the ratio registered in 2001. This increase in the ratio was mainly because of shipping costs increases, due to largersales volume.

General and Administrative Expenses

In 2002, General and Administrative Expenses totaled R$ 49.1million, representing 1.2% of net revenues, versus R$ 54.0 million in 2001, when they represented 1.5% of net revenues. This is in line with better dilution of fixed expenses as a result of the investments in the implementation of a new ERP system, which has resulted in an optimization of certain G&A processes.

Other Operating expenses, net

Other operating expenses, net was a negative result of R$ 12.8 million, 25.1% below the R$ 17.1 million posted in 2001. The decrease is primarily attributable to lower allowances for civil contingences, which amounted to R$ 8.1 million in 2002 and R$ 11.1 million in 2001.

Interest Expense

Interest expense in 2002 amounted R$ 317.8 million, 58.0% above the R$ 201.2 million accounted in 2001. This increase in expense of R$ 116.6 million was mainly due to the growth on Reais denominated short and long term debt, which are subject to higher interest rates (R$ 167.3 million charged in 2002 against R$ 64.1 million charged in 2001).

Interest Income

Interest income increased from R$ 144.6 million in 2001 to R$ 266.5 million in 2002. This 84.3% change was mainly due to higher net cash provided by financing and operating activities.

Foreign Currency Exchange Gain (Loss), net

The devaluation of the Brazilian Real during 2002 was offset by several swap and hedge operations. Althought there was partially an increase on the Company's dollar based debt from 16% in 2001 to 29.7% of total net debt by the end of 2002, the Company protected its exposure against devaluations of the Real, and entered into foreign currency and interest rate swap contracts to mitigate currency devaluation effects.

Foreign exchange currency gain (loss) accounted for a net positive result of R$
2.7 million, which was comprised by a net exchange rate loss of R$ 271.7 million (R$ 201.7 million in 2001, loss) and a positive amount of R$ 186.1 million from hedge operations (R$ 19.7 million in 2001). In addition, the investments denominated in foreign currencies generated an exchange rate gain of R$ 88.4 million (R$ 10.6 million in 2001).

Income Tax Expense

Income tax amounted R$ 12.2 million in 2002, against R$ 51.1 million in the previous year. A significant portion of earning generated abroad and the exchange gains on investments held in foreign currencies outside of Brazil were non-taxable in 2002.

Net Income

The operating profitability achieved from the Company's operations, principally in the export business, contributed to the earnings growth to R$ 284.3 million in 2002, against a R$ 203.5 million profit posted in 2001.

PERIOD ENDED DECEMBER 31, 2001 COMPARED WITH DECEMBER 31, 2000

The following discussion presents comparisons of results of operations for the twelve month periods ended December 31, 2001 and 2000.

Gross Operating Revenue

In 2001, Sadia's Gross Operating Revenues posted a 22.1% increase over 2000, reaching R$ 3,977.1 million. The domestic market was less favorable than expected, but the Company maintained its leadership in the frozen, refrigerated, poultry and pork segments, with 63% of revenues coming from domestic sales. Gross revenues from exports were up by 69.5%, benefited by the recovery of international poultry and pork prices, by the favorable foreign exchange effect and by improvements in the Company's product mix. During 2001 the Company sold 1,258,931 tons (including grains and by-products, boiled beef parts, pig and chicken breeding and resale of products) ,one percent higher than in 2000.

DOMESTIC MARKET

Revenues from domestic sales reached R$ 2,497.1 million, 4.7% above the R$ 2,384.6 million obtained in 2000. Despite the 8.8% drop in volumes traded, from 885,154 tons in 2000 to 813,556 tons in 2001(including grains and by-products, boiled beef parts, pig and chicken breeding and resale of products) the revenue increase was possible due to increases in the value of the mix, reflecting an 8% growth in weighted average prices.

Due to the decreasing supply of poultry meat to the domestic market, average prices rose 24.7% in comparison to 2000, pork prices increased by 22.6% and processed product prices posted a 3.5% increase, which explains higher revenues despite lower volumes sold.

EXPORT MARKET

The recovery in international prices for poultry and pork, coupled with the foreign exchange situation that favored exports, allowed for a 69.5% increase in exports, from R$ 873.4 million in 2000 to R$ 1,480,048 million in 2001. The share of exports in overall gross revenues increased from 27% in 2000 to 37% in 2001 and total shipments reached 449,375 tons, 85,702 tons greater than the 363,673 tons shipped in 2000.

PROCESSED PRODUCTS

In the processed products segment, sales in the domestic market contributed R$ 1,670.1 million during 2001, reaching 472,230 tons, up 8.2% and 4.8%, respectively, in 2000. Despite the expected drops in sales due to the electricity rationing program effects on demand, sales of frozen products volume increased by 8.8%, coupled with a 5.4% hike in average prices, while refrigerated products gross revenues increased 5.7%. By the end of the third quarter, however, the Company was having trouble passing on cost increases, which affected its profitability.

For the processed products exports the Company reached R$ 97.4 million in 2001, up 39.3% on the R$ 69.8 million registered in 2000. Volumes exported were 23.9% higher, from 13,214 tons in 2000 to 16,377 tons in 2001.

POULTRY

During the course of 2001, there was a reduction of 91,063 tons in the volume supplied to the domestic market, representing a 33% drop in whole birds and pre-cuts of chicken and turkey, which were relocated to the export market. The drop in volumes sold was not offset by price increases and the segment gross revenues were at R$ 410.9 million, 16.3% below 2000.

Gross operating revenue from poultry sales to overseas markets totaled R$ 1,148.8 million, 62.9% above the R$ 705.1 million in 2000, with 380,118 tons sold. International average chicken prices grew 18.3% in dollar terms during the year, with volumes sold 18.2% up on the previous year. Turkey average dollar prices ended 2001 down 7.6%, with traded volumes 32% above the previous year. This result is a consequence of Sadia's strategy to increase shipments, mainly of more value added poultry products, mainly of special parts and also a recovery in average prices associated with higher volumes of exports due to higher demand for white meat due to the "mad cow" disease outbreaks in Europe.

PORK

Gross revenues from pork sales in the domestic market reached R$ 137.4 million, 25.0% above the R$ 109.9 million registered in 2000. This increase was due to the 22.6% hike in prices, with 72,312 tons sold, 1.7% above the 71,098 tons sold in 2000, as result of an improved mix.

Pork exports amounted to R$ 186.6 million, R$ 116.7 million above the R$ 69.9 million reached by the segment in 2000. During the year, the average dollar price climbed 18.6%, and exported volumes added 22,949 tons to the 25,931 tons shipped in 2000. The factors that most contributed to this performance were the heating up of demand in Russia and the return of Middle Eastern countries to the international market.

Sales Deductions and Value Added Tax on Sales

Value-added tax on sales consist of ICMS, the Social Contribution on Sales (COFINS) and the contribution to the Social Integration Program (PIS). Total sales deductions changed 36.2% from December 31, 2000 to December 31, 2001, amounting to R$ 81.4 million and R$ 59.7 million, respectively. Despite that, sales deductions and VAT ratio as a percentage of gross operating revenues was 9.4% in 2001, against 11.6% in 2000. This reduction was due to a final court decision that the Company had overpaid social contributions in past years, which were required to be paid under the social integration program known as PIS, in the amount of R$84,690 and were recorded as a reduction of sales taxes in the consolidated Statement of operations for the year 2001 results.

Cost of Goods Sold

In 2001, Cost of Goods Sold was R$ 2,322.7 million, versus R$ 2,167.0 in 2000, and though 7.2% higher than in 2000, represented 64.5% of net revenues, versus 75.2% in the previous year. This decrease of 10.7 percentage points is due to a lesser exposure of overall costs to the dollar compared to the higher dollar-denominated revenues from exports. For Sadia, corn prices fell 12% below year end 2000 closing market prices. The costs of Soya for the Company in 2001 were 8% below market prices. The Company maintained its inventory policy that involves advance purchases, aimed at alleviating commodity market impacts on its costs. Salaries and wages are renegotiated on a yearly basis and the date of adjustment depends on the agreements set up with regional Unions for each State where the Company has operations, with a direct impact on labor costs. Depreciation expenses booked as costs represented 4.4% of CGS, versus 3.9%in 2000.

Selling Expenses

Sales expenses of R$ 720.8 million were 28.0% higher than the R$ 563.0 million in 2000. These expenses represented 20.0% of net revenues, 0.5 percentage point above the ratio registered in 2000. During 2001,an additional 84,548 tons of products were channeled to exports, in comparison to 2000 volumes, thus increasing logistics expenses.

General and Administrative Expenses

In 2001, General and Administrative Expenses totaled R$ 54.0 million, representing 1.5% of net revenues, versus R$ 51.6 million in 2000, when they represented 1.8% of net revenues. This decrease reflects the higher efficiency of the Company's staff during a period of expanding business, confirming cost reduction efforts.

Other Operating expenses, net

Other Operating expenses, net was a negative result of R$ 17.1 million, 86.8% above the R$ 9.2 million posted in 2000, mainly due to allowances for civil contingencies, amounting R$ 11.1 million.

Interest Expense

Interest expense in 2001 amounted R$ 201.2 million, 7.4% above the R$ 187.3 million paid in 2000. This increase in expense of R$ 13.9 million was mainly due to higher interest rates in the domestic market.

Interest Income

Interest income decreased from R$ 190.5 million in 2000 to R$ 144.6 million in 2001. This 24.1% change was primarily due to the reduction of long-term investments denominated in U.S. Dollars with higher interest rates than the cash and cash equivalents denominated in Reais with lower interest rates.

Foreign Currency Exchange Loss, net

The devaluation of the Brazilian Real during 2001 accounted for the main impact on foreign currency exchange loss, which increased 135.5%, from R$ 72.8 million in 2000 to R$ 171.4 million in 2001. The Company reduced its dollar based debt from 84% in 2000 to 16% of total net debt by the end of 2001, to mitigate currency devaluation effects for the next periods.

Income Tax Expense

Income tax amounted R$ 51.1 million in 2001, against R$ 21.8 million in the previous year. The main increase was due to the increase in pretax income and tax provided on undistributed earnings of a foreign subsidiary offset in part by the movement in the valuation allowance and the benefit from the deductibility of interest attributed to shareholders' equity.

Cumulative Effect of Accounting Change, Net of Tax

As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) which was issued in June 1998 and its amendments, Statements 137, "Accounting for Derivative Instruments and Hedging Activities/Deferral of the Effective Date of FASB Statement No. 133 and 138", "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as Statement
133).

As a result of adoption of Statement 133, the Company recognizes foreign currency and interest rate swap contracts on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of Statement 133, the Company recognized such contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. The adoption of Statement 133 resulted in a cumulative effect of accounting change of R$5,843, net of applicable income tax benefit of R$3,010, which was recognized as expense in the consolidated statement of operations for the year ended December 31, 2001.

The table below sets forth the before and after cumulative effect of the accounting change resulting from the adoption of Statement 133 in the calculation of the basic earnings per share:

                                                   YEAR ENDED DECEMBER 31, 2001
                                  ---------------------------------------------------------------

                                     Before cumulative    Cumulative effect of        Net
Per share data:                    effect of accounting     accounting change        Income
                                          change
                                  ---------------------------------------------------------------

Basic earnings (loss) per
   thousands shares in R$:
  Preferred                               317.48                 (8.86)              308.62
  Common                                  288.62                 (8.06)              280.56


Net Income

The operating profitability achieved from the Company's operations, principally in the export business, contributed to the earnings growth to R$ 203.5 million in 2001, against a loss of R$ 5.5 million posted in 2000.

     B.   LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND SOURCES OF FUNDING

The Company's principal cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, raising of efficiency levels and optimization of processes; and (iii) payment of dividends and interest on equity to Shareholders.

The Company's primary sources of liquidity have traditionally consisted of cash generated from operations and, short-term and long term-debt. The net cash generated by operating activities totaled R$ 293.9 million, R$ 420.2million and R$ 154.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Short-term and long-term debt presented a total net increase of R$ 1,457.1 million in 2002 and R$ 107.4 million in 2001, with a R$152.5 million increase in 2000. Sales of disposed fixed assets generated total proceeds of R$
7.5 million, R$67.0 million and R$36.1 million for the years of 2002, 2001 and 2000, respectively.

In the year ended December 31, 2002, net operating cash was used in the purchase of property plant and equipment (R$ 112.1 million), payment of dividends (R$
73.8 million) and investment in equity investees (R$ 2.9 million). In December 31, 2001, net operating cash was used in the purchase of property plant and equipment (R$ 103.5 million), payment of dividends (R$ 52.6 million) and investment in equity investees (R$ 1.5 million). In December 31, 2000, the main uses of funds were purchase of property, plant and equipment (R$ 155.7 million) and payment of dividends (R$ 25.4 million).

INDEBTEDNESS AND FINANCIAL STRATEGY

The loans taken by the Company are basically intended to finance exports and for investments in fixed assets, both for the modernization and technological update of the plants, for the financing of working capital, and, depending on market conditions, for financial investments.

At the end of 2002, the Company's total interest-bearing debt stood at R$ 3,257.2 million, representing a 79.5% increase when compared with the total debt of R$ 1,802.2 million at December 31, 2001. At the same time, at December 31, 2002 finacial short term assets were: Cash and Cash Equivalents, R$ 455.6 million (R$269.6 million on December 31, 2001), Held-to-maturity securities, at R$ 721,765 and Available for Sale Debt Securities (renamed from Current Investments in Debt Securities) at R$ 72.4 million (R$ 76.8 million on December 31, 2001). The long term financial assets were: Available for Sale Debt Securities (renamed from Long-Term Investments in Debt Securities) at R$758.6 million (R$ 609.8 million on December 31, 2001) and Held-to-maturity Investments at R$ 2.2 million. In December 31, 2002 Foreign currency and interest rate swap contracts represented R$ 51.2 million in Current Assets and R$ 112.4 million in Non Current Assets.

Considering all financial assets and liabilities at December 31, 2002, total net debt stood at R$ 1,083.0 million (R$ 858.2 million at December 31, 2001), equivalent to 108.6% of shareholders' equity.

Following the normal course of operations, the amounts maturing in the short run can be settled or re-negotiated for the next period. The Company tries, where possible, to use trade finance for its working capital needs because it is available at a lower cost since lenders perceive that the exchange risk is mitigated by the link to US dollar exports. There can be no assurance, however, that, in the future, US dollars generated from exports will be in an amount sufficient to cover US dollar liabilities or that such financing will be available.

In order to finance its operational working capital, Sadia has maintained its strategy of raising funds in the international markets through operations linked to exports, whose cost is below that of operations in the domestic market.

Short-Term Debt
(in R$ `000)

                                                            2002               2001
                                                     ------------------ -------------------

     Working capital from commercial banks                   1,432,941             693,626
     Bank    borrowings,    secured   by   accounts             71,273               5,314
     receivable
                                                     ------------------ -------------------
                                                             1,504,214             698,940
                                                     ================== ===================

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$ 1,241,232 in 2002 and R$486,999 in 2001 are denominated in U.S. dollars with interest at Libor (1.39% at December 31, 2002) plus interest at the rate from 2% to 4.92% in 2002 (interest at the rate from 2.40% to 8.83% in 2001).


Long-Term Debt

                                                           2002                2001
                                                    ------------------- -------------------

   Foreign debt (denominated in U.S. dollars):
   IFC- International  Finance  Corporation,  (for
    investment in property,  plant and  equipment)
    due in  installments  through 2008,  R$340,161
    interest  at fixed rate of 8.52%,  R$72,156 at
    fixed rate of 9.05% and  R$7,634  interest  at
    Libor   (1.39%  at  December  31,  2002)  plus
    interest  at the rate of 2.5%,  secured by the        419,951             332,569
    related   assets  with  a  carrying  value  of
    R$125,744.

   Export financing,  due in installments  through
    2006,  interest  at Libor  (1,39% in  December
    2002) plus  interest  rate of 4.15% secured by
    promissory notes or sureties.                         527,345             187,534

   Local debt (denominated in reais):
   BNDES-  due  in   installments   through  2008,
    R$21,366  subject to long- term interest rate-
    TJLP  (10% for  2002)  plus  interest  rate of
    3.15%,   R$417,037   subject   to  TJLP   plus
    interest  rate of 2.22%,  R$80,192  subject to
    TJLP   plus   interest   rate  of  3.49%   and
    R$142,429    subject   to   weighted   average
    exchange rate  variations  on currencies  held
    by  BNDES-   UMBNDES   (56%  for  2002)   plus
    interest  at the  rates  ranging  from 3.5% to
    3.86%,  secured  by the branch  facilities  of        661,024             422,324
    Duque  de  Caxias,   Francisco   Beltrao   and
    Faxinal  dos  Guedes  units  with  a  carrying
    value of R$37,722.

   PESA - Special  Aid  Program  for  Agribusiness
    payable in  installments  to 2020,  subject to
    the -  General  Price  Index  -Market  - IGP-M
    (25.3% for 2002) plus  interest rate of 9.89%,
    secured  by  investments  in  debt  securities        105,130              84,546
    with a carrying value of R$71,527

   Other                                                   39,564              74,240

                                                    ------------------- -------------------
                                                        1,753,014           1,101,213
   Less current portion of long- term debt              (547,854)           (211,446)
                                                    ------------------- -------------------
   Long- term portion                                   1,205,160             889,767
                                                    =================== ===================

The Company is subject to certain restrictive covenants contained in the IFC agreement. These covenants include a restriction on the payment of dividends in excess of the mandatory amount without the prior agreement of the IFC if certain working capital and other financial ratios are not met. The Company did not meet one of the financial ratios at December 31, 2002; however, the dividends paid during 2002 and in February 2003 were in accordance with the mandatory amount. Payments of dividends on future distributable income in excess of the mandatory amount will require approval of the IFC prior to such payments until such time that the Company meets the financial ratio.

     C.  RESEARCH AND DEVELOPMENT

Sadia invested R$ 7.3 million, R$8.7 million and R$ 7.6 million, for the years ended December 31, 2002, 2001 and 2000, respectively, in research and development activities. During the past five years, the R&D Department has developed six new product families (refrigerated pasta, pizzas, fish-based products, ready-made dishes, sweet pies and breaded products), as well as improving existing products.

During 2002, Sadia launched 56 Products: Refrigerated FreshPasta, pizzas, ready to eat dishes, hamburgers, breaded, hams and Miss Daisy Desserts.

Investments in R&D have also brought benefits to the area of animal breeding, achieving improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and 2002, the duration of the chicken production cycle was reduced from 59.3 days to 37 days for each 1.7 kg bird. During the same period, chicken weight increased from 1.7 kg to 1.93 kg. Similarly, the feed conversion rate decreased from 2.4 kg to 1.8 kg per kg of chicken. Between 1975 and 2002, the duration of the pork production cycle was reduced from 179 days to 152 days for each 100 kg animal. During the same period, slaughtered hog weight increased from 94 kg to 103 kg. In a similar way, the feed conversion rate decreased from 3.6 kg to 2.8 kg of feed per kg of pork. During the same period, the percentage of pork meat per carcass increased from 46% to 56.7%.

     D.  TREND INFORMATION

This section discusses the main concerns and trends that will drive the Company's strategy planning over 2003.

Considering recent developments in the Brazilian macro economic environment and the livestock and processed food sector, the Company expects to have its operations affected most significantly by the following factors:

Foreign Market Protectionist Measures

The Company expects that new regulations can be issued by foreign importer countries to protect its local producers. Since a relevant part of the Company's revenues comes from the export operations, the rayse of protectionist barriers can affect it's operations.

In July 2002 the European Union Sanitary Commission issued a new regulation increasing the duties for imported fresh chicken. During the second semester 100% of Brazillian chicken exported to Europe were required to be tested for forbiden anthibiothics Nitrofuran, increasing export sales costs. The Russian government is also planning to introduce quota regime on pork and poultry meat exports, that should be effective by the second half of 2003.

Althought the Company was not directly affected by these measures, these initiatives can reduce competitiveness of the Company's products in such markets. The Brazillian government, associated with local and international entities normally negotiates the terms of such measures in order to mitigate its negative effects.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS

The management of the Company is carried out by the Board of Directors and its Executive Officers. Pursuant to Sadia's By-laws, the Board of Directors is composed of 7 to 11 members that must be residents in Brazil. Members of the Board of Directors are elected at the Ordinary General Meeting of Shareholders for a one-year term, and may be re-elected. Upon electing the members of the Board, the Meeting must designate the Chairman from among those elected. The Board will then, in a subsequent meeting, elect one or more Vice-Chairmen, and designate a Secretary of the Board. According to Sadia's By-laws, the Board of Directors must elect between 7 and 20 Executive Officers for a one-year term. Currently the Board of Directors is composed of six members who represent the controlling shareholder group, two members who represent minority shareholders and three market professionals.

The following table sets forth information with respect to the members of the Board of Directors and the Executive Officers of the Company.

Board of Directors

The Company's Board of Directors is presently composed of eleven members listed below, who were elected at the Ordinary General Meeting held on April 22nd, 2003.


NAME                                 ACADEMIC BACKGROUND                        EXPERIENCE

Romano   Ancelmo    Fontana   Filho  59 years old.  - Business  Administrator,  Member  of  the  board   since  1994.
(Chairman of the Board)              Graduated at Mackenzie University.         Former   IT   and   Human   Resources
                                                                                Director from 1976 to 1994.

Alcides Lopes Tapias                 60  years  old.  Business  Administrator,  Member  of  the  board   since  2002.
                                     Graduated  at Mackenzie  University.  Law  Former   Banco   Bradesco   Executive
                                     Bachelor  at  Faculdades   Metropolitanas  Vice-President.  Former  president of
                                     Unidas                                     FEBRABAN  (Brazilian Bank Federation)
                                                                                and member of the  National  Monetary
                                                                                Council.  Former Industry,  Trade and
                                                                                Development Ministry (July, 2001).

Attilio Fontana Neto                 45  years  old.  Business  Administrator,  Member of the board since 1993.
                                     Graduated  at  the  Sao  Paulo   Catholic  Sadia's former Supply Director from
                                     University,  post graduate in Business at  1989 to 1993.
                                     the Getulio Vargas Foundation.

Karlos Heinz Rischbieter             74 years old.  Civil  Engineer  graduated  Member of the board since 1997.
                                     at the Federal University of Parana.       Former CEO of Caixa Economica
                                                                                Federal and Banco do Brasil, Mr.
                                                                                Rischbieter was also Brazil's
                                                                                Finance Ministry.

Marise Pereira Fontana Cipriani      44 years old.                              Member of the board since 2001. CEO
                                                                                of the SolVista,Inc, USA and
                                                                                Chairman of the board of Transbrasil
                                                                                Foundation S.A.

Osorio Henrique Furlan               81  years  old.   Lawyer,   Graduated  at  Member  of  the  board   since  2002.
                                     Braganca Paulista Law School               Sadia's  first  executive  president,
                                                                                member of the Sao Paulo Commercial
                                                                                Association and former Transbrasil
                                                                                Airlines vice-president (1964 - 1975).

Ottoni Romano Fontana Filho          43  years  old.  Business  Administrator,  Member of the board since 2001.
                                     Graduated at Getulio Vargas Foundation.    Former Domestic Sales Manager at
                                                                                Sadia from 1989 to 1993.

Roberto Faldini                      55  years  old  Business   Administrator,  Fiesp Economy Department Director,
                                     Graduated at Getulio Vargas Foundation.    Member of the board of ABN Amro
                                     MBA - Insead, France.                      Ethical Investment Fund, former CVM
                                                                                president, former Bovespa's board
                                                                                member.

Sergio Fontana dos Reis              43 years old. Architect,
                                     graduated at                               Member of the board since 1991
                                     Sao Paulo University, post graduated       Former Director of Attilio Fontana
                                     in Business at Getulio Vargas Foundation.  Foundation from 1996 to 1998.


NAME                                 ACADEMIC BACKGROUND                        EXPERIENCE

Vicente Falconi Campos               56  years  old.   Engineer  Minas  Gerais  Member of the board since 2002.
                                     Federal  University - UFMG. Ph.D Colorado  Brazillian Government Consultant at
                                     School of Mines (USA)                      the energy crisis management
                                                                                comitee, AMBEV and TELEMAR board
                                                                                member.

Victor Bayard de Maura Fontana       52  years  old.  Business  Administrator,  Former  IT  professional  at  Camargo
                                     Graduated at Sao Judas University.         Correia  and   Concordia   S/A  CVMCC
                                                                                director.

Executive Officers

The Company's management team consists of professionals with extensive experience in the Brazilian food sector. Three are members of the founding family. The Executive Officers are responsible for the execution of decisions of the Board of Directors and day-to-day management of the Company. Below is a short resume of the key members of Sadia's management team:



NAME                             ACADEMIC BACKGROUND                EXPERIENCE


NAME                             ACADEMIC BACKGROUND                EXPERIENCE
Walter Fontana Filho             Economics and Business             Mr. Fontana has been Sadia's CEO since 1994.
Chief Executive Officer          Administration, with emphasis on   Before becoming CEO, Mr. Fontana was Sadia's
Date Joined Sadia:01/30/92       Marketing, with postgraduate       Sales Director.
Age: 48                          studies in Economics

Adilson Serrano da Silva         Business Administration,           Career developed in the area of Human
Human Resources Officer          Postgraduate studies at the        Resources. Has worked in medium- and
Date Joined Sadia:  09/08/91     CEAG-FGV                           large-scale companies such as Cofap,
Age: 53                                                             Eletroradiobras, VASP and Linhas Corrente.

Alfredo Felipe da Luz Sobrinho   Higher Degree in Law, with         Was a member of the Board of Directors and a
Institutional Relations and      Specialization in Area of          Director Vice President of Marketing, Sales
Legal Affairs Officer            Administration.                    and Services of Transbrasil. Is currently
Date Joined Sadia:  04/08//71                                       President of ABIPECS - The Brazilian
Age:  56                                                            Association of the Pork Processing and
                                                                    Exporting Industry, and the Executive
                                                                    President of the Attilio Francisco Xavier
                                                                    Fontana Foundation.
Antonio Paulo Lazzaretti         Higher Degree in Chemical          Worked for Renner Hermann as a Chemical
Process and Product Development  Engineering and Business           Engineer, joining Sadia in April 1972, at its
Officer                          Administration                     Sao Paulo plant, developing his career in the
Date Joined Sadia: 04/11/72                                         area of production. Has already held posts
Age:  54                                                            such as Manager and Production Officer.

Artemio Fronza                   Unfinished higher studies in       Worked in the Rio Grande do Sul Union of
Livestock and Poultry            Philosophy                         Cooperatives and the Alto Uruguai
Production Officer                                                  Agricultural Cooperative (where he held the
Date Joined Sadia: 08/15/88                                         post of Executive Manager and Superintendent)
Age:  52                                                            before joining Sadia at its Tres Passos
                                                                    plant, in August 1988. Has already been an
                                                                    officer of the Grain and By-products Area.

Eduardo Fontana d'Avila          Higher Degree in Engineering       Career in Sadia's production area. Has
Processed  Products Operations                                      already been a Vice President of Industrial
Officer                                                             Operations. Sr. Eduardo is the cousin of Sr.
Date Joined Sadia:  02/14/77                                        Walter Fontana Filho, CEO of the Company.
Age:   48





Flavio Luis Favero               Higher Degree in Industrial        Professional career developed entirely
Processed Products Production    Chemistry and Chemical             within Sadia, in the area of production. Has
Officer                          Engineering                        held posts of Supervisor, Total Quality
Date Joined Sadia: 07/24/85      Postgraduate Degree in Management  Coordinator, and Production Manager at the
Age:  38                         Development                        Company's Tres Passos plant (Rio Grande do
                                                                    Sul).

Flavio Riffel Schmidt            Higher Degree in Business          During his career within Sadia, he was
Planning and IT Director         Administration and First Degree    Finance, Planning and Control Officer from
Date Joined Sadia: 04/02/79      in Accounting                      1988 to 1994.
Age:  49

Gilberto Meirelles Xando         Business Administrator, Graduated  Developed his carrer at Sadia beggining his
Baptista                         at Getulio Vargas Foundation.      carrer in the mechanical maintenance
Marketing Director               Postgraduate studies at the        department, passing by production department
Date Joined Sadia: March, 1983   CEAG-FGV                           and pork production area.
Age:38                           MBA Sao Paulo University

Gilberto Tomazoni                Higher Degree in Mechanical        Career entirely developed within Sadia.
Diretor de Marketing e Vendas    Engineering                        Joined the maintenance area of Company's
Date Joined Sadia: 03/26/83      Postgraduate Degree in Management  Concordia plant in March 1983, and expanded
Age:  43                         Development                        his knowledge of the activities of the
                                                                    production area. Was a Head of Department and
                                                                    a Manager.

Guillermo Henderson Larrobla     Higher Degree in Mechanical        Mr. Larrobla developed his career in the
Intenational Middle East Sales   Engineering (1985) and             Foreign Trade Area of Seara Alimentos (Bunge
Director                         marketing management specialist    Group), since 1991. In Sadia he began his
Date Joined Sadia: 04/01/99      (1997)                             activities as the Market Manager responsible
Age:  46                                                            for Sadia's Business in Middle East, at the
                                                                    Dubai Office and was elected director in
                                                                    April 2002.

Luiz Gonzaga Murat Junior        Higher Degree in Business          Developed career in finance and control
Chief Financial Officer          Administration, Postgraduate       areas. Was a director of Perdigao, Bahia Sul
Chief  Controller, Director      Degree in Agricultural Economics   Celulose and Suzano Feffer.
of Investor Relations            at Stanford University             Is a Board Member of IBEF - Institute of
Date Joined Sadia: 08/01/94                                         Finance, and of Abrasca - The Brazilian
Age:  47                                                            Association of Listed Companies

Paulo Francisco Alexandre        Business Administrator (1982)      Trainee at Caterpillar. Started at Sadia as
Striker                          and Civil Engineer (1978),         Director Assistant, former trade marketing
Logistics Director               Graduated at Makenzie University.  manager and brand management/strategic
Date Joined Sadia: 1984          Postgraduate studies at the JUSE   planning manager.
Age:  46                         Institute (Japan) and  Dom Cabral
                                 Foundation.

Roberto Banfi                    Higher Degree in Economics         An Italian citizen, has worked in Switzerland
Intenational Sales Director      (Switzerland)                      and the U.S. Resident in Brazil since 1977,
Date Joined Sadia: 07/13/98      MBA from Stanford Business         has worked for Bonfiglioli - Cica, Cicatrade
Age:  54                         School  (USA)                      and Swift Armour as a Statutory Director.
                                                                    Held the posts of Marketing Manager and
                                                                    Coordinator for Mercosur in the sales area of
                                                                    RMB-Refinacoes de Milho do Brasil.

Ronaldo Kobarg Muller            Higher Degree in Chemical          Professional career developed entirely within
Pork Production Officer          Engineering,                       Sadia.
Date Joined Sadia: 02/22/84      Postgraduate Degree in Management  Joined the Company at its Concordia plant and
Age: 41                          Development  from UFSC-UNOESC      held posts such as Head of de Department at
                                                                    Chapeco (State of Santa Catarina), Total
                                                                    Quality Coordinator and Production Manager at
                                                                    its Ponta Grossa (State of Parana) plant.




Valmor Savoldi                   Agricultural Technician,           Professional career developed entirely within
Supply Director                  Higher Degree in Agronomy,         Sadia.
Date Joined Sadia: 12/26/77      Specialization in Administration   Has worked in the areas of agriculture and
Age: 47                                                             production and has extensive knowledge of
                                                                    poultry and pork processing. Has held the
                                                                    posts of Coordinator of Total Quality,
                                                                    Production Manager and Sales Manager.


There are no pending legal proceedings, involving either Board Members or Executive Officers that could prevent any of these from carrying out their duties.

The Company has an Audit Committee, composed by members of the board, which serves to monitor the activities of the executive officers, election of independent auditors and to examine the Company's financial Statements. The Fiscal Committee is composed of three members and three substitute members, who are elected at the Ordinary General Meeting, with a mandate until the Ordinary General Meeting of the following year.

FAMILY RELATIONSHIP

Some members of the board are related. Mr. Attilio Fontana Neto, board member, and Mr. Walter Fontana, Sadia's CEO are brothers. Mr. Sergio Fontana dos Reis and Ms. Marise Pereira Fontana Cipriani, board members, are cousins.

     B. COMPENSATION OF DIRECTORS AND OFFICERS

For the year ended December 31, 2002, the aggregate compensation to be paid by Sadia to all members of the Board of Directors and Executive Officers for services in all areas is approximately R$ 9.0 million, not including related taxes or social security contributions. For the year ended December 31, 2001, the amount paid was approximately R$ 7.6 million.

Since April 2000, the compensation of Executive Officers is complemented by a stock award plan. Under the plan, Executive Officers will receive 5%, and may elect to receive an additional 5% or 10%, of their annual bonus in shares of preferred stock based on the market price of the stock at the date of bonus is paid. Shares paid to Executive Officers in lien of a cash bonus payment are purchased in the market by the Company in the Executive Officer's name. Based on the number of preferred shares an Executive Officer receives, the Executive Officer will be entitled to a cash payment equal to any increase in the market value of the preferred shares as of March 10 of the third year following the bonus payment, provided that the Executive Officer still holds the preferred stock and is still an Executive Officer of the Company. Based upon the market value of the Preferred Shares at December 31, 2002 and 2001 no additional amounts were accrued to the Executive Officers during 2002 and 2001. The total annual bonus for 2002 and 2001 and the portion paid in Preferred Shares was as follows:


YEAR OF BASIS,                     2002               2001
--------------------------------------------------------------------------------

Date of payment/exercise     March 30th, 2003    March 30th, 2002

Total bonus (R$ thousands)       1,818.5           3,498.0

Number of preferred shares                  -      304,000
--------------------------------------------------------------------------------

The Company decided to review its stock option policy and did not made any bonus payments in Preffered Shares in 2002.

     C. BOARD PRACTICES

Sadia has four standing committees: a fiscal committee, an audit committee, a financial committee and a compensation committee. The committees are composed of members of the Board who dedicate themselves to the development of the long run strategy of specific areas of the Company.

Fiscal Committee

This committee is responsible for the Company's tax planning, and is composed of three effective members: Roberto Faldini, Romano Ancelmo Fontana Filho and Attilio Fontana Neto.

Audit Committee

The responsibility of the members of this committee is to assure that the accounting procedures are being well followed by the operational areas of the Company It is composed of four members of the board: Karlos Heinz Rieschbieter (coordinator), Osorio Henrique Furlan, Ottoni Romano Fontana Filho and Marise Pereira Fontana Cipriani.

Financial Committee

Responsible for the medium and long term management of the financial strategy of the Company. This committee is charged with development of the Company's hedge policy, project financing and cash management directions, and is composed of three members: Alcides Lopes Tapias, Karlos Heinz Rischbieter and Roberto Faldini.

Compensation Committee

Responsible for conducting the human resources planning and strategy of Sadia, among others, its basic functions are: training and hiring policies, salary policy and union relationships management. The members are: Attilio Fontana Neto, Romano Ancelmo Fontana Filho, Victor Bayard de Maura Fontana and Vicente Falconi Campos

In the event of the termination of the mandate of a Director or an Executive Officer, they are entitled only to statutory employment benefits under applicable law, without any special severance.

     D. EMPLOYEES

At December 31, 2002, the Company had 32,184 employees.

     E. SHARE OWNERSHIP

On April 30, 2003 the board members, executive officers and directors of the company held, as a group, 34.664.462 common shares and 22.047.380 preferred shares, corresponding to 13.49% and 5.18% of the amount of outstanding shares of each class, respectively.

For more details on ownership and any relationship among major shareholders, see "Item 7. Major Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

Shareholders Agreement

Members of the family of the founder, Mr. Attilio Fontana, established a Shareholders' Agreement in May 1977, amended in October 1999, when it was extended until May 2010. The Agreement strives to regulate the relationship between the family groups regarding the purchase and sale of shares between themselves and with third parties as well as to establish principles and rules for the exercise of block voting rights, investment policy and remuneration of capital. The Agreement is reviewed every three years. Any family member who wishes to dispose of his/her shareholding must provide a right of first refusal to all parties to the Shareholders' Agreement.

The Company's Shareholders' Agreement, was composed of 47 participants, in December 2002 and controls 67.1% of Sadia's voting shares. Sadia S.A. voting and non-voting capital stock is listed on the Bovespa stock exchange, where it is among the most actively traded stocks, representing 63% of the total volume traded on the food sector stocks.

Restrictions on Foreign Investment

According to Sadia's bylaws, 51% of the voting capital of the Company must be held by Brazilian citizens. The right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally are subject to several mechanisms that permits a foreign investor to trade directly in Bovespa.

Until March 2000, this mechanism was known as the Annex IV Regulations, in a reference to Annex IV of Resolution No. 1,289 of the National Monetary Council (the "Annex IV Regulations"). Currently, this mechanism is regulated by Resolution No. 2,689, of January 26, 2000, of the National Monetary Council and by Instruction No. 325, of January 27, 2000, of the CVM, as amended (the "2,689 Regulation"). The 2,689 Regulation, which became effective on March 31, 2000, sets forth new rules concerning foreign portfolio investments in Brazil.

Foreign investments registered under Annex IV Regulations had to be conformed to the 2,689 Regulation by September 30, 2000. Such new rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled.

In accordance with the 2,689 Regulation, foreign investors are individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. The 2,689 Regulation prohibits the offshore transfer or assignment of the title of the securities, except in the cases of
(i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

Pursuant to the 2,689 Regulation, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to the 2,689 Regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out in exchanges or organized over-the-counter markets licensed by the CVM.

All investments made by a foreign investor under the 2,689 Regulation will be subject to an electronic registration with the Central Bank. Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289 (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADSs have been approved under the Annex V Regulations by the Central Bank and the CVM. Accordingly, the proceeds from the sale of the ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to the 2,689 Regulation, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Resolution No. 2,689 and vice-versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

Payments of dividends and other cash distributions by the Company relating to the Preferred Shares underlying the Preferred ADRs will be made in Brazilian currency to the Custodian, in its capacity as representative of the Depositary, which will then convert such proceeds into U.S. dollars and will then remit such U.S. dollars to the Depositary for distribution to holders of the related Preferred ADSs. If the Custodian is not immediately able to convert the dividends in Brazilian currency to U.S. dollars, then the holders of the Preferred ADSs may be adversely affected by devaluation or other fluctuations in exchange rates, before it is possible to convert and remit these dividends. Fluctuations in the exchange rate between the Real and the U.S. dollar may also affect the value in U.S. dollars, equivalent to the price in Reais, of the Preferred Shares traded on Brazilian stock exchanges.

In situations where there is a significant imbalance in Brazil's balance of payments, or serious indications that this kind of problem may arise, Brazilian legislation makes provision for the introduction of temporary restrictions on remittances of foreign capital abroad. For approximately six months, between mid-1989 and early 1990, for example, with a view to preserving its international reserves, the Brazilian government froze all operations involving the repatriation of capital and dividends owing to foreign investors, that had been deposited with the Brazilian Central Bank. These amounts were subsequently released according to Brazilian government directives. There is no guarantee that the Brazilian government will not adopt similar measures in the future.

Share Position

The following table contains certain information as of March 31, 2002 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of voting Common Shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Preferred Shares and (iii) the total number of the Company's voting Common Shares and Preferred Shares owned by the executive officers and directors of the Company as a group.

Share Position at December 31, 2002

STOCKHOLDER                               COMMON SHARES       %          PREFERRED SHARES        %

SUNFLOWER PARTICIPACOES S/A                 32,018,789     12.46%               -----          -----
Osorio Henrique Furlan                      14,378,172      5.59%              557,127          0.13%
Attilio Francisco Xavier Fontana            24,998,558      9.73%           12,566,000          2.94%
Foundation
Private Social Security Fund of the
Sadia employees, controlled by 23,000
participants
Executive Officers and Directors as a        6.190.590      2.3%            13.976.541          3.2%
Group

Source: Sadia S/A

Sunflower Participacoes is a holding company composed of several family members and is part of the shareholders agreement, the breakdown is as follows:


SUNFLOWER PARTICIPACOES
INVESTOR                                 Common Shares          %        Preferred Shares      %
                                       Beneficially Owned               Beneficially Owned

Maria Aparecida Cunha Fontana              14,084,143        43.99            -                -
Walter Fontana Filho                        6,739,660        21.05            -                -
Attilio Fontana Neto                        5,716,562        17.85            -                -
Vania Cunha Fontana                         5,478,424        17.11            -                -
Total                                      32,018,789       100.0             -                -

Source: Sadia S/A

During the last three years ended December 31, 2002, the Company's Board of Directors authorized the purchase of 20.3 million treasury shares, and the cancellation of 40.0 million treasury shares.

     B. RELATED PARTY TRANSACTIONS

The Company has operating transactions mainly with Sadia International and Laxness F.C.P.A. Lda., which are both the Company's vehicles for sales outside Brazil. Sadia International is also acting as a financial entity of the Group by obtaining export financing loans from international banks and holding the investments in debt securities.

Concordia CVMCC is a brokerage firm that is responsible for identifying the better alternatives of investments for the cash surplus generated by the Company and its subsidiaries.

     C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements"

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to certain legal proceedings in the normal course of business, including administrative and judicial tax disputes, civil and labor proceedings. Provisions taken by the Company on its financial Statements in connection with such proceedings reflect a reasonably estimate of probable losses as determined by the Company's management on the basis of legal advice. Additionally, the Company constitutes judicial deposits to serve as warranties on the discussion of its proceedings, when this procedure is required to suspend the obligation eligibility In the opinion of management, except as set forth below, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

Labor Disputes

The Company is involved in 1,732 labor proceedings none of which is material in amount. The Company stablished a reserve amounting R$ 11.4 million, to treat those issues. These disputes involve matters ranging from overtime claims, wrongful termination and claims involving work conditions.

Civil Disputes

Sadia is involved in a series of civil proceedings all of which are in the ordinary course of business. At December 31, 2002 the Company provisioned an aggregate amount of approximately R$16.3 million relative to the expected settlement for these proceedings. The proceedings considered material to Sadia refer to ex-employees' claims for indemnification due to health problems that evolved after resignation (ex-employees allege they developed occupational diseases related to the activities they used to perform during the work period in Sadia, and workplace accidents) in the amount of R$ 6.1 million. In accordance with Brazilian law, notwithstanding the Company pays an additional salary to cover the risks involved in those activities, considered risky and extraordinary, these claims, when legally questioned, are discussed as civil issues, because they involve indemnization claims. The Company is also discussing with ex-integrated poultry outgrowers claims for indemnification in the amount of R$ 3.6 million, relative to termination of contracts due to high production costs. Finally, there is a customer claim in the amount of R$ 6.6 million, for consequential damages due to diseases developed by the avian breeding flocks that were supplied by Granja Rezende S/A before its acquisition by Sadia.

Tax Disputes

The Company is involved in tax litigation, as both plaintiff and defendant, in which it contests the payment of certain taxes or requests as relief the confirmation of the applicability of tax credits, as described below:

     The Company is a defendant in the following cases

     I. INCOME TAX:

     In order to cover several tax contingencies, which are individually not material, the subsidiary Granja Rezende (incorporated in August 2002) has established several reserves aggregating R$ 5.3 million.

     II. ICMS (VALUE ADDED TAX ON SALES AND SERVICES):

     a) The State of Sao Paulo is seeking to collect value added tax (ICMS) on customs discharge of some imported products. In this sense, a reserve of R$ 2.9 million was created to cover probable losses to be settled;

     b) The State of Sao Paulo is seeking to collect value added tax (ICMS) on certain products. The State has asserted that these products were transferred from the producing units in other states priced above its correspondent costs. A reserve of R$ 4.8 million has been established to cover the eventual liability;

     c)  The State of Rio de Janeiro is seeking to collect value added tax
         (ICMS) on certain products. The State has asserted that the Company has not delivered the required documentation to prove that it has re-distributed products from other States. A reserve of R$ 2.3 million has been established to cover the eventual liability;

     d) The State of Mato Grosso is seeking to collect value added tax (ICMS) due to differences found in monthly deductions on ICMS values charged from third party freights by tax substitution. A reserve of R$ 1.4 million has been established to cover the eventual liability;

     e) The State of Mato Grosso is seeking to collect value added tax (ICMS) due to improperly procedures to prove that some credits could be unwinded in purchases made in the Manaus Free Zone. A reserve of R$ 4.9 million has been established to cover the eventual liability;

     f) The State of Rondonia is seeking to collect value added tax (ICMS) on certain PRODUCTS. The State has asserted that the Company has not issued the invoices from third party warehouses. A reserve of R$ 0.5 million has been established to cover the eventual liability;

     g)  Other Judicial and administrative proceedings amounting R$ 0.4 million.

     III. NATIONAL INSTITUTE OF SOCIAL SECURITY (INSS)

     The National Institute of Social Security (INSS) requires the collection of contribution on salaries of third parties rendering services in civil construction work at the incorporated subsidiary Granja Rezende, due to joint liability, amounting R$ 3.1 million where Company is claiming the reimbursement among the responsible for the construction.

     IV. OTHER TAX CONTINGENCIES

     The Company as a plaintiff

The Company is a plaintiff in several judicial and administrative issues, where intents to recover improperly paid taxes or questions those that believes were improperly charged. Based on estimates of its legal counsel these claims are considered probable or possible positive outcomes.

(in R$ million)

                                                                                          PROBABLE
COMPONENT           DESCRIPTION                                  BASIS FOR ACCRUAL        LOSS
---------           -----------                                  -----------------        --------

Labor Claims        Approximately 1,732 claims filed by former   Expected settlement      R$ 11.4
                    employees involving matters ranging from     for all claims.
                    overtime claims, wrongful termination and
                    claims involving work conditions.

Civil Claims        Judicial procedures by ex-employees'         Expected settlement      R$6.1
                    claims for indemnification due to health     amount for the claims.
                    problems (ex-employees who allege to have
                    developed occupational diseases in
                    connection with their past jobs at the
                    Company) and job transit accidents.

                    Ex-integrated poultry outgrowers' claims     Expected settlement      R$ 3.6
                    for indemnification due to termination of    amount for the claims.
                    contracts resulting from above-estimated
                    high production costs.

                    Customer claim for consequential damages     Expected potential       R$ 6.6
                    due to illness in avian breeding flocks.     amount

Tax Claims
Income tax          Several income tax assessments made by the   Expected amount to be    R$ 5.3
                    tax authorities                              paid by the Company.

State  Value Added  Value added tax (ICMS) on customs            Expected amount to be    R$ 2.9
Tax - ICMS          discharge of some imported products.         paid by the Company.
                    Products were transferred from the           Expected amount to be    R$ 4.8
                    producing units in other states priced       paid by the Company.
                    above its correspondent costs

                    Insufficient required documentation to       Expected amount to be    R$ 2.3
                    prove that it has re-distributed products    paid by the Company.
                    from other States.

                    Differences found in monthly deductions on   Expected amount to be    R$ 1.4
                    ICMS values charged from third party         paid by the Company.
                    freights by tax substitution.

                    Unproperly procedures to prove that some     Expected amount to be    R$ 4.9
                    credits could be cancelled in purchases      paid by the Company.
                    made in the Manaus Free Zone and cancel of
                    credits.

                    Difference on the Interpretation of the      Expected amount to be    R$ 0.9
                    ICMS applicability for some operations       paid by the Company.

National            INSS asserts joint liability in collection   Expected amount to be    R$ 3.1
Institute of        of contribution on salaries of third         paid by the Company.
Social Security     parties rendering services in civil
                    construction work at the incorporated
                    company, Granja Rezende.

Other               IOF procedures (Financial Operations Tax),   Expected amount to be    R$ 4.0
                    PIS (Social Integration Program), Cofins     paid by the Company.
                    (Social Contribution) and other.


Dividends and Dividend Policy

The authorized capital stock of the Company is composed of Common Shares and Preferred Shares. As of December 31, 2002, the Company's capital stock was composed of 257,000,000 Common Shares and 426,000,000 Preferred Shares.

Dividends Distributed

The following table sets out the dividends paid to Shareholders of the Company's Common and Preferred Shares since 1996 in historical Brazilian currency and U.S. dollars translated from historical Brazilian currency at the commercial exchange rate on the date of payment of the same dividends.

                                    R$ per 1,000     US$ per 1,000
Period              Payment Date   Preferred Shares  Preferred Shares   US$ per ADR
------              ------------   ----------------  ----------------   -----------

1996                 12/16/1996          6.00              5.77               -
                     04/10/1997          18.00            16.92               -
1997                 08/25/1997          19.41            17.78               -
                     03/11/1998          19.80            17.41               -
1998                 08/25/1998          38.80            32.97               -
                     02/25/1999          41.40            20.05               -
1999                 08/25/1999          16.50             9.06               -
                     02/10/2000          27.50            15.45               -
2000                 08/18/2000          11.00             6.05               -
2001                 02/20/2001          37.40            18.64               -
                     08/22/2001          32.35            12.82             0.38
2002                 02/14/2002          89.29            36.82             1.10
                     08/16/2002          17.60             5.64             0.17
2003                 02/14/2003          63.50            17.35             0.52
                     02/21/2003          20.37             5.63             0.17


Source: Sadia S/A

Calculation of Distributable Amount

At each annual General Shareholders' Meeting, the Board of Directors must recommend the manner of allocation of the Company's income from the preceding fiscal year. According to Brazilian Corporate Law, the net income of a company after deduction of income tax and social contributions relative to the same fiscal year, and net of any losses accumulated in prior fiscal years, and amounts allocated to employee and management profit-shares, will represent the "net income" of the Company, following (i) the deduction of amounts allocated to the constitution of the legal reserve, (ii) the deduction of amounts allocated to the constitution of other reserves, following the principles established by the Company and in accordance with the applicable legislation (as hereinafter discussed), and (iii) the increase by the reversion of reserves constituted in previous fiscal years. This net income will be available for distribution to Shareholders (thus constituting the "adjusted net profit", designated here as the "Distributable Amount") in any fiscal year.

Legal Reserve. According to Brazilian Corporate Law, the Company is required to maintain a "legal reserve" to which it must allocate 5% of its "net income" in each fiscal year, until the amount of this reserve is equal to 20% of the paid-in share capital, or until the sum of this reserve and all other capital reserves reaches 30% of the paid-in share capital. Net losses, if any, may be debited against the legal reserve.

Discretionary Reserves. According to Brazilian Corporate Law, the Company may decide to assign on a discretionary basis a portion of the "net income" to the limit established in its By-laws (with such reserves collectively designated as "discretionary reserves"). The Company's By-laws established a special fund for Research and Development to which it may allocate up to 15% of its "net income" per year, until the amount of this fund is equivalent to 10% of its paid-in share capital.

Contingency Reserve. According to Brazilian Corporate Law, the Company may also decide to assign a portion of the "net income" to a "contingency reserve" against likely losses in future fiscal years. Any amount thus assigned in a previous year must be (i) reversed in the fiscal year in which the loss was envisaged, if this loss does not effectively occur, or (ii) debited, if the foreseen event actually materializes. At the present time, Sadia has no contingency reserve. There are no clearly defined rules on the extension of the future period for which a loss may be foreseen for the purposes of constituting a contingency reserve. Its determination thus depends on circumstances and the nature of each particular event, and will be decided at the discretion of the Board of Directors.

Investment Project Reserve. According to Brazilian Corporate Law, a portion of the "net income" may also be assigned for any discretionary appropriations for plant expansions or any other investment projects, the amount of which is based on the capital budget previously presented by management and approved by Shareholders. Following the conclusion of the corresponding investment projects, the Company may withhold the relevant appropriation until the Shareholders vote to transfer all or part of the capital reserve or retained earnings. The Company's By-laws effective as of March 31, 2000, contains provisions for a Special Expansion Reserve, to which at least 15% and at most 60% of the "net income" (formerly 5% and 15%, respectively) must be allocated each year, until the amount of this reserve is equivalent to 70% of its paid-in share capital (from former 30%).

Unrealized Income Reserve. According to Brazilian Corporate Law, if the amount of "unrealized income" (according to the definition below) in any fiscal year exceeds the allocated amount (i) of the legal reserve, (ii) of the discretionary reserves, (iii) of the contingency reserve and (iv) of the investment project reserve, the excess amount may be allocated to an "unrealized income reserve". "Unrealized income" in any fiscal year will represent the sum (i) of monetary correction of the balance sheet (until 1995) during the fiscal year, (ii) income from subsidiaries or associated companies for the fiscal year in question, (iii) income from installment sales to be received after the end of the subsequent fiscal year.

Fiscal Incentive Investment Reserve. According to the terms of Brazilian tax legislation, a portion of "net income" may also be assigned to a "fiscal incentive investment reserve" for amounts corresponding to the Company's income tax deductions generated by credits for certain investments that are approved by the Government. The reserve may only be used to acquire shares in companies that are developing specific projects that are approved by the Government.

Brazilian Corporate Law States that all discretionary allocations of "net income" including discretionary reserves, the contingency reserve, the unrealized income reserve and the investment project reserve, will be subject to approval by Shareholders at the annual meeting, and may be transferred to the company's capital or used to pay dividends in subsequent fiscal years. The fiscal incentive investment reserve and the legal reserve are also subject to approval by Shareholders at the annual meeting and may be transferred to the company's capital, but may not be used to pay dividends in subsequent fiscal years.

The calculation of the "net income" of the Company, and the allocations to reserves in any fiscal year, are determined on the basis of financial Statements prepared in accordance with Brazilian Corporate Law and Brazilian GAAP, which differ from the financial Statements prepared in accordance with United States generally accepted accounting principles. The Financial Statements presented herein were prepared in accordance with U.S. GAAP, and while the allocations to reserves and the dividends are reflected in these Consolidated Financial Statements, investors will not be able to calculate the amounts of these allocations, or of dividends due, on the basis of the same Consolidated Financial Statements.

Mandatory Dividends. As established in its By-laws, Sadia is required to distribute to Shareholders in lieu of dividends relative to each fiscal year ended December 31, an amount of no less than 28% of the Distributable Amount (the "Mandatory Dividend") in any given fiscal year (an amount of which shall include any interest whatsoever on Shareholders' equity paid and any preferential dividends paid on Preferred Shares during the same fiscal year). In addition to the Mandatory Dividend, the Board of Directors may recommend the payment of dividends to shareholders from other legally available resources, according to the terms of such law. Any payment of interim dividends or interest on Shareholders' equity will be deducted from the amount of the Mandatory Dividend for the same fiscal year. In accordance with Brazilian Corporate Law, if the Board of Directors decides, prior to the annual Shareholders' meeting, that the payment of the Mandatory Dividends for the preceding fiscal year is not advisable, due to the financial condition of the Company, then there will be no requirement to pay such Mandatory Dividends. Such a decision must be reviewed by an Audit Committee, and reported to Shareholders and to the CVM. If a Mandatory Dividend is not paid, any retained earnings must be allocated to a special reserve account. If the Company does not incur the expected losses that led to the withholding of the Mandatory Dividend, then the Company will be required to pay the proper Mandatory Dividend.

Priority of the Preferred Shares in the Payment of Dividends On May 5, 1997, an amendment to Brazilian Corporate Law was approved (Law No. 9,457), that included the requirement that companies whose By-laws do not include provisions for the distribution of fixed or minimum dividends, whether cumulative or not, pay dividends on their Preferred Shares that are at least 10% greater than the corresponding dividends on their common shares. In accordance with the Company's By-laws, and subject to the calculation of the Mandatory Dividends for any particular fiscal year, the holders of the Preferred Shares will be entitled to minimum annual non-cumulative preferred dividends for an amount equal to 28% of the share capital attributable to the Preferred Shares, prior to the distribution of dividends to the holders of the Common Shares. After having paid these minimum annual non-cumulative preferred dividends, the holders of the Common Shares will receive the same amount of dividend per share as that of the Preferred Shares. Once this condition has been met, any additional dividends declared by the Company with regard to any particular fiscal year will be divided between the holders of the Common Shares and the Preferred Shares, with the latter receiving an amount 10% greater than the former.

Other Rights of Preferred Shares The Company's By-laws do not contain provisions for the conversion of Preferred Shares into Common Shares. In addition, there are no provisions for the redemption of shares associated with the Preferred Shares. The Preferred Shares take priority in procedures related to the liquidation of the Company, without entitlement to any other form of compensation for existing Shareholders. Holders of Preferred Shares are not entitled to vote at the general meeting of the Company's Shareholders. If, however, the preferred dividends are not paid for three successive years, the Preferred Shares will acquire the right to vote, until such time as the payment of these dividends is made.

Payment of Dividends In accordance with Brazilian Corporate Law, the Company is required to hold an annual Shareholders' meeting by April 30 of each year, during which an annual dividend will be declared In addition, interim dividends may be declared by the Board of Directors. According to Brazilian Corporate Law, dividends must generally be paid to the holders of the relevant shares within 60 days of the date of declaration of the same dividend, unless a resolution of Shareholders establishes another date of payment, which in both cases, must occur before the end of the fiscal year in which the dividend was declared. The Company's By-laws require that an Annual General Shareholders' Meeting be held within four months of the end of each fiscal year. At this meeting, among other things, an annual dividend may be declared by decision of the Shareholders and at the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial Statements relating to the fiscal year ending December 31. According to the Company's By-laws, dividends will be paid to Shareholders within 60 days of the date of declaration of the dividend, which must be effected prior to the end of the fiscal year in which the same dividend was declared. The requirement for Mandatory Dividends may be met through payments either in the form of dividends or of interest on Shareholders' equity. The Company is not required to adjust the amount of the dividend for inflation for the period from the end of the last fiscal year to the date of declaration of the same dividend. It is therefore possible that the amount, expressed in Reais, of the dividends paid to holders of Preferred Shares or Common Shares may be reduced due to inflation. Shareholders have up to three years from the date of payment of the dividend to demand payment of these as they relate to shares held by the same party, after which time the Company will be free from any obligation to make such payments.

Payments of cash distributions by the Company relating to the Preferred Shares underlying the Preferred ADRs will be made in Brazilian currency to the Custodian, in its capacity as representative of the Depositary, which will then convert such proceeds into U.S. dollars and will then remit the same U.S. dollars to the Depositary for distribution to holders of the related ADRs (See "Description of American Depositary Receipts"). Dividends paid to Shareholders that are not Brazilian residents, including holders of Preferred ADRs, are exempt from withholding of Brazilian income tax at source, except with regard to income provisioned prior to 1996, which is subject to a retention of 15% in lieu of Brazilian taxation. (See "Taxation").

Shareholders that are not resident within Brazil must register with the Brazilian Central Bank so that the dividends resulting from sales, or other amounts, may be remitted in foreign currency outside Brazil. The Preferred Shares underlying the ADRs are maintained within Brazil by the Custodian, which acts as agent for the Depositary, which appears in the Company's register as the beneficial owner of the shares.

Notional Interest Charge Attributed to Shareholders' Equity Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are permitted to pay limited additional amounts to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes. The amount of any such "interest" payment to holders of equity securities is generally limited in respect of any particular year to (i) retained earnings for such year plus 50% of the pre-tax profits for such year multiplied by (ii) the Taxa de Juros de Longo Prazo interest rate (Long-Term Interest Rate -TJLP), which is the official rate for governmental long-term loans. The additional payment may take the form of supplemental dividends to Shareholders. In 1996, the only form of payment could be through an increase to capital or any addition to reserves. A 15% withholding tax is payable by the Company upon distribution of the notional interest amount. In 1996, the withholding tax was payable by the Company and was accrued and charged to income. In 1997, the withholding tax was paid by the Company on behalf of the shareholders. In 1996, this notional interest charge was deductible in determining Brazilian income tax payable. Additionally, effective January 1, 1997, such payments are also deductible for social contribution purposes.

Under Brazilian law, the Company is obliged to distribute to Shareholders an amount sufficient to ensure that the net amount received by Shareholders after payment by the Company of Brazilian withholding taxes in respect of the distribution of notional interest, is at least equal to the Mandatory Distribution.

Dividend Policy. The Company currently plans to pay dividends or interest on Shareholders' equity on its Preferred and Common Shares to the amount of the distributions required in any fiscal year, subject to the determination by the Board of Directors that such distributions are inadvisable due to the financial condition of the Company. In accordance with its policy, the Company pays dividends twice a year, although the law does not require it to do so.

Amendments to Brazilian Corporate Law

In 2001 important amendments to the Brazilian Corporate Law were adopted. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (by April 2005, the representative of such shareholders is to be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. The By-Laws of existing listed companies are required to be modified to conform to the new provisions mentioned above, by March 1, 2003. B.

     B. SIGNIFICANT CHANGES

ADR Listing

On April 10th, 2001 Sadia's Preferred Shares began to trade on the NYSE in the form of American Depositary Shares, under the SDA ticker.

ITEM 9. THE OFFER AND LISTING

Price Information

The table below presents, for the indicated periods, the minimum and maximum closing prices for Preferred Shares on the Sao Paulo Stock Exchange. The prices are expressed in nominal reais as of the period end date. The sales prices included on the two following tables were also translated into U.S. dollars, but please note that the "high" and "low" quote in U.S. dollars in a given period may not be in the same month of the "high" and "low" prices expressed in reais due to the influence of the foreign exchange rate.



                                            CLOSING SALE PRICES
          NOMINAL REAIS PER 1,000 PREFERRED SHARES     U.S. DOLLARS PER 1,000 PREFERRED SHARES
                 HIGH                  LOW                  HIGH                    LOW
---------------------------------------------------------------------------------------------------
1997                    364.66                98.46               341.54                     94.38
1998                    340.86               598.43               549.42                    303.26
1999                    532.74             1,407.60               836.36                    466.25
2000                    752.14             1,424.80               824.54                    392.97
2001                    877.33             1,269.30               624.04                    447.62
2002                  1,036.00             1,001.00               576.76                    262.76





                                            CLOSING SALE PRICES
          NOMINAL REAIS PER 1,000 PREFERRED SHARES     U.S. DOLLARS PER 1,000 PREFERRED SHARES
                          HIGH                  LOW                  HIGH                 LOW
---------------------------------------------------------------------------------------------------
2001
FIRST QUARTER              1,263.00             1,006.90             693.96                 573.08
SECOND QUARTER             1,170.70               961.99             648.95                 519.71
THIRD QUARTER              1,101.30               877.33             564.19                 447.62
FOURTH QUARTER             1,269.30               933.33             624.04                 480.40
2002
FIRST QUARTER              1,310.00             1,200.00             548.12                 556.07
SECOND QUARTER             1,360.00             1,050.00             576.76                 373.24
THIRD QUARTER              1,150.00             1,010.00             401.12                 277.78
FOURTH QUARTER             1,360.00             1,030.00             386.82                 262.76
---------------------------------------------------------------------------------------------------

The sales prices included on the following table were translated into U.S. dollars in accordance with the Commercial Market rate of exchange for each corresponding date quoted.



                                                 CLOSING SALE PRICES
---------------------------------------------------------------------------------------------------
          NOMINAL REAIS PER 1,000 PREFERRED SHARES          U.S. DOLLARS PER 1,000 PREFERRED SHARES
---------------------------------------------------------------------------------------------------

                          HIGH               LOW                        HIGH                 LOW
December 2002                1,360.00           1,130.00                   386,82           305,44
January 2003                 1,360.00           1,140.00                   397,01           313,19
February 2003                1,230.00           1,160.00                   344,06           320,44
March 2003                   1,240.00           1,130.00                   354,29           333,33
April 2003                   1,260.00           1,160.00                   436,02           347,73
May 2003                     1,370.00           1,270.00                   461,96           419,46
---------------------------------------------------------------------------------------------------


The Company's Preferred Shares were listed on the New York Stock Exchange. (the "NYSE") in April 2001. The following tables present, for the periods indicated, the high and low prices for the ADRs.


                                       CLOSING SALE PRICE
                                      U.S. DOLLARS PER ADR

                                               HIGH                   LOW
2001
SECOND QUARTER                                 17.25                 13.25
THIRD QUARTER                                  14.35                 10.75
FOURTH QUARTER                                 16.55                 11.33
2002
FIRST QUARTER                                  16.75                 14.75
SECOND QUARTER                                 17.00                 11.21
THIRD QUARTER                                  11.80                 8.51
FOURTH QUARTER                                 16.55                 11.33


                                       CLOSING SALE PRICE
                                      U.S. DOLLARS PER ADR
                                               HIGH                  LOW
December/2002                                  11.90                  9.25
January/2003                                   12.09                  9.55
February/2003                                  16.50                 14.75
March/2003                                     11.00                  9.90
April/2003                                     13.00                 10.61
May/2003                                       13.85                 12.80


As of April 31, 2003 there were approximately 25 U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately 1.7 % of the total Preferred Shares.

     B. PLAN OF DISTRIBUTION

Not required.

     C. MARKETS


TRADING ON THE BRAZILIAN STOCK EXCHANGES

Of Brazil's stock exchanges, the Sao Paulo Stock Exchange has been the most significant in recent years. During 2002, the Sao Paulo Stock Exchange accounted for almost the total of the trading value negotiated in Brazil.

The Sao Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the Sao Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange currently has two open outcry trading sessions each business day, from 10:00 a.m. to 1:00 p.m and from 2:00 p.m. to 4:45 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the automated system of the Sao Paulo Stock Exchange. There is also trading in the so-called After-Market, only through the automated system of the Sao Paulo Stock Exchange, from 5:45 p.m. to 19:00 p.m. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day.

There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The Comissao de Valores Mobilarios (the "CVM" or the "Brazilian Securities Commission") and the Sao Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Sao Paulo Stock Exchange may be effected off the exchange under certain circumstances, although such trading is very limited.

In December 2002, the aggregate market capitalization of the companies listed on the Sao Paulo Stock Exchange was approximately US$ 124.0 billion. Although any of the outstanding shares of a listed company may trade on the Sao Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the Sao Paulo Stock Exchange tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, named Companhia Brasileira de Liquidacao e Custodia - CBLC, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents, such as member brokerage firms and banks, and the Sao Paulo Stock Exchange.

Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.


REGULATION OF BRAZILIAN SECURITIES MARKETS

The Brazilian securities markets are regulated by the Brazilian Securities Commission ("CVM"), which has authority over stock exchanges and the securities markets generally, and by Banco Central do Brasil (the "Central Bank"), which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law no. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law") and the Brazilian Corporate Law (Law no. 6,404 dated December 15, 1976, as amended) (the "Brazilian Corporate Law").

Law 10,303 of October 31, 2001, amended Law n(0) 6,385/76 and Law n(0) 6,404/76.
The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (by April 2005, the representative of such shareholders is to be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. Under the Brazilian Corporate Law, a company is either listed, a "companhia aberta", such as the Company, or private, a "companhia fechada". All listed companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Sao Paulo Stock Exchange or in the Brazilian over-the-counter markets ("Brazilian OTC"). The shares of a listed company, including the Company, may also be traded privately subject to certain limitations.

There are certain cases in which the disclosure of information to the CVM, the Sao Paulo Stock Exchange, or even to the public is required. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the capital stock of a listed company, (ii) the sale of shares which represents the transfer of control of a listed company and (iii) the occurrence of a material event to the corporation.

Recently CVM issued Instruction N(0) 361, of March 5, 2002, which regulates the tender offers mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

To be listed on the Sao Paulo Stock Exchange, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange. Once this exchange has admitted a company to listing and the CVM has accepted its registration as a listed company, its securities may be traded in the Sao Paulo Stock Exchange, as long as the company complies with the minimum requirements of this exchange.

The Brazilian OTC consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a listed company to be traded in the Brazilian OTC. The CVM requires that it be given notice of all trades carried out in the Brazilian OTC by the respective intermediaries.

Trading in securities on the Sao Paulo Stock Exchange may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended on the initiative of the exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the exchange.

The Brazilian securities markets are governed principally by Brazilian Securities Law, by Brazilian Corporate Law and by regulations issued by the CVM and the Conselho Monetario Nacional (the "National Monetary Council"). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Although many changes and improvements have been introduced, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.


ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL

Not Applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Not Applicable.

     C. MATERIAL CONTRACTS

Not Applicable.

     D. EXCHANGE CONTROLS

There are two foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the tourism rate exchange market (the "Tourism Market"). Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends with respect to shares, are carried out in the Commercial Market. Purchases of foreign currencies in the Commercial Market may be carried out only through a financial institution in Brazil licensed to deal in foreign exchange. The Tourism Market rate generally applies to transactions to which the Commercial Market rate does not apply, like travels abroad. Since the introduction of the real, the two rates have not differed materially, although there could be substantial differences between the two rates in the future. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

Contributing to keeping the rates in the two markets close to each other, the National Monetary Council issued Resolution No. 2,588, of January 25, 1999, which sets forth that the exchange positions held by financial institutions in both markets should not be kept separately any longer. From its introduction in July 1994 through March 1995, the real appreciated against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the real, the Central Bank introduced new exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate and announced that it would intervene in the market and buy or sell U.S. dollars whenever rates approached the upper or lower limit of the band. The Central Bank initially set the exchange rate band with a floor of R$0.86 per U.S.$ 1.00 and a ceiling of R$0.90 per U.S.$ 1.00 and provided that, after March 10, 1995, the exchange rate band would be between R$0.88 and R$0.93 per U.S.$ 1.00. The Central Bank had periodically adjusted the exchange rate band to permit the gradual devaluation of the real against the U.S. dollar. On January 13, 1999, due to increased pressure to devalue the real, the Central Bank allowed a de facto 7.6 percent devaluation and established a new exchange rate band between R$1.20 and R$1.32 per U.S.$1.00.

Despite this attempt to implement a limited devaluation, further devaluation pressures caused the Central Bank on January 15, 1999, to announce that it would let the real trade freely on the foreign exchange markets. This decision was confirmed on January 18, 1999, when the Central Bank officially announced its new policy to allow the real's value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency. At the close of business on December 31, 1999 the real traded at a level of R$1.78 to U.S.$1.00. In 2000, there was no significant change in Central Bank's new policy and, on December 31, 2000, the exchange rate was R$ 1.96 to U.S.$ 1.00. It is not yet possible to predict whether the Central Bank will continue to let the real float freely or if the real will remain at its present level. However, even with new government and the total change in Brazillian Central Bank management, exchange rate policy is still being implemented under a free floating sistem.

Brazilian law provides that, whenever there is a significant imbalance in Brazil's balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, aiming at preserving Brazil's foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance, however, that the Brazilian Government may not take similar measures in the future.

     E. TAXATION

The summary is based upon the tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had negotiations regarding a treaty. No assurance can be given, however, as to whether or when a treaty might enter into force or how it might affect the U.S. holders of Preferred Shares or Preferred ADSs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADSs and any related documents will be performed in accordance with its terms.

BRAZILIAN TAX CONSIDERATIONS

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or Preferred ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

Taxation of Dividends. Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Shares underlying the Preferred ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares, are not subject to any withholding tax in Brazil. The current tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated prior to December 31, 1993 will be subject to Brazilian withholding tax of 25%. Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15%.

Taxation of Gains. Gains realized outside Brazil by a non-Brazilian holder on the disposition of Preferred ADSs to another non-Brazilian holder are not subject to Brazilian tax.

The withdrawal of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under the 2,689 Regulation. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for Preferred ADSs may be subject to Brazilian tax at the rate of 15%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. When the Preferred Shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil, outside of the Sao Paulo Stock Exchange. Non-Brazilian holders are subject to withholding tax at the rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on the Sao Paulo Stock Exchange unless such sale is made under the 2,689 Regulation. Gains realized arising from transactions on the Sao Paulo Stock Exchange by an investor under the 2,689 Regulation are not subject to tax (except as described below). The "gain realized" as a result of a transaction on the Sao Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on the Sao Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, both such values to be taken into account in reais. There are grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Preferred ADSs and for certain non-Brazilian holders of Preferred Shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future. As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident of a tax haven - i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange will be taxed at a rate of 10% (to be increased to 20% as of January 1, 2002, in accordance with the same
Law). Law 9,959 also provides that such rate of 10% on gains realized on the sale or exchange in Brazil of Preferred Shares, that occur on the Sao Paulo Stock Exchange, will be increased to 20% for transactions carried out on or after January 1, 2002. Any exercise of preemptive rights relating to the Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary on behalf of holders of Preferred

ADSs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is performed within the Sao Paulo Stock Exchange, and with the investments registered under 2,689 Resolution or Annex V from Central Bank, in which the gains are exempt from withholding income tax . Any gain on the sale or assignment of preemptive rights relating to Preferred Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of Preferred Shares. The maximum rate of such tax is currently 15%.

Notional Interest Charge Attributed to Shareholder's Equity. Distributions of interest on equity in respect of the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments have also been deductible in determining social welfare contributions and income tax by the Company as long as the payment of a distribution of interest is approved at the Company's General Meeting. The distribution of interest on shareholders' equity may be determined by the Board of Directors of the Company alone. No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders' equity instead of by means of dividends.

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or Preferred ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some States of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the State to individuals or entities resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Preferred Shares or Preferred ADSs.

Pursuant to Decree 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by the Ministry of Finance, the amount in Reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Preferred Shares or Preferred ADSs and those made under Annex IV Regulations) is subject to a transaction tax ("IOF"), although at present the rate of such tax is 0%. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Pursuant to Law 9,311 of October 24, 1996, the Contribuicao Provisoria sobre Movimentacao Financeira (the "CPMF tax") was levied at a rate of 0.2% on all fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax was payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. This payment of the CPMF tax was required as of June 17, 1999. The CPMF tax rate was 0.38% during the first 12 months, and would be 0.30% for the remaining period. But in December 2000, Constitutional Amendment 31 increased the rate to 0.38% as of March 2001. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder remitted the proceeds from the sale or assignment of Preferred Shares by means of a foreign exchange transactions, the CPMF tax was levied on the amount to be remitted abroad in Brazilian reais. However, since April, 2002 this tax has not been charged on stock transactions. If it is necessary to perform any exchange transaction in connection with Preferred ADSs or Preferred Shares, it will bear the CPMF tax.

Registered Capital. The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies and registered with the CVM under the Annex IV Regulations which was converted into Annex of 2,689 Resolution as of June 2000, or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance abroad of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADSs, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADSs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the Brazilian stock exchange on which the greatest number of such Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial market rates quoted by the Central Bank on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

As used below, a "U.S. holder" is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or entity treated as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia, or (iii) any other person or entity that is subject to U.S. federal income tax on a net income basis in respect of the Preferred Shares or Preferred ADSs (including a nonresident alien individual or foreign corporation whose income with respect to a Preferred Share or Preferred ADS is effectively connected with the conduct of a U.S. trade or business). The following discussion assumes that the Preferred Shares and Preferred ADSs are held as capital assets.

In general, for U.S. federal income tax purposes, a beneficial owner of an American Depository Receipt ("ADR") evidencing an ADS will be treated as the beneficial owner of the Preferred Share(s) represented by the applicable ADS.

Taxation of Dividends. In general, a distribution made with respect to a Preferred Share or Preferred ADS (which for this purpose will include distributions of interest on equity) will, to the extent made from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, constitute a dividend for U.S. federal income tax purposes. If a distribution exceeds the amount of the Company's current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's tax basis in the Preferred Share or Preferred ADS on which it is paid and thereafter as capital gain. As discussed below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a Preferred Share or Preferred ADS will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. A dividend paid in Brazilian currency will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder or, in the case of a dividend received in respect of Preferred ADSs, on the date the dividend is received by the Depositary, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency will be treated as U.S. source ordinary income or loss. In the case of a U.S. holder that is not a United States person, however, the currency gain or loss will be U.S. source income only if the currency is held by a qualified business unit of the U.S. holder in the United States.

Subject to generally applicable limitations under U.S. federal income tax law, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability, subject to generally applicable limitations. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." Alternatively, a U.S. holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

Recently enacted U.S. federal income tax legislation reduces the rate of U.S. federal income tax payable by noncorporate taxpayers on dividends paid by certain non-U.S. corporations to 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. The new legislation does not define "regularly tradable" or an "established securities market" for this purpose, although the legislative history indicates that a share of stock is treated as readily tradable on an established securities market if an ADR backed by the share is so tradable. Based on similar provisions in U.S. federal income tax law, the New York Stock Exchange, where Preferred ADSs trade, should qualify as an "established securities market". Even if the Preferred ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. The 60-day and 120-day periods are extended to 90 days and 180 days in the case of preferred stock. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates, although it is possible that individual taxpayers who receive such payments from their brokers may treat the payments as dividends to the extent the payments are reported to them as dividend income on their Forms 1099-DIV received for calendar year 2003, unless they know or have reason to know that the payments are in fact payments in lieu of dividends rather than actual dividends. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer's deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.

Taxation of Capital Gains. A deposit or withdrawal of Preferred Shares by a holder in exchange for a Preferred ADS will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. holder generally will recognize capital gain or loss upon a sale or other disposition of a Preferred Share or Preferred ADS held by the U.S. holder or the Depositary in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred Share or Preferred ADS (determined in U.S. dollars), and the U.S. dollar amount realized on the sale or other disposition. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Recently enacted U.S. federal income tax legislation reduces the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on adjusted net capital gain to 15% (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. The lower rates of 8% and 18% for assets held more than five years were eliminated. The new legislation applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers will be 20%. . Capital gain or loss, if any, realized by a U.S. holder on the sale or other disposition of a Preferred Share or Preferred ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a Preferred Share or Preferred ADS that is subject to Brazilian income tax (see "--Brazilian Tax Considerations--Taxation of Gains"), the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The same result could arise when a disposition is subject to Brazilian income tax but is not a taxable event for U.S. federal income tax purposes (for example, a deposit of a Preferred Share for a Preferred ADS that is subject to Brazilian tax).

Passive Foreign Investment Company Rules. Based upon the nature of its current and projected income, assets and activities, the Company does not expect the Preferred Shares or Preferred ADSs to be considered shares of a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year (or, in general, a preceding taxable year in which the taxpayer owned stock in the corporation) is passive income or if at least 50% of its assets for the current year (or, in general, a preceding year in which the taxpayer owned stock in the corporation) produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties, annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether the Preferred Shares or Preferred ADSs constitute shares of a PFIC is a factual determination made annually, and therefore the Company's failure to constitute a PFIC at one time is subject to change. Subject to certain exceptions, once a U.S. holder's Preferred Shares or Preferred ADSs are treated as shares of a PFIC, they remain shares in a PFIC.

If the Company is treated as a PFIC, contrary to the discussion in "U.S. Federal Income Tax Considerations--Taxation of Dividends" and "--U.S. Federal Income Tax Considerations--Taxation of Capital Gains" above, a U.S. holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of Preferred Shares or Preferred ADSs and (ii) any "excess distribution" by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred Shares or Preferred ADSs exceed 125% of the average annual taxable distributions the U.S. holder received on the Preferred Shares or Preferred ADSs during the proceeding three taxable years or, if shorter, the U.S. holder's holding period for the Preferred Shares or Preferred ADSs). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Preferred Shares or Preferred ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns Preferred Shares or Preferred ADSs during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a "qualified electing fund" in the first taxable year in which the U.S. holder owns a Preferred Share or Preferred ADS and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any ordinary income inclusion, as well as any actual dividend that otherwise would qualify for the 15% maximum tax rate prescribed by recently enacted U.S. federal income tax legislation, will not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year. Any net capital gain inclusion should qualify for the new 15% rate on adjusted net capital gain.The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make that election if the Company became a PFIC.

Assuming the election is available, the QEF election is made on a shareholder-by-shareholder basis and generally can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADS and the Company is a PFIC, the QEF election ceases to apply in any later taxable year in which the Company does not satisfy the tests to be a PFIC. If that election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a WEG election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the holder's PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, our stock will be marketable stock within the meaning of the Treasury regulations if its is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Information Reporting and Backup Withholding. A U.S. holder of a Preferred Share or Preferred ADS will generally be subject to information reporting to the U.S. Internal Revenue Service ("IRS") and to "backup withholding" with respect to dividends paid on or the proceeds of a sale or other disposition of a Preferred Share or Preferred ADS or paid within the United States, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the holder's U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS. While holders that are not U.S. holders generally are exempt from backup withholding and information reporting on payments made within the United States, a holder that is not a U.S. holder may be required to comply with applicable certification procedures to establish that it is not a U.S. person in order to avoid the application of U.S. information reporting requirements and backup withholding.

    F.   DIVIDENDS AND PAYING AGENTS

Not Applicable.

    G.  STATEMENTS OF EXPERTS

Not Applicable.

    H. DOCUMENTS ON DISPLAY

Sadia's SEC filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission. Information can be obtained either on the SEC website (www.sec.gov) or by phone 1-800-SEC-0330. Company documents and statutory information are also available at Sadia's website (www.sadia.com.br) (which is not deemed incorporated by reference in this annual report). Information regarding legal issues can be obtained from the Company's U.S. legal counsel, Greenberg, Traurig, LLP, at 1-212-801-9380.

    I.  SUBSIDIARY INFORMATION

Not Applicable.

    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    QUANTITATIVE INFORMATION ABOUT MARKET RISK

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

Sadia's sales outside Brazil are largely U.S. dollar-denominated. Sales to both domestic and overseas markets are affected on a regular basis to continuous customers and the Company's strategy is to increase exports to new markets in different regions. There are no significant firm commitments for future sales in dollars.

Foreign Currency Risk

The Company's foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency denominated liabilities as of December 31, 2002 consisted of debt denominated in U.S. dollars. As of December 31, 2002, approximately 51% of the Company's cash, cash equivalents and investments in debt securities were denominated in U.S. dollars. Sadia's sales outside Brazil are largely U.S. dollar-denominated, and sales within Brazil and most operating costs are reais denominated. At December 31, 2002 foreign currency and interest rate swap contracts totally hedge the exposure arising from U.S. dollar-denominated debt. The Company evaluates on a regular basis the macroeconomic situation and impact on Sadia's financial position. The table below provides information on Company's foreign currency as of December 31, 2002.



                                                         As of December 31, 2002
                                                         Expected Maturity Date

                                                                         After                Fair     Average Annual
                                      2003    2004    2005  2006   2007    2007     Total     Value     Interest Rate
                                      ----    ----    ----  ----   ----    ----     -----     -----    ---------------
                                                     (R$ in millions)
Assets:
Cash and cash equivalents:
denominated in U.S. dollars          122.1      -        -      -     -        -      122.1     122.1       2,45%
Investments:
denominated in U.S. dollars           72.4   32.7     39.2   23.2  23.2    573.7      764.4     760.0      12.53%

Total cash, cash equivalents and     194.5   32.7     39.2   23.2  23.2    573.7      886.5     882.1         -
Investments

Liabilities:
Short term debt:
denominated in U.S. dollars        1,241.2      -        -      -     -        -    1,241.2   1,241.2       4.77%

Long term debt:
denominated in U.S. dollars          209.3  215.9    314.5  221.2  83.7     81.4    1,126.0   1,126.0       7.81%

Total short and long term debt     1,450.5  215.9    314.5  221.2  83.7     81.4    2,367.2   2,367.2
Foreign currency and interest
Rate swap contracts notional

Amount                               284.2    7.4    173.2  304.9     -     42.6      812.3     163.5      68% CDI
                                                                                                        10.8% p.a in
                                                                                                        U.S. Dollars

Average Paying Rate
in reais              68%CDI
Average Receiving
Rate in U.S. Dollars  10.8%p.a.

The Company incurred most of this debt principally to take advantage of the opportunities that arise due to interest rate differentials between real-denominated financial instruments (cash and cash equivalents) and its foreign currency export credits. The Company believes that given its level of assets and resources, it should have sufficient cash and sources of working capital to meet its debt service.

Foreign currency denominated contracts constituting "export prepayments" generally cannot be prepaid, since they are intended to be amortized using the proceeds from designated export shipments. The amortization can be accelerated, provided that the corresponding export shipment is itself accelerated. Other foreign currency denominated financings, undertaken through Sadia International, provides elective prepayment without premium or penalty. Such prepayments, however, are subject to paying the lenders an indemnity for "breakage" costs, which often may make prepayment prohibitively expensive.

The percentage of the Company's debt subject to fixed and floating interest rates is as follows:

                                                        AS OF DECEMBER 31, 2002
Floating rate debt
 . Denominated in US dollars                                       4%
 . Denominated in reais                                           16%
Fixed rate debt
 . Denominated in US dollars                                      68%
 . Denominated in reais                                           12%
Total.............................................               100%


Sadia's foreign currency and interest swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by U.S. dollar denominated liabilities in the event of a devaluation. The Company does not use these swap contracts for trading or speculative purposes. The exports sales in U.S. dollars also mitigate the potential losses in the event of a devaluation.

Interest Rate Risk

Sadia's floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated debt and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank and other exchange variation. On December 31, 2002, the TJLP was equivalent to 10.00% per year.

The interest rate on Company's cash and cash equivalents denominated in reais is based primarily on Interbank Deposit Certificates, or CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

The table below provides information about Sadia's significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2002.


                                    AS OF DECEMBER 31, 2002
                                     EXPECTED MATURITY DATE
                                                                                     AVERAGE
                                                           AFTER           FAIR       ANNUAL
                            2003  2004   2005  2006  2007   2007   TOTAL   VALUE   INTEREST RATE
                            ----  ----   ----  ----  ----   ----   -----   -----   -------------
Assets:

Cash and cash equivalents:
 Denominated in reais       201.6   -     -      -     -     -      201.6    201.6  100 % of CDI
 Denominated in reais       131.9   -     -      -     -     -      131.9    131.9        -
 Denominated in U.S.          5.6   -     -      -     -     -        5.6      5.6        -
  dollars
 Denominated in U.S.        116.5   -     -      -     -     -      116.5    116.5      2.45%
  dollars
                            455.6   -     -      -     -     -      455.6    455.6
Investments in debt
  securities:
 Denominated in reais       721.8  54.3   -      -     -     14.5   790.6    790.6     24.59%
 Denominated in U.S.         72.4  32.7   39.2  23.2  23.2  573.7   764.4    760.0     12.53%
  dollars


Total cash, cash           1,249.8 87.0   39.2  23.2  23.2  588.2 2,010.6  2,006.2
equivalents and
Investments in debt
securities

Liabilities:
Short term debt:
  Fixed rate
  Denominated in reais      263.0   -     -      -     -     -      263.0    263.0    8.75 %
  Denominated in U.S.      1,241.2  -     -      -     -     -    1,241.2  1,241.2     4.77%
   dollars
Total short-term debt      1,504.2  -     -      -     -     -    1,504.2  1,504.2

Long term debt:
  Fixed rate
  Denominated in reais        6.5   -      3.0   -     -     99.0   108.5    108.5  IGPM+9.89%
  Denominated in U.S.       176.8 179.5  278.0 208.0  70.6   70.6   983.5    983.5     4.31%
   dollars
Floating rate
  Denominated in reais      332.1  76.8   75.5  17.0  10.7    6.4   518.5    518.5  TJLP+1.97%
  Denominated in U.S.        32.5  36.4   36.5  13.2  13.1   10.8   142.5    142.5     3.50%
   dollars
                           --------------------------------------------------------

Total long term debt        547.9 292.7  393.0 238.2  94.4  186.8 1,753.0  1,753.0
Total debt                2,052.1 292.7  393.0 238.2  94.4  186.8 3,257.2  3,257.2
Foreign currency and
interest rate swap
contracts notional amount   284.2   7.4  173.2 304.9     -   42.6   812.3    163.5
- reais to US Dollars
Average Paying Rate in reais                   68% CDI
Average Receiving Rate in Dollars          10.8% p.a.



At December 31, 2002, the Company had foreign currency and interest rate swap contracts to hedge its U.S. dollar denominated debt. Since a large portion of its debt is denominated in U.S. dollars, the Company protects itself from the effects of unfavorable exchange movements by entering into foreign currency and interest rate swap contracts. The Company does not use derivatives for trading or speculative purposes. See note 16 of the consolidated financial Statements for discussion of the accounting policies for derivatives and other financial instruments.

                                     PART II

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.

ITEM 15. CONTROL AND PROCEDURES

     Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

     Furthermore, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. The certifications required by this Item have been filed as Exhibits 12.01 and 12.02.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS
Reference is made to Item 19 for a list of all financial Statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS  AND EXHIBITS

Report of Independent Auditors.............................................F - 1

Consolidated Balance Sheets as of December 31, 2002 and 2001...............F - 2

Consolidated Statements of Operations for Years Ended
December 31, 2002, 2001 and 2000 ..........................................F - 4

Consolidated Statements of Changes in Shareholders' Equity
for the Years Ended December 31, 2002, 2001 and 2000.......................F - 6

Consolidated Statements of Cash Flows for the the Years Ended
December 31, 2002, 2001 and 2000...........................................F - 8

Notes to Consolidated Financial Statements.................................F - 9

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

LIST OF EXHIBITS

12.01 Certification by the Company's Chief Executive Officer required by Item 15
12.02 Certification by the Company's Chief Financial Officer required by Item 15
13.01 Certification pursuant to 18 U.S.C. Section 1350.
13.02 Certification pursuant to 18 U.S.C. Section 1350.

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                          SADIA S.A.

Date: June 20th, 2003

By:                                       By:
Name:Walter Fontana Filho                 Name: Luiz Gonzaga Murat Jr.
Title: Chief Executive Officer            Title: Chief Financial Officer

                                  CONSOLIDATED FINANCIAL STATEMENTS

                                  SADIA S.A.


                                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                   SADIA S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS







                                      INDEX


Report of Independent Auditors...............................................F-1

Consolidated Balance Sheets as of December 31, 2002 and 2001.................F-2

Consolidated Statements of Operations for Years Ended December 31,
2002, 2001 and 2000..........................................................F-4

Consolidated Statements of Changes in Shareholders' Equity for the
Years Ended December 31, 2002, 2001 and 2000.................................F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2002, 2001 and 2000.............................................F-8

Notes to Consolidated Financial Statements...................................F-9

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders of
Sadia S.A.

We have audited the accompanying consolidated balance sheets of Sadia S.A. as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sadia S.A. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, during 2001 the Company changed its method of accounting for derivative financial instruments.

                                  Ernst & Young
                          Auditores Independentes S.C.




                              Sergio Ricardo Romani
                                     Partner

Sao Paulo, Brazil
January 31, 2003

                                   SADIA S.A.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001
               (In thousands of Reais - R$, except share amounts)


                                                                               2002               2001
                                                                            ----------------------------
Assets
Current assets:
Cash and cash equivalents                                                     455,596            269,550
Held-to-maturity securities                                                   721,765                  -
Available-for-sale debt securities                                             72,422             76,804
  Foreign currency and interest rate swap contracts                            51,164                  -
Accounts and notes receivable, net                                            468,954            377,824
Inventories                                                                   860,594            685,115
Recoverable taxes                                                             130,394             72,344
Deferred income taxes                                                          31,740             54,659
Other assets                                                                   24,838             31,752
                                                                            ----------------------------
Total current assets                                                        2,817,467          1,568,048

Property, plant and equipment, net                                            860,070            857,653

Other assets:
Equity investees                                                                5,422              2,061
Held-to-maturity securities                                                     2,234                  -
Available for sale debt securities                                            758,623            609,767
  Foreign currency and interest rate swap contracts                           112,384                  -
Judicial deposits                                                              69,044             56,713
Recoverable taxes                                                             113,701             28,272
Deferred income taxes                                                         128,286             92,086
Assets available for sale                                                      29,419             30,080
Intangible asset                                                               28,187             31,767
Prepaid pension plan                                                           18,959             12,739
Other                                                                          31,831             36,119
                                                                            ----------------------------
Total other assets                                                          1,298,090            899,604


                                                                            ----------------------------
Total assets                                                                4,975,627          3,325,305
                                                                            ============================


                                                                               2002               2001
                                                                            ----------------------------
Liabilities and Shareholders' equity
Current liabilities:
Short -term debt                                                            1,504,214            698,940
Current portion of long-term debt                                             547,854            211,446
Foreign currency and interest rate swap contracts                                   -             14,137
Suppliers                                                                     247,176            175,727
Salaries and social charges payable                                            14,589             12,742
Taxes payable                                                                  45,692             37,920
Dividends payable                                                              55,666             52,793
Accrued vacation payable                                                       42,273             36,117
Accrued employee bonus                                                         23,164             26,085
Accrued freight                                                                28,480              4,530
Other                                                                          82,275             64,739
                                                                            ----------------------------
Total current liabilities                                                   2,591,383          1,335,176

Long-term liabilities
Long-term debt                                                              1,205,160            889,767
Provision for legal proceedings and labor claims                               57,273             56,789
Income taxes                                                                        -             38,480
Accrued benefit liability                                                      38,260             34,164
Other                                                                          25,429              3,215
                                                                            ----------------------------
Total long-term liabilities                                                 1,326,122          1,022,415

Commitments and contingencies

Minority interest                                                                 363                533

Shareholders' equity:
Preferred shares, no par value, 426,000,000 shares                            439,939            439,939
Authorized and issued in 2002 and 2001
Common shares, no par value, 257,000,000 shares                               260,061            260,061
Authorized and issued in 2002 and 2001
Preferred shares in treasury, at cost                                           (198)              (198)
Appropriated retained earnings                                                468,413            308,954
Unappropriated retained earnings (deficit)                                      6,145           (41,992)
Accumulated other comprehensive (loss) income                               (116,601)                417
                                                                            ----------------------------
Total shareholders' equity                                                  1,057,759            967,181
                                                                            ----------------------------
Total liabilities and shareholders' equity                                  4,975,627          3,325,305
                                                                            ============================



See notes to Consolidated Financial Statements.

                                    SADIA S.A

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       Years ended December 31, 2002, 2001
                  and 2000 (In thousands of Reais - R$, except
                    numbers of shares and per share amounts)

                                                                 2002            2001            2000
                                                              -----------------------------------------
Gross operating revenue                                       4,654,752       3,977,137       3,257,944

Value-added tax on sales                                       (417,280)       (293,280)       (316,919)
Sales deductions                                                (50,337)        (81,387)        (59,749)
                                                              -----------------------------------------
Net operating revenue                                         4,187,135       3,602,470       2,881,276
Cost of goods sold                                           (2,903,152)     (2,322,691)     (2,167,016)
                                                              -----------------------------------------
Gross profit                                                  1,283,983       1,279,779         714,260

Operating expenses:
Selling                                                        (876,755)       (720,761)       (563,025)
General and administrative                                      (49,133)        (54,029)        (51,603)
Other operating expenses, net                                   (12,773)        (17,136)         (9,174)
                                                              -----------------------------------------
Total operating expenses                                       (938,661)       (791,926)       (623,802)
                                                              -----------------------------------------

Operating income                                                345,322         487,853          90,458

Interest expense                                               (317,755)       (201,210)       (187,268)
Interest income and other, net                                  266,462         144,635         190,519
Foreign currency exchange gain (loss), net                        2,701        (171,377)        (72,775)
                                                              -----------------------------------------
Income before income taxes, equity income (loss) of             296,730         259,901          20,934
  investees, minority interest and cumulative effect of
  accounting change

Income tax expense
Current benefit (expense)                                        34,631         (38,895)           (867)
Deferred tax benefit (expense)                                  (30,779)          5,060         (20,954)
Benefits of operating loss carryforwards                        (16,007)        (17,221)              -
                                                              -----------------------------------------
                                                                (12,155)        (51,056)        (21,821)
                                                              -----------------------------------------
Income (loss) before equity income (loss) of investees,         284,575         208,845           (887)
  minority interest and cumulative effect of accounting
  change

Equity (loss) income  of investees                                 (650)             43          (5,093)
Minority interest                                                   337             439             496
                                                              -----------------------------------------

Income (loss) before cumulative effect of accounting change     284,262         209,327          (5,484)
Cumulative effect of accounting change, net of tax                    -          (5,843)              -
                                                              -----------------------------------------
Net income (loss)                                               284,262         203,484          (5,484)

Net income (loss) applicable to preferred shares                183,533         131,378          (3,420)
Net income (loss) applicable to common shares                   100,729          72,106          (2,064)
                                                              -----------------------------------------
Net income (loss)                                               284,262         203,484          (5,484)
                                                              =========================================


                                    SADIA S.A

                       Years ended December 31, 2002, 2001
                  and 2000 (In thousands of Reais - R$, except
                    numbers of shares and per share amounts)


                                               2002                               2001                            2000
                                             -----------------------------------------------------------------------------
Per share data:                                 Net             Before         Cumulative          Net             Net
                                               Income         cumulative       effect of         Income           Loss
                                                              effect of        accounting
                                                              accounting         change
                                                                change
                                             -----------------------------------------------------------------------------
Basic and diluted earnings (loss) per
    thousands shares
in R$:
Preferred                                      431.14           317.48           (8.86)          308.62          (8.03)
Common                                         391.94           288.62           (8.06)          280.56          (8.03)

Weighted average number of shares
outstanding:
Preferred                                    425,695,712      425,695,712      425,695,712     425,695,712     425,695,712
Common                                       257,000,000      257,000,000      257,000,000     257,000,000     257,000,000





See notes to Consolidated Financial Statements.

                                   SADIA S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2002, 2001 and 2000
                     (In thousands of Reais -R$ and shares)



2002  2001  2000
                                         -------------------------------------------------------------------------
                                         Shares       Amounts       Shares       Amounts       Shares      Amounts
                                         -------------------------------------------------------------------------
Preferred shares
At the beginning of the year             426,000      439,939       426,000      439,939      426,000      336,669
Capital increase without issue of              -            -             -            -            -      103,270
shares
                                         -------------------------------------------------------------------------
At the end of the year                   426,000      439,939       426,000      439,939      426,000      439,939
Common shares
                                         -------------------------------------------------------------------------
At the beginning of the year             257,000      260,061       257,000      260,061      257,000      203,108
Capital increase without issue of                           -             -            -            -       56,953
shares                                         -
                                         -------------------------------------------------------------------------
At the end of the year                   257,000      260,061       257,000      260,061      257,000      260,061
                                         -------------------------------------------------------------------------
Treasury shares
At the beginning of the year                (304)        (198)         (304)        (198)        (304)        (198)
                                         -------------------------------------------------------------------------
At the end of the year                      (304)        (198)         (304)        (198)        (304)        (198)
                                         -------------------------------------------------------------------------
Retained earnings
Appropriated retained earnings
At the beginning of the year                   -      308,954             -      186,552            -       48,353
Transfer from unappropriated                   -      159,459             -      122,402            -      138,199
     retained earnings (deficit)
                                         -------------------------------------------------------------------------
At the end of the year                         -      468,413             -      308,954            -      186,552
                                         -------------------------------------------------------------------------
Unappropriated retained earnings
(deficit)
At the beginning of the year                   -     (41,992)             -      (42,868)           -      284,651
Used to increase capital                       -            -             -            -            -     (160,223)
Net income (loss)                              -      284,262             -      203,484            -       (5,484)
Transfer to appropriated                       -     (159,459)            -     (122,402)           -     (138,199)
retained earnings
Dividends / interest on capital
Preferred                                      -      (49,500)            -      (51,786)           -      (15,251)
Common                                         -      (27,166)            -      (28,420)           -       (8,362)
                                         -------------------------------------------------------------------------
At the end of the year                         -        6,145             -      (41,992)           -      (42,868)
                                         -------------------------------------------------------------------------
Accumulated other comprehensive
income
At the beginning of the year                   -          417             -       10,292            -            -
Adjustment to unrealized gain (loss)           -     (177,085)            -       (9,875)           -       10,292
       on available-for-sale
       securities
Income tax benefit                             -       60,067             -            -            -            -
                                         -------------------------------------------------------------------------
At the end of the year                         -     (116,601)            -          417            -       10,292
                                         -------------------------------------------------------------------------
Total shareholders' equity                     -    1,057,759             -      967,181            -      853,778
                                         =========================================================================



                                    SADIA S.A

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS EQUITY (Continued)
                       Years ended December 31, 2002, 2001
                                    and 2000
                           (In thousands of Reais -R$)

                                                                  2002            2001             2000
                                                                -----------------------------------------
Comprehensive income:
Net income (loss)                                                284,262        203,484            (5,484)
Unrealized gain (loss) on available-for-sale securities         (177,085)        (6,845)           10,292
Income tax benefit                                                60,067              -                 -
Reclassification adjustment for gain included in net income            -        (3,030)                 -
                                                                -----------------------------------------
Comprehensive income                                             167,244        193,609             4,808
                                                                =========================================



See notes to Consolidated Financial Statements.

                                   SADIA S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2002, 2001 and 2000
                           (In thousands of Reais -R$)



                                                                 2002            2001           2000
                                                             -----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                              284,262          203,484         (5,484)
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
Cumulative effect of accounting change, net of tax                -               5,843              -
Minority interest                                                 (337)            (439)          (496)
Gain on sale of securities                                        -              (3,030)       (20,627)
Foreign currency exchange (gain) loss, net                      (2,701)         171,377         72,775
Equity income or loss of investees                                 650              (43)         5,093
Loss on divestiture of Lapa investment                            -                   -          7,962
Depreciation                                                    92,136           88,902         73,515
Deferred income taxes                                           46,786           12,161         20,954
Pension plan                                                    (6,220)            (691)         8,348
Provision for (reversal of) contingencies                          484          (48,964)        11,885
 Loss (gain) from sale of property, plant and equipment         10,700             (717)         1,774
Changes in operating assets and liabilities:
Accounts and notes receivable                                  (91,130)          15,597         16,400
Inventories                                                   (175,479)        (155,218)         5,488
Recoverable taxes and other assets                            (128,697)         (20,718)       (14,290)
Judicial deposits                                              (12,331)          (8,582)        20,134
Suppliers                                                       71,449           17,534        (17,485)
Social charges, taxes payable and other liabilities            204,362          143,694        (31,726)
                                                             -----------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                      293,934          420,190        154,220
                                                             -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment              7,530           67,026         36,090
Purchase of property, plant and equipment                     (112,122)        (103,522)      (155,679)
Investment in equity investees                                  (2,933)          (1,472)             -
Held-to-maturity investments:
Purchases                                                     (805,968)               -        (40,635)
Maturities                                                     132,992                -        103,851
Available-for-sale debt securities:
Purchases                                                      (61,529)         (93,895)      (649,046)
Maturities and sales                                            71,391          277,758        655,258
Other assets                                                         -                -        (15,836)
                                                             -----------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           (770,639)         145,895        (65,997)
                                                             -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term debt
Issuances                                                    1,466,623          734,532      1,646,090
Repayments                                                    (967,434)      (1,471,648)    (1,812,906)
Long-term debt
Issuances                                                      561,208          496,445        128,932
Repayments                                                    (323,852)        (175,553)       (99,351)
Dividends paid                                                 (73,794)         (52,572)       (25,384)
Indebtedness to related parties                                      -          (19,792)       (15,294)
                                                             -----------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            662,751         (488,588)      (177,913)
                                                             -----------------------------------------

Net change in cash and cash equivalents                        186,046           77,497        (89,690)
Cash and cash equivalents at beginning of year                 269,550          192,053        281,743
                                                             -----------------------------------------
Cash and cash equivalents at end of year                       455,596          269,550        192,053
                                                             =========================================



See notes to Consolidated Financial Statements.

                                   SADIA S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


1.    OPERATIONS

      Sadia S.A. (together with its consolidated subsidiaries, "Sadia" or "the Company") is incorporated under the laws of the Federative Republic of Brazil. Sadia S.A.'s shares are traded on the Sao Paulo Stock Exchange.

      During 2000, Sadia S.A.'s wholly owned subsidiary Rezende Alimentos Ltda. was converted from a limited liability company into a corporation and the subsidiary's name was changed to Sadia Alimentos S.A. On December 29, 2000, Sadia S.A., then the parent, was merged into Sadia Alimentos S.A., whose name was then changed to Sadia S.A. On July 23, 2002, Granja Rezende S.A. was merged into Sadia S.A.. As both mergers were into wholly owned subsidiaries, there was no effect on the consolidated financial statements.

      The Company's principal business is the production and distribution of poultry and pork products. The Company's operations include feed facilities, hatcheries, poultry farms for grandparent and parent stock, pork breeding centers, poultry and pork processing units, sales offices and distribution centers. Presently Sadia's operations are organized into three main business segments: "Processed Products" (sausage, ham, chicken nuggets, margarine, frozen meals, pizza and pasta among other similar products), "Poultry" (chickens and turkeys) and "Pork".

      Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations. The devaluation of the Brazilian real in relation to the U.S. dollar has had significant effects on the Company's financial statements. The exchange rate of the Brazilian real ("R$") to the U.S. dollar was R$1.9554:US$1.00 at December 31, 2000, R$2.3204:US$1.00 at December 31,2001 and R$3.5333:US$1.00 at December 31,
      2002.


2.    PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

      a) Basis of presentation

         The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differs in certain respects from accounting principles generally accepted in Brazil ("Brazilian GAAP"), which the Company uses to prepare its statutory financial statements as filed with the Brazilian Securities Commission - CVM ("Comissao de Valores Mobiliarios").

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


2. PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      b) Consolidation procedures

         The consolidated financial statements include the accounts of Sadia S.A. and its controlled subsidiaries (ownership interest greater than 50%). Investments in entities in which the Company does not control but has significant influence over, are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated.

         The following subsidiaries were included in the consolidated financial statements:

                                                                   Ownership %
                                                                   -----------
Sadia International Ltd.                                              100.0
Sadia Uruguay S.A.                                                    100.0
Sadia Argentina S.A.                                                  100.0
Sadia Europe Ltd.                                                     100.0
Sadia Italia S.R.L.                                                    99.9
Sadia Chile S.A.                                                       60.0
Sadia G.M.B.H (Austria)                                               100.0
Laxness F.C.P.A. S.A.                                                 100.0
Concordia Corretora de Valores, Cambio e Commodities                  100.0
Rezende Oleo Ltda.                                                    100.0
Rezende Marketing e Comunicacoes Ltda.                                100.0

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


2. PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      c) Acquisition of Granja Rezende

         On December 28, 1999, Sadia acquired the capital stock of Granja Rezende S.A. (primarily a producer and distributor of poultry and pork products) for R$137,303, consisting of cash in the amount of R$55,303 and the issuance of a R$82,000 note payable. The operations of Granja Rezende S.A. are included in the consolidated statement of operations from the date of acquisition. The transaction was accounted for as a purchase and the excess of the fair value of the net assets acquired over the cost of the acquisition was allocated to reduce the value assigned to non current assets.

         Immediately following the acquisition of Granja Rezende, the Company decided to sell Granja Rezende's soybean crushing and oil manufacturing plant, which was not then in operation, and administrative complex. At December 31, 1999, these assets were carried at fair value less estimated cost to sell as determined in the Granja Rezende purchase price allocation and were classified as assets available for sale. On March 22, 2000, the Company sold the soybean crushing and oil manufacturing plant for net proceeds of R$30,800 which were equal to the carrying value of the assets. The Company has still been developing initiatives for the sale of Granja Rezende's administrative complex, which is included in assets available for sale-non current assets at its fair value, less estimated cost to sell, of R$18,149 at December 31, 2002. In addition, at the time of acquisition the Company determined it would terminate certain employees of Granja Rezende and provided for their dismissal cost (R$3,300) in the allocation of the purchase price. Subsequent to the acquisition date, these employees were terminated and paid in the amount provided. As mentioned in note 1, Granja Rezende S.A. was merged into Sadia S.A. during 2002.

      d) Divestiture of investment in Lapa Alimentos S.A.

         During 2000, the Company exchanged its 50% equity interest in Lapa Alimentos S.A. ("Lapa") for certain accounts and notes receivable and property and equipment of Lapa with an estimated fair value of R$14,399, resulting in a loss on disposal of the investment of R$7,962. During 2001 and 2002, a portion of these assets were sold at a loss of R$1,111 in 2002 (a gain of R$504 in 2001) which is included in other operating expense, net in the consolidated statement of operations. The Company anticipates that the remaining property and equipment received at its fair value, less estimated cost to sell, of R$2,891, included in assets available for sale-current assets at December 31, 2002, will be sold during 2003. The Company's equity in the net loss of Lapa, was R$5,096 for the year ended December 31, 2000.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


3.    SIGNIFICANT ACCOUNTING POLICIES

      a) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      b) Cash and cash equivalents

         Cash equivalents are highly liquid investments with maturity of three months or less when purchased.

      c) Investments

         Management determines the appropriate classification of the debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in interest income and other, net. The specific identification method is used to determine the cost of securities sold, with realized gains and losses included in interest income and other, net.

         Investments are classified as held-to-maturity when the Company has the intention and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized cost with realized gains and losses reported in interest income and other, net.

         In determining if and when a decline in market value below amortized cost is other-than-temporary, management evaluates the market conditions, offering prices and other key measures for the investments in debt securities. When such a decline in value is deemed to be other-than-temporary, an impairment loss is recognized in the operating results to the extent of the decline.

      d) Inventories

         Inventories are stated at lower of cost or market using the average cost method.

      e) Property, plant and equipment

         Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method over estimated useful lives of 25 years for buildings, 5 to 10 years for machinery and equipment, 10 years for installations and 4 years for vehicles.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


3.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      f) Accounting for the Impairment of Long-Lived Assets

         The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances, which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

      g) Interest attributed to shareholders' equity

         Brazilian corporations are permitted to attribute interest on shareholders' equity similar to dividends declared, which is deductible for income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2002 and accrued the amount due with a direct charge to shareholders' equity. The distribution to the shareholders is subject to withholding income tax at the rate of 15%.

      h) Revenues and expenses

         Revenues on sales and associated costs are recognized when products are delivered to customers. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment.

         Shipping and handling costs are classified as cost of goods sold.

         Research and development costs are charged to expense as incurred and totaled R$7,296, R$8,709 and R$7,598, for the years ended December 31, 2002, 2001 and 2000, respectively.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


3.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      i)    Recently Issued Accounting Standards

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company expects to adopt this standard at the beginning of its fiscal 2003. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial position or results of operations.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes the adoption of SFAS No. 146 will not have a material impact on its financial position or results of operations.

         In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation requires expanded disclosure to be made in the guarantor's financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 31, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company is still evaluating the effect, if any, that adoption of the Interpretation will have on its financial condition and results of operations.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


3.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      i) Recently Issued Accounting Standards (Continued)

         In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The Interpretation clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing, unconsolidated variable interest entities ("VIE") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. All companies with variable interest in VIE's created after January 31, 2003 shall apply the provisions of this Interpretation to those entities immediately. A public company with a VIE created before February 1, 2003, shall apply the provisions of this Interpretation to that entity no later than the beginning of the first interim or annual reporting period after June 15, 2003. For VIE's for which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 may be applied by either restating previously issued financial statements or prospectively from the date of adoption. The Company will begin applying the provisions of this new announcement effective January 1, 2004. The Company will adopt the Interpretation on a prospective basis.

      j) Advertising expense

         The cost of advertising is expensed as incurred. The Company incurred advertising costs of R$82,154, R$90,519 and R$61,797, during the years ended December 31, 2002, 2001 and 2000, respectively.

      k) Foreign currency transactions

         Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


3.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      l) Income taxes

         Income taxes have been provided using the liability method in accordance with FASB statement No. 109, Accounting for Income Taxes.

      m) Earnings per share

         Basic earnings (loss) per share is calculated in accordance with FASB Statement No. 128, Earnings per Share, for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that of the common shares. The computation has been made as if the net income for each year will be fully distributed. Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive the 10% premium on undistributed earnings. The unit of one thousand shares is used because this is the basis for quotation and trading on the Sao Paulo Stock Exchange.

      n) Accounting for Derivative Instruments and Hedging Activities

         As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133) which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133).

         Statement 133 requires the Company to recognize foreign currency and interest rate swap contracts on the balance sheet at fair value and adjustments to fair value are included in foreign currency exchange gain (loss), net. Prior to adoption of Statement 133, the Company recognized such contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. The adoption of Statement 133 in January 2001 resulted in a cumulative effect of accounting change of R$5,843, net of applicable income tax benefit of R$3,010, which was recognized as expense in the consolidated statement of operations for the year ended December 31, 2001.

      o) Reclassifications

         Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


4.    AVAILABLE FOR SALE DEBT AND HELD-TO-MATURITY SECURITIES

      During 1999, the Company classified its investments in debt securities as held-to-maturity based upon the Company's then positive intent and ability to hold those securities to maturity. However, due to changes in market interest rates during 2000, the Company's management reevaluated its intent to hold the securities to maturity and reclassified its investments in debt securities to available-for-sale. At the reclassification date, the aggregate carrying amount of the securities was R$645,983 and the aggregate fair value was R$672,100. The resulting unrealized gain of R$26,117 was included in other comprehensive income.

      During 2001 the Company received gross proceeds of R$264,186 (R$298,987 in 2000) from the sale of available-for-sale securities and realized gross gains of R$3,030 (R$20,627 in 2000) on those sales. There were no sales of available-for-sale securities during 2002.

      The following is a summary of available for sale debt and held-to-maturity securities at December 31, 2002 and 2001:



                                                              AVAILABLE-FOR-SALE DEBT SECURITIES
                                                   ---------------------------------------------------------
                                                    AMORTIZED        GROSS            GROSS        ESTIMATED
                                                      COST         UNREALIZED      UNREALIZED        FAIR
                                                                     GAINS           LOSSES          VALUE
                                                   ---------------------------------------------------------
      December 31, 2002
      National treasury notes                        134,204               -        (3,724)        130,480
      Brazil Brady Bonds                             857,481               -      (172,944)        684,537
      Global notes                                    16,028               -              -         16,028
                                                   ---------------------------------------------------------
      Total                                        1,007,713               -      (176,668)        831,045
                                                   =========================================================

                                                                HELD-TO-MATURITY SECURITIES
                                                   ---------------------------------------------------------
      December 31, 2002
      Bank deposit certificates                      723,999               -        (4,438)        719,561
                                                   ---------------------------------------------------------
      Total                                          723,999               -        (4,438)        719,561
                                                   =========================================================


                                                              AVAILABLE-FOR-SALE DEBT SECURITIES
                                                   ---------------------------------------------------------
      December 31, 2001
      National treasury notes                        111,647           5,341              -        116,988
      Brazil Brady Bonds                             563,976               -        (4,924)        559,052
      Global notes                                    10,531               -              -         10,531
                                                   ---------------------------------------------------------
      Total                                          686,154           5,341        (4,924)        686,571
                                                   =========================================================


                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


4.    AVAILABLE FOR SALE DEBT AND HELD-TO-MATURITY SECURITIES (Continued)

      The amortized cost and estimated fair value of available for sale debt and held-to-maturity securities at December 31, 2002, by contractual maturity, are shown below:

                                        AVAILABLE FOR-SALE-DEBT SECURITIES       HELD-TO-MATURITY SECURITIES
                                        --------------------------------------------------------------------
              MATURITY PERIODS               AMORTIZED           ESTIMATED       AMORTIZED        ESTIMATED
                                                COST             FAIR VALUE         COST          FAIR VALUE
------------------------------------------------------------------------------------------------------------

      Due in less than one year                    79,949           72,422         721,765          717,327
      Due in one to three years                   118,887           84,764           2,234            2,234
      Due in three to five years                   56,210           39,155               -                -
      Due after five years                        752,667          634,704               -                -
                                        --------------------------------------------------------------------
      Total                                     1,007,713          831,045         723,999          719,561
                                        ====================================================================


5.    ACCOUNTS AND NOTES RECEIVABLE, NET

                                                                        2002                    2001
                                                                     --------------------------------
      Customer
      Domestic                                                        226,270                 251,282
      Export, mainly denominated in U. S. dollars                     283,164                 147,164
      Allowance for doubtful accounts                                 (40,480)                (20,622)
                                                                     --------------------------------
                                                                      468,954                 377,824
                                                                     ================================

      During 2002, 2001 and 2000, no single customer or group represented more than 10% of consolidated sales.

6.    INVENTORIES

                                                                       2002                    2001
                                                                    --------------------------------
      Finished goods                                                 192,391                 208,269
      Live stock and poultry                                         413,904                 274,115
      Raw materials                                                  124,806                  88,747
      Work in process                                                 67,580                  30,422
      Packing material                                                31,188                  27,174
      Stock in transit                                                 2,882                  19,221
      Advances to suppliers                                              649                   5,032
      Supplies in warehouse and other                                 27,194                  32,135
                                                                    --------------------------------
                                                                     860,594                 685,115
                                                                    ================================

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

7.    RECOVERABLE TAXES

                                                                       2002                    2001
                                                                     -------------------------------
      Value-added state sales tax- ICMS                               65,490                  34,147
      Federal excise tax - IPI                                       152,662                  35,897
      Income tax withheld at source                                   18,835                  13,965
      Social integration program contribution - PIS                       -                   12,017
      Other                                                            7,108                   4,590
                                                                     -------------------------------
      Total                                                          244,095                 100,616
      Current portion                                               (130,394)                (72,344)
                                                                     -------------------------------
      Non current portion                                            113,701                  28,272
                                                                     ===============================
      Value-added state sales tax- ICMS

      Value-added state sales tax is available to be utilized against ICMS payable.

      Federal excise tax - IPI

      Federal excise tax - IPI credits includes the tax credit on packing and other material and the presumed IPI incentive on exports. IPI credits are recognized as a reduction of cost of raw materials used in the production process of goods produced for export and are available to be utilized against PIS and COFINS taxes payable.

      Income tax withheld at source

      Income tax withheld at source represents income tax paid upon redemption of certain investments and is available to be utilized against other federal income taxes payable.


8.    PROPERTY, PLANT AND EQUIPMENT

                                                                       2002                    2001
                                                                    ----------------------------------
      Land                                                             36,362                  36,323
      Buildings                                                       451,874                 446,300
      Machinery and equipment                                         751,604                 723,024
      Installations                                                   169,995                 157,908
      Vehicles                                                         17,971                  23,636
      Timber and reforestation                                         11,132                   9,796
      Other                                                           104,955                  97,547
      Construction in progress                                         56,144                  34,204
                                                                    ----------------------------------
                                                                    1,600,037               1,528,738
      Accumulated depreciation                                       (739,967)                (671,085)
                                                                    ----------------------------------
      Total                                                           860,070                  857,653
                                                                    ==================================


                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)



9.    ASSETS AVAILABLE FOR SALE

      During 2000 the Company decided it would sell certain farm properties related to its poultry segment and recorded an impairment loss of R$3,385, included in other operating expense, net in the consolidated statement of operations, to write down the assets to their estimated sales value, less cost to sell, of R$15,689. During 2001 the assets were sold at a loss of R$5,689 which is included in other operating expense, net. Also, during 2001 the Company recorded an impairment loss of R$5,164 on assets available for sale, included in other operating expense, net, of which R$3,239 related to the pork segment and R$1,925 was not related to an identifiable segment. No impairment loss was required to be recognized in 2002.



10.   SHORT-TERM DEBT


                                                                         2002                    2001
                                                                       --------------------------------
      Working capital from commercial banks                            1,432,941                693,626
      Bank borrowings, secured by accounts receivable                     71,273                  5,314
                                                                       --------------------------------
                                                                       1,504,214                698,940
                                                                       ================================



      Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$1,241,232 in 2002 and R$486,999 in 2001 are denominated in U.S. dollars with interest at Libor (1.39% at December 31, 2002) plus interest at the rate from 2% to 4.92% in 2002 (interest at the rate from 2.40% to 8.83% in 2001).

      Bank borrowings, secured by accounts receivable, represent commitments under recourse provisions to honor export receivables transferred to banks. Historically, the Company has not been called upon to honor any material unpaid amounts.

      At December 31, 2002 and 2001, the weighted average interest rates on short-term debt were 5.12% and 8.42%, respectively.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


11.   LONG-TERM DEBT

                                                                          2002                    2001
                                                                       --------------------------------
    FOREIGN DEBT (DENOMINATED IN U.S. DOLLARS):
    IFC- International  Finance Corporation,  (for investment           419,951                 332,569
      in property,  plant and equipment) due in  installments
      through  2008,  R$340,161  interest  at  fixed  rate of
      8.52%,  R$72,156  at fixed  rate of 9.05%  and  R$7,634
      interest  at Libor  (1.39% at December  31,  2002) plus
      interest  at the rate of 2.5%,  secured by the  related
      assets with a carrying value of R$125,744.

    Export  financing,  due  in  installments  through  2006,           527,345                 187,534
     interest  at  Libor   (1,39%  in  December   2002)  plus
     interest rate of 4.15%,  guaranteed by promissory  notes
     or sureties issued by the Company.

    LOCAL DEBT (DENOMINATED IN REAIS):
    BNDES-  due  in  installments   through  2008,   R$21,366           661,024                 422,324
     subject  to long-  term  interest  rate-  TJLP  (10% for
     2002) plus interest rate of 3.15%,  R$417,037 subject to
     TJLP plus  interest rate of 2.22%,  R$80,192  subject to
     TJLP plus interest  rate of 3.49% and R$142,429  subject
     to  weighted   average   exchange  rate   variations  on
     currencies  held by BNDES-  UMBNDES  (56% for 2002) plus
     interest  at the  rates  ranging  from  3.5%  to  3.86%,
     secured  by the  branch  facilities  of Duque de Caxias,
     Francisco  Beltrao and  Faxinal dos Guedes  units with a
     carrying value of R$37,722.



(TABLE CONT'D)

                                                                          2002                    2001
                                                                      ---------------------------------

    PESA - Special Aid Program  for  Agribusiness  payable in           105,130                  84,546
      installments  to 2020,  subject to the - General  Price
      Index  -Market - IGP-M  (25.3% for 2002) plus  interest
      rate  of  9.89%,   secured  by   investments   in  debt
      securities with a carrying value of R$71,527

    Other                                                                39,564                  74,240
                                                                      ---------------------------------
                                                                      1,753,014               1,101,213
    Less current portion of long- term debt                            (547,854)               (211,446)
                                                                      ---------------------------------
    Long- term portion                                                1,205,160                 889,767
                                                                      =================================


                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


11.   LONG-TERM DEBT (Continued)

      The Company is subject to certain restrictive covenants contained in the IFC agreement. These covenants include a restriction on the payment of dividends in excess of the mandatory amount (see Note 14) without the prior agreement of the IFC if certain working capital and other financial ratios are not met. The Company did not meet one of the financial ratios at December 31, 2002; however, the dividends paid during 2002 and in February 2003 were in accordance with the mandatory amount. Payments of dividends on future distributable income in excess of the mandatory amount will require approval of the IFC prior to such payments until such time that the Company meets the financial ratio.

      At December 31, 2002, long-term debt maturities were as follows:

      2003                                                    547,854
      2004                                                    292,712
      2005                                                    392,879
      2006                                                    238,157
      2007                                                    94,474
      Thereafter                                              186,938
                                                             ---------
                                                             1,753,014
                                                             =========
12.   JUDICIAL DEPOSITS

      Judicial deposits are restricted assets of the Company and relate to amounts placed on deposit with the court and held in judicial escrow, pending resolution of related legal matters. The aggregate amounts of judicial deposits the Company has made for certain legal proceedings is approximately R$69 million and R$57 million at December 31, 2002 and 2001, respectively.


13.   COMMITMENTS AND CONTINGENCIES

      The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits which will only be released upon a favorable judgment (footnote 12). The aggregate amounts of reserves the Company has established for tax, labor and other litigation is approximately R$57 million at December 31, 2002 and 2001.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

13.   COMMITMENTS AND CONTINGENCIES (Continued)

      During 2001, the Company received a final court decision that it had overpaid social contributions made to the social integration program known as PIS. The credits the Company became entitled to as a result of the court decision in the amount of approximately R$85 million were recorded as a reduction of value-added tax on sales line of the consolidated statement of operations for the year ended December 31, 2001. During 2001, the Company utilized R$72 million of these credits to offset payment of PIS and other federal taxes payable and the remaining R$12 million of credits were used during 2002.

      During May 2002, the Company received a final court ruling indicating that the Company had overpaid certain export related taxes paid to the federal government in the amount of approximately R$120 million. The credits the Company became entitled to in the amount of R$78 million, net of legal fees, were recorded as a reduction of cost of goods sold in the consolidated statement of operations for the year ended December 31, 2002. During 2002, the Company utilized R$10 million of the credits to offset payments of PIS and other federal taxes and the remaining R$110 million of credits, included in recoverable taxes at December 31, 2002 (see note 7), are expected to be used to offset federal taxes payable during 2003.

      The Company's labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.


14.   SHAREHOLDERS' EQUITY

      In accordance with Brazilian Corporate Law a company is permitted to use appropriated and unappropriated retained earnings to increase capital. Such a capital increase must be approved by the Company's Board of Directors. The allocation of the capital increase between preferred and common shares is proportional to the number of shares outstanding. Total unappropriated retained earnings of R$160,223 in 2000 were used to increase capital.

      The Company's by- laws provide to pay a mandatory dividend to common and preferred shareholders of at least 28% of annual net distributable income determined in accordance with Brazilian Corporate Law. As from 1997, preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2000 and 2001, Sadia paid dividends in excess of the mandatory amount. During 2002 and in February 2003, the Company paid dividends in accordance with the mandatory amount.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


14.   SHAREHOLDERS' EQUITY (Continued)

      The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

      Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2002 and 2001 the Company had in its statutory books the following amounts:

                                                                       2002                      2001
                                                                     --------------------------------
      Appropriated retained earnings:
      Research and development reserve                                58,248                   46,442
      Expansion reserve                                              377,243                  241,396
      Unappropriated retained earnings                                95,473                  112,843

      Dividends paid per thousand shares in R$ were as follows:


                                                               2002              2001             2000
                                                             ------------------------------------------
      Preferred                                               106.89            69.75             38.50
      Common                                                   97.18            63.41             35.00

      Brazilian Corporate Law and the Company's by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly (a) 5% of net income (statutory accounts) must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP; (b) appropriation of 15% to a research and development reserve which is general reserve for support development of the Company's operations; (c) appropriation from 15% to 60% to a expansion reserve. The legal reserve cannot be used to distribute dividends to shareholders.

      The components of appropriated retained earnings at December 31, 2002 and 2001 were as follows:


                                                                        2002                    2001
                                                                      --------------------------------
      Legal reserve                                                    32,922                   21,116
      Research and development reserve                                 58,248                   46,442
      Expansion reserve                                               377,243                  241,396
                                                                      --------------------------------
                                                                      468,413                  308,954
                                                                      ================================

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

14.   SHAREHOLDERS' EQUITY (Continued)

      Costs or losses are not charged to appropriated retained earnings and no part of the appropriation is transferred to income.

      In April 2000, the Company's Board of Directors approved a stock award plan for the Directors of the Company. Under the plan, Directors will receive 5%, and may elect to receive an additional 5% or 10%, of their annual bonus in shares of preferred stock based on the market price of the stock at the date of bonus is paid. Shares paid to Directors in lieu of a cash bonus payment are purchased in the market by the Company in the Director's name. Based on the number of preferred shares a Director receives, the Director will be entitled to a cash payment equal to any increase in the market value of the preferred shares as of March 10 of the third year following the bonus payment, provided that the Director still holds the preferred stock and is still a Director of the Company. Based upon the market value of the preferred shares at December 31, 2002 and 2001 no additional amounts were accrued to the Directors during 2002 and 2001. At December 31, 2002, there are 711,000 preferred shares under the plan.


15.   INCOME TAXES

      Income (loss) before provision for (benefit from) income taxes was as follows:

                                                                    2002           2001            2000
                                                                  --------------------------------------
      Domestic                                                    199,590        210,511         (22,260)
      Foreign                                                      97,140         49,390          43,194
                                                                  --------------------------------------
                                                                  296,730        259,901          20,934
                                                                  ======================================


      Brazilian income taxes consist of federal income tax and social contribution. The 2002, 2001 and 2000 statutory rates for these taxes were as follows:


                     Federal income tax                                25.00%
                     Social contribution tax                            9.00%
                                                                       -----
                     Combined statutory rate                           34.00%
                                                                       =====

      Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

INCOME TAXES (Continued)

      The reconciliation of income tax at the Brazilian statutory rates to income tax expense follows:

                                                                   2002           2001            2000
                                                             ------------------------------------------------

      Income before income taxes                                  296,730        259,901          20,934
                                                             ------------------------------------------------
      Income tax expense, at Brazilian statutory taxes rates    (100,888)       (88,366)         (7,118)
      Reversal (accrual) of income tax liability on                 3,113       (21,687)          14,686
        undistributed earnings of foreign subsidiary
      Permanent differences                                       (2,134)          (670)           3,009
      Valuation allowance                                               -         32,398        (32,398)
      Undistributed earnings of foreign subsidiary-                40,756              -               -
      Non-taxable foreign currency exchange gain                   23,791              -               -
      Benefit from deductibility of interest attributed to         23,207         27,269               -
        shareholders' equity
                                                             ------------------------------------------------
      Income tax expense                                         (12,155)       (51,056)        (21,821)
                                                             ================================================

      During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to reinvest the earnings of this foreign subsidiary, no income tax payment is required. At December 31, 2002, the undistributed earnings of such foreign subsidiary in the amount of R$119,870 are not tax effected. If such cumulative earnings were to be distributed to the Company, approximately R$68 million of taxes would be paid.

    Undistributed earnings of the Company's foreign subsidiary amounted to R$113,176 at December 31, 2001. At December 31, 2000 the Company had not provided Brazilian income taxes on undistributed earnings of the foreign subsidiary because those earnings were considered to be permanently invested. Due to the enactment of a tax law during 2001, Brazilian companies with subsidiaries abroad must declare and pay income taxes on profits generated abroad in their Brazilian calendar year tax return. As a result of this change in tax law, during 2001 the Company recorded an income tax liability of R$38,480 applicable to the foreign subsidiary's undistributed earnings though December 31, 2001 (including R$21,687 applicable to undistributed earnings at December 31, 2000 for which income tax had not previously been provided). The undistributed earnings of the foreign subsidiary through December 31, 2001 were entirely taxed during 2002, which resulted in a reversal of R$3,113 of the income tax liability recorded in 2001.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

15. INCOME TAXES (Continued)

      Deferred tax assets and liabilities are comprised of the following:

                                                                       2002                   2001
                                                              ----------------------------------------------
     Deferred tax assets:
     Provision for employee bonuses                                        -                  5,100
     Accrued contingencies                                            18,995                 18,634
     Tax loss carryforwards                                           42,620                 58,627
     Property, plant and equipment                                    72,125                 79,500
     Unrealized losses from investments in debt securities            60,067                      -
     Deferred charges                                                 14,247                 17,514
     Other                                                             5,704                 13,107
                                                              ----------------------------------------------
     Total deferred income tax assets                                213,758                192,482

     Deferred tax liabilities:
     Property, plant and equipment                                  (36,414)               (38,135)
     Pension plan                                                    (3,021)                (3,516)
       Unrealized  gains from  foreign  currency and interest       (14,297)                      -
         rate swap contracts
     Other                                                                 -                (4,086)
                                                              ----------------------------------------------
     Total deferred tax liabilities                                 (53,732)               (45,737)
                                                              ----------------------------------------------
     Net deferred tax assets                                         160,026                146,745
     Current portion                                                (31,740)               (54,659)
                                                              ----------------------------------------------
     Non current portion                                             128,286                 92,086
                                                              ==============================================

      Loss carryforwards have no expiration date and are available to offset up to 30% of future taxable income in any given year. At December 31, 2002, the Company had loss carryforwards of R$121,442 for income tax and R$136,220 for social contribution tax.


16.   FINANCIAL INSTRUMENTS

      Since much of Sadia's debt is denominated in U.S. dollars, the Company minimizes in part the effects of unfavorable exchange movements by holding cash, cash equivalents and available-for-sale instruments denominated in U.S. dollars. Accordingly, if the real devalues against the U.S. dollar and it results in a foreign exchange loss, the Company records an offsetting gain from these dollar denominated contracts. Additionally to protect against further possible devaluation of the real, the Company enters into foreign currency and interest rate swap contracts.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

16.   FINANCIAL INSTRUMENTS (Continued)

      The Company used the following methods and assumptions in estimating the fair value disclosures of its financial instruments:

      Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

      Held-to-maturity securities: The fair value of held-to-maturity securities are estimated based on quoted market prices of comparable contracts.

      Investments in debt securities: The fair values of investments in debt securities were estimated principally based on quoted market prices.

      Accounts and notes receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

      Long and short-term debt: The carrying amounts of short-term debt approximate their fair values. The fair values of long-term debt are estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.

      Foreign currency and interest rate swap contracts: The fair values of foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2002 and 2001 the notional amounts of the outstanding contracts were R$812,280 and R$332,671 and the fair values were R$163,548 and R$14,137, respectively. In 2000, the Company recognized foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, with the adoption of Statement 133, the Company has recognized these contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlements on the contracts occur at times specified in each agreement. The Company intends not to terminate any of these contracts prior to maturity. The carrying amounts and fair values of the Company's financial instruments at December 31 were as follows:


                                                   2002                               2001
                                      ---------------------------------------------------------------------
                                      CARRYING AMOUNT   FAIR VALUE     CARRYING AMOUNT      FAIR VALUE
                                      ---------------------------------------------------------------------
      Cash and cash equivalents           455,596         455,596            269,550           269,550
      Held-to-maturity investments        723,999         719,561                  -                 -
      Investments in debt securities      831,045         831,045            686,571           686,571
      Accounts and notes receivable       468,954         468,954            377,824           377,824
      Short- term debt                  1,504,214       1,504,214            698,940           698,940
      Accounts payable (suppliers)        247,176         247,176            175,727           175,727
      Long- term debt                   1,753,014       1,753,014          1,101,213         1,101,213

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

17.   SUPPLEMENTARY RETIREMENT PLAN

      The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attilio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) 80% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries.

      As of January 1, 2001, the Company began sponsoring two new defined benefit plans to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those benefit plans were R$40,707 and R$37,598, respectively, at December 31, 2002 and R$36,906 and R$34,164, respectively, at December 31, 2001.

      Information regarding the plans follows:

                                                                  2002                  2001
                                                          --------------------- ----------------------
      CHANGE IN BENEFIT OBLIGATION
         Benefit obligation at beginning of year                 427,283                326,583
         Net service cost                                         14,424                 13,185
         Interest cost                                            47,167                 36,119
         Participants contributions (service cost)                 4,849                  4,391
         Plan amendment                                                -                 34,509
         Actuarial loss                                           38,758                 31,115
         Expenses paid                                                 -                (1,637)
         Benefits paid                                          (22,087)               (16,982)
                                                          --------------------- ----------------------
         Benefit obligation at end of year                       510,394                427,283
                                                          ===================== ======================
      CHANGE IN PLAN ASSETS
         Fair value of plan assets at beginning of year          497,258                408,507
         Actual return on plan assets                             61,092                101,240
         Company contributions                                     4,331                  1,646
         Participant contributions                                 5,089                  4,484
         Expenses paid                                                 -                (1,637)
         Benefits paid                                          (22,087)               (16,982)
                                                          --------------------- ----------------------
         Fair value of plan assets at end of year                545,683                497,258
                                                          ===================== ======================
      FUNDED STATUS
         Funded status at end of year                             35,289                 69,975
         Unrecognized transition asset                           (9,413)               (11,295)
         Unamortized prior service cost                           32,112                 34,509
         Unrecognized net actuarial gain                        (49,102)               (82,847)
                                                          --------------------- ----------------------
         Net amount recognized                                     8,886                 10,342
                                                          ===================== ======================

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

17. SUPPLEMENTARY RETIREMENT PLAN (Continued)


      AMOUNTS  RECOGNIZED  IN THE STATEMENT OF FINANCIAL
         POSITION                                                 2002                  2001
                                                          --------------------- ----------------------

         Intangible asset                                         28,187                 31,767
         Prepaid pension plan                                     18,959                 12,739
         Accrued benefit liability                              (38,260)               (34,164)
                                                          --------------------- ----------------------
         Net amount recognized                                     8,886                 10,342
                                                          ===================== ======================
      WEIGHTED-AVERAGE ASSUMPTIONS
         Discount rate                                             11.3%                  11.3%
         Expected return on plan assets                            12.4%                  11.3%
         Rate of compensation increase                              7.1%                   7.1%
                                                              2002            2001           2000
                                                          -------------- --------------- --------------
      COMPONENTS OF NET PERIODIC BENEFIT COST
         Service cost                                         14,424          13,185         15,597
         Interest cost                                        47,167          36,119         17,869
         Expected return on plan assets                     (55,589)        (45,716)       (21,476)
         Amortization of transition asset                    (1,882)         (1,882)        (1,882)
      Amortization of prior service cost                       2,397               -              -
         Recognized net actuarial gain                         (996)           (750)              -
                                                          -------------- --------------- --------------
         Net periodic pension cost                             5,521             956         10,108
                                                          ============== =============== ==============

      Plan assets at December 31, 2002, included 24,998,558 common shares and 12,566,000 preferred shares of the Company (24,998,558 common shares and 14,166,000 preferred shares at December 31, 2001) with an aggregate fair value of R$57,140. Dividends paid by the Company on shares held by the plan were R$3,473 for the year ended December 31, 2002.

18. SEGMENT AND RELATED INFORMATION

      The following information about segments is based upon information used by the Company's management to assess the performance of operating segments and decides on the allocation of resources. This approach is required by FASB Statement No.131 Disclosure about Segments of an Enterprise and Related Information, and has been applied for all periods presented.

      The Company has three identifiable reportable segments: Processed products, Poultry and Pork.

      The Company evaluates segment performance based on information generated from its statutory accounting records which has been adjusted for US GAAP in the following presentation:

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

18. SEGMENT AND RELATED INFORMATION (Continued)


      a) Segment information

                                                         2002               2001               2000
                                                  ---------------------------------------------------------
      NET OPERATING REVENUE
      Processed products                              1,796,137           1,599,497         1,441,716
      Poultry                                         1,883,729           1,642,726         1,192,841
      Pork                                              473,579            288,198            170,300
      Other                                              33,690            72,049              76,419
                                                  ---------------------------------------------------------
      Total net operating revenue                     4,187,135           3,602,470         2,881,276
                                                  =========================================================

      Other net operating revenue is primarily attributable to grain and by-products and beef products operations.


       DEPRECIATION EXPENSE
      Processed products                                 35,182            36,400             32,299
      Poultry                                            36,926            34,724             26,291
      Pork                                                9,993            6,546              4,629
      Other                                                 637            2,155              3,346
                                                  ---------------------------------------------------------
       Total depreciation expense allocated to           82,738            79,825             66,565
       Segments
      Depreciation allocated to administrative            9,398            9,077              6,950
      expenses
                                                  ---------------------------------------------------------
       Total depreciation expense                        92,136            88,902             73,515
                                                  =========================================================
      SEGMENT OPERATING INCOME
      Processed products                                 58,705            82,935             50,908
      Poultry                                           239,653           338,570             37,622
      Pork                                               40,403            57,079              1,859
      Other                                               6,561             9,269                 69
                                                  ---------------------------------------------------------
      Total operating income                            345,322           487,853             90,458
       Interest expense                               (317,755)          (201,210)          (187,268)
       Interest income and other                        266,462           144,635             190,519
       Foreign currency exchange loss                     2,701          (171,377)           (72,775)
                                                  ---------------------------------------------------------
       Income before income taxes, equity               296,730           259,901             20,934
       income or loss of investees and minority
       interest
                                                  =========================================================

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)

18. SEGMENT AND RELATED INFORMATION (Continued)


      a) Segment information (Continued)

                                                        2002                2001              2000
                                                  ---------------------------------------------------------
      SEGMENT ASSETS
      Processed products                                399,222           390,498            408,885
      Poultry                                           309,054           312,173            334,063
      Pork                                              105,388            99,087             97,558
      Other                                              46,406            55,895             48,930
                                                  ---------------------------------------------------------
      Total property, plant and equipment               860,070           857,653            889,436

      Reconciling items - corporate assets
      Cash and cash equivalents                         455,596           269,550            192,053
      Held-to-maturity investments                      723,999                 -                  -
      Available-for-sale debt securities                831,045           686,571            774,232
      Accounts and notes receivable, net                468,954           377,824            393,421
      Inventories                                       860,594           685,115            529,897
      Other corporate assets                            715,302           448,592            423,754
                                                  ---------------------------------------------------------
      Total consolidated assets                       4,915,560         3,325,305          3,202,793
                                                  =========================================================

      CAPITAL EXPENDITURES
      Processed products                                 44,753           18,013             50,286
      Poultry                                            34,692           26,088             55,651
      Pork                                               16,529            8,075              7,001
      Other                                              16,148           51,346             42,741
                                                  ---------------------------------------------------------
       Total segment capital expenditures               112,122           103,522            155,679
                                                  =========================================================

      b) Export sales by region/market

      Europe                                             572,615            486,149            276,166
      Middle East                                        534,055            486,149            282,716
      Asia                                               287,272            212,690            166,381
      Mercosul                                            50,128             60,769             82,011
      Emerging markets (mainly Russia and other          483,927            234,291             66,116
      former Soviet Union countries)
                                                   ------------------ ------------------ ------------------
                                                       1,927,997          1,480,048            873,390
                                                   ================== ================== ==================

      Revenues are attributed to regions based upon where the products are shipped.

      All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of a distribution center in Argentina and sales offices located in various countries.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


19.   CONCENTRATION OF CREDIT RISK

      The Company is potentially subject to credit risk with respect to its cash equivalents, investments in debt securities, held-to-maturity securities and derivative contracts. The Company limits its risk associated with these financial instruments by placing them with highly rated financial institutions. The Company does not require collateral for these financial instruments.

      Concentration of credit risk with respect to accounts receivable is minimized due to the large customer base. Generally the Company does not require collateral for accounts receivable. An allowance for doubtful accounts has been established against those that management believes will not be fully collected.

      The changes in the allowance for doubtful accounts are as follows:


                                                              2002           2001            2000
                                                         ----------------------------------------------

      Balance at the beginning of the year                 (20,622)        (26,642)       (21,634)
      Amounts charged to expense                           (20,784)        (10,935)       (12,358)
      Write offs                                                926          16,955          7,350
                                                         ----------------------------------------------
      Balance at the end of the year                       (40,480)        (20,622)       (26,642)
                                                         ==============================================
20. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                              2002           2001            2000
                                                         ----------------------------------------------

      Income taxes paid                                       1,333             419          1,358
      Interest paid (including exchange variation)          146,151         128,197        129,205

      Interest capitalized as part of property, plant and equipment was R$5,768, R$2,499 and R$6,020 for the years ended December 31, 2002, 2001 and 2000, respectively.

                                   SADIA S.A.

                  Years ended December 31, 2002, 2001 and 2000
            (In thousands of Reais - R$, unless otherwise indicated)


21.   SUPPLEMENTAL INTEREST EXPENSE AND INTEREST INCOME AND OTHER


                                                              2002           2001            2000
                                                          -------------- --------------- --------------
      Interest expenses
      Interest and charges on real debt                      167,269          64,055         34,185
      Interest and charges on U.S. dollar debt               113,972          96,286        116,066
      Other                                                   36,514          40,869         37,017
                                                          -------------- --------------- --------------
                                                             317,755         201,210        187,268
                                                          ============== =============== ==============


      Interest income and other, net
      Interest income on cash equivalents and                245,798         117,806        138,456
        investments in debt securities
      Gain on sale of securities                                   -           3,030         20,627
      Loss on divestiture of Lapa investment                       -               -        (7,962)
      Other, net                                              20,664          23,799         39,398
                                                          -------------- --------------- --------------
                                                             266,462         144,635        190,519
                                                          ============== =============== ==============

      Interest and charges on real debt includes interest on indebtedness to related parties of R$652 and R$4,698 in 2001 and 2000, respectively.