Form 20-F
period 2003-12-31
SADIA SA
filed 2004-06-30
CIK 1130968

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 TO 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

         The total number of outstanding shares by Sadia S.A., by class, as of December 31, 2003, was as follows:

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


                                    CONTENTS

GENERAL.........................................................................................2
PART I..........................................................................................2
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................................2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.................................................2
ITEM 3. KEY INFORMATION.........................................................................2
ITEM 4. INFORMATION ON THE COMPANY.............................................................10
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................32
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................51
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................57
ITEM 8. FINANCIAL INFORMATION..................................................................59
ITEM 9. THE OFFER AND LISTING..................................................................65
ITEM 10. ADDITIONAL INFORMATION................................................................69
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................76
PART II........................................................................................79
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................79
ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES......................................79
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..........79
ITEM 15. CONTROL AND PROCEDURES................................................................79
ITEM 16. [RESERVED]............................................................................79
ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT....................................................79
ITEM 16 B. CODE OF ETHICS......................................................................80
ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................................80
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........................81
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..............81
PART III.......................................................................................81
ITEM 17. FINANCIAL STATEMENTS..................................................................81
ITEM 18. FINANCIAL STATEMENTS..................................................................81
ITEM 19. FINANCIAL STATEMENTS  AND EXHIBITS....................................................81

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements as defined in
Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business achievements/performance of Sadia and certain of the plans and objectives of management of the Company with respect thereto. These statements may generally, but not always, be identified by the use of words such as "should", "expects", "estimates", "believes" or similar expressions. Such statements include, but are not limited to, statements under the following headings: (i) Item 4. Information on the Company; and (ii) Item 5. Operating and Financial Review and Prospects. This Annual Report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate: the factors discussed in Item 3. Key Information -- Risk Factors, among others, could cause the Company's actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

U.S. GAAP Presentation

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the U.S. GAAP financial statements of the Company and "Operating and Financial Review and Prospects" appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2003, 2002, 2001, 2000 and 1999 are derived from the audited U.S. GAAP financial statements.


                                    SADIA S.A
                   CONSOLIDATED STATEMENTS OF OPERATIONS Years
               ended December 31, 2003, 2002, 2001, 2000 and 1999
  (In thousands of Reais - R$, except numbers of shares and per share amounts)

                                                                              2003            2002
                                                                      -------------------------------
Gross operating revenue                                                  5,717,525       4,654,752

Value-added tax on sales                                                  (535,337)       (417,280)
Sales deductions                                                           (41,345)        (50,337)
                                                                      -------------------------------

Net operating revenue                                                    5,140,843       4,187,135
Cost of goods sold                                                      (3,673,011)     (2,903,152)
                                                                      -------------------------------

Gross profit                                                             1,467,832       1,283,983
Operating expenses:
  Selling                                                                 (975,797)       (876,755)
  General and administrative                                               (54,207)        (49,133)
  Other operating expense, net                                             (36,819)        (12,773)
                                                                      -------------------------------
Total operating expenses                                                (1,066,823)       (938,661)
                                                                      -------------------------------
Operating income                                                           401,009         345,322

Interest expense                                                          (450,198)       (317,755)
Interest income and other, net                                             459,750         266,462
Foreign currency exchange loss, net                                         60,970           2,701
                                                                      -------------------------------
Income  before  equity  income  (loss) of  investees  and  minority
   interest                                                                471,531         296,730

Income tax benefit (expense):
  Current benefit (expense)                                                (39,072)         34,631
  Deferred tax benefit (expense)                                            40,099         (46,786)
                                                                      -------------------------------
                                                                             1,027         (12,155)
Income  (loss)  before  equity  income of  investees  and  minority
   interest                                                                472,558         284,575
Equity income (loss) of investees                                              361            (650)
Minority interest                                                              349             337
                                                                      -------------------------------
Income (loss) before cumulative effect of accounting change                473,268         284,262
Cumulative effect of accounting change, net of tax                            --              --
                                                                      -------------------------------
Net income (loss)                                                          473,268         284,262
                                                                      =============================
Net income (loss) applicable to preferred stock                            305,564         183,533
Net income (loss) applicable to common stock                               167,704         100,729
                                                                      -------------------------------
Net income (loss)                                                          473,268         284,262
                                                                      =============================
Basic and diluted earnings (loss) per thousand shares in R$:
   Preferred                                                                717.80          431.14
   Common                                                                   652.54          391.94

Weighted average number of shares outstanding:
   Preferred                                                           425,695,712     425,695,712
   Common                                                              257,000,000     257,000,000
Dividends paid per thousand shares in R$:
   Preferred                                                                170.08          106.89
   Common                                                                   154.61           97.18


                                                                              2001            2000            1999

                                                                      -------------------------------------------
Gross operating revenue                                                  3,977,137       3,257,944       2,972,066

Value-added tax on sales                                                  (293,280)       (316,919)       (281,978)
Sales deductions                                                           (81,387)        (59,749)        (52,032)
                                                                      -------------------------------------------
Net operating revenue                                                    3,602,470       2,881,276       2,638,056
Cost of goods sold                                                      (2,322,691)     (2,167,016)     (1,855,737)
                                                                      -------------------------------------------
Gross profit                                                             1,279,779         714,260         782,319
Operating expenses:
  Selling                                                                 (720,761)       (563,025)       (493,907)
  General and administrative                                               (54,029)        (51,603)        (52,765)
  Other operating expense, net                                             (17,136)         (9,174)        (10,707)
                                                                      -------------------------------------------
Total operating expenses                                                  (791,926)       (623,802)       (557,379)

                                                                      -------------------------------------------
Operating income                                                           487,853          90,458         224,940

Interest expense                                                          (201,210)       (187,268)       (175,450)
Interest income and other, net                                             144,635         190,519         228,019
Foreign currency exchange loss, net                                       (171,377)        (72,775)       (174,892)

                                                                      -------------------------------------------
Income  before  equity  income  (loss) of  investees  and  minority
   interest                                                                259,901          20,934         102,617

Income tax benefit (expense):
  Current benefit (expense)                                                (38,895)           (867)         (3,088)
  Deferred tax benefit (expense)                                           (12,161)        (20,954)        (14,590)

                                                                      -------------------------------------------
                                                                           (51,056)        (21,821)        (17,678)
Income  (loss)  before  equity  income of  investees  and  minority
   interest                                                                208,845            (887)         84,939
Equity income (loss) of investees                                               43          (5,093)         (8,746)
Minority interest                                                              439             496             282

                                                                      -------------------------------------------
Income (loss) before cumulative effect of accounting change                209,327          (5,484)         76,475
Cumulative effect of accounting change, net of tax                          (5,843)           --              --

                                                                      -------------------------------------------
Net income (loss)                                                          203,484          (5,484)         76,475

                                                                      ===========================================
Net income (loss) applicable to preferred stock                            131,378          (3,420)         49,480
Net income (loss) applicable to common stock                                72,106          (2,064)         26,995

                                                                      -------------------------------------------
Net income (loss)                                                          203,484          (5,484)         76,475

                                                                      ===========================================
Basic and diluted earnings (loss) per thousand shares in R$:
   Preferred                                                                308.62           (8.03)         115.54
   Common                                                                   280.56           (8.03)         105.04

Weighted average number of shares outstanding:
   Preferred                                                           425,695,712     425,695,712     428,227,595
   Common                                                              257,000,000     257,000,000     257,000,000
Dividends paid per thousand shares in R$:
   Preferred                                                                 69.75           38.50           57.86
   Common                                                                    63.41           35.00           52.60


                           CONSOLIDATED BALANCE SHEET
                          (IN THOUSANDS OF REAIS - R$)

                                             DECEMBER 31,   2003      2002      2001      2000      1999
-------------------------------------------------------------------------------------------------------------
Cash and cash  equivalents  and  investments  in debt and 1,957,753 1,249,783   346,354   220,814    363,318
held-to-maturity securities
Total Current Assets                                      3,726,386 2,817,467 1,598,128 1,335,843  1,477,596
Investments in debt and held-to-maturity securities       1,158,586   760,857   609,767   745,471    701,882
Property, plant and equipment, net                          829,003   860,070   857,653   889,436    838,845
TOTAL ASSETS                                              6,149,453 4,975,627 3,325,305 3,202,793  3,308,850

Total Current Liabilities                                 2,969,833 2,591,383 1,335,176 1,699,863  1,816,601
Short-term debt and current portion of long term debt     2,030,752 2,052,068   910,386 1,381,123  1,414,566
Long-term debt                                            1,366,836 1,205,160   889,767   526,413    494,059
TOTAL SHAREHOLDERS' EQUITY                                1,521,585 1,057,759   967,181   853,778    872,583

The exchange rates of Real amounts into U.S. Dollars for the years ended December 31, 1999, 2000, 2001, 2002, 2003and January through May 2004 and most recent exchange rate, are shown in the table below:


COMMERCIAL SELLING EXCHANGE RATES (R$/US$)
                                     HIGH                LOW              AVERAGE          END OF PERIOD
1999                                 2.0648             1.6607              1.8514              1.7890
2000                                 1.9847             1.7234              1.8295              1.9554
2001                                 2.8350             1.9320              2.3536              2.3204
2002                                 3.9552             2.2709              2.9309              3.5333
2003                                 3.6623             2.8219              3.0715              2.8892
DECEMBER/2003                        2.9434             2.8883              2.9264              2.8892
JANUARY/2004                         2.9409             2.8022              2.8518              2.9409
FEBRUARY/2004                        2.9878             2.9042              2.9303              2.9138
MARCH/2004                           2.9410             2.8752              2.9055              2.9086
APRIL/2004                           2.9522             2.8743              2.9048              2.9447
MAY/2004                             3.2051             2.9569              3.0982              3.1291
JUNE 14, 2004                        3.1651             3.1119              3.1349              3.1651
Source: Brazilian Central Bank

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

Prior to 1995, Brazil experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation, has had significant negative effects on the Brazilian economy in general. Beginning in December 1993, the Brazilian government introduced an economic stabilization plan called the Real Plan. The primary objectives of the Real Plan were to reduce inflation and develop an environment for sustained economic growth.

On July 1, 1994, the Brazilian government introduced the new currency, the Real. Since the introduction of the Real, Brazil's inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the General Price Index (IGP-M) of Fundacao Getulio Vargas, were:

    Year                                               Rate of Inflation
    1993...............................................2,567.34%
    1994...............................................1,246.62%
    1995...............................................15.24%
    1996...............................................9.20%
    1997...............................................7.74%
    1998...............................................1.78%
    1999...............................................20.1%
    2000 ..............................................9.95%
    2001 ..............................................10.38%
    2002 ..............................................25.30%
    2003 ..............................................8.71%

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

Because of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and has taken several exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

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

Currently, in order to remit the proceeds of distributions on, and gains with respect to, the Preferred Shares to the U.S., the Depositary must register with the Central Bank the amount invested by non-Brazilians in the Preferred Shares underlying the ADSs. The Depositary will register its interest in the Preferred Shares as a foreign investment with the Central Bank. The Central Bank will issue a certificate of foreign capital registration in the name of the Depositary, under which the Custodian will, assuming the continued availability of foreign exchange, be able to convert dividends and other Brazilian currency-denominated distributions from the Company into U.S. dollars and remit such U.S. dollars abroad to the Depositary for distribution to you.

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

Accordingly, adverse developments in emerging market countries could lead to a reduction in both demand and the market price for the preferred shares and ADSs. These events may discourage international investment in Brazil and, more directly, may hurt the market price of the Company's Preferred Shares and ADSs.

Enforcement of civil liabilities may be difficult

The Company is organized under the laws of Brazil. All of the Company's directors and officers and many of its advisors reside in Brazil and substantially all of the assets of these persons and of the Company are located in Brazil. As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce, judgments of non-Brazilian courts, including judgments predicated on civil liability under the U.S. securities laws against the Company or its directors and officers.

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

     o It is authenticated by a Brazilian consular office in the country where it was issued and is accompanied by a sworn translation into Portuguese; and

     o It is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision that for any reason would not be upheld by the courts of Brazil.

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

POLITICAL UNCERTAINTY DURING ELECTIONS CAN INFLUENCE VOLATILITY IN CAPITAL MARKETS AND GENERATE POLITICAL INSTABILITY IN THE SHORT RUN

Due to democratic diversity in Brazil, during election periods, political debates among the candidates and election pools generate uncertainty. This affects the volatility of interest rates, exchange rates and stock market quotes, which may influence the Company's results. Despite this negative situation, the unstable environment generated by elections tends to be short term.

At the end of 2002, Brazil elected a new president from the Workers Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in devaluation of the real against the U.S. dollar in that period as well as deterioration in Brazil sovereign risk and certain macroeconomic indexes.

However, the new government has not departed in any material way from previous policy and the main macroeconomic fundamentals had reverted the negative trend registered by the second half 2002. Any substantial negative reaction to the policies of the Brazilian government could adversely affect the Company's business, operations and the market price of the Company's preferred shares and ADSs.

RISKS RELATING TO THE COMPANY'S BUSINESS

THE BUSINESS INVOLVES BREEDING OF ANIMALS AND MEAT PROCESSING

The Company's operations involve raising animals, which is subject to a variety of risks, including disease, contamination, consumer health concerns and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company's products and therefore could have a significant impact on its operations. The Company's sales are dependent on consumer preferences, and the loss of consumer confidence in the products sold by Brazilian producers because of disease or contamination could affect the Company's results of operations.

GRAINS ARE THE MOST REPRESENTATIVE ISOLATED COMPONENT OF COGS AND ARE EXPOSED TO THE VOLATILITY OF THE COMMODITY MARKETS

The Brazilian foodstuffs industry, like the processed feed industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. The Company believes that Brazilian and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company's results will not be adversely affected by future downturns in market prices. The largest single component of the Company's cost of sales is the cost of ingredients used in the preparation of feed. The price of most of the Company's food ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company does not currently engage in hedging of its feed costs.

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

COMPETITION IN BOTH DOMESTIC AND FOREIGN LIVESTOCK AND FOOD PROCESSING SECTOR IS VERY STRONG

The Company faces significant competition from other Brazilian producers in the domestic markets in which it sells its products, and from other world producers as well in the export markets in which it sells its products. Other major vertically integrated Brazilian producers compete with the Company. To varying degrees, these companies have substantial financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company's performance will not be adversely affected by increased competition.

INCREASING PROTECTIONIST MEASURES AMONG BRAZIL'S TRADE PARTNERS' COUNTRIES CAN RESTRICT EXPORTS OF THE LIVESTOCK AND MEAT PROCESSING COMPANIES

Due to the growing share of the Brazilian livestock, pork and poultry sector in the international market, companies are increasingly being affected by measures taken by importing countries in order to protect local producers. Because of the competitiveness of Brazilian companies, certain countries have raised several restrictions to prevent the entrance of Brazilian livestock products. Outcomes such as quota restrictions or import suspensions in a certain country or region, can affect substantially the sector's export volumes and consequently the Company's export performance as well as the results of its operations.

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

If the Company loses any of its largest clients, or if they significantly reduce the amount they purchase from the Company, its revenue and operating income could be materially adversely affected

The Company's ten largest customers in 2003 accounted for approximately 21% of the Company's total domestic sales and approximately 11% of its total gross sales. As a result, if the Company loses any of its ten largest customers or they reduce significantly the amount they purchase from the Company, the Company's revenue and operating income could be materially adversely affected. The Company has been developing new client oriented policies to reduce the concentration of revenues in a small number of clients and to spread the related concentration risk.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Sadia's activities are concentrated in the agro industrial and food processing segments. The Company's central administrative headquarters is located at Rua Fortunato Ferraz, 659, Vila Anastacio, Sao Paulo, State of Sao Paulo, CEP 05093-901, Brazil. Its telephone number is (55 11) 3649-3130, and the Company's website is www.sadia.com.br or www.sadia.com and e-mail address is grm@sadia.com.br. Materials posted on the website are not deemed incorporated by reference into this Annual Report nor made a part hereof.

The Company is the leader in all of the markets in which it operates within Brazil (see "Market Share"). Sadia is the largest slaughterer and distributor of poultry and pork products, as well as the largest domestic exporter of poultry, according to the Brazilian Chicken Exports Association (ABEF). Sadia Group is also the largest distributor of frozen and refrigerated meat-based products (according to AC/Nielsen). Sadia Group currently has 34,432 employees (December,
2003).

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

The Company has 11 plants within Brazil, and distributes its product line of approximately 684 items through distribution and sales centers spreaded over Brazil, Latin America, the Middle East, Asia and Europe. The table below shows the Company's production capacity:


Production Capacity (2003)

Production and Capacity Table                 Capacity - 2003         Production - 2003     Production - 2002
Chicken Slaughtering (Million head/year)      482.0                   482.0                 450.2
Turkey Slaughtering (Million head/year)       19.6                    19.0                  19.4
Hogs Slaughtering (Million head/year)         4.0                     3.9                   3.9
Processed Products (Th. Tons/year)            490.0                   405.1                 401.2
Margarine (Th. Tons/year)                     158.2                   144.9                 128.9
Animal Feed (Th. tons)                        4,176.0                 3,765.8               3,658.9

Source: Sadia S.A.


Within Brazil, Sadia's products are marketed in 330,000 points of sales. The Group has three sales centers within South America, and operates in Paraguay and Bolivia through an exclusive distributor. The Company maintains representative offices in Buenos Aires (Argentina), Montevideo (Uruguay), Santiago (Chile), Worcester (UK), Milan (Italy), Tokyo (Japan) and Dubai (United Arab Emirates). The Company exports around 250 different products to approximately 92 countries.

Company Overview

Sadia S.A. began in 1944, with the acquisition by Attilio Fontana of the meatpacker Concordia Ltda., located in the municipality of the same name, in the Western part of the State of Santa Catarina (Brazil). At the time, the Company consisted of a wheat mill and an unfinished slaughterhouse for hogs.

Over the course of its 60-year history, the Company evolved based on two key strategies: the diversification of its portfolio of food products, and investment in quality.

At the end of the 1980s and the beginning of the 1990s, the Company's policy of expansion gave way to rationalization of management and cost structures through reduction by merger of a number of companies in the Sadia Group. Sadia began the 1990s having the controlling ownership in 21 companies, and began to concentrate its operations on the production of processed meat products.

From 1997 forward, management has continued the reorganization of the Sadia Group and has implemented the strategy of concentrating on higher value-added processed products. In 1997, the Company sold its cattle slaughterhouse in Barra do Garcas (State of Mato Grosso), four soybean processing facilities (crushing and refining), 12 purchasing and warehousing centers (for grains), and also transformed its Varzea Grande slaughterhouse (State of Mato Grosso) into a plant for the production of processed meat products. In addition, the transport of the products, which had been made by a fleet of owned vehicles, was outsourced to specialized transportation companies.

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

On December 28, 1999 Sadia acquired the capital stock of Granja Rezende S.A. (primarily a producer and distributor of poultry and pork products) and its wholly owned subsidiaries Rezende Alimentos Ltda., Rezende Oleo Ltda. and Rezende Marketing Comunicacoes Ltda.

Immediately following the acquisition of Granja Rezende, the Company decided to sell Granja Rezende's soybean crushing and oil manufacturing plant, which was not then in operation, and administrative complex.

During 2000, the subsidiary Rezende Alimentos Ltda. was converted from a limited liability company into a corporation and the subsidiary's name was changed to Sadia Alimentos S.A. On December 29, 2000, the then parent was merged into Sadia Alimentos S.A., whose name was then changed to Sadia S.A. The purpose of the merger was to permit an operational and administrative rationalization, and the utilization of tax loss carry forwards.

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

In August 2002, Granja Rezende S/A was merged into Sadia S/A, aiming at cost reduction both through standardization and through rationalization of the administrative and operational activities as well as by resulting reflections of financial and fiscal nature.

In October 2002, the investment in BRF Trading Company was discontinued. The Company was a joint venture between by Sadia (50%) and Perdigao S.A. (50%).

                         GROUP STRUCTURE - December 2003

                                [GRAPHIC OMITTED

The Sadia Group is currently composed of fourteen companies, as shown in the chart above.

Sadia S.A. concentrates all production, slaughtering, distribution and product sales activities within Brazil. Sadia International Ltd. is one of the Company's vehicles for sales outside Brazil, and is a shareholder of the `Churrascaria Beijing' steakhouse, which was established in Beijing in partnership with Sky Dragon, a company linked to the Chinese Ministry of Agriculture. Rezende Oleo and Rezende Mkt. e Comunic. Ltda. are non operational. Sadia G.M.B.H. is a holding that controls Laxness F.C.P.A.Lda., an offshore company responsible for part of Sadia<180>s export operations.Sadia Alimentos is a subsidiary of Sadia International, established in 2003 aiming to develop commercial operations in the Argentine market. Sadia Uruguay and Sadia Chile are each responsible for the distribution and sales of Sadia's products in their respective countries, while Sadia Italia is a representative office. Nordfin Holding Limited owns 40% of Sadia Chile. Ez Food Servicos, also known as Apprimus, is a joint venture with Accor and Grupo Martins, with equal participations for each partner. Concordia Foods is a joint venture company between Sadia (50%) and Sun Valley Foods (50%) to explore the UK market. Concordia CVMCC is a brokerage firm authorized to operate in accordance with current Brazilian legislation.

Business Overview

The Company's operations are organized into three segments: "Processed Products" (frozen and refrigerated products and margarines), "Poultry" (chickens and turkeys) and "Pork".

Of the Company's total gross operating revenue in 2003, 48% was derived from the processed products segment, poultry 39%, pork 10%, and 3% from other activities, such as the grain and by-products segment, hog and poultry breeding, boiled beef parts and resale of products.

Within the strategic policy of the Company to emphasize products with greater added value (processed products), Sadia opted to reduce its activities related to cattle and grains and by-products. Starting in 1998, the effects of this strategy showed in the reduced contribution of such activities in the revenue of the Company. The remaining activities related to the grains and by-products segment currently consist of the crushing of soy to obtain the meal used as a raw material in the production of feed for the Company's stock and that of the integrated producers..

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

The following tables present sales volumes and gross operating revenue (prepared and presented in accordance with US GAAP) for the years ended December 31, 2003, 2002 and 2001.

SALES VOLUME (TONS)            2003             2002               2001

DOMESTIC MARKET                   677,842          751,041              729,642
     Processed Products           529,663          503,612              472,230
     Poultry                      100,419          143,941              185,100
     Pork                          47,760          103,488               72,312
EXPORTS                           668,044          607,694              445,375
     Processed Products            39,936           25,347               16,377
     Poultry                      524,419          494,035              380,118
     Pork                         103,689           88,312               48,880
TOTAL                           1,345,886        1,358,735            1,175,017
   Processed Products             569,599          528,959              488,607
     Poultry                      624,838          637,976              565,218
     Pork                         151,449          191,800              121,192
Source: Sadia

GROSS OPERATING REVENUE         2003                2002               2001
 (in R$ million)

DOMESTIC MARKET                 3,188.2             2,726.8            2,497.1
  Processed Products            2,523.7             1,931.5            1,670.1
  Poultry                       356.0               374.7              410.9
  Pork                          129.8               197.7              137.4
  Other (*)                     178.7               222.9              278.7
EXPORTS                         2,529.3             1,928.0            1,480.0
  Processed Products            284.9               183,1               97.4
  Poultry                       1,787.4             1,385.5             1,148.8
  Pork                          443.0               318.8              186.6
  Other (*)                     14.0                40.6                47.2
TOTAL                           5,717.5             4,654.8             3,977.1
  Processed Products            2,808.6             2,114.6            1,767.5
  Poultry                       2,143.4             1,760.2            1,559.7
  Pork                          572.8               516.5              324.0
  Other (*)                     192.7               263.5              325.9

(*) Other: Grains and by-products, boiled beef parts, pig and chicken breeding and resale of products Source: Sadia

The following table presents the breakdown of gross operating revenue in percentage terms by segment, for the years ended December 31, 2003, 2002 and 2001:

Breakdown of Gross Operating Revenue (in %)

BREAKDOWN OF GROSS OPERATING REVENUE
SEGMENT                           2003              2002                 2001
    Processed Products            49%               45%                  44%
    Poultry                       37%               38%                  40%
    Pork                          10%               11%                  8%
    Other*                        4%                6%                   8%

(*) Other: Grains and by-products, boiled beef parts, pig and chicken breeding and resale of products Source: Sadia

Processed Products

As a result of the Company's strategy of concentrating on higher value-added, higher margin products, the processed products segment results increased significantly as from the second half of the 1990s. Production rose from 239.0 tons in 1994 to 569.6 thousand tons in 2003. Sales of processed products accounted for 48% of the Company's gross operating revenues in 2003.

Sadia operates eleven plants that manufacture processed products, ten of which are dedicated to meat processing and one to margarine production. These plants are located close to their suppliers of raw materials or to the main domestic centers of consumption.

Sadia's processed products segment comprises a wide range of products, including: frozen products (hamburgers, breaded products, ready-made dishes and pizzas), refrigerated products (hams, sausages, frankfurters, bolognas, salamis, cold cuts, product portions and refrigerated pasta) and margarine - the majority of which are sold under the "Sadia" brand.

Sadia sells most of its processed products in the domestic market, which accounted for 89.9% of gross operating revenues from this segment in 2003. The exports of processed products currently account for 10.1% of gross operating revenues, which have grown by 55.6% over the past year.

Most of the raw materials used by Sadia derive from meats and soy oil produced by the Company, with only small volumes of pork acquired from third parties. By contrast, selected suppliers, who are subject to inspection by the Federal Agriculture Ministry, produce all beef that is processed by the Company. There are no suppliers who individually account for over 10% of Sadia's total purchases of beef.

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

The following table presents gross operating revenue from sales of processed products by product line, for the years ended December 31, 2003, 2002 and 2001.

PROCESSED PRODUCTS
GROSS OPERATING REVENUE               2003             2002           2001
 (in R$ million)

Frozen                                482.0           415.7             369.7
    Hamburger                         134.4           105.2              91.8
    Breaded Products                  219.3           183.4             162.4
    Portions                           21.2            20.1              15.1
    Frozen ready-made dishes          107.1           107.0             100.4
Refrigerated                        1,793.9         1,329.5           1,122.0
    Ham and Related                   299.0           239.1             235.5
    Sausages                          420.4           308.9             258.6
    Frankfurters                      182.2           139.5             119.3
    "Light" line                      151.8           133.9             124.2
    Bolognas                          129.1            99.6              88.7
    Salamis                            64.5            55.5              56.9
    Cold cuts                          39.0            39.1              42.2
    Other                             507.9           313.9             196.6
Margarine                             532.7           369.4             275.8

TOTAL                               2,808.6         2,114.6           1,767.5

Poultry and Pork

In 2003, Sadia's sales of non-processed products reached R$ 2,716.2 million, and accounted for 47.5% of the Company's total gross operating revenue. Among such products, chicken is the most significant, accounting for 31.1% of total sales in 2003, followed by turkeys and pork, which accounted for 7.7% and 9.8% of sales, respectively. The Company exports significant amounts of fresh meat, which in 2003, accounted for 88.7% of total export revenue.

Sadia operates seven chicken slaughterhouses. Three are located in the State of Parana, two in the State of Santa Catarina, one in the State of Minas Gerais and one in the State of Mato Grosso. The Company also operates three turkey slaughterhouses, one in Santa Catarina State, one in Minas Gerais State and one in Parana State, and five slaughterhouses for hogs, two in Parana State, one in Santa Catarina State, one in Minas Gerais State and one in Rio Grande do Sul State. The table below shows slaughtering volumes of the Company for the years ended December 31, 2003, 2002 and 2001 in thousands of units:

SLAUGHTERING  VOLUMES   (million units)
                                   2003            2002            2001
Chickens                          482.0           450.2           435.9
Turkeys                            19.0            19.4            20.9
Hogs                                3.9             3.9             3.6
Source: Sadia

The following table shows gross operating revenue from non-processed products, for the years ended December 31, 2003, 2002 and 2001.

POULTRY AND PORK
GROSS OPERATING REVENUE (in R$ million)

                                   2003                2002              2001

Non-Processed Products
Poultry                         2,143.4              1.760,2         1.559.7
Chickens                        1,692.6              1.413,7         1.267.9
Whole                             667.0                677.3           564.5
Parts                             931.8                662.4           584.8
By-products/Other                  93.8                 74.0           118.6
Turkeys                           450.8                346,5           291.8
Whole                              73.8                 74.6            67.2
Parts                             366.7                261.2           220.0
By-products/Other                  10.3                 10.7             4.6
Pork                              572.8                516.5           324.0
Total                           2,716.3              2,276.7         1,883.7
Source: Sadia

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

Grandparent and parent stock. The Company imports grandparent stock from the United States in the form of eggs that are hatched in Sadia's hatcheries and then raised on Company-owned farms. These birds produce parent stock that is also raised on Company-owned farms, and that in turn produce eggs. The operation involves nine hatchery centers, six of which produce "one-day-chicks" and three "one-day-turkeys". The "one-day-chicks" are supplied to third-party out growers. Sadia operates a similar system for turkeys, importing eggs from Canada to produce grandparent stock that in turn produces parent stock that is raised on Company-owned farms. The Company is not dependent on any foreign supplier for its genetic resources, nor does it face any barriers to their development.

Commercial Stock. The "one-day-chicks" produced by parent stock are supplied to integrated outgrowers who are responsible for raising the birds. The Company has contracts with approximately 5,300 out growers, to which it provides feed, technical and veterinary assistance to allow such out growers the outgrowing process up to the time the birds reach slaughtering age, which for chickens is normally 40 days (at a weight of 1.93 kg). There are no employment agreements between Sadia and the outgrowers, who generally carry out this activity in order to supplement their income. Most outgrowers farm on a small scale and raise six flocks per year (each flock consists of approximately 14,000 chickens). The Company remains the owner of the birds, and at the end of each production cycle, pays an outgrowing commission fee based on a performance index that is calculated as a function of indicators such as bird mortality, feed to meat conversion ratio and average weight. The fee paid to the integrated farmers covers the outgrowing costs, raw materials, labor and their net profit.

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

Half the parent stock produced by Sadia is supplied to integrated outgrowers who receive feed, medicine and technical assistance by way of support. These parent animals produce hogs that are sold to Sadia for slaughter, after the fattening process is completed. The other half of the parent stock produced by the Company is sold to piglet producers, who also receive feed, medicine and technical assistance. Sadia repurchases the piglets at market prices and distributes them to integrated outgrowers, who after the fattening process sell such pigs to Sadia for slaughtering.

Slaughtering. The hogs are slaughtered through a process in which they are bled after being stunned electrically. After heating to a temperature of 60/64o C, their bristles are removed by automatic machines. The animals are then dried, flamed, brushed and gutted, which process is subject to health inspection. After cooling to a temperature of 5o C, the carcasses are cut up and processed.

Industry Overview - Domestic and International Markets
Processed Products
Consumption of processed products is influenced by several factors, including the increase in consumer income, and efforts related to the development of products, with a view to meeting consumer demand for more sophisticated products.

The processed products segment is divided into three categories: frozen products, refrigerated products and margarines.

Frozen Processed Products

In 2003, the Brazilian market for frozen processed products accounted for revenue of US$358,209 thousand. Approximately 80.3% of this total is attributable to the two largest companies - Sadia and Perdigao S.A.

Consumption of frozen products is less sensitive to variations in income among the population. This is explained by the fact that higher income groups consume a large proportion of the total volume of the segment.


Brazilian Market for Frozen Processed Products.

                           2003          2002          2001         2000          1999
Sales (US$ `000)           358,209       284,342       293,815      299,630       293,957
change %                   26.0%         (3.2%)        (1.9%)       1.9%          (24.3%)
Volume (tons)              127,153       107,494       91,722       74,359        73,053
change %                   18.3%         17.2%         23.4%        1,8%          10.3%
Source: ACNielsen

Due to the characteristics of frozen processed products - with production concentrated among a small number of companies, and supply aimed at a more restricted group of consumers - the Company believes that volume sales of frozen processed products will maintain their growth trend, although at rates below the 10% annual average registered between 1998 and 2003. In any case, since the market for frozen processed products is still far from mature within Brazil, the Company believes that its medium and long-term prospects are highly positive based on the trend over the preceding six years.
Refrigerated Processed Products

In 2003, the Brazilian market for refrigerated processed products accounted for sales of US$ 1,312.5 million. The two largest companies in this market together accounted for approximately 56.0% of net sales, according to ACNielsen, with the remaining share being split among a large number of small companies.


Brazilian Market for Refrigerated Processed Products

BRAZIL                     2003           2002           2001           2000            1999
 Sales  (US$ `000)         1,312,517      954,908        1,112,836      1,403,449       1,306,432
change %                   37.5%          (14.2%)        (20.7%)        7.4%            (32.5%)
Volume (tons)              627,318        582,845        575,111        569,043         559,261
change %                   7.6%           1.3%           1.1%           1.7%            6.7%

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

Principal markets where the Company competes

In 2001, Sadia had an average of 37.2% of its gross operating revenues provided from exports, in 2002 the Company increased this ratio to 41.4% and in 2003 exports reached 44.2% of total sales. The table set forth below presents the main regions of the world where the Company has commercial relations and the discussion that follows describes the main trends and expectations for its markets.


                                                          2003              2002              2001

      Europe                                                   912,252      581,936            498,303
      Middle East                                              632,991      542,748            498,303
      Asia                                                     353,731      291,948            218,767
      South America                                            130,322       50,944             63,807
      Emerging markets (mainly Russia and other
      former Soviet Union countries)                           630,332      491,804            240,036
      Adjustments for US GAAP presentation                   (130,349)     (31,383)           (39,168)
                                                             2,529,279    1,927,997          1,480,048

This information has been prepared and presented in accordance with Brazilian GAAP that is adjusted for US GAAP presentation. Refer to Note 19 to consolidated financial statements for details on primary differences between Brazilian GAAP and US GAAP.

Even with the increasing restrictions against Brazilian poultry, Sadia has been able to improve its presence in Europe, which comprised 34.3% of the total amount exported during 2003. This region demand is mainly for poultry cuts and processed food. In the Middle East region, the Company has a traditional presence and a recognized brand leadership. These countries consume whole poultry and processed products. Eurasia is the main market for pork and also consumes whole poultry and special cuts. The quota regime recently imposed by Russia will not affect Sadia's long-term strategy plans for the region. In South America and Emerging Markets, Sadia foresees a potential opportunity for the expansion of its exports as the Company's presence in these regions improves.

Market Overview

Poultry - Chicken and Turkey

DOMESTIC ENVIRONMENT

The Brazilian poultry market is a complex sector where a few large companies share the market with small producers. According to ABEF, (Brazilian Poultry Exporters Association), the four largest chicken producers in Brazil are responsible for only 37.5% of the market supply. The low concentration in the market increases competition on whole poultry and parts. Prices are subject to supply and demand imbalances.

Many of these small companies operate under low quality standards because of the large number of producers and government difficulties to inspect producers on a regular basis. Additionally, there is widespread belief that tax evasion practices among these producers reduce their cost levels when compared to other companies in the market.

The recent numbers of Brazilian domestic consumption of fresh chicken have indicated that the market is determined by average income conditions and the GDP reduction in 2003was also followed by the decrease in per capita consumption, as shown in the chart below.

                                [GRAPHIC OMITTED

Source: IBGE (Brazilian Institute of Geography and Statistics Studies)

After seven years of growth in per capita consumption, there was a 3.4% drop during 2003. This situation is explained by the reduction of average income, due to the decrease in consumers' purchasing power in the period. As GDP is not expected to grow significantly, the domestic sector should have slight growth, or even a decrease in the next three years. According to CONAB (Brazilian Supply Federation), per capita consumption is forecasted to be at 31.4 kg in 2004.

INTERNATIONAL ENVIRONMENT

The following analysis was prepared based on information gathered from USDA/FAS market analysis report, CONAB market analysis, Avisite website reports and Sadia's reports.

In contrast to the local market, poultry export business in Brazil has grown rapidly since the mid 90's. This can be explained by the production shift of large Brazilian companies exports, as well as by the competitiveness of Brazilian poultry. Recently sanitary problems in the main producing countries such as the Mad Cow Disease (BSE) cases in Europe, Avian Influenza (AI) problems in Thailand and both BSE and AI cases in the United States has changed the world broiler trade framework. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry meat favoured as the most competitive exporter of quality poultry cuts and mechanically de-boned chicken meat. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets which Brazil has access to has risen from 107 to 120 at the beginning of 2004.

According to USDA Livestock and Poultry Report, world total broiler meat exports are forecast to decrease marginally in 2004, but imports from major countries are expected to decline 12 %. This is a consequence of restrictions imposed by the world's main importers - China, Japan, and European Union, due to Avian Influenza. The Russian restrictions on poultry meat quota levels for 2004 are also influencing the forecast levels on poultry trade for this year. These four markets accounted for more than 62% of world total broiler meat imports by major importers in 2003.


                                             WORLD BROILER BALANCE (THOUSAND TONS.)
                                       2003 (P)                                   2004 (F)
                       Production      Consumption      Exports    Production      Consumption     Exports
 United States           14,696           12,534         2,237       15,226           12,987        2,248
 Brazil                   7,645           5,742          1,904        8,105           6,005         2,100
 European Union           6,466           6,216           730         6,695           6,315          780
 China                   10,000           10,066          388        10,000           9,910          310
 Japan                    1,127           1,842            -          1,125           1,670           -
 Other                   13,979           15,952          816        14,471           16,593         608
 World                   53,913           52,352         6,075       55,622           53,480        6,046

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler Summary (p) preliminary (f) forecast

For the world's main countries, it is expected that production will continue to grow during 2004. Although exports are expected to be lower on a worldwide basis, Brazil's exports are expected to increase, while US and China are forecasted to have slight growth and decrease, respectively. This is a consequence of reduction in the main importing countries, due to the avian influenza crisis outbreak among exporters. As the disease did not affect Brazil, exports are expected to grow 10.3%.

BROILER IMPORTS (THOUSAND TONS)
                                     2003(P)                      2004 (F)
Russia                                1.100                          990
Japan                                  695                           520
European Union                         480                           400
Saudi Arabia                           390                           395
China                                  454                           220
Hong Kong                              154                           170
United Arab Emirates                   145                           140
Other Countries                        960                           987
World Total                           4,378                         3,822

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler Summary (p) preliminary (f) forecast

Despite the fact that 2004 Japanese broiler meat imports are expected to be 25.2% lower as compared to 2003, imports from Brazil are projected to increase during 2004. Nonetheless, Japan's total consumption is projected to be 9.3% lower because of consumer concerns about broiler meat quality.

Among the European Union Countries (in this analysis newly-admitted countries are not included) Broiler meat imports in 2004 are expected to decrease 16.7% from 2003. This is due to an increase in EU supplies, because of the expected production recovery from Avian Influenza in the Netherlands. Imports for 2004 are also expected to fully reflect restrictions against to salted poultry in 2003, which had reclassified lightly salted poultry products to a frozen tariff classification. This change is more likely to affect suppliers from Brazil and Thailand, who have historically supplied nearly 80 percent of total EU broiler imports. Despite Thai fresh poultry being banned from Europe, a portion of its exports into the EU is made up of cooked chicken meat that will not be affected by the Avian Influenza ban. In addition, the change in tariff classification regarding salted poultry meat does not apply to cooked or processed food.

In China, broiler meat imports in 2004 are expected to decline 51.5% from 2003 imports, due to the country's strict quarantine and sanitary requirements in response to the discovery of Avian Influenza in the United States.

For the Middle Eastern countries, imports in 2004 are forecast to increase 1.3%, as a consequence of more competitive prices compared to domestically produced products. Governmental incentives to local production should facilitate expansion in 2004, lowering costs. About 40% of domestic broiler meat consumption is supplied by imports, and Brazil has 60% of market share in the frozen chicken meat segment.

In Russia, broiler meat imports in 2004 are forecasted to decrease 10.0% from 2003 due to the quota restriction regime in the country. Investments in the domestic broiler industry will continue to expand production capacity and stocks are expected to be used to meet strong domestic demand. This situation is directly influenced by tight supply and strong demand, combined with general price increases because of world poultry markets trade imbalances from Avian Influenza outbreaks.


RUSSIAN QUOTA DISTRIBUTION FOR 2004 (SUPPLYING COUNTRIES)
COUNTRIES                                             QUOTA (THOUSAND TONS)      %
United States                                                            771.9     73,5%
European Union and other*                                                205.0     19,5%
Paraguai                                                                   5.0      0,5%
Other                                                                     68.1      6,5%
Total                                                                  1,050.0      100%
RUSSIAN QUOTA LIMITS (BY PERIOD)
PERIOD                                                THOUSAND TONS.
From April 2003 to Dec. 2003                                                       744.0
2004                                                                             1,050.0
2005                                                                             1,050.0
From January to April 2006                                                         306.0

* Poland, Czech Republic, Hungary, Slovakia, Lithuania, Latvia, Estonia, Cyprus, and Malta Island Source: Russian Federation Government

Pork Market Overview

DOMESTIC ENVIRONMENT

As in the poultry meat business, the decreasing purchasing power of the Brazilian population lowered pork meat based products consumption in 2003. Despite a continuous price decrease since 2002, due to the oversupplied market as a consequence of restrictions raised in the export market, domestic market consumption still low. Since 2000, per capita consumption has been decreasing in Brazil and from 2002 to 2003, this ratio registered a 9.5% decrease. As the Russian market tends to keep restricted until 2006, price is still expected to remain low.

Additionally, processing companies are subjected to the same problems faced in the poultry market - unfair competition with small, low quality producers. Although these problems influences product quality, there is still very low perception by part of the population on the risks involved and price dumping is broadly practiced.

                                [GRAPHIC OMITTED

Source: Abipecs (Brazilian Pork Exporters Association)

Brazilian pork breeding and slaughtering is increasing its productivity efficiency year after year. Measured by the average birth rate of piglets, productivity doubled since the 1970's - in 2003, the birth rate reached 24 animals per female and at 160 days old, animals weights 100Kg in average, ready to be slaughtered. Research has also contributed to reduce fat by 31%, cholesterol by 10% and calories by 14% in the pork produced in Brazil. This enhancement allows for a better productivity of prime cuts, more meat per carcass as well as more nutritious, and healthier meat. The following table presents information on production indicators of the segment in the last five years.

                                    2003         2002        2001        2000         1999
Sow Number (Thousand)               2,486.0      2,871.0     2,663.0     2,461.0      2,312.0
Slaughtered (Million Head)          34.5         37.7        34.9        32.3         23.5
Thousand Tons Produced              2,698.0      2,872.0     2,730.0     2,556.0      1,834.0
Exports                             491.0        476.0       265.0       127.0        87.0
Imports                             1.0          1.0         1.0         1.0          0.7

Source: ABIPECS 2003 Annual Report

As demand levels has been decreasing in the last several years, the sales efforts of Brazilian producers have been oriented to the export market, which accounted for 82% of production shipments in 2003.

INTERNATIONAL ENVIRONMENT

The international trade market framework for pork has passed through significant changes since BSE and avian influenza outbreaks appeared in late 2003 and early 2004. The change in consumption habits from beef and poultry meat based products to pork meat can positively affect growth in both pork production and consumption in the near term. Nevertheless, there is an increasing awareness that meat trade flows are becoming largely dictated by sanitary conditions and regulations. Exporters worry that market access, driven by trade policy, as well as veterinary and food safety controls, can become easily susceptible to non-tariff trade barriers, especially when those controls are not based on technical criteria. Within this very uncertain environment, exporting countries are trying to maintain a competitive position in lucrative markets. At the same time, importing countries are seeking to ensure fairness for their domestic producers, while also safeguarding the health and economic needs of their consumers.

From total Brazilian pork production in 2003, 23% was exported, with more than 65 % of these exports shipped to Russia. Under the 2004 Russian quota system, Brazilian pork will compete for a share of the 179,500 ton quota reserved for "other countries" a considerably lower amount when compared to the 300,000 tons shipped in 2003. There are alternatives to compensate for the decrease in Singapore, South Africa, the Netherlands, and Argentina, but the decrease in the short term is expected to be 30%, according to USDA estimates.


                                                            WORLD PORK BALANCE
                                             2003 (P)                                2004 (F)
                              PRODUCTION   CONSUMPTION      EXPORTS   PRODUCTION   CONSUMPTION      EXPORTS
China                            44,600         44,467         282       45,940         45,725         370
European Union                   17,800         16,750        1,150      17,800         16,730        1,140
United States                    9,073          8,833          779       9,195          8,894          828
Brazil                           2,560          1,957          603       2,480          2,060          425
Russia                           1,710          2,309           -        1,760          2,319           -
Japan                            1,259          2,372           -        1,270          2,590           -
Other                           (53,327)       (52,384)       (653)     (54,545)       (53,561)       (682)
World                            87,964         87,548        4,246      89,141         88,966        4,184

Source: FAS, official statistics and inter-agency analysis, USDA, Pork Summary
(p) preliminary  (f) forecast

According to USDA, U.S. pork production is forecasted to increase 1.3% in 2004. Foreign demand for U.S. pork is expected to remain strong in 2004, especially as increasing concerns over BSE and avian influenza continue to affect trade in beef and poultry.

European Union countries are expected to register stable production levels in 2004, with increasing price levels as a consequence of low inventories, reduced sow numbers and growing consumer demand. This trend can also be affected by concerns over rising feed prices, as well as the relative strength of the Euro vis-a-vis the U.S. dollar. With the new 10 country accession, the EU Commission estimates that the new pork production in the region will immediately increase by up to 25 %. However, pork consumption in those countries is very high, and price is still likely to continue increase.


                              PORK IMPORTS
                                        2003(P)           2004 (F)
Japan                                    1,133              1,300
Russia                                    600                560
Mexico                                    371                385
Hong Kong                                 302                335
South Korea                               153                175
China                                     149                155
European Union                             70                70
Other Countries                          1,085               941
World Total                              3,863              3,921

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler Summary (p) preliminary (f) forecast

Japan is the world's largest pork importer. Declining stocks and strong consumer demand are expected to push 2004 pork imports 14.7% above 2003 levels.

With the imbalances in beef and poultry supplies, Hong Kong's 2004 pork imports are forecasted to increase 11%. Around 19% of Hong Kong's pork imports are expected to be re-exported, mainly to China. China and Brazil are Hong Kong's two largest suppliers, each respectively accounting for 43 percent and 20 percent of all imports.

As with poultry, the Russian Government raised tariff rate quotas on pork for 2004. Consequently, Russia's pork imports are expected to decline 6.7% in 2004. This measure will likely benefit countries like Poland and Hungary, which are very competitive in prepared and preserved pork products. Due to these restrictions Brazil, which was responsible for 54% of Russian pork imports supply, is expected to decrease its market share.

RUSSIA 2004 PORK IMPORTS QUOTA (TONS)

European Union                               227,300
United States                                 42,200
Paraguay                                       1,000
Other countries (except CIS countries)       179,500
Total                                        450,000

Source: FAS, official statistics and inter-agency analysis, USDA, Broiler
Summary

Seasonal Nature of Business

Chicken and pork. Not seasonal in nature.

Processed products. Processed products are seasonal only in the celebration products, with a higher volume of sales in the fourth quarter.

Turkeys. Turkey production activities are seasonal in nature with respect to "whole turkeys", whose production is concentrated in the second half of the year, with a higher volume of sales in the fourth quarter because of Christmas holidays.

Raw Materials

The Company owns eight animal feed plants with an installed capacity of 4.2 million tons per year, a volume sufficient to supply all the animal feed requirements of its breeding operations. The basic raw materials used in animal feed production are corn and soybeans, in a mix that contains preservatives and micronutrients. Sadia supplies the basic animal feed to its out growers and sells the remainder on the spot market.

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

The Company incurred advertising expenses of R$96,845, R$82,154 and R$90,519, during the years ended December 31, 2003, 2002 and 2001, respectively.

Marketing expenses are related to investments in advertising of specific campaigns for the launch of higher value-added products and for the reinforcement of Sadia's brand name. Business Strategy

Sadia's strategy for maintaining its leadership in the Brazilian food market and winning share in the international market is to capitalize on the Company's competitive advantages in its principal segments of operation, and to concentrate on:

o Developing and introducing value-added products: The Company has invested and intends to continue investing in maintaining and enhancing its market share in the processed products segment, while expanding poultry and pork sales, through value-added products, mainly to export.

o Promoting the "Sadia" brand: The Company is undertaking consistent marketing initiatives that emphasize the quality of its products;

o Achieving economies of scale through further integration of the activities of the Company: Sadia has focused on improving efficiency and reducing distribution costs by modernizing its distribution centers, implementing an enhanced logistic information system and a distribution routing system and automating/optimizing its sales branch management; and

o Exports: The Company is increasing exports while changing product mix to more value-added products and diversifying export destinations.
Logistics

One of the main competitive advantages of Sadia in Brazil is its logistics system and distribution channels. The Company has been taking many initiatives to keep sustaining its leadership, which includes partnerships, information technology investments and the development of new procedures.

Distribution

The Company has distribution and sales centers within Brazil and three sales offices in Latin American countries (Argentina, Uruguay and Chile), as well as an exclusive distributor in Paraguay and Bolivia, and four representative offices outside Latin America (Milan, Tokyo, Worcester and Dubai).

Within the Brazilian market, Sadia sells its finished products to wholesale and retail outlets, as well as to institutional clients. For the year ended December 31, 2003, the Company sold through approximately 330,000 points of sale throughout Brazil.

Sadia's distribution strategy is supported by direct sales to customers, thereby avoiding concentration among a few large customers.

In 2003, 53% of exports were sold to approximately 10 long-standing customers. All of these customers have imported increasing quantities of the Company's products over the last ten years. European countries corresponded to 38.4% of export sales in 2003 against 22% in 1999, partly because of a consistent strategic marketing campaign and in part due to a distribution partnership made with SunValley, a British food processing company, which is responsible for the distribution of Sadia's products in eastern European countries. Exports to emerging markets, such as Russia and other former Soviet Union countries, had also been growing consistently, mainly due to pork and chicken exports, representing 88% of total exports in 2003. The America region, which comprises North, Central and South America, represented 5% in 2003 against 3% in 2002, mainly due to the expansion of exports to Andean countries.

Transport

Sadia uses trucks as the primary method of distributing its products in Brazil. The Company's distribution system is handled by a network of approximately 1,500 hired vehicles, which service customers directly throughout Brazil. Exports are mostly shipped by sea.

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

Market Share

Sadia is the Brazilian leader in frozen and refrigerated processed products according to ACNielsen's surveys. Its market position is supported by significant investments in its brand, its distribution channels and in quality control.

Ranking in Brazil - 2003

                                   Position   Market Share           Source
Frozen Processed Products          1st                 45.6%         NIELSEN*
Refrigerated Processed Products    1st                 30.1%         NIELSEN*
Margarine                          1st                 28.8%         NIELSEN*

* By revenue

In order to maintain its market share, the Company will continue to concentrate on launchings of higher value-added products. In 2003, Sadia launched 53 products, against 56 products in 2002 and 65 products in 2001.

Processed Products

Sadia is the domestic leader in processed products (according to ACNielsen), with a 45.6% market share of frozen products and a 30.1% share of refrigerated products.

Sadia has also assumed the leadership in the domestic margarine market, according to ACNielsen, with a market share of 28.8% in 2003.


Brazilian Margarine Market

BRAZIL                            2003          2002           2001          2000          1999
Value  (US$ `000)                   478,882       363,157        352,554       419,016      447,556
Change  %                             31.9%          3.0%                       (6.4%)      (27.6%)
                                                                 (15.9%)
Volume (Tons)                       272,912       262,527        249,035       245,466      242,775
 Change %                              4.0%          5.4%           1.5%          1.1%         1.4%

Source: Nielsen

Poultry

In 2003, the Company had a12.9% share of domestic chicken production, and a 23% share of the Brazilian poultry export market. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. Today the market is shared with other competitors, but Sadia is still in the leadership, with 72.5% of total sales.
Brazil is a competitor in the international poultry market, ranking as the second largest exporter in 2003 (according to FAS statistics), with exports around 1,904 thousand tons. Competitive advantages such as raw materials, climate and the local labor force are responsible for its performance.

Pork

Approximately 70% of Sadia's pork production is used in its processed products segment. The remainder is sold as fresh meat cuts in the domestic and international markets. According to the Brazilian Pork Producers Association, in 2003, the Company had a 11.3 % share of domestic pork production, and a 21.3% share of the Brazilian pork export market.

Investments in Operations

In 2003, Sadia invested R$105.8 million in operations - 5.7% less than in 2002. Of this amount, 40.9% was allocated to processed products, 39.7% to poultry, 5.2% to pork, and 14.2% in the administrative area. These resources allowed the Company to launch 53 products.. In 2002, Sadia invested R$ 112.1 million in operations - 8.3% more than in 2001, 39.9% of which was directed towards processed products, 30.9% to poultry, 14.8% to pork, and 14.4% in other activities.

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

Sadia, as a producer of foodstuffs using a wide range of industrial processes - especially its meat product lines which require slaughter of animals - is therefore subject to compliance with all of the legal requirements, covering environmental risks that are customary in these processes, such as rules governing treatment of liquid effluents, solid organic waste, particulate suspension and odors. The Company is careful to respect the environment at all stages of the production chain, including its activities in the field, the design of packaging (developed with a view to reducing the quantity of raw materials used) and adapting the same to recycling processes. In addition to simply treating residues, Sadia invests in minimizing the generation of these by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. Sadia's expenditures related to meeting environmental requirements and in process optimization amounted to R$ 15.8 million in 2003(R$ 3.7 million in 2002 and R$ 8.5 million in 2001.).

The Chapeco industrial facility is certified by ISO-14001 certification - recognized by the BVQI (Bureau Veritas Qualite Internationale) since 1999. The conclusion of the process to adjust the Paranagua (PR) plant to the ISO 14001 regulations by the end of 2003 resulted in its certification by the Bureau Veritas Quality International. This certification, attests the conformity of environmental management systems to the ecosystem in which it operatesand assures a world recognized certification that acts as a guarantee of environmental quality, which is required by many countries as a prerequisite for trade relations.

Other achievements in 2003 comprise the New Effluent Treatment Technologies Project. Studies are being conducted in partnership with the Federal University of Santa Catarina (UFSC) and the Hannover University in Germany. Their purpose is to adopt the use of new techniques for purifying water during the final phase of treatment.

During 2003, Sadia Paranagua won first place in the state of Parana in the National prize for Conservation and Rational Use of Energy 2002-2003, run by the Ministry of Mines and Energy and the National Confederation of Industry (CNI), in the manufacturing category, electric energy division. The unit was also classified in second place in the national contest.

The Toledo plant also placed in the state stage of the contest, in the environmental education category. In August, the Chapeco unit received the Fritz Muller trophy from the Santa Catarina Environmental Foundation in recognition of its work in favor of sustainable development. The Riparian Buffer Zone Reforestation Project recovered and repopulated riverside fauna in the region near the Francisco Beltrao (PR) facility. Some 250,000 seedlings were planted and more than 2 million hatchery fish were introduced.

Human Resources

The Company ended 2003 with 34,432 employees, as compared with 32,184 at the end of 2002. Gross Operating Revenue per employee was R$ 166,053, an increase of 10.9% when compared to 2002. In 2003, the Sadia Corporate University (UniS) project was implemented. It is a way for the Company to conduct and systematize a process of education and learning that is in line with its strategic and long-term objectives. During the year UniS offered MBA programs for 35 employees. UniS maintained the partnership Sadia already had with the State University of Campinas and signed agreements with professors from the University of Sao Paulo and the Getulio Vargas Foundation. Besides the UniS' MBA programs, the Company has an agreement with the Dom Cabral Foundation for training executives. Through UniS, Sadia believes the understanding of the business will be more efficiently disseminated and better employed through concrete action designed to generate value.

The Company distributes 5% of its operating earnings to eligible employees with at least one year of service, excluding equity accounting adjustments, income tax and social contributions. In 2003, the amount corresponded to R$ 30.4 million, with premiums of a minimum of 1.71 times the salary of each employee, for profit sharing bonus for good departmental performance.

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

Employee Benefits

Sadia contributes 0.75% of its payroll to the Attilio Fontana Foundation (`FAF'), a private pension fund. Employees contribute 1.5% of their payroll

One of the ten largest employers in Brazil, the Company spent R$ 71.8 million on benefits during 2003, consisting of meals served, medical assistance, maintenance of day care centers, life insurance and transportation expenses.

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

Brazilian Food Sector Regulation

The Brazilian Minister of Agriculture regulates Sadia's activities, more specifically, by the SDA - Secretaria de Defesa Agropecuaria (Agricultural and Cattle Breeding Defense Secretary) under the DIPOA sector (Animal Products Inspection Department). The latter is responsible for the issuance of regulations, conduct of inspections and legal support in respect to the livestock, animal breeding, food processing and any other activity involving animal related affairs in the Brazilian territory.

C. ORGANIZATIONAL STRUCTURE

Ownership

The Company's most liquid shares are non-voting (Preferred Shares), and 26.4% (December 2003) of these are owned by foreign investors. The Company has no current plans to change its ownership structure.

On December 31, 2003, the Company's share capital consisted of 257,000,000 Common Shares and 426,000,000 Preferred Shares. Of the two types of shares traded in the market, only Common Shares carry voting rights. Under the terms of the Company's By-laws, however, specific rights attach to the non-voting Preferred Shares. In accordance with Brazilian law, a company is entitled to purchase up to 10% (ten percent) of its own stock traded on Brazilian stock exchanges. See "Item 7. Major Shareholders and Related Party Transactions" and
Item 4.A above for organizational chart, for more information.

D. PROPERTY, PLANT AND EQUIPMENT

In 2003, the Company operated 11 industrial plants, which include seven units for poultry production, five units for pork, eight units for animal feed, two units for crushing of soybeans and nine units for processed products. Some plants are multioperational, including several integrated activities. The Company has 15 distribution and commercial centers and nine representative offices and distribution centers abroad.

Operating Units

The table below lists Sadia's operating units and its principal activities:

State       City              Address                              Principal activity

MG          Uberlandia        Av. dos Eucaliptos, 800              Raising and  slaughtering  chickens,  turkeys and hogs,
                                                                   processed products and animal feed
MT          Varzea  Grande /  Alameda  Julio  Muller,  1850 -      Raising and slaughtering  chickens,  processed products
            Campo Verde       Cristo Rei                           and animal feed
PR          Dois Vizinhos     Rua Sen. Attilio Fontana, 2323       Raising  and  slaughtering  chickens;  animal  feed and
                                                                   crushing of soybean.
PR          Francisco         Avenida Attilio Fontana,  s/n(0),    Raising  and  slaughtering  chickens  and  turkeys  and
            Beltrao           Km 4                                 animal feed
PR          Toledo            Av.  Senador  Atilio   Fontana,      Raising and slaughtering  chickens and hogs;  processed
                              1191                                 products; animal feed and soy oil
PR          Ponta Grossa      Rua Leopoldo Froes, 1000             Raising and slaughtering hogs; pizzas and pasta
PR          Paranagua         Av.  Senador  Attilio  Fontana,      Margarine
                              1501 -- Colonia Santa Rita
RJ          Duque de Caxias   Estr.  Venancio  PereiraVeloso,      Processed products
                              1479
RS          Tres Passos       Rua Jose Bonifacio, 300              Raising and slaughtering hogs and animal feed

SC          Chapeco           Av. Sen. Attilio Fontana, 3600       Raising and slaughtering  chickens and turkeys,  animal
                                                                   feed and processed products
SC          Concordia         Rua Senador Attilio Fontana, 86      Raising and slaughtering  chickens and hogs,  processed
                                                                   products and animal feed
SP          Sao Paulo*        Rua Fortunato Ferraz, 365            Processed products

Distribution and Commercial Centers

The table below lists Sadia's Distribution and Commercial Centers and the corresponding region of activity:

State    City          Address                                                          Region of Activity
AM       Manaus        Bairro Chapada - Manaus - AM                                     Brazil North Region
                       CEP: 69050-010
BA       Salvador      Granjas Rurais Presidente Vargas, s/n(degree)- Km 5,5, Trevo     324   Brazil Northeast Region
                       Bairro Campinas de Piraja
                       CEP: 41290-000
CE       Fortaleza     Anel Viario de Fortaleza, km 8,2, Pajucara, Maracanau            Brazil Northeast Region
DF       Brasilia      SIA 33 - lote 150/200                                            Brazil Federal District
                       CEP: 71200-030
MG       Belo          Rua das Canarias, 223 -  Bairro Jardim Atlantico                 Brazil Southeast Region
         Horizonte      CEP: 31560-050
MS       Campo Grande  Rod.  BR 163,  km 04, n(degree)6689 - Cidade  Morena - Zona R    ural, Brazil Central region
                       CEP: 79064-000
MT       Cuiaba        Alameda Julio Muller, 1650                                       Brazil Central States
                       Bairro Porto Velho - Varzea Grande
PA       Belem         Rua dos Pariquis, 2999 - Cremacao - Belem                        Brazil North Region
PE       Recife        Av. Vinte de Janeiro, 958- Bairro Boa Viagem                     Brazil Northeast Region
PR       Curitiba      Rua Carneiro Lobo, 468 - 4(0)andar                               Brazil South Region
                       Batel - CEP: 80240-240
RJ       Rio        de Av. Dona Tereza Cristina, 1478                                   Brazil Southeast Region
         Janeiro       Bairro Capivari - Duque de Caxias - RJ
                       CEP: 25243-620
RS       Porto Alegre  Rua Paul Zivi, 400                                               Brazil South Region
                       Bairro Jardim,  Sao Pedro - CEP: 91040-240
SC       Itajai        Rua Otto Hoier, 134                                              Brazil South Region
                       Sao Vicente - CEP: 88308-100
SP       Sao Paulo*    Rua Fortunato Ferraz, 529/659 -- Terreo                          Brazil Southeast Region
                       Bairro Vila Anastacio
SP       Jundiai       Av. Jose Benatti, s/no, Gleba 3                                  Brazil   Southeast  Region
                       CEP: 013213-085 - Jundiai, SP                                    and Sao Paulo State Region

*In the second half of 2003 the Sao Paulo activities for distribution and product processing were transferred to Ponta Grossa.

Environmental issues affecting the company's activities

As a poultry and hog livestock and slaughtering company, Sadia's activity impacts on environmental issues, especially related to water resources pollution, animal treatment and deforestation. However, the Company takes all measures to comply with the Brazilian environmental regulations.

As a way of ensuring the sustainability of its activities, Sadia has strict policies for reducing consumption of water and uses biomass to substitute fuel oil and gas to generate thermal energy. All its units have water resources treatment facilities to avoid the contamination of water tables and rivers near the units. The Company also strictly supervises the activities taken by the poultry and hog out growers. Finally, The Company has a program for being self sufficient in firewood, maintaining legal forest reserves for all of its manufacturing units. These areas total 25,000 hectares and supply 70% of the Company's firewood requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Company's consolidated financial Statements and notes thereto, and other financial information included elsewhere in this Annual Report.

Through December 31, 1997 the Company's consolidated financial Statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency. In July 1997 the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be used through December 31, 1997. The restated balances of non-monetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting and the financial statement items are no longer restated for inflation beginning January 1, 1998.

Company-related Factors

As part of its Strategic Plan, which focuses on higher value-added products (processed products) together with the simplification of its administrative and corporate structure and the improvement of tax efficiencies, Sadia has implemented the following measures:

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

Sales

The Company adapted its sales structure and commercial policies to the large chain, wholesale (cash and carry), regional mid-size clients, traditional retail (small retail), institutional and distributor channels. The sales force was unified in a single management group, making it possible for the big retail chains to be serviced by an account manager, with the support of coordinators, promoters and restockers.

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

Investments

Granja Rezende

On December 28, 1999 Sadia acquired the capital stock of Granja Rezende S.A.. Granja Rezende is a food producer located in the strategic Mid-West region of Brazil, in the city of Uberlandia, Minas Gerais State. Granja Rezende's results from operations were consolidated with Sadia's figures from the date of acquisition. At the date of acquisition, Granja Rezende's plant consisted of a processed product manufacturing unit, a chicken slaughterhouse, a hog slaughterhouse, poultry and hog breeding farms and hatcheries.

The acquisition was made due to some important regional characteristics: the strategic location in the central region of Brazil close to the suppliers of the main inputs for poultry and pig farming, the close proximity to the major consuming centers, a favorable climate for production and a well organized infrastructure of transport, energy, water, communications and skilled labor. Additionally, the region is served by a road-rail network and multipurpose cargo terminal combining air, land and river transport (the Tiete-Parana waterway) linking the city to the principal markets of Brazil, Mercosur and overseas.

On August 30, 2002 the Company and Granja Rezende merged. Sadia is still producing products under the Rezende brand in other units and is producing Sadia's products in the Granja Rezende unit. The former denominated Granja Rezende's activities are now referred to as Uberlandia Unit.

Lapa Alimentos

During 2000, the investment in Lapa Alimentos S.A. ("Lapa"), a 50 percent owned investee, accounted for on the equity method, was terminated. Property, plant and equipment received from Lapa were valued at estimated fair value less cost to sell and classified as assets available for sale at year-end.

Investment Plans

The Company's investment plans for the year 2004 totals R$ 150.3 million. Of this amount, the processed products segment will receive R$ 92.7 million, directed improvements on processing equipment, Marketing, logistics and distribution will receive R$ 4.0 million, Information Technology R$ 47.9 million and other corporate departments are going to have R$ 5.7 million on investments. The Company expects to fund its investment plan with available cash flow generated from operations.

Company's Operations and Market Overview

The Company's operations are organized into three segments: "Processed Products" (frozen and refrigerated products and margarines), "Poultry" (chickens and turkeys) and "Pork".

Of the Company's total gross operating revenue in 2003, 49% was derived from the processed products segment, poultry 37% and pork 10%, and 4% from other activities, such as the grain and by-products segment, hog and poultry breeding, boiled beef parts, and resale of products.

The Brazilian market has shown a trend towards concentration as structural transformations and economic stabilization consolidate themselves. By way of example, the reduction in transport costs and in taxation tends to reduce the competitive advantages of regional and/or informal companies, as does the greater preference of consumers for quality rather than price, following the reduction of income inequalities.

The six largest companies in the Brazilian poultry sector account for around 45.8% of total Brazilian production, while in the case of pork, the three largest companies account for 26.6%, according to Abef

(www.abef.com.br) and Abipecs (www.abipecs.com.br), respectively. Because of the low capital and reduced technology barriers to entry, there has been a proliferation of independent producers that are able to offer unprocessed products at low prices since they operate on an informal basis. In the frozen and refrigerated product segments, concentration is greater, with the two largest producers accounting for 80.3% and 56.0% of the markets respectively. At times of economic downturn, predatory competition in the non-processed meat segment also tends to affect the refrigerated meat segment.

The growth potential of the Brazilian market, and its low input costs are attractive to international entrants. The main barrier to such companies has nevertheless been the need to build a wide-ranging refrigerated distribution chain, and a network of integrated producers. The prices of the sector's principal raw materials, corn and soybeans, are strongly influenced mainly by climate conditions. As the Company acts as a relevant player in the local grain market - Sadia is one of the largest corn and soybean consumer's of the country
- the bargaining power that it has towards agricultural producers and it's storage capacity gives a positive advantage to the Company when negotiating prices and volumes.

Costs and Operating Expenses

The Company's principal costs of production are incurred in Reais and consist of grains (Corn and Soybeans), packaging, labor and depreciation costs. While input costs are Reais denominated, the international commodity prices (grains and packaging) tend to follow international prices and are influenced by exchange rate fluctuations. The Company operates with an average idle capacity of 18% in processed product lines but can be at full capacity depending on the market demand. Due to the flexibility in production lines and to the diversity of the equipment present in the Company's 11 plants, production can be adapted and reformulated, depending on the Company's needs to face a determined segment demand - night and weekend shifts as well as supply partnerships are broadly used to reduce bottlenecks during the production process.

Corn

During several years, Brazil's corn prices used to be determined only by domestic supply. Production was mainly on relatively small properties and had a low level of mechanization. However, during 2002, due to the Real currency depreciation and the improvement of several local producers, part of their crop was shifted to the international market. Therefore, Brazilian corn prices went up to adjust to international prices.

In Brazil, there are around 20 different regions where buyers can bid for the product. Corn prices tend to be influenced by local supply, but international prices also influence local quotes, according to crop expectations among the main world producers (USA, China and Argentina) and the level of international storage in the main consuming countries (Europe and Japan).

The following chart sets forth Sadia's average monthly buying price of corn for the period between January, 1994 and March 31, 2004:

                                [GRAPHIC OMITTED

Source: Sadia S/A

According to Conab (Brazilian Supply Company), the 2003/2004 crop has shown a 10% decrease in the supply of the grain - from 47.4 to 42.7 million tons, when compared to the 2002/2003 crop. The reduction in the planted area is due to the increase of planted areas of soybean and wheat cultures substitution, which offered better prices for the producer. Productivity levels were also affected by 6.3% negative due to bad climate conditions. Domestic corn prices are increasing lately, due to inventory retentions by producers as well as expectation for a lower winter crop.

Soybean

Soybean producers in Brazil have been increasing their productivity during the last several years and Brazil has become the second largest producer in the world. Soybean production is substantiallymechanized and grains are cultivated on large properties. Producers are well organized and production is oriented to the export market. Production is also spread over several regions among the southern, southeastern and central region of the country, and prices are regionally given by local supply. However, international prices tend to influence local prices when foreign demand and supply are unbalanced.

The following chart sets forth Sadia's average monthly buying price of soybeans for the period between January, 1994 and March 31, 2004:

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

Investment in Debt Securities

The Company is required to assess potential other-than-temporary decline in the market value of its investments in debt securities. If such decline in value is deemed to be other-than-temporary, an imparment loss is recognized in the operating results to the extent of the decline.

Allowance for Doubtful Accounts

The collectibility of the accounts receivable is based on a combination of factors. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, a specific allowance against amounts due is recorded to reduce the net recognized receivable to the amount that is likely to be collected. In addition, an allowance is recorded based on the length of time receivables are past due and historical experiences.

Inventory

At December 31, 2003, the Company's inventory amounted to R$ 899.8 million, with an average turnover of 87 days (103 days in 2002). The main reasons for the variance were the reduction in the livestock and poultry ready to be slaughtered as well as more efficient use of grains and feedstock inventories. The Company updates its inventories on a monthly basis due to the large number of items that are maintained. Grain inventories policies involve anticipated purchases on an average of 100 days with the objective of reducing commodity market impacts on costs. Inventories are stated at lower of cost or market using the average cost method.

Impairment of Long-Lived Assets

The Company is required to assess potential impairments to its long-lived assets, which are primarily property, plant and equipment. If impairment indicators are present, the Company must measure the fair value of the assets in accordance with SFAS 144 "Accounting for the Impairment of Disposal of Long Lived Assets" to determine if adjustments are to be recorded.

Contingencies

The Company is party to certain legal proceedings arising in the normal course of business and is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies are made after considerable analysis of each individual issue. These reserves may change in the future due to changes in the Company's assumptions, the effectiveness of strategies or other factors beyond the Company's control.

Deferred Tax Assets

As of December 31, 2003, the Company had approximately R$127.5 million of net deferred tax asset.

The realization of this asset is based upon estimates of future taxable income. In preparing estimates of future taxable income, the Company used the same assumptions and projections used in its internal 3-year forecasts. Based on these projections, the Company estimates that the loss carry forwards will be fully utilized within 3 years. For more information see Note 16 of the Company's Consolidated Financial Statements. Pension Plan

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, which require that amounts recognized in financial Statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plan. SFAS No. 87 and the policies used by the Company, notably the use of a calculated value of plan assets (which is further described below), generally reduced the volatility of pension income (expense) from changes in pension liability discount rates and the performance of the pension plan's assets.

The most significant element in determining the Company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The company has assumed that the expected long-term rate of return on plan assets will be 12.4%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over every year. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The Company considers a conservative position to estimate this rate, based on future expected salary increases and life expectancy of participants. At December 31, 2003, the Company determined this rate to be 11.3%.

Recently Issued Accounting Standards

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The application of the provisions of SFAS No. 146 did not have a material impact on the consolidated financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation requires expanded disclosure to be made in the guarantor's financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 31, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The adoption of the Interpretation did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interests Entities" ("FIN 46"). The objective of FIN 46, as revised in December 2003, is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. FIN 46 was effective immediately for variable interest entities created after January 31, 2003. The Company expects to adopt the provisions of FIN 6, as revised, for entities that are special purpose entities ("SPES") as of January 1, 2004. For variable interest entities created before February 1, 2003, FIN 46 is effective December 31, 2004. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

In April 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivatives Instruments and Hedging Activities", and FASB Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133". This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial statements. In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS150"). FAS 150 require that an issuer classify certain financial instruments as a liability because that financial instrument embodies an obligation of the issuer. The remaining provisions of FAS 150 expand the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity, depending on the nature of the relationship between the holder and the issuer. FAS 150 is effective upon issuance of new contracts entered into after May 31, 2003, except for the provision related to certain mandatory redeemable noncontrolling interests, which has been deferred indefinitely as a result of Financial Staff Position 150-3. The adoption of the provisions of FAS 150 did not have a material impact on the Company's financial position.

In December 2003, the FASB issued Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132R"). FAS 132R requires additional disclosure regarding certain aspects of pension plans including, but not limited to, asset and investment strategy, expected employer contributions and expected benefit payments. The disclosure requirements of FAS 132R were effective for financial statements of periods ending after December 15, 2003.

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

                                         2003        2002         2001      2000      1999
Real GDP growth (1)                      (0.2%)      1.54%        1.51%     4.2%      1.01%
Inflation (2)                            8.7%        25.30%       10.38%    9.95%     20.1%
Nominal Exchange Rate Variation          (18.2%)     52.27%       19.15%    9.30%     40.01%
Real Interbank Rate - CDI (3)            8.0%        (4.96%)      6.24%     6.82%     4.27%

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

After the implementation of the Real plan, which was based on an exchange rate anchor (Reais x US dollar), inflation rates declined and stabilized at low levels. This new economic environment increased the purchasing power of part of the population, which had been used to high inflation levels and did not have access to financial instruments to reduce their monetary losses due to high inflation. Consumer goods and income experienced a growth and credit availability increased. According to the General Prices Index - IGP- M of the Fundacao Getulio Vargas Brazilian inflation amounted to 1,246.62% in 1994, 15.24% in 1995, 9.20% in 1996, 7.74% in 1997, 1.78% in 1998, 20.1% in 1999,
9.95% in 2000, 10.38% in 2001, 25.30% in 2002 and 8.71% in 2003.

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

Since then, the exchange rate market has been operating under a floating rate regime and the Central Bank has implemented an inflation targeting policy, using internal interest rates to adjust demand. A resulting negative side-effect of this policy can be reflected in high interest rate levels, increasing cost of capital to the Company and raising uncertainty in the financial markets about the capacity of Brazil to pay its debts, increasing the sovereign risk. A floating exchange rate can also be pressured by the deterioration of these fundamentals, affecting dollar-related price references, which has the negative effect of contaminating local prices and causing reduction in consumption and a decrease in GDP growth.

Although the Company uses Reais as its functional currency, a relevant amount of its assets, liabilities and revenues is dollar denominated. In December 2003, R$ 2,529.3 million (44.2%) of the Company's revenues were collected in US Dollars, coming from export proceeds, R$ 1,095.3 million of its assets were dollar denominated, mainly attributable to Brady Bonds, government debt securities and accounts receivable from foreign market clients. The Company's total debt subject to exchange rate variation amounted to R$ 1,818.4 million at December 31, 2003.

The devaluation of the Reais influences the amount available for distribution to the Company's shareholders when measured in U.S. dollars. Considering that the Company has subsidiaries abroad, the devaluation of the Real creates foreign exchange gains and losses, which are included in the Company's foreign currency exchange gain (loss), net account in results of operations. In 2003, on a consolidated basis, the Company recorded foreign exchange gain (including gains from foreign currency swaps) of R$ 61.0 million.

The specific foreign currency risks, which caused Sadia to enter into swap contracts, beginning in March 1999, to protect itself against further possible devaluation of the Real were associated with currency fluctuation exposure on the U.S. dollar denominated (short and long term) debt. The contracts protect against these risks by committing Sadia and the counter-parties to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on foreign currency debt. The Company's net debt foreign currency exposure (U.S. dollar-denominated debt less foreign currency and interest rate swaps contracts) was R$ 668.4 million at December 31, 2003. At December 31, 2003 and 2002 the notional amounts of the outstanding contracts were R$ 1,274,700 and R$ 812,280 and the measurement of these contracts at fair value resulted in losses amounting R$ 53,090 and gains amounting R$ 163,548, respectively. The weighted average pay rates on the Company's outstanding foreign currency and interest rate swap contracts are floating rate based on CDI (Interbank Deposit Certificates). The fair values of the Company's foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. See "Item 10 - Additional Information", and "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

A. OPERATING RESULTS

The following table summarizes certain selected financial data of the Company's Statements of operations, expressed as percentages of net operating revenue, for the years as shown.

                                     YEARS ENDED DECEMBER 31,
                                     2003            2002            2001
                                     -------------------------------------------
                                              %               %               %
Net operating revenue                     100.0           100.0           100.0
Cost of goods sold                       (71.6)          (69.3)          (64.5)
                                     -------------------------------------------
Gross profit                               28.4            30.7            35.5

Selling expenses                         (19.0)          (20.9)          (20.0)
General and administrative expenses       (1.1)           (1.2)           (1.5)
Other operating expenses, net           (0.7)           (0.3)           (0.5)
                                     -------------------------------------------
Total operating expenses                 (20.8)          (22.4)          (22.0)
                                     ===========================================
Operating income                            7.6             8.3            13.5
                                     ===========================================

The following table summarizes certain items of the Company's Statements of operations for the years as shown.


Segment Information - in thousands of Reais - R$

                                                        2003                2002               2001
                                                     ------------------------------------------------
      NET OPERATING REVENUE
      Processed products                              2,412,989           1,818,464         1,613,862
      Poultry                                         2,275,888           1,907,479         1,657,480
      Pork                                              559,578             478,989           290,786
      Other                                               43,669              33,911           72,697
      Adjustments for US GAAP presentation            (151,281)           (51,708)           (32,355)
                                                     ------------------------------------------------
          Total net operating revenue                 5,140,843           4,187,135         3,602,470
                                                     ================================================

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.


                                                         2003               2002               2001
                                                     ------------------------------------------------
      DEPRECIATION EXPENSE
      Processed products                               (54,069)          (46,747)           (46,943)
      Poultry                                          (54,653)          (49,056)           (44,782)
      Pork                                             (14,565)          (13,309)            (8,441)
      Other                                               (961)             (880)            (2,780)
                                                     ------------------------------------------------
          Total depreciation expense allocated
       to                                             (124,248)         (109,992)          (102,946)
          Segments
        Depreciation allocated to administrative
         expenses                                      (12,814)          (12,493)           (11,706)
       Adjustments for US GAAP presentation             37,801            30,349             25,750
                                                     ------------------------------------------------
       Total depreciation expense                      (99,261)          (92,136)           (88,902)
                                                     ================================================


      SEGMENT OPERATING INCOME
      Processed products                               268,483            57,618             84,094
      Poultry                                          198,410           235,217            343,300
      Pork                                              36,593            39,655             57,876
      Other                                              8,189             6,440              9,398
                                                     -----------------------------------------------
          Total operating income                       511,675           338,930            494,668
       Interest expense                              (449,408)          (317,719)          (228,205)
       Interest income and other                       481,609           263,342            152,051
       Foreign currency exchange gain (loss),           52,833           (40,632)          (161,627)
       net
       Adjustments for US GAAP presentation          (125,178)            52,809              3,014
                                                     ------------------------------------------------
       Income before income taxes, equity
       income or loss of investees and minority
       interest                                        471,531           296,730            259,901
                                                     ================================================


      SEGMENT ASSETS                                     2003               2002               2001
                                                     ------------------------------------------------
      Processed products                               449,860           468,610            466,615
      Poultry                                          348,312           362,567            373,292
      Pork                                             109,750           124,222            118,961
      Other                                             49,535            54,537             66,659
      Adjustments for US GAAP presentation            (128,454)         (149,866)          (167,874)
          Total property, plant and equipment          829,003           860,070            857,653

       Reconciling items - corporate assets
         Cash and cash equivalents                   2,610,961         2,315,136            966,388
         Accounts and notes receivable, net            453,936           374,708            374,908
         Inventories                                   920,564           877,366            661,637
         Other corporate assets                        544,748           639,369            428,858
      Adjustments for US GAAP presentation             661,787          (240,888)          (132,013)
                                                     ------------------------------------------------
      Total consolidated assets                      6,149,453         4,975,627          3,325,305
                                                     ================================================

                                                         2003              2002              2001
                                                     ------------------------------------------------
      CAPITALEXPENDITURES
      Processed products                                45,056            48,419             19,227
      Poultry                                           43,799            37,498             27,846
      Pork                                               5,709            17,960              8,619
      Other                                             15,656            17,475             54,808
       AdjustmentsforUSGAAPpresentation                 (4,470)           (9,230)            (6,978)
                                                     ------------------------------------------------
       Total segment capital expenditures              105,750           112,122            103,522
                                                     ================================================

The information above has been prepared and presented in accordance with Brazilian GAAP that is adjusted for US GAAP presentation. Refer to Note 19 to consolidated financial statements for details on primary differences between Brazilian GAAP and US GAAP.

The following table sets forth components of the Company's cost of goods sold, expressed in percentage, for the years as shown.


Composition  of cost of goods      Year ended December 31,
sold (%)
                                            2003                      2002                       2001

Raw Materials                                         77.7                       75.9                      76.5
Labor                                                 11.3                       11.7                      12.6
Depreciation                                           2.5                        2.7                       3.4
Other                                                  8.5                        9.7                       7.5
Total cost of goods sold                             100.0                      100.0                     100.0

Structure and Profitability of the Company's Operations

Period ended December 31, 2003 compared with December 31, 2002

The following discussion presents comparisons of results of operations for the twelve-month periods ended December 31, 2003 and 2002. Additionally, the discussion on December 31, 2002 and 2001 results of operations is presented afterwards.

Gross Operating Revenue

In 2003, Sadia's Gross Operating Revenues posted a 22.8% increase over 2002, reaching R$ 5,717.5 million. Despite the decline observed in the purchasing power of consumers in 2003, domestic sales grew 16.9% compared to 2002. Such increase was primarily due to a greater efficiency in the commercial process, rationalization of the product portfolio, growth of the sales mix and recovery of prices. The Company also maintained its leadership in the frozen, refrigerated, poultry and pork segments, reaching the first position in the margarine segment, from second in 2002. Domestic sales accounted for 55.8% of total revenues. Gross revenues from exports were up by 31.2%, because of an increase in sales to Europe and emerging markets. During 2003 the Company sold 1,345,886 tons, 7.8% percent above the 1,358,735 tons sold during 2002.

Domestic Market

Revenues from domestic sales reached R$ 3,188.2 million, 16.9% above the R$ 2,726.8 million obtained in 2002. During 2003, volume sold decreased 9.7%, from 751,041 tons in 2002 to 677,842 tons in 2003 (including grains and by-products, boiled beef parts, pig and chicken breeding and resale of products) while weighted average sales prices rose 37.5%. The Company entered into negotiations with its major customers was successful in passing along price increases in order to recover profitability of domestic sales.

Export Market

Even with the appreciation of the Real against Dollar in 2003 and the raising of protectionist barriers in some international market regions, revenues increased 31.2%, from R$ 1,928.0 million in 2002 to R$ 2,529.3 million in 2003. Export sales as a percentage of gross revenues increased from 44.7 % in 2002 to 49.6% in 2003 and volumes sold reached 668,044 tons, 9.9% over the 607,694 tons shipped in 2002. This performance resulted from diversifying destinations and increasing exports of processed products.

Processed Products

During the year, the Company continued to increase sales of its higher value added products. Sales in the domestic market were R$ 2,523.7 million during 2003, reaching 529,663 tons, up 30.7% and 5.2%, respectively, when compared to 2002, mainly due to increases in sales prices.

Revenues from exports of processed products rose 55.6%, from R$ 183.1 million in 2002 to R$ 284.9 million, in 2003, in connection with higher volumes exported (57.5% higher as compared to 2002, from 25,347 tons in 2002 to 39,936 tons in 2003). There were no significant increases in the average sales price of exported processed products during 2003.

Poultry

The Company maintained the strategy of increasing export sales, which resulted in a decline in the domestic sales volumes of 30.2% during 2003. The recovery of prices and the improvement in the mix during the year resulted in total revenues of R$ 356.0 million which were only 5.0% lower than total sales revenues in 2002 of R$ 374.7.

Poultry exports totaled R$ 1.8 billion, 29.0% higher than 2002. Unfavourable climate conditions in Europe and sanitary problems in Asia reduced the worldwide stocks of chicken, contributing to a recovery of international prices and an increase in demand for poultry from unaffected regions, like Brazil.

Pork

There was a 53.8% decline in domestic sales volume caused by the redirection of production towards exports, from 103,488 tons in 2002, to 47,760tons in 2003. The continuing strong supply of animals in a down turning domestic economy reduced revenues, which were 34.3% lower than in 2002, dropping from R$ 197.7 million in 2002 to R$ 129.8 million in 2003.

Export volumes amounted to 103,689 tons, 17.4% higher than the 88,312 reached in 2002, while sales grew by 39.0%, from R$ 318.8 million in 2002 to R$ 443.0 million in 2003. Such performance was due to the recovery of the international prices of carcasses and a greater demand by the Russian market caused by the expectation of the establishment of import quotas.

Sales Deductions and Value Added Tax on Sales

Value-added tax on sales consist of ICMS, the Social Contribution on Sales (COFINS) and the contribution to the Social Integration Program (PIS), and amounted R$ 535.3 million, 28.3% above the R$ 417.3 million reached in 2002. Total sales deductions decreased by 17.9% from December 31, 2002 to December 31, 2003, amounting to R$ 50.3 million and R$ 41.3 million, respectively. Sales deductions and VAT ratio as a percentage of gross operating revenues was stable in 10.1% in 2003.

Cost of Goods Sold

In 2003, Cost of Goods Sold was R$ 3,673.0 million, versus R$ 2,903.2 in 2002, and 26.8% higher than in 2002, and represented 71.6% of net revenues, versus 69.3% in the previous year. This increase of 2.3 percentage points is mainly due to higher average prices of packaging material and grains. Average corn market prices increased by 7.9% above year 2002.. The average costs of soybeans for the Company in 2003 were 20.8% above 2002-year average market prices. The Company maintained its inventory policy that involves advance purchases, aimed at alleviating commodity market impacts on its costs.

Selling Expenses

Sales expenses of R$ 975.8 million were 11.3% higher than the R$ 876.8 million in 2002. These expenses represented 19.0% of net revenues, 1.9 percentage points below the ratio registered in 2002. This is a result of lower domestic freight costs, gains in scale in export activities and more efficiency in the use of sales force.

General and Administrative Expenses

In 2003, General and Administrative Expenses totaled R$ 54.2million, representing 1.1% of net revenues, versus R$ 49.1 million in 2002, when they represented 1.2% of net revenues. This is in accordance with certain expense cutting initiatives taken over the year that resulted in lower fees paid to consulting firms and technical assistance.

Other Operating expenses, net

Other operating expenses, net of R$ 36.8 in 2003 is 188.3% higher than the R$
12.8 million posted in 2002. The increase is primarily attributable to the recognition of PIS and Cofins accrual on foreign exchange gains reported in 2003, which amounted R$ 23.0 million in 2003 and R$ 4.9 million in 2002.

Interest Expense

Interest expense in 2003 amounted R$ 450.2 million, 41.8% above the R$ 317.8 million accounted in 2002. This increase in expense of R$ 132.4 million was mainly due to higher losses in swap contracts as compared to 2002.

Interest Income

Interest income increased from R$ 266.5 million in 2002 to R$ 459.8 million in 2003. This 72.5% change was mainly due to increased volume of short-term investments in connection with higher cash surplus and gains on the sales of Brazilian bonds.

Foreign Currency Exchange Gain (Loss), net

Foreign exchange currency gain of R$ 60.9 million reported in 2003 was primarily attributable to the 15% appreciation of Brazilian currency against the US dollar, which is net of a R$ 63.4 million exchange rate loss resulted from the translation of investments denominated in foreign currencies.

Income Tax

The Company reported an income tax benefit of R$ 1.0 million in 2003, against an expense of R$ 12.2 million in the previous year. This is mainly because a significant portion of earnings generated abroad were non-taxable in 2003. In addition, the Company took higher deductibility of interest attributed to shareholders' equity.

Net Income

Based on the aspects described above, the net income increased 64.6% to R$ 473.3 million in 2003, against R$ 284.3 million in 2002.

Period ended December 31, 2002 compared with December 31, 2001

The following discussion presents comparisons of results of operations for the twelve-month periods ended December 31, 2002 and 2001. Additionally, the discussion on December 31, 2001 and 2000 results of operations are presented afterwards.

Gross Operating Revenue

In 2002, Sadia's Gross Operating Revenues posted a 17.0% increase over 2001, reaching R$ 4,654.8 million. The domestic market was less favorable than expected, but the Company maintained its leadership in the frozen, refrigerated, poultry and pork segments, reaching the second position in the margarine segment, from third in 2001. Domestic sales accounted for 58.6% of total revenues. Gross revenues from exports were up by 30.3%, mainly due to increased poultry and pork sales volume to Russia and other emerging markets and favorable foreign exchange effect. During 2002 the Company sold 1,358,735 tons, 15.6% percent above the 1,175,017 tons sold during 2001.

Domestic Market

Revenues from domestic sales reached R$ 2,726.8 million, 9.2% above the R$ 2,497.1million obtained in 2001. During 2002, volume sold increased 2.9%, from 729,642 tons in 2001 to 751,041 tons in 2002 (including grains and by-products, boiled beef parts, pig and chicken breeding and resale of products) while weighted average sales prices slightly rose 6%.

Export Market

During 2002 international average prices for poultry and pork dropped 28.8% and 32.5% respectively in dollar terms, because of the oversupply in European countries and the Russian market. Despite this fact, revenues increased by 30.3%, from R$ 1,480.0 million in 2001 to R$ 1,928.0 million in 2002. Export sales as a percentage of gross revenues increased from 37.2 % in 2001 to 41.4 % in 2002 and volumes sold reached 607,694 tons, 36.4% over the 445,375 tons shipped in 2001.

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

Poultry

During the course of 2002, there was a 22.2% drop in volumes sold in the domestic market for whole birds and pre-cuts of chicken and turkey, which were relocated to the export market. The drop in volumes sold was not offset by price increases and the segment gross revenues were at R$ 374.7 million, 8.8% below the R$ 410.9 million reached in 2001.

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

Cost of Goods Sold

In 2002, Cost of Goods Sold was R$ 2,903.2 million, versus R$ 2,322.7 in 2001, and though 25.0% higher than in 2001, represented 69.3% of net revenues, versus 64.5% in the previous year. This increase of 4.8 percentage points is due to higher prices of dollar denominated cost components - grains and packaging. For Sadia, corn prices increased by 123.2% above year end 2001 closing market prices. The costs of soya for the Company in 2002 were 78% above 2001 closing market prices. The Company maintained its inventory policy that involves advance purchases, aimed at alleviating commodity market impacts on its costs. Salaries and wages are renegotiated on a yearly basis and the date of adjustment depends on the agreements set up with regional Unions for each State where the Company has operations, with a direct impact on labor costs. Depreciation expenses booked as costs represented 2.7% of CGS, versus 3.4%in 2001.

Selling Expenses

Sales expenses of R$ 876.8 million were 21.6% higher than the R$ 720.8 million in 2001. These expenses represented 20.9% of net revenues, 0.9 percentage points above the ratio registered in 2001. This increase in the ratio was mainly because of shipping costs increases, due to larger sales volume.

General and Administrative Expenses

In 2002, General and Administrative Expenses totaled R$ 49.1million, representing 1.2% of net revenues, versus R$ 54.0 million in 2001, when they represented 1.5% of net revenues. This is in line with better dilution of fixed expenses because of the investments in the implementation of a new ERP system, which has resulted in an optimization of certain G&A processes.

Other Operating expenses, net

Other operating expenses, net were a negative result of R$ 12.8 million, 25.1% below the R$ 17.1 million posted in 2001. The decrease is primarily attributable to lower allowances for civil contingences, which amounted to R$ 8.1 million in 2002 and R$ 11.1 million in 2001.

Interest Expense

Interest expense in 2002 amounted R$ 317.8 million, 58.0% above the R$ 201.2 million accounted in 2001. This increase in expense of R$ 116.6 million was mainly due to the growth on Reais denominated short and long term debt, which are subject to higher interest rates (R$ 167.3 million charged in 2002 against R$ 64.1 million charged in 2001).

Interest Income

Interest income increased from R$ 144.6 million in 2001 to R$ 266.5 million in 2002. This 84.3% change was mainly due to higher net cash provided by financing and operating activities. Foreign Currency Exchange Gain (Loss), net

The devaluation of the Brazilian Real during 2002 was offset by several swap and hedge operations. Although there was partially an increase on the Company's dollar based debt from 16% in 2001 to 29.7% of total net debt by the end of 2002, the Company protected its exposure against devaluations of the Real, and entered into foreign currency and interest rate swap contracts to mitigate currency devaluation effects.

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

Net Income

The operating profitability achieved from the Company's operations, principally in the export business, contributed to the earnings growth to R$ 284.3 million in 2002, against an R$ 203.5 million profit posted in 2001.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Sources of Funding

The Company's principal cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, raising of efficiency levels and optimization of processes; and (iii) payment of dividends and interest on equity to Shareholders.

The Company's primary sources of liquidity have traditionally consisted of cash generated from operations and, short-term and long term-debt. The net cash generated by operating activities totaled R$ 902.2 million, R$ 293.9 million and R$ 420.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Short-term and long-term debt presented a total net increase of R$
575.1 million in 2003 and of R$ 1,457.1 million in 2002, with an R$107.4 million decrease in 2001. Sales of disposed fixed assets generated total proceeds of R$
8.7 million, R$ 7.5 million, and R$67.0 million for the years of 2003, 2002 and 2001, respectively. In the year ended December 31, 2003, net operating cash was used in the purchase of property plant and equipment (R$ 105.8 million), payment of dividends (R$ 95.6 million) and investment in equity investees (R$ 2.9 million). In December 31, 2002, net operating cash was used in the purchase of property plant and equipment (R$
112.1 million), payment of dividends (R$ 73.8 million) and investment in equity investees (R$ 2.9 million). In December 31, 2001, the main uses of funds were purchase of property, plant and equipment (R$ 103.5 million) and payment of dividends (R$ 52.6 million) and investment in equity investees (R$ 1.5 million).

Indebtedness and Financial Strategy

The loans taken by the Company are basically intended to finance exports and for investments in fixed assets, both for the modernization and technological update of the plants, for the financing of working capital, and, depending on market conditions, for financial investments.

At the end of 2003, the Company's total interest-bearing debt stood at R$ 3,393.1 million, representing a 4.2% increase when compared with the total debt of R$ 3,257.2 million at December 31, 2002. At the same time, at December 31, 2003 financial short-term assets were: Cash and Cash Equivalents, R$ 1,818.1 million (R$455.6 million at December 31, 2002), Held-to-maturity securities, at R$ 37.9 million (R$ 721.7 million at December 31, 2002) and Available for Sale Debt Securities at R$ 101.8 million (R$ 72.4 million at December 31, 2002). The long-term financial assets were: Available for Sale Debt Securities at R$1,158.6 million (R$ 758.6 million at December 31, 2002). In December 31, 2003 Foreign currency and interest rate swap contracts represented R$ 69.3 million in Current Assets and R$ 87.9 million in Other Assets.

Considering all financial assets and liabilities at December 31, 2003, total net debt stood at R$ 329.9 million (R$ 1,083.0 million at December 31, 2002), equivalent to 14.7% of shareholders' equity.

Following the normal course of operations, the amounts maturing in the short run can be settled or re-negotiated for the next period. The Company uses trade finance for its working capital needs because it is available at a lower cost, since lenders perceive that the exchange risk is mitigated by the link to US dollar exports.

In order to finance its operational working capital, Sadia has maintained its strategy of raising funds in the international markets through operations linked to exports, whose cost is below that of transactions in the domestic market.


                                                                         2003                   2002

        Working capital from commercial banks                                1,256,015              1,432,941
         Trade accounts receivable credit facility                             106,345                      -
        Bank borrowings, secured by accounts receivable                              -                 71,273
                                                                             1,362,360              1,504,214

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$ 1,168,022 in 2003 (R$1,241,232 in 2002) are denominated in U.S. dollars with interest at Libor (1.21% at December 31, 2003) plus interest at the rate from 3,03% to 5.11% in 2003 (interest at the rate from 2% to 4.92% in 2002).

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150 million of its domestic receivables to a special purpose entity, organized as an investment fund. See Note 11to Consolidated Financial Statements.

At December 31, 2003 and 2002, the weighted average interest rates on short-term debt were 5.19% and 5.12%, respectively.


Long-Term Debt

                                                                        2003                    2002
                                                               ----------------------- -----------------------
     Foreign debt (denominated in U.S. dollars): IFC-
     International Finance Corporation (for investment in
     property, plant and equipment) due in installments
     through 2008, R$128,656 interest at fixed rate of 8.52%
     and R$48,949 at fixed rate of 9.05%

                                                                      177,605                 419,951

     Export financing, due in installments through 2010,
     interest at Libor (1.21% in December 2003) plus interest
     rate of 5.65%, guaranteed by promissory notes or sureties
     issued by the Company.                                         1,196,174                 527,345

     Local debt (denominated in reais):

     BNDES- due in installments through 2009, R$415,185
     subject to long- term interest rate- TJLP (11% in 2003)
     plus interest rate ranging from 2.89% to 3.5% and
     R$107,985 subject to weighted average exchange rate
     variations on currencies held by BNDES- UMBNDES (16 % in
     2003) plus interest at the rates ranging from 3.5% to
     3.86%.                                                           523,170                 661,024

     PESA - Special Aid Program for Agribusiness payable in installments from 2004 to 2020, subject to the - General
     Price Index -Market - IGP-M (6,22 % in 2003) plus interest rate of 9.76%

                                                                      114,233                 105,130

     Other                                                             19,570                  39,564

                                                               ----------------------- -----------------------
                                                                    2,030,752               1,753,014
    Less current portion of long- term debt                         (663,916)               (547,854)
                                                               ----------------------- -----------------------
    Long- term portion                                              1,366,836               1,205,160
                                                               ======================= =======================

The Company is subject to certain restrictive covenants contained in the IFC agreement. These covenants include a restriction on the payment of dividends in excess of the mandatory amount without the prior agreement of the IFC. During 2003, the Company paid dividends in excess of that allowed under the IFC agreement. Consequently, such debt is callable should the IFC so desire. Therefore, the Company reclassified the long-term portion of IFC debt amounting to R$153 million from long-term debt to short-term debt. There were no restrictions on the payments of dividends made in 2002 as they were in accordance with the mandatory amount. Payments of dividends on future distributable income in excess of the mandatory amount will require approval of the IFC prior to such payments until such time that the Company meets the financial ratio.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Sadia invested R$ 6.5 million, R$ 7.3 million and R$8.7 million, for the years ended December 31, 2003, 2002 and 2001, respectively, in research and development activities. During the past five years, the R&D Department has developed seven new product families (refrigerated pasta, pizzas, fish-based products, ready-made dishes, sweet pies, frozen desserts and breaded products), as well as improving existing products.

During 2003, Sadia launched 53 Products mainly in the lines of ready to eat dishes, margarines, breaded, hams and Miss Daisy Desserts. Investments in R&D have also brought benefits to the area of animal breeding, achieving improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and 2003, the duration of the chicken production cycle was reduced from 59.3 days to 35 days for each 1.8 kg bird. During the same period, chicken weight increased from 1.7 kg to 1.93 kg. Similarly, the feed conversion rate decreased from 2.4 kg to 1.8 kg per kg of chicken. Between 1975 and 2003, the duration of the pork production cycle was reduced from 179 days to 152 days for each 100 kg animal. During the same period, slaughtered hog weight increased from 94 kg to 103 kg. In a similar way, the feed conversion rate decreased from 3.6 kg to 2.8 kg of feed per kg of pork. During the same period, the percentage of pork meat per carcass increased from 46% to 56.7%.

D. TREND INFORMATION

This section discusses the main concerns and trends that will drive the Company's strategy planning over 2004.

Considering recent developments in the Brazilian macro economic environment and the livestock and processed food sector, the Company expects to have its operations affected most significantly by the following factors:

Foreign Market Protectionst Measures.

The Company expects that new regulations can be issued by foreign importer countries to protect its local producers. Since a relevant part of the Company's revenues comes from the export operations, the raise of protectionist barriers can affect its operations.

In July 2002, the European Union Sanitary Commission issued a new regulation increasing the duties for imported fresh chicken. During the second semester, 100% of Brazilian chicken exported to Europe was required to be tested for forbidden antibiotic Nitrofuran, increasing export sales costs. The Russian government had also introduced a quota regime on pork and poultry meat exports, that should be effective until by 2006.

Although the Company was not directly affected by these measures, these initiatives can reduce competitiveness of the Company's products in such markets. The Brazilian government, associated with local and international entities, normally negotiates the terms of such measures in order to mitigate its negative effects.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has several contracts among partners and suppliers that are both oriented for production purposes (inputs and raw material) and for other issues, as support services and office supplies. At December 31, 2003, the balance of contractual obligations is as follows:


                             Payments due by period
Contractual Obligations                   Total        Less  than  1 1 - 3 years  3 - 5 years More    than   5
                                                       year                                   years
Long-Term Debt Obligations                2,030,752     663,916      1,078,963     73,372      214,501
Capital (Finance) Lease Obligations       -            -             -            -           -
Operating Lease Obligations               -            -             -            -           -
Purchase Obligations                      1,833,174    1,776,000     753          25,275      31,146
Other Long-Term  Liabilities Reflected on -            -             -            -           -
the Company's  Balance  Sheet  under the GAAP
ofthe primary financial statements
Total                                     3,863,926    2,439,916     1,079,716    98,647      245,647

Service purchase obligations are usually renegotiated in an annual basis and can be terminated before it is due, subject to the payment of a 10% charge and 30 days communication in advance. Terms of revision of these contracts are normally subject to free negotiations between the Company and its suppliers, eventually they can consider the basis of the IGP-M inflation index or U.S. dollar variation. At December 31,2003, approximately 11% of the total purchase obligations contracts were subject to these indexes.

G. SAFE HARBOUR

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Executive Officers and Members of the Board of Directors

The management of the Company is carried out by the Board of Directors and its Executive Officers. Pursuant to Sadia's By-laws, the Board of Directors is composed of 7 to 11 members that must be residents in Brazil. Members of the Board of Directors are elected at the Ordinary General Meeting of Shareholders for a one-year term, and may be re-elected. Upon electing the members of the Board, the Meeting must designate the Chairman from among those elected. The Board will then, in a subsequent meeting, elect one or more Vice-Chairmen, and designate a Secretary of the Board. According to Sadia's By-laws, the Board of Directors must elect between 7 and 20 Executive Officers for a one-year term. In the annual shareholder's meeting, held in April 16, 2004 new board members were elected. The Board of Directors is composed of five members who represent the controlling shareholder group, and six market professionals.

The following table sets forth information with respect to the members of the Board of Directors and the Executive Officers of the Company.

Board of Directors

The Company's Board of Directors is presently composed of eleven members listed below, who were elected at the Ordinary General Meeting held on April 16th, 2004.


NAME                                 ACADEMIC BACKGROUND                        EXPERIENCE
Romano   Ancelmo    Fontana   Filho  60 years old.  - Business  Administrator,  Member  of  the  board   since  1994.
(Chairman of the Board)              Graduated from Mackenzie University.       Former   IT   and   Human   Resources
                                                                                Director from 1976 to 1994.

Alcides Lopes Tapias                 61  years  old.  Business  Administrator,  Member  of  the  board   since  2002.
                                     Graduated from Mackenzie University.  Law  Former   Banco   Bradesco   Executive
                                     Bachelor from  Faculdades  Metropolitanas  Vice-President.  Former  president of
                                     Unidas                                     FEBRABAN  (Brazilian Bank Federation)
                                                                                and member of the  National  Monetary
                                                                                Council.  Former Industry,  Trade and
                                                                                Development Ministry (July, 2001).

Everaldo Nigro dos Santos            65 years old.  Civil  Engineer  graduated  Member  of  the  board   since  2004.
                                     from  the  Mackenzie  University  of  Sao  Former  CEO of  Alcan  Latin  America
                                     Paulo.   MBA  from  the  Centre  d'Etudes  (1999)..
                                     Industrielles - Geneve Swiss.

Francisco Silverio Morales Cespede   57  years  old.  Business  Administrator.  Member of the board since  2004.  CFO
                                     Post   Graduation   from  Getulio  Vargas  at Sao Paulo  Alpargatas  S/A,  board
                                     Foundation.                                member  at  Santista  Textil  S/A and
                                                                                former CFO at Monsanto do Brasil.

Marise Pereira Fontana Cipriani      44 years old.                              Member of the board since  2001.  CEO
                                                                                of  SolVista,Inc.,  USA and  Chairman
                                                                                of   the    board   of    Transbrasil
                                                                                Foundation S.A.

Norberto Fatio                       63  years  old.  Business  Administrator,  Member  of  the  Board   since  2004.
                                     graduated from Getulio Vargas Foundation.  Marketing  executive   experience  at
                                                                                Unilever,  Danone,  Bunge  Alimentos,
                                                                                Kibon,   Fleischmann  Royal  Nabisco.
                                                                                Former CEO of Se Supermarkets.

Osorio Henrique Furlan               82  years  old.  Lawyer,  Graduated  from  Member  of  the  board   since  2002.
                                     Braganca Paulista Law School               Sadia's  first  executive  president,
                                                                                member of the Sao Paulo
                                                                                Commercial Association and
                                                                                former Transbrasil Airlines
                                                                                vice-president (1964 - 1975).

Roberto Faldini                      56  years  old  Business   Administrator,  Member  of  the  Board   since  2002.
                                     Graduated from Getulio Vargas Foundation.  Fiesp  Economy  Department  Director,
                                     MBA - Insead, France.                      Member  of  the  board  of  ABN  Amro
                                                                               Ethical Investment Fund, former CVM
                                                                               president, former Bovespa board
                                                                               member.

Sergio Fontana dos Reis             43 years old. Architect, Sao Paulo         Member of the board since 1991.
                                    University, post graduated in              Former Director of Attilio Fontana
                                    Business from Getulio Vargas Foundation.   Foundation from 1996 to 1998.


Vicente Falconi Campos               56  years  old.   Engineer  Minas  Gerais  Member  of  the  board   since  2002.
                                     Federal  University - UFMG. Ph.D Colorado  Brazilian  Government  Consultant  at
                                     School of Mines (USA)                      the    energy    crisis    management
                                                                                committee,  AMBEV and  TELEMAR  board
                                                                                member.


NAME                                 ACADEMIC BACKGROUND                        EXPERIENCE

Walter Fontana Filho                 49  years  old.  Economics  and  Business  Member of the board since  2004.  Mr.
                                     Administration,    with    emphasis    on  Fontana  has been  Sadia's  CEO since
                                     Marketing,  with postgraduate  studies in  1994.   Before   becoming   CEO,  Mr.
                                     Economics                                  Fontana was Sadia's Sales Director.

Executive Officers

The Company's management team consists of professionals with extensive experience in the Brazilian food sector. Three are members of the founding family. The Executive Officers are responsible for the execution of decisions of the Board of Directors and day-to-day management of the Company. Below is a short resume of the key members of Sadia's management team:


                      NAME                         ACADEMIC BACKGROUND                              EXPERIENCE
Walter Fontana Filho                                  Economics and Business Administration,        Mr. Fontana has been Sadia's
Chief Executive Officer                               with emphasis on Marketing, with              CEO since 1994. Before
Date Joined Sadia:01/30/92                            postgraduate studies in Economics             becoming CEO, Mr. Fontana was
Age: 49                                                                                             Sadia's Sales Director.

Adilson Serrano da Silva                              Business Administration,                      Career developed in the area
Human Resources Officer                               Postgraduate studies at the CEAG-FGV          of Human Resources. Has worked
Date Joined Sadia:  09/08/91                                                                        in medium- and large-scale
Age: 54                                                                                             companies such
                                                                                                    Eletroradiobras, VASP and
                                                                                                    Linhas

Alexandre de Campos                                   Business Administration,                      Based in Worcester - England.
International Sales Director                          Postgraduate studies at the Advertising       Member of the Concordia Foods
Date Joined Sadia:  03/01/1999                        and Marketing School (ESPM) and MSC at        board. Developed his carreer
Age: 34                                               the Central University of England (CUE).      in Foreign trade at GE -
                                                                                                    General Electric and Perdigao.


Alfredo Felipe da Luz Sobrinho                        Higher Degree in Law, with                    Was a member of the Board of
Institutional Relations and Legal Affairs Officer     Specialization in Area of Administration.     Directors and a Director Vice
Date Joined Sadia:  04/08//71                                                                       President of Marketing, Sales
Age:  57                                                                                            and Services of Transbrasil.
                                                                                                    Is currently President of
                                                                                                    ABIPECS - The Brazilian
                                                                                                    Association of the Pork
                                                                                                    Processing and Exporting
                                                                                                    Industry, and the Executive
                                                                                                    President of the Attilio
                                                                                                    Francisco Xavier Fontana
                                                                                                    Foundation.


Antonio Paulo Lazzaretti                              Higher Degree in Chemical Engineering         Worked for Renner Hermann as a
Process and Product Development Officer               and Business Administration                   Chemical Engineer, joining
Date Joined Sadia: 04/11/72                                                                         Sadia in April 1972, at its
Age:  55                                                                                            Sao Paulo plant, developing
                                                                                                    his career in the area of
                                                                                                    production. Has already held
                                                                                                    posts such as Manager and
                                                                                                    Production Officer.


Artemio Fronza                                        Unfinished higher studies in Philosophy       Worked in the Rio Grande do
Livestock and Poultry Production Officer                                                            Sul Union of Cooperatives and
Date Joined Sadia: 08/15/88                                                                         the Alto Uruguai Agricultural
Age:  53                                                                                            Cooperative (where he held the
                                                                                                    post of Executive Manager and
                                                                                                    Superintendent) before joining
                                                                                                    Sadia at its Tres Passos
                                                                                                    plant, in August 1988. Has
                                                                                                    already been an officer of the
                                                                                                    Grain and By-products Area.


Eduardo Fontana d'Avila                               Higher Degree in Engineering                  Career in Sadia's production
Processed Products Operations Officer                                                               area. Has already been a Vice
Date Joined Sadia:  02/14/77                                                                        President of Industrial
Age:   49                                                                                           Operations. Mr. Eduardo is the
                                                                                                    cousin of Mr. Walter Fontana
                                                                                                    Filho, CEO of the Company.


                      NAME                         ACADEMIC BACKGROUND                              EXPERIENCE

Flavio Luis Favero                                    Higher Degree in Industrial Chemistry         Professional career developed
Processed Products Production Officer                 and Chemical Engineering                      entirely within Sadia, in the
Date Joined Sadia: 07/24/85                           Postgraduate Degree in Management             area of production. Has held
Age:  39                                              Development                                   posts of Supervisor, Total
                                                                                                    Quality Coordinator, and
                                                                                                    Production Manager at the
                                                                                                    Company's Tres Passos plant
                                                                                                    (Rio Grande do Sul).

Flavio Riffel Schmidt                                 Higher Degree in Business Administration      During his career within
Planning and IT Director                              and First Degree in Accounting                Sadia, he was Finance,
Date Joined Sadia: 04/02/79                                                                         Planning and Control Officer
Age:  50                                                                                            from 1988 to 1994.

Gilberto Meirelles Xando Baptista                     Business Administrator, Graduated at          Developed his carrer at Sadia
Marketing Director                                    Getulio Vargas Foundation. Postgraduate       beginning his in the
Date Joined Sadia: March, 1983                        studies at the CEAG-FGV                       mechanical maintenance
Age:39                                                MBA Sao Paulo University                      department, then production
                                                                                                    department and pork production
                                                                                                    area.

Gilberto Tomazoni                                     Higher Degree in Mechanical Engineering       Career entirely developed
Diretor de Marketing e Vendas                         Postgraduate Degree in Management             within Sadia. Joined the
Date Joined Sadia: 03/26/83                           Development                                   maintenance area of Company's
Age:  44                                                                                            Concordia plant in March 1983,
                                                                                                    and expanded his knowledge of
                                                                                                    the activities of the
                                                                                                    production area. Was a Head of
                                                                                                    Department and a Manager.

Guillermo Henderson Larrobla                          Higher Degree in Mechanical Engineering       Mr. Larrobla developed his
International Middle East Sales Director              (1985)   and marketing management             career in the Foreign Trade
Date Joined Sadia: 04/01/99                           specialist (1997)                             Area of Seara Alimentos (Bunge
Age:  47                                                                                            Group), since 1991. In Sadia
                                                                                                    he began his activities as the
                                                                                                    Market Manager responsible for
                                                                                                    Sadia's Business in Middle
                                                                                                    East, at the Dubai Office and
                                                                                                    was elected director in April
                                                                                                    2002.

Luiz Gonzaga Murat Junior                             Higher Degree in Business                     Developed career in finance
Chief Financial Officer                               Administration, Postgraduate Degree in        and control areas. Was a
Chief Controller, Director of Investor Relations      Agricultural Economics at Stanford            director of Perdigao, Bahia
Date Joined Sadia: 08/01/94                           University                                    Sul Celulose and Suzano
Age:  50                                                                                            Feffer. Is a Board Member of
                                                                                                    IBEF - Institute of Finance,
                                                                                                    and of Abrasca - The Brazilian
                                                                                                    Association of Listed
                                                                                                    Companies

Paulo Francisco Alexandre Striker                     Business Administrator (1982)  and Civil      Trainee at Caterpillar.
Logistics Director                                    Engineer (1978), Graduated at Makenzie        Started at Sadia as Director
Date Joined Sadia: 1984                               University. Postgraduate studies at the       Assistant, former trade
Age:  47                                              JUSE Institute (Japan) and  Dom Cabral        marketing manager and brand
                                                      Foundation.                                   management/strategic planning
                                                                                                    manager.

Roberto Banfi                                         Higher Degree in Economics (Switzerland)      An Italian citizen, has worked
Intenational Sales Director                           MBA from Stanford Business School  (USA)      in Switzerland and the U.S.
Date Joined Sadia: 07/13/98                                                                         Resident in Brazil since 1977,
Age:  55                                                                                            has worked for Bonfiglioli -
                                                                                                    Cica, Cicatrade and Swift
                                                                                                    Armour as a Statutory
                                                                                                    Director. Held the posts of
                                                                                                    Marketing Manager and
                                                                                                    Coordinator for Mercosur in
                                                                                                    the sales area of
                                                                                                    RMB-Refinacoes de Milho do
                                                                                                    Brasil.


Sergio Carvalho Mandin Fonseca                        Production Engineer (Sao Paulo University)    Worked at La Fonte Metalurgy,
Domestic Sales Director                               MBA at University of California (USA).        Souza Cruz Cigarrete Company and
Date Joined Sadia: 08/01/2003                                                                       and former retail director at
Age:  47                                                                                            the Martins Distribution
                                                                                                    Company

Ronaldo Kobarg Muller                                 Higher Degree in Chemical Engineering,        Professional career developed
Pork Production Officer                               Postgraduate Degree in Management             entirely within Sadia. Joined
Date Joined Sadia: 02/22/84                           Development  from UFSC-UNOESC                 the Company at its Concordia
Age: 42                                                                                             plant and held posts such as
                                                                                                    Head of de Department at
                                                                                                    Chapeco (State of Santa
                                                                                                    Catarina), Total Quality
                                                                                                    Coordinator and Production
                                                                                                    Manager at its Ponta Grossa
                                                                                                    (State of Parana) plant.


                      NAME                         ACADEMIC BACKGROUND                              EXPERIENCE

Valmor Savoldi                                        Agricultural Technician,                      Professional career developed
Supply Director                                       Higher Degree in Agronomy,                    entirely within Sadia. Has
Date Joined Sadia: 12/26/77                           Specialization in Administration              worked in the areas of
Age: 48                                                                                             agriculture and production and
                                                                                                    has extensive knowledge of
                                                                                                    poultry and pork processing.
                                                                                                    Has held the posts of
                                                                                                    Coordinator of Total Quality,
                                                                                                    Production Manager and Sales
                                                                                                    Manager.


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

Family relationship

Some members of the board are related. Mr. Sergio Fontana dos Reis, Ms. Marise Pereira Fontana Cipriani,Mr. Walter Fontana and Eduardo Fontana D'Avila are cousins.

B. COMPENSATION

For the year ended December 31, 2003, the aggregate compensation paid by Sadia to all members of the Board of Directors and Executive Officers for services in all areas is approximately R$ 11.1 million, not including related taxes or social security contributions. For the year ended December 31, 2002, the amount paid was approximately R$ 9.0 million.

The total annual bonus for 2003 and 2002 paid by the Comapny was as follows:

Year of Basis,                           2003                   2002                   2001
Date of payment/exercise                 March 22nd, 2004       March 30th, 2003       March 30th, 2002
Total bonus (R$ thousands)               24,718.4               1,818.5                3,498.0

The Company has also granted personal car, fuel reimbursements, health assistance and life insurance as benefits to its executive officers.

During 2003, the Company terminated the stock award plan for its Directors, which received a portion of their annual bonus in shares of preferred stock that were purchased in the market by the Company in the Director's name. Based on the number of preferred shares each director had received under this plan, which totaled 711,000 preferred shares at the termination date; the Company paid approximately R$ 240.1 thousand to the Directors relating to the increase in the market value of these shares.

For the year 2003, the Company developed a variable compensation policy aiming to consolidate several challenging targets. This plan, called GVS (Sadia Value Generation), uses value generation metrics considering, among other things, cost reduction, expense containment and revenue growth. During 2003, the Company distributed a total amount of R$ 141.8 million for all eligible employees (25,316 people), according to Sadia's official plan and observing Brazilian federal law nr. 10,101 (12/19/2000).

In the event of the termination of the mandate of a Director or an Executive Officer, they are entitled only to statutory employment benefits under applicable law, without any special severance.

C. BOARD PRACTICES

Sadia has four standing committees: a Taxation Committee, an Audit Committee, a Financial Committee and a Compensation Committee. The committees are composed of members of the Board who dedicate themselves to the development of the long run strategy of specific areas of the Company.

Taxation Committee

This committee is responsible to identify cost reduction opportunities through the evaluation of the tax regulations, its changes and impacts on the Company's operations. This committee is composed of three effective members: Roberto Faldini (coordinator), Romano Ancelmo Fontana Filho and Walter Fontana Filho.

Audit Committee

The responsibility of the members of this committee is to evaluate the performance of the external auditors, assure that the accounting procedures are being properly followed by the operational areas of the Company and monitor the internal audit department. It is composed of four members of the board:
Francisco Silverio Morales Cespede (coordinator), Roberto Faldini, Norberto Fatio and Osorio Henrique Furlan. The Audit Committee does not yet have all of the attributions, including independence, required by Sarbanes-Oxley, relevant U.S. regulations and the corporate governance rules of the New York Stock Exchange. The Company is required to comply with the law, regulations and rules by June 30, 2005 and fully expects by that date to be in compliance or to avail itself of permitted exemptions. See "Item 16A. Audit committee financial expert."

Financial Committee

Responsible for the medium and long term management of the financial strategy of the Company. This committee is charged with development of the Company's hedge policy, project financing, capital markets, capital structure and cash management directions, and is composed of three members: Alcides Lopes Tapias (coordinator), Everaldo Nigro dos Santos and Walter Fontana Filho.

Compensation Committee

Responsible for conducting the human resources planning and strategy of Sadia, among others, its basic functions are: evaluate executives performance, training and hiring policies, salary and bonus policy and succession plans for senior management. The members are: Romano Ancelmo Fontana Filho (coordinator), Everaldo Nigro dos Santos, Vicente Falconi Campos and Marise Pereira Fontana Cipriani.

D. EMPLOYEES

At December 31, 2003, the Company had 34,432 employees.

E. SHARE OWNERSHIP

On March 31, 2004 the board members, executive officers and directors of the company held, as a group, 6,047,056 common shares and 10,319,693 preferred shares, corresponding to 1.96% and 2.42% of the amount of outstanding shares of each class, respectively.

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

The Company's Shareholders' Agreement, was composed of 48 participants, in December 2003 and controls 68.1% of Sadia's voting shares. Sadia S.A. voting and non-voting capital stock is listed on the Bovespa stock exchange, where it is among the most actively traded stocks, representing 64.1% of the total volume traded on the food sector stocks.

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

Foreign investments registered under Annex IV Regulations had to be conformed to the 2,689 Regulation by September 30, 2000. Such new rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, if some requirements are fulfilled.

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

Share Position

The following table contains certain information as of March 31, 2004 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of voting Common Shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Preferred Shares and (iii) the total number of the Company's voting Common Shares and Preferred Shares owned by the executive officers and directors of the Company as a group.


Share Position at March  31, 2004

Stockholder                                  Common Shares      %           Preferred  Shares    %
 Sunflower Participacoes S/A                 32,018,789         12.46%      -----                -----
 Osorio Henrique Furlan                      14,378,172         5.59%       557,127              0.13%
Attilio Francisco Xavier Fontana  Foundation 24,998,558         9.73%       8,230,000            1.93%
Private  Social  Security  Fund of the Sadia
employees, controlled by 23,000 participants
Bradesco Vida e Previdencia S.A.              18,191,148         7.08%       -----                -----
Executive Officers and Directors as a Group       11,915             2.4%        4,305,442            1.0%

Source: Sadia S/A

Sunflower Participacoes is a holding company composed of several family members and is part of the shareholders agreement. The breakdown is as follows:

SUNFLOWER PARTICIPACOES

Investor                               Common              Shares %         of Preferred           Shares %
                                       Beneficially Owned         Sunflower    Beneficially Owned
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

Source: Sadia S/

Bradesco Vida e Previdencia S.A. is a private pension fund owned by the Bradesco Group and does not participate in the shareholders agreement. The ownership structure breakdown is as follows:

BRADESCO VIDA E PREVIDENCIA S.A.
Investor                                        Common Shares       %          Preferred Shares     %
Bradesco Seguros S.A.                           791,364,365         100.0%     -                    0.00%
Total                                           791,364,365         100.0%     -                    0.00%

B. RELATED PARTY TRANSACTIONS

The Company has operating transactions mainly with Sadia International and Laxness F.C.P.A. Lda., which are both the Company's vehicles for sales outside Brazil. Sadia International is also acting as a financial entity of the Group by obtaining export-financing loans from international banks and investing the proceeds in debt securities.

Concordia CVMCC is a brokerage firm that is responsible for identifying the better alternatives of investments for the cash surplus generated by the Company and its subsidiaries.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements"

Legal Proceedings

The Company and its subsidiaries are parties to certain legal proceedings in the normal course of business, including administrative and judicial tax disputes, civil and labor proceedings. Provisions taken by the Company on its financial Statements in connection with such proceedings reflect a reasonably estimate of probable losses as determined by the Company's management based on legal advice. Additionally, the Company constitutes judicial deposits to serve as guaranties during the dispute the discussion of its proceedings, when this procedure is required to suspend the enforcement of the claim.

In the opinion of management, except as set forth below, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

Labor Disputes

The Company is involved in 1,750 labor proceedings none of which is material in amount. The Company established a reserve amounting to R$ 13.6 million, to treat those issues. These disputes involve matters ranging from overtime claims, wrongful termination and claims involving work conditions.

Civil Disputes

Sadia is involved in a series of civil proceedings all of which are in the ordinary course of business. At December 31, 2003 the Company provisioned an aggregate amount of approximately R$17.7 million relative to the expected settlement for these proceedings. The proceedings considered material to Sadia refer to ex-employees' claims for indemnification due to health problems that evolved after resignation (ex-employees allege they developed occupational diseases related to the activities they used to perform during the work period in Sadia, and workplace accidents) in the amount of R$ 5.8 million. In accordance with Brazilian law, notwithstanding that the Company pays an additional salary to cover the risks involved in those activities, considered risky and extraordinary, these claims, when legally challenged, are discussed as civil issues, because they involve indemnity claims. The Company is also discussing with ex-integrated poultry out growers claims for indemnification in the amount of R$ 3.9 million, relative to termination of contracts due to high production costs. Finally, there is a customer claim in the amount of R$
8.0 million, for consequential damages due to diseases developed by the avian breeding flocks that were supplied by Granja Rezende S/A before its acquisition by Sadia.

Tax Disputes

The Company is involved in tax litigation, as both plaintiff and defendant, in which it contests the payment of certain taxes or requests as relief the confirmation of the applicability of tax credits, as described below:

The Company is a defendant in the following cases

i. Income tax:

In order to cover several tax contingencies, which are individually not material, the subsidiary Granja Rezende (merged in August 2002) has established several reserves aggregating R$ 6.1 million.

ii.      ICMS (Value added tax on Sales and Services):

     a) The State of Sao Paulo is seeking to collect value added tax (ICMS) on customs discharge of certain imported products. A reserve of R$ 3.3 million was created to cover probable losses to be settled;

     b)   The State of Rio de Janeiro is seeking to collect value added tax
          (ICMS) on certain products. The State has asserted that these products were transferred from other States' production units invoiced at a cost above from the corresponding production costs. A reserve of R$
          5.5 million has been established to cover the eventual liability;

     c)   The State of Rio de Janeiro is seeking to collect value added tax
          (ICMS) on certain transactions as the States has asserted that some merchandise sold was supported by incorrectly completed invoices (issuer: Rezende - Uberlandia; receiver: several customers in the State of Rio de Janeiro). A reserve of R$ 2.7 million was established to cover an eventual liability;

     d) The State of Mato Grosso is seeking to collect value added tax (ICMS) due to differences found in monthly deductions on ICMS values charged from third party freights by tax substitution. Of the total tax amount sought, the Company was partially successful in, reducing the contingency to R$ 0.8 million, which is being paid by a 60-month amortization plan agreed with the State. The reserve was adjusted from R$ 1.4 million to R$ 0.8 million;

     e) The State of Mato Grosso is seeking to collect value added tax (ICMS) due to improperly procedures to prove that certain credits could be unwound on purchases made in the Manaus Free Zone. A reserve of R$ 5.5 million has been established to cover the eventual liability;

     f) The State of Rondonia is seeking to collect value added tax (ICMS) on certain products. The State has asserted that the Company has not issued the invoices from third party warehouses. A reserve of R$ 0.5 million has been established to cover the eventual liability;

     g) The State of Sao Paulo is seeking to collect credits on value added tax (ICMS) used to offset the electric energy consumed by the Company freezers and on the acquisition of some telecom services. A reserve of R$ 2.5 million has been established to cover the eventual liability;

     h) Other Judicial and administrative proceedings amounting R$ 0.4 million.

iii. National Institute of Social Security (INSS)

The National Institute of Social Security (INSS) requires the collection of contributions on salaries of third parties rendering services in civil construction work at the incorporated subsidiary Granja Rezende, due to joint liability, amounting to R$ 1.0 million. The Company is claiming the contribution among those responsible for the construction.

iv. Other tax contingencies

The Company as a plaintiff

The Company is a plaintiff in several judicial and administrative issues, intending to recover improperly paid taxes or challenging those that it believes were improperly charged. Based on estimates of its legal counsel these claims are considered probable or possible positive outcomes.

Dividends and Dividend Policy

The authorized capital stock of the Company is composed of Common Shares and Preferred Shares. As of December 31, 2003, the Company's capital stock was composed of 257,000,000 Common Shares and 426,000,000 Preferred Shares.

Dividends Distributed

The following table sets out the dividends paid to Shareholders of the Company's Common and Preferred Shares since 1996 in historical Brazilian currency and U.S. dollars translated from historical Brazilian currency at the commercial exchange rate on the date of payment of the same dividends.


Period                Payment Date         R$ per 1,000         US$ per 1,000        US$ per ADR
------                ------------         Preferred Shares     Preferred Shares

1996                  12/16/1996           6.00                 5.77                 -
                      04/10/1997           18.00                16.92                -
1997                  08/25/1997           19.41                17.78                -
                      03/11/1998           19.80                17.41                -
1998                  08/25/1998           38.80                32.97                -
                      02/25/1999           41.40                20.05                -
1999                  08/25/1999           16.50                9.06                 -
                      02/10/2000           27.50                15.45                -
2000                  08/18/2000           11.00                6.05                 -
2001                  02/20/2001           37.40                18.64                -
                      08/22/2001           32.35                12.82                0.38
2002                  02/14/2002           89.29                36.82                1.10
                      08/16/2002           17.60                5.64                 0.17
2003                  02/14/2003           63.50                17.35                0.52
                      02/21/2003           20.37                5.63                 0.17
2004                  08/15/2003           60.70                20.27                0.61
                      02/16/2004           156.80               53.90                1.62

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

Other Rights of Preferred Shares The Company's By-laws do not contain provisions for the conversion of Preferred Shares into Common Shares. In addition, there are no provisions for the redemption of shares associated with the Preferred Shares. The Preferred Shares take priority in procedures related to the liquidation of the Company, without entitlement to any other form of compensation for existing Shareholders. Holders of Preferred Shares are not entitled to vote at the general meeting of the Company's Shareholders. If, however, the preferred dividends are not paid for three successive years, the Preferred Shares will acquire the right to vote, until the payment of these dividends is made.

Payment of Dividends In accordance with Brazilian Corporate Law, the Company is required to hold an annual Shareholders' meeting by April 30 of each year, during which an annual dividend will be declared In addition, interim dividends may be declared by the Board of Directors. According to Brazilian Corporate Law, dividends must generally be paid to the holders of the relevant shares within 60 days of the date of declaration of the same dividend, unless a resolution of Shareholders establishes another date of payment, which in both cases, must occur before the end of the fiscal year in which the dividend was declared. The Company's By-laws require that an Annual General Shareholders' Meeting be held within four months of the end of each fiscal year. At this meeting, among other things, an annual dividend may be declared by decision of the Shareholders and at the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial Statements relating to the fiscal year ending December 31. According to the Company's By-laws, dividends will be paid to Shareholders within 60 days of the date of declaration of the dividend, which must be effected before the end of the fiscal year in which the same dividend was declared. The requirement for Mandatory Dividends may be met through payments either in the form of dividends or of interest on Shareholders' equity. The Company is not required to adjust the amount of the dividend for inflation for the period from the end of the last fiscal year to the date of declaration of the same dividend. It is therefore possible that the amount, expressed in Reais, of the dividends paid to holders of Preferred Shares or Common Shares will be reduced due to inflation. Shareholders have up to three years from the date of payment of the dividend to demand payment of these as they relate to shares held by the same party, after which time the Company will be free from any obligation to make such payments.

Payments of cash distributions by the Company relating to the Preferred Shares underlying the Preferred ADRs will be made in Brazilian currency to the Custodian, in its capacity as representative of the Depositary, which will then convert such proceeds into U.S. dollars and will then remit the same U.S. dollars to the Depositary for distribution to holders of the related ADRs (See "Description of American Depositary Receipts"). Dividends paid to Shareholders that are not Brazilian residents, including holders of Preferred ADRs, are exempt from withholding of Brazilian income tax at source, except with regard to income provisioned before 1996, which is subject to retention of 15% in lieu of Brazilian taxation. (See "Taxation").

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

Amendments to Brazilian Corporate Law

In 2001, important amendments to the Brazilian Corporate Law were adopted. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (until April 2005, the representative of such shareholders can be chosen out of a three-name list prepared by controlling shareholders, from 2006 on the representative can be appointed without any restrictions by the refered group); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company. The By-Laws of existing listed companies were required to be modified to conform to the new provisions mentioned above, by March 1, 2003.

B. SIGNIFICANT CHANGES

No significant change has occurred since the date of the annual financial statements included in this Annual Report.

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


                                                       CLOSING SALE PRICES
                NOMINAL REAIS PER 1,000 PREFERRED SHARES               U.S. DOLLARS PER 1,000 PREFERRED SHARES
                     HIGH                       LOW                      HIGH                         LOW
1999                532.74                   1,407.60                   836.36                       466.25
2000                752.14                   1,424.80                   824.54                       392.97
2001                877.33                   1,269.30                   624.04                       447.62
2002               1,036.00                  1,001.00                   576.76                       262.76
2003               3,840.00                  1,010.00                  1,323.23                      277.47



                                                             CLOSING SALE PRICES
                       NOMINAL REAIS PER 1,000 PREFERRED SHARES       U.S. DOLLARS PER 1,000 PREFERRED SHARES
                       HIGH                 LOW                       HIGH                  LOW
                                                         2001
First Quarter                      1,263.00                  1,006.90                693.96                      573.08
Second Quarter                     1,170.70                    961.99                648.95                      519.71
Third Quarter                      1,101.30                    877.33                564.19                      447.62
Fourth Quarter                     1,269.30                    933.33                624.04                      480.40
                                                         2002
First Quarter                      1,310.00                  1,200.00                548.12                      556.07
Second Quarter                     1,360.00                  1,050.00                576.76                      373.24
Third Quarter                      1,150.00                  1,010.00                401.12                      277.78
Fourth Quarter                     1,360.00                  1,030.00                386.82                      262.76
                                                         2003
First Quarter                       1,220.0                   1,010.0                344.63                      348.76
Second Quarter                      1,370.0                   1,060.0                474.05                      320.24
Third Quarter                       2,590.0                   1,360.0                892.18                      314.15
Fourth Quarter                      3,840.0                   2,450.0              1,323.23                      847.16

The sales prices included on the following table were translated into U.S. dollars in accordance with the Commercial Market rate of exchange for each corresponding date quoted.


                                                              CLOSING SALE PRICES
                         NOMINAL REAIS PER 1,000 PREFERRED SHARES     U.S. DOLLARS PER 1,000 PREFERRED SHARES
                         HIGH                 LOW                     HIGH                         LOW
December 2003                        3,840.00                3,330.00                     1,323.23             1,128.81
January 2004                         4,740.00                3,860.00                     1,665.50             1,340.74
February 2004                        4,680.00                4,120.00                     1,603.29             1,416.29
March 2004                           4,290.00                3,980.00                     1,482.38             1,348.31
April 2004                           4,180.00                3,960.00                     1,446.37             1,352.46
May 2004                             4,080.00                2,560.00                     1,368.67               815.29

The Company's Preferred Shares were listed in the form of ADRs on the New York Stock Exchange (the "NYSE") in April 2001. The following tables present, for the periods indicated, the high and low prices for the ADRs. Each ADR represents 30 preferred shares.


                               CLOSING SALE PRICE
                              U.S. DOLLARS PER ADR
                                                      HIGH                                 LOW
                                      2001
Second Quarter                                                       17.25                               13.25
Third Quarter                                                        14.35                               10.75
Fourth Quarter                                                       16.55                               11.33
                                      2002
First Quarter                                                        16.75                               14.75
Second Quarter                                                       17.00                               11.21
Third Quarter                                                        11.80                                8.51
Fourth Quarter                                                       16.55                               11.33
                                      2003
First Quarter                                                        12.09                                9.55
Second Quarter                                                       16.00                               10.61
Third Quarter                                                        27.47                               15.59
Fourth Quarter                                                       41.75                               26.75


                               Closing Sale Price
                              U.S. DOLLARS PER ADR
                                                      HIGH                                 LOW
December/2003                                         41.75                               34.60
January/2004                                          49.65                               40.50
February/2004                                         48.30                               42.25
March/2004                                            44.50                               40.52
April/2004                                            43.00                               39.80
May/2004                                              40.96                               34.05

As of April 31, 2004 there were approximately 25 U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately 1.8 % of the total Preferred Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS

Trading on the Brazilian Stock Exchanges

Of Brazil's stock exchanges, the Sao Paulo Stock Exchange has been the most significant in recent years. During 2003, the Sao Paulo Stock Exchange accounted for almost the total of the trading value negotiated in Brazil.

The Sao Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the Sao Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange currently has two open outcry trading sessions each business day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the automated system of the Sao Paulo Stock Exchange. There is also trading in the so-called After-Market, only through the automated system of the Sao Paulo Stock Exchange, from 5:45 p.m. to 19:00 p.m. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day.

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

In December 2003, the aggregate market capitalization of the companies listed on the Sao Paulo Stock Exchange was approximately US$ 234.0 billion. Although any of the outstanding shares of a listed company may trade on the Sao Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the Sao Paulo Stock Exchange tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

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

CVM issued Instruction N(0) 361, of March 5, 2002, which regulates tender offers mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

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

D. SELLING SHAREHOLDERS

Not Applicable.

E. DILUTION
Not Applicable.

F. EXPENSES OF ISSUE Not Applicable.

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

E. TAXATION

The following summary contains a description of the principal Brazilian and US federal income tax consequences of the ownership and disposition of a Preferred Share and a Preferred ADR. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADRs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold Preferred Shares or Preferred ADRs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, a person that has a "functional currency" other than the US dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for US federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the company. Each prospective purchaser of a Preferred Share or Preferred ADR should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations.

The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Those authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders of Preferred Shares or Preferred ADRs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADRs and any related documents will be performed in accordance with its terms.

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

Taxation of Dividends. Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Shares underlying the Preferred ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares, are not subject to any withholding tax in Brazil. The current tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated until December 31, 1993 will be subject to Brazilian withholding tax of 25%. Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15%, if distributed. Expenses on dividends paid as interest on equity, are neither deductible from the calculation basis of corporate income tax nor from the social contribution on income.

Taxation of Gains. Gains realized outside Brazil, until December 31st, 2003, by a non-Brazilian holder on the disposition of Preferred ADSs to another non-Brazilian holder are not subject to Brazilian tax. From January 1st, 2004 on, investments made in permanent assets by non resident are subject to the payment of income tax over capital gains. The gain will be charged at a 15% or 25% rate if the beneficiary is a tax haven country resident or from on any jurisdiction where taxing rates are below 20%. The taxable capital gain is calculated on the difference from the selling value of the asset and the declared value to Brazilian Central Bank (in foreign currency) by the time of registration.

The withdrawal of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax if the Preferred Shares are registered by the investor or its agent under the 2,689 Regulation. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for Preferred ADSs may be subject to Brazilian tax at the rate of 15% or 25%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian holders are subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. When the Preferred Shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% or 25% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil, outside of the Sao Paulo Stock Exchange. From January 2004, on this taxation is also applicable to gains accrued in transactions conducted by non-Brazilian holders. Non-Brazilian holders are subject to withholding tax at the rate of 20% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on the Sao Paulo Stock Exchange unless such sale is made under the 2,689 Regulation. Gains realized arising from transactions on the Sao Paulo Stock Exchange by an investor under the 2,689 Regulation are not subject to tax (except as described below). The "gain realized" as a result of a transaction on the Sao Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on the Sao Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, both such values to be taken into account in reais. There are grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of

Preferred ADSs and for certain non-Brazilian holders of Preferred Shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future. As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident of a tax haven - i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange will be taxed at a rate of 20%. Any exercise of preemptive rights relating to the Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary on behalf of holders of Preferred ADSs will be subject to Brazilian income taxation at the rate of 15% or 25%, unless such sale or assignment is performed within the Sao Paulo Stock Exchange, and with the investments registered under 2,689 Resolution or Annex V from Central Bank, in which the gains are exempt from withholding income tax. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of Preferred Shares. The maximum rate of such tax is currently 15%, except for non-resident holders domiciled in tax haven countries, where rates are 25%.

Notional Interest Charge Attributed to Shareholder's Equity. Distributions of interest on equity in respect of the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. In case the non-Brazilian resident is a tax haven country resident or is under the jurisdiction of a region where tax rate is below 20%, he will be entitled to pay a rate of 25%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments have also been deductible in determining social contributions and income tax by the Company as long as the payment of a distribution of interest is approved at the Company's General Meeting. The Board of Directors of the Company alone may determine the distribution of interest on shareholders' equity. No assurance can be given that the Board of Directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders' equity instead of by means of dividends.

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

Pursuant to Decree nr. 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by the Ministry of Finance, the amount in Reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the Preferred Shares or Preferred ADSs and those made under Regulation nr. 2,689, which substituted Annex IV Regulations) is subject to a transaction tax ("IOF"), although at present the rate of such tax is 0%. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law nr 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Pursuant to Law nr. 9,311 of October 24, 1996, the Contribuicao Provisoria sobre Movimentacao Financeira (the "CPMF tax") was levied at a rate of 0.2% on fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax was payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. This payment of the CPMF tax was required as of June 17, 1999. The CPMF tax rate was 0.38% during the first 12 months, and would be 0.30% for the remaining period. But in December 2000, Constitutional Amendment nr. 31 increased the rate to 0.38% as of March 2001. By May 28, 2002, Constitutional Amendment nr. 37, determined that CPMF must be charged until December 31, 2004. Finally, the Constitutional Amendment nr. 42, approved in 2003, extended the CPMF tax until December 31, 2007.

The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder remitted the proceeds from the sale or assignment of Preferred Shares by means of foreign exchange transactions, the CPMF tax was levied on the amount to be remitted abroad in Brazilian reais. However, since April, 2002 this tax has not been charged on stock transactions. If it is necessary to perform any exchange transaction in connection with Preferred ADSs or Preferred Shares, it will bear the CPMF tax.

Registered Capital. The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies and registered with the CVM under the Annex IV Regulations which was converted into Annex of 2,689 Resolution as of June 2000, or in ADSs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance abroad of foreign currency, converted at the Commercial Exchange rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADSs, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADSs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the Brazilian stock exchange on which the greatest number of such Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial exchange rate quoted by the Central Bank on such date (or, if the average price of Preferred Shares is determined under clause
(ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

As used below, a "US holder" is a beneficial owner of a Preferred Share or Preferred ADR that is, for US federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. For purposes of this discussion, a "non-US holder" is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (c) an estate or trust that is not a US Holder.

In general, for US federal income tax purposes, the owner of a Preferred ADR will be treated as the owner of the Preferred Share represented by the Preferred ADR, and a deposit or withdrawal of a Preferred Share in exchange for a Preferred ADR will not be a taxable transaction for US federal income tax purposes.

Taxation of Dividends

US holders. In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred Share or Preferred ADR (including for this purpose a distribution of interest on capital stock) will constitute a dividend for US federal income tax purposes to the extent made from the company's current or accumulated earnings and profits as determined under US federal income tax principles. If a distribution exceeds the company's current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the US holder's tax basis in the Preferred Share or Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term "dividend" means a distribution that constitutes a dividend for US federal income tax purposes.

The gross amount of any dividend on a Preferred Share or Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to US federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in US dollars based on the prevailing spot market exchange rate in effect on the day the US holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into US dollars. Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as US source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a US holder's US federal income tax liability, subject to generally applicable limitations under US federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in a Preferred Share or Preferred ADR. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income. A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and
(ii) the company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a US exchange. Based on the company's audited financial statements and relevant market and shareholder data, the company believes it was not a PFIC, FPHC or FIC for US federal income tax purposes for its 2003 taxable year. In addition, based on the company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. The US Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries though whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-US holders. A dividend paid to a non-US holder on a Preferred Share or Preferred ADR will not be subject to US federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR). A non-US holder generally will be subject to tax on an effectively connected dividend in the same manner as a US Holder. A corporate non-US holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

US holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred Share or Preferred ADR, a US holder will recognize capital gain or loss in an amount equal to the difference between the US holder's adjusted basis in the Preferred Share or Preferred ADR and the amount realized on the sale or other disposition, each determined in US dollars. Any gain a US holder recognizes generally will be US source income for US foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a US source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under US federal income tax law on crediting foreign income taxes may preclude a US holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations. Non-US holders. A non-US holder will not be subject to US federal income tax on gain recognized on a sale or other disposition of a Preferred Share or Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR), or (ii) in the case of a non-US holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-US holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.
Passive Foreign Investment Company Rules

A special set of US federal income tax rules applies to a foreign corporation that is a PFIC for US federal income tax purposes. As noted above, based on the company's audited financial statements and relevant market and shareholder data, the company believes it was not a PFIC for US federal income tax purposes for its 2003 taxable year. In addition, based on the company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its 2004 taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to certain exceptions, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the company is treated as a PFIC, contrary to the tax consequences described in "US Federal Income Tax Considerations--Taxation of Dividends" and "--US Federal Income Tax Considerations--Taxation of Capital Gains" above, a US holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred Share or Preferred ADR and (ii) any "excess distribution" by the company to the US holder (generally, any distribution during a taxable year in which distributions to the US holder on the Preferred Share or Preferred ADR exceed 125% of the average annual taxable distributions the US holder received on the Preferred Share or Preferred ADR during the proceeding three taxable years or, if shorter, the US holder's holding period for the Preferred Share or Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the US holder's holding period for the Preferred Share or Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A US holder who owns a Preferred Share or Preferred ADR during any year the company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a US holder if the US holder makes a timely election to treat the company as a "qualified electing fund" ("QEF") in the first taxable year in which the US holder owns a Preferred Share or Preferred ADR and if the company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the company's ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the company would qualify for the 15% maximum tax rate on dividends described above if the company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. The company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply US holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that US holders would not be able to make or retain that election in any year the company is a PFIC. Although a QEF election generally cannot be revoked, if a US holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADR and the company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a US holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the US holder's adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the US holder under the election for prior taxable years. A US holder's adjusted basis in the Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the Ordinary Shares will be considered "marketable stock" for these purposes unless and until the Internal Revenue Service designates the BOVESPA as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred Share or Preferred ADR to a US holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the US holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a US holder will be allowed as a credit against the US holder's US federal income tax liability and may entitle the US holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

A non-US holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.  STATEMENTS OF EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

Sadia's SEC filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission. Information can be obtained either on the SEC website (www.sec.gov) or by phone 1-800-SEC-0330. Company documents and statutory information are also available at Sadia's website (www.sadia.com.br). Information regarding legal issues can be obtained from the Company's U.S. legal counsel, Greenberg, Traurig LLP, at 1-212-801-9380.

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

Foreign Currency Risk

The Company's foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency denominated liabilities as of December 31, 2003 consisted of debt denominated in U.S. dollars. As of December 31, 2003, approximately 57% of the Company's cash, cash equivalents and investments in debt securities were denominated in U.S. dollars. Sadia's sales outside Brazil are largely U.S. dollar-denominated, and sales within Brazil and most operating costs are reais denominated. At December 31, 2003 foreign currency and interest rate swap contracts totally hedge the exposure arising from U.S. dollar-denominated debt. The Company evaluates on a regular basis the macroeconomic situation and impact on Sadia's financial position.

The table below provides information on Company's foreign currency as of December 31, 2003.


                             As of December 31, 2003
                             Expected Maturity Date
                                                                                                   Average
                                                                       After              Fair     Annual
                              2004    2005     2006    2007    2008    2008    Total      Value    Interest Rate
                              ----    ----     ----    ----    ----    ----    -----      -----
(R$ in millions)
Assets:
Cash and cash equivalents:
Denominated in U.S. dollars     835.8        -       -       -       -       -      835.8    835.8          1.20%
Investments:
Denominated in U.S. dollars      49.0     57.2    80.3   200.9    10.2   712.9    1,110.5  1,110.5         17.48%
Total cash, cash  equivalents
and Investments                 884.8     57.2    80.3   200.9    10.2   712.9    1,946,3  1,946,3 -
Liabilities:
Short term debt:
Denominated in U.S. dollars     194.3        -       -       -       -       -      194.3    194.3          4.54%
Long term debt:
Denominated in U.S. dollars     657.4    447.1   277.4   320.4    72.6   105.7    1,910.6  1,910.6          5.52%
Total  short  and  long  term   851.7    447.1   277.4   320.4    72.6   105.7    2,104.9  2,104.9
debt
Foreign      currency     and                                                                      95% CDI
interest Rate swap  contracts                                                                      10.8%  p.a  in
notional Amount                 700.8    314.0   244.3     9.2     6.4       -    1,274.7     53.1 U.S. Dollars

Average Paying Rate in reais 95% CDI Average Receiving Rate in U.S.Dollars 10.8% p.a.

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

Foreign currency denominated contracts constituting "export prepayments" generally cannot be prepaid, since they are intended to be amortized using the proceeds from designated export shipments. The amortization can be accelerated, provided that the corresponding export shipment is itself accelerated. Other foreign currency denominated financings, undertaken through the Company's offshore subsidiaries, provides elective prepayment without premium or penalty. Such prepayments, however, are subject to paying the lenders an indemnity for "breakage" costs, which often may make prepayment prohibitively expensive.

The percentage of the Company's debt subject to fixed and floating interest rates is as follows:

                                                        As of December 31, 2003
Floating rate debt
 . Denominated in reais                                                  12%
Fixed rate debt
 . Denominated in US dollars                                             78%
 . Denominated in reais                                                  10%
Total.................................................................. 100%


Sadia's foreign currency and interest swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by U.S. dollar denominated liabilities in the event of a devaluation. The Company does not use these swap contracts for trading or speculative purposes. The export sales in U.S. dollars also mitigate the potential losses in the event of devaluation.

Interest Rate Risk

Sadia's floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated debt and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank and other exchange variation. On December 31, 2003, the TJLP was equivalent to 11.00% per year.

The interest rate on Company's cash and cash equivalents denominated in reais is based primarily on Interbank Deposit Certificates, or CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

The table below provides information about Sadia's significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2003.


                             As of December 31, 2003
                             Expected Maturity Date
                                                                                               Average
                                                                        After          Fair    Annual
                                        2004    2005  2006   2007  2008 2008   Total   Value   Interest Rate
                                       ---------------------------------------------------------------------
Assets:
Cash and cash equivalents:
 Denominated in reais                      91.5     -      -     -    -      -    91.5    91.5 -
 Denominated in reais                     890.7     -      -     -    -      -   890.7   890.7 100 % of CDI
 Denominated in U.S. dollars              138.0     -      -     -    -      -   138.0   138.0 -
 Denominated in U.S. dollars              697.8     -      -     -    -      -   697.8   697.8 1.20%

Investments in debt securities:
 Denominated in reais                      90.7  79.5      -     -    -   17.7   187.8   187.8         17.73%
 Denominated in U.S. dollars               49.0  57.2   80.3 200.9 10.3  712.8 1,110.5 1,110.5         17,48%
                                       -------------------------------------------------------
Total  cash,   cash   equivalents   and
Investments in debt securities
                                        1,957.7 136.6   80.3 200.9 10.2  730.5 3,116.3 3,116.3
                                       =======================================================
Liabilities:
Short term debt:
  Fixed rate
  Denominated in reais                    194.3     -      -     -    -      -   194.3   194.3         8.75 %
  Denominated in U.S. dollars           1,168.0     -      -     -    -      - 1,168.0 1,168.0          4.54%
                                       -------------------------------------------------------
Total short-term debt                   1,362.4     -      -     -    -      - 1,362.4 1,362.4
                                       =======================================================
Long term debt:
  Fixed rate
  Denominated in reais                      6.5   2.7    1.0   1.0  1.0  108.8   120.2   120.2     IGPM+9.57%
  Denominated in U.S. dollars             523.3 240.3  258.5 304.7 62.9  105.7 1,495.4 1,495.4          5.52%
Floating rate
  Denominated in reais                    134.1 236.7   18.9  15.8  9.7      -   415.2   415.2     TJLP+3,01%
                                       -------------------------------------------------------
Total long term debt                      663.9 479.8  277.9 321.1 73.4  214.5 2,030.8 2,030.8
                                       -------------------------------------------------------
Total debt                              2,026.2 479.8  277.9 321.1 73.4  214.5 3,393.1 3,393.1
                                       =======================================================
Foreign   currency  and  interest  rate
swap contracts  notional amount - reais
to US Dollars                             700.8 314.0  244.3   9.2  6.4      - 1,274.7    53.1

Average Paying Rate in reais      95% CDI
Average Receiving Rate in Dollars 10.8%
p.a.

At December 31, 2003, the Company had foreign currency and interest rate swap contracts to hedge its U.S. dollar denominated debt. Since a large portion of its debt is denominated in U.S. dollars, the Company protects itself from the effects of unfavorable exchange movements by entering into foreign currency and interest rate swap contracts. The Company does not use derivatives for trading or speculative purposes. See note 17 of the consolidated financial Statements for discussion of the accounting policies for derivatives and other financial instruments.

                                     PART II

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS Not Applicable.

ITEM 15. CONTROL AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

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

B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

C.       ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

D.       CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

     Not applicable.

ITEM 16. [RESERVED]


ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Francisco Silverio Morales Cespede is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations. The audit committee is not yet otherwise fully in compliance with the requirements of Sarbanes-Oxley, but the Company expects to be fully compliant by the required deadline of July 31, 2005. See
Item 6.C. Board Practices--"Audit Committee". The Company has, in compliance with New York Stock Exchange Corporate

Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.sadia.com.br.

ITEM 16 B. CODE OF ETHICS

The Company has adopted a code of ethics called - "Diretrizes de Conduta Sadia" ("Sadia Conduct Guidelines"), that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller.

The English version of the Code is attached as exhibit 11.1 of this Annual Report and can be downloaded in Sadia's website (www.sadia.com).
Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code through the following ways:

MAIL ADDRESS:                                            PHONE REQUESTS:
Sadia S/A - Departamento de Relacoes com Investidores    55 11 3649-3465
Rua Fortunato Ferraz, 659/2o - CEP.: 05093-901           55 11 3649-3130
Vila Anastacio - Sao Paulo - SP - Brazil

ELECTRONIC MAIL ADDRESS:                                 FAX REQUESTS:
grm@sadia.com.br                                         55 11 3649-1785
                                                         55 11 3649-1535
There is no charge for any of these requests.


ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to the Company by it independent auditors, Ernst and Young Auditores Independentes S.S., during the fiscal years ended December 31, 2002 and 2003:

                                          Year ended December 31,
                                          2002               2003
                                          R$ Thousand
               Audit fees                 834.0              969.0
               Audit-related fees         188.0              144.0
               Tax fees                   6.0                114.0
               Other fees                 0.0                0.0
               Total fees                 1,028.0            1,227.0

Audit fees in the above table are the aggregate fees billed by Ernst and Young Auditores Independentes S.S. in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial information.

Audit-related fees in the above table are the aggregate fees billed by Ernst and Young Auditores Independentes S.S. for providing assistance in documenting internal control policies and procedures over financial reporting.

Tax fees in the above table are fees billed by Ernst and Young Auditores Independentes S.S. for tax compliance and tax advice.

Due to the mandatory rotation of audit firms as determined by Brazilian Securities Commission - CVM for public companies in Brazil, the Company has appointed KPMG Auditores Independentes as its independent auditors as from fiscal year 2004.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company's Audit Committee has established pre-approval and procedures for the engagement of its independent auditors for audit and non-audit services.

The Audit Committee reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002. The services are pre-approved by the Audit Committee coordinator if the related fees are not in excess of US$10,000. If the fees exceed this limit, the services must be pre-approved by all members of the Audit Committee.


ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS
 Reference is made to Item 19 for a list of all financial Statements filed as part of this Annual Report.


ITEM 19. FINANCIAL STATEMENTS  AND EXHIBITS

Report of Independent Auditors.................................................................F - 1

Consolidated Balance Sheets as of December 31, 2003 and 2002...................................F - 2

Consolidated Statements of Operations for Years Ended December 31, 2003, 2002
and 2001.......................................................................................F - 4

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
December 31, 2003, 2002 and
2001............................................................................................F- 6

Consolidated Statements of Cash Flows for the  Years Ended December 31, 2003,
2002 and 2001..................................................................................F - 7

Notes to Consolidated Financial Statements.....................................................F - 8

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

LIST OF EXHIBITS

1.01  Sadia Bylaws

2.01 Deposit Agreement dated as of December 30, 2002, by and among Sadia S.A., The Bank of New York as Depositary and the Owners and Holders of American Depositary Receipts (such agreement is incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-102013) filed with the Commission on December 19, 2002.

2.02 The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries, on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request of the SEC.

11.01 Code of Ethics

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



SADIA S.A.

Date: June 25, 2004

By: /s/Walter Fontana Filho                By: /s/Luiz Gonzaga Murat Jr.
  ------------------------------------       ----------------------------------
  Name: Walter Fontana Filho                 Name: Luiz Gonzaga Murat Jr.
  Title: Chief Executive Officer             Title: Chief Financial Officer

                                       FINANCIAL STATEMENTS

                                       SADIA S.A. AND SUBSIDIARIES


                                       DECEMBER 31, 2003 AND 2002
                                       WITH REPORT OF INDEPENDENT AUDITORS

                           SADIA S.A. AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                           December 31, 2003 and 2002



                                    Contents



Report of Independent Auditors.............................................F-3

Audited financial statements

Balance Sheets.............................................................F-5
Statements of Income.......................................................F-7
Statements of Changes in Shareholders' Equity..............................F-8
Statements of Changes in Financial Position................................F-9
Notes to Financial Statements..............................................F-10

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENTS PREPARED IN BRAZILIAN CURRENCY IN ACCORDANCE WITH THE ACCOUNTING PRACTICES ADOPTED IN BRAZIL
-------------------------------------------------------------------------------


                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
SADIA S.A.


1. We have audited the accompanying balance sheets of SADIA S.A. and SADIA S.A. AND SUBSIDIARIES as of December 31, 2003 and 2002, and the related statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.



3. As described in Note 21c, in interpretation of Article 49 of the Brazilian Securities Commission (CVM) Resolution N(Degree) 371/ 2000 as of December 31, 2001 the Company recorded an actuarial asset adjustment resulting from the surplus provided by the Attilio Xavier Fontana Foundation as an offsetting item to retained earnings in shareholders' equity without affecting the results for that year. At December 31, 2003, with the perspective that the actuarial asset would not be realized, the company decided to reverse it. With the support of the response from CVM to a formal technical consultation, the reversal of actuarial asset was recorded as an offset to retained earnings in shareholders' equity, without reducing therefore net income for the year ended December 31, 2003, in the amount of approximately R$70,500 thousand, net of corresponding tax effects.

4. In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of SADIA S.A. and the consolidated financial position of SADIA S.A. and SUBSIDIARIES at December 31, 2003 and 2002, and the results of their operations, specifically except for the effect on the December 31, 2003 results caused by the subject mentioned in paragraph 3, the respective changes in their shareholders' equity and changes in their financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.


                           Sao Paulo, February 3, 2004


                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                            CRC 2SP015199/0-6 "S" SC


                              Sergio Ricardo Romani
                       Accountant CRC 1RJ072321/S-0 "S" SC

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF FINANCIAL STATEMENTS PREPARED IN BRAZILIAN CURRENCY IN ACCORDANCE WITH THE ACCOUNTING PRACTICES ADOPTED IN BRAZIL
-------------------------------------------------------------------------------

                           SADIA S.A. AND SUBSIDIARIES

                                 BALANCE SHEETS
                           December 31, 2003 and 2002
                             (In thousands of reais)


                                                              COMPANY                                CONSOLIDATED
                                              ---------------------------------------- -----------------------------------------
                                                     2003                2002                 2003                 2002
                                              ------------------- -------------------- -------------------- --------------------
ASSETS
CURRENT ASSETS:
  Cash                                                  91,130              131,850              230,403              142,983
  Short-term investments                               972,050            1,000,486            2,143,598            1,169,801
  Trade accounts receivable - domestic market          219,136              192,308              219,740              192,487
  Trade accounts receivable - foreign market           649,783              385,449              267,965              222,725
  Allowance for doubtful accounts                     (30,461)              (25,663)            (33,769)              (40,504)
  Recoverable taxes                                    138,106              127,559              140,260              130,586
  Inventories                                          880,896              859,075              920,564              877,366
  Other receivables                                     38,772               42,998               48,203               53,584
  Assets available for sale                              4,760               11,866                4,820               11,879
  Prepaid expenses                                       5,483                3,467                6,358                5,393
  Deferred tax credits                                  65,567               26,536               65,567               26,536
                                               ------------------- -------------------- -------------------- --------------------
Total current assets                                 3,035,222            2,755,931            4,013,709            2,792,836

NONCURRENT ASSETS:
  Receivables from related parties                      27,402               26,337                    -                    -
  Long-term investments                                154,575              153,674              236,960            1,002,352
  Deposits in court                                     74,972               69,044               75,078               69,044
  Recoverable taxes                                     74,143              112,440               74,526              113,701
  Deferred tax credits                                  78,448               68,476               81,039               69,125
  Pension plan                                               -              114,982                    -              114,982
  Assets available for sale                             14,910               20,801               14,910               20,801
  Other receivables                                     14,910               11,070               16,755               11,226
                                              ------------------- -------------------- -------------------- --------------------
                                                       439,360              576,824              499,268            1,401,231

PERMANENT ASSETS:
  Investments                                          670,615              321,099               17,232               12,512
  Property, plant and equipment                        886,549              894,572              889,331              902,918
  Deferred charges                                      67,045              105,748               68,126              107,018
                                              ------------------- -------------------- -------------------- --------------------
                                                     1,624,209            1,321,419              974,689            1,022,448

                                              ------------------- -------------------- -------------------- --------------------
TOTAL ASSETS                                         5,098,791            4,654,174            5,487,666            5,216,515
                                              =================== ==================== ==================== ====================




                                                              COMPANY                                CONSOLIDATED
                                              ---------------------------------------- -----------------------------------------
                                                     2003                2002                 2003                 2002
                                              ------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans and financing                                1,096,522            1,477,348            1,415,337            2,002,504
  Trade accounts payable                               368,881              245,860              377,849              250,400
  Advances from customers                               13,441               17,023                  746                  890
  Salaries and social charges payable                   17,214               14,278               17,462               14,634
  Taxes payable                                         53,757               41,187               62,193               46,645
  Dividends payable                                     87,963               55,666               87,963               55,666
  Provision for vacations pay                           52,427               42,192               53,103               42,328
  Deferred taxes                                             -                  843                    -                  843
  Employee bonus accrual                               141,485               22,848              142,315               23,164
  Other payables                                        77,915               84,139              140,183              116,475
                                              ------------------- -------------------- -------------------- --------------------
Total current liabilities                            1,909,605            2,001,384            2,297,151            2,553,549

NONCURRENT LIABILITIES:
  Loans and financing                                1,501,216            1,197,077            1,502,994            1,205,160
  Taxes payable                                         31,235                   93               31,290                1,217
  Provision for contingencies                           63,915               54,927               68,013               57,273
  Provision for losses on investments                       62                   28                    -                    -
  Deferred taxes                                         9,802               46,684                9,802               46,684
  Employee benefit plan                                 71,868               63,142               71,868               63,142
  Other payables                                        15,904               27,151               19,139               27,473
                                              ------------------- -------------------- -------------------- --------------------
                                                     1,694,002            1,389,102            1,703,106            1,400,949

MINORITY INTEREST IN SUBSIDIARIES                            -                    -                 (13)                  363

SHAREHOLDERS' EQUITY:
  Capital                                            1,000,000              700,000            1,000,000              700,000
  Income reserves                                      470,450              468,413              470,450              468,413
  Treasury stock                                         (198)                (198)                (198)                (198)
  Retained earnings                                     24,932               95,473               17,170               93,439
                                              ------------------- -------------------- -------------------- --------------------
                                                     1,495,184            1,263,688            1,487,422            1,261,654


                                              ------------------- -------------------- -------------------- --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           5,098,791            4,654,174            5,487,666            5,216,515
                                              =================== ==================== ==================== ====================

See accompanying notes.

                           SADIA S.A. AND SUBSIDIARIES

                              STATEMENTS OF INCOME
                            Years ended December 31,
                         2003 and 2002 (In thousands of
                             reais, except per share
                                  information)


                                                                     COMPANY                                 CONSOLIDATED
                                                    ---------------- --------------------- -------------------- --------------------
                                                       2003                  2002                 2003                 2002
                                                    ---------------- --------------------- -------------------- --------------------
Gross operating revenue:
  Domestic market                                         3,188,246             2,631,001            3,195,807            2,729,894
  Foreign market                                          2,373,268             1,771,902            2,659,628            1,959,380
                                                    ---------------- --------------------- -------------------- --------------------
                                                          5,561,514             4,402,903            5,855,435            4,689,274
Sales deductions:
  Value-added tax on sales                                (489,790)             (378,067)            (536,475)            (399,717)
  Sales deductions                                         (21,691)              (20,481)             (26,836)             (50,714)

                                                    ---------------- --------------------- -------------------- --------------------
Net operating revenue                                     5,050,033             4,004,355            5,292,124            4,238,843

Cost of goods sold                                      (3,733,235)           (2,961,394)          (3,738,355)          (2,938,999)
                                                    ---------------- --------------------- -------------------- --------------------
Gross profit                                              1,316,798             1,042,961            1,553,769            1,299,844

Operating income (expenses):
   Selling expenses                                       (816,453)             (728,411)            (943,660)            (882,796)
   Management compensation                                 (11,047)               (9,555)             (11,047)              (9,555)
   General and administrative expenses                     (47,398)              (43,550)             (47,401)             (44,736)
   Other operating income (expenses)                       (29,491)              (18,636)             (39,986)             (23,827)
   Financial income (expenses), net                       (162,687)             (239,024)              148,712            (183,363)
   Equity pickup                                            348,571               217,806             (63,678)               88,354
                                                    ---------------- --------------------- -------------------- --------------------
Operating income                                            598,293               221,591              596,709              243,921

Nonoperating income (expense)                              (17,888)                   591             (20,418)                1,463
                                                    ---------------- --------------------- -------------------- --------------------
Income before income and social contribution taxes          580,405                                    576,291
                                                                                  222,182                                   245,384

Current income and social contribution taxes               (37,002)                 3,653             (40,414)                  325
Deferred income and social contribution taxes                50,388                34,580               52,330               12,724
Employee bonus accrual                                    (141,300)              (24,289)            (141,793)             (24,678)
                                                    ---------------- --------------------- -------------------- --------------------
Net income                                                  452,491               236,126              446,414              233,755

Minority interest                                                 -                     -                (349)                (337)

                                                    ---------------- --------------------- -------------------- --------------------
Controlling shareholder equity interest                     452,491               236,126              446,763              234,092
                                                    ================ ===================== ==================== ====================

Earnings per thousand outstanding shares - in reais          662.80                345.87                   -                     -


See accompanying notes.

                           SADIA S.A. AND SUBSIDIARIES

                        STATEMENT OF SHAREHOLDERS' EQUITY
                     Years ended December 31, 2003 and 2002
                             (In thousands of reais)


                                                                    INCOME RESERVES
                                                       ---------------------------------------
                                                                                   RESEARCH AND
                                                         LEGAL      EXPANSION      DEVELOPMENT
                                             CAPITAL    RESERVE     RESERVE        RESERVE
                                         ----------   ----------    ----------    ----------

Balances at December 31, 2001               700,000       21,116       241,396        46,442
   Pension plan                                --           --            --            --
   Net income for the year                     --           --            --            --
   Appropriation of income:
      Income reserves                          --         11,806       135,847        11,806
      Interest on shareholders' equity         --           --            --            --
                                         ----------   ----------    ----------    ----------
Balances at December 31, 2002               700,000       32,922       377,243        58,248
   Capital increase                         300,000      (21,085)     (241,610)      (37,305)
   Pension plan                                --           --            --            --
   Net income for the year                     --           --            --            --
   Appropriation of income:
      Income reserves                          --         22,625       256,787        22,625
      Interest on shareholders' equity         --           --            --            --
                                         ----------   ----------    ----------    ----------
Balances at December 31, 2003             1,000,000       34,462       392,420        43,568
                                         ==========   ==========    ==========    ==========

                                                                     TOTAL
                                         TREASURY      RETAINED      SHAREHOLDERS'
                                         SHARES        EARNINGS      EQUITY
                                         ----------    ----------    ----------

Balances at December 31, 2001                  (198)      112,843     1,121,599
   Pension plan                                --         (17,370)      (17,370)
   Net income for the year                     --         236,126       236,126
   Appropriation of income:
      Income reserves                          --        (159,459)         --
      Interest on shareholders' equity         --         (76,667)      (76,667)
                                         ----------    ----------    ----------
Balances at December 31, 2002                  (198)       95,473     1,263,688
   Capital increase                            --            --            --
   Pension plan                                --         (70,541)      (70,541)
   Net income for the year                     --         452,491       452,491
   Appropriation of income:
      Income reserves                          --        (302,037)         --
      Interest on shareholders' equity         --        (150,454)     (150,454)
                                         ----------    ----------    ----------
Balances at December 31, 2003                  (198)       24,932     1,495,184
                                         ==========    ==========    ==========

See accompanying notes.

                           SADIA S.A. AND SUBSIDIARIES

                            STATEMENTS OF CHANGES IN
                            FINANCIAL POSITION Years
                        ended December 31, 2003 and 2002
                             (In thousands of reais)


                                                                      COMPANY                             CONSOLIDATED
                                                         ------------------------------------- -----------------------------------
                                                               2003                  2002            2003                  2002
                                                         ---------------- -------------------- --------------- -------------------

SOURCES OF WORKING CAPITAL
From operations:
   Net income for the year                                       452,491              236,126         446,414            233,755
   Items that do not affect working capital:
      Minority interest in operating results                           -                    -             349                337
      Depreciation, amortization and depletion                   134,990              113,924         137,062            122,485
      Long-term interest and variations                           47,475              235,917         176,751           (47,784)
      Result of disposal of permanent assets                      18,341                5,618          24,348              4,471
      Equity pickup                                            (350,469)            (217,681)          64,292           (89,314)
      Deferred income tax                                       (46,854)             (18,240)        (48,796)           (14,084)
                                                         ---------------- -------------------- --------------- -------------------
                                                                 255,974              355,664         800,420            209,866
From third parties:
   Sale of permanent assets                                        5,025                3,025           5,032              4,353
   Dividends / interest on shareholders' equity received           4,023                3,195               -                  -
   Increase in liabilities / (decrease) in assets                370,829             (11,795)         935,137           (30,224)
   Transfer from permanent to current assets                           -                2,398               -              3,300
   Incorporated working capital - Granja Rezende                       -              184,425               -                  -
                                                         ---------------- -------------------- --------------- -------------------
Total sources of working capital                                 635,851              536,912       1,740,589            187,295

APPLICATIONS OF WORKING CAPITAL
Investment acquisitions                                            3,036               15,505               -                  -
Property, plant and equipment acquisitions                       100,919              111,550         102,124            111,927
Additions to deferred charges                                      7,729                8,425           8,096              9,425
Dividends / interest on shareholders' equity paid                150,454               76,667         150,454             76,667
Pension plan                                                           -               17,370               -             17,370
Transfer from current to permanent assets                          2,643                    -           2,644                  -
                                                         ---------------- -------------------- --------------- -------------------
Total applications of working capital                            264,781              229,517         263,318            215,389

                                                         ---------------- -------------------- --------------- -------------------
Working capital increase (decrease)                              371,070              307,395       1,477,271           (28,094)
                                                         ================ ==================== =============== ===================

Change in working capital
   At end of year                                              1,125,617              754,547       1,716,558            239,287
   At beginning of year                                          754,547              447,152         239,287            267,381
                                                         ---------------- -------------------- --------------- ------------------
                                                         ---------------- -------------------- --------------- ------------------
Working capital increase (decrease)                              371,070              307,395       1,477,271           (28,094)
                                                         ================ ==================== =============== ==================

See accompanying notes.

                           SADIA S.A. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
                             (In thousands of reais)

  1.  OPERATIONS

     The Company's principal business activities are organized into three operational segments: the industrial processing and distribution of food products, and the production of pork and poultry (chickens and turkeys) for sale in Brazil and abroad. The industrially processed products segment has been the principal focus of the Company's investments over the recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, breaded products, a diet line and pre-sliced ready-packed products.


  2.  PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

      The financial statements are the responsibility of the Company's management and were prepared in compliance with the provisions of Brazil's Corporation Law and the norms of the Brazilian Securities Commission - CVM. Financial statements and notes are stated in thousands of reais, unless otherwise indicated.

      The financial statements are prepared on the basis of assessments to determine the values of certain assets and liabilities, as well as necessary provisions that reflect the Management's best estimates, which may however vary in relation to real data and values.

      Pension plans, employees' benefits and corresponding deferred taxes were reclassified in the balance sheet for December 31, 2002 in order to allow better comparability with the balance sheet for December 31, 2003.

  3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

      a) Operating income and expenses

         These are recognized on the accrual basis. Sales and related costs are recognized at the time of delivery of products.

                           SADIA S.A. AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (Continued)
                         December 31, 2003 and 2002
                            (In thousands of reais)

  3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

      b) Long- and short-term investments

            Investment funds in local and foreign currency are stated at market value according to the respective fund shares on the date of the balance sheet.

            Long- and short-term investments in local currency are stated at cost plus earnings to the balance sheet date, not exceeding market value.

            Long- and short-term investments in foreign currency are stated at acquisition cost plus interest earned and the realization of the investment discount based on the time between acquisition and maturity. These notes are classified based on the respective expected redemption and a comparison with market value is presented in Note 16b.

            These investments also include the portion receivable from swap contracts shown by the difference between the nominal value of these contracts and those updated by the variation of the US dollar plus interest earned up to the date of the financial statements, as well as receivables arising from future currency contracts shown by the difference of the nominal value updated by the US dollar quotation on the date of future maturity and on the date of the financial statements, not exceeding market value. The payable portion of these contracts is classified under loans and financing.

      c) Allowance for doubtful accounts
            The allowance for doubtful accounts is calculated on estimated losses in an amount considered sufficient to cover possible losses on receivables.

      d)    Inventories
            These are stated at their average acquisition or production cost, not exceeding replacement or realizable value. The elimination of unrealized result in consolidated inventories is stated in item k) below.

                           SADIA S.A. AND SUBSIDIARIES

                         December 31, 2003 and 2002
                            (In thousands of reais)

  3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

      e)    Investments

            Investments in subsidiaries are stated by the equity method in the Company's statements, based on their equities on the same date, presented in Note 7, and applying the same accounting practices. The gains or losses due to changes in the participation percentages are presented in nonoperating results.

            The financial statements of foreign subsidiaries is translated into Brazilian reais, based on the following criteria:

       o Balance sheet accounts at the exchange rate at the end of the period.

       o Statement of income accounts at the exchange rate at the end of each month.

            Other investments are stated at acquisition cost, reduced by an adjustment to cover losses considered permanent.

      f)    Property, plant and equipment

            These are stated at acquisition or construction cost, less accumulated depreciation, inflation adjusted until December 31, 1995. Depreciation is computed by the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as shown in
            Note 8. Interest accrued on construction projects' financing, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

      g)    Deferred charges

            Represent pre-operating costs incurred in the implementation of management software, plant expansion and modernization, which are amortized over 5 years as from the beginning of operation.

      h)    Current and non-current liabilities

            Current and non-current liabilities are stated at known or estimated values increased by related charges and monetary and exchange variations through the balance sheet date.

                           SADIA S.A. AND SUBSIDIARIES

                         December 31, 2003 and 2002
                            (In thousands of reais)

  3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

      i)    Income and social contribution taxes

            Are computed on a monthly basis at the tax rates in force. The reconciliation of income and social contribution taxes as well as the composition of deferred income and social contribution taxes on loss carryforwards and timing differences are shown in Note 13.

      j)    Employees' benefits

            Employees' benefits are stated based on actuarial studies prepared annually at close of year, as detailed in note 21d.

      k)    Consolidated financial statements

            The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. Consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

                                                          SHAREHOLDINGS IN
                                                    -------------------------
                                                         2003           2002
                                                    -------------------------
          SADIA INTERNATIONAL LTD.                    100.00%        100.00%
             SadiaUruguayS.A.                         100.00%        100.00%
             SadiaAlimentosS.A.                         0.01%              -
             SadiaArgentinaS.A.                             -          0.02%
             SadiaChileS.A.                            60.00%         60.00%
             SadiaAlimentosS.A.                        99.99%              -
             SadiaArgentinaS.A.                             -         99.98%
             SadiaItaliaS.R.L.                         99.99%         99.99%
             ChurrascariaBeijingBrazilLtd.(*)          50.00%         50.00%
             ConcordiaFoodsLtd.(*)                     50.00%         50.00%
             SadiaEuropeLtd.                          100.00%        100.00%
          CONCORDIA S.A. C.V.M.C.C.                    99.99%         99.99%
          REZENDE OLEO LTDA.                          100.00%        100.00%
             RezendeMarketingeComunicacoesLtda.         0.09%          0.09%
             ConcordiaS.A.C.V.M.C.C.                   0.001%         0.001%
          REZENDE MARKETING E COMUNICACOES LTDA.       99.91%         99.91%
          SADIA G.M.B.H.                              100.00%        100.00%
             LaxnessF.C.P.A.Lda.                      100.00%        100.00%
          EZFOOD SERVICOS S.A. (*)                     33.33%         33.33%

          (*) "Joint-Ventures"

                           SADIA S.A. AND SUBSIDIARIES

                         December 31, 2003 and 2002
                            (In thousands of reais)

  3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

      k)    Consolidated financial statements--Continued

            Transactions and balances between the companies included in the consolidation have been eliminated. Minority interest was excluded from shareholders' equity and net income and is presented separately in the consolidated balance sheet and statement of income.

            In the case of joint ventures, the assets, liabilities and shareholders' equity, and the end of year balance were consolidated proportionately to the Company's shareholdings.

            Reconciliation of shareholders' equity and net income of the Company to the consolidated shareholders' equity and net income is as follows:

                                                                                        NET INCOME          SHAREHOLDERS' EQUITY
                                                                                  ------------------------------------------------
                                                                                             2003           2003         2002
                                                                                  ------------------------------------------------
          Financial Statements - Company                                                   452,491       1,495,184    1,263,688

          Elimination  of  unrealized  profits  on  inventories  in  intercompany
          operations, net of taxes.                                                        (7,762)        (9,796)      (2,034)
          Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2002.
                                                                                            2,034          2,034          -
                                                                                  ------------------------------------------------
          Financial Statements - Consolidated                                              446,763       1,487,422    1,261,654
                                                                                  ================================================

                           SADIA S.A. AND SUBSIDIARIES

                         December 31, 2003 and 2002
                            (In thousands of reais)

  4.  LONG- AND SHORT-TERM INVESTMENTS
                                                INTEREST %
                                                  (ANNUAL                        COMPANY                      CONSOLIDATED
                                                              -----------------------------------------------------------------
                                                 AVERAGE)                  2003            2002           2003           2002
                                              ---------------------------------------------------------------------------------
Short-term investments
LOCAL CURRENCY
Investment funds                                        17.73           856,749         173,263        890,837         201,243
Bank deposit certificates                               17.73            38,101         723,999         38,101         723,999
Treasury bills - LFT                                    18.15            52,711               -         52,711               -
Others                                                                        -             501              -             501
                                                              -----------------------------------------------------------------
                                                                        947,561         897,763        981,649         925,743
FOREIGN CURRENCY
Interest-bearing current account                         1.20                 -               -        697,814          95,914
Investment funds                                        17.82                 -               -        368,883               -
Swap contracts                                                            1,914          45,720          1,914          45,720
Future markets contracts                                                 13,998               -         71,347          20,590
                                                              -----------------------------------------------------------------
                                                                         15,912          45,720      1,139,958         162,224
                                                              -----------------------------------------------------------------
                                                                        963,473         943,483      2,121,607       1,087,967
Short-term portion of long-term investments
FOREIGN CURRENCY
National Treasury Notes - NTN                           11.00             8,577          57,003          8,577          57,003
Brazil Global 09                                        12.72                 -               -              -          17,176
Brazil C Bearer Bonds                                    8.00                 -               -            304           7,527
Global Notes - private                                  10.00                 -               -         13,110             128
                                                              -----------------------------------------------------------------
                                                                          8,577          57,003         21,991          81,834
                                                              -----------------------------------------------------------------
TOTAL SHORT-TERM                                                   972,050            1,000,486      2,143,598       1,169,801
                                                              =================================================================
Long-term investments
LOCAL CURRENCY
Bank deposit certificates                               23.98                 -          52,101              -          52,101
Treasury bills  - LFT                                   18.15            79,481               -         79,481               -
National Treasury Securities - CTN                      12.00            17,660          14,524         17,660          14,524
Others                                                                        -             696              -             696
                                                              -----------------------------------------------------------------
                                                                         97,141          67,321         97,141          67,321
FOREIGN CURRENCY
Investment funds                                        17.82                 -               -         65,987               -
National Treasury Notes - NTN                           11.00             8,577          67,579          8,577          67,579
Brazil Global 09                                        12.72                 -               -              -         622,753
Brazil C Bearer Bonds                                    8.00                 -               -         16,702         234,728
Global Notes - private                                  10.00                 -               -         13,110          16,028
Swap contracts                                                           57,434          75,777         57,434          75,777
                                                              -----------------------------------------------------------------
                                                                         66,011         143,356        161,810       1,016,865
                                                              -----------------------------------------------------------------
TOTAL LONG-TERM                                                         163,152         210,677        258,951       1,084,186
Short-term portion of long-term investments                             (8.577)        (57,003)       (21,991)        (81,834)
                                                              -----------------------------------------------------------------
LONG-TERM PORTION                                                       154,575         153,674        236,960       1,002,352
                                                              =================================================================

                           SADIA S.A. AND SUBSIDIARIES

                         December 31, 2003 and 2002
                            (In thousands of reais)

  4. LONG- AND SHORT-TERM INVESTMENTS (Continued)
      Long-term investments as of December 31, 2003 mature as follows:


                                                            COMPANY    CONSOLIDATED
                                                        ----------------------------
      MATURITY                                                 2003            2003
                                                        ----------------------------
           Short-term portion of long-term investments        8,577          21,991
           2005                                             105,731         105,731
           2006                                              29,790          29,790
           2007                                                 821             821
           2008                                                 573             573
           2009                                                   -               -
           2010 and afterwards                               17,660         100,045
                                                        ----------------------------
                                                            163,152         258,951
                                                        ============================

      During the year the Company sold part of its Brazilian public debt bonds portfolio (Brazil C Bearer Bonds and Brazil Global 09), realizing earnings of approximately R$86,500, mainly resulting from the rise in value of these bonds.

      As part of its financial risk management strategy, on December 30, 2003, the Company used its Brazilian public bonds portfolio (Brazil Global and Brazil C Bearer Bonds) and private company Global Notes, reduced by the respective financings linked to these bonds, in order to acquire shares in three foreign investment funds, managed by unrelated financing institutions. The Company is presently the only shareholder although the investment funds are open-ended.

      The Concordia Foreign Investment Fund Class A and Taurus Fund Limited investment funds are market floated and settled daily. The Concordia Foreign Investment Fund Class B will be valued according to the stock profit curve and will be held to maturity as a result of the hedge strategy.

      The breakdown of bonds and respective financing used in paying net assets of investment funds on December 30 2003 is as follows:

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

  4. LONG- AND SHORT-TERM INVESTMENTS (Continued)
                                                        FINANCIAL                        PAID-IN
                                                        BALANCE          SALES         SHAREHOLDERS'
                                                        12/30/03         INCOME          EQUITY
                                                  ------------------ ------------- ------------------
      Concordia Foreign Investment Class A
         Brazil Global                                      621,268         8,751         630,019
         Brazil C Bears Bonds                                97,958         1,702          99,660
         Private Global Notes                                79,762         2,277          82,039
         Financings                                       (479,154)             -       (479,154)
                                                  ------------------ ------------- ---------------
                                                            319,834        12,730         332,564
      Concordia Foreign Investment Class B
         Brazil Global                                      150,227             -         150,227
         Brazil C Bears Bonds                                16,584             -          16,584
         Financings                                       (101,232)             -       (101,232)
                                                  ------------------ ------------- ---------------
                                                             65,579             -          65,579
      Taurus Fund Limited
         Brazil Global                                       19,525         2,005          21,530
         Private Global Notes                                48,250         2,115          50,365
         Financings                                        (36,704)             -        (36,704)
                                                  ------------------ ------------- ---------------
                                                             31,071         4,120          35,191
                                                  ------------------ ------------- ---------------
                                                            416,484        16,850         433,334
                                                  ================== ============= =============


  5.  INVENTORIES
                                                                  COMPANY                         CONSOLIDATED
                                                   -----------------------------------------------------------------
                                                           2003                2002          2003              2002
                                                   -----------------------------------------------------------------
Finished goods and products for resale                   228,317           191,308         267,888          209,163
Livestock and poultry for slaughtering and sale
                                                         391,069           413,904         391,069          413,904
Raw materials                                            128,544           124,774         128,561          124,806
Storeroom                                                 19,838            24,991          19,838           24,991
Packaging materials                                       28,766            31,188          28,766           31,188
Stock in transit                                           6,656             2,480           6,727            2,882
Work in process                                           75,347            67,580          75,347           67,580
Advances to suppliers                                      1,413               647           1,422              649
Imports in transit                                           946             2,203             946            2,203
                                                   -----------------------------------------------------------------
                                                         880,896           859,075         920,564          877,366
                                                   =================================================================

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

  6.  RECOVERABLE TAXES

                                                         COMPANY                           CONSOLIDATED
                                          -------------------------------------------------------------------
                                                2003                 2002              2003            2002
                                          -------------------------------------------------------------------
IPI (federal VAT)                               102,165             152,308            102,519       152,662
ICMS (state VAT)                                 52,635              63,839             54,175        65,665
Income and social contribution taxes             39,584              17,720             40,212        19,731
Others                                           17,865               6,132             17,880         6,229
                                          -------------------------------------------------------------------
                                                212,249             239,999            214,786       244,287
                                          ===================================================================
SHORT-TERM PORTION                              138,106             127,559            140,260       130,586
LONG-TERM PORTION                                74,143             112,440             74,526       113,701

      IPI (federal VAT)

      Corresponds to presumed IPI tax credit on packaging and inputs and presumed IPI credit for reimbursement of PIS/PASEP and COFINS taxes on exports and IPI credit premium.

      ICMS (stated VAT)

      The balance to be offset against taxes of the same nature generated by operations at various plants.

      Income and social contribution taxes
      Represent withholding income tax on long- and short-term investments and income and social contribution tax prepayments via offsetting against federal taxes and contributions.


7.          INVESTMENTS
                                                                              NET INCOME
                                                              SHAREHOLDER'S   (LOSS) FOR          EQUITY       INVESTMENT BALANCES
                                                                                                               -------------------
      Investments                               OWNERSHIP        EQUITY        THE YEAR           PICK-UP       2003         2002
                                             --------------------------------------------------------------------------------------
      Sadia International Ltd.                    100.00%             141,127         19,003     (18,117)      141,127    159,244
      Concordia S.A. CVMCC                          99.99%             41,056          7,127        9,118       41,055     35,960
      Sadia G.M.B.H.                              100.00%             485,517        391,152      362,311      485,517    123,207
      Rezende Oleo Ltda.                          100.00%                (33)           (33)         (33)            -          -
      Rezende Marketing e Comun. Ltda.             99.91%                (30)            (2)          (2)            -          -
      EzFood Servicos S.A.                         33.33%               4,594        (8,146)      (2,808)        1,532      1,304
                                                                                             -------------------------------------
      Total in subsidiaries                                                                       350,469      669,231    319,715
      Other investments                                                                                -        1,384      1,384
                                                                                             -------------------------------------
      Total investments of the Company                                                            350,469      670,615    321,099
      Other investments of  subsidiaries/affiliates                                                    -        15,849     11,128
      Investments eliminated on consolidation                                                   (414,761)     (669,232)  (319,715)
                                                                                             ------------------------------------
      Total consolidated investments                                                             (64,292)       17,232     12,512
                                                                                             ====================================

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

  7.  INVESTMENTS--Continued

      Company: - investments valued by the equity method generated a net accumulated gain at December 31, 2003 of R$350,469; (operating equity pickup of R$348,571, loss on the translation of investments in foreign currency of R$65,960 and non-operating equity pickup of R$1,898).

      Consolidated: - investments valued by the equity method generated a net accumulated loss at December 31, 2003 of R$64,292; (operating equity pickup of R$63,678 of loss on translation of investments in foreign currency, recorded as operating result, and non-operating equity pickup of R$614).


  8.  PROPERTY, PLANT AND EQUIPMENT
                                        AVERAGE                    COMPANY                             CONSOLIDATED
                                                    -----------------------------------------------------------------------------
                                          RATE            2003                2002               2003               2002
                                      -------------------------------------------------------------------------------------------
      Buildings                             4%                676,687              674,162           677,733             678,849
      Machinery and equipment             15%                 750,938              761,911           753,685             769,675
      Installations                       10%                 167,331              166,161           167,566             166,244
      Vehicles                            27%                  16,050               18,656            16,458              18,710
      Forestation and reforestation        -                   16,299               14,276            16,299              14,276
      Trademarks and patents              10%                   1,769                1,963             1,783               1,977
      Construction in progress             -                   96,672               54,495            96,673              54,495
      Advances to suppliers                -                    7,523                7,384             7,546               7,386
      Rights of use                        -                      247                  227             1,492                 785
                                                    -----------------------------------------------------------------------------
                                                            1,733,516            1,699,235         1,739,235           1,712,397
      Depreciation/Amortization                             (846.967)            (804,663)         (849,904)           (809,479)
                                                    -----------------------------------------------------------------------------
                                                              886,549              894,572           889,331             902,918
                                                    =============================================================================

      The portion of interest accrued on financing modernization projects and expansion of the industrial units was stated at cost of the respective construction in progress in the amount of R$4,903 (R$5,768 in 2002).

      Certain Company assets are not being used in current operations and therefore are available for sale. These assets are stated at their estimated net realizable value of R$19,730 (R$32,680 in 2002), net of potential costs of sale.

      Company management has been adopting initiatives for the sale of these assets and, in accordance with expected income realization, classified R$4,820 (R$11,879 in 2002) in short-term and R$14,910 (R$20,801 in 2002)
      in long-term.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

  9.  DEFERRED CHARGES
                                                              COMPANY                     CONSOLIDATED
                                              -------------------------------------------------------------
                                    RATE              2003            2002            2003           2002
                                ---------------------------------------------------------------------------
      Preoperating expenses          25%            228,065         224,380         230,115        231,627
      Products development           20%              8,524           8,524           8,524          8,524
      Others                         20%                125              57             213            130
                                              -------------------------------------------------------------
                                                    236,714         232,961         238,852        240,281
      Accumulated amortization                    (169,669)       (127,213)       (170,726)      (133,263)
                                              -------------------------------------------------------------
                                                     67,045         105,748          68,126        107,018
                                              =============================================================

      The Company revised its assumptions for the amortization of preoperating expenses incurred in the implementation of management software, reducing the amortization period from 5 to 4 years. This change in the amortization estimate results from the planned implementation of a new version of the software as from 2005. This change generated an additional amortization for the year in the amount of R$11,657.


10.   LOANS AND FINANCING - SHORT-TERM
                                                                                             COMPANY             CONSOLIDATED
                                                                               ----------------------------------------------------
                                                                                     2003         2002        2003        2002
                                                                               ----------------------------------------------------
Short-term
FOREIGN CURRENCY
     Credit lines for the development of foreign trade, with interest rates from
     4.15% to 5.11% p.a., guaranteed by promissory notes or sureties.
                                                                                          -            -     310,662      522,065
Advance on Foreign Exchange Contracts subject to Libor - 06 months (1.21% in
December 2003) and interest of 3.03% p.a., guaranteed by promissory notes or
sureties.                                                                           153,616      740,876     153,616      740,876
Swap contracts                                                                       33,652            -      33,652            -
Future markets contracts                                                                  -            -       8,153            -
                                                                               ---------------------------------------------------
                                                                                    187,268      740,876     506,083    1,262,941
LOCAL CURRENCY
Rural credit lines and working capital loans with interest of 8.75% p.a.
                                                                                    194,338      191,709     194,338      191,709
Swap contracts                                                                       51,000            -      51,000            -
                                                                               ---------------------------------------------------
                                                                                    245,338      191,709     245,338      191,709
                                                                               ---------------------------------------------------
                                                                                    432,606      932,585     751,421    1,454,650

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

10. LOANS AND FINANCING - SHORT-TERM (Continued)

                                                                                         COMPANY               CONSOLIDATED
                                                                                ---------------------------------------------------
                                                                                     2003         2002        2003        2002
                                                                                ---------------------------------------------------
SHORT-TERM PORTION OF LONG-TERM DEBT
FOREIGN CURRENCY
------------------------------------
     IFC (International Finance Corporation) funding in foreign currency for investments payable in installments, of which R$128,656 is subject to interest at the rate of 8.52% p.a., R$48,949 at 9.05% p.a., guaranteed
     by real estate mortgages.                                                      177,605       66,621       177,605      66,621

     Export financing composed by prepayment subject to Libor variation for
     6-month deposits (1.21% in December 2003) plus annual interest of 5.65%, guaranteed by promissory notes or sureties.
                                                                                    284,645       98,670       284,645      98,670
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINEM in the amount of R$18,867 subject to weighted average of exchange variation of currencies traded by BNDES
- UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of
R$28,569 subject to weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.86%, guaranteed by mortgage bond and
real estate mortgage.                                                                47,436       32,473        47,436      32,473
                                                                                     13,613        8,431        13,613      11,522
Others                                                                          ---------------------------------------------------
                                                                                    523,299      206,195       523,299     209,286
                                                                                ---------------------------------------------------

LOCAL CURRENCY
--------------
BNDES  (National Bank for Economic and Social  Development),  credit lines for investments  and  exports,  composed  as  follows:  FINAME in the amount of R$
9,604 subject to Long-Term  Interest Rate -TJLP (11.0% p.a. in December  2003)
and interest of 3.27% p.a.,  FINAME-EXIM  in the amount of R$ 102,377  subject to TJLP (11.0% p.a. in December  2003) and interest of 2.89% p.a. and FINEM in the amount of R$ 22,092  subject to TJLP (11.0%  p.a.  in  December  2003) and
interest of 3.50% p.a., guaranteed by mortgage bond and real estate mortgage.       134,073      332,116       134,073     332,116

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties.
                                                                                      6,244        6,120         6,244       6,120
Others                                                                                  300          332           300         332
                                                                                ---------------------------------------------------
                                                                                    140,617      338,568       140,617     338,568
                                                                                ---------------------------------------------------
SHORT-TERM PORTION OF LONG-TERM DEBT                                                663,916      544,763       663,916     547,854
TOTAL SHORT-TERM                                                                ---------------------------------------------------
                                                                                  1,096,522    1,477,348     1,415,337   2,002,504
                                                                                ==================================================

At December 31, 2003 the weighted average interest on short-term loans was 5.19% p.a. (5.12% p.a. in 2002).

                          SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

11. LOANS AND FINANCING - LONG-TERM (Continued)

                                                                                        CONTROLADORA              CONSOLIDADO
                                                                                ---------------------------------------------------
                                                                                     2003         2002        2003        2002
                                                                                ---------------------------------------------------
FOREIGN CURRENCY
----------------
IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, of which R$128,656 is subject to interest at the rate of 8.52% p.a. and R$48,949 at 9.05% p.a., guaranteed by
real estate mortgages.                                                              177,605       419,951     177,605      419,951

Export financing composed by prepayment, payable in installments up to 2010, subject to Libor variation for 6-month deposits (1.21% in December 2003) plus
annual interest of 5.65%, guaranteed by promissory notes or sureties.             1,196,174       527,345   1,196,174      527,345

BNDES (National Bank for Economic and Social Development), payable from 2004 to
2009, composed as follows: FINEM in the amount of R$61,179 subject to weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% and FINAME EXIM in the amount of R$46,806 subject to weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.86%, guaranteed by mortgage bonds and real estate
mortgages.                                                                          107,985       142,429     107,985      142,429

Swap contracts                                                                        5,867             -       7,645            -
Others                                                                               13,613        25,077      13,613       36,251
                                                                                --------------------------------------------------
                                                                                  1,501,244     1,114,802   1,503,022    1,125,976
LOCAL CURRENCY
--------------
BNDES  (National Bank for Economic and Social  Development),  credit lines for investments  and  exports,  payable  from 2004 to 2008,  composed  as follows:
FINAME in the amount of  R$25,754  subject to  Long-Term  Interest  Rate -TJLP
(11.0% p.a.  in December  2003) and  interest  of 3.27% p.a.,  FINAME-EXIM  in the amount of  R$321,631  subject to TJLP (11.0%  p.a.  in December  2003) and interest  of 2.89% p.a.  and FINEM in the amount of  R$67,800  subject to TJLP
(11.0% p.a.  in December  2003) and  interest  of 3.50%  p.a.,  guaranteed  by
mortgage bonds and real estate mortgages.                                           415,185       518,595     415,185      518,595

PESA - Special Aid for Agribusiness payable in installments from 2004 to 2020, subject to IGPM variation and annual interest of 9.76% p.a., guaranteed
by sureties.                                                                        114,233       105,130     114,233      105,130

Swap contracts                                                                      128,513             -     128,513            -
Others                                                                                5,957         3,313       5,957        3,313
                                                                                --------------------------------------------------
                                                                                    663,888       627,038     663,888      627,038
                                                                                --------------------------------------------------
                                                                                  2,165,132     1,741,840   2,166,910    1,753,014
Short-term portion of long-term debt                                               (663,916)     (544,763)   (663,916)    (547,854)
                                                                                --------------------------------------------------
TOTAL LONG-TERM                                                                   1,501,216     1,197,077   1,502,994    1,205,160
                                                                                ==================================================

                           SADIA S.A. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                           December 31, 2003 and 2002
                             (In thousands of reais)

11. LOANS AND FINANCING - LONG-TERM (Continued)

    Loans and financing in foreign currency are indexed to the U.S. dollar and BNDES currency baskets (UMBNDES).

    The non-current portions of financings at December 31, 2003 mature as follows:
                                                                                       COMPANY                 CONSOLIDATED
                                                                                ----------------------------------------------
    MATURITY                                                                            2003                      2003
                                                                                ----------------------------------------------
     SHORT-TERM PORTION OF LONG-TERM DEBT                                              663,916                   663,916
     2005                                                                              614,195                   615,973
     2006                                                                              277,987                   277,987
     2007                                                                              321,160                   321,160
     2008                                                                               73,375                    73,375
     2009                                                                               53,559                    53,559
     2010 ONWARDS                                                                      160,940                   160,940
                                                                                ----------------------------------------------
                                                                                     2,165,132                 2,166,910
                                                                                ==============================================

     The IFC funding involves certain restrictive covenants for distribution of dividends additional to minimum mandatory dividends when obligations, such as certain consolidated financial ratios, are not met. At December 31, 2003, the Company did not meet the obligation in connection with consolidated short and long-term indebtedness ratios; for this reason, the Company reclassified the portion of long-term debt amounting to R$152,886 to short-term.

12.  CONTINGENCIES

     The Company and its subsidiaries is a party to several claims of labor, civil and tax nature in progress, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the evaluation by the Company's legal counsel, which deemed that an unfavorable outcome is likely. Whenever necessary, judicial deposits were made.

     The Company's fiscal and corporate books are subject to inspection by tax authorities for different statutes of limitations, according to applicable law.

     The Company management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal actions.

                           SADIA S.A. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (Continued)
                           December 31, 2003 and 2002
                             (In thousands of reais)

12.  CONTINGENCIES (Continued)
                                                                                         COMPANY               CONSOLIDATED
                                                                                ---------------------------------------------------
                                                                                    2003          2002         2003        2002
                                                                                ---------------------------------------------------
     Tax claims                                                                    32,665        27,248       36,729      29,572
     Civil claims                                                                  17,705        16,261       17,706      16,261
     Labor claims                                                                  13,545        11,418       13,578      11,440

                                                                                ---------------------------------------------------
                                                                                   63,915        54,927       68,013      57,273
                                                                                ===================================================

     Tax Litigation

     The main tax contingencies involve the following cases:

     INCOME AND SOCIAL CONTRIBUTION TAXES ON NET PROFIT

     Provision for income and social contribution taxes on net profit amounting to R$6,078, set up on the acquisition of the subsidiary Granja Rezende (merged in 2002).

     STATE VAT (ICMS)

     The Company is a defendant in several administrative cases involving ICMS, mainly in the States of Sao Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$21,155.

     NATIONAL INSTITUTE OF SOCIAL SECURITY (INSS)

     The Company filed a refutation against collection of the contribution to the National Institute of Social Security (INSS) on salaries of third parties rendering services in civil construction work at the Uberlandia Unit, due to joint liability. This case started before the acquisition of Granja Rezende by Sadia. This contingency was estimated at R$919.

     OTHER TAX CONTINGENCIES

     Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$8,577.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

12.  CONTINGENCIES (Continued)

     Tax Litigation - Continued

     IPI Credit Premium - Decree Law No. 491/69

     Sadia S.A., successor of the merged companies Sadia Concordia S.A. and Frigobras Companhia Brasileira de Frigorificos S.A., has been claiming through judicial proceedings the benefit of the IPI credit premium on exports, under Decree Law No. 491/69, for the period from 1981 to 1990.

     In May 2002 Sadia Concordia and Frigobras obtained final unappealable decisions from the Regional Federal Court of the 1st Region, based on the decision of unconstitutionality handed down at the Plenary Meeting of the Federal Supreme Court - STF. Based on these decisions and on the opinion of legal advisors that there is no possibility of appealing on the part of the Federal Government, the Company recognized the tax credit referring to the legal action involving Sadia Concordia and Frigobras.

     The Company is still awaiting the judgment of the judicial proceeding involving Frigobras for the period from December 1988 to October 1990 to recognize the corresponding tax credit.

     Civil Litigation

     Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations in the amount of R$9,673 and several civil claims in connection with issues related to poultry genetics in the amount of R$8,033 at December 31, 2003.

     Labor Claims

     There are approximately 1,600 labor claims against the Company. These claims involve mainly the payment of overtime, and health exposure or hazard premium, none of them involving a significant amount on an individual basis.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

13.  INCOME AND SOCIAL CONTRIBUTION TAXES

     Income tax and social contribution tax were calculated at applicable rates, as shown below:

     a)  Reconciliation of expenses related to income and social contribution taxes
         -----------------------------------------------------------------------

                                                                                         COMPANY               CONSOLIDATED
                                                                                ----------------------------------------------------
                                                                                    2003           2002           2003          2002
                                                                                ----------------------------------------------------
         Income before taxation/profit sharing                                      580,405      222,182       576,291       245,384
         Employees' and executives profit sharing                                 (141,300)     (24,289)     (141,793)      (24,678)
         Interest on shareholders' equity                                         (145,310)     (65,063)     (145,310)      (65,063)
                                                                                ----------------------------------------------------
         Income before income and social contribution taxes                         293,795      132,830       289,188       155,643
         Income and social contribution taxes at nominal rate                      (99,890)     (45,162)      (98,324)      (52,919)
         Adjustment to calculate the effective rate
         Permanent differences:
          Equity pickup                                                             119,160       74,012       114,950        57,242
          Interest on shareholders' equity of subsidiaries                                -            -         1,367         1,086
          Others                                                                      (376)          762         (569)         (981)
         Provision for income and social contribution taxes on foreign
          subsidiary profits                                                        (5,508)        8,621       (5,508)         8,621
                                                                                ----------------------------------------------------
         Income and social contribution taxes at effective rate                      13,386       38,233        11,916        13,049
                                                                                ====================================================

     b)  Composition of deferred income and social contribution taxes
         ------------------------------------------------------------

                                                                                           COMPANY                   CONSOLIDATED
                                                                                ----------------------------------------------------
                                                                                    2003            2002           2003         2002
                                                                                ----------------------------------------------------
         Assets:
         Deferred taxes:
         Provision for contingencies                                                 24,644        18,948        24,644       18,948
           Employees bonus accrual                                                   47,751             -        47,751            -
           Provision for deferred taxes on exchange variation                         9,860             -         9,860            -
           Provision for loss on property, plant and equipment                        4,123             -         4,123            -
           Allowance for doubtful accounts                                            4,971             -         4,971            -
           Tax losses                                                                21,297        42,490        21,297       42,490
           Summer plan depreciation                                                   4,556         5,972         4,556        5,972
           Others                                                                     2,378         6,134         4,969        6,783
           Employees' benefits plan                                                  24,435        21,468        24,435       21,468
                                                                                ----------------------------------------------------
         Total deferred tax assets                                                  144,015        95,012       146,606       95,661

         Liabilities:
         Deferred taxes:
           Depreciation - rural activity                                              9,802         8,433         9,802        8,433
           Pension Plan - CVM/371                                                         -        39,094             -       39,094
                                                                                ----------------------------------------------------
         Total deferred tax liabilities                                               9,802        47,527         9,802       47,527
                                                                                ----------------------------------------------------
         Total taxes, net                                                           134,213        47,485       136,804       48,134
                                                                                ====================================================
         Short-term portion, net                                                     65,567        25,693        65,567       25,693
         Long-term portion, net                                                      68,646        21,792        71,237       22,441

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


13.  INCOME AND SOCIAL CONTRIBUTION TAXES (Continued)

     c) Projections for realization of deferred income and social contribution taxes
                                                   CONSOLIDATED
           MATURITY                                    2003
                                              ---------------------
                                              ---------------------
           2004                                         65,857
           2005                                         13,019
           2006                                         10,670
           2007                                          6,928
           2008                                          7,721
           2009 and afterwards                          42,411
                                              ---------------------
                                              ---------------------
                                                       146,606
                                              =====================
14.  SHAREHOLDERS' EQUITY

     a)  Capital
         -------

         Subscribed and paid-in capital is represented by the following number of shares at December 31, 2003 and 2002:

           Common shares                           257,000,000
           Preferred shares                        426,000,000
                                              ----------------------
           Total shares                            683,000,000
           Preferred shares in treasury              (304,288)
                                              ----------------------
           Total outstanding shares                682,695,712
                                              ======================
     b)  Statutory reserves
         ------------------

         Under the bylaws, 5% of net income is allocated to Research and Development, and 15% to 60% of net income is allocated to Expansion, with both cases subject to the approval of the General Shareholder's Meeting.

     c)  Treasury stock
         --------------

         The company's treasury stock consists of 304 lots of 1,000 preferred shares for future sale and/or cancellation.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


14.  SHAREHOLDERS' EQUITY (Continued)

     d)  Shareholders' remuneration
         --------------------------

                                                                                    2003          2002
                                                                                -----------------------
         Net income for the year                                                  452,491       236,126
         Legal reserve                                                            (22,625)      (11,806)
                                                                                -----------------------
         Calculation basis                                                        429,866       224,320
         DISTRIBUTIONS TO SHAREHOLDERS:
         - Interest on shareholder's equity (net of tax withholdings of R$
           7,061) paid on 08/15/2003:                                              40,013         -

         - Interest on shareholder's equity (net of tax withholdings of R$
           15,508) provisioned on 12/31/2003, to be paid on 02/16/2004:            87,872         -

         - Dividends and interest on shareholder's equity (net of tax
           withholdings of R$9,761) paid in 2002.                                    -           66,906
                                                                                -----------------------
         TOTAL                                                                   127,885         66,906
                                                                                =======================
         Percentage in relation to the calculation basis                          29.75%        29.83%
         Interest on shareholder's equity/dividends per thousand shares - R$:
         Preferred shares                                                       R$ 193.98     R$ 101.48
         Common shares                                                          R$ 176.36     R$  92.25

     e)  Market value
         ------------

         The market value of Sadia S.A. shares according to the 2003 average quotation of shares negotiated on the Sao Paulo Stock Exchange - BOVESPA, corresponded to R$3,980.00 per thousand shares at December 31, 2003 (R$1,360.00 at December 31, 2002). Net equity on that date was R$2,190.12 per thousand shares (R$1,851.03 at December 31, 2002).

     f)  Appropriation of net income for the year
         ----------------------------------------
         The company's net income for 2003 amounted to R$452,491, which was appropriated as follows: Income reserves in the amount of R$302,037 is composed as follows: a) Legal reserve - R$22,625; b) Expansion reserve - R$256,787 and c) research and development reserve - R$22,625. Interest on shareholders' equity and dividends were distributed to shareholders in the total amount of R$150,454.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


14.  SHAREHOLDERS' EQUITY (Continued)

         g) Shareholdings (unaudited)
            ------------------------

            o Composition of shareholders of Sadia S.A. with more than 5% of voting shares, including individuals, at December 31, 2003 is as follows:

SHAREHOLDERS                                              COMMON           %        PREFERRED         %         TOTAL          %
                                                       ----------------------------------------------------------------------------
Fundacao Attilio F. X. Fontana (*)                      24,998,558      9.73%        6,970,000      1.64%     31,968,558      4.68%
Osorio Henrique Furlan (*)                              14,378,172      5.59%          557,127      0.13%     14,935,299      2.19%
Sunflower Participacoes S.A. (*)                        32,018,789     12.46%                -          -     32,018,789      4.69%
Other shareholders (*)                                 103,720,372     40.36%       43,756,612     10.27%    147,476,984     21.59%
Bradesco Vida e Previdencia S.A.                        18,191,148      7.08%                -          -     18,191,148      2.66%
Other shareholders                                      63,692,961     24.78%      374,411,973     87.89%    438,104,934     64.15%
Treasury stock                                                   -          -          304,288      0.07%        304,288      0.04%
                                                       ----------------------------------------------------------------------------
TOTAL                                                  257,000,000       100%      426,000,000       100%    683,000,000       100%
                                                       ============================================================================
(*) Shareholder agreement participants

            o Shareholding of Sunflower Participacoes S.A. at December 31, 2003
              is as follows:

SHAREHOLDERS                                              COMMON           %        PREFERRED         %         TOTAL          %
                                                       ----------------------------------------------------------------------------
Maria Aparecida Cunha Fontana                           14,084,143      43.99%           -            -       14,084,143     43.99%
Attilio Fontana Neto                                     5,716,562      17.85%           -            -        5,716,562     17.85%
Walter Fontana Filho                                     6,739,660      21.05%           -            -        6,739,660     21.05%
Vania Cunha Fontana                                      5,478,424      17.11%           -            -        5,478,424     17.11%
                                                       ----------------------------------------------------------------------------
TOTAL                                                   32,018,789        100%           -            -       32,018,789       100%
                                                       ============================================================================

            o Shareholding of Bradesco Vida e Previdencia S.A. at December 31,
              2003:

SHAREHOLDERS                                              COMMON           %           PREFERRED      %         TOTAL           %
                                                       ----------------------------------------------------------------------------
Bradesco Seguros S.A.                                  791,364,365        100%           -           0%      791,364,365       100%
                                                       ----------------------------------------------------------------------------
TOTAL                                                  791,364,365        100%           -           0%      791,364,365       100%
                                                       ============================================================================

            o Shareholding of Bradesco Seguros S.A. at December 31, 2003:

SHAREHOLDERS                                              COMMON           %           PREFERRED      %         TOTAL           %
                                                       ----------------------------------------------------------------------------
Banco Bradesco S.A.                                        625,315      99.70%             -         -           625,315     99.70%
Other shareholders                                           1,862       0.30%             -         -             1,862      0.30%
                                                       ----------------------------------------------------------------------------
TOTAL                                                      627,177        100%             -         -           627,177       100%
                                                       ============================================================================

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


14.  SHAREHOLDERS' EQUITY (Continued)

     g) Shareholdings (unaudited)
        ------------------------

            o Shareholding of Banco Bradesco S.A. at December 31, 2003:

SHAREHOLDERS                                        COMMON           %         PREFERRED         %              TOTAL          %
                                               -----------------------------------------------------------------------------------
Cidade de Deus Cia. Cial. de
Participacoes                                  381,004,321,232    47.69%       103,800,000     0.01%      381,108,121,232  24.03%
Fundacao Bradesco                              128,962,162,121    16.14%    18,965,391,856     2.41%      147,927,553,977   9.33%
Banco Bilbao Vizcaya Argentaria S.A.            39,947,002,894     5.00%    39,346,968,271     5.00%       79,293,971,165   5.00%
Other shareholders                             249,026,571,625    31.17%   728,523,205,301    92.58%      977,549,776,926  61.64%
                                               ----------------------------------------------------------------------------------
TOTAL                                          798,940,057,872      100%   786,939,365,428      100%    1,585,879,423,300    100%
                                               ==================================================================================

            o Shareholding of Cidade de Deus Cia. Comercial de Participacoes at
              December 31, 2003:

SHAREHOLDERS                                        COMMON           %         PREFERRED         %              TOTAL         %
                                               ----------------------------------------------------------------------------------
Nova Cidade de Deus Participacoes S.A.           2,024,355,762    43.16%                 -         -        2,024,355,762  43.16%
Fundacao Bradesco                                1,533,275,100    32.69%                 -         -        1,533,275,100  32.69%
Lia Maria Aguiar                                   417,744,408     8.91%                 -         -          417,744,408   8.91%
Lina Maria Aguiar                                  417,744,408     8.91%                 -         -          417,744,408   8.91%
Other shareholders                                 296,732,822     6.33%                 -         -          296,732,822   6.33%
                                               ----------------------------------------------------------------------------------
TOTAL                                            4,689,852,500      100%                 -         -        4,689,852,500    100%
                                               ==================================================================================

            o Shareholding of Nova Cidade de Deus Cia. Participacoes S.A. at
              December 31, 2003:

SHAREHOLDERS                                        COMMON           %         PREFERRED         %              TOTAL        %
                                               ----------------------------------------------------------------------------------
Fundacao Bradesco                                   79,788,134    46.30%       182,599,157    98.35%          262,387,291  73.29%
Elo Participacoes S.A.                              92,534,341    53.70%                 -         -           92,534,341  25.85%
Caixa Beneficente dos Funcionarios do Bradesco               -         -         3,066,950     1.65%            3,066,950   0.86%
                                               ----------------------------------------------------------------------------------
TOTAL                                              172,322,475      100%       185,666,107      100%          357,988,582    100%
                                               ==================================================================================

            o Shareholding of Elo Participacoes S.A. at December 31, 2003:

NO SHAREHOLDER ON AN INDIVIDUAL BASIS HAS MORE THAN 5% OF THE COMPANY'S VOTING SHARES

                                                     COMMON           %           PREFERRED         %              TOTAL       %
                                               ----------------------------------------------------------------------------------
TOTAL                                              103,033,675                    61,148,836                    164,182,511
                                               ==================================================================================

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

14.  SHAREHOLDERS' EQUITY (Continued)

     g) Shareholding (unaudited) (Continued)
        ------------------------

            o Shares held by controlling shareholders, board of directors members, directors and audit committee members of Sadia S.A. at December 31, 2003:

                                                      COMMON     %            PREFERRED       %            TOTAL         %
                                               ----------------------------------------------------------------------------------
Controlling shareholders                       175,115,891    68.14%          51,283,739        12.04%       226,399,630   33.15%
Board of directors members *                     8,208,978     3.19%           6,014,347         1.41%        14,223,325    2.08%
Directors *                                         11,915     0.00%             376,001         0.09%           387,916    0.06%
Audit committee members                              1,629     0.00%                 528         0.00%             2,157    0.00%
                                               ----------------------------------------------------------------------------------
TOTAL                                          183,338,413                    57,674,615                     241,013,028
                                               ==================================================================================
(*) Excludes shareholders who are members of the controller group

            o Shares held by controlling shareholders, board of directors members, directors and audit committee members of Sadia S.A. at December 31, 2002:

                                                  COMMON         %            PREFERRED       %            TOTAL         %
                                               ----------------------------------------------------------------------------------
Controlling shareholders                       172,540,340    67.14%          56,574,662        13.28%       229,115,002    33.55%
Board of directors members *                     8,705,831     3.39%           6,006,182         1.41%        14,712,013     2.15%
Directors *                                         11,915     0.00%             641,001         0.15%           652,916     0.10%
Audit committee members                             11,859     0.00%             301,913         0.07%           313,772     0.05%
                                               ----------------------------------------------------------------------------------
TOTAL                                          181,269,945                    63,523,758                     244,793,703
                                               ==================================================================================
(*) Excludes shareholders who are members of the controller group

            o Outstanding shares of Sadia S.A. at December 31, 2003:

                                                  COMMON         %            PREFERRED       %            TOTAL         %
                                               ----------------------------------------------------------------------------------
Outstanding shares                              81,884,109    31.86%         374,411,973        87.89%       456,296,082   66.81%
                                               ----------------------------------------------------------------------------------
TOTAL                                          257,000,000      100%         426,000,000         100%        683,000,000    100%
                                               ==================================================================================

15.   FINANCIAL INCOME (EXPENSES), NET

                                                                                        COMPANY                 CONSOLIDATED
                                                                                -------------------------------------------------
                                                                                   2003          2002         2003       2002
                                                                                -------------------------------------------------
FINANCIAL EXPENSES:
-------------------
Interest                                                                         (325,759)    (183,882)    (341,066)   (214,952)
Monetary variations - liabilities                                                 (17,010)     (32,256)     (17,021)    (36,009)
Exchange variations - liabilities                                                  265,750    (392,593)      264,367   (413,113)
Others                                                                            (87,104)     (52,494)     (91,321)    (66,758)
                                                                                -------------------------------------------------
                                                                                 (164,123)    (661,225)    (185,041)   (730,832)
FINANCIAL INCOME:
-----------------
Interest                                                                           252,224       85,331      443,299     182,253
Monetary variations - assets                                                        10,573       49,949        5,490      60,426
Exchange variations - assets                                                     (281,446)      277,794    (147,856)     284,127
Others                                                                              20,085        9,127       32,820      20,663
                                                                                -------------------------------------------------
                                                                                     1,436      422,201      333,753     547,469
                                                                                -------------------------------------------------
                                                                                 (162,687)    (239,024)      148,712   (183,363)
                                                                                =================================================

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)

16.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

     Company operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are permanently monitored by specific committees, composed of members of the Board of Directors who are responsible for defining the Board's risk management strategy by determining the position and exposure limits.

a)   Exchange rate risk
     ------------------
     The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency and by derivative financial instruments, such as rate swaps (dollar to CDI) and future market agreements, in addition to receivables in U.S. dollars from exports, which also reduce exchange variations by serving as a "natural hedge".

     The company's exposure to the foreign currency variations (principally U.S. dollars) is presented below:

                                                                                               Consolidated
                                                                                ---------------------------------------
     ASSETS AND LIABILITIES IN FOREIGN CURRENCY                                         2003                    2002
                                                                                ---------------------------------------
     Cash and short-term investments                                                 1,440,480               1,190,192
     Trade accounts receivable                                                         254,982                 207,946
     Trade accounts payable                                                            (31,091)                (42,396)
     Loans and financing                                                            (2,009,105)             (2,388,917)
     Swap contracts (dollar to CDI)                                                    990,107                 812,280
                                                                                ---------------------------------------
                                                                                       645,373               (220,895)
                                                                                =======================================

     Consolidated hedge contracts outstanding at December, 31, 2003 with their respective payment schedules are as follows:

                                                     POSITION                                PAYMENT SCHEDULE
                                               -------------------------------------------------------------------------------------
     DERIVATIVE INSTRUMENTS                         12/31/03          2004          2005          2006          2007          2008
                                               -------------------------------------------------------------------------------------
     EXCHANGE RATE CONTRACTS
     Base value - R$                                990,107          416,135       314,038       244,282         9,218         6,434
     Vase value - US$                               329,953          126,999       107,863        90,169         2,899         2,023

     Receivables/payables
        Asset                                        59,348            1,914        26,250        29,790           821           573
        Liability                                 (220,810)         (86,430)      (60,538)      (69,607)       (2,494)       (1,741)

     FUTURES CONTRACTS - U.S.  DOLLARS
     Purchased position  - US$                       34,000                -             -             -             -             -
     Sold position - US$                            169,000                -             -             -             -             -

     Future contracts - corn (Volume-R$)
     -----------------------
     Long position                                      269                -             -             -             -             -
     Short position                                      91                -             -             -             -             -

     FUTURES MARKET CONTRACTS
     Receivables                                     13,998                -             -             -             -             -
     Payables                                        (8,153)               -             -             -             -             -

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


16.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

c)   Credit risk
     -----------

     The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long- and short-term investments and derivative instruments. The Company limits the risk in relation to these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by credit and financing committees.

     The concentration of credit risk with respect to accounts receivable is minimized due to the pulverization of the client base and the credit concession to clients with solid financial and operational ratios. Generally, the Company does not require a guarantee for accounts receivable. Allowance for doubtful accounts was established based on losses on receivables expected by the management.

     Expenses with doubtful accounts totaled R$5,030 for the year ended December 31, 2003 (R$24,956 in 2002).

     In an effort to reduce its credit risk and financial indebtedness, the Company structured an operation in 2003 to obtain a rotating credit line in the amount of up to US$55 million with a validity of 12 months and renewable by mutual agreement for 12 additional months through the transfer of the Company's export receivables and with an operation cost interest rate of 2.125% p.a. + Libor. Credit insurance was purchased for a period of up to 13 months from the closing date of operation in order to eliminate credit risks (client and country), covering 90% of the bank payments in case of damages. In December 2003, the value of transferred receivables amounted to approximately US$45 million.

     In addition, a Credit Rights Investment Fund (CRIF) was established in the domestic market. The fund, which is managed by Concordia S.A. Corretora de Valores Mobiliarios, Cambio e Commodities and has a total paid-in shareholders' equity of R$150,000, holds the following interest: R$120,000 by Banco Rabobank, R$20,000 by Attilio Fontana Foundation and R$10,000 by Sadia S.A., whose resources are allocated to the acquisition of Sadia S.A. domestic market receivables with a discounted cost equivalent to 95% of the CDI for the senior quota. In December 2003, the value of receivables acquired by the fund amounted to approximately R$106,000.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


16.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

c)   Grain purchase price risks
     --------------------------
     The Company operations are exposed to volatility in price of grains (corn and soybean) used in the preparation of fodder for its breeding stock. The price variation results from factors that are beyond management control, such as climatic factors, the harvest volume, transport and storage costs and government agricultural policies, among others. The Company maintains a risk management strategy in accordance with its inventory policy through physical control, which includes advanced purchases in harvest periods aligned with future market operations.

d)   Estimated market value
     ----------------------
     Financial assets and liabilities are presented in the balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

     The consolidated nominal value of the derivatives at December 31, 2003, estimated based on market price quotations for similar contracts, approximated corresponding book values. Estimated market values of financial instruments as compared to accounting balances are presented in the table below:

                                                                                   Consolidated
                                                      ----------------------------------------------------------------------------
                                                                   2003                                    2002
                                                      ----------------------------------------------------------------------------
                                                                                MARKET                                    MARKET
                                                      BOOK VALUE                 VALUE             BOOK VALUE             VALUE
                                                      ----------------------------------------------------------------------------
     Cash                                                 230,403                230,403             142,983             142,983
     Short-term investments - local currency            1,078,790              1,078,790             993,064             993,064
     Short-term investments - foreign currency          1,301,768              1,302,726           1,179,089           1,002,421
     Trade accounts receivable                            487,705                487,705             415,212             415,212
     Loans and financing                                2,918,331              2,918,331           3,207,664           3,207,664
     Trade accounts payable                               377,849                377,849             250,400             250,400

e)   Financial Indebtedness
     ----------------------
     Financial indebtedness comprises financial assets (cash, banks and short-term investments) and financial liabilities (loans), adjusted by the nominal values of currency exchange contracts (dollar x CDI) in the value of R$416,135 (R$284,147 at December 31, 2002) in the short-term and R$573,972 (R$528,133 at December 31, 2002) in the long-term, as shown below:

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


16.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

                                                                        Consolidated
                              -----------------------------------------------------------------------------------------------------
                                                      2003                                                  2002
                              -----------------------------------------------------------------------------------------------------
                                                                        NET                                                 NET
                                  ASSETS          LIABILITIES         BALANCE           ASSETS          LIABILITIES       BALANCE
                              -----------------------------------------------------------------------------------------------------
      SHORT-TERM
      ----------
      Local currency             1,073,340           802,090           271,250         1,057,623           814,424         243,199
      Foreign currency           1,300,661           613,247           687,414           255,161         1,188,080        (932,919)
                              -----------------------------------------------------------------------------------------------------
                                 2,374,001         1,415,337           958,664         1,312,784         2,002,504        (689,720)
                              =====================================================================================================
      LONG-TERM
      ---------
      Local currency                97,141         1,097,243        (1,000,102)           67,321           816,603        (749,282)
      Foreign currency             139,819           405,751          (265,932)          935,031           388,557         546,474
                              -----------------------------------------------------------------------------------------------------
                                   236,960         1,502,994        (1,266,034)        1,002,352         1,205,160        (202,808)
                              -----------------------------------------------------------------------------------------------------
      NET DEBT                   2,610,961         2,918,331          (307,370)        2,315,136         3,207,664        (892,528)
                              =====================================================================================================

17.  NON-OPERATING RESULTS

     The non-operating results are substantially represented by the decrease due to obsolescence and provisions for losses from fixed, deactivated assets.

18.  EMPLOYEES' AND EXECUTIVES PROFIT SHARING

     The Company grants its employees and executives sharing in profits (employees) and results (executives) connected to specific objectives that are established and agreed upon at the beginning of each year.

19.  INSURANCE (UNAUDITED)

     The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that the management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, the management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


20.  TRANSACTIONS WITH RELATED PARTIES

     Transactions with related parties are carried at normal market prices and conditions similar to those with third parties. Intercompany balances presented in the balance sheet as of December 31, 2003 and 2002 are set out below.

                                                                         Balance Sheet Accounts
                                 ------------------------------------------------------------------------------------------------
                                          CURRENT               NONCURRENT                  CURRENT                NONCURRENT
     COMPANY                              ASSETS                  ASSETS                  LIABILITIES            LIABILITIES
                                 ------------------------------------------------------------------------------------------------
                                     2003        2002        2003          2002        2003        2002        2003        2002
                                 ------------------------------------------------------------------------------------------------
     Sadia International Ltd.       42,862     213,978      28,036        27,110    (13,001)    (23,036)           -           -
     Sadia Argentina S.A.                -       2,243           -             -           -           -           -           -
     Sadia Alimentos S.A.              276           -           -             -           -           -           -           -
     Sadia Uruguay S.A.                591       1,021           -             -           -           -           -           -
     Sadia Chile S.A.                1,241         611           -             -           -           -           -           -
     Laxness F. C. P. A. S.A.      495,978     125,584           -             -           -           -           -           -
     Concordia C.V.M.C.C.            1,710       2,716           -             -           -           -           -           -
     BRF Trading S.A.                    -          80           -             -           -           -           -           -
     Rezende Oleo Ltda.                  -           -           -             -           -           -       (685)       (823)
     Rezende Marketing Ltda.             -           -          51            50           -           -           -           -
                                 -----------------------------------------------------------------------------------------------
                                   542,658     346,233      28,087        27,160    (13,001)    (23,036)       (685)           -
                                 ===============================================================================================


                                                                  Statement of Income Accounts
                                 -----------------------------------------------------------------------------------------------
     COMPANY                              PURCHASE                          SALE                          FINANCIAL
                                 -----------------------------------------------------------------------------------------------
                                     2003         2002            2003              2002             2003            2002
                                 -----------------------------------------------------------------------------------------------
     Sadia International Ltd.        -             -             339,173           972,636         (1,340)         (1,495)
     Sadia Argentina S.A.            -             -               1,463             2,561               -               -
     Sadia Alimentos S.A.            -             -               3,158                 -               -               -
     Sadia Uruguay S.A.              -             -               3,588             2,924               -               -
     Sadia Chile S.A.                -             -               9,511            10,556               -               -
     Laxness F. C. P. A. S.A.        -             -           1,342,215           290,786               -               -
     Granja Rezende S.A.             -       (447,549)                 -            33,612               -               -
                                 -----------------------------------------------------------------------------------------------
                                     -       (447,549)         1,699,108         1,313,075         (1.340)         (1.495)
                                 ===============================================================================================


21.  PRIVATE PENSION PLAN

a)   Social security plan
     --------------------
     The Company and its subsidiary Concordia S.A. C.V.M.C.C. are the sponsors of a supplementary defined contribution social security plan for employees managed by the Attilio Francisco Xavier Fontana Foundation.

     The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting actual gains.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


21.  PRIVATE PENSION PLAN (Continued)

a)   Social security plan (Continued)
     --------------------

     The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company's contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of the Attilio Francisco Xavier Fontana Foundation.

     At December 31, 2003 and 2002, the parent company contributions totaled R$1,892 and R$1,642 respectively, and for the consolidated portion, R$1,908 and R$1,741.

     According to the Foundation's statutes, the sponsoring companies are jointly liable for the obligations undertaken by the foundation on behalf of its participants and dependents. At December 31, 2003 the foundation had a total of 26,769 participants (31,456 in December 2002), of which 23,486 were active participants (28,293 in December 2002).

     Information on the actuarial calculation of the social security plan is presented below:

                                                         12/31/03   12/31/02
                                                       ----------------------
     COMPOSITION OF NET ASSETS
        Present value of the actuarial liabilities        561,366    469,687
        Fair value of plan assets                       (756,642)  (545,770)
        Unrecognized actuarial (gains) / losses            74,870   (38,899)
                                                       ----------------------
        NET ACTUARIAL ASSETS                            (120,406)  (114,982)
                                                       ======================
     RECONCILIATION OF PRESENT LIABILITY VALUE
        Liability value at the beginning of year          469,687    390,377
        Gross current cost of services (with interest)     16,806     16,244
        Interest in actuarial liabilities                  51,855     43,135
        Benefits paid during the year                    (24,096)   (19,643)
        Liabilities - (Gains) / Losses                     47,114     39,574
                                                       ----------------------
     LIABILITY VALUE AT THE END OF YEAR                   561,366    469,687

     RECONCILIATION OF FAIR VALUE OF ASSETS
        Fair value of assets at the beginning of year     545,770    497,258
        Benefits paid during the year                    (24,096)   (19,643)
        Participant contributions during the year           5,955      5,089
        Sponsor contributions made during the year          2,071      1,887
        Asset earnings for the year                       226,942     61,179
                                                       ----------------------
      FAIR VALUE OF ASSETS AT THE END OF YEAR             756,642    545,770

     CALCULATION OF (GAINS) / LOSSES
        Value of losses at the beginning of year           38,899          -
        Losses in actuarial liabilities                    47,114     39,574
        Gains in plan assets                            (160,410)      (435)
        Gains in employee contributions                     (473)      (240)
                                                       ----------------------
     (GAINS) / LOSSES AT THE END OF YEAR                 (74,870)     38,899

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


21.  PRIVATE PENSION PLAN (Continued)
                                                         12/31/03      12/31/02
                                                         ----------------------
     ACTUARIAL ASSUMPTIONS ADOPTED IN THE CALCULATION
        Nominal discount rate for actuarial liabilities    11.30%      11.30%
        Expected nominal earnings rate on assets           12.35%      12.35%
        Estimated nominal growth rate for salaries          7.10%       7.10%
        Expected nominal growth rate for benefits           5.00%       5.00%
        Biometric table of general mortality                       AT83
        Biometric table of disability leave                     TASA 1927
        Expected rotation rate                                    3% AA
        Probability of applying for retirement                   55 YEARS

b)   Defined contribution plan
     -------------------------

     As from January 1, 2003, the Company began to adopt a new supplementary social security plans under the defined contribution arrangement for all those employees hired by Sadia and its subsidiaries. Under the terms of the regulation, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee's remuneration, observing a contribution limit that is updated annually. The contributions made by the Company in 2003 totaled R$599.

c)   Actuarial asset reversal
     ------------------------

     With the object of increasing the visibility of Sponsor Company commitment to Social Security Funds, the Brazilian Securities Commission - CVM published Resolution N (degree) 371 on December 13, 2000. The Resolution requires the recording of employee benefits and is aimed principally at recognizing the actuarial liabilities resulting from these benefits.

     At December 31, 2001, the Company officially recognized the actuarial asset, as prescribed by Resolution N(degree) 371 and not applicable to the long-term, in compensation of shareholders' equity and without effecting the result for that year. The effect on shareholders' equity after taxes was an increase of R$ 70,541. This asset was recorded based on the prospect of its realization through the future reduction in Foundation contributions. During 2002 and 2003, the Company reduced its contributions to the Foundation to the minimum prescribed by legislation. However, the plan assets continued to have a high valuation, principally the portfolio shares, which have generated an even higher actuarial surplus and made the realization of the assets recorded in 2001 improbable.

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


21.  PRIVATE PENSION PLAN (Continued)

c)   Actuarial asset reversal (continued)
     ------------------------

      In this way, Sadia decided to reverse the initial adjustment of the actuarial asset in the amount of R$70,541, net of income and social contribution taxes as an offset to shareholders' equity without affecting 2003 results. With the support of the technical consultation performed by the CVM (process number RJ2003/12478), Management decided that the direct reversal in shareholders' equity instead of the annual results was the best way to correctly interpret the instruction and reflect the present operational situation of the Company without affecting its results and consequently its shareholders, who could have been affected in case of recording profits and losses, which would in turn reduce the results for the fiscal year.

d)   Employee Benefit Plan
     ---------------------

     In addition to the pension plan, the Company's human resources policy addresses the following benefits:

     o Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
     o   Seniority bonus;
     o   Payment of indemnification for dismissal;
     o   Payment of indemnification for retirement.

     These benefits are due to a single payment upon the employee's retirement or dismissal, with the values resulting from the actuarial calculation. The amount accrued at December 31, 2003 reaches R$71,868 (R$63,142 at December 31, 2002).

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


22.  ADDITIONAL INFORMATION

     The statements of cash flow and added value are presented as additional information to the annual financial information.

     a)  Statement of Cash Flow

     The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in the NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON.

                                                                                   COMPANY                      CONSOLIDATED
                                                                     ---------------------------------------------------------------
                                                                            2003            2002            2003            2002
                                                                     ---------------------------------------------------------------
         NET INCOME FOR THE YEAR                                           452,491         236,126        446,763         234,092
         ADJUSTMENTS TO RECONCILED NET INCOME TO CASH GENERATED BY
         OPERATING ACTIVITIES:
           Variation in minority interest                                        -               -            349             337
           Accrued interest, net paid interest                             (11,677)        276,105         55,065         185,569
           Depreciation, amortization and depletion allowances             134,990         113,924        137,062         122,485
           Equity pickup                                                  (350,469)       (217,681)        64,292        (89,314)
           Deferred taxes                                                  (86,728)        (24,470)       (88,670)           2,978
           Contingencies                                                     8,988          15,053         10,740             484
           Permanent asset disposals                                        18,341           6,154         24,348           5,293
         VARIATION IN OPERATING ASSETS AND LIABILITIES:
           Trade notes receivable                                         (286,364)        (93,303)       (79,228)            200
           Inventories                                                     (21,821)       (348,007)       (43,198)       (215,729)
           Recoverable taxes, prepaid expenses and others                   77,901          28,710          7,473        (59,431)
           Assets for sale                                                  12,997        (22,396)         12,950               -
           Judicial deposits                                                (5,928)        (13,225)        (6,034)        (12,331)
           Trade accounts payable                                          123,021          20,853        127,449          74,648
           Advances from customers                                          (3,582)           (116)          (144)         (1,273)
           Taxes payable, salaries payable and others                      136,606          67,971        171,547          85,488
                                                                     ---------------------------------------------------------------
         NET CASH GENERATED BY OPERATING ACTIVITIES                        198,766          45,698        840,764         333,496
         INVESTMENT ACTIVITIES:
           Funds from the sale of permanent assets                           5,025           4,934          5,032           7,530
           Investments in subsidiaries                                      (3,036)        (15,505)             -               -
           Purchase of permanent and deferred assets                      (108,648)       (119,975)      (110,220)       (121,352)
           Short-term investments                                       (1,661,418)     (1,293,202)    (4,011,977)     (1,498,696)
           Investment redemption                                         1,612,495         587,120      3,496,783         773,391
                                                                     ---------------------------------------------------------------
         NET CASH FROM INVESTMENT ACTIVITIES                              (155,582)       (836,628)      (620,382)       (839,127)
         LOANS:
           Loans received                                                 1931,861       1,764,512      2,710,949       2,002,265
           Loans repaid                                                (1,920,413)        (796,566)    (2,748,559)     (1,325,787)
           Dividends paid                                                 (95,352)         (73,794)       (95,352)        (73,794)
                                                                     ---------------------------------------------------------------
         NET CASH FROM LOANS                                              (83,904)         894,152       (132,962)        602,684
         Cash at beginning of year                                        131,850           28,628        142,983          45,930
         Cash at end of year                                               91,130          131,850        230,403         142,983
                                                                     ---------------------------------------------------------------
         NET INCREASE (DECREASE) IN CASH                                  (40,720)         103,222         87,420          97,053
                                                                     ===============================================================

                           SADIA S.A. AND SUBSIDIARIES

                           December 31, 2003 and 2002
                             (In thousands of reais)


22.  ADDITIONAL INFORMATION (Continued)

     b)  Statement of Consolidated Added Value

         The added-value statement presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

         The added-value statement was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of Sao Paulo.

                                                             Consolidated
                                                    ---------------------------
                                                         2003             2002
                                                    ---------------------------
          Revenues/Income                             6,038,271      5,252,017
          ---------------
                                                    ---------------------------
          - Revenues generated by operations          5,828,599      4,638,559
          . Sale of products, goods and services      5,828,599      4,638,559
          - Income from third parties                   209,672        613,458
                                                    ---------------------------
          . Other operating results                    (39,985)       (23,827)
          . Financial income                            333,753        547,469
          . Equity pickup                              (64,292)         89,314
          . Other nonoperating results                 (19,804)            502
          Raw materials from third parties          (2,902,888)    (2,230,186)
          Services rendered by third parties        (1,053,651)      (976,235)
                                                    ---------------------------
          Added value to be distributed               2,081,732      2,045,596
          Distribution of added value                 2,081,732      2,045,596
                                                    ---------------------------
          - Human resources                             780,441        545,510
          - Interest on third-party capital             156,165        703,148
          - Government                                  556,619        415,743
                                                    ---------------------------
          . ICMS                                        396,657        308,395
          . PIS/COFINS                                  139,728         91,160
          . Income and social contribution taxes       (11,916)       (13,049)
          . CPMF and others                              32,150         29,237
          - Shareholders (Dividends)                    150,454         76,667
          - Retention                                   438,053        304,528
                                                    ---------------------------
          . Depreciation/Amortization/Depletion         137,062        122,485
          . Retained profits                            295,961        157,087
          . Others                                        5,030         24,956


     BOARD OF DIRECTORS
       Romano Ancelmo Fontana Filho               Chairman
       Attilio Fontana Neto                       Member
       Osorio Henrique Furlan                     Member
       Ottoni Romano Fontana Filho                Member
       Sergio Fontana dos Reis                    Member
       Marise Pereira Fontana Cipriani            Member
       Karlos Heinz Rischbieter                   Member
       Alcides Lopes Tapias                       Member
       Vicente Falconi Campos                     Member
       Roberto Faldini                            Member
       Victor Bayard de Maura Fontana             Member

     OFFICERS
      Walter Fontana Filho                       Chief Executive Officer
      Eduardo Fontana D'Avila                    Industrial Director
      Gilberto Tomazoni                             Marketing and Sales Director
      Luiz Gonzaga Murat Junior                  Chief Financial Officer and Investor Relations Director
      Flavio Riffel Schmidt                      Information Technology Director
      Alfredo Felipe da Luz Sobrinho             Institutional and Legal Relations Director
      Adilson Serrano Silva                      Human Resources Director
      Antonio Paulo Lazzaretti                   Development of Processes and Products Director
      Artemio Fronza                             Grain and Fodder Purchase Director
      Flavio Luis Favero                         Industrialized Production Director
      Gilberto Meirelles Xando Baptista          Marketing Director
      Guilhermo Henderson Larrobla               International Sales Director - Middle East
      Paulo Francisco Alexandre Striker          Logistics Director
      Roberto Banfi                              International Sales Director
      Ronaldo Korbag Muller                      Poultry Production Director
      Valmor Savoldi                             Supply Director
      Claudio Lemos Pinheiro                     Jairo Aldir Wurlitzer               Giovanni F. Lipari
      Corporate Controllership Manager           Accounting Manager                  Accountant
                                                 CRC/SC 13.937                       CRC 1SP201389/0-7

