Form 20-F
period 2004-12-31
SADIA SA
filed 2005-07-12
CIK 1130968

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 TO 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15184

SADIA S.A.

(Exact Name of Registrant as specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Federative Republic of Brazil

(Jurisdiction of Incorporation or Organization)

Rua Fortunato Ferraz, 659

Vila Anastácio, São Paulo, SP

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

The total number of outstanding shares by Sadia S.A., by class, as of December 31, 2004, was as follows:

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

Yes ☒	No ☐

Indicate by check mark, which item of the financial Statements the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

CONTENTS

GENERAL
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the offer and use of proceeds
D. Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, patents and licenses
D. Trend Information
E. Off- balance sheet arrangements
F. Tabular disclosure of contractual obligations
G. Safe Harbor
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
B. Significant Changes
ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
B. Plan of Distribution
C. Markets Update
D. Selling Shareholders
E. Dilution
F. Expenses of Issue
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement of Experts
H. Documents on Display
I. Subsidiary Information
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROL AND PROCEDURES
ITEM 16.
A. Audit Committee Financial Expert
B. Code of Ethics

C. Principal Account Fees and Services
D. Exemptions from the Listing Standards and for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
Financial Statements
Exhibit 1.01 Sadia by laws
Exhibit 12.01 Certification by the Company’s CEO
Exhibit 12.02 Certification by the Company’s CFO
Exhibit 13.01 Certification pursuant to 18 U.S.C. Section 1350
Exhibit 13.02 Certification pursuant to 18 U.S.C. Section 1350

GENERAL

Unless otherwise indicated, all references contained herein, to the “Company”, to “Sadia”, or to “Sadia Group” are references to Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries: Sadia International Ltd.; Sadia GmbH; Rezende Marketing e Comunicação Ltda., Rezende Óleo Ltda., and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

Presentation of Certain Financial Information

References to “preferred shares” and “common shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as “ações preferenciais” and “ações ordinárias”, respectively, each without par value. All references herein to the “real,” “reais” or “R$” are to the real, the official currency of Brazil since July 1, 1994. All references to (i) “U.S. dollars”, “dollars” or “US$” refer to United States dollars, (ii) “km” to kilometers, and (iii) “tons” to metric tons.

Forward-Looking Statements

This annual report contains certain forward-looking statements as defined in Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business achievements/ performance of Sadia and certain of the plans and objectives of management of the Company with respect thereto. These statements may generally, but not always, be identified by the use of words such as “should”, “expects”, “estimates”, “believes” or similar expressions. Such statements include, but are not limited to, statements under the following headings: (i) Item 4. Information on the Company; and (ii) Item 5. Operating and Financial Review and Prospects. This annual report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate: the factors discussed in Item 3. Key Information — Risk Factors, among others, could cause the Company’s actual financial condition, results of operations and business achievements/ performance to differ materially from the estimates made or implied in such forward-looking statements.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

U.S. GAAP Presentation

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the audited U.S. GAAP financial statements, which differ in certain respects from accounting practices adopted in Brazil (defined as Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended (Brazilian corporate law), and the rules and regulations of the Comissão de Valores Imobiliários, or CVM, the Brazilian Securities Commission.

SADIA S.A.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003, 2002, 2001 and 2000

(In thousands of reais - R$, except numbers of shares and per share amounts)

	2004	2003	2002	2001	2000

Gross Operating Revenue	7,117,318	5,717,525	4,654,752	3,977,137	3,257,944
Value-added tax on sales	(880,010)	(535,337)	(417,280)	(293,280)	(316,919)
Sales deductions	(128,083)	(100,471)	(98,402)	(81,387)	(59,749)
Net Operating Revenue	6,109,225	5,081,717	4,139,070	3,602,470	2,881,276
Cost of goods sold	(4,292,650)	(3,673,011)	(2,903,152)	(2,322,691)	(2,167,016)
Gross Profit	1,816,575	1,408,706	1,235,918	1,279,779	714,260
Operating expenses:
Selling	(1,144,482)	(916,671)	(828,690)	(720,761)	(563,025)
General and administrative	(52,462)	(54,207)	(49,133)	(54,029)	(51,603)
Other operating expense, net	15,398	(36,819)	(12,773)	(17,136)	(9,174)
Total operating expenses	(1,181,546)	(1,007,697)	(890,596)	(791,926)	(623,802)
Operating Income	635,029	401,009	345,322	487,853	90,458
Interest expense	(691,465)	(450,198)	(317,755)	(201,210)	(187,268)
Interest income and other, net	570,839	459,750	266,462	144,635	190,519
Foreign currency exchange loss, net	72,719	60,970	2,701	(171,377)	(72,775)
Income before income tax and equity income of investees and minority interest	587,122	471,531	296,730	259,901	20,934
Income tax benefit (expense):
Current benefit (expense)	(32,969)	(39,072)	34,631	(38,895)	(867)
Deferred tax benefit (expense)	(63,130)	40,099	(46,786)	(12,161)	(20,954)
Total income tax benefit (expense)	(96,099)	1,027	(12,155)	(51,056)	(21,821)
Income (loss) before equity income of investees and minority interest	491,023	472,558	284,575	208,845	(887)
Equity income (loss) of investees	(1,385)	361	(650)	43	(5,093)
Minority interest	(137)	349	337	439	496
Income (loss) before cumulative effect of accounting change	—	473,268	284,262	209,327	(5,484)
Cumulative effect of accounting change, net of tax	—	—	—	(5,843)	—
Income (loss) before cumulative effect of accounting change	489,501	473,268	284,262	203,484	(5,484)

Net income (loss) applicable to preferred stock	316,045	305,564	183,533	131,378	(3,420)
Net income (loss) applicable to common stock	173,456	167,704	100,729	72,106	(2,064)
Net Income (loss)	489,501	473,268	284,262	203,484	(5,484)

Basic and diluted earnings (loss) per thousand shares in R$:
Preferred	742.42	717.80	431.14	308.62	(8.03)
Common	674.93	652.54	391.94	280.56	(8.03)

Weighted average number of shares outstanding:
Preferred	425,695,712	425,695,712	425,695,712	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000	257,000,000	257,000,000

Dividends paid per thousand shares in R$:
Preferred	234.70	170.08	106.89	69.75	38.50
Common	213.30	154.61	97.18	63.41	35.00

SADIA S.A.

CONSOLIDATED BALANCE SHEET

Years ended December 31, 2004, 2003, 2002, 2001 and 2000

(In thousands of reais - R$)

	2004	2003	2002	2001	2000
Cash and cash equivalents and investments in debt and held-to-maturity securities	1,917,192	1,957,753	1,249,783	346,354	220,814
Total Current Assets	4,052,867	3,726,386	2,817,467	1,598,128	1,335,843
Investments in debt and held-to-maturity securities	436,782	1,158,586	760,857	609,767	745,471
Property, plant and equipment, net	947,175	829,003	860,070	857,653	889,436
Total Assets	5,830,973	6,149,453	4,975,627	3,325,305	3,202,793

Total Current Liabilities	2,766,719	2,969,833	2,591,383	1,335,176	1,699,863
Short-term debt and current portion of long-term debt	1,738,835	2,030,752	2,052,068	910,386	1,381,123
Long-term debt	1,031,375	1,366,836	1,205,160	889,767	526,413
Total Shareholders’ Equity	1,838,364	1,521,585	1,057,759	967,181	853,778

The exchange rates of real amounts into U.S. dollars for the years ended December 31, 1999, 2000, 2001, 2002, 2003, 2004 and December 2004 through May 2005 are shown in the table below:

	Commercial Selling Exchange Rates (R$/US$)
	High	Low	Average	End of period
2000	1.9847	1.7234	1.8295	1.9554
2001	2.8007	1.9357	2.3522	2.3204
2002	3.9552	2.2709	2.9309	3.5333
2003	3.6623	2.8219	3.0715	2.8892
2004	3.2051	2.6544	2.9257	2.6544
Dec-04	2.7867	2.6544
Jan-05	2.7222	2.6248
Feb-05	2.6320	2.5621
Mar-05	2.7621	2.6011
Apr-05	2.6598	2.5195
May-05	2.5146	2.3784

Source: Brazilian Central Bank

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the offer and use of proceeds

Not Applicable.

D. Risk Factors

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the company’s business and the market price of the preferred shares.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. The Company’s business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as currency fluctuations, inflation, price instability, interest rates, tax policy, and other political, diplomatic, social and economic developments in or affecting Brazil.

Prior to 1995, Brazil experienced extremely high rates of inflation (2,567.46% in 1993). Inflation, along with governmental measures to combat inflation, has had significant negative effects on the Brazilian economy in general. Beginning in December 1993, the Brazilian government introduced an economic stabilization plan called the Real Plan. The primary objectives of the Real Plan were to reduce inflation and develop an environment for sustainable economic growth.

On July 1, 1994, the Brazilian government introduced the new currency, the real. Since the introduction of the real, Brazil’s inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the general price index (IGP-M) of Fundação Getúlio Vargas, were:

IGP-M - Rate of Inflation (%)
Year	Rate of Inflation %
2000	9.95
2001	10.38
2002	38.32
2003	8.71
2004	12.41

Source: Bloomberg

There can be no assurance that the lower levels of inflation of the last years will continue. Brazil may experience high levels of inflation in the future. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. Accordingly, periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian financial markets and on the Company’s business, financial condition and results of operations.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the Company’s financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

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

In addition, fluctuations in the value of the real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation of the real may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs.

Restrictions on the movement of capital out of Brazil may hinder investors’ ability to receive dividends and other distributions as well as the proceeds of any sale of preferred shares.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors, of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

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

Currently, in order to remit the proceeds of distributions on, and gains with respect to, the preferred shares to the U.S., the depositary must register with the Central Bank the amount invested by non-Brazilians in the preferred shares underlying the ADSs. The depositary will register its interest in the preferred shares as a foreign investment with the Central Bank. The Central Bank will issue a certificate of foreign capital registration in the name of the depositary, under which the custodian will, assuming the continued availability of foreign exchange, be able to convert dividends and other Brazilian currency-denominated distributions from the Company into U.S. dollars and remit such U.S. dollars abroad to the depositary for distribution to the foreign investor.

Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs

The market price or the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions may differ in each country, investors’ reaction to developments in one country can have an effect on the securities markets and the securities of issuers in other countries, including Brazil.

Accordingly, adverse developments in emerging market countries could lead to a reduction in both demand and the market price for the preferred shares and ADSs. These events may discourage international investment in Brazil and, more directly, may hurt the market price of the Company’s preferred shares and ADSs.

Enforcement of civil liabilities may be difficult

The Company is organized under the laws of Brazil. All of the Company’s directors and officers and many of its advisors reside in Brazil and substantially all of the assets of these persons and of the Company are located in Brazil. As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce, judgments of non-Brazilian courts, including judgments predicated on civil liability under the U.S. securities laws against the Company or its directors and officers.

Brazilian counsel has advised the Company that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws only if the judgment satisfies certain requirements imposed by the Brazilian federal supreme court. The foreign judgment will be enforceable in Brazil if:

•      It fulfills all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

•      It is for the payment of a certain sum of money;

•      It was issued by a competent court after service of process was properly made on the Company in the jurisdiction where the judgment was awarded;

•      It is not subject to appeal;

•      It is authenticated by a Brazilian consular office in the country where it was issued and is accompanied by a sworn translation into Portuguese; and

•      It is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision that for any reason would not be upheld by the courts of Brazil.

Brazilian counsel has also advised the Company that:

•      As a plaintiff, a holder may bring an original action predicated on the U.S. securities laws in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against the Company, its directors, and certain of its officers and advisors;

•      If a holder resides outside Brazil and owns no real property in Brazil, such holder must provide a bond to guarantee court costs and legal fees in connection with litigation in Brazil; and

•      Brazilian law limits the ability of a judgment creditor of the Company to satisfy a judgment against the Company by attaching certain of our assets.

Political uncertainty during elections can influence volatility in capital markets and generate political instability in the short run

Due to democratic diversity in Brazil, during election periods, political debates among the candidates and election pools generate uncertainty. This affects the volatility of interest rates, exchange rates and stock market quotes, which may influence the Company’s results. Despite this negative situation, the unstable environment generated by elections tends to be short-term.

Risks Relating to the Company’s Business

The business involves breeding of animals and meat processing

The Company’s operations involve raising animals, which is subject to a variety of risks, including disease, contamination, consumer health concerns and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company’s products and therefore could have a significant impact on its operations. The Company’s sales are dependent on consumer preferences, and the loss of consumer confidence in the products sold by Brazilian producers because of disease or contamination could affect the Company’s results of operations.

Grains are the most representative isolated component of COGS and are exposed to the volatility of the commodity markets

The Brazilian foodstuffs industry, like the processed feed industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and lower profitability. The Company believes that domestic prices and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company’s results will not be adversely affected by future downturns in market prices. The largest single component of the Company’s cost of sales is the cost of ingredients used in the preparation of feed. The price of most of the Company’s food ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors.

Environmental issues and new regulation requirements can affect costs

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

Competition in both domestic and foreign livestock and food processing sector is very strong

The Company faces significant competition from other Brazilian producers in the domestic markets in which it sells its products, and from other world producers as well in the export markets in which it sells its products. Other major vertically integrated Brazilian producers compete with the Company. To varying degrees, these companies have substantial financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company’s performance will not be adversely affected by increased competition.

Increasing protectionist measures among Brazil’s trade partners’ countries can restrict exports of livestock and meat processing companies

Due to the growing share of the Brazilian livestock, pork and poultry sector in the international market, companies are increasingly being affected by measures taken by importing countries in order to protect local producers. Because of the competitiveness of Brazilian companies, certain countries have raised several restrictions to prevent the entrance of Brazilian livestock products. Outcomes such as quota restrictions or import suspensions in a certain country or region, can affect substantially the sector’s export volumes and consequently the Company’s export performance as well as the results of its operations.

FMD Cases in Brazil can indirectly affect pork sales and adversely impact the results of the Company

Although the detected Foot and Mouth Disease (FMD) cases in the northeast region of Brazil in the past have affected only cattle, hogs can be contaminated. The Company’s animal breeding facilities are located in Santa Catarina and Minas Gerais States, internationally recognized FMD free regions. No assurance can be given, however, that the Company will not be affected by FMD, directly, or through limitations on exports.

Avian Influenza

In 2003, by a joint effort of the Ministry of Agriculture, the Ministry of Health and the Ministry of the Environment, Brazil implemented a program to monitor and test birds with potential to carry the Avian Influenza virus (AI) from the South Pole.

Moreover, in addition to the animal health requirements, which are part of the National Poultry Health Program, the following preventive measures have been already adopted: tightening controls at ports and airports for tourists and visitors arriving from Asia, prohibition to import paddy rice from Asian countries, prohibitions for visitors from Asia to visit Brazilian poultry farms, and new restrictive import requirements for imported poultry genetics.

No assurance can be given, that the Company will not be affected by AI, directly, or through limitations on exports.

Risks relating to Sadia S.A.

The Company is controlled by a Group of Shareholders and the interests of the controlling group may conflict with those of other shareholders

The Company is controlled by a group of shareholders under the Company’s shareholders’ agreement. The preferred shares and the ADSs are not entitled to vote at meetings of shareholders, except in limited circumstances. This means, among other things, that preferred shareholders are not entitled to vote on corporate transactions, including mergers or consolidations of the Company with other companies. In addition, the controlling shareholders have the ability to determine the outcome of any action requiring shareholder approval, including transactions such as corporate reorganizations, change of control transactions and the timing and payment of future dividends. For more information, see Item 7 – “Major shareholders and related party transactions”.

If the Company loses any of its largest clients, or if they significantly reduce the amount they purchase from the Company, its revenue and operating income could be materially adversely affected

The Company’s ten largest customers in 2004 accounted for approximately 20% of the Company’s total domestic sales and approximately 10% of its total gross sales. As a result, if the Company loses any of its ten largest customers or they reduce significantly the amount they purchase from the Company, the Company’s revenue and operating income could be materially adversely affected. The Company has been developing new client oriented policies to reduce the concentration of revenues with a small number of clients and to spread the related concentration risk.

The Company’s ability to export could be adversely affected by port labor disputes and disruptions and by import restrictions

The Company’s ability to export is dependent, in part, on factors beyond its control, including the lack of transport facilities due to strikes or other causes, or the enactment of Brazilian laws or regulations restricting exports in general or its products in particular. In addition, regulatory authorities in various countries have in the past imposed, and in the future may impose, import restrictions on Brazil’s exports, based on health and sanitary standards. Any of these could affect the Company’s revenue and operating income.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Sadia’s activities are concentrated in the agro industrial and food processing segments. The Company’s central administrative headquarters is located at Rua Fortunato Ferraz, 659, Vila Anastácio, São Paulo, State of São Paulo, Zip Code 05093-901, Brazil, telephone number (55 11) 3649-3552, and the Company’s website is www.sadia.com.br or www.sadia.com and e-mail address is grm@sadia.com.br. Materials posted on the website are not deemed incorporated by reference into this annual report nor made a part hereof.

The Company is the leader in all of the markets in which it operates within Brazil (see “Market Share”). Sadia is the largest slaughterer and distributor of poultry and pork products, as well as the largest domestic exporter of poultry, according to the Brazilian Chicken Exports Association (ABEF). Sadia Group is also the largest distributor of frozen and refrigerated meat-based products (according to AC Nielsen). Sadia Group has 40,600 employees (December 31, 2004).

The level of verticalization adopted by Sadia ensures control at all stages of production and distribution of products. The Company’s operations include breeding farms for poultry and hog grandparent and parent stock, hatcheries, pork breeding centers, slaughterhouses, processing units, animal feed production plants, representative offices and distribution centers. Sadia introduced the vertical integration of poultry and hog breeding, which was initially adopted in the west of Santa Catarina State. This system is still utilized by the Company. It consists of a partnership between the company and the rural producers, with a view to obtaining animals for slaughter, raised in highly productive breeding conditions and controlled hygienic-sanitary conditions. Sadia produces one-day chicks and piglets and supplies them to out-growers, along with feed, transport, technical and veterinary assistance.

The Company has 11 plants within Brazil, and distributes its product line of approximately 1,000 items through distribution and sales centers spreaded throughout Brazil, Latin America, the Middle East, Asia and Europe. The table below shows the Company’s production capacity:

	Production Capacity
	2004		2003
	Capacity	Production	Production

Poultry Slaughtering (Million heads/year)	614.4	572.9	501.0
Hog Slaughtering (Million heads/year)	3.9	3.5	3.9
Processed Products (Thousand tons/year)	721.0	666.7	550.0
Animal Feed (Thousand tons/year)	4,464.0	4,169.1	3,765.8

Company Overview

Sadia S.A. began in 1944, with the acquisition by Attilio Fontana of the meatpacker Concórdia Ltda., located in the municipality of the same name, in the Western part of the state of Santa Catarina, Brazil. At the time, the Company consisted of a wheat mill and an unfinished slaughterhouse for hogs.

Over the course of its 60-year history, the Company evolved based on two key strategies: the diversification of its portfolio of food products, and investment in quality.

At the end of the 1980s and the beginning of the 1990s, the Company’s policy of expansion gave way to rationalization of management and cost structures through reduction by merger of a number of companies in the Sadia Group. Sadia began the 1990s having the controlling ownership in 21 companies, and began to concentrate its operations in the production of processed meat products.

From 1997 forward, management has continued the reorganization of the Sadia Group and has implemented the strategy of concentrating on higher value-added processed products.

In 1997, the Company sold its cattle slaughterhouse in Barra do Garças, state of Mato Grosso, four soybean processing facilities (crushing and refining), 12 purchasing and warehousing centers (for grains), and also transformed its Várzea Grande slaughterhouse, state of Mato Grosso, into a plant for the production of processed meat products. In addition, the transport of the products, which had been made by a fleet of owned vehicles, was outsourced to specialized transportation companies.

In July 1998, Sadia was merged with two of its subsidiaries, Sadia Frigobrás S.A. and Sadia Concórdia S.A., so that all of the activities of the Sadia Group were concentrated in a single listed company, Sadia S.A. This resulted from a gradual process of reorganization with a view to simplifying the Sadia Group structure, increasing visibility to capital markets, and achieving gains in scale through the reduction of general and administrative expenses and tax costs.

In December 1999, Sadia acquired the capital stock of Granja Rezende S.A. (primarily a producer and distributor of poultry and pork products) and its wholly owned subsidiaries Rezende Alimentos Ltda., Rezende Óleo Ltda. and Rezende Marketing Comunicações Ltda.

Immediately following the acquisition of Granja Rezende, the Company decided to sell Granja Rezende’s soybean crushing and oil manufacturing plant and administrative complex.

During 2000, the subsidiary Rezende Alimentos Ltda. was converted from a limited liability company into a corporation and the subsidiary’s name was changed to Sadia Alimentos S.A. On December 29, 2000, the then parent was merged into Sadia Alimentos S.A., whose name was then changed to Sadia S.A. The purpose of the merger was to permit an operational and administrative rationalization, and the utilization of tax loss carry forwards. In August 2002, Granja Rezende S.A. was merged into Sadia, aiming at cost reduction both through standardization and through rationalization of the administrative and operational activities as well as by resulting reflections of financial and fiscal nature.

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks. In June 2001, the Company adhered to the level one corporate governance with Bovespa certifying its commitment to transparency and fair disclosure of information.

In the second half of 2001, Sadia and Sun Valley, U.K. based subsidiary of Cargill Foods, formed a partnership. This partnership gave rise to Concordia Foods Ltd., Worcester, UK. In January 2005 the partnership between Sadia and Sun Valley was discontinued, the legal entity is being phased out. Sadia U.K. Ltd., assumed the operations once performed by Concordia Foods Ltd.

In August 2001, Sadia opened a distribution center (DC) in Jundiaí, São Paulo, to supply the São Paulo state region, considered the largest market in Brazil. The Jundiaí DC, is a technological milestone for the Company with 20,000 square meters of area. The Company invested R$ 23 million in facilities and IT structure.

In May 2002, Sadia GmbH and its subsidiary, Laxness F.C.P.A. Lda. (Laxness) were created, aiming to leverage exports to the European market. In February 2005 Laxness changed its name to Wellax Food Logistics C.P.A.S.U. Ltd (Wellax).

In November 2004, the Company opened a distribution center in Ponta Grossa, state of Paraná, giving the Company greater capacity and efficiency in its export processes.

In January 2005, Sadia acquired 100% of the ownership interest of Só Frango Produtos Alimenticios Ltda. (Só Frango), a company based in Brasilia with a total capacity for slaughtering 150,000 chickens per day (at the time of the acquisition). In April 2005, Só Frango was merged into Sadia.

GROUP STRUCTURE – December 2004

The Sadia Group is currently composed of sixteen companies, as shown in the chart above.

Sadia concentrates all production, slaughtering, distribution and product sales activities within Brazil. Sadia International Ltd. is one of the Company’s smaller vehicles for sales outside Brazil, and is a shareholder of the ‘Churrascaria Beijing’ steakhouse, which was established in Beijing in partnership with Sky Dragon, a company linked to the Chinese Ministry of Agriculture. Rezende Óleo and Rezende Mkt. e Comunicações Ltda. are non-operational. Sadia GmbH. is a holding that controls Wellax Food Logistics C.P.A.S.U. Lda., an offshore company responsible for the largest part of Sadia’s export operations. Sadia Alimentos is a subsidiary of Sadia International, established in 2003 aiming to develop commercial operations in the Argentine market. Sadia Uruguay and Sadia Chile are each responsible for the distribution and sales of Sadia’s products in their respective countries. Nordfin Holding Limited owns 40% of Sadia Chile. Concórdia CVMCC is a brokerage firm authorized to operate in accordance with current Brazilian legislation.

B. Business Overview

Business Strategy

Sadia’s strategy for maintaining its leadership in the Brazilian food market and gaining share in the international market is to capitalize on the Company’s competitive advantages in its principal segments of operation.

The Company believes that in order to continue its accelerated growth, it will have to expand its activities, either by acquisition or by expansion in its current facilities. Sadia has a well developed expansion plan that is being put in practice that will generate long-term results.

Só Frango

In January 3, 2005 Sadia acquired 100% of Só Frango Produtos Alimentícios Ltda (“Só Frango”), for US$26.5 million, to be paid in full with the Company’s own resources. Só Frango is active in poultry slaughtering and processing as well as in the production of animal feed meal. Its product line ranges from whole chicken, special frozen and chilled cuts to sausages and cold cut meats.

With 1,700 employees, Só Frango generated R$ 220 million in gross revenues in 2004 and has a slaughtering capacity of 150 thousand chickens/day. Sadia intends to expand this capacity over the next five years to 400 thousand chickens/day, which should generate two thousand new direct jobs in the acquired company and around twelve thousand indirect jobs. All operations with out growers and suppliers, as well as Só Frango’s job positions, will be maintained. Sadia expects that half of Só Frango’s production will be sold to the domestic market and the rest will be exported, similar to Sadia’s operations’ model in the poultry segment.

Through this acquisition, Sadia strengthens its presence in the central region of Brazil close to raw material producers and to Brazil’s main centers of consumption. Sadia now represents 14% of Brazilian chicken production, broadening its market leadership.

Uberlandia Complex

Uberlândia complex will receive investments of over R$ 400 million aiming to increase the capacity of all of its production lines. Sadia will invest R$ 185 million, the integrated out growers will invest R$ 180 million, and R$ 36 million will invested in logistics.

The R$ 185 million is distributed as follows: R$ 44 million will be directed to pork production, increasing the slaughter capacity form 700 thousand heads to 1.6 million heads. Chicken production will receive R$ 46 million to increase the slaughter capacity from 43 million heads to 88 million heads. The turkey line will receive R$ 35 million to increase its currently capacity of 7 million heads to 11 million heads. Sadia will also invest R$ 44 million in the construction of a new feed plant, R$ 7.5 million to expand the production of processed products and R$ 8 million in the storage of grains.

The Uberlândia complex will also receive Sadia´s second margarine plant. An investment of R$ 60 million that will be operational in the second semester of 2006.

Paraná State Complex

In March 2005, Sadia inaugurated the Ponta Grossa Distribution Center. An investment of R$ 30 million directed towards the storing of export products. This investment is in line with the Company´s strategy of concentrating the major export lines in the state of Paraná.

The Company’s Operation

The Company’s operations are organized into three segments: “processed products” (frozen and refrigerated products and margarines), “poultry” (chickens and turkeys) and “pork”.

Of the Company’s total gross operating revenue in 2004, 47% was derived from the processed products segment, poultry 41%, pork 8%, and 4% from other activities, such as the grain and by-products segment, hog and poultry breeding, boiled beef parts and resale of products.

The activities related to the grains and by-products currently consist of the crushing of soy to obtain the meal used as a raw material in the production of feed for the Company’s stock and that of the integrated producers.

The Company exports around 1,000 different products to approximately 100 countries. Sadia currently produces a range of products that includes: frozen, refrigerated, salted and smoked pork cuts, lard, bacon, ingredients for “feijoada” (a Brazilian pork and bean stew); frozen and refrigerated pork and chicken giblets; whole frozen and seasoned chickens; frozen and refrigerated poultry cuts and parts; marinated and partially cooked chicken parts; whole frozen and seasoned turkeys; frozen and seasoned turkey cuts and parts; breaded chicken parts; raw, cooked and smoked hams; “tender” gammons, hams, cold cuts and related products; “Parma-type” hams; smoked chickens and turkeys; cooked and smoked turkey hams and turkey-based cold cuts; partially cooked and frozen products, such as beef, turkey and chicken meatballs; beef, turkey and chicken-based hamburgers; pork, turkey and chicken based frankfurters; sausages; bolognas; salamis; coppa; turkey-based hams; cold cuts in general; chicken, meat and pork-based patés; beef, poultry and fish-based frozen ready-made dishes and pasta; frozen ready-made foods for heating and serving as meals and snacks, such as breaded poultry, fish and appetizers, frozen pizzas and refrigerated fresh pasta; margarine and refrigerated desserts.

The following tables present sales volumes and gross operating revenue (prepared and presented in accordance with U.S. GAAP) for the years ended December 31, 2004, 2003 and 2002.

	Sales Volumes (tons)
	2004	2003	2002
Domestic Market
Processed Products	581,213	529,663	503,612
Poultry	105,826	100,419	143,941
Pork	49,426	47,760	103,488
Total Domestic Market	736,465	677,842	751,041

Exports
Processed Products	84,059	39,936	25,347
Poultry	692,192	524,419	494,035
Pork	79,052	103,689	88,312
Total Exports	855,303	668,044	607,694

Consolidated
Processed Products	665,272	569,599	528,959
Poultry	798,018	624,838	637,976
Pork	128,478	151,449	191,800
Total	1,591,768	1,345,886	1,358,735

	Gross Operating Revenue (Thousand R$)
	2004	2003	2002
Domestic Market
Processed Products	2,946.4	2,523.7	1,931.5
Pork	154.9	129.8	197.7
Poultry	415.4	356.0	374.7
Other (*)	207.9	178.7	222.9
Total Domestic Market	3,724.6	3,188.2	2,726.8

Exports
Processed Products	405.6	284.9	183.1
Pork	429.8	443.0	318.8
Poultry	2,488.7	1,787.4	1,385.5
Other (*)	68.6	14.0	40.6
Total Exports	3,392.7	2,529.3	1,928.0

Consolidated
Processed Products	3,352.0	2,808.6	2,114.6
Pork	584.7	572.8	516.5
Poultry	2,904.1	2,143.4	1,760.2
Other (*)	276.5	192.7	263.5
Total	7,117.3	5,717.5	4,654.8

(*) Other: Grains and by-products, boiled beef parts, pig and chicken breeding and resale of products

The following table presents the breakdown of gross operating revenue in percentage terms by segment, for the years ended December 31, 2004, 2003, and 2002:

	Gross Operating Revenue by Segment (%)
	2004	2003	2002
Processed Products	47%	49%	45%
Poultry	41%	37%	38%
Pork	8%	10%	11%
Other*	4%	4%	6%

(*) Other: Grains and by-products, boiled beef parts, pig and chicken breeding and resale of products

Processed Products

As a result of the Company’s strategy of concentrating on higher value-added, higher margin products, the processed products segment results increased significantly as from the second half of the 1990s. Production rose from 239 thousand tons in 1994 to 665 thousand tons in 2004. Sales of processed products accounted for 47% of the Company’s gross operating revenues in 2004.

Sadia operates eight plants that manufacture processed products, seven of which are dedicated to meat processing and one to margarine production. These plants are located close to their suppliers of raw materials or to the main domestic centers of consumption.

Sadia’s processed products segment comprises a wide range of products, including: frozen products (hamburgers, breaded products, ready-made dishes and pizzas), refrigerated products (hams, sausages, frankfurters, bolognas, salamis, cold cuts, product portions and refrigerated pasta) and margarine the majority of which are sold under the Sadia brand.

Processed products in the domestic market, accounted for 87,9% of the total sales of this segment, with the remaining 12.1% directed towards exports. The segment has grown 19% as compared to 2003.

Most of the raw materials used by Sadia derive from meats and soy oil produced by the Company. By contrast, selected suppliers, who are subject to inspection by the Federal Agriculture Ministry, produce all beef that is processed by the Company.

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

The following table presents gross operating revenue from sales of processed products for the years ended December 31, 2004, 2003, and 2002.

	Gross Operating Revenues — Processed Products (Million R$)
	2004	2003	2002
Frozen	574.1	482	415.7

Refrigerated	2,777.9	2,326.6	1,698.9

Total	3,352.0	2,808.6	2,114.6

Poultry and Pork

In 2004, Sadia’s sales of non-processed products reached R$ 3,488.7 million, and accounted for 49% of the Company’s total gross operating revenue. Among such products, chicken is the most significant, accounting for 68% of total sales of the non-processed products in 2004, followed by pork and turkey, which accounted for 17% and 15% of sales, respectively. The Company exports significant amounts of fresh meat, which in 2004, accounted for approximately 86% of total export revenue.

Sadia operates seven chicken slaughterhouses. Three are located in the State of Paraná, two in the State of Santa Catarina, one in the State of Minas Gerais, and one in the State of Mato Grosso. The Company also operates three turkey slaughterhouses, one in Santa Catarina State, one in Minas Gerais State and one in Parana State, and five slaughterhouses for hogs, two in Parana State, one in Santa Catarina State, one in Minas Gerais State and one in Rio Grande do Sul State. The table below shows slaughtering volumes of the Company for the years ended December 31, 2004, 2003, and 2002 in millions of units:

	Slaughtering Volumes (Million Heads)
	2004	2003	2002
Poultry	572.9	501.0	469.6
Hogs	3.5	3.9	3.9

The following table shows gross operating revenue from non-processed products, for the years ended December 31, 2004, 2003, and 2002.

	Gross Operating Revenues – Poultry and Pork (Million R$)
	2004	2003	2002
Poultry	2,903.9	2,143.4	1,760.2
Whole	1,206.9	740.8	751.9
Parts	1,583.9	1,298.5	923.6
By-products/Other	113.3	104.1	84.7
Pork	584.7	572.8	516.5
Total	3,488.8	2,716.3	2,276.7

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

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. Fats are obtained by hydrogenating bleached oil. Both of these materials are deodorized in order to prepare the “blend”. The process is completed by the preparation of an emulsion, the cooling and crystallization of the product, placing into containers, and the packing of these into boxes.

Poultry

The production process for poultry consists of four stages. The first two entail direct investment by the Company in grandparent and parent stock. The third relates to the commercial stock of birds, and involves the direct participation of integrated farmers, and the last is the slaughtering process.

The Company imports grandparent stock from the United States in the form of eggs that are hatched in Sadia’s hatcheries and then raised on Company owned farms. These birds produce parent stock that are also raised on Company owned farms, and that in turn produce eggs. The operation involves nine hatchery centers, six of which produce “one-day-chicks” and three “one-day-turkeys”. The “one-day-chicks” are supplied to third-party out growers. Sadia operates a similar system for turkeys, importing eggs to produce grandparent stock that in turn produces parent stock that are raised on Company owned farms. The Company is not dependent on any foreign supplier for its genetic resources, nor does it face any barriers to their development.

The “one-day-chicks” produced by parent stock are supplied to integrated out growers who are responsible for raising the birds. The Company has contracts with approximately 6,600 out growers, to which it provides feed, technical and veterinary assistance to allow such out growers the outgrowing process up to the time the birds reach slaughtering age, which for chickens is normally 36 days (at a weight of 2.0 kg). There are no employment agreements between Sadia and the out growers, who generally carry out this activity in order to supplement their income. Most out growers farm on a small scale and raise six flocks per year (each flock consists of approximately 14,000 chickens). The Company remains the owner of the birds, and at the end of each production cycle, pays an outgrowing commission fee based on a performance index that is calculated as a function of indicators such as bird mortality, feed to meat conversion ratio and average weight. The fee paid to the integrated farmers covers the outgrowing costs, raw materials, labor and their net profit.

Poultry are slaughtered through a process by which they are electrically stunned. They are then bled by puncturing of major blood vessels. After heating to a temperature of 55/60oC, they are plucked and gutted by automatic machines. The gutting process is subject to health control and inspection. The carcasses are then moved for cooling or freezing at respective temperatures of 6oC and –12/-18oC, and are then packaged according to the required standards of the Serviço de Inspeção de Produtos Animais (SIPA – Animal based Product Inspection Agency). At this stage, the whole birds are either distributed to the consumer market as fresh meat or used as raw material in processed products.

Pork

The Company produces grandparent, parent and piglet stock on its own farms. Ninety percent of the parent stock produced by Sadia is supplied to integrated out growers who receive feed, medicine and technical assistance by way of support. These parent animals produce hogs that are sold to Sadia for slaughter, after the fattening process is completed. The remaining of the parent stock produced by the Company is sold to piglet producers, who also receive feed, medicine and technical assistance. Sadia repurchases the piglets at market prices and distributes them to integrated out growers, who after the fattening process sell such pigs to Sadia for slaughtering.

The hogs are slaughtered through a process in which they are bled after being stunned electrically. After heating to a temperature of 60/64oC, their bristles are removed by automatic machines. The animals are then dried, flamed, brushed and gutted, which process is subject to health inspection. After cooling to a temperature of 5oC, the carcasses are cut up and processed.

Seasonal Nature of Business

Chicken and Pork

Not seasonal in nature.

Turkeys

Turkey production activities are seasonal in nature with respect to “whole turkeys”, whose production is concentrated in the second half of the year, with a higher volume of sales in the fourth quarter because of Christmas holidays.

Processed products

Processed products are seasonal only in the celebration products, with a higher volume of sales in the fourth quarter.

Raw Materials

The Company owns ten animal feed plants with an installed capacity of 4.5 million tons per year, a volume sufficient to supply all the animal feed requirements of its breeding operations. The basic raw materials used in animal feed production are corn and soybeans, in a mix that contains preservatives and micronutrients. Sadia supplies the basic animal feed to its out growers and sells the remainder on the spot market.

Sadia purchases corn and soybeans from rural producers, small merchants, cooperatives, large scale traders and through auctions organized by the Brazilian government, as well as occasionally from Argentina. Most of the production of these raw materials is concentrated in the States of Santa Catarina, Paraná, Rio Grande do Sul, Goiás and Mato Grosso. Grains are received in sacks or in bulk, and are then weighed. A sample is taken to measure humidity and impurities in the grain. After approval, the grain is unloaded into a hopper for cleaning and drying. Grain is then sieved in order to eliminate the residues that accompany it. After selection and cleaning, the grain is milled and mixed with the other ingredients of the feed.

The Company acquires beef for its production of frozen and refrigerated processed products, and boiled beef parts. Other inputs, such as prepared animal intestines (for casing), seasonings and other ingredients, cardboard boxes, plastic bags (for packaging and labels), and veterinary medicines (for poultry and hog breeding), are acquired from many different sources, both at home and abroad.

Costs and Operating Expenses

The Company’s principal costs of production are incurred in reais and consist of grains, corn and soybeans, packaging, and labor. While input costs are reais denominated, the international commodity prices (grains and packaging) tend to follow international prices and are influenced by exchange rate fluctuations. The Company operates with an average idle capacity of 20% in processed product lines but can be at full capacity depending on the market demand. Due to the flexibility in production lines and to the diversity of the equipment present in the Company’s twelve plants, production can be adapted and reformulated, depending on the Company’s needs to face a determined segment demand, night and weekend shifts as well as supply partnerships are broadly used to reduce bottlenecks during the production process.

Corn

During several years, Brazil’s corn prices used to be determined only by domestic supply. Production was mainly on relatively small properties and had a low level of mechanization. However, during 2002, due to the real currency depreciation and the improvement of several local producers, part of their crop was shifted to the international market. Therefore, Brazilian corn prices went up to adjust to international prices.

In Brazil, there are around 20 different regions where buyers can bid for the product. Corn prices tend to be influenced by local supply, but international prices also influence local quotes, according to crop expectations among the main world producers (U.S.A., China and Argentina) and the level of international storage in the main consuming countries (Europe and Japan).

The following chart sets forth Sadia’s average monthly buying price of corn for the period between January~~,~~ 1994 and January 31, 2005:

According to CONAB’s February 2005 Report, it is expected that the 2004/05 Brazilian corn crop production will decrease in 7.5% compared to last year’s, mainly due to a 4.1% reduction in the planted area. This reduction is the consequence of the delay in harvesting the first crop which led to a reduction in price, and the higher profitability of soy at the moment of planting, thus leading to the substitution of area planted from corn to soy.

Differently than corn, the soy crop is expected to grow 14.6% compared to last year’s. This would represent an increase of 6.7% in productivity reversing the inefficiency of the 2003/04 crop.

The western region of the southern states of Brazil continues to suffer the results of the drought that has been reducing the production of grains in this region. It is expected that these states will have a reduction of 24% of their soy harvest.

Soybean

Soybean producers in Brazil have been increasing their productivity during the last several years and Brazil has become the second largest producer in the world. Soybean production is substantially mechanized and grains are cultivated on large properties. Producers are well organized and production is oriented to the export market. Production is also spread over several regions among the southern, southeastern and central region of the country, and prices are regionally given by local supply. However, international prices tend to influence local prices when foreign demand and supply are unbalanced.

The following chart sets forth Sadia’s average monthly buying price of soybeans for the period between January~~,~~ 1994 and January 31, 2005:

Marketing

Sadia’s brand name is considered one of the Company’s most valuable assets. The Company maintains an active marketing program using both electronic and printed media.

The Company incurred advertising expenses of R$121,435, R$96,845, and R$82,154, during the years ended December 31, 2004, 2003, and 2002, respectively.

Marketing expenses are related to investments in advertising of specific campaigns for the launch of higher value-added products and for the reinforcement of Sadia’s brand name.

Logistics

Sadia’s logistics system and distribution channels are two of the Company’s main competitive advantages. The Company has taken many initiatives to keep sustaining its leadership, which includes partnerships, information technology investments and the development of new processes.

Distribution

Sadia maintains sales representation offices in Germany, England, Russia, Japan, China, the United Arab Emirates, Argentina, Uruguay, Chile, Venezuela and Turkey.

Within the Brazilian market, Sadia sells its finished products to wholesale and retail outlets, as well as to institutional clients. For the year ended December 31, 2004, the Company sold through approximately 300,000 points of sale throughout Brazil.

Sadia’s distribution strategy is supported by direct sales to customers, thereby avoiding concentration among a few large customers.

In 2004, 54% of exports were sold to approximately 10 long-standing customers. All of these customers have imported increasing quantities of the Company’s products over the last ten years. European countries corresponded to 29% of export sales in 2004 against 38.4% in 2003. Exports to emerging markets, such as Russia and other former Soviet Union countries, have also been growing consistently, mainly due to pork and chicken exports. The America region, which comprises North, Central and South America, represented 11% in 2004 against 5% in 2003, mainly due to the expansion of exports to Andean countries.

Transport

Sadia uses trucks as the primary method of distributing its products in Brazil. The Company’s distribution system is handled by a network of approximately 1,600 refrigerated hired vehicles, which service customers directly throughout Brazil.

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

Shipment of Exports

The Company ships 45% of its exports through the port of Paranaguá, in the State of Paraná, and 35%through the ports of São Francisco do Sul and Itajaí, both in the State of Santa Catarina.

In the port of Paranaguá, the Company has two refrigerated warehouses with a storage capacity of approximately nine thousand tons. These warehouses have a “drive in” storage system and only operate with palleted cargoes. This system allows the warehouses to receive two thousand tons of products per day per warehouse and to load two thousand tons per day onto pallets.

Since one of the warehouses is located in the wharf area, the Company has priority in the mooring of ships arriving at the port of Paranaguá, thereby avoiding possible cost increases due to delays in loading cargo.

The Company ships its cargoes in “full container” or conventional “reefer” vessels for palleted cargo.

Sales

The Company adapted its sales structure and commercial policies to the large chain, wholesale (cash and carry), regional mid-size clients, traditional retail (small retail), institutional and distributor channels. The sales force was unified in a single management group, making it possible for the big retail chains to be serviced by an account manager, with the support of coordinators, promoters and re-stockers.

For medium and small retailers, the Company instituted a telemarketing service, which complements the market work of the sales force and also counts on local distributors.

Sustainability and Environment

Brazilian environmental regulations have their principles established in the Federal Constitution, with concurrent jurisdiction among the Brazilian federal government, the states and the municipalities to regulate the subject.

The public administration at each such level of government is responsible for the supervision and control of pollution in any form, as well as for the preservation of forests, hydraulic resources and the fauna and flora. The integration of all of the federal, state and municipal agencies responsible for the protection and improvement of environmental quality is undertaken by the National Environmental System (SISNAMA).

Sadia, as a producer of foodstuffs using a wide range of industrial processes, especially its meat product lines which require slaughter of animals, is therefore subject to compliance with all of the legal requirements, covering environmental risks that are customary in these processes, such as rules governing treatment of liquid effluents, solid organic waste, particulate suspension and odors. The Company is careful to respect the environment at all stages of the production chain, including its activities in the field, the design of packaging (developed with a view to reducing the quantity of raw materials used) and adapting the same to recycling processes. In addition to simply treating residues, Sadia invests in minimizing the generation of these by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. Sadia’s expenditures related to meeting environmental requirements and in process optimization amounted to R$ 13.3 million in 2004, R$ 15.8 million in 2003 and R$ 3.7 million in 2002.

The Chapecó industrial facility is certified by ISO-14001 certification, recognized by the Bureau Veritas Qualité Internationale (BVQI) since 1999. The conclusion of the process to adjust the Paranaguá plant to the ISO 14001 regulations by the end of 2003 resulted in its certification by the BVQI. This certification, attests the conformity of environmental management systems to the ecosystem in which it operates and assures a world recognized certification that acts as a guarantee of environmental quality, which is required by many countries as a prerequisite for trade relations.

Other achievements in 2003 comprise the New Effluent Treatment Technologies Project. Studies are being conducted in partnership with the Federal University of Santa Catarina (UFSC) and the Hannover University in Germany. Their purpose is to adopt the use of new techniques for purifying water during the final phase of treatment.

During 2003, Sadia Paranaguá won the first place in the state of Paraná in the national prize for Conservation and Rational Use of Energy 2002-2003, run by the Ministry of Mines and Energy and the National Confederation of Industry (CNI), in the manufacturing category, electric energy division. The unit was also classified in second place in the national contest.

The Toledo plant also placed in the state stage of the contest, in the environmental education category. In August, the Chapecó unit received the Fritz Müller trophy from the Santa Catarina Environmental Foundation in recognition of its work in favor of sustainable development. The Riparian Buffer Zone Reforestation Project recovered and repopulated riverside fauna in the region near the Francisco Beltrão facility. Some 250 thousand seedlings were planted and more than 2 million hatchery fish were introduced.

In December 2004, Sadia created the Sadia Sustainability Institute. The Institute is a non-profit organization that focuses on promoting sustainable development as well as projects that involve the preservation of natural resources, technological research and dissemination and environmental education for local communities. Another objective of the Institute is to implement the Sadia Sustainable Swine Production Program (3S Program), which consists in selling Carbon Certified Emission Reductions under the Clean Development Mechanism signed at the Kyoto Treaty. These bio-digesters will be used in swine waste management and treatment and will also reduce Greenhouse Gas (GHG) emissions. The revenue from carbon assets will be used to enhance environmental and social conditions at outsourced swine farms.

Human Resources

The Company ended 2004 with 40,600 employees compared with 34,432 employees in 2003. Gross operating revenue per employee was R$ 175,300 in 2004, an increase of 6% as compared to 2003.

In 2003, the Sadia Corporate University (UniS) project was implemented. It is a way for the Company to conduct and systematize a process of education and learning that is in line with its strategic and long-term objectives. During 2004, UniS offered MBA programs for 136 employees compared to 35 in 2003. UniS maintained the partnership Sadia already had with the State University of Campinas and signed agreements with professors from the University of São Paulo and the Getúlio Vargas Foundation. Besides the UniS’ MBA programs, the Company has an agreement with the Dom Cabral Foundation for training executives. Through UniS, Sadia believes the understanding of the business will be more efficiently disseminated and better employed through concrete action designed to generate value.

The Company distributes 5% of its operating earnings to eligible employees with at least one year of service, excluding equity accounting adjustments, income tax and social contributions. In 2004, the amount corresponded to R$

24.8 million, with premiums of a minimum of 1.19 times the salary of each employee, for profit sharing bonus for good departmental performance.

The Company believes it maintains satisfactory relations with its employees, and there have been no strikes or significant labor disputes in recent years. Current collective bargaining agreements have a term of one year, and are negotiated between the Company and workers’ unions, with such agreements negotiated separately for each industrial unit. The agreement reached with the local or regional union applies to the employees of a given unit, whether they are members of the union or not.

Employee Benefits

Sadia contributes 0.75% of its payroll to the Attílio Fontana Foundation (FAF), a private pension fund. Employees contribute 1.5% of their payroll. As of January 2003 the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employees’ remuneration, observing a contribution limit that is updated annually.

One of the ten largest employers in Brazil, the Company spent R$ 53.2 million on benefits during 2004, consisting of meals served, medical assistance, maintenance of day care centers, life insurance and transportation expenses.

Total Quality Program

The Company maintains a quality control program, called “Total Quality Management” (TQM). The TQM program’s objectives are: (i) to ensure high standards of quality by implementing a rigorous inspection program of raw materials and finished products; (ii) to ensure that Company executives stay informed of product and service performance; and (iii) to achieve the highest possible level of customer satisfaction.

Sadia’s central laboratory is responsible for inspecting the Company’s products, and develops and implements new methods for examining food materials for chemical and biological contamination. It also examines raw materials used in developing products. The Laboratory also controls the environment of plants, as well as water and wastewater treatment facilities.

The Company has a series of toll-free lines, and encourages customers to use these in order to provide feedback on its products and services, which is passed to the Company’s commercial area. This procedure provides Sadia with the information that it requires in order to correct or improve its quality control process.

Investments

In 2004, Sadia invested R$246 million in operations. Of this amount, 37.8% was allocated to processed products, 37% to poultry, 4% to pork, 11.8% in logistics, and 9.4% in information technology. These resources allowed the Company to launch 57 products. In 2003, Sadia invested R$ 110.2 million in operations.

Investment Plans

The Company’s investment plans for the year 2005 totals R$ 500 million. Of this amount, the processed products segment will receive R$ 411.7 million, directed towards improvements on processing equipment; marketing, logistics and distribution will receive R$ 52.9 million; information technology R$ 26.8 million and other corporate departments will receive R$ 8.6 million in investments.

The Company expects to fund its investment plan with available cash flow generated from operations.

Principal markets where the Company competes

In 2004 Sadia had an average of 48% of its gross operating revenues provided from exports. This ratio was 44% and 41% for 2003 and 2002, respectively. The table set forth below presents the main regions of the world where the Company has commercial relations and the discussion that follows describes the main trends and expectations for its markets. This information has been prepared and presented in accordance with Brazilian GAAP that is adjusted for U.S.

GAAP presentation. Refer to Note 19 of the consolidated financial statements for details on the primary differences between Brazilian GAAP and U.S. GAAP.

	Exports Gross Operating Revenues (Thousand R$)
	2004	2003	2002
Europe	985,746	912,252	581,936
Middle East	802,935	632,991	542,748
Asia	602,202	353,731	291,948
South America	387,130	130,322	50,944
Emerging markets (mainly Russia and other former Soviet Union countries)	806,520	630,332	491,804
Adjustments for U.S. GAAP presentation	(191,869)	(130,349)	(31,383)
Total	3,392,664	2,529,279	1,927,997

Europe is a large purchaser of poultry cuts and processed products and received 29% of Sadia’s exports. The Company maintains a traditional presence in the Middle East, with market leadership and a strong brand recognition. Arabic countries primarily consume whole birds of low weight (up to 1.4 kilograms) and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia exports mainly pork and poultry cuts. The main exports to Asia are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated primarily in processed products, poultry parts and whole birds. Secondary markets include regions with great potential for growth in the medium term.

Market Share

Sadia is the Brazilian leader in frozen and refrigerated processed products according to AC Nielsen’s surveys. Its market position is supported by significant investments in its brand, its distribution channels and in quality control.

	Brazilian Market Share 2004
	Position	Market Share by Revenue (%)
Frozen Processed Products	1st	44.60
Refrigerated Processed Products	1st	29.50
Margarine	1st	32.90

Source: AC Nielsen

In order to maintain its market share, the Company will continue to concentrate on launchings of higher value-added products. In 2004, Sadia launched 57 products, against 53 products in 2003 and 56 products in 2002.

Processed Products

Sadia is the domestic leader in processed products, according to AC Nielsen, with a 44.6% market share of frozen products and a 29.5% share of refrigerated products.

Sadia has also assumed the leadership in the domestic margarine market, according to AC Nielsen, with a market share of 32.9% in 2004.

Poultry

In 2004, the Company had a 13.6% share of domestic chicken production, and a 27.9% share of the Brazilian poultry export market. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. Today the market is shared with other competitors, but Sadia is still in the leadership, with 66.2% of total sales in 2004.

Pork

Approximately 70% of Sadia’s pork production is used in its processed products segment. The remainder is sold as fresh meat cuts in the domestic and international markets. According to the Brazilian Pork Producers Association, in 2004, the Company had a 10.4 % share of domestic pork production, and a 19.7% share of the Brazilian pork export market according to ABIPECS.

Brazilian Food Sector Regulation

The Brazilian Ministry of Agriculture regulates Sadia’s activities, more specifically, by the Secretaria de Defesa Agropecuária (SDA), Agricultural and Cattle Breeding Defense Secretary, under the Animal Products Inspection Department (DIPOA). The latter is responsible for the issuance of regulations, conduct of inspections and legal support in respect to the livestock, animal breeding, food processing and any other activity involving animal related affairs in the Brazilian territory.

Market Overview – Domestic and International Markets

The growth potential of the Brazilian market, and its low input costs are attractive to international entrants. The main barrier to such companies has nevertheless been the need to build a wide ranging refrigerated distribution chain, and a network of integrated producers. The prices of the sector’s principal raw materials, corn and soybeans, are strongly influenced mainly by climate conditions.

The following analysis was prepared based on information mainly gathered from: USDA (United States Department of Agriculture), CONAB (Brazilian National Supply Company), ABEF (Brazilian Poultry Exporters Association) and ABIPECS (Brazilian Pork Meat Exporters Association) and AC Nielsen reports.

Processed Products

Consumption of processed products is influenced by several factors, including the increase in consumer income, and efforts related to the development of products, with a view to meeting consumer demand for more sophisticated products.

The processed products segment is divided into three categories: frozen products, refrigerated products and margarines.

Frozen Processed Products

In 2004, the Brazilian market for frozen processed products accounted for sales of US$ 374.8 million. Approximately 80% of this total is attributable to the two largest companies, Sadia and Perdigão.

Consumption of frozen products is less sensitive to variations in income among the population. This is explained by the fact that higher income groups consume a large proportion of the total volume of the segment.

	Frozen Processed Products – Domestic Market
	2004	2003	2002	2001	2000
Sales (US$ Million)	375	358	284	294	300
Change %	4.6%	26.0%	(3.2)%	(1.9)%	1.9%
Volume (Thousand tons)	135	127	107	92	74
Change %	6.1%	18.3%	17.2%	23.4%	1.8%

Source: AC Nielsen

Due to the characteristics of frozen processed products with production concentrated among a small number of companies, and supply aimed at a more restricted group of consumers the Company believes that volume sales of frozen processed products will maintain their growth trend, although at rates below the 10.6% annual average registered between 2000 and 2004. In any case, since the market for frozen processed products is still far from mature in Brazil, the Company believes that its medium and long-term prospects are highly positive based on the trend over the preceding years.

Refrigerated Processed Products

In 2004, the Brazilian market for refrigerated processed products accounted for sales of US$ 1,503 million. The two largest companies in this market together accounted for approximately 55% of net sales, according to AC Nielsen, with the remaining share being split among a large number of small companies.

	Refrigerated Processed Products – Domestic Market
	2004	2003	2002	2001	2000
Sales (US$ Million)	1,503	1,313	955	1,113	1,403
Change %	14.5%	37.5%	(14.2)%	(20.7)%	7.4%
Volume (Thousand tons)	676	627	583	575	569
Change %	7.7%	7.6%	1.3%	1.1%	1.7%

Source: AC Nielsen

Margarine

In 2004, the Brazilian market for Margarine accounted for sales of US$ 511.2 million. The three largest producers accounted for 83% of the market.

	Margarine – Domestic Market
	2004	2003	2002	2001	2000
Value (US$ Million)	511	479	363	353	419
Change %	6.7%	31.9%	3.0%	(15.9)%	(6.4)%
Volume (Thousand tons)	286	273	263	249	245
Change %	4.7%	4.0%	5.4%	1.5%	1.1%

Source: AC Nielsen

Poultry

Domestic Market

The Brazilian poultry market is a complex sector where a few large companies share the market with small producers. According to ABEF’s 2004 annual report, the four largest chicken producers in Brazil were responsible for 37.62% of the whole Brazilian production in 2004. The low concentration in the market increases competition on whole poultry and parts. Prices are subject to supply and demand imbalances.

Many of these small companies operate under low quality standards because of the large number of producers and government difficulties to inspect producers on a regular basis. Additionally, there is widespread belief that tax evasion practices among these producers reduce their cost levels as compared to regulated companies in the market.

After six years of growth in per capita consumption, there was a 3.4% drop during 2003. This situation is explained by the reduction of average income, due to the decrease in consumers’ purchasing power in the period. In 2004 there was an increase of 2.7% in the per capita consumption of chicken meat, the poultry production reached a record high of 8.4 million metric tons , a hike of 10% from the previous year. Most of this was due to expressive increases in exports.

Source: IBGE (Brazilian Institute of Geography and Statistics Studies) / USDA

For 2005, USDA expects an increase of up to 5% in the Brazilian broiler production reaching 8.8 million tons. This level of production would reflect a higher employment rate and consumer purchasing power, additional federal funding for social programs to fight hunger and the continued exploitation of AI in Asia and Mad Cow Disease (BSE) in North America.

International Market

USDA’s Livestock and Poultry: World Market and Trade Report forecasts a record level of 6.5 million tons in the broiler meat exports by major exporting countries. The broiler meat imports by major countries are forecasted at 4.2 million tons, an increase of 8% from 2004. China, the European Union, Japan, Mexico, Russia and Saudi Arabia are expected to account for about 75% of the world broiler meat imports.

Russia, the worldwide leader in broiler meat imports, is expected to continue expanding its broiler production. Even though Russia has seen double digit gains in production these past years, in 2005 its broiler meat imports are forecast to grow 3%.

In 2004, Japan’s AI related bans on Thailand, China and the United States caused imports to drop by 16%, and allowed Brazil to capture 51% of the Japanese import market. USDA does not see any indication that Japan will lift AI-related restrictions on Chinese and Thai fresh broiler meat, but agreed to lift its bans on cooked poultry meat. In 2005, Japanese broiler meat imports are forecasted to have only a slight increase of 2% from 2004 as bans on imports of fresh poultry from China and Thailand continue. USDA forecasts a 2% drop in broiler meat consumption as consumers shift from broiler to pork meat. This fact had already been seen in the previous year as Japanese broiler consumption dropped 7%, while pork consumption rose by 8%.

Just like Japan, USDA foresees only a slight increase of 2% for Saudi Arabia’s broiler meat imports, totaling 443 thousand tons. In 2004, Brazil exported 333 thousand tons of broiler meat to Saudi Arabia, a 15% increase from the previous year, making it the top exporter to this middle-east country. France, the second largest supplier to Saudi Arabia, faced a 26% decline due to declines in French production and the continued appreciation of the Euro.

USDA projects that the European Union (EU) broiler meat imports will remain the same in 2005 at 380 thousand tons. Most of it is due to domestic production expansion, satisfying the growth in domestic demand.

In 2005, Chinese broiler meat imports are projected to reach 450 thousand tons, a 150% increase from the previous year, due to the lifting of the AI related ban on U.S. poultry meat. The United States is the only country that can sell poultry meat products for direct consumption in China’s retail sector.

Brazilian broiler exports had an excellent year in 2004. They increased by 26% in volume, reaching 2.4 million tons and 44% increase in value, which represents more than US$ 2.6 billion dollars. These numbers have consolidated Brazil as the number one broiler exporter in the world.

The strategy of Brazilian exporters in focusing on higher value products is confirmed by the 20% increase of the broiler average price, reaching US$ 1,167 per ton.

Saudi Arabia was Brazil’s largest single importer in 2004, accounting for 13.72% of all Brazilian broiler exports. Japan followed in second with 13.33%. The EU came in third, with 11.46%. Russia was the fourth largest market for Brazilian broiler exporters accounting for 7.9%. On September 20, 2004 the Russian Government banned all Brazilian meat imports due to a FMD breakout in the Amazon State. This ban was partially lifted on November 16, 2004 when it allowed exports from the state of Santa Catarina, the largest broiler exporter state in Brazil and the second largest in production. The ban was further lifted on March 2005 when six more states were allowed to export.

In 2004, after China banned broiler meat imports from Thailand, Canada and the United States, total Brazilian broiler meat exports to China grew by more than 400% to more than 60 thousand tons.

	Brazilian Broiler Exports – Volume Destination (Thousand tons)
	2004	2003	Var. 04/03 (%)
European Union	278	308	(10)
Middle East	750	614	22
Mercosul	1	8	(90)
África	181	121	49
Ásia	628	460	37
Russia	192	202	(5)
Others	395	210	(89)
Total	2,425	1,922	26

Source: Adapted from ABEF – 2004 Annual Report

USDA’s Livestock and Poultry: World Market and Trade Report projects an increase of 6% in Brazilian broiler exports. However, the USDA’s Global Agriculture Information Network (GAIN) Report for Brazil also indicates that the major constraints that could adversely affect Brazilian broiler production and exports in 2005 would be the appreciation of the real, and higher interest rates combined with higher production costs which would lead to a decrease in the producer’s profit margins.

In contrast to the local market, poultry export business in Brazil has grown rapidly since the mid 90’s. This can be explained by the production shift of large Brazilian companies’ exports, as well as by the competitiveness of Brazilian poultry. Recent sanitary problems in the main producing countries such as the BSE cases in Europe, AI problems in Thailand and both BSE and AI cases in the United States have changed the world broiler trade framework. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry meat favors Brazil as the most competitive exporter of quality poultry cuts and mechanically de-boned chicken meat. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets which Brazil has access to has risen from 122 to 134 in 2004, according to ABEF’s 2004 annual report.

	World Broiler Balance (Thousand tons)
	2004(p)			2005(f)
	Production	Consumption	Exports	Production	Consumption	Exports
United States	15,285	13,087	2,163	15,762	13,524	2,279
Brazil	8,408	5,957	2,451	8,830	6,235	2,595
European Union	7,640	7,196	824	7,720	7,270	830
China	9,860	9,799	241	9,990	10,190	250
Japan	1,124	1,708	—	1,130	1,734	—
Other	13,243	15,509	469	11,781	16,366	553
World Total	55,560	53,256	6,148	57,481	55,319	6,507

Source: Livestock and Poultry: World Market and Trade – April 2005, USDA, Broiler Summary Selected Countries

(p) preliminary (f) forecast

	World Broiler Imports (Thousand tons)
	2004(p)	2005(f)
Russia	930	960
Japan	582	595
European Union	380	380
Saudi Arabia	435	443
China	180	450
Hong Kong	244	200
United Arab Emirates	180	182
Other Countries	994	1,027
World Total	3,925	4,237

Source: Livestock and Poultry: World Market and Trade – April 2005, USDA, Broiler Summary Selected Countries

(p) preliminary (f) forecast

Pork

Domestic Environment

Processing companies are subject to the same problems of those in the poultry market, unfair competition with small and low quality producers . Although these problems influence product quality, there is still very low perception by part of the population of the risks involved and price dumping is broadly practiced. According to ABIPECS 2004 annual report, the four largest pork producers in Brazil were responsible for 30.86% of the whole Brazilian production in 2004.

Source: ABIPECS

Brazilian pork breeding and slaughtering is increasing its productivity efficiency year after year. Measured by the average birth rate of piglets, productivity doubled since the 1970’s, the birth rate reached 24 animals per female and at 160 days old, animals weigh 100 kg in average, ready to be slaughtered. Research has also contributed to reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for a better productivity of prime cuts, more meat per carcass as well as more nutritious, and healthier meat. The following table presents information on production indicators of the segment in the last five years.

USDA forecasts a pork production of nearly 2.7 million tons in 2005, which would mean a 3% increase from last years’ production. The increase is due to higher demand from both export and domestic markets. It is said that the central west region of Brazil given last years’ investments be responsible for most of this increase.

	Brazilian Pork Production
	2004	2003	2002
Sow Number (Thousand)	2,402	2,486	2,871
Slaughtered (Million Heads)	33.9	34.5	37.7
Production (Thousand tons)	2,679	2,698	2,872
Exports (Thousand tons)	508	496	476
Imports (Thousand tons)	2	1	1

Source: ABIPECS 2004 Annual Report

Brazilian pork production has been decreasing over the last couple of years. In 2004, pork production decreased 1.7% due to higher average slaughtering weight. The production attained about 2.68 million tons, almost the same volume as in 2003. The production wasn’t lower because of the continuation of the expansion in the states of Mato Grosso and Goiás. From 2002 to 2003 there was a decrease of 6 % in pork production.

As demand levels have been decreasing in the last several years, the sales efforts of Brazilian producers have been oriented to the export market, which accounted for 19% of total tons produced in 2004.

International Market

The international trade market framework for pork has passed through significant changes since BSE and AI outbreaks appeared in late 2003 and early 2004. The change in consumption habits from beef and poultry meat based products to pork meat can positively affect growth in both pork production and consumption in the near term. Nevertheless, there is an increasing awareness that meat trade flows are becoming largely dictated by sanitary conditions and regulations. Exporters worry that market access, driven by trade policy, as well as veterinary and food safety controls, can become easily susceptible to non-tariff trade barriers, especially when those controls are not based on technical criteria. Within this very uncertain environment, exporting countries are trying to maintain a competitive position in lucrative markets. At the same time, importing countries are seeking to ensure fairness for their domestic producers, while also safeguarding the health and economic needs of their consumers.

Pork production in China, EU and United States is expected to be slightly less than 80 million tons in 2005. It is forecasted that these three nations will be responsible for 86% of production in major producing countries, which is projected to be nearly 94 million tons.

USDA forecasts world pork exports by major exporting countries to have an increase of 2% in 2005, reaching a record of 4.6 million tons. It also predicts that the EU, the largest exporter, will see a slight decrease in total exports from nearly 1.35 million tons in 2004 to 1.3 million in 2005. The United States will maintain its position as the second largest exporter in 2005, reaching exports of nearly one million tons in 2005.

	World Pork Balance (Thousand tons)
	2004 (p)			2005 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
China	47,350	47,038	383	49,675	49,325	450
European Union	21,200	19,900	1,350	21,100	19,825	1,300
United States	9,312	8,818	988	9,364	8,869	1,036
Brazil	2,600	1,979	621	2,670	2,030	640
Russia	1,725	2,199	1	1,760	2,259	1
Japan	1,271	2,570	—	1,260	2,613	—
Other	7,798	8,139	1,103	7,723	8,153	1,525
World	91,256	90,643	4,446	93,552	93,074	4,556

Source:Livestock and Poultry: World Market and Trade – April2005, , USDA, Pork Summary Selected Countries

(p) preliminary (f) forecast

According to USDA, global pork exports are forecasted to increase 2.5% in 2005 reaching a record high of 4.6 million tons.

Japan is expected to remain as the world’s largest pork importer in 2005, importing over 1.3 million tons, slightly above the previous year. The top five suppliers of pork to Japan in 2004 were Canada, Chile, China, Denmark, and the United States. In 2004, Japan signed a Free Trade Agreement (FTA) with Mexico, which will be implemented starting in April 2005. Therefore an increase in Japanese pork imports from Mexico is expected.

Despite USDA having forecasted a growth of about 2% in Russian domestic pork production, imports are expected to increase 5% in 2005 to 500 thousand tons. Imports of pork decreased 23% in 2004 as compared to 2003, due to several factors: a temporary ban on Brazilian pork due to food and mouth disease problems (FMD), rising pork import prices, and problems with Russia’s administration of its TRQ regime.

	World Pork Imports (Thousand tons)
	2004(p)	2005 (f)
Japan	1,302	1,325
United States	499	542
Russia	475	500
Mexico	458	495
Hong Kong	332	335
South Korea	220	260
Canada	105	100
China	71	100
Other Countries	332	347
World Total	3,794	4,004

Source:Livestock and Poultry: World Market and Trade – April2005, USDA, Pork Summary Selected Countries

(p) preliminary (f) forecast

In the beginning of 2005, the Russian government published the resolutions that renew the poultry quota and beef and pork tariff rate quotas (TRQs) for 2005. The Russian TRQ establishes country specific quotas for the EU, Paraguay, United States and a general quota for all other countries. In 2004, difficulties with Russia’s licensing administration kept quota allocations from being filled. USDA expects similar problems in 2005. As processed pork is not under the TRQ, imports of this kind of meat pork have increased.

Russian Pork TRQ 2005 (Thousand tons)

European Union	236
United States	54
Paraguay	1
Other	177
Total	467

Source: GOR Resolutions at GAIN Report USDA – February 2005

Hong Kong pork imports are forecasted to grow by 1% in 2005. Hong Kong pork imports have usually two ends, consumption and smuggled shipments to China. However, China is undertaking measures to combat smuggling through Hong Kong, which could lead to a decrease in Hong Kong’s pork imports. Hong Kong prohibits imports of fresh pork from China but is working on a protocol that would allow imports of Chinese chilled pork that could create greater competition with other pork suppliers.

Brazilian pork meat exports broke a new record in 2004. Sales of US$ 774 million, an increase of 40.5% as compared to 2003. Shipments amounted to 507.7 thousand tons, an increase of 2.4% as compared to 2003. Brazil has been increasingly shifting exports to higher valued pork cuts and these products now compromise 75% of exports.

From total Brazilian pork production volume in 2004, 19% was exported. Russia accounted for more than 57% of this volume. Under the 2005 Russian quota system, Brazilian pork will still compete for a share of the 177 thousand tons quota reserved for “other countries”, a considerably lower amount as compared to the 288 thousand tons shipped in 2004.

Hong Kong was the second largest destination of Brazilian pork meat accounting for 11% of all shipments.

In 2004 exports to Ukraine increased an impressive 33,760% reaching 33 thousand tons, making it the third largest market for Brazilian pork exports.

	Brazilian Pork Exports
	Thousand tons				Thousand US$
	2004		2003		2004		2003
Destinations
Russia	288.1	57%	313.9	63%	449,339	58%	351,627	64%
Hong Kong	57.9	11%	60.7	12%	72,110	9%	61,444	11%
Others	48.8	10%	39.3	8%	75,140	10%	40,447	7%
Ukraine	32.5	6%	96	0%	52,024	7%	78	0%
Argentina	28.2	6%	38.5	8%	45,173	6%	45,499	8%
Singapore	16.3	3%	15.3	3%	27,076	3%	21,978	4%
South Africa	12.4	2%	8.2	2%	17,696	2%	8,757	2%
Uruguai	9.6	2%	9.7	2%	12,494	2%	9,752	2%
Albania	5.2	1%	3.8	1%	8,251	1%	4,412	1%
Bulgaria	5	1%	2.3	0%	9,014	1%	2,987	1%
Georgia	3.6	1%	4	1%	5,733	1%	3,856	1%
Total	507.7	100%	495.8	100%	774,050	100%	550,837	100%

Source: ABIPECS – Em Foco Dezembro 2004

C. Organizational Structure

See Item 4. Company Overview – Group Structure.

D. Property, Plant and Equipment

In 2004, the Company operated twelve plants, which include eight units for poultry production, five units for pork, ten units for animal feed, two units for crushing of soybeans and eight units for processed products. Some plants are multi-operational, including several integrated activities. The Company has sixteen distribution and commercial centers and nine representative offices and distribution centers abroad.

Operating Units

The table below lists Sadia’s operating units and its principal activities:

State	City	Address	Principal activity
MG	Uberlândia	Avenida Cel. Jose Teófilo Carneiro 1001 Rua Francisco Bernardes de Assis 200	Raising and slaughtering chickens, turkeys and hogs, processed products and animal feed
MT	Várzea Grande	Alameda Júlio Muller, 1850	Raising and slaughtering chickens, processed products and animal feed
PR	Dois Vizinhos	Avenida Paraná 2323	Raising and slaughtering chickens; animal feed and crushing of soybean.

PR	Francisco Beltrão	Avenida Attílio Fontana, s/nº, Km 4	Raising and slaughtering chickens and turkeys and animal feed
PR	Toledo	Avenida Senador Atílio Fontana, 4040	Raising and slaughtering chickens and hogs; processed products; animal feed and soy oil
PR	Ponta Grossa	Rua Leopoldo Froes, 1001	Pizzas and pasta, Miss Daisy, processed products
PR	Paranaguá	Avenida Senador Attílio Fontana, 1501 – Colônia Santa Rita	Margarine
RJ	Duque de Caxias	Estrada Venâncio PereiraVeloso, 1479	Processed products
RS	Três Passos	Rua José Bonifácio, 300	Raising and slaughtering hogs and animal feed
SC	Chapecó	Avenida Senador Attílio Fontana, 600E	Raising and slaughtering chickens and turkeys, animal feed and processed products
SC	Concórdia	Rua Senador Attílio Fontana, 86	Raising and slaughtering chickens and hogs, processed products and animal feed
MT	Campo Verde	Avenida Senador Attílio Fontana 1800	Animal feed

Distribution and Commercial Centers

The table below lists Sadia’s distribution and commercial centers and the corresponding region of activity:

State	City	Address	Region of Activity
AM	Manaus	Bairro Chapada - Manaus – AM. Avenida Djalma Batista 1019, CEP: 69050-010	North Region
BA	Salvador	Granjas Rurais Presidente Vargas, s/n° - Km 5,5, Trevo 32. Bairro Campinas de Pirajá CEP: 41290-000	Northeast Region
CE	Fortaleza	Anel Viário de Fortaleza, km 8,2, Pajuçara, Maracanaú	Northeast Region
DF	Brasília	SIA 33 - lote 150/200 CEP: 71200-030	Federal District
MG	Belo Horizonte	Rua das Canárias, 223 - Bairro Jardim Atlântico CEP: 31560-050	Southeast Region
MS	Campo Grande	Rodovia BR 163, km 04, n° 6689 - Cidade Morena - Zona Rural, CEP: 79064-000	Central region
MT	Várzea Grande	Alameda Júlio Müller, 1650 Bairro Porto Velho - Várzea Grande	Central Region
PA	Belém	Rua dos Pariquis, 2999 - Cremação – Belém	North Region

PE	Recife	Avenida Vinte de Janeiro, 958- Bairro Boa Viagem	Northeast Region
PR	Curitiba	Rua Carneiro Lobo, 468 - 4º andar Batel - CEP: 80240-240	South Region
RJ	Rio de Janeiro	Avenida Dona Tereza Cristina, 1478 Bairro Capivari - Duque de Caxias - RJ CEP: 25243-620	Southeast Region
RS	Porto Alegre	Rua Paul Zivi, 400 Bairro Jardim, São Pedro - CEP: 91040-240	South Region
SC	Itajaí	Rua Otto Hoier, 134 São Vicente - CEP: 88308-100	South Region
SP	São Paulo	Rua Fortunato Ferraz, 529/659 - Vila Anastácio	Southeast Region
SP	Jundiaí	Avenida. José Benatti, s/no, Gleba 3 CEP: 013213-085 – Jundiaí, SP	Southeast Region and São Paulo State Region
ES	Vitória	Rodovia. Civit II - Distrito Carapina - Serra - ES	Southeast Region

Environmental issues affecting the Company’s activities

As a poultry and hog livestock and slaughtering company, Sadia’s activity impacts on environmental issues, especially related to water resources pollution, animal treatment and deforestation. However, the Company takes all measures to comply with the Brazilian environmental regulations.

As a way of ensuring the sustainability of its activities, Sadia has strict policies for reducing consumption of water and uses biomass to substitute fuel oil and gas to generate thermal energy. All its units have water resources treatment facilities to avoid the contamination of water tables and rivers near the units. The Company also strictly supervises the activities taken by the poultry and hog out growers. The Company has a program for being self sufficient in firewood, maintaining legal forest reserves for all of its manufacturing units. These areas total 17 thousand hectares and supply 65% of the Company’s firewood requirements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Company’s consolidated financial statements and notes thereto, and other financial information included elsewhere in this annual report.

Company-related Factors

Sadia has implemented the following measures as a way to simplify its administrative and corporate structure and improvement of tax efficiencies:

Corporate Reorganization

In July 1998, Sadia Concórdia S.A. was merged into Sadia Frigobrás S.A., and changed its name, so that all of the operational activities of the organization were consolidated into a single public company: Sadia. The initiative resulted from a gradual process of corporate reorganization with a view to simplifying its structure and improving economies of scale, through the reduction of administrative and tax costs.

Organizational Structure

In 2000, the Company organized its activities in three macro processes so as to create demand, to reach demand and manage the Company, in order to simplify structures and achieve higher efficiency in the decision making process, aiming at a stronger synergy with the marketing and international areas. Implemented in the second half of 2000, this change continues to have a positive impact on the mix of products traded in the domestic market, hence increasing profitability.

Discussion on Critical Accounting Policies

Critical accounting policies are those that are considered important, complex or subjective by the Company’s management to the understanding of the Company’s financial condition and results, as well as estimates about the effect of matters that are uncertain. To provide an accurate understanding about how the Company’s management interprets these variables, considering future events, the next paragraphs will present and discuss these critical accounting policies:

Allowance for Doubtful Accounts

The collectibility of the accounts receivable is based on a combination of factors. In circumstances where management is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against amounts due is recorded to reduce the net recognized receivable to the amount that is likely to be collected. In addition, an allowance is recorded based on the length of time receivables are past due and historical experiences.

Inventory

At December 31, 2004, the Company’s inventory amounted to R$1,176.5 million, with an average turnover of 99 days (87days in 2003). The main reasons for the variance were the increase in the livestock and poultry ready to be slaughtered as well as more inventories of finished goods. The Company updates its inventories on a monthly basis due to the large number of items that are maintained. Grain inventories policies involve anticipated purchases on an average of 100 days with the objective of reducing commodity market impacts on costs. Inventories are stated at lower of cost or market using the average cost method.

Impairment of Long-Lived Assets

The Company is required to assess potential impairments to its long lived assets, which are primarily property, plant and equipment. If impairment indicators are present, the Company must measure the fair value of the assets in accordance with SFAS 144 “Accounting for the Impairment of Disposal of Long Lived Assets” to determine if adjustments are to be recorded.

Contingencies

The Company is party to certain legal proceedings arising in the normal course of business and is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies are made after considerable analysis of each individual issue. These reserves may change in the future due to changes in the Company’s assumptions, the effectiveness of strategies or other factors beyond the Company’s control.

Deferred Tax Assets

As of December 31, 2004, the Company had approximately R$76.9 million of net deferred tax assets.

The realization of this asset is based upon estimates of future taxable income. In preparing estimates of future taxable income, the Company used the same assumptions and projections used in its internal three year forecasts. Based on these projections, the Company estimates that the loss carry forwards will be fully utilized within three years. For more information see Note 16 of the Company’s Consolidated Financial Statements.

Pension Plan

The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87, which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of the Company’s pension amounts relate to its defined benefit plan. SFAS No. 87 and the policies used by the Company, notably the use of a calculated value of plan assets (which is further described below), generally reduced the volatility of pension income (expense) from changes in pension liability discount rates and the performance of the pension plan’s assets.

The most significant element in determining the Company’s pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The company has assumed that the expected long-term rate of return on plan assets will be 12.4%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over every year. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The Company considers a conservative position to estimate this rate, based on future expected salary increases and life expectancy of participants. At December 31, 2004, the Company determined this rate to be 11.3%.

Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), share-based payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement will be effective for the Company as of January 1, 2006.

In December 2004, the FASB issued FASB Statement No.151, inventory costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, exchanges of non-monetary assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement will be effective for the Company for non-monetary asset exchanges occurring on or after January 1, 2006.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No.143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN47 is effective for fiscal years ending after December15, 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No.3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No.28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December15, 2005.

Brazilian Economic Environment

Sadia’s results of operations and its financial condition are dependent on Brazil’s general economic condition and particularly on (i) economic growth and inflation and their impact on people’s purchasing power, (ii) financing costs and the availability of financing, and (iii) exchange rates between Brazilian and foreign currencies. The following table sets forth Brazilian Gross Domestic Product (GDP) growth, inflation and the devaluation of Brazilian currency against the U.S. dollar and interest rate changes for the periods shown.

	Selected Economic Indicators (%)
	2004	2003	2002	2001	2000
Real GDP growth (1)	5.20	(0.20)	1.54	1.51	4.20
Inflation (2)	12.41	8.71	38.32	10.38	9.95
Nominal Exchange Rate Variation	(8.13)	(18.20)	52.27	19.15	9.30
Real Interbank Rate (3)	5.35	7.56	(13.49)	8.64	5.77

(1) Source: IBGE

(2) Source: IGP-M, as published by the Fundação Geúulio Vargas

(3) CDI (Interbank Rate) – IGP-M inflation rate); Source: Bloomberg

The Brazilian economy has been affected by interventions on the part of the government, which has made repeated changes in its monetary, credit, tariff and other policies, in order to influence the direction of the national economy. The changes in policies involving foreign exchange and tax rates could have a significant impact on the Company’s business and its operating results, in the same way as inflation, currency devaluation, social instability and other political, economic and diplomatic issues, and the reaction of the Brazilian government to these issues.

Inflation and Real Plan Effects

Inflation has traditionally had a negative effect on the Brazilian economy in general in past years, and on the profitability and operating results of the Company in particular. In an attempt to control inflation, the government has at times imposed wage and price controls, and reduced its spending. Inflation and the measures adopted by the government, combined with public speculation about its future decisions, have also contributed to periods of uncertainty in the economy, as well as to increased volatility in the Brazilian securities markets. In addition, the government’s desire to control inflation and reduce budget deficits may cause it to make actions that slow Brazilian economic growth.

After the implementation of the Real Plan, which was based on an exchange rate anchor (reais x U.S. dollar), inflation rates declined and stabilized at low levels. This new economic environment increased the purchasing power of part of the population, which were used to high inflation levels and did not have access to financial instruments to reduce their monetary losses due to high inflation. Consumer goods and income experienced a growth and credit availability increased. According to the IGP- M Brazilian inflation amounted to 868.30% in 1994, 15.25% in 1995, 9.20% in 1996, 7.74% in 1997, 1.78% in 1998, 20.1% in 1999, 9.95% in 2000, 10.38% in 2001, 38.32% in 2002 8.71% in 2003 and 12.41% in 2004.

Exchange Rate Effects

From March 1995 until January 1999, the Brazilian Central Bank managed a semi-fixed exchange rate policy based on the establishment of an annual exchange rate fluctuation target at the beginning of each year, setting both a wide limit or “band”, and a much narrower band, in order to effect a gradual devaluation by means of this exchange rate band system. The Central Bank bought or sold U.S. dollars in the market in order to ensure that the exchange rate remained within established limits.

In an attempt to stem the increasing capital outflows and concerns about the commitment of certain state governments to the fiscal austerity proposal, on January 13, 1999, Brazilian monetary authorities halted their intervention to maintain the previous system of exchange rate bands underpinned by a specific rate and allowed the real’s value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency.

Since then, the exchange rate market has been operating under a floating rate regime and the Central Bank has implemented an inflation target policy, using local interest rates to adjust demand. A resulting negative side-effect of this policy can be reflected in high interest rate levels, increasing cost of capital to the Company and raising uncertainty in the financial markets about the capacity of Brazil to pay its debts, increasing the sovereign risk. A floating exchange rate can also be pressured by the deterioration of these fundamentals, affecting dollar related price references, which has the negative effect of contaminating local prices and causing reduction in consumption and a decrease in GDP growth.

Although the Company uses reais as its functional currency, a relevant portion of its assets, liabilities and revenues are dollar denominated. In December 2004, R$ 3,392.7 million (47.7%) of the Company’s gross revenues were mainly collected in U.S. dollars, coming from export proceeds; R$ 1,257.3 million of its assets were dollar denominated, mainly attributable to bank and government debt securities, cash and accounts receivable from foreign market clients. The Company’s total debt subject to exchange rate variation amounted to R$ 1,744.7 million at December 31, 2004.

The devaluation of the real influences the amount available for distribution to the Company’s shareholders when measured in U.S. dollars. Considering that the Company has subsidiaries abroad, the volatility of the real creates foreign exchange gains and losses, which are included in the Company’s foreign currency exchange gain (loss), net account in results of operations. In 2004, on a consolidated basis, the Company recorded foreign exchange gain (including gains from foreign currency swaps) of R$ 72.7 million.

A. Operating Results

The following table summarizes certain selected financial data of the Company’s statements of income, expressed as percentages of net operating revenue, for the years as shown.

	Financial Statements (% of Net Operating Revenues)
	2004	2003	2002
Net operating revenue	100.0	100.0	100.0
Cost of goods sold	(70.2)	(72.7)	(70.1)
Gross profit	29.8	27.3	29.9

Selling expenses	(18.7)	(18.0)	(20.0)
General and administrative expenses	(0.9)	(1.1)	(1.1)
Other operating income(expenses), net	0.3	(0.7)	(0.3)
Total operating expenses	(19.3)	(19.8)	(21.5)

Operating income	10.4	7.9	8.3

The following table summarizes certain items of the Company’s statements of income for the years as shown.

	Segments Net Operating Revenue
	(Thousand R$)
	2004	2003	2002
Processed products	2,764,194	2,412,989	1,818,464
Poultry	2,986,062	2,275,888	1,907,479
Pork	593,345	559,578	478,989
Other	35,621	43,669	33,911
Adjustments for U.S. GAAP presentation	(269,997)	(210,407)	(99,773)
Total	6,109,225	5,081,717	4,139,070

Depreciation expense
Processed products	(48,708)	(54,069)	(46,747)
Poultry	(56,682)	(54,653)	(49,056)
Pork	(11,003)	(14,565)	(13,309)
Other	(973)	(961)	(880)
Total depreciation expense allocated to Segments	(117,366)	(124,248)	(109,992)
Depreciation allocated to administrative expenses	(12,743)	(12,814)	(12,493)
Adjustments for U.S. GAAP presentation	31,043	37,801	30,349
Total depreciation expense	(99,066)	(99,261)	(92,136)

Segment operating income
Processed products	274,197	268,483	57,618
Poultry	260,393	198,410	235,217
Pork	70,902	36,593	39,655
Other	(3,765)	8,189	6,440
Adjustments for U.S. GAAP presentation	33,302	(110,666)	6,392
Total operating income	635,029	401,009	345,322

Interest expense	(413,461)	(449,408)	(317,719)
Interest income and other	309,454	481,609	263,342
Foreign currency exchange gain (loss), net	20,672	52,833	(40,632)
Adjustments for U.S. GAAP presentation	35,428	(14,512)	46,417
Income before income taxes, equity income or loss of investees and minority interest	587,122	471,531	296,730

	Consolidated Assets (Thousand R$)
	2004	2003	2002
Segment assets
Processed products	491,982	449,860	468,610
Poultry	380,708	348,312	362,567
Pork	108,060	109,750	124,222
Other	76,910	49,535	54,537
Adjustments for U.S. GAAP presentation	(110,485)	(128,454)	(149,866)
Total property, plant and equipment	947,175	829,003	860,070

Reconciling items - corporate assets
Cash and cash equivalents	2,406,125	2,610,961	2,315,136
Accounts and notes receivable, net	349,605	453,936	374,708
Inventories	1,172,736	920,564	877,366
Other corporate assets	739,691	544,748	639,369
Adjustments for U.S. GAAP presentation	105,156	661,787	(240,888)
Total consolidated assets	5,830,973	6,149,453	4,975,627

Capital Expenditures (Thousand R$)
Processed products	93,220	45,056	48,419
Poultry	91,179	43,799	37,498
Pork	9,759	5,709	17,960
Other	52,286	15,656	17,475
Adjustments for U.S. GAAP presentation	(7,340)	(4,470)	(9,230)
Total segment capital expenditures	239,104	105,750	112,122

The information above has been prepared and presented in accordance with Brazilian GAAP that is adjusted for U.S. GAAP presentation. Refer to Note 19 to consolidated financial statements for details on primary differences between Brazilian GAAP and U.S. GAAP.

The following table sets forth components of the Company’s cost of goods sold, expressed in percentage, for the years as shown.

	Composition of Cost of Goods Sold (%)
	2004	2003	2002
Raw Materials	78	78	76
Labor	12	11	12
Depreciation	2	3	3
Other	9	9	10
Total cost of goods sold	100	100	100

Structure and Profitability of the Company’s Operations

Period ended December 31, 2004 compared with December 31, 2003

The following discussion presents comparisons of results of operations for the twelve-month period ended December 31, 2004 and 2003.

Gross Operating Revenue

The year of 2004 was characterized by great volatility of costs and exchange rates, which frustrated our hopes of achieving higher results in terms of profitability. However, Sadia knew how to take advantage of the slow, but consistent recovery of consumption on the domestic scenario and volatility in the global poultry market due to the AI crisis in Asia. Gross operating revenues at R$7.1 billion, increased 24.5% over 2003, despite the devaluation of the dollar having affected their value in Brazilian reais. The Company broke new sales records with total sales volumes 18.3% over those registered in 2003. What drove revenues was, above all, a robust rise in sales volumes, which required strong, mobilized efforts, and improved operating results.

In the domestic market, even though the recovery of employment levels was slow to affect the consumption of non-durable goods, Sadia recorded constant growth in terms of revenues throughout 2004. The launching of products that are increasingly better suited to consumers’ needs, the exploration of the Sadia brand name, and the enhancement of services related to our various distribution channels guaranteed sales performance above the country’s average rate of growth.

Domestic Market

Domestic sales grew 8.6% over 2003, and gross revenues increased 16.8%. Considering the difficulties in passing increasing costs to sales prices, the growth in revenues is directly related to an improved mix and the stepping up of sales to new channels. In the processed foods segment, sales were 9.7% greater than in 2003, and revenues grew 16.7%. The mix of traditional product items deserves special attention, with a recovery in the consumption of convenience products in the second half of 2004. In the poultry segment, sales volumes increased 5.4% and revenues grew 16.7%. The greatest portion of production continued to be directed to the export market. The pork line of products, whose sales increased 3.5%, generated revenues 19.3% higher than in 2003. The segment was benefited by the recovery of prices, in an environment of reduced supply.

Export Market

In terms of exports, even with the 8.1% appreciation of the Brazilian real compared to the U.S. dollar in 2004, export revenues increased 34.1% and accounted for a 49% share of total revenues. Export volumes were 28% higher than those in 2003.

With the AI epidemic in Asia, which reduced the world supply of poultry, international prices rose substantially in the first quarter of 2004. With the gradual reestablishment of supply, the entrance of new players in the market, and the trend in consumption to replace poultry with other kinds of meat, the high point of the cycle was interrupted in the region.

In Europe, competition conditions remained stable, since no restrictions were placed on processed products from countries affected by AI. Sadia took advantage of opportunities that opened up for Brazilian products, expanding its presence in the Asian region. During the year, gross revenues for the export market increased 34.1% over 2003. Regarding the processed products line, the 42.4% growth in revenues reflects the Company’s efforts to increase its share of higher value-added products in the export market, as well. The growth in revenues is also the result of the stepping up of business activities in new markets in South America, which made it possible to increase sales of products that were previously under represented in the export mix, such as bolognas, salamis and margarines. The pork segment, negatively affected by the Russian government’s establishment of quotas, represented a 3% decrease in revenues. The distribution of Sadia’s exports has remained well balanced among the principal regions of the world. The more than 1,000 items exported are developed according to the features of each market.

Europe, which received 23% of exports, is a large purchaser of poultry cuts and processed products. In the Middle East, the Company maintains its traditional presence in the principal areas of the region, with market leadership and brand recognition. Arabic countries primarily consume whole birds of low weight (up to 1.4 kg) and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia exports mainly pork and poultry cuts. The main exports to Asia are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated principally on processed products, poultry parts and whole birds. Secondary markets include regions with great potential for growth in the medium term.

Processed Products

In the domestic market the Company increased its sales volumes in 9.7% reaching 581 thousand tons. Revenues reached R$ 2,946.4 million an increase of 16.7% compared to 2003. Processed products comprised 79% of revenues in the domestic market in 2004, in line with the Company’s focus on higher added value products.

Export revenues had an impressive rise of 42.4% and 110.5% in volumes in 2004. They reached R$ 405.6 million and 84 thousand tons accounting for 12% of exports revenues.

Poultry

In 2004, domestic revenues of poultry were up 16.7%, generating R$ 415.4 million. Volumes also saw an increase this year, reaching 106 thousand tons.

In foreign markets, Sadia increased its poultry revenues by 39.2%, to R$ 2,488.7 million. This number comprised 73.4% of all exports. Poultry volumes in the foreign markets were also up, reaching 692 thousand tons, an increase of 32% as compared to 2003.

Pork

Volumes had a slight increase in the domestic market in 2004. From 47.7 thousand tons in 2003, volumes reached 49.4 thousand tons in 2004. Revenues had a better development, with an increase of 19.3% as compared to 2003 reaching R$ 154.9 million.

Exports had a different development. Revenues and volumes, both suffered with the Russian bans on meat imports and the quota regime, decreasing 3% and 23.8%, respectively.

Sales Deductions and Value Added Tax on Sales

Value-added tax on sales consist of ICMS, the Social Contribution on Sales (Cofins) and the contribution to the Social Integration Program (PIS), and amounted to R$ 880.0 million, 64.4% above the R$ 535.3 million reached in 2003. Total sales deductions increased by 27.% from December 31, 2003 to December 31, 2004, from R$ 100.5 million to R$ 128 million. Sales deductions and VAT ratio as a percentage of gross operating revenues were at 14.2% in 2004 and 11.1% in 2003.

Cost of Goods Sold

Costs increased 16.9% over 2003, reaching R$ 4,292.7 million. Grain prices showed a falling trend throughout the year, but cost items related to packaging remained pressured. Grain inventory management, better mix of products sold and operational process controls guaranteed gross profits of R$ 1.8 billion, corresponding to a gross margin of 29.3% in 2004, as compared to 27.3% in 2003.

Selling Expenses

Sadia’s selling expenses were R$ 1,144 million in 2004, 24.9% higher than in 2003. As a percentage of net revenues in 2004 this represented 18.7% and 18.0% in 2003. This growth can be explained by the additional efforts in advertising because in 2004 Sadia launched its campaign celebrating its 60 year anniversary.

General and Administrative Expenses

Administrative expenses remained at reduced levels, less than 0.9% of net revenues.

Other Operating Expenses, Net

Other operational net results accounted for a revenue of R$15.4 million in 2004 as compared to an expense of R$36.8 million in 2003. This change is represented by reversals of civil and fiscal provisions in the net amount of R$ 3 million in 2004 as compared to civil and fiscal contingencies provided and provisions made for losses in assets of R$46 million in 2003.

Interest Expense

Interest expense in 2004 amounted to R$ 691.5 million, 53.6% above the R$ 450.2 million accounted for in 2003. This increase of R$ 241.3 million was mainly due to losses of R$110 million on the sales of Brazilian bonds, higher interest rates in U.S. dollar denominated debt and a larger total debt for the year of 2004 as compared to 2003. The increase in expense is also due to higher losses in swap contracts as compared to 2003.

Interest Income

Interest income in 2004 amounted to R$ 570.8 million, 24% above the R$ 459.8 million accounted for in 2003. This increase is mainly due to total growth in financial assets of 26.6% in 2004.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange currency gain of R$ 72.7 million reported in 2004 was primarily attributable to the 8.1% appreciation of Brazilian currency against the U.S. dollar, which is net of a R$ 50.7 million exchange rate loss resulted from the translation of investments denominated in foreign currencies.

Net Income

Net income of R$ 489.5 million in 2004 was 3.4% higher than that posted in 2003 and represented a return on equity of 26.6%.

Income Tax

The Company reported an income tax expense of R$ 96.1 million in 2004, against a benefit of R$ 1.0 million in the previous year. This is mainly because a significant portion of taxable income in 2004 was generated in Brazil while in 2003 the earnings were primarily generated abroad which are non-taxable.

Period ended December 31, 2003 compared with December 31, 2002

The following discussion presents comparisons of results of operations for the twelve-month periods ended December 31, 2003 and 2002. Additionally, the discussions on December 31, 2002 and 2001 results of operations are presented afterwards.

Gross Operating Revenue

In 2003, Sadia´s gross operating revenues posted a 22.8% increase over 2002, reaching R$ 5,717.5 million. Despite the decline observed in the purchasing power of consumers in 2003, domestic sales grew 16.9% compared to 2002. Such increase was primarily due to a greater efficiency in the commercial process, rationalization of the product portfolio, growth of the sales mix and recovery of prices. The Company also maintained its leadership in the frozen, refrigerated, poultry and pork segments, reaching the first position in the margarine segment, from second in 2002. Domestic sales accounted for 55.8% of total revenues. Gross revenues from exports were up by 31.2%, because of an increase in sales to Europe and emerging markets. During 2003 the Company sold 1,345,886 tons, 7.8% percent above the 1,358,735 tons sold during 2002.

Domestic Market

Revenues from domestic sales reached R$ 3,188.2 million, 16.9% above the R$ 2,726.8 million obtained in 2002. During 2003, volume sold decreased 9.7%, from 751,041 tons in 2002 to 677,842 tons in 2003 (including grains and by-products, boiled beef parts, pig and chicken breeding and resale of products) while weighted average sales prices rose 37.5%. The Company entered into negotiations with its major customers and was successful in passing along price increases in order to recover profitability of domestic sales.

Export Market

Even with the appreciation of the real against the dollar in 2003 and the raising of protectionist barriers in some international market regions, revenues increased 31.2%, from R$ 1,928.0 million in 2002 to R$ 2,529.3 million in 2003. Export sales as a percentage of gross revenues increased from 44.7 % in 2002 to 49.6% in 2003 and volumes sold reached 668 thousand tons, 9.9% over the 608 thousand tons shipped in 2002. This performance resulted from diversifying destinations and increasing exports of processed products.

Processed Products

During the year, the Company continued to increase sales of its higher value added products. Sales in the domestic market were R$ 2,523.7 million during 2003, reaching 529,663 tons, up 30.7% and 5.2%, respectively, as compared to 2002, mainly due to increases in sales prices.

Revenues from exports of processed products rose 55.6%, from R$ 183.1 million in 2002 to R$ 284.9 million, in 2003, in connection with higher volumes exported (57.5% higher as compared to 2002, from 25 thousand tons in 2002 to 40 thousand tons in 2003). There were no significant increases in the average sales price of exported processed products during 2003.

Poultry

The Company maintained the strategy of increasing export sales, which resulted in a decline in the domestic sales volumes of 30.2% during 2003. The recovery of prices and the improvement in the mix during the year resulted in total revenues of R$ 356.0 million which were only 5% lower than total sales revenues in 2002 of R$ 374.7.

Poultry exports totaled R$ 1.8 billion, 29% higher than 2002. Unfavorable climate conditions in Europe and sanitary problems in Asia reduced the worldwide stocks of chicken, contributing to a recovery of international prices and an increase in demand for poultry from unaffected regions, like Brazil.

Pork

There was a 53.8% decline in domestic sales volume caused by the redirection of production towards exports, from 103 thousand tons in 2002, to 48 thousand tons in 2003. The continuing strong supply of animals in a down turning domestic economy reduced revenues, which were 34.3% lower than in 2002, dropping from R$ 197.7 million in 2002 to R$ 129.8 million in 2003.

Export volumes amounted to 104 thousand tons, 17.4% higher than the 88 thousand tons reached in 2002, while sales grew by 39%, from R$ 318.8 million in 2002 to R$ 443.0 million in 2003. Such performance was due to the recovery of the international prices of carcasses and a greater demand by the Russian market caused by the expectation of the establishment of import quotas.

Sales Deductions and Value Added Tax on Sales

Value-added tax on sales consist of ICMS, the Social Contribution on Sales (Cofins) and the contribution to the Social Integration Program (PIS), and amounted to R$ 535.3 million, 28.3% above the R$ 417.3 million reached in 2002. Total sales deductions increased by 2.1% from December 31, 2002 to December 31, 2003, from R$ 98.4 million to R$ 100.5 million. Sales deductions and VAT ratio as a percentage of gross operating revenues were stable at 11.6% in 2003 and 2002.

Cost of Goods Sold

In 2003, cost of goods sold was R$ 3,673.0 million, versus R$ 2,903.2 in 2002, and 26.8% higher than in 2002, and represented 71.6% of net revenues, versus 69.3% in the previous year. This increase of 2.3 percentage points is mainly due to higher average prices of packaging material and grains. Average corn market prices increased by 7.9% above year 2002. The average costs of soybeans for the Company in 2003 were 20.8% above 2002-year average market prices. The Company maintained its inventory policy that involves advance purchases, aimed at alleviating commodity market impacts on its costs.

Selling Expenses

Sales expenses of R$ 916.7 million were 10.6% higher than the R$ 828.7 million in 2002. These expenses represented 18% of net revenues, 2 percentage points below the ratio registered in 2002. This is a result of lower domestic freight costs, gains in scale in export activities and more efficiency in the use of sales force.

General and Administrative Expenses

In 2003, general and administrative expenses totaled R$ 54.2million, representing 1.1% of net revenues, versus R$ 49.1 million in 2002, when they represented 1.2% of net revenues. This is in accordance with certain expense cutting initiatives taken over the year that resulted in lower fees paid to consulting firms and technical assistance.

Other Operating Expenses, Net

Other operating expenses, net of R$ 36.8 in 2003 are 188.3% higher than the R$ 12.8 million posted in 2002. The increase is primarily attributable to the recognition of PIS and Cofins accrual on foreign exchange gains reported in 2003, which amounted R$ 23.0 million in 2003 and R$ 4.9 million in  2002.

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

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange currency gain of R$ 60.9 million reported in 2003 was primarily attributable to the 15% appreciation of Brazilian currency against the U.S. dollar, which is net of a R$ 63.4 million exchange rate loss resulted from the translation of investments denominated in foreign currencies.

Income Tax

The Company reported an income tax benefit of R$ 1.0 million in 2003, against an expense of R$ 12.2 million in the previous year. This is mainly because a significant portion of earnings generated abroad were non-taxable in 2003. In addition, the Company took higher deductibility of interest attributed to shareholders’ equity.

Net Income

Based on the aspects described above, the net income increased 64.6% to R$ 473.3 million in 2003, against R$ 284.3 million in 2002.

B. Liquidity and Capital Resources

Liquidity and Sources of Funding

The Company’s principal cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, raising efficiency levels and optimization of processes; and (iii) payment of dividends and interest on equity to shareholders. The Company’s primary sources of liquidity have traditionally consisted of cash generated from operations and short-term and long-term debt. Sadia believes that these sources of funds, together with our cash and cash equivalents will continue to be adequate to meet the Company’s currently anticipated capital requirements.

The net cash generated by operating activities totaled R$221.4 million, R$ 902.2 million and R$ 293.9 million for the years ended December 31, 2004, 2003, and 2002, respectively. Short-term and long-term debt presented a total net decrease of R$ 590.5 million in 2004, an increase of R$ 575.1 million in 2003 and an increase of R$ 1,457.1 million in 2002. Sales of disposed fixed assets generated total proceeds of R$ 2.9 million, R$ 8.7 million and R$ 7.5 million, for the years ended 2004, 2003, and 2002 respectively. Net operating cash used in the purchase of property, plant and equipment totaled R$ 239.1 million, R$ 105.8 million and R$ 112.1 million for the years ended 2004, 2003, and 2002. Payment of dividends of R$ 131.2 million, R$ 95.6 million and R$ 73.8 million for the years ended 2004, 2003, and 2002. Investment in equity investees R$ 1.1 million, R$ 2.9 million and R$ 2.9 million for the years ended 2004, 2003, and 2002.

Indebtedness and Financial Strategy

The loans taken by the Company are basically intended to finance exports and for investments in fixed assets, both for the modernization and technological update of the plants, for the financing of working capital, and, depending on market conditions, for financial investments.

At the end of 2004, the Company’s total interest-bearing debt stood at R$ 2,770.2 million, representing a 18% decrease as compared with the total debt of R$ 3,393.1 million at December 31, 2003. At the same time, at December 31, 2004 financial short-term assets were: cash and cash equivalents, R$764.2 million and R$ 1,818.1 million at December 31, 2003, held-to-maturity securities, not available and R$ 37.9 million at December 31, 2003 and available for sale debt securities at R$1,153 million and R$ 101.8 million at December 31, 2003. The long-term financial assets were: available for sale debt securities at R$ 436.8 million and R$1,158.6 million at December 31, 2003. In December 31, 2004 foreign currency and interest rate swap contracts represented R$ 103.1 million in current assets and R$ 28.4 million in other assets.

Considering all financial assets and liabilities at December 31, 2004, total net debt stood at R$ 525.8 million, equivalent to 29% of shareholders’ equity and R$ 329.9 million at December 31, 2003.

Following the normal course of operations, the amounts maturing in the short run can be settled or re-negotiated for the next period. The Company uses trade finance for its working capital needs because it is available at a lower cost, since lenders perceive that the exchange risk is mitigated by the link to U.S. dollar exports.

	Liquidity (Thousand R$)
	2004	2003
Working capital from commercial banks	761,103	1,256,015
Trade accounts receivable domestic credit facility	162,138	106,345
Trade accounts receivable export credit facility	120,810	—
Bank borrowings, secured by accounts receivable	17,830	—
Total	1,061,881	1,362,360

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$744,423 in 2004, R$1,168,022 in 2003 are denominated in U.S. dollars with interest at Libor (2,775% p.a. at December 31, 2004) plus interest at the rate from 0.10% p.a. to 4.48% p.a. in 2004 interest at the rate from 3.03% p.a. to 5.11% p.a. in 2003.

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150,000 of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95% of the average rate of Brazilian interbank certificate deposits (17.7% p.a. at December 31, 2004). Through December 31, 2004, the Company received cash proceeds of R$2,249,000 from the sales of domestic receivables under this agreement and incurred in interest expenses of R$23,000 for the year ended December 31, 2004. Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2004, the accounts receivable for this finance pledged as collateral were R$162,138.

On August 27, 2004 the Company entered into an Insured Receivables Purchase Agreement to discount the export receivables with a revolving credit of US$ 100 million and a discount rate of 0.7%. The receivables sold are accounted for as accounts receivable and financing. During the year ended December 31, 2004, the Company received cash proceeds of approximately R$1,500 million and incurred expenses of R$4 million in connection with the Insurance Receivable Purchase Agreement.

At December 31, 2004 and 2003, the weighted average interest rates on short-term debt were 7.06% p.a. and 5.19% p.a., respectively.

Long-Term Debt

	Long-term Debt (Thousand R$)
	2004	2003
Foreign debt (denominated in U.S. dollars):
IFC- International Finance Corporation (for investment in property, plant and equipment) due in installments through 2008, R$93,586 interest at fixed rate of 8.52% p.a. and R$35,636 at fixed rate of 9.05% p.a., secured by the related fixed assets with a carrying value of R$67,664	129,222	177,605
Export financing, due in installments through 2010, interest at Libor (2.775% p.a. in December 2004) plus interest rate of 5.60% p.a., guaranteed by promissory notes or sureties issued by the Company.	924,965	1,196,174
Local debt (denominated in R$):
BNDES- due in installments through 2009, R$436,309 subject to long- term interest rate- TJLP (9.75% p.a. in 2004) plus interest rate ranging from 3.30% p.a. to 3.89% p.a. and R$66,677 subject to weighted average exchange rate variations on currencies held by BNDES- UMBNDES (7.41% p.a. in 2004) plus interest at the rates ranging from 3.5% p.a. to 3.86% p.a., secured by the branch facilities of Duque de Caxias, Uberlândia, Francisco Beltrão, Paranaguá and Faxinal dos Guedes units with a carrying value of R$227,345	502,986	523,170
PESA - Special Aid Program for Agribusiness payable in installments from 2005 to 2020, subject to the – General Price Index –Market – IGP-M (12.42% p.a. in 2004) plus interest rate of 9.76% p.a., secured by investments in debt securities with a carrying value of R$22,479 and sureties.	129,310	114,233

Other	21,846	19,570

Total	1,708,329	2,030,752

Less current portion of long- term debt	(676,954)	(663,916)

Long- Term portion	1,031,375	1,366,836

The Company is subject to certain restrictive covenants contained in the IFC agreement. These covenants include a restriction on the payment of dividends in excess of the mandatory amount (see Note 15) without the prior agreement of the IFC. During 2003, the Company paid dividends in excess of that allowed under the IFC agreement. Consequently, such debt is callable should the IFC so desire. Therefore, the Company reclassified in 2003 the long-term portion of the IFC debt amounting to R$153 million from long-term debt to short-term debt, situation that was maintained for 2004 in the amount of R$129 million. There were no restrictions to the payments of dividends made in 2002 as they were in accordance with the mandatory amount. Payments of dividends on future distributable income in excess of the mandatory amount will require approval of the IFC prior to such payments until such time that the Company meets the financial ratio.

C. Research and Development, patents and licenses

Sadia invested R$10.1 million, R$ 6.5 million and R$ 7.3 million, for the years ended December 31, 2004, 2003, and 2002, respectively, in research and development activities. During the past five years, the R&D department has developed seven new product families (refrigerated pasta, pizzas, fish-based products, ready-made dishes, sweet pies, frozen desserts and breaded products), as well as improving existing products.

During 2004, Sadia launched 57 products mainly in the lines of ready to eat dishes, margarines, breaded, hams and Miss Daisy Desserts.

Investments in R&D have also brought benefits to the area of animal breeding, achieving improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and 2004, the duration of the chicken production cycle was reduced from 59.3 days to 35.8 days for each 1.7 kg bird. During the same period, chicken weight increased from 1.7 kg to 2.0 kg for slaughtering.  Similarly, the feed conversion rate decreased from 2.4 kg to 1.8 kg per kg of chicken. Between 1975 and 2004, the duration of the pork production cycle was reduced from 179 days to 147 days for each 100 kg animal. During the same period, slaughtered hog weight increased from 94 kg to 116 kg. In a similar way, the feed conversion rate decreased from 3.6 kg to 2.7 kg of feed per kg of pork. During the same period, the percentage of pork meat per carcass increased from 46% to 58.0%.

D. Trend Information

This section discusses the main concerns and trends that drove the Company’s strategic planning in 2004 and those expected for 2005.

Considering recent developments in the Brazilian macro economic environment and the livestock and processed food sector, the Company expects to have its operations affected most significantly by the following factors:

Foreign Market Protectionist Measures

The Company expects that new regulations can continue to be issued by foreign importer countries to protect its local producers. Since a relevant part of the Company’s revenues comes from the export operations, the raising of protectionist barriers can affect its operations.

In July 2002, the EU Sanitary Commission issued a new regulation increasing the duties for imported fresh chicken. During the second semester of 2002, 100% of Brazilian chicken exported to Europe was required to be tested for forbidden antibiotic Nitrofuran, increasing export sales costs.

In November 2003, a panel was established in the World Trade Organization (WTO) on request of Brazil and Thailand against the change in classification of salted poultry done by the EU. With this change, Brazilian salted poultry was classified as frozen and thus, had an increase of 15.4% ad valorem in its duty rate. A preliminary ruling by the WTO favored Brazil and Thailand in the panel. Even though the final WTO decision has not yet been released, it is not expected to be greatly different from the preliminary ruling.

The Russian government had also introduced a quota regime on pork and poultry meat imports that should be effective until 2006.

These initiatives can reduce competitiveness of the Company’s products in such markets; however the Brazilian government, associated with local and international entities, normally negotiates the terms of such measures in order to mitigate its negative effects.

E. Off- balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular disclosure of contractual obligations

The Company has long term purchase contracts with suppliers that are oriented for production purposes (packing and industrial units). At December, 2004, the balance of contractual obligations is as follows:

	Contractual Obligations – Payments Due By Period (Thousand R$)
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Long-Term Debt Obligations	676,954	784,508	62,047	184,820	1,708,329
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	31,200	62,400	—	—	93,600
Purchase Obligations	58,000	174,000	116,000	0	348,000
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	766,154	1,020,908	178,047	184,820	2,149,929

The long-term debt obligations are described under the note 12 of the consolidated financial statements.

G. Safe Harbor

See “Forward Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Members of the Board of Directors

The management of the Company is carried out by the board of directors and its executive officers. Pursuant to Sadia’s by-laws, the board of directors is composed of 7 to 11 members that must be residents in Brazil. Members of the board of directors are elected at the ordinary general meeting of shareholders for a one-year term, and may be re-elected. Upon electing the members of the board, the meeting must designate the chairman from among those elected. The board will then, in a subsequent meeting, elect one or more vice-chairmen, and designate a secretary of the board. According to Sadia’s by-laws, the board of directors must elect between 7 and 20 executive officers for a one-year term. In the annual shareholder’s meeting, held in April 29, 2005 new board members were elected. The board of directors is composed of five members who represent the controlling shareholder group, and six market professionals.

The following table sets forth information with respect to the members of the board of directors and the executive officers of the Company.

Board of Directors

The Company’s board of directors is presently composed of eleven members listed below, who were elected at the ordinary general meeting held on April 29th, 2005.

NAME	ACADEMIC BACKGROUND	EXPERIENCE
Walter Fontana Filho (Chairman of the Board) Birth Date: 12/07/1953	Undergraduate and graduate degree in Economics from Pontificia Universidade Católica; specialization in Business Marketing from Fundaçao Getúlio Vargas.	Member of the board of directors and designated Chairman in April 2005. He was CEO from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. .

Eduardo Fontana d’Ávila Birth Date: 02/28/1954	Undergraduate degree in Engineering from Mackenzie University; graduate degree in Business Administration from Fundaçao Getúlio Vargas.	Member of the board of directors. He was Industrial Director until 2005. Has been with the Company since 1977 always directed towards industrial production.

Osório Henrique Furlan Birth Date: 07/31/1922	Undergraduate degree in Law from Faculdade de Direito Bragança Paulista.	Member of the board. Sadia’s first executive president, member of the São Paulo Commercial Association and former Transbrasil Airlines vice-president, 1964 to 1975.

Romano Ancelmo Fontana Filho Birth Date: 04/07/1944	Undergraduate degree in Business Administrator from Universidade Mackenzie.	Member of the board. Previously Chairman of the board and former IT and Human Resources Director from 1976 to 1994.

Alcides Lopes Tápias Birth Date: 09/16/1942	Undergraduate degree in Business Administration from Universidade Mackenzie; Graduate degree in Law from Faculdades Metropolitanas Unidas.

Member of the board since 2002. Former Banco Bradesco Executive Vice-President, President of FEBRABAN (Brazilian Bank Federation) and member of the National Monetary Council. Former Industry, Trade and Development Minister (July, 2001).

Everaldo Nigro dos Santos Birth Date: 07/12/1939	Undergraduate degree in Engineering from Universidade Mackenzie; MBA from the Centre d´Études Industrielles.	Member of the board since 2004. Former CEO of Alcan Latin America, 1997 to 1999.

Francisco Silvério Morales Céspede Birth Date: 06/21/1947	Undergraduate and graduate degree in Business Administration from Fundação Getúltio Vargas.	Member of the board since 2004. CFO of São Paulo Alpargatas S/A; member of the board of Santista Têxtil S/A and former CFO and member of the board of Monsanto do Brasil.

Marise Pereira Fontana Cipriani Birth Date: 09/28/1957		Member of the board since 2001. CEO of SolVista,Inc., USA and Chairman of the board of Transbrasil Foundation S.A.

Norberto Fatio Birth Date: 08/25/1941	Undergraduate degree in Business Administration from Fundação Getúltio Vargas.	Member of the Board since 2004. Commercial and marketing executive experience at Unilever, Danone, Bunge Alimentos, Kibon, Fleischmann Royal Nabisco and Sé Supermercados.

Sérgio Fontana dos Reis Birth Date: 06/16/1958	Undergraduate degree in Architecture from Universidade de São Paulo; graduate degree in Business Administration from Fundação Getúlio Vargas.	Member of the board since 1991. Former President of Attílio Fontana Foundation from 1996 to 1998.

Vicente Falconi Campos Birth Date: 09/30/1940	Undergraduate degree in Engineering from Universidade Federal de Minas Gerais; PhD from Colorado School of Mines.	Member of the board since 2002. Brazilian Government Consultant at the energy crisis management committee; member of the board of AMBEV.

Executive Officers

The Company’s management team consists of professionals with extensive experience in the Brazilian food sector. There are currently no members of the founding family serving in executive capacities. The executive officers are responsible for the execution of decisions of the board of directors and day-to-day management of the Company. Below is a short résumé of the key members of Sadia’s executive management team:

NAME	ACADEMIC BACKGROUND	EXPERIENCE
Gilberto Tomazoni Date Joined Sadia: 03/26/1983 Birth Date: 08/28/1958	Undergraduate degree in Engineering from Universidade Federal de Santa Catarina; graduate degree in Management Development from Fundação de Ensino do Desenvolvimento.	Chief Executive Officer. Previous experience within the Company includes industrial, sales (local and foreign markets) and marketing areas.

Adílson Serrano Silva Date Joined Sadia: 08/09/1991 Birth: 10/14/1948	Undergraduate degree in Business Administration from Faculdade Senador Flaquer; graduate degree from Fundaçao Getúlio Vargas.	Human Resources Director. Previous experience with human resources at Cofap, Eletroradiobrás, VASP and Linhas Corrente.

Alexandre de Campos Date Joined Sadia: 01/03/1999 Birth Date: 09/22/1970	Undergraduate degree in Business Administration from Faculdades Tibiriçá; graduate degree in Marketing from Escola Superior de Propaganda e Marketing.	International Sales Director. Previous experience with foreign trade at General Electric and Perdigão.

Alfredo Felipe da Luz Sobrinho Date Joined Sadia: 08/04/1971 Birth Date: 08/31/1945	Undergraduate degree in Law from Centro de Ensino Universidade Brasilia.

Institutional Relations and Legal Director. Previous member of the Board of Directors, and Vice President of Marketing, Sales and Services of Transbrasil; former President of ABIPECS and President of the Attílio Francisco Xavier Fontana Foundation.

Antonio Paulo Lazzaretti Date Joined Sadia: 11/04/1972 Birth Date: 07/24/1947	Undergraduate degree in Chemical Engineering from the Universidade Federal do Rio Grande do Sul; with specialization in Business Administration from Fundaçao Candido Mendes.	Technology and Quality Control Director. Former industrial director and manager for the Company. Previously worked for Renner Hermann.

Claudio Lemos Pinheiro Date Joined Sadia: 08/01/1981 Birth Date: 08/04/1951

Undergraduate degree in Business Administration from Universidade Católica de Pelotas; extention in Business Administration from Universidade de Sao Paulo; MBA from J. L. Kellogg Graduate School of Management.

Administrative Director and Controller. Experience within Sadia in the financial, IT and controlling areas.

Ernest Sícoli Petty Date Joined Sadia: 02/2005 Birth Date: 07/04/1968	Undergraduate degree in Agriculture Engineering from Universidade de Sao Paulo; Executive MBA in Business Administration from BSP/University of Toronto.	Supply Director. Previous experience in the food and agribusiness sectors at Pepsico, Cargill and Seara.

Flávio Luis Fávero Date Joined Sadia: 24/07/1985 Birth Date: 12/11/1963	Undergraduate degree in Chemical Engineering from the Universidade do Sul; graduate degree in Management Development from Universidade de Santa Catarina.	Production Director – Processed Products. Previous experience within Sadia includes Total Quality Coordinator, and Production Manager.

Flávio Riffel Schmidt Date Joined Sadia: 02/04/1979 Birth Date: 03/23/1953	Undergraduate degree in Business Administration and Accounting from Universidade do Vale dos Sinos.	Information Technology Director. Previous experience includes finance, planning and control departments at Sadia.

Gilberto Meirelles Xandó Baptista Date Joined Sadia: 03/1983 Birth Date: 08/24/1965	Undergraduate degree in Business Administration from Getúlio Vargas Foundation; specialization in Business Administration from CEAG-FGV and Universidade de Sao Paulo.	Commercial Director – Local Markets. Former Marketing Director with experience in controlling, sales and marketing areas within Sadia.

Guillermo Henderson Larrobla Date Joined Sadia: 01/04/1999 Birth Date: 03/11/1956	Undergraduate degree in Mechanical Engineering from Universidade Federal do Rio Grande do Sul; marketing management specialist from Universidade de Blumenau.	International Middle East Sales Director. Previous experience with Seara Alimentos (Bunge Group).

José Augusto Lima de Sá Date Joined Sadia: 08/11/2004 Birth Date: 06/14/1953	Undergraduate degree in Business Administration from Fundaçao Getúlio Vargas; extension courses at Harvard and Wharton business schools.	Foreign Comercial Director Experience of more than 20 years in foreign trade. Former CEO and Chairman of Frangosul.

Luiz Gonzaga Murat Júnior Date Joined Sadia: 01/08/1994 Birth Date: 10/17/1953	Undergraduate degree in Business Administration from Fundaçao Getúlio Vargas; graduate degree in Agricultural Economics from Stanford University.

Chief Financial Officer, Director of Investor Relations. Experience in finance and accounting within Perdigão, Bahia Sul Celulose and Suzano Feffer. Board Member of IBEF - Institute of Finance, and Abrasca - The Brazilian Association of Listed Companies.

Paulo Francisco Alexandre Striker Date Joined Sadia: 1984 Birth Date: 10/23/1954	Undergraduate degree in Business Administration and Civil Engineering from Universidade Mackenzie; specialization in Business Administration from JUSE Institute (Japan) and Fundaçao Dom Cabral.	Logistics Director. Former trade marketing manager and brand management/ strategic planning manager.

Ricardo Fernando Thomas Fernandez Date Joined Sadia: 1986 Birth Date: 10/25/1963	Undergraduate degree in Business Administration from Universidade do Oeste de Santa Catarina; specialization in Enterprise Management at Fundaçao Dom Cabral.	Director of Grains. Experience in grains and supply areas.

Roberto Banfi Date Joined Sadia: 07/13/1998 Birth Date: 02/21/1947	Undergraduate degree in Accounting from H.E.C. Lausanne; MBA from Stanford Business School.

International Sales Director. Previous experience includes working for Bonfiglioli - Cica, Cicatrade and Swift Armour as Director; and Marketing Manager and Coordinator for Mercosur in the sales area of RMB-Refinações de Milho do Brasil.

Ronaldo Kobarg Müller Date Joined Sadia: 02/22/1984 Birth Date: 11/11/1959	Undergraduate degree in Chemical Engineering from Fundaçao Educacional da Região de Blumenau; graduate degree in Management Development from Universidade Federal de Santa Catarina.	Poultry Production Officer. Experience within the Company as Total Quality Coordinator and Production Manager.

Sérgio Carvalho Mandin Fonseca Date Joined Sadia: 08/01/2003 Birth Date: 09/12/1957	Undergraduate degree in Production Engineering from Universidade de Sao Paulo; MBA from the University of California.	Domestic Sales Director. Former retail director at the Martins Distribution Company and experience at La Fonte Metalurgy, Souza Cruz Cigarrete Company.

Valmor Savoldi Date Joined Sadia: 12/26/1977 Birth Date: 01/28/1954	Undergraduate degree in Agricultural Engineering; specialization in Management Development from Universidade Federal de Santa Catarina.	Supply Director. Former experience within the Company includes the areas of agriculture, production, poultry and pork processing, total quality and sales.

In 2005 Sadia acquired a directors and officers liability insurance (D&O), in order to protect all its executives against legal actions that may arise from financial loss caused to third parties.

There are no pending legal proceedings, involving either board members or executive officers that could prevent any of these from carrying out their duties.

The Company has an audit committee, composed by members of the board, which serves to monitor the activities of the executive officers, election of independent auditors and to examine the Company’s financial statements. The fiscal committee is composed of three members and three substitute members, who are elected at the ordinary general meeting, with a mandate until the ordinary general meeting of the following year.

The Fiscal Council, whose creation was authorized by the company by-laws and which possesses legally binding powers, was set up in 2004 by the general shareholders’ meeting with three plenary members and three alternates, each with a one-year term of office. The council’s main function is to ensure the transparency and accuracy of the Company’s financial statements.

Family relationship

Certain members of the board are related. Mr. Sérgio Fontana dos Reis, Ms. Marise Pereira Fontana Cipriani, Mr. Walter Fontana, Romano Ancelmo Fontana Filho and Eduardo Fontana d’Ávila are cousins.

B. Compensation

For the year ended December 31, 2004, the aggregate compensation paid by Sadia to all members of the board of directors and executive officers for services in all areas was approximately R$ 12.9 million, not including related taxes or social security contributions. For the year ended December 31, 2003, the amount paid was approximately R$ 11.1 million.

The Company has also granted health assistance and life insurance as benefits to its executive officers.

During 2003, the Company terminated the stock award plan for its directors, who received a portion of their annual bonus in shares of preferred stock that were purchased in the market by the Company in the director’s name. Based on the number of preferred shares each director had received under this plan, which totaled 711,000 preferred shares at the termination date.

For the year 2003, the Company developed a variable compensation program for officers and management aiming to consolidate several challenging targets. This program, called GVS (Sadia Value Generation), uses value generation metrics considering, among other things, cost reduction, expense containment and revenue growth. The amount paid to each participant depends on the extent to which his performance indicators have been achieved. In the event of the termination of the mandate of a director or an executive officer, they are entitled only to statutory employment benefits under applicable law, without any special severance.

In April 2005, the shareholders’ meeting approved the Executive Stock Option Plan. The plan is intended to grant to company executives options to buy preferred, nominative shares issued by SADIA S.A., available in the treasury, in accordance with CVM Instructions 10/1980 and 390/2003. The objective of such iniative is to motivate plan participants, directing their behavior and long-term vision, stimulating their sense of ownership and commitment to the organization, in keeping with the interests of company shareholders. The option exercise price (note that participants will not be entitled to any discount and/or negative goodwill) will be determined based on the average stock quotation from the last three (3) trading sessions on the São Paulo Stock Exchange (BOVESPA) prior to the date of grant, and updated by the accumulated consumer price index (“INPC”) between the date of grant and the date of the exercise of the option by the executive.  The blocked period, during which the participant may not exercise the stock option (referred to as the “Vesting [Period]”), will be three (3) years as of the date of the granting of the option.  The maximum deadline for the exercise of the option will be five (5) years after it has been granted.

C. Board Practices

Sadia has five standing committees: a taxation committee, an audit committee, a finance committee, a compensation committee and a Disclosure Policy Committee. The committees are composed of members of the board who dedicate themselves to the development of the long run strategy of specific areas of the Company.

Taxation Committee

This committee is responsible to identify cost reduction opportunities through the evaluation of the tax regulations, its changes and impacts on the Company’s operations. This committee is composed of three effective members: Roberto Romano Ancelmo Fontana Filho (coordinator), Francisco Silvério Morales Céspede and Osório Henrique Furlan.

Audit Committee

The audit committee, which is equivalent to a U.S. audit committee, provides assistance to the Company’s board of directors in matters involving the Company’s accounting, internal controls, financial reporting and compliance. The audit committee is empowered to recommend the appointment of independent auditors to the board of directors and to review the compensation of, and coordinate with, the Company’s independent auditors. The audit committee also evaluates the effectiveness of the Company’s internal financial and accounting controls. The audit committee is comprised of three members elected by the board of directors for a one-year term of office. The current members of the audit committee are Francisco Silvério Morales Céspede (coordinator), Alcides Lopes Tápias and Norberto Fatio. All members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Francisco Silvério Morales Céspede has been determined by the board to be an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Finance Committee

Responsible for the medium and long-term management of the financial strategy of the Company. This committee is charged with development of the Company’s hedge policy, project financing, capital markets, capital structure and cash management directions, and is composed of three members: Alcides Lopes Tápias (coordinator), Everaldo Nigro dos Santos and Walter Fontana Filho.

Human Resources and Compensation Committee

Responsible for conducting the human resources planning and strategy of Sadia, among others, its basic functions are: evaluate executives performance, training and hiring policies, salary and bonus policy and succession plans for senior management. The members are: Eduardo Fontana d’Ávila (coordinator), Everaldo Nigro dos Santos and Vicente Falconi Campos.

Disclosure Policy Committee

This committee’s primary function is to enforce Sadia’s Disclosure Policy related to material information, consisting of the Chairman of the Board of Directors, the CEO and the Investor Relations Director.

D. Employees

At December 31, 2004 the Company had 40,600 employees.

E. Share Ownership

On March 31, 2005 the board members and executive directors of the company (excluding those that are part of the shareholders’ agreement) held, as a group, 8,717,746 common shares and 10,417,251 preferred shares, corresponding to 3.39% and 2.45% of the amount of outstanding shares of each class, respectively.

For more details on ownership and any relationship among major shareholders, see “Item 7. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Shareholders Agreement

Members of the family of the founder, Mr. Attilio Fontana, established a shareholders’ agreement in May 1977, amended in October 1999, when it was extended until May 2010. The agreement strives to regulate the relationship between the family groups regarding the purchase and sale of shares between themselves and with third parties as well as to establish principles and rules for the exercise of block voting rights, investment policy and remuneration of capital. The agreement is reviewed every three years. Any family member who wishes to dispose of his/her shareholding must provide a right of first refusal to all parties to the shareholders’ agreement.

The Company’s shareholders’ agreement, was composed of 52 participants, in December 2004 and controls 68.9% of Sadia’s voting shares. Sadia S.A. voting and non-voting capital stock is listed on the Bovespa stock exchange, where it is among the most actively traded stocks, representing 51.0% of the total volume traded among the food sector stocks.

Restrictions on Foreign Investment

According to Sadia’s by-laws, 51% of the voting capital of the Company must be held by Brazilian citizens. The right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally are subject to several mechanisms that permits a foreign investor to trade directly in Bovespa.

Until March 2000, this mechanism was known as the Annex IV Regulations, in a reference to Annex IV of Resolution No. 1,289 of the National Monetary Council (the “Annex IV Regulations”). Currently, this mechanism is regulated by Resolution No. 2,689, of January 26, 2000, of the National Monetary Council and by Instruction No. 325, of January 27, 2000, of the CVM, as amended (the “2,689 Regulation”). The 2,689 Regulation, which became effective on March 31, 2000, sets forth new rules concerning foreign portfolio investments in Brazil.

Foreign investments registered under Annex IV Regulations had to be conformed to the 2,689 Regulation by September 30, 2000. Such rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, if some requirements are fulfilled.

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

All investments made by a foreign investor under the 2,689 Regulation will be subject to an electronic registration with the Central Bank. Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289 (the “Annex V Regulations”), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADSs have been approved under the Annex V Regulations by the Central Bank and the CVM. Accordingly, the proceeds from the sale of the ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to the 2,689 Regulation, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Resolution No. 2,689 and vice-versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

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

Share Position

The following table contains certain information as of March 31, 2005 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of voting common shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of preferred shares and (iii) the total number of the Company’s voting common shares and preferred shares owned by the executive officers and directors of the Company as a group.

	Share Position at March 31, 2005
	Common Shares		Preferred Shares
	Amount	%	Amount	%
Sunflower Participações S/A	32,018,789	12.46	—	—
Ósório Henrique Furlan	14,378,172	5.59	557,127	0.13
Attílio Francisco Xavier Fontana Foundation Private Social Security Fund of the Sadia employees, controlled by 23,000 participants	24,998,558	9.73	8,230,000	1.93
Bradesco Vida e Previdência S.A.	18,191,148	7.08	—	—
Executive Directors (not part of the shareholders’ agreement)	11,915	0.00	4,413,051	1.04

Sunflower Participações is a holding company composed of several family members and is part of the shareholders agreement. The breakdown is as follows:

	Sunflower Participation at March 31, 2005
	Common Shares Beneficially Owned	% of Sunflower	Preferred Shares Beneficially Owned	%
Maria Aparecida Cunha Fontana	14,084,143	43.99	—	—
Walter Fontana Filho	6,739,660	21.05	—	—
Attílio Fontana Neto	5,716,562	17.85	—	—
Vânia Cunha Fontana	5,478,424	17.11	—	—
Total	32,018,789	100.00	—	—

B. Related Party Transactions

The Company has operating transactions with Sadia International and Wellax, which are both the Company’s vehicles for sales outside Brazil. Wellax is also acting as a financial entity of the Company by obtaining export-financing loans from international banks and investing the proceeds in debt securities.

Concórdia CVMCC is a brokerage firm that is responsible for identifying the optimal alternatives of investments for the cash surplus generated by the Company and its subsidiaries.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”

Legal Proceedings

The Company and its subsidiaries are parties to certain legal proceedings in the normal course of business, including administrative and judicial tax disputes, civil and labor proceedings. Provisions taken by the Company in its financial statements in connection with such proceedings reflect a reasonable estimate of probable losses as determined by the Company’s management based on legal advice. Additionally, the Company constitutes judicial deposits to serve as guaranties during the dispute of the discussion of its proceedings, when this procedure is required to suspend the enforcement of the claim.

In the opinion of management, except as set forth below, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their respective properties are subject, that are not presently provided for, which, either individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

Labor Disputes

The Company is involved in 1,720 labor proceedings none of which is material in amount. The Company established a reserve amount of R$ 13.6 million, to treat these issues. These disputes involve matters ranging from overtime claims, wrongful termination and claims involving work conditions.

Civil Disputes

Sadia is involved in a series of civil proceedings all of which are in the ordinary course of business. At December 31, 2004 the Company provisioned an aggregate amount of approximately R$11.7 million relative to the expected settlement for these proceedings. The proceedings considered material to Sadia refer to ex-employees’ claims for indemnification due to health problems that evolved after resignation (ex-employees allege they developed occupational diseases related to the activities they used to perform during the work period in Sadia, and workplace accidents) in the amount of R$ 5.8 million. In accordance with Brazilian law, notwithstanding that the Company pays an additional salary to cover the risks involved in those activities, considered risky and extraordinary, these claims, when legally challenged, are treated as civil issues, because they involve indemnity claims. The Company is also disputing with ex-integrated poultry out growers claims for indemnification in the amount of R$ 3.9 million, relative to termination of contracts due to high production costs.

Tax Disputes

The Company is involved in tax litigation, as both plaintiff and defendant, in which it contests the payment of certain taxes or requests as relief the confirmation of the applicability of tax credits, as described below:

The Company is a defendant in the following cases

i. Income tax:

In order to cover several tax contingencies, which are individually not material, Granja Rezende (merged into the Company in August 2002) has established several reserves aggregating R$ 6.9 million.

ii. ICMS (Value added tax on Sales and Services):

a)             The state of Sao Paulo is seeking to collect value added tax (ICMS) on customs discharge of certain imported products. A reserve of R$ 3.5 million was created to cover probable losses to be settled;

b)             The state of Rio de Janeiro is seeking to collect value added tax (ICMS) on certain transactions as the state has asserted that some merchandise sold was supported by incorrectly completed invoices (issuer: Rezende – Uberlândia; receiver: several customers in the state of Rio de Janeiro). A reserve of R$ 2.8 million was established to cover an eventual liability;

c)             The state of Mato Grosso is seeking to collect value added tax (ICMS) due to differences found in monthly deductions on ICMS values charged from third party freights by tax substitution. Of the total tax amount sought, the Company was partially successful in reducing the contingency to R$ 0.8 million, which is being paid by a 60 month amortization plan agreed with the state. The reserve was adjusted from R$ 1.4 million to R$ 0.8 million;

d)             The state of Mato Grosso is seeking to collect value added tax (ICMS) due to improperly procedures to prove that certain credits could be unwound on purchases made in the Manaus free zone. A reserve of R$ 5.5 million has been established to cover the eventual liability;

e)             The state of Rondônia is seeking to collect value added tax (ICMS) on certain products. The state has asserted that the Company has not issued the invoices from third party warehouses. A reserve of R$ 0.55 million has been established to cover the eventual liability;

f)              The state of Sao Paulo is seeking to collect credits on value added tax (ICMS) used to offset the electric energy consumed by the Company freezers and on the acquisition of some telecom services. A reserve of R$ 2.5 million has been established to cover the eventual liability;

iii. National Institute of Social Security (INSS)

The National Institute of Social Security (INSS) requires the collection of contributions on salaries of third parties rendering services in civil construction work at Granja Rezende, due to joint liability, amounting to R$ 3.10 million. The Company is claiming the contribution from those responsible for the construction.

iv. Other tax contingencies

The Company as a plaintiff

The Company is a plaintiff in several judicial and administrative matters, intending to recover improperly paid taxes or challenging those that it believes were improperly charged. Based on estimates of its legal counsel these claims are considered probable or possible positive outcomes.

Dividends and Dividend Policy

The authorized capital stock of the Company is composed of common shares and preferred shares. As of December 31, 2004, the Company’s capital stock was composed of 257,000,000 common shares and 426,000,000 preferred shares.

Dividends Distributed

The following table sets out the dividends paid to shareholders of the Company’s preferred shares since 2000 in historical Brazilian currency and U.S. dollars translated from historical Brazilian currency at the commercial exchange rate on the date of payment of the same dividends.

	Dividend Historical Payments
Period	Description	Payment Date	R$per 1,000 Preferred Shares	R$per 1,000 Common Shares	US$per 1,000 Preferred Shares	US$per 1,000 Common Shares	US$per ADR
2000	Dividends	8/18/2000	11.00	10.00	6.05	5.50	—
	Dividends	2/20/2001	37.40	34.00	18.64	16.95	—
2001	Interests on Equity	8/22/2001	27.54	24.99	10.92	9.91	0.33
	Interests on Equity	2/14/2002	75.90	69.00	31.30	28.46	0.94
2002	Dividends	8/16/2002	17.60	16.00	5.57	5.06	0.17
	Interests on Equity	2/14/2003	63.50	57.73	17.36	15.78	0.52
	Interests on Equity	2/21/2003	20.37	18.52	5.65	5.13	0.17
2003	Interests on Equity	8/15/2003	60.69	55.17	20.28	18.43	0.61
	Interests on Equity	2/16/2004	133.28	121.16	45.86	41.69	1.38
2004	Interests on Equity	8/17/2004	66.20	60.18	22.07	20.07	0.66
	Interests on Equity	2/16/2005	113.84	103.49	43.92	39.92	0.44
	Interests on Equity	3/14/2005	11.16	10.15	4.06	3.69	0.04

Calculation of Distributable Amount

At each annual general shareholder’s meeting, the board of directors must recommend the manner of allocation of the Company’s income from the preceding fiscal year. According to Brazilian corporate law, the net income of a company after deduction of income tax and social contributions relative to the same fiscal year, and net of any losses accumulated in prior fiscal years, and amounts allocated to employee and management profit-shares, will represent the net income of the Company, following (i) the deduction of amounts allocated to the constitution of the legal reserve, (ii) the deduction of amounts allocated to the constitution of other reserves, following the principles established by the Company and in accordance with the applicable legislation (as hereinafter discussed), and (iii) the increase by the reversion of reserves constituted in previous fiscal years. This net income will be available for distribution to shareholders (thus constituting the adjusted net profit, designated here as the distributable amount) in any fiscal year.

Legal Reserve

According to Brazilian corporate law, the Company is required to maintain a legal reserve to which it must allocate 5% of its net income in each fiscal year, until the amount of this reserve is equal to 20% of the paid-in share capital, or until the sum of this reserve and all other capital reserves reaches 30% of the paid-in share capital. Net losses, if any, may be debited against the legal reserve.

Discretionary Reserve

According to Brazilian corporate law, the Company may decide to assign on a discretionary basis a portion of the net income to the limit established in its by-laws (with such reserves collectively designated as discretionary reserves). The Company’s by-laws established a special fund for research and development to which it may allocate up to 15% of its net income per year, until the amount of this fund is equivalent to 10% of its paid-in share capital.

Contingency Reserve

According to Brazilian corporate law, the Company may also decide to assign a portion of the net income to a contingency reserve against likely losses in future fiscal years. Any amount thus assigned in a previous year must be (i) reversed in the fiscal year in which the loss was envisaged, if this loss does not effectively occur, or (ii) debited, if the foreseen event actually materializes. At the present time, Sadia has no contingency reserve. There are no clearly defined rules on the extension of the future period for which a loss may be foreseen for the purposes of constituting a contingency reserve. Its determination thus depends on circumstances and the nature of each particular event, and will be decided at the discretion of the board of directors.

Investment Project Reserve

According to Brazilian corporate law, a portion of the net income may also be assigned for any discretionary appropriations for plant expansions or any other investment projects, the amount of which is based on the capital budget previously presented by management and approved by shareholders. Following the conclusion of the corresponding investment projects, the Company may withhold the relevant appropriation until the shareholders vote to transfer all or part of the capital reserve or retained earnings. The Company’s by-laws effective as of March 31, 2000, contains provisions for a special expansion reserve, to which at least 15% and at most 60% of the net income (formerly 5% and 15%, respectively) must be allocated each year, until the amount of this reserve is equivalent to 70% of its paid-in share capital (from former 30%).

Unrealized Income Reserve

According to Brazilian corporate law, if the amount of unrealized income (according to the definition below) in any fiscal year exceeds the allocated amount (i) of the legal reserve, (ii) of the discretionary reserves, (iii) of the contingency reserve and (iv) of the investment project reserve, the excess amount may be allocated to an unrealized income reserve. Unrealized income in any fiscal year will represent the sum (i) of monetary correction of the balance sheet (until 1995) during the fiscal year, (ii) income from subsidiaries or associated companies for the fiscal year in question, (iii) income from installment sales to be received after the end of the subsequent fiscal year.

Fiscal Incentive Investment Reserve

According to the terms of Brazilian tax legislation, a portion of net income may also be assigned to a fiscal incentive investment reserve for amounts corresponding to the Company’s income tax deductions generated by credits for certain investments that are approved by the government. The reserve may only be used to acquire shares in companies that are developing specific projects that are approved by the government.

Brazilian corporate law states that all discretionary allocations of net income including discretionary reserves, the contingency reserve, the unrealized income reserve and the investment project reserve, will be subject to approval by shareholders at the annual meeting, and may be transferred to the Company’s capital or used to pay dividends in subsequent fiscal years. The fiscal incentive investment reserve and the legal reserve are also subject to approval by shareholders at the annual meeting and may be transferred to the Company’s capital, but may not be used to pay dividends in subsequent fiscal years.

The calculation of the net income of the Company, and the allocations to reserves in any fiscal year, are determined on the basis of financial statements prepared in accordance with Brazilian corporate law and Brazilian GAAP, which differs from the financial statements prepared in accordance with United States generally accepted accounting principles. The financial statements presented herein were prepared in accordance with U.S. GAAP, and while the allocations to reserves and the dividends are reflected in these consolidated financial statements, investors will not be able to calculate the amounts of these allocations, or of dividends due, on the basis of the same consolidated financial statements.

Mandatory Dividends

As established in its by-laws, Sadia is required to distribute to shareholders in lieu of dividends relative to each fiscal year ended December 31, an amount of no less than 28% of the distributable amount (the mandatory dividend) in any given fiscal year (an amount of which shall include any interest on shareholders’ equity paid and any preferential dividends paid on preferred shares during the same fiscal year). In addition to the mandatory dividend, the board of directors may recommend the payment of dividends to shareholders from other legally available resources, according to the terms of such law. Any payment of interim dividends or interest on shareholders’ equity will be deducted from the amount of the mandatory dividend for the same fiscal year. In accordance with Brazilian corporate law, if the board of directors decides, prior to the annual shareholders’ meeting, that the payment of the mandatory dividends for the preceding fiscal year is not advisable, due to the financial condition of the Company, then there will be no requirement to pay such mandatory dividends. Such a decision must be reviewed by an audit committee, and reported to shareholders and to the CVM. If a mandatory dividend is not paid, any retained earnings must be allocated to a special reserve account. If the Company does not incur the expected losses that led to the withholding of the mandatory dividend, then the Company will be required to pay the proper mandatory dividend.

Priority of the Preferred Shares in the Payment of Dividends

On May 5, 1997, an amendment to Brazilian corporate law was approved (Law No. 9,457), that included the requirement that companies whose by-laws do not include provisions for the distribution of fixed or minimum dividends, whether cumulative or not, pay dividends on their preferred shares that are at least 10% greater than the corresponding dividends on their common shares. In accordance with the Company’s by-laws, and subject to the calculation of the mandatory dividends for any particular fiscal year, the holders of the preferred shares will be entitled to minimum annual non-cumulative preferred dividends for an amount equal to 28% of the share capital attributable to the preferred shares, prior to the distribution of dividends to the holders of the common shares. After having paid these minimum annual non-cumulative preferred dividends, the holders of the common shares will receive the same amount of dividend per share as that of the preferred shares. Once this condition has been met, any additional dividends declared by the Company with regard to any particular fiscal year will be divided between the holders of the common shares and the preferred shares, with the latter receiving an amount 10% greater than the former.

Other Rights of Preferred Shares

The Company’s by-laws do not contain provisions for the conversion of preferred shares into common shares. In addition, there are no provisions for the redemption of shares associated with the preferred shares. The preferred shares take priority in procedures related to the liquidation of the Company, without entitlement to any other form of compensation for existing shareholders. Holders of preferred shares are not entitled to vote at the general meeting of the Company’s shareholders. If, however, the preferred dividends are not paid for three successive years, the preferred shares will acquire the right to vote, until the payment of these dividends is made.

Payment of Dividends

In accordance with Brazilian corporate law, the Company is required to hold an annual shareholders’ meeting by April 30 of each year, during which an annual dividend will be declared In addition, interim dividends may be declared by the board of directors. According to Brazilian corporate law, dividends must generally be paid to the holders of the relevant shares within 60 days of the date of declaration of the same dividend, unless a resolution of shareholders establishes another date of payment, which in both cases, must occur before the end of the fiscal year in which the dividend was declared. The Company’s by-laws require that an annual general shareholders’ meeting be held within four months of the end of each fiscal year. At this meeting, among other things, an annual dividend may be declared by decision of the shareholders and at the recommendation of the executive officers, as approved by the board of directors. The payment of annual dividends is based on the financial Statements relating to the fiscal year ending December 31. According to the Company’s by-laws, dividends will be paid to shareholders within 60 days of the date of declaration of the dividend, which must be effected before the end of the fiscal year in which the same dividend was declared. The requirement for mandatory dividends may be met through payments either in the form of dividends or of interest on shareholders’ equity. The Company is not required to adjust the amount of the dividend for inflation for the period from the end of the last fiscal year to the date of declaration of the same dividend. It is therefore possible that the amount, expressed in reais, of the dividends paid to holders of preferred shares or common shares will be reduced due to inflation. Shareholders have up to three years from the date of payment of the dividend to demand payment of these as they relate to shares held by the same party, after which time the Company will be free from any obligation to make such payments.

Payments of cash distributions by the Company relating to the preferred shares underlying the preferred ADRs will be made in Brazilian currency to the custodian, in its capacity as representative of the depositary, which will then convert such proceeds into U.S. dollars and will then remit the same U.S. dollars to the depositary for distribution to holders of the related ADRs (See “Description of American Depositary Receipts”). Dividends paid to shareholders that are not Brazilian residents, including holders of preferred ADRs, are exempt from withholding of Brazilian income tax at source, except with regard to income provisioned before 1996, which is subject to retention of 15% in lieu of Brazilian taxation.

Shareholders that are not resident within Brazil must register with the Brazilian Central Bank so that the dividends resulting from sales, or other amounts, may be remitted in foreign currency outside Brazil. The preferred shares underlying the ADRs are maintained within Brazil by the custodian, which acts as agent for the depositary, which appears in the Company’s register as the beneficial owner of the shares.

Notional Interest Charge Attributed to Shareholders’ Equity

Brazilian companies are permitted to pay limited additional amounts to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes. The amount of any such interest payment to holders of equity securities is generally limited in respect of any particular year to (i) retained earnings for such year plus 50% of the pre-tax profits for such year multiplied by (ii) the Taxa de Juros de Longo Prazo interest rate (Long-Term Interest Rate -TJLP), which is the official rate for governmental long-term loans. The additional payment may take the form of supplemental dividends to shareholders. A 15% withholding tax is payable by the Company upon distribution of the notional interest amount. In 1996, the withholding tax was payable by the Company and was accrued and charged to income. In 1997, the withholding tax was paid by the Company on behalf of the shareholders. Such payments are also deductible for social contribution purposes.

Under Brazilian law, the Company is obliged to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders after payment by the Company of Brazilian withholding taxes in respect of the distribution of notional interest, is at least equal to the mandatory distribution.

Dividend Policy

The Company currently plans to pay dividends or interest on shareholders’ equity on its preferred and common shares to the amount of the distributions required in any fiscal year, subject to the determination by the board of directors that such distributions are inadvisable due to the financial condition of the Company. In accordance with its policy, the Company pays dividends twice a year, although the law does not require it to do so.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

On December 31, 2004, the Company’s share capital consisted of 257,000,000 common shares and 426,000,000 preferred shares. Of the two types of shares traded in the market, only common shares carry voting rights. Under the terms of the Company’s by-laws, however, specific rights attach to the non-voting preferred shares. The Company’s common shares and preferred shares are publicly traded in Brazil on Bovespa, under the ticker symbols SDIA3 and SDIA4, respectively. In accordance with Brazilian law, a company is entitled to purchase up to 10% (ten percent) of its own stock traded on Brazilian stock exchanges. See “Item 7. Major shareholders and Related Party Transactions” and Item 4.A, organizational chart, for more information.

The Company’s most liquid shares are non-voting preferred shares, and 30.9% (December 2004) of these are owned by foreign investors. The Company has no current plans to change its ownership structure.

In June 2001, the Company adhered to the “Level 1 of Corporate Governance Requirements.” in Bovespa, certifying its commitment to transparency and fair disclosure of information.

To become a Level 1 company, an issuer must agree to:

•                  ensure that shares of the issuer representing 25% of its total capital are effectively available for trading;

•                  adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

•                  comply with minimum quarterly disclosure standards;

•                  comply with the disclosure of shareholders agreement and stock options programs;

•                  provide an annual calendar with corporate events

•                  provide cash flow statements

•                  follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer;

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks.

The Company’s and preferred shares also have also been traded on the LATIBEX, under the ticker symbol XSDI since November 2004. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denomination.

Price Information

The table below presents, for the indicated periods, the minimum and maximum prices for the preferred shares on Bovespa in Brazilian reais. These prices were then converted into U.S. dollars at the official exchange rate of the respective day. Please note that the high and low quote in U.S. dollars in a given period may not be in the same month of the high and low prices expressed in reais due to the influence of the foreign exchange rate.

	Preferred Shares Price -Year (Thousand Shares)
	R$		U.S. Dollars
	High	Low	High	Low
2000	1,660	860	922	464
2001	1,430	940	724	351
2002	1,360	1,010	385	321
2003	3,980	1,130	386	335
2004	5,980	3,560	2,253	1,139

Source: Bloomberg

	Preferred Shares Price -Quarter (Thousand Shares)
	R$		U.S. Dollars
	High	Low	High	Low
2001
First Quarter	1,430	1,140	724	588
Second Quarter	1,290	1,060	571	428
Third Quarter	1,180	940	472	351
Fourth Quarter	1,360	1,000	546	372
2002
First Quarter	1,310	1,200	555	496
Second Quarter	1,360	1,050	577	382
Third Quarter	1,150	1,010	401	321
Fourth Quarter	1,360	1,030	385	259
2003
First Quarter	1,360	1,130	386	335
Second Quarter	1,500	1,160	521	348
Third Quarter	2,680	1,480	925	523
Fourth Quarter	3,980	2,540	1,378	876
2004
First Quarter	4,740	3,980	1,667	1,357
Second Quarter	4,330	3,560	1,379	1,139
Third Quarter	5,690	4,050	1,970	1,328
Fourth Quarter	5,980	4,890	2,253	1,704

Source: Bloomberg

	Preferred Shares Price – Last Five Months (Thousand Shares)
	R$		U.S. Dollars
	High	Low	High	Low
December-04	5,980	5,320	2,253	1,947
January-05	5,950	4,980	2,187	1,897
February-05	5,230	4,790	2,002	1,852
March-05	5,030	4,300	1,998	1,604
April-05	4,450	3,900	1,676	1,491
May-05	3,940	3,560	1,646	1,437

Source: Bloomberg

The Company’s preferred shares were listed in the form of ADRs on the New York Stock Exchange (NYSE) in April 2001. The following tables present, for the periods indicated, the high and low prices for the ADRs. Each ADR represents 10 preferred shares.

	ADR Price -Year (Thousand Shares)
	High	Low
2001	5.750	3.583
2002	5.667	2.660
2003	13.917	3.183
2004	22.413	11.35

Source: Bloomberg

	ADR Price -Quarter (Thousand Shares)
	High	Low
2001
First Quarter	N/A	N/A
Second Quarter	5.750	4.750
Third Quarter	4.783	3.583
Fourth Quarter	5.517	3.777
2002
First Quarter	5.583	4.917
Second Quarter	5.667	3.737
Third Quarter	4.767	2.837
Fourth Quarter	3.967	2.660
2003
First Quarter	4.030	3.183
Second Quarter	5.333	3.633
Third Quarter	9.157	5.197
Fourth Quarter	13.917	8.917
2004
First Quarter	16.550	13.500
Second Quarter	14.400	11.350
Third Quarter	19.867	13.250
Fourth Quarter	22.413	17.120

Source: Bloomberg

	ADR Price – Last Five Months(Thousand Shares)
	High	Low
December-04	22.41	19,53
January-05	22.02	19.00
February-05	20.74	18.50
March-05	18.85	15.94
April-05	16.96	14.85
May-05	16.56	14.45

Source: Bloomberg

As of April 31, 2004 there were approximately 5 U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately 2.2 % of the total preferred shares.

B. Plan of Distribution

The information required for this item was included in the Registration Statement on Form 20-F filed on June 25, 2004 (Commission file no. 1-15184) and in the subsequent annual reports on Form 20-F.

C. Markets Update

Trading on the Brazilian Stock Exchanges

Of Brazil’s stock exchanges, Bovespa has been the most significant in recent years. During 2004, the Bovespa accounted for almost the total of the trading value negotiated in Brazil.

Bovespa is a non-profit entity owned by its member brokerage firms. Trading on Bovespa is limited to member brokerage firms and a limited number of authorized non-members. Bovespa currently has two open outcry trading sessions each business day, from 10:00 a.m. to 1:00 p.m and from 2:00 p.m. to 4:45 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the automated system. There is also trading in the so-called after-market, only through the automated system of Bovespa, from 5:45 p.m. to 7:00 p.m. Only shares that were traded during the regular trading session of the day may be traded in the after-market of the same day.

There are no specialists or market makers for the Company’s shares on Bovespa. The CVM and Bovespa have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on Bovespa may be effected off the exchange under certain circumstances, although such trading is very limited.

In December 2004, the aggregate market capitalization of the companies listed on Bovespa Index was approximately US$ 241.9 billion. Although any of the outstanding shares of a listed company may trade on Bovespa, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Bovespa tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, named Companhia Brasileira de Liquidação e Custódia (CBLC), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents, such as member brokerage firms and banks, and Bovespa.

Trading on Bovespa by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets in general, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law no. 6,385 dated December 7, 1976, as amended (Brazilian securities law) and the Brazilian corporate law (Law no. 6,404 dated December 15, 1976, as amended) (Brazilian corporate law).

Law 10,303 of October 31, 2001, amended Law nº 6,385/76 and Law nº 6,404/76. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate (by April 2005, the representative of such shareholders is to be chosen out of a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares’ net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company.

Under the Brazilian corporate law, a company is either listed, a companhia aberta, such as the Company, or private, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on Bovespa or in the Brazilian over-the-counter markets (Brazilian OTC). The shares of a listed company, including the Company, may also be traded privately subject to certain limitations.

There are certain cases in which the disclosure of information to the CVM, Bovespa, or even to the public is required. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the capital stock of a listed company, (ii) the sale of shares which represents the transfer of control of a listed company and (iii) the occurrence of a material event to the corporation.

CVM issued Instruction Nº 361, of March 5, 2002, which regulates tender offers mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

To be listed on Bovespa, a company must apply for registration with the CVM and Bovespa. Once this exchange has admitted a company to listing and the CVM has accepted its registration as a listed company, its securities may be traded in Bovespa, as long as the company complies with the minimum requirements of this exchange.

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

Trading in securities on Bovespa may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended on the initiative of the exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the exchange.

The Brazilian securities markets are governed principally by Brazilian securities law, by Brazilian corporate law and by regulations issued by the CVM and the Conselho Monetário Nacional (National Monetary Council). These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Although many changes and improvements have been introduced, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Not Applicable.

C. Material Contracts

Not Applicable.

D. Exchange Controls

There are two foreign exchange markets in Brazil: the commercial rate exchange market (commercial market) and the tourism rate exchange market (tourism market). Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends with respect to shares, are carried out in the commercial market. Purchases of foreign currencies in the commercial market may be carried out only through a financial institution in Brazil licensed to deal in foreign exchange. The tourism market rate generally applies to transactions to which the commercial market rate does not apply, like travels abroad. Since the introduction of the real, the two rates have not differed materially, although there could be substantial differences between the two rates in the future. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, aiming at preserving Brazil’s foreign currency reserves, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance, however, that the Brazilian Government may not take similar measures in the future.

E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of a preferred share and a preferred ADR. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold preferred shares or preferred ADRs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold preferred shares or preferred ADRs in a hedging transaction or as a position in a straddle or conversion transaction for tax purposes, a person that has a functional currency other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the company. Each prospective purchaser of a preferred share or preferred ADR should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations.

The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Those authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or preferred ADRs. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement relating to the preferred ADRs and any related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or preferred ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred shares which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a non-Brazilian holder). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

Taxation of Dividend

Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the depositary in respect of the preferred shares underlying the preferred ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, are not subject to any withholding tax in Brazil. The current tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated until December 31, 1993 will be subject to Brazilian withholding tax of 25%. Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15%, if distributed expenses on dividends paid as interest on equity, are neither deductible from the calculation basis of corporate income tax nor from the social contribution on income.

Taxation of Gains

Gains realized outside Brazil, until December 31st, 2003, by a non-Brazilian holder on the disposition of Preferred ADSs to another non-Brazilian holder are not subject to Brazilian tax. From January 1st, 2004 on, investments made in permanent assets by non resident are subject to the payment of income tax over capital gains. The gain will be charged at a 15% or 25% rate if the beneficiary is a tax haven country resident or from on any jurisdiction where taxing rates are below 20%. The taxable capital gain is calculated on the difference from the selling value of the asset and the declared value to Brazilian Central Bank (in foreign currency) by the time of registration. As of January 1, 2005 operations of stock, mercantile and future exchange are subjected to a withholding tax at a rate of 0,005% according to Law nr. 11,033 of December 21, 2004. This value is deductible from withholding tax paid upon capital gains. Pursuant the same act stock operations held by an individual with a monthly value up to R$ 20,000 will be exempt of the withholding tax.

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

Non-Brazilian holders are subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. When the preferred shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% or 25% on gains realized on sales or exchanges of preferred shares that occur in Brazil to or with a resident of Brazil, outside of Bovespa. From January 2004, on this taxation is also applicable to gains accrued in transactions conducted by non-Brazilian holders. Non-Brazilian holders are subject to withholding tax at the rate of 20% on gains realized on sales or exchanges in Brazil of preferred shares that occur on Bovespa unless such sale is made under the 2,689 Regulation. Gains realized arising from transactions on Bovespa by an investor under the 2,689 Regulation are not subject to tax (except as described below). The gain realized as a result of a transaction on Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on Bovespa will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in reais. There are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of preferred ADSs and for certain non-Brazilian holders of preferred shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future. As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the preferred ADSs or preferred shares is resident of a tax haven, i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange will be taxed at a rate of 20%. Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by the depositary on behalf of holders of preferred ADSs will be subject to Brazilian income taxation at the rate of 15% or 25%, unless such sale or assignment is performed within Bovespa, and with the investments registered under 2,689 Resolution or Annex V from Central Bank, in which the gains are exempt from withholding income tax. Any gain on the sale or assignment of preemptive rights relating to preferred shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of preferred shares. The maximum rate of such tax is currently 15%, except for non-resident holders domiciled in tax haven countries, where rates are 25%.

Notional Interest Charge Attributed to Shareholder’s Equity

Distributions of interest on equity in respect of the preferred shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15%. In case the non-Brazilian resident is a tax haven country resident or is under the jurisdiction of a region where tax rate is below 20%, he will be entitled to pay a rate of 25%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments have also been deductible in determining social contributions and income tax by the Company as long as the payment of a distribution of interest is approved at the Company’s general meeting. The board of directors of the Company alone may determine the distribution of interest on shareholders’ equity. No assurance can be given that the board of directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders’ equity instead of by means of dividends.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or preferred ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some States of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamps, issue, registration or similar taxes or duties payable by holders of preferred shares or preferred ADSs.

Pursuant to Decree number, 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by the Ministry of Finance, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the preferred shares or preferred ADSs and those made under Regulation nr. 2,689, which substituted Annex IV Regulations) is subject to a financial transaction tax (IOF), although at present the rate of such tax is 0%. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law nr 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Pursuant to Law number, 9,311 of October 24, 1996, the Contribuição Provisória sobre Movimentação Financeira (CPMF) was levied at a rate of 0.2% on fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax was payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. This payment of the CPMF tax was required as of June 17, 1999. The CPMF tax rate was 0.38% during the first 12 months, and would be 0.30% for the remaining period. But in December 2000, Constitutional Amendment number 31 increased the rate to 0.38% as of March 2001. By May 28, 2002, Constitutional Amendment number 37 determined that CPMF must be charged until December 31, 2004. Finally, the Constitutional Amendment number 42, approved in 2003, extended the CPMF tax until December 31, 2007.

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

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies and registered with the CVM under the Annex IV Regulations which was converted into Annex of 2,689 Resolution as of June 2000, or in ADSs held by the depositary representing such holder, as the case may be, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as Registered Capital) allows the remittance abroad of foreign currency, converted at the commercial exchange rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such preferred shares. The registered capital for preferred shares purchased in the form of a preferred ADSs, or purchased in Brazil and deposited with the depositary in exchange for a preferred ADS, will be equal to their purchase price (in U.S. dollars) paid by the purchaser. The Registered Capital for preferred shares that are withdrawn upon surrender of preferred ADSs, will be the U.S. dollar equivalent of (i) the average price of the preferred shares on the Brazilian stock exchange on which the greatest number of such preferred shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on such day, the average price of preferred shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial exchange rate quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting the registration of registered capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

US Federal Income Tax Considerations

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of Preferred Shares or Preferred ADRs.

Nature of Preferred ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a Preferred ADR will be treated as the owner of the underlying Preferred Shares.  Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADRs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADRs, and Preferred ADRs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (including for this purpose a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss.  Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules.  For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.”  A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the

Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit.  You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years.  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), a foreign personal holding company (“FPHC”) or a foreign investment company (“FIC”).  The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year.  Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed.  Based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of Preferred ADRs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR).  A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder.  A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss.  If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%.  In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year.  However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year.  In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

The PFIC rules are designed generally to eliminate any benefits of deferral of U.S. federal income tax that a U.S. holder could derive from investing in a corporation that is organized outside the United States (a “foreign corporation”).  In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to certain exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations - Taxation of Dividends” and “U.S. Federal Income Tax Considerations - Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred ADR and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Preferred ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to of those years.  A U.S. holder who owns a Preferred ADR during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns a Preferred ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxed on a pro-rata share of the Company’s ordinary earnings and net capital gain treated as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year that the ordinary income is realized or the dividend is paid or in the preceding taxable year.  The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year that the Company is a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder makes a timely QEF election for the first taxable year that it owns a Preferred ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year will generally require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the Preferred ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the Preferred ADRs will be considered to be marketable stock if the Preferred ADRs trade, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no certainty, however, that the Preferred Shares will be considered to be “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Bovespa as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. Dividends and Paying Agents

Not Applicable.

G. Statement of Experts

Not Applicable.

H. Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. Sadia’s SEC filings, including this annual report and the exhibits thereto, are also available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission. Information can be obtained either on the SEC website (www.sec.gov) or by phone 1-800-SEC-0330. Company documents and statutory information are also available at Sadia’s website (www.sadia.com.br). Information regarding legal issues can be obtained from the Company’s U.S. legal counsel, Greenberg, Traurig LLP, at 1-212-801-9380.

The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative information about market risk

The main market risks the Company faces are interest rate, exchange rate and commodity price risks which arise from adverse changes in market conditions and could represent a potential loss. Sadia mitigates some of these risks through the use of derivatives instruments.

In the beginning of 2004, Sadia implemented a department to control overall exposure of financial assets and liabilities; counterparty and credit risk; legal risk; and disseminate risk culture within the Company. The financial department has incorporated a Hedging and Investment Policy which was reviewed and approved by the finance committee. These policies prohibit speculative trading and oblige the company to diversify its counterparties. Sadia periodically provides reports to senior management about potential risks and actions taken to mitigate these.

Foreign Currency and Interest Rate Risk

The foreign currency and interest rate swap contracts that are entered into by the Company are effective to mitigate the potential foreign currency exchange losses which would be generated by U.S. dollar denominated liabilities in the event of real devaluation and the potential risk associated with rises in interest rates. The export sales in U.S. dollars also serve to mitigate the potential losses in the event of a devaluation. The Company does not use these swap contracts for trading or speculative purposes. See note 17 of the consolidated financial Statements for discussion of the accounting policies for derivatives and other financial instruments.

Foreign currency denominated liabilities as of December 31, 2004, consisted of debt denominated in U.S. dollars. The Company’s net debt foreign currency exposure (U.S. dollar denominated debt less foreign currency and interest rate swaps contracts) was negative R$ 115 million at December 31, 2004. At December 31, 2004 foreign currency and interest rate swap contracts totally hedged the exposure arising from U.S. dollar denominated debt.

At December 31, 2004 and 2003 the notional amounts of the outstanding contracts of foreign currency and interest rate swaps were R$ 1,358,855 and R$ 1,274,700 and the measurement of these contracts at fair value resulted in losses of R$ 109,523 and R$ 53,090, respectively. The fair values of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts.

As of December 31, 2004, approximately 54% of the Company’s cash, cash equivalents and investments in debt securities were denominated in U.S. dollars.

The table below provides information on Company’s foreign currency as of December 31, 2004.

	Instruments Denominated in U.S. Dollars (Million R$)
	2005	2006	2007	2008	2009	After 2010	Total	Fair Value	Average Annual Interest Rate
Assets:
Cash and cash equivalents:
Denominated in U.S. dollars	421.2	—	—	—	—	—	421.2	421.2	1.80%
Investments:
Denominated in U.S. dollars	836.1	—	—	—	—	—	836.1	836.1	6.27%
Total cash, cash equivalents and Investments	1,257.3	—	—	—	—	—	1,257.3	1,257.3

Liabilities:
Short-term debt:
Denominated in U.S. dollars	744.6	—	—	—	—	—	744.6	755.0	1,04%
Long-term debt:
Denominated in U.S. dollars	400.4	469.2	69.4	67.3	57.3	57.3	1,120.9	1,165.5	7.02%
Total short and long-term debt	1,145.0	469.2	69.4	67.3	57.3	57.3	1,865.5	1,920.5

Foreign currency and interest Rate swap contracts notional Amount	1,358.9	141.1	12.9	9.4	—	—	1,522.2	109.5

Average Paying Rate in reais 98% CDI

Average Receiving Rate in U.S. dollars 4.94% p.a.

The Company incurred most of this debt principally to take advantage of the opportunities that arise due to interest rate differentials between real denominated financial instruments (cash and cash equivalents) and its foreign currency export credits. The Company believes that given its level of assets and resources, it should have sufficient cash and sources of working capital to meet its debt service.

Foreign currency denominated contracts constituting export prepayments generally cannot be prepaid, since they are intended to be amortized using the proceeds from designated export shipments. The amortization can be accelerated, provided that the corresponding export shipment is itself accelerated. Such prepayments, however, are subject to paying the lenders an indemnity for breakage costs, which often may make prepayments expensive. Other foreign currency denominated financings, undertaken through the Company’s offshore subsidiaries, provides elective prepayment without premium or penalty.

The percentage of the Company’s debt subject to fixed and floating interest rates is as follows:

Sadia’s Debt Breakdown – December 31, 2004 (%)

Floating rate debt
Denominated in U.S. dollars	50.2
Denominated in reais	21.6
Fixed rate debt
Denominated in U.S. dollars	17.2
Denominated in reais	11.0
Total	100

Sadia’s floating interest rate exposure is primarily subject to the variations of Libor as it relates to U.S. dollar denominated debt and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank and other exchange variation. On December 31, 2004, the TJLP was equivalent to 9.75% per year.

The interest rate on Company’s cash and cash equivalents denominated in reais is based primarily on Interbank Deposit Certificates, or CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

The table below provides information about Sadia’s significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2004.

	Interest Rate Sensitive Instruments (Thousand R$)
	2005	2006	2007	2008	2009	After 2009	Total	Fair Value	Average Annual Interest Rate
Assets:
Cash and cash equivalents:
Denominated in reais	84.5	—	—	—	—	—	84.5	84.5
Denominated in reais	258.4	—	—	—	—	—	258.4	258.4	100% of CDI
Denominated in U.S. dollars	70.4	—	—	—	—	—	70.4	70.4
Denominated in U.S. dollars	350.8	—	—	—	—	—	350.8	350.8	1.80%

Investments in debt securities:
Denominated in reais	317.0	414.3	—	—	—	22.5	753.7	753.7	11.44%
Denominated in U.S. dollars	836.0						836.1	836.1	7.27%
Total cash, cash equivalents and Investments in debt securities	1,917.2	414.3				22.5	2,354.0	2,354.0

Liabilities:
Short-term debt:
Fixed rate
Denominated in reais	155.1	—	—	—	—	—	155.1	155.1	8.75%
Denominated in U.S. dollars	280.4	—	—	—	—	—	280.4	280.4	1.04%

Floating Rate
Denominated in reais	162.1						162.1	162.1	95% CDI
Denominated in U.S. dollars	464.3						464.3	474.7	2.86%
Total short-term debt	1,061.9	—	—	—	—	—	1,061.9	1,072.3
Long-term debt:
Fixed rate
Denominated in reais	5.5	3.9	4.7	4.7	4.7	127.5	151.0	151.0	IGP-M+9.32%
Denominated in U.S. dollars	161.6	12.3	12.1	9.9	0.0	0.0	195.9	195.9	7.02%
Floating rate
Denominated in reais	271.0	142.3	15.0	8.0			436.3	436.3	TJLP+3.82%
Denominated in U.S. Dollars	238.8	456.9	57.3	57.3	57.3	57.3	924.9	969.6	4.60%
Total long-term debt	676.9	615.5	89.1	79.9	62.0	184.8	1,708.2	1,752.9
Total debt	1,738.8	615.5	89.1	79.9	62.0	184.8	2,770.1	2,825.2

Foreign currency and interest rate swap contracts notional amount - reais to U.S. Dollars	1,358.9	141.0	12.9	9.4	—	—	1,522.2	109.5	98%CDI

Average Paying Rate in reais	98% CDI
Average Receiving Rate in dollars	4.94% p.a.

Credit risks

The Company is subject to credit risks related to customer accounts receivable, financial investments and derivative contracts. Credit risks from accounts receivable are minimized by the pulverization of the customer portfolio, in which no group is responsible for more than 10% of the Company’s consolidated revenues. Risks associated with financial instruments are lessened by hiring first-line financial institutions, subject to the limitations pre-established by the Credit and Finance Committees.

Grain purchase price risk

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others.

The Company does not enter into future or options contracts to protect itself against changes in the commodities price; however it maintains a risk management strategy based on its inventory policy through physical control, which includes acquisition of grains with fixed and non-fixed prices.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROL AND PROCEDURES

The Company has carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Furthermore, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The certifications required by this Item have been filed as Exhibits 12.01 and 12.02.

A.                                    Management’s annual report on internal control over financial reporting

Not applicable.

B.                                      Attestation report of the registered public accounting firm

Not applicable.

C.                                      Changes in internal control over financial reporting.

Not applicable.

ITEM 16.

A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francisco Silvério Morales Céspede is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations. The audit committee is already fully in compliance with the requirements of Sarbanes-Oxley. See Item 6.C. Board Practices-Audit Committee. The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.sadia.com.br.

B. Code of Ethics

While the Company more than ten years ago adopted a written “General Conduct Directives”, it has not yet adopted a specific “Code of Ethics” relating to the conduct of its principal executive officer, principal financial officer, principal accounting officer or other officers who perform similar roles.  All senior executives operate on the basis of trust, and consistent with such Directives, and there is open discussion between the Chairman and the other directors and among the senior management of the Company.  The Company has in place a plan to develop such a code of ethics over the next 12 months.

C. Principal Account Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by it independent auditors, during the fiscal years ended December 31, 2004 and 2003:

	Audit Fees (Thousand R$)
	2004	2003
Audit fees	502	969
Audit-related fees	280	144
Tax-fees		114
Total fees	782	1,227

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes for 2004, and Ernst and Young Auditores Independentes S.S. for 2003 in connection with the audit of the Company’s annual financial statements and review of the Company’s quarterly financial information.

Audit-related fees in the above table are the aggregate fees billed by KPMG for providing due diligence services. Tax fees in the above table are fees billed for tax compliance and tax advice.

Audit Committee Pre-Approval Policies and Procedures

The Company’s Audit Committee has established pre-approval and procedures for the engagement of its independent auditors for audit and non-audit services.

The Audit Committee reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002.

D. Exemptions from the Listing Standards and for Audit Committees

Not Applicable

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial Statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Income for Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

List of Exhibits

1.01 Sadia by laws

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

12.01 Certification by the Company’s Chief Executive Officer required by Item 15

12.02 Certification by the Company’s Chief Financial Officer required by Item 15

13.01 Certification pursuant to 18 U.S.C. Section 1350.

13.02 Certification pursuant to 18 U.S.C. Section 1350.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SADIA S.A.

Date: July 7, 2005

By:	/s/ Walter Fontana Filho	By:	/s/ Luiz Gonzaga Murat Jr.
Name:Walter Fontana Filho		Name: Luiz Gonzaga Murat Jr.
Title: Chairman		Title: Chief Financial Officer

Financial Statements

Consolidated Financial Statements

Sadia S.A.

Years ended December 31, 2004, 2003 and 2002

SADIA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sadia S.A.

We have audited the accompanying consolidated balance sheet of Sadia S.A. and subsidiaries (the “Company”) as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sadia S.A. and subsidiaries as of December 31, 2004, and the results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

KPMG

Auditores Independentes

/s/ KPMG Auditores Independentes

São Paulo, Brazil

July 07, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sadia S.A.

We have audited the accompanying consolidated balance sheet of Sadia S.A. as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sadia S.A. at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Sergio Ricardo Romani

Sergio Ricardo Romani

Partner

São Paulo, Brazil

February 3, 2004

SADIA S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(In thousands of Reais – R$, except share amounts)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	764,178	1,818,054
Held-to-maturity securities	—	37,945
Available-for-sale securities	1,153,014	101,754
Foreign currency and interest rate swap contracts	103,100	69,325
Accounts and notes receivable, net	612,169	576,903
Inventories	1,176,496	899,838
Recoverable taxes	155,891	140,249
Deferred income taxes	20,372	54,672
Others current assets	67,647	27,646
Total current assets	4,052,867	3,726,386

Property, plant and equipment, net	947,175	829,003

Other assets:
Equity investees	5,330	8,485
Available-for-sale securities	436,782	1,158,586
Foreign currency and interest rate swap contracts	28,362	87,857
Judicial deposits	77,204	75,078
Recoverable taxes	87,186	74,219
Deferred income taxes	56,554	72,807
Intangible assets	26,508	29,513
Prepaid pension plan	49,316	26,254
Others	63,689	61,265
Total other assets	830,931	1,594,064

Total assets	5,830,973	6,149,453

3

	2004	2003
Liabilities and Shareholders’ equity
Current liabilities:
Short -term debt	1,061,881	1,362,360
Current portion of long-term debt	676,954	663,916
Foreign currency and interest rate swap contracts	172,802	83,847
Suppliers	483,566	357,969
Salaries and social charges payable	22,181	17,420
Taxes payable	38,055	60,221
Dividends payable	82,797	87,963
Accrued vacation payable	65,959	53,042
Accrued employee bonus	51,048	142,315
Other	111,476	140,780
Total current liabilities	2,766,719	2,969,833

Long-term liabilities
Long-term debt	1,031,375	1,366,836
Foreign currency and interest rate swap contracts	68,183	126,425
Provision for legal proceedings and labor claims	58,984	68,005
Taxes payable	—	31,236
Accrued employee benefit liability	48,388	45,013
Other	18,800	20,520
Total long-term liabilities	1,225,730	1,658,035

Minority interest	160	—

Shareholders’ equity:
Preferred shares, no par value, 426,000,000 shares authorized, issued and outstanding in 2004 and 2003	627,055	627,055
Common shares, no par value, 257,000,000 shares authorized, issued and outstanding in 2004 and 2003	372,945	372,945
Preferred shares in treasury, at cost	(198)	(198)
Appropriated retained earnings	767,441	470,450
Unappropriated retained earnings	71,121	26,922
Accumulated other comprehensive income (loss)	—	24,411
Total shareholders’ equity	1,838,364	1,521,585
Total liabilities and shareholders’ equity	5,830,973	6,149,453

See notes to the Consolidated Financial Statements.

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003 and 2002

(In thousands of Reais - R$, except numbers of shares and per share amounts)

	2004	2003	2002

Gross operating revenue	7,117,318	5,717,525	4,654,752

Value-added tax on sales	(880,010)	(535,337)	(417,280)
Sales deductions	(128,083)	(100,471)	(98,402)
Net operating revenue	6,109,225	5,081,717	4,139,070
Cost of goods sold	(4,292,650)	(3,673,011)	(2,903,152)
Gross profit	1,816,575	1,408,706	1,235,918

Operating expenses:
Selling	(1,144,482)	(916,671)	(828,690)
General and administrative	(52,462)	(54,207)	(49,133)
Other operating income (expenses), net	15,398	(36,819)	(12,773)
Total operating expenses	(1,181,546)	(1,007,697)	(890,596)

Operating income	635,029	401,009	345,322

Interest expense	(691,465)	(450,198)	(317,755)
Interest income and other, net	570,839	459,750	266,462
Foreign currency exchange gain, net	72,719	60,970	2,701
Income before income taxes, equity income of investees and minority interest	587,122	471,531	296,730

Income tax benefit (expense)
Current benefit (expense)	(32,969)	(39,072)	34,631
Deferred tax benefit (expense)	(63,130)	40,099	(46,786)
Total income tax	(96,099)	1,027	(12,155)
Income before equity income of investees and minority interest	491,023	472,558	284,575

Equity income (loss) of investees	(1,385)	361	(650)
Minority interest	(137)	349	337

Net income	489,501	473,268	284,262

Net income applicable to preferred shares	316,045	305,564	183,533
Net income applicable to common shares	173,456	167,704	100,729
Net income	489,501	473,268	284,262

Basic and diluted earnings per thousands shares in R$:
Preferred	742.42	717.80	431.14
Common	674.93	652.54	391.94

Weighted average number of shares outstanding:
Preferred	425,695,712	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

(In thousands of Reais -R$ and shares)

	2004	2003	2002

Preferred shares
At the beginning of the year (426,000 shares)	627,055	439,939	439,939
Capital increase without issue of shares	—	187,116	—
At the end of the year (426,000 shares)	627,055	627,055	439,939
Common shares
At the beginning of the year (257,000 shares)	372,945	260,061	260,061
Capital increase without issue of shares	—	112,884	—
At the end of the year (257,000 shares)	372,945	372,945	260,061
Treasury shares
At the beginning of the year (304 shares)	(198)	(198)	(198)
At the end of the year (304 shares)	(198)	(198)	(198)
Retained earnings
Appropriated retained earnings
At the beginning of the year	470,450	468,413	308,954
Used to increase capital	—	(300,000)	—
Transfer from unappropriated retained earnings	296,991	302,037	159,459
At the end of the year	767,441	470,450	468,413
Unappropriated retained earnings
At the beginning of the year	26,922	6,145	(41,992)
Net income	489,501	473,268	284,262
Transfer to appropriated retained earnings	(296,991)	(302,037)	(159,459)
Dividends / interest on capital
Preferred	(95,756)	(97,143)	(49,500)
Common	(52,553)	(53,311)	(27,166)
At the end of the year	71,121	26,922	6,145
Accumulated other comprehensive income (loss)
At the beginning of the year	24,411	(116,601)	417
Adjustment to unrealized gain (loss) on available-for sale securities	(36,989)	213,656	(177,085)
Income tax benefit (expense)	12,578	(72,644)	60,067
At the end of the year	—	24,411	(116,601)
Total shareholders’ equity	1,838,364	1,521,585	1,057,759

Comprehensive income:
Net income	489,501	473,268	284,262
Unrealized gain (loss) on available-for-sale securities, net of taxes (R$12,577, R$72,644 and R$60,067 for 2004, 2003 and 2002, respectively)	(24,411)	141,012	(117,018)
Reclassification adjustment for loss (gain) included in net income, net of tax (R$23,681 in 2003)	110,000	(45,969)	—
Comprehensive income	537,690	568,311	167,244

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002

(In thousands of Reais -R$)

	2004	2003	2002
Cash flows from operating activities:
Net income	489,501	473,268	284,262
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	137	(349)	(337)
Loss (gain) on sale of securities	110,000	(69,650)	—
Foreign currency exchange (gains), net	(72,719)	(60,970)	(2,701)
Equity income or loss of investees	1,385	(361)	650
Depreciation	99,066	99,261	92,136
Deferred income taxes	63,130	(40,099)	46,786
Pension plan	(23,062)	(7,295)	(6,220)
Provision for (reversal of) contingencies	(9,021)	10,732	484
Loss from sale of property, plant and equipment	21,777	38,517	10,700
Changes in operating assets and liabilities:
Accounts and notes receivable	(35,266)	(107,949)	(91,130)
Inventories	(276,658)	(39,244)	(175,479)
Recoverable taxes and other assets	(68,029)	15,789	(128,697)
Judicial deposits	(2,126)	(6,034)	(12,331)
Suppliers	125,597	110,793	71,449
Accrued interest, net	(25,399)	297,974	162,192
Social charges, taxes payable, other liabilities	(176,895)	187,829	42,170
Net cash provided by operating activities	221,418	902,212	293,934
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	2,857	8,728	7,530
Purchase of property, plant and equipment	(239,104)	(105,750)	(112,122)
Investment in equity investees	(1,088)	(2,942)	(2,933)
Held-to-maturity investments:
Purchases	(2,747)	(61,027)	(805,968)
Maturities	36,447	722,669	132,992
Available-for-sale debt securities:
Purchases	(1,893,844)	(1,388,487)	(61,529)
Maturities and sales	1,543,873	807,533	71,391
Net cash provided by (used in) investing activities	(553,606)	(19,276)	(770,639)
Cash flows from financing activities:
Short-term debt
Issuances	801,112	2,119,594	1,466,623
Repayments	(1,119,073)	(1,997,073)	(967,434)
Long-term debt
Issuances	675,703	1,574,677	561,208
Repayments	(948,196)	(1,122,088)	(323,852)
Dividends/interest on capital paid	(131,234)	(95,588)	(73,794)
Net cash provided by (used in) financing activities	(721,688)	479,522	662,751

Net change in cash and cash equivalents	(1,053,876)	1,362,458	186,046
Cash and cash equivalents at beginning of year	1,818,054	455,596	269,550
Cash and cash equivalents at end of year	764,178	1,818,054	455,596

See notes to Consolidated Financial Statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

(In thousands of Reais - R$, unless otherwise indicated)

1.                  Operations

Sadia S.A. (together with its consolidated subsidiaries, “Sadia” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Sadia S.A.’s shares are traded on the São Paulo Stock Exchange.

The Company’s principal business is the production and distribution of poultry and pork products. The Company’s operations include feed facilities, hatcheries, poultry farms for grandparent and parent stock, pork breeding centers, poultry and pork processing units, sales offices and distribution centers. Presently Sadia’s operations are organized into three main business segments: “Processed Products” (sausage, ham, chicken nuggets, margarine, frozen meals, pizza and pasta among other similar products), “Poultry” (chickens and turkeys) and “Pork”.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The appreciation and devaluation of the Brazilian real in relation to the U.S. dollar has had significant effects on the Company’s financial statements. The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$3.5333=US$1.00 at December 31, 2002, R$2.8892=US$1.00 at December 31, 2003 and R$2.6544=US$1.00 at December 31, 2004.

2.                  Presentation of the Consolidated Financial Statements

a)                 Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission – CVM (“Comissão de Valores Mobiliários”).

b)                Consolidation procedures

The consolidated financial statements include the accounts of Sadia and its controlled subsidiaries (ownership interest greater than 50%). The portion of equity and net income attributable to shareholders’ other than Sadia is reflected as minority interest in the consolidated financial statements. Investments in entities in which the Company does not control but has significant influence over, are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

The following subsidiaries were included in the consolidated financial statements for the years ending December 31:

	Ownership %
	2004	2003

Sadia International Ltd.	100,00%	100,00%
Sadia Uruguay S.A.	100,00%	100,00%
Sadia Alimentos S.A.	0,01%	0,01%
Sadia Chile S.A.	60,00%	60,00%
Sadia Alimentos S.A.	99,99%	99,99%
Sadia Itália S.R.L.	—	99,99%
Sadia UK. Ltd.	100,00%	100,00%
Concórdia S.A. C.V.M.C.C.	99,99%	99,99%
Rezende Óleo Ltda.	100,00%	100,00%
Rezende Marketing e Comunicações Ltda.	0,09%	0,09%
Rezende Marketing e Comunicações Ltda.	99,91%	99,91%
Sadia G.m.b.H.	100,00%	100,00%
Wellax Food Logistics C. P. A. S. U. Lda.	100,00%	100,00%
Sadia Foods G.m.b.H.	100,00%	—
Qualy B. V.	100,00%	—
Sadia Japan Ltd.	100,00%	—

3.                  Significant Accounting Policies

a)                 Use of estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, valuation allowances for receivables, recoverability of deferred income tax assets, provisions for contingencies and the determination of the fair value of derivatives. Actual results could differ from those estimates.

b)              Cash and cash equivalents

Cash equivalents are highly liquid investments with maturity of three months or less when purchased. For purpose of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

c)               Available-for-sale and held-to-maturity securities

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

d)              Accounts and notes receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

e)               Inventories

Processed products, livestock (excluding breeders), work-in-progress, raw materials and supplies and other are valued at the lower of cost (average method) or market. Cost for finished goods and work-in-progress includes purchased raw materials, labour and manufacturing and production overhead, which are related to the purchase and production of inventories. Breeders are stated at cost less amortization. The costs associated with the breeders, including breeder chicks, feed and medicine, are accumulated up to the production stage and amortized over its productive life using a standard unit of production.

f)                 Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest cost incurred on qualifying expenditures during the construction period of the major production facilities. Expenditures that materially extend the useful lives of the existing facilities and equipment are capitalized. Depreciation is computed principally by the straight-line method over estimated useful lives of 25 years for buildings, 5 to 10 years for machinery and equipment, 10 years for installations and 4 years for vehicles.

g)              Accounting for the Impairment of Long-Lived Assets

The Company reviews its property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which the Company is able to attribute identifiable future cash flows. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews to date have not indicated the need to recognize any impairment losses

h)              Environmental matters

Our production facilities and also our forestry activities are both subject to Government environmental regulations. We diminish the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. We believe that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

i)                  Interest attributed to shareholders’ equity

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which is deductible for statutory income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2004, 2003 and 2002 and accrued the amount due with a direct charge to shareholders’ equity in a manner similar to a dividend. The distribution to the shareholders is subject to withholding income tax at the rate of 15%, and the amount of interest on shareholders’ equity attributable to dividends must be net of such withholding income tax.

j)                  Revenues and expenses

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Shipping and handling costs are classified as selling expenses and totaled R$495,870, R$394,820 and R$370,014 for the years ended December 31, 2004, 2003 and 2002, respectively.

Research and development costs are charged to expense as incurred and totaled R$10,130, R$6,510 and R$7,296 for the years ended December 31, 2004, 2003 and 2002, respectively.

The cost of advertising is expensed as incurred. The Company incurred advertising expenses of R$121,435, R$96,845 and R$82,154 during the years ended December 31, 2004, 2003 and 2002, respectively.

k)               Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of income as they occur.

l)                  Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

m)            Earnings per share

Basic earnings per share is calculated in accordance with FASB Statement No. 128, Earnings per Share, for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that of the common shares. The computation has been made as if the net income for each year would be fully distributed. Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive the 10% premium on undistributed earnings. The unit of one thousand shares is used because this is the basis for quotation and trading on the São Paulo Stock Exchange. The Company has no dilutive securities outstanding.

Since the preferred and common shareholders have different dividend and liquidation rights, basic earnings per share has been calculated using “two-class” method. The “two-class” method is an earning allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-law and participation rights in undistributed earning.

n)              Accounting for Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records all foreign currency and non-fixed price grain purchase derivatives in the balance sheet as either assets or liabilities measured at fair value.  Adjustments to fair value for foreign currency derivatives are included in foreign currency exchange gain (loss), net on the statement of income. Adjustments to the fair value of non-fixed grain purchase derivatives are included in interest income and other, net on the statement of income.  The Company has not designated any derivative as held for hedging purposes for any periods presented.

o)              Reclassifications

A reclassification of sales incentives and discounts from selling expenses to sales deduction in accordance with the provisions of EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor’s products) for the years ended December 31, 2003 and 2002 amounting to R$59,126 and R$48,065, respectively, has been made to conform to the current year presentation.

p)                 Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will be effective for the Company as of January 1, 2006. The Company currently does not have any share-based payments that are within the scope of this statement.

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company anticipates no significant impact on its Financial Statements by applying Statements 151.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The Company anticipates no significant impact on its Financial Statements by applying Statements 153.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No.143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

q)                 Recently Adopted Accounting Standards

In June 2001, FASB Statement No.143, Accounting for Asset Retirement Obligations, was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company’s financial statements.

In December 2002, FASB Statement No.148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, was issued. This Statement amends FASB Statement No.123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. The Company currently does not have any share-based payments that are within the scope of this Statement.

In May 2003, FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise became effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Company as of the year ended December 31, 2004. The Company’s disclosures in note 18 incorporate the requirements of Statement 132 (revised).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.  The Company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

The Company assessed the impact of applying FIN 46R and concluded that it does not have Variable Interest Entities that are within the scope of this Interpretation.

4.                   Cash and Cash Equivalents

	2004	2003

Local currency
Cash and bank accounts	84,536	91,540
Investment funds of variable earnings	258,345	890,585
Other	89	156
	342,970	982,281
Foreign currency
Cash and bank accounts	70,412	137,959
Interest-bearing current account	350,796	697,814
	421,208	835,773
	764,178	1,818,054

5.                   Available-for-Sale Debt and Held-to-Maturity Securities

On December 30, 2003, the Company transferred a portion of its available-for-sale debt securities portfolio to investment funds managed by a third-party and no gain was recognized at the transfer date. On May 14, 2004, the Company ultimately sold all of its holdings of Brazil Brady Bonds, including those securities held by third party investment funds. The Company received gross proceeds of approximately R$935 million, and recorded a loss of approximately R$110,000.

During 2004, the Company changed its strategy and started to invest in Credit Linked Notes (CLN), which are debt securities issued by highly rated American and European banks indexed in Reais with Inter Deposit Rates. These securities are collaterized by highly Brazilian banks and companies’ debt securities. Such CLN securities, as well as the other debt securities held by the foreign investment funds are classified as available-for-sale at December 31, 2004.

The following is a summary of available-for-sale debt and held-to-maturity securities at December 31, 2004 and 2003:

	Available-for-sale debt securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004
Investment funds (1)	1,153,014	—	—	1,153,014
National treasury notes	199,034	—	—	199,034
Austrian Bonds	237,748	—	—	237,748
Total	1,589,796	—	—	1,589,796

December 31, 2003
National treasury notes	158,429	160	—	158,589
Brazil Brady Bonds	29,812	798	—	30,610
Investment funds (2)	1,035,110	36,031	—	1,071,141
Total	1,223,351	36,989	—	1,260,340

(1)               Largely represented by Credit Linked Notes

(2)               Largely represented by Brazil Brady Bonds

	Held-to-maturity securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

December 31, 2003
Bank deposit certificates	37,945	—	—	37,945
Total	37,945	—	—	37,945

The amortized cost and estimated fair value of available for sale debt at December 31, 2004, by contractual maturity, are shown below:

	Available for-sale-debt securities
Maturity periods	Amortized Cost	Estimated Fair Value

Due in less than one year	1,153,014	1,153,014
Due in one to three years	414,303	414,303
Due after five years	22,479	22,479
Total	1,589,796	1,589,796

6.                  Accounts and Notes Receivable, Net

	2004	2003
Customer
Domestic	363,279	350,974
Export, mainly denominated in U. S. dollars	258,050	259,557
Allowance for doubtful accounts	(9,160)	(33,628)
	612,169	576,903

The changes in the allowance for doubtful accounts are as follows:

	2004	2003	2002

Balance at the beginning of the year	(33,628)	(40,480)	(20,622)
Amounts charged to expense	(1,285)	(4,966)	(20,784)
Write offs	25,753	11,818	926
Balance at the end of the year	(9,160)	(33,628)	(40,480)

On June 6, 2003, the Company and its wholly owned foreign subsidiaries Sadia International Ltd. and Laxness Food, Comércio de Produtos Alimentares, Lda. entered into a Insured Receivables Purchase Agreement with a third party financial institution to sell, from time to time, their ownership interests in the Scheduled Receivables (Export Receivables) up to US$55 million on a monthly basis. The sales price of the Scheduled Receivables is calculated as their outstanding balances times a discount rate equal to the Libor rate plus an applicable margin of 2,125%. The Company agreed to service and collects the Scheduled Receivables and an insurance policy was issued by a third party insurance company to the financial institution guarantee the collection of 90% of the invoiced amount of any Scheduled Receivable. This Agreement expired on June 6, 2004.

On August 27, 2004, the Company renewed the Insured Receivable Purchased Agreement described above with a revolving credit amount of US$100 million and a discount rate of 0.7%. As of December 31, 2004, this agreement is accounted for as a secured financing with such debt outstanding included in short-term debt in the amount of R$120,810.

During the year ended December 31, 2004, the Company received cash proceeds of approximately R$1,500 million (R$700 million in 2003) and incurred expenses of R$4 million (R$2 million in 2003) in connection with the Insurance Receivable Purchase Agreement.

During 2004, 2003 and 2002, no single customer or group represented more than 10% of consolidated sales.

7.                  Inventories

	2004	2003

Finished goods	389,765	245,178
Live stock and poultry	460,045	391,069
Raw materials	189,144	128,544
Work in process	72,076	77,357
Packing material	35,206	28,766
Stock in transit	7,791	6,727
Advances to suppliers	47	1,413
Supplies in warehouse and other	22,422	20,784
	1,176,496	899,838

8.                  Recoverable Taxes

	2004	2003

Value-added state sales tax- ICMS	81,067	53,868
Federal excise tax – IPI	53,626	102,519
Income tax withheld at source and advanced income tax	26,393	35,151
COFINS	61,932	—
Other (principally PIS tax credits on raw material)	20,059	22,930
Total	243,077	214,468
Current portion	(155,891)	(140,249)
Non current portion	87,186	74,219

Value-added state sales tax- ICMS

Composed of credits generated by the commercial operations of a number of the Company’s units and can be offset with taxes of the same nature.

PIS and COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

Federal excise tax - IPI

Federal excise tax - IPI credits includes the tax credit on packing and other material and the presumed IPI incentive on exports. IPI credits are recognized as a reduction of cost of raw materials used in the production process of goods produced for export and are available to be utilized against other federal taxes payable.

Income tax withheld at source

Income tax withheld at source represents income tax paid upon redemption of certain investments and is available to be utilized against other federal income taxes payable.

9.                  Property, Plant and Equipment

	2004	2003

Land	32,990	34,784
Buildings	493,700	452,009
Machinery and equipment	778,343	727,652
Installations	189,042	169,772
Vehicles	14,042	15,719
Timber and reforestation	16,414	13,155
Other	48,305	109,020
Construction in progress	167,057	99,339
	1,739,893	1,621,450
Accumulated depreciation	(792,718)	(792,447)
Total	947,175	829,003

Interest capitalized as part of property, plant and equipment was R$11,206, R$4,903 and R$5,768 for the years ended December 31, 2004, 2003 and 2002, respectively.

10.           Assets Available for Sale

The Company has assets available for sale that are recorded as other noncurrent assets in the amount of R$18,080 (R$19.730 at December 31, 2003), primarily consist of the Granja Rezende’s administrative complex. At December 31, 2004, Granja Rezende´s administrative complex with a carrying amount of R$15 million is net of an impairment loss of R$6 million, included in other operating expenses, net, which was recorded by the Company in 2003 to write down this asset to its estimated sales value.

11.           Short-term Debt

	2004	2003

Working capital from commercial banks	761,103	1,256,015
Trade accounts receivable domestic credit facility	162,138	106,345
Trade accounts receivable export credit facility	120,810	—
Bank borrowings, secured by accounts receivable	17,830	—
	1,061,881	1,362,360

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$744,423 in 2004 (R$1,168,022 in 2003) are denominated in U.S. dollars with interest at Libor (2,775% p.a. at December 31, 2004) plus interest at the rate from 0.10% p.a. to 4.48% p.a. in 2004 (interest at the rate from 3.03% p.a. to 5.11% p.a. in 2003).

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150,000 of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95% of the average rate of Brazilian interbank certificate deposits (17.7% p.a. at December 31, 2004). Through December 31, 2004, the Company received cash proceeds of R$2,249,000 from the sales of domestic receivables under this agreement and incurred in interest expenses of R$23,000 for the year ended December 31, 2004. Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2004, the accounts receivable for this finance pledged as collateral were R$162,138.

At December 31, 2004 and 2003, the weighted average interest rates on short-term debt were 7.06% and 5.19% p.a., respectively.

12.           Long-term Debt

	2004	2003

Foreign debt (denominated in U.S. dollars):
IFC- International Finance Corporation (for investment in property, plant and equipment) due in installments through 2008, R$93,586 interest at fixed rate of 8.52% p.a. and R$35,636 at fixed rate of 9.05% p.a., secured by the related fixed assets with a carrying value of R$67,664	129,222	177,605

Export financing, due in installments through 2010, interest at Libor (2,775% in December 2004) plus interest rate of 5.60% p.a., guaranteed by promissory notes or sureties issued by the Company.	924,965	1,196,174

Local debt (denominated in reais):
BNDES (National Development Bank) due in installments through 2009, R$436,309 subject to long-term interest rate- TJLP (9.75% p.a. in 2004) plus interest rate ranging from 3.30% to 3.89% p.a. and R$66,677 subject to weighted average exchange rate variations on currencies held by BNDES- UMBNDES (7,41% p.a. in 2004) plus interest at the rates ranging from 3.5% to 3.86% p.a., secured by the branch facilities of Duque de Caxias, Uberlândia, Francisco Beltrão, Paranaguá and Faxinal dos Guedes units with a carrying value of R$227,345, present as property, plant and equipment.	502,986	523,170

PESA - Special Aid Program for Agribusiness payable in installments from 2005 to 2020, subject to the – General Price Index –Market – IGP-M (12,42% in 2004) plus interest rate of 9.76% p.a., secured by investments in debt securities with a carrying value of R$22,479 and sureties.	129,310	114,233

Other	21,846	19,570

	1,708,329	2,030,752
Less current portion of long- term debt	(676,954)	(663,916)
Long- term portion	1,031,375	1,366,836

The Company is subject to certain restrictive covenants contained in the IFC agreement. These covenants include a restriction on the payment of dividends in excess of the mandatory amount (see Note 15) without the prior agreement of the IFC. During 2003, the Company paid dividends in excess of that allowed under the IFC agreement. Consequently, such debt is callable should the IFC so desire. Therefore, the Company reclassified in 2003 the long-term portion of the IFC debt amounting to R$153 million from long-term debt to short-term debt, situation that was maintained for 2004 in the amount of R$129 million. There were no restrictions to the payments of dividends made in 2002 as they were in accordance with the mandatory amount. Payments of dividends on future distributable income in excess of the mandatory amount will require approval of the IFC prior to such payments until such time that the Company meets the financial ratio.

At December 31, 2004, long-term debt maturities were as follows:

2006	611,420
2007	91,465
2008	81,623
2009	62,047
2010	58,495
Thereafter	126,325
1,031,375

13.           Judicial Deposits

Judicial deposits are restricted assets of the Company and relate to amounts placed on deposit with the court and held in judicial escrow, pending resolution of related legal matters. The aggregate amounts of judicial deposits the Company has made for certain legal proceedings is approximately R$77 million and R$75 million at December 31, 2004 and 2003, respectively.

14.           Commitments and Contingencies

Commitments

The Company has entered into purchase commitments for production purpose (packing) amounting to approximately R$348 million at December 31, 2004 and is payable until 2009.

Contingencies

The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable legal judgment (see Note 13).

The Company’s labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	2004	2003

Tax	33,618	36,729
Civil	11,746	17,706
Labor	13,620	13,570
	58,984	68,005

Tax litigation

The main tax contingencies involve the following cases:

a)          Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$6,833, recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002).

b)         State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$17,543.

c)          Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$9,242.

The Company has other tax contingencies where the claimed amount is R$454,800, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$45,654, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

There are approximately 1,720 labor claims against the Company. These claims involve mainly the payment of overtime, and health exposure or hazard premiums, none of the amounts provide involve a significant amount on an individual basis.

Leasing

The Company has a non-cancelable operating lease, for an industrial unit that expires over the next three years. The lease contains a renewal option for 4 years and does not require any penalty in case the Company does not renew it. The Company does not pay executory costs such as maintenance or insurance. Rental expense during 2004 was R$27,512. There was no leasing expense in 2003 and 2002.

Future minimum lease payments under non-cancelable operating lease as of December 31, 2004 are:

Year ending December 31:
2005	31,200
2006	31,200
2007	31,200
Total	93,600

15.           Shareholders’ Equity

In accordance with Brazilian Corporate Law, a company is permitted to use appropriated and unappropriated retained earnings to increase capital. Such a capital increase must be approved by the Company’s Board of Directors. The allocation of the capital increase between preferred and common shares is proportional to the number of shares outstanding. Total appropriated retained earnings of R$300,000 in 2003 were used to increase capital.

The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

The Company’s by-laws provide to pay a mandatory dividend to common and preferred shareholders of at least 28% of annual net distributable income determined in accordance with Brazilian Corporate Law. As from 1997, preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. During 2004 and in February and March 2005, the Company paid dividends in accordance with the mandatory amount. In 2003, the payments of dividends were in excess of the mandatory amount.

Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2004 and 2003 the Company had in its statutory books the following amounts:

	2004	2003
Appropriated retained earnings:
Research and development reserve	65,833	43,568
Expansion reserve	644,881	392,420
Unappropriated retained earnings	24,932	24,932

Dividends paid per thousand shares in R$ were as follows:

	2004	2003	2002

Preferred	234,68	170.08	106.89
Common	213,34	154.61	97.18

The Company elected to characterize a portion of the 2004, 2003 and 2002 dividends as interest on capital (or interest attributable to shareholders’ equity) as discussed in note 3 h).

Brazilian Corporate Law and the Company’s by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly (a) 5% of net income (statutory accounts) must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP; (b) appropriation of 15% to a research and development reserve which is general reserve for support development of the Company’s operations; (c) appropriation from 15% to 60% to a expansion reserve. The legal reserve cannot be used to distribute dividends to shareholders.

The components of appropriated retained earnings at December 31, 2004 and 2003 were as follows:

	2004	2003

Legal reserve	56,727	34,462
Research and development reserve	65,833	43,568
Expansion reserve	644,881	392,420
	767,441	470,450

Costs or losses are not charged to appropriated retained earnings and no part of the appropriation is transferred to income.

During 2003, the Company terminated the stock award plan for its Director’s, which received a portion of their annual bonus in shares of preferred stock that were purchased in the market by the Company in the Director’s name. Based on the number of preferred shares each Director had received under this plan, which totaled approximately 711,000 preferred shares at the termination date; the Company paid in 2003 approximately R$240 to the Directors relating to the increase in the market value of these shares since their purchasing.

16.            Income Taxes

Income before provision for income taxes was as follows:

	2004	2003	2002

Domestic	410,134	61,376	199,590
Foreign	176,988	410,155	97,140
	587,122	471,531	296,730

A break-down between domestic and foreign income and social contribution tax (expense) benefit for the year is as follows:

	2004	2003	2002
Domestic:
Current	(32,057)	(38,653)	34,635
Deferred	(57,469)	40,099	(46,786)
	(89,526)	1,446	(12,151)
Foreign:
Current	(912)	(419)	(4)
Deferred	(5,661)	—	—
	(6,573)	(419)	(4)
	(96,099)	1,027	(12,155)

Brazilian income taxes consist of federal income tax and social contribution. The 2004, 2003 and 2002 statutory rates for these taxes were as follows:

Federal income tax	25.00%
Social contribution tax	9.00%
Combined statutory rate	34.00%

Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

The reconciliation of income tax at the Brazilian statutory rates to income tax expense follows:

	2004	2003	2002

Income before income taxes	587,122	471,531	296,730
Income tax expense, at Brazilian statutory taxes rates	(199,621)	(160,321)	(100,888)
Reversal of income tax liability on undistributed earnings of foreign subsidiary	—	—	3,113
Others permanent differences	5,593	(765)	(2,134)
Tax-exempt income in foreign subsidiary	65,277	132,992	40,756
Non-taxable (nondeductible) foreign currency exchange gain (loss)	(17,231)	(21,651)	23,791
Benefit from deductibility of interest attributed to shareholders’ equity (Note 3 h))	49,883	50,772	23,207
Income tax expense	(96,099)	1,027	(12,155)

During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to permanently reinvest the earnings of this foreign subsidiary, no income tax payment is required. At December 31, 2004, subsidiary had cumulative earnings of R$619 million that are not tax effected. If such cumulative earnings were to be distributed to the Company, approximately R$93 million of taxes would be paid.

Deferred tax assets and liabilities are comprised of the following:

	2004	2003
Deferred tax assets:
Employee bonus accrual	16,928	47,751
Accrued contingencies	20,055	24,644
Accrued employee benefit liability	8,268	5,744
Tax loss carryforwards	19,079	27,026
Property, plant and equipment	56,535	64,051
Deferred charges	6,631	9,854
Other (mainly timing differences for tax purposes)	18,029	21,979
Total deferred income tax assets	145,525	201,049

Deferred tax liabilities:
Property, plant and equipment	(34,063)	(33,930)
Pension plan	(16,767)	(8,926)
Unrealized gains from foreign currency and interest rate swap contracts	(16,484)	(15,361)
Unrealized gains from investments in debt securities	—	(12,578)
Other	(1,285)	(2,775)
Total deferred tax liabilities	(68,599)	(73,570)
Net deferred tax assets	76,926	127,479
Current portion	(20,372)	(54,672)
Non current portion	56,554	72,807

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax loss carryforwards at December 31, 2004.

The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2004 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company.

Loss carryforwards have no expiration date and are available to offset up to 30% of future taxable income in any given year. At December 31, 2004, the Company had loss carryforwards of R$49,918 for income tax and R$73,333 for social contribution tax.

17.           Risk Management and Financial Instruments

The Company’s operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the “VAR -Value at Risk”, and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits.

a) Exchange rate risk

Since much of Sadia’s debt is denominated in U.S. dollars, the Company minimizes in part the effects of unfavorable exchange movements by holding cash, cash equivalents and available-for-sale instruments denominated in U.S. dollars. Accordingly, if the real devalues against the U.S. dollar and it results in a foreign exchange loss, the Company records an offsetting gain from these dollar denominated contracts. Additionally to protect against further possible devaluation of the real, the Company enters into foreign currency and interest rate swap contracts. The Company does not enter into derivatives contracts for speculative purposes.

b) Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

c) Grain purchase price

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into future or options contracts to protect itself against changes in the commodities price; however it maintains a risk management strategy based on its inventory policy through physical control, which includes acquisition of grains with fixed and non-fixed prices.

d) Estimated market values

The Company used the following methods and assumptions in estimating the fair value disclosures of its financial instruments at December 31, 2004 and 2003:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Held-to-maturity securities: The fair value of held-to-maturity securities are estimated based on quoted market prices of comparable contracts. -

Investments in debt securities: The market values of investments in debt securities were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risk, or based on the market quotations of these securities.

Accounts and notes receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

Long and short-term debt: The carrying amounts of short-term debt approximate their fair values. The carrying amount of long-term debt approximates their fair values due to the variable rate nature of the major portion of such debt.

Foreign currency and interest rate swap contracts: The fair values of foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2004 and 2003 the notional amounts of the outstanding contracts were R$1,358,855 and R$1,274,700 and the measurement of these contracts at fair values resulted in a loss of R$109,523 and R$53,090, respectively. The Company recognizes these contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlements on the contracts occur at times specified in each agreement. The Company intends not to terminate any of these contracts prior to maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2003. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2004
	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	764,178	764,178
Investments in debt securities	1,589,796	1,589,796
Accounts and notes receivable	491,359	491,359
Financial liabilities:
Short-term debt	941,071	951,471
Suppliers	483,566	483,566
Long–term debt	1,031,375	1,075,973

18.            Supplementary Retirement Plan

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) 80% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$537,420 and R$522,703 at December 31, 2004 and 2003, respectively. The Company expects to contribute approximately R$5,000 to the plan during fiscal year 2005.

As of January 1, 2001, the Company began sponsoring two new defined benefit plans to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those benefit plans were R$59,487 and R$54,719, respectively, at December 31, 2004 and R$53,686 and R$49,414, respectively, at December 31, 2003.

Information regarding the plans follows:

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	615,052	510,394
Net service cost	20,810	14,609
Interest cost	67,738	56,236
Participants contributions (service cost)	6,194	5,482
Actuarial loss	(36,836)	56,401
Benefits paid	(32,967)	(28,070)
Benefit obligation at end of year	639,991	615,052
Change in plan assets
Fair value of plan assets at beginning of year	756,642	545,683
Actual return on plan assets	166,792	227,029
Company contributions	8,295	6,045
Participant contributions	5,933	5,955
Benefits paid	(32,967)	(28,070)
Fair value of plan assets at end of year	904,695	756,642
Funded status
Funded status at end of year	264,704	141,590
Unrecognized transition asset	(5,649)	(7,531)
Unamortized prior service cost	27,318	29,715
Unrecognized net actuarial gain	(258,937)	(153,020)
Net amount recognized	27,436	10,754

	2004	2003
Amounts recognized in the statement of financial position
Intangible asset	26,508	29,513
Prepaid pension plan	49,316	26,254
Accrued benefit liability	(48,388)	(45,013)
Net amount recognized	27,436	10,754

The following projected benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	25,535
2006	26,648
2007	27,851
2008	29,187
2009	30,517
2010 -2014	174,606

The pension plan weighted-average asset allocation at December 31, 2004 and 2003, by asset category, is as follows:

	2004	2003

Debt securities	53%	51%
Equity securities	36%	36%
Real estate	10%	12%
Others assets	1%	1%
	100%	100%

The investment strategy adopted by Attilio Francisco Xavier Fontana Foundation for the pension plans sponsored by the Company is to maximize the rates of return on plan assets within an acceptable level of risk aiming to minimize the cost of providing pension benefits while maintaining adequate funding levels. Such investment strategy is revised on an annual basis. The current strategic targets are to have a pension asset portfolio comprising of 36% equity securities, 53% debts securities (substantially comprised of fixed and variable income investment funds) and 10% real state. The plan assets portfolio does not include any hedging, futures or derivative instruments.

Equity securities at December 31, 2004, are entirely represented by 24,998,558 common shares and 5,400,000 preferred shares of the Company (24,998,558 common shares and 6,970,000 preferred shares at December 31, 2003) with an aggregate fair value of R$136,242 and R$32,292 at December 31, 2004. During 2004, the plan sold 1,570,000 preferred shares of the Company. Dividends paid by the Company on shares held by the plan were R$7,042 for the year ended December 31, 2004 (R$7,364 in 2003).

The pension plan is one of the investors in the special purpose entity organized as an investment fund for which the Company is selling domestic receivables as disclosed in Note 11. During 2003, the pension plan invested approximately R$20 million (2,000 quotas) in the investment fund. In return for the amount invested, the pension plan received shares from the investment fund. As of December 31, 2004 such investment amounted to approximately R$27 million.

	2004	2003
Weighted-average assumptions
Discount rate	11.3%	11.3%
Expected return on plan assets	12.4%	12.4%
Rate of compensation increase	7.1%	7.1%

The Company uses a December 31 measurement date for its plans. In developing the expected rate of return on plan assets, the Company considered the actuarial assumptions recommended by its independent actuaries, which basically reflect expectations of future returns.

	2004	2003	2002
Components of net periodic benefit cost
Service cost	20,810	14,609	14,424
Interest cost	67,738	56,236	47,167
Expected return on plan assets	(92,401)	(66,521)	(55,589)
Amortization of transition asset	(1,882)	(1,882)	(1,882)
Amortization of prior service cost	2,397	2,397	2,397
Recognized net actuarial gain	(5,049)	—	(996)
Net periodic pension cost (credit)	(8,387)	4,839	5,521

19. Segment and Related Information

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments and decides on the allocation of resources. This approach is required by FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, and has been applied for all periods presented.

The Company has three identifiable reportable segments: Processed products, Poultry and Pork.

The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil, which has been adjusted for US GAAP in the following presentation:

a) Segment information

	2004	2003	2002
Net operating revenue
Processed products	2,764,194	2,412,989	1,818,464
Poultry	2,986,062	2,275,888	1,907,479
Pork	593,345	559,578	478,989
Other	35,621	43,669	33,911
Adjustments for US GAAP presentation	(269,997)	(210,407)	(99,773)
Total net operating revenue	6,109,225	5,081,717	4,139,070

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2004	2003	2002
Depreciation expense
Processed products	(48,708)	(54,069)	(46,747)
Poultry	(56,682)	(54,653)	(49,056)
Pork	(11,003)	(14,565)	(13,309)
Other	(973)	(961)	(880)
Total depreciation expense allocated to Segments	(117,366)	(124,248)	(109,992)
Depreciation allocated to administrative expenses	(12,743)	(12,814)	(12,493)
Adjustments for US GAAP presentation	31,043	37,801	30,349
Total depreciation expense	(99,066)	(99,261)	(92,136)

40

	2004	2003	2002
Segment operating income
Processed products	274,197	268,483	57,618
Poultry	260,393	198,410	235,217
Pork	70,902	36,593	39,655
Other	(3,765)	8,189	6,440
Adjustments for US GAAP presentation	33,302	(110,666)	6,392
Total operating income	635,029	401,009	345,322
Interest expense	(413,461)	(449,408)	(317,719)
Interest income and other	309,454	481,609	263,342
Foreign currency exchange gain (loss), net	20,672	52,833	(40,632)
Adjustments for US GAAP presentation	35,428	(14,512)	46,417
Income before income taxes, equity income or loss of investees and minority interest	587,122	471,531	296,730

Segment assets
Processed products	491,982	449,860	468,610
Poultry	380,708	348,312	362,567
Pork	108,060	109,750	124,222
Other	76,910	49,535	54,537
Adjustments for US GAAP presentation	(110,485)	(128,454)	(149,866)
Total property, plant and equipment	947,175	829,003	860,070

Reconciling items - corporate assets
Cash and cash equivalents	2,406,125	2,610,961	2,315,136
Accounts and notes receivable, net	349,605	453,936	374,708
Inventories	1,172,736	920,564	877,366
Other corporate assets	739,691	544,748	639,369
Adjustments for US GAAP presentation	105,156	661,787	(240,888)
Total consolidated assets	5,830,973	6,149,453	4,975,627

Capital expenditures
Processed products	93,220	45,056	48,419
Poultry	91,179	43,799	37,498
Pork	9,759	5,709	17,960
Other	52,286	15,656	17,475
Adjustments for US GAAP presentation	(7,340)	(4,470)	(9,230)
Total segment capital expenditures	239,104	105,750	112,122

b) Export sales by region/market

	2004	2003	2002

Europe	985,746	912,252	581,936
Middle East	802,935	632,991	542,748
Asia	602,202	353,731	291,948
South America	387,130	130,322	50,944
Emerging markets (mainly Russia and other former Soviet Union countries)	806,520	630,332	491,804
Adjustments for US GAAP presentation	(191,869)	(130,349)	(31,383)
	3,392,664	2,529,279	1,927,997

Revenues are attributed to regions based upon where the products are shipped.

All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries.

The adjustments for US GAAP presentation as demonstrated above comprise differences between the Company’s statutory accounting records prepared in accordance with Brazilian GAAP and the consolidated financial statements prepared in accordance with U.S. GAAP. The primary differences relate to:

a)                Elimination of assets, liabilities, revenues, costs and expenses of equity method accounted investees that are accounted for using the proportional consolidation method under Brazilian GAAP;

b)               Acceleration of depreciation rates for certain property, plant and equipment items under Brazilian GAAP;

c)                Reclassifications of certain assets, liabilities and income statement lines reported under Brazilian GAAP for the presentation of accompanying consolidated financial statements in accordance with US GAAP;

d)               Accounting for the transfer of receivables (as disclosed in Note 11) as a financing in the accompanying consolidated financial statements rather than as a sale as accounted for under Brazilian GAAP.

20. Supplemental Disclosures of Cash Flow Information

	2004	2003	2002

Income taxes paid	3,070	3,321	1,333
Interest paid (including exchange variation)	228,922	204,871	146,151

21. Supplemental Interest Expense and Interest Income and Other

	2004	2003	2002

Interest expenses
Interest and charges on real debt	(154,988)	(293,904)	(167,269)
Interest and charges on U.S. dollar debt	(398,831)	(101,070)	(113,972)
Loss on sale of securities	(110,000)	—	—
Other	(27,646)	(55,224)	(36,514)
	(691,465)	(450,198)	(317,755)

Interest income and other, net
Interest income on cash equivalents and investments in debt securities	540,217	357,280	245,798
Gain on sale of securities	—	69,650	—
Other	30,622	32,820	20,664
	570,839	459,750	266,462

22. Subsequent Events

As communicated to the market on December 22, 2004 Sadia S.A., pursuing to improve its presence in the central part of the country, acquired on January 3, 2005, 100% of the shares of Só Frango Produtos Alimentícios Ltda. for US$26,5 million.

In January 2005, Sadia S.A. and its joint venture partner in the investment Concórdia Foods Ltd., which had an objective to attend the retail and food service in the United Kingdon and Ireland, decided to discontinue the activities of this company. This decision did not generate any obligation to any party. The business previously performed by Concórdia Foods Ltd. is now performed by Sadia U.K. Ltd.

