Form 20-F/A
period 2004-12-31
SADIA S.A.
filed 2005-11-14
CIK 1130968

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 on Form 20-F/A is being filed solely to amend the description of environmental issues affecting the Company’s activities, in Item 4; to amend the Operating and Financial Review and Prospects, principally with respect to the discussion of liquidity and capital resources; to restate the scope and content of control and procedures described in Item 15; and to amend notes 3(e) and (g) and note 14 of the Company’s financial statements, included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed on July 7, 2005.

No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.01, 12.02, 13.01 and 13.02 have been refiled in their current form. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.”

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

The Company utilizes firewood in its productive process under the Brazilian environmental legal requirements and authorized by the IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis), the Brazilian Environmental and Renewable Natural Resources Institute.  This firewood comes from the Company’s owned forest land and from third parties, and is used as fuel to warm up the boiler.

The only environmental requirement for Sadia related to its owned forest land is to maintain at least 20% of the Company’s forest land as native forest.  Sadia is in compliance with such requirement.

Moreover, the Company has a program for being self sufficient in firewood, maintaining forest land for all of its manufacturing units.  These areas total 17 thousand hectares and supply 65% of the Company’s current firewood requirements.

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

The changes that occurred in the net cash provided by operating activities in 2003 in relation to 2002 and 2004 were due to the following:

Changes in 2004 relative to 2003:

Changes in Recoverable Taxes and Other Assets were higher than 2003 due to changes in the COFINS legislation in 2004. The new legislation allowed companies to net the sum of the COFINS tax obligations generated from sales and the COFINS tax credits generated in the purchase of raw materials. Moreover, as sales from exported goods do not generate COFINS tax obligations, the Company, as an exporter, had a positive net sum in the Recoverable Taxes and Other Assets account.

Inventories were higher in 2004 than 2003, such increase being attributable to lower than expected demand in the domestic market during 2003. Additionally, the Company was stimulated to stock up on grains during the end of 2004 as their prices were lower than their 2003 value.

Changes in Accrued Interest, Net was larger than its 2003 value due to changes in the Company’s finance strategy in 2004, which started focusing on less volatile securities associated therefore with lower interest rates.

Changes in Social Charges, Taxes Payable, Other Liabilities’ account was larger than its 2003 value due to payment of the Employee Bonus.

Changes in 2003 relative to 2002:

Changes in Recoverable Taxes and Other Assets were due to a final favorable judicial decision in which it was ruled that the Company had paid export duties in excess of that required by law, generating a tax credit in 2002. These tax credits were then partially utilized and recovered in 2003 with other tax obligations.

The low prices of grains in the last quarter of 2003, compared to those in the last quarter of 2002, allowed inventory value at December 31, 2003 to be lower than its value on December 31, 2002.

Accrued interest, net was larger in 2003 than its 2002 value as the Company increased significantly in 2003 hedge operations with Foreign Currency and Interest Rate Swap Contracts. Moreover, accrued interest increased in 2003 due to the effects of overall higher interest rates incurred compared to 2002. Among other reasons, overall interest rates increased in 2003 as the Company changed to a finance strategy focused on debt securities with higher volatility.

Social charges, taxes payable, other liabilities’ account was larger in 2003 than its 2002 value due to Sadia’s provision for the Employee Bonus in 2003.

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

Sadia does not have any contractual purchase obligations associated with its animal feed requirements.

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

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROL AND PROCEDURES

An evaluation as of December 31, 2004 was carried out under the supervision and with the participation of the Company’s management including its Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.  Based on the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.  No changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

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

List of Exhibits

1.01 Sadia by laws (Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on July 12, 2005.)

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

12.01 Certification by the Company’s Chief Executive Officer required by Item 15

12.02 Certification by the Company’s Chief Financial Officer required by Item 15

13.01 Certification pursuant to 18 U.S.C. Section 1350.

13.02 Certification pursuant to 18 U.S.C. Section 1350.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SADIA S.A.

Date: November 11, 2005

By:	/s/ Gilberto Tomazoni	By:	/s/ Luiz Gonzaga Murat Jr.
Name:Gilberto Tomazoni		Name: Luiz Gonzaga Murat Jr.
Title: Chief Executive Officer		Title: Chief Financial Officer

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

e)               Inventories

Processed products, livestock (excluding breeders), work-in-progress, raw materials and supplies and other are valued at the lower of cost (average method) or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor and manufacturing and production overhead, which are related to the purchase and production of inventories. Costs of poultry and hog breeders are included in inventory which includes the allocated costs of feed, medicines and labor. These costs are accumulated in inventory of approximately six months, until the breeders start the production cycle. The breeders, which are accumulated in batchs in case of poultry, have an estimated production of offspring and after they start the production cycle, their accumulated costs are amortized based on the actual numbers of offspring produced over the total estimated production. The Company periodically reviews the estimated number of offspring to be produced by the batch and revises its estimate accordingly. The amortization is allocated to poultry and hog production costs. The productive life of breeders varies from 15 to 30 months. Normal losses in hog stock and poultry are inventoried and abnormal losses in stock are expensed immediately as cost of goods sold.

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

g)              Accounting for the Impairment of Long-Lived Assets

The Company reviews its property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which the Company is able to attribute identifiable future cash flows. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews to date have not indicated the need to recognize any impairment losses, except for the impairment recorded in 2003 as described in note 10.

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

Labor claims

There are approximately 1,720 labor claims against the Company.  These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis.  The total amount of such labor claims amount to R$ 30,267 thousand and a provision of R$ 13,620 thousand has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

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

