Form 20-F
SADIA S.A.
filed 2006-06-30
CIK 1130968

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]                                            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15184

SADIA S.A.

(Exact Name of Registrant as Specified in its Charter)

Federative Republic of Brazil

(Jurisdiction of Incorporation or Organization)

N/A

(Translation of Registrant's name into English)

Rua Fortunato Ferraz, 365

Vila Anastácio, Sao Paulo, SP

05093-901, Brazil

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class Preferred Shares, no par value per share, each represented by American Depositary Shares	Name of Each Exchange on which Registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of SADIA S.A. as of December 31, 2005, was:

257,000,000 Common Shares, no par value per share

423,495,712 Preferred Shares, no par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  X  No  __

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1034.

Yes       No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

(X) Large accelerated filer                                   Accelerated filer                   Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17       Item 18  X   .

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman, Greenberg Traurig, LLP

200 Park Avenue, New York, New York 10166

PART II.............................................................................................................................................................................................98

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES....................................................98

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.............................................................................................................................................................................................98

GENERAL

Unless otherwise indicated, all references contained herein, to the “Company”, to “Sadia”, or to “Sadia Group” are references to Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), and its consolidated subsidiaries: Sadia International Ltd.; Sadia GmbH; Rezende Marketing e Comunicaçao Ltda., Rezende Óleo Ltda., and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

Presentation of Certain Financial Information

References to “preferred shares” and “common shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as “açoes preferenciais” and “açoes ordinárias”, respectively, each without par value. All references herein to the "real," "reais" or "R$" are to the real, the official currency of Brazil since July 1, 1994. All references to (i) “U.S. dollars”, “dollars” or “US$” refer to United States dollars, (ii) “km” to kilometers, and (iii) “tons” to metric tons.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

U.S. GAAP Presentation

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2005, 2004, 2003, 2002, and 2001 are derived from the audited U.S. GAAP financial statements, which differ in certain respects from accounting practices adopted in

Brazil (defined as Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended (Brazilian corporate law), and the rules and regulations of the Comissao de Valores Imobiliários, or CVM, the Brazilian Securities Commission.

SADIA S.A.

SELECTED FINANCIAL DATA

Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (In thousands of reais - R$, except numbers of shares and per share amounts)

	2005	2004	2003	2002	2001

Net Operating Revenue	7,317,842	6,109,225	5,081,717	4,139,070	3,602,470
Operating Income	680,903	635,029	401,009	345,322	487,853
Net income	603,268	489,501	473,268	284,262	203,484

Basic earnings per thousand shares in R$:
Preferred	885.08	742.42	717.80	431.14	308.62
Common	885.08	674.93	652.54	391.94	280.56

Diluted earnings per thousand share in R$:
Preferred	884.38	742.42	717.80	431.14	308.62
Common	884.38	674.93	652.54	391.94	280.56

Dividends paid per thousand shares in R$:
Preferred	231.96	234.68	170.08	106.89	69.75
Common	210.87	213.34	154.61	97.18	63.41

Total Current Assets	4,588,176	3,944,802	3,645,379	2,759,217	1,562,713
Total Assets	6,707,284	5,830,973	6,149,453	4,975,627	3,325,305

Total Current Liabilities	2,625,812	2,766,719	2,969,833	2,591,383	1,335,176
Total Liabilities	4,081,472	3,064,254	3,179,620	2,384,244	1,990,129
Total Shareholders’ Equity	2,228,117	1,838,364	1,521,585	1,057,759	967,181

Weighted average number of shares outstanding:
Preferred	424,595,712	425,695,712	425,695,712	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000	257,000,000	257,000,000

The exchange rates of real amounts into U.S. dollars for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and January 2006 through May 2006 are shown in the table below:

	Reais per U.S. Dollar

Year Ended December 31,	High	Low	Average	End of Period
2001	2.8007	1.9353	2.3532	2.3204
2002	3.9552	2.2709	2.9983	3.5333
2003	3.6623	2.8219	3.0600	2.8892
2004	3.2051	2.6544	2.9171	2.6544
2005	2.7621	2.1633	2.4125	2.3407

	Reais per U.S. Dollar

Months Ended	High	Low
January 2006	2.3460	2.2116
February 2006	2.2217	2.1177
March 2006	2.2238	2.1067
April 2006	2.1542	2.0892
May 2006	2.3711	2.0586

B. Capitalization and Indebtedness

            Not applicable

C. Reasons for the offer and use of proceeds

                Not applicable

D. Risk Factors

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the Company’s business and the market price of the preferred shares.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved interest rate increases, wage and price controls, currency devaluations, freezing of bank accounts, capital controls and limits on imports.

Sadia's results of operations and financial condition may be adversely affected by the following factors and governmental reaction to them:

•      fluctuations in exchange rates;

•      interest rates;

•      inflation;

•      tax policies;

•      exchange controls;

•      energy shortages;

•      liquidity of domestic capital and lending markets; and

•      other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian capital markets. These and other developments in the Brazilian economy and governmental policies may adversely affect the Company and its business.

Inflation and government actions to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect the Company´s business.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as certain government efforts to combat inflation, has had significant negative effects on the Brazilian economy. Inflation rates were 25.31% in 2002, 8.71% in 2003, 12.41% in 2004 and 1.21% in 2005, as measured by the Índice Geral de Preços-Mercado, or the IGP-M. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil.

If Brazil experiences high levels of inflation in the future, the rate of growth of the Brazilian economy may be slowed, which would lead to reduced demand for the Company´s products in Brazil. Inflation also is likely to increase some of Sadia´s costs and expenses, which the Company may not be able to pass on to its customers and, as a result, may reduce profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing its real-denominated debt may increase. Inflation may, in addition, hinder access to capital markets, which could adversely affect the Company´s ability to refinance its indebtedness. Inflationary pressures may also lead to the imposition of government policies to combat inflation that could adversely affect its business.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the Company’s financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

The Company's results of operations are affected by exchange-rate fluctuations between the Brazilian real and the U.S. dollar.

The real appreciated 22.3% in 2003, 8.9% in 2004 and 13.4% in 2005 against the dollar. On December 31, 2005, the U.S. dollar/real exchange rate was US$1.00 per R$2.3407.

Devaluation of the real relative to the U.S. dollar also could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, a devaluation of the real could weaken investor confidence in Brazil. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce the Company´s ability to meet debt service requirements of its foreign currency-denominated obligations.

Export revenues and the Company´s margins are also affected by the real fluctuations in relation to the U.S. dollar. Production costs are denominated in local currency but export sales are denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when they are translated to reais in the periods in which the Brazilian currency appreciates in relation to the U.S. currency.

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

•              If a holder resides outside Brazil and owns no real property in Brazil, such holder must provide a bond to guarantee court costs and legal fees in connection with litigation in Brazil; and

•              Brazilian law limits the ability of a judgment creditor of the Company to satisfy a judgment against the Company by attaching certain of its assets.

Risks Relating to the Company’s Business

The business involves breeding of animals and meatprocessing

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

Grains are the most representative isolated component of COGS and are exposed to the volatility of the commodity markets

The Brazilian foodstuffs industry, like the processed feed industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and lower profitability. The Company believes that domestic prices and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company’s results will not be adversely affected by future downturns in market prices. The largest single component of the Company’s cost of sales is the cost of ingredients used in the preparation of feed. The price of most of the Company’s feed ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors.

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

Competition in both domestic and foreign livestock and food processing sector is very strong

The Company faces significant competition from other Brazilian producers in the domestic markets in which it sells its products, and from world producers in the export markets in which it sells its products. Other major vertically integrated Brazilian producers compete with the Company. To varying degrees, these companies have substantial financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company’s performance will not be adversely affected by increased competition.

Protectionist measures could restrict Company exports

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

FMD Cases in Brazil can indirectly affect pork sales and adversely impact the results of the Company

Although the detected Foot and Mouth Disease (FMD) cases in the northeast region of Brazil in the past have affected only cattle, hogs can also be contaminated. Cases of FMD were identified in the states of Mato Grosso and Paraná during the second half of 2005. The Company´s animal breeding facilities are located in the states of Santa Catarina and Minas Gerais, internationally recognized FMD free regions. No assurance can be given, however, that we will not be affected by FMD, either directly or through limitations on exports imposed by importing countries.

An outbreak of Avian Influenza could require the destruction of a significant portion of the Company´s flocks of fowl

Recent outbreaks of a strain of virus, H5N1, known as Avian Influenza (“AI”), have been reported in Europe and India. Earlier outbreaks were reported during late 2003 and early 2004 in eight countries in Asia. At that time, more than 100 million birds in the affected countries either died from the disease or were destroyed in order to try to control the outbreak. The virus, which is believed to be spread from region to region by infected wild birds, represents a significant risk to flocks of fowl, which if infected must be destroyed to assure containment of the virus. No AI has been detected in Brazil and climatic conditions and distance from previous outbreaks reduce the likelihood of any outbreak. In 2003, through a joint effort of the Brazilian Ministries of Agriculture, Health and Environment, Brazil implemented a program to monitor and test birds with potential to carry the Avian Influenza virus from the South Pole.

In addition to the animal health requirements, which are part of the Brazilian National Poultry Health Program, Brazil has adopted a range of measures intended to limit the possibility of an outbreak of AI, including: tightened controls at ports and airports for travelers arriving from Asia; a prohibition on the importation of paddy rice from Asia; restrictions on visits to Brazilian poultry farms by travelers from Asia; and restrictions on the importation of poultry genetics.

Additional preventative measures have been discussed and the Brazilian government has proposed and approved the adoption of a National Plan for the Prevention and Control of Newcastle Disease and the Prevention of Avian Influenza (Plano Nacional de Controle e Prevençao da Doenca de Newcastle e de Prevençao de Influenza Aviária) which will conform with OIE (World Organization for Animal Health) standards. These measures are intended to assure international markets that Brazil maintains sanitary barriers between states. Specific measures include regulation of animal transportation, traceability, blood tests, designated laboratories and other controls to monitor production conditions on a regional basis. These measures are intended to permit the early detection of contamination in one region and to prevent the spread of that contamination to other regions within Brazil. Because the virus that causes AI is destroyed by cooking, it is generally agreed that the consumption of contaminated poultry does not present a threat to human health.

Despite measures adopted by the Company, the Brazilian government, and other poultry producers, no assurance can be given that the Company will not be affected by AI, either directly or through limitations on exports imposed by importing countries.

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

If the Company loses any of its largest clients, or if they significantly reduce the amount they purchase from the Company, its revenue and operating income could be materially adversely affected

The Company´s ten largest customers in 2005 accounted for approximately 20% of total domestic sales and approximately 10% of total gross sales. While the Company has been developing new client-oriented policies to reduce the concentration of revenues, if it loses any of its ten largest customers or if they reduce significantly the amount they purchase from the Company, revenues and operating income could be materially adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Sadia is a public held company, incorporated in Brazil on June 7, 1944, and therefore is subject to the requirements of Law No. 6,404, dated December 15, 1976, as amended by Law 9.457/97 (Brazilian corporate law), and the rules and regulations of the Comissao de Valores Imobiliários, or CVM, the Brazilian Securities Commission.

Sadia is Brazil’s leading refrigerated and frozen protein products company, operating in the processed product, poultry and pork segments. The Company believes that its brand name and distinctive logotype are among the most widely recognized and admired in Brazil and in the foreign markets in which it market its products, associated with quality, tradition and value. The Company’s central administrative headquarters are located at Rua Fortunato Ferraz, 365, Vila Anastácio, Sao Paulo, state of Sao Paulo, Zip

Code 05093-901, Brazil, telephone number (55 11) 2113-3465, and the Company’s website is www.sadia.com.br or www.sadia.com and e-mail address is ri@sadia.com.br. Materials posted on the website are not deemed incorporated by reference into this annual report nor made a part hereof.

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

In December 1999, Sadia acquired the capital stock of Granja Rezende S.A. (primarily a producer and distributor of poultry and pork products) and its wholly owned subsidiaries Rezende Alimentos Ltda., Rezende Óleo Ltda. and Rezende Marketing Comunicaçoes Ltda.

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

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks. In June 2001, the Company adhered to the level one corporate governance with Bovespa, certifying its commitment to transparency and fair disclosure of information.

In the second half of 2001, Sadia and Sun Valley, U.K. based subsidiary of Cargill Foods, formed a partnership. This partnership gave rise to Concordia Foods Ltd., Worcester, UK. In January 2005, the partnership between Sadia and Sun Valley was discontinued, the legal entity is being phased out. Sadia U.K. Ltd., assumed the operations once performed by Concordia Foods Ltd.

In August 2001, Sadia opened a distribution center (DC) in Jundiaí, Sao Paulo, to supply the Sao Paulo state region, considered the largest market in Brazil. The Jundiaí DC, is a technological milestone for the Company with 20,000 square meters of area. The Company invested R$ 23 million in facilities and IT structure.

In May 2002, Sadia GmbH and its subsidiary, Laxness F.C.P.A. Lda. (Laxness) were created, aiming to leverage exports to the European market. In February 2005, Laxness changed its name to Wellax Food Logistics C.P.A.S.U. Ltd (Wellax).

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

In November 2005, Sadia decided to return to the beef segment due to the belief  that it represents a complementary business to the Company’s activities. Sadia’s strategy in this segment is to concentrate sales towards the external market; for the domestic market the Company will focus its efforts on special beef cuts.

Reclassification

The Company reclassified the poultry and hog breeders, reclassifying them from inventories to property, plant and equipment, since breeders are generally accounted for as fixed assets and also because they contribute to the cost formation of the poultry and hogs raised for commercial purposes. The Company has not changed the breeders’ estimated useful life.

The breading stock (net of depreciation) in the amount of R$108,065 for the year ended December 31, 2004 has been reclassified from inventories to property, plant and equipment and its related depreciation in the amount of R$58,755 and R$50,837 for the years ended December 31, 2004 and 2003 respectively has been added to the depreciation and amortization line item under operating activities in the statements of cash flows for these respective years. Also, the amount of R$85,813 and R$73,594 has been added to the purchase of property, plant and equipment line item under the investing activities in the statements of cash flows for the years ended December 31, 2004 and 2003, respectively.

Investments

In the last years Sadia has continually increased its level of capital expenditures.

In 2005, an amount of R$ 742.4 million was invested, of which R$ 194.6 million (26.2%) was directed towards the processed products segment, R$ 372.8 million (50.2%) towards poultry, R$ 27.0 million (3.6%) to pork and the remaining R$148 million (20%) mainly to information technology. These investments were made in order to supply the growing demand in the domestic and external markets.

As part of the 2005 investment plan, in January 2005 Sadia acquired 100% of Só Frango Produtos Alimentícios Ltda. (“Só Frango”), for R$70.3 million. Só Frango was active in poultry slaughtering and processing as well as in the production of animal feed meal. Its product line ranges from whole chicken, special frozen and chilled cuts to sausages and cold cut meats. With 1,700 employees, Só Frango generated R$220 million in gross revenues in 2004 and had a slaughtering capacity of 150,000 chickens per day. In April 2005, Só Frango was merged into Sadia S.A.. Sadia intends to expand this capacity over the next five years to 400,000 chickens per day, which should generate 2,000 new direct jobs and around 12,000 indirect jobs. All operations with out growers and suppliers, as well as Só Frango’s job positions, have been maintained. Through this acquisition, the Company strengthened its presence in the central region of Brazil, close to raw material producers and to main centers of consumption.

As part of the 2005 and 2006 investment plan Sadia is undertaking a sizeable expansion at the Uberlândia Complex, which will require investments of over R$400 million intended to increase the capacity of all of its production lines. The Company will invest R$185 million, the integrated out growers will invest R$180 million, and R$36 million will be invested in logistics in 2006. The R$185 million investment will be distributed as follows: R$44 million to pork production, increasing the slaughter capacity from 700,000 heads to 1.6 million heads; chicken production will receive R$46 million to increase the slaughter capacity from 43 million heads to 88 million heads; the turkey line will receive R$35 million to increase its capacity of 7 million heads to 11 million heads. Sadia will also invest R$44 million in the construction of a new feed plant, R$7.5 million to expand the production of processed products and R$8 million in the storage of grains. The Uberlândia Complex will also house the Company’s second margarine plant. This represents an investment of R$60 million and is expected to become operational in the second half of 2006.

In 2004, the amount invested was R$324.9 million, of which R$93.2 million (28.7%) was directed towards the processed products segment, R$146.6 million (45.1%) towards poultry, R$40.1 (12.3%) to pork. The remaining  R$44.9 million (13.8%) was directed towards the Ponta Grossa distribution center located in the state of Paraná, and towards the upgrade of the management software, SAP.

In 2003 Sadia invested R$179.3 million.

Investment Plans

For 2006, the total expected investment is R$ 850 million, of which R$ 400 million will be directed towards the State of Mato Grosso units and the remaining towards new projects in Uberlândia (MG), Toledo and Ponta Grossa (PR), as well as expansions in units in the state of Santa Catarina. These investments are intended to ensure better service to Sadia’s customers, both domestic and international. The Company expects to fund its investment plan with available cash flow generated from operations.

From 2006 to 2009, Sadia plans to invest R$1.5 billion in the state of Mato Grosso. The Company will be responsible for R$800 million, and the remainder will be invested by its outgrowers. The amount will be directed towards the construction of two poultry slaughter houses, one in the city of Lucas do Rio Verde, and the other in the city of Campo Verde. Each one of them will have the slaughter capacity of 500 thousand animals per day. As part of this investment, Sadia will also set up a slaughter and industrialization hog unit, with slaughter capacity of 5 thousand animals per day in the city of Lucas do Rio Verde, and a feed factory. The new units are expected to generate 8 thousand direct jobs and 24 thousand indirect ones.

Additional information on this investment plan are as follow:

• Sadia’s R$800 million investment will be distributed as follows: 50% in 2006; 25% in 2007 and the remainder 25%, in 2008.

• From 2007 on, the poultry slaughter houses will operate with 20% of capacity. In 2008, it is expected that these units will operate with 85% of capacity, reaching their full capacity in 2009.

• The expected additional annual revenue for poultry is R$1.2 billion by 2009, and the expected additional revenue for the hog unit is R$400 million by 2009.

• The R$800 million investment does not contemplate additional working capital, which will add up to R$140 million in 2009, for the 3 units.

• The tax incentives will be similar to those obtained in other states in the Midwest and better than those obtained in the southern states of Brazil.

B. Business Overview

Sadia is the leader in all of the markets in which it operates within Brazil (see “Market Share”), with a product portfolio of over 1,000 products. According to the Brazilian Chicken Exports Association (ABEF),

the Company is the largest Brazilian slaughterer and distributor of poultry and pork products, as well as the largest domestic exporter of poultry. Sadia is also the largest domestic distributor of frozen and refrigerated meat-based products (according to AC Nielsen), and leader in the Brazilian market for margarine. As of December 31, 2005, the Sadia Group had 45,537 employees, one of the largest employers in Brazil. During 2005 Sadia sold 950.7 thousand tons of poultry, 140.2 thousand tons of pork and 738.7 thousand tons of processed products, including frozen and refrigerated meat-based products and margarine, generating gross operating revenues of R$8.3 billion and net income of R$603.3 million.

The Company’s high degree of vertical integration ensures control at all stages of production and distribution of products. Sadia’s operations include breeding farms for poultry and hog grandparent and parent stock, hatcheries, pork breeding centers, slaughterhouses, processing units, animal feed production plants, representative offices and distribution centers. The Company pioneered the vertical integration of poultry and hog breeding in Brazil, initially in the state of Santa Catarina. Today, with the exception of beef, all operations employ a system of vertical integration, consisting of a partnership with rural producers, with a view to obtaining animals for slaughter, raised in highly productive breeding conditions and controlled hygienic-sanitary conditions. Sadia produces one-day chicks and piglets and supplies them to outgrowers, along with feed, transport, technical and veterinary assistance.

Sadia exports around 1,000 different products to approximately 100 countries. It currently produces a range of products that includes: frozen, refrigerated, salted and smoked pork cuts, lard, bacon, ingredients for “feijoada” (a Brazilian pork and bean stew); frozen and refrigerated pork and chicken giblets; whole frozen and seasoned chickens; frozen and refrigerated poultry cuts and parts; marinated and partially cooked chicken parts; whole frozen and seasoned turkeys; frozen and seasoned turkey cuts and parts; breaded chicken parts; raw, cooked and smoked hams; “tender” gammons, hams, cold cuts and related products; “Parma-type” hams; smoked chickens and turkeys; cooked and smoked turkey hams and turkey-based cold cuts; partially cooked and frozen products, such as beef, turkey and chicken meatballs; beef, turkey and chicken-based hamburgers; pork, turkey and chicken based frankfurters; sausages; bolognas; salamis; coppa; turkey-based hams; cold cuts in general; chicken, meat and pork-based patés; beef, poultry and fish-based frozen ready-made dishes and pasta; frozen ready-made foods for heating and serving as meals and snacks, such as breaded poultry, fish and appetizers, frozen pizzas and refrigerated fresh pasta; margarine and refrigerated desserts.

Sadia owns 13 plants within 7 different states in Brazil, and distributes its product line of over 1,000 items through distribution and sales centers located throughout Brazil, Latin America, the Middle East, Asia and Europe.

Business Strategy

Sadia’s business strategy is designed to give continuity to the Company’s growth and increase its profitability. The Company believes that with the recognition of its brand name as a symbol of quality, tradition and value—Sadia means “healthy” in Portuguese — an unequaled domestic distribution network supported by excellent logistics, attention to customer needs across the product line and in all distribution channels and highly favorable production economics in Brazil, the Company will be able to achieve both increased growth and increased profitability, while maintaining its commitment to its employees, outgrowers, suppliers and residents of the communities in which it does business. The principal elements of this strategy are as follows:

●         Increase domestic market penetration through expanded distribution. Sadia has an extensive distribution network, supported by an outsourced transportation fleet, superior knowledge of wholesale, retail and institutional sales channels, integrated logistics planning and strategically located distribution centers, trans-shipment points and facilities. The Company plans to continue to develop and improve its distribution network and systems in every product category.

●         Focus on retail sales, institutional and food service sales channels for domestic business. Sadia has increased, and plans to continue focusing on meeting the needs of retail sales outlets, institutional and food service sales channels, such as restaurants, rather than concentrating on wholesale outlets, such as large supermarkets and distributors. Between 2002 and 2005 the Company added more than 25,000 customers to its list.

●             Continue to increase service and market responsiveness. Sadia intends to remain the leader in Brazil in the markets that it serves by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, it has structured its operations,distribution and logistics so that it can fill orders of varying sizes depending on the particular demands of the market segment. In export markets, the Company seeks to provide raw and processed products. It intends to remain close to its customer base, providing decentralized and rapid order fulfillment and personalized service, including attention to refrigeration quality in customers’ facilities.

●             Maintain low-cost product and operating efficiency. The natural advantages of operating in Brazil—grains, labor, weather, out-grower and related costs—added to the Company’s operating efficiency, permit it to compete in international markets. Sadia intends to continue to be amongst the lowest cost producers and distributors of protein products in the Brazilian and international markets. The Company’s vertically integrated operations and attention to operating efficiencies, permit quality and cost control throughout the entire production process.

●             Continued brand differentiation.  Sadia has developed its brand across the entire product line both in the domestic and international markets, and that is amongst its most valuable assets. The Company intends to continue to invest in the development of  branded products, through shipping, packaging, advertising campaigns, with a view to continue to develop brand loyalty and the perception of premium quality that is associated with the Sadia products.

●             Increase production, through organic growth, investment in production capacity and acquisitions. Most recently, in January 2005, Sadia acquired 100% of Só Frango Produtos Alimentícios Ltda. (“Só Frango”), for US$26.5 million

●             Maintain exports and domestic sales volumes approximately equal. The competitiveness of the production of poultry and pork gives the Company access to international markets, economies of scale and low-cost export financing. Sadia has had success in increasing sales in foreign markets, such as Russia, where it previously did not have a presence, and increasing the number of markets in which the Company is present and the products that it sells. Sales to international markets and domestic markets, in substantially equal amounts, provides an important hedge against volatility in any particular market.

●             Invest in environmentally sound projects and initiatives. Sadia has been increasingly active in seeking to assure that its business is environmentally sound, beyond mere compliance with regulations, and it intends to invest significantly in this aspect of  the business. Recently, Sadia concluded a borrowing of R$60 million from the Brazilian development bank, BNDES, in order to develop the “3S Program” - Sadia Sustainable Swine Production Program, which will consist in selling carbon certified emission reductions under the Clean Development Mechanism signed at the Kyoto Treaty to finance social initiatives in the outgrowers area.

●             Expand product portfolio, with emphasis on higher value-added processed products. Sadia believes that continuous product innovation is essential to meet the needs of customers and consumers. As the market for frozen ready to eat products has grown, both domestically and internationally, Sadia has sought to meet the challenge by increasing emphasis from poultry and pork production to production of processed food products, including a product portfolio that now numbers over 700 products. During the last three years, Sadia has introduced an average of 60 new products per year, after extensive product development and test marketing.

The Company’s Operation

The Company’s operations are organized into three segments: “processed products” (frozen and refrigerated products and margarines), “poultry” (chickens and turkeys) and “pork”.

In 2005, 44% of total gross operating revenue was derived from the processed products segment, poultry 41%, pork 9%, and 5% from other activities. Of the Company’s total gross operating revenue in 2004, 47% was derived from the processed products segment, poultry 41%, pork 8%, and 4% from other activities, such the grain and by-products segment, hog and poultry breeding, boiled beef, beef-parts and resale of products. In 2003 48% was derived from the processed products segment, poultry 38%, pork 10% and 4% from other activities.

Activities related to the grains and by-products currently consist of the crushing of soy to obtain the meal used as a raw material in the production of feed for the company’s stock and that of the integrated producers.

The following tables present sales volumes and gross operating revenue (prepared and presented in accordance with US GAAP) for the years ended 2005, 2004 and 2003, as shown:

	Sales Volumes (ton)
	2005	2004	2003

Domestic Market	823,573	736,465	677,842
Processed Products	647,062	581,213	529,663
Poultry	142,177	105,826	100,419
Pork	34,334	49,426	47,760

External Market	1,006,047	855,303	668,044
Processed Products	91,593	84,059	39,936
Poultry	808,636	692,192	524,419
Pork	105,818	79,052	103,689

Consolidated	1,829,620	1,591,768	1,345,886
Processed Products	738,655	665,272	569,599
Poultry	950,813	798,018	624,838
Pork	140,152	128,478	151,449

	Gross Operating Revenue (R$ Million)
	2005	2004	2003

Domestic Market	4,251.7	3,724.6	3,188.2
Processed Products	3,289.1	2,946.4	2,523.7
Poultry	512.1	415.4	356.0
Pork	148.3	154.9	129.8
Other	302.2	207.9	178.7

External Market	4,075.7	3,392.7	2,529.3
Processed Products	412.3	405.6	284.9
Poultry	2,937.6	2,488.7	1,787.4
Pork	592.4	429.8	443.0
Other	133.4	68.6	14.0

Consolidated	8,327.4	7,117.3	5,717.5
Processed Products	3,701.4	3,352.0	2,808.6
Poultry	3,449.7	2,904.1	2,143.4
Pork	740.7	584.7	572.8
Other	435.6	276.5	192.7

(*) Other: Grains and by-products, beef parts, pig and chicken breeding and resale of products

The following table presents the breakdown of gross operating revenue in percentage terms by segment, for the years ended 2005, 2004 and 2003, as shown:

	Gross Operating Revenue by Segment (%)
	2005	2004	2003

Processed Products	44	47	48
Poultry	41	41	38
Pork	9	8	10
Other	5	4	4

 (*) Other: Grains and by-products, boiled beef parts, pig and chicken breeding and resale of products

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments and decide on the allocation of resources and has been prepared and presented in accordance with Brazilian GAAP that is adjusted for US GAAP presentation. The Company has three identifiable reportable segments: Processed products, Poultry and Pork.

	2005	2004	2003
Net operating revenue
Processed products	3,147,296	2,731,136	2,386,247
Poultry	3,199,246	2,951,897	2,250,189
Pork	732,710	586,595	554,698
Other	239,186	37,845	41,864
Adjustments for US GAAP presentation	(596)	(198,248)	(151,281)
Total net operating revenue	7,317,842	6,109,225	5,081,717

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2005	2004	2003
Depreciation expense
Processed products	(60,863)	(48,708)	(54,069)
Poultry	(80,336)	(56,682)	(54,653)
Pork	(16,853)	(11,003)	(14,565)
Other	(7,294)	(973)	(961)
Total depreciation expense allocated to Segments	(165,346)	(176,134)	(169,672)
Depreciation allocated to administrative expenses	(12,829)	(13,461)	(18,227)
Adjustments for US GAAP presentation	(4,088)	31,774	37,801
Total depreciation expense	(182,263)	(157,821)	(150,098)

	2005	2004	2003
Segment operating income
Processed products	273,684	274,197	194,188
Poultry	269,766	260,393	143,514
Pork	94,586	70,902	26,632
Other	2,798	(3,765)	5,548
Adjustments for US GAAP presentation	40,069	33,302	31,127
Total operating income	680,903	635,029	401,009
Interest expense	(324,231)	(413,461)	(449,408)
Interest income and other	248,203	309,454	481,609
Foreign currency exchange gain (loss), net	159,602	20,672	52,833
Adjustments for US GAAP presentation	(93,825)	35,428	(14,512)
Income before income taxes, equity income or loss of investees and minority interest	670,652	587,122	471,531

Segment assets
Processed products	624,619	491,982	487,933
Poultry	750,504	459,035	377,799
Pork	147,724	137,798	118,985
Other	143,359	76,910	53,747
Adjustments for US GAAP presentation	(142,897)	(110,485)	(128,454)
Total property, plant and equipment	1,523,309	1,055,240	910,010

Reconciling items - corporate assets
Cash and cash equivalents	2,663,689	2,406,125	2,610,961
Accounts and notes receivable, net	509,615	349,605	453,936
Inventories	992,490	1,064,671	839,557
Other corporate assets	690,825	739,691	616,095
Adjustments for US GAAP presentation	184,459	105,156	661,787
Total consolidated assets	6,707,284	5,830,973	6,149,453

Capital expenditures
Processed products	194,587	93,220	45,056
Poultry	372,761	146,606	43,799
Pork	26,982	40,145	5,709
Other	91,662	52,286	15,656
Adjustments for US GAAP presentation	56,365	(7,340)	69,124
Total segment capital expenditures	742,357	324,917	179,344

Processed Products

As a result of the Company’s strategy of concentrating on higher value-added, higher margin products, the processed products segment results increased significantly as from the second half of the 1990s. Average volumes sold increased 11.7% per year since 1998. Sales of processed products accounted for 44% of the Company´s gross operating revenues in 2005.

Sadia owns nine plants that manufacture processed products, eight of which are dedicated to meat processing and one to margarine production. These plants are located close to their suppliers of raw materials or to the main domestic centers of consumption.

The processed products segment comprises a wide range of products, including: frozen products (hamburgers, breaded products, ready-made dishes and pizzas), refrigerated products (hams, sausages,

frankfurters, bolognas, salamis, cold cuts, product portions and refrigerated pasta) and margarine, the majority of which are sold under the Sadia brand.

Processed products in the domestic market, accounted for 88.9% of the total gross sales of this segment, with the remaining 11.1% directed towards exports. The total sales from this segment grew 10.4% as compared to 2004.

Most of the raw materials used derive from poultry and pork produced by the company. By contrast, selected suppliers, who are subject to inspection by the Federal Agriculture Ministry, produce all beef that is processed by the Company.

The Company believes that the use of chicken meat as a raw material for processed products should grow substantially for two reasons: (i) the increase in the range of chicken-based products such as breaded products, and (ii) an increasing share for this kind of meat in the composition of other processed products, such as sausages, frankfurters and bolognas. Moreover, the development of specialized products (boiled and roasted products) for the institutional and foreign markets should also contribute to the increase in chicken production.

The following table presents gross operating revenue from sales of processed products in 2005, 2004 and 2003:

	Gross Operating Revenue (R$ Million)
	2005	2004	2003

Processed Products	3,701.4	3,352.0	2,808.6
Refrigerated	3,084.7	2,778.0	2,326.6
Frozen	616.7	574.0	482.0

Sadia is the Brazilian leader in frozen and refrigerated processed products according to AC Nielsen’s surveys. The Company’s market position is supported by significant investments in its brand, distribution channels and in quality control.

	Brazilian Market Share (2005)

	Position	Market Share by Revenue (%)	Period
Frozen Processed Products	1st	45.70	October/November-05
Refrigerated Processed Products	1st	29.60	November/December-05
Margarine	1st	34.20	October/November-05

Source: AC Nielsen

In order to maintain market share, Sadia will continue to concentrate on launchings of higher value-added products. In 2005, the Company launched 76 products, against 57 products in 2004 and 53 products in 2003.

Poultry and Pork

In 2005, sales of non-processed products reached R$4,190.4 million, and accounted for 50.3% of the Company´s total gross operating revenue. In 2004, sales of non-processed products reached R$3,488.7 million, and accounted for 41.9% of Sadia´s total gross operating revenue. In 2003 sales of non-processed products reached R$2,716.2 million, and accounted for 32.6% of total gross operating revenue. Sadia exports significant amounts of fresh meat, which in 2005 accounted for approximately 86%. In 2005, poultry and pork sales accounted for approximately 86.6% of total export revenue, in 2004 for approximately 86% and in 2003, 88.2%.

Sadia owns eight chicken slaughterhouses, three turkey slaughterhouses, and four pork slaughterhouses. In addition, the Company has one beef slaughterhouse in the state of Mato Grosso, which became operational as of November 2005. The table below shows slaughtering volumes of the Company for the years ended December 31, 2005, 2004, and 2003, in millions of units:

	Slaughtering Volumes (Million Heads)
	2005	2004	2003
Poultry	650.1	573.0	501.0
Hogs	3.8	3.5	3.9

The following table shows gross operating revenue from non-processed products, for the years of 2005, 2004 and 2003:

	Gross Operating Revenue (R$ Million)
	2005	2004	2003

Poultry	3,449.7	2,904.0	2,143.4
Whole	1,492.9	1,206.9	740.8
Parts	1,811.0	1,583.9	1,298.5
By-products	145.8	113.2	104.1
Pork	740.7	584.7	516.5
Total	4,190.4	3,488.7	2,659.9

In 2005, Sadia had a 10.3% share of domestic chicken production, in terms of tons and a 25.8% share of the Brazilian poultry export market. This compares with results for 2004 and 2003, when the Company had a 13.6% and 12.9% share of domestic chicken production and a 27.9% and 23.0% share of the Brazilian poultry export market, respectively. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. Today the market is shared with other competitors, but the Company is still in the leadership position, with 65.6% of total sales in 2005, as compared with 66.2% of total sales in 2004 and 66.1% for 2003.

Approximately 70% of the Company’s pork production is used in its processed products segment. The remainder is sold as fresh meat cuts in the domestic and international markets. According to the Brazilian Pork Producers Association (ABIPECS), in 2005, Sadia had a 14.2 % share of domestic pork production, and a 14.2% share of the Brazilian pork export market. This compares with results for 2004 and 2003, when the Company had a 10.4% and 11.3% share of domestic pork production and a 19.7% and 21.3% share of the Brazilian pork export market, respectively.

                Beef

In November 2005, Sadia decided to return to beef because it believes that it represents a complementary business to the Company’s activities. Sadia’s strategy in this sector is to concentrate sales towards the external market, for the domestic market the Company will focus its efforts on special beef cuts. In 2005, it accounted for less than 3% of total Gross Operating Revenues.

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

Poultry

The production process for poultry consists of four stages. The first two entail direct investment by the Company in grandparent and parent stock. The third relates to the commercial stock of birds, and involves the direct participation of integrated out-grower farmers, and the last is the slaughtering process.

The Company imports grandparent stock from the United States in the form of eggs that are hatched in its hatcheries and then raised on company-owned farms. These birds produce parent stock that are also raised on company-owned farms, and that in turn produce eggs. The operation involves eleven hatchery centers, eight of which produce “one-day-chicks” and three “one-day-turkeys”. The “one-day-chicks” are supplied to third-party outgrowers. Sadia operates a similar system for turkeys, importing eggs to produce grandparent stock that in turn produces parent stock that are raised on company-owned farms. The Company is not dependent on any foreign supplier for its genetic resources, nor does it face any barriers to their development.

The “one-day-chicks” produced by parent stock are supplied to integrated outgrowers who are responsible for raising the birds. Sadia has contracts with approximately 6,600 outgrowers, to which the Company provides feed, technical and veterinary assistance to allow such outgrowers the outgrowing process up to the time the birds reach slaughtering age, which for chickens is normally 40 days (at a weight of 2.0 kg). There are no employment agreements between the Company and the outgrowers, who generally carry out this activity in order to supplement their income. Most outgrowers farm on a small scale and raise six flocks per year (each flock consists of approximately 14,000 chickens). The Company remains the owner of the birds, and at the end of each production cycle, pays a commission fee based on a performance index that is calculated as a function of indicators such as bird mortality, feed to meat conversion ratio and average weight. The fee paid to the integrated farmers covers the outgrowing costs, raw materials, labor and their net profit.

Poultry are slaughtered through a process by which they are electrically stunned. They are then bled by puncturing of major blood vessels. After heating to a temperature of 55/60oC, they are plucked and gutted by automatic machines. The gutting process is subject to health control and inspection. The carcasses are then moved for cooling or freezing at respective temperatures of 6oC and –12/-18oC, and are then packaged according to the required standards of the Serviço de Inspeçao de Produtos Animais (SIPA – Animal based Product Inspection Agency). At this stage, the whole birds are either distributed to the consumer market as fresh meat or used as raw material in processed products.

Pork

The Company produces grandparent, parent and piglet stock on its own farms, 90% of the parent stock produced by the company is supplied to integrated outgrowers who receive feed, medicine and technical assistance by way of support. These parent animals produce hogs that are sold to the Company for slaughter, after the fattening process is completed. The remainder of the parent stock produced by Sadia is sold to piglet producers, who also receive feed, medicine and technical assistance. The Company repurchases the piglets at market prices and distributes them to integrated outgrowers, who after the fattening process sell such pigs to Sadia for slaughtering.

The hogs are slaughtered through a process in which they are bled after being stunned electrically. After heating to a temperature of 60/64oC, their bristles are removed by automatic machines. The animals are then dried, flamed, brushed and gutted, which process is subject to health inspection. After cooling to a temperature of 5oC, the carcasses are cut up and processed.

                Beef

Differently than poultry and pork, Sadia does not raise cattle. The Company purchases it in the spot market from one thousand selected producers. The slaughtering process is conducted by the Company in its facility in the state of Mato Grosso.

Principal markets where the Company competes

In 2005, Sadia had an average of 49% of its gross operating revenues provided from exports. This ratio was 48% and 44% for 2004 and 2003, respectively. The table set forth below presents the main regions of the world where the company has commercial relations and the discussion that follows describes the main trends and expectations for its markets. This information has been prepared and presented in accordance with Brazilian GAAP and is adjusted for U.S. GAAP. Refer to Note 20 of the consolidated financial statements for details on the primary differences between Brazilian GAAP and U.S. GAAP.

	Exports Gross Operating Revenues (Thousand R$)

	2005	2004	2003

Europe	978,318	985,746	912,252
Middle East	1,047,615	802,935	632,991
Asia	635,907	602,202	353,731
South America	542,151	387,130	130,322
Emerging Markets (mainly Russia and other former Soviet Union countries	872,333	806,520	630,332
Adjustments to US GAAP presentation	(627)	(191,869)	(130,349)
Total	4,075,697	3,392,664	2,529,279

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries.

Europe is a large purchaser of poultry cuts and processed products. Sadia maintains a traditional presence in the Middle East, with market leadership and a strong brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.4 kilograms) and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, the Company exports mainly pork and poultry cuts. The main exports to Asia are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated primarily in processed products, poultry parts and whole birds. Secondary markets include regions with great potential for growth in the medium term.

Seventy nine percent of the Company’s exports in 2005 were to investment grade countries.

Market Overview – Domestic and International Markets

The growth potential of the Brazilian market for processed food, poultry and pork, and Brazil’s low production costs are attractive to international competitors. The main barrier to such companies has nevertheless been the need to build a wide ranging refrigerated distribution chain, and a network of integrated producers. The prices of the sector’s principal raw materials, corn and soybeans, are influenced principally by climate conditions.

The following analysis was prepared based on information mainly gathered from: The USDA (United States Department of Agriculture), FAO (Food and Agriculture Organization – United Nations), CONAB (Brazilian National Supply Company), ABEF (Brazilian Poultry Exporters Association) and ABIPECS (Brazilian Pork Meat Exporters Association) and AC Nielsen reports.

Brazilian Processed Products Market

Consumption of processed products is influenced by several factors, including the increase in consumer income, and efforts related to the development of products, with a view to meeting consumer demand for more sophisticated products.

The processed products segment is divided into three categories: frozen products, refrigerated products and margarines.

Frozen Processed Products

In 2005, the Brazilian market for frozen processed products accounted for sales of R$1,214.3 million. Approximately 85% of this total is attributable to the two largest companies, Sadia S.A. and Perdigao.

	2005	2004	2003
Sales (R$ million)	1,214.3	1,100.6	974.7
Change %	10.3%	12.9%	-
Volume (thousands of tons)	143.4	134.9	121.6
Change %	8.5%	10.9%	-

 Source: AC Nielsen

Due to the characteristics of frozen processed products with production concentrated among a small number of companies, and supply aimed at a more restricted group of consumers, the Company believes that volume sales of frozen processed products will maintain their growth trend, although at rates below the 11.6% annual average registered between 2003 and 2005. In any case, since the market for frozen processed products is still far from mature in Brazil, Sadia believes that medium and long-term prospects for this segment are highly positive based on the trend over the preceding years.

Refrigerated Processed Products

In 2005, the Brazilian market for refrigerated processed products accounted for sales of R$5,094.9 million. The two largest companies in this market accounted for approximately 56% of the total share value of this market, according to AC Nielsen, with the remaining share being split among a large number of small companies.

	2005	2004	2003
Sales (R$ million)	5,094.9	4,383.1	3,656.5
Change %	16.2%	19.9%	-
Volume (thousands of tons)	744.0	675.5	616.7
Change %	10.2%	9.5%	-

Source: AC Nielsen

Margarine

In 2005, the Brazilian market for margarine accounted for sales of R$1,527.5 million. The three largest producers accounted for 85% of the market.

	2005	2004	2003
Value (R$ million)	1,527.5	1,501.2	1,485.3
Change %	1.8%	1.1%
Volume (thousands of tons)	302.3	285.9	294.0
Change %	5.8%	2.9%

Source: AC Nielsen

Poultry

Domestic Market

The Brazilian poultry market is a complex sector where a few large companies share the market with small producers. According to ABEF’s 2005 annual report, the four largest chicken producers in Brazil accounted for 37.1% of Brazilian production in 2005. The low concentration in the market increases competitive pressure in the segment. Prices are subject to supply and demand imbalances.

Many of these small producers operate under low quality standards because of the large number of producers and government difficulties to inspect them on a regular basis. Additionally, there is a widespread belief that informal practices among these producers reduce their costs as compared to producers that comply with applicable regulations.

Growth in Brazilian per capita consumption of poultry over the last four years is expected to continue as the FAO forecast a 3.7% growth for 2005 as compared to 2004.

e= estimate / f= forecast

Source: FAO (Food and Agriculture Organization)

In the local market, poultry export business in Brazil has grown more rapidly since the mid 1990s. This can be explained by the shift of large Brazilian company’s exports, as well as by the competitiveness of Brazilian poultry. Recent sanitary problems in the main producing countries such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, Avian Influenza (“AI”) problems in Thailand and both BSE and AI cases in the United States have changed the world broiler trade framework. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts and mechanically de-boned chicken meat. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets which Brazil has access to has risen from 134 to 142 in 2005, according to ABEF’s 2005 annual report.

	Brazilian Broiler Exports
	Volume Destination (thousands of tons)
	2005		2004		2005/04
Middle East	843	31%	750	31%	12%
Asia	753	27%	629	26%	20%
EU	321	12%	278	11%	16%
Russia	254	9%	192	8%	33%
Africa	192	7%	181	7%	6%
South America	113	4%	81	3%	39%
Others	286	10%	314	13%	-9%
Total	2,762	100%	2,425	100%	14%

Source: ABEF

For 2006, the USDA has revised upwards the projected Brazilian broiler production to 10 million tons, 7% from the record production level of nearly 9.4 million tons last year. The projected increase in production reflects the firm domestic demand derived from higher employment rates and consumer purchasing power as the economy improves and continues to boost demand for animal proteins. Moreover, as 2006 is an election year, additional federal funding for social programs to fight hunger will help increase broiler demand. In addition to that, expansion in the export market will likely continue in view of the animal health (mostly Avian Influenza) problems faced by other countries.

According to the USDA’s GAIN Report whole broiler exports in 2005 reached nearly 1.1 million  tons, with an increase of 7% over 2004. The average export price for whole broilers in 2005 increased 26.6% over the previous year. Exports of broiler parts reached 1.7 million tons, up 18% over 2004. The average export price for broiler parts in 2005 increased 11.8% from the previous year. This confirms Brazilian broiler exporters’ strategy to increase profitability by focusing on higher value products, such as broiler parts and further processed products which increased significantly in 2005 by 86% in volume, reaching 84,000 tons, valued at US$ 184 million, up 82% from 2004.

In 2005, Japan became the largest market for Brazil’s broiler exports, mostly broiler parts. Exports to Japan increased by 24% in volume, and by 34% in value.

The European Union was the second largest market for Brazilian broiler exports, mostly broiler parts, with an increase of 24.9% in volume, and 34% in value. The increase in broiler exports to the European Union also reflects a significant increase in exports of processed broilers. The European Union market accounted for nearly 80% of all processed broiler exports from Brazil.

Saudi Arabia, traditionally Brazil’s largest single export market for poultry, now ranks third. In 2005, Saudi Arabia increased imports of Brazilian broilers, mostly for whole broilers, 14% in volume and 38% in value. Saudi Arabia also accounted for nearly 45% of all Brazilian broiler exports to the Middle East.

Russia remained as the 4th largest market for Brazilian broiler exports in 2005 despite quota restrictions. Shipments to Russia totaled 258,000 tons, up 34% from 2004. The value of broiler exports to Russia was significantly up in 2005 by 65%, reflecting a larger increase in broiler parts.

International Poultry Market

The prevalence of highly pathogenic avian influenza (“HPAI”), which is reportedly spreading from Asia to other countries, may impact the world broiler trade outlook in 2006. Despite the possible impacts on poultry consumption raised by concerns of HPAI, the USDA forecasts a 3.5% increase in the world poultry consumption in 2006.

According to the FAO, properly cooked poultry is safe to consume as conventional cooking (temperatures at or above 70°C in all parts of a food item) will inactivate the H5N1 virus. Moreover, there is no epidemiological evidence to indicate that people have been infected with the H5N1 virus following consumption of properly cooked poultry or eggs. It is expected, thus, that as consumers become more aware of the true dangers of HPAI, the level of poultry consumption will not be affected.

According to the USDA, world economic growth is expected to remain strong throughout 2006, although not at the same level of 2005. The forecasted positive economic environment will promote investment in meat production and processing capacity in many major livestock and poultry producing countries.

Moreover, increases in worldwide real per capita GDP in 2006 will continue to fuel rising livestock and poultry consumption and hence production. Asian economies particularly China, Hong Kong, Taiwan, and Thailand are forecast to experience strong growth, likely fostering meat consumption as consumers will have more disposable income.

According to the FAO, from 1999 to 2004 per capita consumption of poultry in developing countries grew at an annual rate of 2.8% compared with a 2.5% growth rate in developed countries. Many observers believe that the consumption of animal protein in developing countries will continue to grow at a faster rate than in developed countries, in part due to the rapid economic growth of many developing countries, such as China and India. Economic growth and increases in per capita income is tied to growth in meat demand as less expensive vegetable protein is substituted for animal protein sources. From 1999 to 2004, per capita poultry consumption in India grew at an annual rate of 12.7%, contrasted with a 0.3% decline in Japan for the same period.

According to the USDA, macroeconomic stability and growth in low and some middle-income countries results in higher consumption of red meat and poultry, providing new growth opportunities for domestic producers and world suppliers.

According to the FAO, per capita consumption of poultry in developed countries is more than three times that of developing countries. This difference is even more accentuated for certain countries. In 2005, for instance, while India is forecasted to consume 1.6kg poultry per capita, Japan will consume, 10 times that amount, with 16kg.

e= estimate / f= forecast

Source: FAO (Food and Agriculture Organization)

According to the USDA, broiler meat exports by major traders are forecasted to reach a record breaking 7.5 million tons in 2006. Poultry demand is expected to be strong due to the absence of the United States in major beef markets and constraints on growth in Brazilian beef exports. The 2006 increase of nearly 7% is the result of increased trade by a number of countries including Argentina, Brazil, China, Thailand, and the United States.

Thai broiler meat exports in 2006 are estimated to grow further by 30% over the 2005 level, mainly because of the market value of Thai cooked products and because of the ability of Thai producers to increase cooked product supplies quickly. It is expected that total exports will continue to be cooked products as import prohibitions on Thai uncooked chicken continue.

Thai domestic consumption in 2006 is forecasted to grow further by 7% due to increasing consumer confidence in the safety of cooked chicken meat among Thai consumers and relatively competitive prices of chicken meat against other meats. Broiler meat consumption in 2005 recovered from the 2004 level to 750,000 tons after a sharp drop in domestic consumption in 2004, and it is just bellow the 2003 record consumption of 775,000 tons. Improved disease controls have rebuilt consumer confidence in the safety of chicken meat.

According to the USDA, in 2005, Russian poultry production grew by 15% and is expected to increase by an additional 15% in 2006 as the sector continues to benefit from heavy investment. Despite these investments Russia will continue to be the worldwide leader in poultry imports with a forecasted 1.1 million tons for 2006. Poultry accounts for 35% of the total Russian meat market, of which 35% are whole birds, 37% are chicken leg quarters and 28% is deeply processed product.

Japan’s total broiler consumption in 2006 is projected to stay flat from the level achieved last year at 1.8 million tons. The USDA also expects a slight decrease of 2.1% in the Japanese poultry imports, as a consequence of the weaker outlook for food service demand, coupled with high year beginning stocks.

Saudi Arabia poultry imports for 2006 are expected to reach about 447,000 tons a 2.5% increase compared to the 2005. As stated in the USDA’s GAIN Report, according to local importers, Brazilian frozen broiler meat exports this year are expected to increase by at least 10% compared to the 2004 export level of 333,000 tons. France, the second largest broiler meat exporter to the Kingdom, is expected to lose significant market share to Brazil this year compared to last year.

The USDA projects that the European Union broiler meat consumption will have just a slight increase of 0.5%, reaching 7.3 million tons. Imports on the other hand, are expected to increase by 4.5%, to 460,000 tons in 2006.

In 2006, Chinese broiler meat imports are projected to reach 300,000 tons, a 20% increase from the previous year.

	World Broiler Balance (thousands of tons)
	2005 (p)			2006 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
United States	15,792	13,363	2,464	16,300	13,769	2,538
China	10,200	10,150	300	10,500	10,440	360
Brazil	9,400	6,240	2,800	10,000	6,490	3,040
EU	7,670	7,330	780	7,690	7,370	780
Japan	1,130	1,820	-	1,125	1,810	-
Argentina	1,080	973	110	1,180	1,034	150
Canada	1,000	984	100	1,020	995	105
Thailand	950	750	300	1,120	803	400
Others	11,325	14,253	85	12,111	15,091	93
Total	58,227	55,863	6,979	60,576	57,801	7,466

Source: USDA

(p) preliminary (f) forecast

	World Broiler Imports (thousands of tons)
	2005 (p)		2006 (f)
Russia	1,040	23%	1,075	23%
Japan	695	15%	680	15%
EU	440	10%	460	10%
Saudi Arabia	436	10%	447	10%
Mexico	360	8%	378	8%
China	250	6%	300	6%
Hong Kong	230	5%	246	5%
South Africa	175	4%	190	4%
United Arab Emirates	160	4%	160	3%
Kuwait	130	3%	138	3%
United States	17	0%	16	0%
Others	580	13%	564	12%
Total	4,513	100%	4,654	100%

Source: USDA

 (p) preliminary (f) forecast

Pork

Brazilian Pork Market

Processing companies are subject to the same problems as those in the poultry market, unfair competition with small and low quality producers. Although these problems influence product quality, there is still very low perception by part of the population of the risks involved and price dumping is widely practiced. According to ABIPECS 2005 annual report, the four largest pork producers in Brazil were responsible for 35.8% of Brazilian production in 2005.

e= estimate / f= forecast

Source: FAO (Food and Agriculture Organization)

Brazilian pork breeding and slaughtering continues to increase its productivity efficiency. Measured by the average birth rate of piglets, productivity doubled since the 1970s, the birth rate reached 24 animals per female and at 160 days old, animals weigh 100 kg in average, ready to be slaughtered. Research has also contributed to reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for a better productivity of prime cuts, more meat per carcass as well as more nutritious and healthier meat.

Brazilian pork exports had an impressive expansion in 2005 increasing 22.5% in volume to 761,000 tons in 2005 from 510,000 tons in 2004. It had an even better performance in terms of market value, which grew to US$ 1.2 billion in 2005 from US$ 740 million in 2004 for an increase of 57.7%.

	Brazilian Pork Exports
	Thousand Tons				Million US$
	2005	%	2004	%	2005	%	2004	%
Russia	405	65%	288	57%	805	69%	449	58%
Hong Kong	61	10%	58	11%	84	7%	73	9%
Ukraine	22	4%	36	7%	34	3%	52	7%
South Africa	18	3%	12	2%	31	3%	18	2%
Argentina	17	3%	28	6%	33	3%	46	6%
Cingapore	17	3%	16	3%	34	3%	27	3%
Moldavia	8	1%	2	0%	15	1%	3	0%
Albania	8	1%	5	1%	14	1%	8	1%
Uruguay	7	1%	10	2%	12	1%	13	2%
Kasakistan	7	1%	2	0%	13	1%	3	0%
Others	55	9%	52	10%	93	8%	86	11%
Total	625	100%	510	100%	1,168	100%	777	100%

Source: ABIPECS

In 2005, Brazilian pork exporters increased their shipments of pork cuts, which now account for more than 75% of all pork exports. This increase reflects the strategy of Brazilian exporters to increase profitability by exporting higher value products.

Russia remains the principal market for Brazilian pork exports. Russian market share of Brazilian pork imports in terms of volume increased from 57% in 2004 to 65% in 2005. Hong Kong is the second largest Brazilian market for pork exports with a 10% market share, followed by Ukraine, which is now the third largest market for Brazilian pork exports.

Pork production is expected to decline by 3.2% to 2.7 million tons in 2006. The decline in pork production is mostly attributed to lower expected exports to Russia. However, foreign and Brazilian companies estimate production to increase in the center-west region of Brazil as a result of maturing investments. Most of this production increase from the center-west will be absorbed by domestic demand, which is likely to be firm in 2006 due to lower consumer prices.

International Pork Market

Pork consumption continues to benefit from beef and poultry supply disruptions due to AI and BSE. Increases in pork production are substituting for reduced demand for beef and poultry in many countries. According to the USDA, global pork exports are forecasted to increase 2.5% in 2005 reaching a record high of 4.6 million tons.

Nevertheless, there is an increasing awareness that meat trade flows are becoming largely dictated by sanitary conditions and regulations. Exporters worry that market access, driven by trade policy, as well as veterinary and food safety controls, could become easily susceptible to non-tariff trade barriers, especially when those controls are not based on technical criteria. In this very uncertain environment, exporting countries are trying to maintain a competitive position in lucrative markets. At the same time, importing countries are seeking to ensure fairness for their domestic producers, while also safeguarding the health and economic needs of their consumers.

Pork consumption in the major consuming countries is expected to grow about 3% in 2006 and again China accounts for the largest portion (76%) of this forecasted growth.

Similar to poultry, in the next years, most of the growth in pork consumption will derive from the emerging economies. Not only are low and middle-income countries increasing their per capita consumption, but they are also gradually accounting for a greater share of world consumption. According to the USDA, China’s pork consumption accounted for 50% of pork consumption in major pork consuming countries in 2001 and is forecast to account for 53% in 2006. On the other hand, the EU’s share of pork consumption is forecast to decrease from 24% to 22% from 2001 to 2006.

e= estimate / f= forecast

Source: FAO (Food and Agriculture Organization)

EU pork production is expected to marginally increase in 2006 while exports will have a slight increase of 1% in 2006 to nearly 1.5 million tons. The European Union easily retains its position as the world's leading pork exporter and is forecast to account for 28% of pork exports by major traders.

The United States market is currently signaling producers to expand production. Production in recent years has been export driven. While only 8% of U.S. pork production was exported in 2001, 13% of American pork production is expected to be exported in both 2005 and 2006. In 2006, U.S. pork exports are forecast to reach 1.3 million tons.

In 2003, the Russian government published the resolutions that established poultry quota and beef and pork tariff rate quotas (“TRQ”). The Russian TRQ establishes country specific quotas for the EU, Paraguay, United States and a general quota for all other countries. As processed pork is not under the TRQ, imports of this kind of meat pork have increased.

                Meat bans introduced by Russia at the end of 2005 (affecting Brazil and Poland) and in the beginning of 2006 (affecting Ukraine) created a state of uncertainty for importers looking to fill their TRQ allocations. According to the USDA, if the bans are not removed in the near future, it will be very difficult for importers to find adequate substitution. Brazilian meat imports entered Russia for only half a year in 2005. If the ban on Brazilian meat is lifted from two of Brazil’s most important meat-producing regions, then it is expected that importers will be able to fill their quotas.

One of the few countries in which a decline in consumption is anticipated in 2006 is Japan. While the decline in Japanese pork consumption is minor, less than 2%, it demonstrates the market is readjusting. In 2004, mainly due to import bans on U.S. beef due to BSE and Asian poultry due to AI, Japan experienced unusually high levels of demand for pork. As Japan adjusts to supply shocks to the beef and poultry sectors, pork consumption is forecast to return to more historic levels.

	World Pork Balance (thousands of tons)
	2005 (p)			2006 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
China	48,900	48,570	400	50,900	50,535	415
EU	20,720	19,310	1,430	20,900	19,470	1,450
United States	9,402	8,619	1,229	9,591	8,763	1,263
Brazil	2,730	1,985	745	2,656	2,100	725
Canada	1,960	1,012	1,075	1,975	1,033	1,100
Russia	1,785	2,434	1	1,900	2,574	1
Japan	1,260	2,531	0	1,240	2,485	0
Mexico	1,175	1,615	55	1,200	1,640	65
Philippines	1,100	1,130	0	1,122	1,152	0
Korea South	1,050	1,328	5	1,010	1,351	10
Taiwan	910	950	0	935	965	0
Others	1,545	2,121	63	1,569	2,139	71
Total	92,537	91,605	5,003	95,167	94,207	5,100

Source: USDA

(p) preliminary (f) forecast

According to the USDA, Japan is expected to remain the world’s largest pork importer in 2006, importing over 1,235 thousand tons, slightly below the previous year. In 2004, mainly due to the import ban on U.S. beef and broiler meat from key suppliers due to animal diseases, the Japanese pork market enjoyed an unusually high demand with record level imports, high levels of domestic pork production and high prices. In 2005, this heated situation started to cool, reflecting overall slow down in consumption, reduced imports and lower stocks compared to 2004.

	World Pork Imports (thousands of tons)
	2005 (p)		2006 (f)
	Volume	%	Volume	%
Japan	1,243	31%	1,235	30%
Russia	650	16%	675	16%
Mexico	495	12%	505	12%
Korea South	300	7%	351	9%
Hong Kong	250	6%	270	7%
Romania	185	5%	180	4%
Canada	135	3%	155	4%
Australia	90	2%	95	2%
Ukraine	75	2%	60	1%
China	70	2%	50	1%
Others	127	3%	118	3%
Total Foreign	3,620	89%	3,694	89%
United States	447	11%	435	11%
Total	4,067	100%	4,129	100%

Source: USDA

(p) preliminary (f) forecast

As a result of the substitution effect arising from the ban on chicken products from China and the U.S. in 2004, Hong Kong pork imports were higher than normal. When the substitution effect dissipated in

2005, Hong Kong pork imports dropped 24.7% . The USDA forecasts for 2006 a modest increase of 8% given the sporadic avian influenza cases in China. China is the largest supplier to Hong Kong followed by Brazil. According to the USDA, Brazilian pork are very price competitive and product specifications are good for Hong Kong’s retail.

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

Raw Materials

Sadia owns nine animal feed plants with an installed capacity of 5.5 million tons per year, a volume sufficient to supply all the animal feed requirements of its breeding operations. The basic raw materials used in animal feed production are corn and soybeans, in a mix that contains preservatives and micronutrients. The Company supplies the basic animal feed to its outgrowers and sell the remainder on the spot market.

The Company purchases corn and soybeans from rural producers, small merchants, cooperatives, large scale traders and through auctions organized by the Brazilian government, as well as occasionally from Argentina. Most of the production of these raw materials is concentrated in the States of Santa Catarina, Paraná, Rio Grande do Sul, Goiás and Mato Grosso. Grains are received in sacks or in bulk, and are then weighed. A sample is taken to measure humidity and impurities in the grain. After approval, the grain is unloaded into a hopper for cleaning and drying. Grain is then sieved in order to eliminate the residues that accompany it. After selection and cleaning, the grain is milled and mixed with the other ingredients of the feed.

Sadia acquires beef for the production of frozen and refrigerated processed products, and boiled beef parts. Other inputs, such as prepared animal intestines (for casing), seasonings and other ingredients, cardboard boxes, plastic bags (for packaging and labels), and veterinary medicines (for poultry and hog breeding), are acquired from many different sources, both at home and abroad.

Costs and Operating Expenses

Sadia´s principal costs of production are incurred in reais and consist of grains, corn and soybeans, packaging, and labor. While input costs are reais denominated, the international commodity prices (grains and packaging) tend to follow international prices and are influenced by exchange rate fluctuations. The Company operates with an average idle capacity of 20% in processed product lines but can be at full capacity depending on the market demand. Due to the flexibility in production lines and to the diversity of the equipment present in its thirteen plants, production can be adapted and reformulated, depending on the Company´s needs to face a determined segment demand, night and weekend shifts as well as supply partnerships are broadly used to reduce bottlenecks during the production process.

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

In Brazil, there are some 20 different regions where buyers can bid for the product. Corn prices tend to be influenced by local supply, but international prices also influence local quotes, according to crop expectations among the main world producers (U.S.A., China and Argentina) and the level of international storage in the main consuming countries (Europe and Japan).

The following chart sets forth the Company’s average monthly buying price of corn for the period between January, 1995 and December 31, 2005:

According to CONAB’s May 2006 Report, it is expected that the 2005/06 Brazilian corn crop production will increase 16.6% compared to last year’s production, reaching approximately 40.8 million tons. This increase is mainly due to the need of crop rotation between corn and soy, the disappointing soybean prices and the better productivity in corn.

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

CONAB expects the Brazilian soybean planted area for 2005/06 to decrease around 4.7% in comparison to the last crop. This reduction is a result of the historical low soybean prices in the domestic and foreign markets, which leads to a reduction of soybean’s profitability when compared to other agricultural products such as sugar cane and corn. In addition to that, there is a negative profit margin projection for the central states in Brazil.

Despite the reduction in planted area, CONAB forecasts that the production for 2005/06 crop will be equivalent to 55.2 million tons, a 7.3% increase as compared to the 2004/05 crop. This is due to an increase in productivity, especially in the southern region of Brazil

The following chart sets forth the Company’s average monthly buying price of soybeans for the period between January 1995 and December 31, 2005.

Marketing

Sadia’s brand name is considered one of the Company's most valuable assets. The Company maintains an active marketing program using both electronic and printed media.

The Company incurred advertising expenses of R$116.6 million, R$121.4 million, and R$96.8 million during the years ended December 31, 2005, 2004 and 2003, respectively.

Marketing expenses are related to investments in advertising of specific campaigns for the launch of higher value-added products and for the reinforcement of Sadia’s brand name.

Logistics

The Company’s logistics system and distribution channels are two of its principal competitive advantages. Sadia has taken many initiatives to sustain its leadership, which includes partnerships, information technology investments and the development of new processes for optimization of logistics, both domestic and export-related.

Distribution

Within the Brazilian market, Sadia sells its finished products to wholesale and retail outlets, as well as to institutional clients. For the year ended December 31, 2005, the Company sold to approximately 94 thousand customers throughout Brazil. Sadia´s distribution strategy is based on the importance of direct sales to customers, thereby avoiding concentration among a few large customers.

Sadia maintains sales representation offices in Germany, England, Russia, Japan, China, the United Arab Emirates, Argentina, Uruguay, Chile, Panama and Turkey. In 2005, it sold to approximately 426 foreign clients.

In 2005, 60% of exports were sold to approximately 10 long-standing customers. All of these customers have imported increasing quantities of the Company´s products over the last ten years.

Transport

Transport

Sadia uses trucks as the primary method of distributing its products in Brazil. The Company’s distribution system is handled by a network of approximately 1,800 refrigerated hired vehicles for both long and short range deliveries, which service customers directly throughout Brazil.

Distribution by truck is made by refrigerated vehicles, given the perishable nature of the food products, whose shelf life varies from 12 days, refrigerated chicken to 540 days, frozen turkey . In the case of stoppage of transport by virtue of a general strike, the result would be a complete loss of the products in transit and lack of supply for the points of sale if the period of interruption is greater than 30 days, an outcome the Company considers remote. As an alternative to highway transport, supply could be effected by air, although this would increase the freight cost by more than 20 times. In the case of a sector strike, the impact would be minimized because the Company has manufacturing units producing the same products located in different regions of the country.

Shipment of Exports

The Company ships 45% of its exports through the port of Paranaguá, 15% through Antonina, both in the State of Paraná, 38% through the ports of Sao Francisco do Sul and Itajaí, in the state of Santa Catarina and the remaining 2% from other ports.

In the port of Paranaguá, the Company has two refrigerated warehouses, capable of receiving and expediting one thousand tons per day. These warehouses have a "drive in" storage system and only operate with palleted cargoes. Since one of the warehouses is located in the wharf area, the Company has priority in the mooring of ships arriving at the port of Paranaguá, thereby avoiding possible cost increases due to delays in loading its cargo.

The Company also has a warehouse in Ponta Grossa, in the state of Paraná, with storage capacity of 11 thousand tons, and is able to receive and expedite one thousand tons per day.

The Company ships its cargoes in "full container" or conventional "reefer" vessels for palleted cargo.

Sales

Sadia has adapted its sales structure and commercial policies to include the large chain, wholesale (cash and carry), regional mid-size clients, traditional retail (small retail), institutional and distributor channels. The Company sales force has been unified in a single management group, making it possible for the big retail chains to be serviced by an account manager, with the support of coordinators, promoters and re-stockers. For medium and small retailers, Sadia has instituted a telemarketing service, which complements the market work of the sales force and also relies to a limited extent on local distributors.

Brazilian Food Sector Regulation

The Brazilian Ministry of Agriculture, through the Secretaria de Defesa Agropecuária (SDA), Agricultural and Cattle Breeding Defense Secretary, under the Animal Products Inspection Department (DIPOA), regulates Sadia´s activities. The latter department is responsible for the issuance of regulations, conduct of inspections and legal support in respect to the livestock, animal breeding, food processing and any other activity involving animal related affairs in the Brazilian territory.

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

As a producer of foodstuffs using a wide range of industrial processes, especially its meat product lines which require slaughter of animals, Sadia is subject to compliance with all of the legal requirements, covering environmental risks that are customary in these processes, such as rules governing treatment of liquid effluents, solid organic waste, particle suspension and odors. The Company is careful to respect the environment at all stages of the production chain, including its activities in the field, the design of packaging (developed with a view to reducing the quantity of raw materials used) and adapting the same to recycling processes. In addition to simplify treating residues, Sadia invests in minimizing the generation of such residues by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. The Company’s expenditures related to meeting environmental requirements and in process optimization amounted to approximately R$10.1 million in 2005, R$13.3 million in 2004 and R$15.8 million in 2003.

C. Organizational Structure

The Sadia Group is currently composed of seventeen companies, as shown in the chart above.

The Company concentrates all production, slaughtering, distribution and product sales activities within Brazil. Sadia International Ltd. is one of the company’s smaller vehicles for sales outside Brazil, and is a shareholder of the Churrascaria Beijing steakhouse, which was established in Beijing in partnership with Sky Dragon, a company linked to the Chinese Ministry of Agriculture. Rezende Óleo and Rezende Mkt. e Comunicaçoes Ltda. are non-operational. Sadia GmbH. is a holding that controls Wellax Food Logistics C.P.A.S.U. Lda., an offshore company responsible for the largest part of Sadia´s export operations. Sadia Alimentos is a subsidiary of Sadia International, established in 2003 aiming to develop commercial operations in the Argentine market. Sadia Uruguay and Sadia Chile are each responsible for the distribution and sales of the Company´s products in their respective countries. Nordfin Holding Limited owns 40% of Sadia Chile. Concórdia CVMCC is a brokerage firm authorized to operate in accordance with current Brazilian legislation. The assets of Empresa Matogrossense de Alimentos were acquired in September 2005, as part of the company's investment strategy in the state of Mato Grosso. The companies not mentioned above are representative offices.

D. Property, Plant and Equipment

In 2005, Sadia owns thirteen plants, including eight units for poultry production, four units for pork, one for beef, ten units for animal feed, two units for the crushing of soybeans and nine units for processed products. Some plants are multi-operational, including several integrated activities. Sadia owns seventeen distribution and commercial centers and eleven representative offices and distribution centers abroad.

Operating Units

The table below lists Sadia’s operating units and their principal activities:

State	City	Principal activity
MG	Uberlândia	Raising and slaughtering chickens, turkeys and hogs, processed products and animal feed

MT	Várzea Grande	Raising and slaughtering chickens, processed products and animal feed. Beef slaughterhouse.
PR	Dois Vizinhos	Raising and slaughtering chickens; animal feed and crushing of soybean.
PR	Francisco Beltrao	Raising and slaughtering chickens and turkeys and animal feed
PR	Toledo	Raising and slaughtering chickens and hogs; processed products; animal feed and soy oil
PR	Ponta Grossa	Pizzas and pasta, Miss Daisy, processed products
PR	Paranáguá	Margarine
RJ	Duque de Caxias	Processed products
RS	Tres Passos	Raising and slaughtering hogs and animal feed
SC	Chapecó	Raising and slaughtering chickens and turkeys, animal feed and processed products
SC	Concórdia	Raising and slaughtering chickens and hogs, processed products and animal feed
MT	Campo Verde	Animal feed
DF	Brasília	Raising and slaughtering chicken, processed products and animal feed.

Leased Operating Units

The table below lists Sadia’s leased operating units and their principal activities

State	City	Principal activity
RS	Lajeado	Raising and slaughtering poultry and animal feed
RS	Garibaldi	Raising and slaughtering poultry and animal feed

Distribution and Commercial Centers

The table below lists Sadia’s distribution and commercial centers and the corresponding region of activity:

State	City	Region of Activity
AM	Manaus	North Region
BA	Salvador	Northeast Region
CE	Fortaleza	Northeast Region
DF	Brasília	Federal District
MG	Belo Horizonte	Southeast Region
MS	Campo Grande	Central region
MT	Várzea Grande	Central Region
PA	Belém	North Region
PE	Recife	Northeast Region
PR	Colombo	South Region
PR	Ponta Grossa	South Region
RJ	Rio de Janeiro	Southeast Region
RS	Porto Alegre	South Region
SC	Itajaí	South Region
SP	Sao Paulo	Southeast Region
SP	Jundiaí	Southeast Region and Sao Paulo State Region
ES	Vitória	Southeast Region

Production Capacity

Sadia’s consolidated production capacity is as follow

	Production Capacity

	2005		2004
	Capacity	Production	Production

Poultry Slaughtering (Million heads/year)	740.1	650.1	572.9
Hog Slaughtering (Million heads/year)	3.9	3.8	3.5
Processed Products (thousands of tons/year)	1,040.0	695.4	666.7
Animal Feed (thousands of tons/year)	5,515.44	4,647	4,169.1

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

The Company utilizes firewood in its productive process under the Brazilian environmental legal requirements and authorized by the IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis), the Brazilian Environmental and Renewable Natural Resources Institute. This firewood comes from the Company’s owned forest land and from third parties, and is used as fuel to warm up the boilers.

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

ITEM 4A. UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission in respect of its periodic reports under the Exchange Act.

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

Allowance for Doubtful Accounts

The collectibility of accounts receivable is based on a combination of factors. In circumstances where management is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against amounts due is recorded to reduce the net recognized receivable to an amount that is likely to be collected. In addition, an allowance is recorded based on the length of time receivables are past due and historical experiences.  In addition, Sadia records a provision in light of past collection and write-off experience, as well as when significant payment delays occur and the Company believes that it may not receive payment in full.

Given the assumptions involved, such as the financial situation of the Company’s debtors, commercial and economic trends, allowances for doubtful accounts are subject to uncertainty and may be revised upward or downward depending on the actual performance of an account receivable.

Depreciation and Amortization

Sadia recognizes expenses related to the depreciation and amortization of its property, plant and equipment and breeding stock based on the straight-line and estimated production cost methods, respectively. The useful life of assets and estimates for production is reviewed periodically based on existing facts and circumstances. The determination of useful lives and estimates for production requires considerable judgment and is inherently uncertain, due to changes in technology and industry competition, which could cause early obsolescence of the property, plant and equipment.  If Sadia is required to materially change the assumptions used, its depreciation and amortization expense, obsolescence write-off and the net book value of property, plant and equipment could be materially different.

Impairment of Long-Lived Assets

Sadia periodically assesses the need to perform impairment tests of long-lived assets (or asset groups) based on various indicators such as the level of business profitability and technological developments.  When necessary, upon the occurrence of any negative triggering event such as a significant loss in market value of a property, plant and equipment or significant adverse change in the extent or manner in which a long-lived asset is being used, cash flow studies are prepared to determine if the accounting value of the property, plant and equipment is recoverable through the profitability resulting from its business.  In order to estimate future cash flows, Sadia makes various assumptions and estimates.  These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates, foreign exchange rates, changes in the business strategies and in the type of products offered to the market.

Contingencies

Sadia establishes provision for contingencies on its balance sheet when it determines, taking into consideration the opinion of its legal advisors, that a loss is probable, in one of the labor, tax or civil cases to which the Company is party. Sadia continuously evaluates the estimates and assumptions used to establish the provision for contingencies based on relevant facts and circumstances that may have a material effect on the result of operations and stockholders’ equity. Even though management believes that the provisions are presently adequate, the establishment of provisions for judicial proceedings involves estimates that can result in the final amount being different than the provisions as a result of uncertainties that are inherent to the establishment of the provision. In case the amount of provisions for contingencies is lower than the amount actually due, an increase in provisions would be necessary.

Deferred Tax Assets

Sadia recognizes deferred tax assets and liabilities which do not expire, arising from tax loss carry-forwards, temporary add-backs and other procedures. Sadia periodically reviews the deferred tax assets for recoverability and establishes a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event the Company or one of its subsidiaries operates at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, Sadia evaluates the need to establish a valuation allowance against all or a significant portion of the Company’s deferred tax assets, resulting in an increase in the effective tax rate, thereby decreasing net income. If Sadia determines that it can realize a deferred tax in excess of its net recorded amount, it decreases the valuation allowance, thereby increasing net income. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in the Company’s projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results.

Pension Benefits

Sadia accounts for its defined pension plan using actuarial models. These models use an attribution approach, which assumes employees render services over their service lives on a relatively smooth basis and also presumes that the income statement effects of pension benefit plans should follow the same pattern. Sadia accounts for its retirement plan based on actuarial recommendations following the applicable laws, income tax regulations, as well as in accordance with the plan’s rules.

Net pension income or expense is determined using assumptions as of the beginning of each year. These assumptions are established at the end of the prior fiscal year and include expected long term return rates of the plan assets, discount rates and compensation rate increases. The actual future amounts and experience related to these assumptions will determine whether Sadia has created sufficient reserves for accrued pension costs.

Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The application of this Statement is required after January 1, 2006. The Company anticipates no significant impact on its financial statements by applying Statement 151.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The application of this Statement is required after January 1, 2006. The Company anticipates no significant impact on its financial statements by applying Statement 153.

In May 2005, the FASB issued SFAS No.154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No.133 and No.140. The primary objectives of this Statement with respect to SFAS No.133 are to simplify accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and eliminate the interim guidance in Statement No.133 Implementation Issue No D1, “Application of FAS No.133 to beneficial Interests in Securitized Financial Assets,” which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No.133. The primary objective of this Statement with respect to SFAS No.140 is to eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this Statement to have an impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Standards

In December 2004, FASB issued the FASB Statement No.123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision of the Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and it is related to the implementation guidance. This Statement was early adopted by the Company in 2005. (See note 15)

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No.143" ("FIN 47"), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company did not have any impact on applying FIN 47.

Brazilian Economic Environment

The Company’s results of operations and financial condition are dependent on Brazil's general economic condition and particularly on (i) economic growth and inflation and their impact on people’s purchasing power, (ii) financing costs and the availability of financing, and (iii) exchange rates between Brazilian and foreign currencies. The following table sets forth Brazilian Gross Domestic Product (GDP) growth, inflation and the devaluation of Brazilian currency against the U.S. dollar and interest rate changes for the periods shown.

	Brazilian Selected Economic Indicators

	2005	2004	2003	2002

Real GDP Growth(%)a	2.28	4.94	0.54	1.93
Inflation(%)?	1.21	12.41	8.71	25.31
US$ / R$ Exchange Ratel	2.3407	2.6544	2.8892	3.5333
TJLP(%)l	9.8	9.8	11.0	10.0

 (1) Source:Ipeadata

(2) IGPM, source: Economática

(3) Long-Term Interest Rate

The Brazilian economy has been affected by interventions on the part of the government, which has made repeated changes in its monetary, credit, tariff and other policies, in order to influence the direction of the national economy. The changes in policies involving foreign exchange and tax rates could have a significant impact on the Company´s business and operating results, in the same way as inflation, currency devaluation, social instability and other political, economic and diplomatic issues, and the reaction of the Brazilian government to these issues.

Inflation and Real Plan Effects

Inflation has traditionally had a negative effect on the Brazilian economy in general in past years, and on the Company´s profitability and operating results in particular. In an attempt to control inflation, the government has at times imposed wage and price controls, and reduced its spending. Inflation and the measures adopted by the government, combined with public speculation about its future decisions, have also contributed to periods of uncertainty in the economy, as well as to increased volatility in the Brazilian securities markets. In addition, the government’s desire to control inflation and reduce budget deficits may cause it to take actions that slow Brazilian economic growth.

After the implementation of the Real Plan, which was based on an exchange rate anchor (reais x U.S. dollar), inflation rates declined and stabilized at low levels. This new economic environment increased the purchasing power of part of the population, which was accustomed to high inflation levels and did not have access to financial instruments to reduce their monetary losses due to high inflation. Incomes rose, credit availability increased and consumption of consumer goods grew. According to the IGP-M Brazilian inflation amounted to 868.30% in 1994, 15.25% in 1995, 9.20% in 1996, 7.74% in 1997, 1.78% in 1998, 20.1% in 1999, 9.95% in 2000, 10.38% in 2001, 25.31% in 2002 8.71% in 2003, 12.41% in 2004 and 1.21% in 2005.

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

In an attempt to stem the increasing capital outflows and concerns about the commitment of certain state governments to the fiscal austerity proposal, on January 13, 1999, Brazilian monetary authorities halted their intervention, abandoning the system of exchange rate bands, and allowed the real’s value to be determined by the foreign exchange markets, intervening only to limit wide swings in the value of the currency.

Since then, the exchange rate market has been operating under a floating rate regime and the Central Bank has implemented an inflation target policy, using local interest rates to adjust demand. A negative side-effect of this policy has been high interest rate levels, increasing cost of capital to the company and raising uncertainty in the financial markets about the capacity of Brazil to pay its debts, increasing the sovereign risk.

Although Sadia uses reais as its functional currency, a relevant portion of its assets, liabilities and revenues are dollar denominated. In December 2005, 49.5% of the Company´s gross revenues were mainly collected in foreign currency, coming from export proceeds, corresponding to R$4,076 million.

Considering that Sadia has subsidiaries abroad, the volatility of the real creates foreign exchange gains and losses, which are included in the Company’s foreign currency exchange gain (loss), net account in results of operations. In 2005, on a consolidated basis, the Company recorded foreign exchange gains (including gains from foreign currency swaps) of R$290.7 million compared to R$72.7 million in 2004.

A. Operating Results

The following table summarizes certain selected financial data derived from the Company´s statements of income, expressed as percentages of net operating revenue, for the periods indicated, as shown.

	Consolidated Income Statement
	Years Ended December 31, 2005, 2004 and 2003
	(%)

	2005	2004	2003

Net operating revenue	100.0	100.0	100.0
Cost of goods sold	(72.8)	(70.3)	(72.3)
Gross profit	27.2	29.7	27.7

Operating expenses:
Selling	(17.0)	(18.7)	(18.0)
General and administrative	(1.1)	(0.9)	(1.1)
Other operating income (expenses), net	0.2	0.3	(0.7)
Total operating expenses	(17.9)	(19.3)	(19.8)

Operating income	9.3	10.4	7.9

Interest expense	(4.3)	(5.5)	(8.9)
Interest income and other, net	3.4	4.1	9.0
Foreign currency exchange gain, net	0.7	0.6	1.2
Income before income taxes, equity income of investees and minority interest
	9.2	9.6	9.3

Income tax benefit (expense)
Current benefit (expense)	(0.7)	(0.5)	(0.8)
Deferred tax benefit (expense)	(0.2)	(1.0)	0.8
Total income tax	(0.9)	(1.6)	0.0
Income before equity income of investees and minority interest
	8.2	8.0	9.3

Net income	8.2	8.0	9.3

The following table sets forth components of Sadia´s cost of goods sold, expressed as a percentage of total cost of goods sold for 2005, 2004 and 2003:

	Composition of Cost of Goods Sold (%)
	December 31,
	2005	2004	2003

Raw Materials	76	78	78
Labor	12	12	11
Depreciation	3	2	3
Other	9	9	9
Total cost of goods sold	100	100	100

	Consolidated Income Statement
	Years Ended December 31, 2005, 2004, 2003, 2002 and 2001
	(R$ Million)

	2005	2004	2003	2002	2001

Gross operating revenue	8,327.4	7,117.3	5,717.5	4,654.8	3,977.1

Value-added tax on sales	(914.2)	(880.0)	(535.3)	(0.4)	(0.3)
Sales deductions	(95.3)	(128.1)	(100.5)	(98.4)	(81.4)
Net operating revenue	7,317.8	6,109.2	5,081.7	4,139.1	3,602.5
Cost of goods sold	(5,324.4)	(4,292.7)	(3,673.0)	(2,903.2)	(2,322.7)
Gross profit	1,993.5	1,816.6	1,408.7	1,235.9	1,279.8

Operating expenses:
Selling	(1,245.9)	(1,144.5)	(916.7)	(828.7)	(720.8)
General and administrative	(81.0)	(52.5)	(54.2)	(49.1)	(54.0)
Other operating income (expenses), net	14.3	15.4	(36.8)	(12.8)	(17.1)
Total operating expenses	(1,312.6)	(1,181.5)	(1,007.7)	(890.6)	(791.9)

Operating income	680.9	635.0	401.0	345.3	487.9

Interest expense	(311.6)	(336.8)	(450.2)	(317.8)	(201.2)
Interest income and other, net	248.0	249.8	459.8	266.5	144.6
Foreign currency exchange gain, net	53.4	39.1	61.0	2.7	(171.4)
Income before income taxes, equity income of investees and minority interest
	670.7	587.1	471.5	296.7	259.9

Income tax benefit (expense)
Current benefit (expense)	(52.0)	(33.0)	(39.1)	34.6	(38.9)
Deferred tax benefit (expense)	(16.4)	(63.1)	40.1	(46.8)	(12.2)
Total income tax	(68.4)	(96.1)	1.0	(12.2)	(51.1)
Income before equity income of investees and minority interest
	602.2	491.0	472.6	284.6	208.8

Equity income (loss) of investees	1.2	(1.4)	0.4	(0.7)	0.0
Minority interest	(0.2)	(0.1)	0.3	0.3	0.4
Income (loss) before cumulative effect of accounting change	603.3	489.5	473.3	284.3	209.3
Cumulative effect of accounting change, net of tax	-	-	-	-	(5.8)
Net income	603.3	489.5	473.3	284.3	203.5

SADIA S.A.

CONSOLIDATED BALANCE SHEET

Years ended December 31,2005, 2004, 2003, 2002, and 2001

(In thousands of reais - R$)

	2005	2004	2003	2002	2001

Cash and cash equivalents and investments in debt and held-to-maturity securities	2,574,996	1,917,192	1,957,753	1,249,783	346,354
Total Current Assets	4,588,176	3,944,802	3,645.379	2,759,217	1,562,713
Investments in debt and held-to-maturity securities	65,057	436,782	1,158,586	760,857	609,767
Property, plant and equipment, net	1,523,309	1,055,240	910,010	918,320	893,068
Total Assets	6,707,284	5,830,973	6,149,453	4,975,627	3,325,305

Total Current Liabilities	2,625,812	2,766,719	2,969,833	2,591,383	1,335,176
Short-term debt and current portion of long-term debt	1,484,342	1,738,835	2,026,752	2,052,068	910,386
Long-term debt	1,704,184	1,031,375	1,366,836	1,205,160	889,767
Total Shareholders’ Equity	2,228,117	1,838,364	1,521,585	1,057,759	967,181

Structure and Profitability of the Company’s Operations

Period ended December 31, 2005 compared with period ended December 31, 2004

The following discussion presents a comparison of results of operations for the twelve-month period ended December 31, 2005 and 2004.

Gross Operating Revenue

The R$8,327.4 million gross operating revenues represented an increase of 17% over 2004. Sales volumes reached 1.8 million tons, a 14.9% increase as compared to the same period last year.

This result reflects growth in revenues of 20.1% in the international market and 14.2% in the domestic market, despite the problems presented by foot and mouth disease in Brazil, the concerns over avian flu in Europe and Asia and the Brazilian sanitary inspectors’ strike in the fourth quarter of 2005.

Domestic Market

In the domestic market, sales volume reached 823,573 tons, an 11.8% increase over the prior year. Continuing the trend seen in 2004, processed products led domestic market sales, in line with the Company´s strategy of focusing on more value added products.

Gross operating revenue added up to R$4.3 billion in 2005, which represented a 14.2% increase over 2004.

The significant increase in revenues and volumes resulted mainly from a strategy based on the diversification of the sales channels, the release of new products better suited to the consumer’s purchasing power and improvement in managing the Company’s brands. The strategy of reviewing the processed products portfolio and focusing on products with better margins compensated, in part, for the slackening of domestic demand.

Export Market

Strong export demand for Sadia products in 2005 resulted in a 20.1% increase in revenues, to R$4.1 billion. Sales volumes reached record levels, surpassing the 1.0 million ton mark for the year, representing a 17.6% increase over 2004 shipments.

Sadia´s performance was due to its ability to increase international prices, optimize logistics and improve product mix. In dollar terms, these factors effectively offset the 11.8% devaluation of the average dollar for the twelve months ended December 31, 2005 against the twelve months ended December 31, 2004.

In the Middle East, Sadia maintains its traditional presence in the principal areas of the region, with market leadership and brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.4 kg) and processed products. Exports to Middle Eastern countries accounted for 25.7% of revenues in the export market. Europe, which received 24% of exports, is a large purchaser of poultry cuts and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia exports were mainly pork and poultry cuts. This region represented 21.4% of all exports. The main exports to Asia, which accounted for 15.6% of all revenues from exports, are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated mainly on processed products, poultry parts and whole birds. The Americas accounted for 13.3% of export revenues.

Processed Products

Sales of processed products were the principal driver in domestic revenue growth, representing 78.6% of revenues in the domestic market. This result reflects the Company´s efforts to adapt its product portfolio, aiming to capture the demand for differentiated products and leadership in several segments. This strategy allowed an increase of 11.3% in volumes and 11.6% in gross operating revenue. Despite the difficulty of passing on costs in the domestic market, Sadia managed to keep its average prices at the same levels as 2004.

With sales of processed products in the export market, Sadia obtained R$412.3 million, a 1.7% increase as compared to 2004. This is equivalent to shipments of 91,600 tons, an 9% increase over 2004 volumes. The 7.4% increase in dollar term prices partially offset the 11.8% devaluation of the dollar against the real for the year.

Poultry

The poultry segment in the domestic market registered a 34.3% increase in volumes sold, leading to a 23.3% increase in gross operating revenue. The acquisition of Só Frango, in January 2005, contributed to this growth and to an increase in whole poultry sales. As whole poultry has lower prices per ton compared to poultry cuts, average prices in this segment fell 8.2% for the year.

In the external market, the highlight in gross operating revenues was achieved by the poultry segment, which registered R$2.9 billion, an increase of 18% over 2004. Export sales volumes amounted to 808,636 tons, a 16.8% increase over 2004. The greater participation of whole poultry in the portfolio of products sold, due to an increase in sales to the Middle East and South America, resulted in a 1% increase in real average prices in this segment. Dollar prices increased 12.9% over 2004.

Pork

Limited supplies of pork products resulted in a 30.5% reduction in domestic volumes, and a 4.3% reduction in gross operating revenue, in order to supply export markets. The shortage permitted a 37.8% increase in prices, partially offsetting the revenue decline.

Export volumes considerably increased with the recovery of shipments to the Russian market, since Russia allowed unused import quotas to be filled in open market auctions, which permitted the Company to ship volumes in excess of the applicable quotas. In addition, throughout 2005, Sadia resumed previous levels of pork production, which had been reduced in 2004 as a consequence of the import quotas established by the Russian government. Annual sales of 105,800 tons, represented a 33.9% increase as compared to 2004 and generated R$592.4 million in revenues, 37.8% more than domestic revenues. Average prices increased almost 3% in local currency terms, a 15.2% increase in dollar terms.

Sales Deductions and Tax on Sales

Value-added tax on sales consist of  ICMS, the Social Contribution on Sales (Cofins) and the contribution to the Social Integration Program (PIS), which amounted to R$914.2 million, a 3.9% increase over 2004. In 2005, total sales deductions were R$95 million compared to R$128 million in 2004. The ratio of value-added tax on sales as a percentage of gross operating revenues was at 11% in 2005 and 12.4% in 2004. This improvement was due to, among other factors, the optimization of value-added taxes which has allowed the growth in net revenues to be greater than that in gross revenues.

Cost of Goods Sold

Cost of goods sold increased 24% over 2004. Cost of goods sold as a percentage of net operating revenues increased to 72.8% in 2005 from 70.3% in 2004. This increase was principally due to purchases in the first half of 2005 of higher-cost pork on the spot market as a result of a supply shortage.

Selling Expenses

The ratio of selling expenses over net income showed a significant reduction in 2005, reaching 17% as compared to 18.7% for 2004. This reduction reflects the aggressive cost containment efforts of management in 2005, with the implementation of several measures, such as the renegotiation of contracts and greater efficiency of logistics.

Administrative and General Expenses

The administrative and general expenses over net operating revenues reached 1.1% in 2005, as compared to 0.9% in 2004.

Other Operating Income (Expenses), Net

Other operational net results accounted for a R$14.3 million income in 2005 as compared to a R$15.4 million gain in 2004. There were no significant changes in 2005 in comparison to 2004.

Interest Expense

Interest expense in 2005 amounted to R$311.6 million, 7.5% below the R$336.8 million accounted for in 2004. The ratio interest expense to total debt fell from 11.2% in 2004 to 9.3% in 2005. This decrease is primarily due to the one time loss of R$110 million on the sales of Brazilian bonds in 2004.

Interest Income and Other, Net

Interest income in 2005 amounted to R$248 million, 1% below the R$249.8 million accounted for in 2004.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange currency gain of R$ 53.4 million reported in 2005 was primarily attributable to gains from hedges of sales of exports, resulting from the 17.3% average appreciation of Brazilian currency against the U.S. dollar for 2005 against 2004. The foreign exchange currency gain of 2004 was R$ 39.1 million.

Income Tax

Sadia reported an income tax expense of R$ 68.4 million in 2005, against R$ 96.1 million in 2004. This is mainly because a larger portion of taxable income in 2004 was generated in Brazil while in 2005 the earnings were primarily generated abroad. Earnings generated abroad are non-taxable. Since achieving record net income in 2005, and thus, were able to make a large distribution of interest on capital and dividends, it was possible to deduct part of the amount distributed from the income tax payable and contain tax expenses.

Net Income

Sadia’s net income reached a record R$ 603.3 million in 2005 surpassing by almost 23.2% the 2004 result. This performance is in line with the company’s strategy of revenue growth, cost control and efficiency of results.

Period ended December 31, 2004 compared with December 31, 2003

The following discussion presents comparisons of results of operations for the twelve-month period ended December 31, 2004 and 2003.

Gross Operating Revenue

The year of 2004 was characterized by great volatility of costs and exchange rates, which frustrated hopes of achieving higher results in terms of profitability. However, Sadia knew how to take advantage of the slow, but consistent recovery of consumption on the domestic scenario and volatility in the global poultry market due to the AI crisis in Asia. Gross operating revenues at R$7.1 billion, increased 24.5% over 2003, despite the devaluation of the dollar having affected their value in Brazilian reais. The Company broke new sales records with total sales volumes 18.3% over those registered in 2003. What drove revenues was, above all, a robust rise in sales volumes, which required strong, mobilized efforts, and improved operating results.

In the domestic market, even though the recovery of employment levels was slow to affect the consumption of non-durable goods, Sadia recorded constant growth in terms of revenues throughout 2004. The launching of products that are increasingly better suited to consumers’ needs, the exploration of the Sadia brand name, and the enhancement of services related to various distribution channels guaranteed sales performance above the country’s average rate of growth.

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

Interest Expense

Interest expense in 2004 amounted to R$336.8million, 25.2% below the R$450.2 million accounted for in 2003. This decrease of R$113.4 million was mainly due to losses of R$110 million on the sales of Brazilian bonds, higher interest rates in U.S. dollar denominated debt and a larger total debt for the year of 2003 as compared to 2004. The increase in expense is also due to higher losses in swap contracts as compared to 2003.

Interest Income and Other, Net

Interest income in 2004 amounted to R$249.8 million, 45.7% below the R$ 459.8 million accounted for in 2003. This decrease is mainly due to a total reduction in financial assets of 23.5% in 2004.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange currency gain of R$ 39.1 million reported in 2004 was primarily attributable to the 8.1% appreciation of Brazilian currency against the U.S. dollar, which is net of a R$ 50.7 million exchange rate loss resulted from the translation of investments denominated in foreign currencies.

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

B. Liquidity and Capital Resources

Liquidity and Sources of Funding

The Company's principal cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, raising efficiency levels and optimization of processes; and (iii) payment of dividends and interest on equity to shareholders. The Company's primary sources of liquidity have traditionally consisted of cash generated from operations and short and long-term debt. Sadia believes that these sources of funds, together with its cash and cash equivalents will continue to be adequate to meet the Company’s currently anticipated capital requirements.

The net cash generated by operating activities totaled R$842.2 million, R$307.2 million and R$975.8 million for the years ended December 31, 2005, 2004, 2003, respectively. Net cash used in investing activities amounted to R$1,236.2 million, R$ 639.4 million, and R$92.9 million for the years ended December 31, 2005, 2004, 2003, respectively. Net cash provided by financing activities was R$313.1 million in 2005, while an amount of R$721.7 million was used in 2004. In 2003, net cash provided by financing activities was R$479.5 million. Cash and cash equivalents at the end of the year was R$683.3 million in 2005, R$764.2 million in 2004 and R$1,818.1 million in 2003.

	Consolidated Cash Flow
	(R$ Million)

	2005	2004	2003
Net cash provided by operating activities	842.2	307.2	975.8
Net cash provided by (used in) investing activities	(1,236.2)	(639.4)	(92.9)
Net cash provided by (used in) financing activities	313.1	(721.7)	479.5
Cash and cash equivalents at end of year	683.3	764.2	1,818.1

The changes that occurred in the net cash in 2004 in relation to 2003 and 2005 were due to the following:

Changes in 2005 relative to 2004:

Net Cash Provided by Operating Activities

Changes in Foreign currency exchange gain, net were due to the Company’s hedge results that are aimed to compensate for losses in Sadia’s export revenues and were influenced by the 17.3% average devaluation of the dollar against the real for 2005 against 2004.

Changes in Inventories were due to more efficient inventory management, which led to a decrease of the average inventory turnover from 90 days in 2004 to 66 days in 2005.

Changes in Accrued interest, net were due to a greater amount paid in interest, as Sadia increased its financing as a result of greater investments in 2005.

Changes in Social Charges, Taxes Payable, Other Liabilities’ account were due to provisions on the acquisition of Só Frango and marketing expenses.

Net Cash Provided or Used in Investing Activities

Changes in Purchase of property, plant and equipment were due to the greater capital investitures the Company incurred in 2005. In 2004 R$324.9 million were invested, while in 2005 Sadia invested R$742.4 million.

Net Cash Provide or Used in Financing Activities

Changes in Long-term debt issuances were due to greater financing incurred as the Company increased its investments in 2005.

Changes in 2004 relative to 2003

Net Cash Provided by Operating Activities

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

Inventories were higher in 2004 that 2003, such increase being attributable to lower than expected demand in the domestic market during 2003. Additionally, the Company was stimulated to stock up on grains during the end of 2004 as their prices were lower than their 2003 value.

Changes in Accrued Interest, Net were less than its 2003 value due to changes in the Company’s finance strategy in 2004, which started focusing on less volatile securities associated therefore with lower interest rates.

Changes in Social Charges, Taxes Payable, Other Liabilities’ account were larger than its 2003 value due to payment of the Employee Bonus.

Net Cash Provided or Used in Investing Activities

Changes in Purchase of property, plant and equipment were due to the greater capital investitures the Company incurred in 2004. In 2003 R$179.3 million were invested, while in 2004 Sadia invested R$324.9 million.

Changes in Held-to-maturity investments were due to the creation of two offshore funds in December 2003, and new purchases during 2004 were classified as available-for-sale debt securities.

Changes in Available-for-sale debt securities were due to the reason mentioned above.

Net Cash Provided or Used in Financing Activities

Changes in Long-term debt issuances were due to a lesser amount of financing contracted by the Company as most of the capital investitures were done with its own resources.

Indebtedness and Financial Strategy

The loans incurred by the Company are basically intended to finance exports, investments in fixed assets, and working capital.

At the end of 2005, the Company’s total interest-bearing debt stood at R$3,357.5 million, representing a 21.6% increase as compared to the total debt of R$2,761.4 million on December 31, 2004. There was a significant improvement in terms of the total debt maturity distribution, in 2004, 63.5% was accounted as short-term, as compared to only 48.9% in 2005. It is worth mentioning that the total debt takes into consideration the values of the foreign currency and interest rate swaps.

At the end of 2005, Sadia’s total investment amounted to R$2,695.7 thousand, a 8.5% increase as compared to R$2,485.4 on December 31, 2004. There was also a significant improvement in terms of the total investment maturity distribution, in 2004, 81.3% was accounted as short-term, as compared to 97.6% in 2005.

The Company’s debt profile at December 31, 2005 and 2004 was as follows:

R$ Million	2005	2004

Short-tem debt	1,643.0	1,911.6
Long-term debt	1,714.5	1,099.6
Total Debt	3,357.5	3,011.2

Short-tem investments	2,630.7	2,020.3
Long-term investments	65.1	465.1
Total Investments	2,695.7	2,485.4

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150 million of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95% of the average rate of Brazilian interbank certificate deposits (17.9% p.a. at December 31, 2005). Through December 31, 2005, the Company received cash proceeds of R$2.6 billion (R$2.2 billion in 2004) from the sales of domestic receivables under this agreement and incurred in interest expenses of R$27 million for the year ended December 31, 2005 (R$23 million in 2004). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31 , 2005, the accounts receivable for this debt, pledged as collateral was R$190.4 million.

Short-Term Debt

Following the normal course of operations, the amounts maturing in the short run can be settled or re-negotiated for the next period. The Company uses trade finance for its working capital needs because it is available at a lower cost, since lenders perceive that the exchange risk is mitigated by the link to U.S. dollar exports.

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$432.1 million in 2005 (R$744.4 million in 2004) were dollar denominated with a coupon at Libor (4,39% p.a. at December 31, 2005) plus a spread at the rate of 0.10% p.a. and fixed rate coupons from 4.2% to 5.76% p.a. in 2005.

R$ Million	2005	2004

Working capital from commercial banks	545.4	761.1
Trade accounts receivable domestic credit facility	190.4	162.1
Trade accounts receivable export credit facility	-	120.8
Bank borrowings, secured by accounts receivable	54.4	17.8
	790.2	1,061.9

On December 31, 2005 and 2004, the weighted average interest rates for U.S. dollar and local currency on short-term debt were 6.90% and 7.06% p.a., respectively.

Long-Term Debt

	Long-Term Debt - R$ thousand

	2005	2004
Foreign debt (denominated in U.S. dollars):
IFC- International Finance Corporation funding in foreign currency for investment in property, plant and equipment, which R$23,325 is subject to interest at fixed rate of 9.05% p.a., guaranteed by promissory real estate mortgages	23,325	129,222

Export financing, composed of prepayment, payable in amount of R$372,780 in installments up to 2010, subject to LIBOR variation for 6 month deposits (4.7% in December 2005 plus annual interest of 8.2% p.a, and a line focused on the incentive for foreign trade in amount of R$1,212,113, subject to LIBOR variation for 6 month plus interest of 5.69% p.a., guaranteed by promissory notes or sureties.	1,584,893	924,965

Financing subject to LIBOR variation for 1 month deposits (4.39% in December 2005) plus interest of 0.10% p.a., guaranteed by its own titles	145,719	-

BNDES (National Bank for Economic and Social Development), payable from 2006 to 2013, composed as follows: FINEM in the amount of R$29,046 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$40,704 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3% p.a. guaranteed by mortgage bonds and real estate mortgages	69,750	66,677

	2005	2004
Local debt (denominated in reais):
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2006 to 2012, composed as follows: FINAME in the amount of R$225,684 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2005) and interest of 4.45% p.a., FINAME-EXIM in the amount of R$139,321 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$37,654 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	402,659	436,309

PESA - Special Aid Program for Agribusiness payable in installments from 2005 to 2020, subject to the – General Price Index –Market – IGP-M plus interest rate of 9.89% p.a., secured by investments in debt securities with a carrying value of R$25,710 and sureties.	131,831	129,310

Other subject to interest rate from 4% to 14% p.a.	40,187	21,846

	2,398,364	1,708,329
Less current portion of long- term debt	(694,180)	(676,954)
Long- term portion	1,704,184	1,031,375

On December 29, 2005, the Company made early settlement in the amount of US$27.5 million referring to the financing agreement with the International Finance Corporation (IFC). The Company has stated its intention to settle the remaining balance of R$23.3 million in the short term, and, accordingly, there will be no restrictions with respect to the distribution of dividends in addition to the mandatory minimum dividend required by law, if one of the consolidated financial indexes (current liquidity, long-term indebtedness and total indebtedness) does not meet the agreed ratio levels.

At December 31, 2005, long-term debt maturities were as follows:

Long Term Debt	R$ million

2007	190.7
2008	131.2
2009	116.8
2010	977.0
Thereafter	288.5
1,704.2

C. Research and Development, patents and licenses

Sadia invested R$10.9 million, R$10.1 million and R$6.5 million for the years ended December 31, 2005, 2004 and 2003, respectively, in research and development activities. During the past five years, the R&D department has developed seven new product families (refrigerated pasta, pizzas, fish-based products, ready-made dishes, sweet pies, frozen desserts and breaded products), as well as improving existing products.

During 2005, Sadia launched 76 products mainly in the lines of ready to eat dishes, margarines, breaded chicken, hams and Miss Daisy Desserts.

Investments in R&D have also brought benefits to the area of animal breeding, achieving improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and 2005, the duration of the chicken production cycle was reduced from 59.3 days to 36 days for each 1.7 kg bird. During the same period, chicken weight increased from 1.7 kg to 2.0 kg for slaughtering. Similarly, the feed conversion rate decreased from 2.4 kg to 1.8 kg per kg of chicken.

Between 1975 and 2005, the duration of the hog production cycle was reduced from 179 days to 146 days for each 100 kg animal. During the same period, slaughtered hog weight increased from 94 kg to 119 kg. In a similar way, the feed conversion rate decreased from 3.6 kg to 2.6 kg of feed per kg of pork. During the same period, the percentage of pork meat per carcass increased from 46% to 59%.

D. Trend Information

This section discusses the main concerns and trends that drove the Company’s strategic planning in 2005 and those expected for 2006.

Avian Flu

Outbreaks of a strain of virus, H5N1, known as Avian Influenza A (AI), during the first quarter of 2006, have been reported in Europe. The virus, which is communicated by infected wild birds, represents a significant risk to flocks of fowl, which if infected must be slaughtered to assure containment of the virus.

According to the Food and Agriculture Organization (FAO) Transboundary Animal Diseases Bulletin of 2004, Highly Pathogenic Avian Influenza (HPAI) has been recognized for well over one hundred years, and it seems clear that for the first third of the twentieth century the virulent disease was endemic in some countries and occurred fairly regularly in others. Since the first report of an HPAI outbreak caused by a virus of H5 subtype, in 1959, primary outbreaks of HPAI in poultry have been reported several times.

Even though the World Health Organization (WHO) statistics show that from the end of 2003 until May 2006, there were 4,265 outbreaks of AI with the H5N1 string, there were only 218 cases of confirmed poultry-to-human contamination and 124 human deaths. According to FAO the adaptation for human-to-human transmission has not yet occurred. Moreover, the WHO states that until today there is no epidemiological data suggesting that the disease can be transmitted to humans through properly cooked food (even if contaminated with the virus prior to cooking).

According to United States Department of Agriculture, vaccines to protect humans against H5N1 viruses currently are under development. In addition, research is underway on methods to make large quantities of vaccine more quickly. So far, research suggests that two antiviral medicines, oseltamavir (Tamiflu®) and zanamavir (Relenza®), may be useful treatments for H5N1 avian influenza. However, H5N1 viruses are generally resistant to two other available antiviral medications, amantadine and rimantadine, so they cannot be used to treat avian flu.

Even though there has never been a case of H5N1 or any other highly pathogenic cases of poultry diseases of AI in Brazil, Sadia is aware of the risk, and is closely monitoring its developments. The Company is working on this issue with the utmost priority, at the highest level of its corporate governance structure and adopting several preventive measures.

Sadia's poultry plants are spread throughout the country with 8 industrial units across 5 different states. In addition to that, Brazil's vast territorial extension reduces substantially the risk of countrywide contamination.

In order to avoid AI reaching its plants, Sadia has implemented a strict control on the access to the animal producing farms. Visits to farms and poultry establishments are strictly prohibited until further notice. In the event of visits from certifying companies representatives and genetic material suppliers, access must be limited to the Company’s office after a 7-day quarantine in Brazil, without any kind of contact with other birds.

As there is a serious threat of introduction of avian influenza through the exposure of the Company’s commercial flock to wild birds, especially waterfowl, all of Sadia’s integrated outgrowers have protected their farms water springs and most of them have put tighter mesh screens in order to block the entry of smaller wild birds in their farms.

The Company is also equipping its plants to cook, grill and bread the poultry meat, as according to FAO, the virus is destroyed in temperatures above 70°C, allowing these products to be exported regardless of any sanitary related embargos. Sadia is also constantly increasing the volumes of processed products in its product portfolio, which creates a natural hedge for the Company.

Besides that, the Company is aware of all the procedures that have to be implemented in the event of an outbreak, and is spreading this knowledge to all of its integrated outgrowers.

Moreover, the Brazilian government has established the National Plan for the Prevention and Control of Newcastle Disease and the Prevention of Avian Influenza (Plano Nacional de Controle e Prevençao da Doenca de Newcastle e de Prevençao de Influenza Aviária) which conforms with OIE (World Organization for Animal Health) standards for zoning. These measures which are intended to assure international markets that Brazil maintains sanitary barriers between states will allow the country to petition for certain Brazilian states to be considered as autonomous regions, avoiding, thus, a generalized ban on exports.

It is important to mention that Sadia is already in full compliance with the National Plan for the Prevention of the Avian Flu and the Prevention and Control of the Newcastle Disease.

Despite these measures, no assurance can be given that Sadia will not be affected by AI, directly, or through limitations on exports imposed by importing countries.

Foreign Market Protectionist Measures

New regulations will continue to be issued by foreign importer countries to protect their local producers. Since a relevant part of Sadia´s revenues comes from export operations, the raising of protectionist barriers can affect its operations.

In July 2002, the EU Sanitary Commission issued a new regulation increasing the duties for imported fresh chicken. During the second semester of 2002, 100% of Brazilian chicken exported to Europe was required to be tested for the forbidden antibiotic Nitrofuran, increasing export sales costs.

In November 2003, a panel was established in the World Trade Organization (WTO) on request of Brazil and Thailand against the change in classification of salted poultry made by the EU. With this change, Brazilian salted poultry was classified as frozen and, thus, had an increase of 15.4% ad valorem in its duty rate. In August 2005, the final WTO decision favored Brazil and Thailand in the panel. However, the WTO decision is characterized as only a recommendation to the European Union, and there will not be an immediate application of the ruling.

The Russian government also introduced a quota regime for pork and poultry imports that is to remain in effect through 2006. The quotas for 2006 have not yet been established.These initiatives can reduce competitiveness of the Company´s products in such markets; however, the Brazilian government, associated with local and international entities, normally negotiates the terms of such measures in order to mitigate their negative effects.

E. Off- balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the one described below.

Sadia has off-balance sheet arrangements consisting of guarantees granted in the amount of R$11.5 million to banks under loans obtained by certain out growers as part of a special development program in the central region of Brazil. As of December 31, 2005, the outstanding debt related to those out growers was US$11.8 million, fully guaranteed by Sadia. The Company also has off-balance sheet arrangements related to the export receivables sold under the Insured Receivables Purchase Agreement in the amount of R$ 22.9 million.

F. Tabular disclosure of contractual obligations

The Company has long term purchase contracts with suppliers that are oriented for production purposes (packing and industrial units). At December 31, 2005, the balance of contractual obligations were as follows:

	Contractual Obligations – Payments Due By Period (Thousand R$)

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Long-Term Debt Obligations	694,180	321,982	1,093,714	288,488	2,398,364

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	65,200	99,400	-	-	164,600

Purchase Obligations	42,000	159,000	159,000		360,000

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	801,380	580,382	1,252,714	288,488	2,922,964

Sadia does not have any contractual purchase obligations associated with its animal feed requirements.

The long-term debt obligations incurred by the Company are basically intended to finance exports, investments in fixed assets and working capital. Purchase Obligations relates to future acquisition of raw materials. Operating Lease Obligations are related to Sadia’s non-cancelable leasing agreements for industrial units that expire over the next three years.

G. Safe Harbor

See “Forward-Looking Statements” in “General” on page 2 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Members of the Board of Directors

The Company is managed by a Board of Directors and a Board of Executive Officers, formed by Brazilian citizens or a majority of Brazilian citizens domiciled in the country, whose powers shall prevail in the decision-making.

The term of office of the members of the Board of Directors and of the Executive Officers shall be for one year and shall be unified, extending up to the entry upon office of the new administrators, reelection being permitted.

In 2005 Sadia acquired a directors and officers liability insurance (D&O), in order to protect all its executives against legal actions that may arise from financial loss caused to third parties.

There are no pending legal proceedings, involving either board members or executive officers that could prevent any of these from carrying out their duties.

Board of Directors

Pursuant to Sadia's By-laws, the board of directors is composed of a minimum of seven to a maximum of eleven members, all of them necessarily being shareholders and shall adopt an Internal Regulation to govern its own activities.

In the annual shareholder’s meeting, held on April 26, 2006 the new board members were elected. The board of directors is composed of four members who represent the controlling shareholder group, and seven independent members.

Certain members of the board are related. Mr Osório Henrique Furlan is the uncle of Mr. Walter Fontana, and Mr. Romano Ancelmo Fontana Filho, Mr. Eduardo Fontana d’Ávila and Mr. Walter Fontana are cousins.

Name	Birth Date	Position
Walter Fontana Filho	12/07/1953	Chairman
Eduardo Fontana d’Ávila	02/28/1954	Vice Chairman
Osório Henrique Furlan	07/31/1922	Vice Chairman
Alcides Lopes Tápias	09/16/1942	Member
Everaldo Nigro dos Santos	07/12/1939	Member
Francisco Silverio Morales Cespede	06/21/1947	Member
José Marcos Konder Comparato	09/27/1932	Member
Luiza Helena Trajano Inácio Rodrigues	10/09/1948	Member
Norberto Fatio	04/07/1944	Member
Romano Ancelmo Fontana Filho	08/25/1941	Member
Vicente Falconi Campos	09/30/1940	Member

Walter Fontana Filho.  Mr. Fontana Filho has been the Chairman of the board of directors since April 2005. He was Chief Executive Officer of the Company from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Mr. Fontana holds an undergraduate and graduate degree in Economics from Pontificia Universidade Católica, and a specialization in Business Marketing from Fundaçao Getúlio Vargas.

Eduardo Fontana d’Ávila.  Mr. Fontana d’Ávila is Vice Chairman of the board of directors and a member of the board since 2005. He was Industrial Director until 2005. He has been with the Company since 1977 always directed towards industrial production. Mr. D´Ávila holds undergraduate degree in Engineering from Mackenzie University and a graduate degree in Business Administration from Fundaçao Getúlio Vargas.

Osório Henrique Furlan.  Mr. Furlan is Vice Chairman of the board of directors and member of the board since 2002. He served as the company’s first executive president. He is a member of the Sao Paulo Commercial Association and former vice president of Transbrasil Airlines from 1964 to 1975. Mr. Furlan received his undergraduate degree in law from Faculdade de Direito Bragança Paulista.

Alcides Lopes Tápias. Mr. Tapias has been a member of the board of directors since 2002. Mr. Tapias served as Banco Bradesco’s Executive Vice-President, President of FEBRABAN (Brazilian Bank Federation) and was a member of the National Monetary Council. He also served as former Industry, Trade and Development Minister (July, 2001). Mr. Tapias holds an undergraduate degree in Business

Administration from Universidade Mackenzie and a graduate degree in law from Faculdades Metropolitanas Unidas.

Everaldo Nigro dos Santos.  Mr. Santos has been a member of the board of directors since 2004. He also served as former CEO of Alcan Latin America from 1997 to 1999. Mr. Santos holds an undergraduate degree in engineering from Universidade Mackenzie and an MBA from the Centre d´Études Industrielles.

Francisco Silverio Morales Cespede.  Mr. Cespede has been a member of the board of directors since 2004. He is also the Chief Financial Officer of Sao Paulo Alpargatas S.A., a member of the board of Santista Textil S.A. and former Chief Financial Officer and member of the board of directors of Monsanto do Brasil. Mr. Cespede holds an undergraduate and graduate degree in Business Administration from Fundaçao Getúlio Vargas.

Jose Marcos Konder Comparato. Mr. Comparato has been a member of the board of directors since 2006. He is President of the Fiscal Council of Itaúsa - Investimentos Itaú S.A., former executive director of Banco Itaú S.A. and former CEO of Itaúsa Empreendimentos S.A. Mr. Comparato holds an undergraduate degree in Civil Engineering from Escola Politecnica - Universidade de Sao Paulo.

Luiza Helena Trajano Inácio Rodrigues. Mrs. Rodrigues has been a member of the board of directors since 2006. She is CEO of Magazine Luiza and member of the board of Grupo Algar. She holds an undergraduate degree in Business Administration and Law from Faculdade de Direito de Franca.

Norberto Fatio.  Mr. Fatio has been a member of the board of directors since 2004. He has commercial and marketing executive experience at Unilever, Danone, Bunge Alimentos, Kibon, Fleischmann Royal Nabisco and Sé Supermercados. Mr. Fatio received his undergraduate degree in Business Administration from Fundaçao Getúlio Vargas.

Romano Ancelmo Fontana Filho.  Mr. Fontana is a member of the board of directors since 1994. He previously served as Chairman of the board and former IT and Human Resources Director from 1976 to 1994. Mr. Fontana holds an undergraduate degree in Business Administration from Universidade Mackenzie.

Vicente Falconi Campos.  Mr. Falconi Campos has been a member of the board of directors since 2002. He is a Brazilian Government consultant on the energy crisis management committee and a member of the board of directors of AMBEV. Mr. Falconi Campos holds an undergraduate degree in engineering from Universidade Federal de Minas Gerais and a PhD from Colorado School of Mines.

Executive Officers

The Company's management team consists of professionals with extensive experience in the Brazilian food sector. There are currently no members of the founding family serving in executive capacities. The executive officers are responsible for the execution of decisions of the board of directors and day-to-day management of the Company. Below is a short résumé of the key members of Sadia's executive management team for the year of 2005:

Name	Birth Date	Position
Gilberto Tomazoni	08/28/1958	Chief Executive Officer
Adílson Serrano Silva	10/14/1948	Human Resources and Management Director
Alexandre de Campos	09/22/1970	International Sales Director
Alfredo Felipe da Luz Sobrinho	08/31/1945	Corporate Relations and Legal Affairs Director
Antonio Paulo Lazzaretti	07/24/1947	Production and Products Technology
Claudio Lemos Pinheiro	08/04/1951	Controller, Administrative and Information Technology Director
Ernest Sícoli Petty	07/04/1968	Purchasing Director
Flávio Luis Fávero	12/11/1963	Processed Products Director
Flávio Riffel Schmidt	03/23/1953	Investment Projects
Gilberto Meirelles Xandó Baptista	08/24/1965	Commercial Director – Domestic Market
Guillermo Henderson Larrobla	03/11/1956	International Sales Director
José Augusto Lima de Sá	06/14/1953	Commercial Director – Exports
Luiz Gonzaga Murat Júnior	10/17/1953	Chief Financial Officer, and Investor Relations Director
Paulo Francisco Alexandre Striker	10/23/1954	Logistics Director
Ricardo Fernando Thomas Fernandez	10/25/1963	Grain Purchase Director
Roberto Banfi	02/21/1947	International Sales Director
Ronaldo Kobarg Müller	11/11/1959	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	09/12/1957	Domestic Sales Director
Valmor Savoldi	01/28/1954	Planning, Logistic and Suppies Director

Gilberto Tomazoni. Mr. Tomazoni is the Chief Executive Officer. His previous experience within the Company includes industrial, sales (local and foreign markets) and marketing areas. Mr. Tomazoni holds an undergraduate degree in Engineering from Universidade Federal de Santa Catarina and a graduate degree in Management Development from Fundaçao de Ensino do Desenvolvimento.

Adílson Serrano Silva. Mr. Serrano Silva is the Human Resources and Management Director. He has previous experience with human resources at Cofap, Eletroradiobrás, VASP and Linhas Corrente. Mr. Serrano Silva holds an undergraduate degree in Business Administration from Faculdade Senador Flaquer and a graduate degree in Business Administration from Fundaçao Getúlio Vargas.

Alexandre de Campos. Mr. Campos is the International Sales Director. He has previous experience with foreign trade at General Electric and Perdigao. Mr. Campos holds an undergraduate degree in Business Administration from Faculdades Tibiriçá and a graduate degree in Marketing from Escola Superior de Propaganda e Marketing.

Alfredo Felipe da Luz Sobrinho. Mr. da Luz Sobrinho is the Corporate Relations and Legal Affairs Director. He previously was a member of the board of directors and was Vice President of Marketing, Sales and Services of Transbrasil. Mr. da Luz Sobrinho was former President of ABIPECS and President of the Attílio Francisco Xavier Fontana Foundation. He holds an undergraduate degree in Law from Centro de Ensino Universidade Brasília.

Antonio Paulo Lazzaretti.  Mr. Lazzaretti is the Production and Products Technology Director. He was the former industrial director and manager for the Company. He previously worked for Renner Hermann. Mr. Lazzaretti holds an undergraduate degree in Chemical Engineering from the Universidade Federal do Rio Grande do Sul, with a specialization in Business Administration from Fundaçao Candido Mendes.

Claudio Lemos Pinheiro.  Mr. Lemos Pinheiro is the Company’s Controller, Administrative and Technology Director. His experience within the Company includes the financial, IT and controlling areas. He holds an undergraduate degree in Business Administration from Universidade Católica de Pelotas, an extension in Business Administration from Universidade de Sao Paulo and an MBA from J. L. Kellogg Graduate School of Management.

Ernest Sícoli Petty.  Mr. Sícoli Petty is the Purchasing Director. He has previous experience in the food and agribusiness sectors at Pepsico, Cargill and Seara. Mr. Sícoli Petty holds an undergraduate degree in Agriculture Engineering from Universidade de Sao Paulo and an Executive MBA in Business Administration from BSP/University of Toronto.

Flávio Luis Fávero.  Mr. Fávero is the Processed Productcs Production Director – Processed Products. He has previous experience within the Company as Total Quality Coordinator and Production Manager.  Mr. Fávero holds an undergraduate degree in Chemical Engineering from the Universidade do Sul and a graduate degree in Management Development from Universidade de Santa Catarina.

Flávio Riffel Schmidt.  Mr. Riffel Schmidt is the Investment Projects Director.  He has previous experience in the finance, planning and control departments at the Company. Mr. Riffel Schmidt holds an undergraduate degree in Business Administration and Accounting from Universidade do Vale dos Sinos.

Gilberto Meirelles Xandó Baptista.  Mr. Xandó Baptista is the Commercial – Domestic Market Director. He is the former Marketing Director with experience in the controlling, sales and marketing areas. Mr. Xandó Baptista holds an undergraduate degree in Business Administration from Getúlio Vargas Foundation, with a specialization in Business Administration from CEAG-FGV and Universidade de Sao Paulo.

Guillermo Henderson Larrobla.  Mr. Henderson Larrobla is the International Sales Director. He has previous experience with Seara Alimentos (Bunge Group).  Mr. Henderson Larrobla  holds an undergraduate degree in Mechanical Engineering from Universidade Federal do Rio Grande do Sul and a Marketing Management specialization from Universidade de Blumenau.

José Augusto Lima de Sá.  Mr. Lima de Sá is the Commercial – Export Director. He has experience of more than 20 years in foreign trade. He is the former Chief Executive Officer and Chairman of Frangosul. Mr. Lima de Sá holds an undergraduate degree in Business Administration from Fundaçao Getúlio Vargas with extension courses at Harvard and Wharton business schools.

Luiz Gonzaga Murat Júnior.  Mr. Murat is the Chief Financial Officer and Director of Investor Relations. He was the Chief Financial Officer, Controller and Market Relations Director at Perdigao S.A., Chief Financial Officer, Controller and Director of Market Relations at Bahia Sul Celulose S.A., General Manager of Finance and Administration and Controller at Suzano Feffer. He is a member of the Board of Directors of BrasilAgro. He is also a member of the board of directors of Santher Fábrica de Papel, and of ABRASCA – the Brazilian Association of Publicly-held Companies, in addition to being an alternate director of the industrial area of IBEF – the Brazilian Institute of Financial Executives. He was a member of the Board of Directors of Laboratórios Fleury. Mr. Murat has a degree in Business Administration from Fundaçao Getúlio Vargas and a post-graduate degree in Agricultural Economics from Stanford University.

Paulo Francisco Alexandre Striker.  Mr Striker is the Logistics Director. He is the former trade marketing manager and brand management/ strategic planning manager. Mr. Striker holds an undergraduate degree in Business Administration and Civil Engineering from Universidade Mackenzie and a specialization in Business Administration from JUSE Institute (Japan) and Fundaçao Dom Cabral.

Ricardo Fernando Thomas Fernandez.  Mr. Thomas Fernandez is the Grain Purchasing Director. He has experience in grains and supply areas. Mr. Thomas Fernandez holds an undergraduate degree in business administration from Universidade do Oeste de Santa Catarina and specialization in enterprise management at Fundaçao Dom Cabral.

Roberto Banfi.  Mr. Banfi is the International Sales Director. He has previous experience includes working for Bonfiglioli - Cica, Cicatrade and Swift Armour as Director and served as Marketing Manager and Coordinator for Mercosur in the sales area of RMB-Refinaçoes de Milho do Brasil. Mr. Banfi holds an undergraduate degree in Accounting from H.E.C. Lausanne and an MBA from Stanford Business School.

Ronaldo Kobarg Müller.  Mr. Müller is the Poultry Production Director. He has experience within the Company as Total Quality Coordinator and Production Manager.  Mr. Müller holds an undergraduate degree in Chemical Engineering from Fundaçao Educacional da Regiao de Blumenau and a graduate degree in Management Development from Universidade Federal de Santa Catarina.

Sérgio Carvalho Mandin Fonseca.  Mr. Mandin Fonseca is the Domestic Sales Director. He was the former retail director at the Martins Distribution company and has experience at La Fonte Metalurgy and Souza Cruz Cigarette company. Mr. Mandin Fonseca holds an undergraduate degree in Production Engineering from Universidade de Sao Paulo and an MBA from the University of California.

Valmor Savoldi.  Mr Savoldi is the Planning, Logistic and Supplies Director. He has former experience within the Company including the areas of agriculture, production, poultry and pork processing, total quality and sales.  Mr. Savoldi holds an undergraduate degree in Agricultural Engineering and a specialization in Management Development from Universidade Federal de Santa Catarina.

B. Compensation

For the year ended December 31, 2005, the aggregate compensation paid by Sadia to all members of the board of directors and executive officers for services in all areas was R$ 13.7 million, not including related taxes or social security contributions. For the years ended December 31, 2004 and 2003 the amount paid was approximately R$ 12.9 million and R$ 11.1 million, respectively.

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

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) 80% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. The Company provides for the costs of pension benefits based on a fixed percentage of compensation, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$645.8 million and R$537.4 million at December 31, 2005 and 2004, respectively. The Company expects to contribute approximately R$6 million to the plan during fiscal year 2006.

As of January 1, 2001, the Company began sponsoring two new defined benefit plans to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those benefit plans were R$57.2 million and R$47.6 million, respectively, at December 31, 2005 and R$59.5 million and R$54.7 million, respectively, at December 31, 2004.

During 2003, the Company terminated the stock award plan for its directors, who received a portion of their annual bonus in shares of preferred stock that were purchased in the market by the Company in the director’s name, which totaled 711,000 preferred shares at the termination date.

Stock Option Plan

In April 2005, the shareholders’ meeting approved the Executive Stock Option Plan. The plan is intended to grant to Company executives options to buy preferred, nominative shares issued by the Company, available in the treasury, in accordance with CVM Instructions 10/1980 and 390/2003.

The objective of such initiative is to motivate plan participants, directing their behavior and long-term vision, stimulating their sense of ownership and commitment to the organization, in keeping with the interests of company shareholders.

The price for exercising the options does not include any discount and will be based on the average price of the shares in the last three trading days on the Sao Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercise. There is a three year vesting period as from the option grant date. The participants will be able to fully or partially exercise their right up to 2 years after the vesting period.

Under the plan regulations, the preferred shares will be acquired and earmarked in treasury for this sole purpose.

The composition of the options granted is presented as follows:

	Date		Number of shares	Price of shares
Grant date	Start	Final		Price on the Grant date	Updated – INPC 12/31/05	Market Price 12/31/05

06/24/05	06/23/08	06/23/10	2,200,000	4.55	4.63	6.43

Considering the provisions of SFAS 123R, which was early adopted by the Company, a compensation expense in the amount of R$ 0.7 million has been classified as compensation expense under general and administration expense. As of December 31, 2005, the amount of R$ 3.4 million related to the unrecognized compensation cost related to stock options is expected to be recognized in 2.5 years. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

C. Board Practices

Sadia has five standing committees: a tax planning committee, an audit committee, a financial committee, a human resources and compensation committee, and an ethics committee. The committees are composed of members of the board who dedicate themselves to the development of the long run strategy of specific areas of the Company.

Tax Planning Committee

This committee is responsible to identify cost reduction opportunities through the evaluation of the tax regulations, its changes and impacts on the Company’s operations. This committee is composed of three effective members: Roberto Romano Ancelmo Fontana Filho (coordinator), Francisco Silverio Morales Cespede and Osório Henrique Furlan.

Audit Committee

In compliance with the requirements of the Sarbanes-Oxley Act and the rules of the New York Stock Exchange, this committee oversees financial reporting processes and compliance with corporate law, as well as supervising external and in-house auditors to guarantee independence. The committee is made up of members of the Board of Directors, one of which is necessarily a financial expert. The current members of the audit committee are Francisco Silverio Morales Cespede (coordinator), Alcides Lopes Tápias and José Marcos Konder Comparato. All members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Francisco Silverio Morales Cespede has been determined by the board to be the audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Financial Committee

This committee is responsible for managing the Company's long-term financial strategy. The committee is also in charge of developing hedging policies, project finance, capital market deals, capital structure and guidelines on the Company's cash flow management. It is composed of three members: Alcides Lopes Tápias (coordinator), Everaldo Nigro dos Santos and Walter Fontana Filho.

Human Resources and Compensation Committee

This committee is responsible for overseeing Sadia's human resources planning and strategy. The committee has three basic functions: executive performance evaluation; establish training, hiring and compensation/bonus policies; and design upper management succession programs. It is composed of three members: Eduardo Fontana d'Ávila (coordinator), Everaldo Nigro dos Santos, Vicente Falconi Campos and Norberto Fatio.

Ethics Committee

The Ethics Committee is comprised of members of the Board of Directors and Company managers, and is in charge of periodically reviewing the Company's Code of Ethics; analyzing reports on violations of the Code of Ethics forwarded to it by the Ethics and Conduct Commission; examining most serious cases of violations of the Code of Ethics, and submitting it to the Board of Directors for decision; and deliberating on questions regarding the interpretation of the Code of Ethics text, as well as potential ethical dilemmas. It is made up of three full-time members, Norberto Fatio (coordinator), Eduardo Fontana d´Ávila and Francisco Silverio Morales Cespede.

D. Employees

At December 31, 2005, 2004 and 2003 the Company had, respectively, 45,381, 40,637 and 34,432 employees.

Sadia possesses an employee Profit-Sharing Program which benefited more than 26,000 employees in 2005. The total distributed under the program was R$ 24.8 million, or R$ 923 per year/employee. The Profit-Sharing Program was established through negotiations with the employee commission, in accordance with applicable legislation.

Of the benefits offered to employees, some of the most noteworthy include part-time and, at some plants, full-time daycare through a network of accredited, private providers; family health plan; funeral assistance; dental and medical care; loans; private pension plan; and discounts on Company products.

E. Share Ownership

On March 31, 2006 the board members and executive directors of the Company (excluding those that are part of the shareholders’ agreement) held, as a group, 20,439,218 common shares and 12,325,867 preferred shares, corresponding to 7.95% and 4.80% of the amount of outstanding shares of each class, respectively.

For more details on ownership and any relationship among major shareholders, see “Item 7. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Share Position

Sadia has two types of shares, common and preferred, of which only the common shares carry voting rights. The Company’s major shareholders do not have different voting rights.

The following tables contain certain information as of March 31, 2006 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of voting common shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of preferred shares and (iii) the total number of the Company’s voting common shares and preferred shares owned by the executive officers and directors of the Company as a group.

Shareholders	Common Shares	%	Preferred Shares	%	Total	%

Fundaçao Attilio F. X. Fontana	24,998,558	9.73%	-	-	24,998,558	3.66%
Osório Henrique Furlan	14,948,969	5.82%	-	-	14,948,969	2.19%
Sunflower Participaçoes S.A. (*)	32,018,789	12.46%	-	-	32,018,789	4.69%
Other Shareholders (*)	104,713,344	40.73%	29,617,709	6.95%	134,331,053	19.66%
PREVI – Caixa Prev. Bco. Brasil	1,996,511	0.78%	59,359,870	13.93%	61,356,381	8.98%
Oppenheimer Funds Inc.	-	-	46,238,940	10.85%	46,238,940	6.77%
Other Shareholders	78,323,829	30.48%	288,279,193	67.68%	366,603,022	53.68%
Stock in Treasury	-	-	2, 504,288	0.59%	2,504,288	0.37%
Total	257,000,000	100.00%	426,000,000	100.00%	683,000,000	100.00%

(*) Part of the shareholders’ agreement

Oppenheimer Funds Inc. is an investment advisor, and its holdings were as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Oppenheimer Developing Markets Fund	-	0.00%	36,392,000	78.70%	36,392,000	78.70%
Pacific Select Fund	-	0.00%	5,892,290	12.74%	5,892,290	12.74%
TA Index Oppenheimer Emerging Markets	-	0.00%	1,284,000	2.78%	1,284,000	2.78%
OFI Trust Company	-	0.00%	805,400	1.74%	805,400	1.74%
OppenheimerFunds PLC	-	0.00%	451,380	0.98%	451,380	0.98%
OFI Institutional Emerging Markets Eq. Fund LP	-	0.00%	405,870	0.88%	405,870	0.88%
Stichting Pensionenfonds Hoogovens	-	0.00%	366,000	0.79%	366,000	0.79%
Raytheon Company Master Trust	-	0.00%	268,000	0.58%	268,000	0.58%
Altria Corp Serv Master Retirement Trust	-	0.00%	241,000	0.52%	241,000	0.52%
Pacific Funds PF Oppenheimer Emerging Markets Fund	-	0.00%	133,000	0.29%	133,000	0.29%
TOTAL	-	0.00%	46,238,940	100.00%	46,238,940	100.00%

Sunflower Participações is a holding company composed of several family members and is part of the shareholders agreement. The breakdown is as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%

Maria Aparecida Cunha Fontana	14,084,143	43.99%	-	-	14,084,143	43.99%
Walter Fontana Filho	6,739,660	21.05%	-	-	6,739,660	21.05%
Attilio Fontana Neto	5,716,562	17.85%	-	-	5,716,562	17.85%
Vânia Cunha Fontana	5,478,424	17.11%	-	-	5,478,424	17.11%
TOTAL	32,018,789	100.00%	-	-	32,018,789	100.00%

Significant changes in percentage of ownership held by major shareholders

In conformity with paragraph 1 of the article 12 of the CVM instruction 358/02, which attends to the obligation of disclosure of information about a relevant position of an individual, or group of persons, jointly acting or representing a common interest, reaching a participation that corresponds to 5% of one type or a class of shares, Sadia informed that in accordance with the letter sent to the Company by Hedging-Griffo Asset Management Ltda., Hedging-Griffo Corretora de Valores S.A. and the institutions they represent held 6.64% of Sadia´s preferred shares in November 2004 and sold 5.06% of the respective preferred shares in December 2004. The change in participation of the shareholders did not affect the Company’s control.

During January 2005 the same institutions mentioned in the paragraph above reached a 5.27% ownership and in February, 2005, the same institutions sold 5.54% of Sadia’s preferred shares. The change in participation of the shareholders did not affect the Company’s control.

As of closing day of February 15, 2006 OppenheimerFunds, Inc. and its clients possessed, 10.85% of the Company’s preferred shares. This participation did not affect the Company’s control.

Shareholders Agreement

Members of the family of the founder, Mr. Attilio Fontana, established a shareholders’ agreement in May 1977, amended in May 2005, when it was extended until May 2010. The agreement strives to regulate the relationship between the family groups regarding the purchase and sale of shares between themselves and with third parties as well as to establish principles and rules for the exercise of block voting rights, investment policy and remuneration of capital. The agreement is reviewed every five years. Any family member who wishes to dispose of his or her shareholding must provide a right of first refusal to all parties to the shareholders’ agreement.

In December 2005, the Company's shareholders’ agreement was composed of 47 participants and controlled 53.2% of Sadia’s voting shares.

B. Related Party Transactions

The Company has operating transactions with Sadia International and Wellax, which are both the Company’s vehicles for sales outside Brazil. Wellax is also acting as a financing entity of the Company by obtaining export-financing loans from international banks and investing the proceeds in debt securities.

Concórdia CVMCC is a brokerage firm that is responsible for identifying the optimal alternatives of investments for the cash surplus generated by the Company and its subsidiaries.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”

Legal Proceedings

The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable legal judgment.

The Company’s labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

R$ million	2005	2004

Tax	42.2	33.6
Civil	13.3	11.7
Labor	16.4	13.6
Total	71.9	59.0

Tax litigation

The main tax contingencies involve the following cases:

a)             Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$9.2 million, of which R$6.1 million recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$2.2 million on withholding income tax on investments of Granja Rezende and R$0.8 million for other provisions.

b)             State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of Sao Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$20.2 million.

c)             Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$12.8 million.

The Company has other tax contingencies where the claimed amount is R$479.9 million, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

On November 9, 2005, the Supreme Court declared by a majority of votes that Law 9718/98 was unconstitutional, which changed the calculation basis of PIS and COFINS, including operating and financial income. This decision affects only the taxpayers whose actions have been judged, however, this decision indicates that the court suits that have the same objective will also be successful. The Company has a court suit questioning the increase in the basis, however, it has been calculating and paying these taxes in accordance with the law. If the Company had already received a final decision, the credit to be recognized in the financial statements would be approximately R$60 million.

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$50.2 million, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

There are approximately 1,780 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$35.9 million and a provision of R$16.4 million has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

Dividends and Dividend Policy

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

Mandatory Dividends

As established in its by-laws, Sadia is required to distribute to shareholders in lieu of dividends relative to each fiscal year ended December 31, an amount of no less than 28% of the distributable amount (the mandatory dividend) in any given fiscal year (an amount of which shall include any interest on shareholders’ equity paid). In addition to the mandatory dividend, the board of directors may recommend the payment of dividends to shareholders from other legally available resources, according to the terms of such law. Any payment of interim dividends or interest on shareholders’ equity will be deducted from the amount of the mandatory dividend for the same fiscal year. In accordance with Brazilian corporate law, if the board of directors decides, prior to the annual shareholders’ meeting, that the payment of the mandatory dividends for the preceding fiscal year is not advisable, due to the financial condition of the Company, then there will be no requirement to pay such mandatory dividends. Such a decision must be reviewed by an audit committee, and reported to shareholders and to the CVM. If a mandatory dividend is not paid, any retained earnings must be allocated to a special reserve account. If the Company does not incur the expected losses that led to the withholding of the mandatory dividend, then the Company will be required to pay the proper mandatory dividend.

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

Dividends Distributed

The following table sets out the gross amount of dividends paid to the Company’s shareholders since 2001 in Brazilian currency and converted into U.S. dollars at the commercial exchange rate on the date of payment of the same dividends.

	Gross Historical Dividend Payments

Period	Description	Payment Date	R$ per 1,000	R$ per 1,000	US$ per 1,000	US$ per 1,000	US$ per 100 ADRs
			Preferred Shares	Common Shares	Preferred Shares	Common Shares
2001	Interests on Equity	8/22/2001	32.40	29.40	12.84	11.65	11.00
	Interests on Equity	2/14/2002	89.29	81.18	36.82	33.48	31.33
2002	Dividends	8/16/2002	17.60	16.00	5.57	5.06	5.67
	Interests on Equity	2/14/2003	74.71	67.92	20.42	18.57	17.24
	Interests on Equity	2/21/2003	23.97	21.79	6.64	6.03	5.60
2003	Interests on Equity	8/15/2003	71.40	64.90	23.85	21.68	20.14
	Interests on Equity	2/16/2004	156.80	142.54	53.95	49.04	45.16
2004	Interests on Equity	8/17/2004	77.88	70.80	25.97	23.61	21.92
	Interests on Equity	2/16/2005	133.93	121.75	51.66	46.96	43.61
	Interests on Equity	3/14/2005	13.13	11.94	4.77	4.34	4.01
2005	Interests on Equity	8/17/2005	84.90	77.18	36.14	32.85	30.53
	Interests on Equity	2/16/2006	174.52	174.52	82.41	82.41	69.54
	Dividends	3/16/2006	39.12	39.12	18.57	18.57	18.39

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

On December 31, 2005, the Company’s share capital consisted of 257,000,000 common shares and 426,000,000 preferred shares.

Both types of the Company’s shares are registered shares and are publicly traded in Brazil on the Sao Paulo Stock Exchange since 1971, under the ticker symbols SDIA3 and SDIA4.

In June 2001, the Company adhered to the “Level 1 of Corporate Governance Requirements” in Bovespa, certifying its commitment to transparency and fair disclosure of information.

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

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks. Currently, one Sadia ADR [SDA] is equivalent to 10 preferred shares.

The Company’s preferred shares are also traded on the LATIBEX, under the ticker symbol XSDI since November 2004. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denomination.

In September 2005, due to the improved liquidity of its preferred shares, Sadia became the first company in its segment to be part of the theoretical portfolio of the Sao Paulo Stock Exchange Index (IBOVESPA).

In December, 2005, with the aim of improving Corporate Governance practices and allow a better alignment of the interests of shareholders of common and preferred shares, was approved the right, for the preferred shares to be included in a public offering resulting from the disposal, if any, of the Company’s control (tag along rights), and thus entitle their holders to receive a price equal to 80% of the amount paid per common share which is an integral part of the control block.

In 2005, the Company’s preferred shares represented 59.5% of the total volume traded among the food sector stocks in Bovespa, with a daily average financial volume of R$12.1 million, which represented a 98% increase as compared to the 2004 financial volume. During the first quarter of 2006, Sadia’s preferred shares continued to increase its daily average financial volume, reaching R$20 million.

In 2005, Sadia’s ADRs had a daily average financial volume of US$686.9 thousand. The number of shares traded in NYSE represented 11.5% of the total number of Sadia’s preferred shares traded. During the first quarter of 2006, Sadia’s ADRs also continued to increase its daily average financial volume, reaching US$1.6 million, representing 14.5% of the total number of Sadia’s preferred shares traded.

Price Information

The tables below present, for the indicated periods, the minimum and maximum prices for the preferred shares on Bovespa in Brazilian reais.

	Preferred Share Price (R$ per Share)

	High	Low
2001	1.43	0.94
2002	1.36	1.01
2003	3.98	1.13
2004	5.98	3.56
2005	6.90	3.56

Source: Economática

	Preferred Share Price (R$ per Share)

	High	Low
2004
First Quarter	4.74	3.98
Second Quarter	4.33	3.56
Third Quarter	5.69	4.05
Fourth Quarter	5.98	4.89
2005
First Quarter	5.95	4.30
Second Quarter	4.62	3.56
Third Quarter	6.70	4.46
Fourth Quarter	6.90	5.02
2006
First Quarter	7.60	5.64

Source: Economática

	Preferred Share Price (R$ per Share)

	High	Low
Dec-05	6.60	5.81
Jan-06	7.60	6.42
Feb-06	7.60	6.19
Mar-06	6.65	5.64
Apr-06	6.52	5.60
May-06	6.15	5.40

Source: Economática

The tables below present, for the indicated periods, the minimum and maximum prices for the Sadia’s ADR on the New York Stock Exchange in dollars.

	ADR Share Price (US$ per Share)

	High	Low
2001	5.73	3.58
2002	5.67	2.66
2003	13.92	3.18
2004	22.41	11.35
2005	30.50	14.45

Source: Economática

	ADR Share Price (US$ per Share)

	High	Low
2004
First Quarter	16.55	13.50
Second Quarter	14.40	11.35
Third Quarter	19.87	13.20
Fourth Quarter	22.41	17.12
2005
First Quarter	22.02	15.94
Second Quarter	19.36	14.45
Third Quarter	29.69	18.75
Fourth Quarter	30.50	22.11
2006
First Quarter	34.70	25.42

Source: Economática

	ADR Share Price (US$ per Share)

	High	Low
Dec-05	29.25	26.09
Jan-06	33.60	28.81
Feb-06	34.70	28.53
Mar-06	31.64	25.42
Apr-06	31.20	27.72
May-06	30.14	23.45

Share Rights

Sadia’s shares are entitled to a compulsory minimum dividend of 28% of the net income for the year, They shall participate equally in capital increases derived from net income and reserves, revaluation of assets and yearly capital restatement.

Only common shares are entitled to vote the resolutions of the General Shareholders Meeting.

Preferred shares do not have voting rights, but enjoy the following advantages:

·                 priority in the proportional, noncumulative receipt of 28% of the net income for the year, as minimum dividend, competing in equal terms with common shares in any dividend allocated above that percentage;

·             right to be included in the public offering for the disposal of the shareholding control under the conditions set forth in art. 254-A, with the wording given by Law 10303, dated October 31, 2001, which guarantees a price at least equal to 80% of the amount paid per common share of the integral part of the control block;

·             priority in capital reimbursement in case of liquidation of the Company.

Preferred shares may acquire voting rights if the Company fails to pay, for at least three consecutive years, the minimum dividend to which they are entitled and such right shall continue up to the payment of the first next dividend.

Restrictions on Foreign Investment

According to Sadia’s Bylaws, 51% of the voting capital of the Company must be held by Brazilian citizens. The right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally are subject to several mechanisms that permits a foreign investor to trade directly in Bovespa.

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

As of December 31, 2005 there were approximately 6 U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately 4.1 % of the total preferred shares.

B. Plan of Distribution

Not Applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

Of Brazil's stock exchanges, Bovespa has been the most significant in recent years. During 2005, the Bovespa accounted for almost the total of the trading value negotiated in Brazil.

Bovespa is a non-profit entity owned by its member brokerage firms. Trading on Bovespa is limited to member brokerage firms and a limited number of authorized non-members. Trading is conducted between 10:00 a.m. and 5:00 p.m. on the automated system. There is also trading in the so-called after-market from 5:45 p.m. to 7:00 p.m. Only shares that were traded during the regular trading session of the day may be traded in the after-market of the same day.

There are no specialists or market makers for the Company's shares on Bovespa. The CVM and Bovespa have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on Bovespa may be effected off the exchange under certain circumstances, although such trading is very limited.

In December 2005, the aggregate market capitalization of the companies listed on Bovespa Index was approximately US$ 359.4 billion. Although any of the outstanding shares of a listed company may trade on Bovespa, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Bovespa tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, named Companhia Brasileira de Liquidaçao e Custódia (CBLC), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents, such as member brokerage firms and banks, and Bovespa.

According to Bovespa, international investors are allowed to hold any asset class available to domestic investors in Brazil.

According to the CMN (Brazilian Monetary Council) Resolution 2,689, since international investors are not established or resident in the country, it is necessary to hire an institution to act as:

•                 Legal Representative, who will responsible to present all the registration information of the investor to the Brazilian authorities. When the representative is an individual or a non-financial corporation, the investor must indicate a financial institution duly authorized by the Central Bank that will be jointly and severally responsible for the representative's obligation.

•                 Fiscal Representative, who will be responsible for taxes and fiscal issues on behalf of the investor before the Brazilian Authorities.

•                 Custodian, who will be responsible to hold updated reports and control all the assets of the international investor in segregated accounts, and provide this information anytime it is required, to the Authorities and to the investor.

The financial assets and securities traded as well as other forms of financial applications must be registered, held in custody or maintained in deposit accounts at an appropriated authorized institution authorized by the CVM or Central Bank.

International investments in equity instruments are tax exempt on capital gains and on CPMF. Investments from countries that do not tax income or where tax rates are lower than 20% are taxed as domestic investors. There is no minimum permanence period requirement for the investments in Brazil.

More information can be foundon the Bovespa website: http://www.bovespa.com.br.

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

Law 10,303 of October 31, 2001, amended Law ns 6,385/76 and Law ns 6,404/76. The most important changes were (i) the conversion of CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right to minority common shareholders in the event of change in control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and his alternate; (v) the right of the minority common shareholders to also elect one board member; and (vi) the preferred shares will only be traded in the stock market if they have at least one of the rights mentioned below: (a) priority in the receipt of dividends corresponding to at least 3% of the shares’ net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of change in the control of the company.

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

CVM issued Instruction Ns 361, of March 5, 2002, which regulates tender offers mainly when the following events occur: (i) delisting of public companies; (ii) increase in the equity interest by the controlling shareholder; and (iii) transfer of control of a public company.

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

B. Memorandum and Articles of Association

The information required for this item was included in the Registration Statement on Form 20-F filed on March 17, 2001 (Commission file number 0-31072).

C. Material Contracts

Not applicable.

D. Exchange Controls

Before March 2005, there were two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds overseas. The Commercial Rate was the commercial exchange rate for Brazilian currency into U.S. dollars as reported by the Central Bank. The Floating Rate was the prevailing exchange rate for Brazilian currency into U.S. dollars, and was applicable to transactions to which the Commercial Rate did not apply.

Through  Resolution 3,265 of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties.

The Company will make all cash distributions on Preferred Shares in reais and consequently exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary. Fluctuations in the U.S. dollar/real exchange rate may also affect the U.S. dollar equivalent of the Preferred Share price in reais on the Brazilian stock exchanges.

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

Notional Interest Charge Attributed to Shareholder's Equity

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

Pursuant to Law number, 9,311 of October 24, 1996, the Contribuiçao Provisória sobre Movimentaçao Financeira (CPMF) was levied at a rate of 0.2% on fund transfers in connection with financial transactions in Brazil. Pursuant to Law 9,539, the CPMF tax was payable until February 1999. Pursuant to Constitutional Amendment 21, of March 18, 1999, the collection of the CPMF was extended for an additional period of 36 months. This payment of the CPMF tax was required as of June 17, 1999. The CPMF tax rate was 0.38% during the first 12 months, and would be 0.30% for the remaining period. But in December 2000, Constitutional Amendment number 31 increased the rate to 0.38% as of March 2001. By May 28, 2002, Constitutional Amendment number 37 determined that CPMF must be charged until December 31, 2004. Finally, the Constitutional Amendment number 42, approved in 2003, extended the CPMF tax until December 31, 2007.

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

United States Tax Considerations

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

Taxation of Dividends

U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (including for this purpose a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder's tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.” A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit. You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign incme taxes paid or accrued in the same taxable year. A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company's audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of Preferred ADRs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains

U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year.

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

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations - Taxation of Dividends” and “U.S. Federal Income Tax Considerations - Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred ADR and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns a Preferred ADR during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

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

Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the Preferred ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the Preferred ADRs will be considered to be marketable stock, as should be the case at this time, if the Preferred ADRs trade, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no certainty, however, that the Preferred Shares will be considered to be “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Bovespa as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. Dividends and Paying Agents

Not Applicable.

G. Statement of Experts

Not Applicable.

H. Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at http://www.sec.gov. Sadia’s SEC filings, including this annual report and the exhibits thereto, are also available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission. Information can be obtained either on the SEC website (www.sec.gov) or by phone 1-800-SEC-0330. Company documents and statutory information are also available at Sadia’s website (www.sadia.com.br). Information regarding legal issues can be obtained from the Company’s U.S. legal counsel, Greenberg, Traurig LLP, at 1-212-801-9380.

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

In the beginning of 2004, Sadia implemented a department to control overall exposure of financial assets and liabilities; counterparty and credit risk; legal risk; and disseminate risk culture within the Company. The financial department has incorporated a Hedging and Investment Policy which was reviewed and approved by the Financial Committee. These policies prohibit speculative trading and oblige the Company to diversify its counterparties. Sadia periodically provides reports to senior management about potential risks and actions taken to mitigate them.

Foreign Currency Risk

The Company’s exposure to foreign currency are mainly due to Sadia’s external revenues, that in 2005 accounted for 49% of  the Company’s total gross operating revenues, and its debt denominated in U.S. dollars, that on December 31, 2005 accounted for 2,236.6 million.

The percentage of the Company’s dollar and reais denominated debt on December 31, 2005 were as follows:

Debt Breakdown (%)
Short-term debt
Denominated in reais	11.2%
Denominated in U.S. dollars	13.6%
Long term debt:
Denominated in reais	18.0%
Denominated in U.S. dollars	57.2%
Total	100.0%

The foreign currency swap contracts that are entered by the Company are aimed to mitigate potential losses on the Company’s external revenues derived from the devaluation of the dollar. The Company does not use these swap contracts for trading or speculative purposes. See note 3 of the consolidated financial Statements for discussion of the accounting policies for derivatives and other financial instruments.

The table below provides information on Company’s foreign currency as of December 31, 2005.

Instruments Denominated in U.S. Dollars

	2006	2007	2008	2009	2010	After 2011	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents	131,922						131,922	131,922	1.80
Investments in debt securities	1,613,682	0	0	0	0	0	1,613,682	1,613,682	9.25
Total	1,745,604	0	0	0	0	0	1,745,604	1,745,604

Liabilities
Short term debt	412,958	0	0	0	0	0	412,958	412,904	1.39
Long term debt	516,449	145,164	76,503	70,343	935,353	79,875	1,823,687	1,810,250	4.67
Total	929,407	145,164	76,503	70,343	935,353	79,875	2,236,645	2,223,155

Foreign currency and interest rate swap contracts notional amount - reais to US dollars	2,055,028	12,908	9,376	0	304,291	0	2,381,603	113,286

Average Paying Rate in reais 98% CDI

Average Receiving Rate in U.S. dollars 5.35% p.a.

Interest Rate Risk

The Company’s exposure to interest rate is basically due to the Company’s floating rate debt, that amounted to R$2,677.3 million on December 31, 2005.

The percentage of the Company’s debt subject to fixed and floating interest rates on December 31, 2005 were as follows:

Debt Breakdown (%)
Fixed rate
Denominated in reais	10.7%
Denominated in U.S. dollars	5.4%
Floating rate
Denominated in reais	18.6%
Denominated in U.S. dollars	65.4%
Total	100.0%

Sadia’s floating interest rate exposure is primarily subject to the variations of Libor as it relates to U.S. dollar denominated debt and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank and other exchange variation. On December 31, 2005, the TJLP was equivalent to 9.75% per year.

The table below provides information about Sadia’s significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2005.

Rate Sensitive Instruments
R$ Thousand
	2006	2007	2008	2009	2010	After 2011	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents
Denominated in reais	149,323	0	0	0	0	0	149,323	149,323	0.00
Denominated in reais	402,028	0	0	0	0	0	402,028	402,028	18.12
Denominated in U.S. dollars	43,963	0	0	0	0	0	43,963	43,963	0.00
Denominated in U.S. dollars	87,959	0	0	0	0	0	87,959	87,959	1.80

Investments in debt securities
Denominated in reais	278,040	0	39,347	0	0	25,710	343,097	343,097	16.19
Denominated in U.S. dollars	1,613,682	0	0	0	0	0	1,613,682	1,613,682	9.25

Total	2,574,995	0	39,347	0	0	25,710	2,640,052	2,640,052
Liabilities
Short-term debt
Fixed rate
Denominated in reais	167,751	0	0	0	0	0	167,751	167,751	8.75
Denominated in U.S. dollars	78,349	0	0	0	0	0	78,349	78,349	1.39
Floating rate
Denominated in reais	190,351	0	0	0	0	0	190,351	190,351	17.04
Denominated in U.S. dollars	353,711	0	0	0	0	0	353,711	353,657	0.42
Total	790,162	0	0	0	0	0	790,162	790,162
Long term debt:
Fixed rate
Denominated in reais	12,506	7,567	7,567	7,567	2,759	134,052	172,018	172,018	9.68
Denominated in U.S. dollars	34,281	15,688	13,249	7,089	7,089	15,679	93,075	93,075	4.67
Floating rate
Denominated in reais	165,225	38,030	47,151	38,846	38,846	74,561	402,659	402,659	4.20
Denomineted in U.S. dollars	482,168	129,476	63,254	63,254	928,264	64,196	1,730,612	1,717,175	6.50
Total	694,180	190,761	131,221	116,756	976,958	288,488	2,398,364	2,384,927

Total debt	1,484,342	190,761	131,221	116,756	976,958	288,488	3,188,526	3,155,934

Credit risks

The Company is subject to credit risks related to customer accounts receivable, financial investments and derivative contracts. Credit risks from accounts receivable are minimized by the pulverization of the customer portfolio, in which no group is responsible for more than 10% of the Company’s consolidated revenues. Risks associated with financial instruments are lessened by hiring first-line financial institutions, subject to the limitations pre-established by the Credit and Financial Committees.

Grain purchase price risk

The Company’s operations are exposed to the volatility of grain prices (corn and soybean) used in the preparation of feed for its breeding stock and slaughter destinated animals. These commodities price results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others.

The Company does not enter into future or options contracts to protect itself against changes in the commodities price; however it maintains a risk management strategy based on its inventory policy through physical control, which includes acquisition of grains with fixed and non-fixed prices.

ITEM 12. DESCRIPTION OF THE SECURITIES OTHER THAN SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. material modifications to the rights of security holders and use of proceeds

In December 2005, Sadia, with the aim of improving Corporate Governance practices and allow a better alignment of the interests of shareholders of common and preferred shares the Company proposed and its shareholders approved at the Extraordinary Shareholders Meeting and ratified in the Special Preferred Shareholders Meeting, the exclusion of the right to a dividend, per preferred share to be 10% higher than that of each common share, from the Company’s By-laws, and also to grant preferred shares the right to be included in any possible public offering for the disposal of the Company’s control, with the guarantee of a minimum price equal to eighty percent (80%) of the amount paid for each voting share which is an integral part of the controlling block to title holders of preferred shares.

For further information, please consult File/Film Number 001-15184/051275163 and 001-15184/051275160, both filed with SEC on 12/20/2005.

ITEM 15. CONTROL AND PROCEDURES

The Company has carried out an evaluation under the supervision of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance that they will achieve their control objectives. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

The Company has created a Disclosure Policy Committee composed of the Chairman of the Board of Directors, Walter Fontana, the Chief Executive Officer, Geraldo Tomazoni, and the Chief Financial Officer and Investor Relations Executive Officer, Luiz Murat. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

In preparation for the adoption of Section 404 of the Sarbannes-Oxley Act of 2002 by all Foreign Private Issuers by June 30, 2007 the Company's management has initiated a detailed evaluation of existing internal controls against Section 404 requirements. Management will allocate the necessary resources and initiate required actions to redesign or address any possible Section 404 weaknesses prior to that date. No changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The certifications required by this Item have been filed as Exhibits 12.01 and 12.02.

A.            Management’s annual report on internal control over financial reporting

Not applicable.

B.             Attestation report of the registered public accounting firm

Not applicable.

C.             Changes in internal control over financial reporting.

Not applicable.

ITEM 16.

A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francisco Silverio Morales Cespede is the audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations. The audit committee is already fully in compliance with the requirements of Sarbanes-Oxley. See Item 6.C. Board Practices-Audit Committee. The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.sadia.com.br.

B. Code of Ethics

The Company has recently adopted a Code of Ethics (called "Código de Ética") that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The english version of the Code can be downloaded at the Company’s website (www.sadia.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  style='color:black'>If the Company makes any substantive amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, it will disclose the nature of such amendment or waiver on its website.

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, during the fiscal years ended December 31, 2005 and 2004:

	Audit Fees (Thousand R$)

	2005	2004
Audit fees	693	502
Audit-related fees	105	280
Tax-fees	-
Total fees	798	782

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes for 2005 and 2004, in connection with the audit of the Company’s annual financial statements and review of the Company’s quarterly financial information.

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

ITEM 19. EXHIBITS

Financial Statements

Report of Independent Auditors................................................................................................................... F 2

Consolidated Balance Sheets as of December 31, 2005 and 2004............................................................. F 4

Consolidated Statements of Income for Years Ended December 31, 2005, 2004 and  2003................... F 6

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2005, 2004 and 2003    F 8

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002..... F 9

Notes to Consolidated Financial Statements............................................................................................... F10

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

Consolidated Financial Statements

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SADIA S.A.

Date: June 29, 2006

By: /s/ Gilberto Tomazoni Name: Gilberto Tomazoni Title: Chief Executive Officer	By: /s/ Luiz Gonzaga Murat Jr. Name: Luiz Gonzaga Murat Jr. Title: Chief Financial Officer

Exhibit 1.01 Sadia By Laws

                 SADIA S.A.

BY LAWS

CONSOLIDATED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 04.29.2005

CHAPTER I

THE COMPANY,  ITS HEADQUARTERS AND PURPOSE

ARTICLE 1

SADIA S. A. is a company governed by these By laws, by the Joint Stock Company Act and by all other Laws and Regulations applicable to the Company and its business purpose.

ARTICLE 2

The Company’s headquarters is located at Rua Senador Attilio Fontana ns 86, Centro, in the County of Concórdia, State of Santa Catarina, with jurisdiction in the same county.

ARTICLE 3

The duration of this Company is indefinite.

ARTICLE 4

The purpose of this Company is to engage in:

a)                    Agricultural, industrial and commercial activities related to food products, generally;

b)                    The operation of slaughterhouses, tanneries, meat packing plants, factories producing preserves, whether or not canned, meats, fats and dairy products, processing of vegetable oils, as well as the operation of large-scale cold storage depots including meat warehousing, preservation, storage and classification;

c)                    Meats, generally, byproducts and selected cuts;

d)                    Processing and sale of wheat, other grains and their by-products;

e)                    Livestock framing (cattle, swine, sheep, goat and poultry);

f)                     Lumber mills;

g)                    Road transportation of own and third party goods and rental of cold stores, silos and warehouses;

h)                   All activities related agriculture and agribusiness and the sale of grains and other primary products and/or processed products on the domestic and foreign market;

i)                     Processing and sale of substances and products, generally, for human food and animal feed;

j)                     Processing and sale of chemical, sanitary and veterinary products for use in agriculture, poultry, cattle and swine raising, i.e. livestock, generally);

k)                    Forestry and reforestation activities;

l)                     Any other agricultural, industrial and commercial activities correlated to the purposes of the Company;

m)                   Planning and development of agricultural and engineering projects, under the responsibility of professionals duly qualified by the appropriate bodies.

Sole clause -       Leasing cold storage chambers, silos and depots, as described in letter "g" of this Article, does not fall under general warehouse activities as set out in Executive Order No. 1102, of 21/11/1903.

CHAPTER II

CAPITAL STOCK

SECTION I

SUBSCRIBED CAPITAL

ARTICLE 5

Capital Stock is one billion and five hundred million reais (R$ 1,500,000,000.00, fully paid-in, divided into six hundred and eighty-three million (683,000,000) no par value, of which two hundred and fifty-seven million (257,000,000) are common shares and four hundred and twenty-six million (426,000.000) are preferred shares with no voting rights.

.

SECTION II

CAPITAL INCREASE

ARTICLE 6

The Company may increase the capital stock upon a resolution by the General Meeting, proposed by the Board of Directors, and after hearing the Audit Committee, using:

a)     The reserves, retained or suspended earnings, surplus capital or special reserves resulting from monetary correction;

b)    Annual restatement of the monetary expression of the capital stock, observing the provision in Article 7 of the Bylaws;

c)     Issuance and placement of shares by subscription.

Paragraph 1 -     The capital increases described in items "a" and "b" will observe the provision in Article 17, clause 4, of Law No. 6404/76.

Paragraph 2 -     Resolutions relating to capital stock increase shall state indicate the number and type of shares to be issued and shall be transcribed in the minutes of the Meeting.

Paragraph 3 -     Within 30 (thirty) days from capital increase, the Board of Executive Officers shall submit the corresponding minutes of the General Meeting to the Commercial Registry for annotation and filing.

ARTICLE 7

Regardless of having reached the limit contemplated in item I of Article 297 of Law No. 6404/76, the General Meeting shall make a resolution in the year following that of its calling about the transfer of the capital reserve to the capital stock referred to in Article 167 of the same Law.

ARTICLE 8

The following conditions for subscription and payment shall be observed in the issuance and placement of capital shares:

I.    In increases by subscription, the General Meeting shall indicate:

a)   Whether the payment shall be made in cash or in kind, on demand or by installments;

b) The deadline for placing or subscribing the issuance;

c)  The period of time for subscribing the shares;

d)  The price of issuance of the shares.

II. Whenever the issuance of shares permits a term subscription or subscription by installments, the Subscription Bulletin shall specify the down amount, the number and amount of the installments and the respective payment dates as follows:

a)           A minimum payment of 10% (ten per cent) of the subscribed amount must be paid at the time of subscription; this amount may be received by the Company independent of a bank deposit;

b)                    If the shareholder fails to make any payment of the subscription installment on the due date, this shall imply, regardless of any notice:

b.1)          Accelerated maturity of all subsequent installments which shall become due by the shareholder;

b.2)          That the shareholder is in default and consequently, subject to interest on arrears at the rate of one percent (1%) of the amount of the overdue and unpaid installments plus restatement based on the nominal variation of the National Treasury Bonds (OTNs) or any other official index, at the discretion of the Administrative Board of Directors;

  b.3)        The Company shall be entitled to file, against the shareholder and joint debtors, an execution action to collect the amounts due or to sell the shares at the Stock Exchange, at the Shareholders’ account and risk, as permitted by Law..

III. Whenever capital is increased by subscription, the COMPANY shall establish a period no shorter than thirty (30) days for the shareholders to exercise their preemptive rights.

ARTICLE 9

Upon a resolution of the Administrative Board of Directors and observing the provisions of Article 30 of Law 6404/76, the COMPANY may negotiate its own shares.

CHAPTER III

SHARES

SECTION I

PROVISIONS APPLYING TO ALL SHARES

ARTICLE 10

The following provisions apply to all Company shares:

I. All company shares shall be book-entry shares and remain in deposit accounts with BANCO BRADESCO S.A., on behalf of their holders, no certificate being issued, pursuant to Articles 34 and 35 of Law No.  6404/76,  of 12/15/1976.

II. Preferred and common shares are entitled to the compulsory minimum dividend of twenty-eight percent (28%) of the net income for the year, established in accordance with Article 202, items I to III, Law No. 6404/76, also observing the provisions of letter “b” of Article 12 of these Bylaws.

III. Ordinary and preferred shares shall participate equally in capital increases derived from net income and reserves, revaluation of assets and yearly capital restatement.

IV. In capital increases, classes of shares may be created or shares may be issued without observing the previous proportional relation between classes and kinds of shares.

V. Provided that the maximum limits established by the Brazilian Securities Exchange Committee are observed, the maintenance agreement relating to book-entry share services may authorize the financial institution to charge the shareholder for the cost of transferring the title to the shares.

SECTION II

COMMON SHARES

ARTICLE 11

Only COMMON shares are entitled to vote the resolutions of the General Meeting.

Sole Paragraph – Fifty-one percent (51%) of the capital with voting rights shall be owned by Brazilian citizens.

SECTION III

PREFERRED SHARES

ARTICLE 12

 PREFERRED shares are not entitled to vote and shall enjoy the following advantages:

a)   priority in the proportional, noncumulative receipt of twenty-eight percent (28%) of the net income for the year, as minimum dividend, competing in equal terms with common shares in any dividend allocated above that percentage;

b)   right to be included in the public offering for the disposal of the shareholding control under the conditions set forth in art. 254-A, with the wording given by Law 10303, dated 10.31.2001, with a guaranteed price at least equal to eighty percent (80%) of the amount paid per share with voting right and an  integral part of the control block ;

c)   priority in capital reimbursement in case of liquidation of the Company.

Sole Paragraph –                Nonvoting preferred shares may acquire this right if the Company fails to pay, for at least three (3) consecutive years, the minimum dividend to which they are entitled and such right shall continue up to the payment of the first next dividend.

ARTICLE 13

The shareholders agreements on purchase and sale or preemptive rights on the acquisition of shares or on exercising voting rights shall be valid, before the Company, only after being filed in the Company’s headquarters.

CHAPTER IV

THE MANAGEMENT

ARTICLE 14

The Company shall be managed by a Administrative Board of Directors and a Board of Executive Board of DirectorsOfficers, formed by Brazilian citizens or a majority of Brazilian citizens domiciled in the country, whose powers shall prevail in decision-making.

Paragraph 1 – The term of office of the members of the Administrative Board of Directors and of the Executive Director Officers shall be for one year and shall be unified, extending up to the entry upon office of the new administrators, reelection being permitted.

Paragraph 2 -     The members of the Administrative Board of Directors and the Executive Director Officers shall enter upon office by signing the corresponding installation certificate or by subscribing the minutes of the meeting of election in the corresponding books of minutes of meetings at which time a Declaration of Principles shall also be signed.

SECTION I

BOARD OF DIRECTORS

ARTICLE 15

The Administrative Board of Directors shall comprise a minimum of seven (7) to a maximum of eleven (11) members, all of them necessarily being shareholders and shall adopt an Internal Regulation to govern its own activities as well as those of the Committees reporting to it, the rights and duties of other Administrative Board of Directors members and its relationship with the Executive Board of Board of Directors Executive Officers and other corporate bodies as well as any other matters deemed convenient.

Paragraph 1 –The General Meeting shall elect the members of the Administrative Board of Directors and, among them, the Chairperson.

Paragraph 2 -  The Administrative Board of Directors shall elect, among its members, one or more Vice Chairpersons who, following the election order, shall substitute for the Chairperson in cases of absence, incapacitation or vacancy.

Paragraph 3 -  If a vacancy occurs whereby the number of members of the Administrative Board of Directors is reduced below the number fixed in these Bylaws, a General Meeting shall be called within thirty (30) days to fill the vacant positions. The term of office of the new members of the Administrative Board of Directors elected to fill the vacancies shall coincide with that of the other members.

ARTICLE 16

The Ordinary Meetings of the Board of Directors shall be held at least once a month, on the dates scheduled in advance in the annual calendar prepared by the Chairperson of the Board of Directors, and the extraordinary meetings whenever necessary, upon a call sent to the members at least twenty-four (24) hours in advance, informing the place, date and time of the meeting, with a brief explanation about the day’s agenda.

Paragraph 1 -     Notices shall be given by the Chairperson of the Administrative Board of Directors or at the request of three (3) of its members and, should the Chairperson fail to comply with it within five (5) days, those members may call the meeting directly, however, to be held at the same address of the Company’s Executive Management.

Paragraph 2 -     The quorum for the meetings of the Administrative Board of Directors shall be a minimum of six (6) of its members present in person.

Paragraph 3 –    Each member of the Administrative Board of Directors shall be entitled to one (1) vote in its meetings.

Paragraph 4 -     Except for the Sole Paragraph to Article 17, the decisions of the Administrative Board of Directors shall be adopted, in any case, by the majority voting of the members present and the Chairperson is entitled to the casting vote, without prejudice of his/her own vote.

Paragraph 5 -     The meetings of the Administrative Board of Directors shall be entered in the Book of Minutes of Meetings of the Administrative Board of Directors and the resolutions destined to be effective before third parties shall be transcribed as determined by the Administrative Board of Directors.

ARTICLE 17

It is incumbent upon the Administrative Board of Directors:

I -        Establish and enforce compliance with the general direction of the Company’s business and of other companies under its control, if any.

II –      Establish and enforce compliance with all regulations for the operation and administration of the Company, particularly those related to:

a)             Hiring and management of personnel, personnel allocation, careers, levels, salaries and wages as well as fringe benefits of the employees of the Company;

b)             Controls, audit, accounting and statistics;

c)             Acquisition, administration and disposal of permanent assets.

III –     Elect and remove the Vice Chairpersons of the Administrative Board of Directors and Executive Director Officers and define their duties and individual fees, in case an aggregate amount is established by the General Meeting.

IV –         Make a resolution, at any time, about the distribution of interim dividends from interim balance sheet accounts, or Retained Earnings or Profit Reserve.

V.    Approve:

a)             The administrative structure of the Company and respective positions, duties and salaries;

b)             The Strategic Plan;

c)             The Yearly Operational Plan and the corresponding capital, investment and financial budgets as well as divestitures;

d)             Interim balance sheets prepared by the Company;

e)             The balance sheet, statements of income and annual report to be submitted to the General Meeting;

f)              The acquisition of assets under property, plant and equipment whenever, due to their nature and/or cost, the amount exceeds that contemplated in a specific project which is an integral part of the Yearly Operational Plan;

g)             The disposal of assets from property, plant and equipment when, due to its nature and/or amount, they have not been contemplated in the Yearly Operational Plan;

h)             Interest in other Companies of any nature, as a shareholder or quota holder;

i)              Nomination of administrators for the controlled, affiliate or associated companies; and

j)              Any operation exceeding the scope of the Board of Executive Board of Director Officers or which does not observe the approved budgets, policies and rules of the Administrative Board of Directors.

VI –         Call the General Meetings when required by Law and these Bylaws or whenever deemed convenient.

VII -         Approve proposals to be submitted to the General Meetings and relating to:

a)  Amendment of the Bylaws;

b)  Modification of Capital Stock;

c) Merger with another Company, amalgamation into or of other Company;

d)  Creation of other statutory reserves;

e)  Distribution of the profits determined in the annual balance sheet.

VIII -  Authorize the Board of Directors Executive Officers to:

a)  Waive Corporate rights, unless those rights are derived from the normal course of corporate businesses, and in the case of donations aiming to provide support to social, philanthropic and similar projects and programs, provided that in this case the limit established in the Yearly Operational Plan, letters “g”  and “h” to Article 23 of these Bylaws, is observed;

b)             Acquire and dispose of shares or quotas and encumber them, always observing the provisions of Article 35 of these Bylaws

c)  Offer collaterals, except in the case of financial operations contemplated in the Annual Operating Plan;

d)             Assign, by means of an agreement with a commercial purpose, and for a definite period of time, whether or not renewable, the use of the trademark "SADIA", logos, emblems, symbols and other distinct signs which identify the Company, as well as other trade marks, know-how, intellectual property works and patents which are, or may come to be, its property, except in the case of its use in relation to products which, even though processed by third parties, are destined to be exclusively marketed by the Company, provided that observing Article 23, letter “f” of these Bylaws; and

e)             Dispose of, by means of a definitive assignment, trade marks, patents, know-how, characters or any other intellectual work owned by the Company.

IX –         Require, at any time, the examination of specific corporate matters or business and issue general rules or instructions about them to be observed by the Board of Executive Director Officers.

X -           Follow up the management and the performance of the Board of Executive Board of Director Officers.

XI – Create, at any time, on a temporary or permanent basis, committees or work groups, always presided by a member of the Administrative Board of Directors and formed by administrators, employees or hired professionals, for the specific purpose of preparing projects, carrying out analysis and making recommendations on certain matters or following up activities in any Corporate area.

XII -    Prepare and approve the Internal Regulation of the Administrative Board of Directors and the Code of Conduct of the Company.

XIII -   Evaluate formally the results achieved by the Company.

Sole Paragraph - The matters referred to under numbers I, III, IV, letters "a", "b", "c", "f" and “g”  of number V; under number VII, letters "a"  and  "c"  of number VIII and under number XII may only be approved by the vote of at least half plus one of the acting members of the Administrative Board of Directors.

XIV – Appoint and remove independent auditors for the Company.

ARTICLE 18

It is incumbent upon the Chairperson of the Administrative Board of Directors:

I  -            Comply with and enforce compliance with these Bylaws, the Internal Regulation of the Administrative Board of Directors, the Code of Conduct of the Company, the resolutions of the General Meeting and of the Administrative Board of Directors and keep abreast of the corporate operations.

II  -      Safeguard, within the scope of its duties, the effectiveness of the shareholders agreement filed in its main headquarters.

III -      Formally convene the General Meetings and chair them.

IV -      Call and chair the meetings of the Administrative Board of Directors.

V –           Provide guidance to the Board of Executive Board of Director Officers on resolutions approved by the Administrative Board of Directors.

SECTION II

AUDIT COMMITTEE

ARTICLE 19

The Audit Committee is a technical permanent body whose duty is to assist the Board of Directors. It is formed by three (3) to five (5) members of the Board of Directors, elected by the Board of Directors for an annual term of office. Three (3) of them should be compulsorily independent members as defined in its Internal Regulation. At least one (1) of the independent members shall have proven experience and knowledge of finance and controls, including some understanding of international accounting standards.

Paragraph 1 -     The Audit Committee shall have, among its members, a Coordinator appointed by the Board of Directors at the same meeting that formed it.

Paragraph 2 -     The Internal Regulation of the Audit Committee shall establish how it shall be called, the frequency of meetings and any other formalities regarding the participation of guests and the resolutions to be made by this body.

Paragraph 3 -     The non-independent members of the Audit Committee shall not be entitled to vote the collegiate resolutions of this body.

ARTICLE 20

It is specifically incumbent upon the Audit Committee, without prejudice of a better detailing of its duties in its Internal Regulation:

         I.            Monitor the effectiveness of the procedures relating to the annual and other regular financial reports of this Company;

       II.            Verify the maintenance of efficient accounting systems and internal controls, overseeing them on an ongoing basis;

     III.            Monitor the risk management system relating to the internal control environment of this Company;

     IV.            Analyze in advance the reports to be submitted to the Brazilian and to the U.S. Securities and Exchange Commission  (CVM and SEC);

       V.            Select and refer external auditors to be engaged, including their respective proposals and fees, to the Board of Directors, for approval;

     VI.            Approve in advance the engagement, by the Company, of all other services to be rendered by external auditors, particularly consulting services, ensuring compliance with the applicable legislation;

   VII.            Establish procedures for investigating and taking action in cases of misconduct as well as in relation to receiving, handling and responding to accusations relating to accounting practices, internal controls in the issuance of financial reports and internal audit;

 VIII.            Analyze, prior to submitting to the Board of Directors, transactions with Related Parties, as referred to in the current legislation;

    IX.            Propose to the Chairperson of the Board of Directors, when preparing the operational plan, an amount to be included in the annual budget of the Board of Directors and required to fund the activities of the Audit Committee; and

      X.            Supervise the services and prepare a formal evaluation of the performance of the internal audit of this Company.

SECTION III

THE BOARD OF DIRECTORSBOARD OF EXECUTIVE OFFICERS

ARTICLE 21

The Board of Executive Board of Director Officers shall comprise a minimum of seven (07) and a maximum of twenty-five (25) members, whether or not shareholders, being one of them appointed Managing Director Officer and the remaining designated Director Officers, all of them elected by the Administrative Board of Directors. The Board of Directors shall also designate their titles and respective fees in the election act.

ARTICLE 22

The Board of Executive Board of Directors Officers shall be convened at least once a month, called by the Managing Director Officer or, in his/her absence, by at least three (3) Director Officers jointly, whatever their titles, and the minutes of such meetings shall be transcribed in the pertinent book.

Paragraph 1 –The meetings of the Board of Board of Directors Executive Officers shall be presided by the Managing Director Officer or, in his/her absence, by any Director Officer, as provided for in Article 23, letter "l".

Paragraph 2 – The quorum for meetings of the Board of Board of Directors Executive Officers shall be at least seven (7) Director Officers and resolutions shall be approved by majority voting.

ARTICLE 23

With the observance of the scope of duties of the Administrative Board of Directors, it shall be incumbent upon the Board of Executive Board of Directors Officers:

a)     Manage the corporate business seeking to safeguard the interests of the Company, carrying out and enforcing compliance with the laws, these Bylaws and the resolutions approved by the General Meeting and by the Administrative Board of Directors.

b)    Submit to the Administrative Board of Directors the matters referred to under Article 17, item IV and V, letters "b",  "c",  "d"  and  "e"  of item VIII and item IX of these Bylaws.

c)     Approve or validate loans, funding and leases;

d)    Approve the acquisition, disposal e renting of property, plant and equipment, observing the provisions of letters “f” and “g” of item V of Article 17 of these Bylaws;

e)     Approve the offer of collaterals in financial operations contemplated in the Annual Operating Plan as well as provide guarantees and/or collaterals to its subsidiaries in loan, funding and lease operations;

f)     Approve the assignment for temporary use of trade marks, know-how, patents and intellectual property works, owned by the Company, provided that (1) in connection with industrial processing of products by third parties, to be marketed by the Company on an exclusive basis; or (ii) authorization be granted for the use of trademarks and intellectual property works solely for the purposes of dissemination, not intended for commercial use;

g)    Waive Corporate rights, observing the provisions in Article 17, item VIII, letter “a” of these Bylaws;

h)    Approve donations aiming to provide support to social, philanthropic and similar projects and programs, provided that the limit established in the Yearly Operational Plan is observed;

i)      import machines, equipment pieces and products for own use, transformation or resale;

j)      Appoint proxies or attorneys-in-fact, representatives or agents in the Brazilian territory and abroad, observing the provisions in Article 24, item I, letter “e” of these Bylaws;

k)     Approve the setting up and windup of industrial, commercial and service units as well as branches and deposits;

l)     Designate to any of its member the duties of a Director Officer in his/her absences or incapacitation.

Sole Paragraph - Notwithstanding the provisions in Paragraph 1 of Article 22, the meetings of the Board of Board of Directors Executive Officers for resolution on the matters referred to under letter “d” shall necessarily be presided by the Managing Director Officer.

ARTICLE 24

Except for the acts within the exclusive scope of the Board of Executive Board of Directors Officers, as a collective body, it shall be incumbent upon the Executive Director Officers:

I -    SEVERALLY

a)    Carry out and enforce compliance with these Bylaws and the resolutions approved by the General Meeting and by the Administrative Board of Directors.

b) Represent the Company before Courts or third parties and Governmental, State and Municipal Authorities.

c)    Hire and dismiss technicians or employees in any category, in accordance with letter "a" of item II of Article 17;

d)   Receive, release, issue, endorse, discount and accept trade bills, pay and redeem notes, promote collections, open accounts in banking establishments, endorse checks for deposits and make interaccount transfers of money on behalf of the Company;

e)   Sign instruments relating to the actions authorized by the Administrative Board of Directors, as referred to in item VIII of Article 17, and those approved by the Board of Directors, as per letters “c” to “l” of Article 23 of these Bylaws;

f)   Practice all other acts required for the development of corporate businesses which, according to law and these Bylaws, are not dependent upon a prior authorization by the General Meeting or a decision by the Board of Executive Board of Directors Officers.

II –           JOINTLY, UPON THE SIGNATURE OF TWO DIRECTORSDIRECTOR

  a)  Issue and endorse Promissory Notes and accept Bills of Exchange;

  b) Issue checks or Rural Promissory Notes;

Paragraph 1 -     The powers under item I and letter "b" of item II may be granted through a power-of-attorney.

Paragraph 2 -     Exceptionally, whenever issuing checks for payment of raw materials at individual purchasing stations, these powers may, at the discretion of the Board of Board of Directors Executive Officers, be exercised by one Director Officer or by an attorney-in-fact.

Paragraph 3 –    In the companies in which the Company is a shareholder, the Company may be represented by any of the Director Officers, previously appointed by the Executive Board of Board of Directors Executive Officers for this purpose or by an attorney-in-fact with special powers, as provided for in Paragraph 1 of article 126 of Law No. 6404/76.

SECTION IV

ADVISORY COUNCIL

ARTICLE 25

The Advisory Council shall comprise a minimum of seven (7) to a maximum of fifteen (15) members, whether or not shareholders, one of them being appointed Chairperson and another Vice Chairperson, elected and removed at any time by the Administrative Board of Directors, for a term of office of one (1) year, reelection being permitted.

Paragraph 1 – When electing the members of the Advisory Council, the Administrative Board of Directors shall appoint its Chairperson and Vice Chairperson.

Paragraph 2 -     Except for the Chairperson and Vice Chairperson of the Administrative Board of Directors – who shall be native members of the Advisory Board – no other Management member is permitted to be a member of this body.

Paragraph 3 -     The members of the Advisory Council shall enter their respective offices by signing the Installation Certificate, to be transcribed on the book of minutes of meetings of this body.

ARTICLE 26

The Advisory Council shall convene ordinary meetings on a quarterly basis and, extraordinary meetings whenever requested by the Administrative Board of Directors through its Chairperson.

Paragraph 1 –    It is incumbent upon the Chairperson of the Advisory Board or, in his/her absence, to the Vice Chairperson, to call, convene and chair the meetings of this body.

Paragraph 2 -     The quorum for the meetings of the Advisory Council shall be a minimum of half plus one of its acting members.

ARTICLE 27

It is incumbent upon the Advisory Council to issue its opinion on matters of relevant interest to the Company and, irrespective of any request, to keep the Administrative Board of Directors, informed about relevant matters which may come to the knowledge of its members.

CHAPTER V

GENERAL MEETING

SECTION I

CONVENING MEETINGS AND MAKING RESOLUTIONS

ARTICLE 28

A lawfully called and convened General Meeting is the highest body of the Company, capable of resolving all matters and making any resolutions, including those relating to amendments to these Bylaws.

ARTICLE 29

General Meetings are held, on an ordinary basis, within the four (4) months  following the closing of the fiscal year, for the purposes contemplated in the Law and, on an extraordinary basis, whenever corporate interests so require.

ARTICLE 30

Save for the exceptions contemplated in the Law, a General Meetings is constituted whenever, on a first call, shareholders representing a minimum of twenty-five percent (25%)  of the Capital Stock with voting rights are present and, on a second call, any number of the shareholders present.

ARTICLE 31

Regularly made resolutions of the General Meetings shall bind all shareholders, in spite of those absent or dissenting, as provided for by the Law and these Bylaws.

ARTICLE 32

General Meetings convened in accordance with Law shall be chaired by the Chairperson of the Administrative Board of Directors who will appoint one or more secretaries from among the shareholders present.

Sole Paragraph - In the absence of the Chairperson, the General Meeting shall be chaired by one of the Vice Chairpersons of the Administrative Board of Directors, observing the order of election and, in the absence of both, by a member of the Administrative Board of Directors appointed by the shareholders.

ARTICLE 33

In the event that the General Meeting cannot be held on the scheduled date, due to lack of legal quorum, a second call shall be made in the same manner of the first, spaced by a minimum of eight (8) days between the first publication of the advertisement and the date of the General Meeting which, in this case, shall be convened with any number of attendees.

SECTION II

ORDINARY SHAREHOLDERS MEETING

ARTICLE 34

Ordinary General Meetings shall be held to:

I –            Receive the Management accounts and examine, discuss and vote the financial statements;

II –           Make a resolution about the appropriation of net income for the year and the distribution of dividends.

III -  Elect the members of the Administrative Board of Directors and of the Fiscal Council, as the case may be.

IV – Approve the restatement of the Capital Stock in the cases contemplated by Law No. 6404/76 and these Bylaws.

V – Fix the compensation of the administrators and of the members of the Fiscal Council, when called.

SECTION III

EXTRAORDINARY GENERAL MEETING

ARTICLE 35

Whenever held on an extraordinary basis, a General Meeting shall make resolutions only about the matters for which it was called.

ARTICLE 36

It is incumbent upon the General Meeting to authorize the disposal or pledge of quotas or shares with voting rights of a legal entity whose control of the voting capital is directly or indirectly owned by the Company whenever the disposal or pledge implies the risk of losing that control.

CHAPTER VI

AUDIT COMMITTEE

ARTICLE 37

The Audit Committee shall be permanent and have the powers  established in the Law, being formed by a minimum of three (3) and a maximum of five (5) permanent members and an equal number of substitutes, whether or not shareholders, elected by the General Meeting for a one-year mandate.

Sole Paragraph – The permanent members of the Audit Committee shall receive monthly fees, observing the minimum amount established by Law, to be fixed by the General Meeting that elected them.

CHAPTER VII

THE FISCAL YEAR, THE BALANCE SHEET AND THE RESULTS

SECTION I

THE FISCAL YEAR AND THE BALANCE SHEET

ARTICLE 38

The fiscal year shall end at December 31 of every year, when the Executive Board of Board of Directors Executive Officers shall prepare the Company´s financial statements, based on the commercial accounting of the Company and expressing clearly its situation and the changes occurred in the year:

I –       Balance Sheet;

II–       Statement of Year-to-Date net income and losses or changes in shareholders equity;

III -      Statement of income for the year;

IV –     Statement of changes in financial position.

ARTICLE 39

The books and records of the Company shall be examined by an independent audit firm selected by the Administrative Board of Directors.

SECTION II

DISTRIBUTION OF NET INCOME

ARTICLE 40

The General Meeting shall make a resolution about the distribution of net income for the year as determined by the balance sheet and proposed by the Administrative Board of Directors, accompanied by the opinion of the Fiscal Council, if active, observing the following criteria:

I –              Five percent (5%) of the net income for the Legal Reserve Fund, up to the amount established by the Law on Capital Stock.

II –           An amount equivalent to twenty–eight percent (28%)  of Net Income for the year as a portion required for the payment of the minimum dividend of preferred and common shares, such net income being reduced or increased by the amounts contemplated in items I, II and III, Article 202 of Law No. 6404/76, also observing the provisions of item “b” of Article 12 of these Bylaws.

III –          Up to ten percent (10%), after deducting any accumulated losses and the provision for income tax, as the participation of the administrators.

IV –          A minimum of fifteen percent (15%) and a maximum of sixty percent (60%) on net income, as Special Expansion Reserve, destined to fund the expansion plans of the Company, up to reaching seventy percent (70%) of the capital.

V –            Up to five percent (5%) to set up a Special Fund for Research and Development, up to reaching ten percent (10%) of the capital.

VI –         The remainder shall be destined as proposed by the administration bodies to the General Meeting.

Paragraph 1  –    The amount corresponding to the participation of the administrators shall be distributed solely if the minimum dividend to the shareholders contemplated in these Bylaws has been guaranteed.

Paragraph 2   –      The distribution of dividends and bonuses shall observe the periods of time defined in the Law.

Paragraph 3  –     Whenever the subscribed capital is increased, the dividends corresponding to that period may be distributed on a "pro rata tempore" basis from the paid-up capital.

Paragraph 4    –    The amounts paid from pre-existing Retained Earnings and/or Profit Reserves accounts are an integral part of the minimum dividend established in item II of this article.

Paragraph 5    –    If the minimum dividend is paid from the pre-existing Retained Earnings and/or Profit Reserves accounts, a portion of the Net Income for the year, corresponding to the amount of the   paid dividend, may be appropriated to reestablish the reserves used.

Paragraph 6   –     The Company may pay interest on the shareholders’ own capital as dividends.

CHAPTER VIII

COMPANY WINDUP

ARTICLE 41

The Company may be liquidated in the cases contemplated in the Law or upon a resolution of the General Meeting.

Sole Paragraph - It is incumbent upon the General Meeting to establish the liquidation mode and to elect the liquidators and the members of the Fiscal Council who will be active during the liquidation period.

CHAPTER IX

MISCELLANEOUS

ARTICLE 42

In addition to the official gazette Diário Oficial do Estado de Santa Catarina, the publications required by the Law and by these Bylaws shall be made on the same press institution where the minutes or the abstract of the minutes of the Shareholders approving these Bylaws have been published until any change is advised to the shareholders for annotation in the minutes of the Ordinary General Meeting.

I certify that these Bylaws are a faithful copy of the text approved by the Extraordinary General Meeting held on 12.15.2005, entered in the Book of Minutes of the General Meetings 01 of this Company and duly signed.

MAURO E. GUIZELINE

SECRETARY

REGISTRY OF COMMERCE OF THE STATE OF SANTA CATARINA

Docket: 05/315620-0

Company No.: 42 3 0002574 7

SADIA S/A

/s/ Fabiana Everling de Freitas

General Secretary

Exhibit 12.01 Certification by the Company’s CEO

CERTIFICATION

I, Gilberto Tomazoni, Chief Executive Officer, certify that:

1.             I have reviewed this annual report on Form 20-F of Sadia S.A.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.         The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the company’s internal control over financial reporting; and

5.             The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 29, 2006

/s/ Gilberto Tomazoni

Gilberto Tomazoni
Chief Executive Officer

A signed original of this written statement required by Section 302 has been provided to Sadia S.A. and will be retained by Sadia S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 12.02 Certification by the Company’s CFO

CERTIFICATION

I, Luiz Gonzaga Murat Junior, Chief Financial Officer, certify that:

1.             I have reviewed this annual report on Form 20-F of Sadia S.A.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.             The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the company’s internal control over financial reporting; and

5.             The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 29, 2006

s/ Luiz Gonzaga Murat Junior

Luiz Gonzaga Murat Junior
Chief Financial Officer

A signed original of this written statement required by Section 302 has been provided to Sadia S.A. and will be retained by Sadia S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.01 Certification pursuant to 18 U.S.C. Section 1350.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sadia S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Gilberto Tomazoni, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)      the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gilberto Tomazoni

Name: Gilberto Tomazoni

Title: Chief Executive Officer

June 29, 2006

A signed original of this written statement required by Section 906 has been provided to Sadia S.A. and will be retained by Sadia S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.02 Certification pursuant to 18 U.S.C. Section 1350.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sadia S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Luiz Gonzaga Murat Junior, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)       the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Luiz Gonzaga Murat Junior

Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

June 29, 2006

A signed original of this written statement required by Section 906 has been provided to Sadia S.A. and will be retained by Sadia S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

Consolidated Financial Statements

Sadia S.A.

Years ended December 31, 2005, 2004 and 2003

SADIA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Independent Registered Public Accounting Firm

(KPMG Auditores Independentes)........................................................................................ 1

Report of Independent Registered Public Accounting Firm

(Ernst & Young Auditores Independentes S.S.)..................................................................... 2

Consolidated Balance Sheets as of December 31, 2005 and 2004......................................... 3

Consolidated Statements of Income for Years Ended December 31, 2005, 2004

and 2003.............................................................................................................................. 5

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended

December 31, 2005, 2004 and 2003..................................................................................... 7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005,

2004 and 2003..................................................................................................................... 8

Notes to Consolidated Financial Statements........................................................................... 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Sadia S.A.

We have audited the accompanying consolidated balance sheet of Sadia S.A. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sadia S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

KPMG Auditores Independentes

Sao Paulo, Brazil

June 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Sadia S.A.

We have audited the consolidated balance sheet of Sadia S.A. as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sadia S.A. at December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Sergio Ricardo Romani

Sergio Ricardo Romani

Partner

São Paulo, Brazil
February 3, 2004

SADIA S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of Reais – R$, except share amounts)

	2005	2004
Assets
Current assets:
Cash and cash equivalents	683,274	764,178
Available-for-sale securities	1,891,722	1,153,014
Foreign currency and interest rate swap contracts	55,656	103,100
Accounts and notes receivable, net	718,132	612,169
Inventories	981,941	1,068,431
Recoverable taxes	146,562	155,891
Deferred income taxes	22,039	20,372
Other current assets	88,850	67,647
Total current assets	4,588,176	3,944,802

Property, plant and equipment, net	1,523,309	1,055,240

Other assets:
Equity investees	4,135	5,330
Available-for-sale securities	65,057	436,782
Foreign currency and interest rate swap contracts	-	28,362
Judicial deposits	78,396	77,204
Recoverable taxes	120,024	87,186
Deferred income taxes	27,054	56,554
Intangible assets other benefit	15,311	26,508
Prepaid pension plan	95,027	49,316
Other intangible assets	29,440	-
Goodwill	32,728	-
Other	128,627	63,689
Total other assets	595,799	830,931

Total assets	6,707,284	5,830,973

	2005	2004
Liabilities and Shareholders’ equity
Current liabilities:
Short -term debt	790,162	1,061,881
Current portion of long-term debt	694,180	676,954
Foreign currency and interest rate swap contracts	158,692	172,802
Suppliers	495,330	483,566
Salaries and social charges payable	24,132	22,181
Taxes payable	38,648	38,055
Dividends payable	128,210	82,797
Accrued vacation payable	75,093	65,959
Accrued employee bonus	59,304	51,048
Accrued marketing	43,999	27,745
Other	118,062	83,731
Total current liabilities	2,625,812	2,766,719

Long-term liabilities
Long-term debt	1,704,184	1,031,375
Foreign currency and interest rate swap contracts	10,331	68,183
Provision for legal proceedings and labor claims	71,947	58,984
Accrued employee benefit liability	47,575	48,388
Stock options	678	-
Other	16,824	18,800
Total long-term liabilities	1,851,539	1,225,730

Minority interest	1,816	160

Shareholders’ equity:
Preferred shares, no par value, 426,000,000 shares authorized, issued and outstanding in 2005 and 2004	938,914	627,055
Common shares, no par value, 257,000,000 shares authorized, issued and outstanding in 2005 and 2004	561,086	372,945
Preferred shares in treasury, at cost	(10,377)	(198)
Appropriated retained earnings	738,417	767,441
Unappropriated retained earnings	2,055	71,121
Accumulated other comprehensive income (loss)	(1,978)	-
Total shareholders’ equity	2,228,117	1,838,364
Total liabilities and shareholders’ equity	6,707,284	5,830,973

See notes to the Consolidated Financial Statements.

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003
(In thousands of Reais - R$, except numbers of shares and per share amounts)

	2005	2004	2003

Gross operating revenue	8,327,372	7,117,318	5,717,525

Value-added tax on sales	(914,219)	(880,010)	(535,337)
Sales deductions	(95,311)	(128,083)	(100,471)
Net operating revenue	7,317,842	6,109,225	5,081,717
Cost of goods sold	(5,324,359)	(4,292,650)	(3,673,011)
Gross profit	1,993,483	1,816,575	1,408,706

Operating expenses:
Selling	(1,245,892)	(1,144,482)	(916,671)
General and administrative	(80,959)	(52,462)	(54,207)
Other operating income (expenses), net	14,271	15,398	(36,819)
Total operating expenses	(1,312,580)	(1,181,546)	(1,007,697)

Operating income	680,903	635,029	401,009

Interest expense	(311,626)	(336,825)	(450,198)
Interest income and other, net	247,998	249,784	459,750
Foreign currency exchange gain, net	53,377	39,134	60,970
Income before income taxes, equity income of investees and minority interest	670,652	587,122	471,531

Income tax benefit (expense)
Current benefit (expense)	(52,028)	(32,969)	(39,072)
Deferred tax benefit (expense)	(16,411)	(63,130)	40,099
Total income tax	(68,439)	(96,099)	1,027
Income before equity income of investees and minority interest	602,213	491,023	472,558

Equity income (loss) of investees	1,219	(1,385)	361
Minority interest	(164)	(137)	349

Net income	603,268	489,501	473,268

Net income applicable to preferred shares	375,802	316,045	305,564
Net income applicable to common shares	227,466	173,456	167,704
Net income	603,268	489,501	473,268

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003
(In thousands of Reais - R$, except numbers of shares and per share amounts)

	2005	2004	2003

Basic earnings per thousands shares in R$:
Preferred	885.08	742.42	717.80
Common	885.08	674.93	652.54

Weighted average number of shares outstanding:
Preferred	424,595,712	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000

Diluted earning per thousands shares in R$
Preferred	884.38	742.42	717.80
Common	884.38	674.93	652.54

Weighted average shares and diluted potential number of shares
Preferred	425,137,363	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004 and 2003
(In thousands of Reais -R$)

	2005	2004	2003
Preferred shares
At the beginning of the year (426,000,000 shares)	627,055	627,055	439,939
Capital increase without issue of shares	311,859	-	187,116
At the end of the year (426,000,000 shares)	938,914	627,055	627,055
Common shares
At the beginning of the year (257,000,000 shares)	372,945	372,945	260,061
Capital increase without issue of shares	188,141	-	112,884
At the end of the year (257,000,000 shares)	561,086	372,945	372,945
Treasury shares
At the beginning of the year (304 shares)	(198)	(198)	(198)
Purchase of shares (2,200,000 shares)	(10,179)
At the end of the year (2,200,304 shares)	(10,377)	(198)	(198)
Retained earnings
Appropriated retained earnings
At the beginning of the year	767,441	470,450	468,413
Used to increase capital	(475,068)	-	(300,000)
Transfer from unappropriated retained earnings	446,044	296,991	302,037
At the end of the year	738,417	767,441	470,450
Unappropriated retained earnings
At the beginning of the year	71,121	26,922	6,145
Used to increase capital	(24,932)
Net income	603,268	489,501	473,268
Transfer to appropriated retained earnings	(446,044)	(296,991)	(302,037)
Dividends / interest on capital
Preferred	(126,617)	(95,756)	(97,143)
Common	(74,741)	(52,553)	(53,311)
At the end of the year	2,055	71,121	26,922
Accumulated other comprehensive income (loss)
At the beginning of the year	-	24,411	(116,601)
Adjustment to unrealized gain (loss) on available-for sale securities	-	(36,989)	213,656
Excess of additional liability on retirement indemnity	(2,996)	-	-
Income tax benefit (expense)	1,018	12,578	(72,644)
At the end of the year	(1,978)	-	24,411
Total shareholders’ equity	2,228,117	1,838,364	1,521,585

Comprehensive income:
Net income	603,268	489,501	473,268
Unrealized gain (loss) on available-for-sale securities, net of taxes (R$12,577 and R$72,644 for 2004 and 2003, respectively)	-	(24,411)	141,012
Excess of additional liability on retirement indemnity, net of taxes (R$1,018 in 2005)	(1,978)	-	-
Reclassification adjustment for loss (gain) included in net income, net of tax (R$23,681 in 2003)	-	110,000	(45,969)
Comprehensive income	601,290	537,690	568,311

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004 and 2003
(In thousands of Reais -R$)

	2005	2004	2003
Cash flows from operating activities:
Net income	603,268	489,501	473,268
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	164	137	(349)
Loss (gain) on sale of securities	-	110,000	(69,650)
Foreign currency exchange (gains), net	(53,377)	(39,134)	(60,970)
Equity income or loss of investees	1,219	1,385	(361)
Depreciation and amortization	182,263	157,821	150,098
Deferred income taxes	16,411	63,130	(40,099)
Pension plan	(45,711)	(23,062)	(7,295)
Provision for (reversal of) contingencies	(2,611)	(9,021)	10,732
Loss from sale of property, plant and equipment	51,897	21,777	38,517
Changes in operating assets and liabilities:
Accounts and notes receivable	(89,012)	(35,266)	(107,949)
Inventories	100,221	(249,600)	(16,487)
Recoverable taxes and other assets	(71,041)	(68,029)	15,789
Judicial deposits	(1,192)	(2,126)	(6,034)
Suppliers	(3,407)	125,597	110,793
Accrued interest, net	130,546	(58,984)	297,974
Social charges, taxes payable, other liabilities	22,529	(176,895)	187,829
Net cash provided by operating activities	842,167	307,231	975,806
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	3,400	2,857	8,728
Purchase of property, plant and equipment	(673,098)	(324,917)	(179,344)
Acquisition, net of cash acquired of Só Frango	(69,259)	-	-
Investment in equity investees	-	(1,088)	(2,942)
Held-to-maturity investments:
Purchases	-	(2,747)	(61,027)
Maturities	-	36,447	722,669
Available-for-sale debt securities:
Purchases	(1,512,809)	(1,893,844)	(1,388,487)
Maturities and sales	1,015,558	1,543,873	807,533
Net cash provided by (used in) investing activities	(1,236,208)	(639,419)	(92,870)
Cash flows from financing activities:
Short-term debt
Issuances	863,702	801,112	2,119,594
Repayments	(994,557)	(1,119,073)	(1,997,073)
Long-term debt
Issuances	1,490,109	675,703	1,574,677
Repayments	(916,382)	(948,196)	(1,122,088)
Dividends/interest on capital paid	(129,735)	(131,234)	(95,588)
Net cash provided by (used in) financing activities	313,137	(721,688)	479,522

Net change in cash and cash equivalents	(80,904)	(1,053,876)	1,362,458
Cash and cash equivalents at beginning of year	764,178	1,818,054	455,596
Cash and cash equivalents at end of year	683,274	764,178	1,818,054

See notes to Consolidated Financial Statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  1.  Operations

       Sadia S.A. (together with its consolidated subsidiaries, “Sadia” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Sadia S.A.’s shares are traded on the Sao Paulo Stock Exchange (Bovespa) and on the Madrid Stock Exchange (Latibex) and its ADRs on the New York Stock Exchange (NYSE).

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

       The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2.8892=US$1.00 at December 31, 2003, R$2.6544=US$1.00 at December 31, 2004 and R$2.3407=US$1.00 at December 31, 2005.

  2.  Presentation of the Consolidated Financial Statements

       a)  Basis of presentation

         The consolidated financial statements have been prepared in accordance with style='font-size:12.0pt'>generally accepted accounting principles in the United States of America (“US GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission – CVM (“Comissao de Valores Mobiliários”).

         b)  Consolidation procedures

The consolidated financial statements include the accounts of Sadia and its controlled subsidiaries (ownership interest greater than 50%). The portion of equity and net income attributable to shareholders other than Sadia is reflected as minority interest in the consolidated financial statements. Investments in entities in which the Company does not control but has significant influence over, are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  2.  Presentation of the Consolidated Financial Statements (Continued)

              b)  Consolidation procedures (Continued)

The following subsidiaries were included in the consolidated financial statements for the years ending December 31:

	Ownership %
	2005	2004

Sadia International Ltd.	100,00%	100,00%
Sadia Uruguay S.A.	100,00%	100,00%
Sadia Alimentos S.A.	1,00	1,00%
Sadia Chile S.A.	60,00%	60,00%
Sadia Alimentos S.A.	99,00%	99,00%
Sadia UK. Ltd.	100,00%	100,00%
Concórdia S.A. C.V.M.C.C.	99,99%	99,99%
Empresa Matogrossense de Alimentos Ltda.	100,00%	-
Rezende Óleo Ltda.	100,00%	100,00%
Rezende Marketing e Comunicaçoes Ltda.	0,09%	0,09%
Rezende Marketing e Comunicaçoes Ltda.	99,91%	99,91%
Sadia G.m.b.H.	100,00%	100,00%
Wellax Food Logistics C. P. A. S. U. Lda.	100,00%	100,00%
Sadia Foods G.m.b.H.	100,00%	100,00%
Qualy B. V.	100,00%	100,00%
Sadia Japan Ltd.	100,00%	100,00%

c) Só Frango acquisition

On January 3, 2005 Sadia acquired the all capital stock of Só Frango Produtos Alimentícios Ltda. (primarily a producer and distributor of poultry) for R$69,259 in cash, (net of cash acquired of R$1,083). The operations of Só Frango Produtos Alimentícios Ltda. are included in the consolidated financial statements from the date of acquisition. Through this acquisition, Sadia strengthens its presence in the central region of Brazil close to raw material producers and to Brazil’s main centers of consumption.

The acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair value at the acquisition date and determined goodwill in accordance with the purchase method of accounting prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  2.  Presentation of the Consolidated Financial Statements (Continued)

c) Só Frango acquisition (Continued)

Assets:
Accounts receivable	16,951
Inventory	13,731
Recoverable taxes	16,558
Other current assets	2,382
Property, plant and equipment	32,531
Amortizable intangible assets	32,148
Others noncurrent assets	5,764
Liabilities:
Short-term and long-term debt	(32,837)
Accounts payable and accrued liabilities	(38,257)
Deferred income taxes liability	(14,354)
Net assets	34,617

Purchase price, net of cash acquired	(69,259)

Total Goodwill	34,642

The difference between the goodwill initially recorded and the amount reported as of December 31, 2005 refers to the tax benefit generated in accordance with SFAS 109. The Company estimates the entire goodwill balance related to this acquisition will be deductible for tax purpose.

As of December 31, 2005 the Company has the following amounts related to intangible assets:

	Amortizable Cost	Amortization	Net Amount

Amortized intangible assets:
Brand	8,471	(1,129)	7,342
Client portfolio	23,677	(1,579)	22,098
	32,148	(2,708)	29,440

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  2.  Presentation of the Consolidated Financial Statements (Continued)

c) Só Frango acquisition (Continued)

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the next five succeeding years:

Estimated Amortization Expenses

2006	4,062
2007	4,062
2008	4,062
2009	4,062
2010	2,932
Thereafter	10,260
29,440

d) Empresa Matogrossense de Alimentos

On September, 2005 Sadia acquired all the capital stock of Empresa Matogrossense de Alimentos Ltda. by R$1.350. As this Company does not have operations, active customers, but only land, the excess amount paid over the net assets acquired was allocated to property, plant and equipment.

e) Pro forma results

The following unaudited pro forma financial information presents the combined results of operations of the Company and Só Frango Produtos Alimentícios Ltda. (“Só Frango”) and Empresa Matogrossense de Alimentos Ltda. as if the acquisitions had occurred at January 1, 2004. The historical results of the Company for 2005 include the results of Só Frango. The pro forma results for 2004 combine the historical results of the Company for 2004 with the historical results for 2004 of Só Frango. The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company’s future consolidated results of operations or financial condition. Pro forma adjustments are tax-effected at the Company’s statutory tax rate.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  2.   Presentation of the Consolidated Financial Statements (Continued)

 e) Pro forma results (Continued)

Unaudited 2004

Net operating revenue	6,301,452
Net income	467,704
Basic earnings per thousand shares in R$:
Preferred	709.36
Common	644.87

       The pro forma effects in 2005 for net operating revenue, net income, basic earngins per share would not be materially different from the actual results. The pro forma net earnings for 2004 include R$3,564, of which R$2,708 relates to the intangibles amortization and R$856 relates to the tangibles amortization.

  3.  Significant Accounting Policies

       a)  Use of estimates

       The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, valuation allowances for receivables, recoverability of deferred income tax assets, provisions for contingencies, the determination of the fair value of derivatives and financial instruments and stock option valuation. Actual results could differ from those estimates.

b) Cash and cash equivalents

           Cash equivalents are highly liquid investments with maturity of three months or less when purchased. For purpose of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.   Significant Accounting Policies (Continued)

c) Available-for-sale securities

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.  Significant Accounting Policies (Continued)

       f)   Property, plant and equipment

            Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, being 25 years for buildings, 5 to 10 years for machinery and equipment, 10 years for installations and 4 years for vehicles. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offsprings. The Company periodically reviews the estimated number of offspring to be produced by the batch and revises its estimate accordingly. The amortization is allocated to poultry and hog production costs. The productive cycle ranges from fifteen to thirty months.

       g)  Accounting for the Impairment of Long-Lived Assets

The Company reviews its property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which the Company is able to attribute identifiable future cash flows. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews to date have not indicated the need to recognize any impairment losses.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.  Significant Accounting Policies (Continued)

h)  Goodwill and Other Intangible Assets

Goodwill relates to the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in a businesses combination. Goodwill acquired in a business combination has an indefinite useful life and consequently is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No.144, Accounting for Impairment or Disposal of Long-Lived Assets.

i)  Environmental matters

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

j)  Interest attributed to shareholders’ equity

            Brazilian corporations are permitted to attribute interest on shareholders’ equity, which is deductible for statutory income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2005, 2004 and 2003 and accrued the amount due with a direct charge to shareholders’ equity in a manner similar to a dividend. The distribution to the shareholders is subject to withholding income tax at the rate of 15%, and the amount of interest on shareholders’ equity attributable to dividends must be net of such withholding income tax.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.  Significant Accounting Policies (Continued)

       k)  Revenues and expenses

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Shipping and handling costs are classified as selling expenses and totaled R$544,364, R$495,870 and R$394,820 for the years ended December 31, 2005, 2004 and 2003, respectively.

Research and development costs are charged to expense as incurred and totaled R$10,873, R$10,130 and R$6,510 for the years ended December 31, 2005, 2004 and 2003, respectively.

The cost of advertising is expensed as incurred. The Company incurred advertising expenses of R$116,559, R$121,435 and R$96,845 during the years ended December 31, 2005, 2004 and 2003, respectively.

       l)   Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of income as they occur.

       m) Income taxes

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.  Significant Accounting Policies (Continued)

n)  Earnings per share

            Basic earnings per share were calculated in accordance with FASB Statement No. 128, Earnings per Share. The computation has been made as if the net income for each year would be fully distributed. Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. The unit of one thousand shares is used because this is the basis for quotation and trading on the Sao Paulo Stock Exchange.

            Until December 31, 2004, preferred and common shareholders had different dividend and liquidation rights, thus basic earnings per share were calculated using “two-class” method taking into account that the preferred shares were entitled to a dividend 10% greater than the common shares. The “two-class” method is an earning allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-law and participation rights in undistributed earning.

As described in note 14, it was approved in a general extraordinary shareholder’s meeting and ratified in a special meeting of preferred shareholders that the common and preferred are entitled to the same dividends distribution, therefore amending the Company’s by laws the payments of 10% greater to preferred than the common shareholders. As described in note 14, the common and preferred shareholders have agreed that, effective in 2005, the preferred shareholders would no longer be entitled to a 10% dividend premium. Accordingly, the “two class” method of computing earnings per share is no longer required for the year ended December 31, 2005.

o)  Accounting for Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records all foreign currency in the balance sheet as either assets or liabilities measured at fair value.  Adjustments to fair value for foreign currency derivatives are included in foreign currency exchange gain (loss), net on the statement of income. Adjustments to the fair value of non-fixed grain purchase derivatives are include in interest income and other, net on the statement of income. The Company has not designated any derivative as held for hedging purposes for any periods presented.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.  Significant Accounting Policies (Continued)

p) Reclassifications

The Company reclassified the poultry and hog breeders reclassifying them from inventories to property, plant and equipment, since breeders are generally accounted for as fixed assets and also because they contribute to the cost formation of the poultry and hogs raised for commercial purposes. The Company has not changed the breeder’s estimated useful life.

The breading stock (net of depreciation) in the amount of R$108,065 for the year ended December 31, 2004 has been reclassified from inventories to property, plant and equipment and its related depreciation in the amount of R$58,755 and R$50,837 for the years ended December 31, 2004 and 2003 respectively has been added to the depreciation and amortization line item under operating activities in the statements of cash flows for these respective years. Also, the amount of R$85,813 and R$73,594 has been added to the purchase of property, plant and equipment line item under the investing activities in the statements of cash flows for the years ended December 31, 2004 and 2003, respectively.

Certain other reclassifications have been made to prior years to conform to current presentations. The effects of these reclassifications are not material to the Company’s consolidated financial statements.

q) Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The application of this Statement is required after January 1, 2006. The Company anticipates no significant impact on its financial statements by applying Statement 151.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.   Significant Accounting Policies (Continued)

q) Recently Issued Accounting Standards (Continued)

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The application of this Statement is required after January 1, 2006. The Company anticipates no significant impact on its financial statements by applying Statement 153.

In May 2005, the FASB issued SFAS No.154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No.133 and No.140. The primary objectives of this Statement with respect to SFAS No.133 are to simplify accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and eliminate the interim guidance in Statement No.133 Implementation Issue No D1, “Application of FAS No.133 to beneficial Interests in Securitized Financial Assets,” which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No.133. The primary objective of this Statement with respect to SFAS No.140 is to eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this Statement to have an impact on the Company’s consolidated financial statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  3.  Significant Accounting Policies (Continued)

r) Recently Adopted Accounting Standards

In December 2004, FASB issued the FASB Statement No.123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision of the Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and it is related to the implementation guidance. This Statement was early adopted by the Company in 2005. (See note 15)

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No.143" ("FIN 47"), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company did not have any impact on applying FIN 47.

  4.    Cash and Cash Equivalents

	2005	2004

Local currency
Cash and bank accounts	149,323	84,536
Investment funds of variable earnings	401,931	258,345
Others	98	89
	551,352	342,970
Foreign currency
Cash and bank accounts	43,963	70,412
Interest-bearing current account	87,959	350,796
	131,922	421,208
	683,274	764,178

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  5.   Available-for-Sale Securities

On May 14, 2004, the Company ultimately sold all of its holdings of Brazil Brady Bonds, including those securities held by third party investment funds. The Company received gross proceeds of approximately R$935,000 and recorded a loss of approximately R$110,000.

During 2004, the Company started to invest in Credit Linked Notes (CLN), which are debt securities issued by highly rated American and European banks indexed in Reais with Inter Deposit Rates. These securities are collaterized by highly rated Brazilian banks and companies’ debt securities. Such CLN securities, as well as the other debt securities held by the foreign investment funds are classified as available-for-sale at December 31, 2005 and 2004.

In 2005, the Company also made dual currency investments, which have differentiated profitability according to the strike negotiated. It also maintained the structured notes investments.

The following is a summary of available-for-sale debt securities at December 31, 2005 and 2004:

	Available-for-sale debt securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005
Investment funds (1)	1,613,682	-	-	1,613,682
National treasury notes	65,057	-	-	65,057
Austrian Bonds	278,040	-	-	278,040
Total	1,956,779	-	-	1,956,779

December 31, 2004
Investment funds (1)	1,153,014	-	-	1,153,014
National treasury notes	199,034	-	-	199,034
Austrian Bonds	237,748	-	-	237,748
Total	1,589,796	-	-	1,589,796

(1) Largely represented by Credit Linked Notes and dual currency investments (Credit Linked notes in 2004)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  5.     Available-for-Sale Securities (Continued)

         The amortized cost and estimated fair value of available for sale securities at December 31, 2005, by contractual maturity, are shown below:

	Available for-sale-debt securities
Maturity periods	Amortized Cost	Estimated Fair Value

Due in less than one year	1,891,722	1,891,722
Due in one to three years	39,347	39,347
Due after five years	25,710	25,710
Total	1,956,779	1,956,779

  6.    Accounts and Notes Receivable, Net

	2005	2004
Customer
Domestic	469,150	363,279
Export, mainly denominated in U. S. dollars	259,573	258,050
Allowance for doubtful accounts	(10,591)	(9,160)
	718,132	612,169

       The changes in the allowance for doubtful accounts are as follows:

	2005	2004	2003

Balance at the beginning of the year	(9,160)	(33,628)	(40,480)
Amounts charged to expense	(4,234)	(1,285)	(4,966)
Write offs	2,803	25,753	11,818
Balance at the end of the year	(10,591)	(9,160)	(33,628)

During 2005, the Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Comércio de Produtos Alimentares Lta.) renewed and amended the Insured Receivables Purchase Agreement selling its export receivables up to a limit of US$130 million, with interest rate of 0.375% + LIBOR. Credit Insurance covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of Default are the contracting financial institutions.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  6.  Accounts and Notes Receivable, Net (Continued)

Under this agreement, the Company retained servicing responsibilities, such as collection. At December 31, 2005, the receivables sold under this agreement amounted to R$228,813.

As of December 31, 2004, the previous Insured Purchased Agreement had a limit of US$100 million and, with an interest rate of 0.7% + LIBOR. The receivable assigned in the amount of R$120,810 has been accounted for as secured financing with such debt outstanding included in short term debt in the amount of R$120,810.

During the year ended December 31, 2005, the Company received cash proceeds of approximately R$1,840 million (R$1,500 million in 2004) and incurred expenses of R$8 million (R$ 4 million in 2004 and R$2 million in 2003) with respect to this agreement. The Company had no credit losses on the sale of the receivables under this agreement for December 31, 2005, 2004 and 2003.

During 2005, 2004 and 2003, no single customer or group represented more than 10% of consolidated sales.

  7.  Inventories

	2005	2004

Finished goods	352,117	389,765
Live stock and poultry	386,561	351,980
Raw materials	129,229	189,144
Work in process	38,646	72,076
Packing material	36,702	35,206
Stock in transit	9,341	7,791
Supplies in warehouse and other	29,344	22,469
	981,941	1,068,431

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  8.   Recoverable Taxes

	2005	2004

Value-added state sales tax- ICMS	162,058	81,067
Federal excise tax – IPI	48,853	53,626
Income tax withheld at source and advanced income tax	36,165	26,393
COFINS	3,748	61,932
Other (principally PIS tax credits on raw material)	15,762	20,059
Total	266,586	243,077
Current portion	(146,562)	(155,891)
Non current portion	120,024	87,186

Value-added state sales tax- ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

  9.    Property, Plant and Equipment

	2005	2004

Land	50,974	32,990
Buildings	554,962	493,700
Machinery and equipment	952,984	778,343
Installations	220,704	189,042
Breeding stock	219,159	162,490
Vehicles	12,896	14,042
Timber and reforestation	19,659	16,414
Other	71,318	48,305
Construction in progress	417,319	167,057
	2,519,975	1,902,383
Accumulated depreciation	(996,666)	(847,143)
Total	1,523,309	1,055,240

Interest capitalized as part of property, plant and equipment was R$16,852, R$11,206 and R$4,903 for the years ended December 31, 2005, 2004 and 2003, respectively.

10.    Short-term Debt

	2005	2004

Working capital from commercial banks	545,435	761,103
Trade accounts receivable domestic credit facility	190,351	162,138
Trade accounts receivable export credit facility	-	120,810
Bank borrowings, secured by accounts receivable	54,376	17,830
	790,162	1,061,881

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$432,060 in 2005 (R$744,423 in 2004) are denominated in U.S. dollars with interest at Libor (4,39% p.a. at December 31, 2005) plus interest at the rate from 0.10% p.a. to 5.76% p.a. in 2005 (interest at the rate from 0.10% p.a. to 4.48% p.a. in 2004).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

10.  Short-term Debt (continued)

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150,000 of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95% of the average rate of Brazilian interbank certificate deposits (17.9% p.a. at December 31, 2005). Through December 31, 2005, the Company received cash proceeds of R$2,626,000 (R$2,249,000 in 2004) from the sales of domestic receivables under this agreement and incurred in interest expenses of R$27,000 for the year ended December 31, 2005 (R$23,000 in 2004). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2005, the accounts receivable for this finance pledged as collateral were R$190,351.

At December 31, 2005 and 2004, the weighted average interest rates on short-term debt were 6.90% p.a. and 7.06% p.a., respectively.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

11.  Long-term Debt

	2005	2004

Foreign debt (denominated in U.S. dollars):
IFC- International Finance Corporation funding in foreign currency for investment in property, plant and equipment, which R$23,325 is subject to interest at fixed rate of 9.05% p.a., guaranteed by promissory real estate mortgages	23,325	129,222

Export financing, composed of prepayment, payable in amount of R$372,780 in installments up to 2010, subject to LIBOR variation for 6 month deposits (4.7% in December 2005 plus annual interest of 8.2% p.a, and a line focused on the incentive for foreign trade in amount of R$1,212,113, subject to LIBOR variation for 6 month plus interest of 5.69% p.a., guaranteed by promissory notes or sureties.	1,584,893	924,965

Financing subject to LIBOR variation for 1 month deposits (4.39% in December 2005) plus interest of 0.10% p.a., guaranteed by its own titles	145,719	-

BNDES (National Bank for Economic and Social Development), payable from 2006 to 2013, composed as follows: FINEM in the amount of R$29,046 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$40,704 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3% p.a. guaranteed by mortgage bonds and real estate mortgages	69,750	66,677

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

11.  Long-term Debt (Continued)

	2005	2004
Local debt (denominated in reais):
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2006 to 2012, composed as follows: FINAME in the amount of R$225,684 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2005) and interest of 4.45% p.a., FINAME-EXIM in the amount of R$139,321 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$37,654 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	402,659	436,309

PESA - Special Aid Program for Agribusiness payable in installments from 2005 to 2020, subject to the – General Price Index –Market – IGP-M plus interest rate of 9.89% p.a., secured by investments in debt securities with a carrying value of R$25,710 and sureties.	131,831	129,310

Other subject to interest rate from 4% to 14% p.a.	40,187	21,846

	2,398,364	1,708,329
Less current portion of long- term debt	(694,180)	(676,954)
Long- term portion	1,704,184	1,031,375

On December 29, 2005, the Company made early settlement in the amount of US$27,500 thousand referring to the financing agreement with the International Finance Corporation (IFC). The Company has revealed its intention to settle the remaining balance of R$23,325 in the short term, and, accordingly, there will be no restrictions with respect to the distribution of dividends in addition to the mandatory minimum dividend required by law, when one of the consolidated financial indexes (current liquidity, long-term indebtedness and total indebtedness) does not meet the agreed ratio levels.

At December 31, 2005, long-term debt maturities were as follows:

2007	190,761
2008	131,221
2009	116,756
2010	976,958
Thereafter	288,488
1,704,184

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

12.  Judicial Deposits

Judicial deposits are restricted assets of the Company placed on deposit with the court and held in judicial escrow relating to certain legal proceedings pending of legal resolution.

13.  Commitments, Contingencies and Guarantees

Commitments

The Company has entered into purchase commitments for production purpose (packing) amounting to approximately R$360,000 at December 31, 2005 and is payable until 2010.

Leasing

The Company has non-cancelable leasing agreements for industrial units that expire over the next three years. These leasing are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$33,110 in 2005 (R$27,512 in 2004).

The table below shows the future payments related to the leasing agreement at December 31, 2005:

2006	65,200
2007	65,200
2008	34,200
Total	164,600

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

13.  Commitments, Contingencies and Guarantees (continued)

Contingencies

The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable legal judgment (see Note 12).

The Company’s labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	2005	2004

Tax	42,217	33,618
Civil	13,281	11,746
Labor	16,449	13,620
	71,947	58,984

Tax litigation

The main tax contingencies involve the following cases:

a)Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$9,159, of which R$6,120 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$2,222 on withholding income tax on investments of Granja Rezende and R$817 for other provisions.

b)State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of Sao Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$20,223.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

13.  Commitments, Contingencies and Guarantees (continued)

Tax litigation (Continued)

c)Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$12,835.

The Company has other tax contingencies where the claimed amount is R$479,891, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

 On November 9, 2005, the Supreme Court declared by a majority of votes that Law 9718/98 was unconstitutional, which changed the calculation basis of PIS and COFINS, including operating income other than sales and financial income. This decision affects only the taxpayers whose actions have been judged, however, this decision indicates that the court suits that have the same objective would also be successful. The Company has a court suit questioning the increase in the basis, however, it has been calculating and paying these taxes in accordance with the law. If the Company had already received a final favorable decision, the credit to be recognized in the financial statements would be approximately R$60,000.

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

 The Company has other civil contingencies where the claimed amount is R$50,242, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

 There are approximately 1,780 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of  such labor claims amount to R$35,920 and a provision of R$16,449 has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

13.  Commitments, Contingencies and Guarantees (continued)

Guarantees

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years. The loans guaranteed by the Company amounts to R$11,796 and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$324 has been provided for.

14.  Shareholders’ Equity

Brazilian Corporate Law permits the use of appropriated and unappropriated retained earnings to increase capital. Such a capital increase must be approved by the Company’s Board of Directors. The allocation of the capital increase between preferred and common shares is proportional to the number of shares outstanding.

The preferred shareholders may not vote at shareholders’ meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

The Company’s by-laws provide to pay a mandatory dividend to common and preferred shareholders of at least 28% of annual net distributable income determined in accordance with Brazilian Corporate Law. From 1997 to 2004, preferred shareholders were entitled to receive a dividend per share 10% higher than common shareholders.

On December 15, 2005, in an extraordinary general shareholder’s meeting, the right for preferred shares to be included in a potential public offering for sale of the Company’s control (Tag along) was approved, and the shareholders holding preferred shares were guaranteed a minimum price equal to 80% of the amount paid for a share with voting rights, which is part of the controlling block, substituting/excluding item b) of article 12 of the by-laws that granted an advantage for receipt of dividends by holders of preferred shares at least 10% higher than those attributed to the holders of common shares, therefore making equal the remunerations attributed to the common and preferred shares in terms of dividends. This approval was ratified in a Special Meeting of Preferred Shareholders by 57.12% of the total number of preferred shares holders.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

14.   Shareholders’ Equity (Continued)

Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2005 and 2004 the Company had in its statutory books the following amounts:

	2005	2004
Appropriated retained earnings:
Research and development reserve	55,447	65,833
Expansion reserve	627,128	644,881
Unappropriated retained earnings	-	24,932

Dividends paid per thousand shares in R$ were as follows:

	2005	2004	2003

Preferred	231.96	234.68	170.08
Common	210.87	213.34	154.61

The Company elected to characterize a portion of the 2005, 2004 and 2003 dividends as interest on capital (or interest attributable to shareholders’ equity) as discussed in note 3 j).

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

The components of appropriated retained earnings at December 31, 2005 and 2004 were as follows:

	2005	2004

Legal reserve	55,842	56,727
Research and development reserve	55,447	65,833
Expansion reserve	627,128	644,881
	738,417	767,441

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

15.   Stock Option Plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company’s officers. The plan comprises nominative preferred shares issued by the Company.

The price for exercising the options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the Sao Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the exercise date of the option. The vesting period, during which the participant cannot exercise their rights to purchase the shares, will be three years as from the option granting date. The participants will be able to fully or partially exercise their purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired they will lose the right to the options not exercised.

Under the plan regulations, the preferred shares will be reacquired and earmarked in treasury for this sole purpose.

The composition of the options granted is presented as follows:

	Vesting period		Number of shares	Price of shares
Grant date	Start	Final		Weighted average fair value at grant date	Updated – INPC	Market 12/31/05

06/24/05	06/23/08	06/23/10	2,200,000	4.55	4.63	6.43

On December 31, 2005, the Company early adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No.123(R) (revised 2004), “Share-Based Payments”, or SFAS 123(R), requiring it to recognize expense related to the fair value of its share-based compensation awards. Shared based compensation expense for all share-based compensation awards granted in 2005 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and the expense has been recognized for stock option awards on a straight-line basis over the requisite service period of the award.

Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$678 has been classified in stock option, non-current liability and the compensation expense as general and administration expense.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

15.   Stock Option Plan--(continued)

The fair value of stock-based awards was estimated based on the following assumptions for the year ended December 31, 2005:

December, 31 2005

Expected life (in years)	3
Interest rate	18%
Volatility	37.06%
Dividend yield	4.8%
Expected inflation	12,12%
Weighted-average fair value at grant date	R$4.55

Expected Term - The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options upon the vesting period is over. We do not expect any forfeiture as those options are for officers, which the turnover is significantly low.

Expected Volatility – The Company uses the trading history and implied volatility of its preferred stock in determining an estimated volatility factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

Expected Dividend – The Company uses the payments history per stock dividends for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on Interbank Bank Certificated rate – CDI.

Inflation – Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).

As of December 31, 2005 the amount of R$3,388 related to the unrecognized compensation cost related to stock options is expected to be recognized in 2.5 years. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

15.   Stock Option Plan--(continued)

Stock option activity for the year ended December 31, 2005, is as follows:

	Shares in thousands	Weighted-average expected exercise price

Outstanding as of December 31,2005	-	-
Grants of options	2,200	5.19
Exercises	-	-
Forfeitures or expirations	-	-
Outstanding as of December 31, 2005	2,200	5.30

16.    Net Income per share

         There were no adjustments to net income in calculating diluted net income per share. The table below reconciles basic weighted average outstanding to diluted weighted average shares outstanding.

	Year ended December 31, 2005
	Common	Preferred

Basic weighted average shares outstanding	257,000,000	424,595,712
Effect of dilutive securities – stock options	-	541,651
Diluted weighted average shares outstanding	257,000,000	425,137,363

17.    Income Taxes

         Income before provision for income taxes was as follows:

	2005	2004	2003

Domestic	288,056	410,134	61,376
Foreign	382,596	176,988	410,155
	670,652	587,122	471,531

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

17.   Income Taxes (Continued)

        A break-down between domestic and foreign income and social contribution tax (expense) benefit for the year is as follows:

	2005	2004	2003
Domestic:
Current	(51,956)	(32,057)	(38,653)
Deferred	(14,691)	(57,469)	40,099
	(66,647)	(89,526)	1,446
Foreign:
Current	(72)	(912)	(419)
Deferred	(1,720)	(5,661)	-
	(1,792)	(6,573)	(419)
	(68,439)	(96,099)	1,027

Brazilian income taxes consist of federal income tax and social contribution. The 2005, 2004 and 2003 statutory rates for these taxes were as follows:

Federal income tax	25.00%
Social contribution tax	9.00%
Combined statutory rate	34.00%

Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

The reconciliation of income tax at the Brazilian statutory rates to income tax expense follows:

	2005	2004	2003

Income before income taxes	670,652	587,122	471,531
Income tax expense, at Brazilian statutory taxes rates	(228,022)	(199,621)	(160,321)
Tax-exempt income in foreign subsidiary	128,291	65,277	132,992
Non-taxable (nondeductible) foreign currency exchange (loss)	(51,816)	(17,231)	(21,651)
Benefit from deductibility of interest attributed to shareholders’ equity (Note 3 h))	59,411	49,883	50,772
Exempted financial results	13,699	-	-
Other permanent differences	9,998	5,593	(765)
Income tax expense	(68,439)	(96,099)	1,027

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

17.  Income Taxes (Continued)

During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to permanently reinvest the earnings of this foreign subsidiary, no income tax payment is required. At December 31, 2005, this subsidiary had cumulative earnings of R$902 million that are not tax effected (R$619 million in 2004). If such cumulative earnings were to be distributed to the Company, approximately R$135 million of taxes would be paid.

       Deferred tax assets and liabilities are comprised of the following:

	2005	2004
Deferred tax assets:
Employee bonus accrual	20,163	16,928
Accrued contingencies	24,462	20,055
Accrued employee benefit liability	10,152	8,268
Tax loss carryforwards	9,861	19,079
Property, plant and equipment	51,801	56,535
Deferred charges	15,608	6,631
Other (mainly timing differences for tax purposes)	18,578	18,029
Total deferred income tax assets	150,625	145,525

Deferred tax liabilities:
Property, plant and equipment	(56,677)	(34,063)
Pension plan	(32,309)	(16,767)
Unrealized gains from foreign currency and interest rate swap contracts	(572)	(16,484)
Intangible assets	(10,010)	-
Other	(1,964)	(1,285)
Total deferred tax liabilities	(101,532)	(68,599)
Net deferred tax assets	49,093	76,926
Current portion	(22,039)	(20,372)
Non current portion	27,054	56,554

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

17.  Income Taxes (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax loss carryforwards at December 31, 2005.

The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2005 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company.

The total amount of R$29,002 related to loss carryforwards have no expiration date and are available to offset up to 30% of future taxable income in any given year.

18.  Risk Management and Financial Instruments

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

18.  Risk Management and Financial Instruments (Continued)

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

18.  Risk Management and Financial Instruments (Continued)

d) Estimated market values

The Company used the following methods and assumptions in estimating the fair value disclosures of its financial instruments at December 31, 2005 and 2004:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investments in debt securities: The market values of investments in debt securities were calculated based on the market quotations of these securities when such information is not available based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risk, or based on the market quotations of these securities.

Accounts and notes receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

Long and short-term debt: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities. The market value of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

Foreign currency and interest rate swap contracts: The fair values of foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2005 and 2004 the notional amounts of the outstanding contracts were R$2,381,603 and R$1,358,855 and the measurement of these contracts at fair values resulted in a loss of R$93,659 and R$109,523, respectively. The Company recognizes these contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlements on the contracts occur at times specified in each agreement. The Company does not intends to terminate any of these contracts prior to maturity.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

18.  Risk Management and Financial Instruments (Continued)

The following table presents the carrying amounts and estimated fair values of the Company’sfinancial instruments at December 31, 2005. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2005
	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	683,274	683,274
Investments in debt securities	1,956,779	1,956,779
Accounts and notes receivable, net	718,132	718,132
Financial liabilities:
Short-term debt	790,162	789,859
Suppliers	495,330	495,330
Long –term debt	1,704,184	1,690,747

19.  Supplementary Retirement Plan

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) 80% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$645,838 and R$537,420 at December 31, 2005 and 2004, respectively. The Company expects to contribute approximately R$6,000 to the plan during fiscal year 2006.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

19.  Supplementary Retirement Plan (Continued)

       The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$57,244 and R$47,575, respectively, at December 31, 2005 and R$59,487 and R$54,719, respectively, at December 31, 2004.

Information regarding the plans follows:

	Pension benefits		Other benefits
	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	580,504	561,366	59,487	53,686
Net service cost	13,018	16,515	4,912	4,295
Interest cost	64,139	62,004	6,495	5,734
Participants contributions (service cost)	5,424	6,194	-	-
Actuarial loss	49,397	(38,654)	(2,419)	1,818
Benefits paid	(30,468)	(26,921)	(4,141)	(6,046)
Plan changes	22,515	-	-	-
Curtailment	-	-	(7,090)	-
Benefit obligation at end of year	704,529	580,504	57,244	59,487
Change in plan assets
Fair value of plan assets at beginning of year	904,695	756,642	-	-
Actual return on plan assets	152,442	166,792	-	-
Company contributions	6,295	8,295	-	-
Participant contributions	6,177	5,933	-	-
Benefits paid	(34,609)	(32,967)	-	-
Fair value of plan assets at end of year	1,035,000	904,695	-	-
Funded status
Funded status at end of year	330,471	324,191	(57,244)	(59,487)
Unrecognized transition asset	(3,766)	(5,649)	-	-
Unamortized prior service cost	22,515	-	22,464	27,318
Unrecognized net actuarial gain	(254,193)	(269,226)	5,511	10,289
Excess of additional liability	-	-	(2,995)	-
Net amount recognized	95,027	49,316	(32,264)	(21,880)

Amounts recognized in the statement of financial position	2005	2004	2005	2004

Intangible asset	-	-	15,311	26,508
Prepaid pension plan	95,027	49,316	-	-
Accrued benefit liability	-	-	(47,575)	(48,388)
Net amount recognized	95,027	49,316	(32,264)	21,880

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

19.  Supplementary Retirement Plan (Continued)

The following projected benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits

2006	31,534	2,537
2007	33,120	3,129
2008	34,877	2,808
2009	36,680	4,203
2010	38,618	7,833
2011 -2015	222,427	31,337

The pension plan weighted-average asset allocation at December 31, 2005 and 2004, by asset category, is as follows:

	2005	2004

Debt securities	57%	53%
Equity securities	34%	36%
Real estate	8%	10%
Others assets	1%	1%
	100%	100%

The investment strategy adopted by Attilio Francisco Xavier Fontana Foundation for the pension plans sponsored by the Company is to maximize the rates of return on plan assets within an acceptable level of risk aiming to minimize the cost of providing pension benefits while maintaining adequate funding levels. Such investment strategy is revised on an annual basis. The current strategic targets are to have a pension asset portfolio comprising of 34% equity securities, 57% debts securities (substantially comprised of fixed and variable income investment funds) and 8% real estate. The plan asset portfolio does not include any hedging, futures or derivative instruments.

Equity securities at December 31, 2005, are entirely represented by 24,998,558 common shares of the Company (24,998,558 common shares and 5,400,000 preferred shares at December 31, 2004) with an aggregate fair value of R$160,741 at December 31, 2005. During 2005, the plan sold 5,400,000 preferred shares of the Company. Dividends paid by the Company on shares held by the plan were R$7,571 for the year ended December 31, 2005 (R$7,042 in 2004).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

19.  Supplementary Retirement Plan (Continued)

The pension plan is one of the investors in the special purpose entity organized as an investment fund for which the Company is selling domestic receivables as disclosed in Note 10. During 2003, the pension plan invested approximately R$20 million (2,000 quotas) in the investment fund. In return for the amount invested, the pension plan received shares from the investment fund. As of December 31, 2005 such investment amounted to approximately R$32 million.

	2005	2004
Weighted-average assumptions
Discount rate	11.3%	11.3%
Expected return on plan assets	12.4%	12.4%
Rate of compensation increase	7.1%	7.1%

       The Company uses a December 31 measurement date for its plans. In developing the expected rate of return on plan assets, the Company considered the actuarial assumptions recommended by its independent actuaries, which basically reflect expectations of future returns.

	Pension benefits			Other benefits
	2005	2004	2003	2005	2004	2003
Components of net periodic benefit cost
Service cost	13,018	16,515	11,324	4,912	4,295	3,285
Interest cost	64,139	62,004	51,855	6,495	5,734	4,381
Expected return on plan assets	(110,592)	(92,401)	(66,521)	-	-	-
Amortization of transition asset	(1,882)	(1,882)	(1,882)	-	-	-
Amortization of prior service cost	-	-	-	2,397	2,397	2,397
Recognized net actuarial gain	(8,238)	(5,049)	-	558	-	-
Net periodic pension cost (credit)	(43,555)	(20,813)	(5,224)	14,362	12,426	10,063

20. Segment and Related Information

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

20.  Segment and Related Information (Continued)

The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil, which has been adjusted for US GAAP in the following presentation:

a) Segment information

	2005	2004	2003
Net operating revenue
Processed products	3,147,296	2,731,136	2,386,247
Poultry	3,199,246	2,951,897	2,250,189
Pork	732,710	586,595	554,698
Other	239,186	37,845	41,864
Adjustments for US GAAP presentation	(596)	(198,248)	(151,281)
Total net operating revenue	7,317,842	6,109,225	5,081,717

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2005	2004	2003
Depreciation expense
Processed products	(60,863)	(76,648)	(73,844)
Poultry	(80,336)	(77,476)	(74,596)
Pork	(16,853)	(20,647)	(19,917)
Other	(7,294)	(1,363)	(1,315)
Total depreciation expense allocated to Segments	(165,346)	(176,134)	(169,672)
Depreciation allocated to administrative expenses	(12,829)	(13,461)	(18,227)
Adjustments for US GAAP presentation	(4,088)	31,774	37,801
Total depreciation expense	(182,263)	(157,821)	(150,098)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

20.  Segment and Related Information (Continued)

a) Segment information (Continued)

	2005	2004	2003
Segment operating income
Processed products	273,684	274,197	194,188
Poultry	269,766	260,393	143,514
Pork	94,586	70,902	26,632
Other	2,798	(3,765)	5,548
Adjustments for US GAAP presentation	40,069	33,302	31,127
Total operating income	680,903	635,029	401,009
Interest expense	(324,231)	(413,461)	(449,408)
Interest income and other	248,203	309,454	481,609
Foreign currency exchange gain (loss), net	159,602	20,672	52,833
Adjustments for US GAAP presentation	(93,825)	35,428	(14,512)
Income before income taxes, equity income or loss of investees and minority interest	670,652	587,122	471,531

Segment assets
Processed products	624,619	491,982	487,933
Poultry	750,504	459,035	377,799
Pork	147,724	137,798	118,985
Other	143,359	76,910	53,747
Adjustments for US GAAP presentation	(142,897)	(110,485)	(128,454)
Total property, plant and equipment	1,523,309	1,055,240	910,010

Reconciling items - corporate assets
Cash and cash equivalents	2,663,689	2,406,125	2,610,961
Accounts and notes receivable, net	509,615	349,605	453,936
Inventories	992,490	1,064,671	839,557
Other corporate assets	690,825	739,691	616,095
Adjustments for US GAAP presentation	184,459	105,156	661,787
Total consolidated assets	6,707,284	5,830,973	6,149,453

Capital expenditures
Processed products	194,587	93,220	45,056
Poultry	372,761	146,606	43,799
Pork	26,982	40,145	5,709
Other	91,662	52,286	15,656
Adjustments for US GAAP presentation	56,365	(7,340)	69,124
Total segment capital expenditures	742,357	324,917	179,344

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

20.  Segment and Related Information (Continued)

b) Export sales by region/market

	2005	2004	2003

Europe	978,318	985,746	912,252
Middle East	1,047,615	802,935	632,991
Asia	635,907	602,202	353,731
South America	542,151	387,130	130,322
Emerging markets (mainly Russia and other former Soviet Union countries)	872,333	806,520	630,332
Adjustments for US GAAP presentation	(627)	(191,869)	(130,349)
	4,075,697	3,392,664	2,529,279

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

b) Reclassifications of certain assets, liabilities and income statement lines reported under Brazilian GAAP for the presentation of accompanying consolidated financial statements in accordance with US GAAP;

c) Accounting for the transfer of receivables (as disclosed in Note 6) as a financing in the accompanying consolidated financial statements rather than as a sale as accounted for under Brazilian GAAP.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Reais - R$, unless otherwise indicated)

21. Supplemental Disclosures of Cash Flow Information

	2005	2004	2003

Income taxes paid	1,881	3,070	3,321
Interest paid (including exchange variation)	227,389	228,922	204,871

22. Supplemental Interest Expense and Interest Income and Other

	2005	2004	2003

Interest expenses
Interest and charges on real debt	(57,679)	(124,565)	(293,904)
Interest and charges on U.S. dollar debt	(185,269)	(52,271)	(101,070)
Loss on sale of securities	-	(110,000)	-
Other	(68,678)	(49,989)	(55,224)
	(311,626)	(336,825)	(450,198)

Interest income and other, net
Interest income on cash equivalents and investments in debt securities	218,685	219,163	357,280
Gain on sale of securities	-	-	69,650
Other	29,313	30,621	32,820
	247,998	249,784	459,750