Form 20-F
period 2006-12-31
SADIA S.A.
filed 2007-06-29
CIK 1130968

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15184

SADIA S.A.
(Exact Name of Registrant as Specified in its Charter)

Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

N/A
(Translation of Registrant’s name into English)

Rua Fortunato Ferraz, 659
Vila Anastácio, São Paulo, SP
05093-901, Brazil
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Preferred Shares, no par value per share,	New York Stock Exchange
each represented by American Depositary Shares

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of SADIA S.A. as of December 31, 2006, was:

257,000,000 Common Shares, no par value per share

426,000,000 Preferred Shares, no par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1034.

Yes  ☐  No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☐ Item 18 ☒.

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman, Greenberg Traurig, LLP

200 Park Avenue, New York, New York 10166

GENERAL

Unless otherwise indicated, all references contained herein, to the “Company”, to “Sadia”, or to “Sadia Group” are references to Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries: Sadia International Ltd.; Sadia GmbH; Rezende Marketing e Comunicação Ltda., Rezende Óleo Ltda., Sadia Overseas Ltd. and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

U.S. GAAP Presentation

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from the audited U.S. GAAP financial statements, which differ in certain respects from accounting practices adopted in Brazil (defined as Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended (Brazilian corporate law), and the rules and regulations of the Comissão de Valores Imobiliários, or CVM, the Brazilian Securities Commission.

SADIA S.A.

SELECTED FINANCIAL DATA

Years ended December 31, 2006, 2005, 2004, 2003 and 2002 (In thousands of reais - R$, except numbers of shares and per share amounts)

	2006	2005	2004	2003	2002

Net Operating Revenue	6,830,300	7,317,842	6,109,225	5,081,717	4,139,070
Operating Income	302,223	680,903	635,029	401,009	345,322
Net income	360,560	603,268	489,501	473,268	284,262

Basic earnings per thousand shares in R$:
Preferred	531.18	885.08	742.42	717.80	431.14
Common	531.18	885.08	674.93	652.54	391.94

Diluted earnings per thousand share in R$:
Preferred	529.79	884.38	742.42	717.80	431.14
Common	529.79	884.38	674.93	652.54	391.94

Dividends paid per thousand shares in R$:
Preferred	287.12	231.96	234.68	170.08	106.89
Common	287.12	210.87	213.34	154.61	97.18

Total Current Assets	4,929,689	4,588,176	3,944,802	3,645,379	2,759,217
Total Assets	8,039,757	6,707,284	5,830,973	6,149,453	4,975,627

Total Current Liabilities	2,493,279	2,625,812	2,766,719	2,969,833	2,591,383
Total Liabilities	5,447,114	4,479,167	3,992,609	4,627,868	3,917,868
Total Shareholders’ Equity	2,592,643	2,228,117	1,838,364	1,521,585	1,057,759

Weighted average number of shares outstanding:
Preferred	421,785,712	424,595,712	425,695,712	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000	257,000,000	257,000,000

The exchange rates of real amounts into U.S. dollars for the years ended December 31, 2002, 2003, 2004, 2005, 2006 and January 2007 through May 2007 are shown in the table below:

	Reais per U.S. Dollar

Year Ended December 31,	High	Low	Average	End of Period
2002	3.9552	2.2709	2.9285	3.5333
2003	3.6623	2.8219	3.0715	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380

	Reais per U.S. Dollar

Months Ended	High	Low
January 2007	2.1556	2.1247
February 2007	2.1182	2.0766
March 2007	2.1388	2.0504
April 2007	2.0478	2.0231
May 2007	2.0309	1.9289

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk Factors

Risks Relating to Brazil

Brazilian political and economic conditions, and the Brazilian government’s economic and other policies, may negatively affect demand for Sadia´s products as well as net sales and overall financial performance.

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

Sadia’s results of operations and financial condition may be adversely affected by the following factors and governmental reaction to them:

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

Inflation and government actions to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect the Company’s business.

Historically, Brazil has experienced high rates of inflation. Inflation, as well as certain government efforts to combat inflation, has had significant negative effects on the Brazilian economy. Inflation rates were 25.31% in 2002, 8.71% in 2003, 12.41% in 2004, 1.21% in 2005, 3.86% in 2006, and 1.11% in the first quarter of 2007, as measured by the Índice Geral de Preços-Mercado, or the IGP-M. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil.

If Brazil experiences high levels of inflation in the future, the rate of growth of the Brazilian economy may be slowed, which would lead to reduced demand for the Company’s products in Brazil. Inflation also is likely to increase some of Sadia’s costs and expenses, which the Company may not be able to pass on to its customers and, as a result, may reduce profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing its real-denominated debt may increase. Inflation may, in addition, hinder access to capital markets, which could adversely affect the Company’s ability to refinance its indebtedness. Inflationary pressures may also lead to the imposition of government policies to combat inflation that could adversely affect its business.

Foreign exchange variations between the Brazilian real and the US dollar may raise the cost of servicing our foreign currency denominated debt and adversely affect our overall financial performance.

The Company’s results of operations are affected by exchange-rate fluctuations between the Brazilian real and the U.S. dollar.

The real appreciated 8.9% in 2004, 13.4% in 2005 and 9.5% in 2006 and 4.3% in the first three months of 2007 against the dollar. On March 31, 2007, the U.S. dollar/real exchange rate was US$1.00 per R$2.0504.

Devaluation of the real relative to the U.S. dollar could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, a devaluation of the real could weaken investor confidence in Brazil. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to meet debt service requirements of its foreign currency-denominated obligations.

Export revenues and the Company’s margins are also affected by the real fluctuations in relation to the U.S. dollar. Production costs are denominated in local currency but export sales are denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the Brazilian currency appreciates in relation to the U.S. currency.

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

Enforcement of civil liabilities may be difficult

The Company is organized under the laws of Brazil. Most of the Company’s directors and officers and many of its advisors reside in Brazil and substantially all of the assets of these persons and of the Company are located in Brazil. As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce, judgments of non-Brazilian courts, including judgments predicated on civil liability under the U.S. securities laws against the Company or its directors and officers.

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

Risks Relating to the Company’s Business

The business involves breeding of animals and meat processing subject to a variety of risks which may impact the results of our operations.

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

The prices charged for products and costs of production are subject to significant volatility which may adversely affect the Company’s results

The Brazilian foods industry, like the processed foods industry in other countries, has been characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and lower profitability. The Company believes that domestic prices and export prices for its product line are likely to remain volatile and subject to cyclical variation. There can be no assurance that the Company’s results will not be adversely affected by future downturns in market prices. The largest single component of the Company’s cost of sales is the cost of ingredients used in the preparation of feed. The price of most of the Company’s feed ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. Sadia may not be successful in addressing the effects of cyclicality and volatility on costs and expenses and its overall financial performance.

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

Competition in both domestic and foreign livestock and food processing sector is very strong and the Company’s performance may be adversely affected by increased competition

The Company faces significant competition from other Brazilian producers in the domestic markets in which it sells its products, and from world producers in the export markets in which it sells its products. Other major vertically integrated Brazilian producers compete with the Company. To varying degrees, these companies have substantial financial resources and strengths in particular product lines and regions. The Company expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic scope. Accordingly, there can be no assurance that the Company’s performance will not be adversely affected by increased competition.

Protectionist measures could restrict Company exports affecting thereby the Company’s sales performance

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

FMD Cases in Brazil can indirectly affect pork and beef sales and adversely impact the results of the Company

Although the detected Foot and Mouth Disease (FMD) cases in the northeast region of Brazil in the past have affected only cattle, swine can also be contaminated. Recent cases of FMD have been identified in the states of Mato Grosso and Paraná. Sadia has animal breeding facilities located in the states of Santa Catarina and Minas Gerais, internationally recognized FMD free regions. An outbreak of FMD could have an effect on livestock owned by Sadia, the availability of livestock for purchase by Sadia, consumer perception of certain protein products or Sadia’s ability to access certain markets.

An outbreak of Avian Influenza could require the destruction of a significant portion of the Company’s flocks

Recent outbreaks of a highly pathogenic strain of avian influenza (“AI”) virus, known as H5N1, have been reported in Europe and Asia. Earlier outbreaks were reported during late 2003 and early 2004 in eight countries in Asia. At that time, more than 100 million birds in the affected countries either died from the disease or were destroyed in order to try to control the outbreak. The virus, which is believed to be spread from region to region by infected wild birds, represents a significant risk to flocks, which if infected must be destroyed to assure containment of the virus. No AI has been detected in Brazil and climatic conditions and distance from previous outbreaks reduce the likelihood of any outbreak. In 2003, through a joint effort of the Brazilian Ministries of Agriculture, Health and Environment, Brazil implemented a program to monitor and test birds with potential to carry the Avian Influenza virus from the South Pole.

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

Additional preventative measures have been discussed and the Brazilian government has proposed and approved the adoption of a National Plan for the Prevention and Control of Newcastle Disease and the Prevention of Avian Influenza (Plano Nacional de Controle e Prevenção da Doenca de Newcastle e de Prevenção de Influenza Aviária) which will conform with OIE (World Organization for Animal Health) standards. These measures are intended to assure international markets that Brazil maintains sanitary barriers between states. Specific measures include regulation of animal transportation, traceability, blood tests, designated laboratories and other controls to monitor production conditions on a regional basis. These measures are intended to permit the early detection of contamination in one region and to prevent the spread of that contamination to other regions within Brazil. Because the virus that causes AI is destroyed by cooking, it is generally agreed that the consumption of contaminated poultry does not present a threat to human health.

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

Risks relating to Sadia S.A.

The Company is controlled by a Group of Shareholders and the interests of the controlling group may conflict with those of other shareholders

The Company is controlled by a group of shareholders under the Company’s shareholders’ agreement. The preferred shares and the ADSs are not entitled to vote at shareholders’ meetings, except in limited circumstances. This means, among other things, that preferred shareholders are not entitled to vote on corporate transactions, including mergers or consolidations of the Company with other companies. In addition, the controlling shareholders have the ability to determine the outcome of any action requiring shareholder approval, including transactions such as corporate reorganizations, change of control transactions and the timing and payment of future dividends. For more information, see Item 7 — “Major shareholders and related party transactions”.

If the Company loses any of its largest clients, or if they significantly reduce the amount they purchase from the Company, its revenue and operating income could be materially adversely affected

The Company’s ten largest customers in 2006 accounted for approximately 21% of total domestic sales and the ten largest international customers in 2006 accounted for approximately 50% of our total export sales.While the Company has been developing new client-oriented policies to reduce the concentration of revenues, if it loses any of its ten largest customers or if they reduce significantly the amount they purchase from the Company, revenues and operating income could be materially adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Sadia S.A. is a publicly held company, incorporated in Brazil on June 7th, 1944, and therefore is subject to the requirements of Law No. 6,404, dated December 15th, 1976, as amended by Law 9,457/97 (Brazilian Corporate Law), and the rules and regulations of the Comissão de Valores Imobiliários — CVM, the Brazilian Securities Commission.

Sadia is Brazil’s leading refrigerated and frozen protein products company, operating in the processed product, poultry, pork and beef segments. The Company believes that its brand name and distinctive logotype are among the most widely recognized and admired in Brazil and in the foreign markets in which it sells its products, associated with quality, tradition and value. The Company’s central administrative headquarters are located at Rua Fortunato Ferraz, 659, Vila Anastácio, São Paulo, state of São Paulo, Zip Code 05093-901, Brazil, telephone number (55 11) 2113-3302, and the Company’s website is www.sadia.com.br or www.sadia.com and e-mail address is ri@sadia.com.br. Materials posted on the website are not deemed incorporated by reference into this annual report nor made a part hereof.

Sadia S.A. began in 1944, with the acquisition by Attilio Fontana of the meatpacker Concórdia Ltda., located in the municipality of the same name, in the Western part of the state of Santa Catarina, Brazil. At the time, the Company consisted of a wheat mill and an unfinished slaughterhouse for hogs.

At the end of the 1980s and early 1990s, the Company’s policy of expansion gave way to rationalization of management and cost structures through reduction by merging a number of companies in the Sadia Group. Sadia began the 1990s having controlling ownership in 21 companies, and began to concentrate its operations in the production of processed meat products.

In 1997, the Company sold its cattle slaughterhouse in Barra do Garças, state of Mato Grosso, four soybean processing facilities (crushing and refining), 12 grain purchasing and warehousing centers, and also transformed its Várzea Grande slaughterhouse, state of Mato Grosso, into a plant for the production of processed meat products. In addition, product transportation, which had been made by a fleet of owned vehicles, was outsourced to specialized transportation companies.

In July 1998 Sadia was created by the merger of Sadia Concórdia S.A. into Sadia Frigobrás S.A., consolidating its operations in a single public company, simplifying its corporate structure, emphasizing the Company´s brand, and reducing administrative expenses.

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

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks. In June 2001, the Company adhered to Bovespa’s Level One of corporate governance, certifying its commitment to transparency and fair disclosure of information.

In August 2001, Sadia opened a distribution center (DC) in Jundiaí, São Paulo, to supply the São Paulo state region, considered the largest market in Brazil. The Jundiaí DC, is a technological milestone for the Company with 20,000 square meters of area. The Company invested R$ 30 million in facilities and IT structure.

Sadia GmbH was created in December 2001, and its subsidiary, Laxness F.C.P.A. Lda. (Laxness), was incorporated in April 2002, with the aim of leveraging exports to the European market. In February 2005, Laxness changed its name to Wellax Food Logistics C.P.A.S.U. Ltd (Wellax).

In 2004 Sadia began the expansion of the Uberlândia unit in order to improve the facility and make it one of the Company’s most modern facilities in Brazil. In November 2004, the Company opened a distribution center in Ponta Grossa, state of Paraná, giving Sadia greater capacity and efficiency in its export processes.

Also in November 2004, Sadia’s preferred shares were authorized to be traded on the Madrid Stock Exchange, by the International Latin American Market, Latibex, ender the symbol “XSDI”.

In January 2005, Sadia acquired 100% of Só Frango Produtos Alimenticios Ltda. (Só Frango), a company based in Brasilia with a total slaughtering capacity of 150,000 chickens per day (at the time of the acquisition). In March 2005, Só Frango was merged into Sadia.

The increase in liquidity of Sadia’s shares throughout 2005 led to the listing of its preferred shares at the Bovespa Index, known as Ibovespa, starting in September 2005.

In November 2005, Sadia decided to return to the beef segment due to the belief that it represents a complementary business to the Company’s activities. Sadia’s strategy in this segment is to concentrate sales towards the export market; for the domestic market the Company will focus its efforts on premium beef cuts.

In order to improve corporate governance levels and to more closely align interests among its shareholders, in 2005 Sadia granted 80% tag-along rights to the holders of non-voting preferred shares, satisfying market expectations.

In 2006 Sadia invested approximately R$970 million. The investments in 2006 were directed towards poultry, processed products , beef and some facilities expansion.

Reclassification

There have been no reclassifications made in the financial statements.

Investments

In the last years Sadia has continually increased its level of capital expenditures.

Sadia maintained its investments in 2006 with a firm commitment to growth and focus on its core business and the potential for international growth. Sadia ended 2006 with investments of R$969,6 million, including R$85.0 million for the Jundiaí and Uberlândia distribution centers and R$60.0 million for the Uberlândia margarine plant. The investments in 2006 were directed towards poultry (38%), processed products (31%), pork (15%), beef (1%) and our projects at Lucas do Rio Verde and Russia (15%).

From 2006 to 2009, Sadia plans to invest R$1.5 billion in the state of Mato Grosso. The Company will be responsible for R$800 million, and the remainder will be invested by its outgrowers. The amount will be directed towards the construction of a poultry slaughter house, with a slaughter capacity of 500,000 animals per day; a slaughter and industrialization hog unit, with slaughter capacity of 5,000 animals per day, one processing unit and a feed factory.

Additional information on this investment plan are as follow:

•  Sadia’s R$800 million investment will be distributed as follows: 25% in 2006; 50% in 2007 and the remainder 25%, in 2008;

•  For the first semester of 2008, the poultry slaughter houses will operate with 20% of capacity. In 2009, it is expected that these units will operate with 100% of capacity. • For the second semester of 2008, the pork slaughter houses will operate with 40% of capacity. In 2009, it is expected that these units will operate with 100% of capacity;

•  The expected additional annual revenue for poultry is R$600 million by 2009, and the expected additional revenue for the hog unit is R$400 million by 2009;

•  The R$800 million investment does not contemplate additional working capital, which will add up to R$80 million in 2009;

•  The tax incentives will be similar to those obtained in other states in the Midwest and better than those obtained in the southern states of Brazil.

In 2005, an amount of R$ 742.4 million was invested, of which R$ 194.6 million (26.2%) was directed towards the processed products segment, R$ 372.8 million (50.2%) towards poultry, R$ 27.0 million (3.6%) to pork and the remaining R$148.0 million (20%) to other projects, mainly to information technology. These investments were made in order to supply the growing demand in the domestic and export markets.

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

Investment Plans

Plans for 2007 contemplate investments of R$800 million, which will be destined to the Lucas do Rio Verde unit, the Russia plant, enlargement of our processed products capacity and to modernize manufacturing processes with an additional R$150 million to be invested in breeding stock.

The most significant investment, of about R$1.5 billion in the period from 2006 to 2009, is destined to the agroindustrial complex of Lucas do Rio Verde, in Mato Grosso. An amount of R$440 million is destined for 2007. This project contemplates the construction of a poultry slaughtering unit, one swine slaughtering and one processing unit. The works started in the second half of 2006 and the plant startup is scheduled for the first half of 2008. Out of the total estimated amount, R$ 800 million shall come from the company and the remaining R$700 million shall come from the group of integrated farmers. They will be financed by the National Economic and Social Development Bank (BNDES) to build the aviaries and poultry farms that will feed the agroindustrial complex.

The works for the expansion of the Uberlândia unit, which will become one of the most modern units among the 13 operated by the group in Brazil, are at the final stage and should be completed in 2007. The investment in this project totals R$ 400 million, distributed during the years of 2004/2007, R$30 million is expected to be invested in the Uberlândia unit in 2007.

The investment in the Russia plant comprises a meat processing unit, developed in partnership with a Sadia distributor in that country. This is an investment of R$ 92 million and has already consumed R$ 13 million, will consume another R$ 60 million in 2007 and R$ 19 million in 2008. The works of this unit begun late in 2006 and startup is scheduled for the second half of 2007. The Russian market, which has become increasingly western, is compatible with Sadia’s business strategy abroad. For instance, the Company has already closed a pre-agreement to supply processed poultry to the McDonald’s fast food chain in that country.

A portion of the resources contemplated for 2007 will be used to expand the Brasília unit, to modernize the Concórdia and Chapecó (SC) units and to improve internal technological processes. Another portion will be allocated aiming to increase the Company´s beef slaughtering capacity, currently around 1,000 animals per day, to 2,000 heads per day by the end of 2007.

B. Business Overview

Sadia is the leader in all of the markets in which it operates within Brazil (see “Market Share”), with a product portfolio of over 1,000 products. According to the Brazilian Chicken Exports Association (ABEF), the Company is the largest Brazilian slaughterer and distributor of poultry and pork products, as well as the largest domestic exporter of poultry. Sadia is also the largest domestic distributor of frozen and refrigerated meat-based products (according to AC Nielsen), and leader in the Brazilian market for margarine. As of December 31, 2006, the Sadia Group had 47,490 employees, one of the largest employers in Brazil. During 2006 Sadia sold 918.0 thousand tons of poultry, 122.4 thousand tons of pork and 799.6 thousand tons of processed products, including frozen and refrigerated meat-based products and margarine, generating gross operating revenues of R$7.9 billion and net income of R$360.6 million.

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

•              Increase domestic market penetration through expanded distribution. Sadia has an extensive distribution network, supported by an outsourced transportation fleet, superior knowledge of wholesale, retail and institutional sales channels, integrated logistics planning and strategically located distribution centers, trans-shipment points and facilities. The Company plans to continue to develop and improve its distribution network and systems in every product category.

•              Focus on retail sales, institutional and food service sales channels for domestic business. Sadia has increased, and plans to continue focusing on meeting the needs of retail sales outlets, institutional and food service sales channels, such as restaurants, rather than concentrating on wholesale outlets, such as large supermarkets and distributors. Between 2002 and 2006 the Company added more than 25,000 customers to its list.

•              Continue to increase service and market responsiveness. Sadia intends to remain the leader in Brazil in the markets that it serves by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, it has structured its operations,distribution and logistics so that it can fill orders of varying sizes depending on the particular demands of the market segment. In export markets, the Company seeks to provide raw and processed products. It intends to remain close to its customer base, providing decentralized and rapid order fulfillment and personalized service, including attention to refrigeration quality in customers’ facilities.

•              Maintain low-cost product and operating efficiency. The natural advantages of operating in Brazil—grains, labor, weather, out-grower and related costs—added to the Company’s operating efficiency, permit it to compete in international markets. Sadia intends to continue to be amongst the lowest cost producers and distributors of protein products in the Brazilian and international markets. The Company’s vertically integrated operations and attention to operating efficiencies, permit quality and cost control throughout the entire production process.

•              Continued brand differentiation. Sadia has developed its brand across the entire product line both in the domestic and international markets, and that is amongst its most valuable assets. The Company intends to continue to invest in the development of  branded products, through shipping, packaging, advertising campaigns, with a view to continue to develop brand loyalty and the perception of premium quality that is associated with the Sadia products.

•              Increase production, through organic growth, investment in production capacity and acquisitions. Sadia’s goal is to expand production capacity at its existing facilities and to build new plants, while also continuing to focus on its core business. The Company estimates that investments in its facilities will total R$950 million for 2007, including R$150 million to be invested in breeding stock, R$440 million to expand the complex at Lucas do Rio Verde, R$150 million for construction of new distribution centers, R$60 million for construction at the Russia unit and R$150 million for general expansion of facilities, including expansion and modernization of Brasilia, Concórdia, Chapecó and Uberlândia and of the beef slaughtering capacity at the Várzea Grande unit.

Sadia is working on the expansion of the Uberlândia unit, which will become one of the most modern units among the 13 operated by the group in Brazil. The Company is at the final stages of completion and the expansion should be completed in 2007. The expansion is intended to increase production capacity and Sadia estimates that once the expansion is completed, chicken production will increase by 110% (from 41,875 to 88,000), pork production will increase by 146% (from 614 to 1,512) and turkey production will increase by 98% (from 6,379 to 12,614), measured by slaughtering heads per year, and production of industrialized products will increase by 62% (from 75,166 to 121,912), measured by tons per year. The investment in this project totals R$400 million over the years of 2004 through 2007, R$30 million is expected to be invested in the Uberlândia unit in 2007.

Sadia’s largest new investment is the agroindustrial complex of Lucas do Rio Verde, in Mato Grosso. Over the period from 2006 to 2009 the project will involve a total of approximately R$800 million in direct investment by Sadia and approximately an additional R$700 million in investments expected to be made by a group of approximately 130 integrated outgrowers. The investment involves the construction of a poultry slaughtering unit a swine slaughtering and a processing unit. The investment of the integrated outgrowers involves the construction of infrastructure for breeding and raising of poultry and swine to be processed in Sadia’s new facilities. In 2007, Sadia expects to invest approximately R$440 million. Construction started in the second half of 2006 and the complex is scheduled to begin operations in the first half of 2008. The Brazilian National Economic and Social Development Bank (BNDES) and

Fundo Constitucional do Centro-Oeste, a government program managed by Banco do Brasil, are expected to finance the portion of the project costs to be borne by the integrated outgrowers. To date the BNDES has committed R$250 million to the outgrowers. Sadia has assisted the outgrowers to obtain the BNDES financing and intends to grant a guarantee to the BNDES in support of the outgrowers’ obligations to repay the BNDES financing to be drawn upon only in case BNDES’ security interest in the outgrowers’ assets, such as land and equipment, is not sufficient to cover their obligations In the past Sadia has granted financial guarantees to its outgrowers only on a very limited basis (as of December 2006, only R$20.2 million in such guarantees were granted). The remaining R$450 million in investments to be contributed by the outgrowers is expected to be financed by the Banco do Brasil program and possibly by additional BNDES commitments. Up to R$600 in commitments have been made available through the Banco do Brasil program to finance the outgrowers and, to the extent of any excess, Sadia’s investment in other projects. Sadia does not expect to offer a guarantee for any such additional amounts and the BNDES has made no additional commitment to finance it. Neither Sadia nor any other person has guaranteed that these additional investments will be made, the amount and timing of which will depend entirely on the ability of the outgrowers to obtain financing on terms acceptable to them. This venture is expected to create 8,000 direct and 24,000 indirect jobs.

The investment in the Russia plant comprises a meat processing unit, developed in partnership with a Sadia distributor in that country.  This is an investment of R$92 million approved in October 2006 and has already consumed R$13 million and will require another R$60 million in 2007 and R$19 million in 2008. The construction of this unit began late in 2006 and startup is scheduled for the second half of 2007. The Russian market, which has become increasingly westernized, is compatible with Sadia’s business strategy abroad. For instance, the Company already closed a pre-agreement to supply processed poultry to the McDonald’s fast food chain in that country.

•              Maintain exports and domestic sales volumes approximately equal. The competitiveness of the production of poultry and pork gives the Company access to international markets, economies of scale and low-cost export financing. Sadia has had success in increasing sales in foreign markets, such as Russia, where it previously did not have a presence, and increasing the number of markets in which the Company is present and the products that it sells. Sales to international markets and domestic markets, in substantially equal amounts, provides an important hedge against volatility in any particular market.

•              Invest in environmentally sound projects and initiatives. Sadia has been increasingly active in seeking to assure that its business is environmentally sound, beyond mere compliance with regulations, and it intends to invest significantly in this aspect of  the business. Recently, Sadia concluded a borrowing of R$60 million from the Brazilian development bank, BNDES, in order to develop the “3S Program” - Sadia Sustainable Swine Production Program, which will consist in selling carbon certified emission reductions under the Clean Development Mechanism signed at the Kyoto Treaty to finance social initiatives in the outgrowers area.

•              Expand product portfolio, with emphasis on higher value-added processed products. Sadia believes that continuous product innovation is essential to meet the needs of customers and consumers. As the market for frozen ready to eat products has grown, both domestically and internationally, Sadia has sought to meet the challenge by increasing emphasis from poultry and pork production to production of processed food products, including a product portfolio that now numbers over 700 products. During the last three years, Sadia has introduced an average of 60 new products per year, after extensive product development and test marketing.

The Company’s Operation

The Company’s operations are organized into four segments: “processed products” (frozen and refrigerated products and margarines), “poultry” (chickens and turkeys), “pork” and “beef”.

In 2006, 49.0% of total gross operating revenue was derived from the processed products segment, poultry 36.3%, pork 6.7%, beef 3.7% and 4.2% from other activities. Of the Company’s total gross operating revenue in 2005, 44.5% was derived from the processed products segment, poultry 41.4%, pork 8.9%, and 5.2% from other activities, such the grain and by-products segment, hog and poultry breeding, boiled beef, beef-parts and resale of products. In 2004 47.1% was derived from the processed products segment, poultry 40.8%, pork 8.2% and 3.9% from other activities.

Activities related to the grains and by-products currently consist of the crushing of soy to obtain the meal used as a raw material in the production of feed for the company’s stock and that of the integrated producers.

The following tables present sales volumes and gross operating revenue (prepared and presented in accordance with US GAAP) for the years ended 2006, 2005 and 2004, as shown:

	Sales Volumes (ton)
	2006	2005	2004

Domestic Market	928,626	823,573	736,465
Processed Products	723,086	647,062	581,213
Poultry	155,485	142,177	105,826
Pork	41,022	34,334	49,426
Beef	9,033	—	—

Export Market	963,959	1,006,047	855,303
Processed Products	76,470	91,593	84,059
Poultry	762,479	808,636	692,192
Pork	81,382	105,818	79,052
Beef	43,628	—	—

Consolidated	1,892,585	1,829,620	1,591,768
Processed Products	799,556	738,655	665,272
Poultry	917,964	950,813	798,018
Pork	122,404	140,152	128,478
Beef	52,661	—	—

	Gross Operating Revenue (R$ Million)
	2006	2005	2004

Domestic Market	4,482.0	4,251.7	3,724.6
Processed Products	3,513.5	3,289.1	2,946.4
Poultry	492.3	512.1	415.4
Pork	154.5	148.3	154.9
Beef	40.6	—	—
Other	281.1	302.2	207.9

Export Market	3,412.0	4,075.7	3,392.7
Processed Products	361.6	412.3	405.6
Poultry	2,373.0	2,937.6	2,488.7
Pork	371.1	592.4	429.8
Beef	254.7	—	—
Other	51.6	133.4	68.6

Consolidated	7,894.0	8,327.4	7,117.3
Processed Products	3,875.1	3,701.4	3,352.0
Poultry	2,865.3	3,449.7	2,904.1
Pork	525.6	740.7	584.7
Beef	295.3	—	—
Other	332.7	435.6	276.5

(*)          Other: Grains and by-products, pig and chicken beeding and products resale

The following table presents the breakdown of gross operating revenue in percentage terms by segment, for the years ended 2006, 2005 and 2004, as shown:

	Gross Operating Revenue by Segment (%)
	2006	2005	2004

Processed Products	49	44	47
Poultry	36	41	41
Pork	7	9	8
Beef	4	—	—
Other	4	5	4

(*)          Other: Grains and by-products, boiled beef parts, pig and chicken breeding and resale of products

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments and decide on the allocation of resources and has been prepared and presented in accordance with Brazilian GAAP that is adjusted for US GAAP presentation. The Company has four identifiable reportable segments: Processed Products, Poultry, Pork and Beef.

	2006	2005	2004
Net operating revenue
Processed products	3,102,397	3,147,296	2,731,136
Poultry	2,872,845	3,199,246	2,951,897
Pork	494,571	732,710	586,595
Beef	309,353	—	—
Other	97,535	239,186	37,845
Adjustments for US GAAP presentation	(46,401)	(596)	(198,248)
Total net operating revenue	6,830,300	7,317,842	6,109,225

Other net operating revenue is primarily attributable to grains and by-products.

	2006	2005	2004
Depreciation expense
Processed products	(92,214)	(60,863)	(76,648)
Poultry	(100,080)	(80,336)	(77,476)
Pork	(15,223)	(16,853)	(20,647)
Beef	(11,660)	—	—
Other	(4,072)	(7,294)	(1,363)
Total depreciation expense allocated to Segments	(223,249)	(165,346)	(176,134)
Depreciation allocated to administrative expenses	(17,320)	(12,829)	(13,461)
Adjustments for US GAAP presentation	35,185	(4,088)	31,774
Total depreciation expense	(205,384)	(182,263)	(157,821)

	2006	2005	2004
Segment operating income
Processed products	194,494	273,684	274,197
Poultry	100,204	269,766	260,393
Pork	35,489	94,586	70,902
Beef	11,482	—	—
Other	2,087	2,798	(3,765)
Adjustments for US GAAP presentation	(41,533)	40,069	33,302
Total operating income	302,223	680,903	635,029
Interest expense	(310,442)	(324,231)	(413,461)
Interest income and other	282,904	248,203	309,454
Foreign currency exchange gain (loss), net	104,219	159,602	20,672
Adjustments for US GAAP presentation	9,812	(93,825)	35,428
Income before income taxes, equity income or loss of investees and minority interest	388,716	670,652	587,122

Segment assets
Processed products	715,248	624,619	491,982
Poultry	1,018,005	750,504	459,035
Pork	275,533	147,724	137,798
Beef	104,340	—	—
Other	220,312	143,359	76,910
Adjustments for US GAAP presentation	(178,458)	(142,897)	(110,485)
Total property, plant and equipment	2,145,980	1,523,309	1,055,240

Reconciling items - corporate assets
Cash and cash equivalents	2,550,602	2,663,689	2,406,125
Accounts and notes receivable, net	678,598	509,615	349,605
Inventories	1,084,454	992,490	1,064,671
Other corporate assets	929,259	690,825	739,691
Adjustments for US GAAP presentation	463,406	184,459	105,156
Total consolidated assets	8,039,757	6,707,284	5,830,973

Capital expenditures
Processed products	302,648	194,587	93,220
Poultry	367,581	372,761	146,606
Pork	143,032	26,982	40,145
Beef	7,786	—	—
Other	234,331	91,662	52,286
Adjustments for US GAAP presentation	(85,776)	56,365	(7,340)
Total segment capital expenditures	969,602	742,357	324,917

Processed Products

As a result of the Company’s strategy of concentrating on higher value-added, higher margin products, the processed products segment results increased significantly as from the second half of the 1990s. Average volumes sold increased 11.2% per year since 1998. Sales of processed products accounted for 49.1% of the Company’s gross operating revenues in 2006.

Sadia owns nine plants that manufacture processed products, eight of which are dedicated to meat processing and one to margarine production. These plants are located close to their suppliers of raw materials or to the main domestic centers of consumption.

The processed products segment comprises a wide range of products, including: frozen products (hamburgers, breaded products, ready-to-eat dishes and pizzas), refrigerated products (hams, sausages, frankfurters, bolognas, salamis, cold cuts, product portions and refrigerated pasta) and margarine, the majority of which are sold under the Sadia brand.

Processed products in the domestic market, accounted for 90.7% of the total gross sales of this segment, with the remaining 9.3% directed towards exports. The total sales from this segment grew 4.7% as compared to 2005.

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

The following table presents gross operating revenue from sales of processed products in 2006, 2005 and 2004:

	Gross Operating Revenue (R$ Million)
	2006	2005	2004
Processed Products	3,875.1	3,701.4	3,352.0
Refrigerated	3,224.7	3,084.7	2,778.0
Frozen	650.4	616.7	574.0

Sadia is the Brazilian leader in frozen and refrigerated processed products according to AC Nielsen’s surveys. The Company’s market position is supported by significant investments in its brand, distribution channels and in quality control.

	Brazilian Market Share (2006)

	Position	Market Share by Revenue (%)	Period
Frozen Processed Products	1st	43.2	October/November-06
Refrigerated Processed Products	1st	30.2	November/December-06
Margarine	1st	38.1	October/November-06

Source: AC Nielsen

In order to maintain market share, Sadia will continue to concentrate on launchings of higher value-added products. In 2006, the Company launched 41 products, against 76 products in 2005 and 57 products in 2004.

Poultry, Pork and  Beef

In 2006, sales of non-processed products reached R$3,686.3 million, and accounted for 46.7% of the Company’s total gross operating revenue. In 2005, sales of non-processed products reached R$4,190.4 million, and accounted for 50.3% of Sadia’s total gross operating revenue. In 2004 sales of non-processed products reached R$3,488.7 million, and accounted for 41.9% of total gross operating revenue. In 2006, poultry, pork and beef sales accounted for approximately 87.9% of total export revenue, in 2005 for approximately 86.6% and in 2004, 86.0%.

Sadia owns eight chicken slaughterhouses, three turkey slaughterhouses, and four pork slaughterhouses. In addition, the Company has one beef slaughterhouse in the state of Mato Grosso, which became operational as of November 2005. The table below shows slaughtering volumes of the Company for the years ended December 31, 2006, 2005, and 2004, in millions of units:

	Slaughtering Volumes (Million Heads)
	2006	2005	2004
Poultry	666.9	650.1	573.0
Hogs	4.0	3.8	3.5
Beef	0.25	0.07	—

The following table shows gross operating revenue from non-processed products, for the years of 2006, 2005 and 2004:

	Gross Operating Revenue (R$ Million)
	2006	2005	2004

Poultry	2,865.3	3,449.7	2,904.0
Whole	1,239.8	1,492.9	1,206.9
Parts	1,491.2	1,811.0	1,583.9
By-products	134.3	145.8	113.2
Pork	525.6	740.7	584.7
Beef	295.3	—	—
Total	3,686.2	4,190.4	3,488.7

In 2006, Sadia had a 14.7% share of chicken production in Brazil, in terms of tons and a 25.9% share of the Brazilian poultry export market. This compares with results for 2005 and 2004, when the Company had a 10.3% and 13.6% share of domestic chicken production and a 25.8% and 27.9% share of the Brazilian poultry export market, respectively. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. Today the market is shared with other competitors, but the Company is still in the leadership position, with 63.2% of total slaughter in 2006, as compared with 65.6% of total slaughter in 2005 and 66.2% for 2004.

Approximately 70.0% of the Company’s pork production is used in its processed products segment. The remainder is sold as fresh meat cuts in the domestic and international markets. According to the Brazilian Pork Producers Association (ABIPECS), in 2006, Sadia had a 12.1% share of Brazilian pork production, and a 14.5% share of the Brazilian pork export market. This compares with results for 2005 and 2004, when the Company had a 14.2% and 10.4% share of Brazilian pork production and a 14.2% and 19.7% share of the Brazilian pork export market, respectively.

In November 2005, Sadia decided to resume its beef operations because it believes that it represents a complementary business to the Company’s activities. Sadia’s strategy in this sector is to concentrate sales towards the export market; for the domestic market the Company will focus its efforts on premium beef cuts. In 2006, it accounted for 3.7% of total Gross Operating Revenues.

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

Poultry

The production process for poultry consists of four stages. The first two entail direct investment by the Company in grandparent and parent stock. The third relates to the commercial stock of birds, and involves the direct participation of integrated outgrower farmers, and the last is the slaughtering process.

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

Poultry are slaughtered through a process by which they are electrically stunned. They are then bled by puncturing of major blood vessels. After heating to a temperature of 55/60oC, they are plucked and gutted by automatic machines. The gutting process is subject to health control and inspection. The carcasses are then moved for cooling or freezing at respective temperatures of 6oC and -12/-18oC, and are then packaged according to the required standards of the Serviço de Inspeção de Produtos Animais (SIPA — Animal based Product Inspection Agency). At this stage, the whole birds are either distributed to the consumer market as fresh meat or used as raw material in processed products.

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

Beef

Sadia acquires cattle for slaughter at our Várzea Grande unit from producers in the state of Mato Grosso, within a limited radius of our facility, whose cattle have been branded at birth and therefore are of verifiable origin. Currently the Company is able to slaughter 1,000 heads of cattle per day on average.

Principal markets where the Company competes

In 2006, Sadia had an average of 43.2% of its gross operating revenues provided from exports. This ratio was 48.9% for 2005 and 47.7% 2004. The table set forth below presents the main regions of the world where the company has commercial relations and the discussion that follows describes the main trends and expectations for its markets. This information has been prepared and presented in accordance with Brazilian GAAP and is adjusted for U.S. GAAP. Refer to Note 23 of the consolidated financial statements for details on the primary differences between Brazilian GAAP and U.S. GAAP.

	Exports Gross Operating Revenues (Thousand R$)

	2006	2005	2004

Europe	889,171	978,318	985,746
Middle East	787,838	1,047,615	802,935
Asia	533,295	635,907	602,202
South America	528,453	542,151	387,130
Emerging Markets (mainly Russia and other former Soviet Union countries)	719,706	872,333	806,520
Adjustments to US GAAP presentation	(46,426)	(627)	(191,869)
Total	3,412,037	4,075,697	3,392,664

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries.

Europe is a large purchaser of poultry cuts and processed products. Sadia maintains a traditional presence in the Middle East, with market leadership and strong brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.4 kilograms) and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, the Company exports mainly pork and poultry cuts. The main exports to Asia are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated primarily in processed products, poultry parts and whole birds. Secondary markets include regions with great potential for growth in the medium term.

Seventy nine percent of the Company’s exports in 2006 were to investment grade countries.

Market Overview — Domestic and International Markets

The growth potential of the Brazilian market for processed food, poultry, pork and beef, and Brazil’s low production costs are attractive to international competitors. The main barrier to such companies has nevertheless been the need to build a wide ranging refrigerated distribution chain, and a network of integrated producers.

The following analysis was prepared based on information mainly gathered from: The USDA (United States Department of Agriculture), CONAB (Brazilian National Supply Company), ABEF (Brazilian Poultry Exporters Association) and ABIPECS (Brazilian Pork Meat Exporters Association) and AC Nielsen reports.

Brazilian Processed Products Market

Consumption of processed products is influenced by several factors, including the increase in consumer income, and efforts related to the development of products, with a view to meeting consumer demand for more sophisticated products.

The processed products segment is divided into three categories: frozen products, refrigerated products and margarines.

Frozen Processed Products

In 2006, the Brazilian market for frozen processed products accounted for sales of R$1,286.3 million. Approximately 80.1% of this total is attributable to the two largest companies, Sadia and Perdigão.

	2006	2005	2004
Sales (R$ million)	1,286.3	1,214.3	1,100.6
Change %	3.6%	10.3%	12.9%
Volume (thousand tons)	157.0	143.4	134.9
Change %	9.5%	8.5%	10.9%

Source: AC Nielsen

Due to the characteristics of frozen processed products with production concentrated among a small number of companies, and supply aimed at a more restricted group of consumers, Sadia believes that volume sales of frozen processed products will maintain their growth trend, although at rates below the 9.7% annual average registered between 2004 and 2006. In any case, since the market for frozen processed products is still far from mature in Brazil, the Company believes that medium and long-term prospects for this segment are highly positive based on the trend over the preceding years.

Refrigerated Processed Products

In 2006, the Brazilian market for refrigerated processed products accounted for sales of R$6,163.0 million. The two largest companies in this market together accounted for approximately 50.0% of net sales, according to AC Nielsen, with the remaining share being split among a large number of small companies.

	2006	2005	2004
Sales (R$ million)	6,163.0	5,094.9	4,383.1
Change %	21.0%	16.2%	19.9%
Volume (thousand tons)	893.5	744.0	675.5
Change %	20.1%	10.2%	9.5%

Source: AC Nielsen

Margarine

In 2006, the Brazilian market for margarine accounted for sales of R$1,541.0 million. The three largest producers (including Sadia as the largest) accounted for 86.0% of the market.

	2006	2005	2004
Value (R$ million)	1,541.0	1,527.5	1,501.2
Change %	0.9%	1.8%	1.1%
Volume (thousand tons)	327.0	302.3	285.9
Change %	8.2%	5.8%	2.9%

Source: AC Nielsen

Poultry

Domestic Market

The Brazilian poultry market is a complex sector where a few large companies share the market with small producers. According to UBA’s 2006/7 annual report, the four largest chicken producers in Brazil accounted for 37.5% of Brazilian production in 2006. The low concentration in the market increases competitive pressure in the segment. Prices are subject to supply and demand imbalances.

Many of these small producers operate under low quality standards because of the large number of producers and government difficulties to inspect producers on a regular basis. Additionally, there is widespread belief that tax evasion practices among these producers reduce their costs as compared to producers such as Sadia that comply with applicable regulations.

Growth in Brazilian per capita consumption of poultry over the last four years is expected to continue as the USDA forecast a 1.4% growth for 2006 as compared to 2005.

(p) preliminary; (f) forecast

Source: USDA

In the local market, poultry export business in Brazil has grown more rapidly since the mid 1990s. This can be explained by the production shift of large Brazilian companies’ exports, as well as by the competitiveness of Brazilian poultry. Sanitary problems in the main producing countries such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza problems in Thailand and both BSE and avian influenza cases in the United States have changed the world broiler trade dynamics. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts and mechanically de-boned chicken meat. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets which Brazil has access to has risen to 146 in 2006, according to ABEF.

	Brazilian Broiler Exports Destination (thousand tons)
	2006	06 V.A.%	2005	05 V.A.%	06/05%
Middle East	748	29%	849	31%	-11%
Asia	738	29%	757	27%	-2%
Africa	289	11%	192	7%	49%
EU	243	9%	387	12%	-24%
Russia	182	7%	258	9%	-28%
South America	132	5%	115	4%	16%
Other	255	10%	289	10%	-10%
Total	2,587	100%	2,847	100%	-6%

Source: ABEF

For 2007, the USDA has revised upwards the projected Brazilian broiler production to 9.7 million tons, 4.3% higher than the record production level of nearly 9.3 million tons last year. The projected increase in production reflects the firm domestic demand derived from higher employment rates and consumer purchasing power as the economy improves and continues to boost demand for animal proteins. In addition to that, expansion in the export market will likely continue in view of the animal health (mostly avian influenza) problems faced by other countries.

According to the USDA’s GAIN Report whole broiler exports in 2006 reached nearly 1.1 million tons, maintaining the volumes of 2005. Exports of broiler parts reached 1.8 million tons, up 10.8% over 2005. Brazilian broiler exporters’ strategy is to increase profitability by focusing on higher value products, such as broiler parts and further processed products which increased significantly in 2006 by 51.5% in volume, reaching 127,246 tons.

The European Union was, in 2006, the largest market for Brazilian broiler exports, mostly broiler parts. The increase in broiler exports to the European Union also reflects a significant increase in exports of processed broilers. The European Union market accounted for nearly 85.6% of all processed broiler exports from Brazil.

Saudi Arabia, traditionally Brazil’s largest single export market for poultry, now ranks second. Saudi Arabia also accounted for nearly 45.0% of all Brazilian broiler exports to the Middle East.

In 2006, Japan was the third largest market for Brazil’s broiler exports, mostly broiler parts.

International Poultry Market

The prevalence of highly pathogenic avian influenza (“HPAI”), which is reportedly spreading from Asia to other countries, may impact the world broiler trade outlook in 2007.

According to the FAO, properly cooked poultry is safe to consume a conventional cooking temperatures at or above 70°C in all parts of a food item) will inactivate the H5N1 virus. Moreover, there is no epidemiological evidence to indicate that people have been infected with the H5N1 virus following consumption of properly cooked poultry or eggs. It is thus expected that as consumers become more aware of the true dangers of HPAI, the level of poultry consumption will not be affected.

According to the USDA, world economic growth is expected to remain at the same level of 2006. The forecast economic environment will promote investment in meat production and processing capacity in many major livestock and poultry producing countries.

Moreover, increases in worldwide real per capita GDP in 2006 continued to fuel rising livestock and poultry consumption and hence production. Asian economies particularly China, Hong Kong, Taiwan, and Thailand are forecast to experience growth, likely fostering meat consumption as consumers will have more disposable income.

According to the USDA, macroeconomic stability and growth in low and some middle-income countries results in higher consumption of red meat and poultry, providing new growth opportunities for domestic producers and world suppliers.

According to FAO, per capita consumption of poultry in developed countries is more than three times that of developing countries. This difference is even more accentuated for certain countries. In 2006, for instance, while India was expected to consume 1.8kg poultry per capita, Japan was expected to consume almost 9 times that amount with 15.0kg.

According to the USDA, broiler meat exports by major traders are forecast to reach 6.7 million tons in 2007. Poultry demand is expected to be strong due to the absence of competition from the United States in major beef markets and constraints on growth in Brazilian beef exports. The 2007 increase of nearly 4.1% is the result of increased trade by a number of countries including Argentina, Brazil, China, Thailand, and the United States.

According to the USDA, in 2006, Russian poultry production is expected to increase by an additional 19.8% in 2007 as the sector continues to benefit from heavy investment. Despite these investments Russia will continue to be the worldwide leader in poultry imports with a forecast 1.2 million tons for 2007.

Japan’s total broiler consumption in 2007 is projected to stay flat from the level achieved last year at 1.9 million tons. The USDA also expects a slight decrease of 2.0% in the Japanese poultry imports, as a consequence of the weaker outlook for food service demand, coupled with high year beginning stocks.

Saudi Arabia poultry imports for 2007 are expected to reach about 470,000 tons, an 8.3% increase compared to 2006 volumes.

Sadia believes there is a great potential market in the Middle East. In seeking new opportunities, Sadia was the first Brazilian food company to enter the Egyptian market. Due to the outbreak of avian influenza in its territory, the Egyptian government closed poultry farms and slaughterhouses and was obliged to increase the share of imports for this product.

The USDA projects that the European Union broiler meat consumption will have a slight increase of 1.1%, reaching 7.5 million tons. Imports on the other hand, are expected to increase by 7.5%, to 645,000 tons in 2007.

In 2007, Chinese broiler meat imports are projected to reach 430,000 tons, a 16.2% increase from the previous year. The United States continues to be the only country that can sell poultry products for direct consumption in China’s retail sector.

	World Broiler Balance (thousand tons)
	2006 (p)			2007 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
China	10,350	10,370	350	10,520	10,585	365
Brazil	9,280	6,780	2,500	9,670	7,120	2,550
EU	7,425	7,405	620	7,530	7,490	685
Mexico	2,610	3,010	—	2,724	3,148	—
India	2,000	2,000	—	2,200	2,200	—
Argentina	1,210	1,124	90	1,290	1,184	110
Russia	1,080	2,330	—	1,260	2,400	—
Japan	1,195	1,908	—	1,185	1,915	—
Thailand	1,050	—	280	1,100	—	280
Canada	970	—	95	980	—	95
United States	16,162	13,817	2,454	16,413	13,901	2,508
Total	60,090	58,888	6,470	61,596	59,744	6,737

(p) preliminary; (f) forecast

Source: USDA

	World Broiler Imports
	2006 (p)		2007 (f)
	Volume	%	Volume	%
China	370	7%	430	8%
EU	600	12%	645	12%
Mexico	400	8%	424	8%
Russia	1240	24%	1150	22%
Japan	740	14%	725	14%
Other	649	13%	700	13%
South Africa, Republic of	225	4%	225	4%
Saudi Arabia	434	8%	470	9%
United Arab Emirates	137	3%	165	3%
Venezuela	120	2%	150	3%
Hong Kong	234	5%	237	4%
United States	19	0%	16	0%
Total	5,168	100%	5,337	100%

(p) preliminary; (f) forecast

Source: USDA

Pork

Domestic Market

Pork companies are subject to the same problems as those in the poultry market, including unfair competition with small and low quality producers. Although these problems influence product quality, there is a failure on the part of the consumer to perceive the quality risks involved and price dumping is widely practiced. According to ABIPECS 2006 annual report, the four largest pork producers in Brazil were responsible for 50.1% of Brazilian pork production in 2006.

(p) preliminary; (f) forecast

Source: USDA

Brazilian pork breeding and slaughtering continues to increase the efficiency of production. Measured by the average birth rate of piglets, productivity doubled since the 1970s, and the birth rate reached 24 animals per female. At 160 days old, animals weigh 100 kg on average, and are ready to be slaughtered. Research developments have also contributed to help reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat.

Brazilian pork exports decreased in volume by 15.5% in 2006 to 528,195 tons, from 625,075 tons in 2005. In terms of market value, pork exports fell to US$1.0 billion in 2006 from US$1.1 billion in 2005, a decrease of 11.2%.

	Brazilian Pork Exports
	Tons				Thousand US$
	2006	%	2005	%	2006	%	2005	%
Russia	267,689	51%	404,739	65%	622,249	60%	805,387	69%
Hong Kong	73,908	14%	60,902	10%	95,917	9%	83,760	7%
Ukraine	50,469	10%	21,968	4%	75,158	7%	34,094	3%
Singapore	25,254	5%	16,659	3%	54,359	5%	33,646	3%
Moldovia	20,792	4%	8,071	1%	41,764	4%	14,904	1%
Argentina	19,176	4%	17,288	3%	35,011	3%	33,387	3%
Other	70,908	13%	95,449	15%	112,730	11%	162,731	14%
Total	528,195	100%	625,075	100%	1,037,187	100%	1,167,909	100%

Source: Abipecs

Russia remains the principal market for Brazilian pork exports. Russia accounted for 64.7% of total Brazilian exports in 2005, declining to 50.7% in 2006. Hong Kong is the second largest Brazilian market for pork exports with a 14.0% market share, followed by Ukraine, which is now the third largest market for Brazilian pork exports.

Pork production is expected to increase by 4.7% to 2.9 million tons in 2007. The decline in pork production in 2006 is mostly attributable to lower exports to Russia. However, foreign and Brazilian companies estimate production will increase in the center-west region of Brazil as a result of maturing investments.

International Market

Pork consumption continues to benefit from beef and poultry supply disruptions due to avian influenza and BSE. Increases in pork production are substituting for reduced demand for beef and poultry in many countries. According to the USDA, global pork exports are forecasted to increase 2.6% in 2007 reaching a record high of 5.3 million tons.

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

Pork consumption in the major consuming countries is expected to grow about 3.5% in 2007 and China accounts for the largest portion of this forecasted growth.

Similar to poultry, it is projected that in the coming years most of the growth in pork consumption will derive from the emerging economies. Not only are low and middle-income countries increasing their per capita consumption, but they are also gradually accounting for a greater share of world consumption. According to the USDA, China’s pork consumption accounted for 49.2% of pork consumption in major pork consuming countries in 2002 and is forecast to account for 54.0% in 2007. On the other hand, the EU’s share of pork consumption is forecast to decrease from 22.5% to 19.7% from 2002 to 2007.

EU pork production is expected to marginally increase in 2007 while exports tend to be flat to nearly 1.4 million tons for 2007. The European Union easily retains its position as the world’s leading pork exporter and is forecast to account for 26.3% of pork exports by major traders.

The United States market is currently signaling producers to expand production. Production in recent years has been export driven. While only 8.2% of U.S. pork production was exported in 2002, 14.3% of American pork production is expected to be exported in 2007. In 2007, U.S. pork exports are forecast to reach 1.4 million tons.

In 2003, the Russian government published the resolutions that established poultry quota and beef and pork tariff rate quotas (“TRQ”). The Russian TRQ establishes country specific quotas for the EU, Paraguay, United States and a general quota for all other countries. As processed pork, unlike other types of pork, is not under the TRQ, imports of processed pork have increased.

Pork meat bans introduced by Russia at the end of 2005 (affecting Brazil and Poland) and in the beginning of 2006 (affecting Ukraine) created a state of uncertainty for importers looking to fill their TRQ allocations.

According to the USDA, if the bans are not removed in the near future, it will be very difficult for importers to find adequate substitution. Brazilian meat imports entered Rússia for only half a year in 2005. In 2006, Russia partially lifted the ban for the states of Mato Grosso, São Paulo and Rio Grande do Sul.

	World Pork Balance (thousand tons)
	2006 (p)			2007 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
China	53,000	52,536	500	55,800	55,324	510
EU	21,450	20,072	1,400	21,500	20,122	1,400
Brazil	2,745	2,205	540	2,875	2,305	570
Russia	1,800	2,590	20	1,910	2,715	20
Canada	1,885	—	1,100	1,860	—	1,120
Vietnam	1,713	1,698	15	1,832	1,815	18
Mexico	1,200	1,585	65	1,250	1,640	70
Philippines	1,215	1,240	—	1,245	1,272	—
Japan	1,240	2,530	—	1,235	2,501	—
Korea, Republic of	1,039	1,314	11	1,077	1,310	15
United States	9,543	8,657	1,346	9,809	8,874	1,402
Other	2,946	4,497	181	2,993	4,496	189
Total	99,776	98,914	5,178	103,386	102,374	5,314

(p) preliminary; (f) forecast

Source: USDA

According to the USDA, Japan is expected to remain the world’s largest pork importer in 2007, importing over 1,220 thousand tons, slightly below the previous year.

	World Pork Imports
	2006 (p)		2007 (f)
	Volume	%	Volume	%
Japan	1,250	30%	1,228	29%
Russian Federation	800	19%	825	19%
Mexico	450	11%	460	11%
Hong Kong	310	7%	317	7%
Romania	288	7%	275	6%
Korea	254	6%	220	5%
Canada	140	3%	145	3%
Australia	90	2%	99	2%
Ukraine	45	1%	45	1%
Taiwan	33	1%	36	1%
Other	109	3%	118	3%
United States	463	11%	467	11%
Total	4,232	100%	4,235	100%

(p) preliminary; (f) forecast

Source: USDA

Beef

According to the USDA Annual Report, the world supply of beef continues to be tight due to the negative impacts of bovine spongiform encephalopathy (BSE) and foot and mouth disease (FMD)-related trade restrictions. Total beef exports by major traders are forecast to increase over 6% in 2007 not only due to countries not significantly impacted by disease (Argentina, Australia, India and New Zealand) but also as some countries recover from disease related trade restrictions. Canadian and U.S beef exports have not achieved full recovery of lost markets due to BSE. U.S and Canadian beef exports in 2007 are forecast down 48.4% and 39.2%, respectively, from 2002. However, U.S. beef exports are continuing to recover and are forecast to rise 30.0% in 2007 to 680,000 tons.

	World Beef Balance (thousand tons)
	2006 (p)			2007 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
United States	11,897	12,800	523	12,168	13,024	680
Brazil	8,850	6,935	1,945	9,120	7,180	1,985
China	7,500	7,413	90	7,910	7,829	85
EU-25	7,880	8,220	200	7,880	8,240	200
Argentina	3,100	2,604	500	3,150	2,552	600
India	2,375	1,625	750	2,500	1,700	800
Australia	2,150	740	1,420	2,290	755	1,495
Mexico	2,175	2,505	35	2,200	2,535	40
Russia	1,460	2,285	—	1,380	2,270	—
Canada	1,375	1,067	455	1,335	1,059	440
New Zealand	650	—	540	690	—	570
Other	4,099	5,315	538	4,094	5,436	559
Total	53,511	51,509	6,996	54,717	52,580	7,454

(p) preliminary; (f) forecast

Source: USDA

Beef production and consumption in selected countries is forecast to increase in 2007 just over 2.0%. China, Brazil and the United States are forecast to make the largest gains in production. Chinese beef production has grown 5.3% to 7.9% annually since 2002 and will increase over 5.5% in 2007 due to an increasing herd. Continued production growth in China is supported by strong domestic demand as disposable income increases and consumers shift from poultry to other meats due to avian influenza (AI) concerns. Similarly, beef production growth in Brazil, forecast at 3.0% in 2007 is driven by strong domestic demand. Though still combating FMD outbreaks, the Brazilian cattle herd continues to expand, forecast to rise 3.6% in 2007 bolstered by investments in genetics and government supported improved production practices.

Brazilian beef exports are forecast to increase 2.1% in 2007 as several markets have partially lifted bans that were imposed because of FMD. Brazil’s total beef exports in the first half of 2006 were stable as it compensated for the loss of major markets by expanding sales to Egypt, Saudi Arabia, Israel, Romania and several other smaller markets as well as cooked product to the United States. Brazil’s focus on smaller non-traditional markets will likely continue through 2007. The chart below about the forecast to Brazil beef consumption shows an increase of 2.4% when compared to 2006. It is possible to conclude that there is a trend of growth in the beef consumption in Brazil since 2003.

(p) preliminary; (f) forecast

Source: USDA

Japanese beef imports are forecast to increase more than 10.0% in 2007 after an expected 1.0% decrease in 2006. High Japanese beef prices have negatively impacted consumption in 2006. The return of U.S. beef to Japan should help alleviate pressure on prices, in turn spurring increased demand. Initial reports of U.S. beef to Japan have been slow for a range of reasons such as high U.S. beef prices, consumer anxiety, and strict scrutiny at ports. Further, U.S. beef exports have been and will continue to be constrained by the availability old under 21 month old cattle eligible for export to Japan. The food service sector, particularly beef blows and barbeque establishments found the transition to Australian grass-fed beef unsuitable or had difficulty securing supplies of Australian grainfed beef. Thus, restaurants will be leaders in the United States’ return to the Japanese beef market. With the return of the United States to the Japanese beef market, it is expected that Australian beef exports to Japan will decrease while U.S. beef imports to Japan begin to recover market share.

Seasonal Nature of Business

Chicken, Pork and Beef

Not seasonal in nature.

Turkey

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

The Company purchases corn and soybeans from rural producers, small merchants, cooperatives, large scale traders and through auctions organized by the Brazilian government, as well as occasionally from Argentina. Most of the production of these raw materials are concentrated in the states of Santa Catarina, Paraná, Rio Grande do Sul, Goiás and Mato Grosso. Grains are received in sacks or in bulk, and are then weighed. A sample is taken to measure humidity and impurities in the grain. After approval, the grain is unloaded into a hopper for cleaning and drying. Grain is then sieved in order to eliminate the residues that accompany it. After selection and cleaning, the grain is milled and mixed with the other ingredients of the feed.

Sadia acquires beef for the production of frozen and refrigerated processed products, and boiled beef parts. Other inputs, such as prepared animal intestines (for casing), seasonings and other ingredients, cardboard boxes, plastic bags (for packaging and labels), and veterinary medicines (for poultry and hog breeding), are acquired from many different sources, both at home and abroad.

Costs and Operating Expenses

Sadia’s principal costs of production are incurred in reais and consist of grains, corn and soybeans, packaging, and labor. While input costs are reais denominated, the international commodity prices (grains and packaging) tend to follow international prices and are influenced by exchange rate fluctuations. The Company operates with an average idle capacity of 20% in processed product lines but can be at full capacity depending on the market demand. Due to the flexibility in production lines and to the diversity of the equipment present in its thirteen plants, production can be adapted and reformulated, depending on the Company’s needs to face a determined segment demand, night and weekend shifts as well as supply partnerships are broadly used to reduce bottlenecks during the production process.

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

The following chart sets forth the market´s average monthly buying price of corn for the regions of Santa Catarina, Parana, Barsilia, Mato Grosso and Rio Grande do Sul for the period between January~~,~~ 1996 and December 31, 2006:

According to CONAB’s March 2007 Report, it is expected that the 2006/07 Brazilian corn crop production will increase 14.7% compared to last year’s production, reaching approximately 48.7 million tons. This increase is mainly due to increases in productivity since the corn planted area grew only 3% for the same period.

Sadia does not believe that the current conditions affecting prices in the corn market will be of significant duration. There can, however, be no assurance regarding how long these conditions will last. This assessment is based on the Company´s belief that other alternative energy sources will emerge, that there is a chance the United States government will cancel the alcohol import tax, so Brazil can become an important supplier, thus minimizing the importance of corn-based ethanol, that there are some plantable areas that can be released by the United States government in order to increase corn production and that ethanol made from cellulose is a viable alternative to corn.

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

CONAB expects the Brazilian soybean planted area for 2006/07 to decrease around 7.4% in comparison to the last crop. Despite the reduction in planted area, CONAB forecasts that the production for 2006/07 crop will be equivalent to 56.7 million tons, a 6.2% increase as compared to the 2006/05 crop. This is due to an increase in productivity, especially in the southern region of Brazil

The following chart sets forth the market´s average monthly buying price of soybeans in the regions of Parana and Brasilia for the period between January 1996 and December 31, 2006.

Marketing

Sadia’s brand name is considered one of the Company’s most valuable assets. The Company maintains an active marketing program using both electronic and printed media.

The Company incurred advertising expenses of R$ 157.4 million, R$116.6 million, and R$121.4 million during the years ended December 31, 2006, 2005, and 2004  espectively.

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

Distribution

Within the Brazilian market, Sadia sells its finished products to wholesale and retail outlets, as well as to institutional clients. For the year ended December 31, 2006, the Company sold to approximately 96,000 customers throughout Brazil. Sadia´s distribution strategy is based on the importance of direct sales to customers, thereby avoiding concentration among a few large customers.

Sadia maintains sales representation offices in Germany, England, Russia, Japan, China, the United Arab Emirates, Argentina, Uruguay, Chile, Panama and Turkey. In 2006, it sold to approximately 476 foreign clients.

In 2006, 50.0% of total exports were sold to approximately 10 long-standing customers. All of these customers have imported increasing quantities of the Company´s products over the last ten years.

Transport

Transport

Sadia uses trucks as the primary method of distributing its products in Brazil. The Company’s distribution system is handled by a network of approximately 2,000 refrigerated hired vehicles for both long and short range deliveries, which service customers directly throughout Brazil.

Distribution by truck is made by refrigerated vehicles, given the perishable nature of the food products, whose shelf life varies from 12 days, refrigerated chicken to 540 days, frozen turkey. In the case of stoppage of transport by virtue of a general strike, the result would be a complete loss of the products in transit and lack of supply for the points of sale if the period of interruption is greater than 30 days, an outcome the Company considers remote. As an alternative to highway transport, supply could be transported by air, although this would increase the freight cost by more than 20 times. In the case of a sector strike, the impact would be minimized because the Company has manufacturing units producing the same products located in different regions of the country.

Shipment of Exports

The Company ships 58.0% of its exports through the ports of Paranaguá and Antonina, both in the State of Paraná, 39.0% through the ports of São Francisco do Sul, Itajaí and Imbituba, in the state of Santa Catarina and the remaining 3.0% from other ports (Santos, SP; Sepetiba, RJ; Rio Grande, RS).

In the port of Paranaguá, the Company has two refrigerated warehouses, capable of receiving two thousand tons per day per warehouse and to load two thousand tons per day onto pallets. These warehouses have a “drive in” storage system and only operate with palleted cargoes. Since one of the warehouses is located in the wharf area, the Company has priority in the mooring of ships arriving at the port of Paranaguá, thereby avoiding possible cost increases due to delays in loading its cargo. These refrigerated warehouses have a storage capacity of 13,500 tons.

The Company also has a fully automated warehouse in Ponta Grossa, in the state of Paraná, with storage capacity of 11 thousand tons, and is able to receive and expedite one thousand tons per day.

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

Brazilian Food Sector Regulation

The Brazilian Ministry of Agriculture, through the Secretaria de Defesa Agropecuária (SDA), Agricultural and Cattle Breeding Defense Secretary, under the Animal Products Inspection Department (DIPOA), regulates Sadia’s activities. The latter department is responsible for the issuance of regulations, conduct of inspections and legal support in respect to the livestock, animal breeding, food processing and any other activity involving animal related affairs in the Brazilian territory.

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

As a producer of foods using a wide range of industrial processes, especially its meat product lines which require slaughter of animals, Sadia is subject to compliance with all of the legal requirements, covering environmental risks that are customary in these processes, such as rules governing treatment of Green House Gases, liquid effluents, solid organic waste, particle suspension and odors. The Company is careful to respect the environment at all stages of the production chain, including its activities in the field, the design of packaging (developed with a view to reducing the quantity of raw materials used) and adapting the same to recycling processes. In addition to simplify treating residues, Sadia invests in minimizing the generation of such residues by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. The Company’s expenditures related to meeting environmental requirements and in process optimization amounted to approximately R$12.5 million in 2006, R$10.1 million in 2005, R$13.3 million in 2004 and R$15.8 million in 2003.

C. Organizational Structure

The Sadia Group is currently composed of seventeen companies, as shown in the chart above.

The Company concentrates all production, slaughtering, distribution and product sales activities within Brazil. Sadia International Ltd. is one of the company’s smaller vehicles for sales outside Brazil. Rezende Óleo and Rezende Mkt. e Comunicações Ltda. are non-operational. Sadia GmbH. is a holding that controls Wellax Food Logistics C.P.A.S.U. Lda., an offshore company responsible for the largest part of Sadia´s export operations. Sadia Alimentos is a subsidiary of Sadia International, established in 2003 aiming to develop commercial operations in the Argentine market. Sadia Uruguay and Sadia Chile are each responsible for the distribution and sales of the Company´s products in their respective countries. Nordfin Holding Limited owns 40% of Sadia Chile. Concórdia CVMCC is a brokerage firm authorized to operate in accordance with current Brazilian legislation. Sadia Overseas Ltd. was formed for the purpose of issuing the Company´s Eurobond. The companies not mentioned above are representative offices.

D. Property, Plant and Equipment

In 2006, Sadia owns thirteen plants, including eight units for poultry production, four units for pork, one for beef, ten units for animal feed, two units for the crushing of soybeans and nine units for processed products. Some plants are multi-operational, including several integrated activities. Sadia owns seventeen distribution and commercial centers and eleven representative offices and distribution centers abroad.

Operating Units

The table below lists Sadia’s operating units and their principal activities:

State	City	Principal activity

DF	Brasília	Raising and slaughtering chicken, processed products and animal feed
MG	Uberlândia	Raising and slaughtering chickens, turkeys and hogs, processed products and animal feed
MT	Campo Verde	Animal feed
MT	Lucas do Rio Verde	Pork Genetics
MT	Várzea Grande	Raising and slaughtering chickens, processed products and animal feed. Beef slaughterhouse.
PR	Dois Vizinhos	Raising and slaughtering chickens; animal feed and soybean crushing
PR	Francisco Beltrão	Raising and slaughtering chickens and turkeys and animal feed
PR	Paranáguá	Margarine
PR	Ponta Grossa	Pizzas and pasta, Miss Daisy, processed products
PR	Toledo	Raising and slaughtering chickens and hogs; processed products; animal feed and soy oil
RJ	Duque de Caxias	Processed products
RS	Três Passos	Raising and slaughtering hogs and animal feed
SC	Chapecó	Raising and slaughtering chickens and turkeys, animal feed and processed products
SC	Concórdia	Raising and slaughtering chickens and hogs, processed products and animal feed

Leased Operating Units

The table below lists Sadia’s leased operating units and their principal activities:

State	City	Principal activity
RS	Lajeado	Raising and slaughtering poultry and animal feed
RS	Garibaldi	Raising and slaughtering poultry and animal feed

Distribution and Commercial Centers

The table below lists Sadia’s distribution and commercial centers and the corresponding region of activity:

State	City	Regional of Activity
AM	Manaus	North Region
BA	Salvador	Northeast Region
CE	Fortaleza	Northeast Region
DF	Brasília	Federal District
ES	Vitória	Southeast Region
MG	Belo Horizonte	Southeast Region
MT	Cuiabá	Central Region
PA	Belém	North Region
PE	Recife	Northeast Region
PR	Curitiba	South Region
RJ	Rio de Janeiro	Southeast Region
RJ	Duque de Caxias	Southeast Region
RS	Porto Alegre	South Region
SC	Itajaí	South Region
SP	São Paulo	Southeast Region
SP	Jundiaí	Southeast Region and São Paulo State Region
SP	Campinas	Southeast Region and São Paulo State Region
SP	Bauru	Southeast Region and São Paulo State Region
SP	Ribeirão Preto	Southeast Region and São Paulo State Region
SP	São José dos Campos	Southeast Region and São Paulo State Region

Production Capacity

Sadia’s consolidated production capacity is as follow:

	Production Capacity

	2006		2005
	Capacity	Production	Production

Poultry Slaughtering (Million heads/year)	676.4	666.8	650.1
Hog Slaughtering (Million heads/year)	5.0	4.0	3.8
Processed Products (thousands of tons/year)	1090	773.2	695.4
Animal Feed (thousands of tons/year)	5,515.4	4,745.8	4,647.0

Environmental issues affecting the Company’s activities

As a poultry and hog livestock and slaughtering company, Sadia’s activity impacts on environmental issues, especially related to water resources pollution, animal treatment and deforestation. However, the Company takes all measures to comply with the Brazilian environmental regulations.

As a way of ensuring the sustainability of its activities, Sadia has strict policies and directives for reducing consumption of water and energy and also uses biomass to substitute fuel oil and gas to generate thermal energy. All its units have wastewater treatment facilities to avoid the contamination of water tables and rivers near the units. The Company also strictly supervises the activities taken by the poultry and hog outgrowers.

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

Moreover, the Company has a program for being self sufficient in firewood, maintaining forest land for all of its manufacturing units. These areas total 18.2 thousand hectares and supply 58% of the Company’s current firewood requirements.

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

Revenue recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

Recently Issued Accounting Standards

In July 2006, the FASB issued FIN 48, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. The Company does not expect that the adoption of FIN 48 will have a material effect on the Company’s financial position or results from operations.

In September 2006, the FASB issued SFAS No. 157 — “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement will be effective for de Company in 2008. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the fair value option but it is not expected to have a significant effect on reported financial position or statements of income.

Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which became effective for the Company on December 31, 2006. This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity.

Brazilian Economic Environment

The Company’s results of operations and financial condition are dependent on Brazil’s general economic condition and particularly on (i) economic growth and inflation and their impact on people’s purchasing power, (ii) financing costs and the availability of financing, and (iii) exchange rates between Brazilian and foreign currencies. The following table sets forth Brazilian Gross Domestic Product (GDP) growth, inflation and the devaluation of Brazilian currency against the U.S. dollar and interest rate changes for the periods shown.

	Brazilian Selected Economic Indicators

	2006	2005	2004	2003	2002
Real GDP Growth (%)(1)	2.86	2.28	4.94	0.54	193
Inflation - IGP-M (%)(2)	3.85	1.20	12.41	8.71	25.31
R$/US$Exchange Rate(2)	2.1380	2.3407	2.6544	2.8892	3.5333
TJLP (%)(3)	6.9	9.8	9.8	11.0	10.0

(1) Source: Ipeadata

(2) Source: Economatica

(3) Long-term interest rate, source: BNDES

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

After the implementation of the Real Plan, which was based on an exchange rate anchor (reais x U.S. dollar), inflation rates declined and stabilized at low levels. This new economic environment increased the purchasing power of part of the population, which was accustomed to high inflation levels and did not have access to financial instruments to reduce their monetary losses due to high inflation. Incomes rose, credit availability increased and consumption of consumer goods grew. According to the IGP-M Brazilian inflation amounted to 868.3% in 1994, 15.2% in 1995, 9.2% in 1996, 7.7% in 1997, 1.8% in 1998, 20.1% in 1999, 9.9% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, and 3.9% in 2006.

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

Since then, the exchange rate market has been operating under a floating rate regime and the Central Bank has implemented an inflation target policy, using local interest rates to adjust demand. A negative side-effect of this policy has been high interest rate levels, increasing cost of capital to the company and raising uncertainty in the financial markets about the capacity of Brazil to pay its debts, increasing the sovereign risk. These factors also tend to result in depreciation of the real against the dollar, with consequently higher prices in real terms, reducing consumer demand and GDP growth.

Although Sadia uses reais as its functional currency, a relevant portion of its assets, liabilities and revenues are dollar denominated. In December 2006, 43.2% of the Company´s gross revenues were mainly collected in foreign currency, coming from export proceeds, corresponding to R$3.4 million.

Considering that Sadia has subsidiaries abroad, the volatility of the real creates foreign exchange gains and losses, which are included in the Company’s foreign currency exchange gain (loss), net account in results of operations. In 2006, on a consolidated basis, the Company recorded foreign exchange gains (including gains from foreign currency swaps) of R$157.0 million compared to R$53.4 million in 2005.

A. Operating Results

The following table summarizes certain selected financial data derived from the Company´s statements of income, expressed as percentages of net operating revenue, for the periods indicated, as shown.

	Consolidated Income Statement
	Years Ended December 31, 2006, 2005 and 2004
	(%)

	2006	2005	2004

Net operating revenue	100.0	100.0	100.0
Cost of goods sold	(76.3)	(72.8)	(70.3)
Gross profit	23.7	27.2	29.7

Operating expenses:
Selling	(19.1)	(17.0)	(18.7)
General and administrative	(1.4)	(1.1)	(0.9)
Other operating income (expenses), net	1.2	0.2	0.3
Total operating expenses	(19.3)	(17.9)	(19.3)

Operating income	4.4	9.3	10.4

Interest expense	(4.5)	(4.3)	(5.5)
Interest income and other, net	3.5	3.4	4.1
Foreign currency exchange gain, net	2.3	0.7	0.6
Income before income taxes, equity income of investees and minority interest
	5.7	9.2	9.6

Income tax benefit (expense)
Current benefit (expense)	(0.2)	(0.7)	(0.5)
Deferred tax benefit (expense)	(0.3)	(0.2)	(1.0)
Total income tax	(0.4)	(0.9)	(1.6)
Income before equity income of investees and minority interest	5.3	8.2	8.0

Net income	5.3	8.2	8.0

The following table sets forth components of Sadia´s cost of goods sold, expressed as a percentage of total cost of goods sold for 2006, 2005, and 2004:

	Composition of Cost of Goods Sold (%)
	December 31,
	2006	2005	2004

Raw Materials	72	76	78
Labor	13	12	11
Depreciation	4	3	2
Other	11	9	9
Total cost of goods sold	100	100	100

	Consolidated Income Statement
	Years Ended December 31, 2006, 2005, 2004, 2003 and 2002
	(R$ Million)

	2006	2005	2004	2003	2002

Gross operating revenue	7,894.1	8,327.4	7,117.3	5,717.5	4,654.8

Value-added tax on sales	(939.7)	(914.2)	(880.0)	(535.3)	(0.4)
Sales deductions	(124.1)	(95.3)	(128.1)	(100.5)	(98.4)
Net operating revenue	6,830.3	7,317.8	6,109.2	5,081.7	4,139.1
Cost of goods sold	(5,212.6)	(5,324.4)	(4,292.7)	(3,673.0)	(2,903.2)
Gross profit	1,617.7	1,993.5	1,816.6	1,408.7	1,235.9

Operating expenses:
Selling	(1,303.0)	(1,245.9)	(1,144.5)	(916.7)	(828.7)
General and administrative	(96.5)	(81.0)	(52.5)	(54.2)	(49.1)
Other operating income (expenses), net	84.0	14.3	15.4	(36.8)	(12.8)
Total operating expenses	(1,315.5)	(1,312.6)	(1,181.5)	(1,007.7)	(890.6)

Operating income	302.2	680.9	635.0	401.0	345.3

Interest expense	(310.6)	(311.6)	(336.8)	(450.2)	(317.8)
Interest income and other, net	240.0	248.0	249.8	459.8	266.5
Foreign currency exchange gain, net	157.0	53.4	39.1	61.0	2.7
Income before income taxes, equity income of investees and minority interest	388.7	670.7	587.1	471.5	296.7

Income tax benefit (expense)
Current benefit (expense)	(11.0)	(52.0)	(33.0)	(39.1)	34.6
Deferred tax benefit (expense)	(18.1)	(16.4)	(63.1)	40.1	(46.8)
Total income tax	(29.1)	(68.4)	(96.1)	1.0	(12.2)
Income before equity income of investees and minority interest
	359.6	602.2	491.0	472.6	284.6

Equity income (loss) of investees	(0.2)	1.2	(1.4)	0.4	(0.7)
Minority interest	1.1	(0.2)	(0.1)	0.3	0.3
Income (loss) before cumulative effect of accounting change	360.6	603.3	489.5	473.3	284.3
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net income	360.6	603.3	489.5	473.3	284.3

SADIA S.A.

CONSOLIDATED BALANCE SHEET

Years ended December 31,2005, 2004, 2003, 2002, and 2001

(In thousands of reais - R$)

	2006	2005	2004	2003	2002

Cash and cash equivalents and available-for-sale securities	2,428,014	2,574,996	1,917,192	1,957,753	1,249,783
Total Current Assets	4,929,689	4,588,176	3,944,802	3,645,379	2,759,217
Investments in debt and available-for-sale securities	129,127	65,057	436,782	1,158,586	760,857
Property, plant and equipment, net	2,154,980	1,523,309	1,055,240	910,010	918,320
Total Assets	8,039,757	6,707,284	5,830,973	6,149,453	4,975,627

Total Current Liabilities	2,493,279	2,625,812	2,766,719	2,969,833	2,591,383
Short-term debt and current portion of long-term debt	1,441,275	1,484,342	1,738,835	2,026,752	2,052,068
Long-term debt	2,670,969	1,704,184	1,031,375	1,366,836	1,205,160
Total Shareholders’ Equity	2,592,643	2,228,117	1,838,364	1,521,585	1,057,759

Structure and Profitability of the Company’s Operations

Period ended December 31, 2006 compared with period ended December 31, 2005

The following discussion presents a comparison of results of operations for the twelve-month periods ended December 31, 2006 and 2005.

Gross Operating Revenue

Sadia’s gross operating revenues in 2006 amounted to R$7,894 million, the second highest in Sadia’s history, although 5.2% less than gross operating revenues for 2005. Sales volumes reached 1.9 million tons, a 3.4% increase when compared to 2005.

The performance of the industry in 2006 was marked by the reduction of poultry consumption worldwide due to the uncertainties caused by the possibility of a major worldwide outbreak of the avian influenza, by the Russian embargo on Brazilian pork imports and by the appreciation of 10.1% of the Brazilian real in relation to the U.S. dollar.

These factors resulted in a drop in export revenues of 16.2% from 2005 levels and a shift to domestic sales and distribution, which drove an increase of 5.4% in domestic revenues over 2005.

Domestic Market

In the domestic market, sales volume reached 928.6 thousand tons, a 12.8% increase over the prior year. Continuing the trend seen in 2005, processed products led domestic market sales, in line with our strategy of focusing on more value added products.

Gross operating revenues were R$4.5 billion in 2006, which represented a 5.4% increase over 2005.

The significant increase in revenues and volumes resulted mainly from a strategy based on the diversification of the sales channels, the release of new products better suited to the consumer’s purchasing power and improvement in leveraging the consumer attraction of  Sadia’s brands.

Export Market

Sales to the export market dropped from 2005 to 2006 in terms of volumes and revenues. Shipments totaled 964.0 thousand tons, representing a decrease of 4.2%. Gross export revenues of R$3.4 billion in 2006 represented a decrease of 16.2% from 2006 levels.

In the Middle East, we maintained our traditional presence in the main areas of the region, with market leadership and brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.2 kg) and processed products. Exports to Middle Eastern countries accounted for 23.0% of revenues in the export market. Europe, which received 26.0% of exports, is a large purchaser of poultry cuts and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia exports were mainly pork and poultry cuts. This region represented 21.0% of all exports. The main exports to Asia, which accounted for 15.6% of all revenues from exports, are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated mainly on processed products, poultry parts and whole birds. The Americas accounted for 15.5% of export revenues.

Processed Products

Sales of processed products were the main driver in domestic revenue growth, representing 78.4% of revenues in the domestic market. This result reflects our efforts to adapt our product portfolio, aiming to capture the demand for differentiated products and leadership across various products in our portfolio.  This strategy allowed an increase of 11.7% in volumes and 6.8% in gross operating revenue. The average price of this segment dropped 4.3% when compared to the average price in 2005, because of increased bulk sales.

The volume of processed products in the export market totaled 76.5 thousand tons, representing a drop of 16.5% compared to 2005, while the decline in revenue from this segment was of 12.3% (to R$361.6 million), reflecting an increase in average price in reais of this segment, which grew 5.0% (15.6% in U.S. dollars) compared to 2005. Revenue did not decline as sharply in proportion to the decline in volume due to the increase in sales of higher value-added products such as baked, grilled and breaded poultry products and the reduction in sales of lower margin products.

Poultry

With the redirection of a portion of poultry exports to the domestic market, the volumes sold in Brazil increased 9.4% to 155.5 thousand tons in 2006. This segment represented 11.0% of total domestic revenues, a slight decline from the prior year. Increased supply in the domestic market as a result of allocation of customary export production to that market drove the average price in this segment down 11.9% and resulted in revenues of R$492.3 million, a decline of 3.9% over the prior year.

Poultry is our principal export segment, accounting for 69.5% of total export revenues. Volumes of poultry exports declined 5.7% over the prior year, with 762.5 thousand tons shipped. Revenues also declined 19.2% from the prior year, to R$2.4 billion. Weaker demand for poultry meat in the export market resulted in a decline of 10.1% in the average price in reais of the segment, which represents a stable price in U.S. dollar terms.

Pork

The pork segment also recorded a growth in volumes sold in the domestic market due to the redirection of exports. Sales of pork in the domestic market rose 19.5% in 2006, to 41.0 thousand tons. Despite the fall of 12.7% in the average price, the growth in this segment’s revenues was of 4.2%. The share of pork in the total volume sold grew from 4.2% in 2005 to 4.4% in 2006. The contribution of this segment to total domestic revenues remained stable, at 3.5%.

Russia, Sadia’s major pork export destination, after over a year still has not resumed purchasing products from all the states in which Sadia has pork operating units. The embargo initially was enforced against all Brazilian states, ultimately being lifted in respect of the state of Rio Grande do Sul.  The segment recorded a decline in sales of 23.1% in the year, from 105.8 tons in 2005 to 81.4 thousand tons in 2006. With lower demand from Brazil’s main buyer of pork as a result of Russia’s embargo, the average price of pork shipped had a higher decline in the period, of 18.5% (7.6% when measured in U.S. dollars). This resulted in a drop of 37.4% in this segment’s revenue, to R$371.1 million.

Beef

The beef segment, in which Sadia resumed production in the end of 2005, grew notably in 2006.

The volumes sold in the domestic market of 9.0 thousand tons, led to the highest growth in gross operating revenues to R$40.6 million.

In the export market, the beef segment grew to R$254.7 million in gross revenues, and in volumes, to 43.6 thousand tons.

Sales Deductions and Tax on Sales

Value-added tax on sales consists of  ICMS, the Social Contribution on Sales (Cofins) and the contribution to the Social Integration Program (PIS), amounted to R$939.7 million, a 2.8% increase over 2005. In 2006, total sales deductions increased 30.2% when compared to 2005, to R$124.1 million. The ratio of sales deductions as a percentage of domestic sales was 13.4% in 2006 and 11.2 % in 2005.

Cost of Goods Sold

Cost of goods sold decreased 2.1% compared with 2005 and the cost per ton sold dropped 5.5% when compared to 2005. This is mainly due to a change in Sadia’s product portfolio mix. The rise in corn prices in 2006 due to demand in the international markets had no impact on our costs of goods sold because we had purchased grains in advance of the price increase.

Selling Expenses

The ratio of selling expenses over net operating revenue grew in 2006, reaching 19.1% as compared to 17.0% for 2005. This was mainly due to a drop in net operating revenue and growth in selling expenses. There was an increase of R$ 57.1million, which represents growth of 4.6% over the selling expenses of 2005, mainly attributable to increased advertising costs and freight charges in the domestic market.

Administrative and General Expenses

The administrative expenses over net operating revenues reached 1.4% in 2006, as compared to 1.1% in 2005, with an absolute increase of R$15.5 million.

Other Operating Income (Expenses), Net

Other operational net results accounted for a R$84.0 million gain in 2006 as compared to a R$14.3 million gain in 2005. This increase was largely due to the October 26, 2006, final, unappealable decision of the appeals court in the COFINS proceedings ruling Law 9,718/98 unconstitutional. This ruling changed the basis for the calculation of PIS and COFINS by including operating and financial income.  This matter was ruled unconstitutional by the lower courts on November 9, 2005. Sadia has been collecting the tax in accordance with the contested legislation and, as a result of the favorable ruling, recognized the tax credit in the amount of R$80.2 million, which, net of attorney’s fees, represented a gain of R$75.7 million.

Interest Expense

Interest expense in 2006 amounted to R$310.6 million, 0.3% below the R$311.6 million accounted for in 2005. The ratio interest expense to total debt fell from 9.3% in 2005 to 7.6% in 2006.

Interest Income and Other, Net

Interest income in 2006 amounted to R$240.0 million, 3.2% below the R$248.0 million accounted for in 2005.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange currency gain of R$ 157.0 million reported in 2006 was primarily attributable to gains from hedges of sales of exports, resulting from the 10.1% average appreciation of Brazilian currency against the U.S. dollar for 2006 against 2005. The foreign exchange currency gain of 2005 was R$ 53.4 million.

Income Tax

We reported an income tax and social contribution expense of R$29.1 million in 2006, against R$68.4 million in 2005. This decrease is mainly the result of lower taxable income in 2006 when compared to 2005.

Net Income

Sadia’s net income reached R$360.6 million in 2006 showing a reduction of 40.2% when compared to the 2005 result as a consequence of adverse conditions in 2006, principally due to lower volumes of poultry exports as a consequence of concerns surrounding the possibility of a major worldwide outbreak of avian influenza and lower volumes of pork exports to Russia as a result of the embargo.

Period ended December 31, 2005 compared with period ended December 31, 2004

The following discussion presents a comparison of results of operations for the twelve-month period ended December 31, 2005 and 2004.

Gross Operating Revenue

The R$8,327.4 million gross operating revenues represented an increase of 17.0% over 2004. Sales volumes reached 1.8 million tons, a 14.9% increase as compared to the same period last year.

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

Sadia’s performance was due to its ability to increase international prices, optimize logistics and improve product mix. In dollar terms, these factors effectively offset the 11.8% devaluation of the average dollar for the twelve months ended December 31, 2005 against the twelve months ended December 31, 2004.

In the Middle East, Sadia maintains its traditional presence in the principal areas of the region, with market leadership and brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.4 kg) and processed products. Exports to Middle Eastern countries accounted for 25.7% of revenues in the export market. Europe, which received 24.0% of exports, is a large purchaser of poultry cuts and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia exports were mainly pork and poultry cuts. This region represented 21.4% of all exports. The main exports to Asia, which accounted for 15.6% of all revenues from exports, are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated mainly on processed products, poultry parts and whole birds. The Americas accounted for 13.3% of export revenues.

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

With sales of processed products in the export market, Sadia obtained R$412.3 million, a 1.7% increase as compared to 2004. This is equivalent to shipments of 91,600 tons, an 9.0% increase over 2004 volumes. The 7.4% increase in dollar term prices partially offset the 11.8% devaluation of the dollar against the real for the year.

Poultry

The poultry segment in the domestic market registered a 34.3% increase in volumes sold, leading to a 23.3% increase in gross operating revenue. The acquisition of Só Frango, in January 2005, contributed to this growth and to an increase in whole poultry sales. As whole poultry has lower prices per ton compared to poultry cuts, average prices in this segment fell 8.2% for the year.

In the external market, the highlight in gross operating revenues was achieved by the poultry segment, which registered R$2.9 billion, an increase of 18% over 2004. Export sales volumes amounted to 808,636 tons, a 16.8% increase over 2004. The greater participation of whole poultry in the portfolio of products sold, due to an increase in sales to the Middle East and South America, resulted in a 1.0% increase in real average prices in this segment. Dollar prices increased 12.9% over 2004.

Pork

Limited supplies of pork products resulted in a 30.5% reduction in domestic volumes, and a 4.3% reduction in gross operating revenue, in order to supply export markets. The shortage permitted a 37.8% increase in prices, partially offsetting the revenue decline.

Export volumes considerably increased with the recovery of shipments to the Russian market, since Russia allowed unused import quotas to be filled in open market auctions, which permitted the Company to ship volumes in excess of the applicable quotas. In addition, throughout 2005, Sadia resumed previous levels of pork production, which had been reduced in 2004 as a consequence of the import quotas established by the Russian government. Annual sales of 105,800 tons, represented a 33.9% increase as compared to 2004 and generated R$592.4 million in revenues, 37.8% more than domestic revenues. Average prices increased almost 3.0% in local currency terms, a 15.2% increase in dollar terms.

Sales Deductions and Tax on Sales

Value-added tax on sales consist of  ICMS, the Social Contribution on Sales (Cofins) and the contribution to the Social Integration Program (PIS), which amounted to R$914.2 million, a 3.9% increase over 2004. In 2005, total sales deductions were R$95.0 million compared to R$128.0 million in 2004. The ratio of value-added tax on sales as a percentage of gross operating revenues was at 11.0% in

2005 and 12.4% in 2004. This improvement was due to, among other factors, the optimization of value-added taxes which has allowed the growth in net revenues to be greater than that in gross revenues.

Cost of Goods Sold

Cost of goods sold increased 24.0% over 2004. Cost of goods sold as a percentage of net operating revenues increased to 72.8% in 2005 from 70.3% in 2004. This increase was principally due to purchases in the first half of 2005 of higher-cost pork on the spot market as a result of a supply shortage.

Selling Expenses

The ratio of selling expenses over net income showed a significant reduction in 2005, reaching 17.0% as compared to 18.7% for 2004. This reduction reflects the aggressive cost containment efforts of management in 2005, with the implementation of several measures, such as the renegotiation of contracts and greater efficiency of logistics.

Administrative and General Expenses

The administrative and general expenses over net operating revenues reached 1.1% in 2005, as compared to 0.9% in 2004.

Other Operating Income (Expenses), Net

Other operational net results accounted for a R$14.3 million income in 2005 as compared to a R$15.4 million gain in 2004. There were no significant changes in 2005 in comparison to 2004.

Interest Expense

Interest expense in 2005 amounted to R$311.6 million, 7.5% below the R$336.8 million accounted for in 2004. The ratio interest expense to total debt fell from 11.2% in 2004 to 9.3% in 2005. This decrease is primarily due to the one time loss of R$110.0 million on the sales of Brazilian bonds in 2004.

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

B. Liquidity and Capital Resources

Liquidity and Sources of Funding

The Company’s main cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, raising efficiency levels and optimization of processes; and (iii) payment of dividends and interest on equity to shareholders. The Company’s primary sources of liquidity have traditionally consisted of cash generated from operations and short and long-term debt. Sadia believes that these sources of funds, together with its cash and cash equivalents will continue to be adequate to meet the Company’s currently anticipated capital requirements.

Sadia issued US$250,000,000 in eurobonds, with 6.85% yield and due in 2017 (10-year maturity). Sadia intends to use these proceeds principally to repay short-term, higher coupon debt and to finance capital investments budgeted for 2007.

The net cash generated by operating activities totaled R$74.1 million, R$852.3 million, and R$307.2 million for the years ended December 31, 2006, 2005, and 2004 respectively. Net cash used in investing activities amounted to R$844.3 million, R$1,236.2 million, and R$ 639.4 million for the years ended December 31, 2006, 2005, and 2004 respectively. Net cash provided by financing activities was R$813.2 million in 2006, R$303.0 million in 2005, while a negative amount of R$721.7 million was used in 2004. Cash and cash equivalents at the end of the year was R$726.3 million for 2006, R$683.3 million in 2005, and R$764.2 million in 2004.

	Consolidated Cash Flow
	(R$Million)

	2006	2005	2004
Net cash provided by operating activities	74.1	852.3	307.2
Net cash provided by (used in) investing activities	(844.3)	(1,236.2)	(639.4)
Net cash provided by (used in) financing activities	813.2	303.0	(721.7)
Cash and cash equivalents at end of year	726.3	683.3	764.2

The changes that occurred in the net cash in 2006 in relation to 2005 were due to the following:

Changes in 2006 relative to 2005:

Net Cash Provided by Operating Activities

The net cash generated by operating activities totaled R$74.1 million and R$852.3 million for the years ended December 31, 2006 and December 31, 2005, respectively.

This variance was due primarily to the drop in net income resulting from weak demand due to outbreak in Avian Flu in Europe and and lower sales to Russia of pork due to the Russian embargo for this commodity.

Changes in Foreign currency exchange gain, net were due to the Company’s hedge results that are aimed to compensate for losses in Sadia’s export revenues and were influenced by the 10.1% average devaluation of the dollar against the real for 2006 against 2005.

Increases in accounts and notes receivable in the amount of R$202.9 million for the year ended December 31, 2006 in relation to the previous year. This variation is because of the Company´s strategy to increase sales with the extension of payment dates towards the external market due to the low demand for poultry in Europe due to the outbreak of Avian Flu.

Increases in inventories in the amount of R$83.1 million for the year ended December 31, 2006 in relation to the previous year due to a lower demand in poultry in Europe and a lower demand in Russia for pork.

Net Cash Provided or Used in Investing Activities

Changes in Purchase of property, plant and equipment were due to the greater capital investitures the Company incurred in 2006. In 2005 R$673.1 million were invested, while in 2006 Sadia invested R$969.6 million.

Net Cash Provided or Used in Financing Activities

Loans received and loans repaid presented a total net increase of R$563.0 million in 2006 and a R$147.6 million decrease on December 31, 2005.

Changes in Long-term debt issuances were due to greater financing incurred as the Company increased its investments in 2006.

The changes that occurred in the net cash in 2005 in relation to 2004 were due to the following:

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

Indebtedness and Financial Strategy

Sadia borrows funds principally to finance exports and for investments in fixed assets, for the modernization and technological update of the plants, for working capital, and, depending on market conditions, for financial investments.

At the end of 2006, the Company’s total interest-bearing debt stood at R$4,112 million, representing a 29.0% increase as compared to the total debt of R$3,189 million on December 31, 2005. In terms of the total debt maturity distribution, in 2006, 70.2% was accounted as long-term debt as compared to 75.2% in 2005.

At the end of 2006, Sadia’s total financial assets amounted to R$2,557.1 million a 5.4% decrease as compared to R$2,695.7 thousand on December 31, 2005. Of the total investment maturity distribution, in 2005, 97.6% was accounted as short-term, as compared to 95.0% in 2006.

The Company’s debt profile at December 31, 2006 and 2005 was as follows:

R$ Million	2006	2005

Short-term debt	1,226.6	790.2
Long-term debt	2,885.7	2,398.4
Total Debt	4,112.2	3,188.6

Short-term investments	2,493.6	2,630.7
Long-term investments	129.1	65.1
Total Investments	2,622.7	2,695.7

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150.0 million of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95.0% of the average rate of Brazilian interbank certificate deposits (13.16% p.a. at December 31, 2006). Through December 31, 2006, the Company received cash proceeds of R$2.8 billion (R$2.6 billion in 2005) from the sales of domestic receivables under this agreement and incurred interest expenses of R$30.0 million for the year ended December 31, 2006 (R$27.0 million in 2005). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2006, the accounts receivable for this debt, pledged as collateral was R$242 million (R$190 million in 2005).

Short-Term Debt

Following the normal course of operations, the amounts maturing in the short run can be settled or re-negotiated for the next period. The Company uses trade finance for its working capital needs because it is available at a lower cost, since lenders perceive that the exchange risk is mitigated by the link to U.S. dollar exports.

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$477.2 million in 2006 (R$432.1 million in 2005) were dollar denominated with a coupon at Libor (5.32%p.a. at December 31, 2006) plus a spread at the rate of 0.1% p.a. and fixed rate coupons of 6.5% p.a. in 2006 (interest rate spread of 0.1% p.a. and fixed rate of 5.76% p.a. in 2005).

R$ Million	2006	2005

Working capital from commercial banks	708.9	545.4
Trade accounts receivable domestic credit facility	242.4	190.4
Bank borrowings, secured by accounts receivable	275.3	54.4
	1,226.6	790.2

At December 31, 2006 and 2005, the weighted average interest rates on short-term debt was 5.36% p.a. and 6.90% p.a., respectively.

Long-Term Debt

	Long-Term Debt - R$ thousand

	2006	2005

Foreign debt (denominated in U.S. dollars):

IFC- International Finance Corporation funding in foreign currency for investment in property, plant and equipment, which R$13,734 is subject to interest at fixed rate of 9.05% p.a., guaranteed by promissory real estate mortgages	13,734	23,325

Export financing, composed of prepayment, payable in amount of R$229,070 in installments up to 2010, subject to LIBOR variation for 6 month deposits (5.37% in December 2006 plus annual interest of 3.38% p.a, and a line focused on the incentive for foreign trade in amount of R$1,675,171, subject to LIBOR variation for 6 month plus interest of 2.20% p.a., guaranteed by promissory notes or sureties.	1,904,241	1,584,893

Financing subject to LIBOR variation for 1 month deposits (4.39% in December 2005) plus interest of 0.10% p.a., guaranteed by its own titles	—	145,719

BNDES (National Bank for Economic and Social Development), payable from 2007 to 2013, composed as follows: FINEM in the amount of R$17,193 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$128,265 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.5% p.a. guaranteed by mortgage bonds and real estate mortgages	145,458	69,750

	2006	2005
Local debt (denominated in reais):
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2006 to 2012, composed as follows: FINAME in the amount of R$225,684 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2005) and interest of 4.45% p.a., FINAME-EXIM in the amount of R$139,321 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$37,654 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	651,537	402,659

PESA - Special Aid Program for Agribusiness payable in installments from 2005 to 2020, subject to the — General Price Index —Market — IGP-M plus interest rate of 9.89% p.a., secured by investments in debt securities with a carrying value of R$25,710 and sureties.	136,440	131,831

Other subject to interest rate from 4% to 14% p.a.	34,267	40,187

	2,885,677	2,398,364
Less current portion of long- term debt	-214,708	-694,180
Long- term portion	2,670,969	1,704,184

At December 31, 2006, long-term debt maturities were as follows:

2008	242.6
2009	277.9
2010	1,141.7
2011	708.8
Thereafter	230.0
2,671.0

C. Research and Development, patents and licenses

Sadia invested R$12.4 million, R$10.9 million and R$10.1 million for the years ended December 31, 2006, 2005 and 2004, respectively, in research and development activities.

For each of the last four years, we have invested an average R$7.0 million in research and development activities. Over the past five years, the R&D department has developed seven new product families (refrigerated pasta, pizzas, fish-based products, ready-made dishes, sweet pies, frozen desserts and breaded products), as well as improvements to our existing products.

During 2006, we launched 41 products mainly in the lines of ready to eat dishes, margarines, breaded chicken, hams and Miss Daisy Desserts.

Investments in R&D have also brought benefits to the area of animal breeding, achieving improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and 2006, the duration of the chicken production cycle was reduced from 59.3 days to 35.8 days for each 1.7kg bird. During the same period, chicken weight increased from 1.7kg to 2.0kg for slaughtering.  Similarly, the feed conversion rate decreased from 2.4kg to 1.8kg per kg of chicken.

Between 1975 and 2006, the duration of the pork production cycle was reduced from 179 days to 147 days for each 100kg animal. During the same period, slaughtered swine weight increased from 94kg to 116kg. In a similar way, the feed conversion rate decreased from 3.6kg to 2.7kg of feed per kg of pork. During the same period, the percentage of pork per carcass increased from 46.0% to 58.0%.

D. Trend Information

This section discusses the main concerns and trends that drove the Company’s strategic planning in 2006 and those expected for 2007.

Avian Flu

The performance of the industry in 2006 was marked by the reduction of poultry consumption worldwide due to the uncertainties caused by the possibility of a major worldwide outbreak of the avian influenza.

Even though there has never been a case of H5N1 or any other highly pathogenic cases of poultry diseases of AI in Brazil, Sadia is aware of the risk, and is closely monitoring its developments. The Company is working on this issue with the utmost priority, and adopting several preventive measures. Sadia’s poultry plants are spread throughout the country with 8 industrial units across 5 different states. In addition to that, Brazil’s vast territorial extension reduces substantially the risk of countrywide contamination. In order to avoid AI reaching its plants, Sadia has implemented a strict control on the access to the animal producing farms. Visits to farms and poultry establishments are strictly prohibited. In the event of visits from certifying companies representatives and genetic material suppliers, access must be limited to the Company’s office after a 7-day quarantine in Brazil, without any kind of contact with other birds. As there is a serious threat of introduction of avian influenza through the exposure of the Company’s commercial flock to wild birds, especially waterfowl, all of Sadia’s integrated outgrowers have protected their farms water springs and most of them have put tighter mesh screens in order to block the entry of smaller wild birds in their farms. The Company is also equipping its plants to cook, grill and bread the poultry meat, as according to FAO, the virus is destroyed in temperatures above 70°C, allowing these products to be exported regardless of any sanitary related embargos. Sadia is also constantly increasing the volumes of processed products in its product portfolio, which creates a natural hedge for the Company.

Moreover, the Brazilian government has established the National Plan for the Prevention and Control of Newcastle Disease and the Prevention of Avian Influenza (Plano Nacional de Controle e Prevenção da Doenca de Newcastle e de Prevenção de Influenza Aviária) which conforms with OIE (World Organization for Animal Health) standards for zoning. These measures which are intended to assure international markets that Brazil maintains sanitary barriers between states will allow the country to petition for certain Brazilian states to be considered as autonomous regions, avoiding, thus, a generalized ban on exports.

It is important to mention that Sadia is already in full compliance with the National Plan for the Prevention of the Avian Flu and the Prevention and Control of the Newcastle Disease.

Despite these measures, no assurance can be given that Sadia will not be affected by AI, directly, or through limitations on exports imposed by importing countries.

The first quarter of 2007 reflects consistent growth in the domestic market and a recovery in demand, and consequently in prices, in the export market. The absence of avian flu cases, a key factor for the success of Brazilian animal protein producers, allowed Brazil to maintain its position as the main worldwide exporter of poultry. This, together with the opening of new markets and the expansion of existing markets resulted in strong international demand.

Foreign Market Protectionist Measures

Considering recent developments in the Brazilian macro economic environment and the livestock and processed food sector, Sadia expects to have its operations affected most significantly by the following factors:

•              New regulations will continue to be issued by foreign importer countries to protect their local producers. Since a relevant part of our revenues comes from export operations, the raising of protectionist barriers can affect our operations.

•              In July 2002, the EU Sanitary Commission issued a new regulation increasing the duties for imported fresh chicken. During the second semester of 2002, 100% of Brazilian chicken exported to Europe was required to be tested for the forbidden antibiotic Nitrofuran, increasing export sales costs.

•              In November 2003, a panel was established in the World Trade Organization (WTO) on request of Brazil and Thailand against the change in classification of salted poultry made by the EU. With this change, Brazilian salted poultry was classified as frozen and, thus, had an increase of 15.4% ad valorem in its duty rate. In August 2005, the final WTO decision favored Brazil and Thailand in the panel. However, the WTO decision is characterized as only a recommendation to the European Union, and there will not be an immediate application of the ruling.

•              The Russian government also introduced a quota regime for pork and poultry imports that remained in effect through 2006. The quotas for 2007 have not yet been established.

These initiatives can reduce competitiveness of our products in such markets; however, the Brazilian government, associated with local and international entities, normally negotiates the terms of such measures in order to mitigate their negative effects.

E. Off- balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the one described below.

Sadia has off-balance sheet arrangements consisting of guarantees granted in the amount of R$20.2 million (R$11.5 million in 2005) to banks under loans obtained by certain out growers as part of a special development program in the central region of Brazil. The Company also has off-balance sheet arrangements related to the export receivables sold under the Insured Receivables Purchase Agreement in the amount of R$ 36.3 million.

F. Tabular disclosure of contractual obligations

The Company has long term purchase contracts with suppliers that are oriented for production purposes (packing and industrial units). At December 31, 2006, the balance of contractual obligations were as follows:

	Contractual Obligations — Payments Due By Period (Thousand R$)

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Long-Term Debt Obligations	214,708	520,474	1,850,517	299,978	2,885,677

Capital (Finance) Lease Obligations	—	—	—	—	—

Operating Lease Obligations	65,200	29,000	—	—	94,200

Purchase Obligations	25,000	44,000	15,000		84,000

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	304,908	593,474	1,865,517	299,978	3,063,877

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

G. Safe Harbor

See “Forward-Looking Statements” in “General” on page 4 of this Annual Report.

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

In 2005 Sadia acquired a policy of directors and officers liability insurance (D&O), in order to protect all its executives against legal actions that may arise from financial loss caused to third parties.

There are no pending legal proceedings, involving either board members or executive officers that could prevent any of these from carrying out their duties.

Board of Directors

Pursuant to Sadia’s By-laws, the board of directors is composed of a minimum of seven to a maximum of eleven members, all of them necessarily being shareholders and shall adopt an Internal Regulation to govern its own activities.

In the annual shareholder’s meeting, held on April 19, 2007 the new board members were elected. The board of directors is composed of four members who represent the controlling shareholder group, and seven independent members.

Certain members of the board are related. Mr. Eduardo Fontana d’Ávila, Mrs. Diva Helena Furlan, Mr. Marcelo Fontana and Mr. Walter Fontana are cousins.

Name	Birth Date	Position
Walter Fontana Filho	7/12/1953	Chairman
Alcides Lopes Tápias	9/16/1942	Vice Chairman
Eduardo Fontana d’Ávila	2/28/1954	Vice Chairman
Diva Helena Furlan	6/29/1949	Member
Everaldo Nigro dos Santos	12/7/1939	Member
Francisco Silverio Morales Cespede	6/21/1947	Member
José Marcos Konder Comparato	9/27/1932	Member
Luiza Helena Trajano Inácio Rodrigues	9/10/1948	Member
Marcelo Fontana	10/2/1961	Member
Norberto Fatio	7/4/1944	Member
Vicente Falconi Campos	9/30/1940	Member

Walter Fontana Filho.  Mr. Fontana Filho has been the Chairman of the board of directors since 2005. He was Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director.  Mr. Fontana holds undergraduate and graduate degrees in Economics from Pontificia Universidade Católica, with a specialization in Business Marketing from Fundaçao Getúlio Vargas.

Eduardo Fontana d’Ávila.  Mr. Fontana d’Avila is a member of the board of directors. He was Industrial Director until 2005. He joined the Company in 1977 and had always worked in the industrial production department. Mr. D´Ávila holds undergraduate degree in Engineering from Mackenzie University and a graduate degree in Business Administration from Fundaçao Getúlio Vargas.

Diva Helena Furlan.  Mrs. Furlan has been a member of the board of directors since April 2007. She was the Marketing Director of Bacco’s Comercial e Importadora Escocia Ltda.  In addition, she was the Vice-President of Associação Comercial de São Paulo from 2003 to 2006.  Mrs. Furlan holds an undergraduate degree in law from Pontificia Universidade Catolica São Paulo -PUC-SP.

Alcides Lopes Tápias.  Mr. Lopes Tapias has been a member of the board of directors since 2002.  Mr. Tapias served as Banco Bradesco’s Executive Vice-President, President of FEBRABAN (Brazilian Bank Federation) and was a member of the National Monetary Council. He also served as former Industry, Trade and Development Minister (July, 2001).  Mr. Lopes Tapias holds an undergraduate degree in Business Administration from Universidade Mackenzie and a graduate degree in law from Faculdades Metropolitanas Unidas.

Everaldo Nigro dos Santos.  Mr. Nigro dos Santos has been a member of the board of directors since 2004.  Spent his career at Alcan Latin America. He was Chief Executive Officer of Alcan Mexico, Alcan Brasil and Alcan Latin America. Mr. Nigro dos Santos holds an undergraduate degree in engineering from Universidade Mackenzie and an MBA from the Centre d´Études Industrielles.

Francisco Silvério Morales Céspede.  Mr. Morales Céspede has been a member of the board of directors since 2004.  He was also the Chief Financial Officer of São Paulo Alpargatas S.A., a member of the board of Santista Têxtil S.A. and former Chief Financial Officer and member of the board of directors of Monsanto do Brasil.  Mr. Morales Céspede holds an undergraduate and graduate degree in Business Administration from Fundação Getúlio Vargas.

Jose Marcos Konder Comparato. Mr. Comparato has been a member of the board of directors since 2006. Chairman of the Fiscal Committee of Itaúsa — Investimentos Itaú S.A., former Executive Director of Banco Itaú S.A. and former Chief Executive Officer of Itaúsa Empreendimentos S.A.. Mr. Comparato holds an undergraduate degree in Civil Engineering from Escola Politecnica - Universidade de São Paulo.

Luiza Helena Trajano Inácio Rodrigues.  Mrs. Rodrigues has been a member of the board of directors since 2006. She is CEO of Magazine Luiza and member of the board of Grupo Algar. She holds an undergraduate degree in Business Administration and Law from Faculdade de Direito de Franca.

Marcelo Fontana.  Mr. Fontana has been a member of the board of directors since 2006. Mr. Fontana is the owner of Acemusic Inportação e Exportação Ltda. He was a partner of the restaurant Rôti in São Paulo. He also was director and partner of Netmiles.com and MP3clube.com.br and owner of Netrewards Ltda, Netsav Informática e Telecomunicações Ltda, Lumusic Equipamentos de Som Ltda, and other six music and video retail stores in São Paulo. He previously worked for Sadia as Technologies Manager at the Data Processing department. Mr. Fontana holds an undergraduate degree in Business Administration from Faculdade Campos Salles.

Norberto Fatio.  Mr. Fatio has been a member of the board of directors since 2004.  He has commercial and marketing executive experience at Unilever, Danone, Bunge Alimentos, Kibon, Fleischmann Royal Nabisco and Sé Supermercados.  Mr. Fatio received his undergraduate degree in Business Administration from Fundação Getúlio Vargas.

Vicente Falconi Campos.  Mr. Falconi Campos has been a member of the board of directors since 2002. Founding partner of the Institute of Managerial Development (INDG). He was a consultant to the Brazilian government on the Energy Crisis Committee and is a member of the Board of AmBev.  Mr. Falconi Campos holds an undergraduate degree in engineering from Universidade Federal de Minas Gerais and a PhD from Colorado School of Mines.

Executive Officers

The Company’s management team consists of professionals with extensive experience in the Brazilian food sector. There are currently no members of the founding family serving in executive capacities. The executive officers are responsible for the execution of decisions of the board of directors and day-to-day management of the Company. Below is a short résumé of the key members of Sadia’s executive management team for the year of 2006:

Name	Birth Date	Position
Gilberto Tomazoni	8/28/1958	Chief Executive Officer
Adriano Lima Ferreira	11/28/1969	Finance Director
Alexandre de Campos	9/22/1970	Europe Commercial Director
Alfredo Felipe da Luz Sobrinho	8/31/1945	Corporate Relations and Legal Affairs Director
Antonio Paulo Lazzaretti	7/24/1947	Production and Products Technology
Artêmio Listoni	7/22/1961	Beef Activities Director
Eduardo Nunes de Noronha	7/29/1971	Human Resources and Management Director
Ernest Sícoli Petty	7/4/1968	Purchasing Director
Flávio Luis Fávero	12/11/1963	Regional Production Director
Flávio Riffel Schmidt	3/23/1953	Investment Projects Director
Gilberto Meirelles Xandó Baptista	8/24/1965	Commercial Exports Director
Gilberto Pinto Sampaio Junior*	12/27/1967	Marketing Director
Guillermo Henderson Larrobla	3/11/1956	International Operation Director
José Augusto Lima de Sá	6/14/1953	International Relations Director
Osório Dal Bello	7/1/1956	Agribusiness Technology Director
Paulo Francisco Alexandre Striker	10/23/1954	Logistics Director
Ricardo Fernando Thomas Fernandez	10/25/1963	Grain Purchase Director
Roberto Banfi	2/21/1947	International Sales Director
Ronaldo Kobarg Müller	11/11/1959	Regional Production Director
Sérgio Carvalho Mandin Fonseca	9/12/1957	Commercial Brazil Director
Valmor Savoldi	1/28/1954	Integrated Operations and Planning Director
Welson Teixeira Junior	2/22/1957	Controller, Administrative and Information Technology Director and Investor Relations Director

Gilberto Tomazoni. Mr. Tomazoni is the Chief Executive Officer. His previous experience within the Company includes industrial, sales (local and foreign markets) and marketing areas. Mr. Tomazoni holds an undergraduate degree in Engineering from Universidade Federal de Santa Catarina and a graduate degree in Management Development from Fundação de Ensino do Desenvolvimento.

Adriano Lima Ferreira. Mr. Ferreira is the Finance Director. He was previously Finance Manager at Sadia. He has also worked for Atento Telecomunicaciones — Telefonica in Spain, CCR — Odebrecht and Lehman Brothers in New York. He holds an undergraduate degree in Economics from Faculdade Católica de Ciências Econômicas da Bahia and a graduate degree in Finance from Fundação Getúlio Vargas.

Alexandre de Campos. Mr. Campos is the Europe Commercial Director. He has previous experience with foreign trade at General Electric and Perdigão. Mr. Campos holds an undergraduate degree in Business Administration from Faculdades Tibiriçá and a graduate degree in Marketing from Escola Superior de Propaganda e Marketing.

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

Antonio Paulo Lazzaretti. Mr. Lazzaretti is the Production and Products Technology Director. He was the former industrial director and manager for the Company. He previously worked for Renner Hermann. Mr. Lazzaretti holds an undergraduate degree in Chemical Engineering from the Universidade Federal do Rio Grande do Sul, with a specialization in Business Administration from Fundação Candido Mendes.

Artêmio Listoni. Mr. Listoni is the Beef Activities Director. He had worked for Sadia as the Chief of the Beef Purchasing Department in the 1980s and mid 1990s. He also worked for Cooperativa Industrial de Carnes e Derivados de Goiás and Friboi. Mr. Listoni is an agricultural technician from Escola Agrotécnica Federal de Concórdia-SC.

Eduardo Nunes de Noronha. Mr. Noronha is Sadia’s Human Resources and Management Director. He previously worked for Coca Cola, AMBEV and Delphi Automotive Systems. Mr. Noronha holds an undergraduate degree in Mechanical Engineering from Universidade Federal de Minas Gerais and a graduate degree in Quality Engineering from Pontifícia Universidade Católica de Minas Gerais.

Ernest Sícoli Petty. Mr. Sícoli Petty is the Purchasing Director. He has previous experience in the food and agribusiness sectors at Pepsico, Cargill and Seara. Mr. Sícoli Petty holds an undergraduate degree in Agriculture Engineering from Universidade de São Paulo and an Executive MBA in Business Administration from BSP/University of Toronto.

Flávio Luis Fávero. Mr. Fávero is the Regional Production Director. He has previous experience within the Company as Total Quality Coordinator and Production Manager.  Mr. Fávero holds an undergraduate degree in Chemical Engineering from the Universidade do Sul and a graduate degree in Management Development from Universidade de Santa Catarina.

Flávio Riffel Schmidt. Mr. Riffel Schmidt is the Investment Projects Director.  He has previous experience in the finance, planning and control departments at the Company. Mr. Riffel Schmidt holds an undergraduate degree in Business Administration and Accounting from Universidade do Vale dos Sinos.

Gilberto Meirelles Xandó Baptista. Mr. Xandó Baptista is the Commercial Exports Director. He is the former Commercial — Domestic Market Director and Marketing Director with experience in the controlling, sales and marketing areas. Mr. Xandó Baptista holds an undergraduate degree in Business Administration from Getúlio Vargas Foundation, with a specialization in Business Administration from CEAG-FGV and Universidade de São Paulo.

Gilberto Pinto Sampaio Junior*. Mr. Sampaio resigned as Sadia’s Marketing Director in June, 2007. Mrs. Fernanda César Oruê substituted Mr. Sampaio as Sadia’s Interim Marketing Director. She was previously Marketing Manager at Sadia. Mrs. Oruê holds an undergraduate degree in Food Engineering from Universidade de Campinas and a graduate degree in Marketing and Management from Universidade de Campinas.

Guillermo Henderson Larrobla.  Mr. Henderson Larrobla is the International Operation Director. He has previous experience with Seara Alimentos (Bunge Group).  Mr. Henderson Larrobla  holds an undergraduate degree in Mechanical Engineering from Universidade Federal do Rio Grande do Sul and a Marketing Management specialization from Universidade de Blumenau.

José Augusto Lima de Sá. Mr. Lima de Sá is the International Relations Director. He has experience of more than 20 years in foreign trade. He is the former Chief Executive Officer and Chairman of Frangosul. Mr. Lima de Sá holds an undergraduate degree in Business Administration from Fundação Getúlio Vargas with extension courses at Harvard and Wharton business schools.

Osório Dal Bello. Mr. Dal Bello is the Agribusiness Technology Director. He has worked for Sadia in the agricultural department since 1980. Mr. Dal Bello holds and undergraduate degree in Agribusiness from Universidade Federal de Santa Maria — RS and a specialization in Business Administration from Fundação Educacional Unificada do Oeste de Santa Catarina.

Paulo Francisco Alexandre Striker. Mr Striker is the Logistics Director. He is the former trade marketing manager and brand management/ strategic planning manager. Mr. Striker holds an undergraduate degree in Business Administration and Civil Engineering from Universidade Mackenzie and a specialization in Business Administration from JUSE Institute (Japan) and Fundação Dom Cabral.

Ricardo Fernando Thomas Fernandez. Mr. Thomas Fernandez is the Grain Purchase Director. He has experience in grains and supply areas. Mr. Thomas Fernandez holds an undergraduate degree in business administration from Universidade do Oeste de Santa Catarina and specialization in enterprise management at Fundação Dom Cabral.

Roberto Banfi. Mr. Banfi is the International Sales Director. He has previous experience includes working for Bonfiglioli - Cica, Cicatrade and Swift Armour as Director and served as Marketing Manager and Coordinator for Mercosur in the sales area of RMB-Refinações de Milho do Brasil. Mr. Banfi holds an undergraduate degree in Accounting from H.E.C. Lausanne and an MBA from Stanford Business School.

Ronaldo Kobarg Müller. Mr. Müller is the Regional Production Director. He has experience within the Company as Total Quality Coordinator and Production Manager.  Mr. Müller holds an undergraduate degree in Chemical Engineering from Fundação Educacional da Região de Blumenau and a graduate degree in Management Development from Universidade Federal de Santa Catarina.

Sérgio Carvalho Mandin Fonseca. Mr. Mandin Fonseca is the Commercial Brazil Director. He was the former retail director at the Martins Distribution company and has experience at La Fonte Metalurgy and Souza Cruz Cigarette company. Mr. Mandin Fonseca holds an undergraduate degree in Production Engineering from Universidade de São Paulo and an MBA from the University of California

Valmor Savoldi. Mr Savoldi is the Integrated Operations and Planning Director. He has former experience within the Company including the areas of agriculture, production, poultry and pork processing, total quality and sales. Mr. Savoldi holds an undergraduate degree in Agricultural Engineering and a specialization in Management Development from Universidade Federal de Santa Catarina.

Welson Teixeira Junior. Mr. Teixeira is the Controller, Administrative and Information Technology Director as well as Investor Relations Director. He previously was the Planning Director and Financial and Investor Relations Director at Empresa Brasileira de Compressores — Embraco/Whirlpool Corporation. Mr. Teixeira holds an undergraduate degree in Economics from Fundação Armando Alvares Penteado and specialization in Finance Administration form Fundação Getúlio Vargas, PGA — Advanced Management Program (INSEAD, France) and Strategic Management Program (IMD, Switzerland).

B. Compensation

For the year ended December 31, 2006, the aggregate compensation paid by Sadia to all members of the board of directors and executive officers for services in all areas was R$14.0 million, not including related taxes or social security contributions. For the years ended December 31, 2005 and 2004 the amount paid was approximately R$13.7 million and R$12.9 million, respectively.

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

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) the retiree’s average salary during the last 12 months indexed to the date of retirement — until the limit of 80% of the last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases. yuThe Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were

R$686,175 and R$645,838 at December 31, 2006 and 2005, respectively. The Company expects to contribute approximately R$2,115 to the plan during fiscal year 2006.

The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$63,509 and R$57,244, respectively, at December 31, 2006 and R$58,579 and R$59,487, respectively, at December 31, 2005.

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

The price for exercising the options does not include any discount and will be based on the average price of the shares in the last three trading days on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercise. There is a three year vesting period as from the option grant date. The participants will be able to fully or partially exercise their right up to 2 years after the vesting period.

Under the plan regulations, the preferred shares will be acquired and earmarked in treasury for this sole purpose.

The composition of the options granted is presented as follows:

	Date			Price of shares
Cycle	Grant	Expiration	Quantity of shares	Grant date	Update — INPC
2005	6/24/05	6/24/10	2,200,000	4.55	4.76
2006	9/26/06	9/26/11	3,520,000	5.68	5.76

Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$3.3 million (R$0.7 million in 2005) has been classified in stock option, non-current liability and the compensation expense as general and administration expense. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

C. Board Practices

Sadia’s Board of Directors established committees to support it in the decision making process. These are made up exclusively of members of the Board, in charge of ensure quality in checking relevant information related to the Company’s business and developing long-term strategies, as well as analyzing and providing specific recommendations to each department.

Audit Committee

In compliance with the requirements of the Sarbanes-Oxley Act and the rules of the New York Stock Exchange, this committee oversees financial reporting processes and compliance with corporate law, as well as supervising external and in-house auditors to guarantee independence. The committee is made up of members of the Board of Directors, one of which is necessarily a financial expert. All voting members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Francisco Silverio Morales Cespede has been determined by the board to be the audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Members: Francisco Silverio Morales Cespede (coordinator), José Marcos Konder Comparato and Alcides Lopes Tápias.

Tax Planning Committee

This committee is responsible to identify cost reduction opportunities through the evaluation of the tax regulations, its changes and impacts on the Company’s operations.

Members: Francisco Silverio Morales Cespede (coordinator), Diva Helena Furlan, José Marcos Konder Comparato and Alcides Lopes Tápias.

Ethics Committee

The Ethics Committee is comprised of members of the Board of Directors and Company managers, and is in charge of periodically reviewing the Company’s Code of Ethics; analyzing reports on violations of the Code of Ethics forwarded to it by the Ethics and Conduct Commission; examining most serious cases of violations of the Code of Ethics, and submitting it to the Board of Directors for decision; and deliberating on questions regarding the interpretation of the Code of Ethics text, as well as potential ethical dilemmas.

Members: Francisco Silverio Morales Cespede (coordinator), Diva Helena Furlan, José Marcos Konder Comparato and Alcides Lopes Tápias.

Human Resources

This committee directs the strategic planning in personnel management and Sadia’s compensation policy. Its main responsibilities include: evaluating the performance of the executive team; developing training and hiring programs; salary policies, including variable compensation (bonus linked to results and professional performance); and handling the succession process for the senior levels of management.

Members: Eduardo Fontana d’Avila (coordinator), Vicente Falconi Campos, Luiza Helena Trajano Inácio Rodrigues and Norberto Fatio.

Finance and Investor Relations Committee

This committee directs the Company’s financial strategy and proposes medium and long-term solutions, pursuing the best practices in this area. It directs and develops hedging, project finance and capital markets policies, and proposes the directives for the Company’s cash management.

Members: Alcides Lopes Tápias (coordinator), Walter Fontana Filho, Everaldo Nigro dos Santos and  Marcelo Fontana.

Strategy Committee

This committee focuses on market strategies, aims to strengthen the Company and make it more flexible and agile in taking decisions, in order to grow in a sustainable manner and continue with its international expansion process.

Members:Everaldo Nigro dos Santos (coordinator), Walter Fontana Filho, Eduardo Fontana d’Avila and Vicente Falconi Campos.

Sustainability and Environment Committee

This committee proposes directives and spreads the strategic concept of Sustainability and accompanies the Company’s environmental performance.

Members: Walter Fontana Filho (coordinator), Eduardo Fontana d’Avila, Diva Helena Furlan and Norberto Fatio.

D. Employees

At December 31, 2006, 2005, and 2004 the Company had, respectively, 47,506, 45,381, and 40,637 employees.

Sadia possesses an employee Profit-Sharing Program which benefited more than 34,561 employees in 2006. The total distributed under the program was R$ 21,480 million, or R$ 1,243 per year/employee. The Profit-Sharing Program was established through negotiations with the employee commission, in accordance with applicable legislation.

Of the benefits offered to employees, some of the most noteworthy include part-time and, at some plants, full-time daycare through a network of accredited, private providers; family health plan; funeral assistance; dental and medical care; loans; private pension plan; and discounts on Company products.

E. Share Ownership

On March 31, 2007 the board members and executive directors of the Company (excluding those that are part of the shareholders’ agreement) held, as a group, 12,473 common shares and 13,148,608 preferred shares, corresponding to 0.0% and 3.1% of the amount of outstanding shares of each class, respectively.

For more details on ownership and any relationship among major shareholders, see “Item 7. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Share Position

Sadia has two types of shares, common and preferred, of which only the common shares carry voting rights. The Company’s major shareholders do not have different voting rights.

The following tables contain certain information as of March 31, 2007 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of voting common shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of preferred shares and (iii) the total number of the Company’s voting common shares and preferred shares owned by the executive officers and directors of the Company as a group.

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Administradora e Comercial Old Ltda	25,661,658	9.99%	60,000	0.01%	25,721,658	3.77%
Sunflower Participações S.A. (*)	35,964,747	13.99%	—	0.00%	35,964,747	5.27%
Other shareholders (*)	100,972,002	39.29%	28,622,376	6.72%	129,594,378	18.96%
Fundação Attilio F. X. Fontana	24,998,558	9.73%	—	0.00%	24,998,558	3.66%
PREVI — Caixa de Prev. dos Func. do Banco do Brasil	1,776,511	0.69%	59,359,870	13.93%	61,136,381	8.95%
Dodge & Cox	—	0.00%	43,729,000	10.27%	43,729,000	6.40%
Oppenheimer Funds Inc. — Foreign Investment Fund	—	0.00%	37,755,145	8.86%	37,755,145	5.53%
Other shareholders	67,626,524	26.31%	250,549,321	58.82%	318,175,845	46.59%
Treasury Stock	—	0.00%	5,924,288	1.39%	5,924,288	0.87%
Total	257,000,000	100.00%	426,000,000	100.00%	683,000,000	100.00%

(*)             Part of the Shareholders’ Agreement

Administradora e Comercial Old Ltda is a company composed of several family members and is not part of the shareholders’ agreement. The breakdown on March 31, 2007 is as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Luiz Fernando Furlan	5,147,728	20.06%	12,036	20.06%	5,159,764	20.06%
Leila Maria Furlan da Silva Telles	5,140,030	20.03%	12,018	20.03%	5,152,048	20.03%
Lucila Maria Furlan	5,132,332	20.00%	12,000	20.00%	5,144,332	20.00%
Osório Henrique Furlan Júnior	5,132,332	20.00%	12,000	20.00%	5,144,332	20.00%
Diva Helena Furlan	5,109,236	19.91%	11,946	19.91%	5,121,182	19.91%
Total	25,661,658	100.00%	60,000	100.00%	25,721,658	100.00%

Oppenheimer Funds is a foreign investor fund. The breakdown on March 31, 2007 is as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Oppenheimer Developing Markets Fund	—	—	29,544,000	78.25%	29,544,000	78.25%
Pacific Select Fund	—	—	4,560,336	12.08%	4,560,336	12.08%
TA Idex Oppenheimer Emerging Markets	—	—	1,232,000	3.26%	1,232,000	3.26%
OFI Trust Company	—	—	632,100	1.67%	632,100	1.67%
Baring OppenheimerFunds PLC	—	—	588,380	1.56%	588,380	1.56%
OFI Institutional Emerging Markets Eq. Fund LP	—	—	406,870	1.08%	406,870	1.08%
Stichting Pensionenfonds Hoogovens	—	—	334,942	0.89%	334,942	0.89%
Raytheon Company Master Trust	—	—	135,540	0.36%	135,540	0.36%
Altria Corp Serv Master Retirement Trust	—	—	173,977	0.46%	173,977	0.46%
Pacific Funds PF Oppenheimer Emerging Markets Fund	—	—	147,000	0.39%	147,000	0.39%
Total	—	—	37,755,145	100.00%	37,755,145	100.00%

Sunflower Participações is a holding company composed of several family members and is part of the shareholders’ agreement. The breakdown on March 31, 2007 is as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Maria Aparecida Cunha Fontana	14,084,143	39.16%	—	—	14,084,143	39.16%
Attilio Fontana Neto	5,716,562	15.89%	—	—	5,716,562	15.89%
Walter Fontana Filho	9,458,032	26.30%	—	—	9,458,032	26.30%
Vania Cunha Fontana	6,706,010	18.65%	—	—	6,706,010	18.65%
Total	35,964,747	100.00%	—	—	35,964,747	100.00%

Stocks in possession of Sadia’s Controllers, Board of Directors, Officers and the Fiscal Committee on March 31, 2007

	Common Shares	%	Preferred Shares	%	Total	%
Controllng shareholders	136,936,749	53.28%	28,622,376	6.72%	165,559,125	24.24%
Board of directors members (*)	1	0.00%	10,003,400	2.35%	10,003,401	1.46%
Officers	12,472	0.00%	3,145,207	0.74%	3,157,679	0.46%
Fiscal Committee	—	0.00%	528	0.00%	528	0.00%
Total	136,949,222	53.29%	41,771,511	9.81%	178,720,733	26.17%

(*)             Excludes shareholders who are members of the controlling group.

(*) Part of the shareholders’ agreement

Significant changes in percentage of ownership held by major shareholders

In conformity with paragraph 1 of the article 12 of the CVM instruction 358/02, which attends to the obligation of disclosure of information about a relevant position of an individual, or group of persons, jointly acting or representing a common interest, reaching a participation that corresponds to 5.0% of one type or a class of shares .

As of closing day of February 15, 2006 OppenheimerFunds, Inc. and its clients possessed, 10.8% of the Company’s preferred shares. This participation did not affect the Company’s control. In March 2007, OppenheimerFunds, Inc. and its clients possessed, 8.9% of the Company’s preferred shares.

On May 17, 2006 Sadia informed that in accordance with the letter sent to the Company by Dodge & Cox that they possessed 5.4% in ADRs and on November 16, 2006 this participation increased to 10.2% of preferred shares (in ADRs).This participation did not affect the Company’s control.

On December 28, 2006 Sadia informed that in accordance with the letter sent to CVM by Old Participações Ltda, the shareholder Osório Henrique Furlan, on December 1st, 2006, transferred his 14,948,969 common shares to Old Participações Ltda., which from this date on consolidates 25,661,658 common shares, representing 10.0% of the Company’s 257,000,000 common shares.

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

In December 2006, the Company’s shareholders’ agreement was composed of 42 participants and controlled 53.3% of Sadia’s voting shares.

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

The Company’s labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

R$ million	2006	2005

Tax	42.9	42.2
Civil	9.0	13.3
Labor	24.1	16.4
Total	76.0	71.9

Tax litigation

The main tax contingencies involve the following cases:

a)             Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$16,018, of which R$11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$3,852 on withholding income tax on investments of Granja Rezende and R$883 for other provisions.

b)             State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$18,499.

c)             Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$8,371.

The Company has other tax contingencies where the claimed amount is R$327,278, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$28,141, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

There are approximately 2,481 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$41,441 and a provision of R$24,116 has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

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

Notional Interest Charge Attributed to Shareholders’ Equity

Brazilian companies are permitted to pay limited additional amounts to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes. The amount of any such interest payment to holders of equity securities is generally limited in respect of any particular year to (i) retained earnings for such year plus 50.0% of the pre-tax profits for such year multiplied by (ii) the Taxa de Juros de Longo Prazo interest rate (Long-Term Interest Rate -TJLP), which is the official rate for governmental long-term loans. The additional payment may take the form of supplemental dividends to shareholders. A 15.0% withholding tax is payable by the Company upon distribution of the notional interest amount. In 1996, the withholding tax was payable by the Company and was accrued and charged to income. In 1997, the withholding tax was paid by the Company on behalf of the shareholders. Such payments are also deductible for social contribution purposes.

Under Brazilian law, the Company is obliged to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders after payment by the Company of Brazilian withholding taxes in respect of the distribution of notional interest, is at least equal to the mandatory distribution.

Mandatory Dividends

As established in its by-laws, Sadia is required to distribute to shareholders in lieu of dividends relative to each fiscal year ended December 31, an amount of no less than 28.0% of the distributable amount (the mandatory dividend) in any given fiscal year (an amount of which shall include any interest on shareholders’ equity paid). In addition to the mandatory dividend, the board of directors may recommend the payment of dividends to shareholders from other legally available resources, according to the terms of such law. Any payment of interim dividends or interest on shareholders’ equity will be deducted from the amount of the mandatory dividend for the same fiscal year. In accordance with Brazilian corporate law, if the board of directors decides, prior to the annual shareholders’ meeting, that the payment of the mandatory dividends for the preceding fiscal year is not advisable, due to the financial condition of the Company, then there will be no requirement to pay such mandatory dividends. Such a decision must be reviewed by an audit committee, and reported to shareholders and to the CVM. If a mandatory dividend is not paid, any retained earnings must be allocated to a special reserve account. If the Company does not incur the expected losses that led to the withholding of the mandatory dividend, then the Company will be required to pay the proper mandatory dividend.

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

Gross Historical Dividend Payments

Period	Description	Payment Date	R$ per 1,000 Preferred Shares	US$ per 1,000 Common Shares	R$ per 1,000 Preferred Shares	US$ per 1,000 Common Shares	US$ per 100 ADRs
2001	Interests on Equity	8/22/2001	32.40	29.40	12.84	11.65	11.00
	Interests on Equity	2/14/2002	89.29	81.18	36.82	33.48	31.33
	Dividends	8/16/2002	17.60	16.00	5.57	5.06	5.67
2002	Interests on Equity	2/14/2003	74.71	67.92	20.42	18.57	17.24
	Interests on Equity	2/21/2003	23.97	21.79	6.64	6.03	5.60
2003	Interests on Equity	8/15/2003	71.40	64.90	23.85	21.68	20.14
	Interests on Equity	2/16/2004	156.80	142.54	53.95	49.04	45.16
2004	Interests on Equity	8/17/2004	77.88	70.80	25.97	23.61	21.92
	Interests on Equity	2/16/2005	133.93	121.75	51.66	46.96	43.61
	Interests on Equity	3/14/2005	13.13	11.94	4.77	4.34	4.01
	Interests on Equity	8/17/2005	84.90	77.18	36.14	32.85	30.53
2005	Interests on Equity	2/16/2006	174.52	174.52	82.41	82.41	69.54
	Dividends	3/16/2006	39.12	39.12	18.57	18.57	18.39
2006	Interests on Equity	8/17/2006	73.48	73.48	34.39	34.39	28.94
	Interests on Equity	2/16/2007	101.79	101.79	48.67	48.67	41.19

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

Legal Reserve

According to Brazilian corporate law, the Company is required to maintain a legal reserve to which it must allocate 5.0% of its net income in each fiscal year, until the amount of this reserve is equal to 20.0% of the paid-in share capital, or until the sum of this reserve and all other capital reserves reaches 30.0% of the paid-in share capital. Net losses, if any, may be debited against the legal reserve.

Discretionary Reserve

According to Brazilian corporate law, the Company may decide to assign on a discretionary basis a portion of the net income to the limit established in its by-laws (with such reserves collectively designated as discretionary reserves). The Company’s by-laws established a special fund for research and development to which it may allocate up to 15.0% of its net income per year, until the amount of this fund is equivalent to 10.0% of its paid-in share capital.

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

Investment Project Reserve

According to Brazilian corporate law, a portion of the net income may also be assigned for any discretionary appropriations for plant expansions or any other investment projects, the amount of which is based on the capital budget previously presented by management and approved by shareholders. Following the conclusion of the corresponding investment projects, the Company may withhold the relevant appropriation until the shareholders vote to transfer all or part of the capital reserve or retained earnings. The Company’s by-laws effective as of March 31, 2000, contains provisions for a special expansion reserve, to which at least 15.0% and at most 60.0% of the net income (formerly 5.0% and 15.0%, respectively) must be allocated each year, until the amount of this reserve is equivalent to 70.0% of its paid-in share capital (from former 30.0%).

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

On December 31, 2006, the Company’s share capital consisted of 257,000,000 common shares and 426,000,000 preferred shares.

Both types of the Company’s shares are registered shares and are publicly traded in Brazil on the São Paulo Stock Exchange since 1971, under the ticker symbols SDIA3 and SDIA4.

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

In September 2005, due to the improved liquidity of its preferred shares, Sadia became the first company in its segment to be part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA).

In December 2005, Sadia granted its preferred shareholders the right to be included in a public offering resulting from an eventual change of Sadia’s control (tag along rights), and thus entitle their holders to receive a price equal to 80% of the amount paid per common share that is an integral part of the control block. We also eliminated the right to a dividend, per preferred share, 10.0% higher than that of each common share.

In 2006, the Company’s preferred shares represented 50.4% of the total volume traded among the food sector stocks in Bovespa, with a daily average financial volume of R$14.7 million, which represented a 51.7% increase as compared to the 2005 financial volume.

In 2006, Sadia’s ADRs had a daily average financial volume of US$1.9 million while in 2005, Sadia’s ADRs had a daily average financial volume of US$686.9 thousand. The number of shares traded in NYSE represented 16.3% of the total number of Sadia’s preferred shares traded from 11.5% in 2005.

Price Information

The tables below present, for the indicated periods, the minimum and maximum prices for the preferred shares on Bovespa in Brazilian reais.

	Preferred Share Price (R$ per Share)
	High	Low
2002	1.36	1.01
2003	3.98	1.13
2004	5.98	3.56
2005	6.90	3.56
2006	7.6	5.18

Source: Economatica

	Preferred Share Price (R$ per Share)
	High	Low
2005
First Quarter	5.95	4.30
Second Quarter	4.62	3.56
Third Quarter	6.70	4.46
Fourth Quarter	6.90	5.02
2006
First Quarter	7.60	5.64
Second Quarter	6.52	5.18
Third Quarter	6.28	5.27
Fourth Quarter	7.49	6.05
2007
First Quarter	8.27	6.40

Source: Economatica

	Preferred Share Price (R$ per Share)
	High	Low
Dec-06	7.49	6.67
Jan-07	7.41	6.50
Feb-07	7.15	6.40
Mar-07	8.27	6.59
Apr-07	8.80	7.60
May-07	9.87	8.80

Source: Economatica

The tables below present, for the indicated periods, the minimum and maximum prices for the Sadia’s ADR on the New York Stock Exchange in dollars.

	ADR Share Price (US$ per Share)
	High	Low
2002	5.67	2.66
2003	13.92	3.18
2004	22.41	11.35
2005	30.50	14.45
2006	34.70	23.45

Source: Economatica

	ADR Share Price (US$ per Share)
	High	Low
2005
First Quarter	22.02	15.94
Second Quarter	19.36	14.45
Third Quarter	29.69	18.75
Fourth Quarter	30.50	22.11
2006
First Quarter	34.70	25.42
Second Quarter	31.20	23.45
Third Quarter	29.13	24.70
Fourth Quarter	34.54	27.85
2007
First Quarter	40.45	30.43

Source: Economatica

	ADR Share Price (US$ per Share)
	High	Low
Dec-06	34.54	30.70
Jan-07	34.69	30.66
Feb-07	34.01	30.43
Mar-07	40.45	31.08
Apr-07	43.01	37.36
May-07	51.30	43.85

Source: Economatica

Share Rights

Sadia’s shares are entitled to a compulsory minimum dividend of 28.0% of the net income for the year, They shall participate equally in capital increases derived from net income and reserves, revaluation of assets and yearly capital restatement.

Only common shares are entitled to vote the resolutions of the General Shareholders Meeting.

Preferred shares do not have voting rights, but enjoy the following advantages:

•              priority in the proportional, noncumulative receipt of 28.0% of the net income for the year, as minimum dividend, competing in equal terms with common shares in any dividend allocated above that percentage;

•              right to be included in the public offering for the disposal of the shareholding control under the conditions set forth in art. 254-A, with the wording given by Law 10303, dated October 31, 2001, which guarantees a price at least equal to 80.0% of the amount paid per common share of the integral part of the control block;

•              priority in capital reimbursement in case of liquidation of the Company.

Preferred shares may acquire voting rights if the Company fails to pay, for at least three consecutive years, the minimum dividend to which they are entitled and such right shall continue up to the payment of the first next dividend.

Restrictions on Foreign Investment

According to Sadia’s Bylaws, 51.0% of the voting capital of the Company must be held by Brazilian citizens. The right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally are subject to several mechanisms that permits a foreign investor to trade directly in Bovespa.

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

As of December 31, 2006 there were approximately 7 U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately 16.3 % of the total preferred shares.

B. Plan of Distribution

Not Applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

Of Brazil’s stock exchanges, Bovespa has been the most significant in recent years. During 2006, the Bovespa accounted for almost the total of the trading value negotiated in Brazil.

Bovespa is a non-profit entity owned by its member brokerage firms. Trading on Bovespa is limited to member brokerage firms and a limited number of authorized non-members. There is also trading in the so-called after-market. Only shares that were traded during the regular trading session of the day may be traded in the after-market of the same day.

There are no specialists or market makers for the Company’s shares on Bovespa. The CVM and Bovespa have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on Bovespa may be effected off the exchange under certain circumstances, although such trading is very limited.

In December 2006, the aggregate market capitalization of the companies listed on Bovespa Index was approximately US$ 552.2 billion. Although any of the outstanding shares of a listed company may trade on Bovespa, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Bovespa tend to overstate the liquidity of the Brazilian equity securities market. The Brazilian equity securities market is relatively small and illiquid compared to major world markets.

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

According to the CMN (Brazilian Monetary Council) Resolution 2,689, since international investors are not established or resident in the country, it is necessary to hire an institution to act as:

•              Legal Representative, who will responsible to present all the registration information of the investor to the Brazilian authorities. When the representative is an individual or a non-financial corporation, the investor must indicate a financial institution duly authorized by the Central Bank that will be jointly and severally responsible for the representative’s obligation.

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

More information can be found on the Bovespa website: www.bovespa.com.br.

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

C. Material Contracts

Not applicable.

D. Exchange Controls

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil, in which rates were freely negotiated, but could be strongly influenced by Central Bank intervention:

•              the commercial rate exchange market, which was dedicated principally to trade and financial foreign exchange transactions, such as the buying and selling of registered investments by foreign entities; and

•              the floating rate exchange market that was generally used for transactions not conducted through the commercial rate exchange market.

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified into a sole exchange market, effective as of March 14, 2005.  The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency by individuals or legal entities, without limitation as to amount, provided that the underlying transaction was legal and based on valid economic grounds.  Foreign currencies may only be purchased through financial institutions domiciled in Brazil and authorized to operate in the exchange market.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real-U.S. dollar exchange rate could float.  Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band and on January 15, 1999, allowed the real to float.  As of April 17, 2007, the PTAX-800 exchange rate for purchasing U.S. dollars was R$2.035 to US$1.00.

The Company will make all cash distributions on Preferred Shares in reais and consequently exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary. Fluctuations in the U.S. dollar/real exchange rate may also affect the U.S. dollar equivalent of the Preferred Share price in reais on the Brazilian stock exchanges.

E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of a preferred share and a preferred ADS. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold preferred shares or preferred ADSs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, certain former U.S. citizens or residents, investors that will hold preferred shares or preferred ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction for tax purposes, investors that have a functional currency other than the U.S. dollar, investors liable for alternative minimum tax,  partnerships and other pass-through entities, and investors that own or are treated as owning 10.0% or more of the voting shares of the company). Each prospective purchaser of a preferred share or preferred ADS should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations.

The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Those authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the holders of preferred shares or preferred ADSs. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement relating to the preferred ADSs and any related documents will be performed in accordance with its terms.

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

Taxation of Dividends

Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the depositary in respect of the preferred shares underlying the preferred ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, are not subject to any withholding tax in Brazil. The current tax legislation eliminated the then existing 15.0% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated until December 31, 1993 will be subject to Brazilian withholding tax of 25.0%.

Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15.0%, if distributed expenses on dividends paid as interest on equity, are neither deductible from the calculation basis of corporate income tax nor from the social contribution on income.

Taxation of Gains

Gains realized outside Brazil, until December 31st, 2003, by a non-Brazilian holder on the disposition of Preferred ADSs to another non-Brazilian holder are not subject to Brazilian tax. From January 1st, 2004 on, investments made in permanent assets by non resident are subject to the payment of income tax over capital gains. The gain will be charged at a 15.0% or 25.0% rate if the beneficiary is a tax haven country resident or from on any jurisdiction where taxing rates are below 20.0%. The taxable capital gain is calculated on the difference from the selling value of the asset and the declared value to Brazilian Central Bank (in foreign currency) by the time of registration. As of January 1, 2005 operations of stock, mercantile and future exchange are subjected to a withholding tax at a rate of 0,005% according to Law nr. 11,033 of December 21, 2004. This value is deductible from withholding tax paid upon capital gains. Pursuant the same act stock operations held by an individual with a monthly value up to R$ 20,000 will be exempt of the withholding tax.

The withdrawal of preferred shares in exchange for Preferred ADSs is not subject to Brazilian tax. The deposit of preferred shares in exchange for Preferred ADSs is not subject to Brazilian tax if the preferred shares are registered by the investor or its agent under the 2,689 Regulation. In the event the preferred shares are not so registered, the deposit of preferred shares in exchange for Preferred ADSs may be subject to Brazilian tax at the rate of 15.0% or 25.0%. On receipt of the underlying preferred shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian holders are subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. When the preferred shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15.0% or 25.0% on gains realized on sales or exchanges of preferred shares that occur in Brazil to or with a resident of Brazil, outside of Bovespa. From January 2004, on this taxation is also applicable to gains accrued in transactions conducted by non-Brazilian holders. Non-Brazilian holders are subject to withholding tax at the rate of 20.0% on gains realized on sales or exchanges in Brazil of preferred shares that occur on Bovespa unless such sale is made under the 2,689 Regulation. Gains realized arising from transactions on Bovespa by an investor under the 2,689 Regulation are not subject to tax (except as described below). The gain realized as a result of a transaction on Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on Bovespa will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in reais. There are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of preferred ADSs and for certain non-Brazilian holders of preferred shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future. As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the preferred ADSs or preferred shares is resident of a tax haven, i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% in accordance with Law No. 9,959, of January 27, 2000. In other words, gains realized by such holder on the sale or exchange in Brazil that occur in the spot market of shares traded on a Brazilian stock exchange will be taxed at a rate of 20.0%. Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by the depositary on behalf of holders of preferred ADSs will be subject to Brazilian income taxation at the rate of 15.0% or 25.0%, unless such sale or assignment is performed within Bovespa, and with the investments registered under 2,689 Resolution or Annex V from Central Bank, in which the gains are exempt from withholding income tax. Any gain on the sale or assignment of preemptive rights relating to preferred shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of preferred shares. The maximum rate of such tax is currently 15.0%, except for non-resident holders domiciled in tax haven countries, where rates are 25.0%.

Notional Interest Charge Attributed to Shareholder’s Equity

Distributions of interest on equity in respect of the preferred shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15.0%. In case the non-Brazilian resident is a tax haven country resident or is under the jurisdiction of a region where tax rate is below 20.0%, he will be entitled to pay a rate of 25.0%. Since 1996, such payments have been tax deductible by the Company. Since 1997, the payments have also been deductible in determining social contributions and income tax by the Company as long as the payment of a distribution of interest is approved at the Company’s general meeting. The board of directors of the Company alone may determine the distribution of interest on shareholders’ equity. No assurance can be given that the board of directors of the Company will not determine that future distributions of profits be made by means of interest on shareholders’ equity instead of by means of dividends.

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

Pursuant to Decree number, 2,219 of May 2, 1997, and Ordinance no. 5 of January 21, 1999, issued by the Ministry of Finance, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in the preferred shares or preferred ADSs and those made under Regulation nr. 2,689, which substituted Annex IV Regulations) is subject to a financial transaction tax (IOF), although at present the rate of such tax is 0.0%. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law nr 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25.0%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

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

United States Tax Considerations

US Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADSs.  This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal income tax other than income taxation; investors are urged to consult their own tax advisors regarding such matters.

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADS, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADS that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of Preferred Shares or Preferred ADSs.

Nature of Preferred ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a Preferred ADS will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADSs, and Preferred ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADS (including for this purpose a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADS on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADS (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADS, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADS in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15.0% if the dividend is a “qualified dividend.” A dividend on a Preferred ADS will be a qualified dividend if (i) the Preferred ADSs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company. The Preferred ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange.  Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable years, nor does it anticipate being classified as a PFIC in 2007 or in future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to qualified dividends subject to the reduced rate of tax.  Holders of Preferred ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.” A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADSs to the extent the U.S. holder has not held the Preferred ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006).  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. A dividend will not be eligible for the corporate dividends received deduction.

Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADS will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADS and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred ADS, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred ADS.

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADS unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable years, nor does it anticipate being classified as a PFIC in 2007 or in future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurances can be provided that the Company will not be considered a PFIC for the current (or any past) taxable year).  If the Preferred ADSs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible  imposition of ordinary income treatment on gains that would otherwise be taxed as capital gains, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADS would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADS to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28.0%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. Dividends and Paying Agents

Not Applicable.

G. Statement of Experts

Not Applicable.

H. Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. Sadia’s SEC filings, including this annual report and the exhibits thereto, are also available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission. Information can be obtained either on the SEC website (www.sec.gov) or by phone 1-800-SEC-0330. Company documents and statutory information are also available at Sadia’s website (www.sadia.com). Information regarding legal issues can be obtained from the Company’s U.S. legal counsel, Greenberg, Traurig LLP, at 1-212-801-9380.

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

Foreign Currency Risk

The Company’s exposure to foreign currency are mainly due to Sadia’s external revenues, that in 2006 accounted for 43.0% of  the Company’s total gross operating revenues, and its debt denominated in U.S. dollars, that on December 31, 2006 accounted for 2,815.9 million.

The percentage of the Company’s dollar and reais denominated debt on December 31, 2006 were as follows:

Debt Breakdown (%)
Short-term debt
Denominated in reais	32.9%
Denominated in U.S. dollars	52.2%
Long term debt:
Denominated in reais	4.9%
Denominated in U.S. dollars	10.0%
Total	100.0%

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

The table below provides information on Company’s foreign currency as of December 31, 2006.

Instruments Denominated in U.S. Dollars

	2007	2008	2009	2010	2011	After 2012	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents	265,667	—	—	—	—	—	265,667	265,667	5.25
Investments in debt securities	1,701,719	—	—	—	—	—	1,701,719	1,701,719	8.37
Total	1,967,386	—	—	—	—	—	1,967,386	1,967,386

Liabilities
Short term debt	752,461	—	—	—	—	—	752,461	752,691	1.09
Long term debt	143,948	113,268	156,968	1,025,730	594,552	28,967	2,063,433	2,101,839	3.98
Total	896,409	113,268	156,968	1,025,730	594,552	28,967	2,815,894	2,854,530

Foreign currency and interest rate swap contracts notional amount - reais to US dollars	1,532,559	12,908	9,376	—	—	—	1,554,843	113,286

For the interest rate swap contracts, the average paying rate in reais was 100% CDI, and the average receiving rate in US dollars was of 4.71%.

Interest Rate Risk

The Company’s exposure to interest rate is basically due to the Company’s floating rate debt, that amounted to R$3,270.9 million on December 31, 2006.

The percentage of the Company’s debt subject to fixed and floating interest rates on December 31, 2006 were as follows:

Debt Breakdown (%)
Fixed rate
Denominated in reais	17.2%
Denominated in U.S. dollars	21.5%
Floating rate
Denominated in reais	20.6%
Denominated in U.S. dollars	40.7%
Total	100.0%

Sadia’s floating interest rate exposure is primarily subject to the variations of Libor as it relates to U.S. dollar denominated debt and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank and other exchange variation. On December 31, 2006, the TJLP was equivalent to 6.9% per year.

The table below provides information about Sadia’s significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2006.

Rate Sensitive Instruments
R$ Thousand

	2007	2008	2009	2010	2011	After 2012	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents
Denominated in reais	200,931	—	—	—	—	—	300,931	200,931	0.00
Denominated in reais	259,697	—	—	—	—	—	259,697	259,697	15.80
Denominated in U.S. dollars	32,754	—	—	—	—	—	32,754	32,754	0.00
Denominated in U.S. dollars	232,913	—	—	—	—	—	232,913	232,913	5.25

Investments in debt securities
Denominated in reais	—	45,286	53,992	—	—	29,849	129,127	129,127	7.68
Denominated in U.S. dollars	1,701,719	—	—	—	—	—	1,701,719	1,701,719	8.37

Total	2,428,014	45,286	53,992	—	—	29,849	2,557,141	2,557,141

Liabilities
Short-term debt
Fixed rate
Denominated in reais	231,660	—	—	—	—	—	231,660	231,660	8.75
Denominated in U.S. dollars	279,796	—	—	—	—	—	279,796	279,796	1.09
Floating rate
Denominated in reais	242,446	—	—	—	—	—	242,446	254,861	0.00
Denominated in U.S. dollars	472,665	—	—	—	—	—	472,665	472,895	5.42
Total	1,226,567	—	—	—	—	—	1,226,576	1,239,212

Long term debt:
Fixed rate
Denominated in reais	16,447	7,701	7,701	2,762	1,070	135,026	170,707	170,707	9.41
Denominated in U.S. dollars	29,796	30,115	23,438	23,438	23,438	28,967	159,192	159,192	3.98
Floating rate
Denominated in reais	54,313	121,632	113,204	113,204	113,199	135,985	651,537	651,537	10.44
Denomineted in U.S. dollars	114,152	83,153	133,530	1,002,292	571,114	—	1,904,241	1,942,647	8.94
Total	214,708	242,601	277,873	1,141,696	708,821	299,978	2,885,677	2,924,083

Total debt	1,441,275	242,601	277,873	1,141,696	708,821	299,978	4,112,244	4,163,295

Credit risks

The Company is subject to credit risks related to customer accounts receivable, financial investments and derivative contracts. Credit risks from accounts receivable are minimized by the pulverization of the customer portfolio, in which no group is responsible for more than 10.0% of the Company’s consolidated revenues. Risks associated with financial instruments are lessened by hiring first-line financial institutions, subject to the limitations pre-established by the Credit and Financial Committees.

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

The Company does not enter into future or options contracts to protect itself against changes in the commodities prices but is in the process of elaborating a Hedging Policy for Commodities for this purpose. Currently, Sadia maintains a risk management strategy based on its inventory policy through physical control, which includes acquisition of grains that guarantee future volumes and costs.

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

The Company has created a Disclosure Policy Committee composed of the Chairman of the Board of Directors, Walter Fontana, the Chief Executive Officer, Gilberto Tomazoni, the Chief Financial Officer and Investor Relations Officer, Welson Teixeira Júnior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

The certifications required by this Item have been filed as Exhibits 12.01 and 12.02.

A.            Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control—Integrated Framework, issued by the COSO. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

B.             Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sadia S.A.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Sadia S.A. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sadia S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Sadia S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Sadia S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sadia S.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 27, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil

June 27, 2007

C.             Changes in internal control over financial reporting.

There were no changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16

A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francisco Silverio Morales Cespede is the audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations. The audit committee is already fully in compliance with the requirements of Sarbanes-Oxley. See Item 6.C. Board Practices-Audit Committee. The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.sadia.com.

B. Code of Ethics

The Company has adopted a Code of Ethics (called “Código de Ética”) that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The English version of the Code can be downloaded at the Company’s website (www.sadia.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If the Company makes any substantive amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, it will disclose the nature of such amendment or waiver on its website.

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, during the fiscal years ended December 31, 2006 and 2005:

	Audit Fees (Thousand R$)
	2006	2005
Audit fees	1,022	693
Audit-related fees	64	105
Tax-fees	—	—
Total fees	1,086	798

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes for 2006 and 2005, in connection with the audit of the Company’s annual financial statements and review of the Company’s quarterly financial information.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial Statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

Report of Independent Auditors	F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4

Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	F-6

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2006, 2005 and 2004	F-8

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-9

Notes to Consolidated Financial Statements	F-10

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

SADIA S.A.

Date: June 29, 2007

By:	/s/ GILBERTO TOMAZONI	By:	/s/ WELSON TEIXEIRA JÚNIOR
Name: Gilberto Tomazoni		Name: Welson Teixeira Júnior
Title: Chief Executive Officer		Title: Chief Financial Officer

Exhibit 1.01 Sadia Bylaws

SADIA S.A.

BYLAWS

RESTATED AT THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON 12.15.2005 AND AMENDED BY THE EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON JANUARY 12, 2007 (01/12/2007) AND MARCH 01, 2007 (03/01/2007)

CHAPTER I

THE COMPANY,  ITS HEADQUARTERS AND PURPOSE

ARTICLE 1

SADIA S. A. is a company governed by these Bylaws, by the Joint Stock Company Act and by all other Laws and Regulations applicable to the Company and its business purpose.

ARTICLE 2

The Company’s headquarters is located at Rua Senador Attilio Fontana nº 86, Centro, in the County of Concórdia, State of Santa Catarina, with jurisdiction in the same county.

ARTICLE 3

The duration of this Company is indefinite.

ARTICLE 4

The purpose of this Company is to engage in:

a)             Agricultural, industrial and commercial activities related to food products, generally;

b)            The operation of slaughterhouses, tanneries, meat packing plants, factories producing preserves, whether or not canned, meats, fats and dairy products, processing of vegetable oils, as well as the operation of cold storage depots including meat warehousing, preservation, storage and classification;

c)             Meats, generally, byproducts and selected cuts;

d)            Processing and sale of wheat, other grains and their by-products;

e)             Livestock farming (cattle, swine, sheep, goat and poultry);

f)             Lumber mills;

g)            Road transportation of own and third party goods and rental of cold stores, silos and warehouses;

h)            All activities related to agriculture and agribusiness and marketing of grains and other primary and/or processed products in the domestic and foreign market;

i)              Processing and marketing of substances and products, generally, for human food and animal feed;

j)              Processing and marketing of chemical, sanitary and veterinary products for use in agriculture, poultry, cattle and swine raising, i.e., livestock, generally;

k)             Forestry and reforestation activities;

l)              Any other agricultural, industrial and commercial activities correlated to the purposes of the Company;

m)            Planning and development of agricultural and engineering projects, under the responsibility of professionals duly qualified by the appropriate bodies.

Sole clause —       Leasing cold storage chambers, silos and depots, as described in letter “g” of this Article, does not fall under general warehouse activities as set out in Executive Order No. 1102, of 21/11/1903.

CHAPTER II

CAPITAL STOCK

SECTION I

SUBSCRIBED CAPITAL

ARTICLE 5

Capital Stock is one billion and five hundred million reais (R$ 1,500,000,000.00), fully paid-in, divided into six hundred and eighty-three million (683,000,000) no par value shares, of which two hundred and fifty-seven million (257,000,000) are common shares and four hundred and twenty-six million (426,000,000) are preferred shares with no voting rights.

SECTION II

CAPITAL INCREASE

ARTICLE 6

The Company may increase the capital stock upon a resolution by the Shareholders Meeting, proposed by the Board of Directors, and after hearing the Audit Committee, using:

a)             The reserves, retained or suspended earnings, surplus capital or special reserves resulting from monetary restatement;

b)            Annual restatement of the monetary expression of the capital stock, observing the provision in Article 7 of the Bylaws;

c)             Issuance and placement of shares by subscription.

Paragraph 1 —      The capital increases described in items “a” and “b” will observe the provision in Article 17, clause 4, of Law No. 6404/76.

Paragraph 2 —      Resolutions relating to capital stock increase shall indicate the number and type of shares to be issued and shall be transcribed in the minutes of the Meeting.

Paragraph 3 —      The Executive Management Board shall submit the corresponding minutes of the Shareholders Meeting to the Commercial Registry for annotation and filing, within 30 (thirty) days from the capital increase.

ARTICLE 7

Regardless of having reached the limit contemplated in item I of Article 297 of Law No. 6404/76, the Shareholders Meeting shall make a resolution in the year following that of its calling about the transfer of the capital reserve to the capital stock as referred to in Article 167 of the same Law.

ARTICLE 8

The following conditions for subscription and payment shall be observed in the issuance and placement of capital shares:

I. In increases by subscription, the Shareholders Meeting shall indicate:

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

II. Whenever the issuance of shares permits a term subscription or subscription by installments, the Subscription Bulletin shall specify the down amount, the number and amount of the installments and the respective payment dates as follows:

a)             A minimum payment of 10% (ten per cent) of the subscribed amount must be paid at the time of subscription; this amount may be received by the Company, whether or not by means of a bank deposit;

b)            If the shareholder fails to make any payment of the subscription installment on the due date, this shall imply, regardless of any notice:

b.1)         Accelerated maturity of all subsequent installments which shall become due by the shareholder;

b.2)         A default and, consequently, subject to interest on arrears at the rate of one percent (1%) of the amount of the overdue and unpaid installments plus restatement based on the nominal variation of the National Treasury Bonds (OTNs) or any other official index, at the discretion of the Board of Directors;

b.3)         The Company’s right to file, at its discretion, against the shareholder and joint debtors, an execution action to collect the amounts due or to sell the shares at the Stock Exchange, at the Shareholders’ account and risk, as permitted by Law.

III. Whenever capital is increased by subscription, the COMPANY shall establish a period no shorter than thirty (30) days for the shareholders to exercise their preemptive rights.

ARTICLE 9

Upon a resolution of the Board of Directors and observing the provisions of Article 30 of Law 6404/76, the COMPANY may negotiate its own shares.

CHAPTER III

THE SHARES

SECTION I

PROVISIONS APPLYING TO SHARES

ARTICLE 10

The following provisions apply to Company shares:

I.              All company shares shall be book-entry shares and remain in deposit accounts with BANCO BRADESCO S.A., on behalf of their holders, no certificate being issued, pursuant to Articles 34 and 35 of Law No.  6404/76, dated 12/15/1976.

II.            Preferred and common shares are entitled to a compulsory minimum dividend of twenty-eight percent (28%) of the net income for the year, established in accordance with Article 202, items I to III, Law No. 6404/76, also observing the provisions of letter “b” of Article 12 of these Bylaws.

III.           Ordinary and preferred shares shall participate equally in capital increases derived from net income and reserves, revaluation of assets and yearly capital restatement.

IV. In capital increases, classes of shares may be created or shares may be issued without observing the previously existing proportional relation between classes and kinds of shares.

V.            Provided that the maximum limits established by the Brazilian Securities Exchange Committee are observed, the maintenance agreement relating to book-entry share services may authorize the financial institution to charge the shareholder a fee for assignment of the title of ownership to the shares.

SECTION II

COMMON SHARES

ARTICLE 11

Only COMMON shares are entitled to vote the resolutions of the Shareholders Meeting.

Sole Paragraph — Fifty-one percent (51%) of the capital with voting rights shall be owned by Brazilian citizens.

SECTION III

PREFERRED SHARES

ARTICLE 12

PREFERRED shares are not entitled to vote and shall enjoy the following advantages:

a)             priority in the proportional receipt of twenty-eight percent (28%) of the net income for the year, as minimum noncumulative dividend, competing in equal terms with common shares in any dividend allocated to them above that percentage;

b)            right to be included in the public offering for the disposal of the shareholding control under the conditions set forth in art. 254-A, with the wording given by Law 10303, dated 10.31.2001, with a guaranteed price at least equal to eighty percent (80%) of the amount paid per share with voting right and which is an integral part of the control block ;

c)             priority in capital reimbursement in case of Company windup.

Sole Paragraph — Preferred shares with no voting right may acquire this right if the Company fails to pay, for at least three (3) consecutive years, the minimum dividend to which they are entitled and such right shall continue up to the payment of the first next dividend.

ARTICLE 13

Shareholders agreements on purchase and sale or preemptive rights on the acquisition of shares or on exercising voting rights shall be valid, before the Company, only after being filed in the Company’s headquarters.

CHAPTER IV

THE MANAGEMENT

ARTICLE 14

The Company shall be managed by a Board of Directors and an Executive Management Board, both formed by Brazilian citizens or a majority of Brazilian citizens domiciled in that country, whose powers shall prevail in decision-making.

Paragraph 1 — The term of office of the members of the Board of Directors and of the Executive Directors shall be unified and last one year, extending up to the entry upon office of the new administrators, reelection being permitted.

Paragraph 2 — The members of the Board of Directors and the Executive Directors shall enter upon office by signing the corresponding installation certificate or by subscribing the minutes of the meeting of election in the corresponding books of minutes of meetings at which time a Declaration of Principles shall also be signed.

SECTION I

BOARD OF DIRECTORS

ARTICLE 15

The Board of Directors shall comprise a minimum of seven (7) to a maximum of eleven (11) members, all of them necessarily shareholders, and shall be governed by an Internal Regulation that will establish, among other matters deemed convenient, the operation of this body and of its subordinated Committees, the rights and duties of the Board members and the relationship of the Board of Directors with the Executive Management Board and other corporate bodies.

Paragraph 1 — The Shareholders Meeting shall elect the Board Members and among them, the Chairman and one or more Vice Chairman who, following the order of election, shall substitute for the Chairman in cases of absence, impediment or vacancy.

Paragraph 2 — If a vacancy occurs whereby the number of Board Members is reduced below the minimum number fixed in these Bylaws, a Shareholders Meeting shall be called within thirty (30) days to fill the vacant positions. The term of office of the new members of the Board of Directors, elected to fill the vacancies, shall coincide with that of the other Board Members.

Paragraph 3 — Any shareholder desiring to nominate one or more member(s) to the Board of Directors shall inform the Company  the name, qualification and full professional résumé of the candidates, the positions that they occupy in other companies, as the case may be, and evidence of compliance with the requirements of art  147, Paragraph 4, of Law No. 6404/76, and with the Brazilian Securities Exchange Committee — CVM regulations, confirming thereon that there are no impediments to the election as contemplated in the aforementioned legal statute, regulations and in these Bylaws. The Company will transmit immediately to CVM and to São Paulo Stock Exchange - BOVESPA, by electronic means, the communications received and their supporting documentation and, if received on time, will inform the shareholders that all of the above are at their disposal at the company’s main address and in its Internet Site.

Paragraph 4 — It shall be incumbent upon the shareholder that nominates candidates to the Board of Directors to evaluate and, later, upon the Shareholders Meeting to consider, in making a resolution about the election of members to the Board of Directors, the adequacy of the candidates in the following situations in which the existence of a conflict of interests may be presumed:

(i).                                 a candidate holding a job or function, particularly in the management, or in advisory and audit committees, of other legal entities that may be considered competitors of this Company in the market, or

(ii).                              a candidate that, cumulatively, (a) has been elected by a shareholder who has also been elected an administrator or Statutory or Audit member of a competing business in the market and (b) cannot be characterized as an independent member in relation to the shareholder(s) who elected that member, as per definition in Paragraph 5 below).

Paragraph 5 — A Board Member will be considered independent when the Member: (i) has no relationship with the Voting Shareholder, except interest in the capital; (ii) is not a controlling shareholder, spouse or relative up to the second degree of the Voting Shareholder or who has not had, in the last twelve (12) months, a relationship to, and/or has not been associated with a company or entity related to the Voting Shareholder (persons related to public educational and/or research institutions are excluded from this restriction); (iii) has not been, in the last twelve (12) month, an employee, administrator or member of the statutory council of the Voting Shareholder, of the respective controlling shareholder or of the company controlled by them or associated to them; (iv) has not been a direct or indirect supplier or buyer of services and/or products of the Voting Shareholder to a magnitude implying loss of independence; (v) has not been an employee or administrator of a Company or entity offering or acquiring services and/or products to and from the Voting Shareholder; (vi) is not a spouse or relative up to the second degree of the administrator of the Voting Shareholder; (vii) does not receive other compensation from the Voting Shareholder, its controlling shareholder or the entity controlled or sponsored by it (cash income from interest in capital is excluded from this restriction).

Paragraph 6 — Any shareholder that nominates candidates to the Board of Directors shall inform, if applicable and at the time of election, after conducting the evaluation referred to in the above paragraph 5, whether the candidate falls under any of the ineligibility or presumed conflict provisions contemplated in Law 6404/76, in CVM regulations or in these Bylaws, to enable the Shareholders Meeting to examine whether a conflict exists in the actual case and whether to waive it.

Paragraph 7 — For the purposes of the provisions in article 115 of Law 6404/76, the vote  to elect a member to the Board of Directors shall be considered abusive if cast by a Voting Shareholder who, aware of the existence of a conflict of interest or reason for ineligibility, fails  to inform the Company as prescribed in the above paragraph 6 and, later, the Shareholders Meeting, about the existence of such reason for ineligibility or of facts that might lead to the presumption of a conflict of interest on the part of the elected member.

Paragraph 8 — If, after the election of the Member, a fact falling under the same assumptions leading to a presumption of conflict of interest as described in Para. 4 occurs, it shall be incumbent upon the Board member to communicate such fact to the Chairman of the Board of Directors. If the supervening fact is related to the Voting Shareholders and is not personally related to the Board member, it shall be incumbent upon the Voting Shareholders to inform the fact to the Chairman of the Board of Directors who, in turn, will submit the matter to the Shareholders Meeting.

Paragraph 9 — For the purpose of Paragraphs 4, item (ii), letter (a) and 8 of this article,  a Board member shall be considered as having been elected as such when (i) the shareholder who has done it did it on an individual basis or (ii) the votes of that shareholder, if individually considered, were essential to complete the minimum percentage required by Paragraph 4 of art. 141 of Law No. 6404/76 for exercising the right to a separate election of the member of the Board of Directors of this Company.

Paragraph 10 — No member of the Board of Directors shall have access to information, participate in meetings of the Board of Directors or of any administrative bodies, vote or in any way intervene in matters in which, directly or indirectly, such member is in a situation of conflicting interest with the company’s interests, in accordance with Paragraph 4, item (ii), letter (a) of this article.

ARTICLE 16

The ordinary meetings of the Board of Directors will be held at least on a quarterly basis, on the dates fixed in advance in the annual calendar prepared by the Chairman of the Board of Directors. The extraordinary meetings will be held whenever required, upon a call made to its members made at least twenty-four (24) hours in advance, indicating date, time and place of the meeting, with a brief description of the Order of Business.

Paragraph 1 — Notices shall be given by the Chairperson of the Board of Directors or at the request of three (3) of its members and, should the Chairperson fail to comply with it within five (5) days, those members may call the meeting directly, however, it shall be held at the same address of the Company’s Executive Management.

Paragraph 2 — The quorum for the meetings of the Board of Directors shall be a minimum of six (6) of its members present in person.

Paragraph 3 — In the meetings of the Board of Directors, each member shall be entitled to one (1) vote.

Paragraph 4 — Save for the provisions in the Sole Paragraph to Article 17, the decisions of the Board of Directors shall be adopted, in any case, by the majority voting of the members present and the Chairperson is entitled to the casting vote, without prejudice of his/her own vote.

Paragraph 5 — The meetings of the Board of Directors shall be entered in the Book of Minutes of Meetings of the Board of Directors and the resolutions destined to be effective before third parties shall be transcribed as determined by the Board of Directors.

ARTICLE 17

It is incumbent upon the Board of Directors to:

I —         Establish and monitor the general direction of the Company’s business and of any other companies under its control.

II —        Establish and monitor all operational and administrative Company regulations, particularly those related to:

a)             Personnel hiring and management, allocation, careers, levels, salaries and wages as well as fringe benefits of the Company’s employees;

b)            Controls, audit, accounting and statistics;

c)             Acquisition, administration and disposal of permanent assets.

III —       Elect and remove the Executive Directors and define their titles and duties, scope of activities  and, in case an aggregate amount is established by the Shareholders Meeting,  individual fees.

IV —       Make a resolution, at any time, about the distribution of interim dividends from interim balance sheet accounts, or Retained Earnings or Profit Reserve.

V —        Approve:

a)             The Company’s administrative structure and respective positions, duties and salaries;

b)            The Strategic Plan;

c)             The Yearly Operational Plan and the corresponding capital, investment and financial budgets as well as divestitures;

d)            Interim balance sheets prepared by the Company;

e)             The balance sheet, statements of income and annual report to be submitted to the Shareholders Meeting;

f)             The acquisition of assets under property, plant and equipment whenever, due to their nature and/or cost, the amount exceeds that contemplated in a specific project which is an integral part of the Yearly Operational Plan;

g)            The disposal of assets under property, plant and equipment when, due to its nature and/or amount, they have not been included in the Yearly Operational Plan;

h)            Interest in other Companies of any nature, as a shareholder or quota holder;

i)              Nomination of administrators for the controlled, affiliate or associated companies; and

j)              Any operation exceeding the scope of the Executive Management Board or which fails to meet the approved budgets, policies and rules of the Board of Directors.

VI —       Call the Shareholders Meetings when required by Law and by these Bylaws or whenever deemed convenient.

VII —     Approve proposals to be submitted to the Shareholders Meetings and relating to:

a)             Amendment to the Bylaws;

b)            Modification of the Capital Stock;

c)             Merger with another Company, amalgamation into or of other Company;

d)            Creation of other statutory reserves;

e)             Distribution of the profits determined in the annual balance sheet.

VIII — Authorize the Executive Management Board to:

a)             Waive Corporate rights, unless those rights are derived from the normal course of corporate businesses, and in the case of donations aiming to provide support to social, philanthropic and similar projects and programs, provided that in this case the limit established in the Yearly Operational Plan, letters “g” and “h” to Article 23 of these Bylaws, is observed;

b)            Acquire and dispose of shares or quotas and encumber them, always observing the provisions of Article 36 of these Bylaws

c)             Offer collaterals, except in the case of financial operations contemplated in the Yearly Operational Plan;

d)            Assign, by means of an agreement with a commercial purpose, and for a definite period of time, whether or not renewable, the use of the trademark “SADIA”, logos, emblems, symbols and other distinct signs which identify the Company, as well as other trademarks, know-how, intellectual property works and patents which are, or may come to be, its property, except in the case of its use in relation to products which, even though processed by third parties, are destined to be exclusively marketed by the Company, provided that observing Article 23, letter “f” of these Bylaws; and

e)             Dispose of, by means of a definitive assignment, trademarks, patents, know-how, characters or any other intellectual work owned by the Company.

IX —      Require, at any time, the examination of specific corporate matters or business and issue general rules or instructions about them to be observed by the Executive Management Board.

X —        Follow up the management and the performance of the Executive Management Board.

XI —      Create, at any time, on a temporary or permanent basis, committees or work groups, always presided by a member of the Board of Directors and formed by administrators, employees or hired professionals, for the specific purpose of preparing projects, carrying out analysis and making recommendations on certain matters or following up activities in any Corporate area.

XII —     Prepare and approve the Internal Regulation of the Board of Directors and the Company’s Code of Conduct.

XIII —    Evaluate formally the results achieved by the Company.

Sole Paragraph — The matters referred to under numbers I, III, IV, letters “a”, “b”, “c”, “f” and “g”  of number V; under number VII, letters “a”  and  “c”  of number VIII and under number XII may only be approved by the vote of at least half plus one of the acting members of the Board of Directors.

XIV — Appoint and remove independent auditors for the Company.

ARTICLE 18

It is incumbent upon the Chairperson of the Board of Directors:

I —         Comply with and enforce compliance with these Bylaws, the Internal Regulation of the Board of Directors, the Company’s Code of Conduct, the resolutions of the Shareholders Meeting and of the Board of Directors and keep abreast of the corporate operations.

II —        Safeguard, within the scope of its duties, the effectiveness of the shareholders agreement filed in its headquarters.

III —       Formally convene the Shareholders Meetings and chair them.

IV —       Call and chair the meetings of the Board of Directors.

V —        Provide guidance to the Executive Management Board on resolutions approved by the Board of Directors.

SECTION II

AUDIT COMMITTEE

ARTICLE 19

The Audit Committee is a technical permanent body whose duty is to assist the Board of Directors. It is formed by three (3) to five (5) members of the Board of Directors, elected by the Board of Directors for an annual unified term of office. Three (3) of those members shall be compulsorily independent members as defined in its Internal Regulation. At least one (1) of the independent members shall have proven experience and knowledge of finance and controls, including some understanding of international accounting standards.

Paragraph 1 —      The Audit Committee shall have, among its members, a Coordinator appointed by the Board of Directors at the same meeting that formed it.

Paragraph 2 —      The Internal Regulation of the Audit Committee shall establish how it shall be called, the frequency of meetings and any other formalities regarding the participation of guests and the resolutions to be made by this body.

Paragraph 3 —      The non-independent members of the Audit Committee shall not be entitled to vote the collegiate resolutions of this body.

ARTICLE 20

It is specifically incumbent upon the Audit Committee, without prejudice of a better detailing of its duties in its Internal Regulation:

a)             Monitor the effectiveness of the procedures relating to the preparation of the annual and other regular financial reports of this Company;

b)            Verify the maintenance of efficient accounting systems and internal controls, monitoring them on an ongoing basis;

c)             Monitor the risk management system relating to the internal control environment of this Company;

d)            Analyze in advance the reports to be submitted to the Brazilian and to the U.S. Securities and Exchange Commission  (CVM and SEC);

e)             Select and refer external auditors to be engaged, including their respective work proposals and fees, to the Board of Directors, for approval;

f)             Approve in advance the engagement, by the Company, of all other services to be rendered by external auditors, particularly consulting services, ensuring compliance with the applicable legislation;

g)            Establish procedures for investigating and taking action in cases of misconduct as well as in relation to receiving, handling and responding to accusations relating to accounting practices, internal controls in the issuance of financial reports and internal audit;

h)            Analyze, prior to submitting to the Board of Directors, transactions with Related Parties, as referred to in the current legislation;

i)              Submit a proposal to the Chairperson of the Board of Directors, when preparing the operational plan, to include the required amount to fund the activities of the Audit Committee in the annual budget of the Board of Directors ; and

j)              Supervise the services and prepare a formal evaluation of the performance of the internal audit of this Company.

SECTION III

THE EXECUTIVE MANAGEMENT BOARD

ARTICLE 21

The Executive Management Board  shall comprise a minimum of seven (07) and a maximum of twenty-five (25) members, whether or not shareholders, being one of them appointed Managing Director and the remaining appointed Directors, all of them elected by the Board of Directors. In the election act, the Board of Directors shall also designate their titles and respective fees.

ARTICLE 22

The Executive Management Board  shall be convened at least once a month, called by the Managing Director or, in his/her absence, by at least three (3) Directors jointly, whatever their titles, and the minutes of such meetings shall be transcribed in the pertinent book.

Paragraph 1 — The meetings of the Executive Management Board shall be presided by the Managing Director or, in his/her absence, by any Director, as provided for in Article 23, letter “m”.

Paragraph 2 — The quorum for meetings of the Executive Management Board shall be at least seven (7) Directors and the resolutions shall be approved by majority voting.

ARTICLE 23

With the observance of the scope of duties of the Board of Directors, it shall be incumbent upon the Executive Management Board :

a)             Manage the corporate business seeking to safeguard the Company’s interests, carrying out and enforcing compliance with the laws, these Bylaws and the resolutions approved by the Shareholders Meeting and by the Board of Directors.

b)            Submit to the Board of Directors the matters referred to under Article 17, item IV and V, letters “b”,  “c”,  “d”  and  “e”  of item VIII and item IX of these Bylaws.

c)             Approve or validate borrowing, financing and leasing operations;

d)            Approve the acquisition, disposal and renting of assets under property, plant and equipment, observing the provisions of letters “f” and “g” of item V, Article 17 of these Bylaws;

e)             Approve the offer of collaterals in financial operations contemplated in the Yearly Operational Plan as well as the provision of guarantees and/or collaterals to its subsidiaries in borrowing, funding and leasing operations;

f)             Approve the assignment for temporary use of trademarks, know-how, patents and intellectual property works, owned by the Company, provided that (1) this is made in connection with industrial processing by third parties, of products to be marketed by the Company on an exclusive basis; or (ii) authorization is granted for the use of trademarks and intellectual property works solely for the purposes of dissemination, not intended for commercial use;

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

j)              Approve the appointment of proxies or attorneys-in-fact, representatives or agents in the Brazilian territory and abroad, observing the provisions in Article 24, item I, letter “e” of these Bylaws;

k)             Approve the setting up and windup of industrial, commercial and service units as well as branches and deposits;

l)              Designate to any of its member the duties of a Director in case of absence or incapacitation.

Sole Paragraph —    Notwithstanding the provisions in Paragraph 1 of Article 22, the meetings of the Executive Management Board for resolution on the matters referred to under letter “d” shall necessarily be presided by the Managing Director.

ARTICLE 24

Except for the acts within the exclusive scope of the Executive Management Board, as a collective body, it shall be incumbent upon the Executive Directors:

I —         SEVERALLY

a)             Carry out and enforce compliance with these Bylaws and the resolutions approved by the Shareholders Meeting and by the Board of Directors.

b)            Represent the Company before Courts or third parties and Governmental, State and Municipal Authorities.

c)             Hire and dismiss technicians or employees in any category, in accordance with letter “a”, item II of Article 17;

d)            Receive, release, issue, endorse, discount and accept trade bills, pay and redeem notes, promote collections, open accounts in banking establishments, endorse checks for deposits and make interaccount transfers of money on behalf of the Company;

e)             Sign instruments relating to the actions authorized by the Board of Directors, as referred to in item IX of Article 17, and those approved by the Board of Directors, as per letters “c” to “l” of Article 23 of these Bylaws;

f)             Practice all other acts required for the development of corporate businesses which, according to law and these Bylaws, are not dependent upon a prior authorization by the Shareholders Meeting or the Board of Directors or a decision by the Executive Management Board .

II —        JOINTLY, UPON THE SIGNATURE OF TWO DIRECTORS

a)             Issue and endorse Promissory Notes and accept Bills of Exchange;

b)            Issue checks or Rural Promissory Notes;

Paragraph 1 — The powers under item I and letter “b” of item II may be granted through a power-of-attorney.

Paragraph 2 — Exceptionally, whenever issuing checks for payment of raw materials at individual purchasing stations, these powers may, at the discretion of the Executive Management Board, be exercised by one sole Director or by an attorney-in-fact.

Paragraph 3 — In the companies in which the Company is a shareholder, the Company may be represented by any Director appointed in advance by the Executive Management Board for this purpose or by an attorney-in-fact with special powers, as provided for in Paragraph 1 of article 126 of Law No. 6404/76.

SECTION IV

ADVISORY COUNCIL

ARTICLE 25

The Advisory Council shall comprise a minimum of seven (7) to a maximum of fifteen (15) members, whether or not shareholders, one of them being appointed Chairperson and another Vice Chairperson, elected and removed at any time by the Board of Directors, for a term of office of one (1) year, reelection being permitted.

Paragraph 1 — When electing the members to the Advisory Council, the Board of Directors shall appoint its Chairperson and Vice Chairperson.

Paragraph 2 — Except for the Chairperson and Vice Chairperson of the Board of Directors — who shall be native members of the Advisory Board — no other Management member is permitted to be a member of this body.

Paragraph 3 — The members of the Advisory Council shall enter their respective offices by signing the Installation Certificate, to be transcribed on the book of minutes of meetings of this body.

ARTICLE 26

The Advisory Council shall convene ordinary meetings on a quarterly basis and, extraordinary meetings whenever requested by the Board of Directors through its Chairperson.

Paragraph 1 — It is incumbent upon the Chairperson of the Advisory Board or, in his/her absence, to the Vice Chairperson, to call, convene and chair the meetings of this body.

Paragraph 2 — The quorum for the meetings of the Advisory Council shall be a minimum of half plus one of its acting members.

ARTICLE 27

It is incumbent upon the Advisory Council to issue an opinion on matters of relevant interest to the Company and, irrespective of any request, to keep the Board of Directors, informed about relevant matters which may come to the knowledge of its members.

CHAPTER V

SHAREHOLDERS MEETINGS

SECTION I

CONVENING MEETINGS AND MAKING RESOLUTIONS

ARTICLE 28

A lawfully called and convened Shareholders Meeting is the highest body of the Company, capable of resolving all matters and making any resolutions, including those relating to amendments to these Bylaws.

ARTICLE 29

Shareholders Meetings are held, on an ordinary basis, within the four (4) months following the closing of the fiscal year, for the purposes contemplated in the Law and, on an extraordinary basis, whenever corporate interests so require.

ARTICLE 30

Save for the exceptions contemplated in the Law, a Shareholders Meeting is constituted whenever, on a first call, shareholders representing a minimum of twenty-five percent (25%)  of the Capital Stock with voting rights are present and, on a second call, any number of the shareholders present.

ARTICLE 31

Regularly made resolutions of the Shareholders Meetings shall bind all shareholders, in spite of those absent or dissenting, as provided for by the Law and these Bylaws.

ARTICLE 32

Shareholders Meetings convened in accordance with the Law shall be chaired by the Chairperson of the Board of Directors who will appoint one or more secretaries from among the shareholders present.

Sole Paragraph — In the absence of the Chairperson, the Shareholders Meeting shall be chaired by one of the Vice Chairpersons of the Board of Directors, observing the order of election and, in the absence of both, by a member of the Board of Directors appointed by the shareholders.

ARTICLE 33

In the event that the Shareholders Meeting cannot be held on the scheduled date, due to lack of legal quorum, a second call shall be made in the same manner of the first, spaced by a minimum of eight (8) days between the first publication of the advertisement and the date of the Shareholders Meeting which, in this case, shall be convened with any number of attendees.

SECTION II

ORDINARY SHAREHOLDERS MEETINGS

ARTICLE 34

Ordinary Shareholders Meetings shall be held to:

I —         Receive the Management accounts and examine, discuss and vote the financial statements;

II —        Make a resolution about the appropriation of net income for the year and the distribution of dividends.

III —       Elect the members of the Board of Directors and of the Audit Council, as the case may be.

IV —       Approve the restatement of the Capital Stock in the cases contemplated by Law No. 6404/76 and by these Bylaws.

V —        Fix the compensation of the administrators and of the members of the Audit Council, when called.

SECTION III

EXTRAORDINARY SHAREHOLDERS MEETINGS

ARTICLE 35

Whenever held on an extraordinary basis, a Shareholders Meeting shall make resolutions only about the matters for which it was called.

ARTICLE 36

It is incumbent upon the Shareholders Meeting to authorize the disposal or pledge of quotas or shares with voting rights of a legal entity whose control of the voting capital is directly or indirectly owned by the Company whenever the disposal or pledge implies the risk of losing that control.

CHAPTER VI

THE AUDIT COMMITTEE

ARTICLE 37

The Audit Committee shall be permanent and have the powers  established in the Law, being formed by a minimum of three (3) and a maximum of five (5) permanent members and an equal number of substitutes, whether or not shareholders, elected by the Shareholders Meeting for a one-year mandate.

Sole Paragraph — In addition to the persons referred to in Article 147 of Law No. 6404/76, as already stated in Article 14 of these Bylaws, the persons referred to in Article 162, Paragraph 2 of Law No. 6404/76 cannot be elected to the Audit Council.

CHAPTER VII

THE FISCAL YEAR, THE BALANCE SHEET AND THE RESULTS

SECTION I

THE FISCAL YEAR AND THE BALANCE SHEET

ARTICLE 38

The fiscal year shall end at December 31 of every year, when the Executive Management Board shall prepare the Company´s financial statements, based on the commercial accounting of the Company and expressing clearly its situation and the changes occurred in the year:

I —         Balance Sheet;

II —        Statement of Year-to-Date net income and losses or changes in shareholders equity;

III —       Statement of income for the year;

IV —       Statement of changes in financial position.

ARTICLE 39

The books and records of the Company shall be examined by an independent audit firm selected by the Board of Directors.

SECTION II

DISTRIBUTION OF NET INCOME

ARTICLE 40

The Shareholders Meeting shall make a resolution about the distribution of net income for the year as determined by the balance sheet and proposed by the Board of Directors, accompanied by the opinion of the Audit Council, if active, observing the following criteria:

I —         Five percent (5%) of the net income for the Legal Reserve Fund, up to the amount established by the Law on Capital Stock.

II —        An amount equivalent to twenty-eight percent (28%) of Net Income for the year as a portion required for the payment of the minimum dividend of preferred and common shares, such net income being reduced or increased by the amounts contemplated in items I, II and III, Article 202 of Law No. 6404/76, also observing the provisions of item “b” of Article 12 of these Bylaws.

III —       Up to ten percent (10%), after deducting any accumulated losses and the provision for income tax, as the participation of the administrators.

IV —       A minimum of fifteen percent (15%) and a maximum of sixty percent (60%) on net income, as Special Expansion Reserve, destined to fund the expansion plans of the Company, up to reaching seventy percent (70%) of the capital.

V —        Up to five percent (5%) to set up a Special Fund for Research and Development, up to reaching ten percent (10%) of the capital.

VI —       The remainder shall be destined as proposed by the administration bodies to the Shareholders Meeting.

Paragraph 1 — The amount corresponding to the participation of the administrators shall be distributed solely if the minimum dividend to the shareholders contemplated in these Bylaws has been guaranteed.

Paragraph 2 — The distribution of dividends and bonuses shall observe the periods of time defined in the Law.

Paragraph 3 — Whenever the subscribed capital is increased, the dividends corresponding to that period may be distributed on a “pro rata tempore” basis from the paid-up capital.

Paragraph 4 — The amounts paid from pre-existing Retained Earnings and/or Profit Reserves accounts are an integral part of the minimum dividend established in item II of this article.

Paragraph 5 — If the minimum dividend is paid from the pre-existing Retained Earnings and/or Profit Reserves accounts, a portion of the Net Income for the year, corresponding to the amount of the paid dividend, may be appropriated to reestablish the reserves used.

Paragraph 6 —      The Company may pay interest on the shareholders’ own capital as dividends.

CHAPTER VIII

COMPANY WINDUP

ARTICLE 41

The Company may be liquidated in the cases contemplated in the Law or upon a resolution of the Shareholders Meeting.

Sole Paragraph —    It is incumbent upon the Shareholders Meeting to establish the liquidation mode and to elect the liquidators and the members of the Audit Council who will be active during the liquidation period.

CHAPTER IX

MISCELLANEOUS

ARTICLE 42

In addition to the official gazette Diário Oficial do Estado de Santa Catarina, the publications required by the Law and by these Bylaws shall be made on the same press institution where the minutes or the abstract of the minutes of the Shareholders Meeting approving these Bylaws have been published until any change is advised to the shareholders for annotation in the minutes of the Ordinary Shareholders Meeting.

I certify that these Bylaws are a faithful copy of the text approved by the Extraordinary Shareholders Meeting held on 12.15.2005, as entered and signed in the Book of Minutes of the Shareholders Meetings No. 01 of this Company and amended by the Extraordinary Shareholders Meetings held on January 12, 2007 (01/12/2007) and March 01, 2007 (03/01/2007).

MAURO E. GUIZELINE/JOSE NESTOR C.HOPF/PAULO CEZAR ARAGÃO

Secretaries

Consolidated Financial Statements

Sadia S.A.

Years ended December 31, 2006, 2005 and 2004

SADIA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sadia S.A.

We have audited the accompanying consolidated balance sheets of Sadia S.A. (the Company) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sadia S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sadia S.A´s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

As discussed in the Note 3(r) to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil
June 27, 2007

SADIA S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(In thousands of Reais — R$, except share amounts)

	2006	2005
Assets
Current assets:
Cash and cash equivalents	726,295	683,274
Available-for-sale securities	1,701,719	1,891,722
Foreign currency futures and interest rate swap contracts	65,597	55,656
Accounts and notes receivable, net	921,044	718,132
Inventories	1,065,032	981,941
Recoverable taxes	169,347	146,562
Deferred income taxes	37,867	22,039
Other current assets	242,788	88,850
Total current assets	4,929,689	4,588,176

Property, plant and equipment, net	2,154,980	1,523,309

Other assets:
Equity investees	400	4,135
Available-for-sale securities	129,127	65,057
Judicial deposits	78,157	78,396
Recoverable taxes	162,229	120,024
Deferred income taxes	—	27,054
Intangible assets other benefit	—	15,311
Prepaid pension plan	368,890	95,027
Other intangible assets	25,378	29,440
Goodwill	29,857	32,728
Advances to suppliers	73,358	34,229
Other	87,692	94,398
Total other assets	955,088	595,799

Total assets	8,039,757	6,707,284

	2006	2005
Liabilities and Shareholders’ equity
Current liabilities:
Short-term debt	1,226,567	790,162
Current portion of long-term debt	214,708	694,180
Foreign currency futures and interest rate swap contracts	76,630	158,692
Suppliers	503,230	495,330
Salaries and social charges payable and accrued vacation	112,433	99,225
Taxes payable	63,348	38,648
Dividends payable	59,420	128,210
Accrued employee bonus	45,776	59,304
Accrued marketing	32,566	43,999
Accrued freight	21,486	29,394
Other	137,115	88,668
Total current liabilities	2,493,279	2,625,812

Long-term liabilities
Long-term debt	2,670,969	1,704,184
Foreign currency and interest rate swap contracts	6,649	10,331
Accrual for legal proceedings and labor claims	75,954	71,947
Deferred income taxes	72,708	—
Accrued employee benefit liability	63,509	47,575
Stock options	3,324	678
Other	59,758	16,824
Total long-term liabilities	2,952,871	1,851,539

Minority interest	964	1,816

Shareholders’ equity:
Preferred shares, no par value, 426,000,000 shares authorized and issued in 2006 and 2005	938,914	938,914
Common shares, no par value, 257,000,000 shares authorized and issued in 2006 and 2005	561,086	561,086
Additional paid-in capital	289	—
Preferred shares in treasury, at cost	(33,341)	(10,377)
Appropriated retained earnings	999,430	738,417
Unappropriated accumulated (loss) earnings	(17,318)	2,055
Accumulated other comprehensive income (loss)	143,583	(1,978)
Total shareholders’ equity	2,592,643	2,228,117
Total liabilities and shareholders’ equity	8,039,757	6,707,284

See notes to the Consolidated Financial Statements.

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, except numbers of shares and per share amounts)

	2006	2005	2004

Gross operating revenue	7,894,054	8,327,372	7,117,318

Value-added tax on sales	(939,670)	(914,219)	(880,010)
Sales deductions	(124,084)	(95,311)	(128,083)
Net operating revenue	6,830,300	7,317,842	6,109,225
Cost of goods sold	(5,212,566)	(5,324,359)	(4,292,650)
Gross profit	1,617,734	1,993,483	1,816,575

Operating expenses:
Selling	(1,303,040)	(1,245,892)	(1,144,482)
General and administrative	(96,485)	(80,959)	(52,462)
Other operating income, net	84,014	14,271	15,398
Total operating expenses	(1,315,511)	(1,312,580)	(1,181,546)

Operating income	302,223	680,903	635,029

Interest expense	(310,569)	(311,626)	(336,825)
Interest income and other, net	240,012	247,998	249,784
Foreign currency exchange gain, net	157,050	53,377	39,134
Income before income tax, equity in income (loss) of investees and minority interest	388,716	670,652	587,122

Income tax expense
Current	(10,967)	(52,028)	(32,969)
Deferred	(18,117)	(16,411)	(63,130)
Total income tax	(29,084)	(68,439)	(96,099)
Income before equity in income (loss) of investees and minority interest	359,632	602,213	491,023

Equity in income (loss) of investees	(178)	1,219	(1,385)
Minority interest	1,106	(164)	(137)

Net income	360,560	603,268	489,501

Net income applicable to preferred shares	224,046	375,802	316,045
Net income applicable to common shares	136,514	227,466	173,456
Net income	360,560	603,268	489,501

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, except numbers of shares and per share amounts)

	2006	2005	2004

Basic earnings per thousands shares in R$:
Preferred	531.18	885.08	742.42
Common	531.18	885.08	674.93

Weighted average number of shares outstanding:
Preferred	421,785,712	424,595,712	425,695,712
Common	257,000,000	257,000,000	257,000,000

Diluted earning per thousands shares in R$
Preferred	529.79	884.38	742.42
Common	529.79	884.38	674.93

Weighted average shares and diluted potential number of shares
Preferred	423,568,114	425,137,363	425,695,712
Common	257,000,000	257,000,000	257,000,000

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais -R$)

	2006	2005	2004
Preferred shares
At the beginning of the year (426,000,000 shares)	938,914	627,055	627,055
Capital increase without issue of shares	—	311,859	—
At the end of the year (426,000,000 shares)	938,914	938,914	627,055
Common shares
At the beginning of the year (257,000,000 shares)	561,086	372,945	372,945
Capital increase without issue of shares	—	188,141	—
At the end of the year (257,000,000 shares)	561,086	561,086	372,945
Treasury shares
At the beginning of the year (2,504,288 shares)	(10,377)	(198)	(198)
Purchase of shares (3,420,000 shares)	(23,427)	(10,179)	—
Sales of shares (100,000 shares)	463	—	—
At the end of the year (2,200,304 shares)	(33,341)	(10,377)	(198)
Additional paid-in capital
At the beginning of the year	—	—	—
Realized of stock option plan	289	—	—
At the end of the year	289	—	—
Retained earnings
Appropriated retained earnings
At the beginning of the year	738,417	767,441	470,450
Used to increase capital	—	(475,068)	—
Transfer from unappropriated retained earnings	261,013	446,044	296,991
At the end of the year	999,430	738,417	767,441
Unappropriated accumulated (loss) earnings
At the beginning of the year	2,055	71,121	26,922
Used to increase capital	—	(24,932)
Net income	360,560	603,268	489,501
Transfer to appropriated retained earnings	(261,013)	(446,044)	(296,991)
Dividends / interest on capital
Preferred	(73,781)	(126,617)	(95,756)
Common	(45,139)	(74,741)	(52,555)
At the end of the year	(17,318)	2,055	71,121
Accumulated other comprehensive income (loss)
At the beginning of the year	(1,978)	—	24,411
Adjustment to unrealized gain (loss) on available-for sale securities, net of tax.	12,221	—	(36,989)
Excess of additional liability on retirement indemnity		(2,996)	—
SFAS 158 transition amount	202,028	—	—
Income tax benefit (expense)	(68,688)	1,018	12,578
At the end of the year	143,583	(1,978)	—
Total shareholders’ equity	2,592,643	2,228,117	1,838,364

Comprehensive income:
Net income	360,560	603,268	489,501
Unrealized gain (loss) on available-for-sale securities, net of taxes (R$12,577 for 2004)	12,221	—	(24,411)
Excess of additional liability on retirement indemnity, net of taxes (R$1,018 in 2005)	—	(1,978)	—
Reclassification adjustment for loss (gain) included in net income.	—	—	110,000
Comprehensive income	372,781	601,290	575,090

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais -R$)

	2006	2005	2004
Cash flows from operating activities:
Net income	360,560	603,268	489,501
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(852)	164	137
Loss on sale of securities	—	—	110,000
Foreign currency exchange (gains), net	(157,050)	(53,377)	(39,134)
Equity income or loss of investees	178	1,219	1,385
Depreciation and amortization	205,384	182,263	157,821
Deferred income taxes	18,117	16,411	63,130
Pension plan	(128,302)	(45,711)	(23,062)
Provision for (reversal of) contingencies	4,007	(2,611)	(9,021)
Loss from sale of property, plant and equipment	(2,225)	51,897	21,777
Changes in operating assets and liabilities:
Accounts and notes receivable	(202,912)	(89,012)	(35,266)
Inventories	(83,091)	100,221	(249,600)
Recoverable taxes and other assets	(108,653)	(73,018)	(68,029)
Judicial deposits	239	(1,192)	(2,126)
Suppliers	7,900	(3,407)	125,597
Accrued interest, net	63,569	130,546	(58,984)
Social charges, taxes payable, other liabilities	97,450	34,685	(176,895)
Net cash provided by operating activities	74,319	852,346	307,231
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	14,967	3,400	2,857
Purchase of property, plant and equipment	(969,602)	(673,098)	(324,917)
Acquisition, net of cash acquired of Só Frango	—	(69,259)	—
Investment in equity investees	—	—	(1,088)
Held-to-maturity investments:
Purchases	—	—	(2,747)
Maturities	—	—	36,447
Available-for-sale debt securities:
Purchases	(2,397,950)	(1,512,809)	(1,893,844)
Maturities and sales	2,508,267	1,015,558	1,543,873
Net cash used in investing activities	(844,318)	(1,236,208)	(639,419)
Cash flows from financing activities:
Short-term debt
Issuances	1,237,242	863,702	801,112
Repayments	(795,593)	(994,557)	(1,119,073)
Long-term debt
Issuances	1,397,295	1,490,109	675,703
Repayments	(833,089)	(916,382)	(948,196)
Dividends/interest on capital paid	(169,871)	(129,735)	(131,234)
Sale of treasury shares	463	—	—
Acquisition of treasury stock	(23,427)	(10,179)	—
Net cash provided by (used in) financing activities	813,020	302,958	(721,688)

Net change in cash and cash equivalents	43,021	(80,904)	(1,053,876)
Cash and cash equivalents at beginning of year	683,274	764,178	1,818,054
Cash and cash equivalents at end of year	726,295	683,274	764,178

See notes to Consolidated Financial Statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

1.                  Operations

Sadia S.A. (together with its consolidated subsidiaries, “Sadia” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Sadia S.A.’s shares are traded on the São Paulo Stock Exchange (Bovespa) and on the Madrid Stock Exchange (Latibex) and its ADRs on the New York Stock Exchange (NYSE).

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

The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2.6544=US$1.00 at December 31, 2004, R$2.3407=US$1.00 at December 31, 2005 and R$2.1380=US$1.00 at December 31, 2006

2.                  Presentation of the Consolidated Financial Statements

a)   Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), which differ in certain respects from accounting practices adopted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission — CVM (“Comissão de Valores Mobiliários”).

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

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

b)   Consolidation procedures (Continued)

The following subsidiaries were included in the consolidated financial statements for the years ending December 31:

	Ownership %
	2006	2005

Sadia International Ltd.	100,00%	100,00%
Sadia Uruguay S.A.	100,00%	100,00%
Sadia Alimentos S.A.	1,00	1,00%
Sadia Chile S.A.	60,00%	60,00%
Sadia Alimentos S.A.	99,00%	99,00%
Concórdia Foods Ltd.	100,00%	50,00%
Sadia UK. Ltd.	100,00%	100,00%
Concórdia S.A. C.V.M.C.C.	99,99%	99,99%
Empresa Matogrossense de Alimentos Ltda.	100,00%	100,00%
Intergen Ltda.	100,00%	—
Rezende Óleo Ltda.	100,00%	100,00%
Rezende Marketing e Comunicações Ltda.	0,09%	0,09%
Rezende Marketing e Comunicações Ltda.	99,91%	99,91%
Sadia G.m.b.H.	100,00%	100,00%
Wellax Food Logistics C. P. A. S. U. Lda.	100,00%	100,00%
Sadia Foods G.m.b.H.	100,00%	100,00%
Qualy B. V.	100,00%	100,00%
Sadia Panamá S.A	100,00%	—
Sadia Japan Ltd.	100,00%	100,00%

The Company consolidates the financial statements of its wholly owned investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited. These investment funds have the sole purpose of centralizing the Company´s foreign investment fund portfolio. The administrative functions over the funds are delegated to a third party.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

c) History of acquisitions

Fiscal 2006 acquisitions

On January 11, 2006 the Company acquired 100% of the quotas representing the capital of Intergen Ltda. The acquired company’s business relates to pork’s genetics. The acquisition price was R$1,000 and due to immateriality, pro-forma information is not presented.

On May 26, 2006 Sadia acquired the remaining 50% equity interest in Concórdia Foods Ltd. for one real and due to immateriality, pro-forma information is not presented.

Fiscal 2005 acquisitions

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

  2.            Presentation of the Consolidated Financial Statements (Continued)

The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

c) History of acquisitions—continued

Assets:
Accounts receivable	16,951
Inventory	13,731
Recoverable taxes	16,558
Other current assets	2,382
Property, plant and equipment	32,531
Amortizable intangible assets	32,148
Other noncurrent assets	5,764
Liabilities:
Short-term and long-term debt	(32,837)
Accounts payable and accrued liabilities	(38,257)
Deferred income taxes liability	(14,354)
Net assets	34,617

Purchase price, net of cash acquired	(69,259)

Total Goodwill	34,642

On September 2005 Sadia acquired all the capital stock of Empresa Matogrossense de Alimentos Ltda. by R$1,350. As this Company does not have operations, active customers, but only land, the excess amount paid over the net assets acquired was allocated to property, plant and equipment.

d) Pro forma results

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

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

d) Pro forma results—continued

Unaudited 2004

Net operating revenue	6,301,452
Net income	467,704
Basic earnings per thousand shares in R$:
Preferred	709.36
Common	644.87

The pro forma effects in 2005 for net operating revenue, net income and basic earnings per share would not be materially different from the actual results. The pro forma net earnings for 2004 include R$3,564, of which R$2,708 relates to the intangibles amortization and R$856 relates to the tangibles amortization.

3.                  Significant Accounting Policies

a)   Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that directly affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, valuation allowances for receivables, recoverability of deferred income tax assets, provisions for contingencies, and determination of the fair value of derivatives and financial instruments and stock option valuation. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash equivalents are highly liquid investments with maturities of 90 days or less when purchased. For purpose of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

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

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

f)    Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extend the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that consider the estimated useful lives of the assets and Company’s work shifts. Accordingly, the depreciation rates used are 25 years for buildings, 5 to 10 years for machinery and equipment, 10 years for installations and 4 years for vehicles. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offspring for the poultry and straight line methods for hogs. The Company periodically reviews the estimated number of offspring to be produced by the batch and revises its estimate accordingly. The amortization is allocated to poultry and hog production costs. The productive cycle ranges from fifteen to thirty months.

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

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

h)        Goodwill and Other Intangible Assets

The Company accounts for business combinations and goodwill according to SFAS No.141, “Business Combinations,” and SFAS No.142, “Goodwill and Other Intangible Assets.” SFAS No.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company’s annual impairment test was performed in the fourth quarter of fiscal 2006. The results of this test indicated that goodwill was not impaired.

Other intangible assets consist of brand and client portfolio and amortization is on the straight-line basis over the lives of the intangibles, which ranges from 5 to 10 years.

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

j)          Interest attributed to shareholders’ equity

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which is deductible for statutory income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2006, 2005 and 2004 and accrued the amount due with a direct charge to shareholders’ equity in a manner similar to a dividend. The distribution to the shareholders is subject to withholding income tax at the rate of 15%, and the amount of interest on shareholders’ equity attributable to dividends must be net of such withholding income tax.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

k)         Revenues and expenses

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

Shipping and handling costs are classified as selling expenses and totaled R$370,014, R$544,364 and R$495,870 for the years ended December 31, 2006, 2005 and 2004, respectively.

Research and development costs are charged to expense as incurred and totaled R$12,389, R$10,873 and R$10,130 for the years ended December 31, 2006, 2005 and 2004, respectively.

The cost of advertising is expensed as incurred. The Company incurred advertising expenses of R$157,449, R$116,559 and R$121,435 during the years ended December 31, 2006, 2005 and 2004, respectively.

l)            Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of income as they occur.

m)      Deferred income taxes

Deferred income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases and for operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences, operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

n)   Earnings per share

Basic earnings per share were calculated in accordance with FASB Statement No. 128, Earnings per Share. The computation has been made as if the net income for each year would be fully distributed. Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. The unit of one thousand shares is used because this is the basis for quotation and trading on the São Paulo Stock Exchange. Diluted net income per share amounts were computed by dividing net income by weighted average number of common and preferred shares outstanding plus dilutive potential preferred shares calculated for stock options.

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

As described in note 16, it was approved in a general extraordinary shareholder’s meeting and ratified in a special meeting of preferred shareholders that the common and preferred are entitled to the same dividends distribution, therefore amending the Company’s by laws the payments of 10% greater to preferred than the common shareholders. As described in note 16, the common and preferred shareholders have agreed that, effective in 2005, the preferred shareholders would no longer be entitled to a 10% dividend premium. Accordingly, the “two class” method of computing earnings per share is no longer required for the year ended December 31, 2005.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

3.                 Significant Accounting Policies (Continued)

o)       Accounting for Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records all foreign currency in the balance sheet as either assets or liabilities measured at fair value.  Adjustments to fair value for foreign currency derivatives are included in foreign currency exchange gain (loss), net on the statement of income. Adjustments to the fair value of non-fixed grain purchase derivatives are included in interest income and other, net on the statement of income. The Company has not designated any derivative as held for hedging purposes for any periods presented.

p)       Share based compensation

Effective January 31, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No.123(R) (revised 2004), “Share-Based Payments”, or SFAS 123(R), recognizing expense related to the fair value of its share-based compensation awards. Shared based compensation expense for all share-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) where the compensation expense is recognized on a straight-line basis over the requisite service period of the award.

q)       Recently Issued Accounting Standards

In July 2006, the FASB issued FIN 48, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. The Company does not expect that the adoption of FIN 48 will have a material effect on the Company’s financial position or results from operations.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

3.                 Significant Accounting Policies (Continued)

q)       Recently Issued Accounting Standards (Continued)

In September 2006, the FASB issued SFAS No. 157 — “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement will be effective for de Company in 2008. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the fair value option but it is not expected to have a significant effect on reported financial position or statements of income.

r)          Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which became effective for the Company on December 31, 2006. This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity (see Note 21).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

4.                  Cash and Cash Equivalents

	2006	2005

Local currency
Cash and bank accounts	200,931	149,323
Investment funds of variable earnings	259,697	401,931
Others	—	98
	460,628	551,352
Foreign currency
Cash and bank accounts	32,754	43,963
Interest-bearing current account	232,913	87,959
	265,667	131,922
	726,295	683,274

5.                  Available-for-Sale Securities

The following is a summary of available-for-sale debt securities at December 31, 2006 and 2005:

	Available-for-sale debt securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006
Investment funds	1,743,490	19,013	(6,792)	1,755,711
National treasury notes	75,135	—	—	75,135
Total	1,818,625	19,013	(6,792)	1,830,846

December 31, 2005
Investment funds	1,613,682	—	—	1,613,682
National treasury notes	65,057	—	—	65,057
Austrian Bonds	278,040	—	—	278,040
Total	1,956,779	—	—	1,956,779

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds. The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

5.                  Available-for-Sale Securities (Continued)

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2006, by contractual maturity, are shown below:

	Available for-sale-debt securities
Maturity periods	Amortized Cost	Estimated Fair Value

Due in less than one year	1,689,498	1,701,719
Due in one to three years	99,278	99,278
Due after five years	29,849	29,849
Total	1,818,625	1,830,846

6.                  Accounts and Notes Receivable, Net

	2006	2005
Customer
Domestic	544,501	469,150
Export, mainly denominated in U. S. dollars	391,477	259,573
Allowance for doubtful accounts	(14,934)	(10,591)
	921,044	718,132

The changes in the allowance for doubtful accounts are as follows:

	2006	2005	2004

Balance at the beginning of the year	(10,591)	(9,160)	(33,628)
Amounts charged to expense	(6,435)	(4,234)	(1,285)
Write offs	2,092	2,803	25,753
Balance at the end of the year	(14,934)	(10,591)	(9,160)

During 2006, the Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Comércio de Produtos Alimentares Lda.) renewed and amended the Insured Receivables Purchase Agreement selling its export receivables up to a limit of US$170 million, with interest rate of 0.375% + LIBOR. Credit Insurance covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of Default are the contracting financial institutions.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

6.                 Accounts and Notes Receivable, Net (Continued)

Under this agreement, the Company retained servicing responsibilities, such as collection. At December 31, 2006, the receivables sold under this agreement amounted to R$363,464 (R$228,813 in 2005).

During the year ended December 31, 2006, the Company received cash proceeds of approximately R$1,910 million (R$1,840 million in 2005) and incurred expenses of R$14 million (R$8 million in 2005 and R$4 million in 2004) with respect to this agreement. The Company had no credit losses on the sale of the receivables under this agreement for December 31, 2006, 2005 and 2004.

During 2006, 2005 and 2004, no single customer or group represented more than 10% of consolidated sales.

7.                 Inventories

	2006	2005

Finished goods	353,434	352,117
Live stock and poultry	304,561	386,561
Raw materials	179,060	129,229
Work in process	159,297	38,646
Packing material	33,653	36,702
Stock in transit	10	9,341
Supplies in warehouse and other	35,017	29,345
	1,065,032	981,941

8.                 Recoverable Taxes

	2006	2005

Value-added state sales tax — ICMS	150,063	162,060
Federal excise tax — IPI	59,175	48,853
Income tax withheld at source and advanced income tax	37,679	48,153
PIS and COFINS	84,619	7,411
Other	40	109
Total	331,576	266,586
Current portion	(169,347)	(146,562)
Non current portion	162,229	120,024

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

8.                 Recoverable Taxes (Continued)

Value-added state sales tax — ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

PIS and COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

Federal excise tax — IPI

Federal excise tax - IPI credits includes the tax credit on packing and other material and the presumed IPI incentive on exports. IPI credits are recognized as a reduction of cost of raw materials used in the production process of goods produced for export and are available to be utilized against other federal taxes payable.

Federal excise tax — IPI

Federal excise tax — IPI credits includes the tax credit on packing and other material and the presumed IPI incentive on exports. IPI credits are recognized as a reduction of cost of raw materials used in the production process of goods produced for export and are available to be utilized against other federal taxes payable.

Income tax withheld at source

Income tax withheld at source represents income tax paid upon redemption of certain investments and is available to be utilized against other federal income taxes payable.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

9.                 Property, Plant and Equipment

	2006	2005

Land	91,605	50,974
Buildings	688,288	554,962
Machinery and equipment	1,165,878	952,984
Installations	321,594	220,704
Breeding stock	315,769	219,159
Vehicles	19,713	12,896
Timber and reforestation	27,524	19,659
Other	57,377	71,318
Construction in progress	647,467	417,319
	3,335,215	2,519,975
Accumulated depreciation	(1,180,235)	(996,666)
Total	2,154,980	1,523,309

Interest capitalized as part of property, plant and equipment was R$44,554, R$16,852 and R$11,206 for the years ended December 31, 2006, 2005 and 2004, respectively.

On November 16, 2006 a claim occurred, as a result of fire that destroyed completely the building where the factory of roasted products of the Toledo unit was located. The amount of the assets damaged was estimated at R$120,000, which is totally covered by an insurance policy, with a coverage amount sufficient to comprehensively cover the material damage suffered. The inventory of assets is in course and, due to this event, a provision reducing fixed assets was recorded, in comparison to the amounts receivable from insurance in other credits in current assets. The deductible of R$100, was provided for.

10.          Judicial Deposits

Judicial deposits are restricted assets of the Company placed on deposit with the court and held in judicial escrow relating to certain legal proceedings pending legal resolution.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

11.          Other Intangible Assets, Net

Intangible assets consist of the following:

	Amortizable cost amount in 2005	Amortization	Amortizable cost amount in 2006

Brand	7,342	(1,694)	5,648
Client portfolio	22,098	(2,368)	19,730
	29,440	(4,062)	25,378

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the next five succeeding years:

Estimated Amortization Expenses

2007	4,062
2008	4,062
2009	4,062
2010	2,932
2011	2,368
Thereafter	7,892
25,378

12.          Goodwill

The change in carrying amount of goodwill is as follows:

Goodwill relating to acquisitions during 2005	34,642
Tax benefit allocated to reduce goodwill	(1,914)
Balance as of December 31, 2005	32,728
Tax benefit allocated to reduce goodwill	(2,871)
Balance as of December 31, 2006	29,857

Goodwill refers to the acquisition of Só Frango and the Company estimates its balance will be deductible for tax purposes.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

13.          Short-term Debt

	2006	2005

Working capital from commercial banks	708,868	545,435
Trade accounts receivable domestic credit facility	242,446	190,351
Bank borrowings, secured by accounts receivable	275,253	54,376
	1,226,567	790,162

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$477,208 in 2006 (R$432,060 in 2005) are denominated in U.S. dollars with interest at Libor (5.32% p.a. at December 31, 2006) plus a spread at the rate of 0.10% p.a. and fixed rate coupons of 6.50% p.a. in 2006 (interest rate spread of 0.10% p.a. and fixed rate of 5.76% p.a. in 2005).

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150,000 of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95% of the average rate of Brazilian interbank certificate deposits (13.16% p.a. at December 31, 2006). Through December 31, 2006, the Company received cash proceeds of R$2,795,000 (R$2,626,000 in 2005) from the sales of domestic receivables under this agreement and incurred in interest expenses of R$30,000 for the year ended December 31, 2006 (R$27,000 in 2005). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2006, the accounts receivable for this finance pledged as collateral were R$242,446 (R$190,351 on December 31, 2005).

At December 31, 2006 and 2005, the weighted average interest rates on short-term debt were 5.36% p.a. and 6.90% p.a., respectively.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

14.          Long-term Debt

	2006	2005

Foreign debt (denominated in U.S. dollars):
Export financing, composed of prepayment, payable in amount of R$229,070 in installments up to 2010, subject to LIBOR variation for 6 month deposits (5.37% in December 2006 plus annual interest of 3.38% p.a, and a line focused on the incentive for foreign trade in amount of R$1,675,171, subject to LIBOR variation for 6 month plus interest of 2.20% p.a., guaranteed by promissory notes or sureties.	1,904,241	1,584,893

Financing subject to LIBOR variation for 1 month deposits (4.39% in December 2005) plus interest of 0.10% p.a., guaranteed by its own titles	—	145,719

BNDES (National Bank for Economic and Social Development), payable from 2007 to 2013, composed as follows: FINEM in the amount of R$17,193 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$128,265 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.5% p.a. guaranteed by mortgage bonds and real estate mortgages	145,458	69,750

IFC - International Finance Corporation funding in foreign currency for investment in property, plant and equipment, which R$13,734 is subject to interest at fixed rate of 9.05% p.a., guaranteed by promissory real estate mortgages	13,734	23,325
	2,063,433	1,823,687

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

14.          Long-term Debt (Continued)

	2006	2005
Local debt (denominated in reais):
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2007 to 2013, composed as follows: FINAME in the amount of R$630,803 subject to the Long-Term Interest Rate -TJLP (6.85% p.a. in December 2006) and interest of 3.59% p.a. and FINEM in the amount of R$20,734 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	651,537	402,659

PESA - Special Aid Program for Agribusiness payable in installments from 2006 to 2020, subject to the — General Price Index —Market — IGP-M plus interest rate of 9.89% p.a., secured by investments in debt securities with a carrying value of R$29,849 and sureties.	136,440	131,831

Other subject to interest rate from 1% to 14% p.a.	34,267	40,187

	2,885,677	2,398,364
Less current portion of long- term debt	(214,708)	(694,180)
Long - term portion	2,670,969	1,704,184

At December 31, 2006, long-term debt maturities were as follows:

2008	242,601
2009	277,873
2010	1,141,696
2011	708,821
Thereafter	299,978
2,670,969

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

15.          Commitments, Contingencies and Guarantees

Commitments

The Company has entered into purchase commitments for production purpose (packing) amounting to approximately R$84,000 at December 31, 2006 and is payable until 2010.

Leasing

The Company has non-cancelable leasing agreements for industrial units that expire over the next two years. These leases are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$64,470 in 2006 (R$33,110 in 2005).

The table below shows the future payments related to the leasing agreement at December 31, 2006:

2007	65,200
2008	29,000
Total	94,200

Contingencies

The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable legal judgment (see Note 10).

The Company’s labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

15.          Commitments, Contingencies and Guarantees (continued)

Contingencies—continued

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	2006	2005

Tax	42,888	42,217
Civil	8,950	13,281
Labor	24,116	16,449
	75,954	71,947

Tax litigation

The main tax contingencies involve the following cases:

a)        Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$16,018, of which R$11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$3,852 on withholding income tax on investments of Granja Rezende and R$883 for other provisions.

b)       State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$18,499.

c)        Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$8,371.

The Company has other tax contingencies where the claimed amount is R$327,278, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

15.          Commitments, Contingencies and Guarantees (continued)

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$28,141, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

There are approximately 2,481 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$41,441 and a provision of R$24,116 has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

Guarantees

The Company provides guarantees for loans obtained by certain out growers located in the central region of Brazil as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years. The loans guaranteed by the Company amount to R$20,245 (R$11,796 in 2005) and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$457 has been provided for.

16.          Shareholders’ Equity

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

16.          Shareholders’ Equity (Continued)

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2006, 2005 and 2004:

	2006	2005	2004

Common shares	257,000,000	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000	426,000,000
Total shares authorized and issued	683,000,000	683,000,000	683,000,000
Preferred shares in treasury	(5,924,288)	(2,504,288)	(304,288)
Total outstanding shares	677,075,712	680,495,712	682,695,712

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

Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2006 and 2005 the Company had in its statutory books the following amounts:

	2006	2005
Appropriated retained earnings:
Research and development reserve	74,444	55,447
Expansion reserve	850,147	627,128

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

16.          Shareholders’ Equity (Continued)

Dividends paid per thousand shares in R$ were as follows:

	2006	2005	2004

Preferred	287.12	231.96	234.68
Common	287.12	210.87	213.34

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

The components of appropriated retained earnings at December 31, 2006 and 2005 were as follows:

	2006	2005

Legal reserve	74,839	55,842
Research and development reserve	74,444	55,447
Expansion reserve	850,147	627,128
	999,430	738,417

17.          Stock Option Plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company’s officers. The plan comprises nominative preferred shares issued by the Company.

The price for exercising the options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the exercise date of the option. The vesting period, during which the participant cannot exercise their rights to purchase the shares, will be three years as from the option granting date. The participants will be able to fully or partially exercise their purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired they will lose the right to the options not exercised.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

17.          Stock Option Plan—(continued)

Under the plan regulations, the preferred shares will be reacquired and earmarked in treasury for this sole purpose.

The composition of the options granted is presented as follows:

	Date		Quantity of	Price of shares
Cycle	Grant	Expiration	Shares	Grant date	Update-INPC

2005	06/24/05	06/24/10	2.200.000	4.55	4.76
2006	09/26/06	09/26/11	3.520.000	5.68	5.76

Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$3,324 (R$678 in 2005) has been classified in stock option, non-current liability and the compensation expense as general and administration expense.

The fair value of stock-based awards was estimated based on the following assumptions for the year ended December 31, 2006 and 2005:

	December, 31 2006	December, 31 2005

Expected life (in years)	3	3
Interest rate	13%	18%
Volatility	44.39%	37.06%
Dividend yield	3.5%	4.8%
Expected inflation	11,64%	12,12%
Weighted-average fair value at grant date	R$2.77	R$2.84

Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options upon the vesting period is over.

Expected Volatility — The Company uses the trading history and implied volatility of its preferred stock in determining an estimated volatility factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

17.          Stock Option Plan—(continued)

Expected Dividend — The Company uses the payments history per stock dividends for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

Estimated forfeitures — When estimating forfeitures, the Company considers voluntary and involuntary termination behaviors as well as analysis of actual options forfeitures.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on Interbank Bank Certificated rate — CDI.

Inflation — Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).

As of December 31, 2006 the amount of R$11,678 related to the unrecognized compensation cost related to stock options is expected to be recognized from 1.5 to 2.8 years. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

Stock option activity for the years presented is as follows:

	Shares in thousands	Weighted- average expected exercise price

Outstanding as of December 31,2005	—	—
Grants of options	2,200	5.19
Exercises	—	—
Forfeitures or expirations	—	—
Outstanding as of December 31, 2005	2,200	5.19
Grants of options	3,520	6.43
Exercises	(100)	4.68
Forfeitures or expirations	(300)	—
Outstanding as of December 31, 2006	5,320	6.31

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

18.          Net Income per share

There were no adjustments to net income in calculating diluted net income per share. The table below reconciles basic weighted average outstanding to diluted weighted average shares outstanding.

	2006		2005
	Common	Preferred	Common	Preferred

Basic weighted average shares outstanding	257,000,000	421,785,712	257,000,000	424,595,712
Effect of dilutive securities — stock options	—	1,782,402	—	541,651
Diluted weighted average shares outstanding	257,000,000	423,568,114	257,000,000	425,137,363

19.          Income Taxes

Income before provision for income taxes was as follows:

	2006	2005	2004

Domestic	199,814	288,056	410,134
Foreign	188,902	382,596	176,988
	388,716	670,652	587,122

A break-down between domestic and foreign income and social contribution tax (expense) benefit for the year is as follows:

	2006	2005	2004
Domestic:
Current	(10,519)	(51,956)	(32,057)
Deferred	(16,936)	(14,691)	(57,469)
	(27,455)	(66,647)	(89,526)
Foreign:
Current	(448)	(72)	(912)
Deferred	(1,181)	(1,720)	(5,661)
	(1,629)	(1,792)	(6,573)
	(29,084)	(68,439)	(96,099)

Brazilian income taxes consist of federal income tax and social contribution. The 2006, 2005 and 2004 statutory rates for these taxes were as follows:

Federal income tax	25.00%
Social contribution tax	9.00%
Combined statutory rate	34.00%

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

19.          Income Taxes (Continued)

Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

The reconciliation of income tax at the Brazilian statutory rates to income tax expense follows:

	2006	2005	2004

Income before income taxes	388,716	670,652	587,122
Income tax expense, at Brazilian statutory taxes rates	(132,163)	(228,022)	(199,621)
Tax-exempt income in foreign subsidiary	63,046	128,291	65,277
Non-taxable (nondeductible) foreign currency exchange (loss)	5,715	(51,816)	(17,231)
Benefit from deductibility of interest attributed to shareholders’ equity (Note 3 j))	41,869	59,411	49,883
Exempted financial results	3,432	13,699	—
Stock-options	(900)	(230)	—
Income tax contingency	(4,124)	—	—
Other permanent differences	(5,959)	10,228	5,593
Income tax expense	(29,084)	(68,439)	(96,099)

During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to permanently reinvest the earnings of this foreign subsidiary, no income tax payment is required. At December 31, 2005, this subsidiary had cumulative earnings of R$1,103 million that are not tax effected (R$902 million in 2005). If such cumulative earnings were to be distributed to the Company, approximately R$165 million of taxes would be paid.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

19.          Income Taxes (Continued)

Deferred tax assets and liabilities are comprised of the following:

	2006	2005
Deferred tax assets:
Employee bonus accrual	15,564	20,163
Accrued contingencies	25,824	24,462
Accrued employee benefit liability	25,259	10,152
Tax loss carryforwards	37,834	9,861
Property, plant and equipment	47,314	51,801
Deferred charges	32,354	15,608
Other (mainly timing differences for tax purposes)	31,417	18,578
Total deferred income tax assets	215,566	150,625

Deferred tax liabilities:
Property, plant and equipment	(106,270)	(56,677)
Pension plan	(125,423)	(32,309)
Intangible assets	(8,629)	(10,010)
Other	(10,085)	(2,536)
Total deferred tax liabilities	(250,407)	(101,532)
Net deferred tax (liabilities) assets	(34,841)	49,093
Current assets portion	37,867	22,039
Non current (liabilities) assets portion	(72,708)	27,054

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax loss carryforwards at December 31, 2006.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

19.          Income Taxes (Continued)

The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2006 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company.

The total amount of R$106,432 related to loss carryforwards have no expiration date and are available to offset up to 30% of future taxable income in any given year.

20.           Risk Management and Financial Instruments

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

a) Exchange rate and interest rate risk

The exchange rate risk for loans and financing and any other payables denominated in foreign currency is hedged by short term investments denominated in foreign currency and foreign receivable from exports, which serves as a natural hedge and by derivative financial instruments.

The Company within its hedge strategy uses foreign currency future contracts (U.S. dollar, Euro and Pound) as a form of mitigating exchange rate risk over operating and financial assets and liabilities.

As from the last quarter of 2006, by making a distinction at the inception of the contracts, the Company segregated the results from derivatives related to its operating activities and those related to its financial assets and liabilities. Consequently, R$45,935 and R$38,625, respectively, were recorded in gross operating revenue and foreign currency exchange, net (a loss of R$15,765 and gain of R$39,254 in 2005 and 2004, respectively, recorded in foreign currency exchange, net).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

20.           Risk Management and Financial Instruments (Continued)

a) Exchange rate and interest rate risk—continued

The Company also as a form of mitigating interest rate risk enter into rate swaps (Dollar to Interbank Deposit Certificate — CDI). The amount or R$15,726 (R$100,098 in 2005 and R$147,519 in 2004) was recorded in interest expense

b) Credit risk

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

c) Grain purchase price

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into future or options contracts to hedge against fluctuations in the price of the commodities, although certain of purchase contracts provide for the commodity pricing to be determines generally at dates up to one year after purchase of the grains. The company has a grain committee, composed of the chief executive officer and financial and operational executives.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

20.           Risk Management and Financial Instruments (Continued)

d) Estimated market values

The Company used the following methods and assumptions in estimating the fair value disclosures of its financial instruments at December 31, 2006 and 2005:

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

Foreign currency and interest rate swap contracts: The fair values of foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2006 and 2005 the notional amounts of the outstanding contracts were R$1,554,843 and R$2,381,603 and the measurement of these contracts at fair values resulted in a loss of R$22,535 and R$93,659, respectively. The Company recognizes these contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlements on the contracts occur at times specified in each agreement. The Company does not intend to terminate any of these contracts prior to maturity.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

20.           Risk Management and Financial Instruments (Continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2006. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2006
	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	726,295	726,295
Available for sale securities	1,818,625	1,830,846
Accounts and notes receivable, net	921,044	921,044
Financial liabilities:
Short-term debt	1,226,567	1,226,797
Suppliers	503,230	503,230
Long-term debt	2,670,969	2,709,375

21.           Supplementary Retirement Plan

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attilio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) the retiree’s average salary during the last 12 months indexed to the date of retirement — until the limit of 80% of the last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases .. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$686,175 and R$645,838 at December 31, 2006 and 2005, respectively. The Company expects to contribute approximately R$2,115 to the plan during fiscal year 2006

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

21.    Supplementary Retirement Plan (Continued)

The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$63,509 and R$57,244, respectively, at December 31, 2006 and R$58,579 and R$59,487, respectively, at December 31, 2005.

Information regarding the plans follows:

	Pension benefits		Other benefits
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	704,529	580,504	57,244	59,487
Net service cost	19,589	13,018	4,905	4,912
Interest cost	77,995	64,139	6,299	6,495
Participants contributions (service cost)	5,814	5,424	—	—
Actuarial loss	(13,066)	49,397	(3,558)	(2,419)
Benefits paid	(35,751)	(30,468)	(1,381)	(4,141)
Plan changes	—	22,515	—	—
Curtailment	—	—	—	(7,090)
Benefit obligation at end of year	759,110	704,529	63,509	57,244
Change in plan assets
Fair value of plan assets at beginning of year	1,035,000	904,695	—	—
Actual return on plan assets	120,185	152,442	—	—
Company contributions	2,115	6,295	—	—
Participant contributions	6,451	6,177	—	—
Benefits paid	(35,751)	(34,609)	—	—
Fair value of plan assets at end of year	1,128,000	1,035,000	—	—
Funded status
Funded status at end of year	95,027	330,471	(32,264)	(57,244)
SFAS 158 transition amount	273,863	—	(31,245)	—
Unrecognized transition asset	—	(3,766)	—	—
Unamortized prior service cost	—	22,515	—	22,464
Unrecognized net actuarial gain	—	(254,193)	—	5,511
Excess of additional liability	—	—	—	(2,995)
Net amount recognized	368,890	95,027	(63,509)	(32,264)
Amounts recognized in the statement of financial position
Intangible asset	—	—	—	15,311
Prepaid pension plan	368,890	95,027	—	—
Accrued benefit liability	—	—	(63,509)	(47,575)
Net amount recognized	368,890	95,027	(63,509)	(32,264)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

21.    Supplementary Retirement Plan (Continued)

The following projected benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits

2007	35,025	5,759
2008	37,844	4,223
2009	40,747	1,679
2010	43,748	2,368
2011	47,557	3,386
2012 -2015	304,166	40,379

The pension plan weighted-average asset allocation at December 31, 2006 and 2005, by asset category, is as follows:

	2006	2005

Debt securities	62%	57%
Equity securities	29%	34%
Real estate	8%	8%
Others assets	1%	1%
	100%	100%

The investment strategy adopted by Attilio Francisco Xavier Fontana Foundation for the pension plans sponsored by the Company is to maximize the rates of return on plan assets within an acceptable level of risk aiming to minimize the cost of providing pension benefits while maintaining adequate funding levels. Such investment strategy is revised on an annual basis. The current strategic targets are to have a pension asset portfolio comprising of 29% equity securities, 62% debts securities (substantially comprised of fixed and variable income investment funds) and 8% real estate. The plan asset portfolio does not include any hedging, futures or derivative instruments.

Equity securities at December 31, 2006, are entirely represented by 24,998,558 common shares of the Company (24,998,558 common shares at December 31, 2005) with an aggregate fair value of R$178,990 at December 31, 2006. During 2005, the plan sold 5,400,000 preferred shares of the Company. Dividends paid by the Company on shares held by the plan were R$4,391 for the year ended December 31, 2006 (R$7,571 in 2005).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

21.    Supplementary Retirement Plan (Continued)

	2006	2005
Weighted-average assumptions
Discount rate	11.3%	11.3%
Expected return on plan assets	12.4%	12.4%
Rate of compensation increase	7.1%	7.1%

The Company uses a December 31 measurement date for its plans. In developing the expected rate of return on plan assets, the Company considered the actuarial assumptions recommended by its independent actuaries, which basically reflect expectations of future returns.

	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost
Service cost	19,589	13,018	16,515	4,905	4,912	4,295
Interest cost	77,995	64,139	62,004	6,299	6,495	5,734
Expected return on plan assets	(126,539)	(110,592)	(92,401)	—	—	—
Amortization of transition asset	(1,882)	(1,882)	(1,882)	—	—	—
Amortization of prior service cost	1,442	—	—	2,128	2,397	2,397
Recognized net actuarial gain	(8,211)	(8,238)	(5,049)	581	558	—
Net periodic pension cost (credit)	(37,606)	(43,555)	(20,813)	13,913	14,362	12,426

In September 2006, the FASB issued SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which became effective for the Company on December 31, 2006.  This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

21.    Supplementary Retirement Plan (Continued)

The incremental effect of applying SFAS 158 on individual line items of the balance sheet as of December 31, 2006 were as follows:

	Before application of FAS 158	FAS 158 Adoption Adjustments	After application of FAS 158

Prepaid pension plan	134,748	234,142	368,890
Deferred tax (noncurrent)	(45,814)	(79,608)	(125,423)
Accrued employee benefit liability	(41,799)	(21,710)	(63,509)
Deferred tax (noncurrent)	14,212	7,381	21,593
Others liability	(2,617)	(13,399)	(10,782)
Deferred tax (noncurrent)	890	4,556	3,666
Accumulated other comprehensive income, net of tax	1,978	131,362	133,340

22. Other operating income

On October 26, 2006, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income. This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the transit in rem judicatam of this proceeding, recognized in 2006 the tax credit in the amount of R$80,168, which, net of attorneys’ fees, represented a gain of R$75,654.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

23. Segment and Related Information

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

The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil, which has been adjusted for US GAAP in the following presentation:

a) Segment information

	2006	2005	2004
Net operating revenue
Processed products	3,102,397	3,147,296	2,731,136
Poultry	2,872,845	3,199,246	2,951,897
Pork	494,571	732,710	586,595
Beef	309,353	—	—
Other	97,535	239,186	37,845
Adjustments for US GAAP presentation	(46,401)	(596)	(198,248)
Total net operating revenue	6,830,300	7,317,842	6,109,225

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2006	2005	2004
Depreciation expense
Processed products	(92,214)	(60,863)	(76,648)
Poultry	(100,080)	(80,336)	(77,476)
Pork	(15,223)	(16,853)	(20,647)
Beef	(11,660)	—	—
Other	(4,072)	(7,294)	(1,363)
Total depreciation expense allocated to Segments	(223,249)	(165,346)	(176,134)
Depreciation allocated to administrative expenses	(17,320)	(12,829)	(13,461)
Adjustments for US GAAP presentation	35,185	(4,088)	31,774
Total depreciation expense	(205,384)	(182,263)	(157,821)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

23.           Segment and Related Information (Continued)

a) Segment information (Continued)

	2006	2005	2004
Segment operating income
Processed products	194,494	273,684	274,197
Poultry	100,204	269,766	260,393
Pork	35,489	94,586	70,902
Beef	11,482	—	—
Other	2,087	2,798	(3,765)
Adjustments for US GAAP presentation	(41,533)	40,069	33,302
Total operating income	302,223	680,903	635,029
Interest expense	(310,442)	(324,231)	(413,461)
Interest income and other	282,904	248,203	309,454
Foreign currency exchange gain (loss), net	104,219	159,602	20,672
Adjustments for US GAAP presentation	9,812	(93,825)	35,428
Income before income taxes, equity income or loss of investees and minority interest	388,716	670,652	587,122

Segment assets
Processed products	715,248	624,619	491,982
Poultry	1,018,005	750,504	459,035
Pork	275,533	147,724	137,798
Beef	104,340	—	—
Other	220,312	143,359	76,910
Adjustments for US GAAP presentation	(178,458)	(142,897)	(110,485)
Total property, plant and equipment	2,154,980	1,523,309	1,055,240

Reconciling items - corporate assets
Cash and cash equivalents	2,550,602	2,663,689	2,406,125
Accounts and notes receivable, net	678,598	509,615	349,605
Inventories	1,084,454	992,490	1,064,671
Other corporate assets	929,259	690,825	739,691
Adjustments for US GAAP presentation	463,406	184,459	105,156
Total consolidated assets	8,039,757	6,707,284	5,830,973

Capital expenditures
Processed products	302,648	194,587	93,220
Poultry	367,581	372,761	146,606
Pork	143,032	26,982	40,145
Beef	7,786	—	—
Other	234,331	91,662	52,286
Adjustments for US GAAP presentation	(85,776)	56,365	(7,340)
Total segment capital expenditures	969,602	742,357	324,917

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

23.           Segment and Related Information (Continued)

b) Export sales by region/market

	2006	2005	2004

Europe	889,171	978,318	985,746
Middle East	787,838	1,047,615	802,935
Asia	533,295	635,907	602,202
South America	528,453	542,151	387,130
Emerging markets (mainly Russia and other former Soviet Union countries)	719,706	872,333	806,520
Adjustments for US GAAP presentation	(46,426)	(627)	(191,869)
	3,412,037	4,075,697	3,392,664

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Reais - R$, unless otherwise indicated)

24. Supplemental Disclosures of Cash Flow Information

	2006	2005	2004

Income taxes paid	3,147	1,881	3,070
Interest paid (including exchange variation)	188,065	227,389	228,922

25. Supplemental Interest Expense and Interest Income and Other

	2006	2005	2004

Interest expenses
Interest and charges on real debt	(53,072)	(57,679)	(124,565)
Interest and charges on U.S. dollar debt	(192,994)	(185,269)	(52,271)
Loss on sale of securities	—	—	(110,000)
Other	(64,503)	(68,678)	(49,989)
	(310,569)	(311,626)	(336,825)

Interest income and other, net
Interest income on cash equivalents and investments in debt securities	204,086	218,685	219,163
Other	35.926	29,313	30,621
	240,012	247,998	249,784