Form 20-F
period 2007-12-31
SADIA S.A.
filed 2008-06-27
CIK 1130968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number  1-15184

SADIA S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Fortunato Ferraz, 659 Vila Anastácio, São Paulo, SP 05093-901, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares, no par value per share,	New York Stock Exchange
each represented by American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

(Title of Class)

SEC 1852 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

257,000,000 Common Shares, no par value per share
426,000,000 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman, Greenberg Traurig, LLP

200 Park Avenue, New York, New York 10166

GENERAL

Unless otherwise indicated, all references contained herein, to the “Company”, to “Sadia”, or to “Sadia Group” are references to Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries: Sadia International Ltd; Big Foods Ind. de Produtos Alimentícios Ltda.; Sadia GmbH; Rezende Marketing e Comunicação Ltda., Rezende Óleo Ltda., Sadia Overseas Ltd. and Concórdia Holding Financeira.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

U.S. GAAP Presentation

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the audited U.S. GAAP financial statements, which differ in certain respects from accounting practices adopted in Brazil (defined as Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended (Brazilian corporate law), and the rules and regulations of the Comissão de Valores Imobiliários, or CVM, the Brazilian Securities Commission.

SADIA S.A.

SELECTED FINANCIAL DATA

Years ended December 31, 2007, 2006, 2005, 2004 and 2003 (In thousands of reais - R$, except numbers of shares and per share amounts)

	2007	2006	2005	2004	2003

Net Operating Revenue	8,754,076	6,830,300	7,317,842	6,109,225	5,081,717
Operating Income	869,242	302,223	680,903	635,029	401,009
Net income	841,977	360,560	603,268	489,501	473,268

Basic earnings per thousand shares in R$:
Preferred	1,247.54	531.18	885.08	742.42	717.80
Common	1,247.54	531.18	885.08	674.93	652.54

Diluted earnings per thousand share in R$:
Preferred	1,239.11	529.79	884.38	742.42	717.80
Common	1,239.11	529.79	884.38	674.93	652.54

Dividends paid per thousand shares in R$:
Preferred	189.61	287.12	231.96	234.68	170.08
Common	189.61	287.12	210.87	213.34	154.61

Total Current Assets	5,037,322	4,929,689	4,588,176	3,944,802	3,645,379
Total Assets	9,457,887	8,039,757	6,707,284	5,830,973	6,149,453

Total Current Liabilities	2,653,285	2,493,279	2,625,812	2,766,719	2,969,833
Total Liabilities	5,924,923	5,447,114	4,479,167	3,992,609	4,627,868
Total Shareholders’ Equity	3,532,964	2,592,643	2,228,117	1,838,364	1,521,585

Weighted average number of shares outstanding:
Preferred	417,908,212	421,785,712	424,595,712	425,695,712	425,695,712
Common	257,000,000	257,000,000	257,000,000	257,000,000	257,000,000

The exchange rates of real amounts into U.S. dollars for the years ended December 31, 2003, 2004, 2005, 2006, 2007 and January 2008 through May 2008 are shown in the table below:

	Reais per U.S. Dollar
Year Ended December 31,	High	Low	Average	End of Period
2003	3.6623	2.8219	3.0715	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.7325	1.9483	1.7713

	Reais per U.S. Dollar
Months Ended	High	Low
January 2008	1.8301	1.7414
February 2008	1.7681	1.6715
March 2008	1.7491	1.6700
April 2008	1.7534	1.6575
May 2008	1.6949	1.6294

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

Historically, Brazil has experienced high rates of inflation. Inflation, as well as certain government efforts to combat inflation, has had significant negative effects on the Brazilian economy. Inflation rates were 25.31% in 2002, 8.71% in 2003, 12.41% in 2004, 1.21% in 2005, 3.86% in 2006, 7.75% in 2007 and 2.38% in the first quarter of 2008, as measured by the Índice Geral de Preços-Mercado, or the IGP-M. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil.

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

The real appreciated 13.4% in 2005, 9.5% in 2006, 20.5% in 2007 and 1.3% in the first three months of 2008 against the dollar. On March 31, 2008, the U.S. dollar/real exchange rate was US$1.00 per R$1.7491.

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

In addition to the animal health requirements, which are part of the Brazilian National Poultry Health Program, Brazil has adopted a range of measures intended to limit the possibility of an outbreak of AI, including: tightened controls at ports and airports for travelers arriving from Asia; a prohibition on the imports of paddy rice from Asia; restrictions on visits to Brazilian poultry farms by travelers from Asia; and restrictions on the importation of poultry genetics.

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

If the Company loses any of its largest clients, or if they significantly reduce the amount they purchase from the Company, its revenue and operating income could be materially adversely affected

The Company’s ten largest customers in 2007 accounted for approximately 22% of total domestic sales and the ten largest international customers in 2007 accounted for approximately 36% of our total export sales.While the Company has been developing new client-oriented policies to reduce the concentration of revenues, if it loses any of its ten largest customers or if they reduce significantly the amount they purchase from the Company, revenues and operating income could be materially adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Sadia S.A. is a publicly held company, incorporated in Brazil on June 7th, 1944, and therefore is subject to the requirements of Law No. 6,404, dated December 15th, 1976, as amended by Law 9,457/97 (Brazilian Corporate Law), and the rules and regulations of the Comissão de Valores Imobiliários – CVM, the Brazilian Securities Commission.

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

In 2007, Sadia invested R$ 1.1 billion, distributed among processed products; poultry, pork and beef production; information technology and logistics projects. As a strategy to remain competitive and reduce the risk in its operations, Sadia invested in the expansion of its product portfolio, particularly of breaded chicken products and processed pork products. In December 2007, to strengthen the Company in the segment of frozen processed products, Sadia acquired Big Foods, an industrial complex located in Tatuí, SP, specialized in the production of ready-to-eat sandwiches, lasagnas, pizzas, breads, rolls, cheese breads and other pastry items. Sadia also built its first industrial unit outside of Brazil in the city of Kaliningrad, Russia, based on a joint venture made with a local partner.

Reclassification

There have been no reclassifications made in the financial statements.

Investments

In the last years Sadia has continually increased its level of capital expenditures.

Sadia maintained its investments in 2007 with a firm commitment to growth and focus on its core business and the potential for international growth. Sadia ended 2007 with investments of R$1.1 billion. Out of this total, R$ 196.0 million were destined to the production of processed products (18.1%); R$ 614.7 million to poultry production (56.6%); R$ 136.4 million to pork production (12.6%); R$ 44.4 million to beef production (4.1%) and the remaining R$ 93.4 million (8.6%) were destined, mostly, to information technology and logistics projects. In December 2007, Sadia acquired Big Foods, an industrial complex located in Tatuí, SP, specialized in the production of processed food, for R$ 53.5 million. The annual production capacity of Big Foods is 20 thousand tons of processed products.

The works for the expansion of the Uberlândia unit, which became one of the most modern units among the 15 operated by the group in Brazil, were completed in 2007. The investment in this project totaled R$ 400 million, distributed among the years of 2004/2007,

The investment in the Russia plant which was finalized by the beginning of 2008 comprises a meat processing unit, developed in partnership with a Sadia distributor in that country. This plant consumed R$150 million of total investments, of which approximately R$ 92 million was invested by Sadia .

A portion of the resources contemplated in 2007 were also used to expand the Brasília unit, to modernize the Concórdia and Chapecó (SC) units and to improve internal technological processes.

In 2006, Sadia invested R$969,6 million, including R$85.0 million for the Jundiaí and Uberlândia distribution centers and R$60.0 million for the Uberlândia margarine plant. The investments in 2006 were directed towards poultry (38%), processed products (31%), pork (15%), beef (1%) and the projects at Lucas do Rio Verde and Russia (15%).

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

As part of the 2005 investment plan, in January 2005 Sadia acquired 100% of Só Frango Produtos Alimentícios Ltda. (“Só Frango”), for R$70.3 million. Só Frango was active in poultry slaughtering and processing as well as in the production of animal feed meal. Its product line ranges from whole chicken, special frozen and chilled cuts to sausages and cold cut meats. With 1,700 employees, Só Frango generated R$220 million in gross revenues in 2004 and had a slaughtering capacity of 150,000 chickens per day. In April 2005, Só Frango was merged into Sadia S.A.. Sadia is expanding this capacity over the next five years to 300,000 chickens per day, which should generate 2,000 new direct jobs and around 12,000 indirect jobs. All operations with out growers and suppliers, as well as Só Frango’s job positions, have been maintained. Through this acquisition, the Company strengthened its presence in the central region of Brazil, close to raw material producers and to main centers of consumption.

Investment Plans

Plans for 2008 contemplate investments of R$1.6 billion, which will be destined to processed products (R$556 million), expansion in pork and poultry capacity mainly in the Lucas do Rio Verde unit (R$558 million), towards the beef segment (R$70 million), breeding stock (R$150 million), the Pernambuco distribution center (R$60 million) and to various expansion and enlargement projects, IT and infrastructure.

The most significant investment, in the period from 2006 to 2009, is destined to the agroindustrial Site of Lucas do Rio Verde, in Mato Grosso. This project contemplates the construction of a poultry slaughtering unit, one swine slaughtering and one processing unit. The works started in the second half of 2006 and the plant startup is scheduled for the second semester of 2008. Out of the total estimated amount, R$ 800 million shall come from the company and the remaining R$700 million shall come from the group of integrated farmers. They will be indirectly financed by the National Economic and Social Development Bank (BNDES) to build the aviaries and poultry farms that will feed the agroindustrial plant. The amount will be directed towards the construction of a poultry slaughter house, with a slaughter capacity of 114 million heads per year; a slaughter and industrialization hog unit, with slaughter capacity of 1.25 millions animals per year, one processing unit and a feed mill factory.

Additional information on this investment plan are as follow:

• For the second semester of 2008, the poultry slaughter houses will operate with 20% of capacity. In 2009, it is expected that these units will operate with 100% of capacity.

• The pork slaughter houses will operate in the first quarter of 2009 with 40% of capacity. In 2010, it is expected that these units will operate with 100% of capacity;

• The expected additional annual revenue for poultry is R$600 million by end of 2009, and the expected additional revenue for the hog unit is R$400 million by end of 2009;

• The tax incentives will be similar to those obtained in other states in the Midwest and better than those obtained in the southern states of Brazil.

In 2008, Sadia will construct another plant abroad. With the aim of increasing market share in the Middle East, this unit, which will be set up in the Arab Emirates to produce poultry and beef processed products, will receive investments of US$ 100 million.

B. Business Overview

Sadia is the leader in almost every segment in which it is present within Brazil (see “Market Share”), with a product portfolio of over 1,000 products. According to the Brazilian Chicken Exports Association (ABEF), the Company was the largest Brazilian slaughterer and exporter of poultry in 2007. According to the Brazilian Pork Production and Export Association (ABIPECS) Sadia was the largest brazilian pork slaughterer and exporter in 2007. Sadia is also the largest domestic distributor of frozen and refrigerated meat-based products (according to AC Nielsen), and leader in the Brazilian market for margarine. As of December 31, 2007, the Sadia Group had 52,422 employees, one of the largest employers in Brazil. In 2007, Sadia sold 1,012.8 thousand tons of poultry, 152.7 thousand tons of pork, 57.2 thousand tons of beef and 924.0 thousand tons of processed products, including frozen and refrigerated meat-based products and margarine, generating gross operating revenues of R$10.0 billion and net income of R$842.0 million.

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

Sadia owns 15 plants within 8 different states in Brazil and one plant abroad, in Kaliningrado, Russia. Sadia distributes its product line of over 1,000 items through distribution and sales centers located throughout Brazil, Latin America, the Middle East, Asia and Europe.

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

•              Increase production, through organic growth, investment in production capacity and acquisitions. Sadia´s goal is to expand production capacity at its existing facilities and to build new plants, while also continuing to focus on its core business.

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

•              Invest in environmentally sound projects and initiatives. Sadia has been increasingly active in seeking to assure that its business is environmentally sound, beyond mere compliance with regulations, and it intends to invest significantly in this aspect of  the business, an example is the  “3S Program” - Sadia Sustainable Swine Production Program, which will consist in selling carbon certified emission reductions under the Clean Development Mechanism signed at the Kyoto Treaty to finance social initiatives in the outgrowers area.

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

In 2007, 46.6% of total gross operating revenue was derived from the processed products segment, poultry 38.6%, pork 6.8%, beef 3.3% and 4.9% from other activities. Of the Company’s total gross operating revenue in 2006, 49.0% of total gross operating revenue was derived from the processed products segment, poultry 36.3%, pork 6.7%, beef 3.7% and 4.2% from other activities, such the grain and by-products segment, hog and poultry breeding, boiled beef, beef-parts and resale of products. In 2005, 44.5% was derived from the processed products segment, poultry 41.4%, pork 8.9%, and 5.2% from other activities.

Activities related to the grains and by-products currently consist of the crushing of soy to obtain the meal used as a raw material in the production of feed for the company’s stock and that of the integrated producers.

The following tables present sales volumes and gross operating revenue (prepared and presented in accordance with US GAAP) for the years ended 2007, 2006 and 2005, as shown:

Sales Volumes (ton)

	2007	2006	2005

Domestic Market	998,426	928,626	823,573
Processed Products	813,057	723,086	647,062
Poultry	132,004	155,485	142,177
Pork	43,767	41,022	34,334
Beef	9,598	9,033	—

Export Market	1,148,302	963,959	1,006,047
Processed Products	110,975	76,470	91,593
Poultry	880,790	762,479	808,636
Pork	108,928	81,382	105,818
Beef	47,609	43,628	—

Consolidated	2,146,728	1,892,585	1,829,620
Processed Products	924,032	799,556	738,655
Poultry	1,012,794	917,964	950,813
Pork	152,695	122,404	140,152
Beef	57,207	52,661	—

Gross Operating Revenue (R$ Million)

	2007	2006	2005

Domestic Market	5,319.9	4,482.0	4,251.7
Processed Products	4,149.8	3,513.5	3,289.1
Poultry	559.4	492.3	512.1
Pork	190.4	154.5	148.3
Beef	56.0	40.6	—
Other	364.3	281.1	302.2

Export Market	4,636.0	3,412.0	4,075.7
Processed Products	477.5	361.6	412.3
Poultry	3,281.5	2,373.0	2,937.6
Pork	484.1	371.1	592.4
Beef	272.5	254.7	—
Other	120.4	51.6	133.4

Consolidated	9,955.9	7,894.0	8,327.4
Processed Products	4,627.3	3,875.1	3,701.4
Poultry	3,840.9	2,865.3	3,449.7
Pork	674.5	525.6	740.7
Beef	328.5	295.3	—
Other	484.7	332.7	435.6

(*) Other: Grains and by-products, pig and chicken beeding and products resale

The following table presents the breakdown of gross operating revenue in percentage terms by segment, for the years ended 2007, 2006 and 2005, as shown:

Gross Operating Revenue by Segment (%)

	2007	2006	2005

Processed Products	46	49	44
Poultry	39	36	41
Pork	7	7	9
Beef	3	4	—
Other (*)	5	4	5

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

(R$ Thousand)	2007	2006	2005
Net operating revenue
Processed products	3,745,713	3,102,397	3,147,296
Poultry	3,774,731	2,872,845	3,199,246
Pork	624,117	494,571	732,710
Beef	334,995	309,353	—
Other (*)	143,635	97,535	239,186
Adjustments for US GAAP presentation	130,885	(46,401)	(596)
Total net operating revenue	8,754,076	6,830,300	7,317,842

(*) Other net operating revenue is primarily attributable to grains and by-products.

(R$ Thousand)	2007	2006	2005
Depreciation expense
Processed products	(116,679)	(92,214)	(60,863)
Poultry	(131,053)	(100,080)	(80,336)
Pork	(21,358)	(15,223)	(16,853)
Beef	(14,059)	(11,660)	—
Other	(5,555)	(4,072)	(7,294)
Total depreciation expense allocated to Segments	(288,704)	(223,249)	(165,346)
Depreciation allocated to administrative expenses	(17,451)	(17,320)	(12,829)
Adjustments for US GAAP presentation	59,175	35,185	(4,088)
Total depreciation expense	(246,980)	(205,384)	(182,263)

(R$ Thousand)	2007	2006	2005
Segment operating income
Processed products	362,257	194,494	273,684
Poultry	248,286	100,204	269,766
Pork	46,862	35,489	94,586
Beef	3,635	11,482	—
Other	8,690	2,087	2,798
Adjustments for US GAAP presentation	199,512	(41,533)	40,069
Total operating income	869,242	302,223	680,903
Interest expense	(332,378)	(310,442)	(324,231)
Interest income and other	241,735	282,904	248,203
Foreign currency exchange gain (loss), net	54,056	104,219	159,602
Adjustments for US GAAP presentation	139,884	9,812	(93,825)
Income before income taxes, equity income or loss of investees and minority interest	972,539	388,716	670,652

Segment assets
Processed products	713,064	715,248	624,619
Poultry	1,498,736	1,018,005	750,504
Pork	390,458	275,533	147,724
Beef	134,616	104,340	—
Other	283,912	220,312	143,359
Adjustments for US GAAP presentation	(123,378)	(178,458)	(142,897)
Total property, plant and equipment	2,897,408	2,154,980	1,523,309

Reconciling items - corporate assets
Cash and cash equivalents	2,369,309	2,550,602	2,663,689
Accounts and notes receivable, net	523,558	678,598	509,615
Inventories	1,168,936	1,084,454	992,490
Other corporate assets	1,098,791	929,259	690,825
Adjustments for US GAAP presentation	1,399,885	641,864	327,356
Total consolidated assets	9,457,887	8,039,757	6,707,284

Capital expenditures
Processed products	195,969	302,648	194,587
Poultry	614,660	367,581	372,761
Pork	136,417	143,032	26,982
Beef	44,442	7,786	—
Other	93,442	234,331	91,662
Adjustments for US GAAP presentation	(134,678)	(85,776)	56,365
Total segment capital expenditures	950,052	969,602	742,357

Processed Products

As a result of the Company’s strategy of concentrating on higher value-added, higher margin products, the processed products segment results increased significantly as from the second half of the 1990s. Average volumes sold increased 11.7% per year since 1998. Sales of processed products accounted for 46.5% of the Company’s gross operating revenues in 2007.

Sadia owns ten plants in Brasil that manufacture processed products, eight of which are dedicated to meat processing, two to margarine and two to pizza, pasta and desserts production. These plants are located close to their suppliers of raw materials or to the main domestic centers of consumption.

The processed products segment comprises a wide range of products, including: frozen products (hamburgers, breaded products, ready-to-eat dishes and pizzas), refrigerated products (hams, sausages, frankfurters, bolognas, salamis, cold cuts, product portions, refrigerated pasta and desserts) and margarine, the majority of which are sold under the Sadia brand.

Processed products in the domestic market, accounted for 89.7% of the total gross sales of this segment, with the remaining 10.3% directed towards exports. The total sales from this segment grew 19.4% as compared to 2006.

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

The following table presents gross operating revenue from sales of processed products in 2007, 2006 and 2005:

Gross Operating Revenue (R$ Million)

	2007	2006	2005
Processed Products	4,627.3	3,875.1	3,701.4
Refrigerated	3,721.9	3,224.7	3,084.7
Frozen	905.4	650.4	616.7

Sadia is the Brazilian leader in frozen and refrigerated processed products according to AC Nielsen’s surveys. The Company’s market position is supported by significant investments in its brand, distribution channels and in quality control.

	Brazilian Market Share (2006)
	Position	Market Share by Revenue (%)	Period
Frozen Processed Products	1st	43.3	October/November-06
Refrigerated Processed Products	1st	31.1	November/December-06
Margarine	1st	45.4	October/November-06

Source: AC Nielsen

In order to maintain market share, Sadia will continue to concentrate on launchings of higher value-added products. In 2007, the Company launched 25 products, against 41 products in 2006 and 76 products in 2005.

Poultry, Pork and  Beef

In 2007, sales of non-processed products reached R$4,843.9 million, and accounted for 48.7% of the Company’s total gross operating revenue. In 2006, sales of non-processed products reached R$3,686.3 million, and accounted for 46.7% of the Company’s total gross operating revenue. In 2005, sales of non-processed products reached R$4,190.4 million, and accounted for 50.3% of Sadia’s total gross operating revenue. In 2007, poultry, pork and beef sales accounted for approximately 87.1% of total export revenue, in 2006 for approximately 87.9% and in 2005, 86.6%.

Sadia owns nine chicken slaughterhouses, three turkey slaughterhouses, and four pork slaughterhouses. In addition, the Company has one beef slaughterhouse in the state of Mato Grosso, which became operational as of November 2005. The table below shows slaughtering volumes of the Company for the years ended December 31, 2007, 2006, and 2005, in millions of units:

Slaughtering Volumes (Million Heads)

	2007	2006	2005
Poultry	751.8	666.9	650.1
Hogs	4.4	4.0	3.8
Beef	0.23	0.25	0.07

The following table shows gross operating revenue from non-processed products, for the years of 2007, 2006 and 2005:

Gross Operating Revenue (R$ Million)

	2007	2006	2005

Poultry	3,840.9	2,865.3	3,449.7
Whole	1,618.4	1,239.8	1,492.9
Parts	2,037.7	1,491.2	1,811.0
By-products	184.8	134.3	145.8
Pork	674.5	525.6	740.7
Beef	328.5	295.3	—
Total	4,843.9	3,686.2	4,190.4

In 2007, Sadia had a 15.1% share of chicken production in Brazil, in terms of tons and a 23.5% share of the Brazilian poultry export market. This compares with results for 2006 and 2005, when the Company had a 14.7% and 10.3% share of domestic chicken production and a 25.9% and 25.8% share of the Brazilian poultry export market, respectively. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. This market is shared with other competitors, but the Company was still in the leadership position, with 57.7% of total slaughter in 2007, as compared with 63.2% of total slaughter in 2006 and 65.6% for 2005.

Approximately 70.0% of the Company’s pork production is used in its processed products segment. The remainder is sold as fresh meat cuts in the domestic and international markets. According to the Brazilian Pork Producers Association (ABIPECS), in 2007, Sadia had a 12.4% share of Brazilian pork production, and a 18.3% share of the Brazilian pork export market. This compares with results for 2006 and 2005, when the Company had a 12.1% and 14.2% share of Brazilian pork production and a 14.5% and 14.2% share of the Brazilian pork export market, respectively.

In November 2005, Sadia decided to resume its beef operations because it believes that it represents a complementary business to the Company’s activities. Sadia’s strategy in this sector is to concentrate sales towards the export market; for the domestic market the Company will focus its efforts on premium beef cuts. In 2007, it accounted for 6.8% of total Gross Operating Revenues. In 2006, it accounted for 3.7% of total Gross Operating Revenues.

Production Process

Processed Products

The Company uses special cuts of beef, pork, chicken and turkey, as well as selected and shaped fragments for the production of hams, sausages, frankfurters, bologna, hamburgers, pressed ham and related products. Seasonings and secondary raw materials are applied to each product type or line, according to established formulas, in order to ensure consistency, color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

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

The Company imports grandparent stock from the United States in the form of eggs that are hatched in its hatcheries and then raised on company-owned farms. These birds produce parent stock that are also raised on Company-owned farms, and that in turn produce eggs. The operation involves twelve hatchery centers, eight of which produce “one-day-chicks” and four “one-day-turkeys”. The “one-day-chicks” are supplied to third-party outgrowers. Sadia operates a similar system for turkeys, importing eggs to produce grandparent stock that in turn produces parent stock that are raised on company-owned farms. The Company is not dependent on any foreign supplier for its genetic resources, nor does it face any barriers to their development.

The “one-day-chicks” produced by parent stock are supplied to integrated outgrowers who are responsible for raising the birds. Sadia has contracts with approximately 6,300 outgrowers, to which the Company provides feed, technical and veterinary assistance to allow such outgrowers the outgrowing process up to the time the birds reach slaughtering age, which for chickens is normally 34 days (at a weight of 2.0 kg). There are no employment agreements between the Company and the outgrowers, who generally carry out this activity in order to supplement their income. Most outgrowers farm on a small scale and raise six flocks per year (each flock consists of approximately 14,000 chickens). The Company remains the owner of the birds, and at the end of each production cycle, pays a commission fee based on a performance index that is calculated as a function of indicators such as bird mortality, feed to meat conversion ratio and average weight. The fee paid to the integrated farmers covers the outgrowing costs, raw materials, labor and their net profit.

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

Beef

Sadia acquires cattle for slaughter at our Várzea Grande unit from producers in the state of Mato Grosso, within a limited radius of our facility, whose cattle have been branded at birth and therefore are of verifiable origin. Currently the Company is able to slaughter almost 2,000 heads of cattle per day.

Principal markets where the Company competes

In 2007, Sadia had an average of 46.6% of its gross operating revenues provided from exports. This ratio was 43.2% for 2006 and 48.9% 2005. The table set forth below presents the main regions of the world where the company has commercial relations and the discussion that follows describes the main trends and expectations for its markets. This information has been prepared and presented in accordance with Brazilian GAAP and is adjusted for U.S. GAAP. Refer to Note 23 of the consolidated financial statements for details on the primary differences between Brazilian GAAP and U.S. GAAP.

Exports Gross Operating Revenues (R$ Thousand)

	2007	2006	2005

Europe	1,256,325	889,171	978,318
Middle East	986,240	787,838	1,047,615
Asia	691,273	533,295	635,907
South America	643,770	528,453	542,151
Emerging markets (mainly Russia and other former Soviet Union countries)	946,428	719,706	872,333
Adjustments for US GAAP presentation	111,955	(46,426)	(627)
Total	4,635,990	3,412,037	4,075,697

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and in Kaliningrad as well as sales offices located in various countries.

Europe is a large purchaser of poultry cuts and processed products. Sadia maintains a traditional presence in the Middle East, with market leadership and strong brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.4 kilograms) and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, the Company exports mainly pork and poultry cuts and processed products. The main exports to Asia are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated primarily in processed products, poultry parts and whole birds. Secondary markets include regions with great potential for growth in the medium term.

Seventy six percent of the Company’s exports in 2007 were to investment grade countries.

Market Overview – Domestic and International Markets

The potential growth of the Brazilian market for processed food, poultry, pork and beef, and Brazil’s low production costs are attractive to international competitors. The main barrier to such companies has nevertheless been the need to build a wide ranging refrigerated distribution chain, and a network of integrated producers.

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

Frozen Processed Products

In 2007, the Brazilian market for frozen processed products accounted for sales of R$1,454.4 million. Approximately 79.7% of this total is attributable to the two largest companies, Sadia and Perdigão.

	2007	2006	2005
Sales (R$million)	1,454.4	1,286.3	1,214.3
Change %	13.1%	5.9%	10.3%
Volume (thousand tons)	171.8	157.1	143.4
Change %	9.3%	9.5%	8.5%

Source: AC Nielsen

Due to the characteristics of frozen processed products with production concentrated among a small number of companies, and supply aimed at a more restricted group of consumers, Sadia believes that volume sales of frozen processed products will maintain their trend of around 9.8% annual average growth registered between 2005 and 2007. In any case, since the market for frozen processed products is still far from mature in Brazil, the Company believes that medium and long-term prospects for this segment are highly positive based on the trend over the preceding years.

Refrigerated Processed Products

In 2007, the Brazilian market for refrigerated processed products accounted for sales of R$6,752.4 million. The two largest companies in this market together accounted for approximately 50.6% of net sales, according to AC Nielsen, with the remaining share being split among a large number of small companies.

	2007	2006	2005
Sales (R$million)	6,752.4	6,163.0	5,094.9
Change %	9.6%	21.0%	16.2%
Volume (thousand tons)	973.2	893.5	744.0
Change %	8.9%	20.1%	10.1%

Source: AC Nielsen

Margarine

In 2007, the Brazilian market for margarine accounted for sales of R$1,541.0 million. The three largest producers (including Sadia as the largest) accounted for 83.7% of the market.

	2007	2006	2005
Value (R$million)	1.540,5	1,541.0	1,527.5
Change %	0,0%	0.9%	1.8%
Volume (thousand tons)	324,3	326.8	302.3
Change %	-0,8%	8.1%	5.7%

Source: AC Nielsen

Poultry

Domestic Market

The Brazilian poultry market is a complex sector where a few large companies share the market with small producers. According to UBA’s 2008 annual report, the four largest chicken producers in

Brazil accounted for 38.5% of Brazilian production in 2007. The low concentration in the market increases competitive pressure in the segment. Prices are subject to supply and demand imbalances.

Many of these small producers operate under low quality standards because of the large number of producers and government difficulties to inspect producers on a regular basis. Additionally, there is widespread belief that tax evasion practices among these producers reduce their costs as compared to producers such as Sadia that comply with applicable regulations.

Growth in Brazilian per capita consumption of poultry over the last four years is expected to continue as the UBA forecasts a 1.6% growth for 2008 as compared to 2007.

(p) preliminary; (f) forecast

Source: USDA / ABEF

In the local market, poultry export business in Brazil has grown more rapidly since the mid 1990s. This can be explained by the production shift of large Brazilian companies’ exports, as well as by the competitiveness of Brazilian poultry. Sanitary problems in the main producing countries such as the Bovine Spongiform Encephalophy (“BSE”) cases in Europe, avian influenza problems in Thailand and both BSE and avian influenza cases in the United States have changed the world broiler trade dynamics. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts and mechanically de-boned chicken meat. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian chicken, and the number of markets which Brazil has access was 142 in 2007, according to ABEF.

	Brazilian Broiler Exports Destination (thousand tons)
	2007	07 V.A.%	2006	06 V.A.%	06/05%
Middle East	984	30%	748	29%	32%
Asia	810	25%	738	29%	10%
Africa	262	8%	289	11%	-9%
EU	561	17%	243	9%	131%
Russia	194	6%	182	7%	7%
South America	174	5%	132	5%	32%
Other	302	9%	255	10%	18%
Total	3,287	100%	2,587	100%	220%

Source: ABEF

For 2008, the USDA has revised upwards the projected Brazilian broiler production to 4.0% higher than the 2007 10.2 million tons production. The projected increase in production reflects the firm domestic demand derived from higher employment rates and consumer purchasing power as the economy improves and continues to boost demand for animal proteins. In addition to that, expansion in the export market will likely continue in view of higher world demand for broilers due to the reduction of the concern over Avian Influenza, estimated increase in exports to traditional markets due to the Brazilian products competitiveness and efforts by Brazilian poultry exporters in new markets.

According to the UBA Report, whole broiler exports in 2007 reached nearly 1.2 million tons, compared to the 0.9 million tons in 2006 and 1.0 million tons in 2005. Exports of broiler parts reached 1.8 million tons, up 12.4% over 2006. Brazilian broiler exporters’ strategy is to increase profitability by focusing on higher value products, such as broiler parts and further processed products, which increased significantly in 2007 by 22.1% in volume, reaching 155,341 tons.

The European Union was, in 2007, the largest market for Brazilian broiler exports, mostly broiler parts. The increase in broiler exports to the European Union also reflects a significant increase in exports of processed broilers. The European Union market accounted for nearly 80% of all processed broiler exports from Brazil.

In 2007, Hong Kong was the second largest market for Brazil’s broiler exports, mostly broiler parts.

Saudi Arabia, traditionally Brazil’s largest single export market for poultry, now ranks third. Saudi Arabia accounted for nearly 39% of all Brazilian broiler exports to the Middle East.

Japan was the fourth largest Brazilian destination of broilers in 2007, also mostly broiler parts.

International Poultry Market

Expansion in the export market is expected, in view of the reduction of the concern over Avian Influenza (“HPAI”). According to the FAO, properly cooked poultry is safe to consume a conventional cooking temperatures at or above 70°C in all parts of a food item) will inactivate the H5N1 virus. Moreover, there is no epidemiological evidence to indicate that people have been infected with the H5N1 virus following consumption of properly cooked poultry or eggs. It is thus expected that as consumers become more aware of the true dangers of HPAI, the level of poultry consumption will not be affected.

According to the USDA, world economic growth is projected to increase at a 3.5% average annual rate between 2008 and 2017, after averaging 2.9% annual average between 2001 and 2007. Strong economic growth in developing countries, particularly important for growth in global food demand, is projected at 5.8% percent annually for 2008-17. Macroeconomic stability and growth in low and some middle-income countries may result in higher consumption of red meat and poultry, providing new growth opportunities for domestic producers and world suppliers. The forecast economic environment will promote investment in meat production and processing capacity in many major livestock and poultry producing countries.

Moreover, increases in worldwide real per capita GDP in 2006 and 2007 continued to fuel rising livestock and poultry consumption and hence production. Asian economies particularly China, Hong Kong, Taiwan, and Thailand are forecast to experience growth, likely fostering meat consumption as consumers will have more disposable income.

According to USDA, Broiler production is bound to slightly decline in late 2008 and early 2009 due to high feed costs, recovering later in the second half of 2009, when livestock and poultry prices are generally forecast higher due to lower meat supplies.

According to FAO, per capita consumption of poultry in developed countries is more than three times that of developing countries. This difference is even more accentuated for certain countries. In 2007, for instance, while India is expected to have consumed 1.8kg poultry per capita, United States are expected to consume more than 25 times that amount with 45.4kg.

Acording to the USDA, China and the European Union are expected to be net broiler meat importers again in 2008 on the basis of continued strong demand, higher domestic prices, and strengthening currencies. China imports are expected to grow about 10% in 2008,while EU imports are expected to be unchanged.

According to the USDA, broiler meat exports by major traders are forecast to reach 7.7 million tons in 2008. The 2007 increase of 11.4% in broiler meat exports is the result of increased trade by a number of countries including Brazil, Argentina, China, Thailand, and the United States.

According to the USDA, in 2007, Russian poultry production is expected to increase by an additional 11.1% in 2008, as the sector continues to benefit from heavy investment. Despite these investments, Russia will continue to be the worldwide leader in poultry imports with a forecast 1.2 million tons for 2008.

Japan’s total broiler consumption in 2008 is projected to stay flat from the level achieved last year at 1.9 million tons. The USDA also expects a slight decrease of 0.8% in the Japanese poultry imports, as a consequence of the weaker outlook for food service demand.

Saudi Arabia poultry imports for 2008 are expected to reach about 490,000 tons, an 4.3% increase compared to 2006 volumes.

Sadia believes there is a great potential market in the Middle East. In seeking new opportunities, Sadia was the first Brazilian food company to enter the Egyptian market.

The USDA projects that the European Union broiler meat consumption will have a slight increase of 1.3%, reaching 8.2 million tons. Imports on the other hand, are expected to increase by 1.6%, to 650,000 tons in 2008.

In 2008, Chinese broiler meat imports are projected to reach 600,000 tons, a 24.5% increase from the previous year. The United States continues to be the only country that can sell poultry products for direct consumption in China’s retail sector.

	World Broiler Balance (thousand tons)
	2007			2008 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
China	11,500	10,585	358	12,500	11,570	390
Brazil	10,305	7,120	2,922	10,895	7,450	3,100
EU	8,111	7,490	623	8,200	7,940	700
Mexico	2,730	3,148	—	2,825	3,146	—
India	2,300	2,200	—	2,400	2,400	—
Russia	1,350	1,184	59	1,500	2,680	—
Argentina	1,280	2,400	—	1,400	1,249	155
Japan	1,241	1,915	—	1,225	1,913	—
Thailand	1,050	—	297	—	—	—
Iran	1,153	1,194	139	1,150	—	—
United States	16,211	13,901	2,524	16,536	14,005	2,524
Total	57,231	51,137	6,922	58,631	52,353	6,869

(f) forecast

Source: USDA

	World Broiler Imports
	2007		2008 (f)
	Volume	%	Volume	%
China	482	6.9%	600	8.3%
EU	640	9.2%	650	8.9%
Mexico	400	5.7%	400	5.5%
Russia	1,222	17.5%	1240	17.1%
Japan	696	10.0%	690	9.5%
South Africa, Republic of	239	3.4%	244	3.4%
Saudi Arabia	470	6.7%	490	6.7%
United Arab Emirates	238	3.4%	260	3.6%
Hong Kong	215	3.1%	245	3.4%
United States	28	0.4%	27	0.4%
Others	2,354	33.7%	2,418	33.3%
Total	6,984	100%	7,264	100.0%

(f) forecast

Source: USDA

Pork

Domestic Market

Pork companies are subject to the same problems as those in the poultry market, including unfair competition with small and low quality producers. Although these problems influence product quality, there is a failure on the part of the consumer to perceive the quality risks involved and price dumping is widely practiced. According to ABIPECS 2007 annual report, the four largest pork producers in Brazil were responsible for 34.7% of Brazilian pork production in 2007.

(p) preliminary; (f) forecast

Source: USDA / ABIPECS

Brazilian pork breeding and slaughtering continues to increase the efficiency of production. Measured by the average birth rate of piglets, productivity doubled since the 1970s, and the birth rate reached 24 animals per female. At 160 days old, animals weigh 100 kg on average, and are ready to be slaughtered. Research developments have also contributed to help reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for better productivity of prime cuts, more meat per carcass and more nutritious and healthier meat. Besides, the production increase was also due to better genetics potential on breeders. In the last three years, the number of animals slaughetered by breeder increased 12.5%, from 19.2 to 21.6 animals per breeder and per year.

Brazilian pork exports increased by 14.8% in volume in 2007 to 606,513 tons, from 528,195 tons in 2006. In terms of market value, pork exports increased to more than US$1.2 billion in 2006 from almost US$1.0 billion in 2006, an increase of 18.7%.

	Brazilian Pork Exports
	Tons				Thousand US$
	2007	%	2006	%	2007	%	2006	%
Russia	278,724	46.0	267,689	50.7%	667,528	54.2	622,249	60.0%
Hong Kong	106,224	17.5	73,908	14.0%	169,100	13.7	95,917	9.2%
Ukraine	54,747	9.0	50,469	9.6%	93,854	7.6	75,158	7.2%
Singapore	31,914	5.3	25,254	4.8%	68,893	5.6	54,359	5.2%
Argentina	29,726	4.9	19,176	3.6%	55,204	4.5	35,011	3.4%
Angola	16,882	2.8	—	—	23,851	1.9	—	—
Albania	13,794	2.3	—	—	22,068	1.8	—	—
Uruguai	11,533	1.9	—	—	21,818	1.8	—	—
United Arab Emirates	6,973	1.1	—	—	19,416	1.6	—	—
Moldovia	10,383	1.7	20,792	3.9%	12,597	1.0	41,764	4.0%
Other	45,613	7.5	70,908	13.4%	76,639	6.2	112,730	10.9%
Total	606,513	100.0	528,195	100,0%	1,230,968	100.0	1,037,187	100%

Source: Abipecs

Russia remains Brazil’s major destination as demand growth exceeds Russian meat producers’ ability to respond. Russia accounted for 50.7% of total Brazilian exports volumes in 2006, declining to 46.0% in 2007. Brazil retains its favorable cost position enabling it to be competitive in Russia and other price sensitive markets in spite of its strong currency. Brazil has been affected less than its competitors by the sharp rise in the price of soymeal and corn as its large processing companies have built large new facilities in the midwest where soy and corn are more cost competitive than in traditional meat-producing states in the southern part of Brazil.

Hong Kong is the second largest Brazilian market for pork exports with a 17.5% volumes market share, followed by Ukraine, the third largest market for Brazilian pork exports, with 9.0% of market share in volumes.

Pork production in Brazil is expected to keep the same growth rate of 2007 (nearly 1.9%) in 2008, achieving 3.0 million tons.

International Market

Pork volumes are still recovering after a year of supply shortfalls due to large scale outbreaks of blue ear disease, higher feed prices, and lower sow inventories. Pork inventories are forecast to expand as sow inventory is rebuilt. However, slaughter rates may remain relatively low, as producers hold back female stock. The world pork production is forecast at 93 million tons in 2008.

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

Similar to poultry, it is projected that in the coming years most of the growth in pork consumption will derive from the emerging economies. Not only are low and middle-income countries increasing their per capita consumption, but they are also gradually accounting for a greater share of world consumption. According to the USDA, China’s pork consumption accounted for 46.1% of world consumption in 2007 and it´s expected to account for 46.0% in 2008. The EU’s share of pork consumption is forecast to decrease from 22.3% in 2007 to 22.0% in 2008.

EU pork production is expected to marginally fall as producers respond to higher feed prices. As production declines, high EU prices are expected. Exports are projected to grow 1,4% The European Union  retains the second position in exports and is forecast to account for 23.7% of total pork exports.

The United States market is currently signaling producers to expand production. Production in recent years has been export driven. While only 8.2% of U.S. pork production was exported in 2002, 15.9% of American pork production is expected to be exported in 2008. In 2008, U.S. pork exports are forecast to reach 1.7 million tons.

In 2003, the Russian government published the resolutions that established poultry quota and beef and pork tariff rate quotas (“TRQ”). The Russian TRQ establishes country specific quotas for the EU, Paraguay, United States and a general quota for all other countries. As processed pork, unlike other types of pork, is not under the TRQ, imports of processed pork have increased.

Pork meat bans were introduced by Russia at the end of 2005 (affecting Brazil and Poland) and in the beginning of 2006 (affecting Ukraine) which created a state of uncertainty for importers looking to fill their TRQ allocations. In 2006, Russia partially lifted the ban for the states of Mato Grosso, São Paulo and Rio Grande do Sul and remained in this situation throughout 2007. In 2008,  Brazil had no changes concerning the referred status. Efforts to asure sanitary warranty are being made by the Brazilian Government to lift the ban in Parana, Santa Catarina and introduce Minas Gerais as a eligible state to export to Russia.

	World Pork Balance (thousand tons)
	2007			2008 (f)
	Production	Consumption	Exports	Production	Consumption	Exports
China	44,200	44,048	350	44,700	44,580	330
EU	22,600	21,257	1,282	22,500	21,315	1,300
Brazil	2,990	2,260	730	3,110	2,340	770
Russia	1,910	2,803	—	2,030	2,939	—
Vietnam	1,832	1,855	19	1,850	1,861	19
Canada	1,850	984	1,033	1,790	969	1,010
Philippines	1,245	1,270	—	1,250	1276	—
Japan	1,250	2,472	—	1,240	2,504	—
Mexico	1,150	1,514	81	1,180	1,540	90
Korea, Republic of	1,043	1,506	13	1,085	1,550	15
United States	9,962	8,964	1,424	10,684	9,384	1,694
Other	5,626	6,581	220	5,711	6,666	253
Total	95,658	95,514	5,152	97,130	96,924	5,481

Source: USDA

According to the USDA, Japan is expected to remain the world’s largest pork importer in 2008, importing 1,250 thousand tons, 3.3% above the 2007 volumes.

	World Pork Imports
	2007		2008 (f)
	Volume	%	Volume	%
Japan	1,210	23.8%	1,250	24.1%
Russian Federation	894	17.6%	910	17.6%
Korea, Republic of	447	8.8%	460	8.9%
Mexico	445	8.8%	450	8.7%
Hong Kong	302	5.9%	310	6.0%
China	198	3.9%	210	4.1%
Canada	171	3.4%	185	3.6%
Australia	141	2.8%	160	3.1%
Singapore	97	1.9%	97	1.9%
Ukraine	82	1.6%	65	1.3%
United States	439	8.6%	420	8.1%
Other	656	12.9%	666	12.8%
Total	5,082	100.0%	5,183	100.0%

(f) forecast

Source: USDA

Beef

According to the USDA Annual Report, the world supply of beef continues to be tight due to the negative impacts of bovine spongiform encephalopathy (BSE), foot and mouth disease (FMD)-related trade restrictions and to the drought in 2007 (mainly in Australia), which was responsible for several losses. Total beef production by major traders is forecast to stay flat in 2008, at 54.6 million tons. Brazil and China are the only leading producers forecast to present a production growth. Brazilian production is expected to increase by 3%, to a record of 9.7 million tons in 2008. China production is forecast to expand nearly 3%, to 7.7 million tons.

	World Beef Balance (thousand tons)
	2007 (f)			2008
	Production	Consumption	Exports	Production	Consumption	Exports
United States	12,096	12,830	649	12,171	12,828	687
Brazil	9,470	7,311	2,189	9,710	7,540	2,200
EU-27	8,175	8,674	139	8,125	8,575	100
China	7,480	7,404	—	7,730	7,682	—
Argentina	3,200	2,673	532	3,170	2,640	535
India	2,500	1,765	735	2,655	1,855	800
Mexico	2,200	2,568	—	2,225	2,603	—
Australia	2,197	—	1,400	2,075	—	1,360
Russia	1,370	2,392	—	1,340	2,462	—
Canada	1,310	1,099	457	1,230	1,035	450
Pakistan	1,089	1,119	—	1,100	1,130	—
Other	9,336	12,150	1,504	9,375	12,189	1,524
Total	60,423	59,985	7,605	60,906	60,539	7,656

(f) forecast

Source: USDA

Beef exports in selected countries are expected to reach 7.7 million tons. European Union restrictions on Brazilian exports, continuing BSE-related restrictions on North-America beef and continuing drought in Australia negatively impact the forecast.

According to USDA, Brazilian beef exports are forecast to increase only 0,5% , as a result of European Union restrictions on Brazilian exports due to sanitary concerns. Although Russia is Brazil´s largest market, the UE accounts for a significant portion of Brazilian sales. Brazilian exports to the European Union will decline in 2008 although processed meat is not subject to the restrictions and a number of farms have already been approved to ship. Brazilian exporters will make up for this loss through increased sales to other markets in Asia (Hong Kong and Philippines), the United States (processed meat), Africa and Middle East (Iran and Egypt).

(p) Preliminary; (f) forecast

Source: USDA

According to the USDA, Japanese beef imports are forecast to decrease 5.2% in 2008, as Australian exportable supplies of grain-fed beef and continuing restrictions on U.S. beef may constrain import demand.

According to the USDA, the United States continues to struggle in its quest for market access in important Asian markets after the initial discovery of BSE in December 2003. However, U.S. beef exports are forecast to increase over 5 percent in 2008 to around 687,000 tons due to continued opportunities in the NAFTA neighborhood. U.S. beef maintains strong sales to Canada and Mexico.

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

Raw Materials

Sadia owns eleven animal feed plants with an installed capacity of 5.5 million tons per year, a volume sufficient to supply all the animal feed requirements of its breeding operations. The basic raw materials used in animal feed production are corn and soybeans, in a mix that contains preservatives and micronutrients. The Company supplies the basic animal feed to its outgrowers and sells the remainder on the spot market.

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

Sadia acquires beef for the production of frozen and refrigerated processed products, and boiled beef parts. Other inputs, such as seasonings and other ingredients, cardboard boxes, plastic bags (for packaging and labels), and veterinary medicines (for poultry and hog breeding), are acquired from many different sources, both at home and abroad.

Costs and Operating Expenses

Sadia’s principal costs of production are incurred in reais and consist of grains, corn and soybeans, packaging, and labor. While input costs are reais denominated, the international commodity prices (grains and packaging) tend to follow international prices and are influenced by exchange rate fluctuations. The Company operates with an average idle capacity of 20% in processed product lines but can be at full capacity depending on the market demand. Due to the flexibility in production lines and to the diversity of the equipment present in its sixteen plants, production can be adapted and reformulated, depending on the Company’s needs to face a determined segment demand, night and weekend shifts as well as supply partnerships which are broadly used to reduce bottlenecks during the production process.

Corn

Brazil’s corn prices used to be determined only by domestic supply. Production was mainly on relatively small properties and had a low level of mechanization. However, since 2002, due to the real currency depreciation and the improvement of several local producers, part of their crop was shifted to the international market. Therefore, Brazilian corn prices are now better adjusted to international prices.

In Brazil, corn prices tend to be influenced by local supply, but international prices also influence local quotes, according to crop expectations among the main world producers (U.S.A., China and Argentina) and the level of international storage in the main consuming countries (Europe and Japan).

The following chart sets forth the market´s average monthly buying price of corn for the regions of Santa Catarina, Parana, Brasilia, Mato Grosso and Rio Grande do Sul for the period between January~~,~~ 1998 and December 31, 2007:

AVERAGE CORN PRICE
R$ per 60 Kg Bag

According to CONAB’s May 2008 Report, it is expected that the 2007/08 Brazilian corn crop production will increase 12.7% compared to last year’s production, reaching approximately 57.9 million tons. This increase is mainly due to investments in technology; increase in planted area (3,9%); and favorable climate on planted areas.

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

CONAB expects the Brazilian soybean planted area for 2007/08 to increase around 2.6% in comparison to the last crop, from 20.7 to 21.2 million hectares. CONAB also forecasts that the production for 2007/08 crop will be equivalent to 59.5 million tons, a 1.9% increase as compared to the 2006/07 crop.

The following chart sets forth the market´s average monthly buying price of soybeans in the regions of Parana and Brasilia for the period between January 1998 and December 31, 2007.

AVERAGE SOYBEAN PRICES
R$ per 60 kg Bag

Marketing

Sadia’s brand name is considered one of the Company’s most valuable assets. The Company maintains an active marketing program using both electronic and printed media.

The Company incurred advertising expenses of R$ 184.5 million, R$157.4 million, and R$116.6 million during the years ended December 31, 2007, 2006, and 2005 respectively.

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

Distribution

Within the Brazilian market, Sadia sells its finished products to wholesale and retail outlets, as well as to institutional clients. For the year ended December 31, 2007, the Company sold to approximately 108,000 customers throughout Brazil. Sadia´s distribution strategy is based on the importance of direct sales to customers, thereby avoiding concentration among a few large customers.

Sadia maintains sales representation offices in Germany, England, Russia, Japan, China, the United Arab Emirates, Argentina, Uruguay, Chile, Panama and Turkey. In 2007, it sold to approximately 645 foreign clients.

In 2007, 36.0% of total exports were sold to approximately 10 long-standing customers. All of these customers have imported increasing quantities of the Company´s products over the last ten years.

Transport

Transport

Sadia uses trucks as the primary method of distributing its products in Brazil. The Company’s distribution system is handled by a network of approximately 2,000 refrigerated hired vehicles for both long and short range deliveries, which service customers directly throughout Brazil.

Distribution by truck is made by refrigerated vehicles, given the perishable nature of the food products, whose shelf life varies from 12 days refrigerated chicken to 540 days frozen turkey. In the case of stoppage of transport by virtue of a general strike, the result would be a complete loss of the products in transit and lack of supply for the points of sale if the period of interruption is greater than 30 days, an outcome the Company considers remote. As an alternative to highway transport, supply could be transported by air, although this would increase the freight cost by more than 20 times. In the case of a sector strike, the impact would be minimized because the Company has manufacturing units producing the same products located in different regions of the country.

Sadia uses railways to transport refrigerated and  frozen products, currently around  6.5% of Sadia´s total volumes are transported by trains. A 62.1% growth in railway transported volumes is expected for 2008 in comparison to 2007, what leads to significant reduction in logistics costs for the routes where railways are used.

Shipment of Exports

The Company ships 57.0% of its exports through the ports of Paranaguá and Antonina, both in the State of Paraná, 39.0% through the ports of São Francisco do Sul, Itajaí and Imbituba, in the state of Santa Catarina and the remaining 4.0% from other ports (Santos, SP; Rio de Janeiro, RJ; Rio Grande, RS).

In the port of Paranaguá, the Company has two refrigerated warehouses, capable of receiving two thousand tons per day per warehouse and to load two thousand tons per day onto pallets. These warehouses have a “drive in” storage system and only operate with palleted cargoes. Since one of the warehouses is located in the wharf area, the Company has priority in the mooring of ships arriving at the port of Paranaguá, thereby avoiding possible cost increases due to delays in loading its cargo. These refrigerated warehouses have a storage capacity of 13.5 thousand tons.

The Company also has a fully automated warehouse in Ponta Grossa, in the state of Paraná, with storage capacity of 11.0 thousand tons, and is able to receive and expedite one thousand tons per day.

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

As a producer of foods using a wide range of industrial processes, especially its meat product lines which require slaughter of animals, Sadia is subject to compliance with all of the legal requirements, covering environmental risks that are customary in these processes, such as rules governing treatment of Green House Gases, liquid effluents, solid organic waste, particle suspension and odors. The Company is careful to respect the environment at all stages of the production chain, including its activities in the field, the design of packaging (developed with a view to reducing the quantity of raw materials used) and adapting the same to recycling processes. In addition to simplify treating residues, Sadia invests in minimizing the generation of such residues by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. The Company’s expenditures related to meeting environmental requirements and in process optimization amounted to approximately R$ 26.0 million in 2007, R$12.5 million in 2006 and R$10.1 million in 2005.

C. Organizational Structure

The Sadia Group is currently composed of twenty companies, as shown in the chart above.

The Company concentrates all production, slaughtering, distribution and product sales activities within Brazil. Sadia International Ltd. is one of the company’s smaller vehicles for sales outside Brazil. Big Foods is an industrial complex located in Tatuí, SP, specialized in the production of ready-to-eat processed products. Rezende Óleo and Rezende Mkt. e Comunicações Ltda. are non-operational. Sadia GmbH. is a holding that controls Wellax Food Logistics C.P.A.S.U. Lda., an offshore company responsible for the largest part of Sadia’s export operations. Sadia Alimentos is a subsidiary of Sadia International, established in 2003 aiming to develop commercial operations in the Argentine market. Sadia Uruguay and Sadia Chile are each responsible for the distribution and sales of the Company’s products in their respective countries. Nordfin Holding Limited owns 40% of Sadia Chile. Concórdia Holding Financeira is a financial company. Sadia Overseas Ltd. was formed for the purpose of issuing the Company´s Eurobond. The companies not mentioned above are representative offices.

D. Property, Plant and Equipment

In 2007, Sadia owned sixteen plants, including nine units for poultry slaughtering, five units for pork, one for beef, eleven units for animal feed, two units for the crushing of soybeans and eleven units for processed products (ten in Brazil and one abroad). Some plants are multi-operational, including several integrated activities. Sadia owns twenty one distribution and commercial centers and eleven representative offices and distribution centers abroad.

Operating Units

The table below lists Sadia’s operating units and their principal activities:

Country	State	City	Principal activity
Brazil	DF	Brasília	Raising and slaughtering chicken, processed products and animal feed
Brazil	MG	Uberlândia	Raising and slaughtering chickens, turkeys and hogs, processed products and animal feed
Brazil	MT	Lucas do Rio Verde	Pork Genetics and animal feed
Brazil	MT	Várzea Grande / Campo Verde	Raising and slaughtering chickens, processed products and animal feed. Beef slaughterhouse.
Brazil	PR	Dois Vizinhos	Raising and slaughtering chickens; animal feed and soybean crushing
Brazil	PR	Francisco Beltrão	Raising and slaughtering chickens and turkeys and animal feed
Brazil	PR	Paranáguá	Margarine
Brazil	PR	Ponta Grossa	Pizzas and pasta, Miss Daisy, processed products
Brazil	PR	Toledo	Raising and slaughtering chickens and hogs; processed products; animal feed and soy oil
Brazil	RJ	Duque de Caxias	Processed products
Brazil	RS	Três Passos	Raising and slaughtering hogs and animal feed
Brazil	SC	Chapecó	Raising and slaughtering chickens and turkeys, animal feed and processed products
Brazil	SC	Concórdia	Raising and slaughtering chickens and hogs, processed products and animal feed
Brazil	SC	Faxinal dos Guedes	Raising and slaughtering chicken and animal feed
Brazil	SP	Tatuí	Processed products
Russia	-	Kaliningrado	Processed products

Leased Operating Units

The table below lists Sadia’s leased operating units and their principal activities. In the cities of Cascavel and Nova Araçá (PR), the local production is made under the Sadia brand, on a Façon type of partnership, in which the legal nature of the agreement is that of a “service provision”, which means that Sadia engages the processing services of a third party processing company solely to manufacture a certain product to Sadia specifications. In this case, Sadia provides such partner with all raw materials needed, including packaging. The third party processing company uses solely its labor and manufacturing facilities (machinery, power, etc.). The product of such manufacturing process becomes automatically Sadia’s property.

State	City	Principal activity
PR	Cascavel	Raising and slaughtering poultry and animal feed
PR	Nova Araça	Raising and slaughtering poultry and porks, industrial products and animal feed
RS	Lajeado	Raising and slaughtering poultry and animal feed
RS	Garibaldi	Raising and slaughtering poultry and animal feed

Distribution and Commercial Centers

The table below lists Sadia’s distribution and commercial centers and the corresponding region of activity:

State	City	Regional of Activity
AM	Manaus	North Region
BA	Salvador	Northeast Region
CE	Fortaleza	Northeast Region
DF	Brasília	Federal District
ES	Vitória	Southeast Region
MG	Belo Horizonte	Southeast Region
MG	Uberlândia	Southeast Region
MT	Cuiabá	Central Region
PA	Belém	North Region
PE	Recife	Northeast Region
PR	Curitiba	South Region
RJ	Rio de Janeiro	Southeast Region
RJ	Duque de Caxias	Southeast Region

RS	Porto Alegre	South Region
SC	Itajaí	South Region
SP	São Paulo	Southeast Region
SP	Jundiaí	Southeast Region and São Paulo State Region
SP	Campinas	Southeast Region and São Paulo State Region
SP	Bauru	Southeast Region and São Paulo State Region
SP	Ribeirão Preto	Southeast Region and São Paulo State Region
SP	São José dos Campos	Southeast Region and São Paulo State Region

Production Capacity

Sadia’s consolidated production capacity is as follow:

	Production Capacity
	2007		2006
	Capacity	Production	Production
Poultry Slaughtering (Million heads/year)	776.0	751.8	666.8
Hog Slaughtering (Million heads/year)	5.0	4.4	4.0
Beef Slaughering (Thousand heads/year)	300.0	234,0	250,0
Processed Products (thousands of tons/year)	1,086	877.6	773.2
Animal Feed (thousands of tons/year)	5,515.4	5,242.7	4,745.8

Environmental issues affecting the Company’s activities

As a poultry and hog livestock and slaughtering company, Sadia’s activity impacts on environmental issues, especially related to water resources pollution, animal treatment and deforestation. However, the Company takes all measures to comply with the Brazilian environmental regulations.

As a way of ensuring the sustainability of its activities, Sadia has strict policies and directives for reducing consumption of water and energy and also uses biomass as a possible substitute fuel oil and gas to generate thermal energy. All its units have wastewater treatment facilities to avoid the contamination of water tables and rivers near the units. The Company also strictly supervises the activities taken by the poultry and hog outgrowers. The company also adopt specific indicators of operational control efficiency related to aspects such as consumption of inputs and raw materials, waste disposal, waste treatment, energy use among other aspects, depending on the nature of the operations carried out in each Production Unit. The energy consumption ratio per ton produced reduced by 0.47% in relation to 2006 and the water consumption, reduced by 0.56%.

The Company has environmental Management Committees that are responsible to manage the environmental risks related to its status, as well as to developed accident-prevention actions and elaborate emergency plans

The Company utilizes firewood in its productive process under the Brazilian environmental legal requirements and authorized by the IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis), the Brazilian Environmental and Renewable Natural Resources Institute. This firewood comes from the Company’s owned forest land and from third parties, and is used as fuel to warm up the boilers.

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

Recently Issued Accounting Standards

In February 2007, the FASB issued SFAS permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its consolidated financial statements.

In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined ‘under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

In December 2007, the FASB issued SFAS establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect any significant impact to its consolidated financial position.

In February 2008, the FASB issued FSP 157-1, which became effective for the Company on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. The Company does not expect any significant impact to its consolidated financial statements.

In February 2008, the FASB issued FSP 157-2, which delays the company’s January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

Recently Adopted Accounting Standards

In July 2006, the FASB issued FIN 48, which became effective for the Company on January 1, 2007 (see Item 18 Financial Statements).

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

	Brazilian Selected Economic Indicators
	2007	2006	2005	2004	2003
Real GDP Growth (%)(1)	5.42	2.86	2.28	4.94	0.54
Inflation - IGP-M (%)(2)	7.75	3.85	1.20	12.41	8.71
R$/US$Exchange Rate(3)	1.7713	2.1380	2.3407	2.6544	2.8892
TJLP (%)(3)	6.3	6.9	9.8	9.8	11.0

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

After the implementation of the Real Plan, which was based on an exchange rate anchor (reais x U.S. dollar), inflation rates declined and stabilized at low levels. This new economic environment increased the purchasing power of part of the population, which was accustomed to high inflation levels and did not have access to financial instruments to reduce their monetary losses due to high inflation. Incomes rose, credit availability increased and consumption of consumer goods grew. According to the IGP-M Brazilian inflation amounted to 868.3% in 1994, 15.2% in 1995, 9.2% in 1996, 7.7% in 1997, 1.8% in 1998, 20.1% in 1999, 9.9% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.9% in 2006 and 7.8% in 2007.

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

Although Sadia uses reais as its functional currency, a relevant portion of its assets, liabilities and revenues are dollar denominated. In December 2007, 46.6% of the Company´s gross revenues were mainly collected in foreign currency, coming from export proceeds, corresponding to R$4.6 billion.

Considering that Sadia has subsidiaries abroad, the volatility of the real creates foreign exchange gains and losses, which are included in the Company’s foreign currency exchange gain (loss), net account in results of operations. In 2007, on a consolidated basis, the Company had foreign exchange gains (including gains from foreign currency swaps) of R$28.9 million compared to R$157.0 million in 2006.

A. Operating Results

The following table summarizes certain selected financial data derived from the Company´s statements of income, expressed as percentages of net operating revenue, for the periods indicated, as shown.

The following table sets forth components of Sadia´s cost of goods sold, expressed as a percentage of total cost of goods sold for 2007, 2006 and 2005:

	Composition of Cost of Goods Sold (%)
	December 31,
	2007	2006	2005

Raw Materials	72	72	76
Labor	13	13	12
Depreciation	4	4	3
Other	11	11	9
Total cost of goods sold	100	100	100

	Consolidated Income Statement
	Years Ended December 31, 2007, 2006, 2005, 2004 and 2003
	(R$ Million)
	2007	2006	2005	2004	2003

Gross operating revenue	9,955.9	7,894.1	8,327.4	7,117.3	5,717.5

Value-added tax on sales	(1,092.1)	(939.7)	(914.2)	(880.0)	(535.3)
Sales deductions	(109.6)	(124.1)	(95.3)	(128.1)	(100.5)
Net operating revenue	8,754.2	6,830.3	7,317.8	6,109.2	5,081.7
Cost of goods sold	(6,325.5)	(5,212.6)	(5,324.4)	(4,292.7)	(3,673.0)
Gross profit	2,428.7	1,617.7	1,993.5	1,816.6	1,408.7

Operating expenses:
Selling	(1,477.7)	(1,303.0)	(1,245.9)	(1,144.5)	(916.7)
General and administrative	(99.7)	(96.5)	(81.0)	(52.5)	(54.2)
Other operating income (expenses), net	18.0	84.0	14.3	15.4	(36.8)
Total operating expenses	(1,559.4)	(1,315.5)	(1,312.6)	(1,181.5)	(1,007.7)

Operating income	869.3	302.2	680.9	635.0	401.0

Interest expense	(338.3)	(310.6)	(311.6)	(336.8)	(450.2)
Interest income and other, net	412.6	240.0	248.0	249.8	459.8
Foreign currency exchange gain, net	28.9	157.0	53.4	39.1	61.0
Income before income taxes, equity income of investees and minority interest	972.6	388.7	670.7	587.1	471.5

Income tax benefit (expense)
Current benefit (expense)	(76.6)	(11.0)	(52.0)	(33.0)	(39.1)
Deferred tax benefit (expense)	(55.0)	(18.1)	(16.4)	(63.1)	40.1
Total income tax	(131.6)	(29.1)	(68.4)	(96.1)	1.0
Income before equity income of investees and minority interest	840.9	359.6	602.2	491.0	472.6

Equity income (loss) of investees	—	(0.2)	1.2	(1.4)	0.4
Minority interest	1.0	1.1	(0.2)	(0.1)	0.3
Income (loss) before cumulative effect of accounting change	—	360.6	603.3	489.5	473.3
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net income	841.9	360.6	603.3	489.5	473.3

SADIA S.A.

CONSOLIDATED BALANCE SHEET

Years ended December 31, 2007, 2006, 2005, 2004, and 2003

(In thousands of reais - R$)

	2007	2006	2005	2004	2003

Cash and cash equivalents and available-for-sale securities	2,363,145	2,428,014	2,574,996	1,917,192	1,957,753
Total Current Assets	5,037,322	4,929,689	4,588,176	3,944,802	3,645,379
Investments in debt and available-for-sale securities	500,516	129,127	65,057	436,782	1,158,586
Property, plant and equipment, net	2,897,408	2,154,980	1,523,309	1,055,240	910,010
Total Assets	9,457,887	8,039,757	6,707,284	5,830,973	6,149,453

Total Current Liabilities	2,653,285	2,493,279	2,625,812	2,766,719	2,969,833
Short-term debt and current portion of long-term debt	1,328,090	1,441,275	1,484,342	1,738,835	2,026,752
Long-term debt	2,688,115	2,670,969	1,704,184	1,031,375	1,366,836
Total Shareholders’ Equity	3,532,964	2,592,643	2,228,117	1,838,364	1,521,585

Structure and Profitability of the Company’s Operations

Period ended December 31, 2007 compared with period ended December 31, 2006

The following discussion presents a comparison of results of operations for the twelve-month periods ended December 31, 2007 and 2006.

Gross Operating Revenue

Sadia’s gross operating revenues in 2007 amounted to R$9,955.9 million, the highest in Sadia’s history, 26.1% higher than gross operating revenues for 2006. Sales volumes reached 2.1 million tons, a 13.4% increase when compared to 2006.

The performance of the industry in 2007 was marked by the increase of poultry consumption worldwide, by the Russian embargo on Brazilian pork imports, by the depreciation of 11.0% of the Brazilian real in relation to the U.S. dollar, and by a strong domestic demand,

These factors resulted in an increase in export revenues of 35.9% from 2006 levels and an increase of 18.7% in domestic revenues in 2007, in comparison to the previous year.

Domestic Market

In the domestic market, sales volume reached 998.4 thousand tons, a 7.5% increase over the prior year. Continuing the trend seen in 2006, processed products led domestic market sales, in line with our strategy of focusing on more value added products.

Gross operating revenues were R$5.3 billion in 2007, which represented a 18.7% increase over 2006.

The significant increase in revenues and volumes resulted mainly from a strategy based on the continuation of diversification of the sales channels, the release of new products better suited to the consumer’s purchasing power and improvement in leveraging the consumer attraction of  Sadia’s brands.

Export Market

Sales to the export market increased from 2006 to 2007 in terms of volumes and revenues. Shipments totaled 1,148.3 thousand tons, representing an increase of 19.1%. Gross export revenues of R$4.6 billion in 2007 represented an increase of 35.9% from 2006 levels.

In the Middle East, we maintained our traditional presence in the main areas of the region, with market leadership and brand recognition. Middle Eastern countries primarily consume whole birds of low weight (up to 1.2 kg) and processed products. Exports to Middle Eastern countries accounted for 21.3% of revenues in the export market. Europe, which was responsible for 27.1% of exports revenues, is a large purchaser of poultry cuts and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia exports were mainly pork and poultry cuts and processed products, this region represented 20.4% of all exports. The main exports to Asia, which accounted for 14.9% of all revenues from exports, are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated mainly on processed products, poultry parts and whole birds. The Americas accounted for 13.9% of export revenues.

Processed Products

Sales of processed products were the main driver in domestic revenue growth, representing 78.0% of revenues in the domestic market. This result reflects our efforts to adapt our product portfolio, aiming to capture the demand for differentiated products and leadership across various products in our portfolio.  This strategy allowed an increase of 12.4% in volumes and 18.1% in gross operating revenue. The average price of this segment increased 5.0% when compared to the average price in 2006, due to an effort to pass through prices.

The volume of processed products in the export market totaled 111.0 thousand tons, representing a n increase of 45.1% compared to 2006, while the increase in revenue from this segment was of 32.1% (to R$477.5 million), reflecting a 9.0% decrease in average price in reais of this segment compared to 2006. Revenue did not increase as sharply in proportion to the increase in volume due to the devaluation of the US dollar to the Real which was of 11.0% in relation to 2006.

Poultry

With the redirection of the poultry production to the international market, the volumes sold in Brazil decreased 15.1% to 132.0 thousand tons in 2007. This segment represented 10.5% of total domestic revenues, a slight decline from the prior year. Lower supplies directed towards the domestic market drove the average price in this segment up 33.8% and resulted in revenues of R$559.4 million, an increase of  13.6% over the prior year.

Poultry is our main export segment, accounting for 70.8% of total export revenues. Volumes of poultry exports increased 15.5% over the prior year, with 880.8 thousand tons shipped. Revenues also increased 38.3% from the prior year, to R$3.3 billion. Stronger demand for poultry meat in the export market resulted in a raise of 19.7% in the average price in reais of the segment.

Pork

The pork segment also recorded a growth in volumes sold in the domestic market due to the redirection of exports. Sales of pork in the domestic market rose 6.7% in 2007, to 43.8 thousand tons. The growth in this segment’s revenues was of 23.2%, as the average prise increased 28.1%. The share of pork in the total volume sold in 2007 remained at 4.4%, as in 2006. The contribution of this segment to total domestic revenues remained stable, at 3.6%.

Russia, Sadia’s major pork export destination, in 2007 still had not resumed purchasing from all the states in which Sadia has pork operating units. The embargo initially was enforced against all Brazilian states in 2005, ultimately being lifted in respect of the state of Rio Grande do Sul, São Paulo, Mato Grosso and Minas Gerais. In 2007, the segment recorded an increase in sales of 33.8%, from 81.4 thousand tons in 2006 to 108.9 thousand tons. The average price of pork shipped had a slight decline in the period of 2.5% (13.8% when measured in U.S. dollars). This resulted in an increase of 30.5% in this segment’s exports revenue, to R$484.1 million.

Beef

The beef segment, in which Sadia resumed production in the end of 2005, grew notably in 2007, in comparison to 2006.

The volumes sold in the domestic market of 9.6 thousand tons, led to the highest growth in gross operating revenues to R$56.0 million.

In the export market, the beef segment grew to R$272.5 million in gross revenues, and in volumes, to 47.6 thousand tons.

Sales Deductions and Tax on Sales

Value-added tax on sales consists of  ICMS, the Social Contribution on Sales (Cofins) and the contribution to the Social Integration Program (PIS), amounted to R$1,092.1 million, a 16.2% increase over 2006. In 2007, total sales deductions decreased 11.7% when compared to 2006, to R$109.6 million. The ratio of sales deductions and value-added tax on sales as a percentage of gross sales was 12.1% in 2007 and 13.4% in 2006.

Cost of Goods Sold

Cost of goods sold increased 21.4% compared with 2006 and the cost per ton sold increased 7.0% when compared to 2006. This is mainly due to the increase in the prices of corn and soy in the Brazilian market, the main components of Sadia’s cost structure.

Selling Expenses

The ratio of selling expenses over net operating revenue in 2007 reached 16.9% as compared to 19.0% for 2006. This was mainly due to a increase in net operating revenue which diluted the selling expenses.

Administrative and General Expenses

The administrative expenses over net operating revenues reached 1.1% in 2007, as compared to 1.4% in 2006, with an absolute increase of R$3.2 million.

Other Operating Income (Expenses), Net

Other operational net results accounted for a R$18.0 million gain in 2007 as compared to a R$84.0 million gain in 2006.

In 2007, the Company obtained recognition of the final, favorable, unappealable decision on two processes filed against the State, questioning the charge of Funrural on its poultry production, between

January 1983 and November 1988. The Company recognized the tax credit for the amount of R$26,545, which, net of the legal council fees, represented by gain of R$22,032.

Interest Expense

Interest expense in 2007 amounted to R$338.3 million, 8.9% above the R$310.6 million accounted for in 2006. The main reason for this increase was the higher amount of debt in BNDES.

Interest Income and Other, Net

Interest income in 2007 amounted to R$412.6 million, 71.9% above the R$240.0 million accounted for in 2006. The main reason for this increase was the gain from the sale of  shares of the IPO of the Bovespa and BM&F which represented a gain of R$ 165.7 million.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange currency gain of R$ 28.9 million reported in 2007 was primarily attributable to gains from hedges of sales of exports, resulting from the 11.0% average appreciation of Brazilian currency against the U.S. dollar for 2007 against 2006.

Income Tax

We reported an income tax and social contribution expense of R$131.6 million in 2007, against R$29.1 million in 2006. This increase is mainly resulted of higher taxable income in 2007 when compared to 2006.

Net Income

Sadia’s net income reached R$842.0 million in 2007 showing an increase of 133.5% when compared to the 2006 result as a consequence of principally higher volumes of poultry exports as a consequence of world demand and a focus on selling higher value added products both in the domestic market as well as in the eport market.

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

Sadia issued US$250,000,000 in Eurobonds in 2007, with 6.875% coupon and due in 2017 (10-year maturity). Sadia used these proceeds principally to repay short-term, higher coupon debt and to finance capital investments budgeted for 2007.

The net cash generated by operating activities totaled R$1,074.5 million, R$74.1 million and R$852.3 million for the years ended December 31, 2007, 2006, and 2005 respectively. Net cash used in investing activities amounted to R$826.7 million, R$844.3 million and R$1,236.2 million for the years ended December 31, 2007, 2006, and 2005 respectively. Net cash provided by financing activities was R$126.7 million in 2007, R$813.2 million in 2006 and R$303.0 million in 2005. Cash and cash equivalents at the end of the year was R$1,100.9 million for 2007, R$726.3 million for 2006 and R$683.3 million for 2005.

	Consolidated Cash Flow
	(R$ Million)
	2007	2006	2005
Net cash provided by operating activities	1,074.6	74.1	852.3
Net cash provided by (used in) investing activities	(826.7)	(844.3)	(1,236.2)
Net cash provided by (used in) financing activities	126.8	813.2	303.0
Cash and cash equivalents at end of year	1,100.9	726.3	683.3

The changes that occurred in the net cash in 2007 in relation to 2006 were due to the following:

Changes in 2007 relative to 2006:

Net Cash Provided by Operating Activities

The net cash generated by operating activities totaled R$1,074.5 million and R$74.1 million for the years ended December 31, 2007 and December 31, 2006, respectively.

This variance was due primarily to the increase in net income resulting from strong world demand in poultry and high demand for processed products both domestically and abroad.

Changes in Foreign currency exchange gain, net were due to the Company’s hedge results that are aimed to compensate for losses in Sadia’s export revenues and were influenced by the 11.0% average devaluation of the dollar against the real for 2007 against 2006.

Decreases in accounts and notes receivable in the amount of R$97.4 million for the year ended December 31, 2007 in relation to the previous year. This variation is because of the Company´s strategy to increase its receivable purchase agreement to a limit of USD200MM.

Increases in inventories in the amount of R$75.1 million for the year ended December 31, 2007 in relation to the previous year due to an increase of the prices of grain increased the price of inventories.

Net Cash Provided or Used in Investing Activities

Changes in available for sale debt securities of R$60.6 million where compensated by the acquisition of Big Foods in the value of R$51.2 million.

Net Cash Provided or Used in Financing Activities

Loans received and loans repaid presented a total net decrease of R$721.0 million in 2007.

Changes in Short and Long-term debt repayments were due to a higher cash generation in 2007 in relation to 2006.

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

At the end of 2007, the Company’s total interest-bearing debt stood at R$4,016.1 million, representing a 2.3% decrease as compared to the total debt of R$4,112.2 million on December 31, 2006. In terms of the total debt maturity distribution, in 2007, 72.5% was accounted as long-term debt as compared to 70.2% in 2006.

At the end of 2007, Sadia’s total financial assets amounted to R$2,863.6 million, a 12.0% increase as compared to R$2,557.1 million on December 31, 2006. Of the total investment maturity distribution, in 2007, 82.5% was accounted as short-term, as compared to 95.0% in 2006.

The Company’s debt profile at December 31, 2007 and 2006 was as follows:

R$ Million	2007	2006

Short-term debt	1,102.5	1,226.6
Long-term debt	2,913.6	2,885.7
Total Debt	4,016.1	4,112.2

Short-term investments	2,363.1	2,428.0
Long-term investments	500.5	129.1
Total Investments	2,863.6	2,557.1

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150.0 million of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95.0% of the average rate of Brazilian interbank certificate deposits (11.12% p.a. at December 31, 2007). Through December 31, 2007, the Company received cash proceeds of R$3.4 billion (R$2.8 billion in 2006) from the sales of domestic receivables under this agreement and incurred interest expenses of R$28.0 million for the year ended December 31, 2007 (R$30.0 million in 2006). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2007, the accounts receivable for this debt, pledged as collateral was R$348 million (R$242 million in 2006).

Short-Term Debt

Following the normal course of operations, the amounts maturing in the short run can be settled or re-negotiated for the next period. The Company uses trade finance for its working capital needs because it is available at a lower cost, since lenders perceive that the exchange risk is mitigated by the link to U.S. dollar exports.

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$449.9 million in 2007 (R$477.2 million in 2006) were dollar denominated with a coupon at Libor (4.6%p.a. at December 31, 2007) plus a spread at the rate of 0.15% p.a. and fixed rate coupons of  7.5% to 12.0% p.a. in 2007 (interest rate spread of 0.1% p.a. and fixed rate of 6.5% p.a. in 2006).

R$ thousand	2007	2006

Working capital from commercial banks	696,116	708,868
Trade accounts receivable domestic credit facility	347,763	242,446
Bank borrowings, secured by accounts receivable	58,688	275,253
	1,102,567	1,226,567

At December 31, 2007 and 2006, the weighted average interest rates on short-term debt was 6.30% p.a. and 5.36%  p.a., respectively.

Long-Term Debt

R$ thousand	2007	2006

Foreign debt (denominated in U.S. dollars):
Export financing, composed of prepayment, payable in amount of R$178,367 in installments up to 2012, subject to LIBOR variation for 6 month deposits (4.60% in December 2007 plus annual interest of 0.50% p.a, and a line focused on the incentive for foreign trade in amount of R$1,096,112, subject to LIBOR variation for 6 month plus interest of 1.40% p.a., guaranteed by promissory notes or sureties.	1,274,479	1,904,241

Funds raised on the international capitals market through the issuance of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	445,869	—

BNDES (National Bank for Economic and Social Development), payable from 2008 to 2015, composed as follows: FINEM in the amount of R$6,501 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$144,579 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	151,080	145,458

IFC- International Finance Corporation funding in foreign currency for investment in property, plant and equipment, which R$13,734 is subject to interest at fixed rate of 9.05% p.a., guaranteed by promissory real estate mortgages	6,312	13,734
	1,877,740	2,063,433
	2007	2006
Local debt (denominated in reais):
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2008 to 2015, composed as follows: FINAME in the amount of R$865,550 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2007) and interest of 3.55% p.a. and FINEM in the amount of R$8,320 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	873,870	651,537

PESA - Special Aid Program for Agribusiness payable in installments from 2008 to 2020, subject to the – General Price Index –Market – IGP-M plus interest rate of 9.89% p.a., secured by investments in debt securities with a carrying value of R$35,568 and sureties.	144,935	136,440

Other subject to interest rate from 1% to 14% p.a.	17,093	34,267

	2,913,638	2,885,677
Less current portion of long- term debt	(225,523)	(214,708)
Long- term portion	2,688,115	2,670,969

At December 31, 2007, long-term debt maturities were as follows:

2009	262,907
2010	550,373
2011	619,066
2012	447,759
Thereafter	808,010
2,688,115

C. Research and Development, patents and licenses

Sadia invested R$11.1 million, R$12.4 million and R$10.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, in research and development activities. During 2007, we launched in the Brazilian market  25 new products mainly in the lines of ready to eat dishes,  hot-pockets, microwave pizzas, margarines, breaded chicken, hams and sweet desserts, as well as improvements to our existing products and process. Similar concept products have also been developted or adapted for the export market.

In harmony with sustainability program we accomplished a packaging project to reduce consumption of paper board in about 20% by the automation of forming corrugated boxes.

Sadia owns three patents in Brazil with extention to ten overseas countries and also ten granted industrial drawing with extention to one overseas country.

Stock breeding R&D brought benefits to the area of animal production achieving improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and

2007, the duration of the chicken production cycle was reduced from 59.3 days to 34.0 days for each 1.7kg bird. During the same period, chicken weight increased from 1.7kg to 2.0kg for slaughtering.  Similarly, the feed conversion rate decreased from 2.4kg to 1.7kg per kg of chicken.

Between 1975 and 2007, the duration of the pork production cycle was reduced from 179 days to 144 days for each 100kg animal. During the same period, slaughtered swine weight increased from 94kg to 126.8kg. In a similar way, the feed conversion rate decreased from 3.6kg to 2.5kg of feed per kg of pork. During the same period, the percentage of pork per carcass increased from 46.0% to  60.0%.

D. Trend Information

This section discusses the main concerns and trends that drove the Company’s strategic planning in 2007 and those expected for 2008.

Avian Flu

Even though there has never been a case of H5N1 or any other highly pathogenic cases of poultry diseases of AI in Brazil, Sadia is aware of the risk, and is closely monitoring its developments. The Company is working on this issue with the utmost priority, and adopting several preventive measures. Sadia’s poultry plants are spread throughout the country with 9 industrial units across 5 different states. In addition to that, Brazil’s vast territorial extension reduces substantially the risk of countrywide contamination. In order to avoid AI reaching its plants, Sadia has implemented a strict control on the access to the animal producing farms. Visits to farms and poultry establishments are strictly prohibited. In the event of visits from certifying companies representatives and genetic material suppliers, access must be limited to the Company’s office after a 7-day quarantine in Brazil, without any kind of contact with other birds. As there is a serious threat of introduction of avian influenza through the exposure of the Company’s commercial flock to wild birds, especially waterfowl, all of Sadia’s integrated outgrowers have protected their farms water springs and most of them have put tighter mesh screens in order to block the entry of smaller wild birds in their farms. The Company is also equipping its plants to cook, grill and bread the poultry meat, as according to FAO, the virus is destroyed in temperatures above 70°C, allowing these products to be exported regardless of any sanitary related embargos. Sadia is also constantly increasing the volumes of processed products in its product portfolio, which creates a natural hedge for the Company.

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

•                                          In July 2002, the EU Sanitary Commission issued a new regulation increasing the duties for imported fresh chicken. During the second  of 2002, 100% of Brazilian chicken exported to Europe was required to be tested for the forbidden antibiotic Nitrofuran, increasing export sales costs.

•              In November 2003, a panel was established in the World Trade Organization (WTO) on request of Brazil and Thailand against the change in classification of salted poultry made by the EU. With this change, Brazilian salted poultry was classified as frozen and, thus, had an increase of 15.4% ad valorem in its duty rate. In August 2005, the final WTO decision favored Brazil and Thailand in the panel. However since them, the EU has imposed quotas on imports of brazilian poultry.

•              The Russian government also introduced a quota regime for pork and poultry imports that remained in effect through 2007.

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

Sadia has off-balance sheet arrangements consisting of guarantees granted in the amount of R$229.7 million (R$20.2 million in 2006) to banks under loans obtained by certain out growers as part of a special development program in the central region of Brazil. The Company also has off-balance sheet arrangements related to the export receivables sold under the Insured Receivables Purchase Agreement in the amount of R$35.4 million.

F. Tabular disclosure of contractual obligations

The Company has long term purchase contracts with suppliers that are oriented for production purposes (packing and industrial units). At December 31, 2007, the balance of contractual obligations were as follows:

	Contractual Obligations – Payments Due By Period (Thousand R$)
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Long-Term Debt Obligations	225,523	813,280	1, 066,825	808,010	2, 913,638

Capital (Finance) Lease Obligations	—	—	—	—	—

Operating Lease Obligations	181,200	313,100	263,800	—	758,100

Purchase Obligations	22,000	37,000			59,000

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	428,723	1,163,380	1, 330,625	808,010	3, 730,738

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

In the annual shareholder’s meeting, held on April 17, 2008  the new board members were elected. The board of directors is composed of eleven members. Certain members of the board are related. Mr. Eduardo Fontana d’Ávila, Mrs. Diva Helena Furlan, and Mr. Walter Fontana are cousins.

Name	Birth Date	Position
Walter Fontana Filho	7/12/1953	Chairman
Eduardo Fontana d’Avila	2/28/1954	Vice Chairman
Cassio Casseb Lima	8/8/1955	Member
Diva Helena Furlan	6/29/1949	Member
Everaldo Nigro dos Santos	12/7/1939	Member
Francisco Silverio Morales Cespede	6/21/1947	Member
José Marcos Konder Comparato	9/27/1932	Member
Luiza Helena Trajano Inácio Rodrigues	9/10/1948	Member

Norberto Fatio	7/4/1944	Member
Roberto Faldini	9/6/1948	Member
Vicente Falconi Campos	9/30/1940	Member

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

Eduardo Fontana d’Avila.  Mr. Fontana d’Avila is the Vice-Chairman of the board of directors. He was Industrial Director until 2005. He joined the Company in 1977 and had always worked in the industrial production department. Mr. D´Ávila holds undergraduate degree in Engineering from Mackenzie University and a graduate degree in Business Administration from Fundaçao Getúlio Vargas.

Cássio Casseb Lima. Mr. Lima has been a member of the board of directors since April 2008. He graduated in Engineering from Escola Politécnica da Universidade de São Paulo (1978), he started his career at Bank Boston. He also worked for Banco Francês & Brasileiro (Credit Lyonnais) as Account Officer, Financial Director in Brazil and Commercial Director for the Northwestern Region. He served as Financial Vice President at Banco Mantrust SRL (a joint venture of Manufacturers Hannover with local professionals) and at Citibank (Treasurer). He was a Member of the Boards of ANDIMA – the National Association of Financial Market Institutions and of IBCB – the Brazilian Institution of Banking Science. He also served as president of Credicard S.A.(1997); member of the Board of Directors of MasterCard, Vicunha, Banco Fibra and Solpart (Brasil Telecom); Advisor to Telecom Italy in Brazil and a Consultant on industrial, corporate and financial restructuring and strategy. In 2003 he was appointed President of Banco do Brasil S.A. He was also a member of the Boards of Brasilprev, Aliança do Brasil, Localiza S.A. and of the Strategic Board of Corporate Governance of the American Chamber of Commerce – AMCHAM. At present, he is a Member of the Coca-Cola Retail Research Board and an Advisor to the Board of Principal Financial Group.

Diva Helena Furlan.  Mrs. Furlan has been a member of the board of directors since April 2007. She was the Marketing Director of Bacco’s Comercial e Importadora Escocia Ltda.  In addition, she was the Vice-President of Associação Comercial de São Paulo from 2003 to 2006.  Mrs. Furlan holds an undergraduate degree in law from Pontificia Universidade Catolica São Paulo -PUC-SP.

Everaldo Nigro dos Santos.  Mr. Nigro dos Santos has been a member of the board of directors since 2004.  He spent his career at Alcan Latin America where he was Chief Executive Officer of Alcan Mexico, Alcan Brasil and Alcan Latin America. Mr. Nigro dos Santos holds an undergraduate degree in engineering from Universidade Mackenzie and an MBA from the Centre d´Études Industrielles.

Francisco Silverio Morales Cespede.  Mr. Morales Cespede has been a member of the board of directors since 2004.  He is also the Chief Financial Officer of São Paulo Alpargatas S.A., a member of the board of Tavex Algodonera S.A. and former Chief Financial Officer and member of the board of directors of Monsanto do Brasil.  Mr. Morales Céspede holds an undergraduate and graduate degree in Business Administration from Fundação Getúlio Vargas.

Jose Marcos Konder Comparato. Mr. Comparato has been a member of the board of directors since 2006. Chairman of the Fiscal Committee of Itaúsa – Investimentos Itaú S.A., former Executive Director of Banco Itaú S.A. and former Chief Executive Officer of Itaúsa Empreendimentos S.A.. Mr. Comparato holds an undergraduate degree in Civil Engineering from Escola Politecnica - Universidade de São Paulo.

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

Roberto Faldini. Graduated in Business Administration from EASP-FGV (1972), with specialization in Advanced Management from Fundação Dom Cabral and INSEAD and in Entrepreneurship from Babson College. He is a co-founder and associated member of IBGC – the Brazilian Institute of Corporate Governance, of IBEF – the Brazilian Institute of Finance Executives, of IEF – the Institute of Family-Owned Companies and of FBN – the Family Business Network. He participates in Amcham-SP Corporate Governance and Business Committees. He was a shareholder of the controlling group, an Executive Director and a member of the Board of Directors of Metal Leve S.A. and President of CVM – the Brazilian Securities and Exchange Commission. Presently, he is the Managing Partner oft Faldini Participações, Adm. e Investimentos Ltda.. and Member of the Boards of Directors and Advisory Councils of:  Inpar S.A.; KlicKNet S.A.; Construtora Tedesco Ltda.; Grupo Cegil; Emibra Ind. Gráficas and  Director of the Fundação Cultural Ema Gordon Klabin; VentureCorp and of Endeavor Brazil.

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

Executive Officers

The Company’s management team consists of professionals with extensive experience in the Brazilian food sector. There are currently no members of the founding family serving in executive capacities. The executive officers are responsible for the execution of decisions of the board of directors and day-to-day management of the Company. Below is a short résumé of the key members of Sadia’s executive management team on April 2008:

Name	Birth Date	Position
Gilberto Tomazoni	8/28/1958	Chief Executive Officer
Adriano Lima Ferreira	11/28/1969	Finance Director
Alexandre de Campos	9/22/1970	International Sales Director
Alfredo Felipe da Luz Sobrinho	8/31/1945	Corporate Relations and Legal Affairs Director
Antonio Paulo Lazzaretti	7/24/1947	Production and Products Technology
Amaury Magalhães Maciel Filho	05/06/1964	Agribusiness Operations Director
Eduardo Nunes de Noronha	7/29/1971	Human Resources and Management Director
Ernest Sícoli Petty	7/4/1968	Purchasing Director
Flávio Luis Fávero	12/11/1963	Regional Production Director
Gilberto Meirelles Xandó Baptista	8/24/1965	International Sales Director
Guillermo Henderson Larrobla	3/11/1956	International Sales Director
Hélio Rubens Mendes dos Santos Junior	06/28/1963	Industrial Technology Director

José Augusto Lima de Sá	6/14/1953	International Relations Director
Osório Dal Bello	7/1/1956	Agribusiness Technology Director
Paulo Francisco Alexandre Striker	10/23/1954	Logistics Director
Ralf Piper	09/18/1968	Quality Control Director
Ricardo Fernando Thomas Fernandez	10/25/1963	Grain Purchase Director
Roberto Banfi	2/21/1947	International Sales Director
Ronaldo Kobarg Müller	11/11/1959	Regional Production Director
Sérgio Carvalho Mandin Fonseca	9/12/1957	Commercial Brazil Director
Valmor Savoldi	1/28/1954	Integrated Operations and Planning Director
Welson Teixeira Junior	2/22/1957	Controller, Administrative and Information Technology Director and Investor Relations Director

Gilberto Tomazoni. Mr. Tomazoni is the Chief Executive Officer. His previous experience within the Company includes industrial, sales (local and foreign markets) and marketing areas. Mr. Tomazoni holds an undergraduate degree in Engineering from Universidade Federal de Santa Catarina and a graduate degree in Management Development from Fundação de Ensino do Desenvolvimento.

Adriano Lima Ferreira. Mr. Ferreira is the Finance Director. He was previously Finance Manager at Sadia. He has also worked for Atento Telecomunicaciones - Telefonica in Spain, CCR - Odebrecht and Lehman Brothers in New York. He holds an undergraduate degree in Economics from Faculdade Católica de Ciências Econômicas da Bahia and a graduate degree in Finance from Fundação Getúlio Vargas.

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

Amaury Magalhães Maciel Filho. Mr. Maciel is the Agribusiness Operations Director. He graduated at Universidade do Paraná in 1985, as Veterinary Doctor. He is specialized in Rural Administration.  Admitted to Sadia in 1985 as Veterinary Doctor, from 1990 to 1993 he held the position of Head of the Swine Breeder Farms and from 1993 to 1997, he was appointed Head of the Agricultural Production Department. In 1997, he assumed the position of Swine Production Manager and, in 1999, the position of Poultry Production Manager in Dois Vizinhos, becoming the Unit Leader.  From 2002 to 2004, he was appointed to the position of Pork Production Manager and he became the Leader of Toledo Unit. In 2004, he was appointed General Production Manager. In 2007, he took on responsibility for a Strategic Project of the Company and, in October, he assumed the Division of Agricultural Operations.

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

Gilberto Meirelles Xandó Baptista. Mr. Xandó Baptista is International Sales Director. He is the former Commercial - Domestic Market Director and Marketing Director with experience in the controlling, sales and marketing areas. Mr. Xandó Baptista holds an undergraduate degree in Business Administration from Getúlio Vargas Foundation, with a specialization in Business Administration from CEAG-FGV and Universidade de São Paulo.

Guillermo Henderson Larrobla.  Mr. Henderson Larrobla is the International Sales Director. He has previous experience with Seara Alimentos (Bunge Group).  Mr. Henderson Larrobla  holds an undergraduate degree in Mechanical Engineering from Universidade Federal do Rio Grande do Sul and a Marketing Management specialization from Universidade de Blumenau.

Hélio Rubens Mendes dos Santos Junior.  Mr. dos Santos is the Industrial Technology Director. He graduated at Universidade de Rio Grande in 1985,as a Food Engineer. He is also a Chemical Engineer. He attended to an MBA in Corporate Management, Unicamp, in 2005. Admitted to Sadia in 1988, as Food Engineer and in 1991, he was appointed to the position of Production Supervisor. From 1993 to 1997, he was the Head of the Production Department in Chapecó-SC. In 2005, he assumed the Management of the Duque de Caxias-RJ Unit. In 2007, he was relocated to Concórdia, where he assumed a Strategic Project and in October he was elected Technology Director (R&D).

José Augusto Lima de Sá. Mr. Lima de Sá is the International Relations Director. He has experience of more than 20 years in foreign trade. He is the former Chief Executive Officer and Chairman of Frangosul. Mr. Lima de Sá holds an undergraduate degree in Business Administration from Fundação Getúlio Vargas with extension courses at Harvard and Wharton business schools.

Osório Dal Bello. Mr. Dal Bello is the Agribusiness Technology Director. He has worked for Sadia in the agricultural department since 1980. Mr. Dal Bello holds and undergraduate degree in Agribusiness from Universidade Federal de Santa Maria - RS and a specialization in Business Administration from Fundação Educacional Unificada do Oeste de Santa Catarina.

Paulo Francisco Alexandre Striker. Mr Striker is the Logistics Director. He is the former trade marketing manager and brand management/ strategic planning manager. Mr. Striker holds an undergraduate degree in Business Administration and Civil Engineering from Universidade Mackenzie and a specialization in Business Administration from JUSE Institute (Japan) and Fundação Dom Cabral.

Ralf Piper. Mr. Piper is the Quality Control Director. He graduated at Universidade Federal do Paraná in 1991, as a Veterinary Doctor. He also has the following titles/courses: Master in Production Engineering, Universidade Federal de Santa Catarina, 2004; specialization in Managerial Development, Unioeste, in 1993; Refresher Course in Administration in 1997; MBA in  2000 and Sadia MBA in 2004.  He joined Sadia in 1991, in Toledo, as a Veterinary Doctor. In 1995, he was relocated to Frederico Westphalen, to the position of Departmental Head of the Pork Packing Plant, position occupied from 1996 to 1998. In 1999, he assumed the position of Production Manager of the Poultry Production in Toledo; from 2004 to 2007, he occupied the positions of Functional Integration Manager, Planning Manager and Manager of Worldwide Poultry Processed Products. In October 2007, he assumed the current position.

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

Welson Teixeira Junior. Mr. Teixeira is the Controller, Administrative and Information Technology Director as well as Investor Relations Director. He previously was the Planning Director and Financial and Investor Relations Director at Empresa Brasileira de Compressores - Embraco/Whirlpool Corporation. Mr. Teixeira holds an undergraduate degree in Economics from Fundação Armando Alvares Penteado and specialization in Finance Administration form Fundação Getúlio Vargas, PGA - Advanced Management Program (INSEAD, France) and Strategic Management Program (IMD, Switzerland).

B. Compensation

For the year ended December 31, 2007, the aggregate compensation paid by Sadia to all members of the board of directors and executive officers for services in all areas was approximately R$16.4 million, not including related taxes or social security contributions. For the years ended December 31, 2006 and 2005 the amount paid was approximately R$14.0 million and R$13.7 million, respectively.

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

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) the retiree’s average salary during the last 12 months indexed to the date of retirement – until the limit of 80% of the last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$799,627 thousand and R$686,175 thousand at December 31, 2007 and 2006, respectively. The Company expects to contribute approximately R$2,105 thousand to the plan during fiscal year 2007.

The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$66,229 thousand and R$52,702 thousand respectively, at December 31, 2007 and R$63,509 thousand and R$57,244 thousand respectively, at December 31, 2006.

Stock Option Plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved for the Company’s officers. The plan comprises nominative preferred shares issued by the Company.

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

Under the plan regulations, the preferred shares will be acquired and earmarked in treasury for this sole purpose.

The composition of the options granted is presented as follows:

	Date		Quantity of	Price of shares
Cycle	Grant	Expiration	Shares	Grant date	Update-INPC
					At 12/31/2008
2005	06/24/05	06/24/10	2.200.000	4.55	5.00
2006	09/26/06	09/26/11	3.520.000	5.68	6.06
2007	09/27/07	09/27/10	5.000.000	10.03	10.23

Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$14,763 thousand (R$3,324 thousand in 2006) has been classified in stock option, non-current liability and the compensation expense as general and administration expense. Compensation expense is charge to profit and loss on straight line basis over the vesting period of the options. The compensation expense amount to R$12,788 thousand in 2007, R$2,930 thousand in 2006 and R$678 thousand in 2005.

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

Members in 2007: Francisco Silvério Morales Céspede (coordinator), José Marcos Konder Comparato and Alcides Lopes Tápias.

Tax Planning Committee

This committee is responsible to identify cost reduction opportunities through the evaluation of the tax regulations, its changes and impacts on the Company’s operations.

Members in 2007: Francisco Silverio Morales Cespede (coordinator), Diva Helena Furlan, José Marcos Konder Comparato and Alcides Lopes Tápias.

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

Members in 2007: Francisco Silverio Morales Cespede (coordinator), Diva Helena Furlan, José Marcos Konder Comparato and Alcides Lopes Tápias.

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

Members in 2007: Eduardo Fontana d’Avila (coordinator), Vicente Falconi Campos, Luiza Helena Trajano Inácio Rodrigues and Norberto Fatio.

Finance and Investor Relations Committee

This committee directs the Company’s financial strategy and proposes medium and long-term solutions, pursuing the best practices in this area. It directs and develops hedging, project finance and capital markets policies, and proposes the directives for the Company’s cash management.

Members in 2007: Alcides Lopes Tápias (coordinator), Walter Fontana Filho, Everaldo Nigro dos Santos and  Marcelo Fontana.

Strategy Committee

This committee focuses on market strategies, aims to strengthen the Company and make it more flexible and agile in taking decisions, in order to grow in a sustainable manner and continue with its international expansion process.

Members in 2007:Everaldo Nigro dos Santos (coordinator), Walter Fontana Filho, Eduardo Fontana d’Avila and Vicente Falconi Campos.

Sustainability and Environment Committee

This committee proposes directives and spreads the strategic concept of Sustainability and accompanies the Company’s environmental performance.

Members in 2007: Walter Fontana Filho (coordinator), Eduardo Fontana d’Avila, Diva Helena Furlan and Norberto Fatio.

D. Employees

At December 31, 2007, 2006 and 2005 the Company had, respectively, 52,422, 47,506 and 45,381 employees.

Sadia possesses an employee Profit-Sharing Program which benefited more than  36,064 employees in 2007. The total distributed under the program was R$ 33.6 million or R$ 931.33 per year/employee. The Profit-Sharing Program was established through negotiations with the employee commission, in accordance with applicable legislation.

Of the benefits offered to employees, some of the most noteworthy include part-time and, at some plants, full-time daycare through a network of accredited, private providers; family health plan; funeral assistance; dental and medical care; loans; private pension plan; and discounts on Company products.

E. Share Ownership

On March 31, 2007 the board members and executive directors of the Company (excluding those that are part of the shareholders’ agreement) held, as a group, 12,472 common shares and 10,477,937 preferred shares, corresponding to 0.0% and 3.4% of the amount of outstanding shares of each class, respectively.

For more details on ownership and any relationship among major shareholders, see “Item 7. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Share Position

Sadia has two types of shares, common and preferred, of which only the common shares carry voting rights. The Company’s major shareholders do not have different voting rights.

The following tables contain certain information as of March 31, 2008 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of voting common shares, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of preferred shares and (iii) the total number of the Company’s voting common shares and preferred shares owned by the executive officers and directors of the Company as a group.

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Old Participações Ltda	26,721,658	10.40%	—	0.00%	26,721,658	3.91%
Sunflower Participações S.A.	36,288,959	14.12%	—	0.00%	36,288,959	5.31%
Other shareholders (*)	134,782,937	52.44%	20,101,797	4.72%	154,884,734	22.67%
PREVI - Caixa de Prev. dos Func. do Banco do Brasil	1,199,311	0.47%	57,435,370	13.48%	58,634,681	8.58%
Dodge & Cox	—	0.00%	48,399,210	11.36%	48,399,210	7.09%
Other shareholders	58,007,135	22.57%	289,804,335	68.04%	347,811,470	50.92%
Treasury Stock	—	0.00%	10,259,288	2.41%	10,259,288	1.50%

Total	257,000,000	100.00%	426,000,000	100.00%	683,000,000	100.00%

(*) Part of the Shareholders’ Agreement

Old Participações Ltda. is a company composed of several family members and is part of the shareholders’ agreement. The breakdown at March 31, 2008 is as follows:

Partners	Participation	%
Luiz Fernando Furlan	3,009,069	20.06%
Leila Maria Furlan da Silva Telles	3,005,500	20.04%
Lucila Maria Furlan	2,999,098	19.99%
Osório Henrique Furlan Júnior	2,998,493	19.99%
Diva Helena Furlan	2,987,840	19.92%
TOTAL	15,000,000	100.00%

Sunflower Participações is a company composed of several family members and is part of the shareholders’ agreement. The breakdown at March 31, 2008 is as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Maria Aparecida Cunha Fontana	14,084,143	38.81%	—	0.00%	14,084,143	38.81%
Attilio Fontana Neto	5,716,562	15.75%	—	0.00%	5,716,562	15.75%
Walter Fontana Filho	9,782,244	26.96%	—	0.00%	9,782,244	26.96%
Vania Cunha Fontana	6,706,010	18.48%	—	0.00%	6,706,010	18.48%
TOTAL	36,288,959	100.00%	—	0.00%	36,288,959	100.00%

Stocks in possession of Sadia’s Controllers, Board of Directors, Officers and the Fiscal Committee on March 31, 2008

	Common Shares	%	Preferred Shares	%	Total	%
Controllng shareholders	171,071,896	66.56%	20,101,797	4.72%	191,173,693	27.99%
Board of directors members (*)	—	0.00%	10,005,300	2.35%	10,005,300	1.46%
Officers	12,472	0.00%	472,637	0.11%	485,109	0.07%
Fiscal Committee	—	0.00%	528	0.00%	528	0.00%
Total	171,084,368	66.6%	30,580,262	7.18%	201,664,630	29.5%

(*) Excludes shareholders who are members of the controlling group.

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

As of closing day of February 15, 2006 OppenheimerFunds, Inc. and its clients possessed, 10.8% of the Company’s preferred shares. This participation did not affect the Company’s control. In March 2007, OppenheimerFunds, Inc. and its clients possessed, 8.9% of the Company’s preferred shares. In August 2007, OppenheimerFunds, Inc. and its clients possessed 5.3%. In September 2007, OppenheimerFunds, Inc. and its clients possessed less than 5% of the Company’s preferred shares.

In May 17, 2006 Sadia informed that in accordance with the letter sent to the Company by Dodge & Cox that they possessed 5.4% in preferred shares in the form of ADRs and on November 16, 2006 this participation increased to 10.2%. On March 2008, this participation was 11.4% of preferred shares in the form of ADRs . This participation did not affect the Company’s control.

On December 28, 2006 Sadia informed that in accordance with the letter sent to CVM by Old Participações Ltda, the shareholder Osório Henrique Furlan, on December 1st, 2006, transferred his 14,948,969 common shares to Old Participações Ltda., which from this date on consolidates 25,661,658 common shares, representing 10.0% of the Company’s 257,000,000 common shares. In March 2008, Old Participações Ltda. had 10.4% of common shares.

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

In March 2008, the Company’s shareholders’ agreement was composed of 70 participants and controlled 66.6% of Sadia’s voting shares.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”

Legal Proceedings

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, as presented below, is sufficient to cover possible losses with legal proceedings.

R$ Thousand	2007	2006

Tax	26,908	31,605
Civil	15,046	8,950
Labor	31,772	24,116
	73,726	64,671

Tax litigation

The main tax contingencies involve the following cases:

a) Withholding income tax

Provision for withholding income tax on investments of Granja Rezende amounting to R$4,075 thousand and R$985 thousand for other provisions.

b) State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná totaling a probable contingency estimated at R$12,471 thousand.

c) Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$9,377 thousand.

The Company has other contingencies of a tax nature in the amount of R$903,729 thousand in December 31, 2007, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded. These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$297,136 thousand, IPI Credit premium, in the amount of R$297,345 thousand, and payment of social security contributions, in the amount of R$173,804 thousand.

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$59,606 thousand, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

There are approximately 2,205 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$53,491 thousand and a provision of R$31,772 thousand has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

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

Gross Historical Dividend Payments

Period	Description	Payment Date	R$ per 1,000 Preferred Shares	R$ per 1,000 Common Shares	US$ per 1,000 Preferred Shares	US$ per 1,000 Common Shares	US$ per 100 ADRs
2001	Interests on Equity	8/22/2001	32.40	29.40	12.84	11.65	11.00
	Interests on Equity	2/14/2002	89.29	81.18	36.82	33.48	31.33
2002	Dividends	8/16/2002	17.60	16.00	5.57	5.06	5.67
	Interests on Equity	2/14/2003	74.71	67.92	20.42	18.57	17.24
	Interests on Equity	2/21/2003	23.97	21.79	6.64	6.03	5.60
2003	Interests on Equity	8/15/2003	71.40	64.90	23.85	21.68	20.14
	Interests on Equity	2/16/2004	156.80	142.54	53.95	49.04	45.16
2004	Interests on Equity	8/17/2004	77.88	70.80	25.97	23.61	21.92
	Interests on Equity	2/16/2005	133.93	121.75	51.66	46.96	43.61
	Interests on Equity	3/14/2005	13.13	11.94	4.77	4.34	4.01
2005	Interests on Equity	8/17/2005	84.90	77.18	36.14	32.85	30.53
	Interests on Equity	2/16/2006	174.52	174.52	82.41	82.41	69.54
	Dividends	3/16/2006	39.12	39.12	18.57	18.57	18.39
2006	Interests on Equity	8/17/2006	73.48	73.48	34.39	34.39	28.94
	Interests on Equity	2/16/2007	101.79	101.79	48.67	48.67	41.19
2007	Interests on Equity	8/17/2007	87.82	87.82	178.94	178.94	24.78
	Interests on Equity	2/15/2008	144.80	144.80	254.00	254.00	82.51
	Dividends	2/15/2008	73.39	73.39	128.73	128.73	12.54

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

B. Significant Changes

Published on December 28, 2007, Law No. 11,638/07 has brought a series of alterations to Brazil’s Law of Corporations (Law No. 6,404/76), especially in what concerns the accounting control systems for activities undertaken by corporations. The main innovation brought is the substitution of the Statement of Origin and Utilization of Resources (“DOAR”) to the Statement of Cash Flows (“DFC”).

Additionally, the new legislation has brought new criteria in the evaluation of assets and liabilities in an attempt to update the accounting control within the reality of the market. Of all the alterations, one is worthy of particular attention. Those elements of the assets and liabilities arising from long term operations should be adjusted to the current value.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

On December 31, 2007, the Company’s share capital consisted of 257,000,000 common shares and 426,000,000 preferred shares.

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

In April 2001, the Company listed its American Depositary Receipts (ADRs) program on the New York Stock Exchange, providing investors an alternate channel to buy its stocks. On February 6, 2008, the ratio changed from the former one ADR to 10 preferred shares to the new ratio of one ADR to 3 preferred shares.

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

In 2007, the company was listed in the BOVESPA Corporate Sustainability Index (ISE) as one of the 32 publicly-held companies with the best performance in corporate Sustainability practices.

In 2007, the Company’s preferred shares had a daily average financial volume of R$18.7 million, which represented a 27.2% increase as compared to the 2006 financial volume.

In 2007, Sadia’s ADRs had a daily average financial volume of US$8.4 million while in 2006, Sadia’s ADRs had a daily average financial volume of US$5.2 million. The number of shares traded in NYSE represented 21.1% of the total number of Sadia’s preferred shares traded from 16.3% in 2006.

Price Information

The tables below present, for the indicated periods, the minimum and maximum prices for the preferred shares on Bovespa in Brazilian reais.

	Preferred Share Price (R$ per Share)
	High	Low
2003	3.98	1.13
2004	5.98	3.56
2005	6.9	3.56
2006	7.6	5.18
2007	12.00	6.40

Source: Economatica

	Preferred Share Price (R$ per Share)
	High	Low
2006
First Quarter	7.6	5.64
Second Quarter	6.52	5.18
Third Quarter	6.28	5.27
Fourth Quarter	7.49	6.05
2007
First Quarter	8.27	6.40
Second Quarter	10.00	7.60
Third Quarter	10.43	8.00
Fourth Quarter	12.00	9.90
2008
First Quarter	11.15	8.68

Source: Economatica

	Preferred Share Price (R$ per Share)
	High	Low
Dec-07	11.49	10.12
Jan/08	10.49	8.68
Feb-08	10.20	9.12
Mar/08	11.15	9.67
Apr-08	12.15	9.79
May-08	14.09	12.04

Source: Economatica

The tables below present, for the indicated periods, the minimum and maximum prices for the Sadia’s ADR on the New York Stock Exchange in dollars.

	ADR Share Price (US$ per Share)
	High	Low
2003	13.92	3.18
2004	22.41	11.35
2005	30.5	14.45
2006	34.7	23.45
2007	70.26	30.43

Source: Economatica

	ADR Share Price (US$ per Share)
	High	Low
2006
First Quarter	34.7	25.42
Second Quarter	31.2	23.45
Third Quarter	29.13	24.7
Fourth Quarter	34.54	27.85
2007
First Quarter	40.45	30.43
Second Quarter	52.44	37.36
Third Quarter	56.75	39.00
Fourth Quarter	70.26	53.72
2008
First Quarter (1)	64.28	49.60

Source: Economatica

(1) Adjusted, as the rate of Preferred Shares per ADR was altered from 10 to 3 in Feb/2008

	ADR Share Price (US$ per Share)
	High	Low
Dec/07	65.02	56.28
Jan/08	59.78	49.6
Feb/08 (1)	61.05	50.59
Mar/08(1)	64.28	56.50
Apr/08(1)	72.53	58.31
May/08(1)	25.84	21.27

Source: Economatica

(1) Adjusted, as the rate of Preferred Shares per ADR was altered from 10 to 3 in Feb/2008

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

As of December 31, 2007 there were 4 U.S. beneficial owners of the ADSs (based on their addresses only).

B. Plan of Distribution

Not Applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

Of Brazil’s stock exchanges, Bovespa has been the most significant in recent years.

Bovespa was a non-profit entity owned by its member brokerage firms until 2007 when it realized its IPO (Initial Public Offering). Trading on Bovespa is limited to member brokerage firms and a limited number of authorized non-members. There is also trading in the so-called after-market. Only shares that were traded during the regular trading session of the day may be traded in the after-market of the same day.

There are no specialists or market makers for the Company’s shares on Bovespa. The CVM and Bovespa have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on Bovespa may be effected off the exchange under certain circumstances, although such trading is very limited.

In December 2007, the aggregate market capitalization of the companies listed on Bovespa Index was approximately US$ 996.4 billion.

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

International investments in equity instruments are tax exempt on capital gains. Investments from countries that do not tax income or where tax rates are lower than 20% are taxed as domestic investors. There is no minimum permanence period requirement for the investments in Brazil.

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

Published on December 28, 2007, Law No. 11,638/07 has brought a series of alterations to Brazil’s Law of Corporations (Law No. 6,404/76), especially in what concerns the accounting control systems for activities undertaken by corporations. Article 3 of the mentioned statute, thought, extended to large companies (Sociedades de grande porte), even if they are not formed as corporations, the rules provided by law concerning the necessity for bookkeeping and preparation of financial statements, and the obligation to carry out independent auditing. On this point, it should be made clear that a “large company” is a company or group of companies under common control which have total assets during the previous financial year of over R$240 million or gross annual income of over R$300 million.

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

The extension of the CPMF was not approved in 2008. In parallel, an additional rate was created for the IOF – Tax on Financial Transactions. Both amendments shall be valid solely as of 2008. In accordance with Decree 6339/08, the amendments to the IOF consisted of an increase from 0.0041% to 0.0082% in the credit operations contracted by individuals and an additional rate of 0.38% on various credit operations contracted by individuals and corporate legal entities. It is observed that this additional rate applies to credit operations regardless of their term, differently from the generic rates of 0.0082% for individuals and 0.0041% for corporate legal entities, which are daily rates. In the case of current account loans, the additional IOF rate (0,38%) is also levied on the monthly sum of the daily increases of debit balances. Various credit operations which were not subject to the IOF are now subject to the additional IOF rate of 0.38%. Such operations include, among other, foreign exchange operations related to services imports; other operations not listed in art. 15, Para. 1 of the RIOF - IOF Regulations; exports and support to production or incentive to exports; operations relating to advance on foreign exchange exports contracts; deferment of the redemption of individual life insurance and of special savings instruments; transactions conducted  by cooperatives and between cooperatives and their members; rural credit destined to investment, costing and marketing; precious stones, jewels and other objects in pawn; National Treasury funds to finance buffer stocks; operations using Finame-Government Agency for Machinery and Equipment Financing and BNDES-National Bank for Economic and Social Development funds; credit supported by the Minimum Price Guarantee Policy; operations guaranteed by government bonds; transfer of assets in chattel mortgage with third party subrogation on the rights and obligations of the debtor;  equity or interest in a company, under the National Privatization Program; public funds related to the public issue of securities; federal, state and municipal programs for the generation of jobs and income. The IOF rates levied on the operations below were also increased as follows: inflow of funds resulting from or destined to currency loans with minimum average terms up to ninety days: increase from 5% to 5.38%; foreign exchange operations destined to settle the obligations of credit card administrators or commercial or multiple banks in the capacity of credit card issuers, arising from the acquisition of foreign goods and services abroad by their users – increase from 2% to 2.38%; life insurance and similar or related operations, personal accident and worker’s compensation insurance, including compulsory insurance for personal injury caused by land motor vehicles and watercrafts, or their cargo, passengers or other and excluding comprehensive civil liability insurance paid by air carriers: 0.38%; private health care insurance operations: 2.38%; other insurance operations not listed in art. 22, Para. 1 of the RIOF – IOF Regulation: 7.38%.

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

United States Tax Considerations

US Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Preferred Shares and Preferred ADSs as of the date hereof. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our Preferred Shares or Preferred ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder” means a beneficial holder of our Preferred shares or Preferred ADSs that is for U.S. federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, a “non-U.S. Holder” means a beneficial holder of our Preferred shares or Preferred ADSs that is neither a U.S. Holder nor a partnership or other pass-through entity for U.S. federal income tax purposes.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•                  a broker-dealer;

•                  a bank or other financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our Preferred shares or Preferred ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  certain former citizens and residents of the United  States;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for U.S. federal income tax purposes; or

•                  a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, and rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our Preferred shares or Preferred ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Preferred shares or Preferred  ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non- United States tax laws. If you are considering the purchase, ownership or disposition of our Preferred shares or Preferred ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Nature of Preferred ADSs for U.S. Federal Income Tax Purposes

If you hold Preferred ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying Preferred shares that are represented by the Preferred ADSs. Accordingly, deposits or withdrawals of Preferred shares for Preferred ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. Holders. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of distributions on the Preferred ADSs or our Preferred shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our Preferred shares, or by the depositary, in the case of Preferred ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States, provided that the corporation was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company. The Preferred ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States, so long as they are so listed. We cannot assure you that the Preferred ADSs will be considered readily tradable on an established securities market in later years. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred share will be treated as a qualified dividend, because the Preferred shares themselves are not listed on a U.S. exchange. Based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, for 2008, we do not believe that we would be classified as a passive foreign investment company for U.S. federal income tax purposes for our 2006 or 2007 taxable years and we do not anticipate being classified as a passive foreign investment company for our 2008 taxable year.  Given that the determination of passive foreign investment company status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them. Special limitations on foreign tax credits apply to qualified dividends subject to the reduced rate of tax. You should consult your own tax advisors regarding the application of the qualified dividend rules given your particular circumstances.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Preferred shares, or by the depositary, in the case of Preferred ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, any Brazilian withholding taxes on dividends will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Preferred ADSs or our Preferred shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you:

•                  have held Preferred ADSs or Preferred shares for less than a specified minimum period during which you are not protected from risk of loss; or

•                  are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Preferred ADSs or Preferred shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Preferred ADSs or Preferred shares

(thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Preferred ADSs or Preferred shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to income from sources outside the United States and you would generally not be able to use the foreign tax credit arising from any Brazilian withholding tax imposed on such distributions unless such credit could be applied (subject to applicable limitations) against U.S. federal income tax due on other income from sources outside the United States in the appropriate category for foreign tax credit purposes. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

Non-U.S. Holders. A dividend paid to a Non-U.S. Holder on a Preferred ADS or Preferred share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS or Preferred share).  A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder.  A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders. For U.S. federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company Rules” below, you will recognize taxable gain or loss on any sale, exchange or redemption of Preferred shares or Preferred ADSs in an amount equal to the difference between the amount realized for the Preferred shares or Preferred ADSs and your tax basis in the Preferred shares or Preferred ADSs, both determined in U.S. dollars. If a Brazilian tax is withheld on a sale or other disposition of a Preferred share or Preferred ADS, the amount realized for U.S. federal income tax purposes will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.   Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you generally will not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our Preferred shares or Preferred ADSs.

Non-U.S. holders.  A Non-U.S. Holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADS or Preferred share unless (i) the gain is effectively connected with the conduct of trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS or Preferred share), or (ii) in the case of a Non-U.S. Holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to U.S. Holders that hold shares in a passive foreign investment company (“PFIC”).  As noted above, based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets for 2008, we do not believe that we would be classified as a PFIC for U.S. federal income tax purposes for our 2006 or 2007 taxable years and we do not anticipate being classified as a PFIC for our 2008 taxable year. Given that the determination of passive foreign investment company status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. In addition, the composition of our income and assets will be affected by how, and how quickly, we invest the proceeds from any past or future equity or debt offerings.  If we are a PFIC for any taxable year during which you hold our Preferred ADSs or Preferred shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our Preferred ADSs or Preferred shares, U.S. Holders will be subject to special tax rules with respect to any “excess distributions” received and any gain realized from a sale or other disposition, including a pledge, of Preferred ADSs or Preferred shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Preferred ADSs or Preferred shares will be treated as excess distributions. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the Preferred ADSs or Preferred shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our Preferred ADSs or Preferred shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of Preferred ADSs because the Preferred ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the Preferred ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the Preferred ADSs and not the Preferred shares are listed on the NYSE. Our Preferred shares are listed on a foreign exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the Preferred shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your Preferred ADSs or Preferred shares at the end of the year over your adjusted tax basis in the Preferred ADSs or Preferred shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the Preferred ADSs or Preferred shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the Preferred ADSs or Preferred shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Preferred ADSs or Preferred shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

U.S. Holders of shares in a PFIC can sometimes avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option would not available to you unless we provide the information necessary to permit you to make this election. No determination has been made whether we would provide such information in the event we are classified as a PFIC in any taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding Preferred ADSs or Preferred shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

U.S. Holders. In general, information reporting will apply to dividends in respect of Preferred shares or Preferred ADSs and the proceeds from the sale, exchange or redemption of Preferred shares or Preferred ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding (currently at the rate of 28%) may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Non-US Holders. You will generally be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish your eligibility for exemption.

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

Foreign Currency Risk

The Company’s exposure to foreign currency are mainly due to Sadia’s external revenues, that in 2007 accounted for 46.6% of  the Company’s total gross operating revenues, and its debt denominated in U.S. dollars, that on December 31, 2007 accounted for 2,386.3 million.

The percentage of the Company’s dollar and reais denominated debt on December 31, 2007 were as follows:

Debt Breakdown
(%)
Short-term debt
Denominated in reais	14.79%
Denominated in U.S. dollars	12.66%
Long term debt:
Denominated in reais	25.79%
Denominated in U.S. dollars	46.75%
Total	100.00%

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

The table below provides information on Company’s foreign currency as of December 31, 2007.

Instruments Denominated in U.S. Dollars	2008	2009	2010	2011	2012	After 2012	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents	480,684	—	—	—	—	—	480,684.0	480,684	5.35
Investments in debt securities	1,211,583	—	—	—	—	—	1,211,583.0	1,211,583	9.86
Total	1,692,267	—	—	—	—	—	1,692,267	1,692,267

Liabilities
Short term debt	508,606	—		—	—	—	508,606	508,606	4.85
Long term debt	58,659	112,547	385,041	455,376	287,482	578,635	578,635	1,887,267	6.05
Total	567,265	112,547	385,041	455,376	287,482	578,635	1,087,241	2,395,873

Foreign currency and interest rate swap contracts notional amount - reais to US dollars	1,011,548	0	—	—	—	—	1,011,548	59,981	CDI / US$

For the interest rate swap contracts, the average paying rate in reais was 100% CDI, and the average receiving rate in US dollars was of 4.71%.

Interest Rate Risk

The Company’s exposure to interest rate is basically due to the Company’s floating rate debt, that amounted to R$2,851.3 million on December 31, 2007.

The percentage of the Company’s debt subject to fixed and floating interest rates on December 31, 2007 were as follows:

Debt Breakdown
(%)
Fixed rate
Denominated in reais	10.16%
Denominated in U.S. dollars	18.84%
Floating rate
Denominated in reais	30.42%
Denominated in U.S. dollars	40.58%
Total	100.00%

Sadia’s floating interest rate exposure is primarily subject to the variations of Libor as it relates to U.S. dollar denominated debt and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank and other exchange variation. On December 31, 2007, the TJLP was equivalent to 6.25% per year.

The table below provides information about Sadia’s significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2007.

Rate Sensitive Instruments R$ Thousand	2008	2009	2010	2011	2012	After 2012	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents
Denominated in reais	196,920	—	—	—	—	—	196,920	196,920	0
Denominated in reais	423,290	—	—	—	—	—	423,290	423,290	11.15
Denominated in U.S. dollars	123,108	—	—	—	—	—	123,108	123,108	0
Denominated in U.S. dollars	357,576	—	—	—	—	—	357,576	357,576	5.35

Investments in debt securities
Denominated in reais	50,668	364,474	100,474	—	—	35,568	551,184	551,184
Denominated in U.S. dollars	1,211,583	—	—	—	—	—	1,211,583	1,211,583

Total	2,363,145	364,474	100,474	—		35,568	2,863,661	2,863,661

Liabilities
Short-term debt
Fixed rate
Denominated in reais	246,198	—	—	—	—	—	246,198	246,198	6.84
Denominated in U.S. dollars	153,388	—	—	—	—	—	153,388	153,388	4.85
Floating rate
Denominated in reais	347,763	—	—	—	—	—	347,763	347,763	0
Denominated in U.S. dollars	355,218	—	—	—	—	—	355,218	355,218	4.74
Total	1,102,567	—	—	—	—	—	1,102,567	1,102,567

Long term debt:
Fixed rate
Denominated in reais	12,696	6,569	1,642	—	2,287	138,834	162,028	162,028	9.32
Denominated in U.S. dollars	36,489	23,982	30,781	31,399	28,236	452,374	603,261	603,261	6.05
Floating rate
Denominated in reais	154,168	143,792	163,690	163,690	157,990	90,540	873,870	873,870	9.80
Denomineted in U.S. dollars	22,170	88,565	354,260	423,977	259,246	126,261	1,274,479	1,284,006	55,644,254
Total	225,523	262,908	550,373	619,066	447,759	808,009	2,913,638	2,923,165

Total debt	1,328,090	262,908	550,373	619,066	447,759	808,009	4,016,205	4,025,732

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

The Company as of the beginning of 2008 has decided to enter into future or options contracts to protect itself against changes in the commodities prices and has elaborated a Hedging Policy for Commodities for this purpose. Currently, Sadia maintains a risk management strategy based on both its inventory policy through physical control, which includes acquisition of grains that guarantee future volumes and costs and financial hedging.

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

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007, based on criteria in Internal Control—Integrated Framework, issued by the COSO. The Company’s internal control over financial reporting as of December 31, 2007, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

B.                                      Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sadia S.A.:

We have audited Sadia S.A’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sadia S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Statements. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Sadia S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sadia S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil

June 20, 2008

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

ITEM 16A. Audit Committee Financial Expert

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

ITEM 16B. Code of Ethics

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

ITEM 16 C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company by its independent auditors, during the fiscal years ended December 31, 2007 and 2006:

Audit Fees (Thousand R$ )

	2007	2006
Audit fees	1,261	1,022
Audit-related fees	258	64
Tax-fees	—	—
Total fees	1,519	1,086

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes for 2007 and 2006, in connection with the audit of the Company’s annual financial statements and review of the Company’s quarterly financial information.

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

ITEM 16 D. Exemptions from the Listing  Standards and for Audit Committees

Not Applicable

ITEM 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Sadia announced to its shareholders and to the market that, to implement the Stock Option Plan for its officers, as approved by the Extraordinary Shareholders’ Meeting of April 29, 2005, the Board of Directors decided to authorize the acquisition of the Company´s preferred shares, as follows:

a) acquisition of 4,400,000 preferred shares within the limit of 10% of the total 381,724,044 outstanding preferred shares;

b) the time frame for such realization will be up to 365 days counted as from September 27, 2007;

c) the operations will be conducted by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

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

Date: June 20, 2008

By:	/s/ Gilberto Tomazoni	By:	/s/ Welson Teixeira Júnior
Name: Gilberto Tomazoni		Name: Welson Teixeira Júnior
Title: Chief Executive Officer		Title: Chief Financial Officer

Consolidated Financial Statements

Sadia S.A.

Years ended December 31, 2007, 2006 and 2005

SADIA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Sadia S.A.

We have audited the accompanying consolidated balance sheets of Sadia S.A. (the Company) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sadia S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sadia S.A´s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2008 expressed an unqualified opinion on the effectiveness  of the Company’s internal control over financial reporting.

As discussed in the Note 3(r) to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of FASB interpretation No 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement 109 (FIN 48), as of January 1, 2007.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil

June 20, 2008

SADIA S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(In thousands of Reais – R$, except share amounts)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	1,100,894	726,295
Available-for-sale securities	1,262,251	1,701,719
Foreign currency futures and interest rate swap contracts	185,846	65,597
Accounts and notes receivable, net	834,349	921,044
Inventories	1,143,976	1,065,032
Recoverable taxes	325,868	169,347
Deferred income taxes	23,553	37,867
Other current assets	160,585	242,788
Total current assets	5,037,322	4,929,689

Property, plant and equipment, net	2,897,408	2,154,980

Other assets:
Equity investees	—	400
Available-for-sale securities	500,516	129,127
Judicial deposits	68,696	78,157
Recoverable taxes	165,225	162,229
Prepaid pension plan	603,128	368,890
Other intangible assets	35,744	25,378
Goodwill	50,563	29,857
Advances to suppliers	61,753	73,358
Other	37,532	87,692
Total other assets	1,523,157	955,088

Total assets	9,457,887	8,039,757

	2007	2006
Liabilities and Shareholders’ equity
Current liabilities:
Short -term debt	1,102,567	1,226,567
Current portion of long-term debt	225,523	214,708
Foreign currency futures and interest rate swap contracts	105,445	76,630
Suppliers	593,951	503,230
Salaries and social charges payable and accrued vacation	132,500	112,433
Taxes payable	65,859	63,348
Dividends payable	135,666	59,420
Accrued employee bonus	82,346	45,776
Accrued marketing	30,872	32,566
Accrued freight	23,512	21,486
Other	155,044	137,115
Total current liabilities	2,653,285	2,493,279

Long-term liabilities
Long-term debt	2,688,115	2,670,969
Foreign currency and interest rate swap contracts	—	6,649
Accrual for legal proceedings and labor claims	73,726	64,671
Income and social contribution taxes payables	19,760	11,283
Deferred income taxes	306,708	72,708
Accrued employee benefit liability	57,234	63,509
Stock options	14,763	3,324
Other	76,733	59,758
Total long-term liabilities	3,237,039	2,952,871

Minority interest	34,599	964

Shareholders’ equity:
Preferred shares, no par value, 426,000,000 shares authorized and issued in 2007 and 2006	1,250,774	938,914
Common shares, no par value, 257,000,000 shares authorized and issued in 2007 and 2006	749,226	561,086
Additional paid-in capital	1,650	289
Preferred shares in treasury, at cost	(84,118)	(33,341)
Appropriated retained earnings	980,828	999,430
Unappropriated accumulated (loss) earnings	136,682	(17,318)
Accumulated other comprehensive income	497,922	143,583
Total shareholders’ equity	3,532,964	2,592,643
Total liabilities and shareholders’ equity	9,457,887	8,039,757

See notes to the Consolidated Financial Statements.

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, except numbers of shares and per share amounts)

	2007	2006	2005

Gross operating revenue	9,955,908	7,894,054	8,327,372

Value-added tax on sales	(1,092,149)	(939,670)	(914,219)
Sales deductions	(109,683)	(124,084)	(95,311)
Net operating revenue	8,754,076	6,830,300	7,317,842
Cost of goods sold	(6,325,458)	(5,212,566)	(5,324,359)
Gross profit	2,428,618	1,617,734	1,993,483

Operating expenses:
Selling	(1,477,698)	(1,303,040)	(1,245,892)
General and administrative	(99,669)	(96,485)	(80,959)
Other operating income, net	17,991	84,014	14,271
Total operating expenses	(1,559,376)	(1,315,511)	(1,312,580)

Operating income	869,242	302,223	680,903

Interest expense	(338,256)	(310,569)	(311,626)
Interest income and other, net	412,642	240,012	247,998
Foreign currency exchange gain, net	28,911	157,050	53,377
Income before income tax, equity in income (loss) of investees and minority interest	972,539	388,716	670,652

Income tax expense
Current	(76,581)	(10,967)	(52,028)
Deferred	(54,997)	(18,117)	(16,411)
Total income tax	(131,578)	(29,084)	(68,439)
Income before equity in income (loss) of investees and minority interest	840,961	359,632	602,213

Equity in income (loss) of investees	—	(178)	1,219
Minority interest	1,016	1,106	(164)

Net income	841,977	360,560	603,268

Earnings per thousands shares – preferred and common in R$:
Basic	1,247.54	531.18	885.08
Diluted	1,239,11	529.79	884.38

Weighted average number of shares outstanding:
Basic:
Preferred	417,908,212	421,785,712	424,595,712
Common	257,000,000	257,000,000	257,000,000

Diluted:
Preferred	422,501,871	423,568,114	425,137,363
Common	257,000,000	257,000,000	257,000,000

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais -R$)

	2007	2006	2005
Preferred shares
At the beginning of the year (426,000,000 shares)	938,914	938,914	627,055
Capital increase without issue of shares	311,860	—	311,859
At the end of the year (426,000,000 shares)	1,250,774	938,914	938,914
Common shares
At the beginning of the year (257,000,000 shares)	561,086	561,086	372,945
Capital increase without issue of shares	188,140	—	188,141
At the end of the year (257,000,000 shares)	749,226	561,086	561,086
Treasury shares
At the beginning of the year (2,504,288 shares)	(33,341)	(10,377)	(198)
Purchase of shares (4,435,000 shares)	(51,240)	(23,427)	(10,179)
Sales of shares (100,000 shares)	463	463	—
At the end of the year (2,200,304 shares)	(84,118)	(33,341)	(10,377)
Additional paid-in capital
At the beginning of the year	289	—	—
Used to increase capital	(5)	—	—
Exercise of stock option plan	1,366	289	—
At the end of the year	1,650	289	—
Retained earnings
Appropriated retained earnings
At the beginning of the year	999,430	738,417	767,441
Used to increase capital	(499,995)	—	(475,068)
Transfer from unappropriated retained earnings	481,393	261,013	446,044
At the end of the year	980,828	999,430	738,417
Unappropriated accumulated (loss) earnings
At the beginning of the year	(17,318)	2,055	71,121
Used to increase capital		—	(24,932)
Net income	841,977	360,560	603,268
Transfer to appropriated retained earnings	(481,393)	(261,013)	(446,044)
Dividends / interest on capital
Preferred	(127,665)	(73,781)	(126,617)
Common	(78,919)	(45,139)	(74,741)
At the end of the year	136,682	(17,318)	2,055
Accumulated other comprehensive income (loss)
At the beginning of the year	143,583	(1,978)	—
Adjustment to unrealized gain on available-for sale securities.	334,491	12,221	—
Excess of additional liability on retirement indemnity	—	—	(2,996)
SFAS 158 transition amount	—	202,028	—
Postretirement benefit reserves adjustments	208,682	—	—
Income tax benefit (expense)	(188,834)	(68,688)	1,018
At the end of the year	497,922	143,583	(1,978)
Total shareholders’ equity	3,532,964	2,592,643	2,228,117
Comprehensive income:
Net income	841,977	360,560	603,268
Unrealized gain on available-for-sale securities, net of taxes (R$117,882 in 2007, none in 2006)	216,609	12,221	—
Postretirement benefit reserves adjustment, net of tax (R$70,952)	137,730	—	—
Excess of additional liability on retirement indemnity, net of taxes (R$1,018 in 2005)	—	—	(1,978)
Comprehensive income	1,196,316	372,781	601,290

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais -R$)

	2007	2006	2005
Cash flows from operating activities:
Net income	841,977	360,560	603,268
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	33,635	(852)	164
Foreign currency exchange (gains), net	(28,911)	(157,050)	(53,377)
Equity income or loss of investees	—	178	1,219
Depreciation and amortization	246,980	205,384	182,263
Deferred income taxes	54,997	18,117	16,411
Pension plan	(96,508)	(128,302)	(45,711)
Provision for (reversal of) contingencies	12,179	4,007	(2,611)
Loss (gain) from sale of property, plant and equipment	(19,703)	(2,225)	51,897
Changes in operating assets and liabilities:
Accounts and notes receivable	97,364	(202,912)	(89,012)
Inventories	(75,088)	(83,091)	100,221
Recoverable taxes and other assets	(6,598)	(108,653)	(73,018)
Judicial deposits	9,461	239	(1,192)
Suppliers	83,972	7,900	(3,407)
Accrued interest, net	(153,197)	63,569	130,546
Social charges, taxes payable, other liabilities	74,035	97,450	34,685
Net cash provided by operating activities	1,074,595	74,319	852,346
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	3,636	14,967	3,400
Purchase of property, plant and equipment	(950,052)	(969,602)	(673,098)
Acquisition, net of cash acquired	(51,238)	—	(69,259)
Available-for-sale debt securities:
Purchases	(2,528,376)	(2,397,950)	(1,512,809)
Maturities and sales	2,699,282	2,508,267	1,015,558
Net cash used in investing activities	(826,748)	(844,318)	(1,236,208)
Cash flows from financing activities:
Short-term debt
Issuances	1,103,128	1,237,242	863,702
Repayments	(1,214,872)	(795,593)	(994,557)
Long-term debt
Issuances	1,494,855	1,397,295	1,490,109
Repayments	(1,098,843)	(833,089)	(916,382)
Dividends/interest on capital paid	(106,756)	(169,871)	(129,735)
Sale of treasury shares	480	463	—
Acquisition of treasury stock	(51,240)	(23,427)	(10,179)
Net cash provided by financing activities	126,752	813,020	302,958

Net change in cash and cash equivalents	374,599	43,021	(80,904)
Cash and cash equivalents at beginning of year	726,295	683,274	764,178
Cash and cash equivalents at end of year	1,100,894	726,295	683,274

See notes to Consolidated Financial Statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

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

The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2.3407=US$1.00 at December 31, 2005, R$2.1380=US$1.00 at December 31, 2006 and R$1.7713=US$1.00 at December 31, 2007.

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

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

b)        Consolidation procedures (Continued)

The following subsidiaries were included in the consolidated financial statements for the years ending December 31:

	Ownership %
	2007	2006

Sadia International Ltd.	100,00%	100,00%
Sadia Uruguay S.A.	100,00%	100,00%
Sadia Alimentos S.A.	—	1,00%
Sadia Chile S.A.	60,00%	60,00%
Sadia Alimentos S.A.	95,00%	99,00%
Concórdia Foods Ltd.	100,00%	100,00%
Sadia UK. Ltd.	100,00%	100,00%
Concórdia S.A. C.V.M.C.C. (e)	—	99,99%
Big Foods Indústria de Produtos Alimentícios (b)	100,00%	—
Empresa Matogrossense de Alimentos Ltda. (a)	—	100,00%
Intergen Ltda. (a)	—	100,00%
Rezende Óleo Ltda.	100,00%	100,00%
Rezende Marketing e Comunicações Ltda.	0,09%	0,09%
Rezende Marketing e Comunicações Ltda.	99,91%	99,91%
Sadia Overseas Ltd. (c)	100,00%	—
Concórdia Holding Financeira S.A. (d)	100,00%	—
Concórdia S.A. C.V.M.C.C. (d)	99,99%	—
Sadia G.m.b.H.	100,00%	100,00%
Wellax Food Logistics C. P. A. S. U. Lda.	100,00%	100,00%
Sadia Foods G.m.b.H.	100,00%	100,00%
Qualy B. V.	100,00%	100,00%
Sadia Panamá S.A	100,00%	100,00%
Sadia Japan Ltd.	100,00%	100,00%
Investeast Ltd. (f)	60,00%	—
Concórdia Ltd (f)	100,00%	—

(a)	Investment merged with Sadia S.A. on January 12, 2007
(b)	Acquired controlling on December 3, 2007
(c)	Company established on May 15, 2007.
(d)	Company established on June 27, 2007.
(e)	Shareholding control changed on August 27, 2007.
(f)	Company established on October 29, 2007

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

b)       Consolidation procedures (Continued)

The Company consolidates the financial statements of its wholly-owned investment fund Concórdia Foreign Investment Fund Class A. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio. The administrative functions over the funds are delegated to a third party.

On January 12, 2007 the Extraordinary General Meeting approved the Board’s proposal to incorporate the wholly-owned subsidiaries Empresa Matogrossense de Alimentos Ltda. and Intergen Ltda., in order to obtain operating and corporate synergies. This will result in reduction of administrative expenses due to rationalization of administrative and operating activities.

On January 31, 2007, the Company closed down Churrascaria Beijing Brasil Co. Ltd., in Peking, a joint venture between Sadia International Ltd. and the Chinese government. On the same day it approved the opening of a commercial agency office of the subsidiary Wellax Food Logistic Comércio de Produtos Alimentares Sociedade Unipessoal Ltd. in Shanghai. The liquidation process did not generate any losses for the Company as the book value of R$480 was reimbursed.

On May 15, 2007 Sadia Overseas Ltd. was established with the objective of raising and passing on the funds obtained from the issuing of bonds on the international market. The Company was established with capital of US$1 thousand, which was totally paid in by Sadia S.A.

On June 27, 2007 the establishment of Concórdia Holding Financeira S.A. was approved by the Company’s Board of Directors to operate in the financial and similar segments. The company was established with initial paid-in capital of R$10 thousand, and 99.7% of its capital was paid in by Sadia S.A. and the remaining 0.03% by individuals.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

b)        Consolidation procedures (Continued)

On August 27, 2007, Concórdia Holding Financeira S.A. increased its capital with the issue ordinary, nominative shares, with no par value, which were subscribed in full by Sadia S.A., through the exchange of 999,990 shares it owned, of the capital in Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

On October 29, 2007, the wholly-owned subsidiary Sadia GmbH acquired 60% of the quotas from the capital in Investeast Ltd., for the amount of US$17 thousand. On November 8, 2007, Investeast Ltd. increased its capital with the issue of 23,666,666 quotas, of which Sadia GmbH contributed with 60% corresponding to its investment interest, for the amount of US$14,200 thousand. Investeast Ltd. holds 100% of the capital in Concórdia Ltd., an industrial unit, located in the Russian city of Kaliningrado inaugurated in December 2007, with the start of trade operations forecasted for January 2008.

c)   History of acquisitions

Fiscal 2007 acquisitions

On December 3, 2007 Sadia acquired all capital stock of Big Foods Indústria de Produtos Alimentícios Ltda. (primarily a producer and distributor of processed products) for R$53,500 in cash, (net of cash acquired of R$2,262). The operations of Big Foods Indústria de Produtos Alimentícios Ltda. are included in the consolidated financial statements from the date of acquisition.

The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

c)   History of acquisitions—continued

Assets:
Accounts receivable	10,669
Inventory	3,856
Recoverable taxes	811
Other current assets	506
Property, plant and equipment	23,289
Amortizable intangible assets	14,428
Other non-current assets	302
Liabilities:
Short-term and long-term debt	(3,464)
Accounts payable and accrued liabilities	(15,381)
Deferred income taxes liability	(7,353)
Net assets	27,662

Purchase price, net of cash acquired	(51,238)

Total Goodwill	23,576

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

2.                  Presentation of the Consolidated Financial Statements (Continued)

d)   Pro forma results

The following unaudited pro forma financial information presents the combined results of operations of the Company and Big Foods Produtos Alimentícios Ltda. (“Big Foods”) as if the acquisition had occurred at January 1, 2006. The historical results of the Company for 2007 include the results of Big Foods. The pro forma results for 2007 and 2006 combine the historical results of the Company for 2007 and 2006 with the historical results for 2007 and 2006 of Big Foods. The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company’s future consolidated results of operations or financial condition. Pro forma adjustments are tax-effected at the Company’s statutory tax rate.

	Unaudited 2007	Unaudited 2006

Net operating revenue	8,830,372	6,886,867
Net income	836,392	357,575
Basic earnings per thousand shares in R$:
Preferred	1,239.27	529.81
Common	1,239.27	529.81

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

b)        Cash and cash equivalents

Cash equivalents are highly liquid investments with maturities of 90 days or less when purchased. For purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

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

Years ended December 31, 2007, 2006 and 2005

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

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

h)        Goodwill and Other Intangible Assets

The Company accounts for business combinations and goodwill according to SFAS No.141, “Business Combinations,” and SFAS No.142, “Goodwill and Other Intangible Assets.” SFAS No.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company’s annual impairment test was performed in the fourth quarter of fiscal 2007. The results of this test indicated that goodwill was not impaired.

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

j)            Interest attributed to shareholders’ equity

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which is deductible for statutory income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2007, 2006 and 2005 and accrued the amount due with a direct charge to shareholders’ equity in a manner similar to a dividend. The distribution to the shareholders is subject to withholding income tax at the rate of 15%, and the amount of interest on shareholders’ equity attributable to dividends must be net of such withholding income tax.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

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

Shipping and handling costs are classified as selling expenses and totaled R$555,478, R$502,409 and R$544,364 for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and development costs are charged to expense as incurred and totaled R$11,127, R$12,389 and R$10,873 for the years ended December 31, 2007, 2006 and 2005, respectively.

The cost of advertising is expensed as incurred. The Company incurred advertising expenses of R$184,478, R$157,449 and R$116,559 during the years ended December 31, 2007, 2006 and 2005, respectively.

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

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

n)        Earnings per share

The Company computes basic and diluted earnings per multiples of one thousand of its preferred and common outstanding shares to conform to the basis for quoting and trading on the São Paulo stock exchange. Basic earnings per one thousand preferred and common shares is calculated by dividing net income by the sum of the weighted average number of preferred and common shares outstanding during the period. The computation has been made as if the net income for each year would be fully distributed. Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. Diluted earnings per one thousand preferred and common shares is computed by dividing net income by the sum of the weighted average number of common and preferred shares outstanding adjusted for the dilutive effect derived from the stock option plan.

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

Years ended December 31, 2007, 2006 and 2005

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

q)        Recently Issued Accounting Standards

In February 2008, the FASB issued FSP 157-1, which became effective for the Company on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. The Company does not expect any significant impact to its consolidated financial statements.

In February 2008, the FASB issued FSP 157-2, which delays the company’s January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

In February 2007, the FASB issued SFAS permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its consolidated financial statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

3.                  Significant Accounting Policies (Continued)

q)        Recently Issued Accounting Standards (Continued)

In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined ‘under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

In December 2007, the FASB issued SFAS establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect any significant impact to its consolidated financial position.

r)           Recently Adopted Accounting Standards

In July 2006, the FASB issued FIN 48, which became effective for the Company on January 1, 2007 (see Note 19).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

4.                  Cash and Cash Equivalents

	2007	2006

Local currency
Cash and bank accounts	196,920	200,931
Investment funds of variable earnings	420,239	259,697
Others	3,051	—
	620,210	460,628
Foreign currency
Cash and bank accounts	123,108	32,754
Interest-bearing current account	357,576	232,913
	480,684	265,667
	1,100,894	726,295

5.                  Available-for-Sale Securities

The following is a summary of available-for-sale debt securities at December 31, 2007 and 2006:

	Available-for-sale debt securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006
Investment funds	1,743,490	19,013	(6,792)	1,755,711
National treasury notes	75,135	—	—	75,135
Total	1,818,625	19,013	(6,792)	1,830,846

December 31, 2007
Investment funds	1,312,057	—	—	1,312,057
Investment in Stocks	17,762	346,712	—	364,474
National treasury notes	86,236	—	—	86,236
Total	1,416,055	346,712	—	1,762,767

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

Years ended December 31, 2007, 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

5.                  Available-for-Sale Securities (Continued)

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2007, by contractual maturity, are shown below:

	Available for-sale-debt securities
Maturity periods	Amortized Cost	Estimated Fair Value

Due in less than one year	1,262,251	1,262,251
Due in one to three years	118,236	464,948
Due after five years	35,568	35,568
Total	1,416,055	1,762,767

6.                  Accounts and Notes Receivable, Net

	2007	2006
Customer
Domestic	606,037	544,501
Export, mainly denominated in U. S. dollars	235,424	391,477
Allowance for doubtful accounts	(7,112)	(14,934)
	834,349	921,044

The changes in the allowance for doubtful accounts are as follows:

	2007	2006	2005

Balance at the beginning of the year	(14,934)	(10,591)	(9,160)
Amounts charged to expense	(2,359)	(6,435)	(4,234)
Write offs	10,181	2,092	2,803
Balance at the end of the year	(7,112)	(14,934)	(10,591)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Comércio de Produtos Alimentares Lda.) entered and amended the Insured Receivables Purchase Agreement selling its export receivables up to a limit of US$200 million, with interest rate of 0.26% + LIBOR. Credit Insurance covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of Default are the contracting financial institutions.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

6.                  Accounts and Notes Receivable, Net (Continued)

Under this agreement, the Company retained servicing responsibilities, such as collection. At December 31, 2007, the receivables sold under this agreement amounted to R$354,260 (R$363,464 in 2006).

During the year ended December 31, 2007, the Company received cash proceeds of approximately R$3,578 million (R$1,910 million in 2006) and incurred expenses of R$16 million (R$14 million in 2006 and R$8 million in 2005) with respect to this agreement. The Company had no credit losses on the sale of the receivables under this agreement for December 31, 2007, 2006 and 2005.

During 2007, 2006 and 2005, no single customer or group represented more than 10% of consolidated sales.

7.                  Inventories

	2007	2006

Finished goods	336,180	353,434
Live stock and poultry	291,521	304,561
Raw materials	208,216	179,060
Work in process	226,669	159,297
Packing material	44,945	33,653
Stock in transit	308	10
Supplies in warehouse and other	36,138	35,017
	1,143,976	1,065,032

8.                  Recoverable Taxes

	2007	2006

Value-added state sales tax- ICMS	233,079	145,978
Value-added tax - IVA	65,966	4,085
PIS and COFINS	95,906	84,619
Federal excise tax – IPI	43,916	59,175
Income tax withheld at source and advanced income tax	25,629	37,679
INSS	26,545	—
Other	52	40
Total	491,093	331,576
Current portion	(325,868)	(169,347)
Non current portion	165,225	162,229

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

8.      Recoverable Taxes (Continued)

Value-added state sales tax- ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

Value-added tax - IVA

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

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

National Institute of Social Security - INSS

As reported in note 20, the balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

9.      Property, Plant and Equipment

	2007	2006

Land	96,236	91,605
Buildings	991,810	688,288
Machinery and equipment	1,462,205	1,165,878
Installations	480,467	321,594
Breeding stock	463,122	315,769
Softwares	92,584	67,469
Vehicles	17,831	19,713
Timber and reforestation	36,251	27,524
Other	1,163	353
Construction in progress	686,548	647,467
	4,328,217	3,345,660
Accumulated depreciation	(1,430,809)	(1,190,636)
Total	2,897,408	2,154,980

Interest capitalized as part of property, plant and equipment was R$53,620, R$44,554 and R$16,852 for the years ended December 31, 2007, 2006 and 2005, respectively.

10.    Judicial Deposits

Judicial deposits are restricted assets of the Company placed on deposit with the court and held in judicial escrow relating to certain legal proceedings pending legal resolution.

11.       Other Intangible Assets, Net

Intangible assets consist of the following:

	Amortizable cost amount in 2006	Acquisition in 2007	Amortization	Amortizable cost amount in 2007

Brand	5,648	—	(1,694)	3,954
Client portfolio	19,730	14,428	(2,368)	31,790
	25,378	14,428	(4,062)	35,744

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

11.       Other Intangible Assets, Net (Continued)

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the next five succeeding years:

Estimated Amortization Expenses

2008	5,505
2009	5,505
2010	4,375
2011	3,811
2012	3,811
Thereafter	12,737
35,744

12. Goodwill

The change in carrying amount of goodwill is as follows:

Goodwill relating to acquisitions during 2005	34,642
Tax benefit allocated to reduce goodwill	(1,914)
Balance as of December 31, 2005	32,728
Tax benefit allocated to reduce goodwill	(2,871)
Balance as of December 31, 2006	29,857
Tax benefit allocated to reduce goodwill	(2,871)
Goodwill relating to acquisition during 2007	23,577
Balance as December 31,2007	50,563

Goodwill refers to the acquisitions of Só Frango in 2005 and Big Foods in 2007 and the Company estimates its balance will be deductible for tax purposes.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

13.    Short-term Debt

	2007	2006

Working capital from commercial banks	696,116	708,868
Trade accounts receivable domestic credit facility	347,763	242,446
Bank borrowings, secured by accounts receivable	58,688	275,253
	1,102,567	1,226,567

Working capital from commercial banks primarily relates to export financing and pre-export advances, of which R$449,918 in 2007 (R$477,208 in 2006) are denominated in U.S. dollars with interest at Libor (4.60% p.a. at December 31, 2007) plus a spread at the rate of 0.15% p.a. and fixed rate coupons of 7.60% p.a. in 2007 (interest rate spread of 0.10% p.a. and fixed rate of 6.50% p.a. in 2006).

On May 12, 2003, the Company entered into an agreement to sell, from time to time, up to R$150,000 of its domestic receivables to a special purpose entity, organized as an investment fund. The receivables sold are subject to a discount rate that should not be lower than 95% of the average rate of Brazilian interbank certificate deposits (11.12% p.a. at December 31, 2007). Through December 31, 2007, the Company received cash proceeds of R$3,447,000 (R$2,795,000 in 2006) from the sales of domestic receivables under this agreement and incurred in interest expenses of R$28,000 for the year ended December 31, 2007 (R$30,000 in 2006). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2007, the accounts receivable for this finance pledged as collateral were R$347,763 (R$242,446 on December 31, 2006).

At December 31, 2007 and 2006, the weighted average interest rates on short-term debt were 6.30% p.a. and 5.36% p.a., respectively.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

14.    Long-term Debt

	2007	2006

Foreign debt (denominated in U.S. dollars):
Export financing, composed of prepayment, payable in amount of R$178,367 in installments up to 2012, subject to LIBOR variation for 6 month deposits (4.60% in December 2007 plus annual interest of 0.50% p.a, and a line focused on the incentive for foreign trade in amount of R$1,096,112, subject to LIBOR variation for 6 month plus interest of 1.40% p.a., guaranteed by promissory notes or sureties.	1,274,479	1,904,241

Funds raised on the international capitals market through the issuance of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	445,869	—

BNDES (National Bank for Economic and Social Development), payable from 2008 to 2015, composed as follows: FINEM in the amount of R$6,501 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$144,579 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	151,080	145,458

IFC- International Finance Corporation funding in foreign currency for investment in property, plant and equipment, which R$13,734 is subject to interest at fixed rate of 9.05% p.a., guaranteed by promissory real estate mortgages	6,312	13,734
	1,877,740	2,063,433

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

14.    Long-term Debt (Continued)

	2007	2006
Local debt (denominated in reais):
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2008 to 2015, composed as follows: FINAME in the amount of R$865,550 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2007) and interest of 3.55% p.a. and FINEM in the amount of R$8,320 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	873,870	651,537

PESA - Special Aid Program for Agribusiness payable in installments from 2008 to 2020, subject to the – General Price Index –Market – IGP-M plus interest rate of 9.89% p.a., secured by investments in debt securities with a carrying value of R$35,568 and sureties.	144,935	136,440

Other subject to interest rate from 1% to 14% p.a.	17,093	34,267

	2,913,638	2,885,677
Less current portion of long- term debt	(225,523)	(214,708)
Long- term portion	2,688,115	2,670,969

At December 31, 2006, long-term debt maturities were as follows:

2009	262,907
2010	550,373
2011	619,066
2012	447,759
Thereafter	808,010
2,688,115

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

15.    Commitments, Contingencies and Guarantees

Commitments

The Company has entered into purchase commitments for production purposes (packing) amounting to approximately R$59,000 at December 31, 2007 and is payable until 2010.

Leasing

The Company has non-cancelable operating lease agreements for industrial units that expire over the next five years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$ 118,743 in 2007 (R$ 64,470 in 2006).

The table below shows the future payments related to the leasing agreement at December 31, 2007:

2008	181,200
2009	181,200
2010	131,900
2011	131,900
2012	131,900
Total	758,100

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

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

15.    Commitments, Contingencies and Guarantees (Continued)

Contingencies (Continued)

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	2007	2006

Tax	26,908	31,605
Civil	15,046	8,950
Labor	31,772	24,116
	73,726	64,671

Tax litigation

The main tax contingencies involve the following cases:

a)   Withholding income tax

Provision for withholding income tax on investments of Granja Rezende amounting to R$4,075 and R$985 for other provisions.

b)   State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná totaling a probable contingency estimated at R$12,471.

c)   Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$9,377.

The Company has other contingencies of a tax nature in the amount of R$903,729 in December 31, 2007, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded. These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$297,136, IPI Credit premium, in the amount of R$297,345, and payment of social security contributions, in the amount of R$173,804.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

15.    Commitments, Contingencies and Guarantees (Continued)

Civil litigation

The amount provided represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$59,606, that were assessed as possible losses by the Company’s legal counsel and management and therefore no provision was recorded.

Labor claims

There are approximately 2,205 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$53,491 and a provision of R$31,772 has been provided in the accompanying financial statements based on historical information and represents the Company’s best estimate of the ultimate loss that will be incurred.

Guarantees

The Company provides guarantees for loans obtained by certain out growers located in the central region of Brazil as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years. The loans guaranteed by the Company amount to R$229,700 (R$20,245 in 2006) and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$6,335 has been provided for.

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

16.       Shareholders’ Equity (Continued)

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2007, 2006 and 2005:

	2007	2006	2005

Common shares	257,000,000	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000	426,000,000
Total shares authorized and issued	683,000,000	683,000,000	683,000,000
Preferred shares in treasury	(10,259,288)	(5,924,288)	(2,504,288)
Total outstanding shares	672,740,712	677,075,712	680,495,712

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

Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2007 and 2006 the Company had in its statutory books the following amounts:

	2007	2006
Appropriated retained earnings:
Research and development reserve	71,843	74,444
Expansion reserve	836,747	850,147

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

16.          Shareholders’ Equity (Continued)

Dividends paid per thousand shares in R$ were as follows:

	2007	2006	2005

Preferred	189.61	287.12	231.96
Common	189.61	287.12	210.87

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

The components of appropriated retained earnings at December 31, 2007 and 2006 were as follows:

	2007	2006

Legal reserve	72,238	74,839
Research and development reserve	71,843	74,444
Expansion reserve	836,747	850,147
	980,828	999,430

17.          Stock Option Plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved for the Company’s officers. The plan comprises nominative preferred shares issued by the Company.

The price for exercising the options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the exercise date of the option. The vesting period, during which the participant cannot exercise their rights to purchase the shares, will be three years as from the option granting date. The participants will be able to fully or partially exercise their purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will lose the right to the options not exercised.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

17.          Stock Option Plan (Continued)

Under the plan regulations, the preferred shares will be reacquired and earmarked in treasury for this sole purpose.

The composition of the options granted is presented as follows:

	Date		Quantity of	Price of shares
Cycle	Grant	Expiration	Shares	Grant date	Update-INPC

					At 12/31/2008
2005	06/24/05	06/24/10	2.200.000	4.55	5.00
2006	09/26/06	09/26/11	3.520.000	5.68	6.06
2007	09/27/07	09/27/10	5.000.000	10.03	10.23

Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$14,763 (R$3,324 in 2006) has been classified in stock option, non-current liability and the compensation expense as general and administration expense. Compensation expense is charge to profit and loss on straight line basis over the vesting period of the options. The compensation expense amount to R$12,788 in 2007, R$2,930 in 2006 and R$678 in 2005.

The fair value of stock-based awards was estimated based on the following assumptions for the year ended December 31, 2007, 2006 and 2005:

	December, 31 2007		December, 31 2006		December, 31 2005

Expected term (in years)	5		5		5
Interest rate	9.9%		13%		18%
Volatility	43,61		44.39%		37.06%
Dividend yield	3.3%		3.5%		4.8%
Expected inflation	12.36%		11.64%		12.12%
Weighted-average fair value at grant date	R$	3.51	R$	2.77	R$	2.84

Expected Term - The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options the vesting period is over.

Expected Volatility – The Company uses the trading history and implied volatility of its preferred stock in determining an estimated volatility factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

17.          Stock Option Plan (Continued)

Expected Dividend – The Company uses the payments history per stock dividends for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

Estimated forfeitures – When estimating forfeitures, the Company considers voluntary and involuntary termination behaviors as well as analysis of actual options forfeitures.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on Interbank Bank Certificated rate – CDI.

Inflation – Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).

As of December 31, 2007 the amount of R$27,958 related to the unrecognized compensation cost related to stock options is expected to be recognized from 1.0 to 2.8 years. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

Stock option activity for the years presented is as follows:

	Shares in thousands	Weighted- average expected exercise price

Outstanding as of December 31, 2005	2,200	5.19
Grants of options	3,520	6.43
Exercises	(100)	4.68
Forfeitures or expirations	(300)	—
Outstanding as of December 31, 2006	5,320	6.31
Grants of options	5,000	11.43
Exercises	(100)	4.80
Forfeitures or expirations	(265)	—
Outstanding as of December 31, 2007	9,955	8.74

None of the outstanding shares was exercisable at 2007, 2006 and 2005.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

18.          Net Income per share

The table below reconciles basic weighted average outstanding to diluted weighted average shares outstanding.

	2007		2006		2005
	Common	Preferred	Common	Preferred	Common	Preferred

Basic weighted average shares outstanding	257,000,000	417,908,212	257,000,000	421,785,712	257,000,000	424,595,712
Effect of dilutive securities – stock options	—	4,593,659	—	1,782,402	—	541,651
Diluted weighted average shares outstanding	257,000,000	422,501,871	257,000,000	423,568,114	257,000,000	425,137,363

19.          Income Taxes

Income before provision for income taxes was as follows:

	2007	2006	2005

Domestic	423,291	199,814	288,056
Foreign	549,248	188,902	382,596
	972,539	388,716	670,652

A break-down between domestic and foreign income and social contribution tax (expense) benefit for the year is as follows:

	2007	2006	2005
Domestic:
Current	(77,477)	(10,519)	(51,956)
Deferred	(48,581)	(16,936)	(14,691)
	(126,058)	(27,455)	(66,647)
Foreign:
Current	896	(448)	(72)
Deferred	(6,416)	(1,181)	(1,720)
	(5,520)	(1,629)	(1,792)
	(131,578)	(29,084)	(68,439)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

19.           Income Taxes (Continued)

Brazilian income taxes consist of federal income tax and social contribution. The 2007, 2006 and 2005 statutory rates for these taxes were as follows:

Federal income tax	25.00%
Social contribution tax	9.00%
Combined statutory rate	34.00%

Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

The reconciliation of income tax at the Brazilian statutory rates to income tax expense follows:

	2007	2006	2005

Income before income taxes	972,539	388,716	670,652
Income tax expense, at Brazilian statutory taxes rates	(330,663)	(132,163)	(228,022)
Tax-exempt income in foreign subsidiary	180,329	63,046	128,291
Non-taxable (nondeductible) foreign currency exchange (loss)	(33,883)	5,715	(51,816)
Benefit from deductibility of interest attributed to shareholders’ equity (Note 3 j))	53,453	41,869	59,411
Exempted financial results	—	3,432	13,699
Stock-options	(4,348)	(900)	(230)
Realized income tax contingency charged to income tax expense	—	(4,124)	—
Tax incentive	6.967	—	—
Other permanent differences	(3,433)	(5,959)	10,228
Income tax expense	(131,578)	(29,084)	(68,439)

During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to permanently reinvest the earnings of this foreign subsidiary, no income tax payment is required. At December 31, 2007, this subsidiary had cumulative earnings of R$1,467 million that are not tax effected (R$1,103 million in 2006). If such cumulative earnings were to be distributed to the Company, approximately R$220 million of taxes would be paid.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

19.           Income Taxes (Continued)

Deferred tax assets and liabilities are comprised of the following:

	2007	2006
Deferred tax assets:
Employee bonus accrual	27,998	15,564
Accrued contingencies	31,785	25,824
Accrued employee benefit liability	22,518	25,259
Tax loss carryforwards	8,844	37,834
Property, plant and equipment	42,521	47,314
Deferred charges	28,074	32,354
Other	33,805	31,417
Total deferred income tax assets	195,545	215,566
Valuation allowance for deferred tax assets	(6,580)	—
Total deferred tax assets, net	188,965	—

Deferred tax liabilities:
Property, plant and equipment	(131,649)	(106,270)
Pension plan	(205,064)	(125,423)
Fair value of available-for-sale investments	(117,882)
Intangible assets	(12,153)	(8,629)
Other	(5,372)	(10,085)
Total deferred tax liabilities	(472,120)	(250,407)
Net deferred tax (liabilities) assets	(283,155)	(34,841)
Current assets portion	23,553	37,867
Non current (liabilities) assets portion	(306,708)	(72,708)

The valuation allowance for deferred tax assets established during 2007 relates to certain subsidiary loss carryforwards that may not be realized based upon the Company’s current year estimate of future taxable income of these subsidiaries and analysis of the likelihood of realizing these loss carryforwards.

Subsequently recognized tax benefits related to the valuation allowance of deferred tax assets as of December 31, 2007 will reduce goodwill in the amount of R$4,018 related to Big Foods and allocated to income tax benefit that would be reported in the consolidated statements of income R$2,562 related to Concordia Ltd.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

19.           Income Taxes (Continued)

In assessing the of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax loss carryforwards at December 31, 2007.

The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2007 and 2006, except for the subsidiary tax loss carryforwards, arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company.

The total amount of R$26,012 related to loss carryforwards have no expiration date and are available to offset up to 30% of future taxable income in any given year.

In July, 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation Nº 48 “Accounting for Uncertainty Income Taxes, an interpretation of FASB Statement 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax liability if it is more likely than not that a tax position will not be stained upon examination. The Company adopted FIN 48 on January 1, 2007.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

19.           Income Taxes (Continued)

As a result of the implementation of FIN 48, the Company reclassified R$11,283 as of December 31, 2006 from Accrual for legal proceedings and labor claims to Income and social contribution taxes payable (long-term liabilities). The adoption of FIN 48 did not result in a cumulative adjustment to retained earnings. The Income and social contribution taxes (long-term) is composed for R$9,938 (R$11,283 in 2006) recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2003), R$7,222 of income tax and R$2,600 on contribution taxes of Concórdia S.A. CVMCC.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

Balance at January 1, 2007	4,125
Increase related to current year tax positions	9,822
Decrease related to prior year tax positions	—
Settlements	(332)
Balance at December 31, 2007	13,615

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimated of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement on decision with the taxing authorities.

If recognized, the total amount of R$13,615 of unrecognized tax benefits would have an impact on Company’s effective tax rate.

Interest income recognized related to uncertain tax positions amounted to R$1,013 in 2007. Total accrued interest and penalties as of December 31, 2007 and December 31, 2006 was R$6,145 and R$7,158, respectively, and were included in Income and social contribution tax payable (Long-term liabilities).

The Company records interest related to unrecognized tax benefit in financial expenses and penalties in other operating expenses.

The Company and its subsidiaries file income tax returns in Brazil and foreign jurisdictions. The table below shows tax years for which Sadia is subject to income tax examinations by tax authorities:

Open tax years

Europe (Portugal)	2003-2007
Russia	2005-2007
Brazil	2003-2007

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

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

a) Exchange rate and interest rate risk

The exchange rate risk for loans and financing and any other payables denominated in foreign currency is hedged by short term investments denominated in foreign currency and foreign receivable from exports, which serve as natural hedge and by derivative financial instruments.

The Company within its hedge strategy uses foreign currency future contracts (U.S. dollar, Euro and Pound) as a form of mitigating exchange rate risk over operating and financial assets and liabilities.

The Company by making a distinction at the inception of the contracts, the Company segregated the results from derivatives related to its operating activities and those related to its financial assets and liabilities. Consequently, a gain of R$206.599 and R$24.446, respectively, were recorded in gross operating revenue and foreign currency exchange, net in 2007 (R$45,935 and R$38,625 in 2006 respectively).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

20.           Risk Management and Financial Instruments (Continued)

a) Exchange rate and interest rate risk (Continued)

The Company also as a form of mitigating interest rate risk enter into rate swaps (Dollar to Interbank Deposit Certificate – CDI). The amount of R$9,293 (R$15,726 in 2006 and R$100,098 in 2005) was recorded in interest expense

b) Credit risk

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

c) Grain purchase price

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the price of the commodities, although certain purchase contracts provide for the commodity pricing to be determined generally at dates up to one year after purchase of the grains. The Company has a grain committee, composed of the chief executive officer and financial and operational executives.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

20.           Risk Management and Financial Instruments (Continued)

d) Estimated market values

The Company used the following methods and assumptions in estimating the fair value disclosures of its financial instruments at December 31, 2007 and 2006:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investments in debt securities: The market values of investments in debt securities were calculated based on the market quotations of these securities when such information is not available, the fair value is based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risk, or based on the market quotations of these securities.

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

Foreign currency and interest rate swap contracts: The fair values of foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2007 and 2006 the notional amounts of the outstanding contracts were R$2,251,459 and R$1,554,843 and the measurement of these contracts at fair values resulted in a gain of R$59,249 and loss of R$22,535, respectively. The Company recognizes these contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlements on the contracts occur at times specified in each agreement. The Company does not intend to terminate any of these contracts prior to maturity.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

20.           Risk Management and Financial Instruments (Continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2007. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2007
	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	1,100,894	1,100,894
Available for sale securities	1,416,066	1,762,767
Accounts and notes receivable, net	834,349	834,349
Financial liabilities:
Short-term debt	1,102,567	1,102,567
Current portion of long-term debt	225,523	225,523
Suppliers	593,951	593,951
Long –term debt	2,688,115	2,697,642

21.    Supplementary Retirement Plan

The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attilio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) the retiree’s average salary during the last 12 months indexed to the date of retirement – until the limit of 80% of the last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$799,627 and R$686,175 at December 31, 2007 and 2006, respectively. The Company expects to contribute approximately R$2,105 to the plan during fiscal year 2007.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

21.           Supplementary Retirement Plan (Continued)

The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$66,229 and R$52,702, respectively, at December 31, 2007 and R$63,509 and R$57,244, respectively, at December 31, 2006.

Information regarding the plans follows:

	Pension benefits		Other benefits
	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	759,110	704,529	63,509	57,244
Net service cost	19,154	19,589	5,830	4,905
Interest cost	83,993	77,995	6,860	6,299
Participants contributions (service cost)	5,927	5,814	—	—
Actuarial (gain) loss	42,592	(13,066)	(13,876)	(3,558)
Benefits paid	(42,069)	(35,751)	(5,089)	(1,381)
Benefit obligation at end of year	868,707	759,110	57,234	63,509
Change in plan assets
Fair value of plan assets at beginning of year	1,128,000	1,035,000	—	—
Actual return on plan assets	377,325	120,185	—	—
Company contributions	2,105	2,115	—	—
Participant contributions	6,475	6,451	—	—
Benefits paid	(42,069)	(35,751)	—	—
Fair value of plan assets at end of year	1,471,836	1,128,000	—	—
Funded status
Funded status at end of year	368,890	95,027	(63,509)	(32,264)
SFAS 158 transition amount	—	273,863	—	(31,245)
Accumulated other comprehensive income	189,058	—	16,156	—
Net periodic pension cost	43,075	—	(14,970)	—
Company contributions	2,105	—	5,089	—
Net amount recognized	603,128	368,890	(57,234)	(63,509)

Amounts recognized in the statement of financial position
Prepaid pension plan	603,128	368,890	—	—
Accrued benefit liability	—	—	(57,234)	(63,509)
Net amount recognized	603,128	368,890	(57,234)	(63,509)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

21.           Supplementary Retirement Plan (Continued)

The following projected benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits

2007	38,227	6,603
2008	41,226	1,472
2009	45,166	2,017
2010	49,293	2,193
2011	53,854	5,237
2012 -2015	349,333	40,573

The pension plan weighted-average asset allocation at December 31, 2007 and 2006, by asset category, is as follows:

	2007	2006

Debt securities	57%	62%
Equity securities	34%	29%
Real estate	8%	8%
Others assets	1%	1%
	100%	100%

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

Part of equity securities at December 31, 2007, was entirely represented by 11,944,848 common shares and 12,688,198 preferred shares of the Company (24,998,558 common shares at December 31, 2006) with an aggregate fair value of R$271.456 at December 31, 2007. Dividends paid by the Company on shares held by the plan were R$7.538 for the year ended December 31, 2007 (R$4,391 in 2006).

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

21.           Supplementary Retirement Plan (Continued)

	2007	2006
Weighted-average assumptions
Discount rate	10.8%	11.3%
Expected return on plan assets	12.4%	12.4%
Rate of compensation increase	7.1%	7.1%

The Company uses a December 31 measurement date for its plans. In developing the expected rate of return on plan assets, the Company considered the actuarial assumptions recommended by its independent actuaries, which basically reflect expectations of future returns.

	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost
Service cost	19,154	19,589	13,018	5,830	4,905	4,912
Interest cost	83,993	77,995	64,139	6,860	6,299	6,495
Expected return on plan assets	(137,839)	(126,539)	(110,592)	—	—	—
Amortization of transition asset	(1,882)	(1,882)	(1,882)	—	—	—
Amortization of prior service cost	1,442	1,442	—	2,128	2,128	2,397
Recognized net actuarial gain	(7,943)	(8,211)	(8,238)	152	581	558
Net periodic pension cost (credit)	(43,075)	(37,606)	(43,555)	14,970	13,913	14,362

In September 2006, the FASB issued SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which became effective for the Company on December 31, 2006. This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of shareholders’ equity.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

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

22. Other operating income

During 2007, the Company obtained recognition of the final, favorable, unappealable decision on two processes filed against the State, questioning the charge of Funrural on its poultry production, between January 1983 and November 1988. The Company recognized the tax credit for the amount of R$26,545, which, net of the legal council fees, represented by gain of R$22,032.

On October 26, 2006, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income. This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the favorable decision of this proceeding, recognized in 2006 the tax credit in the amount of R$80,168, which, net of attorneys’ fees, represented a gain of R$75,654.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

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

The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil, which has been adjusted for US GAAP in the following presentation:

a) Segment information

	2007	2006	2005
Net operating revenue
Processed products	3,745,713	3,102,397	3,147,296
Poultry	3,774,731	2,872,845	3,199,246
Pork	624,117	494,571	732,710
Beef	334,995	309,353	—
Other	143,635	97,535	239,186
Adjustments for US GAAP presentation	130,885	(46,401)	(596)
Total net operating revenue	8,754,076	6,830,300	7,317,842

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2007	2006	2005
Depreciation expense
Processed products	(116,679)	(92,214)	(60,863)
Poultry	(131,053)	(100,080)	(80,336)
Pork	(21,358)	(15,223)	(16,853)
Beef	(14,059)	(11,660)	—
Other	(5,555)	(4,072)	(7,294)
Total depreciation expense allocated to Segments	(288,704)	(223,249)	(165,346)
Depreciation allocated to administrative expenses	(17,451)	(17,320)	(12,829)
Adjustments for US GAAP presentation	59,175	35,185	(4,088)
Total depreciation expense	(246,980)	(205,384)	(182,263)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

23.           Segment and Related Information (Continued)

a) Segment information (Continued)

	2007	2006	2005
Segment operating income
Processed products	362,257	194,494	273,684
Poultry	248,286	100,204	269,766
Pork	46,862	35,489	94,586
Beef	3,635	11,482	—
Other	8,690	2,087	2,798
Adjustments for US GAAP presentation	199,512	(41,533)	40,069
Total operating income	869,242	302,223	680,903
Interest expense	(332,378)	(310,442)	(324,231)
Interest income and other	241,735	282,904	248,203
Foreign currency exchange gain (loss), net	54,056	104,219	159,602
Adjustments for US GAAP presentation	139,884	9,812	(93,825)
Income before income taxes, equity income or loss of investees and minority interest	972,539	388,716	670,652

Segment assets
Processed products	713,064	715,248	624,619
Poultry	1,498,736	1,018,005	750,504
Pork	390,458	275,533	147,724
Beef	134,616	104,340	—
Other	283,912	220,312	143,359
Adjustments for US GAAP presentation	(123,378)	(178,458)	(142,897)
Total property, plant and equipment	2,897,408	2,154,980	1,523,309

Reconciling items - corporate assets
Cash and cash equivalents	2,369,309	2,550,602	2,663,689
Accounts and notes receivable, net	523,558	678,598	509,615
Inventories	1,168,936	1,084,454	992,490
Other corporate assets	1,098,791	929,259	690,825
Adjustments for US GAAP presentation	1,399,885	641,864	327,356
Total consolidated assets	9,457,887	8,039,757	6,707,284

Capital expenditures
Processed products	195,969	302,648	194,587
Poultry	614,660	367,581	372,761
Pork	136,417	143,032	26,982
Beef	44,442	7,786	—
Other	93,442	234,331	91,662
Adjustments for US GAAP presentation	(134,678)	(85,776)	56,365
Total segment capital expenditures	950,052	969,602	742,357

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

23.           Segment and Related Information (Continued)

b) Export sales by region/market

	2007	2006	2005

Europe	1,256,325	889,171	978,318
Middle East	986,240	787,838	1,047,615
Asia	691,273	533,295	635,907
South America	643,770	528,453	542,151
Emerging markets (mainly Russia and other former Soviet Union countries)	946,428	719,706	872,333
Adjustments for US GAAP presentation	111,955	(46,426)	(627)
	4,635,990	3,412,037	4,075,697

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 2006 and 2005

(In thousands of Reais - R$, unless otherwise indicated)

24. Supplemental Disclosures of Cash Flow Information

	2007	2006	2005

Income taxes paid	67.934	3,147	1,881
Interest paid (including exchange variation)	243.870	188,065	227,389

25. Supplemental Interest Expense and Interest Income and Other

	2007	2006	2005

Interest expenses
Interest and charges on real debt	(81,798)	(53,072)	(57,679)
Interest and charges on U.S. dollar debt	(175,359)	(192,994)	(185,269)
Other	(81,099)	(64,503)	(68,678)
	(338,256)	(310,569)	(311,626)

Interest income and other, net
Interest income on cash equivalents and investments in debt securities	186,491	204,086	218,685
Gain from the sales shares	165,682	—	—
Other	60,469	35.926	29,313
	412,642	240,012	247,998

The Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities shareholders’ meetings held on September 27, 2007 and October 26, 2007 authorized, respectively, the sale of 3,827,551 shares, from a total of 7,655,102 ordinary shares of Bovespa Holding S.A. and the sale of 5,168,674 shares of BM&F S.A., originated from the demutualization process and initial public offer for the secondary offer by these institutions.

The wholly owned subsidiary Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities recorded a gain from the sale of these shares, in the amount of R$165,682 (R$107,568 net of taxes and commission, in the amount of R$55,414 and R$2,700, respectively of which R$53,222 related to the sale of Bovespa’s shares and R$54,346 related to the BM&F’s shares), which was recorded as interest income on cash equivalents and investments in debt securities.

On December 31, 2007, the wholly owned subsidiary Concórdia S.A. Corretora de Valores Mobiliários Câmbio e Commodities had recorded as investments in stocks 3,827,551 shares of Bovespa at cost, in the amount of R$8,163 and 9,598,966 shares of BM&F at cost, in the amount of R$9,599, and the market value of those shares amounts respectively, R$127,955 and R$236,519.

26. Subsequent Events

a.    Pis Gain

On February 13, 2008, the Company obtained recognition of the final, favorable unappeable decision on the PIS proceeding contesting the constitutionality of Law 9718/98, which amended the PIS and Cofins calculation base, including operating and financial revenue. Based on the transit in rem judicatam of this proceeding the Company recognized in February 2008 the tax credit in the amount of R$14.628, which net of attorney’s fees in the amount R$878, represented a gain net of R$13,750.

b. Business Combinations

On February 14, 2008 the Company acquired 100% of the quotas from the capital in Avícola Industrial Buriti Alegre Ltda. – Goiaves, for the amount of R$53.868. Avícola Industrial Buriti Alegre Ltda. – Goiaves, is located in the municipal of Buriti Alegre, State of Goiás.

On January 18, 2008, the Company announced that it had signed a purchase and sale agreement, with the shareholders of Baumhardt Comércio e Participações Ltda. Baumhardt Comércio e Participações Ltda. (“Baumhardt”), is located in the municipal of Santa Cruz do Sul, State Rio Grande do Sul and the purchase and sale agreement involves the purchase of 73.93% of its shares. Baumhardt is the parent company of Excelsior Alimentos S.A., in which it holds 80.1% of the voting capital and 43.67% of the total capital. The purchase price will be defined after the results of the due diligence that will be performed.