Form 20-F
period 2008-12-31
SADIA S.A.
filed 2009-06-30
CIK 1130968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15184

SADIA S.A. (Exact Name of Registrant as Specified in its Charter)
N/A (Translation of Registrant's name into English)
Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)
Rua Fortunato Ferraz, 659 Vila Anastácio, São Paulo, SP 05093-901, Brazil (Address of Principal Executive Offices)

José Luis Magalhães Salazar,
Chief Financial Officer, Administrative,
Investor Relations and Information Technology Officer
Tel. +5511-2113-3897, Fax +5511-2113-3710
Rua Fortunato Ferraz, 659 Vila Anastácio, São Paulo, SP 05093-901, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Preferred Shares, no par value per share, each represented by American Depositary Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of outstanding shares of each class of stock of SADIA S.A. as of December 31, 2008, was:

257,000,000 Common Shares, without par value per share
426,000,000 Preferred Shares, without par value per share

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

ii

GENERAL

        Unless otherwise indicated, all references contained herein, to the "Company", to "we," to "Sadia", or to "Sadia Group" are references to Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil, or "Brazil," and its consolidated subsidiaries: Sadia International Ltd.; Big Foods Ind. de Produtos Alimentícios Ltda.; Sadia GmbH; Rezende Marketing e Comunicação Ltda., Sadia Overseas Ltd., Excelsior Alimentos S.A., K&S Alimentos S.A., Sadia Industrial Ltda. (formerly Rezende Óleo Ltda.), Baumhardt Comércio e Participações Ltda. and Concórdia Holding Financeira S.A.

Presentation of Certain Financial Information

        References to "preferred shares" and "common shares" refer to the Company's authorized and outstanding preferred shares and common shares, designated as "ações preferenciais" and "ações ordinárias", respectively, each without par value. All references in this document to the "real," "reais" or "R$" are to the Brazilian real, the official currency of Brazil. All references to "U.S. dollars", "dollar", "dollars" or "US$" refer to United States dollars. All references to "km" are to kilometers, and all references to "tons" are to metric tons. All references in this document to prices of products sold by weight are to prices in reais per kilogram (kg). References to the processed products are to processed food products and vice versa.

Forward-Looking Statements

        This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Those statements appear in a number of places and include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to (i) the implementation of the principal operating strategies of the Company, including integration of current acquisitions as well as the conclusion of acquisition or joint venture transactions or other investment opportunities that may occur in the future, (ii) general economic, political and business conditions in our company's markets, both in Brazil and abroad, (iii) the cyclicality and volatility of raw materials and selling prices, (iv) health risks related to the food industry, (v) the risk of outbreak of animal diseases, in particular avian influenza and swine flu, (vi) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vii) strong international and domestic competition, (viii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (ix) the declaration or payment of dividends, (x) the direction and future operation of the Company, (xi) the implementation of the Company's financing strategy and capital expenditure plans, (xii) the factors or trends affecting the Company's financial condition or results of operations and (xiii) other factors identified or discussed under "Item 3. Key Information—D. Risk Factors." Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. The accompanying information contained in this Annual Report, including without limitation the other information set forth under the heading "Item 5. Operating and Financial Review and Prospects," identifies important factors that could cause such differences.

        We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

U.S. GAAP Presentation

        The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by reference to, the United States generally accepted accounting principles, or "U.S. GAAP," financial statements of the Company and "Item 5. "Operating and Financial Review and Prospects" appearing elsewhere herein. The selected consolidated financial data of the Company as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the Company's audited U.S. GAAP financial statements. U.S. GAAP differs in significant respects from accounting practices adopted in Brazil, or "Brazilian GAAP". Brazilian GAAP is based on: Brazilian Law No. 6,404, dated December 15, 1976, as amended, or "Brazilian Corporations Law," the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or "CVM") and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil).

SADIA S.A.
SELECTED FINANCIAL DATA
As of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004
(In millions of reais—R$, except for certain numbers of shares and dividend per share/per ADS amounts)

	2008	2007	2006	2005	2004
Gross operating revenue	12,191.9	9,955.9	7,894.1	8,327.4	7,117.3
Value-added tax on sales	(1,309.0)	(1,092.1)	(939.7)	(914.2)	(880.0)
Sales deductions	(154.3)	(109.6)	(124.1)	(95.3)	(128.1)

Net operating revenue	10,728.6	8,754.2	6,830.3	7,317.8	6,109.2
Cost of goods sold	(8,060.4)	(6,325.5)	(5,212.6)	(5,324.4)	(4,292.7)

Gross profit	2,668.2	2,428.7	1,617.7	1,993.5	1,816.6
Operating expenses:
Selling	(1,700.1)	(1,477.7)	(1,303.0)	(1,245.9)	(1,144.5)
General and administrative	(186.0)	(99.7)	(96.5)	(81.0)	(52.5)
Other operating income (expenses), net	4.2	18.0	84.0	14.3	15.4

Total operating expenses	(1,881.9)	(1,559.4)	(1,315.5)	(1,312.6)	(1,181.5)

Operating income	786.3	869.3	302.2	680.9	635.0
Interest expense	(1,049.6)	(338.3)	(310.6)	(311.6)	(336.8)
Interest income and other	188.8	412.6	240.0	248.0	249.8
Foreign currency exchange gain (loss), net	(3,147.0)	28.9	157.0	53.4	39.1

Income before income taxes, equity income of investees and minority interest	(3,221.5)	972.6	388.7	670.7	587.1

	2008	2007	2006	2005	2004
Income tax benefit (expense)
Current benefit (expense)	(26.5)	(76.6)	(11.0)	(52.0)	(33.0)
Deferred tax benefit (expense)	728.3	(55.0)	(18.1)	(16.4)	(63.1)

Total income tax	701.8	(131.6)	(29.1)	(68.4)	(96.1)
Income before equity income of investees and minority interest	(2,519.7)	840.9	359.6	602.2	491.0
Equity income (loss) of investees	(2.9)	—	(0.2)	1.2	(1.4)
Minority interest	10.3	1.0	1.1	(0.2)	(0.1)
Income (loss) before cumulative effect of accounting change	—	—	360.6	603.3	489.5
Cumulative effect of accounting change, net of tax	—	—	—	—	—

Net income (loss)	(2,512.3)	841.9	360.6	603.3	489.5

Basic earnings per thousand shares in R$(1):
Preferred	(2,984.55)	1,247.54	531.18	885.08	742.42
Common	(4,964.43)	1,247.54	531.18	885.08	674.93
Weighted average number of shares outstanding:
Preferred	418,195,712	417,908,212	421,785,712	424,595,712	425,695,712
Common	254,650,000	257,000,000	257,000,000	257,000,000	257,000,000
Diluted earnings per thousand share in R$(2):
Preferred	(2,984.55)	1,239.11	529.79	884.38	742.42
Common	(4,964.43)	1,239.11	529.79	884.38	674.93
Basic earnings per thousand ADSs in US$(3)
Preferred	(3,831.26)	7,043.07	2,484.47	3,781.26	2,796.94
Diluted earnings per thousand ADSs in US$(4):
Preferred	(3,831.26)	6,995.48	2,477.97	3,778.27	2,796.94
Dividends paid per thousand shares in R$(5):
Preferred	363.32	189.61	287.12	231.96	234.68
Common	363.32	189.61	287.12	210.87	213.34
Dividends paid per thousand shares in US$(6):
Preferred	208.35	167.49	83.06	137.12	82.4
Common	208.35	167.49	83.06	133.83	74.91
Dividends paid per 100 ADSs in US$(7)	62.51	50.24	24.91	41.14	24.72
Weighted average shares and diluted potential number of shares
Preferred	418,195,712	422,501,871	423,568,114	425,137,363	425,695,712
Common	254,650,000	257,000,000	257,000,000	257,000,000	257,000,000
Balance Sheet Data:
Total current assets	7,906,894	5,037,322	4,929,689	4,588,176	3,944,802
Total assets	14,281,751	9,457,887	8,039,757	6,707,284	5,830,973
Total current liabilities	8,820,453	2,653,285	2,493,279	2,625,812	2,766,719
Total liabilities	13,535,153	5,924,923	5,447,114	4,479,167	3,992,609
Total shareholders' equity	746,598	3,532,964	2,592,643	2,228,117	1,838,364

(1)
Basic earnings per one thousand preferred and common shares is calculated by dividing net income (loss) deemed available for each class of shares by the sum of the weighted average number of preferred and common shares outstanding during the period. The calculation has been made as if the net income (loss) for each year would be fully distributed (absorbed). In 2008, net losses per share have been allocated equally between common and preferred shares to the point where total shareholders' equity is reduced to the liquidation preference amount and thereafter any remaining losses are allocated fully to common shares.

(2)
Diluted earnings per one thousand preferred and common shares is calculated by dividing net income (loss) deemed available for each class of shares by the sum of the weighted average number of common and preferred shares outstanding, adjusted for the dilutive effect derived from the stock option plan. The calculation has been made as if the net income (loss) for each year would be fully distributed (absorbed). In 2008, net losses per share have been allocated equally between common and preferred shares to the point where total shareholders' equity is reduced to the liquidation preference amount and thereafter any remaining losses are allocated fully to common shares.

(3)
U.S. dollar amounts determined based on foreign exchange rate of R$2.3370 per U.S.$1.00, as of December 31, 2008.

(4)
U.S. dollar amounts determined based on foreign exchange rate of R$2.3370 per U.S.$1.00, as of December 31, 2008.

(5)
Refers to the sum of the dividends in reais paid for the respective year divided by the number of common or preferred shares, multiplied by 1,000.

(6)
Refers to the sum of the dividends in reais paid for the respective year converted U.S. dollars based on foreign exchange rate of R$2.3370 per U.S.$1.00, as of December 31, 2008, divided by the number of common or preferred shares and multiplied by 1,000.

(7)
Based on dividends paid per thousand shares in U.S. dollars, adjusted to reflect the ratio of one ADS per three preferred shares. For comparative purposes only, amounts for 2007, 2006, 2005 and 2004 are presented as if the ratio for such years were one ADS per three preferred shares although the ratio at the time was one ADS per ten preferred shares.

Exchange Rates

        Until March 4, 2005, there were two legal foreign exchange markets in Brazil: the commercial rate exchange market, or the "Commercial Market," and the floating rate exchange market, or the "Floating Market." The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Brazilian Central Bank ("Banco Central do Brasil, or "Central Bank"). The Floating Market rate generally applied to specific transactions for which the Brazilian Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Brazilian Central Bank on a daily basis.

        On March 4, 2005, the Brazilian Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including the unification of the foreign exchange markets into a single exchange market. Additionally, on March 9, 2005, the Brazilian Central Bank issued Circular No. 3,280 containing the regulations for the foreign exchange market and for international investments, which governs the Brazilian foreign exchange market, Brazilian investments abroad and foreign investment in Brazil.

        Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. In 2005, 2006 and 2007, however, on average the real appreciated in relation to the U.S. dollar 20.2%, 11.8% and 17.2%, respectively. In 2008, the real depreciated against the U.S. dollar by 31.9%. Although the Brazilian Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market has continued to be volatile in 2009 and may continue to be volatile in the future. The real may substantially decline or appreciate in value in relation to the U.S. dollar in the future and there can be no guarantees as to whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.

        The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the "Average" column represents the average of the daily exchange rates during the periods presented. The numbers in the "Period End" column are the quotes for the exchange rate as of the last business day of the period in question.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370

	Reais per U.S. Dollar
Month	High	Low
December 2008	2.5004	2.3370
January 2009	2.3803	2.1889
February 2009	2.3916	2.2446
March 2009	2.4218	2.2375
April 2009	2.2899	2.1699
May 2009	2.1476	1.9730

    Source: Brazilian Central Bank/Bloomberg

B. Capitalization and Indebtedness

        Not applicable

C. Reasons for the Offer and Use of Proceeds

        Not applicable

D. Risk Factors

        This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones faced by the Company. Additional risks that the Company does not presently consider material, or of which it is not currently aware, may also affect it. The Company's business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the market price of its preferred shares and American Depositary Shares, or "ADSs," evidenced by American Depositary Receipts, or "ADRs," could decline.

Risks Relating to the Company's Business and Industry

The global economic crisis is adversely affecting the Company's business and financial performance.

        The Company's business has been materially affected by the global economic crisis in 2008 and 2009, which has increased volatility in its markets and contributed to the net losses we recorded in the second half of 2008 and the first quarter of 2009. The Company has been affected in a number of ways, including the following:

  •
  Increases in prices for its commodity raw materials, such as corn and soybeans, through the first three quarters of 2008, which the Company could not fully pass on through selling prices as the global economic crisis affected demand, forced the Company to decrease selling prices, particularly with respect to its export markets in dollar terms, increasing the challenge of managing its cost of sales.

  •
  Negative macroeconomic trends in the Company's domestic market starting in the fourth quarter of 2008 as the global economic crisis began to affect the Brazilian economy and domestic consumer confidence.

  •
  The Company announced a 20% cut in animal protein production for export for the first quarter of 2009 due to weak demand in its export markets. Temporary shutdowns of production of some facilities have adversely affected the Company's margins.

  •
  The Brazilian real depreciated 22% against the U.S. dollar in the fourth quarter of 2008 compared to the third quarter of 2008, reflecting uncertainty regarding the effect of the global economic crisis. This devaluation in the real contributed to a net loss from derivative financial instruments of approximately R$2,365.5 million (U.S.$1,012.3 million). See "Item 3. Key Information—D. Risk Factors—Risks Relating to Sadia S.A.—Our use of derivative financial instruments may negatively affect our operations especially in a volatile and uncertain market."

  •
  Partly as a result of the above-mentioned transactions, we were required to increase our total debt to R$8,844.3 million as of December 31, 2008, including R$4,459.6 million of short-term debt, compared to R$4,016.2 million as of December 31, 2007. The incurrence of this short-term debt contributed to a working capital deficit of R$913.6 million as of December 31, 2008.

        The factors above and other factors described below and in "Item 5. Operating and Financial Review and Prospects," caused us to record a net loss of R$2,512.3 million for the year 2008. Although the Company seeks to manage its selling prices and production costs, volumes, inventories and working capital through the global economic crisis, it cannot predict when demand will return to historical levels or whether the global economic crisis will have any long-term effects on consumer confidence, selling prices and production costs, demand for particular types of products, volatility of raw material prices or the equilibrium between the Company's domestic and export markets. These factors may therefore continue to adversely affect the Company's business, results of operations and the market price of its preferred shares and ADSs.

Sadia's results of operations are subject to cyclicality and volatility affecting both raw material prices and the Company's selling prices.

        Sadia's business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle and other raw materials, as well as the selling prices of its poultry, pork and beef products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, even in the absence of a global economic crisis, and other factors over which the Company has little or no control. These other factors include, among others, fluctuations in local and global poultry, hog and cattle production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. The food industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. The Company is not able to mitigate these risks by entering into long-term contracts with its customers and most of its suppliers because such contracts are not customary in its industry. Sadia's financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. The Company may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of its products, and its overall financial performance may be adversely affected.

        The events of 2008, which were exacerbated by the global economic crisis, illustrate the susceptibility of the Company's business to cyclical market forces. The largest single component of the Company's cost of sales is the cost of grains used in the preparation of feed. In 2008, the average corn price on the Chicago Board of Trade, or "CBOT," was 42.2% higher than the average price in 2007. Soybean prices increased by 40.5% in 2008. The Company is not able to immediately reflect significant variations of raw material prices in its selling prices and, as a result, its financial performance may be adversely affected.

Health risks related to the food industry could adversely affect the Company's ability to sell its products.

        The Company is subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of the Company's products and therefore could have a significant impact on its operations.

        The Company's sales are dependent on consumer preferences and any actual or perceived health risks associated with the Company's products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of its products, reducing the level of consumption of those products. Even if Sadia's own products are not affected by contamination, its industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for Sadia's products in the affected category.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on the Company's results of operations and financial condition.

        The Company's operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, which require the Company to maintain animal health and disease control. Sadia could be required to destroy animals or suspend the sale of some of its products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as (i) in the case of poultry, avian influenza (discussed below) and Newcastle disease, (ii) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever, "blue ear" disease and A(H1N1) influenza (discussed below) and (iii) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as "mad cow disease." Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the states of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on hogs owned by Sadia, the availability of livestock for purchase, consumer perception of certain protein products or Sadia's ability to access certain markets, which would adversely impact the results of operations and financial condition of the Company. In addition, although Brazilian cattle are generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

        Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for the Company's products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of the Company's products, relating to some or all of the regions in which it operates. For example, due to foot-and-mouth disease cases affecting cattle in the States of

Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul in December 2007. Any future outbreaks of animal diseases could have a material adverse effect on the Company's results of operations and financial condition.

Sadia's pork business in its Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called "swine flu."

        In 2009, A(H1N1) influenza, also called "swine flu," spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as "A/CALIFORNIA/04/2009," which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the World Health Organization, or "WHO," there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.

        More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico. On June 11, 2009, the WHO declared a flu alert level six, signaling a "global pandemic." Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

        To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy Sadia's hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of Sadia's hogs would result in decreased sales, prevent recovery of costs incurred in raising or purchasing such hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A(H1N1) influenza in Brazil could lead to restrictions on the export of some of the Company's products to key export markets.

        Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect the Company's net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on the Company.

The Company's poultry business in Brazilian and export markets could be negatively affected by avian influenza.

        Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

        From January 1, 2003 to December 31, 2008, there have been over 424 confirmed human cases of avian influenza and over 261 deaths, according to the WHO, with an increased number of deaths each year since 2003. Various countries in Asia, the Middle East and Africa reported human cases in 2006, 2007 and 2008, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2008, 44 cases were reported worldwide, with 33 deaths, according to the WHO.

        To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of the Company's poultry flocks, which would result in decreased sales of poultry by the Company, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of the Company's products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

        Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in the Company's key export markets or in Brazil, and a significant outbreak would negatively affect the Company's net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in the Company's export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material adverse effect on the Company.

More stringent trade barriers in key export markets may negatively affect the Company's results of operations.

        Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect the Company's exports. Ukraine also restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. More recently, in March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. If the Ukrainian authorities decide to apply anti-dumping measures, these actions could affect the Company's exports to this country.

        The European Union charges protective tariffs designed to mitigate the effects of Brazil's lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that affects sales of fresh premium cuts and some frozen hindquarter cuts. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of the Company's products. In addition, local producers in a specific market sometimes exert political pressure on their governments to prevent foreign producers from exporting to their market.

        Any of the above restrictions could substantially affect the Company's export volumes and, consequently, its export sales and financial performance. If new trade barriers arise in the Company's key export markets, it may face difficulties in reallocating its products to other markets on favorable terms, and the Company's business, financial condition and results of operations might be adversely affected.

Competition from Brazilian and foreign producers could adversely affect the Company's financial performance.

        The Company faces strong competition from other Brazilian producers in the domestic markets, which can be split into in natura (whole poultry and poultry and pork cuts) and processed products (hams, sausages, frozen food) markets. The Brazilian in natura market is highly fragmented, and the Company faces competition from small producers, which have very aggressive pricing strategies. Small regional players may affect locally the Company's performance because of lower-range distribution (lower costs) and international and strong national players are expected to increase their presence in the future. In our export markets, the Company competes with other major vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers. To varying degrees, Sadia's competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, Sadia's poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if the Company remains a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of its customers in key export markets have begun to do. The Company expects to continue to face strong competition in all of its markets and anticipates that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure to respond to product, pricing and other moves by competitors may negatively affect Sadia's financial performance.

Increased regulation of food safety could increase costs and adversely affect the Company's results of operations.

        The Company's manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require the Company to make additional investments or incur other costs to meet the necessary specifications for its products.

        Sadia's products are often inspected by foreign food safety officials, and any failure to pass those inspections could result in the Company being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to its customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on the Company's business and results of operations.

The Company's export sales are subject to a broad range of risks associated with international operations.

        Export sales account for a significant portion of the Company's gross revenues, representing 46.6% of our total net sales in 2007 and 45.8% in 2008. Sadia's major export markets include the European Union, the Middle East (particularly Saudi Arabia), and the Far East (particularly Japan and Russia), where it is subject to many of the same risks described below in relation to Brazil. The Company's future financial performance will depend, to a significant extent, on economic, political and social conditions in its main export markets. Sadia's future ability to conduct business in export markets could be adversely affected by factors beyond its control, such as the following:

  •
  exchange rate fluctuations;

  •
  deterioration in economic conditions;

  •
  imposition of increased tariffs, anti-dumping duties or other trade barriers;

  •
  strikes or other events affecting ports and other transport facilities;

  •
  compliance with differing foreign legal and regulatory regimes; and

  •
  sabotage affecting its products.

        The market dynamics of the Company's important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect the Company's export volumes, selling prices and results of operations.

The Company's export sales are highly dependent on conditions at a small number of ports in southern Brazil.

        The Company ships 65.7% of its exports through the ports of Paranaguá and Antonina in the state of Paraná, 21.0% through the ports of São Francisco do Sul, Itajaí and Navegantes in the State of Santa Catarina and 12.0% through the ports of Santos, in the State of São Paulo, Rio de Janeiro, in the state of Rio de Janeiro, and Rio Grande, in the state of Rio Grande do Sul.

        The Company has been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which it exports its products. For example, in 2005 and in the third quarter of 2007 Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect the Company's business and its results of operations.

        In the fourth quarter of 2008, flooding at the ports of Itajaí and Navegantes damaged port infrastructure and required Sadia to divert part of its exports in the region of Santa Catarina to three other ports: Rio Grande, in the state of Rio Grande do Sul, Paranaguá, in the state of Paraná and São Francisco in the state of Santa Catarina. Sadia had to postpone shipment of 8,000 tons and increased its freight costs to transfer cargo from Itajaí to other ports, adversely affecting its export revenues for the fourth quarter of 2008.

Environmental laws and regulations require increasing expenditures for compliance.

        The Company, like other Brazilian food producers, is subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of wastes, discharges of pollutants into the air, water and soil, and the clean-up of contamination. A failure to comply with these laws and regulations, to obtain required authorizations or licenses, or to prevent activities or accidents resulting in environmental contamination could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and a requirement to mitigate or compensate for environmental damage. We cannot operate a plant if the required permit is not valid and current. In the event of violations of, or liability arising under, environmental law, we could incur significant unanticipated costs that could have a material impact on our business, cash flow, or results of operations.

        The Company has incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of new or more stringent regulatory measures or other developments, the amount and timing of future expenditures required to maintain compliance could increase from current or anticipated levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in significantly increased costs and expenses.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

        We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third-parties. See "Item 4. Information on the Company—B. Business Overview—Production Process." If it were to become necessary to revisit this contractual structure, we would incur additional operating expenses. Even in cases in which we have recorded reserves on our balance sheet to cover potential losses, any obligation to pay amounts in these proceedings would have an effect on our cash position. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

Risks Relating to the Proposed Perdigão Transaction

Our proposed business combination with Perdigão S.A., or "Perdigão," is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

        On May 19, 2009, the Company signed a merger agreement with Perdigão that contemplates a business combination between Sadia and Perdigão. In the business combination, Perdigão is to be renamed BRF—Brasil Foods S.A., or "BRF," and Sadia is expected to become a wholly owned subsidiary of BRF. Holders of common shares and preferred shares of Sadia are expected to receive common shares of Perdigão, and the holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of Perdigão. The transaction is described in more detail under "Item 4. Information on the Company—A. History and Development of the Company—Proposed Business Combination with Perdigão."

        In accordance with Brazilian law, Perdigão and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or "CADE") on June 8, 2009. After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury, or "SEAE") and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice, or "SDE"), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which Perdigão and Sadia compete or whether they would negatively affect consumers. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. However, the CADE may ask the parties to sign, and the parties have initiated negotiations with the CADE in connection with, an agreement (an Acordo de Preservação da Reversibilidade da Operação, or "Reversibility Agreement") that requires the parties to keep parts of their businesses separate until a final decision is rendered. If the business combination is approved, it will be retroactive to the date on which the transaction closed; however, if the business combination is not approved, it will be unwound retroactively to the closing date. As a condition to approving the transaction, the Brazilian antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities. Any such conditions could materially adversely affect the Company's financial performance and prospects.

        Combined, Sadia and Perdigão export to more than 100 countries, and the business combination is subject to approval by foreign antitrust authorities. The European Union requires that the transaction be approved before it can be consummated. Like the Brazilian authorities, those antitrust authorities could impose significant conditions to their approvals, affecting the Company's operations in those regions, particularly in regions in which the Company has a significant market share. Any such conditions could materially adversely affect the Company's export revenues and growth strategy.

The proposed business combination with Perdigão is subject to approvals (in addition to antitrust approvals) as well as other uncertainties.

        The proposed business combination with Perdigão is subject to a number of conditions, in addition to the European antitrust approval described in the preceding risk factor, including the following:

  •
  the approval by the shareholders of Perdigão of a series of corporate actions, including (1) the change in Perdigão's name, (2) the change in the location of BRF's headquarters to Itajaí in the state of Santa Catarina, (3) changes in the composition of BRF's board of directors, (4) the increase in BRF's share capital necessary for the issuance of shares in connection with the business combination and related equity financing, and (5) the merger of shares (incorporação de ações) by which a holding company that will hold a controlling interest in Sadia will become a subsidiary of BRF; and

  •
  the approval by the shareholders of Sadia of a number of actions, including (1) the disposition of Concórdia Holding Financeira S.A. (Sadia's banking and brokerage subsidiary), which will not be included in the combined company and (2) changes to the composition of Sadia's board of directors.

        If the companies are unable to obtain the necessary approvals, the proposed business combination with Perdigão would not be consummated, and we would not be able to realize its expected benefits.

If we complete the business combination with Perdigão, we may not realize the expected benefits of the transaction, in the time frame anticipated or at all, because of integration or other challenges.

        Achieving the expected benefits of the proposed business combination with Perdigão will depend on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of Perdigão and Sadia. This integration may not be completed as quickly as expected, and any failure to effectively integrate the two companies or any delay in that integration could increase Sadia's costs, adversely affect its margins, adversely affect its financial condition or have other negative consequences. The challenges involved in the integration include, among others, the following:

  •
  devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of Perdigão's and Sadia's marketing and brands in each of those markets and across their many product lines;

  •
  integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in Perdigão's and Sadia's export markets;

  •
  integrating the extensive production facilities of Perdigão and Sadia in several Brazilian states;

  •
  the potential loss of key customers of Perdigão or Sadia, or both;

  •
  the potential loss of key officers of Perdigão or Sadia, or both;

  •
  distraction of management from the ongoing operations of the Company;

  •
  aligning the standards, processes, procedures and controls of Perdigão and Sadia in the operations of the combined companies; and

  •
  increasing the scope, geographic diversity and complexity of our operations.

        The proposed business combination with Perdigão is significantly larger than any transaction that either Sadia or Perdigão has undertaken in the past, and any combination of the challenges described above could adversely affect Sadia's results of operations and prospects and the market price of the common shares or ADSs of the combined company.

The consummation of the transactions contemplated by the proposed business combination with Perdigão might result in an event of default, a termination event or a breach of certain covenants under certain instruments governing a portion of the Company's indebtedness.

        Pursuant to the terms and conditions of certain instruments governing a portion of the Company's indebtedness in the aggregate amount of at least R$4.9 billion as of May 31, 2009, including certain derivative financial instruments, the consummation of the transactions contemplated by the proposed business combination with Perdigão may result in an event of default, a termination event or a breach of one or more covenants, as applicable. In particular, the consummation of the transactions contemplated by the proposed business combination with Perdigão will result in a change of control of Sadia S.A. As a result, following the announcement of the proposed business combination with Perdigão the Company has engaged in discussions with its lenders and counterparties under those debt instruments that provide for such change of control as an event of default or termination event in order to seek and to receive from such lenders and counterparties the necessary waivers or consents in accordance with the terms of the applicable debt instruments. Although it is not a condition to the consummation of the business combination, both Sadia and Perdigão have agreed to use their best efforts to obtain any necessary waivers and consents from financial institutions under any contracts that contain covenants or events of default that would be triggered by the business combination. Alternatively, if and to the extent permitted under the applicable debt instruments, the Company may decide to pre-pay all or a portion of such indebtedness. In accordance with the terms of the applicable debt instruments, the Company may be required to pay a premium or a penalty to its lenders or counterparties in order to receive their waiver or consent or to pre-pay the indebtedness outstanding under such debt instruments. The Company can give no assurances as to whether any of its lenders and/or counterparties under the applicable debt instruments will agree to grant its waiver or consent or that the Company will otherwise be able to pre-pay the indebtedness outstanding under such debt instruments. If Sadia or Perdigão are unable to obtain consents under any of this indebtedness, the Company may find it necessary to refinance that indebtedness, which could significantly increase the costs of the business combination.

Risks Relating to Sadia S.A.

Planned capital expenditures may not occur.

        In the beginning of 2009, R$609 million of capital expenditures were planned for the year for finishing projects started in the previous years, as well as for improvements to plants and breeders. As a result of the proposed business combination with Perdigão, such plans are subject to change and such expenditures may not be carried out (for more information on the proposed business combination with Perdigão, see "Item 4. Information on the Company—A. History and Development of the Company—Proposed Business Combination with Perdigão").

If the Company loses any of its largest clients, or if they significantly reduce the volumes they purchase from the Company, its revenue and operating income could be materially adversely affected.

        The Company's ten largest customers in 2008 accounted for approximately 23.9% of its total domestic sales, and its ten largest international customers in 2008 accounted for approximately 43% of its total export sales, the largest of such clients accounting for 7.2% and 11.9% of total domestic and total export sales, respectively. While the Company has been developing new client-oriented policies to reduce the concentration of revenues, if it loses any of its ten largest customers or if these customers reduce significantly the volumes purchased from the Company, the Company's revenues and operating income could be materially adversely affected.

Our use of derivative financial instruments may negatively affect our operations, especially in a volatile and uncertain market.

        We have used, and we expect to continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. For the year ended December 31, 2008, we had a net loss of approximately R$2,365.8 million (U.S.$1,012.3 million) from financial instruments as compared to a net gain of R$191.6 million (U.S.$108.2 million) in 2007. These losses resulted from a variety of factors (some of which are further described in "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil Litigation"), including losses related to changes in the fair value of cross currency swaps and other currency derivatives attributable to the variation of the U.S. dollar against the Brazilian real and certain activities of the former finance officer. To the extent that any of these factors persist in 2009, we may continue to incur net losses from our derivative financial instruments.

        Furthermore, the fair value of derivative instruments fluctuates over time as a result of the effects of future interest rates, exchange rates and financial market volatility. These values must be analyzed in relation to the fair values of the underlying transactions and as part of our overall exposure to fluctuations in interest rates and foreign exchange rates. Since valuation is imprecise and variable, it is difficult to accurately predict the magnitude of the risk posed by our use of derivative financial instruments going forward and to state with certainty that we will not be negatively affected by our derivative financial positions.

        Companies experienced a period of greater volatility in the global financial and securities markets as part of the worsening of the financial institutions' crisis which started in 2007. The financial crisis significantly and negatively affected the valuation of our derivative instruments portfolio, primarily the valuation of foreign exchange options and currency derivatives related to debt. As a result of increased volatility and devaluation of the real against the U.S. dollar, there were significant changes in the fair value of our derivative instruments portfolio, which triggered the need to make deposits in margin accounts with the counterparties and to incur additional indebtedness to make margin deposits or to settle some of these derivative transactions, negatively affecting our liquidity.

Fluctuations in exchange rates between the Brazilian real and other currencies result in foreign exchange gains and losses under derivative contracts we have entered into.

        The current financial crisis, which has continued into 2009, could also negatively affect our derivative financial instruments by weakening the creditworthiness and viability of the financial institutions which act as the counterparties to our derivative transactions. Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on our cash flow and financial condition. The current economic environment could cause our counterparties to breach their obligations to us under our contracts with them by failing to pay us amounts that may become due under our derivative contracts or to seek bankruptcy protection. The instability and uncertainty in the financial markets has also made it difficult to assess the risk of counterparties to derivatives contracts. Any of the foregoing could adversely impact our business, financial condition and results of operations.

        Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. In certain scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. Some of our derivatives contracts have clauses that reduce the threshold amounts after certain pre-defined credit downgrades by the credit agencies. The change in mark-to-market of some of our derivative financial instruments is reflected in our income statement introducing volatility in our interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us.

The Company is subject to litigation, and the outcome of proceedings it is or may become involved in could have a material adverse effect on its business, operations, financial position, profitability or cash flow.

        The Company's businesses is subject to regulation under a wide variety of Brazilian, U.S. federal, state and foreign laws, regulations and policies. We are subject to a variety of legal proceedings and legal compliance risks. We and our subsidiaries, our businesses and the industries in which we operate are at times being reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. We are party to a wide range of agreements, contracts and joint ventures with other companies, which could potentially result in litigation, if the parties cannot find a common understanding on certain issues that are in dispute.

        In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation and certain activities of the former finance officer, it had sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to address margin calls related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, the Company, as well as certain individuals who were officers and/or directors of the Company during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that the Company incurred with respect to exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit. Please see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil litigation" for information on these proceedings.

        In addition, on May 15, 2009, Sadia received a letter from the CVM informing Sadia that the CVM had initiated a preliminary analysis of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified which laws or regulations have been violated, or whether any violations have occurred at all.

        It is not possible to predict whether additional suits will be filed or what the outcome of any such litigation will be. The Company intends to contest the current lawsuits vigorously. However, it is possible that there could be unfavorable outcomes in these or other proceedings. At the current stage of the proceedings it is not possible to determine the probability of loss and/or the amounts involved in any potential loss and the expenses that will be incurred in defending these lawsuits.

        Adverse results in any such proceedings and/or the incurrence of significant litigation expenses could be material to the Company's business, operations, financial position, profitability or cash flows.

Sadia is subject to significant tax and other potential liabilities in connection with litigation in Brazil.

        Sadia has significant tax and other potential liabilities in connection with litigation in Brazil. As of December 31, 2008 these included (1) tax proceedings in the aggregate amount of R$1,818.5 million (of which Sadia had recorded provisions for probable losses of R$50.9 million (R$22.6 million of income and social contribution payables and R$28.3 million of other tax proceedings)), (2) civil proceedings in the aggregate amount of R$116.6 million (of which Sadia had recorded provisions for probable losses of R$10.2 million) and (3) labor claims in the aggregate amount of R$67.6 million (of which Sadia had recorded provisions for probable losses of R$28.1 million). The difference between the amounts recorded as provisions for probable losses in each of these categories and the total amounts represent liabilities that Sadia's management has judged to be possible or remote, and Sadia therefore did not record any provision in its financial statements for these contingencies. The losses to Sadia could, therefore, be significantly higher than the amounts for which Sadia has recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against Sadia would have an effect on Sadia's cash flow if it is required to pay those amounts. The Company may, therefore, incur significant losses and expenses defending these lawsuits, which could materially adverse its results of operations and financial condition.

The Company's level of debt could impair its business and financial condition.

        Sadia currently has a substantial amount of debt and may also incur more debt in the future. As of December 31, 2008, the Company had R$8,844.3 million (U.S.$3,784.5 million) of total debt, of which approximately 42.2% (R$3,729.6 million (U.S.$1,595.9 million)) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million (U.S.$2,188.6 million)) was denominated in foreign currency (primarily U.S. dollars). In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. If the transactions contemplated by the proposed business combination with Perdigão are not consummated, Sadia's significant level of debt could have important consequences for the Company, including:

  •
  requiring that a substantial portion of its cash flows from operations be used for the payment of principal and interest on its debt, reducing the funds available to the Company for its operations or other capital needs;

  •
  limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates because the Company's available cash flow after paying principal and interest on its debt may not be sufficient to make the capital and other expenditures necessary to address these changes;

  •
  increasing its vulnerability to general adverse economic and industry conditions because, during periods in which the Company experiences lower earnings and cash flow, it will be required to devote a proportionally greater amount of its cash flow to paying principal and interest on its debt;

  •
  limiting its ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  making it difficult for the Company to refinance its indebtedness or to refinance such indebtedness on terms favorable to it, including with respect to existing accounts receivable securitizations;

  •
  restricting, directly or indirectly, its ability to take advantage of opportunities that would permit the Company to acquire other businesses;

  •
  placing it at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

  •
  exposing its current and future borrowings made at floating interest rates to increases in interest rates.

The terms of the Company's indebtedness impose significant operating and financial restrictions, which may prevent it from capitalizing on business opportunities and may impede its ability to refinance its debt and the debt of its subsidiaries.

        The instruments governing the Company's consolidated indebtedness impose significant operating and financial restrictions on it. These restrictions may limit, directly or indirectly, its ability, among other things, to undertake the following actions:

  •
  borrow money;

  •
  make investments;

  •
  sell assets, including capital stock of subsidiaries;

  •
  guarantee indebtedness;

  •
  enter into agreements that restrict dividends or other distributions from certain subsidiaries;

  •
  enter into transactions with affiliates;

  •
  create or assume liens; and

  •
  engage in mergers or consolidations.

        If the transactions contemplated by the proposed business combination with Perdigão are not consummated, these restrictions may:

  •
  impede the Company's ability, and the ability of its subsidiaries, to develop and implement refinancing plans in respect of its debt or the debt of its subsidiaries; and

  •
  limit its ability to seize attractive growth opportunities for its businesses that are currently unknown, particularly if the Company is unable to incur financing or make investments to take advantage of these opportunities.

        Although the covenants to which the Company is subject have certain exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of its existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments as well as all amounts outstanding under other debt instruments, containing cross-default and cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, the Company can offer no assurance that in order to repay in full any such indebtedness the Company could sell its assets or raise funds from alternative sources, whether on favorable terms, on a timely basis or at all.

        In addition, in connection with the entry into new financings or amendments to existing financing arrangements, the Company's and its subsidiaries' financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

The Company has substantial amounts of debt that matures in each of the next several years beyond 2009, and, if it is unable to secure refinancing on favorable terms or at all, the liquidity problems of the Company could worsen.

        The Company currently has a substantial amount of debt and may also incur more debt in the future. As of December 31, 2008, it had R$8,844.3 million (U.S.$3,784.5 million) of total debt, of which approximately 42.2% (R$3,729.6 million (U.S.$1,595.9 million)) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million (U.S.$2,188.6 million)) was denominated in foreign currency (primarily U.S. dollars). Of its total debt as of December 31, 2008, approximately 34.4% (R$3,037.8 million (U.S.$1.299.9 million)) was short-term debt, and approximately 16.1% (R$1,421.8 million (U.S.$608.4 million)) was the current portion of the long-term debt and 49.6% (R$4,384.7 million (U.S.$1,876.2 million)) was long-term debt. The Company has a substantial amount of debt maturing in the next several years, including debt with an aggregate principal amount of approximately R$1,125.8 million (U.S.$481.7 million), R$938.7 million (U.S.$401.7 million) and R$663.7 million (U.S.$284.0 million) maturing in 2010, 2011 and 2012, respectively. In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital and off-balance sheet obligations in the aggregate amount of R$537.7 million. If the transactions contemplated by the proposed business combination with Perdigão are not consummated, the Company may face difficulties in paying or refinancing its debt as it matures beyond 2009.

        Historically, the Company has addressed its liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities and proceeds of debt offerings. The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. These factors and the continuing market disruption have had, and may continue to have, an adverse effect on the Company, including on its ability to refinance future maturities, in part because the Company, like many public companies, from time to time raises capital in debt and equity capital markets. Continued uncertainty in the stock and credit markets may also negatively impact the Company's ability to access additional short-term and long-term financing, including accounts receivable securitizations on reasonable terms or at all, which could negatively impact its liquidity and financial condition.

        In addition, the Company's credit ratings have recently been downgraded by Standard & Poor's and by Moody's. The disruptions in the financial and credit markets also may continue to adversely affect the Company's credit ratings. Any further deterioration of its credit ratings or creditworthiness might negatively impact the availability of financing to the Company and the terms on which it could refinance its debt, including the imposition of more restrictive covenants and higher interest rates.

        In years beyond 2009, in the event that the transactions contemplated by the proposed business combination with Perdigão are not consummated and:

  •
  the current pressures on credit continue or worsen,

  •
  the Company's operating results worsen significantly,

  •
  the Company is unable to complete any necessary divestitures of non-core assets and its cash flow or capital resources prove inadequate, or

  •
  the Company is unable to refinance any debt that becomes due,

the Company could face liquidity problems and may not be able to pay its outstanding debt when due, which could have a material adverse effect on its business and financial condition.

The Company must service its U.S. dollar-denominated obligations with revenues generated in reais or other currencies, as it may not generate sufficient revenues in U.S. dollars from its operations to service all its U.S. dollar-denominated obligations, and a devaluation or depreciation in the value of the real, or any of the other currencies of the countries in which it operates, compared to the U.S. dollar may adversely affect the Company's ability to service its debt.

        A substantial portion of the Company's outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2008, the Company's U.S. dollar-denominated debt represented approximately 57.8% (R$5,114.7 million (US$2,188.6 million)) of its total debt (not giving effect to its currency-related derivatives as of such date). The Company's existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by its subsidiaries, the majority of which is not denominated in U.S. dollars. Consequently, when it does not generate sufficient U.S. dollar revenues to cover that debt service, the Company must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. A devaluation in the value of the real or any of the other currencies of the countries in which the Company operates, compared to the U.S. dollar, could adversely affect its ability to service its debt. In 2008, the Company's U.S. dollar-denominated operations, together, generated approximately 76.2% of its total net sales in real terms and some of the currencies in which our revenues are denominated suffered material depreciations against the U.S. dollar. For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 4% against the U.S. dollar and the British Sterling depreciated approximately 26% against the U.S. dollar. Although the Company has foreign exchange forward contracts in place to mitigate its currency-related risks and expects to enter into future currency hedges, these measures may not be effective in covering all its currency-related risks.

Damages not covered by insurance might result in losses for the Company, which could have an adverse effect on its business.

        As is usual in the Company's business, its plants, distribution centers, transports, among others, are insured. However, certain kinds of losses cannot be insured. If an event that cannot be insured occurs, the investment made by the Company may be lost. In addition, the Company can be held judicially liable for any indemnification payments to potential victims in such events.

        As an example of disruptions that can occur, activity in Sadia's poultry processing facility located in the city of Toledo, state of Paraná, was interrupted on November 16, 2006 as a result of a fire. The facility was part of, but isolated from, the Company's Toledo production complex and was responsible for approximately 1.5% of Sadia's total revenues. Production at the affected plant was primarily focused on exports and, once production at the Toledo facility was interrupted, the Company used alternative production units which were able to absorb production that would have been undertaken at the Toledo facility due to an average idle capacity of 20%. The Company did not experience a material loss in revenues as a result of the Toledo fire, and existing insurance covered the damages. However, similar or more serious fires at the Company's production facilities could lead to losses in revenue and could cause the Company to incur costs that may not be fully covered by insurance, which would have an adverse effect on the Company's results of operations.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

        The Brazilian economy has been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the government's actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. The Company has no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

        Sadia's business, results of operations, financial condition and prospects, as well as the market prices of its preferred shares or ADSs, may be adversely affected by, among others, the following factors:

  •
  exchange rate movements;

  •
  exchange control policies;

  •
  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or "GDP;"

  •
  inflation;

  •
  tax policies;

  •
  other economic political, diplomatic and social developments in or affecting Brazil;

  •
  interest rates;

  •
  energy shortages;

  •
  liquidity of domestic capital and lending markets; and

  •
  social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect the Company and its business and financial performance and the market price of its preferred shares and ADSs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, Sadia's business and operations and the market prices of its preferred shares or ADSs.

        Historically, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado), or "IGP-M", a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or "IPCA", published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or "IBGE", the Brazilian consumer price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 5.8% in 2008.

        The Brazilian government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

        Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for Sadia's products in Brazil and decreased net sales. Inflation also is likely to increase some of the Company's costs and expenses, which it may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing the Company's real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect Sadia's ability to refinance its indebtedness in those markets. Any decline in the Company's net sales or net income and any deterioration in its financial condition would also likely lead to a decline in the market price of its preferred shares and ADSs.

Exchange rate movements may adversely affect Sadia's financial condition and results of operations.

        The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar, on average, by 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008 the real depreciated 31.9% against the U.S. dollar.

        Any appreciation of the real against the U.S. dollar may lead to a deterioration of the country's current account and the balance of payments, as well as to a dampening of export-driven growth. The Company's production costs are denominated in local currency but export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the Brazilian currency appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of the Company's exports and adversely affect its net sales and cash flows from exports.

        Devaluation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of the Company's animal feedstock, are linked to prices in the CBOT, among other variables. Many of the mineral nutrients added to its feedstock must be purchased in U.S. dollars.

        The price of corn, another important ingredient of the Company's feedstock, is linked, to a lesser extent, to the CBOT price, among other variables. In addition to feedstock ingredients, Sadia purchases sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in its production facilities, from suppliers located outside Brazil that are paid in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of the Company's U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect its results of operations.

Fluctuations in interest rates may have an adverse effect on the Company's business and the market prices of its preferred shares or ADSs.

        The Brazilian Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Brazilian Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003, and kept it at this level until June 2003 when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Brazilian Central Bank reversed the trend, increasing the basic interest rate to 13.75%.

        At December 31, 2008, approximately 32.8% of the Company's total liabilities from indebtedness of R$8,844.3 million was either (1) denominated in (or swapped into) reais, bearing interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or "TJLP," the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), or "BNDES," and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or "CDI rate," an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated, bearing interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on the Company's financial expenses and results of operations.

Changes in tax laws may increase the Company's tax burden and, as a result, negatively affect its profitability.

        The Brazilian government regularly implements changes to tax regimes that may increase the Company's and its customers' tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. For instance, in early 2008, the Federal Government has submitted to the appreciation of the legislature a new tax reform proposal to change the structure of the present corporate income tax, and replace a series of currently existing charges for a new Value-Added Tax, among other issues. The effects of proposed tax reform measures or any other changes that could result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some measures, if enacted, may result in increases to the Company's overall tax burden, which could negatively affect its overall financial performance.

Restrictions on the movement of capital out of Brazil may adversely affect investors' ability to receive dividends and distributions on, or the proceeds of any sale of, preferred shares and ADSs.

        Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of the Company's preferred shares or ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of such preferred shares. Exchange controls could also prevent the Company from making payments on its U.S. dollar-denominated debt obligations and hinder its ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of the Company's preferred shares and ADSs.

Risks Relating to Our Shares and ADSs

Non-Brazilian holders of ADSs and preferred shares may face difficulties in protecting their interests because the Company is subject to different corporate rules and regulations as a Brazilian company and its shareholders may have less extensive rights.

        Holders of ADSs will not be direct shareholders of the Company and will be unable to enforce the rights of shareholders under its by-laws and the Brazilian Corporations Law.

        The Company's corporate affairs are governed by its by-laws and the Brazilian Corporations Law, which differ from the legal principles that would apply if it was incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of the Company's preferred shares under the Brazilian Corporations Law to protect its interests relative to actions by the Company's board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

        Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulation and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the Company's preferred shares and ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Restrictions on the movement of capital out of Brazil may adversely affect ADS holders' and shareholders' ability to receive dividends and distributions on, or the proceeds of any sale of, the Company's preferred shares and the ADSs.

        Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of the Company's preferred shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of the Company's preferred shares. Exchange controls could also prevent the Company from making payments on its U.S. dollar-denominated debt obligations and hinder its ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of the Company's preferred shares and the ADSs.

ADS holders and shareholders of the Company may not receive any dividends or interest on shareholders' equity.

        The Company has paid dividends or interest on shareholders' equity in previous years. The payment of dividends depends, on the one hand, on the Company's net income and, on the other hand, on the approval by its shareholders of such distributions based on it being advisable in the light of the Company's financial condition. Given that the Company has faced net losses in the fiscal year ending on December 31, 2008, the Company will only be able to pay dividends or interest on shareholders' equity on its preferred and common shares once the net losses are fully absorbed and there is a net income for the corresponding fiscal year. There can be no assurances as to future payments by the Company of dividends or interest on shareholders' equity.

The Company is controlled by a group of shareholders and the interests of the controlling group may conflict with those of other shareholders.

        The Company is controlled by a group of shareholders under a shareholders' agreement dated May 2, 2005, as amended. Holders of preferred shares and ADSs are not entitled to vote at shareholders' meetings, except in limited circumstances. This means, among other things, that preferred shareholders are not entitled to vote on corporate transactions, including mergers or consolidations of the Company with other companies, such as the proposed business transaction with Perdigão. See "Item 4. Information on the Company—A. History and Development of the Company—Proposed Business Combination with Perdigão." In addition, the controlling shareholders have the ability to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions such as corporate reorganizations, change of control transactions and the timing and payment of future dividends. The interests of the controlling shareholders may differ from the Company's interests or those of our other shareholders. For more information, see "Item 7. Major Shareholders and Related Party Transactions".

Non-Brazilian holders of ADSs and preferred shares may face difficulties in serving process on or enforcing judgments against the Company and other persons.

        Sadia is a corporation (sociedade anônima) organized under the laws of Brazil, and all of its directors and executive officers and its independent public accountants reside or are based in Brazil. Most of the assets of the Company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADSs and preferred shares to effect service of process upon the Company or these other persons within the United States or other jurisdictions outside Brazil or to enforce against the Company or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by the Company or its directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to the Company's preferred shares may be payable only in reais.

        If proceedings are brought in the courts of Brazil seeking to enforce the Company's obligations in respect of the preferred shares, the Company may not be required to discharge its obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to the Company's obligations under the preferred shares or the ADSs.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

        Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833, or "Law No. 10,833/03") provides that "the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer's attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil." The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our preferred shares, which are issued by the ADS depositary outside Brazil, will be deemed to be "property located in Brazil" for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

        Based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2008 and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our preferred shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our preferred shares, common shares, and ADSs, which is subject to change. See "Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company."

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of preferred shares to another non-Brazilian holder.

        The gain realized by a non-Brazilian holder on the disposition of preferred shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, issued by the Brazilian Monetary Council (Conselho Monetário Nacional, or "CMN")) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our preferred shares, see "Item 10. Additional Information—E. Taxation."

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our preferred shares and the ADSs.

        The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa—Securities, Commodities & Futures Exchange, or the "São Paulo Stock Exchange" or "Bovespa," had a total market capitalization of R$1,375.3 billion or U.S.$588.5 billion, at December 31, 2008 and an average daily trading volume of R$5,525.5 million for 2008. By contrast, the New York Stock Exchange, or "NYSE," had a market capitalization of U.S.$10.18 trillion at December 31, 2008 (U.S. domestic listed companies) and an average daily trading volume of U.S.$268.2 billion for 2008. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 52.4% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2008. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 59.6% of all shares traded on the São Paulo Stock Exchange in 2008. These market characteristics may substantially limit the ability of holders of the ADSs to sell preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of the Company's preferred shares and ADSs.

        The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors' perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

        The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

        Developments in other countries and securities markets could adversely affect the market prices of the Company's preferred shares or ADSs and could also make it more difficult for the Company to access the capital markets and finance its operations in the future on acceptable terms or at all.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

        Sadia S.A. is a publicly held company, incorporated in Brazil on June 7, 1944 as S.A. Indústria e Comércio Concórdia. As a public company, it is subject to the requirements of the Brazilian Corporations Law and the rules and regulations of the CVM.

        Sadia is Brazil's leading refrigerated and frozen protein products company, according to A.C. Nielsen do Brasil S.A., and operates in the processed product, poultry, pork and beef segments. The Company believes that its brand name and distinctive logotype are among the most widely recognized and admired in Brazil and in the foreign markets in which it sells its products, associated with quality, tradition and value. The Company's central administrative headquarters are located at Rua Fortunato Ferraz, 659, Vila Anastácio, São Paulo, state of São Paulo, Zip Code 05093-901, Brazil, telephone number (55 11) 2113-3686, and the Company's website is www.sadia.com.br or www.sadia.com and e-mail address is ri@sadia.com.br. Materials posted on the website are not deemed incorporated by reference into this annual report nor made a part hereof. The Company's U.S. agent is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, Gregory Lavelle, Managing Director, telephone number 302-738-6680.

        When the Company's predecessor was established in 1944, through the acquisition by Attilio Fontana of the meatpacker Concórdia Ltda., located in the city of Concórdia, in the western part of the state of Santa Catarina, Brazil, Attilio Fontana's business consisted of a wheat mill and an unfinished slaughterhouse for hogs.

        In 1971, the Company changed its name to Sadia Concórdia S.A. Ind. e Com. and became a public company listed on the São Paulo Stock Exchange. The Company's current listing registration on the São Paulo Stock Exchange is under Sadia S.A.

        In May 1977, members of the family of the founder, Mr. Attilio Fontana, established a shareholders' agreement, which was amended on May 2, 2005, in which occasion it was extended until May 2010. For more information on such agreement, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders' Agreement."

        In July 1998, Sadia S.A. was created by the merger of Sadia Concórdia S.A. into Sadia Frigobrás S.A., consolidating its operations in a single public company listed on the São Paulo Stock Exchange. This merger simplified its corporate structure, emphasized the Company's brand, and reduced administrative expenses.

        In April 2001, the Company listed its ADSs on the New York Stock Exchange, providing investors with a channel to buy the Company's securities outside of Brazil. In June 2001, the Company adhered to Bovespa's Level 1 of corporate governance, certifying its commitment to transparency and fair disclosure of information.

        In August 2001, Sadia opened a distribution center, or "DC" in Jundiaí, state of São Paulo, to supply the São Paulo state region, considered the largest market in Brazil. The Jundiaí DC is a technological milestone for the Company, with 20,000 square meters of area.

        Sadia GmbH, a wholly-owned subsidiary of the Company, was created in December 2001, and its subsidiary, Laxness F.C.P.A. Lda., or "Laxness," was incorporated in April 2002, with the aim of leveraging exports to the European market. Sadia GmbH is a holding company with no operational activity. In February 2005, Laxness changed its name to Wellax Food Logistics C.P.A.S.U. Lta., or "Wellax." Wellax is responsible for the largest part of Sadia's export operations and is also acting as a financing entity of the Company by obtaining export-financing loans from international banks and investing the proceeds in debt securities.

        In 2004, Sadia began the expansion of its Uberlândia unit in order to improve the facility and make it one of the Company's most modern facilities in Brazil. In November 2004, the Company opened a distribution center in Ponta Grossa, state of Paraná, giving Sadia greater capacity and efficiency in its export processes.

        Also in November 2004, Sadia's preferred shares were authorized to be traded on the Madrid Stock Exchange, by the International Latin American Market, Latibex, under the symbol "XSDI."

        In January 2005, Sadia acquired 100% of Só Frango Produtos Alimentícios Ltda., or "Só Frango," a company based in Brasília with a total slaughtering capacity at the time of the acquisition of 150,000 chickens per day. In March 2005, Só Frango was merged into Sadia.

        The increase in liquidity of Sadia's shares throughout 2005 led to the addition of its preferred shares to the Bovespa Index portfolio, known as Ibovespa, starting in September 2005.

        In November 2005, Sadia decided to return to the beef segment, which it had left in 1997, due to the belief that it represents a complementary business to the Company's activities. Sadia's strategy in this segment is to concentrate sales towards the export market; for the domestic market the Company will focus its efforts on premium beef cuts and the food services segment.

        In order to improve corporate governance levels and to more closely align the interests of its common and preferred shareholders, in 2005 Sadia granted tag-along rights to the holders of its non-voting preferred shares, giving such preferred shares the right to be included in a public offering resulting from the sale of control of the Company and for shareholders to receive a price for such shares equal to 80% of the price paid for common shares representing control.

        In 2007, the Company formed Concórdia Holding Financeira S.A., or "Concórdia Financeira," a holding financial company which controls a bank (Concórdia Banco S.A., or "Concórdia Banco," created in 2008) and a brokerage firm (Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, or "Concórdia Corretora," created in 1983). For more information on the Company's bank and brokerage firm, see "Item 4. Information on the Company—C. Organizational Structure" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

        In 2008, the Company entered into a joint venture with Kraft Foods Global Brands, LLC, to engage in activities of manufacturing, marketing and distribution of cheese, including the products currently sold by Kraft under the Philadelphia brand, and cheeses and cheese spreads sold under the Sadia brand in Brazil. The initial investment to set up the business amounted to R$30.0 million.

        On May 19, 2009, the Company signed a merger agreement with Perdigão that contemplates a business combination of the two companies. In the business combination, Perdigão is to be renamed BRF—Brasil Foods S.A. and Sadia is expected to become a wholly owned subsidiary of BRF. Holders of common shares and preferred shares of Sadia are expected to receive common shares of BRF, and the holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of BRF. The transaction is described in more detail under "—Proposed Business Combination with Perdigão" below.

        Sadia and Perdigão export to more than 100 countries, and the business combination is subject to approval by Brazilian and foreign antitrust authorities, including in the European Union. The European Union requires that the transaction be approved before it can be consummated. The Brazilian and foreign authorities could impose significant conditions to their approvals affecting our operations in those regions, particularly in regions in which we have a significant market share.

Reclassification

        Certain prior year amounts have been reclassified to other line items in order to conform to current year presentation standards. These reclassifications are not material to the consolidated financial statements and had no impact on the Company's net income.

Investments (Capital Expenditures)

        In the last three years Sadia increased its level of capital expenditures. The investments made by Sadia have increased its production capacity and placed it in a favorable condition to support organic growth without requiring significant new capital expenditures in the coming years, other than those described under "—Investment Plans" below. Due to the downturn in the economy generally and its financial condition since the second half of 2008, Sadia has significantly reduced its projected level of capital expenditures for the foreseeable future in order to improve its short-term liquidity.

        The most significant investment in the period between 2006 and 2008 was made in the agroindustrial site of Lucas do Rio Verde, in the state of Mato Grosso. This project contemplated the construction of a poultry slaughtering unit, one pork slaughtering unit and one processing unit. Out of the total estimated investment amount of approximately R$1.5 billion, R$1.0 billion came from the Company and the remaining R$0.5 billion came from a group of outgrowers. The outgrowers were indirectly financed by the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or "BNDES") to build the pork and poultry farms that feed the agroindustrial plant. Construction started in the second half of 2006 and the plant startup happened in the second semester of 2008, with the slaughtering of poultry and the production of processed products. It is estimated that this project will be fully operational by the end of 2010. The project contemplates that 190 broiler modules (which together produce 500,000 day-old chicks per day) and 115 hog modules (which together produce 5,000 piglets per day) will be equipped with advanced technology to ensure animal wellness, higher productivity and, therefore, better competitivity. Currently, the plant operates at 30% of its full capacity utilization. In 2009, the Company has invested R$166 million in the Lucas do Rio Verde project to date.

        In 2008, Sadia's capital expenditures totaled approximately R$1.7 billion, including the acquisitions made during that year. The poultry segment received the largest amount, of R$640.2 million (37.3%), followed by the segment of processed products, which received R$507.5 million (29.6%); R$314.8 million were destined to the pork segment (18.4%), R$6.9 million to the beef segment (0.4%), and investments in other areas totaled R$244.8 million (14.3%).

        With those investments, besides starting up its largest plant in Brazil in Lucas do Rio Verde (state of Mato Grosso), Sadia built its first plant in the northeast region, in Vitória de Santo Antão (state of Pernambuco), finished the new processed products plant at the Toledo unit (state of Paraná) and expanded the plants in Uberlândia (state of Minas Gerais) and Brasília (Federal District), as well as the beef slaughtering capacity in Várzea Grande (state of Mato Grosso). In 2009, the Company has invested R$82 million in the Vitória de Santo Antão project to date.

        The Company also acquired, in 2008, 100% of the capital stock of Avícola Industrial Buriti Alegre Ltda.—Goiaves, a producer of poultry products, for the amount of R$53.9 million, and 73.94% of the capital stock of Baumhardt Comércio e Participações Ltda., which owns a plant of processed products with its own meatpacker in Santa Cruz do Sul (state of Santa Catarina), for the amount of R$5.4 million. In addition, the Company entered into a joint venture with Kraft Foods Global Brands, LLC to engage in activities of manufacturing, marketing and distribution of cheese, including the products currently sold by Kraft under the Philadelphia brand, and cheeses and cheese spreads sold under the Sadia brand in Brazil. The initial investment to set up the business amounted to approximately R$30.0 million.

        In the course of the first quarter of 2009, the Company finalized an investment in its first industrial unit built outside of Brazil, a meat processing plant in the city of Kaliningrad, Russia. This investment was started in November 2007 and was developed in partnership with Fomanto Investments Limited, or "Fomanto," an affiliate of a Sadia distributor in Russia, through a joint venture. A total amount of approximately US$76 million in equity was invested in the venture until the first quarter of 2009, of which 60% was invested by Sadia.

        Sadia, through its subsidiary Sadia GmBH, is currently in negotiations to sell to its partner Fomanto the Company's 60% equity stake in Investeast Ltd.'s capital, a joint venture headquartered in Cyprus, holding the totality of the shares issued by Concordia Ltd (owner of the manufactured products plant located in Kaliningrad, Russia, which began to operate on a commercial scale in the beginning of 2009), for the amount of U.S.$77.5 million. The transaction is presently being documented and will require the execution of the definitive documents and the release of all obligations undertaken by Sadia and its affiliates in relation to the joint venture, including those with the IFC—International Finance Corporation–mainly the A and B loans. This decision does not change the Company's market strategy in the Russian market. Fomanto has already assumed responsibility for fully financing Investeast Ltd. The transaction is subject to approval by the Board of Directors and the shareholders of Sadia S.A.

        Sadia ended 2007 with capital expenditures totaling approximately R$1.1 billion. Out of this total, R$196.0 million were directed to the production of processed food products (18.1%); R$614.7 million to poultry production (56.6%); R$136.4 million to pork production (12.6%); R$44.4 million to beef production (4.1%) and the remaining R$93.4 million (8.6%) were directed, in large part, to information technology and logistics projects. As a strategy to remain competitive and reduce the risk in its operations through diversification, Sadia invested in the expansion of its product portfolio, particularly breaded chicken products and processed pork products. In December 2007, to strengthen the Company's presence in the segment of frozen processed products, Sadia acquired Big Foods Ind. de Produtos Alimentícios Ltda., or "Big Foods," a company owning an industrial complex located in Tatuí, state of São Paulo, for R$53.5 million. Big Foods specializes in the production of processed food (ready-to-eat sandwiches, lasagnas, pizzas, breads, rolls, cheese breads and other pasta and bakery items), and has an annual production capacity of 20 thousand tons.

        A portion of the 2007 capital expenditures were also used to expand its Brasília unit, to modernize the Concórdia and Chapecó (state of Santa Catarina) units and to improve internal technological processes.

        In 2006, Sadia had capital expenditures totaling approximately R$1.0 billion, including R$60.0 million for the Jundiaí and Uberlândia distribution centers and R$58.0 million for the Uberlândia margarine plant (capital expenditure started in 2005). The Company's capital expenditures in 2006 were directed towards poultry (37.9%), processed food products (31.2%), pork (14.7%), beef (0.8%) and the projects at Lucas do Rio Verde (15.0%).

  Investment Plans

        In view of the current downturn in global economic and financial conditions, and since the second half of 2008, the Company reviewed and suspended some of the projects it had already announced, such as the ones in Mafra, in the state of Santa Catarina, Campo Verde in the state of Mato Grosso and a processing plant in the Middle East. The Company cannot assure that any of these projects will be resumed.

        In the beginning of 2009, R$609 million of capital expenditures were planned for the year for the conclusion of projects started in the previous years, as well as for improvements to plants and breeders. Such plans are subject to change as a result of the proposed business combination with Perdigão. For more information on the proposed business combination with Perdigão, see "—Proposed Business Combination with Perdigão" below.

Proposed Business Combination with Perdigão

        On May 19, 2009, the Company signed a merger agreement with Perdigão that contemplates a business combination of the two companies (the "Merger Agreement"). In the business combination Perdigão is to be renamed BRF—Brasil Foods S.A. (the new name for the combined company) and Sadia is expected to become a wholly owned subsidiary of BRF.

        The business combination is subject to the approval of holders of common shares of each of Perdigão and Sadia, as well as approval by antitrust authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Perdigão Transaction." A number of steps of the merger must be approved at separate extraordinary general meetings of the common shareholders of Perdigão, Sadia, and HFF Participações S.A., or "HFF," a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition, that are currently scheduled to take place on July 8, 2009. As a result of these meetings, if merger is approved:

  •
  Perdigão will change its corporate name to BRF—Brasil Foods S.A., move its headquarters to Itajaí in the State of Santa Catarina, and change its certificate of incorporation so that its Board of Directors has nine to 11 members and a co-chairman structure;

  •
  Concórdia Holding, parent company of Concórdia Corretora (brokerage firm) and of Concórdia Banco (bank), is not part of the merger and, consequently, will be sold to Sadia's shareholders before the business combination with BRF;

  •
  Holders of common shares of HFF will receive 0.166247 common shares of BRF for each share they hold without any further action by those holders; and

  •
  HFF will become a wholly owned subsidiary of BRF.

        Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia are currently scheduled to take place on August 18, 2009. As a result of these meetings, if approved, holders of common and preferred shares of Sadia will receive 0.132998 common shares of BRF for each common share or preferred share, respectively, they hold without any further action by those holders.

        We believe the merger aligns with the strategic growth plan of the two companies in both the domestic and export markets and will allow Perdigão and Sadia to coordinate their operations. We believe that this business combination will be a positive step, by allowing the companies to generate economic synergies.

        As described above, following the merger of HFF, Perdigão will amend its certificate of incorporation to expand the Board of Directors, three of whom will be elected by the current controlling shareholders of Sadia, and are expected to serve until the 2011 annual shareholders' meeting. The Board of Directors of BRF will have a co-chairman structure, where neither of the co-chairmen will have a casting vote in the case of a tie.

        The merger between Perdigão and Sadia is conditioned upon approval by the relevant antitrust authorities in Europe and other jurisdictions and subject to review by the antitrust authorities in Brazil. Such authorities may not approve the transaction or impose significant conditions that could affect its completion, including performance of the transaction or divesture of specific subsidiaries, product lines, brands or factories. During the review period by antitrust authorities, the companies may be subject to specific obligations that require unaltered market conditions. In Europe, analysis by the relevant antitrust authorities is a pre-condition to closing of the business combination.

        The relevant antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities, on the transaction, and the merger may be delayed or impaired because market conditions may not be altered for as long as the transaction is subject to review by regulators. For further information regarding approval by antitrust authorities and other risks relating to the proposed Sadia transaction, see "Risk Factors—Risks Relating to the Proposed Perdigão Transaction"

B. Business Overview

        Sadia is a leader in almost every segment in which it is present within Brazil, with a product portfolio of over 700 items. According to the Brazilian Chicken Exports Association, or "ABEF," the Company was the largest Brazilian exporter of poultry in 2008. According to the Brazilian Pork Production and Export Association, or "ABIPECS," Sadia was the second largest Brazilian pork exporter and the largest Brazilian slaughterer in 2008. According to AC Nielsen, Sadia is also the largest Brazilian distributor of frozen and refrigerated meat-based products, and the leader in the Brazilian market for margarine. As of December 31, 2008, the Sadia Group had 60,580 employees. In 2008, Sadia sold 1,084.6 thousand tons of poultry, 133.8 thousand tons of pork, 56.1 thousand tons of beef and 1,051.3 thousand tons of processed products, including frozen and refrigerated meat-based products and margarine, generating gross operating revenues of R$12.2 billion.

        The Company believes that its high degree of vertical integration ensures control at all stages of production and distribution of products. Sadia's operations include breeding farms for poultry and hog grandparent and parent stock, hatcheries, pork breeding centers, slaughterhouses, processing units, animal feed production plants, representative offices and distribution centers. The Company pioneered the vertical integration of poultry and hog breeding in Brazil, initially in the state of Santa Catarina. Today, with the exception of beef, all operations employ a system of vertical integration. Sadia produces day-old chicks, turkeys and piglets and supplies them to rural producers (generally referred to as outgrowers), along with feed, transport, technical and veterinary assistance. The outgrowers raise such animals in highly productive breeding conditions and controlled hygienic-sanitary conditions, after which period Sadia pays the outgrowers a commission fee for their production when the outgrowers return the animals to Sadia for slaughtering.

        Sadia exports around 1,000 different items to more than 100 countries, including Japan and Russia and various countries in the Middle East and Europe. It currently produces a range of products that includes: frozen, refrigerated, salted and smoked pork cuts, lard, bacon, ingredients for "feijoada" (a Brazilian pork and bean stew); frozen and refrigerated pork and chicken giblets; whole frozen and seasoned chickens; frozen and refrigerated poultry cuts and parts; marinated and partially cooked chicken parts; whole frozen and seasoned turkeys; frozen and seasoned turkey cuts and parts; breaded chicken parts; raw, cooked and smoked hams; "tender" gammons, hams, cold cuts and related products; "Parma-type" hams; smoked chickens and turkeys; cooked and smoked turkey hams and turkey-based cold cuts; partially cooked and frozen products, such as beef, turkey and chicken meatballs; beef, turkey and chicken-based hamburgers; pork, turkey and chicken based frankfurters; sausages; bolognas; salamis; coppa; turkey-based hams; cold cuts in general; chicken, meat and pork-based patés; beef, poultry and fish-based frozen ready-made dishes and pasta; frozen ready-made foods for heating and serving as meals and snacks, such as breaded poultry, fish and appetizers, frozen pizzas and refrigerated fresh pasta; and margarine and refrigerated desserts.

        Sadia owns 18 plants across ten different states in Brazil and two plants abroad, in Kaliningrad, Russia and in Geleen, Netherlands. In addition, Sadia distributes its product line of over 1,000 items through distribution and sales centers located throughout Brazil, Latin America, the Middle East, Asia and Europe.

Business Strategy

        Sadia's business strategy is designed to recover the Company's growth and increase profitability. The Company believes that with the recognition of its brand name as a symbol of quality, tradition and value—Sadia means "healthy" in Portuguese—, an extensive domestic distribution network supported by efficient logistics, attention to customer needs across the product lines and in all distribution channels and highly favorable production economics in Brazil, the Company will be able to recover growth and profitability, while maintaining its commitment to its employees, outgrowers, suppliers and residents of the communities in which it does business. The principal elements of this strategy are as follows:

  •
  Increase domestic market penetration through expanded distribution.  Sadia has an extensive distribution network which is supported by an outsourced transportation fleet, superior knowledge of wholesale, retail and institutional sales channels, integrated logistics planning and strategically located distribution centers, trans-shipment points and facilities. The Company plans to continue to develop and improve its distribution network and systems in every product category.

  •
  Focus on retail sales, institutional and food services sales channels for domestic business.  Sadia has increased its focus on, and plans to continue focusing on meeting the needs of, retail sales outlets, and institutional and food services sales channels, such as restaurants, rather than concentrating solely on wholesale and outlets, such as large supermarkets and distributors.

  •
  Continue to increase service and market responsiveness.  Sadia intends to remain the leader in Brazil in the markets that it serves by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, it has structured its operations, distribution system and logistics so that it can fill orders of varying sizes depending on the particular demands of the market segment. In export markets, the Company intends to remain close to its customer base, providing decentralized and rapid order fulfillment and personalized service, including attention to refrigeration quality in customers' facilities.

  •
  Maintain low-cost product and operating efficiency.  The comparative advantages of operating in Brazil— low cost grains and labor, favorable weather and competitive outgrower related costs—coupled with the Company's operating efficiency, allow it to be an effective competitor in international markets. Sadia intends to continue to be among the lowest cost producers and distributors of protein products in the Brazilian and international markets. The Company's vertically integrated operations and attention to operating efficiencies allow quality and cost control throughout the entire production process.

  •
  Expand product portfolio, with emphasis on higher value-added processed food products.  Sadia believes that continuous product innovation is essential to meet the needs of customers and consumers. As the market for frozen ready-to-eat products has grown, both domestically and internationally, Sadia has sought to meet the challenge by increasing its emphasis on the production of higher value-added processed food products, and the Company currently has a processed food product portfolio that numbers over 700 items.

  •
  Continued brand differentiation.  Sadia has developed its brand across its entire product line, and believes that its brand is among its most valuable assets. The Company intends to continue to invest in the development of branded products through quality assurance, packaging and advertising campaigns, with a view to continue developing brand loyalty and the perception of premium quality that is currently associated with the Sadia products.

  •
  Maintain a balance between exports and domestic sales.  The Company's competitive advantages in the production of poultry and pork give it access to international markets and low-cost export financing. Sadia has had recent success in increasing sales abroad, as well as the number of markets in which it is present and the number of products that it sells. The Company believes that this diversification is important for its business.

  •
  Invest in environmentally sound projects and initiatives.  Sadia has been increasingly active in seeking to assure that its business is environmentally sound and in adopting measures beyond mere compliance with regulations. Sadia intends to invest significantly in this aspect of its business going forward. One example is the "3S Program"—Sadia Sustainable Swine Production Program, which consists of selling certified carbon emission reductions under the Clean Development Mechanism provided for by the Kyoto Treaty, and using the proceeds to finance social initiatives in the outgrowers home areas.

        On May 19, 2009, the Company signed a Merger Agreement with Perdigão that contemplates a business combination of the two companies. Pursuant to the Merger Agreement, the business combination of Perdigão and Sadia will lead to the formation of BRF—Brasil Foods S.A. (the new name for the combined company). The Company believes the merger aligns with the strategies set forth above in both the domestic and export markets. The business combination is subject to the approval of Perdigão and Sadia common shareholders, as well as approval by antitrust authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Proposed Perdigão Transaction."

The Company's Operations

        The Company's operations are organized in four main segments: "processed products" (frozen and refrigerated products and margarines), "poultry" (chicken and turkey), "pork" and "beef".

        In 2008, approximately 44.2% of the Company's total net operating revenue was derived from the processed products segment, 42.4% from poultry, 6.7% from pork, 3.5% from beef and 3.3% from other activities such as the grain and by-products segment, hog and poultry breeding, and sale of products with limited shelf life, among others. In 2007, approximately 42.8% of the Company's total net operating revenue was derived from the processed products segment, 43.1% from poultry, 7.1% from pork, 3.8% from beef and 1.6% from other activities. Of the Company's total net operating revenue in 2006, approximately 45.4% was derived from the processed products segment, 42.1% from poultry, 7.2% from pork, 4.5% from beef and 1.4% from other activities.

        In 2008, 54.2% of the Company's gross operating revenue was derived from domestic sales and the remaining 45.8% was derived from exports. In 2007, domestic sales represented 53.4% of gross operating revenues and exports were responsible for the remaining 46.6%. In 2006, domestic sales represented 56.8% of gross operating revenues and exports were responsible for the remaining 43.2%.

        Activities related to feed, by-products (feathers, eggs, blood) and sale of products with limited shelf life, among others, are included in the "other" line item in the tables below. Effective in 2008, the line item for "other" in gross operating revenues also includes the impact of operational hedges (hedges accounted for in gross operating revenues instead of being recorded in the interest income and other, net and foreign currency exchange gain (loss), net lines, consisting mainly of foreign currency exchange derivatives). See note 21A to the consolidated financial statements.

        The following tables present sales volumes and gross operating revenue (prepared and presented in accordance with US GAAP) for the years ended 2008, 2007 and 2006:

	Sales Volumes (ton)
	2008	2007	2006
Domestic Market	1,120,429	998,426	928,626
Processed Products	919,755	813,057	723,086
Poultry	131,651	132,004	155,485
Pork	48,048	43,767	41,022
Beef	20,975	9,598	9,033
Export Market	1,205,340	1,148,302	963,959
Processed Products	131,577	110,975	76,470
Poultry	952,935	880,790	762,479
Pork	85,748	108,928	81,382
Beef	35,080	47,609	43,628
Consolidated	2,325,769	2,146,728	1,892,585
Processed Products	1,051,332	924,032	799,556
Poultry	1,084,586	1,012,794	917,964
Pork	133,796	152,695	122,404
Beef	56,055	57,207	52,661

	Gross Operating Revenue (R$ Million)
	2008	2007	2006
Domestic Market	6,606.8	5,319.9	4,482.0
Processed Products	5,208.8	4,149.8	3,513.5
Poultry	624.3	559.4	492.3
Pork	272.1	190.4	154.5
Beef	112.1	56.0	40.6
Other(*)	389.5	364.3	281.1
Export Market	5,585.1	4,636.0	3,412.0
Processed Products	667.8	477.5	361.6
Poultry	4,135.5	3,281.5	2,373.0
Pork	489.7	484.1	371.1
Beef	234.2	272.5	254.7
Other(*)	57.8	120.4	51.6
Consolidated	12,191.9	9,955.9	7,894.0
Processed Products	5,876.7	4,627.3	3,875.1
Poultry	4,759.9	3,840.9	2,865.3
Pork	761.8	674.5	525.6
Beef	346.3	328.5	295.3
Other(*)	447.3	484.7	332.7

    (*)
    Other: feed, by-products (feathers, eggs, blood) and sale of products with limited shelf life, among others.

        The following table presents the breakdown, in percentage terms, of gross operating revenue by segment for the years ended 2008, 2007 and 2006:

	Gross Operating Revenue by Segment (%)
	2008	2007	2006
Processed Products	48	46	49
Poultry	39	39	36
Pork	6	7	7
Beef	3	3	4
Other(*)	4	5	4

    (*)
    Other: feed, by-products (feathers, eggs, blood) and sale of products with limited shelf life, among others.

        The following information, which is broken down by operating segment, is based upon information used by the Company's management to assess the performance of operating segments and decide on the allocation of resources. This information has been prepared and presented in accordance with Brazilian GAAP that is adjusted for US GAAP presentation. The main adjustments refer to the following items: amortization of other tangible and intangible assets; recognition of the benefit plan earnings and fair value of guarantees granted to counterparties. The Company has four identifiable reportable segments: Processed Products, Poultry, Pork and Beef.

(R$ Thousand)	2008	2007	2006
Net operating revenue
Processed products	4,737,876	3,745,713	3,102,397
Poultry	4,552,887	3,774,731	2,872,845
Pork	715,079	624,117	494,571
Beef	372,795	334,995	309,353
Other(*)	350,004	143,635	97,535
Adjustments for US GAAP presentation	0	130,885	(46,401)
Total net operating revenue	10,728,642	8,754,076	6,830,300

    (*)
    Other net operating revenue is primarily attributable to grains and by-products.

(R$ Thousand)	2008	2007	2006
Depreciation expense
Processed products	(172,981)	(116,679)	(92,214)
Poultry	(172,399)	(131,053)	(100,080)
Pork	(25,520)	(21,358)	(15,223)
Beef	(17,196)	(14,059)	(11,660)
Other(*)	(9,202)	(5,555)	(4,072)

Total depreciation expense allocated to Segments	(397,299)	(288,704)	(223,249)
Depreciation allocated to administrative expenses	(17,418)	(17,451)	(17,320)
Adjustments for US GAAP presentation	13,637	59,175	35,185
Total depreciation expense	401,080	(246,980)	(205,384)

    (*)
    Primarily attributable to administrative and selling assets.

(R$ Thousand)	2008	2007	2006
Segment operating income
Processed products	321,132	362,257	194,494
Poultry	303,637	248,286	100,204
Pork	33,293	46,862	35,489
Beef	13,124	3,635	11,482
Other(*)	23,301	8,690	2,087
Adjustments for US GAAP presentation	90,965	199,512	(41,533)

Total operating income	785,452	869,242	302,223
Interest expense	(925,936)	(332,378)	(310,442)
Interest income and other	180,591	241,735	282,904
Foreign currency exchange gain (loss), net	(3,146,991)	54,056	104,219
Adjustments for US GAAP presentation	(114,582)	139,884	9,812

Income before income taxes, equity income or loss of investees and minority interest	(3,221,466)	972,539	388,716

    (*)
    Other operating income is primarily attributable to administrative and selling income.

Segment assets
Processed products	988,622	713,064	715,248
Poultry	1,952,143	1,498,736	1,018,005
Pork	677,465	390,458	275,533
Beef	123,296	134,616	104,340
Other(*)	587,090	283,912	220,312
Adjustments for US GAAP presentation	(142,435)	(123,378)	(178,458)

Total property, plant and equipment	4,186,181	2,897,408	2,154,980
Reconciling items—corporate assets
Cash and equivalents and market securities	3,779,660	2,369,309	2,550,602
Accounts and notes receivable, net	790,467	523,558	678,598
Inventories	1,851,020	1,168,936	1,084,454
Other corporate assets	2,909,228	1,098,791	929,259
Adjustments for US GAAP presentation	765,195	1,399,885	641,864

Total consolidated assets	14,281,751	9,457,887	8,039,757

Capital expenditures
Processed products	507,514	195,969	302,648
Poultry	640,186	614,660	367,581
Pork	314,804	136,417	143,032
Beef	6,890	44,442	7,786
Other(*)	345,125	93,442	234,331
Adjustments for US GAAP presentation	100,315	(134,678)	(85,776)

Total segment capital expenditures	1,714,204	950,052	969,602

    (*)
    Other assets consist primarily of investments in infrastructure and distribution centers.

  Processed Products

        As a result of the Company's strategy of concentrating on higher value-added, higher margin products, the processed products segment results have increased significantly over the last ten years.

Volumes sold have increased an average of 9.3% per year since 1998. Sales of processed products accounted for 48.2% of the Company's gross operating revenues in 2008. Sadia owns 15 processing plants in Brazil, some of which process more than one product. Fourteen plants process meat and meat products, two plants produce margarine, two plants produce pizza and one plant produces pasta and desserts. These plants are located either close to the Company's suppliers of raw materials or close to the main domestic centers of consumption.

        The processed products segment comprises a wide range of products, including: refrigerated products (hams, sausages, frankfurters, bolognas, salamis, cold cuts, product portions, refrigerated pasta and desserts), frozen products (hamburgers, breaded products, ready-to-eat dishes and pizzas) and margarine, the majority of which are sold under the Sadia brand. Margarine and sausages each represent approximately 17% of processed products revenues, while no other product represents more than 8% of processed products revenues. In 2008, 88.6% of the Company's total gross operating revenue in this segment was from the domestic market, with the remaining 11.4% derived from exports. The Company's total gross operating revenue from this segment grew 27.0% from 2007 to 2008. The Company launched 31 new processed products in 2008, compared to 25 in 2007 and 41 in 2006.

        The Company produces most of the poultry and pork that it uses as raw materials in the production of its processed products but purchases any beef used from selected suppliers.

        The Company believes that the use of chicken meat as a raw material for processed products should grow substantially for the following reasons: (i) the Company anticipates an increase in the range of chicken-based products (such as breaded products) both in Brazil and internationally, (ii) the Company anticipates an increasing share of chicken meat in the composition of other processed products, such as sausages, frankfurters and bolognas both in Brazil and internationally, and (iii) the Company anticipates that the global trend toward chicken and away from beef will accelerate as consumers seek the best prices, since beef is more feed-intensive (making it more expensive) while chicken is a low-feed intensive protein. Moreover, the development of specialized products (boiled and roasted products) for institutional and foreign markets should also contribute to the increase in chicken production.

        The following table presents the Company's gross operating revenue from sales of processed products for 2008, 2007 and 2006:

	Gross Operating Revenue (R$ Million)
	2008	2007	2006
Processed Products	5,876.7	4,627.3	3,875.1
Refrigerated(*)	4,756.9	3,721.9	3,224.7
Frozen	1,119.8	905.4	650.4

    (*)
    Includes margarine.

        In order to maintain its market share, Sadia will continue to concentrate on launching higher value-added products. The Company launched 31 new products in 2008, versus 25 new product launches in 2007 and 41 new product launches in 2006.

  Poultry, Pork and Beef

        In 2008, we recorded gross operating revenues from non-processed products of R$5,867.9 million, which represented 48.1% our total gross operating revenue. In 2007, we recorded gross operating revenues from non-processed products of R$4,843.9 million, which represented 48.7% of our total gross operating revenue. In 2006, we recorded gross operating revenues from non-processed products of R$3,686.3 million, which represented 46.7% of our total gross operating revenue. In 2008, poultry, pork and beef sales accounted for approximately 87.0% of our total export revenue, while such sales accounted for approximately 87.1% and 87.9% in 2007 and 2006, respectively.

        Sadia owns 11 chicken slaughterhouses, three turkey slaughterhouses and five pork slaughterhouses. In addition, the Company has one beef slaughterhouse in the state of Mato Grosso. The table below shows the Company's sales volumes in millions of units for the years ended December 31, 2008, 2007 and 2006:

	Sales Volumes (Million Heads)
	2008	2007	2006
Poultry	840.8	751.8	666.9
Hogs	4.8	4.4	4.0
Beef	0.21	0.23	0.25

        The following table shows the Company's gross operating revenue from non-processed products for the years ended December 31, 2008, 2007 and 2006:

	Gross Operating Revenue (R$ Million, except for % amounts)
	2008	% of Total	2007	% of Total	2006	% of Total
Poultry	4,759.9	81.1%	3,840.9	79.3%	2,865.3	77.7%
Whole	1,896.4	32.3%	1,618.4	33.4%	1,239.8	33.6%
Parts	2,619.1	44.6%	2,037.7	42.1%	1,491.2	40.5%
By-products	244.3	4.2%	184.8	3.8%	134.3	3.6%
Pork	761.8	13.0%	674.5	13.9%	525.6	14.3%
Beef	346.3	5.9%	328.5	6.8%	295.3	8.0%

Total	5,868.0	100.0%	4,843.9	100.0%	3,686.2	100.0%

        Based on publicly available market information, Sadia estimates that its share of total domestic poultry production was approximately 11% in 2008, compared to a 15.1% and 14.7% share in 2007 and 2006, respectively. According to ABEF, Sadia had a 23.3% share of the Brazilian poultry export market in 2008, compared to a 23.5% and 25.9% share in 2007 and 2006, respectively. Sadia introduced turkey production to the Brazilian market in 1973, when its consumption was virtually non-existent. The turkey production market is now shared with other competitors, but the Company was still the market leader in terms of total slaughter in 2008, with approximately 42% of total slaughter, as compared with 57.7% of total slaughter in 2007 and 63.2% in 2006. In 2008, Sadia's poultry operations accounted for 39.0% of total gross operating revenues, compared to 38.6% in 2007.

        Approximately 70.0% of the Company's pork production is used in its processed products segment. The remainder is sold as meat cuts in the domestic and international markets. According to ABIPECS, Sadia had a 12.8% share of domestic pork production in 2008 and a 14.2% share of the Brazilian pork export market. This is comparable to results for 2007 and 2006, when the Company had a 12.4% and 12.1% share of Brazilian pork production and a 18.3% and 14.5% share of the Brazilian pork export market, respectively. In 2008, Sadia's pork operations accounted for 6.2% of total gross operating revenues, compared to 6.8% in 2007.

        In November 2005, Sadia decided to resume its beef operations, a segment the Company had previously withdrawn from in 1997, based on the belief that the segment represents a complementary business to the Company's other activities. Sadia's strategy in this sector continues to be to concentrate sales towards the export market; for the domestic market the Company will focus its efforts on premium beef cuts and the food services segment. In 2008, Sadia's beef operations accounted for 2.8% of total gross operating revenues, versus 3.3% in 2007.

  Other

        Operations organized under "other" activities include feed, by-products (feathers, eggs, blood) and sale of products with limited shelf life, among others. In 2008, revenues from "other" activities accounted for 3.7% of total gross operating revenues, compared to 4.9% in 2007. Effective in 2008, the line item for "other" in gross operating revenues also includes the impact of operational hedges (hedges accounted for in gross operating revenues instead of being recorded in the interest income and other, net and foreign currency exchange gain (loss), net lines, consisting mainly of foreign currency exchange derivatives). See note 21A of the consolidated financial statements.

Production Process

        We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

        The following graphic is a simplified representation of our meats production chain.

Meat Production Chain

  Poultry

        At the beginning of the poultry production cycle, we import chicken and turkey eggs from the United States that we then hatch in our hatcheries and raise on Company owned farms. These birds produce eggs that are then also hatched, producing our parent breeding stock. In 2008, we maintained an average parent breeding stock of approximately 9,557 million breeders that produce hatchable eggs. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 842.0 million day-old chicks, including chickens and turkeys, in 2008. We hatch these eggs in our 12 hatcheries, eight of which produce day-old chicks and four of which produce day-old turkeys. The average length of our production cycle from the purchase of breeder chicks until the product is processed and ready for transport is 365 days.

        We send the day-old chicks and day-old turkeys, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. There are no employment agreements between the Company and the outgrowers. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and average weight, and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with more than 6,000 integrated poultry outgrowers. Some of these farmers also produce and sell corn that we use to produce animal feed.

        Poultry are slaughtered through a process by which they are electrically stunned. After heating the carcasses to a temperature of 55/60oC, they are plucked and gutted by automatic machines. The gutting process is subject to health control and inspection by the competent authorities, the Serviço de Inspeção de Produtos Animais "SIPA," the Animal Based Product Inspection Agency), as well as internal quality assurance inspections. The carcasses are then moved for cooling or freezing at respective temperatures of 6oC and -12/-18oC, and are then packaged according to the required standards of the SIPA. At this stage, the whole birds are either distributed to the consumer market as fresh meat or used as raw material in processed products. At December 31, 2008, we had a fully automated slaughtering capacity of 17.7 million heads of poultry per week.

  Pork

        We produce the majority of the pork we use in our products. We also purchase some pork from local producers. We purchase the remainder of our pork on the spot market (less than 10% of our total pork needs in 2008).

        We produce grandparent, parent and piglet stock on our own farms. We then supply these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 3,200 integrated outgrowers. We monitor the production of the hogs by these outgrowers and provide them feed, veterinary and technical assistance. The average length of our production cycle from the birth of hogs until the product is processed and ready for transport is 185 days.

        The hogs are slaughtered through a process in which they are stunned electrically and then bled. After heating the carcasses to a temperature of 60/64oC, their bristles are removed by automatic machines. The animals are then dried, flamed, brushed and gutted, which process is subject to health inspection by the competent authorities (SIPA), as well as internal quality assurance inspections. After cooling to a temperature of 5oC, the carcasses are cut up and processed. At December 31, 2008, we had a pork slaughtering capacity of 100,769 heads per week.

  Beef

        We do not raise cattle at our facilities. We purchase cattle from producers in state of Mato Grosso that are within a limited radius of our facility. These cattle have all been branded at birth and therefore are of verifiable origin. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

        At December 31, 2008, we had a beef slaughtering capacity of 6,581 thousand heads per week.

  Processed Foods

        We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We use special cuts of beef, pork, chicken and turkey, as well as selected parts thereof, for the production of hams, sausages, frankfurters, bologna, hamburgers, pressed ham and related products. The processed food products segment also includes salamis, cold cuts, product portions, refrigerated pasta and desserts (refrigerated products), breaded products, ready-to-eat dishes and pizzas (frozen products), and margarine, the majority of which are sold under the Sadia brand. Seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

        The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. Fats are obtained by hydrogenating bleached oil. Both of these materials are deodorized in order to prepare the "blend". The process is completed by preparing an emulsion, cooling and crystallizing the product, placing the product into containers, and then packing these containers into boxes.

  Feed

        We produce the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates. Animal feed sales accounted for R$162.1 million in 2008 (13% of our gross sales), R$181.7 million in 2007 (1.8% of our gross sales) and R$84.1 million in 2006 (1.1% of our gross sales).

        We own 12 feed production plants and lease another four of such plants. The basic raw materials used in animal feed production are corn and soy meal mixed with other macro and micronutrients. In 2008, we purchased approximately 43.6% of our corn from rural producers and small merchants, 32.5% through cooperatives and 22.4% from trading companies such as Bunge, Cargill, ADM and others, and imported the remaining 1.5%. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Clarion, ADM, Bunge, Amaggi and Louis Dreyfus, and we produce a portion of soy meal from crushing of soy purchased in the market.

        The prices of corn, soybeans and soy meal fluctuate significantly. See "Item 5. Operating and Financial Review and Prospects—Principal Factors—Commodity Prices."

  Other Raw Materials

        We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets (except for cardboard boxes, which are currently purchased solely in the domestic market). We must import and therefore pay for some of these products in U.S. dollars.

Principal Markets Where the Company Competes

        In 2008, Sadia derived 45.8% of its gross operating revenues from exports, versus 46.6% in 2007. The table set forth below presents the main regions of the world where the Company has commercial relations and the discussion that follows describes the main trends and expectations for such markets. This information has been prepared and presented in accordance with Brazilian GAAP and is adjusted for U.S. GAAP. Refer to note 24 of the consolidated financial statements for details on the primary differences between Brazilian GAAP and U.S. GAAP.

	Exports Gross Operating Revenues (R$ Thousand)
	2008	2007	2006
Europe	1,237,091	1,256,325	889,171
Middle East	1,493,445	986,240	787,838
Asia	1,042,731	691,273	533,295
Americas	928,237	643,770	528,453
Emerging markets (mainly Russia and other former Soviet Union countries)	883,556	946,428	719,706
Adjustments for US GAAP presentation	0	111,955	(46,426)

Total	5,585,060	4,635,991	3,412,037

        Revenues are attributed to regions based upon the location where the products are shipped to. All of the Company's operational assets are located in Brazil, the Netherlands and in Kaliningrad, Russia. For more information on the Company's investment in Russia, see "Item 4. Information on the Company—A. History and Development of the Company—Investments (Capital Expenditures)."

        Europe is a large purchaser of poultry cuts and processed products. Sadia maintains a traditional presence in the Middle East, with market leadership and strong brand recognition. Middle Eastern countries primarily consume whole birds of low weight (from 0.8 to 1.3 kilograms) and processed products. With respect to Eurasia, which comprises the Caucasus region and Russia, the Company exports mainly pork and poultry cuts and processed products. The main exports to Asia are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated primarily in processed food products, poultry parts and whole birds.

        In 2008, 74% of the Company's exports were to clients located in investment-grade countries.

Market Overview—Domestic and International Markets

Overview of Brazil's Poultry, Pork and Beef Position in the World

        The potential growth of the Brazilian domestic market for processed food, poultry, pork and beef and Brazil's low production costs are attractive to international competitors. The main barrier to such companies has been the need to build a comprehensive distribution network in Brazil, as well as to establish a network of outgrowers.

  Poultry

        Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the United States Department of Agriculture, or "USDA," as of April 2009. Brazil's production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. This development can be explained by a shift of large Brazilian companies to the production of poultry for export, as well as by the competitiveness of Brazilian poultry. Sanitary problems in producing countries that were traditionally the main producers of poultry, such as the Bovine Spongiform Encephalophy, or "BSE," cases in Europe, avian influenza cases in Thailand and both BSE and avian influenza cases in the United States have changed the world poultry trade dynamics. The reduced competition from major exporting countries affected by sanitary issues and the competitive cost of Brazilian poultry favors Brazil as the most competitive exporter of quality poultry cuts. Additionally, several new markets in Europe, Africa and the Middle East have opened to Brazilian poultry producers, and the number of markets to which Brazil has access was approximately 120 in 2008, according to ABEF. The USDA projects a decrease in global production and exports for 2009 and an increase in consumption volumes for poultry. For Brazil, the USDA estimates that the Brazilian poultry market will have a volume growth of 3.2% in production, 2.6% in exports and 3.4% in consumption in 2009 compared to 2008.

        In 2008, the European Union was the largest market for Brazilian poultry exports, mainly poultry parts. The increase in poultry exports to the European Union also reflects a significant increase in exports of processed poultry. The European Union market accounted for nearly 80% of all processed poultry exports from Brazil. In 2008, Hong Kong was the second largest market for Brazil's poultry exports, mostly poultry parts. Saudi Arabia, traditionally Brazil's largest single export market for poultry, now ranks third. Saudi Arabia accounted for nearly 36% of all Brazilian poultry exports to the Middle East. Japan was the fourth largest destination for Brazilian poultry in 2008, also mainly poultry parts.

        The following tables identify Brazil's position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
Primary Poultry Producers	2005	2006	2007(2)	2008(2)	2009(3)
	(In thousands of tons—"ready to cook" equivalent)
U.S.A.	18,334	18,473	18,889	19,357	18,515
China	10,204	10,354	11,296	11,900	12,138
Brazil	9,710	9,708	10,763	11,543	11,910
European Union (27 countries)	10,088	9,598	10,110	10,320	10,350
Mexico	2,512	2,606	2,698	2,819	2,811
Others	17,135	18,453	19,568	20,610	20,766
Total	67,983	69,192	73,324	76,549	76,490

Primary Poultry Exporters	2005	2006	2007(2)	2008(2)	2009(3)
	(In thousands of tons—"ready to cook" equivalent)
Brazil	2,900	2,658	3,099	3,457	3,546
U.S.A.	2,618	2,609	2,926	3,465	3,003
European Union (27 countries)	855	820	759	865	805
China	331	322	358	285	215
Thailand	488	450	524	383	360
Others	469	394	483	619	580
Total	7,432	7,120	7,962	9,074	8,509

Primary Poultry Consumers	2005	2006	2007(2)	2008(3)	2009(3)
	(In thousands of tons—"ready to cook" equivalent)
U.S.A.	15,676	15,966	15,982	15,857	15,641
China	10,104	10,392	11,450	12,064	12,408
European Union (27 countries)	9,970	9,496	10,127	10,247	10,345
Brazil	6,811	7,050	7,665	8,087	8,364
Mexico	3,065	3,216	3,280	3,458	3,475
Russia	2,263	2,483	2,678	2,859	2,915
Others	19,283	20,291	21,753	22,998	23,079
Total	67,172	68,894	72,935	75,570	76,227

(1)
Includes chicken, special poultry and turkey.

(2)
Preliminary data.

(3)
Estimated.

Source: USDA April 2009.

  Pork

        According to tonnage data compiled by the USDA, Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world. Brazil's production, exports and consumption of pork has increased over the last five years, although not as significantly as they have for poultry. The USDA projects an increase in global production and consumption of pork in 2009, but a decrease of approximately of 2.5% in Brazil's pork exports for the year. Contraction in Brazilian exports reflects financial difficulties in importer countries as well as a decrease in exports from Russia due to decreasing quotas of imports there.

        Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Measured by the average birth rate of piglets, productivity doubled since the 1970s, and the birth rate reached 24 animals per female. Research developments have also contributed to help reduce fat by 31%, cholesterol by 10% and calories by 14% in pork produced in Brazil. This enhancement allows for a higher percentage of prime cuts, more meat per carcass and more nutritious and healthier meat. In addition, the production increase was also due to better genetic potential of breeders.

        Russia remains Brazil's largest destination for pork exports as demand growth exceeds Russian meat producers' ability to respond. Brazil has been affected less than its competitors by the sharp rise in the price of soy meal and corn as its large processing companies have built large new facilities in the midwest where soy and corn are more cost competitive than in traditional meat-producing states in the southern part of Brazil. Hong Kong is the second largest market for Brazilian pork exports with a 20.5% market share by volume, followed by Ukraine, the third largest market for Brazilian pork exports, with 9.3% of market share by volume.

        The following tables identify Brazil's position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2005	2006	2007(1)	2008(2)	2009(2)
	(In thousands of tons—weight in equivalent carcass)
China	45,553	46,505	42,878	46,150	48,700
European Union (27 countries)	21,676	21,791	22,858	22,530	22,100
U.S.A.	9,392	9,559	9,962	10,599	10,339
Brazil	2,710	2,830	2,990	3,015	3,010
Russian Federation	1,735	1,805	1,910	2,060	2,145
Canada	1,920	1,898	1,894	1,920	1,960
Others	11,565	11,768	12,208	12,167	12,064
Total	94,551	96,156	94,700	98,441	100,318

Main Pork Exporters	2005	2006	2007(1)	2008(2)	2009(2)
	(In thousands of tons—weight in equivalent carcass)
U.S.A	1,209	1,359	1,425	2,117	1,837
European Union (27 countries)	1,143	1,284	1,286	1,715	1,250
Canada	1,084	1,081	1,033	1,129	1,150
Brazil	761	639	730	625	610
China	502	544	350	223	210
Chile	128	130	148	142	130
Others	179	187	190	186	192
Total	5,006	5,224	5,162	6,137	5,379

Main Pork Consumers	2005	2006	2007(1)	2008(2)	2009(2)
	(In thousands of tons—weight in equivalent carcass)
China	45,139	46,051	42,726	46,357	48,790
European Union (27 countries)	20,632	20,632	21,507	20,970	20,905
U.S.A.	8,669	8,640	8,966	8,811	8,884
Russian Federation	2,486	2,639	2,803	3,112	2,894
Japan	2,509	2,452	2,473	2,486	2,476
Brazil	1,949	2,191	2,260	2,390	2,400
Others	12,805	13,315	13,814	14,143	13,822
Total	94,189	95,920	94,549	98,269	100,171

(1)
Preliminary data.

(2)
Estimated.

Source: USDA—April 2009.

  Beef

        Brazil is the largest exporter, the second largest producer and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The USDA projects a decrease in global production, consumption and an increase in exports of beef in 2009. We believe that the economic crisis and its potential effect on consumer habits may lead customers to look for cheaper meats (such as poultry and pork) and non-animal proteins (such as vegetables), which would likely cause decreases in beef consumption.

	World Beef Panorama
Main Beef Producers	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons—weight in equivalent carcass)
United States	11,318	11,980	12,096	12,163	12,105
Brazil	8,592	9,025	9,303	9,024	8,935
China	5,681	5,767	6,134	6,100	6,000
European Union (27 countries)	8,090	8,150	8,188	8,100	8,200
Argentina	3,200	3,100	3,300	3,150	3,010
India	2,250	2,375	2,413	2,470	2,475
Others	17,548	17,762	17,464	17,531	16,923
Total	56,679	58,159	58,898	58,538	57,648

	World Beef Panorama
Main Beef Exporters	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons—weight in equivalent carcass)
Brazil	1,845	2,084	2,189	1,801	1,675
Australia	1,388	1,430	1,400	1,407	1,350
India	617	681	678	625	600
U.S.A	316	519	650	856	826
New Zealand	577	530	496	533	525
Others	2,572	2,273	2,230	2,343	2,254
Total	7,315	7,517	7,643	7,565	7,230

	World Beef Panorama
Main Beef Consumers	2005	2006	2007(1)	2008(1)	2009(2)
	(In thousands of tons—weight in equivalent carcass)
U.S.A	12,664	12,833	12,829	12,452	12,554
European Union (27 countries)	8,550	8,649	8,691	8,362	8,520
Brazil	6,795	6,969	7,144	7,252	7,290
China	5,614	5,692	6,065	6,062	5,968
Argentina	2,451	2,553	2,771	2,733	2,614
Mexico	2,428	2,519	2,568	2,591	2,538
Others	17,702	18,153	19,240	18,317	17,554
Total	56,204	57,368	58,308	57,769	57,038

(1)
Preliminary data

(2)
Estimated

Source: USDA—April 2009

Brazilian Domestic Market

        Brazil is the fifth largest country in the world, both in terms of land mass and population. It had an estimated population of 191.5 million people as of May 2009, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or "IBGE." Brazil had an estimated gross domestic product, or GDP of R$2.9 trillion for 2008, representing an 11.2% increase over GDP of R$2.6 trillion for 2007, in each case in nominal terms. The global economic recession that erupted in 2008 particularly affected the Brazilian economy during the fourth quarter of 2008 and the first half of 2009. The Brazilian Central Bank forecasts that the Brazilian GDP in 2009 will decrease 0.71% compared to 2008. Disposable income per capita declined between 2001 and 2004, though it rebounded from 2005 to 2008. Real income and nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher, respectively, than those in 2007. Due to the global economic crisis, however, these economic developments may not result in increased domestic food consumption going forward. The IPCA inflation rate was 4.5% in 2007 and 5.9% in 2008, continuing a trend of moderate inflation rates when compared with Brazil's historical experience of high rates of inflation.

        In the first quarter of 2009, industry activity slowed, mostly due to contraction in external demand. In the domestic market, deterioration in the labor market did not significantly affect retail sales.

        Brazil is a large consumer of meat, with estimated per capita meat consumption of 87.8 kilograms in 2008, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

        Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend toward improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. However, declines in disposable income between 2001 and 2004 partially offset other positive economic developments that contributed to demand. More recently, in the fourth quarter of 2008, the worsening of the global economic and financial crisis began to affect demand for our products in the Brazilian market. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and have continued to do so in 2009. For information about certain expected macroeconomic trends for 2009, see "Item 5. Operating and Financial Review and Prospects—D. Trend Information."

        The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably Sadia and Perdigão, but also Aurora—Cooperativa Central Oeste Caterinense Ltda., or "Aurora," and Seara Alimentos S.A., or "Seara" (which is now owned by Cargill). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling higher value-added processed food products because these products support better margins than do fresh and frozen poultry and pork products which are more similar to commodities in nature.

        Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$14.0 billion in 2008, representing an 11% increase over R$12.6 billion in 2007. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.5 billion in Brazil in 2008, a 14% increase over R$2.2 billion in net sales in 2007. The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts, with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

        The size of the Brazilian margarine market was approximately R$2.3 billion in 2008, according to A.C. Nielsen do Brasil S.A.

Export Markets

        The global trade in poultry, pork and beef products has grown in recent years, according to the USDA, and meat consumption among major countries has also grown. Brazilian export volumes of chicken grew at an accumulated rate of 11% in 2008, in terms of volume, from 3,287 thousand tons to 3,646 thousand tons. However, Brazilian exports of pork decreased at an accumulated rate of 13% in 2008, from 606 thousand tons to 529 thousand tons. In addition, Brazilian exports of beef decreased at an accumulated rate of 14% in 2008, from 1,615 thousand tons to 1,383 thousand tons. The worsening of the global economic and financial crisis in the fourth quarter of 2008 led to significant weakness in demand for pork, beef and poultry at the end of 2008, and this weakness has continued in the first half of 2009.

        Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

        Global demand for Brazilian poultry, pork and beef products is significantly affected (depending on the export market, trade barriers, sanitary requirements and disease-related bans) by religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork import). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

        Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 424 confirmed human cases of avian influenza and 261 deaths, according to the World Health Organization, with an increased number of deaths each year since 2003. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

        Similarly, global trade in pork products has been negatively affected in 2009 by the spread of A(H1N1) influenza, also called "swine flu," in many countries. More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a "global pandemic." Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but as the World Health Organization, or "WHO," and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries have since reopened their markets to producers from Mexico, the United States and Canada. Still, some states in countries that import pork continue to impose restrictions on pork imports from Mexico, the United States and Canada. Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in our export markets or in Brazil. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.

        In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are similar to commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts but will also sell increasing volumes of processed food products.

Competition

  Domestic Market

        We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitors are Aurora and Seara and, historically, Perdigão.

        In the specialty meats market, which encompasses processed meat products such as ham, salami and sausages, we had a 31.0% market share by sales revenue in 2008, while Perdigão, Aurora and Seara had market shares of 25.8%, 8.1% and 4.0%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$14.0 billion in Brazil in 2008, compared to R$12.6 billion in 2007, an increase of 11%. Since 1995, this market has had annual average growth of 9.9% in terms of sales volume. The four largest players accounted for 65.4% of the market in 2008, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

        The following graph shows the historical market share (in percentages) of our Company and our major competitors, by sales volume, in specialty meats for the periods indicated.

By Volume
Source: A.C. Nielsen do Brasil S.A.
YTD: January 2008-December 2008

        In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, "kibes" and meatballs), we had a 34.1% market share by sales volume from December 2007 through November 2008, while Perdigão and Seara held market shares of 35.5% and 6.8%, respectively, according to A.C. Nielsen do Brasil S.A. Marfrig is the fourth largest player in the market with a market share of 3.1% during that period. Since 1995, the market has had an average annual growth of 15.9% in terms of sales volume. The frozen processed meat market accounted for estimated revenues of approximately R$2.5 billion in Brazil in 2008, compared to R$2.2 billion in 2007, an increase of 14%.

        The graph below shows the market share of our company and our major competitors, by volume, in frozen processed meats for the periods indicated.

By Volume
Source: A.C. Nielsen do Brasil S.A.
YTD: December 2007-November 2008

        In the frozen pasta market (which includes lasagnas and other products), we had a 50.6% market share by sales volume in December 2007 through November 2008, while Perdigão had a market share of 37.4%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$425 million in 2008, compared to R$397 million in 2007, an increase of 7%. The frozen pasta market grew at an annual average rate of 23.9% from 1998, when we entered the market, to 2008, in terms of sales volume.

        In the frozen pizza market, we had a 33.8% market share by sales volume from January through December 2008, while Perdigão had a market share of 34.5% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$387 million in 2008, compared to R$381 million in 2007, an increase of 2%. The frozen pizza market grew at an annual average rate of 12.7% from 2000 to 2008 in terms of sales volume.

        In the margarine market, we had a 46.1% market share by sales revenue from December 2007 through November 2008, while Bunge and Perdigão had market shares of 23.8% and 14.3%, respectively, according to A.C. Nielsen do Brasil S.A. The margarine market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2008, according to A.C. Nielsen do Brasil S.A.

        In the Brazilian market for whole poultry, poultry cuts and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant reason that we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

        In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Due to the characteristics of processed food products, with production concentrated among a smaller number of companies and supply aimed at a more restricted group of consumers, we believe the sales volume of processed food products will maintain its trend of growth registered between 2005 and 2007. In addition, since the market for processed food products is still growing in Brazil, we believe that the medium- and long-term prospects for this segment are positive based on the trend over the preceding years.

  Export Markets

        We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Perdigão and Seara compete with us internationally and have many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

        Protectionist measures among Brazil's trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

        The tables below set forth the main Brazilian exporters' percentage of poultry and pork markets in 2008, by total sales volume.

Company	Percentage of Brazilian Exports—Poultry
Sadia	23.31%
Perdigão	21.93%
Seara	11.86%
Frangosul	10.01%
Marfrig	4.72%

    Source: Abef—Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

Company	Percentage of Brazilian Exports—Pork
Perdigão	21.64%
Sadia	17.41%
Aliben	14.20%
Seara	11.15%
Pamplona	8.41%
Aurora	6.84%

    Source: Abipecs—Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

        In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

Seasonal Nature of Business

  Processed Foods, Poultry, Pork and Beef

        Domestic market.    In the domestic market, although our net sales are not subject to large seasonal fluctuations, our fourth quarter is generally our strongest quarter due to increased demand for our products during the Christmas season, particularly turkeys, ham and pork loins. We market certain products specifically for the holiday season. Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

        Export markets.    Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and during the summer months.

Raw Materials

        Sadia owns twelve animal feed plants which have a combined installed capacity of 6.8 million tons per year, a volume sufficient to supply all of the Company's animal feed requirements for its breeding operations. Animal feed that is not used by the Company is sold. The basic raw materials used in animal feed production are soy meal, corn and soybeans, in a mix that contains micronutrients.

        The Company purchases corn and soybeans from rural producers, small merchants, cooperatives, large scale traders, through auctions organized by the Brazilian government and occasionally from

Paraguay. Most of the production of these raw materials is concentrated in the states of Santa Catarina, Paraná, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. Grains are received in bulk and are then weighed. A sample is taken to measure humidity and impurities in the grain. After approval, the grain is unloaded into a hopper for cleaning and drying, after which the grain is milled and then mixed with the other ingredients of the feed.

        Sadia acquires in the spot market meat for the production of frozen and refrigerated processed products. Other inputs, such as seasonings and other ingredients, cardboard boxes, plastic bags (for packaging and labels) and veterinary medicines (for poultry and hog breeding), are acquired from many different sources, both in the domestic and international markets. The price of raw materials that the Company purchases is subject to wide fluctuation (for information on price volatility, see "Item 4. Information on the Company—B. Business Overview—Commodity Prices," "Item 3. Key Information—D. Risk Factors—Risks Relating to the Company's Business and Industry—Sadia's results of operations are subject to cyclicality and volatility affecting both raw material prices and the Company's selling prices" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Quantitative information about market risk—Grain purchase price risk").

Costs and Operating Expenses

        Sadia's principal costs of production are incurred in reais and derive principally from the cost of grains, corn and soybeans, packaging and labor. While input costs are reais-denominated, the domestic commodity prices (grains and packaging) tend to follow international prices and are influenced by exchange rate fluctuations. The Company operates with an average idle capacity of 20% in processed product lines, but our production can be brought to full capacity depending on market demand. Due to the flexibility in the Company's production lines and the diversity of its equipment throughout its fifteen processing plants, the Company's production can be adapted and reformulated depending on its needs to face a determined segment demand and on scheduled night and weekend shifts. The Company also uses supply partnerships to reduce bottlenecks during the production process.

  Commodity Prices

        Many of the raw materials used in our production process are commodities, the prices of which constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are reais-denominated, the commodity prices tend to follow international prices for soy meal and soybeans and, to a lesser extent, for corn. Purchases of corn, soy meal and soybeans represented approximately 28.7% of our cost of sales in 2008, 26.9% in 2007 and 23.4% in 2006. In addition, the selling prices for many of our products, including substantially all of our export products, are highly sensitive to the market prices of those commodities and fluctuate together with them. In 2008, the average corn price quoted on the Chicago Board of Trade (CBOT) was 42.2% higher than the average price in 2007. Soybean prices also increased by 40.5% in 2008 compared to 2007. Moreover, in 2007, prices of both commodities had already risen by more than 40% compared to 2006, meaning that in a two-year period, prices for these grains almost doubled in the international markets. The effect of increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

        Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities.

        The following graph illustrates the movements in the price of corn in Cascavel in the state of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Agra Informa Ltda., or "Agra—FNP," a private Brazilian firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60kg sack)

Source: Agra—FNP

        Current Brazilian government estimates of the Brazilian corn harvest in 2008-2009 forecast 49.9 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or "CONAB," an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in June 2009. This estimate represents a 15% decrease over the 58.7 million tons harvested in 2007-2008. Of these 49.9 million tons, 33.2 million tons are forecasted for the summer crop and 16.7 million tons for the second crop (safrinha), to be harvested up to early August this year. The expected decrease in total corn production is due to reduced corn prices, the credit crunch in the fourth quarter of 2008 and dry weather.

        The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the state of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra FNP.

Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$ per 60kg sack)

Source: Agra—FNP

        Brazil has become the second largest producer of soybeans in the world. According to a survey released by CONAB in June 2009, current Brazilian government estimates of the Brazilian soybean harvest in 2008-2009 forecast 57.1 million tons. This estimate represents a 4.8% decrease over the Brazilian soybean harvest in 2007-2008.

        The estimated total area for the soybean harvest 2008-2009 is 21.7 million hectares. This estimate represents a 2.0% increase over the soybean harvest in 2007-2008.

        The estimated total exports of soybeans for the 2008-09 harvest is 26 million tons, which represents a 6.1% increase over total exports from the 2007-08 harvest (24.5 million tons). Inventory volumes for the 2008-2009 harvest may be reduced compared to 2007-2008. CONAB estimates inventory of 3.0 million tons, while in the last season stocks reached 4.5 million tons.

        Brazilian exports of soybeans from January through December 2008 totaled 24.5 million tons. Revenues from exports totaled U.S.$10.9 billion in 2008, with an average price of U.S.$447 per ton, compared with an average price of U.S.$283 per ton in 2007.

        For information about certain expected trends in commodity prices for 2009, see "Item 5. Operating and Financial Review and Prospects—D. Trend Information—Raw Materials."

Marketing

        Sadia considers its brand name to be one of its most valuable assets.

        In the domestic market, the Company's main brands include Sadia, Rezende, Miss Daisy, Texas, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket and Wilson, all of which are registered with the Brazilian Trademark Office ("INPI"), and Fiesta, which has a pending litigation with respect to its trademark registration but with respect to which a settlement has already been approved by the applicable court. The Company has applied to have the Sadia trademark recognized as a "well known trademark" with the INPI, which is still reviewing such application.

        The Company has a license for the use of the Excelsior trademark, owned by Excelsior Alimentos S.A. pursuant to an agreement valid until September 1, 2013.

        The Sadia trademark is registered in various countries other than Brazil, including Saudi Arabia, United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Iraq, Israel, Lebanon and Oman, in the Middle East, and countries in Europe, Asia and South America.

        The Company's mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, such protection being extended to countries other than Brazil.

        The Company maintains an active marketing program using both electronic and printed media.

        The Company incurred advertising expenses of R$188.3 million, R$184.5 million and R$157.4 million during the years ended December 31, 2008, 2007, and 2006, respectively. Advertising expenses have been affected as a result of the economic downturn and an expected decrease in demand as well as by the Company's current financial condition.

        Marketing expenses are focused on investments in advertising of specific campaigns for the launch of higher value-added products and for the reinforcement of Sadia's brand name.

Logistics

        The Company believes that its logistics system and distribution channels are two of its principal competitive advantages. Sadia has taken many initiatives to sustain its leadership in these areas, which initiatives include partnerships, information technology investments and the development of new processes for the optimization of both domestic and export-related logistics.

  Distribution

        Within the Brazilian market, Sadia sells its finished products through its own distribution network to wholesale and retail outlets, as well as to institutional clients and food services clients. For the year ended December 31, 2008, the Company sold products to approximately 125,000 customers throughout Brazil. Sadia's distribution strategy in Brazil is focused on selling directly to customers rather than selling to large distributors that then resell the products. This strategy avoids concentration among a few large purchasers.

        Sadia maintains sales representation offices in Argentina, Austria, Chile, China, England, Germany, Japan, Netherlands, Portugal, Russia, Turkey, the United Arab Emirates, Uruguay and Venezuela. In 2008, it sold products to approximately 628 foreign clients.

        Our distribution arrangements in our export markets vary according to the market:

        Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food services companies as well as local distributors. We are currently able to distribute products in 24 European countries, and we are able to deliver such products within approximately three to four days of receiving an order. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. We are also able to process some products in Europe, which allows us to distribute those products more effectively.

        Far East. In Japan, our biggest market in the Far East, we sell to distributors and trading companies. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore. Our most popular products in these latter markets include chicken wings and feet and pork cuts.

        Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, who resell our products to supermarkets and other customers. Our Sadia brand of pork, poultry and further processed products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately 60% of our frozen pork cuts to Russia and also supply volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas to poultry in the first half of 2006 led to a significant decline in our sales volumes of poultry products during that period. The Company formed a joint venture in Russia in 2006 with a local partner aiming at local production of meat. The joint venture launched its operations on commercial scale in early 2009. The Company is currently in negotiations to sell its stake in the joint venture to its partner. This decision does not change the Company's market strategy in the Russian market which was built solely based on exports from Brazil. For more information on this joint venture and the contemplated sale of the Company's interest in it, see "Item 4. Information on the Company—A. History and Development of the Company—Investments (Capital Expenditures)."

        Middle East. In the Middle East, we sell our products through large distributors, primarily frozen whole and cut chickens, as well as a significant volume of further processed products. We are leaders in the retail segment in the Gulf countries for whole chicken and chicken parts (according to the Middle East Marketing Research Bureau) and our Sadia brand has reached the leadership on the "Top of Mind" and "Preference" researches, carried out by Information Systems, Organisation and Society (ISOS) Research. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing relationships with large distributors, most of which have been our customers for decades. We have also started developing our own distribution network in Saudi Arabia.

        Americas. In Americas we sell primarily frozen whole chicken and chicken cuts, with Venezuela currently being a very significant market for us. We also have a distribution network in Argentina, Uruguay and Chile.

        Africa and Other Countries. We sell modest amounts of our products to several countries in Africa and other regions, primarily through trading companies that resell our products to distributors. Our sales to many of these countries are subject to significant fluctuations in demand.

        In 2008, the ten largest export customers of the Company represented 43.0% of total exports, while the then largest domestic customers of the Company represented 23.9% of total domestic sales, the largest of such clients accounting for 7.2% of total domestic sales and 11.9% of total export sales.

  Transport

        Sadia uses trucks as the primary method of distributing its products in Brazil. The Company's distribution system is handled by a network of approximately 2,500 third-party refrigerated vehicles of different sizes, for both long- and short-range deliveries, which directly service more than 300,000 points of sale directly throughout Brazil.

        Distribution by truck is made by refrigerated vehicles given the perishable nature of the food products. All trucks are tracked via satellite and have their temperature monitored in real time.

        Sadia also uses railways to transport refrigerated and frozen products. In 2008, approximately 6.6% of Sadia's total volumes were transported by train, a 81.23% increase in volume transported by railway in comparison to 2007. This led to a significant reduction in logistics costs for the routes where railways are used.

        In addition, Sadia uses maritime shipping to send products (approximately 3% of the volume transported in the domestic market) from the south to the north and northeast regions of Brazil.

  Shipment of Exports

        Sadia exports its products to more than 100 countries through 163 ports around the world. Its main export routes are Rotterdam, Shuwaikh, La Guaira, Hong Kong and Tokyo.

        The Company ships 65.7% of its exports through the ports of Paranaguá and Antonina, both in the state of Paraná, 21.0% through the ports of São Francisco do Sul, Itajaí and Navegantes, in the state of Santa Catarina and 12.0% from other ports (including Santos, in the state of São Paulo; Rio de Janeiro, in the state of Rio de Janeiro; and Rio Grande, in the state of Rio Grande do Sul). The remaining 1.3% is exported by truck (road transport).

        In the fourth quarter of 2008, flooding at the ports of Itajaí and Navegantes damaged port infrastructure and required Sadia to divert part of its exports in the region of Santa Catarina to three other ports: Rio Grande, in the state of Rio Grande do Sul, Paranaguá, in the state of Paraná, and São Francisco in the state of Santa Catarina. Sadia had to postpone shipment of 8,000 tons and its freight costs to transfer cargo from Itajaí to other ports increased, adversely affecting its export revenues for the fourth quarter of 2008.

        The ports of Paranaguá and Antonina are owned and administered by the state of Paraná. The port of São Francisco do Sul is owned and administered by the Brazilian federal government, the Itajaí port is owned and administered by the municipal government of Itajaí and the port of Navegantes is privately owned and administered. Shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The ports of Santos and Rio de Janeiro are owned and administered by the Brazilian federal government and the port of Rio Grande is owned and administered by the state of Rio Grande do Sul. The dock workers and other port employees at all of these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but on the other hand have tended to last longer than strikes by government agents. In 2005, in the third quarter of 2007 and in 2008, for example, there were strikes by government agents. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

        The Company has three refrigerated warehouses where cargo is consolidated before shipping. In the port of Paranaguá, the Company has two refrigerated warehouses, each capable of receiving 2,000 tons per day and loading 2,000 tons per day onto pallets. These warehouses have a "drive in" storage system and only operate with palleted cargoes. Since one of the warehouses is located in the wharf area, the Company has priority in the mooring of ships arriving at the port of Paranaguá, thereby avoiding possible additional cost due to delays in loading its cargo. The two Paranaguá refrigerated warehouses have an aggregate storage capacity of 13,500 tons. The Company also has a fully automated warehouse in Ponta Grossa, in the state of Paraná, with storage capacity of 11,000 tons, and is able to receive and load 1,000 thousand tons per day.

        Transport via train is responsible for 3.4% of the transport from the plants to the ports, while the remainder of the transport from the plants to the ports is made by truck (road transport). The Company ships its cargoes in "full container" or conventional "reefer" vessels for palleted cargo.

Sales

        Sadia's structure and commercial policy are split between its specific brands. The Company's Sadia and Rezende brands have their own sales force to allow specific focus and customization of operations. Each sales force is trained to reach customers ranging from major international retailers to small mom and pop stores, with specific profitability and productivity targets. For medium and small retailers, the Company has instituted a telemarketing service, which complements the marketing work of the sales force. The Company also relies to a limited extent on local distributors to serve these customers. Food services is a separate business unit within the Company, with a specific sales force, targeting primarily business customers and offering full solutions to such customers, including products and services.

Brazilian Food Sector Regulation

        The Brazilian Ministry of Agriculture regulates our activities through the Secretary for Agriculture and Cattle Breeding Defense (Secretaria de Defesa Agropecuária) and the Animal Products Inspection Department (Departamento de Inspeção de Produtos Animais). This department is responsible for issuing regulations, conducting inspections and providing legal support relating to livestock, animal breeding, food processing and any other activity involving animal-related affairs in the Brazilian territory. Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Federal Inspection Service of the Federal Office of the Ministry of Agriculture (Serviço de Inspeção Federal da Delegacia Federal do Ministério da Agricultura, Pecuária e Abastecimento), including a license to operate each facility, and must submit to periodic monitoring by the Brazilian state where the facility is located.

        In addition, animal products are required to be identified using labels that have been registered with or approved by the Ministry of Agriculture. Ready-to-eat products that contain animal ingredients are also subject to technical, chemical and microbiological inspections. Violations of regulations of animal products may give rise to penalties, fines, seizure of products or temporary suspensions or permanent injunctions of a company's activities.

Insurance

        We contract insurance to cover the following risks: (1) fire, windstorm, lightning, explosion and other risks to our property, plant and equipment and inventories, with maximum coverage per occurrence of R$475 million, subject to sub-limits, (2) damages for loss of profits, with maximum coverage per occurrence of R$60 million, in case of fire, lightning or explosions, and R$10 million, in case of floods, (3) domestic transportation risks, with maximum coverage per occurrence of R$1.5 million, for which the amounts are calculated based on the registered cargo, (4) international transportation risks, with maximum coverage per occurrence of U.S.$10 million, depending on the shipping terms, and (5) other coverage, including general civil liability, directors' and officers' liability and vehicle insurance. The total coverage of our property, plant and equipment and inventories described in items (1) and (2) above was R$5.4 billion at December 31, 2008, compared to R$4.5 billion at December 31, 2007 and R$3.5 billion at December 31, 2006.

        Activity in Sadia's poultry processing facility located in the city of Toledo, state of Paraná, was interrupted on November 16, 2006 as a result of a fire. The facility was part of, but isolated from, the Company's Toledo production complex and had approximately 400 employees and was responsible for approximately 1.5% of Sadia's total revenues. Production at the affected plant was primarily focused on exports and, once production at the Toledo facility was interrupted, the Company used alternative production units which were able to absorb this transferred production due to an average idle capacity of 20%. No revenues were lost as a result of the Toledo fire and existing insurance covered the damages.

Sustainability and Environment

        Brazilian environmental regulations are based on principles established in the Federal Constitution. The Brazilian federal government, the states and the municipalities have concurrent regulatory jurisdiction over environmental matters. The public administration at each such level of government is responsible for the supervision and control of pollution in any form, as well as for the preservation of forests, water resources and the fauna and flora. The integration of all of the federal, state and municipal agencies responsible for the protection and improvement of environmental quality is undertaken by the Sistema Nacional do Meio Ambiente ("SISNAMA", or the National Environmental System).

        As a producer of foods which uses a wide range of industrial processes, including animal slaughter and meat processing, Sadia is subject to extensive legal requirements, such as rules governing the treatment, discharge and disposal of greenhouse gases and other air emissions, liquid effluents, solid organic and hazardous waste, particle suspension and the reduction of odors. Our units are required to have environmental licenses as well as audit protocols, and to keep records. Sadia has Environmental Committees that are responsible for managing the environmental risks as well as for developing accident-prevention actions and emergency plans. The Company respects the environment at all stages of its production chain, including its activities in the plants, the design of its packaging (developed with a view to reduce the quantity of raw materials used) and its recycling processes. For example, Sadia invests in minimizing the generation of waste by optimizing processes and adopting stringent procedures for controlling the emission of wastes and effluents. The Company's expenditures related to meeting environmental requirements and in-process optimization amounted to approximately R$67.2 million in 2008, R$26.0 million in 2007 and R$12.5 million in 2006.

        Looking towards the future, Sadia has adopted an environmental management system in order to minimize the impacts of its activities on the environment and preserve natural resources. The Company uses specific indicators to monitor operating efficiency, such as consumption of inputs and raw materials, waste disposal, treatment of effluents, the use of energy and fuels among other aspects, depending on the nature of the operations carried out in each unit. Monitoring is conducted at a corporate level, with performance levels set for each plant, with bi-annual as well as random audits to check if the goals were achieved.

        Sadia believes that companies have a decisive role in improving quality of life and in building a fairer society. One of the Company's objectives is to harmonize economic growth with the social development of the communities where it operates, including environmental preservation. That is why the Company created a specific department for promoting changes that serve to improve management processes in the light of sustainability.

        For example, the generation of waste is inherent to Sadia's food production activities, especially in its meat processing product lines. The Company is constantly looking for new alternatives to manage the generation of residue and air emissions. The Sadia Sustainable Hog Breeding Program is one of these alternatives. To reduce emissions of greenhouse gases by using innovative technology, this program consists of installing biodigestors for treating hog droppings with the possibility of generating carbon credits. There are currently 1,065 integrated farmers with treatment systems (biodigestors and flares) within the scope of the project, which is in the process of being registered with the UN and was the first one in the world to adopt the Programmatic methodology (PoA). In 2008, this project was highlighted in the report "Creating Values for Everyone: Strategies to Do Business With Poor People," published by the United Nations Development Program, or "PNUD." In addition, Sadia built the first zero carbon plant in the meat sector—the Vitória de Santo Antão (state of Pernambuco) unit, in 2008. It is expected to offset 100% of its carbon emissions with a reforestation project in degraded areas of the Atlantic Forest in northeastern Brazil by planting 3.5 million native trees.

        See also "—Environmental Issues Affecting the Company's Activities."

C. Organizational Structure

        The following chart shows our corporate structure as of December 31, 2008.

(1)
Walter Fontana Filho owns 1,000 shares of Sadia Industrial Ltda., which represent 0.00004% of its total capital.

(2)
Sadia Industrial Ltda. owns 1,035 shares of Rezende MKT Ltda, which represent 0.0915929% of its total capital.

(3)
Sadia Industrial Ltda. owns one share of Big Foods Ind. Prod. Alimentícios Ltda, which represents 0.000004% of its total capital.

(4)
Sadia Industrial Ltda. owns one share of Estelar Participações Ltda, which represents 0.000003386% of its total capital. Estelar Participações Ltda. is in the process of being liquidated.

(5)
Kraft Foods Brasil S.A. owns 14,108,684 common shares of K&S Alimentos S.A., which represent 51% of its total capital.

(6)
The heirs of Nelson Baumhardt own 3,232 shares of Baumhardt Com. e Part. Ltda., which represent 26.07% of its total capital.

(7)
Baumhardt Com. E Part. Ltda. owns 1,310,409 common shares and 150 preferred shares of Excelsior Alimentos S.A., which represent 25.09% of its total capital.

(8)
Walter Fontana Filho owns one common share of Concórdia Holding Financeira S.A., which represents 0.001% of its total capital. Eduardo Fontana D'Ávila owns 1 common share of Concórdia Holding Financeira S.A., which represents 0.001% of its total capital. Luiz Fernando Furlan owns one common share of Concórdia Holding Financeira S.A., which represents 0.001% of its total capital.

(9)
Sadia Industrial Ltda. owns five common shares and five preferred shares of Concórdia S.A. C.V.M.C.C., which represent 0.001% of its total capital.

(10)
Juan Carlos Seña owns 30 common shares of Sadia Alimentos S.A., which represent 2.5% of its total capital. Walter Fontana Filho owns 30 common shares of Sadia Alimentos S.A., which represent 2.5% of its total capital.

(11)
Nordfin Holding Limited owns 1,133,820 shares of Sadia Chile S.A., which represent 39.99% of its total capital.

(12)
Fomanto Investments Limited owns 40% of Investeast Ltd.'s total capital.

(13)
Alcom Ltd. owns 20 shares of Badi Ltm., which represent 20% of the total paid in capital.

(14)
Sadia Panamá S.A. is in the process of being liquidated.

        The Sadia Group is currently composed of 17 international and ten Brazilian companies, as shown in the chart above, in a total of 24 companies.

        The Company concentrates all production, slaughtering, distribution and product sales activities within Brazil, with the exception of the activities of its plants located in Kaliningrad, Russia and Galeen, Netherlands (see "Item 4. Information on the Company—A. History and Development of the Company—Investments (Capital Expenditures)"). Big Foods Ind. de Produtos Alimentícios Ltda. is an industrial complex located in Tatuí, in the state of São Paulo, specializing in the production of ready-to-eat processed products. Sadia GmbH is a holding company that controls Wellax Food Logistics C.P.A.S.U. Lda., an offshore company responsible for the largest part of Sadia's export operations and that invests in Concordia Foreign Investment Fund, SPC—Class A. Sadia Alimentos S.A., a subsidiary of Sadia International Ltd., is a company established in 2003, with the goal of developing commercial operations in the Argentine market. Sadia Uruguay S.A. and Sadia Chile S.A. are responsible for the distribution and sales of the Company's products in Uruguay and Chile, respectively. Sadia Overseas Ltd. was formed for the purpose of issuing the Company's currently outstanding US$250 million 6.875% Eurobonds due 2017. K&S Alimentos S.A. is a joint venture with Kraft Foods Global Brands, LLC, to engage in activities of manufacturing, marketing and distribution of cheese, including the products currently sold by Kraft under the Philadelphia brand. Baumhardt Comércio e Participações Ltda. is the controlling shareholder of Excelsior Alimentos S.A., which is an industrial unit located in Santa Cruz do Sul, in the State of Rio Grande do Sul, consisting of a factory for meat processed products.

        Concórdia Holding Financeira S.A. is a financial holding company that controls a bank (Concórdia Banco S.A., or "Concórdia Banco") and a brokerage firm (Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, or "Concórdia Corretora"). Concórdia Banco S.A. was created on June 19, 2008 and received a license to operate as a multiple bank from the Brazilian Central Bank on August 6, 2008. The bank has limited operations. Concórdia Corretora was created on September 20, 1983 and received a license to operate as a commodities, foreign exchange and securities brokerage firm on August 16, 1989. In addition to its brokerage activities, Concórdia Corretora is also engaged in asset management activities. Concórdia Corretora has third-party clients in addition to the Company, whose business represented, in May 2009, 2.34% of the brokerage firm's activities in terms of gross revenues. For more information on the transactions between the Company and Concórdia Holding Financeira and its subsidiaries, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

        Under the terms of the agreement for the proposed business combination with Perdigão, the Company agreed to dispose of all of its shares in Concórdia Holding Financeira S.A. to the Company's controlling shareholders. See "Item 4. Information on the Company—A. History and Development of the Company—Proposed Business Combination with Perdigão."

D. Property, Plant and Equipment

        As of December 31, 2008, Sadia owned 20 plants, including 11 units for poultry slaughtering, five units for pork, one for beef, 12 units for animal feed, two units for the crushing of soybeans and 15 units for processed products (13 in Brazil and two abroad). Some plants are multi-operational and carry out several integrated activities. Sadia owns 23 distribution and commercial centers and 14 representative offices and distribution centers outside of Brazil.

        On November 26, 2007, the Company granted a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Brazilian Federal Revenue Service questioning the compensation in prior years of R$74 million in certain IPI (tax on industrialized products) tax credits against other federal taxes, which compensation right was given to the Company by a final and unappealable decision on January 29, 2009. The Company has filed for an injunction requesting cancellation of such collection notice but a decision is still pending.

Production Facilities

  Owned production facilities

        The table below lists the production facilities Sadia owns and their principal activities:

Country	State	City	Principal activity
Brazil	Distrito Federal	Brasília	Raising and slaughtering chicken, processed products and animal feed
Brazil	Goiás	Buriti Alegre	Slaughtering chicken and animal feed
Brazil	Minas Gerais	Uberlândia	Raising and slaughtering chickens, turkeys and hogs, processed products and animal feed
Brazil	Mato Grosso	Lucas do Rio Verde(*)	Raising and slaughtering chickens and hogs, processed products and animal feed
Brazil	Mato Grosso	Várzea Grande/ Campo Verde(*)	Raising and slaughtering chickens, processed products and animal feed; beef slaughterhouse

Country	State	City	Principal activity
Brazil	Pernambuco	Vitória de Santo Antão	Processed products
Brazil	Paraná	Dois Vizinhos(*)	Raising and slaughtering chickens; animal feed and soybean crushing
Brazil	Paraná	Francisco Beltrão	Raising and slaughtering chickens and turkeys and animal feed
Brazil	Paraná	Paranaguá	Margarine
Brazil	Paraná	Ponta Grossa	Pizzas and pasta, Miss Daisy products, processed products
Brazil	Paraná	Toledo(*)	Raising and slaughtering chickens and hogs; processed products; animal feed and soy oil
Brazil	Rio de Janeiro	Duque de Caxias	Processed products
Brazil	Rio Grande do Sul	Santa Cruz do Sul	Processed products
Brazil	Rio Grande do Sul	Três Passos	Raising and slaughtering hogs and animal feed
Brazil	Santa Catarina	Chapecó(*)	Raising and slaughtering chickens and turkeys, animal feed and processed products
Brazil	Santa Catarina	Concórdia	Raising and slaughtering chickens and hogs, processed products and animal feed
Brazil	Santa Catarina	Faxinal dos Guedes	Raising of chickens and animal feed
Brazil	São Paulo	Tatuí	Processed products
Netherlands	—	Geleen	Processed products
Russia	—	Kaliningrad	Processed products(**)

(*)
Subject to mortgages.

(**)
See "Item 4. Information on the Company—A. History and Development of the Company—Investments (Capital Expenditures)" for information on the planned divestiture of the Russia plant.

        The Company has also granted mortgages of facilities as security for several debt instruments described in "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Debt Profile."

Leased Production Facilities

        The table below lists Sadia's leased production facilities and their principal activities as of December 31, 2008. Local production is carried out under the Sadia brand, in a type of partnership called facon, in which the legal nature of the agreement is that of a "service provision", which means that Sadia engages the processing services of a third-party processing company solely to manufacture a certain product to Sadia specifications. In this case, Sadia provides such partner with all raw materials needed, including packaging. The third-party processing company solely contributes its own labor and manufacturing facilities (machinery, power, etc.). The resulting product of such manufacturing process automatically becomes Sadia's property upon completion of the process.

Country	State	City	Principal activity
Brazil	Paraná	Cascavel	Raising and slaughtering poultry and animal feed
Brazil	Rio Grande do Sul	Nova Araçá	Raising and slaughtering poultry and hogs, industrial products and animal feed
Brazil	Rio Grande do Sul	Lajeado	Raising and slaughtering poultry and animal feed
Brazil	Rio Grande do Sul	Garibaldi	Hatchery, raising and slaughtering poultry and animal feed

Distribution and Commercial Centers

        The Company's distribution centers are equipped with Warehouse Management System, or "WMS," and operate with palletized cargo. The table below lists Sadia's distribution and commercial centers and the corresponding region of activity:

Country	State	City	Region of Activity (Brazil)
Brazil	Amazonas	Manaus	North
Brazil	Bahia	Salvador	Northeast
Brazil	Ceará	Fortaleza	Northeast
Brazil	Distrito Federal	Brasília	Federal District
Brazil	Espírito Santo	Vitória	Southeast
Brazil	Maranhão	Imperatriz	North and Northeast
Brazil	Minas Gerais	Belo Horizonte	Southeast
Brazil	Minas Gerais	Uberlândia	Southeast, Central, North and Northeast
Brazil	Mato Grosso	Cuiabá	Central
Brazil	Mato Grosso do Sul	Campo Grande	Central and South
Brazil	Pará	Belém	North and Northeast
Brazil	Piauí	Teresina	Northeast
Brazil	Pernambuco	Recife	Northeast
Brazil	Paraná	Curitiba	South
Brazil	Paraná	Colombo	South
Brazil	Rio de Janeiro	Duque de Caxias	Southeast
Brazil	Rio Grande do Sul	Porto Alegre	South
Brazil	Santa Catarina	Itajaí	South
Brazil	São Paulo	São Paulo	Southeast
Brazil	São Paulo	Jundiaí	Southeast
Brazil	São Paulo	Campinas	Southeast
Brazil	São Paulo	Ribeirão Preto	Southeast
Brazil	São Paulo	São José dos Campos	Southeast

        As of December 31, 2008, ten of such centers were owned (Manaus, Brasilia, Uberlandia, Cuiabá, Campo Grande, Duque de Caxias, Itajaí, São Paulo, Ribeirão Preto, São José dos Campos) and 13 were leased (Salvador, Fortaleza, Vitória, Imperatriz, Belo Horizonte, Belém, Teresina, Recife, Curitiba, Colombo, Porto Alegre, Jundiaí, Campinas). The Manaus center was sold in June 2009.

Production Capacity

        Sadia's consolidated production capacity is as follows:

	Production Capacity
	2008			2007
	Capacity	Production	Production/Capacity	Capacity	Production	Production/Capacity
Poultry slaughtering (Million heads/year)	918.2	840.8	91.6%	776.0	751.8	96.9%
Hog slaughtering (Million heads/year)	5.2	4.8	92.3%	5.0	4.4	88.0%
Beef slaughtering (Thousand heads/year)	342.2	214	62.5%	300.0	234	78.0%
Processed products (thousands of tons/year)	1,509.40	991.7	65.7%	1,086.0	877.6	80.8%
Animal feed (thousands of tons/year)	6,854.80	6,021.00	87.8%	5,515.4	5,242.70	95.1%

Environmental Issues Affecting the Company's Activities

        As a poultry and hog slaughtering and processing company, Sadia's operations entail environmental risks, especially related to water pollution, generation of greenhouse gases and other air emissions, disposal of hazardous and solid wastes, use of refrigerants, animal treatment and deforestation.

        Environmental licenses are required for operation of the Company's plants because of environmental risks associated with our operations. Environmental licenses of some of the Company's plants are in the process of being renewed. Administrative penalties may be imposed in case of breach of requirements provided under the applicable environmental licenses, and the Company seeks to comply with all such requirements by enforcing an internal control policy in each of its plants.

        The Company takes all measures to comply with the Brazilian environmental laws and regulations and is not aware of any material non-compliance.

        The Company is involved in environmental claims, including judicial and administrative proceedings and a police investigation, involving alleged non-compliance with environmental requirements or cleanup of contamination. The estimated aggregate amount of such claims is approximately R$3 million, including claims that are remote, possible or probable. This estimate may not reflect the actual amount to resolve such claims, however, as it does not reflect the costs of any corrective measures arising out of such claims.

        Additionally, the Company is a party to 23 consent agreements (termo de ajuste de conduta), either executed or under negotiation, relating to a variety of matters arising under environmental laws. The amount due by the Company under the 20 executed consent agreements is R$543.0 thousand, which may increase following execution of the remaining three agreements and the requirements arising out of such agreements.

        As a way of ensuring the sustainability of its activities, Sadia has strict policies and directives for reducing consumption of water and energy and also uses biomass as a substitute for fuel oil and gas to generate thermal energy. All its facilities have wastewater treatment facilities to avoid the contamination of water tables and rivers near the units. The Company also strictly supervises the activities of the poultry and hog outgrowers. The Company also adopts specific indicators of operational control efficiency related to aspects such as consumption of inputs and raw materials, waste disposal, waste treatment, and energy use, among other aspects, depending on the nature of the operations carried out in each Production Unit. The energy consumption ratio per ton produced was reduced by 2.47% in relation to 2007 and water consumption was reduced by 2.9%.

        The Company has environmental Management Committees that are responsible for managing the environmental risks related to its status, as well as for developing accident-prevention actions and elaborating emergency plans.

        The Company utilizes firewood in its productive process that complies with Brazilian environmental legal requirements and is authorized by the IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), the Brazilian Environmental and Renewable Natural Resources Institute. This firewood comes from the Company's own forest land and from third parties, and is used as fuel to warm up the boilers.

        The only environmental requirement for Sadia related to its own forest land is to maintain at least 20% of the Company's forest land as native forest. Sadia is in compliance with such requirement.

        Moreover, the Company has a project aimed at becoming self sufficient in firewood, maintaining forest land for all of its manufacturing units. These areas total 17.3 thousand hectares and supply 56% of the Company's current firewood requirements.

        The Company is also a party to several voluntary commitments relating to issues such as greenhouse gas inventory and control and no use of soybeans and cattle from the Amazon biome.

ITEM 4A.    UNRESOLVED SEC STAFF COMMENTS

        The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission, or "SEC," in respect of its periodic reports under the U.S. Securities Exchange Act of 1934, or the "Exchange Act."

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the risk factors set forth in "Item 3. Key Information—D. Risk Factors," Company's consolidated financial statements and notes thereto, and other financial information included elsewhere in this annual report.

Critical Accounting Policies

        Critical accounting policies are those that are considered important, complex or subjective by the Company's management to the understanding of the Company's financial condition and results, as well as estimates about the effect of matters that are uncertain, complex or subjective.

  Fair Value of Financial Instruments

        Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading, available-for-sale and derivatives. As of December 31, 2008, we recorded a total of R$1,615.6 million and R$1,963.7 million, respectively, in marketable securities and derivatives at fair value on our balance sheet. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate fair value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The aggregate fair values of derivative instruments used to manage currency exposures are sensitive to changes in market conditions, volatility and changes in the timing and amounts of forecasted exposures. The aggregate fair values of derivative instruments used to manage commodity exposures are sensitive to changes in general market conditions in the market prices of the commodities and their volatility, and changes in the timing and amounts due under the contract considering non-performance of the counterparty. The determination of fair value when quoted market prices are not available involves judgment by our management. Judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations or absence thereof. The lack of precision in estimating these factors may affect the amount of gain or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in fair value below amortized costs are "other-than-temporary" in available-for-sale, therefore requiring cost basis to be written down and the recognition of related effects on our statement of income. Factors that are used by management in determining whether a decline is "other-than-temporary" include mainly the observed period of the loss, the degree of the loss and the expectation as of the date of analysis as to the potential for realization of the security.

  Revenue Recognition

        The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a contra account in revenue, entitled "sales deductions." Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf. The fourth quarter has historically been our strongest quarter in terms of our margins due to seasonality of products sold during the holiday season.

  Allowance for Doubtful Accounts

        The collectibility of accounts receivable is based on a combination of factors. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, a specific allowance against amounts due is recorded to reduce the net recognized receivable to an amount that is likely to be collected. In addition, an allowance is recorded based on the length of time receivables are past due and historical experience. In addition, Sadia records a provision in light of past collection and write-off experience, as well as when significant payment delays occur and the Company believes that it may not receive payment in full.

        Given the assumptions involved, such as the financial situation of the Company's debtors, commercial and economic trends, allowances for doubtful accounts are subject to uncertainty and may be revised upward or downward depending on the actual performance of an account receivable.

  Depreciation and Amortization

        Sadia recognizes expenses related to the depreciation and amortization of its property, plant and equipment and breeding stock based on the straight-line and estimated production cost methods, respectively. The useful life of assets and estimates for production are reviewed periodically based on existing facts and circumstances. The determination of useful lives and estimates for production requires considerable judgment and is inherently uncertain, due to changes in technology and industry competition, which could cause early obsolescence of the property, plant and equipment. If Sadia is required to materially change the assumptions used, its depreciation and amortization expense, obsolescence write-off and the net book value of property, plant and equipment could be materially different.

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

  Contingencies

        Sadia establishes provision for contingencies on its balance sheet when it determines, taking into consideration the opinion of its legal advisors, that a loss is probable in one of the labor, tax, civil or arbitration cases to which the Company is a party. Sadia continuously evaluates the estimates and assumptions used to establish the provision for contingencies based on relevant facts and circumstances that may have a material effect on the results of operations and stockholders' equity. Even though management believes that the provisions are presently adequate, the establishment of provisions for judicial or arbitration proceedings involves estimates that can result in the final amount being different than the provisions as a result of uncertainties that are inherent to the establishment of the provision. In case the amount of provisions for contingencies is lower than the amount actually due, an increase in provisions would be necessary.

  Deferred Tax Assets

        Sadia recognizes deferred tax assets and liabilities which do not expire under Brazilian law, arising from tax loss carry-forwards, temporary add-backs and other procedures. Sadia periodically reviews the deferred tax assets for recoverability and establishes a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event the Company or one of its subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, Sadia evaluates the need to establish a valuation allowance against all or a significant portion of the Company's deferred tax assets, resulting in an increase in the effective tax rate, thereby decreasing net income. If Sadia determines that it can realize a deferred tax in excess of its net recorded amount, it decreases the valuation allowance, thereby increasing net income. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in the Company's projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results.

  Pension Benefits

        Sadia accounts for its defined pension plan using actuarial models. These models use an attribution approach, which assumes employees render services over their service lives on a relatively smooth basis and also assumes that the income statement effects of pension benefit plans should follow the same pattern. Sadia accounts for its retirement plan based on actuarial recommendations following the applicable laws, income tax regulations, as well as in accordance with the plan's rules.

        Net pension income or expense is determined using assumptions as of the beginning of each year. These assumptions are established at the end of the prior fiscal year and include expected long-term return rates of the plan assets, discount rates and compensation rate increases. The actual future amounts and experience related to these assumptions determines whether Sadia has created sufficient reserves for accrued pension costs.

Recently Issued and Adopted Accounting Standards

        In April 2009, the Financial Accounting Standards Board, or "FASB," issued three related FASB Staff Positions, or "FSPs," to clarify the application of FASB Statement No. 157 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three FSPs or both the fair-value measurements and other-than-temporary impairment FSPs are adopted simultaneously. These are FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly", FSP No. 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" and FSP No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments."

        FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No. 157 in the current economic environment and re-emphasizes that the objective of a fair value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market. It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with "normal" market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g., by major security types) in annual and interim periods.

        FASB Staff Position FAS No. 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the Staff Position's requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.

        FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also adds a requirement for discussion of changes, if any, in the method used and significant assumption made during the period.

        The Company is in the process of evaluating the impact, if any, of applying these pronouncements on its disclosures.

        In December 2008, the FASB issued (FSP) No.132(R)-1, which amends SFAS 132(R) to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; the impact on the Company's consolidated financial statements will be restricted to the notes thereto as a result of additional disclosure required by such FSP.

        In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No.08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which was issued to clarify how the application of equity method accounting will be affected by SFAS No.141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee's share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively. The Company does not expect any significant impact to its consolidated financial statements.

        In March 2008, the FASB issued FASB Statement No.161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No.133". FASB Statement No.161 amends and expands the disclosure requirements of FASB Statement No.133, "Accounting for

Derivative Instruments and Hedging Activities". The objective of FASB Statement No.161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FASB Statement No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB Statement No.161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of FASB Statement No.133) and related hedged items accounted for under FASB Statement No.133 and its related interpretations. FASB Statement No.161 also amends certain provisions of FASB Statement No.131. FASB Statement No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FASB Statement No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of FASB Statement No.161 will have any significant impact on its financial statement presentation or disclosures.

        In February 2008, the FASB issued FSP 157-2, which delays the Company's January 1, 2008, effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

        In December 2007, the FASB issued FASB Statement No.141(R), "Business Combinations, and FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No.51". Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company's subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from the adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of Statement No. 140", which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS No. 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of the adoption of SFAS 166 on our consolidated financial position or results of operations.

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, "Accounting for Transfers of Financial Assets", and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of the adoption of SFAS 167 on our consolidated financial position or results of operations.

        Effective January 1, 2008, the Company adopted SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the Company's application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", which clarifies the application of SFAS 157 to assets participating in inactive markets and by FSP SFAS 157-4, which is discussed at the beginning of this subsection.

        SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, it does not require any new fair value measurements but it would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

        The implementation of SFAS 157 did not have material impact on the Company's consolidated financial statements other than additional disclosures that have been incorporated into note 21 of these financial statements.

        In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption did not impact the Company's financial statements.

  Hedging Transactions, Losses and Exposures

        The Company has historically protected its exposure to risks related to currency variations and changes in interest rates through cash management and financial operations using currency derivatives available in the domestic and international markets. In the fall of 2008, the Brazilian real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, it had sustained significant losses on such derivative transactions, which losses also resulted from certain activities of the Company's former finance officer. The Company terminated a number of its then existing derivative transactions in order to minimize further losses.

        In connection with these losses, the Company, as well as certain individuals who were officers and/or directors of the Company during the events at issue, were named in five lawsuits in the United States alleging various violations of U.S. federal securities laws related to losses that the Company incurred with respect to exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit. For more detailed information on the litigation related thereto, see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil litigation." Since the derivative losses, the Company has significantly reduced its exposure to currency derivatives, and as of May 31, 2009, the Company had US$39.0 million (short position) of net notional amount remaining on such derivatives, and the fair value of its outstanding derivative positions was a loss of R$68.7 million.

        Following the derivative losses described above, the Company retained BDO Trevisan, as unanimously approved by all of the shareholders present at the meeting in question, to conduct an independent investigation of the financial transactions that led to the currency derivative losses, including the potential liability of Company officers to indemnify the Company in relation to such transactions in light of Article 159 of the Brazilian Corporations Law.

        The conclusions of the BDO report were also considered by the shareholders who voted unanimously at an Extraordinary Meeting of Shareholders held on April 6, 2009, for the Company to file a liability action against the former Chief Financial Officer (based on negligent conduct, bad business judgment or imprudence, under Brazilian Corporations Law Article 159), seeking indemnification for the Company's losses. As a consequence, Sadia has retained a specialized law firm to evaluate the facts and merits of the case, including the BDO report, so that such law firm can recommend to the Company whether to file such an action against the former Chief Financial Officer. A lawsuit in connection with such matter was filed on June 18, 2009.

        In the fall of 2008, the Company also sustained losses in the amount of US$116.5 million on financial investment operations relating to bonds connected to Lehman Brothers Bank, which went bankrupt during the worldwide financial crisis.

        See also note 6 to the consolidated financial statements.

Principal Factors

  Brazilian and Global Economic Conditions

        Growth rates in the Brazilian economy have risen considerably in recent years. GDP growth was 2.3% in 2005, 2.9% in 2006, 5.4% in 2007 and 5.1% in 2008, according to the IBGE. Although the Brazilian economy has shown positive growth trends in the past few years, the economy has recently been affected by factors that include:

  •
  the global economic crisis since late 2007, which first affected our export sales and later affected our domestic market sales;

  •
  the steady appreciation of the real against the U.S. dollar from 2004 through 2007, followed by the sharp 31.9% devaluation of the real against the U.S. dollar in 2008; and

  •
  volatility in commodity prices and oil prices, exacerbated by the global economic crisis.

        From 2003 to 2007, the devaluation of the U.S. dollar against other currencies and the conservative monetary and fiscal policies of the current government led to an appreciation of the real in relation to the U.S. dollar. The basic interest rate increased until June 2003, when the Central Bank began to decrease it, reaching 11.25% in April 2008.

        In 2008, in the midst of the global economic crisis, the real depreciated against the U.S. dollar by 31.94%. In 2008, the Central Bank reversed the interest rate trend, increasing the basic interest rate to 13.75%.

        The Brazilian economy remains highly susceptible to political and economic changes in Brazil, in other emerging markets and in the global economy. Brazilian macroeconomic factors also have a direct effect on domestic demand for our products. For example, demand for our specialty meats, frozen processed meats and other frozen foods among the low-income population in Brazil is significantly affected by levels of disposable income. After significant decreases in real income from 1998 through 2004, real income grew from 2005 to 2008. Real income and nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher, respectively, than those in 2007. Due to the global economic crisis, however, this data may not translate into increased domestic food consumption going forward. The average unemployment rate in Brazil in recent years was also lower than historical levels, reaching 6.8% in December 2008, according to the IBGE.

        As global economic conditions deteriorated significantly in 2008, the Brazilian economy began to be increasingly affected, leading to decreases in industrial output and higher unemployment rates in 2009, with unemployment reaching 9.0% in March 2009, according to the IBGE. These negative trends began to affect domestic consumer confidence in the fourth quarter of 2008 and have continued to do so in 2009.

        For information about certain expected macroeconomic trends for 2009, see "Item 5. Operating and Financial Review and Prospects—D. Trend Information."

  Effects of Trade and Other Barriers

        We monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil because these restrictions significantly affect demand for our products and the levels of our export sales. These restrictions often change from period to period, as illustrated by these examples:

  •
  In late 2005, Russia, the largest import market for our pork cuts, banned imports of Brazilian pork due to outbreaks of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. In April 2006, Russia lifted the ban on imports from the State of Rio Grande do Sul. Although we responded to the ban by dedicating our production of pork cuts in Rio Grande do Sul to the Russian market, the ban had an adverse effect on our results of operations in the first half of 2006. In addition, when we shift production among our facilities to respond to trade restrictions like this one, we incur additional production costs.

  •
  In the first half of 2006, our exports of poultry cuts to Russia were significantly lower than in the same period in 2005 because of a delay in allocating quotas for poultry products. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation.

  •
  In 2005, in a proceeding before the World Trade Organization, Brazil obtained a favorable result in a panel against the European Union involving the classification of exports of salted chicken breast meat. The European Union has introduced quotas on imports of Brazilian salted chicken breast, marinated turkey breast and processed chicken. Since July 2007, Brazil has been granted a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others continues to be permitted at the traditional import tariffs for unprocessed products.

  •
  In December 2007, Russia started to reopen its markets to imports of Brazilian beef and pork products from certain states of Brazil, and currently has its market open to imports from most states, including the states of Santa Catarina, São Paulo, Paraná, Mato Grosso do Sul, Minas Gerais and Goiás.

  •
  Ukraine also restricted pork imports for the retail market, on which higher taxes are levied, for a period through December 2008. More recently, in March 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil.

        In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long-term, these restrictions affect the rate of growth of our business.

  Effect of Animal Diseases

  Avian Influenza (H5N1)

        Global demand for poultry products decreased in the first half of 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in those markets in that period. Although net sales of poultry products in the domestic market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets. These factors negatively affected our overall financial performance in the first half of 2006 as compared to the corresponding period in 2005.

        In the second half of 2006, poultry exports, demand, production and global inventories gradually improved. Poultry exports also increased in 2007 and in 2008. However, if there are significant numbers of new avian influenza cases in humans, even if they do not occur in any of our markets, then demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans may negatively impact our business, due to the public sensitivity to the disease.

        The Brazilian Ministry of Agriculture established a plan for the prevention of outbreaks of avian influenza and Newcastle disease in April 2006, providing for the inspection of Brazilian states' sanitary systems. The states that have voluntarily adhered to the government plan were inspected based on several criteria, including the existence and sufficiency of emergency plans, adequacy of veterinary care and compliance with the rules of the government plan for poultry health.

        In addition to the Brazilian government plan, we have implemented our own regionalization plan to minimize the transportation of raw materials and finished products across state lines and to allow us to isolate production in any state in which an outbreak of an animal disease may occur. We could incur costs in connection with the implementation of the Brazilian government plan and our own regionalization plan.

        The avian influenza virus can be killed by cooking raw chicken and eggs at 67°C. Some poultry producing countries, such as Thailand, have responded to avian influenza outbreaks in their countries by shifting poultry production to cooked products. If an avian influenza outbreak were to occur in Brazil, we might find it necessary to redirect a significant portion of our poultry production to cooked products. Even if we were to do so, however, we expect that demand for our products would still be adversely affected by any instance of avian influenza in Brazil.

        New cases of avian influenza reported in the international market did not materially affect the demand for our products in 2007 or 2008.

  A(H1N1) Influenza ("Swine Flu")

        In 2009, A(H1N1) influenza, also called "swine flu," spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as "A/CALIFORNIA/04/2009," which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the WHO, there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.

        More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and as of June 2009, WHO declared a flu alert level six, signaling a pandemic. Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

        To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A(H1N1) influenza in Brazil could lead to restrictions on the export of some of our products to key export markets.

        Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of this disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.

  Other Animal Diseases

        Demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. We do not raise hogs in Mato Grosso do Sul, but our Toledo plant in Paraná accounts for 30% of our total hog production. In addition, these bans affected Brazilian imports into Russia generally and required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that was not subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states effective December 2007. Our net sales of pork cuts in our export markets were negatively affected by this ban, especially in the first half of 2006.

  Effect of Export Market Demand on the Domestic Market

        Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on the supply and the selling prices for those products in the domestic market. When concerns about global outbreaks of animal diseases, imposition of trade barriers and other factors lead to a demand decrease in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increase in supply in the domestic market generally leads to a decrease in selling prices, which affects our net sales in the domestic market. Global concerns about avian influenza and the Russian restrictions on Brazilian pork imports, for example, were largely responsible for a 5.3% average decrease in selling prices for our pork, poultry, beef, milk and processed food products in the domestic market in the first half of 2006, with the prices of poultry, pork and beef that are more similar to commodities in nature declining more than 10% in that period.

        Similarly, the abrupt decline in export prices in the fourth quarter of 2008 and the beginning of 2009 due to the effect of the global economic crisis on export market demand caused an oversupply of products in the domestic market as Brazilian producers, including our company, redirected products to the Brazilian market, negatively affecting average selling prices.

        We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, our three largest competitors in specialty meats had a combined 60.8% market share by sales volume and 64.9% by sales revenue in 2008, and our three largest competitors in frozen processed meats had a combined 79% market share by sales volume and 82% by sales revenue in 2008, in each case according to A.C. Nielsen do Brasil S.A. See "Item 4. Information on the Company—B. Business Overview—Competition." Such concentrations of market share sometimes give our competitors the ability to significantly influence selling prices in our markets through the volumes they choose to sell in those markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

  Commodity Prices

        For information on commodity prices, see "Item 4. Information on the Company—B. Business Overview—Costs and Operating Expenses—Commodity Prices."

  Effects of Exchange Variations and Inflation

        The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor, or "INPC"), the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado, or "IPCA") and the General Market Price Index (Índice Geral de Preços do Mercado, or "IGP-M").

	2008		2007		2006		2005		2004
Appreciation (devaluation) of the real against the U.S. dollar		(31.94)%		16.3%		9.5%		13.4%		8.8%
Period-end exchange rate (U.S.$1.00)	R$	2.34	R$	1.77	R$	2.14	R$	2.34	R$	2.65
Average (daily) exchange rate (U.S.$1.00)(1)	R$	1.84	R$	1.95	R$	2.18	R$	2.44	R$	2.93
Inflation (INPC)(2)		6.5%		5.2%		2.8%		5.1%		6.1%
Inflation (IPCA)(3)		5.9%		4.5%		3.1%		5.7%		7.6%
Inflation (IGP-M)(4)		9.8%		7.6%		3.8%		1.2%		12.4%

Sources: IBGE, Fundação Getúlio Vargas and the Brazilian Central Bank.

(1)
The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)
The INPC is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or "IBGE", measuring inflation for families with income between one and eight minimum monthly wages in eleven metropolitan areas of Brazil.

(3)
The IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(4)
The IGP-M gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

        Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore value of our net sales from exports. For example, in 2008, our export volumes increased 5.0%, while our gross sales from exports increased 20.5% as a result of the significant devaluation of the real against the U.S. dollar during that period.

        The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are linked to the CBOT price, among other variables. The price of corn, another important ingredient of our feedstock, is linked, to a lesser extent, to the CBOT price, among other variables. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, plastic for packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

        We had total foreign currency-denominated debt obligations in an aggregate amount of R$5,114.7 million at December 31, 2008, representing 57.8% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we need in order to meet debt service requirements of our foreign currency-denominated obligations.

        Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated quarterly or annually, increases in inflation have a rapid impact on our net sales and costs. Main feedstocks of each industry together with the IGP-M/IPCA index are used as reference in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.

        In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers' syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

  Effect of Interest Rates

        Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2008, 77.8% of our total liabilities from indebtedness amounting to R$6,881.4 million and derivative instruments of R$2,777.1 million bore interest based on floating interest rates, either because they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because they were dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the six-month LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

        The table below shows the 12-month average of the interest rates which we are exposed to:

	Average During 12-Month Period Ended December 31,
	2008	2007	2006
TJLP	6.25%	6.37%	6.90%
CDI	12.28%	11.91%	15.23%
Six-month LIBOR	3.06%	5.25%	5.27%

  Freight Costs

        The cost of transporting our products throughout our domestic distribution network and to our export customers is significant and is affected by fluctuations in the price of oil. In the year ended December 31, 2008, freight costs represented approximately 5.6% of our net sales (6.4% in the year ended December 31, 2007). For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

A. Operating Results

        The following table summarizes certain selected financial data derived from the Company's statement of income for 2008, 2007 and 2006.

	Consolidated Income Statement Years Ended December 31, (R$ Million)
	2008	2007	2006
Gross operating revenue	12,191.9	9,955.9	7,894.1
Value-added tax on sales	(1,309.0)	(1,092.1)	(939.7)
Sales deductions	(154.3)	(109.6)	(124.1)

Net operating revenue	10,728.6	8,754.2	6,830.3
Cost of goods sold	(8,060.4)	(6,325.5)	(5,212.6)

Gross profit	2,668.2	2,428.7	1,617.7
Operating expenses:
Selling	(1,700.1)	(1,477.7)	(1,303.0)
General and administrative	(186.0)	(99.7)	(96.5)
Other operating income (expenses), net	4.2	18.0	84.0

Total operating expenses	(1,881.9)	(1,559.4)	(1,315.5)

Operating income	786.3	869.3	302.2
Interest expense	(1,049.6)	(338.3)	(310.6)
Interest income and other	188.8	412.6	240.0
Foreign currency exchange gain (loss), net	(3,147.0)	28.9	157.0

Income (loss) before income taxes, equity income of investees and minority interest	(3,221.5)	972.6	388.7

	Consolidated Income Statement Years Ended December 31, (R$ Million)
	2008	2007	2006
Income tax benefit (expense)
Current benefit (expense)	(26.5)	(76.6)	(11.0)
Deferred tax benefit (expense)	728.3	(55.0)	(18.1)

Total income tax	701.8	(131.6)	(29.1)
Income (loss) before equity income of investees and minority interest	(2,519.7)	840.9	359.6
Equity income (loss) of investees	(2.9)	—	(0.2)
Minority interest	10.3	1.0	1.1
Income (loss) before cumulative effect of accounting change		—	360.6
Cumulative effect of accounting change, net of tax	—	—	—

Net income (loss)	(2,512.3)	841.9	360.6

        The following table sets forth components of Sadia's cost of goods sold, expressed as a percentage of total cost of goods sold for 2008, 2007 and 2006:

	Year Ended December 31,
	2008	2007	2006
Raw Materials	74	72	72
Labor	12	13	13
Depreciation	4	4	4
Other	10	11	11

Total cost of goods sold	100	100	100

Structure and Profitability of the Company's Operations

        The Company's operations are organized in four main segments: "processed products" (frozen and refrigerated products and margarines), "poultry" (chicken and turkey), "pork" and "beef."

        In 2008, approximately 44.2% of the Company's total net operating revenues was derived from the processed products segment, 42.4% from poultry, 6.7% from pork, 3.5% from beef and 3.3% from the other activities segment, such as grain and by-products, hog and poultry breeding, boiled beef, beef parts and resale of products. In 2007, 42.8% of the Company's total net operating revenues was derived from the processed products segment, 43.1% from poultry, 7.1% from pork, 3.8% from beef and 1.6% from other activities. Of the Company's total net operating revenues in 2006, 45.4% was derived from the processed products segment, 42.1% from poultry, 7.2% from pork, 4.5% from beef and 1.4% from other activities.

        In 2008, 54.2% of the Company's gross operating revenues was derived from domestic sales and the remaining 45.8% was derived from exports. In 2007, domestic sales represented 53.4% of gross operating revenues and exports were responsible for the remaining 46.6%. In 2006, domestic sales represented 56.8% of gross operating revenues and exports were responsible for the remaining 43.2%.

        Activities related to feed, by-products (feathers, eggs, blood) and sale of products with limited shelf life, among others, are included in the "other" line item in the tables below. Effective in 2008, the line item for "other" in gross operating revenues also includes the impact of operational hedges (hedges recorded in gross operating revenues instead of being recorded in the interest income and other, net and foreign currency exchange gain (loss), net lines, consisting mainly of foreign currency exchange derivatives). See note 21A of the consolidated financial statements.

  Year ended December 31, 2008 compared with year ended December 31, 2007

  Gross Operating Revenue

        Sadia's gross operating revenues, which correspond to the total amount of revenues generated by the Company's sales volumes in 2008 without deducting value-added tax on sales and other sales deductions, increased 22.5% to R$12,191.9 million from R$9,955.9 million in 2007, primarily due to an 8.3% increase in sales volumes to 2.3 million tons. Average prices in the domestic market increased 10.7% in reais terms in 2008 compared to 2007, while in the export market the average increase in prices was of 14.8% in reais terms. The domestic market was responsible for 54.2% of gross operating revenues and 48.2% of sales volumes, while the export market was responsible for the remainder.

        The performance of the industry in 2008 was marked by a strong growth for the first nine months of the year, especially for poultry consumption worldwide and processed products consumption in the domestic market. During the fourth quarter, revenues were adversely affected by the deterioration of the global economy, which resulted in a decrease in sales of animal protein.

        Domestic Market.    In the domestic market, gross operating revenues increased 24.2% to R$6.6 billion in 2008, from R$5.3 billion in 2007, primarily due to a 12.2% increase in sales volume to 1,120.4 thousand tons in 2008 and an increase in average selling prices of 10.7% in reais terms.

        Export Market.    Gross operating revenues in the export market increased 20.5% to R$5.6 billion in 2008 from R$4.6 billion in 2007, primarily due to an increase in average selling prices of 14.8% in reais terms (20.5% in U.S. dollar terms), and to a 5.0% increase in sales volumes to 1,205.3 thousand tons in 2008 from 1,148.3 thousand tons in 2007.

        In the Middle East, we maintained our traditional presence in the main areas of the region, with a strong market position and brand recognition. Middle Eastern countries' consumers primarily consume whole birds of low weight (from 0.8 to 1.3 kilograms) and processed products. Exports to Middle Eastern countries accounted for 26.7% of gross operating revenues in the export market. Europe, which was responsible for 22.2% of export gross operating revenues, is a large purchaser of poultry cuts and processed products. The main exports to Asia, which accounted for 18.7% of all gross operating revenues from exports, are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated mainly on processed products, poultry parts and whole birds. The Americas accounted for 16.6% of export gross operating revenues. With respect to Eurasia, which comprises the Caucasus region and Russia, Sadia's exports were mainly pork and poultry cuts and processed products. This region represented 15.8% of all exports gross operating revenues.

        Processed Products.    Gross operating revenues from processed products increased 27.0% to R$5,876.7 million in 2008 from R$4,627.3 million in 2007.

        Sales of processed products were the main driver of the growth in the domestic market, representing 78.8% of revenues in the domestic market. This result reflects our efforts to adapt our product portfolio, aiming at capturing the demand for higher value-added products in our product mix. We recorded an increase of 13.1% in domestic sales volumes and 25.5% in domestic gross operating revenues. The average selling price of Sadia's processed products sold in Brazil increased 11.0% when compared to the average price in 2007, primarily due to an increase in the price of grains. The highlights of this segment were refrigerated products, mainly sausages, light cold cuts and bologna, as well as frozen products, particularly hamburgers and ready-to-eat dishes, which were the best-selling items in relative terms.

        The sales volume of processed products in the export market totaled 131.6 thousand tons, representing an increase of 18.6% compared with 2007. Export gross operating revenues from this segment increased 39.9% to R$667.8 million, reflecting an 18.0% increase in average selling price in reais of this segment compared with 2007. The products which contributed the most to gross operating revenues of this segment were baked, grilled and breaded products. The main importing region of processed products continued to be Europe.

  Poultry

        Gross operating revenues from poultry increased 23.9% to R$4,759.9 million in 2008 from R$3,840.9 million in 2007.

        Gross operating revenues from poultry in the domestic market increased 11.9% to R$624.3 million primarily due to lower supplies in the domestic market that led to increased average selling prices, which were partially offset by a 0.3% decrease in sales volumes sold in the domestic market to 131.7 thousand tons in 2008, with the diversion of poultry production to the international market. This segment represented 9.4% of total domestic gross operating revenues, a slight decrease from the prior year, when it was 10.5%. The share of poultry as a percentage of total sales volume in 2008 in the domestic market was approximately 11.8%.

        Poultry is our main export segment, representing 74.0% of total export gross operating revenues. Gross operating revenues increased 26.0% to R$4.1 billion. Sales volumes of poultry exports increased 8.2% over the prior year, with 953.0 thousand tons shipped. Stronger demand for poultry meat in the export market resulted in an increase of 16.5% in the average selling price in reais of the segment.

  Pork

        Gross operating revenues from pork increased 12.9% to R$761.8 million in 2008 from R$674.5 million in 2007.

        The pork segment recorded a growth in sales volumes in the domestic market due to the diversion of export production to the domestic market. Gross operating revenues from this segment increased 42.9% as sales volumes of pork in the domestic market increased 9.8% to 48.0 thousand tons in 2008 and as average selling prices increased 30.2%. The contribution of this segment to total domestic revenues in 2008 increased to 4.1% from 3.6% in 2007. The share of pork as a percentage of total sales volume in 2008 in the domestic market was approximately 4.3%.

        Gross operating revenue from exports of pork increased 1.2% to R$489.7 million as average selling prices increased 28.5% in reais due to the reduction of demand of this protein in the export market, which was partially offset by a decrease in sales volume of 21.3% from 108.9 thousand tons in 2007 to 85.7 thousand tons in 2008, due to the redirecting of this protein for the production of processed products, particularly for sales in the domestic market.

  Beef

        Gross operating revenues from the beef segment increased 5.4% to R$346.3 million in 2008 from R$328.5 million in 2007.

        In 2008, gross operating revenues in the beef segment increased 100.2% in the domestic market to R$112.1 million in 2008 from R$56.0 million in 2007, primarily due to an increase in sales volumes to 21.0 thousand tons in 2008 from 9.6 thousand tons in 2007, which was partially offset by a decrease in average selling prices of 8.4% in reais terms. Such increase in domestic market sales volumes was mainly due to the diversion of export sales to the domestic market.

        In the export market, revenues decreased 14.1% to R$234.2 million in 2008, primarily due to a 26.3% decrease in sales volumes to 35.1 thousand tons compared to 2007. This was mainly due to the restrictions imposed by the European Union on imports of beef and the reduction in demand for beef in the main importing markets as a result of the downturn in general economic conditions.

  Sales Deductions and Value-Added Tax on Sales

        Value-added tax on sales consists of ICMS, the Social Contribution on Sales (COFINS) and the contribution to the Social Integration Program (PIS), which increased 19.9% to R$1,309.0 million in 2008. In 2008, total sales deductions increased 40.7% to R$154.3 million. Sales deductions and value-added tax on sales as a percentage of gross sales remained relatively the same, at 12.0% in 2008 compared to 12.1% in 2007.

  Cost of Goods Sold

        Cost of goods sold increased 27.4% to R$8,060.4 million in 2008 from R$6,325.5 million in 2007. As a percentage of net operating revenues, cost of goods sold increased to 75.1% in 2008 from 72.3% in 2007, primarily as a result of a 17.6% increase in the cost per ton sold. This was mainly due to the increase in the prices of corn and soy in the Brazilian market, the main components of Sadia's cost structure.

  Operating Expenses

        Operating expenses increased 20.7% to R$1,881.9 million in 2008 from R$1,559.4 million in 2007.

        Selling expenses increased 15.1% to R$1,700.1 million in 2008 from R$1,477.7 million in 2007. As a percentage of net operating revenues, selling expenses decreased to 15.8% in 2008 from 16.9% in 2007. This was mainly due to a more than proportional increase in net operating revenues that diluted the impact of selling expenses.

        General and administrative expenses increased 86.6% to R$186.0 million in 2008 from R$99.7 million in 2007. As a percentage of net operating revenues, general and administrative expenses increased to 1.7% in 2008 from 1.1% in 2007, primarily due to the hiring of consultants to address specific internal projects.

  Other Operating Income (Expenses), Net

        Other operating income, net decreased to R$4.2 million in 2008 compared to a R$18.0 million gain in 2007.

  Interest Expense and Other

        Interest expense and other increased 210.3% to R$1,049.6 million in 2008 from R$338.3 million in 2007. The main reason for this increase was the increase in net financial debt to R$5,064.6 million in 2008 from R$1,152.5 million in 2007, which was incurred mainly as a result of our significant losses from derivative instruments.

  Interest Income and Other

        In 2008 the Company had interest income and other of R$188.8 million, compared to interest income and other of R$412.6 million in 2007. The main reason for this decrease was a reduced levels of cash and cash equivalents and marketable securities.

  Foreign Currency Exchange Gain (Loss), Net

        Foreign exchange currency gain (loss), net amounted to a loss of R$3,147.0 million in 2008 compared to a gain of R$28.9 million in 2007, which was primarily attributable to two factors: losses from foreign exchange rate derivative contracts and losses from U.S. dollar-denominated debt, which resulted primarily from the 43.0% average depreciation of Brazilian currency against the U.S. dollar for the period from August 29 to December 31, 2008. For additional information on the Company's derivative losses, see "Item 5. Operating and Financial Review and Prospects—Hedging Transactions, Losses and Exposures" and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Sources of Funding."

  Income Tax Benefit (Expense)

        The Company reported a positive value related to income tax benefit of R$701.8 million in 2008, compared to an expense of R$131.6 million in 2007. This increase was mainly a result of a tax benefit of R$728.3 million in 2008, due to the deferral of taxes on foreign currency exchange losses in the amount of R$3,147.0 million.

  Net Income (Loss)

        Sadia reported a loss of R$2,512.3 million for 2008, compared to a gain of R$842.0 million in 2007 mainly due to losses in currency exchange variations in derivative contracts and U.S. dollar-denominated debt.

  Year ended December 31, 2007 compared with year ended December 31, 2006

  Gross Operating Revenues

        Sadia's gross operating revenues in 2007 amounted to R$9,955.9 million, 26.1% higher than gross operating revenues in 2006. Sales volumes reached 2.1 million tons, a 13.4% increase compared to 2006.

        The performance of the industry in 2007 was marked by the increase in poultry consumption worldwide, by the Russian embargo on Brazilian pork imports, by the 11% depreciation of the Brazilian real against the U.S. dollar and by strong domestic demand.

        These factors resulted in an increase in export revenues of 35.9% and an increase in domestic revenues of 14.7% in 2007 compared to 2006.

  Domestic Market

        In the domestic market, gross operating revenues were R$5.3 billion in 2007, an 18.7% increase over 2006. Sales volume reached 998.4 thousand tons, a 7.5% increase over 2006. Processed products were the main driver of domestic market sales, in line with our strategy of focusing on more value-added products.

        The significant increase in revenues and volumes resulted mainly from our strategy of continuing to diversify our sales channels, the release of new products better suited to the consumers' purchasing power and improvement in leveraging the consumer attraction of Sadia's brands.

  Export Market

        Sales in the export market increased from 2006 to 2007 in terms of volumes and revenues. Gross export revenues of R$4.6 billion in 2007 represented an increase of 35.9% compared to 2006. Volumes totaled 1,148.3 thousand tons, representing an increase of 19.1%.

        In the Middle East, we maintained our traditional presence in the main areas of the region, with a strong market position and brand recognition. Middle Eastern consumers primarily consume whole birds of low weight (from 0.8 to 1.3 kilograms) and processed products. Exports to Middle Eastern countries accounted for 21.3% of revenues in the export market. Europe, which was responsible for 27.1% of exports revenues, is a large purchaser of poultry cuts and processed products. The main exports to Asia, which accounted for 14.9% of all revenues from exports, are special poultry cuts, pork carcasses and cuts. In the Americas, sales are concentrated mainly on processed products, poultry parts and whole birds. The Americas accounted for 13.9% of export revenues. With respect to Eurasia, which comprises the Caucasus region and Russia and represented 20.4% of all exports, Sadia exports were mainly pork and poultry cuts and processed products.

  Processed Products

        Sales of processed products were the main driver in domestic revenue growth, representing 78.0% of revenues in the domestic market. This result reflects our efforts to adapt our product portfolio, aiming to capture the demand for higher-value products and leadership across various products in our portfolio. This strategy allowed an increase of 12.4% in volumes and 18.1% in gross operating revenues. The average price of this segment increased by 5.0% compared to the average price in 2006 due to an effort to pass through cost increases.

        Volumes of processed products in the export market totaled 111.0 thousand tons, representing an increase of 45.1% compared to 2006, while the increase in revenues from this segment was of 32.1% (from R$361.6 million to R$477.5 million), reflecting a 9.0% decrease in average prices in reais of this segment compared to 2006. Revenues did not increase as sharply in proportion to the increase in volumes due to the devaluation of the U.S. dollar against the real by 11.0% compared to 2006.

  Poultry

        With the redirection of the poultry production to the international market, the volumes sold in Brazil decreased by 15.1% to 132.0 thousand tons in 2007. This segment represented 10.5% of total domestic revenues, a slight decline from the prior year. Lower supplies directed towards the domestic market drove the average price in this segment up 33.8% and resulted in revenues of R$559.4 million, an increase of 13.6% over the prior year.

        Poultry is our main export segment, accounting for 70.8% of total export revenues. Volumes of poultry exports increased by 15.5% over the prior year, with 880.8 thousand tons shipped. Revenues also increased by 38.3% from the prior year, to R$3.3 billion. Stronger demand for poultry meat in the export market resulted in a raise of 19.7% in the average price in reais of the segment.

  Pork

        The pork segment also recorded growth in volumes sold in the domestic market due to the redirection of exports. Sales of pork in the domestic market rose 6.7% in 2007 to 43.8 thousand tons. This segment's revenues grew by 23.2%, as the average price increased by 28.1%. The share of pork in the total volume sold in 2007 remained stable at 4.4%. The contribution of this segment to total domestic revenues also remained stable at 3.6%.

        In 2007, in Russia, Sadia's major pork export destination, imports from some of the Brazilian states in which Sadia has pork operating units were still banned. The embargo initially was enforced against all Brazilian states in 2005, ultimately being lifted in respect of the states of Rio Grande do Sul, São Paulo, Mato Grosso and Minas Gerais.

        In 2007, the segment recorded an increase in sales of 33.8% in the export market, from 81.4 thousand tons in 2006 to 108.9 thousand tons. This resulted in an increase of 30.5% in this segment's exports revenues to R$484.1 million. The average price of pork shipped declined slightly in the period of 2.5% (13.8% when measured in U.S. dollars).

  Beef

        The beef segment, in which Sadia resumed production at the end of 2005, grew notably in 2007 in comparison to 2006.

        Volumes sold in the domestic market were 9.6 thousand tons. Gross revenues amounted to R$56.0 million.

        In the export market, the beef segment grew to R$272.5 million in gross revenues and to 47.6 thousand tons in volumes.

  Sales Deductions and Tax on Sales

        Value-added tax on sales consists of ICMS, the Social Contribution on Sales (COFINS) and the contribution to the Social Integration Program (PIS), which represented R$1,092.1 million in 2007, a 16.2% increase over 2006. In 2007, total sales deductions decreased by 11.7% compared to 2006, to R$109.6 million. The ratio of sales deductions and value-added tax on sales as a percentage of gross sales was 12.1% in 2007 and 13.4% in 2006.

  Cost of Goods Sold

        Cost of goods sold increased by 21.4% to R$6,325.5 million in 2007 from R$5,216.6 million in 2006. This was mainly due to the increase in the prices of corn and soy in the Brazilian market, the main components of Sadia's cost structure. As a percentage of net operating revenues, cost of goods sold decreased to 72.3% in 2007 from 76.3% in 2006, primarily as a result of the 11.2% increase in average selling prices.

  Selling Expenses

        The ratio of selling expenses over net operating revenues in 2007 was 16.9%, compared to 19.0% in 2006. This was mainly due to a more than proportional increase in net operating revenues that diluted the impact of selling expenses.

  Administrative and General Expenses

        Administrative and general expenses increased 3.3% to R$99.7 million in 2007 from R$96.5 million in 2006. As a percentage of net operating revenues, general expenses were 1.1% in 2007 compared to 1.4% in 2006, with the absolute increase of R$3.2 million primarily due to the expansion of the Company's operations.

  Other Operating Income (Expenses), Net

        Other operating income, net results increased to R$18.0 million in 2007 compared to R$84.0 million in 2006.

        In 2007, the Company obtained recognition of the final, favorable, unappealable decision favorable to the Company on two tax claims filed against the Brazilian federal government, questioning the assessment of certain social contribution taxes benefiting the Rural Laborers Assistance Fund (Fundo de Assistência e Previdência do Trabalhador Rural), or "FUNRURAL," that were allegedly owed in connection with the sale and production of day-old chicks in our incubators, between January 1983 and November 1988. The Company recognized a tax credit in the amount of R$26.5 million, which, net of the legal fees, represented a gain of R$22.0 million.

  Interest Expense and Other

        Interest expense in 2007 amounted to R$338.3 million, an 8.9% increase from the R$310.6 million recorded in 2006. The main reason for this increase was the higher amount of debt owed to BNDES.

  Interest Income and Other

        Interest income and other in 2007 was R$412.6 million, 71.9% above the R$240.0 million accounted for in 2006. The main reason for this increase was the gain from the sale of shares in the IPO of Bovespa and BM&F, which represented a gain of R$165.7 million.

  Foreign Currency Exchange Gain (Loss), Net

        Foreign exchange currency gain, net amounted to a gain of R$28.9 million in 2007 compared to a gain of R$157.1 million in 2006, which was primarily attributable to gains from foreign exchange rate derivative contracts resulting from the 11.0% average appreciation of Brazilian currency against the U.S. dollar in 2007 against 2006.

  Income Tax

        The Company reported income tax and social contribution expenses of R$131.6 million in 2007, against R$29.1 million in 2006. This increase mainly resulted from higher taxable income in 2007 when compared to 2006.

  Net Income

        Sadia's net income was R$842.0 million in 2007, an increase of 133.5% when compared to 2006, mainly as a consequence of higher volumes of poultry exports due to an increase in world demand and a focus on selling higher value-added products both in the domestic and export markets.

B. Liquidity and Capital Resources

Liquidity and Sources of Funding

        The Company's main cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, in order to improve efficiency levels and optimization of processes and (iii) payment of dividends and interest on shareholders' equity. The Company's primary sources of liquidity have traditionally consisted of cash generated from operations and short- and long-term debt. From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements (including bank loans, credit facilities and export financing arrangements) and have issued debt securities.

        As of December 31, 2008, the Company had a total outstanding debt of R$8,844.3 million, working capital deficit of 913.6 million and a net debt position of R$5,064.6 million compared to R$4,016.2 million, working capital of R$2,384.0 million and a net debt position of R$1,152.5 million, respectively, as of December 31, 2007. Approximately 57.8% of its debt (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars) and is therefore exposed to exchange rate variations, while 50.4% (R$4,459.6 million) is short-term debt. We have a substantial amount of debt maturing in the next several years, including debt with an aggregate principal amount of approximately R$1,125.8 million (U.S.$481.7 million), R$938.7 million (U.S.$401.7 million) and R$663.7 million (U.S.$284.0 million) maturing in 2010, 2011 and 2012, respectively.

        The increase in the Company's debt in 2008 compared to 2007 was primarily due to an increase in losses on foreign exchange derivatives resulting from the variation of the U.S. dollar against the Brazilian real, the decrease in value of cash and cash equivalents, receivables from counterparties and marketable securities due in part to the global financial crisis and, to a lesser extent, the increase in capital expenditure.

        In 2008, the Company borrowed approximately US$170 million in the form of pre-export financing having an average coupon of LIBOR plus 1.70%, and maturing between 2011 and 2013. These borrowings were used to finance our export market operations. In order to increase production capacity and upgrade some plants, Sadia also obtained R$471.2 million from the Brazilian National Bank of

Development (BNDES) of which (1) 20% accrues interest pursuant to the so-called "UMBNDES" rate, which reflects the daily exchange rate fluctuations in the basket of currencies in which BNDES borrows, and (2) 80% accrues interest at the TJLP plus an additional 2.59% (average spread), most of which is due in 2018.

        In addition, in September 2008 the Company borrowed R$1,736.7 million in the form of export credit notes (including export credit notes with Banco do Brasil due in September 2009 for an aggregate principal amount of R$1,016.7 million and export credit notes with the same bank due in 2010 for an aggregate principal amount of R$295 million) and short-term debt from commercial banks, with an average interest rate of 117% of Brazilian Interbank Certificates Deposits (Certificados de Depósito Interbancário, or "CDI"). Sadia used these borrowings principally to address the liquidity problems that resulted from the mark-to-market losses relating to Sadia's foreign currency exchange derivatives. Such losses followed the variation of the U.S. dollar against the Brazilian real. In particular, Sadia used these borrowed funds to make deposits in margin accounts, to post additional collateral and to unwind a portion of these derivative instruments with its counterparties.

        In 2007, Sadia issued US$250 million in Eurobonds, with a 6.875% coupon and due in 2017 (10-year maturity). Sadia used these proceeds principally to repay short-term, higher coupon debt and to finance capital investments budgeted for 2007.

        The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the BNDES to set up biodigestors on the properties of the rural producers that are taking part in the Sadia's integration system as part of the Sadia sustainable hog breeding program, which seeks to develop a mechanism for clean development and reduction in emission of carbon gases. The total amount of these guarantees at December 31, 2008 was R$79.7 million (R$51.8 million on December 31, 2007).

        Sadia also participates in a program to assist outgrowers in arranging long-term financing to fund capital expenditures through Banco do Brasil S.A. Sadia currently guarantees some of such financings.

  Cash Flows

        The net cash generated by operating activities totaled R$373.5 million, R$1,085.7 million and (R$9.3) million for the years ended December 31, 2008, 2007 and 2006, respectively.

        Net cash used in investing activities amounted to R$2,338.5 million, R$826.7 million and R$844.3 million for the years ended December 31, 2008, 2007 and 2006 respectively. Net cash provided by financing activities was R$1,349.5 million in 2008, R$27.7 million in 2007 and R$896.7 million in 2006. Cash and cash equivalents and receivables from counterparties at the end of the year was R$397.5 million for 2008, R$1,013.0 million for 2007 and R$726.3 million for 2006.

	Consolidated Cash Flows (R$ Million)
	2008	2007	2006
Net cash provided by operating activities	373.5	1,085.7	(9.3)
Net cash used in investing activities	2,338.5	(826.7)	(844.3)
Net cash provided by financing activities	1,349.5	27.7	896.7

Cash and cash equivalents at end of year	397.5	1,013.0	726.3

  Changes in 2008 relative to 2007:

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities totaled R$373.5 million in 2008 compared to R$1,085.7 million in 2007.

        This decrease was primarily due to:

  •
  the decrease in net income to a loss of R$2,512.3 million in 2008 from net income of R$842.0 million in 2007;

  •
  losses of R$3,147.0 million recorded in foreign currency exchange loss, net consisting of mark-to-market losses relating to the Company's foreign exchange currency derivatives that were due to the variation of the U.S. dollar against the real by 31.9% in 2008, the effects of which losses are included in the net loss described in the preceding bullet point;

  •
  increases in accounts and notes receivable of R$243.9 million in 2008 compared to 2007 due to the implementation of the Company's strategy of increasing sales before year-end in part by increasing its accounts receivable as well as due to the devaluation of the real against the U.S. dollar by approximately 31.9% for the period, which affected almost 30.0% of the Company's receivables that are indexed to the U.S. dollar by increasing their amount in reais terms; and

  •
  increases in inventories of R$660.8 million compared to 2007 due to higher grain costs as well as larger inventories of poultry and pork resulting from lower demand for these proteins, especially in the export market, in part as a result of the adverse global economic and financial conditions.

        Net Cash Used in Investing Activities.    Net cash used in investing activities totaled R$2,338.5 million compared to R$826.7 million in 2007. This increase was due primarily to the increase in purchase of property, plant and equipment of R$1,714.2 million resulting from the increase in capital expenditures by the Company in 2008 in order to increase and upgrade Sadia's production capacity.

        Net Cash Provided by Financing Activities.    Net cash provided by financing activities totaled R$1,349.5 million in 2008 compared to R$27.7 million in 2007. This increase was due to a net increase of R$3,228.8 million in loans received and loans repaid resulting from the additional indebtedness incurred to cover the mark-to-market losses relating to the Company's foreign currency exchange derivatives, including an increase in short-term debt issuances of R$2,689.1 million.

  Changes in 2007 relative to 2006:

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities totaled R$1,085.7 million in 2007 compared to R$9.3 million in 2006. This increase was due primarily to the increase in net income resulting from strong world demand for poultry and high demand for processed products both domestically and abroad.

        In addition, foreign currency exchange gain, net increased due to gains from the Company's foreign currency exchange derivatives that were entered into by the Company to offset foreign currency exchange losses in Sadia's export revenues and benefited from the 11.0% average devaluation of the U.S. dollar against the real in 2007 compared to 2006.

        The decrease in accounts and notes receivable of R$97.4 million in 2007 compared to 2006 was due to the Company's decision to increase its receivable purchase program to a limit of US$150 million.

        The increase in inventories of R$75.1 million in 2007 compared to 2006 was due to an increase in the prices of grain that increased the price of inventories.

        Net Cash Used in Investing Activities.    Net cash used in investing activities totaled R$826.7 million in 2007 compared to R$844.3 million in 2006.

        Changes in available for sale debt securities of R$60.6 million were partially offset by the acquisition of Big Foods Ind. de Produtos Alimentícios Ltda. for R$51.2 million.

        Net Cash Provided by Financing Activities.    Net cash provided by financing activities totaled R$27.7 million in 2007 compared to R$896.7 million in 2006. Loans received and loans repaid presented a net decrease of R$721.0 million in 2007.

        There was an increase in short and long-term debt repayments due to higher cash generation in 2007 compared to 2006.

Indebtedness and Debt Profile

        Sadia borrows funds principally to finance exports and for investments in fixed assets, for the modernization and technological update of the plants, for working capital, and, depending on market conditions, for financial investments.

        At December 31, 2008, the Company's total financial debt was R$8,844.3 million, representing a 120.2% increase as compared to the total debt of R$4,016.2 million on December 31, 2007. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Sources of Funding." In terms of maturity profile, as of December 31, 2008, 49.6% of the Company's debt was accounted for as long-term debt compared to 72.5% as of December 31, 2007, and in terms of breakdown between currencies, 42.2% was denominated in reais and 57.8% in foreign currencies, primarily U.S. dollars, compared to 40.6% and 59.4% as of December 31, 2007.

        At December 31, 2008, Sadia's total cash and cash equivalents, receivables from counterparties and marketable securities amounted to R$3,779.6 million, a 32.0% increase compared to R$2,863.6 million at December 31, 2007. In terms of maturity profile, as of December 31, 2008, 92.8% of cash and cash equivalents, receivables from counterparties and marketable securities were accounted as short-term, compared to 82.5% in 2007.

        The Company's financial debt profile at December 31, 2008 and 2007 was as follows:

R$ Million	2008	2007
Short-term debt	3,037.8	1,102.5
Long-term debt (including current portion of long-term debt)	5,806.5	2,913.6
Total debt	8,844.3	4,016.2
Short-term investments(*)	3,509.3	2,363.1
Long-term investments(**)	270.3	500.5
Total investments	3,779.6	2,863.6

    (*)
    Cash and cash equivalents, receivable from counterparties, marketable securities.

    (**)
    Marketable securities.

        In 2003, the Company entered into an agreement to sell, from time to time, its domestic receivables to a special purpose entity, organized as an investment fund. As of December 31, 2008, the maximum amount of receivables that could be sold under such agreement was R$334.5 million. In 2008, the Company received cash proceeds of R$4.2 billion from the sale of domestic receivables under this agreement and incurred interest expenses of R$32.0 million in 2008 (R$28.0 million in 2007). The cash flows in connection with receivables sold are discounted to present value at a rate that cannot be lower than 95% of the average rate of Brazilian interbank certificate deposits (CDI) (13.61% per annum at December 31, 2008). Based on the structure of this transaction, the agreement has been accounted for as an indebtedness by the Company. As of December 31, 2008, the accounts receivable sold under this agreement totaled R$295.2 million (R$347.8 million on December 31, 2007).

        On September 24, 2008, the Company borrowed R$911.7 million pursuant to export credit notes with Banco do Brasil due on September 24, 2009, at a rate of 125% of CDI per annum. The export credit notes are secured by real estate mortgages, pledges of equipment and assignments of receivables. The Company will secure the US$250 million 6.875% Eurobonds due 2017 equally and ratably with the collateral that secures the Banco do Brasil export credit notes. On December 31, 2008, the amount outstanding under these export credit notes was R$1,386.2 million.

        Concordia Foreign Investment Fund, SPC—Class A, an investment vehicle for Sadia managed by the Sadia Group, is a party to certain derivative instruments under ISDA master agreements and confirmations. These derivatives are entered into with foreign banks and have maturity dates ranging from 19 to 72 months. As of December 31, 2008, these instruments represented a net loss of US$234.3 million. As of December 31, 2008 the net asset value of the fund was US$118.9 million.

        Sadia also participates in programs to assist outgrowers in arranging long-term financing to fund capital expenditures through Unibanco—União de Bancos Brasileiros S.A., Banco Bradesco S.A., Banco Coorporativo Sicredi S.A., Banco do Brasil S.A., Banco de Desenvolvimento de Minas Gerais S.A. and Banco ABN Amro Real S.A. Sadia currently guarantees some of such financings. As of December 31, 2008, the aggregate amount of this financing was R$525.5 million.

  Short-Term Debt

        In 2008, short-term debt from commercial banks primarily related to export financing in the amount of R$1,955.5 million (R$449.9 thousand in 2007), denominated in U.S. dollars and with interest rates from 4.75% to 5.47% per annum, and short-term debt in the amount of R$443.3 million denominated in reais, of which R$365.3 million bears interest at the rate of 100% of the CDI rate plus interest of 3.0% per annum and R$78.0 million bears interest of the rate of 108% of the CDI rate.

R$ thousand	2008	2007
Short-term debt from commercial banks	2,672,734	696,116

Trade accounts receivable domestic credit facility	295,162	347,763

Bank borrowings, secured by accounts receivable	69,886	58,688

	3,037,782	1,102,567

        At December 31, 2008 and 2007, the weighted average interest rates on short-term debt were 9.59% per annum and 6.30% per annum, respectively.

        Sadia also obtains short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or "ACCs," and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or "ACEs." Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. Sadia had ACCs in an aggregate outstanding principal amount of R$1,798.4 million as of December 31, 2008. Sadia's ACCs bore interest at an average rate of 5.47% as of December 31, 2008.

        Real-denominated working capital financing amounted to R$443.3 million, R$365.3 million of which bore interest at a rate of 100% of the CDI rate plus 3.0% per annum and R$78.0 million, of which bore interest at a rate of 108% of the CDI rate. See also the description of the current portion of long-term debt in the following subsection.

        In 2008, working capital from commercial banks primarily related to export financing in the amount of R$1,955.5 million (R$449.9 million in 2007), which is denominated in U.S. dollars and bears interest at rates that range from 4.75% to 5.47% per annum, and short-term loans in the amount of R$443,273, denominated in reais, of which R$365.3 million bears interest at the variation of 100% of the CDI (which was 13.61% per annum at December 31, 2008) plus interest of 3.0% per annum, and R$78.0 million bears interest at 108% of the CDI.

  Long-Term Debt (Including Current Portion)

	2008	2007
	R$ thousand
Foreign debt (denominated in U.S. dollars):
Export financing, composed of (i) prepayment, payable in the amount of R$329,496 thousand in installments up to 2013, of which (a) R$94,812 thousand bear interest at LIBOR for 6-month deposits (3.09% in December 2008) plus 1.75% per annum, and (b) R$234,684 thousand bear interest at LIBOR for 3-month deposits (2.39% in December 2008) plus 0.60% per annum, and (ii) a line focused on the incentive for foreign trade in amount of R$1,747,158 thousand, bearing interest at LIBOR of 3.28%, plus interest of 1.17% per annum, guaranteed by promissory notes or sureties.	2,076,654	1,274,479
Funds raised in the international capital markets through the issuance of bonds due in 2017 with interest of 6.875% per annum.	588,267	445,869
BNDES, payable from 2009 to 2019, divided as follows: (i) financing pursuant to FINEM rules in the amount of R$262,539 thousand bearing interest at the weighted average of the exchange variations in the UMBNDES basket of currencies, plus 2.31% per annum and secured by real estate mortgages and (ii) "BNDES Exim—pre shipment" in the amount of R$11,730 thousand bearing interest at the weighted average of the exchange variations in the UMBNDES basket of currencies, plus 8.69% per annum, and secured by promissory notes.	274,269	151,080
IFC (International Finance Corporation) for investments in property, plant and equipment, bearing interest at the rate of 11.4% per annum, and secured by real estate mortgages	138,517	6,312

	3,077,707	1,877,740

	2008	2007
	R$ thousand
Domestic debt (denominated in reais):
Export credit note—NCE, an improved credit line for exports, payable in 2009 and 2010, of which R$1,065,477 thousand (current portion of the long-term debt) bears interest at 121.22% of the CDI rate per annum and of which R$320,730 thousand bears interest at 90% of the CDI rate per annum secured by real estate mortgages and equipment pledge in the amount of R$758 thousand.	1,386,207	—
BNDES credit lines for investments and exports, payable from 2009 to 2015, composed as follows: (i) FINAME in the amount of R$2,374 thousand bearing interest at the TJLP (6.25% per annum in December 2008) and interest of 2.25% per annum, (ii) FINEM in the amount of R$1,128,822 thousand bearing interest at the TJLP rate plus 3.11% per annum, and secured by real estate mortgages and (iii) BNDES Exim pre-shipment special in the amount of R$36,668 thousand bearing interest at the TJLP rate plus 2.64% per annum, and secured by promissory notes.	1,167,864	873,870

	2008	2007
	R$ thousand
PESA—Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGP-M, which was 9.53% per annum at December 31, 2008, plus interest of 9.89% per annum, and secured by endorsement and public debt securities (CTN).	162,176	144,935
Other subject to interest rate from 1% to 12% per annum(*)	12,562	17,093

	2,728,809	1,035,898

Total foreign and domestic long-term debt	5,806,516	2,913,638
Less current portion of long-term debt	(1,421,771)	(225,523)

Long-term portion	4,384,745	2,688,115

(*)
Refers to credit lines granted by (i) the Ministry of Science and Technology through Finep—Financiadora de Estudos e Projetos at a rate of 4.25% per annum, (ii) the government of the state of Santa Catarina through PRODEC—Programa de Desenvolvimento da Empresa Catarinense at a rate equal to IGP-M plus 1.0% per annum and (iii) the Ministry of Integration (Fundo de Constitucionalidade do Centro-Oeste) through Banco do Brasil at a rate of 7.225% per annum.

        At December 31, 2008, long-term debt maturities were as follows:

(R$ thousand)
2010	1,125,841
2011	938,746
2012	663,673
2013	577,306
Thereafter	1,079,179

4,384,745

  Operating and financial restrictions under our debt instruments

        If the transactions contemplated by the proposed business combination with Perdigão are not consummated, our significant level of debt could have important consequences to us, including requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available to us for our operations or other capital needs; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes; increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt; limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements; making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations; restricting, directly or indirectly, our ability to take advantage of opportunities that would permit us to acquire other businesses; placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and exposing our current and future borrowings made at floating interest rates to increases in interest rates.

        The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things to undertake the following actions: borrow money; make investments; sell assets, including capital stock of subsidiaries; guarantee indebtedness; enter into agreements that restrict dividends or other distributions from certain subsidiaries; enter into transactions with affiliates; create or assume liens; and engage in mergers or consolidations.

        If the transactions contemplated by the proposed business combination with Perdigão are not consummated, these restrictions may:

  •
  impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries; and

  •
  limit our ability to seize attractive growth opportunities for our businesses that are currently unknown, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

        Although the covenants to which we are subject have certain exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of our existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments as well as all amounts outstanding under other debt instruments containing cross-default and cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we can offer no assurance that in order to repay in full any such indebtedness we could sell our assets or raise funds from alternative sources, whether on favorable terms, on a timely basis or at all.

        In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries' financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

  Our exposure to losses from derivative financial instruments.

        We have used, and will continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, reduce our financing costs, access alternative sources of financing and hedge some of our financial risks. For the year ended December 31, 2008, we had a net loss of approximately R$2,365.8 million (U.S.$1,012.3 million) from financial instruments as compared to a net gain of R$191.6 million (U.S.$108.2 million) in 2007. These losses resulted from a variety of factors (some of which are further described in "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation), including losses related to changes in the fair value of cross currency swaps and other currency derivatives attributable to the variation of the U.S. dollar against the Brazilian real. To the extent that any of these factors persist in 2009, we may continue to incur net losses from our derivative financial instruments.

        Furthermore, the fair value of derivative instruments fluctuates over time as a result of the effect of future interest rates, exchange rates and financial market volatility. These values must be analyzed in relation to the fair values of the underlying transactions and as part of our overall exposure to fluctuations in interest rates and foreign exchange rates. Since valuation is imprecise and variable, it is difficult to predict accurately the magnitude of the risk posed by our use of derivative financial instruments going forward and to state with certainty that we will not be negatively affected by our derivative financial positions.

        Companies experienced a period of greater volatility in the global financial and securities markets as part of the worsening of the financial institutions' crisis which started in 2007. The financial crisis significantly and negatively affected the valuation of our derivative instruments portfolio, primarily the valuation of foreign exchange options and currency derivatives related to debt. As a result of increased volatility and devaluation of the real against the U.S. dollar, there were significant changes in the fair value of our derivative instruments portfolio, which triggered the need to make deposits in margin accounts with the counterparties and to incur additional indebtedness to make margin deposits or to settle some of these derivative transactions, negatively affecting our liquidity.

  Fluctuations in exchange rates between the Brazilian real and other currencies result in foreign exchange gains and losses on derivative contracts we have entered into to hedge our exchange rate exposure.

        The current financial crisis, which has continued into 2009, could also negatively affect our derivative financial instruments by weakening the creditworthiness and viability of the financial institutions which act as the counterparties to our derivative transactions. Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on our cash flow and financial condition. The current economic environment could cause our counterparties to breach their obligations to us under our contracts with them by failing to pay us amounts that may become due under our derivative contracts or to seek bankruptcy protection. The instability and uncertainty in the financial markets has also made it difficult to assess the risk of counterparties to derivatives contracts. Any of the foregoing could adversely impact our business, financial condition and results of operations.

        Most derivative financial instruments are subjected to margin calls in case the threshold set by the counterparties is exceeded. In certain scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. Some of our derivatives contracts have clauses that reduce the threshold amounts after certain pre-defined credit downgrades by the credit agencies. The change in mark-to-market of some of our derivative financial instruments is reflected in our income statement, introducing volatility in our interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us.

  Certain potential consequences of the consummation of the proposed business combination with Perdigão

        Pursuant to the terms and conditions of certain instruments governing a portion of our indebtedness in the aggregate amount of at least R$4.9 billion as of May 31, 2009, including certain derivative financial instruments, the consummation of the transactions contemplated by the proposed business combination with Perdigão may result in an event of default, a termination event or a breach of one or more covenants, as applicable, which would require prepayment or trigger acceleration. In particular, the consummation of the transactions contemplated by the proposed business combination with Perdigão will result in a change of control of Sadia S.A. As a result, following the announcement of the proposed business combination with Perdigão we have engaged in discussions with our lenders and counterparties under those debt instruments that provide for such change of control as an event of default or termination event in order to seek and to receive from such lenders and counterparties the necessary waivers or consents in accordance with the terms of the applicable debt instruments. Although it is not a condition to the consummation of the business combination, both we and Perdigão have agreed to use our best efforts to obtain any necessary waivers and consents from financial institutions under any contracts that contain covenants or events of default that would be triggered by the business combination. Alternatively, if and to the extent permitted under the applicable debt instruments, we may decide to pre-pay all or a portion of such indebtedness. In accordance with the terms of the applicable debt instruments, we may be required to pay a premium or a penalty to our lenders or counterparties in order to receive their waiver or consent or to pre-pay the indebtedness outstanding under such debt instruments. We can give no assurances as to whether any of our lenders and/or counterparties under the applicable debt instruments will agree to grant its waiver or consent or that we will otherwise be able to pre-pay the indebtedness outstanding under such debt instruments. If

Perdigão or Sadia are unable to obtain consent under any of this indebtedness, we may find it necessary to refinance that indebtedness, which could significantly increase the cost of the business combination.

  Paying or refinancing our debt if the proposed business combination with Perdigão is not consummated

        If the transactions contemplated by the proposed business combination with Perdigão are not consummated, we intend to use our capital resources, cash flow from operations and proceeds from the sale of non-core assets to repay debt in order to reduce our leverage, strengthen our capital structure and regain financial flexibility. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Sadia S.A."

        Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities and proceeds of debt offerings. The global stock and credit markets have recently experienced significant disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. These factors and the continuing market disruption have had, and may continue to have, an adverse effect on us, including on our ability to refinance future maturities, in part because we, like many public companies, from time to time raise capital in debt and equity capital markets. Continued uncertainty in the stock and credit markets may also negatively impact our ability to access additional short-term and long-term financing, including accounts receivable securitizations on reasonable terms or at all, which could negatively impact our liquidity and financial condition.

        In addition, our credit ratings have recently been downgraded by Standard & Poor's and by Moody's. The disruptions in the financial and credit markets also may continue to adversely affect our credit ratings. Any further deterioration of our credit ratings or creditworthiness might negatively impact the availability of financing to us and the terms on which we could refinance our debt, including the imposition of more restrictive covenants and higher interest rates.

        We believe our current level of cash flows from operations and availability under existing lines of credit are sufficient to allow us to fund our operations and pay or refinance our short-term debt and other obligations as they become due throughout 2009 while we seek alternatives to improve our liquidity.

        However, for years beyond 2009, in the event that the transactions contemplated by the proposed business combination with Perdigão are not consummated and:

  •
  the current pressures on credit continue or worsen,

  •
  our operating results worsen significantly,

  •
  we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

  •
  we are unable to refinance any debt that becomes due,

we could face liquidity problems and we may not be able to pay our outstanding debt when due, which could have a material adverse effect on our business and financial condition.

  Servicing our U.S. dollar-denominated debt

        A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2008, our U.S. dollar-denominated debt represented approximately 57.8% (R$5,114.7 million (US$2,188.6 million)) of our total debt (not giving effect to our currency-related derivatives as of such date). Our existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by our subsidiaries, the majority of which is not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we have to use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. A devaluation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. In 2008, our main U.S. dollar-denominated operations, together, generated approximately 76.2% of our total net sales in real terms and some of the currencies in which our revenues are denominated suffered material depreciations against the U.S. dollar. For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 4% against the U.S. dollar and the British Sterling depreciated approximately 26% against the U.S. dollar. Although we have foreign exchange forward contracts in place to mitigate our currency-related risks and expect to enter into future currency hedges, these measures may not be effective in covering all our currency-related risks.

        Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the real and other currencies, primarily the U.S. dollar, as those fluctuations influence the amount of our revenues and our indebtedness when translated into reais and also result in foreign exchange gains and losses and gains and losses on derivative contracts we have entered into to hedge our exchange rate exposure.

C. Research and Development, Patents and Licenses

        Sadia invested in research and development activities R$7.3 million, R$11.1 million and R$12.4 million in research and development activities for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, Sadia launched 31 new products in the Brazilian market, mainly in the lines of ready-to-eat dishes, sausages, microwaveable pizzas, margarines, lasagnas, hamburgers and breaded chicken, as well as improvements to our existing products and process. In the export market, Sadia launched 121 new products, in the retail and food services markets of Europe, Americas, Middle East, Africa, Asia and Eurasia.

        In accordance with the sustainability program, Sadia continued its project to reduce consumption of cardboard paper by about 20% by the automation of forming corrugated boxes, as initiated in 2007. It also continued a trans-fats reduction program initiated in 2007.

        The Company owns four patents in Brazil with extension to ten overseas countries and holds ten industrial design issuances with extension to one overseas country.

        Stock breeding research and development brought benefits to the area of animal production and resulted in improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1999 and 2008, the duration of the Company's chicken production cycle was reduced from 37.0 days to 33.5 days for each 1.7kg bird. During the same period, chicken weight increased from 2.0kg to 2.2kg for slaughtering. Similarly, the Company's feed conversion rate decreased from 1.8kg to 1.7kg per kg of chicken.

        Between 1999 and 2008, the duration of the pork production cycle was reduced from 155 days to 140 days for each 100kg animal. During the same period, slaughtered swine weight increased from 103kg to 123.6kg. In a similar way, the feed conversion rate decreased from 2.8kg to 2.4kg of feed per kg of pork. During the same period, the percentage of pork per carcass increased from 56.7% to 62.0%.

D. Trend Information

        The global economic recession that erupted in 2008 affected the Brazilian economy during the period from October 2008 through February 2009. The Central Bank of Brazil forecasts that the Brazilian GDP in 2009 will decrease 0.4% from its 2008 level. In the first quarter of 2009, industry activity slowed, mostly due to contraction in external demand and reduced domestic investments. In the domestic market, deterioration in the labor market did not significantly affect retail sales. Public policy in some areas, such as federal tax decreases in vehicles and durable industries, and increases in real wages helped to avoid a large slide in sales, and may sustain economic activity during the first half of 2009.

  Exports

        The global economy is expected to decrease in 2009 in comparison to 2008. In the first quarter of 2009, Brazilian poultry exports registered a 4.1% decrease in comparison to same period in 2008. Main export markets had a shortfall in domestic and international credit, affecting imports financing. However, reduction in inventories and consumer option for low price products may increase demand for chicken meat. We, therefore, believe that exports of poultry may increase slightly in 2009.

        Exports of pork meat will be affected by swine flu. Today, it is too early to make predictions about demand as we do not know if the disease will be quickly contained and how it will affect consumer confidence in pork. Worries about the disease will lead to cuts in import countries, and also to a decrease in export prices.

  Domestic market

        Real incomes and nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher, respectively, than those in 2007. Due to the global economic crisis, however, this data may not substantiate the potential scenario for increased domestic food consumption going forward. A stronger real and subdued inflation have served to enhance this cycle of more vigorous demand. According to the A.C. Nielsen do Brasil S.A. survey, the changes in the principal product categories in 2008 compared to 2007 included: a decrease of 1.9% for specialty meats, an increase of 6.1% for frozen meats, an increase of 23.0% for frozen pastas, an increase of 3.5% for frozen pizzas, an increase of 8.0% for refrigerated dairy-processed products and a decrease of 1.0% for margarines.

  Raw Materials

        Between January and March 2009, CBOT corn prices averaged U.S.$374 per bushel, and CBOT soybean prices averaged U.S.$942 per bushel. This represents an approximate 25% decrease compared to same period in 2008. While crude oil decreased almost 60% during the same period, grain prices remained relatively high because world stocks of coarse grains and oilseeds were historically low.

        According to USDA estimates presented in its June 2009 report on supply and demand, world stocks of corn for the 2009-2010 harvest are expected to fall by 13.1 million tons (9.5%) and United States stocks by 12.9 million tons (31.8%) compared to the 2008-2009 harvest, mainly due to reduced production in the United States and Europe and to increased consumption in the United States and China. The expected scenario of lower stocks, mainly in the United States, may contribute to higher prices in the international market for corn.

        In the soy market, the 2008-2009 harvest was marked by large losses in the South American harvest and record high imports from Brazil and the United States by China, which led to historically low stocks in Brazil and the United States. In its June 2009 report, the USDA forecasts increased production in Brazil, Argentina and the United States for the 2009-2010 harvest, increasing world stocks by 21.9%, which may affect prices when the United States harvest begins.

        In addition to supply and demand factors, the commodities markets are expected to remain highly influenced by the U.S. dollar exchange rate against other currencies, by the financial markets and economic activity levels.

  Growth

        To pursue growth opportunities, Sadia invested R$4.0 billion over the last three years. These investments resulted in an additional 400,000 metric tons of processing capacity and an additional slaughtering capacity of 287 million heads of poultry.

        In light of the world economic crisis in September 2008 and as the resulting fall in demand, the significant capital expenditures made by the Company over the last three years and the Company's recent derivative losses, the Company reconsidered its strategic planning and investments and revised its capital expenditures to R$609 million for 2009, without taking into consideration the proposed business combination with Perdigão. Other than that, management estimates that no additional material investments would be necessary to support the Company's growth strategy for the upcoming years.

E. Off-Balance Sheet Arrangements

        The Company does not have any off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

        The Company provides guarantees to loans obtained by certain outgrowers located in the central region of the Brazil as part of a special development program for that region. Such loans are used to improve the outgrowers farms installations and are expected to be repaid in ten years. The loans guaranteed by the Company are in the amount of R$525.5 million as of December 31, 2008 (R$229.7 million on December 31, 2007). The Company has recorded provisions in the amount of R$100.9 million as of December 31, 2008, equal to its assessment of the fair value of the non-contingent portion of these obligations. See note 16 to the Company's audited consolidated financial statements.

        The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the BNDES to set up biodigestors on the properties of the rural producers that are taking part in the Sadia's integration system as part of the Sadia sustainable hog breeding program, which seeks to develop a mechanism for clean development and reduction in emission of carbon gases. The total amount of these guarantees at December 31, 2008 was R$79.7 million (R$51.8 million on December 31, 2007). The Company has recorded provisions in the amount of R$11.2 million as of December 31, 2008, equal to its assessment of the fair value of the non-contingent portion of these obligations. See note 16 to the Company's audited consolidated financial statements.

        The Company also has off-balance sheet arrangements related to the export receivables sold under the Insured Receivables Purchase Agreement in the amount of R$44.7 million (R$35.4 million in 2007).

        The aggregate amount of the Company's off-balance sheet guarantees as of December 31, 2008 is R$537.7 million (R$310.6 million as of December 31, 2007).

 F. Tabular Disclosure of Contractual Obligations

        The Company has long-term purchase contracts with suppliers that are oriented for production purposes (packing and industrial units). At December 31, 2008, the balance of contractual obligations were as follows:

	Contractual Obligations—Payments Due By Period (Thousand R$)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations	1,421,771	2,064,587	1,240,979	1,079,179	5,806,516
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	150,387	297,266	148,633	—	596,286
Foreign currency and interest rate swap contracts	2,777,054	—	—	—	2,777,054
Purchase obligations	46,000	31,000	—	—	77,000
Other long-term liabilities reflected on the Company's balance sheet under U.S. GAAP	9,566	9,226	9,709	46,356	74,856

Total	4,404,778	2,402,079	1,399,321	1,125,535	9,331,712

        In addition to the current portion of long-term debt reflected in the table above, the Company has additional short-term debt described under "—B. Liquidity and Capital Resources—Indebtedness and Debt Profile."

        Sadia does not have any contractual purchase obligations associated with its animal feed requirements.

        The long-term debt obligations incurred by the Company are basically intended to finance exports, investments in fixed assets and working capital. Purchase Obligations relates to future acquisition of raw materials. Operating Lease Obligations are related to Sadia's non-cancelable leasing agreements for industrial units that expire over the next four years.

G. Safe Harbor

        See "Forward-Looking Statements" in "General" on page 1 of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Members of the Board of Directors

        The Company is managed by a Board of Directors and a Board of Executive Officers, each composed of Brazilian citizens or of a majority of Brazilian citizens domiciled in the country, whose powers shall prevail in the decision-making process of the Company.

        The term of office of the members of the Board of Directors and of the Executive Officers starts on the same date and runs for one year, extending up to the date on which new management takes office. Reelection is permitted.

        In 2005, Sadia acquired a directors' and officers' (D&O) liability insurance policy, in order to protect all its executives against legal actions that may arise from financial losses caused to third parties.

        There are no pending legal proceedings, involving either current board members or current executive officers that could prevent any of them from carrying out their duties.

  Board of Directors

        Pursuant to Sadia's by-laws, the Board of Directors is composed of a minimum of seven and a maximum of eleven members, who must be, pursuant to Brazilian law, shareholders of the Company, and shall adopt an Internal Regulation to govern its own activities.

        In the annual shareholders' meeting held on April 27, 2009, new Board members were elected. The Board of Directors is composed of ten members. Certain members of the Board are related: Mr. Eduardo Fontana d'Ávila is a cousin of Mrs. Diva Helena Furlan and Mr. Luiz Fernando Furlan, and Mrs. Diva Helena Furlan and Mr. Luiz Fernando Furlan are siblings.

Name	Birth Date	Position
Luiz Fernando Furlan	07/29/1946	Chairman
Cassio Casseb Lima	08/08/1955	Member
Celso Clemente Giacometti	10/13/1943	Member
Diva Helena Furlan	06/29/1949	Member
Eduardo Fontana d'Ávila	02/28/1954	Member
Manoel Ferraz Whitaker Salles	10/25/1940	Member
Marcelo Canguçu de Almeida	01/26/1948	Member
Martus Antonio Rodrigues Tavares	06/27/1955	Member
Roberto Faldini	09/06/1948	Member
Vicente Falconi Campos	09/30/1940	Member

        Luiz Fernando Furlan.    Chairman of the Board since October 2008. He was Minister of Development, Industry and Foreign Trade of Brazil from 2003 of to 2007. Previously, he was Chairman of the Board of Directors of Sadia S.A. (1993-2002), where he had worked since 1976, and also served on the boards of international corporations such as Panamco (Pan American Beverages, Inc.—USA) 1994-1998. He joined the advisory councils of IBM—Latin America, Embraco S.A. (Brasmotor—Brazil). and ABN Amro Bank (Brazil) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies), Co-President of the MEBF (Mercosur-European Union Business Forum), Vice President of FIESP (São Paulo Entrepreneurs Association). At present, he is also Chairman of Amazonas Sustainability Foundation and Director on the boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A—Telesp and Telefónica S.A. (Spain), and member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (USA).

        Cássio Casseb Lima.    Mr. Lima has been a member of the board of directors since April 2008. He started his career at Bank Boston. He also worked for Banco Francês & Brasileiro (Credit Lyonnais) as Account Officer, Financial Director in Brazil and Commercial Director for the Northwestern Region. He served as Financial Vice President at Banco Mantrust SRL (a joint venture of Manufacturers Hannover with local professionals) and at Citibank (Treasurer). He was a Member of the Boards of ANDIMA—the National Association of Financial Market Institutions and of IBCB—the Brazilian

Institution of Banking Science. He also served as president of Credicard S.A. (1997); member of the Board of Directors of MasterCard, Vicunha, Banco Fibra and Solpart (Brasil Telecom); Advisor to Telecom Italy in Brazil and a Consultant on industrial, corporate and financial restructuring and strategy. In 2003 he was appointed President of Banco do Brasil S.A. He was also a member of the Boards of Brasilprev, Aliança do Brasil, Localiza S.A. and of the Strategic Board of Corporate Governance of the American Chamber of Commerce—AMCHAM. At present, he is a Member of the Coca-Cola Retail Research Board and an Advisor to the Board of Principal Financial Group.

        Celso Clemente Giacometti.    A Business Administrator, Managing Owner of Giacometti Serviços Profissionais Ltda. since 2002, a consulting company on Corporate and Family Governance. Member of the board of directors and member of the audit committee of the following companies: Sabó Ind. e Comércio, Tarpon Investimentos, Marisa S.A. and LLX Logística. He is a member of the fiscal council of Company CTEEP-Transmissão Paulista and member of the audit committee and fiscal council of AMBEV. He was chairman of the fiscal and audit Council of TIM Participações; coordinator of the audit committee of S.A. O Estado de São Paulo—OESP Group. He was member of the board of directors and Coordinator of the Audit Committee of the Brazilian Institute of Corporate Governance—IBGC. He was CEO of the family Holding Souto Vidigal S.A.. He also worked for Arthur Andersen in Brazil from 1963 to 2001, as partner as from 1974 and as CEO from 1985 to 2000. Presently, he is a member of FBN-Family Business Network—Brazilian Chapter, of the Audit Committee Institute of KPMG and IBGC.

        Diva Helena Furlan.    Mrs. Furlan has been a member of the Board of Directors since April 2007. She was the marketing director of Bacco's Comercial e Importadora Escocia Ltda. In addition, she was the Vice-President of Associação Comercial de São Paulo from 2003 to 2006. Mrs. Furlan holds an undergraduate degree in Law from Pontifícia Universidade Católica de São Paulo-PUC-SP.

        Eduardo Fontana d'Ávila.    Mr. Fontana d'Ávila is the Vice-Chairman of the Board of Directors. He was Industrial Director until 2005. He joined the Company in 1977 and had always worked in the industrial production department. Mr. d'Ávila holds undergraduate degree in Engineering from Mackenzie University and a graduate degree in Business Administration from Fundação Getúlio Vargas.

        Manoel Ferraz Whitaker Salles.    A lawyer, managing owner of the firm Whitaker Salles Advogados since 1985. He was managing owner of the firm Carvalhosa & Whitaker Salles Advogados from 1971 to 1985, Associated Lawyer at Pinheiro Neto, Gomes de Souza Advogados from 1968 to 1971, internal lawyer at Inds. Reunidas São Jorge S.A. from 1964 to 1967. Life member of the board of directors of Fundação Bienal de São Paulo since 1977; Member of the board of directors of Sigvaris do Brasil (Ganzoni A.G., Suíça) since 2000; member of the board of directors of Casa Anglo Brasileira S.A. from 1992 to 1994. He was also a member of the Brazilian Institute of Tax Law, member of the Legal Committee of the American Chamber of Commerce of São Paulo and an arbitrator at the Commercial Arbitration Court of the Canadian Chamber of Commerce of São Paulo.

        Marcelo Canguçu de Almeida.    Economist and Business Administrator, director of Banco Auxiliar from 1981 to 1985. In 1986, he started his activities at Concordia S.A. CVMCC as general manager, responsible for several areas including Control and Finance; from 1995 to April 2009, he was responsible for Variable Income and Futures Markets. He was director of the Brazilian Association of Capital Markets / São Paulo Chapter—ABAMEC/SP from 1981 to 1984 and member of the board of CBLC from 2004 to 2007. Member of the board of ethics of the Commodities and Futures Exchange—BM&F from 2004 to 2006. Member of the variable income committee of the São Paulo Stock Exchange—Bovespa, of Futures and ADR Markets Committee of BM&F, Member of the Operational Matters of BM&F from 2002 to 2007.

        Martus Antonio Rodrigues Tavares.    An Economist, he has been the CEO of BRVias S.A. since November 2006 and independent member of REDE Energia S.A. since September 2006. He was member of the board of the private companies PPE Fios Esmaltados S.A. and CTIS Tecnologia S.A., member of the board of directors of Cia. de Saneamento Básico do Estado de São Paulo (SABESP), Companhia Energética Paulista (CESP), Empresa Metropolitana de Água e Energia S.A. (EMAE) and Companhia Paulista de Parcerias (CPP). He was chairman of the board of directors of Banco do Nordeste do Brasil and member of the board of directors of Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He was Vice President of the Federation of Industries of the State of São Paulo—FIESP from April to November 2006; Secretary of Economy and Planning of the State of São Paulo from February 2005 to March 2006, executive director for Brazil and Suriname at the Inter-American Development Bank (IADB) from July 2002 to August 2004. He was Minister of Planning, Budget and Management in the Government of Fernando Henrique Cardoso from July 1999 to April 2002; Executive Secretary of the Ministry of Planning, Budget and Management in the period from 1996 to June 1999. He was secretary/director at various federal government bodies between June 1986 and April 2002.

        Roberto Faldini.    He is a co-founder and associated member of IBGC—the Brazilian Institute of Corporate Governance, of IBEF—the Brazilian Institute of Finance Executives, of IEF—the Institute of Family-Owned Companies and of FBN—the Family Business Network. He participates in Amcham-SP Corporate Governance and Business Committees. He was a shareholder of the controlling group, an executive director and a member of the board of directors of Metal Leve S.A. and president of CVM. He is the managing partner of Faldini Participações, Adm. e Investimentos Ltda. and member of the boards of directors and advisory councils of: Inpar S.A.; KlicKNet S.A.; Construtora Tedesco Ltda.; Grupo Cegil; Emibra Ind. Gráficas and director of the Fundação Cultural Ema Gordon Klabin; VentureCorp and of Endeavor Brazil. He graduated in Business Administration from EASP-FGV (1972), with specialization in Advanced Management from Fundação Dom Cabral and INSEAD and in Entrepreneurship from Babson College.

        Vicente Falconi Campos.    Mr. Falconi Campos has been a member of the board of directors since 2002. He was a founding partner of the Institute of Managerial Development (INDG). He was a consultant to the Brazilian government on the Energy Crisis Committee and is a member of the board of AmBev. Mr. Falconi Campos holds an undergraduate degree in engineering from Universidade Federal de Minas Gerais and a PhD from Colorado School of Mines.

  Executive Officers

        The Company's management team includes professionals with extensive experience in the Brazilian food sector. Officers were elected for a new term in a board meeting held on May 14, 2009. There are currently no members of the founding family serving in executive capacities. The executive officers are responsible for the execution of decisions of the Board of Directors and day-to-day management of the Company.

        Between January and May 2009 the Company reduced the number of its executive officers by eliminating twelve. The duties and responsibilities of seven of such positions were absorbed by other officers. Below is a short résumé of the key members of Sadia's executive management team as of May 14, 2009:

Name	Birth Date	Position
Gilberto Tomazoni	08/28/1958	Chief Executive Officer
Alfredo Felipe da Luz Sobrinho	08/31/1945	Corporate Relations and Legal Affairs Officer
Amaury Magalhães Maciel Filho	05/06/1964	Production Officer
Antonio Paulo Lazzaretti	07/24/1947	Quality R&D Sustainability Officer
Eduardo Bernstein	04/17/1965	Marketing Officer
Ely David Mizrahi	11/28/1963	Food Services Business Unit Officer
Flávio Luis Fávero	12/11/1963	Production Technology Officer
Guillermo Henderson Larrobla	03/11/1956	External Market Business Unit Officer
Hélio Rubens Mendes dos Santos Junior	06/28/1963	Industrial Operations Officer
Hugo Frederico Gauer	11/10/1958	International Sales Officer
José Eduardo Cabral Mauro	06/18/1963	Domestic Market Business Unit Officer
José Luis Magalhães Salazar	09/16/1967	Chief Financial Officer, Administrative, Investor Relations and Information Technology Officer
Nelson Ricardo Teixeira	10/12/1965	National Sales Officer
Osório Dal Bello	07/01/1956	Agribusiness Technology Officer
Ralf Piper	09/18/1968	Human Resources and Management Officer
Ricardo Fernando Thomas Fernandes	10/25/1963	Grain Purchase Officer
Ricardo Lobato Faucon	09/30/1971	Procurement Officer
Ronaldo Kobarg Müller	11/11/1959	Production Officer

        Gilberto Tomazoni.    Mr. Tomazoni is the Chief Executive Officer. His previous experience within the Company includes industrial, sales (local and foreign markets) and marketing areas. Mr. Tomazoni holds an undergraduate degree in Engineering from Universidade Federal de Santa Catarina and a graduate degree in Management Development from Fundação de Ensino do Desenvolvimento.

        Alfredo Felipe da Luz Sobrinho.    Mr. da Luz Sobrinho is the Corporate Relations and Legal Affairs Officer. He previously was a member of the board of directors and was Vice President of Marketing, Sales and Services of Transbrasil. Mr. da Luz Sobrinho was a President of ABIPECS and President of the Attílio Francisco Xavier Fontana Foundation. He holds an undergraduate degree in Law from Centro de Ensino Universidade Brasília.

        Amaury Magalhães Maciel Filho.    Mr. Maciel is the Production Officer. Entering Sadia in 1985 as Veterinary Doctor, from 1990 to 1993 he held the position of Head of the Swine Breeder Farms and from 1993 to 1997, he was appointed Head of the Agricultural Production Department. In 1997, he assumed the position of Swine Production Manager and, in 1999, the position of Poultry Production Manager in Dois Vizinhos, becoming the Unit Leader. From 2002 to 2004, he was appointed to the position of Pork Production Manager and he became the Leader of Toledo Unit. In 2004, he was appointed General Production Manager. In 2007, he took on responsibility for a Strategic Project of the Company and, in October, he assumed the Division of Agricultural Operations.

        Antonio Paulo Lazzaretti.    Mr. Lazzaretti is the Quality, R&D and Sustainability Officer. He was the former industrial director and manager for the Company. He previously worked for Renner Hermann. Mr. Lazzaretti holds an undergraduate degree in Chemical Engineering from the Universidade Federal do Rio Grande do Sul, with a specialization in Business Administration from Fundação Cândido Mendes.

        Eduardo Bernstein.    Mr. Bernstein is a Production Engineer and has been Sadia's Marketing Officer since 2008. Previously, he worked for the following companies: Telefônica do Brasil, Procter & Gamble, Naxion S.A. and Campo Belo.

        Ely David Mizrahi.    Mr. Mizrahi is the Food Services Business Unit Officer. He is a former president and partner of the Company Miss Daisy and joined Sadia after Sadia acquired Miss Daisy. He has worked for nine years in the Marketing and Commercial departments, having been admitted for the current position in 2008.

        Flávio Luis Fávero.    Mr. Fávero is the Production Officer. He has previous experience within the Company as Total Quality Coordinator and Production Manager. Mr. Fávero holds an undergraduate degree in Chemical Engineering from the Universidade do Sul and a graduate degree in Management Development from Universidade de Santa Catarina.

        Guillermo Henderson Larrobla.    Mr. Henderson Larrobla is the External Market Business Officer. He has previous experience with Seara Alimentos. Mr. Henderson Larrobla holds an undergraduate degree in Mechanical Engineering from Universidade Federal do Rio Grande do Sul and a Marketing Management specialization from Universidade de Blumenau.

        Hélio Rubens Mendes dos Santos Junior.    Mr. dos Santos is the Industrial Operations Officer. Admitted to Sadia in 1988 as a Food Engineer, in 1991 he was appointed to the position of Production Supervisor. From 1993 to 1997, he was the Head of the Production Department in Chapecó—SC. In 2005, he assumed the Management of the Duque de Caxias—RJ Unit. In 2007, he was relocated to Concórdia, where he assumed a Strategic Project and in October he was elected Technology Director (R&D).

        Hugo Frederico Gauer.    Mr. Gauer has developed his career at Sadia S.A. for over 30 years, occupying sundry management positions. He is currently Sadia's International Sales Officer.

        José Eduardo Cabral Mauro.    Mr. Mauro is the Domestic Market Business Unit Officer. Previously, he worked for 20 years at Unilever, where he started as a trainee and achieved the Marketing Vice-President Position. In 2006, he worked at WalMart, as Chief Marketing and Merchandising Officer. He was admitted to Sadia in March 2009.

        José Luis Magalhães Salazar.    Mr. Salazar is currently the Chief Financial Officer, Administrative, Investor Relations and Information Technology Officer, having been admitted in February 2009. Previously, he worked at Brahma, Aracruz and Globopar. At Telemar/Oi Group, he held various positions, such as Treasury Director, Service Center Director and CFO, leading a team of about 900 employees. Mr. Salazar holds a undergraduate degree in Economics from the Cândido Mendes University (state of Rio de Janeiro).

        Nelson Ricardo Teixeira.    Mr. Teixeira is currently the National Sales Officer, having joined Sadia in 2008. Previously, he worked as Sales Director for Pepsico Group for 11 years. Mr. Teixeira holds an undergraduate degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), an MBA in the Retail Segment from the University of São Paulo (FEA/USP) and a graduate degree from the Manchester University (GB, 2000).

        Osório Dal Bello.    Mr. Dal Bello is the Agribusiness Technology Officer. He has worked for Sadia in the agricultural department since 1980. Mr. Dal Bello holds an undergraduate degree in Agribusiness from Universidade Federal de Santa Maria—RS and a specialization in Business Administration from Fundação Educacional Unificada do Oeste de Santa Catarina.

        Ralf Piper.    Mr. Piper is the Human Resources and Management Officer. He joined Sadia in 1991, in Toledo, as a Veterinary Doctor. In 1995, he was relocated to Frederico Westphalen, to the position of Departmental Head of the Pork Packing Plant, a position he occupied from 1996 to 1998. In 1999, he assumed the position of Production Manager of the Poultry Production in Toledo; from 2004 to 2007, he occupied the positions of Functional Integration Manager, Planning Manager and Manager of Worldwide Poultry Processed Products. He assumed his current position in 2007.

        Ricardo Fernando Thomas Fernandes.    Mr. Thomas Fernandez is the Grain Purchase Officer. He has experience in grains and supply areas. Mr. Thomas Fernandez holds an undergraduate degree in Business Administration from Universidade do Oeste de Santa Catarina and specialization in Enterprise Management at Fundação Dom Cabral.

        Ricardo Lobato Faucon.    Mr. Faucon has been the Procurement Officer since 2008. Previously, he worked for Unilever for 14 years, in high management positions. Mr. Faucon holds an undergraduate degree in Production Engineering from Universidade de São Paulo, an MBA from Fundação Dom Cabral, and a graduate degree in Administration with emphasis in Marketing from Fundação Getúlio Vargas.

        Ronaldo Kobarg Müller.    Mr. Müller is the Production Officer. He has experience within the Company as Total Quality Coordinator and Production Manager. Mr. Müller holds an undergraduate degree in Chemical Engineering from Fundação Educacional da Região de Blumenau and a graduate degree in Management Development from Universidade Federal de Santa Catarina.

B. Compensation

        For the year ended December 31, 2008, the aggregate compensation paid by Sadia to all members of the Board of Directors and executive officers for services in all areas was approximately R$16.9 million, not including related taxes or social security contributions. For the years ended December 31, 2007 and 2006, the amount paid was approximately R$16.4 million and R$14.0 million, respectively.

        The Company has also granted health assistance and life insurance as benefits to its executive officers.

        In 2003, the Company developed a variable compensation program for officers and management with the objective of providing incentives to the achievement of several challenging targets. This program, called GVS (Sadia Value Generation), uses value generation metrics that take into consideration, among other things, cost reduction, expense control and revenue growth. The amount paid to each participant depends on the extent to which his or her performance indicators have been achieved. If a director or an executive officer is removed from office, he or she is entitled only to statutory employment benefits under applicable law, without any special severance.

        The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined as the difference between (i) the retiree's average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee's last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases. The Company records provisions in connection with costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The net present value of the aggregate benefit obligations related to this pension plan were R$686.2 million and R$799.6 million at December 31, 2008 and 2007, respectively. The Company expects to contribute approximately R$2.2 million to the plan during fiscal year 2009.

        The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to pay for these benefits using cash flows from its operations, without recording a separate provision for this purpose. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefits were R$66.8 million and R$62.0 million respectively, at December 31, 2008 and R$66.2 million and R$52.7 million respectively, at December 31, 2007.

Stock Option Plan

        The Company has a stock option plan which contemplates common and preferred shares issued by the Company, held in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

        The price for exercising the options does not include any discount and is based on the average share price in the last three trading days on the São Paulo Stock Exchange prior to the grant date, adjusted for inflation by the INPC between the grant date and the exercise date. The vesting period, during which the participant cannot exercise its right to purchase shares, is three years from the grant date. The participants will be able to fully or partially exercise their purchase rights after the vesting period within a maximum period of two years, and after this period has expired they will lose the right to convert any options not exercised.

        Under the plan regulations, preferred shares are repurchased by the Company and earmarked in treasury for this sole purpose.

        The composition of the options granted is presented as follows:

				Quantity		Price of shares
	Date
				Granted Options	Outstanding Options	Grant date (historical)	Adjusted(1) INPC
Cycle	Grant	Start	Final
2005	06/24/05	06/24/08	06/24/10	2,200,000	1,490,000	4.55	5.32
2006	09/26/06	09/26/09	09/26/11	3,520,000	2,990,000	5.68	6.46
2007	09/27/07	09/27/10	09/27/12	5,000,000	4,795,000	10.03	10.89

(1)
As of December 31, 2008.

        Considering the provisions of SFAS 123R, as the option price provides for adjustments by an inflation index (INPC), which is considered another condition, the fair value of the options in the amount of R$8.0 million (R$14.8 million in 2007) has been classified in stock option, non-current liability and the compensation expense as general and administration expense. Compensation expense is charged to profit and loss on a straight-line basis over the vesting period of the options. The compensation expense amounted to R$5.3 million in 2008, R$12.8 million in 2007 and R$2.9 million in 2006.

 C. Board Practices

        Sadia's Board of Directors established committees to support it in the decision making process. These are made up exclusively of members of the Board, in charge of ensuring quality in checking relevant information related to the Company's business and developing long-term strategies, as well as analyzing and providing specific recommendations to each department.

Fiscal Council

        Under the Brazilian Corporations Law, the fiscal council is a corporate body independent of management and the company's external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; rather, its primary responsibility has been to monitor management's activities, review the financial statements, and report its findings to the shareholders.

        The following individuals were elected as fiscal council members on April 27, 2009: Cláudio Lemos Pinheiro, Luiz Alberto Pereira de Matos and Perceval Leite Brito.

Audit Committee

        In compliance with the requirements of the Sarbanes-Oxley Act and the rules of the New York Stock Exchange, this committee oversees financial reporting processes and compliance with corporate law, as well as supervising external and in-house auditors to ensure their independence. The committee is composed of members of the Board of Directors, one of which is required to be a financial expert. All voting members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the New York Stock Exchange. Roberto Faldini has been determined by the Board to be the audit committee "financial expert" within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

        Members in 2008: Francisco Silvério Morales Céspede (coordinator), José Marcos Konder Comparato and Roberto Faldini.

        Current members: Roberto Faldini (coordinator and financial expert), Celso Clemente Giacometti, Martus Antonio Rodrigues Tavares.

Tax Planning Committee

        This committee is responsible for identifying cost reduction opportunities through the evaluation of the tax regulations, its changes and impacts on the Company's operations.

        Members in 2008: Francisco Silverio Morales Cespede (coordinator), Diva Helena Furlan, José Marcos Konder Comparato and Roberto Faldini.

        Current members: Celso Clemente Giacometti (coordinator), Diva Helena Furlan, Manoel Ferraz Whitaker Salles, Roberto Faldini.

Ethics Committee

        The Ethics Committee is composed of members of the Board of Directors and Company managers, and is in charge of periodically reviewing the Company's Code of Ethics; analyzing reports on violations of the Code of Ethics forwarded to it by the Ethics and Conduct Commission; examining most serious cases of violations of the Code of Ethics, and submitting it to the Board of Directors for decision; and deliberating on questions regarding the interpretation of the Code of Ethics, as well as potential ethical dilemmas.

        Members in 2008: Francisco Silverio Morales Cespede (coordinator), Diva Helena Furlan, José Marcos Konder Comparato and Roberto Faldini.

        Current members: Roberto Faldini (coordinator), Diva Helena Furlan, Manoel Ferraz Whitaker Salles

Human Resources Committee

        This committee directs the strategic planning in personnel management and Sadia's compensation policy. Its main responsibilities include: evaluating the performance of the executive team; developing training and hiring programs; salary policies, including variable compensation (bonus linked to results and professional performance); and handling the succession process for the senior levels of management.

        Members in 2008: Vicente Falconi Campos (coordinator), Luiza Helena Trajano Inácio Rodrigues and Norberto Fatio.

        Current members: Vicente Falconi Campos (coordinator), Eduardo Fontana d'Avila and Marcelo Canguçu de Almeida.

Finance and Investor Relations Committee

        This committee directs the Company's financial strategy and proposes medium- and long-term solutions, pursuing the best practices in this area. It directs and develops hedging, project finance and capital markets policies, and proposes the directives for the Company's cash management.

        Members in 2008: Cássio Casseb Lima (coordinator), Luiz Fernando Furlan, Everaldo Nigro dos Santos and Roberto Faldini.

        Current members: Cássio Casseb Lima (coordinator), Eduardo Fontana d'Avila, Luiz Fernando Furlan and Marcelo Canguçu de Almeida.

Strategy Committee

        This committee focused on market strategies and the Company's decision-making process, in order to allow the Company to grow in a sustainable manner and continue its international expansion process.

        Members in 2008: Everaldo Nigro dos Santos (coordinator), Luiz Fernando Furlan, Norberto Fatio and Vicente Falconi Campos.

        This Committee was active in 2008 but ceased to exist following the April 2009 general shareholders' meeting of the Company.

        There are no contracts between any director and the Company or any of its subsidiaries providing for benefits upon termination of employment.

D. Employees

        At December 31, 2008, 2007 and 2006, the Company had, respectively, 60,580, 52,422 and 47,506 employees.

        Sadia has an employee Profit-Sharing Program which covered 36,170 employees in 2008. The total amount distributed under the program was R$33.8 million or an average of R$933.96 per year/employee. The Profit-Sharing Program was established through negotiations with the employee commission, in accordance with applicable legislation.

        Of the benefits offered to employees, some of the most noteworthy include part-time and, at some plants, full-time daycare through a network of accredited, private providers; family health plan; funeral assistance; dental and medical care; loans; private pension plan; and discounts on Company products.

E. Share Ownership

        On March 31, 2008, the board members and executive directors of the Company (excluding those that are part of the shareholders' agreement) held, as a group, 14,130 common shares and 11,311,401 preferred shares, corresponding to 0.0% and 2.7% of the amount of outstanding shares of each class, respectively.

        For more details on ownership and any relationship among major shareholders, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Share Position

        Sadia has two types of shares, common and preferred, of which only the common shares carry voting rights. The Company's major shareholders do not have special voting rights.

        The following tables contain certain information as of March 31, 2009 with respect to (i) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of voting common stock, (ii) any person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of preferred stock and (iii) the total number of the Company's voting common shares and preferred shares owned by the executive officers and directors of the Company as a group.

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Old Participações Ltda—Shareholders' Agreement	26,751,658	10.4%	—	0.0%	26,751,658	3.9%
Sunflower Participações S.A.—Shareholders' Agreement	36,288,959	14.1%	—	0.0%	36,288,959	5.3%
Other shareholders(*)	83,564,147	32.5%	13,124,570	3.1%	96,688,717	14.1%
PREVI—Caixa de Prev. dos Func. do Banco do Brasil	776,299	0.3%	49,271,970	11.6%	50,048,269	7.3%
Other shareholders	104,918,937	40.8%	358,254,172	84.1%	463,173,109	67.8%
Treasury Stock	4,700,000	1.83%	5,349,288	1.26%	10,049,288	1.5%
Total	257,000,000	100.0%	426,000,000	100.0%	683,000,000	100.0%

(*)
Party to the Shareholders' Agreement dated May 2, 2005, as amended.

        Old Participações Ltda. is a company composed of several members of the Furlan family and is a party to the shareholders' agreement dated May 2, 2005. Its shareholding breakdown at March 31, 2009 is as follows:

Partners	Participation	%	Common Shares	%	% Total Capital Stock
Luiz Fernando Furlan(*)	3,009,069	20.06%	10,804,327	6.3%	2.37%
Leila Maria Furlan da Silva Telles	3,005,500	20.04%	—	—
Lucila Maria Furlan	2,999,098	19.99%
Osório Henrique Furlan Júnior(**)	2,998,493	19.99%
Diva Helena Furlan	2,987,840	19.92%

TOTAL	15,000,000	100.00%

(*)
Luiz Fernando Furlan holds, in addition to his interest in Old Participações Ltda., 10,804,347 common shares, which combined with his indirect holding in Sadia, is equal to 6.3% of the voting capital stock and 2.37% of the total capital stock of Sadia.

(**)
Osório Henrique Furlan Júnior holds, in addition to his interest in Old Participações Ltda., 11,760,893 common shares, which combined with his indirect holding in Sadia, is equal to 6.7% of the voting capital stock and 2.52% of the total capital stock of Sadia.

        Sunflower Participações S.A. is a company composed of several members of the Fontana family and is a party to the shareholders' agreement dated May 2, 2005. Its shareholding breakdown at March 31, 2009 is as follows:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Maria Aparecida Cunha Fontana(*)	14,084,143	38.81%	—	0.00%	14,084,143	38.81%
Attilio Fontana Neto	5,716,562	15.75%	—	0.00%	5,716,562	15.75%
Walter Fontana Filho	9,782,244	26.96%	—	0.00%	9,782,244	26.96%
Vania Cunha Fontana	6,706,010	18.48%	—	0.00%	6,706,010	18.48%

TOTAL	36,288,959	100.00%	—	0.00%	36,288,959	100.00%

(1)
Maria Aparecida Cunha Fontana holds, in addition to her interest in Sunflower Participações Ltda., 600,001 common shares, which combined with her indirect holding in Sadia, is equal to 5.7% of the voting capital stock and 2.15% of the total capital stock of Sadia.

        Shares in possession of Sadia's controlling shareholders, Board of Directors, Officers and the Fiscal Committee at March 31, 2009 is as follows:

	Common Shares	%	Preferred Shares	%	Total	%
Controlling shareholders	146,604,764	57.04%	13,124,570	3.08%	159,729,334	23.39%
Members of the board of directors(*)	1	0.00%	11,006,400	2.58%	10,006,401	1.61%
Officers	14,129	0.01%	305,001	0.07%	319,130	0.05%
Fiscal Committee	—	0.00%	528	0.00%	528	0.00%

Total	146,618,894	57.05%	24,436,499	5,74%	171,055,393	25,04%

(*)
Excludes shareholders who are members of the controlling group.

Significant changes in percentage of ownership held by major shareholders

        Below is information provided pursuant to paragraph 1 of article 12 of CVM Instruction 358/02, which provides for the obligation of disclosure of information about a relevant position of an individual, or group of persons representing a common interest, reaching a participation that corresponds to 5.0% of one type or a class of shares.

        As of closing day of February 15, 2006 OppenheimerFunds, Inc. and its clients held 10.8% of the Company's preferred shares. This participation did not affect the Company's control. In March 2007, OppenheimerFunds, Inc. and its clients held 8.9% of the Company's preferred shares. In August 2007, OppenheimerFunds, Inc. and its clients held 5.3% of the Company's preferred shares. In September 2007, OppenheimerFunds, Inc. and its clients held less than 5% of the Company's preferred shares and since October 2008 they have held none.

        On May 17, 2006, Sadia announced that Dodge & Cox held 5.4% of the Company's preferred shares in the form of ADSs, pursuant to a letter sent by the shareholder. On November 16, 2006 this participation increased to 10.2%. On March 2008, this participation was 11.4% of preferred shares in the form of ADSs. On March 2009, this participation decreased to 2.1% of preferred shares in the form of ADSs.

        On December 28, 2006, Sadia announced that, pursuant to a letter sent to CVM by Old Participações Ltda., the shareholder Osório Henrique Furlan transferred on December 1st, 2006, his 14,948,969 common shares to Old Participações Ltda., which on that date held an aggregate 25,661,658 common shares, representing 10.0% of the Company's 257,000,000 common shares. In March 2009, Old Participações Ltda. had 10.4% of the Company's common shares.

Shareholders' Agreement

        Members of the family of the founder, Mr. Attilio Fontana, entered into a shareholders' agreement on May 2, 2005, replacing an earlier shareholders' agreement in effect, and which was amended and restated on March 12, 2009. The agreement is intended to regulate the relationship among the family groups regarding the purchase and sale of shares between themselves and with third parties as well as to establish principles and rules for the exercise of block voting rights, investment policy and remuneration of capital. The agreement is reviewed every five years. Any family member who wishes to dispose of his or her shareholding must first offer the shares to all parties to the shareholders' agreement.

        As of March 2009, the Company's shareholders' agreement was composed of 60 participants and comprised 57.0% of Sadia's voting shares.

        An English translation of such agreement is attached hereto as Exhibit 4.02.

Recent Events

        On May 19, 2009, the Company signed a merger agreement with Perdigão S.A. that contemplates a business combination of the two companies. In the business combination, Perdigão is to be renamed BRF—Brasil Foods S.A. and Sadia is expected to become a wholly owned subsidiary of BRF. Holders of common shares and preferred shares of Sadia are expected to receive common shares of BRF, and the holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of BRF. The transaction is described in more detail under "Item 4. Information on the Company—A. History and Development of the Company—Proposed Business Combination with Perdigão."

B. Related Party Transactions

        The Company has financial transactions with Sadia International Ltd. and operating and financial transactions with Wellax Food Logistics C.P.A.S.U. Lda, both of which are vehicles for sales outside

Brazil. Wellax also acts as a financing entity for the Company by obtaining export financing loans from international banks and investing the proceeds in marketable securities.

        The Company is a party to transactions with Concórdia Financeira S.A., a company controlled by Sadia S.A. and which, in turn, controls Banco Concórdia S.A. and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. The transactions between the Company and such subsidiaries relate mainly to: (i) human resources (contracting of retirement plan, life insurance, dental insurance with third parties); (ii) telephone; (iii) information technology, representing an aggregate monthly amount for clauses (i), (ii) and (iii) of R$50,000. Concórdia Corretora provides services to the Company in connection with foreign exchange transactions and asset management, and the Company pays Concórdia Corretora an average monthly amount of R$120,000.

        The Company is a party to five agreements with entities that are partly or wholly owned by members of the Furlan and Fontana families, some of which hold common and/or preferred shares of Sadia. None of such agreements is material to the Company individually or in the aggregate, the largest of them representing R$47.1 million, or 0.5% of the Company's total costs and expenses for 2008.

C. Interests of Experts and Counsel

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Legal Proceedings

        The Company is party to certain legal proceedings arising in the normal course of business, and has recorded provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable judgment. The consolidated balance of such deposits on December 31, 2008 was R$75.3 million.

        Provisions recorded for contingencies classified as having a probable risk of loss have the following balances:

	December 31, 2008
R$ Thousand	Consolidated
Tax proceedings	R$	28,294
Labor proceedings		28,063
Civil proceedings		10,244

Provision for contingencies		66,601
Income and social contribution tax payables		22,574

Total		89,175

  Tax Litigation

        The Company is engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$1,818.5 million, for which it has established provisions in an aggregate amount of R$50.9 million as of December 31, 2008, compared to R$1,515.3 million and R$46.7 million, respectively, as of December 31, 2007, and R$1,012.2 million and R$42.9 million as of December 31, 2006. The main tax contingencies involving probable losses relate to (1) income taxes (R$27.3 million),

(2) withholding income tax on investments of Granja Rezende amounting to R$4.3 million and R$415 thousand for other provisions, (3) several administrative cases involving ICMS, mainly in the states of São Paulo, Rio de Janeiro and Paraná, totaling a probable contingency estimated at R$10.9 million and (4) several cases related to the payment of social security contribution, PIS (Social Integration Program Tax), import duty and others totaling a provision of R$12.6 million.

        The Company has other contingencies of a tax nature in the amount of R$1.2 billion in December 31, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company management; therefore, no provision has been recorded. These contingencies refer mainly to issues regarding ICMS credits in the amount of R$652.9 million, certain IPI tax credits in the amount of R$298.4 million, and payment of social security contributions, in the amount of R$118.6 million, and others in the amount of R$168.7 million. The contingencies relate, on a consolidated basis, mainly to the following proceedings:

        Social Contributions (Quota Patronal).    The Company has received a tax default notice issued by the tax authorities with respect to social contribution payments meant for the Fundo da Previdência e Assistência Social, the financing of social benefits related to labor matters and certain entities (INCRA, SEBRAE, SESC and SENAC). On December 31, 2008, the pending amount in connection with such proceeding was R$28.3 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        Rural Union Contribution.    Sadia filed a complaint for the annulment of tax notices it received in which the Brazilian Social Security Institute (INSS) questioned Sadia's responsibility for payment of Rural Union Contributions as a result of Sadia's purchase of Granja Rezende. INSS has a position that contributions should be calculated based on payroll, while Sadia made payments based on its gross revenues. In April 2009, a judgment favorable to Sadia was rendered. On December 31, 2008, the pending amount in connection with such proceeding was R$39.8 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        Corporate Income (IRPJ) Tax Deductibility.    The Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) has not agreed on the carrying forward of prior-year losses for 2006. Sadia objected and judgment by the Delegacia Regional de Julgamento de Florianópolis is pending. On December 31, 2008, the pending amount in connection with such proceeding was R$40.9 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        Carry-Forward of Tax Losses—30% Deductibility.    Sadia has been notified of a tax default requesting payment of social contributions on net profits (CSLL) for 1998 and 1999 due to a failure to comply with the 30% deductibility limit to carrying forward prior-year losses. On appeal, the request for payment has been denied based on the statute of limitations. Judgment on an appeal by the tax authority (Fazenda Nacional) is pending. On December 31, 2008, the pending amount in connection with such proceeding was R$28.2 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        Compensation Between Cofins and IPI Tax Credits.    The Company has been notified of a tax default requesting payment of the social contribution on sales (Cofins) that was not paid as it was offset by certain IPI (tax on industrialized products) tax credits claimed under tax proceedings. Judgment by the tax appeals court is pending. On December 31, 2008, the pending amount in connection with such proceeding was R$31.0 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        Social Integration Program (PIS).    The Company has been notified of a tax default requesting payment of amounts compensated by it based on a pending lawsuit that questions the applicability of

Law (Lei Complementar) 07/07 and adjustment of amounts due. This administrative proceeding is pending judgment by the tax appeals court. On December 31, 2008, the pending amount in connection with such proceeding was R$71.6 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a remote loss by the Company's legal counsel.

        Social Contributions.    Sadia filed a complaint for annulment of tax notices in connection with the following social contributions: CSFS Autônomos, INCRA, SAT, SENAR, Abono Férias and Bolsa de Estudo. On December 31, 2008, the pending amount in connection with such proceeding was R$21.5 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        State VAT (ICMS).    Tax authorities in the state of Mato Grosso have filed a claim for payment by Sadia of state value-added tax on sales (ICMS) in connection with export of processed products (corned-beef, roast beef and frozen cooked beef). On December 31, 2008, the pending amount in connection with such proceeding was R$29.6 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a remote loss by the Company's legal counsel.

        Undue Deductions Regarding Corporate Income Tax (IRPJ).    Sadia has been notified of a tax default requesting payment of corporate income tax (IRPJ) claiming undue deductions for incentives to rural activities from the Company's profits. On December 31, 2008, the pending amount in connection with such proceeding was R$23.1 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        IPI Tax Credit.    Sadia is party to various judicial and administrative proceedings relating to its right to claim IPI tax credits and compensation of such credits with other taxes. On December 31, 2008, the pending amount in connection with such proceeding was R$236.4 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        ICMS Cesta Básica.    Sadia is disputing whether it should have to pay ICMS over items from the cesta básica (a selection of products deemed basic for use in a household in a 30-month period, including food, personal hygiene and cleaning products) that did not enter the Company's premises and a failure to receive tax credit returns with respect to such products. On December 31, 2008, the pending amount in connection with such proceeding was R$30.9 million. Sadia has not made provisions with respect to such proceeding because it was assessed as a possible loss by the Company's legal counsel.

        ICMS Tax Benefits.    Sadia received various tax default notices issued by tax authorities in different states alleging undue compensation of ICMS tax in connection with certain entities that have tax benefits. On December 31, 2008, the pending amount in connection with such proceedings was R$476 million. Sadia has not made provisions with respect to such proceedings because they were assessed as a possible loss by the Company's legal counsel.

  Civil Litigation

        Sadia is a defendant in 806 civil proceedings amounting to total claims of R$116.6 million as of December 31, 2008, compared to R$119.2 million and R$88.0 million as of the same date in 2007 and 2006, respectively. These matters relate to, among other things, traffic accidents, consumer product liability, work-related accidents and termination of outgrower agreements. The claims related to outgrowers' agreements amount to 10% of the number of claims in which the Company is a defendant. The Company has recorded provisions for losses in the amount of R$10.2 million in connection with our pending civil proceedings as of December 31, 2008. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Sadia S.A.—The Company is subject to the risk of litigation, and the outcome of proceedings it is or may become involved in could have a material adverse effect on its business, operations, financial position, profitability or cash flow."

        The Company has civil contingencies that were assessed as possible losses by the Company's legal counsel and management and, therefore, no provision was recorded for those contingencies. The claimed amount of such civil contingencies is R$56.8 million.

        The proceeding in Brazil involving the largest amount refers to an indemnification claim against the Company (as successor to Granja Rezende S.A.) by Seara Alimentos S.A. in the amount of R$48.9 million in connection with an alleged deficiency in day-old chicks then provided to the plaintiff, which is still in the discovery phase. The risk of loss in such proceeding is classified as possible and, accordingly, no provisions have been recorded.

        In November 2008, the Company, as well as certain individuals who were officers and/or directors of the Company during the events at issue, were named as defendants in five collective lawsuits filed in the United States District Court for the Southern District of New York, brought by investors in ADRs issued by the Company, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. By order of the Court, the five lawsuits were consolidated into one single class action. The Court also appointed a group consisting of the Westchester Putnam Heavy & Highway Laborers Local 60 Benefit Funds and six individuals as Lead Plaintiffs (the "Lead Plaintiffs"), and appointed Lead Class Counsel pursuant to Section 21E of the Securities Exchange Act of 1934.

        The Lead Plaintiffs filed a Consolidated Amended Complaint on March 16, 2009 pursuant to a Scheduling Order entered by the Court on February 3, 2009 (the "Scheduling Order"). The Lead Plaintiffs purport to assert claims on behalf of a class consisting of all purchasers of the Company's American Depository Receipts ("ADRs") who purchased between April 30, 2008 and September 26, 2008 (the "Class Period"). The Consolidated Amended Complaint alleges, in substance, that the defendants failed to disclose that (1) the Company had entered into currency derivative contracts to hedge against U.S. dollar exposure that were allegedly far larger than necessary; (2) such contracts allegedly violated the Company's hedge policy; (3) the Company's financial statements were allegedly false and misleading in that they allegedly failed to account for the Company's exposure to currency market fluctuations; (4) the Company allegedly lacked adequate control and financial controls; and (5) as a result, the Company's statements about its financial well-being and future business prospects were allegedly lacking in any reasonable basis when made. Plaintiffs' claim that the defendants' wrongful acts, false and misleading statements and omissions, and the decline in the market value of the Company's securities, caused them and other members of the purported class to suffer damages in connection with their purchases of the Company's securities during the Class Period. No actual damage amount is specified in the Consolidated Amended Complaint.

        Pursuant to the Scheduling Order, the Company responded to the Consolidated Amended Complaint on April 27, 2009 by filing a motion to dismiss for failure to state a claim pursuant to Rule 12(b)6 of the Federal Rules of Civil Procedure. In the motion, the Company asserts that the Consolidated Amended Complaint should be dismissed for failure to state a claim as a matter of law under the Federal securities laws. Plaintiffs filed their responsive papers on June 1, 2009. Pursuant to the Scheduling Order, the Company filed its reply on June 22, 2009.

        The Company intends to contest these lawsuits vigorously. At this preliminary stage in the proceedings, the Company does not express a judgment as to the outcome of the motion to dismiss, the ultimate outcome of the case, or the range of potential loss. As it is not currently possible to determine the probability of loss and the amounts involved, no provision was recorded.

        Sadia is also a party to five class actions regarding (i) use (through Banco do Brasil) of certain Brazilian financial reserves to fund projects not deemed economically viable, (ii) added water to chicken allegedly in excess of permitted amounts, (iii) alleged excess weight in its trucks, and (iv) alleged improper disposal of solid waste. Sadia has not made provisions with respect to such proceedings because they were assessed as a possible loss by the Company's legal counsel.

  Labor Claims

        On December 31, 2008, there are approximately 3,270 labor claims pending against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums. None of the claims involve a significant amount on an individual basis. The aggregate amount of such labor claims amount to R$67.6 million and a provision of R$28.1 million has been recorded based on historical information and represents the Company's best estimate of the ultimate loss that will be incurred.

Dividends and Dividend Policy

  Payment of Dividends

        Our dividend policy has historically included the distribution of annual and interim dividends. In accordance with its policy, the Company normally pays dividends or interest on shareholders' equity twice a year, although the law does not require it to do so. However, due to the financial results of the Company in year 2008, the Company will not be able to pay dividends or interest on shareholders' equity until its net losses of R$2.5 billion for the year ended December 31, 2008, are fully offset.

        As established in its by-laws, Sadia is required to distribute to shareholders, as dividends relative to each fiscal year ended December 31, no less than 28.0% of its adjusted net profits (the mandatory dividend or mandatory distributable amount) in any given fiscal year. In addition to the mandatory dividend, the Board of Directors may recommend the payment of additional dividends to shareholders. Any payment of interim dividends or interest on shareholders' equity will be deducted from the amount of the mandatory dividend for the same fiscal year. According to the Company's by-laws, the mandatory dividend may be paid to the shareholders out of the retained earnings and/or the profit reserves. In accordance with the Brazilian Corporations Law, the mandatory dividends shall not be compulsory with regard to a fiscal year in which the Board of Directors notifies the annual shareholders' meeting that its payment would be incompatible with the financial condition of the Company. The audit committee shall deliver an opinion on any such notice and an explanation for the notice shall be reported to the CVM. If a mandatory dividend is not paid, any retained earnings must be allocated to a special reserve account. If the Company does not incur the expected losses that led to the withholding of the mandatory dividend, then the Company will be required to pay the respective mandatory dividend.

        The calculation of the net income of the Company, and the allocations to reserves in any fiscal year, are determined on the basis of financial statements prepared in accordance with Brazilian Corporations Law and Brazilian GAAP, which differs from the financial statements prepared in accordance with U.S. GAAP. The financial statements presented herein were prepared in accordance with U.S. GAAP, and while the allocations to reserves and the dividends are reflected in these consolidated financial statements, investors will not be able to calculate the amounts of these allocations, or of dividends due, on the basis of the same consolidated financial statements.

        The following table sets out the gross amount of dividends and interests on shareholders' equity paid to the Company's shareholders since 2001 in Brazilian currency and converted into U.S. dollars at the commercial exchange rate on the date of payment of the same dividends.

Gross Historical Dividend Payments

Period	Description	Payment Date	R$ per 1,000 Preferred Shares	R$ per 1,000 Common Shares	US$ per 1,000 Preferred Shares	US$ per 1,000 Common Shares	US$ per 100 ADSs
2001	Interest on shareholders' equity	8/22/2001	32.40	29.40	12.84	11.65	11.00
	Interest on shareholders' equity	2/14/2002	89.29	81.18	36.82	33.48	31.33
2002	Dividends	8/16/2002	17.60	16.00	5.57	5.06	5.67
	Interest on shareholders' equity	2/14/2003	74.71	67.92	20.42	18.57	17.24
	Interest on shareholders' equity	2/21/2003	23.97	21.79	6.64	6.03	5.60

Period	Description	Payment Date	R$ per 1,000 Preferred Shares	R$ per 1,000 Common Shares	US$ per 1,000 Preferred Shares	US$ per 1,000 Common Shares	US$ per 100 ADSs
2003	Interest on shareholders' equity	8/15/2003	71.40	64.90	23.85	21.68	20.14
	Interest on shareholders' equity	2/16/2004	156.80	142.54	53.95	49.04	45.16
2004	Interest on shareholders' equity	8/17/2004	77.88	70.80	25.97	23.61	21.92
	Interest on shareholders' equity	2/16/2005	133.93	121.75	51.66	46.96	43.61
	Interest on shareholders' equity	3/14/2005	13.13	11.94	4.77	4.34	4.01
2005	Interest on shareholders' equity	8/17/2005	84.90	77.18	36.14	32.85	30.53
	Interest on shareholders' equity	2/16/2006	174.52	174.52	82.41	82.41	69.54
	Dividends	3/16/2006	39.12	39.12	18.57	18.57	18.39
2006	Interest on shareholders' equity	8/17/2006	73.48	73.48	34.39	34.39	28.94
	Interest on shareholders' equity	2/16/2007	101.79	101.79	48.67	48.67	41.19
2007	Interest on shareholders' equity	8/17/2007	87.82	87.82	43.10	43.10	12.93
	Interest on shareholders' equity	2/15/2008	144.8	144.8	82.55	82.55	24.76
	Dividends	2/15/2008	73.39	73.39	41.84	41.84	12.55
2008	Interest on shareholders' equity	8/18/2008	67.76	67.76	38.74	38.74	12.91
	Dividends	8/18/2008	9.63	9.63	5.50	5.50	1.83
	Interest on shareholders' equity	8/18/2008	67.75	67.75	42.56	42.56	14.19

Allocation of Net Income and Distribution of Dividends

  Calculation of Distributable Amount

        According to the Brazilian Corporations Law, the net income of a company after deduction of income tax and social contributions relative to the same fiscal year, and net of any losses accumulated in prior fiscal years, and amounts allocated to employee and management profit-shares, will represent the net income of the Company, following (i) the deduction of amounts allocated to the constitution of the legal reserve, (ii) the deduction of amounts allocated to the constitution of other reserves, following the principles established by the company and in accordance with the applicable legislation (as hereinafter discussed), and (iii) the increase by the reversion of reserves constituted in previous fiscal years. This net income will be available for distribution to shareholders (thus constituting the adjusted net profit, designated here as the distributable amount) in any fiscal year.

  Legal Reserve

        According to the Brazilian Corporations Law, the Company is required to maintain a legal reserve to which it must allocate 5.0% of its net income in each fiscal year, until the amount of this reserve is equal to 20.0% of the paid-in share capital, or until the sum of this reserve and all other capital reserves reaches 30.0% of the paid-in share capital. Net losses, if any, may be offset against the legal reserve.

  Unrealized Income Reserve

        According to the Brazilian Corporations Law, the amount by which the mandatory dividend exceeds the realized net profits (according to the definition below) in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporations Law defines realized net profits as the amount by which net profits exceed the sum of (i) the net positive value of the equity pick-up related to its subsidiaries and affiliates, and (ii) the profits, returns or net gains resulting from operations or account recognition of assets and debts by their fair market value, whose period of financial realization takes place after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent years.

  Contingency Reserve

        Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs.

  By-law Reserves

        According to the Brazilian Corporations Law, the Company may decide to assign on a discretionary basis a portion of the net income to the limit established in its by-laws (with such reserves collectively designated as discretionary reserves). The Company's by-laws established a special fund for research and development to which it may allocate up to 5.0% of its net income per year, until the amount of this fund is equivalent to 10.0% of its paid-in share capital.

        According to the Brazilian Corporations Law, a portion of the net income may also be assigned for any discretionary appropriations for plant expansions or any other investment projects (investment projects' reserve), the amount of which is based on the capital budget previously presented by management and approved by shareholders. Following the conclusion of the corresponding investment projects, the Company may withhold the relevant appropriation until the shareholders vote to transfer all or part of the capital reserve or retained earnings. The Company's by-laws effective as of March 31, 2000, contain provisions for a special expansion reserve, to which at least 15.0% and at most 60.0% of the net income must be allocated each year, until the amount of this reserve is equivalent to 70.0% of its paid-in share capital.

  Fiscal Incentive Reserve

        According to the Brazilian Corporations Law, the shareholders' meeting may assign to a fiscal incentive reserve the portion of net income resulting from donations or governmental subventions for investments, which value may be excluded from the basis for calculating the mandatory dividends.

        Brazilian Corporations Law states that all discretionary allocations of net income including discretionary reserves, the contingency reserve, and the unrealized income reserve, will be subject to approval by shareholders at the annual meeting, and may be transferred to the Company's capital or used to pay dividends in subsequent fiscal years. The legal reserve may be transferred to the Company's capital, but may not be used to pay dividends in subsequent fiscal years. The balance of all profit reserves, except those for contingencies, for fiscal incentive and for realizable profits, may not exceed the share capital; should this limit be reached, a shareholders' meeting shall decide whether the excess shall be applied to pay up or to increase the capital, or to distribute dividends.

Calculation of Dividends

        We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders' meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

        Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders' resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

        Our by-laws do not require that we index the amount of any dividend payment to inflation.

        Our board of directors may declare interim dividends or interest on shareholders' equity based on interim financial statements. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Calculation of Interest on Shareholders' Equity

        Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders' equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders' equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders' equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders' equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders' equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

        Any payment of interest on shareholders' equity to holders of common shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our by-laws, we may include the amount distributed as interest on shareholders' equity, net of any withholding tax, as part of the mandatory dividend amount.

        There are no restrictions on our ability to distribute and remit abroad dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

Prescription

        Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

B. Significant Changes

        Law No. 11,638/07 of December 28, 2007 has brought a series of changes to the Brazilian Corporations Law, especially, with respect to the accounting control systems for activities undertaken by corporations, the recording of certain transactions and the preparation of financial statements. The main innovation is the substitution of the Statement of Origin and Uses of Resources (DOAR) by the Statement of Cash Flows (DFC).

        Additionally, the new legislation introduced new criteria in the valuation of assets and liabilities, in an attempt to bring the accounting numbers closer to the reality of the market. For example, pursuant to the new law, long-term assets and liabilities must be shown at market value, which includes discounting cash flows to present value.

ITEM 9.    THE OFFER AND LISTING

A. Offer and Listing Details

        On December 31, 2008, the Company's share capital consisted of 257,000,000 common shares and 426,000,000 preferred shares.

        Both types of the Company's shares are registered shares and are publicly traded in Brazil on the São Paulo Stock Exchange since 1971, under the ticker symbols SDIA3 and SDIA4.

        In June 2001, the Company adhered to the "Level 1 of Corporate Governance Requirements" of the Bovespa, certifying its commitment to transparency and fair disclosure of information.

        To become a Level 1 company, an issuer must agree to:

  •
  ensure that shares of the issuer representing 25% of its total capital are effectively available for trading;

  •
  adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

  •
  comply with minimum quarterly disclosure standards;

  •
  comply with the disclosure of shareholders agreements and stock options programs;

  •
  provide an annual calendar with corporate events;

  •
  provide cash flow statements; and

  •
  follow stricter disclosure policies with respect to transactions by controlling shareholders, directors and officers involving securities issued by the issuer;

        In April 2001, the Company listed its ADSs on the New York Stock Exchange, providing investors with a channel to buy its stock outside of Brazil. On February 6, 2008, the ratio changed from one ADS to ten preferred shares to a new ratio of one ADS to three preferred shares.

        The Company's preferred shares are also traded on the LATIBEX, under the ticker symbol XSDI, since November 2004. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denomination.

        In September 2005, due to the improved liquidity of its preferred shares, Sadia became the first company in its segment to be part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA) and as of the date of this document is still part of the index.

        In December 2005, Sadia granted its preferred shareholders the right to be included in a public offering resulting from any change of Sadia's control (tag along rights), entitling them to receive a price equal to 80% of the amount paid per common share that is an integral part of the control block. We also eliminated the right to a dividend, per preferred share, 10.0% higher than that of each common share.

        In 2007, the Company was listed in the Bovespa's Corporate Sustainability Index (ISE) as one of the 32 publicly-held companies with the best performance in corporate sustainability practices. In 2008, the Company was once again listed in the same index, which included 38 shares from 30 publicly-held companies committed to the environment, social responsibility and sustainable development.

        In 2008, the Company's preferred shares had a daily average financial volume of R$29.2 million, which represented a 56.1% increase as compared to the 2007 financial volume. In 2008, the Company's common shares had a daily average financial volume of R$288.4 thousand, which represented a 209.9% increase as compared to the 2007 financial volume.

        In 2008, Sadia's ADSs had a daily average financial volume of US$10.4 million while in 2007, Sadia's ADSs had a daily average financial volume of US$8.4 million. The number of shares traded in 2008 in NYSE represented 26.2% of the total number of Sadia's preferred shares traded, compared to 21.1% in 2007.

Price Information

        The tables below present, for the indicated periods, the minimum and maximum prices for the preferred shares on Bovespa in Brazilian reais.

	Preferred Share Price		Common Share Price
	(R$ per Share)
	High	Low	High	Low
2004	5.98	3.56	5.50	3.65
2005	6.90	3.56	6.50	3.40
2006	7.60	5.18	7.45	5.60
2007	12.00	6.40	10.79	6.80
2008	14.09	2.79	12.45	4.06

    Source: Economática.

	Preferred Share Price		Common Share Price
	(R$ per Share)
	High	Low	High	Low
2007
First Quarter	8.27	6.40	8.25	6.80
Second Quarter	10.00	7.60	9.50	7.90
Third Quarter	10.43	8.00	9.60	8.86
Fourth Quarter	12.00	9.90	10.79	9.53
2008
First Quarter	11.15	8.68	10.30	9.00
Second Quarter	14.09	9.79	12.45	9.71
Third Quarter	12.06	5.23	11.75	7.53
Fourth Quarter	6.19	2.79	7.97	4.06
2009
First Quarter	3.84	2.56	5.66	3.93

    Source: Economática.

	Preferred Share Price		Common Share Price
	(R$ per Share)
	High	Low	High	Low
Dec/08	3.75	3.03	4.68	4.06
Jan/09	3.84	3.17	5.55	3.93
Feb/09	3.39	2.86	5.36	4.70
Mar/09	3.14	2.56	5.66	4.32
Apr/09	4.17	3.08	5.05	4.48
May/09	5.01	4.23	5.65	4.91

    Source: Economática.

        The tables below present, for the indicated periods, the minimum and maximum prices for the Sadia's ADS on the New York Stock Exchange in dollars.

	ADS Price (US$ per ADS)
	High	Low
2004	22.41	11.35
2005	30.50	14.45
2006	34.70	23.45
2007	70.26	34.70
2008	59.78	3.48

    Source: Economática.

	ADS Price (US$ per ADS)
	High	Low
2007
First Quarter	40.45	30.43
Second Quarter	52.44	37.36
Third Quarter	56.75	39.00
Fourth Quarter	70.26	53.72
2008
First Quarter(1)	64.28	49.60
Second Quarter	25.84	17.67
Third Quarter	23.15	7.99
Fourth Quarter	9.68	3.48
2009
First Quarter	5.21	3.21

    Source: Economática.

    (1)
    Adjusted, as the rate of Preferred Shares per ADS was altered from ten to three in February 2008.

	ADS Price (US$ per ADS)
	High	Low
Nov/08	6.83	3.48
Dec/08	4.90	3.71
Jan/09	5.21	4.06
Feb/09	4.39	3.42
Mar/09	4.17	3.21
Apr/09	5.70	4.10
May/09	7.48	5.90

    Source: Economática.

Share Rights

        Sadia's shares are entitled to a mandatory minimum dividend of 28.0% of the net income for the year, and shareholders shall participate equally in stock dividends and capital increases arising from the revaluation of assets.

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

  •
  right to be included in the public offering for the sale of control under the conditions set forth in art. 254-A of the Brazilian Corporations Law, which guarantees a price at least equal to 80.0% of the amount paid per common share which is part of the control block; and

  •
  priority in capital reimbursement in case of liquidation of the Company.

        Preferred shares may acquire voting rights if the Company fails to pay, for at least three consecutive years, the minimum dividend to which they are entitled and such right shall continue until such dividends are paid.

        Any change in the preference, benefits, conditions of redemption and amortization of the Company's preferred shares, or the creation of a class of shares having priority or preference over the Company's preferred shares, would require the approval of holders of a majority of the Company's outstanding preferred shares at a special meeting of holders of preferred shares. Such a meeting would be called by publication of a notice in the state official gazette and one or two other major Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice. In any circumstances in which holders of the Company's preferred shares are entitled to vote, each preferred share will entitle its holder to one vote.

        Each of the Company's shareholders is entitled by law to preemptive rights to subscribe shares in any capital increase in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right. In the event of a capital increase that maintains or increases the proportion of the total capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only the newly issued preferred shares. In the event of a capital increase that would decrease the proportion of the total capital represented by the preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe preferred shares in proportion to their shareholdings and common shares only to the extent necessary to prevent dilution of their interest.

        Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of the Company's ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Restrictions on Foreign Investment

        According to Sadia's by-laws, 51.0% of the voting capital of the Company must be held by Brazilian citizens. The right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation.

        Until March 2000, the mechanism that permits foreign investors to trade directly with BM&F Bovespa was known as the Annex IV Regulations, in a reference to Annex IV of Resolution No. 1,289 of the National Monetary Council, or "Annex IV Regulations." Currently, this mechanism is regulated by Resolution No. 2,689, of January 26, 2000, of the National Monetary Council ("Resolution 2,689") and by Instruction No. 325, of January 27, 2000, of the CVM, as amended ("CVM Instruction No. 325"). Resolution 2,689, which became effective on March 31, 2000, sets forth new rules concerning foreign portfolio investments in Brazil. Foreign investments registered under Annex IV Regulations had to conform to Resolution 2,689 by June 30, 2000. Such rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled.

        Pursuant to Resolution 2,689, foreign investors are individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. Resolution 2,689 prohibits the offshore transfer or assignment of the title of the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

        Pursuant to Resolution 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Brazilian Central Bank.

        The securities and other financial assets held by the foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or by the CVM or be registered in record, clearing and custody systems authorized by the Brazilian Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out in exchanges or organized over-the-counter markets licensed by the CVM. All investments made by a foreign investor under Resolution 2,689 will be subject to an electronic registration with the Brazilian Central Bank.

        Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289, or "Annex V Regulations," provides for the issuance of depositary receipts representing depositary shares in foreign markets in respect of shares of Brazilian issuers. The ADSs have been approved under the Annex V Regulations by the Brazilian Central Bank and the CVM. Accordingly, the proceeds from the sale of the ADSs by ADS holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment if the relevant conditions are met. According to Resolution 2,689, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Resolution 2,689 and vice-versa, pursuant to the conditions set forth by the Brazilian Central Bank and by the CVM.

        As of December 31, 2008, there were 22 registered ADS holders.

B. Plan of Distribution

        Not Applicable.

C. Markets

Trading on the Brazilian Stock Exchange—Securities, Commodities & Futures Exchange

        The BM&F Bovespa—Securities, Commodities & Futures Exchange, or the "São Paulo Stock Exchange," is a public company which resulted from the merger, in 2008, among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo (Bovespa, the São Paulo stock exchange), and Companhia Brasileira de Liquidação e Custódia (CBLC, a clearinghouse). Before the merger, BM&F and Bovespa, which were non-profit entities owned by their member brokerage firms until 2007, conducted their initial public offerings (IPOs) and became public companies. The integration process among such companies was fully completed in November 2008. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has open outcry trading sessions, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:45 p.m. to 7:00 p.m. or from 6:45 p.m. to 7:45 p.m. during Brazilian summer time. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by the São Paulo Stock Exchange.

        Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the facilities of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia), or "CBLC," which is the São Paulo Stock Exchange's securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

        The São Paulo Stock Exchange is significantly less liquid than the NYSE and many other of the world's major stock exchanges. While all of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remaining shares are often held by a single or small group of controlling persons or by governmental entities.

        Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. For more information, see "Item 9. The Offer and Listing Details—C. Markets—Regulation of Foreign Investment."

Regulation of Brazilian Securities Markets

        The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the CMN and by the Central Bank, which have, among other powers, licensing authority over brokerage firms and which regulate foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Brazilian Law No. 6,385/76, as amended, and by the Brazilian Corporations Law and other CVM rulings and regulations.

        Under the Brazilian Corporations Law, a company may be either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to periodic reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a listed company, like those of our company, also may be traded privately subject to certain limitations.

        The Brazilian over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM must receive notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

        Trading of a company's securities on the São Paulo Stock Exchange may be suspended in anticipation of a material announcement. A company must also suspend trading of its securities on international stock exchanges on which its securities are traded. Trading may also be suspended by the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to an inquiry by the CVM or the relevant stock exchange.

        Brazilian Law No. 6,385/76, as amended, the Brazilian Corporations Law and regulations issued by the CVM provide for, among other things, disclosure obligations, restrictions on insider trading and price manipulation and protections for minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as securities markets in the United States and some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our shares and the ADSs at a disadvantage. Corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

São Paulo Stock Exchange Corporate Governance Standards

        The São Paulo Stock Exchange has listing segments:

  •
  Corporate Governance Level 1;

  •
  Corporate Governance Level 2; and

  •
  The Novo Mercado (New Market) of the São Paulo Stock Exchange.

        These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporations Law. The inclusion of a company in any of the new segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders' rights and enhance the quality of information provided by Brazilian corporations.

        In June 2001, the Company adhered to Bovespa's Corporate Governance Level 1. Level 1 companies largely undertake to improve methods of disclosure to the market and to disperse shares among the largest number of shareholders possible. The principal practices required of a Level 1 company are:

  •
  Maintenance of a free-float corresponding to at least 25% of the capital stock;

  •
  Improvement in the quarterly reports, including the disclosure of consolidated financial statements and special audit revision;

  •
  Disclosure of an annual calendar of corporate events;

  •
  Public offerings have to use mechanisms to favor capital dispersion;

  •
  Disclosure, on a consolidated basis, of the company's securities directly or indirectly held by the controlling shareholder or management;

  •
  Hold a public meeting with analysts and other interested parties to disclose information about the company's economic and financial conditions, plans and outlook;

  •
  Disclosure of information on related party contracts whenever a single contract or a series of related contracts are worth R$200,000.00 or more within any one-year period, or equal to 1% or more of the shareholders' equity, whichever is greater.

Disclosure of Material Developments

        According to Law No. 6,385 of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the São Paulo Stock Exchange and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may request confidential treatment of certain material developments from the CVM when our management believes that public disclosure could result in adverse consequences to us.

Regulation of Foreign Investment

        Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325.

        With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over- the-counter market, but may not transfer the ownership of investments made under Resolution 2,689 to other non Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our shares are made through the foreign exchange market.

        In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

  •
  appoint at least one representative in Brazil who will be responsible for complying with registration an reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative's obligations;

  •
  complete the appropriate foreign investor registration form;

  •
  register as a foreign investor with the CVM;

  •
  register the foreign investment with the Central Bank;

  •
  appoint a tax representative in Brazil; and

  •
  obtain a taxpayer identification number from the Brazilian federal tax authorities.

        Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

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

C. Material Contracts

        On May 19, 2009, the Company signed a merger agreement with Perdigão that contemplates a business combination of the two companies. An English translation of such agreement is attached hereto as Exhibit 4.01.

        In the business combination, Perdigão is to be renamed BRF—Brasil Foods S.A., or "BRF" and Sadia is expected to become a wholly owned subsidiary of BRF. Holders of common shares and preferred shares of Sadia are expected to receive common shares of BRF, and the holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of BRF. The transaction is described in more detail under "Item 4. Information on the Company—A. History and Development of the Company—Proposed Business Combination with Perdigão."

        Members of the family of the founder, Mr. Attilio Fontana, entered into a shareholders' agreement on May 2, 2005, replacing an earlier shareholders' agreement in effect, and which agreement was amended and restated on March 12, 2009. The agreement is intended to regulate the relationship among the family groups regarding the purchase and sale of shares between themselves and with third parties as well as to establish principles and rules for the exercise of block voting rights, investment policy and remuneration of capital. An English translation of such agreement is attached hereto as Exhibit 4.02.

D. Exchange Controls

        Before March 2005, there were two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds abroad. The Commercial Market Rate was the commercial exchange rate for conversion of Brazilian currency into U.S. dollars, as reported by the Central Bank. The Floating Market Rate was the prevailing exchange rate for conversion of Brazilian currency into U.S. dollars, and was applicable to transactions to which the Commercial Rate does not apply. Both the Commercial Market Rate and the Floating Market Rate were reported by the Central Bank on a daily basis.

        Pursuant to Resolution No. 3,265, of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single Foreign Exchange Market and abolished the legal differences between the Commercial and Floating Markets. Among the modifications to Exchange Market rules is a broader permission to remit funds abroad through the Foreign Exchange Market. On the other hand bank accounts in reais held in Brazil by foreign entities may no longer be used to transfer funds on behalf of third parties. As it is a very recent rule, it is not possible to assess the impact of its provisions on the Brazilian Exchange Market, but it is expected to have a general positive effect by reducing costs derived from currency exchange transactions.

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

        There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Preferred Shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an Electronic Registration at Sisbacen under the Resolution 2689 from the Brazilian Central Bank. Under Resolution 2689, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate Electronic Registration for each transaction. Investors under the Resolution 2689 are also generally entitled to favorable tax treatment.

        Electronic Registrations by the Brazilian Central Bank have been issued in the name of the Company with respect to the Preferred ADSs. Pursuant to the electronic registration, the Custodian will be able to convert dividends and other distributions with respect to the Preferred Shares represented by the Preferred ADSs into foreign currency and remit the proceeds outside Brazil.

E. Taxation

        The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

        Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

        The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a "Non-Resident Holder") and does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder should consult its own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs. The discussions below are based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

  Income tax

        Dividends.    Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of preferred shares or ADSs, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated..

        Interest on Shareholders' Equity.    Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders' equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor's corporate income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

  •
  50% of net income (after the social contribution on net profits tax and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on shareholders' equity) for the period in respect of which the payment is made; and

  •
  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

        Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven ("Tax Haven Residents"). For this purpose, a "tax haven" is a country or location that does not impose income tax, where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

        On June 24, 2008, Law No. 11,727 was enacted, which provides that, as of January 1, 2009, a "tax haven" will also include:

          (1)   jurisdictions or countries whose local legislation imposes restrictions on the access of information relating to the ownership of shares of a Brazilian entity or a given investment; and

          (2)   any "privileged tax regime." A "privileged tax regime" is a tax regime that meets any one of the following requirements: (i) does not tax income or taxes income at a maximum rate of less than 20%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad or imposes tax on income generated abroad at a maximum rate of less than 20% or (iv) restricts disclosure of assets and ownership rights or disclosure concerning economic transactions.

        Since Law No. 11,727 has only recently been enacted, regulations by the Brazilian Revenue Service are likely to be issued, and such regulations might affect the analysis of what constitutes a "tax haven" for purposes of the Brazilian tax law.

        Specifically with respect to the part of the new Law No. 11,727 described in clause (2) above, our Brazilian counsel has advised us that, although this part of the new law should apply only for the purpose of determining what constitutes a "tax haven" for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the "privileged tax regime" concept when referencing tax havens, there is a possibility that the privileged tax regime concept may impact the definition of what constitutes a "tax haven" for purposes of the Brazilian tax law.

        Distributions of interest on shareholders' equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

  Gains

        According to Law No. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our preferred shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is or is not made to an individual or entity resident or domiciled in Brazil.

        As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the preferred shares and the respective acquisition cost.

        Capital gains realized by Non-Resident Holders on the disposition of preferred shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  •
  are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel ("Registered Holder") and (ii) is not a Tax Haven Resident; and

  •
  are subject to withholding income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Residents that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

        Any other gains realized on the disposition of preferred shares that are not carried out on the Brazilian stock exchange:

  •
  are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder; and

  •
  are subject to income tax at a rate of 25% when realized by a Tax Haven Resident, no matter if a Registered Holder or not.

        In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

        Any exercise of preemptive rights relating to preferred shares will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of preferred shares.

        In the case of a redemption of preferred shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the preferred shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

        There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

  Sale of ADSs by U.S. Holders to Other Non-Residents in Brazil

        As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

  Gains on the Exchange of ADSs for Preferred Shares

        Although there is no clear regulatory guidance, the exchange of ADSs for preferred shares should not be subject to Brazilian withholding tax. Non-Resident Holders may exchange ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary's electronic registration), with no tax consequences.

        Upon receipt of the underlying preferred shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment discussed above.

        Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out on the Brazilian stock exchange.

  Gains on the Exchange of Preferred Shares for ADSs

        The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

  •
  the average price per preferred share on the Brazilian stock exchange on which the greatest number of such preferred shares were sold on the day of deposit; or

  •
  if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

        The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven Residents.

  Tax on Foreign Exchange and Financial Transactions

        Foreign Exchange Transactions.    Brazilian law imposes a Tax on Foreign Exchange Transactions, or "IOF/Exchange Tax", on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, IOF rates for almost all foreign currency exchange transactions are 0.38%. In the case of transactions performed in the stock market or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. In any situation, the Ministry of Finance is permitted to increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in the rate will not apply retroactively.

        Tax on Transactions Involving Bonds and Securities.    Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or "IOF/Bonds Tax", including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving preferred shares is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but any increase in the rate will not apply retroactively.

  Other Brazilian Taxes

        There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

United States Tax Considerations

U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs as of the date hereof. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our preferred shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term "U.S. Holder" means a holder of our preferred shares or ADSs that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
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

        This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our preferred shares or ADSs as part of a hedging, integrated or conversion transaction or a straddle;

  •
  a person deemed to sell our preferred shares or ADSs under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code");

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for U.S. federal income tax purposes; or

  •
  a person whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar.

        The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement relating to the ADSs, and all other related agreements, will be performed in accordance with their terms.

        If a partnership holds our preferred shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our preferred shares or ADSs, you should consult your tax advisors.

        This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our preferred shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

        The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.

  ADSs

        The preferred shares represented by the ADSs constitute equity of the Company for U.S. federal income tax purposes. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of such underlying preferred shares. Accordingly, deposits or withdrawals of preferred shares for ADSs will not be subject to U.S. federal income tax.

  Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or preferred shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders' equity, as described above under "—Brazilian Tax Considerations") will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our preferred shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate U.S. Holders, certain dividends received in taxable years before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our preferred shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADSs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to preferred shares (rather than ADSs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of preferred shares, or by the depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.

        Subject to certain conditions and limitations, Brazilian withholding taxes on distributions (including distributions of interest on shareholders' equity) will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or preferred shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you have held ADSs or preferred shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADSs or preferred shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

        To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders' equity, as described above under "—Brazilian Tax Considerations") exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or preferred shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or preferred shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under "—Taxation of Capital Gains"). Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to income from sources outside the United States and you would generally not be able to use the foreign tax credit arising from any Brazilian withholding tax imposed on such distributions unless such credit could be applied (subject to applicable limitations) against U.S. federal income tax due on other income from sources outside the United States in the appropriate category for foreign tax credit purposes. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

        Distributions of common shares, preferred shares or ADSs, or rights to subscribe for common shares, preferred shares or ADSs, that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

  Passive Foreign Investment Company

        Based on our audited financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we would be a passive foreign investment company, or "PFIC," for U.S. federal income tax purposes for 2008 and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs, preferred shares or common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or preferred shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

        If we are a PFIC for any taxable year during which you hold our ADSs or preferred shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or preferred shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or preferred shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or preferred shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or preferred shares in any year in which we are classified as a PFIC.

        If we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the preferred shares are listed on the NYSE. Our preferred shares are listed on the Sao Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the preferred shares will be "regularly traded" for purposes of the mark-to-market election.

        If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or preferred shares at the end of the year over your adjusted tax basis in the ADSs or preferred shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or preferred shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or preferred shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ADSs or preferred shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or preferred shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, you can sometimes avoid the rules described above by electing to treat us as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or preferred shares if we are considered a PFIC in any taxable year.

  Taxation of Capital Gains

        For U.S. federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale, exchange or redemption of preferred shares or ADSs in an amount equal to the difference between the amount realized for the preferred shares or ADSs (including any amounts withheld to reflect Brazilian withholding taxes) and your tax basis in the preferred shares or ADSs, each determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our preferred shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

  Other Brazilian Taxes

        You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds Tax (as discussed under "—Brazilian Tax Considerations") will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

  Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of preferred shares or ADSs and the proceeds from the sale, exchange or redemption of preferred shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

        Not Applicable.

G. Statement of Experts

        Not Applicable.

H. Documents on Display

        The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. Sadia's SEC filings, including this annual report and the exhibits thereto, are also available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission. Information can be obtained either on the SEC website (www.sec.gov) or by phone 1-800-SEC-0330. The Company also files financial statements and other periodic reports with the CVM.

        The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards. See "Item 16G. Corporate Governance."

I. Subsidiary Information

        Not Applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative information about market risk

        The main market risks the Company faces are interest rate, exchange rate and commodity price risks which arise from adverse changes in market conditions and could represent a potential loss. Sadia has historically attempted to mitigate some of these risks through the use of derivatives instruments. See note 21 to the Company's audited financial statements.

        With the sudden outbreak of the financial crisis in late September 2008, there was an abrupt and unexpected devaluation of the Brazilian currency in relation to the U.S. dollar which triggered strike thresholds in those derivative instruments. As the real abruptly depreciated in relation to the U.S. dollar during the third and fourth quarters of 2008, the Company's sustained losses on the derivative instruments it had in place at the time. The Company immediately and duly disclosed the transactions that caused the losses and unwound some of these derivative positions. As of December 31, 2008, the Company held foreign currency reais to U.S. dollars contracts having a notional amount of R$487.3 thousand (short position) and a fair value of R$1,999.2 thousand. For additional information on the Company's derivative losses, see "Item 5. Operating and Financial Review and Prospects—Hedging Transactions, Losses and Exposures."

  Foreign Currency Risk

        The Company's exposure to foreign currency is mainly due to (i) its revenues from international clients, which in 2008 accounted for 45.8% of the Company's total gross operating revenues, and (ii) to its debt denominated in U.S. dollars, which on December 31, 2008 accounted for R$5,114.7 million. Based on our net sales from exports in 2008, we believe that a hypothetical 10% depreciation of the U.S. dollar to the real would decrease our total net operating revenues by R$543 million in 2008. The same hypothetical 10% depreciation would increase our indebtedness by R$511.3 million. This amount would be partially offset by revenues from the export markets, assets linked to foreign currency, such as cash and cash equivalents, marketable securities, accounts receivable and investments abroad.

        The Company's dollar- and reais-denominated debt on December 31, 2008 was as follows:

	Debt Breakdown (%)	Amount (in millions)
Short-term debt
Denominated in reais	25.4%	R$	2,244.1
Denominated in U.S. dollars	25.0%	R$	2,215.5
Long-term debt:
Denominated in reais	16.8%	R$	1,485.5
Denominated in U.S. dollars	32.8%	R$	2,899.3
Total	100.00%

        The Company's current Financial Policy requires each new financing product, including entering into new derivative transactions, to be presented to the Finance Committee before the Chief Financial Officer can undertake it. The Financial Policy provides that foreign currency exchange derivatives may be entered into in an attempt to mitigate potential losses on the Company's external revenues as a result of devaluation of the dollar. The Company uses these exchange derivatives to hedge its foreign currency denominated receivables, payables and debt. As of December 31, 2008, the total notional amount under these instruments was R$487.3 million (short position). See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies" and note 3 of the consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

        We estimate our foreign currency exchange rate risk as the potential devaluation of the real on our U.S. dollar-denominated debt and other U.S. dollar-denominated liabilities. Based on our outstanding of U.S. dollar-denominated exposure at December 31, 2008, we believe that a hypothetical 10% devaluation of the real in relation to the U.S. dollar would have resulted in a loss of U.S.$110.6 million from foreign exchange rate variations in 2008.

        The table below provides information on the Company's foreign currency exposure (as principal amounts plus interest expenses and interest income for each maturity) under the Company's cash and cash equivalents, receivables from counterparties and marketable securities (held for trading and investments in debt securities) as of December 31, 2008.

(in thousands)	2009	2010	2011	2012	2013	After 2013	Total	Fair Value	Average Rate
Cash and cash equivalents:
Denominated in reais	56,074	—	—	—	—	—	56,074	56,074	0.00
Denominated in reais	35,790	—	—	—	—	—	35,790	35,790	13.62
Denominated in U.S. dollars	115,394	—	—	—	—	—	115,394	115,394	0.00
Denominated in U.S. dollars	190,254	—	—	—	—	—	190,254	190,254	0.22
Receivable from counterparties(*)
Denominated in U.S. dollars	1,766,486	—	—	—	—	—	1,766,486	1,766,486	0.22
Held for trading
Denominated in reais	495,654	—	—	—	—	—	495,654	495,654	13.62
Investments in debt securities:
Denominated in reais	414,574	91,025	37,555	44,743	—	97,009	684,906	684,906	9.58
Denominated in U.S. dollars	435,102	—	—	—	—	—	435,102	435,102	0.00
Total	3,509,328	91,025	37,555	44,743	—	97,009	3,779,660	3,779,660

(*)
Represents margin deposits in connection with our derivative instruments. See Note 5 to the Company's audited consolidated financial statements.

  Interest Rate Risk

        The Company's exposure to interest rate is primarily due to the Company's floating rate debt, which amounted to R$6,881.4 million on December 31, 2008.

        The Company has three interest rate swap contracts where Wellax is the counterparty:

  •
  a U.S.$75 million contract, with a receiving rate of six-month LIBOR (3.12% in December 2008) and a fixed paying rate of 4.05% (the receiving rate is accrued daily if the six-month LIBOR rate is within the range of 2.25% to 5.5%);

  •
  a U.S.$50 million contract, with a fixed receiving rate of 4.6% and a fixed paying rate of 4.35% (the receiving rate is accrued daily if the six-month LIBOR rate is within the range of 2.25% to 5.5%); and

  •
  a U.S.$75 million contract with a fixed receiving rate of 5.1% and a fixed paying rate of 3.0% (the receiving rate is accrued daily if the six-month LIBOR rate is within the range of 3.5% to 6.5%).

        Concordia Foreign Investment Fund, SPC—Class A has the following swap agreements above US$50 million:

  •
  Double Range Accrual—LIBOR and US 10Y Constant Maturity Swap (CMS 10Y): Instruments structured with a total notional amount of US$280 million under which currently the Company (1) receives on a six-month basis interest (six-month LIBOR plus a spread) when, at the same time, both the six-month LIBOR is within the average range of 1.63% to 5.75% per annum and the ten-year Constant Maturity Swap (CMS 10Y) is within the average range of 0% to 6.37%, and (2) pays a fixed interest rate when the CMS10Y is below 6.37% or pays six-month LIBOR when the CMS 10Y is above 6.37%. If the six-month LIBOR or the CMS 10Y is outside the ranges described above, there is no accrual of interest (daily accrual).

  •
  Range Accrual of Brazil Credit default swap—CDS 5Y: Structured instruments with a notional amount of US$50 million under which the Company (1) receives on a six-month basis interest (3-month LIBOR) when the Brazil credit default swap—CDS 5Y is within the range of 50 to 200 basis points, and (2) pays periodic interest at a fixed rate of 6.33% per annum when CDS 5Y is within the range of 100 and 400 basis points. If the Brazil risk (Brazil CDS 5Y) is outside the ranges there is no receipt or payment of interest (daily accrual).

        The Company's debt subject to fixed and floating interest rates on December 31, 2008 was as follows:

	Debt Breakdown (%)	Amount (in thousands)
Fixed rate
Denominated in reais	10.0%	R$	880.3
Denominated in U.S. dollars	12.2%	R$	1,082.6
Floating rate
Denominated in reais	32.2%	R$	2,849.2
Denominated in U.S. dollars	45.6%	R$	4,032.2
Total	100.00%

        Sadia's floating interest rate exposure is primarily subject to the variations in LIBOR with respect to U.S. dollar-denominated debt, and to the variation of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Brazilian Central Bank, and other exchange variation measures, with respect to real-denominated debt. On December 31, 2008, the TJLP rate was 6.25% per year. Based on the amount of our floating-rate indebtedness at December 31, 2008, we believe that a hypothetical 10% increase in fixed interest rates would have increased our interest expense by U.S.$3.9 million in 2009, a hypothetical 10% increase in CDI would have increased our interest expense by U.S.$7.1 million in 2009 and a hypothetical 10% increase in the UMBNDES basket of currencies would have increased our interest expense by U.S.$1.2 million in 2009.

        The table below shows the amounts of Sadia's material interest rate sensitive indebtedness. For both floating and variable interest rate debt, the rates presented are the weighted average rates calculated as of December 31, 2008.

Rate Sensitive Instruments (R$ thousand)	2009	2010	2011	2012	2013	After 2013	Total	Fair Value	Average Rate
Assets
Cash and cash equivalents
Denominated in reais	56,074	—	—	—	—	—	56,074	56,074	0.00
Denominated in reais	35,790	—	—	—	—	—	35,790	35,790	13.62
Denominated in U.S. dollars	115,394	—	—	—	—	—	115,394	115,394	0.00
Denominated in U.S. dollars	1,956,740	—	—	—	—	—	1,956,740	1,956,740	0.22
Held for trading
Denominated in reais	495,654	—	—	—	—	—	495,654	495,654	13.62
Investments in debt securities
Denominated in reais	414,574	91,025	37,555	44,743	—	97,009	684,906	684,906	9.58
Denominated in U.S. dollars	435,102	—	—	—	—	—	435,102	435,102	0.00

Total	3,509,328	91,025	37,555	44,743	—	97,009	3,779,660	3,779,660	3.77

Liabilities
Short-term debt
Fixed rate
Denominated in reais	705,581	—	—	—	—	—	705,581	705,581	12.73
Denominated in U.S. dollars	81,525	—	—	—	—	—	81,525	279,796	1.78
Floating rate
Denominated in reais	295,162	—	—	—	—	—	295,162	295,162	12.45
Denominated in U.S. dollars	1,955,514	—	—	—	—	—	1,955,514	1,896,803	5.41
Total	3,037,782	—	—	—	—	—	3,037,782	3,177,342	7.70
Long-term debt:
Fixed rate
Denominated in reais	13,724	2,474	266	2,601	185	155,490	174,740	174,740	9.45
Denominated in U.S. dollars	34,481	81,370	78,322	76,616	59,889	670,375	1,001,053	935,911	7.49
Floating rate
Denominated in reais	1,229,611	580,948	243,305	231,251	132,491	136,465	2,554,071	2,554,071	13.23
Denominated in U.S. dollars	143,955	461,049	616,853	353,205	384,739	116,851	2,076,652	1,846,399	4.51
Total	1,421,771	1,125,841	938,746	663,673	577,304	1,079,181	5,806,516	5,511,121	9.01

Total debt	4,459,553	1,125,841	938,746	663,673	577,304	1,079,181	8,844,298	8,688,463	8.56

  Credit risks

        The Company is subject to credit risks related to customer accounts receivable, financial investments and derivative contracts. The Company attempts to minimize credit risks from accounts receivable by diversifying its customer portfolio, so that no group is responsible for more than 10.0% of the Company's consolidated revenues. The Company also purchases credit insurance policies to protect its receivables against the risk of default in local and export markets. The Company attempts to mitigate risks associated with financial instruments by hiring first-line financial institutions that have an investment grade rating by either two of Moody's, Standard & Poor's and Fitch, subject to the limitations set by the Credit and Financial Committees.

  Grain purchase price risk

        The Company's operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, variations in grain prices result from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. Under the Company's risk management strategy, the Company operates primarily through physical delivery of grains purchased in the spot or futures markets, and it acquires grain at fixed prices that are pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed of the chief executive officer and financial and operational executives, whose responsibility is to discuss and decide on the company's strategies and positioning with respect to the various risk factors that impact the Company's operating results.

        The Company did not have any outstanding exchange-traded commodities derivative contracts at December 31, 2008. The Company had open purchases and non-fixed price contractual obligations in the amount of R$183.8 million as of December 31, 2008, which are classified as liabilities to suppliers under current liabilities.

Sensitivity Analysis of the Company—Cash Effect

        In the preparation of the Company's sensitivity analysis relating to the Company's foreign currency risk set forth in the table below, management considered its foreign currency exchange derivatives and its net financial debt denominated in U.S. dollars as material risks that may impact the Company's results. The following assumptions were adopted in the preparation of the statement on the base date of December 31, 2008 and with results projected for 12 months:

  •
  Total foreign currency exchange derivative contracts in effect presented short and long positions in U.S. dollars with respect to contracts maturing during the following eight months. For the purposes of this sensitivity analysis, we considered the weighted average strike prices of the derivatives positions against the different currency scenarios indicated in the columns labeled "Scenario 1," "Scenario 2" and "Scenario 3," multiplied by the net notional amounts of the derivatives. With respect to U.S. dollar-denominated debt, we considered the last currency rate in December 31, 2008 (R$2.3370 per U.S.$1.00) against the different currency scenarios multiplied by the net notional amounts.

  •
  The amounts deposited as margin deposits for the derivative instruments, which amount to R$1,766.5 million, were excluded from the foreign currency exchange exposure in U.S. dollars.

  •
  The net generation of cash in U.S. dollars (revenues less costs) was estimated by management based on the information available at December 31, 2008, taking into consideration the Company's U.S. dollar-denominated gross revenues from exports, costs and expenses.

        The actual and estimated quantitative information used in the preparation of this analysis was based on the position at December 31, 2008. The table below presents probable, possible or remote gain (loss) under three different scenarios. The future results may differ from these estimated amounts, in case the economic scenario is different from the assumptions made by the Company.

	US$ thousand		R$ thousand
	Risk	Total amount due within 12-months	Scenario 1 Probable US$/R$—2.30(*)	Scenario 2 Possible US$/R$—2.87	Scenario 3 Remote US$/R$—3.45
Derivative contracts
Futures contracts for US$, sold for eight months—average strike price R$/US$—1.85	Appreciation of US$	4,026,667	(1,812,000)	(4,107,200)	(6,442,667)
Futures contracts for US$, bought for eight months—average strike price R$/US$—2.27	Appreciation of US$	3,539,344	106,180	2,123,606	4,176,426
Estimated losses			(1,705,820)	(1,983,594)	(2,266,241)
Unrealized loss recognized in the financial statements (fair value)	—		1,976,197	1,976,197	1,976,197
Gain/(Loss) with derivatives in 2009			270,377	(7,397)	(290,044)
Debt/Invoicing
Exchange exposure in US$—average strike price R$/US$—2.33	Appreciation of US$	1,835,604	55,068	(991,226)	(2,055,876)
Net generation of cash in U.S. dollars estimated for 12 months—average strike price—R$2.33	Depreciation of US$	1,800,000	(54,000)	972,000	2,016,000
Net cash effect in 2009			271,445	(26,623)	(329,920)

(*)
Scenario 1 is consistent with market expectations for 2009, which are also illustrated on the website of the Brazilian Central Bank.

ITEM 12.    DESCRIPTION OF THE SECURITIES OTHER THAN SECURITIES

        Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        The Company has paid dividends or interest on shareholders' equity in previous years. The payment of dividends depends, on the one hand, on the Company's net income and, on the other hand, on the approval by its shareholders of such distributions based on it being advisable in the light of the Company's financial condition. Given the net losses that the Company has faced in the fiscal year ending on December 31, 2008 (see "Item 5. Operating and Financial Review and Prospects—Hedging Transactions, Losses and Exposures"), the Company will only be able to pay dividends or interest on shareholders' equity on its preferred and common shares once the net losses are fully absorbed and there is a net income for the corresponding fiscal year.

ITEM 15.    CONTROL AND PROCEDURES

        The Company has carried out an evaluation under the supervision of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance that they will achieve their control objectives. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company's most recent fiscal year.

        The Company has created a Disclosure Policy Committee composed of the Chairman of the Board of Directors, Luiz Fernando Furlan, the Chief Executive Officer, Gilberto Tomazoni and the Chief Financial Officer and Investor Relations Officer, José Luis Magalhães Salazar. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

        The certifications required by this Item have been filed as Exhibits 12.01 and 12.02.

A. Management's annual report on internal control over financial reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008, based on criteria in Internal Control—Integrated Framework, issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

B. Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sadia S.A.

        We have audited Sadia S.A's and subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sadia S.A.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Sadia S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal

Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sadia S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated June 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil
June 29, 2009

C. Changes in internal control over financial reporting

        In October 2008 we initiated certain changes to our internal control over financial reporting, which consisted of changes in certain lines of reporting, completed in February 2009, as a result of which (i) the risk manager, who previously reported to the finance manager, started reporting directly to the chief executive officer and to have direct access to the audit committee, exchanging information and reports, as of November 2008; and (ii) the finance officer, who previously reported to the board, started reporting to the chief executive officer as of February 2009.

        Other than as described above, our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

        The charts below illustrate our reporting structure prior to the above-mentioned changes and our current reporting structure:

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors of the Company had determined that for 2008, and up and until April 27, 2009, Francisco Silvério Morales Céspede was the audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations. The current audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations is Roberto Faldini. The audit committee is in full compliance with the requirements of Sarbanes-Oxley. See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee." The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards. Such summary can be found under "Item 16G. Corporate Governance."

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a Code of Ethics (Código de Ética) that applies to all of the Company's employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The English version of the Code of Ethics is attached hereto as Exhibit 11.01. If the Company makes any substantive amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, it will disclose the nature of such amendment or waiver on its website.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

        The following table sets forth the fees billed to the Company by its independent auditors, during the fiscal years ended December 31, 2008 and 2007:

	Audit Fees (Thousand R$)
	2008	2007
Audit fees	1,616	1,261
Audit-related fees	461	258
Fees for tax services	1,354	198

Total fees	3,431	1,717

        Audit fees in the table above are the aggregate fees billed by KPMG Auditores Independentes for 2008 and 2007, in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial information.

        Audit-related fees in the table above are mainly composed of the aggregate fees billed by KPMG for providing due diligence services.

        Fees for tax services in the table above are mainly composed by the fees billed for services rendered and advice given regarding refunds of taxes paid in connection with imports of salted meat into Europe resulting from alternative tax classification of such products in the amount of EUR463.7 thousand.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS AND FOR AUDIT COMMITTEES

        Not Applicable

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Sadia announced to its shareholders and to the market that, to implement the Stock Option Plan, or the "Plan," for its officers, as approved at the special shareholders' meeting of April 29, 2005 and as amended at the special shareholders' meeting of November 23, 2007, the Board of Directors decided, on July 30, 2008, to authorize the acquisition of the Company's shares, as follows:

  (a)
  acquisition of up to 5,000,000 ordinary shares, within the limit of 10% of the total of 112,171,295 outstanding common shares;

  (b)
  disposal of up to 5,000,000 preferred shares held in treasury;

  (c)
  these transactions aim to replace, in part, the currently existing backing in preferred shares by common shares, in order to comply with the Plan;

  (d)
  the deadline for carrying out these transactions is no more than 365 days from July 30, 2008; and

  (e)
  the transactions will be brokered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

As a result, 4,700,000 common shares were acquired on August 1, 2008, at an average price of R$11.23.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Under the Corporate Governance Rules of the New York Stock Exchange, or the "Rules," currently in effect as approved by the U.S. Securities and Exchange Commission on November 4, 2003 (other than Section 303A.08 which was approved on June 30, 2003), we, Sadia S.A., are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE listing standard.

        We have summarized these significant differences below.

        We are permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that we were required to have a qualifying audit committee under Section 303A.06 of the Rules by July 31, 2005 and our Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

        Majority of Independent Directors:    Under NYSE Rule 303A.01, U.S. domestic listed companies must have a majority of independent directors. We do not have a similar requirement under Brazilian practice, and Sadia does not have a board of directors comprised of a majority of independent directors.

        Separate meetings of non-management directors:    Under NYSE Rule 303A.03, the non-management directors of each U.S. domestic listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Brazilian practice, and our independent directors do not meet separately from directors who are not independent.

        Nominating/corporate governance committee:    Under NYSE Rule 303A.04, a U.S. domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law, members being recommended for our Board of Directors consistent with our shareholders' agreement (see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders' Agreement").

        Compensation Committee:    Under NYSE Rule 303A.05, a U.S. domestic listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. We have established a Human Resources Committee to advise the full Board on employee and executive compensation and recruitment policies, incentive-compensation plans and related matters, but such committee is not comprised of independent directors. Our full Board of Directors otherwise is directly responsible for employee and executive compensation and recruitment policies, incentive-compensation and related matters.

        Audit Committee:    Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, U.S. domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. As a foreign private issuer, we were required to comply with Rule 303A.06 and Rule 10A-3 (or to qualify for an exemption) by July 31, 2005. We have an Audit Committee that is fully compliant with the NYSE Rule and Rule 10A-3. Our Audit Committee provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. The Audit Committee is empowered to recommend the appointment of independent auditors to the Board of Directors and to review the compensation of, and coordinate with, our independent auditors. The Audit Committee also evaluates the effectiveness of our internal financial and accounting controls.

        Equity Compensation Plans:    Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. No plan currently exists and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be. Any such plan, if established, would require the favorable vote of holders of the common shares of the company. Holders of preferred shares, including holders of our ADSs, would not have the opportunity to vote on such a plan or any revisions thereto.

        Corporate governance guidelines:    Under NYSE Rule 303A.09, U.S. domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law, although we do establish operating principles for our executive management. In addition, we have adhered to the Level 1 listing standards of the Sao Paulo Stock Exchange, on which our shares are traded and impose heightened standards of disclosure, transparency and corporate governance on us, and have complied with its requirements.

        Code of Business Conduct and Ethics:    Under NYSE Rule 303A.10, U.S. domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. More than ten years ago, the Company adopted a written "General Conduct Directives", and on January 31, 2006 we adopted a "Code of Ethics" relating to the conduct of all of our employees. Our Code of Ethics is attached hereto as Exhibit 11.01.

        We have also voluntarily adhered to the Level 1 listing standards of the São Paulo Stock Exchange on which our shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on us. For more information concerning such standards, contact us at ri@sadia.com.br.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to Item 19 for a list of all Financial Statements filed as part of this Annual Report.

ITEM 19.    EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description
1.01	Amended and Restated By-laws of the Registrant (English translation).
2.01
Deposit Agreement dated as of December 30, 2002 among the Registrant, The Bank of New York, as depositary, and the owners and holders of American Depositary Shares (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-102013) filed with the SEC on December 19, 2002).
4.01	Merger Agreement, dated May 19, 2009, among the Registrant, HFF Participações S.A., Perdigão S.A. and the shareholders of the Registrant and Perdigão S.A. named therein (English translation).
4.02	Amendment to the Shareholders Agreement, dated March 12, 2009, among certain shareholders of the Registrant and the Registrant (English translation).
8.01	Subsidiaries of the Registrant.
11.01	Code of Ethics of Registrant.
12.01	Certification of the Chief Executive Officer under Item 15.
12.02	Certification of the Chief Financial Officer under Item 15.
13.01	Certification pursuant to 18 U.S.C. Section 1350.
13.02	Certification pursuant to 18 U.S.C. Section 1350.

        The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SADIA S.A.

Date: June 29, 2009

By:	/s/ GILBERTO TOMAZONI		By:	/s/ JOSÉ LUIS MAGALHÃES SALAZAR
	Name: Title:	Gilberto Tomazoni Chief Executive Officer		Name: Title:	José Luis Magalhães Salazar Chief Financial Officer, Administrative, Investor Relations and Information Technology Officer

INDEX TO EXHIBITS

Exhibit Number	Description
1.01	Amended and Restated By-laws of the Registrant (English translation).
2.01
Deposit Agreement dated as of December 30, 2002 among the Registrant, The Bank of New York, as depositary, and the owners and holders of American Depositary Shares (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-102013) filed with the SEC on December 19, 2002).
4.01	Merger Agreement, dated May 19, 2009, among the Registrant, HFF Participações S.A., Perdigão S.A. and the shareholders of the Registrant and Perdigão S.A. named therein (English translation).
4.02	Amendment to the Shareholders Agreement, dated March 12, 2009, among certain shareholders of the Registrant and the Registrant (English translation).
8.01	Subsidiaries of the Registrant.
11.01	Code of Ethics of Registrant.
12.01	Certification of the Chief Executive Officer under Item 15.
12.02	Certification of the Chief Financial Officer under Item 15.
13.01	Certification pursuant to 18 U.S.C. Section 1350.
13.02	Certification pursuant to 18 U.S.C. Section 1350.

        The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

SADIA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Sadia S.A.

        We have audited the accompanying consolidated balance sheets of Sadia S.A. (the Company) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sadia S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sadia S.A's and subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil
June 29, 2009

SADIA S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(In thousands of Reais—R$, except share amounts)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	397,512	1,012,988
Receivable from counterparties	1,766,486	87,906
Marketable securities	1,345,330	1,262,251
Foreign currency futures and interest rate swap contracts	813,319	185,846
Accounts and notes receivable, net	1,085,629	834,349
Inventories	1,810,175	1,143,976
Recoverable taxes	441,818	325,868
Deferred income taxes	107,525	23,553
Other current assets	139,100	160,585

Total current assets	7,906,894	5,037,322
Property, plant and equipment, net	4,186,181	2,897,408
Other assets:
Equity investees	12,898	—
Marketable securities	270,332	500,516
Judicial deposits	75,267	68,696
Recoverable taxes	352,168	165,225
Deferred income taxes	430,208	—
Prepaid pension plan	729,348	603,128
Other intangible assets	32,983	35,744
Goodwill	91,306	50,563
Advances to suppliers	61,693	61,753
Other	132,473	37,532

Total other assets	2,188,676	1,523,157

Total assets	14,281,751	9,457,887

Liabilities and Shareholders' equity
Current liabilities:
Short-term debt	3,037,782	1,102,567
Current portion of long-term debt	1,421,771	225,523
Foreign currency futures and interest rate swap contracts	2,777,054	105,445
Suppliers	918,687	593,951
Salaries and social charges payable and accrued vacation	154,587	132,500
Taxes payable	57,661	65,859
Dividends payable	3,901	135,666
Accrued employee bonus	9,866	82,346
Accrued marketing	31,726	30,872
Accrued freight	43,379	23,512
Other	364,039	155,044

Total current liabilities	8,820,453	2,653,285
Long-term liabilities
Long-term debt	4,384,745	2,688,115
Accrual for legal proceedings and labor claims	66,601	73,726
Income and social contribution taxes payables	22,574	19,760
Deferred income taxes	—	306,708
Accrued employee benefit liability	66,789	57,234
Stock options	8,067	14,763
Other	111,969	76,733

Total long-term liabilities	4,660,745	3,237,039
Minority interest	53,955	34,599
Shareholders' equity:
Preferred shares, no par value, 426,000,000 shares authorized and issued in 2008 and 2007	1,250,774	1,250,774
Common shares, no par value, 257,000,000 shares authorized and issued in 2008 and 2007	749,226	749,226
Additional paid-in capital	—	1,650
Preferred shares in treasury, at cost	(97,064)	(84,118)
Appropriated retained earnings	—	980,828
Unappropriated accumulated (loss) earnings	(1,472,776)	136,682
Accumulated other comprehensive income	316,438	497,922

Total shareholders' equity	746,598	3,532,964

Total liabilities and shareholders' equity	14,281,751	9,457,887

See notes to the Consolidated Financial Statements.

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, except numbers of shares and per share amounts)

	2008	2007	2006
Gross operating revenue	12,191,896	9,955,908	7,894,054
Value-added tax on sales	(1,308,977)	(1,092,149)	(939,670)
Sales deductions	(154,277)	(109,683)	(124,084)

Net operating revenue	10,728,642	8,754,076	6,830,300
Cost of goods sold	(8,060,399)	(6,325,458)	(5,212,566)

Gross profit	2,668,243	2,428,618	1,617,734
Operating expenses:
Selling	(1,700,119)	(1,477,698)	(1,303,040)
General and administrative	(186,014)	(99,669)	(96,485)
Other operating income, net	4,229	17,991	84,014

Total operating expenses	(1,881,904)	(1,559,376)	(1,315,511)

Operating income	786,339	869,242	302,223
Interest expense and other	(1,049,578)	(338,256)	(310,569)
Interest income and other	188,763	412,642	240,012
Foreign currency exchange gain (loss), net	(3,146,990)	28,911	157,050

Income (loss) before income tax, equity in income of investees and minority interest	(3,221,466)	972,539	388,716
Income tax benefit (expense)
Current	(26,475)	(76,581)	(10,967)
Deferred	728,291	(54,997)	(18,117)

Total income tax benefit (expense)	701,816	(131,578)	(29,084)

Income before equity in income (loss) of investees and minority interest	(2,519,650)	840,961	359,632
Equity in income (loss) of investees	(2,927)	—	(178)
Minority interest	10,258	1,016	1,106

Net income (loss)	(2,512,319)	841,977	360,560

Basic earnings per thousand shares in R$:
Preferred	(2,984.55)	1,247.54	531.18
Common	(4,964.43)	1,247.54	531.18
Weighted average number of shares outstanding:
Preferred	418,195,712	417,908,212	421,785,712
Common	254,650,000	257,000,000	257,000,000
Diluted earning per thousand shares in R$:
Preferred	(2,984.55)	1,239.11	529.79
Common	(4,964.43)	1,239.11	529.79
Weighted average shares and diluted potential number of shares:
Preferred	418,195,712	422,501,871	423,568,114
Common	254,650,000	257,000,000	257,000,000

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$)

	2008	2007	2006
Preferred shares
At the beginning of the year (426,000,000 shares)	1,250,774	938,914	938,914
Capital increase without issue of shares	—	311,860	—

At the end of the year (426,000,000 shares)	1,250,774	1,250,774	938,914

Common shares
At the beginning of the year (257,000,000 shares)	749,226	561,086	561,086
Capital increase without issue of shares	—	188,140	—

At the end of the year (257,000,000 shares)	749,226	749,226	561,086

Treasury shares
At the beginning of the year (10,259,288 shares in 2008)	(84,118)	(33,341)	(10,377)
Purchase of shares (4,700,000 shares in 2008)	(52,805)	(51,240)	(23,427)
Sales of shares (4,910,000 shares in 2008)	39,859	463	463

At the end of the year (10,049,288 shares in 2008)	(97,064)	(84,118)	(33,341)

Additional paid-in capital
At the beginning of the year	1,650	289	—
Used to increase capital	—	(5)	—
Used to compensate accumulated loss	(19,671)	—	—
Exercise of stock option plan	18,021	1,366	289

At the end of the year	—	1,650	289

Retained earnings
Appropriated retained earnings
At the beginning of the year	980,828	999,430	738,417
Used to increase capital	—	(499,995)	—
Used to compensate accumulated loss	(980.828)	—	—
Transfer from unappropriated retained earnings	—	481,393	261,013

At the end of the year	—	980,828	999,430

Unappropriated accumulated (loss) earnings
At the beginning of the year	136,682	(17,318)	2,055
Net income (loss)	(2,512,319)	841,977	360,560
Transfer to appropriated retained earnings	—	(481,393)	(261,013)
Transfer from appropriated retained earnings and additional paid-in-capital	1,000,499	—	—
Dividends/interest on capital
Preferred	(61,032)	(127,665)	(73,781)
Common	(36,606)	(78,919)	(45,139)

At the end of the year	(1,472,776)	136,682	(17,318)

Accumulated other comprehensive income (loss)
At the beginning of the year	497,922	143,583	(1,978)
Adjustment to unrealized gain (loss) on available-for sale securities.	(278,540)	334,491	12,221
Cumulative translation adjustment	(11,718)	—	—
SFAS 158 transition amount	—	—	202,028
Postretirement benefit reserves adjustments	21,319	208,682	—
Income tax benefit (expense)	87,455	(188,834)	(68,688)

At the end of the year	316,438	497,922	143,583

Total shareholders' equity	746,598	3,532,964	2,592,643

Comprehensive income:
Net income (loss)	(2,512,319)	841,977	360,560
Unrealized gain (loss) on available-for-sale securities, net of taxes R$94,704 in 2008, (R$117,882) in 2007 and zero in 2006	(183,836)	216,609	12,221
Postretirement benefit reserves adjustment, net of tax (R$7,249) in 2008 and (R$70,952) in 2007	14,070	137,730	—
Cumulative translation adjustment	(11,718)	—	—

Comprehensive income	(2,693,803)	1,196,316	372,781

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$)

	2008	2007	2006
Cash flows from operating activities:
Net income	(2,512,319)	841,977	360,560
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	21,159	33,635	(852)
Foreign currency exchange losses (gains), net	3,146,990	(28,911)	(157,050)
Equity income or loss of investees	(2,927)	—	178
Depreciation and amortization	401,080	246,980	205,384
Deferred income tax expense (benefit)	(728,291)	54,997	18,117
Pension plan	(104,901)	(96,508)	(128,302)
Provision for (reversal of) contingencies	(9,317)	12,179	4,007
Loss (gain) from sale of property, plant and equipment	44,127	(19,703)	(2,225)
Changes in operating assets and liabilities:
Accounts and notes receivable	(243,878)	97,364	(202,912)
Inventories	(660,771)	(75,088)	(83,091)
Recoverable taxes and other assets	(363,889)	(6,598)	(108,653)
Judicial deposits	(6,444)	9,461	239
Goodwill	7,281	17,689	4,062
Suppliers	317,601	83,972	7,900
Accrued interest, net	890,120	(142,070)	(20,077)
Social charges, taxes payable, other liabilities	177,890	74,035	97,450

Net cash provided by operating activities	373,511	1,085,722	(9,327)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	5,468	3,636	14,967
Purchase of property, plant and equipment	(1,714,204)	(950,052)	(969,602)
Acquisitions, net of cash acquired	(60,286)	(51,238)	—
Investment in equity investees	(9,958)	—	—
Held for trading investments:
Purchases	(2,719,632)	—	—
Maturities and sales	2,206,123	—	—
Available-for-sale debt securities:
Purchases	1,750,680	(2,528,376)	(2,397,950)
Maturities and sales	1,704,693	2,699,282	2,508,267

Net cash used in investing activities	2,338,476	(826,748)	(844,318)

Cash flows from financing activities:
Short-term debt
Issuances	2,689,059	1,103,128	1,237,242
Repayments	(1,212,019)	(1,214,872)	(795,593)
Long-term debt
Issuances	2,238,100	1,494,855	1,397,295
Repayments	(202,368)	(1,098,843)	(833,089)
Dividends/interest on capital paid	(202,054)	(106,756)	(169,871)
Sale of treasury shares	39,859	480	463
Foreign currency futures and interest swap outflows	(490,950)	(11,127)	83,646
Receivable from counterparties	1,457,333	(87,906)	—
Acquisitions of treasury stock	(52,805)	(51,240)	(23,427)

Net cash provided by financing activities	1,349,489	27,719	896,666

Net change in cash and cash equivalents	(615,476)	286,693	43,021
Cash and cash equivalents at beginning of year	1,012,988	726,295	683,274

Cash and cash equivalents at end of year	397,512	1,012,988	726,295

See notes to Consolidated Financial Statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

1. Operations

        Sadia S.A. ("Sadia" or "The Company") main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

        The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 18 industrial units of its own, 4 leased units and 16 distribution centers located in 14 Brazilian states.

        The industrially processed products segment has been the principal focus of the Company's investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

        The exchange rate of the Brazilian real ("R$") to the U.S. dollar was R$2.1380=US$1.00 at December 31, 2006, R$1.7713=US$1.00 at December 31, 2007 and R$2.3370=US$1.00 at December 31, 2008.

2. Presentation of the Consolidated Financial Statements

        a)    Basis of presentation

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"), which differ in certain respects from accounting practices adopted in Brazil ("Brazilian GAAP"), which the Company uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission—CVM ("Comissão de Valores Mobiliários").

        Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company's net income.

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

        The following subsidiaries and equity method investee were included in the consolidated financial statements for the years ending December 31:

	Ownership %
	2008	2007
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia UK. Ltd.	100.00%	100.00%
Big Foods Indústria de Produtos Alimentícios	100.00%	100.00%
Baumhardt Comércio e Participações Ltda.(a)	73.94%	—
Excelsior Alimentos S.A.	25.10%	—
Excelsior Alimentos S.A.(b)	45.62%	—
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
Sadia Overseas Ltd.(c)	100.00%	100.00%
Concórdia Holding Financeira S.A.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
Concórdia Banco S.A.(c)	100.00%	—
Sadia G.m.b.H.	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods G.m.b.H.	100.00%	100.00%
Qualy B. V.	100.00%	100.00%
Sadia Panamá S.A	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Investeast Ltd.	60.00%	60.00%
Concórdia Ltd	100.00%	100.00%
K&S Alimentos S.A.—Non consolidated investment(d)	49.00%	—

(a)
Acquired controlling on June 26, 2008

(b)
Capital increase through acquisition of shares on the market purchased in the third quarter of 2008

(c)
Incorporation made on September 1, 2008

(d)
Incorporation made in July 2008 with contribution made in August 2008

        On August 1, 2008, the Company paid in capital in the company K&S Alimentos S.A. in the amount of R$13,555, representing a 49% interest in the capital of this invested company. K&S Alimentos S.A. is going to carry out manufacturing, sales and distribution activities for cheeses,

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

including the products currently sold by KFB under the Philadelphia brand, as well as cheeses and cheese pâtés sold under the Sadia brand.

        c)    History of acquisitions

  Fiscal 2008 acquisitions

        On February 14, 2008 Sadia acquired all capital stock of Avícola Industrial Buriti Alegre Ltda. ("Goiaves") for R$53,796 in cash, (net of cash acquired of R$70). The operations of Goiaves (comprises a chicken abattoir) are included in the consolidated financial statements from the date of acquisition.

        The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

Assets:
Accounts receivable	2,351
Inventory	3,432
Recoverable taxes	794
Other current assets	154
Property, plant and equipment	20,494
Amortizable intangible assets	6,295
Other non-current assets	12
Liabilities:
Short-term and long-term debt	(11,304)
Accounts payable and accrued liabilities	(5,378)
Deferred income tax liability	(2,140)

Net assets	14,710
Purchase price, net of cash acquired	(53,796)

Total Goodwill	39,086

        On September 29, 2008, the board of directors' approved in a special general meeting the merger of the wholly owned subsidiary Goiaves.

        On June 26, 2008, the Company acquired 73.94% of the quotas representing the capital of Baumhardt Comércio e Participações Ltda. ("Baumhardt") for the amount of R$5,425 and during this year it acquired 12.02% of the shares representing the capital of Excelsior Alimentos S.A. (18.48% of the voting capital) for the amount R$1,596. Baumhardt holds 80.10% of the common shares and 43.67% of the capital of Excelsior Alimentos S.A., which added to the direct interest, makes the Company a holder of 77.72% of the voting capital and 45.62% of the total capital of Excelsior Alimentos S.A. The total purchase price, net of cash acquired amounted to R$6,490 which generated a goodwill in the amount of R$8,938 was paid on the acquisition. Excelsior's industrial unit is located in Santa Cruz do Sul, in the State of Rio Grande do Sul, and consists of a factory for industrially processed products and its own freezing works.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

        In September 2008 the capital increase in Excelsior Alimentos S.A. through subscription of shares was approved and with this subscription the Company now holds a 64.18% interest in the capital of Excelsior Alimentos S.A., and 87.20% of the voting capital.

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

        d)    Pro forma results

        The following unaudited pro forma financial information presents the combined results of operations of the Company, Big Foods, Goiaves and Baumhardt as if the acquisitions had occurred at January 1, 2007. The pro forma results for 2008 and 2007 combine the historical results of the Company with the historical results of Big Foods for 2007 and Goiaves and Baumhardt for 2007 and 2008.

        The unaudited pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations or financial condition that would have been reported had the acquisitions been completed as of the beginning of the periods presented and should not be taken

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

as indicative of the Company's future consolidated results of operations or financial condition. Pro forma adjustments are tax-effected at the Company's statutory tax rate.

	Unaudited 2008	Unaudited 2007
Net operating revenue	10,752,452	8,882,994
Net income (loss)	(2,514,394)	826,700
Basic earnings (loss) per thousand shares in R$:
Preferred	(2,984.55)	1,228.66
Common	(4,964.43)	1,228.66

3. Significant Accounting Policies

        a)    Use of estimates

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that directly affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the valuation of marketable securities, recoverability and useful lives of property, plant and equipment, valuation allowances for receivables, recoverability of deferred income tax assets, provisions for contingencies, and determination of the fair value of derivatives and financial instruments and stock option valuation. Actual results could differ from those estimates. The current economic environment has increased level of uncertainty inherent in those estimates and assumptions.

        b)    Cash and cash equivalents

        Cash equivalents are highly liquid investments with maturities of 90 days or less when purchased. For purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

        c)    Marketable securities

        Marketable securities have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. Trading securities are market-to-market through current period earnings, available-for-sale securities are market-to-market with unrealized gains (losses) reported through other comprehensive income.

        A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        d)    Accounts and notes receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

        f)    Property, plant and equipment

        Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extend the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that consider the estimated useful lives of the assets and Company's work shifts. Accordingly, the depreciation rates used are 25 years for buildings, 5 to 10 years for machinery and equipment, 10 years for installations and 4 years for vehicles. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

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

        g)    Accounting for the Impairment of Long-Lived Assets

        The Company reviews its property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which the Company is able to attribute identifiable future cash flows. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews to date have not indicated the need to recognize any impairment losses.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        h)    Goodwill and Other Intangible Assets

        The Company accounts for business combinations and goodwill according to SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment at least annually at the reporting unit level. The Company's annual impairment test is performed each year as of December 31. The results of this test indicated that goodwill was not impaired.

        Other intangible assets consist of brand and client portfolio and amortization is on the straight-line basis over the lives of the intangibles, which ranges from 5 to 10 years.

        i)    Environmental matters

        Our production facilities and our forestry activities are subject to Government environmental regulations. We attempt to reduce the risks associated with environmental matters through operating procedures and controls and investments in pollution control equipment and systems. We do not believe that any provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

        j)    Employee's post retirement benefit

        The Company sponsors a contributory defined benefit pension plan, which is accounted for by the Company in accordance with SFAS 87—Employer's Accounting for Pension (SFAS 87)—"employers Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)" ("SFAS 158") Disclosures related to the plan are in accordance with FASB Statement No 132 R "Employers Disclosure about Pension and Other Post Retirement Benefits" ("SFAS 132R").

        In addition, the Company provides others benefits. The cost of such benefits is recognized in accordance with SFAS 106—Postretirement Benefits Other than Pension (SFAS 106) and "SFAS 158". The Company also contributes to the Brazilian pension and such contributions are expensed as incurred.

        k)    Interest attributed to shareholders' equity

        Brazilian corporations are permitted to attribute interest on shareholders' equity, which is deductible for statutory income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2008, 2007 and 2006 and accrued the amount due with a direct charge to shareholders' equity in a manner similar to a dividend. The distribution to the shareholders is subject to withholding income tax at the rate of 15%, and the amount of interest on shareholders' equity attributable to dividends must be net of such withholding income tax.

        l)    Revenues and expenses

        The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

arrangement exists and the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

        Shipping and handling costs are classified as selling expenses and totaled R$642,308, R$555,478 and R$502,409 for the years ended December 31, 2008, 2007 and 2006, respectively.

        Research and development costs are charged to expense as incurred and totaled R$7,318, R$11,127 and R$12,389 for the years ended December 31, 2008, 2007 and 2006, respectively.

        The cost of advertising is expensed as incurred. The Company incurred advertising expenses of R$188,346, R$184,478 and R$157,449 during the years ended December 31, 2008, 2007 and 2006, respectively.

        m)    Foreign currency transactions

        The functional currency of Sadia and most of its subsidiaries in Brazil and abroad is the Brazilian Real. The functional currency of Concordia Ltd. is the Russian Ruble.

        Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of income as they occur.

        n)    Deferred income taxes

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

        o)    Earnings per share

        The Company computes basic and diluted earnings per multiples of one thousand of its preferred and common outstanding shares to conform to the basis for quoting and trading on the São Paulo stock exchange. Basic earnings per one thousand preferred and common shares is calculated by dividing net income (loss) deemed available for each class of shares by the sum of the weighted average number of preferred and common shares outstanding during the period. The computation has been made as if such net income (loss) for each year would be fully distributed (absorbed). Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. Diluted earnings per one thousand preferred and common shares is computed by dividing net income (loss) deemed available for each class of shares by the sum of the weighted average number

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

of common and preferred shares outstanding adjusted for the dilutive effect derived from the stock option plan. For December 31, 2008, the share based awards were excluded from the calculation, since it would be anti-dilutive.

        Sadia applied Emerging Issues Task Force ("EITF") 03-06—Participating Securities and the Two-Class Method under FAS Statement No. 128—Earnings per Share (Issue 4) which states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on its contractual terms, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable.

        The terms of Sadia's preferred shares put its holders in essentially the same economic position as the holders of common shares, except with respect to the liquidation preference attributable to the preferred shares, in periods of net losses when these losses negatively affect the earnings that otherwise would have been attributable to the preferred shares. Thus, net losses per share in such periods have been allocated equally between common and preferred shares to the point where total shareholders' equity is reduced to the liquidation preference amount and thereafter any remaining losses are allocated fully to common shares, under the two-class method as prescribed by SFAS 128.

        p)    Accounting for Derivative Instruments and Hedging Activities

        In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," the Company records all foreign currency derivatives in the balance sheet as either assets or liabilities measured at fair value. Adjustments to fair value for foreign currency derivatives are included in foreign currency exchange gain (loss) and gross operating revenue, net on the statement of income. Adjustments to the fair value of non-fixed grain purchase derivatives are included in interest income and other, net on the statement of income. The Company has not designated any derivative as held for hedging purposes for any periods presented. The Company classifies its derivative contracts as either operating or finance at inception, according to their specific objective. Consistently with its classification in the statements of operations, for the cash flow statement derivatives deemed operating are classified under operating activities and derivatives deemed to be associated with financial assets or liabilities are classified within financing activities.

        q)    Share based compensation

        Effective January 31, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No.123(R) (revised 2004), "Share-Based Payments", or SFAS 123(R), recognizing expense related to the fair value of its share-based compensation awards. Shared based compensation expense for all share-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) where the compensation expense is recognized on a straight-line basis over the requisite service period of the award.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        r)    Recently Issued Accounting Standards

        In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly", FSP No. 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" and FSP No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments."

        FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No.157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market. It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with "normal" market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g. by major security types) in annual and interim periods.

        FASB Staff Position FAS No. 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the Staff Position's requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.

        FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

financial instruments. It also add a requirement for discussion of changes, if any, in the method used and significant assumption made during the period.

        The Company is in the process of evaluating the impact, if any, of applying these provisions on its disclosures.

        In December 2008, the FASB issued (FSP) No.132(R)-1, which amends SFAS 132(R) to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; the Company's consolidated financial statements will be impacted only by additional disclosures.

        In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No.08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which was issued to clarify how the application of equity method accounting will be affected by SFAS No.141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee's share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively. The Company does not expect any significant impact to its consolidated financial statements.

        In March 2008, the FASB issued FASB Statement No.161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No.133". FASB Statement No.161 amends and expands the disclosure requirements of FASB Statement No.133, "Accounting for Derivative Instruments and Hedging Activities". The objective of FASB Statement No.161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FASB Statement No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB Statement No.161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of FASB Statement No.133) and related hedged items accounted for under FASB Statement No.133 and its related interpretations. FASB Statement No.161 also amends certain provisions of FASB Statement No.131. FASB Statement No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FASB Statement No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of FASB Statement No.161 will have any significant impact on its financial statement presentation or disclosures.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        In February 2008, the FASB issued FSP 157-2, which delays the company's January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

        In December 2007, the FASB issued FASB Statement No.141(R), Business Combinations, and FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No.51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company's subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.

        In May 2009 the FASB issued SFAS No. 165, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of Statement No. 140", which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, "Accounting for Transfers of Financial Assets", and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.

        s)    Recently Adopted Accounting Standards

        Effective January 1, 2008, the Company adopted the SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the company's application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", which clarifies the application of SFAS 157 to assets participating in inactive markets.

        SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, however does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

        The implementation of SFAS 157 did not have material impact on the Company's consolidated financial statements other than additional disclosures that have been incorporated into Note 21 of these financial statements.

        In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption did not impact our financial statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

4. Cash and Cash Equivalents

	2008	2007
Local currency
Cash and bank accounts	56,074	196,920
Investment funds of variable earnings	35,790	420,239
Others	—	3,051

	91,864	620,210
Foreign currency
Cash and bank accounts	115,394	123,108
Interest-bearing current account	190,254	269,670

	305,648	392,778

	397,512	1,012,988

5. Receivable from counterparties

        Receivable from counterparties refers to margin deposits of operations with derivative contracts and they are not available for purposes other than the settlement of these contracts (see note 21). These deposited margins are made when our credit threshold with each counterparty are exceeded. Some of our derivative contracts have clauses that reduce the threshold credit amounts after certain pre-defined downgrades by credit agencies. The deposited margin bears interest of 0.22% p.a.

6. Marketable Securities

        The following is a summary of marketable securities at December 31, 2008 and 2007:

	Carrying Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2007
Available-for-sale	1,416,055	346,712	—	1,762,767

	1,416,055	346,712	—	1,762,767

December 31, 2008
Held for trading	495,654	—		495,654
Available-for-sale	1,051,838	68,170	—	1,120,008

	1,547,492	68,170	—	1,615,662

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

6. Marketable Securities (Continued)

        The available-for-sale and held for trading at December 31, 2008, by contractual maturity, are shown below:

	Available for sale		Held for trading
	Carrying Cost			Total Fair Value
Maturity periods		Fair Value	Fair Value
Due in less than one year	781,506	849,676	495,654	1,345,330
Due in one to three years	128,579	128,579	—	128,579
Due in three years to five years	44,743	44,743	—	44,743
Due after five years	97,010	97,010	—	97,010

Total	1,051,838	1,120,008	495,654	1,615,662

        The financial investments used by the Company are subject to typical market fluctuations, credit risks, systems risks, adverse liquidity situations and atypical negotiations in the respective operating markets and even with risk management systems there is no assurance of complete elimination of losses.

  Held for trading

        The securities held for trading are represented by the portfolio of investments in an exclusive investment fund in local currency, composed basically of Bank Deposit Certificates (CDB), National Treasury Bills, which are bought and sold frequently. The financial obligations of these funds are limited to the management fee and management expenses.

  Available for sale

        The securities classified as available for sale, are principally its investments carried by its sole foreign currency investment fund, shares in BMF&Bovespa and National Treasury Notes, which the Company does not have current expectations to trade actively.

  Foreign currency investment fund (Available for sale)

        The investment fund in foreign currency has project financing with first-line financial institutions rated in accordance with the risk classification prepared by specialized rating agencies. At December 31, 2008 and 2007 the fund had financing raised from financial institutions that are custodians of credit linked notes in the amounts of R$157,073 and R$354,739, respectively, recorded under loans and financing. The exclusive quota holders of this fund are Sadia and its subsidiary Wellax.

        In September 2008, with the worsening of the international financial crisis, Lehman Brothers Bank, whose risk was part of one of the structured notes of the Company's investment portfolio, entered in default. As a result, the Company received securities of this institution in exchange for the principal invested. As from this date the investment portfolio for the fund underwent significant changes in its composition.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

6. Marketable Securities (Continued)

        With the increase in the volatility of financial assets on the international market, the mark-to-market value of these securities, as well as other assets of the fund, totalled a loss of R$512,721 in the year ended December 31, 2008, which was recognized in the statement of income as it has been considered other than temporary under "interest and charges on U.S. dollar debt", presented in Note 26.

        The financial operations portfolio, as well as a description of the main financial instruments used by the exclusive fund in a foreign currency, is presented as follows:

	Consolidated
	2008	2007
Credit linked notes	391,509	743,680
Collateral and margin	99,590	344,487
Swap range accrual	(73,112)	3,482
Money market	7,009	77,419
Other assets	10,106	42,515

	435,102	1,211,583

  Credit Linked Notes—CLN's

        Credit notes issued by financial institutions abroad, divided into three types of risk, as follows: a) Brazil risk; b) large Brazilian companies risk; and c) first tier American and European financial institutions risk. These structured notes paid periodic interest (Libor + spread); however, if any of these companies, financial institutions or governmental institutions entered into default, the Company delivers the principal and receives securities of the company or institution in default.

  Collateral and margin

        Initial guarantee required by the counterparty, in the structuring of swap operations with credit risk (Brazil Risk) or tied to a determined security.

  Swaps

  "Range Accrual Libor"

        Operations structured on a notional value, where the Company receives on a six month basis interest (Libor + spread), when Libor is within a range of 1.5% to 6% p.a., and pays a prefixed interest rate. If Libor is outside this range there is no accrual of interest.

  "Brazil Credit default swap—CDS 5Y"

        Structured operations on a notional base, where the Company receives on a six-month basis interest (CDS + spread), when the Brazil credit default swap—CDS 5Y is within 20 and 350 basis points, paying periodic interest. If the Brazil risk is outside this range there is no receipt of interest.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

7. Accounts and Notes Receivable, Net

	2008	2007
Customer
Domestic	750,644	606,037
Export, mainly denominated in U. S. dollars	344,085	235,424
Allowance for doubtful accounts	(9,100)	(7,112)

	1,085,629	834,349

        The changes in the allowance for doubtful accounts are as follows:

	2008	2007	2006
Balance at the beginning of the year	(7,112)	(14,934)	(10,591)
Amounts charged to expense	(8,789)	(2,359)	(6,435)
Write offs	6,801	10,181	2,092

Balance at the end of the year	(9,100)	(7,112)	(14,934)

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

        Under this agreement, the Company retained servicing responsibilities, such as collection. At December 31, 2008, the receivables sold under this agreement amounted to R$446,617 (R$354,260 in 2007).

        During the year ended December 31, 2008, the Company received cash proceeds of approximately R$4,340 million (R$3,578 million in 2007) and incurred expenses of R$12 million (R$16 million in 2007 and R$14 million in 2006) with respect to this agreement. The Company had no credit losses on the sale of the receivables under this agreement for December 31, 2008, 2007 and 2006.

        During 2008, 2007 and 2006, no single customer or group represented more than 10% of consolidated sales or accounts and notes receivable.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

8. Inventories

	2008	2007
Finished goods	787,326	336,180
Live stock and poultry	439,999	291,521
Raw materials	252,416	208,216
Work in process	219,183	226,669
Packing material	52,607	44,945
Stock in transit	2,500	308
Supplies in warehouse and other	56,144	36,138

	1,810,175	1,143,976

9. Recoverable Taxes

	2008	2007
Value-added state sales tax—ICMS	336,707	233,079
Value-added tax—IVA	51,001	65,966
PIS and COFINS	227,343	95,906
Federal excise tax—IPI	44,072	43,916
Income tax withheld at source and advanced income tax	117,370	25,629
INSS	17,176	26,545
Other	317	52

Total	793,986	491,093
Current portion	(441,818)	(325,868)

Non current portion	352,168	165,225

  Value-added state sales tax—ICMS

        Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company's units and can be offset with taxes of the same nature.

  Value-added tax—IVA

        Composed of credits generated by the commercial operations in the foreign subsidiaries, which can be compensated with taxes of the same nature or cash reimbursements.

  PIS and COFINS

        Composed of credits arising from non-cumulative collection of PIS and COFINS (contributions on sales), which can be compensated with other federal taxes.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

9. Recoverable Taxes (Continued)

  Federal excise tax—IPI

        Federal excise tax—IPI credits includes the tax credit on packing and other material and the presumed IPI incentive on exports. IPI credits are recognized as a reduction of cost of raw materials used in the production process of goods produced for export and are available to be utilized against other federal taxes payable.

  Income tax withheld at source

        Income tax withheld at source represents income tax paid upon redemption of certain investments and is available to be utilized against other federal income taxes payable.

  National Institute of Social Security—INSS

        As reported in note 20, the balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

10. Property, Plant and Equipment

	2008	2007
Land	106,759	96,236
Buildings	1,418,543	991,810
Machinery and equipment	1,946,550	1,462,205
Installations	827,783	480,467
Breeding stock	648,544	463,122
Software	120,315	92,584
Vehicles	17,362	17,831
Timber and reforestation	47,556	36,251
Other	2,943	1,163
Construction in progress	936,735	686,548

	6,073,090	4,328,217
Accumulated depreciation	(1,886,909)	(1,430,809)

Total	4,186,181	2,897,408

        Interest capitalized as part of property, plant and equipment was R$78,040, R$53,620 and R$44,554 for the years ended December 31, 2008, 2007 and 2006, respectively.

11. Judicial Deposits

        Judicial deposits are restricted assets of the Company placed on deposit with the court and held in judicial escrow relating to certain legal proceedings pending legal resolution.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

12. Other Intangible Assets, Net

        Intangible assets consist of the following:

	Amortizable cost amount in 2007	Acquisition in 2008	Amortization	Amortizable cost amount in 2008
Brand	3,954	—	(1,694)	2,260
Client portfolio	31,790	1,541	(4,094)	29,237
Supplier relationships	—	4,754	(3,268)	1,486

	35,744	6,295	(9,056)	32,983

        No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the next five succeeding years:

Estimated Amortization Expenses
2009	7,273
2010	4,658
2011	4,093
2012	4,093
2013	3,939
Thereafter	8,927

32,983

13. Goodwill

        The change in carrying amount of goodwill is as follows, by reportable segment:

	Processed Products	Poultry	Total
Balance as of December 31, 2005	—	32,728	32,728
Tax benefit allocated to reduce goodwill	—	(2,871)	(2,871)

Balance as of December 31, 2006	—	29,857	29,857
Tax benefit allocated to reduce goodwill	—	(2,871)	(2,871)
Goodwill relating to acquisition during 2007	23,577	—	23,577

Balance as of December 31, 2007	23,577	26,986	50,563
Goodwill relating to acquisitions during 2008	8,938	39,086	48,024
Tax benefit allocated to reduce goodwill	—	(3,263)	(3,263)
Subsequent release of valuation allowance allocated to reduce goodwill	(4,018)	—	(4,018)

Balance as of December 31, 2008	28,497	62,809	91,306

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

13. Goodwill (Continued)

        Goodwill refers to the acquisitions of Só Frango in 2005, Big Foods in 2007, Goiaves and Baumhardt in 2008 and the Company estimates its balance will be deductible for tax purposes.

14. Short-term Debt

	2008	2007
Working capital from commercial banks	2,672,734	696,116
Trade accounts receivable domestic credit facility	295,162	347,763
Bank borrowings, secured by accounts receivable	69,886	58,688

	3,037,782	1,102,567

        Working capital from commercial banks primarily relates to export financing in the amount of R$1,955,514 in 2008 (R$449,918 in 2007) are denominated in U.S. dollars with interest rates from 4.75% to 5.47% p.a. and working capital loans in the amount of R$443,273 in 2008 are denominated in Reais where R$365,285 is subject to the variation of 100% of the CDI—(Brazilian Interbank Deposit interest rate, which was 13.61% p.a. at December 31, 2008) plus interest of 3.0% p.a. and R$77,988 is subject to 108% of the CDI.

        The Company assigned an agreement to sell, from time to time, its domestic receivables to a special purpose entity, organized as an investment fund. As of December 31, 2008, the maximum amount of receivables that could be sold under such agreement was R$334,526. The receivables sold are subject to a discount cost equivalent between 95% and 104.5% of the average rate of CDI (13.61% p.a. at December 31, 2008). In 2008, the Company received cash proceeds of R$4,234 million (R$3,447 million in 2007) from the sales of domestic receivables under this agreement and incurred in interest expenses of R$32,000 for the year ended December 31, 2008 (R$28,000 in 2007). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2008, the accounts receivable for this finance sold were R$295,162 (R$347,763 on December 31, 2007).

        At December 31, 2008 and 2007, the weighted average interest rates on short-term debt were 9.59% p.a. and 6.30% p.a., respectively.

15. Long-term Debt

	2008	2007
Foreign debt (denominated in U.S. dollars):
Export financing, composed of prepayment, payable in amount of R$329,496 in installments up to 2013, in which R$94,812 subject to LIBOR variation for 6 month deposits (3.09% in December 2008) plus annual interest of 1.75% p.a, and R$234,684 subject to LIBOR variation for 3 month deposits (2.39% in December 2008) plus annual interest of 0.60% p.a., and a line focused on the incentive for foreign trade in amount of R$1,747,158, subject to LIBOR of 3.28% plus interest of 1.17% p.a., guaranteed by promissory notes or sureties.	2,076,654	1,274,479

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

15. Long-term Debt (Continued)

	2008	2007
Funds raised on the international capitals market through the issuance of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	588,267	445,869
BNDES (National Bank for Economic and Social Development), payable from 2009 to 2019 composed as follows: FINEM in the amount of R$262,539 subject to the weighted average of the exchange variation of currencies traded by BNDES—UMBNDES and fixed interest of 2.31% p.a. guaranteed by mortgage bonds and real estate mortgages and "BNDES Exim—pre shipment" in the amount of R$11,730 subject to the weighted average of the exchange variation of currencies and fixed interest of 8.69% p.a., guaranteed by promissory notes.	274,269	151,080
IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 11.4% p.a., guaranteed by real estate mortgages	138,517	6,312

	3,077,707	1,877,740
Local debt (denominated in reais):
Export credit note—NCE, an improved credit line for exports, payable in 2009 and 2010, in which R$1,065,477 is subject to variation of 121.22% of the CDI p.a. and R$320,730 is subject to variation of 90% of the CDI p.a., guaranteed by real estate mortgages and equipment pledge in the amount of R$758 thousand.	1,386,207	—
BNDES credit lines for investments and exports, payable from 2009 to 2015, composed as follows: FINAME in the amount of R$2,374 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2008) and interest of 2.25% p.a., FINEM in the amount of R$1,128,822 subject to TJLP and interest of 3.11% p.a., guaranteed by mortgage bonds and real estate mortgages and BNDES Exim pre shipment special in the amount of R$36,668 subject to TJLP and interest of 2.64% p.a., guaranteed by mortgage bonds.	1,167,864	873,870
PESA—Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGPM (General Market Price Index which was 9,53% p.a at December 31, 2008) plus interest of 9.89% p.a., guaranteed by endorsement and public debt securities (CTN)	162,176	144,935
Other subject to interest rate from 1% to 12% p.a.	12,562	17,093

	5,806,516	2,913,638
Less current portion of long- term debt	(1,421,771)	(225,523)

Long- term portion	4,384,745	2,688,115

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees

        At December 31, 2008, long-term debt maturities were as follows:

2010	1,125,841
2011	938,746
2012	663,673
2013	577,306
Thereafter	1,079,179

4,384,745

        The Company's and its subsidiaries financing agreements contain affirmative covenants regarding, among other things, provision of information, financial reporting, conduct of business, maintenance of corporate existence, compliance with applicable laws, maintenance of books and records, maintenance of insurance, payment of taxes and claims, and notice of certain events. The Company's and its subsidiaries' financing agreements also contain negative covenants, including, without limitation, limitations on the incurrence of liens, transactions with affiliates, borrow money, make investments, enter into agreements that restrict dividends or other distributions from certain subsidiaries, transactions with affiliates, cross-default provision (see note 27), dispositions of assets, consolidations, mergers, sales and/on conveyances, and changes in ownership.

  Commitments

        The Company has entered into purchase commitments for production purposes (packing) amounting to approximately R$77,000 at December 31, 2008 and is payable until 2010.

  Leasing

        The Company has non-cancelable operating lease agreements for industrial units that expire over the next four years. These leases are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay executory costs, such as maintenance and insurance. The rental expenses totaled R$179,215 in 2008 (R$118,743 in 2007 and R$64,470 in 2006).

        The table below shows the future payments related to these leasing agreements at December 31, 2008:

2009	150,387
2010	148,633
2011	148,633
2012	148,633

Total	596,286

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees (Continued)

  Contingencies

        The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable legal judgment (see Note 11).

        The Company's labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

        Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	2008	2007
Tax	28,294	26,908
Civil	10,244	15,046
Labor	28,063	31,772

	66,601	73,726

  Tax litigation

        The main tax contingencies involve the following cases:

        a)    Withholding income tax

        Provision for withholding income tax on investments of Granja Rezende amounting to R$4,371 and R$415 for other provisions.

        b)    State VAT (ICMS)

        The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná totaling a probable contingency estimated at R$10,869.

        c)    Other tax contingencies

        Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$12,639.

        The Company has other contingencies of a tax nature in the amount of R$1,238,515 at December 31, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company's management, therefore, no provision has been recorded. These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$652,881, IPI Credit premium, in the amount of R$298,387, and payment of social security contributions, in the amount of R$118,560 and others in the amount of R$168,687.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees (Continued)

  Civil litigation

        The amount provided primarily relates to claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

        The Company has other civil contingencies where the claimed amount is R$56,753, that were assessed as possible losses by the Company's legal counsel and management and therefore no provision was recorded.

        In November 2008, the Company, as well as certain individuals who were officers and/or directors of the Company during the events at issue, were named as defendants in five collective lawsuits filed in the United States District Court for the Southern District of New York, brought by investors in American Depositary Receipts (ADR) issued by the Company, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. By order of the Court, the five lawsuits were consolidated into one single class action. The Court also appointed a group consisting of the Westchester Putnam Heavy & Highway Laborers Local 60 Benefit Funds and six individuals as Lead Plaintiffs (the "Lead Plaintiffs"), and appointed Lead Class Counsel pursuant to Section 21E of the Securities Exchange Act of 1934.

        The Lead Plaintiffs filed a Consolidated Amended Complaint on March 16, 2009 pursuant to a Scheduling Order entered by the Court on February 3, 2009 (the "Scheduling Order"). The Lead Plaintiffs purport to assert claims on behalf of a class consisting of all purchasers of the Company's American Depository Receipts ("ADRs") who purchased between April 30, 2008 and September 26, 2008 (the "Class Period"). The Consolidated Amended Complaint alleges, in substance, that the defendants failed to disclose that (1) the Company had entered into currency derivative contracts to hedge against U.S. dollar exposure that were allegedly far larger than necessary; (2) such contracts allegedly violated the Company's hedge policy; (3) the Company's financial statements were allegedly false and misleading in that they allegedly failed to account for the Company's exposure to currency market fluctuations; (4) the Company allegedly lacked adequate control and financial controls; and (5) as a result, the Company's statements about its financial well-being and future business prospects were allegedly lacking in any reasonable basis when made. Plaintiffs claim that the defendants wrongful acts, false and misleading statements and omissions, and the decline in the market value of the Company's securities, caused them and other members of the purported class to suffer damages in connection with their purchases of the Company's securities during the Class Period. No actual damage amount is specified in the Consolidated Amended Complaint.

        Pursuant to the Scheduling Order, the Company responded to the Consolidated Amended Complaint on April 27, 2009 by filing a motion to dismiss for failure to state a claim pursuant to Rule 12(b)6 of the Federal Rules of Civil Procedure. In the motion, the Company asserts that the Consolidated Amended Complaint should be dismissed for failure to state a claim as a matter of law under the Federal securities laws. Plaintiffs filed their responsive papers on June 1, 2009. Pursuant to the Scheduling Order, the Company filed its reply on June 22, 2009.

        The Company intends to contest these lawsuits vigorously. At this preliminary stage in the proceedings, the Company does not express a judgment as to the outcome of the motion to dismiss, the

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees (Continued)

ultimate outcome of the case, or the range of potential loss. As it is not currently possible to determine the probability of an eventual loss and the amounts involved, no provision was recorded.

  Labor claims

        There are approximately 3,270 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$67,572 and a provision of R$28,063 has been provided in the accompanying financial statements based on historical information and represents the Company's best estimate of the ultimate loss that will be incurred.

  Guarantees

a.
The Company provides guarantees to loans obtained by certain out growers located in the central region of the Brazil as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years. The loans guaranteed by the Company amount to R$525,485 (R$229,700 at December 2007) and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$100,928 (R$6,335 at December 2007) has been provided for.

b.
The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia's integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases. The total amount of these guarantees at December 31, 2008 was R$79,670 (R$51,809 on December 31, 2007) and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$11,215 has been provided for.

c.
The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company's image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

17. Shareholders' Equity

        Brazilian Corporate Law permits the use of appropriated and unappropriated retained earnings to increase capital. Such a capital increase must be approved by the Company's Board of Directors. The allocation of the capital increase between preferred and common shares is proportional to the number of shares outstanding, regardless of type.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

17. Shareholders' Equity (Continued)

        The preferred shareholders may not vote at shareholders' meetings but have the right to receive priority in repayment of their stated capital, in the case of liquidation.

        On July 30, 2008 the Company sold 4,700,000 preferred shares and acquired 4,700,000 common shares of its own treasury shares, from the 5,000,000 shares authorized by the Board.

        Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2008, 2007 and 2006:

	2008	2007	2006
Common shares	257,000,000	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000	426,000,000

Total shares authorized and issued	683,000,000	683,000,000	683,000,000
Common shares in treasury	(4,700,000)	—	—
Preferred shares in treasury	(5,349,288)	(10,259,288)	(5,924,288)

Total outstanding shares	672,950,712	672,740,712	677,075,712

        The Company's by-laws provide to pay a mandatory dividend to common and preferred shareholders of at least 28% of annual net distributable income determined in accordance with Brazilian Corporate Law. From 1997 to 2004, preferred shareholders were entitled to receive a dividend per share 10% higher than common shareholders.

        On December 15, 2005, in an extraordinary general shareholder's meeting, the right for preferred shares to be included in a potential public offering for sale of the Company's control (Tag along) was approved, and the shareholders holding preferred shares were guaranteed a minimum price equal to 80% of the amount paid for a share with voting rights, which is part of the controlling block, substituting/excluding item b) of article 12 of the by-laws that granted an advantage for receipt of dividends by holders of preferred shares at least 10% higher than those attributed to the holders of common shares, therefore making equal the remunerations attributed to the common and preferred shares in terms of dividends. This approval was ratified in a Special Meeting of Preferred Shareholders by 57.12% of the total number of preferred shares holders.

        Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2008 and 2007 the Company had in its statutory books the following amounts:

	2008	2007
Appropriated retained earnings:
Research and development reserve	—	71,843
Expansion reserve	—	836,747

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

17. Shareholders' Equity (Continued)

        Dividends paid per thousand shares in R$ were as follows:

	2008	2007	2006
Preferred	363.32	189.61	287.12
Common	363.32	189.61	287.12

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

        The components of appropriated retained earnings at December 31, 2008 and 2007 under statutory books were as follows:

	2008	2007
Legal reserve	—	72,238
Research and development reserve	—	71,843
Expansion reserve	—	836,747

	—	980,828

18. Stock Option Plan

        The Company has a stock option plan, which contemplates nominative ordinary and preferred shares issued by the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

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

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

18. Stock Option Plan (Continued)

        The composition of the options granted is presented as follows:

				Quantity		Price of shares
	Date
				Granted Options	Outstanding Options	Grant date	Update— INPC
Cycle	Grant	Start	Final
2005	06/24/05	06/24/08	06/24/10	2,200,000	1,490,000	4.55	5.32
2006	09/26/06	09/26/09	09/26/11	3,520,000	2,990,000	5.68	6.46
2007	09/27/07	09/27/10	09/27/12	5,000,000	4,795,000	10.03	10.89

        Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$8,067 (R$14,763 in 2007) has been classified in stock option, non-current liability and the compensation expense as general and administration expense. Compensation expense is charge to profit and loss on straight line basis over the vesting period of the options. The compensation expense amount to R$5,325 in 2008, R$12,788 in 2007 and R$2,930 in 2006.

        The fair value of stock-based awards was estimated based on the following assumptions for the year ended December 31, 2008, 2007 and 2006:

	December 31, 2008		December 31, 2007		December 31, 2006
Expected term (in years)		5		5		5
Interest rate for the period		12.4%		9.9%		13%
Volatility		76.41		43.61		44.39
Dividend yield		3.0%		3.3%		3.5%
Expected inflation for the period		26.95%		22.11%		25.80%
Weighted-average fair value at grant date	R$	1.14	R$	3.51	R$	2.77

        Expected Term—The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options close to the expiration dates of each plan.

        Expected Volatility—The Company uses the trading history and implied volatility of its preferred stock in determining an estimated volatility factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

        Expected Dividend—The Company uses the payments history per stock dividends for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

        Estimated forfeitures—When estimating forfeitures, the Company considers voluntary and involuntary termination behaviors as well as analysis of actual options forfeitures.

        Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on Interbank Bank Certificated rate—CDI.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

18. Stock Option Plan (Continued)

        Inflation—Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).

        As of December 31, 2008 the amount of R$2,499 related to the unrecognized compensation cost related to stock options is expected to be recognized from 1.0 to 1.8 years. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

        Stock option activity for the year presented is as follows:

	Shares in thousands	Weighted-average expected exercise price	Intrinsic value
Outstanding as of December 31, 2007	9,955	8.74	—
Grants of options	—	—	—
Exercises	(210)	6.53	6.54
Forfeitures or expirations	(470)	—	—

Outstanding as of December 31, 2008	9,275	9.81	—

        As of December 31, 2008, the Company had 1,490,000 vested and exercisable options with a fair value of R$1,445.

        The exercisable options and the options to be vested in the future do not have intrinsic value as of December 31, 2008 as the current market price does not exceed the exercise price.

19. Net Income (Loss) per share

        The table below reconciles basic weighted average shares outstanding to diluted weighted average shares outstanding.

	2008		2007		2006
	Common	Preferred	Common	Preferred	Common	Preferred
Basic weighted average shares outstanding	254,650,000	418,195,712	257,000,000	417,908,212	257,000,000	421,785,712
Effect of dilutive securities—stock options	—	—	—	4,593,659	—	1,782,402

Diluted weighted average shares outstanding	254,650,000	418,195,712	257,000,000	422,501,871	257,000,000	423,568,114

        As of December 31, 2008 all outstanding options to acquire 9,275,000 shares were anti-dilutive as the Company reported a net loss. These shares could potentially dilute basic EPS in the future.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes

        Income (loss) before provision for income taxes was as follows:

	2008	2007	2006
Domestic	(1,505,372)	423,291	199,814
Foreign	(1,716,094)	549,248	188,902

	(3,221,466)	972,539	388,716

        A break-down between domestic and foreign income and social contribution tax (expense) benefit for the year is as follows:

	2008	2007	2006
Domestic:
Current	(21,583)	(77,477)	(10,519)
Deferred	724,871	(48,581)	(16,936)

	703,288	(126,058)	(27,455)
Foreign:
Current	(4,892)	896	(448)
Deferred	3,420	(6,416)	(1,181)

	(1,472)	(5,520)	(1,629)

Income tax benefit (expense)	701,816	(131,578)	(29,084)

        Brazilian income taxes consist of federal income tax and social contribution. The 2008, 2007 and 2006 statutory rates for these taxes were as follows:

Federal income tax	25.00%
Social contribution tax	9.00%

Combined statutory rate	34.00%

        Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

        The reconciliation of income tax at the Brazilian statutory tax rates to income tax benefit (expense) is as follows:

	2008	2007	2006
Income (loss) before income taxes	(3,221,466)	972,539	388,716
Income tax benefit (expense), at Brazilian statutory tax rates	1,095,298	(330,663)	(132,163)
Tax-exempt income (loss) in foreign subsidiary	(584,392)	180,329	63,046
Non-taxable (nondeductible) foreign currency exchange (loss)	182,621	(33,883)	5,715
Benefit from deductibility of interest attributed to shareholders' equity (Note 3 k)	30,995	53,453	41,869
Exempted financial results	(33,155)	—	3,432
Stock-options	1,811	(4,348)	(900)
Realized income tax contingency charged to income tax expense	—	—	(4,124)
Tax incentive	8,012	6,967	—
Valuation allowance for deferred tax assets	(1,443)	(2,562)	—
Other permanent differences	2,069	(871)	(5,959)

Income tax benefit (expense)	701,816	(131,578)	(29,084)

        During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to indefinitely reinvest the earnings of this foreign subsidiary, no deferred income tax is recorded. At December 31, 2008, this subsidiary had cumulative earnings of R$324 million that are not tax effected (R$1,467 million in 2007). If such cumulative earnings were to be distributed to the Company, approximately R$49 million of taxes would be paid.

        Deferred tax assets and liabilities comprised the following:

	2008	2007
Deferred tax assets:
Unrealized loss with derivatives	68,253	—
Provision for realization of tax credits	24,831	—
Employee bonus accrual	6,377	27,998
Accrued contingencies	30,320	31,785
Accrued employee benefit liability	26,334	22,518
Tax loss carryforwards	653,226	8,844
Property, plant and equipment	38,013	42,521
Deferred charges	43,763	28,074
Other	68,559	33,805

Total gross deferred income tax assets	959,676	195,545
Valuation allowance for deferred tax assets	(4,005)	(6,580)

Total deferred tax assets, net	955,671	188,965

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

	2008	2007
Deferred tax liabilities:
Property, plant and equipment	(128,207)	(131,649)
Pension plan	(247,978)	(205,064)
Fair value of available-for-sale investments	(23,178)	(117,882)
Intangible assets	(11,214)	(12,153)
Other	(7,361)	(5,372)

Total gross deferred tax liabilities	(417,938)	(472,120)

Net deferred tax (liabilities) assets	537,733	(283,155)
Current assets portion	107,525	23,553

Non current (liabilities) assets portion	430,208	(306,708)

        The Company has domestic accumulated tax loss carryforwards amounting to R$1,909,473 as of December 31, 2008, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that it is more likely than not that these tax benefits will be realized within approximately 8 years.

        The Company has foreign accumulated tax loss carryforwards amounting to R$16,687 as of December 31, 2008. Tax loss carryforwards exist in Russia with no expiration dates.

        The valuation allowance for deferred tax assets established during 2008 relates mainly to its subsidiary in Russia, Concordia Ltd's. tax loss carryforwards that may not be realized based upon the Company's current year estimate of future taxable income of the subsidiary and analysis of the likelihood of realizing these loss carryforwards.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax loss carryforwards, net of the valuation allowance at December 31, 2008.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

        The following presents the net change in the total valuation allowance for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
Balance at January 1,	(6,580)	—	—
Additions	(1,443)	(6,580)	—
Reductions allocated to goodwill	4,018	—	—

Balance at December 31,	(4,005)	(6,580)	—

        In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No 48 "Accounting for Uncertainty Income Taxes, an interpretation of FASB Statement 109" (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax liability if it is more likely than not that a tax position will not be sustained upon examination. The Company adopted FIN 48 on January 1, 2007.

        The Income and social contribution taxes (long-term) consist of R$10,311 (R$9,938 in 2007) recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2003), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC.

        A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	2008	2007
Balance at January 1	13,615	4,125
Increase related to current year tax positions	—	9,822
Decrease related to prior year tax positions	—	—
Settlements	—	(332)

Balance at December 31	13,615	13,615

        It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the extended time required to reach a settlement agreement on any decision with the taxing authorities.

        The balance of the total unrecognized tax benefits as of each year end, if recognized, would have an impact on Company's effective tax rate.

        Interest expense recognized related to uncertain tax positions amounted to R$2,814 in 2008 (interest income of R$1,013 in 2007). Total accrued interest and penalties as of December 31, 2008 and December 31, 2007 were R$8,959 and R$6,145, respectively, and were included in Income and social contribution tax payable (Long-term liabilities).

        The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

        The Company and its subsidiaries file income tax returns in Brazil and foreign jurisdictions. The table below shows the tax years for which Sadia is subject to income tax examinations by the respective tax authorities:

Open tax years
Brazil	2004 - 2008
Europe (Portugal)	2004 - 2008
Russia	2005 - 2008

21. Risk Management and Financial Instruments

        Due to the nature of its operations, the Company is exposed to market risks, especially with respect to variations in exchange rates and credit risks. The Company's treasury policy establishes that these risks are managed by the Risk Management Department, through identifying the exposures and the correlations between the different risk factors, through the VAR (Value at Risk) calculation methodology and simulations of scenarios (stress tests), monitored by the Financial and Investments Committee, from the Executive Finance Committee, comprising officers of the Company, which includes in its responsibilities defining the management of these risks within the parameters of exposure limits and areas of decision-making authority proposed by the Finance Committee and Investor Relations (IR) of the Board of Directors, approved by the Board itself.

        The objective of the treasury policy is to determine parameters for use of derivative instruments in the hedging of operating and financial assets and liabilities exposed to variations in foreign exchange and interest rates and prices of commodities, as well as to establish credit limits with financial institutions. The responsibility for compliance with this policy is the job of the Chief Financial Officer.

        a.    Interest and exchange rate risk

        The Company is exposed to market risks arising from the volatility of exchange and interest rates. The exchange and interest rate risks on loans, financings and other liabilities denominated in foreign currency are managed jointly with the financial investments also denominated in foreign currency, and by derivative financial instruments, such as interest rate swaps (Libor for pre-fixed rate or vice versa) and future market contracts (Non Deliverable Forwards—NDFs and Options), as well as accounts receivable in foreign currencies arising from exports, which also reduce the foreign exchange exposure as a natural hedge.

        The treasury policy for exchange determines that the limit of exchange exposure must respect the lower of the following amounts: (i) 20% of the Company's net equity, or (ii) for the three months following the base date, the limit of up to 10 days of exports or for the 12 months following the base date, 50% of the net cash generation. The control and management of the exposures are conducted dynamically and are updated by market quotations in real-time, through quotation systems and the adjustments are made whenever necessary. In the operations that involve options, the control and management of the exposure take into consideration the likelihood of exercise.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        Within its exchange hedge strategy the Company used exchange futures contracts (non deliverable forwards, target forwards and options, mainly in US dollars), as a way of mitigating the impacts of exchange rate variations on recognized assets and liabilities and expected transactions, under financial results and gross margin.

        The technical definition of these contracts is summarized as follows:

  Non deliverable forward

        Over the counter operations for sale and/or purchase of dollars with future maturity, without initial disbursement of cash, based on a notional amount in dollars and a future strike rate. Upon maturity of the operation the result will be the difference between the contracted rate and the Ptax on maturity, multiplied by the notional base amount.

  Target forward—Short

        Over the counter operations for sale of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is below the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out subsequent maturities. If the dollar is above the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

  Target forward—Long

        They are over the counter purchases of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is higher than the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out the subsequent maturities. If the dollar is below the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

  Call and put options (European)

        They are across the counter or stock exchange operations where the purchaser of the call option or put option pays an initial premium upon maturity, if the difference between the contracted dollar (exercise price) and if the Ptax is positive (in the event of a call option) or negative (in the event of a put option), it will exercise its right. Not exercising the options will result in the loss of the initial premium paid on the part of the purchaser. It is the seller of the option that receives an initial premium and assumes the risk of a limited gain and an unlimited loss.

        The exchange futures contracts have monthly maturities of up to 09 months and establish a margin call or bank guarantee in case the position is unfavourable to the Company. At December 31, 2008, the

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

receivable from counterparties was R$1,766,486 (R$87,906 in 2007) and bank guarantees in the amount of R$200,000 (zero in 2007).

        The results of the over the counter operations on the exchange future market, realized and not settled financially and the daily adjustments of positions of exchange futures contracts on the Futures and Commodities Exchange (BM&F) are recorded under foreign currency futures and interest rate swap contracts.

        By making a distinction at the inception of the contracts, the Company segregated the results from derivatives related to its operating activities and those related to its financial assets and liabilities. Consequently, a gain of R$185,442 was recorded in 2008 in operating revenue (R$206,599 in 2007 and R$45,935 in 2006) and a loss of R$2,551,255, was recorded in foreign currency exchange gain (loss), net (gains of R$24,446 in 2007 and R$38,625 in 2006). These contracts are separated and defined as operating or financial according to their specific objective.

        The derivative instruments were recognized in the financial statements at their fair value. At December 31, 2008 and 2007, the nominal amounts and the average contracted rates outstanding, exposed to the variation of the US dollar, as well as the respective fair value, are presented as follows:

	Consolidated 12/31/08
	Notional
	Original(1) US$ thousand	Exposure(2) US$ thousand	Average Rate R$/US$	Fair Value R$ thousand
Future contracts—US$
Non Deliverable Forward	295,000	295,000	2.33	(11,726)
Target Forward	1,490,000	2,980,000	1.78	(1,774,298)
Short call option	751,667	751,667	1.91	(331,546)

Short position—US$	2,536,667	4,026,667	1.85	(2,117,570)
Non Deliverable Forward	2,967,667	2,967,667	2.36	(1,366)
Target Forward	320,000	80,000	1.79	45,666
Long call option	491,667	491,667	1.80	97,073

Long position—US$	3,779,334	3,539,334	2.27	141,373

Net position—US$	1,242,667	487,333		(1,976,197)

Options—US$
Long put option—US$	700,000	—	1.75	(14,350)
	Euro thousand		Euro/US$
Future contracts—Euro
Long call option	(50,000)	(50,000)	1.47	(8,611)

Fair value				(1,999,158)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

Payable/receivable foreign currency futures and interest rate swap contracts

	R$ thousand
	Exchange	Interest	Total
Receivable	470,156	343,163	813,319
Payable	2,705,399	71,655	2,777,054

(1)
Original notional

(2)
Considers the likelihood of settlement based on the foreign currency futures

	Consolidated 12/31/07
	Notional
	Original(1) US$ thousand	Exposure(2) US$ thousand	Average rate R$/US$	Fair Value R$ thousand
Future contracts—US$
Non Deliverable Forward	380,000	380,000	2.00	57,355
Target Forward	347,500	347,500	1.95	30,505

Short position—US$	727,500	727,500	1.97	87,860
Target Forward	390,000	572,500	1.81	11,952
Long call option	250,000	250,000	1.95	—

Long position—US$	640,000	822,500	1.87	11,952

Net position—US$	87,500	95,000		99,812

	Euro thousand		Euro/US$

Future contracts—Euro
Short futures	131,500	131,500	1.48	(15,756)
Long futures	105,000	105,000	1.41	20,546
	Pound thousand		Pound/US$

Future contracts—Pound
Short futures	67,500	67,500	2.06	(5,223)
Long futures	20,000	20,000	1.99	2,211

Fair value				101,590

Payable/receivable foreign currency futures and interest rate swap contracts

	R$ thousand
	Exchange	Interest	Total
Receivable	185,846	—	185,846
Payable	59,978	45,467	105,445

(1)
Original notional

(2)
Considers the likelihood of settlement based on the foreign currency futures

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        The maturities of the exchange futures contracts and US dollar options put and call positions, as well as the counterparts of the operations outstanding on the base date of December 31, 2008 presented (in US$ thousand):

	Short position—Original notional				Long position—Original notional
Maturity	Non Deliverable Forward	Target Forward	Short call options	Short position	Non Deliverable Forward	Target Forward	Long call options	Long position
January, 2009	245,000	220,834	378,333	844,167	2,594,333	40,000	441,667	3,076,000
February, 2009	10,000	220,834	53,333	284,167	53,333	40,000	50,000	143,333
March, 2009	10,000	220,834	53,333	284,167	53,333	40,000	—	93,333
April, 2009	5,000	220,833	53,333	279,166	53,333	40,000	—	93,333
May, 2009	5,000	220,833	53,333	279,166	53,333	40,000	—	93,333
June, 2009	5,000	215,833	53,334	274,167	53,333	40,000	—	93,333
July, 2009	5,000	115,833	53,334	174,167	53,333	40,000	—	93,333
August, 2009	5,000	54,166	53,334	112,500	53,333	40,000	—	93,333
September, 2009	5,000	—	—	5,000	—	—	—	—

	295,000	1,490,000	751,667	2,536,667	2,967,664	320,000	491,667	3,779,331

        The Company uses swap contracts as a way of mitigating the impacts of the interest rate variations on financial assets and liabilities, recorded under financial results.

        Swap contracts are recognized at their fair value and are recognized in the financial statements under amounts receivable from futures contracts and amounts payable for futures contracts. The technical definition of these contracts is summarized as follows:

  Rate exchange swap—CDI vs. CDI + US dollar

        Over-the-counter project financing with Banco Santander for an index swap on the (notional) base value, where the Company receives CDI on gains, and pays CDI + variation of the US dollar on losses, if the US dollar surpasses R$2.00. As from December 2008 there is no longer any exchange risk.

  Libor swap range accrual

        Over-the-counter project financing with HSBC and Standard Bank, on the (notional) base value, where the Company receives six-monthly interest on gains when the six-month LIBOR stays within the range from 2.25% to 7.15% p.a., paying prefixed six-monthly interest on losses. If the LIBOR is outside this range, there is no receipt of interest. The aim of this operation is to reduce the cost of the debt indexed to the LIBOR.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        At December 31, 2008 and 2007, the notional amounts, contracted rates and amounts receivable and payable outstanding, as well as their respective fair values, are shown as follows:

	Consolidated December 31, 2008
	Notional
	Original US$ thousand	Original R$ thousand	Rate	Fair Value R$ thousand
Interest swaps
Range accrual swap—US$	200,000	—	Libor × Pré	(66,746)
Interest swap CDI × CDI	100,000	—	CDI × CDI	99

Fair value				(66,647)

	Consolidated December 31, 2007
	Notional
	Original US$ thousand	Exposure US$ thousand	Rate	Fair Value R$ thousand
Interest swaps
Interest swap CDI × Pré	3,157	3,157	CDI × Pré	(6)
Range accrual swap—US$	450,000	450,000	Libor × Pré	(42,335)

Fair value				(42,341)

        b.    Credit risk

        The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions with a minimum of rating of "Investment Grade" and that operate within the limits pre-established by the risk, credit and financing committees. The criteria for maximum net exposure per financial institution (financial assets less financial liabilities) may not be greater than the lower of 10% of the financial institution's net equity or the company's equity.

        The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales; however it has contracted an insurance credit policy to its domestic receivables.

        c.    Grain purchase price risks

        The Company's operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company's strategies and positioning with respect to the various risk factors that impact the operating results.

        The Company does not have outstanding exchanged traded commodities derivatives contracts at December 31, 2008. The Company has open-purchases non-fixed price contracts obligations in the amount of R$183,845, as of December 31, 2008 classified as Suppliers under Current liabilities.

        The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of December 31, 2008 and 2007:

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

        d.    Estimated market values

        Forward futures contracts:    The fair values of the forward futures contracts were estimated based on the use of market curves that impact these instruments on the respective calculation dates, brought to present value. The effective cash settlement of the contracts occurs on the respective maturities. The Company does not intend to settle these contracts before their maturity date.

        Interest rate swap contracts:    The fair values of the interest rate contracts were estimated based on the market quotations for similar contracts. The effective cash settlement of the contracts occurs on the respective maturity dates. The Company does not intend to settle these contracts before their maturity date.

        Options contracts:    In the case of options, the pricing is done through the Black & Scholes model, which is widely used for valuing options and which takes into consideration the volatility, exercise price, interest rates and maturity period.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        The fair values were estimated on the balance sheet date, based on "relevant market information". Changes in the assumptions and in the operations of the financial market may significantly affect these estimates.

        The book values and the estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	397,512	397,512	1,012,988	1,012,988
Receivable from counterparties	1,766,486	1,766,486	87,906	87,906
Financial liabilities:
Short-term debt	3,037,782	3,037,782	1,102,567	1,102,567
Current portion of long-term debt	1,421,771	1,421,771	225,523	225,523
Long-term debt	4,384,745	4,384,745	2,688,115	2,697,642

        The fair value hierarchy for the Company's financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Held for trading	—	495,654	—	495,654
Available-for-sale securities	84,790	1,035,218	—	1,120,008
Foreign currency future and interest rate swap contracts	—	813,319	—	813,319

Total assets	84,790	2,344,191	—	2,428,981

Liabilities
Foreign currency future and interest rate swap contracts	—	2,777,054	—	2,777,054
Non fixed contracts (Suppliers)		183,845	—	183,845

Total liabilities	—	2,960,899	—	2,960,899

Level 1—Quoted prices in active markets for identical assets

Level 2—Significant other observable

Level 3—Significant unobservable inputs

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

22. Supplementary Retirement Plan

        The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attilio Francisco Xavier Fontana Foundation. The pension benefit is defined as the difference between (i) the benefit wage (update average of the last 12 participation salaries, limited of 80% of the last participation salary), and (ii) the amount of the pension paid by the National Institute of Social Security. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$686,175 and R$799,627 at December 31, 2008 and 2007, respectively. The Company expects to contribute approximately R$2,179 to the plan during fiscal year 2009.

        The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$66,789 and R$62,025, respectively, at December 31, 2008 and R$66,229 and R$52,702, respectively, at December 31, 2007.

        Information regarding the plans follows:

	Pension benefits		Other benefits
	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	868,707	759,110	57,234	63,509
Net service cost	25,181	25,081	4,627	5,830
Interest cost	91,596	83,993	6,104	6,860
Actuarial (gain) loss	(179,642)	42,592	2,767	(13,876)
Benefits paid	(44,161)	(42,069)	(3,943)	(5,089)

Benefit obligation at end of year	761,681	868,707	66,789	57,234

Change in plan assets
Fair value of plan assets at beginning of year	1,471,835	1,128,000	—	—
Actual return on plan assets	55,320	377,324	—	—
Company contributions	2,179	2,105	—	—
Participant contributions	6,444	6,475	—	—
Benefits paid	(44,749)	(42,069)	—	—

Fair value of plan assets at end of year	1,491,029	1,471,835	—	—

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

22. Supplementary Retirement Plan (Continued)

	Pension benefits		Other benefits
	2008	2007	2008	2007
Funded status
Funded status at end of year	603,128	368,890	(57,234)	(63,509)
Accumulated other comprehensive income	22,088	189,058	(1,378)	16,156
Net periodic pension cost	101,953	43,075	(12,120)	(14,970)
Company contributions	2,179	2,105	3,943	5,089

Net amount recognized	729,348	603,128	(66,789)	(57,234)

Amounts recognized in the statement of financial position
Prepaid pension plan	729,348	603,128	—	—
Accrued benefit liability	—	—	(66,789)	(57,234)

Net amount recognized	729,348	603,128	(66,789)	(57,234)

        The following projected benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits
2009	39,528	9,198
2010	39,332	1,440
2011	39,275	1,506
2012	39,125	5,530
2013	39,003	5,464
2013 - 2018	192,559	52,493

        The pension plan weighted-average asset allocation at December 31, 2008 and 2007, by asset category, is as follows:

	2008	2007
Debt securities	80%	57%
Equity securities	12%	34%
Real estate	7%	8%
Others assets	1%	1%

	100%	100%

        The investment strategy adopted by Attilio Francisco Xavier Fontana Foundation for the pension plans sponsored by the Company is to maximize the rates of return on plan assets within an acceptable level of risk aiming to minimize the cost of providing pension benefits while maintaining adequate funding levels. Such investment strategy is revised on an annual basis. The current strategic targets are to have a pension asset portfolio comprising of 12% equity securities, 80% debts securities

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

22. Supplementary Retirement Plan (Continued)

(substantially comprised of fixed and variable income investment funds) and 7% real estate. The plan asset portfolio does not include any hedging, futures or derivative instruments.

        Part of equity securities at December 31, 2007, was entirely represented by 11,944,848 common shares and 12,688,198 preferred shares of the Company with an aggregate fair value of R$271,456 at December 31, 2007. Dividends paid by the Company on shares held by the plan were R$7,538 for the year ended December 31, 2007.

	2008	2007
Weighted-average assumptions
Discount rate	13.4%	10.8%
Expected return on plan assets	12.4%	12.4%
Rate of compensation increase	7.1%	7.1%

        The Company uses a December 31 measurement date for its plans. In developing the expected rate of return on plan assets, the Company considered the actuarial assumptions recommended by its independent actuaries, which basically reflect expectations of future returns.

	Pension benefits			Other benefits
	2008	2007	2006	2008	2007	2006
Components of net periodic benefit cost
Service cost	17,528	19,154	19,589	4,627	5,830	4,905
Interest cost	91,596	83,993	77,995	6,104	6,860	6,299
Expected return on plan assets	(180,065)	(137,839)	(126,539)	—	—	—
Amortization of transition asset	(1)	(1,882)	(1,882)	—	—	—
Amortization of prior service cost	1,442	1,442	1,442	2,128	2,128	2,128
Recognized net actuarial gain	(32,453)	(7,943)	(8,211)	(739)	152	581

Net periodic pension cost (credit)	(101,953)	(43,075)	(37,606)	12,120	14,970	13,913

23. Other operating income

        During 2007, the Company obtained recognition of the final, favorable, unappealable decision on two processes filed against the State, questioning the charge of Funrural on its poultry production, between January 1983 and November 1988. The Company recognized the tax credit for the amount of R$26,545, which, net of the legal council fees, represented by gain of R$22,032.

        On October 26, 2006, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income. This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the favorable decision of this proceeding, recognized in 2006 the tax credit in the amount of R$80,168, which, net of attorneys' fees, represented a gain of R$75,654.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

24. Segment and Related Information

        The following information about segments is based upon information used by the Company's management to assess the performance of operating segments and decide on the allocation of resources. This approach is required by FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, and has been applied for all periods presented.

        The Company has four identifiable reportable segments: Processed products, Poultry, Pork and Beef.

        The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil, which has been adjusted for US GAAP in the following presentation:

        a)    Segment information

	2008	2007	2006
Net operating revenue
Processed products	4,737,876	3,745,713	3,102,397
Poultry	4,552,887	3,774,731	2,872,845
Pork	715,079	624,117	494,571
Beef	372,795	334,995	309,353
Other	350,004	143,635	97,535
Adjustments for US GAAP presentation	—	130,885	(46,401)

Total net operating revenue	10,728,642	8,754,076	6,830,300

        Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2008	2007	2006
Depreciation and amortization expense
Processed products	(172,981)	(116,679)	(92,214)
Poultry	(172,399)	(131,053)	(100,080)
Pork	(25,520)	(21,358)	(15,223)
Beef	(17,196)	(14,059)	(11,660)
Other	(9,202)	(5,555)	(4,072)

Total depreciation expense allocated to Segments	(397,299)	(288,704)	(223,249)
Depreciation allocated to administrative expenses	(17,418)	(17,451)	(17,320)
Adjustments for US GAAP presentation	13,637	59,175	35,185

Total depreciation expense	(401,080)	(246,980)	(205,384)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

24. Segment and Related Information (Continued)

	2008	2007	2006
Segment operating income
Processed products	321,132	362,257	194,494
Poultry	303,637	248,286	100,204
Pork	33,293	46,862	35,489
Beef	13,124	3,635	11,482
Other	23,301	8,690	2,087
Adjustments for US GAAP presentation	90,965	199,512	(41,533)

Total operating income	785,452	869,242	302,223
Interest expense	(925,936)	(332,378)	(310,442)
Interest income and other	180,591	241,735	282,904
Foreign currency exchange gain (loss), net	(3,146,991)	54,056	104,219
Adjustments for US GAAP presentation	(114,582)	139,884	9,812

Income (loss) before income taxes, equity of investees and minority interest	(3,221,466)	972,539	388,716

Segment assets
Processed products	988,622	713,064	715,248
Poultry	1,952,143	1,498,736	1,018,005
Pork	677,465	390,458	275,533
Beef	123,296	134,616	104,340
Other	587,090	283,912	220,312
Adjustments for US GAAP presentation	(142,435)	(123,378)	(178,458)

Total property, plant and equipment	4,186,181	2,897,408	2,154,980
Reconciling items—corporate assets
Cash equivalents and marketable securities	3,779,660	2,369,309	2,550,602
Accounts and notes receivable, net	790,467	523,558	678,598
Inventories	1,851,020	1,168,936	1,084,454
Other corporate assets	2,909,228	1,098,791	929,259
Adjustments for US GAAP presentation	765,195	1,399,885	641,864

Total consolidated assets	14,281,751	9,457,887	8,039,757

Capital expenditures
Processed products	507,514	195,969	302,648
Poultry	640,186	614,660	367,581
Pork	314,804	136,417	143,032
Beef	6,890	44,442	7,786
Other	345,125	93,442	234,331
Adjustments for US GAAP presentation	(100,315)	(134,678)	(85,776)

Total segment capital expenditures	1,714,204	950,052	969,602

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

24. Segment and Related Information (Continued)

        b)    Export sales by region/market

	2008	2007	2006
Europe	1,237,091	1,256,325	889,171
Middle East	1,493,445	986,240	787,838
Asia	1,042,731	691,273	533,295
South America	928,237	643,770	528,453
Emerging markets (mainly Russia and other former Soviet Union countries)	883,556	946,428	719,706
Adjustments for US GAAP presentation	—	111,955	(46,426)

	5,585,060	4,635,990	3,412,037

        Revenues are attributed to regions based upon where the products are shipped.

        All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries.

        The adjustments for US GAAP presentation as demonstrated above comprise differences between the Company's statutory accounting records prepared in accordance with Brazilian GAAP and the consolidated financial statements prepared in accordance with U.S. GAAP. The primary differences relate to:

  a)
  Elimination of assets, liabilities, revenues, costs and expenses of equity method accounted investees that are accounted for using the proportional consolidation method under Brazilian GAAP;

  b)
  Reclassifications of certain assets, liabilities and income statement lines reported under Brazilian GAAP for the presentation of accompanying consolidated financial statements in accordance with US GAAP; and

  c)
  Accounting for the transfer of receivables (as disclosed in Note 7) as a financing in the accompanying consolidated financial statements rather than as a sale as accounted for under Brazilian GAAP.

25. Supplemental Disclosures of Cash Flow Information

	2008	2007	2006
Income taxes paid	85,070	67,934	3,147
Interest paid (including exchange variation)	234,906	243,870	188,065

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

26. Supplemental Interest Expense and Interest Income and Other

	2008	2007	2006
Interest expenses
Interest and charges on real debt	(280,025)	(81,798)	(53,072)
Interest and charges on U.S. dollar debt	(682,440)	(175,359)	(192,994)
Other	(87,113)	(81,099)	(64,503)

	(1,049,578)	(338,256)	(310,569)

Interest income and other, net
Interest income on cash equivalents and investments in debt securities	117,629	186,491	204,086
Gain from the sales of shares	—	165,682	—
Other	71,134	60,469	35,926

	188,763	412,642	240,012

        In 2007 the Company sold respectively, 3,827,551 shares of Bovespa Holding S.A. and 5,168,674 shares of BM&F S.A., which resulted in the amount of R$165,682 (R$107,568 net of taxes and commission, in the amount of R$55,414 and R$2,700), which was recorded as gain from the sales of shares.

27. Subsequent Events

        On May 19, 2009, the Company signed a merger agreement with Perdigão that contemplates a business combination of the two companies. In the business combination, Perdigão is to be renamed BRF—Brasil Foods S.A. (the new name for the combined company) and Sadia is expected to become a wholly owned subsidiary of BRF.

        The business combination is subject to the approval of holders of common shares of each of Perdigão and Sadia, as well as approval by antitrust authorities. A number of steps of the merger must be approved at separate extraordinary general meetings of the common shareholders of Perdigão, Sadia, and HFF Participações S.A., or "HFF," a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition, are currently scheduled to take place on July 8, 2009. As a result of these meetings, if merger is approved:

  •
  Perdigão will change its corporate name to BRF—Brasil Foods S.A., move its headquarters to Itajaí in the State of Santa Catarina, and change its certificate of incorporation so that its Board of Directors has nine to 11 members and a co-chairman structure;

  •
  Concórdia Holding, parent company of Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities and of Concórdia Banco S.A., is not part of the merger and, consequently, will be sold to Sadia's shareholders before the business combination with BRF;

  •
  Holders of common shares of HFF will receive 0.166247 common shares of BRF for each share they hold without any further action by those holders; and

  •
  HFF will become a wholly owned subsidiary of BRF.

        Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia are currently scheduled to take place on August 18, 2009. As a result of these meetings, if approved,

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

27. Subsequent Events (Continued)

holders of common and preferred shares of Sadia will receive 0.132998 common shares of BRF for each common share or preferred share, respectively, they hold without any further action by those holders.

        As described above, following the merger of HFF, Perdigão will amend its certificate of incorporation to expand the Board of Directors, three of whom will be elected by the current controlling shareholders of Sadia, and are expected to serve until the 2011 annual shareholders' meeting. The Board of Directors of BRF will have a co-chairman structure, where neither of the co-chairmen will have a casting vote in the case of a tie.

        The merger between Perdigão and Sadia is conditioned upon approval by the relevant antitrust authorities in Europe and other jurisdictions and subject to review by the antitrust authorities in Brazil. Such authorities may not approve the transaction or impose significant conditions that could affect its completion, including performance of the transaction or divesture of specific subsidiaries, product lines, brands or factories. During the review period by antitrust authorities, the companies may be subject to specific obligations that require unaltered market conditions. In Europe, analysis by the relevant antitrust authorities is a pre-condition to closing of the business combination.

        The relevant antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities, on the transaction, and the merger may be delayed or impaired because market conditions may not be altered for as long as the transaction is subject to review by regulators.

        Pursuant to the terms and conditions of certain instruments governing a portion of the Company's indebtedness in the aggregate amount of at least R$4.9 billion as of May 31, 2009, including certain derivative financial instruments, the consummation of the transactions contemplated by the proposed business combination with Perdigão may result in an event of default, a termination event or a breach of one or more covenants, as applicable. In particular, the consummation of the transactions contemplated by the proposed business combination with Perdigão will result in a change of control of Sadia S.A. As a result, following the announcement of the proposed business combination with Perdigão the Company has engaged in discussions with its lenders and counterparties under those debt instruments that provide for such change of control as an event of default or termination event in order to seek and to receive from such lenders and counterparties the necessary waivers or consents in accordance with the terms of the applicable debt instruments. Alternatively, if and to the extent permitted under the applicable debt instruments the Company may decide to pre-pay all or a portion of such indebtedness. In accordance with the terms of the applicable debt instruments, the Company may be required to pay a premium or a penalty to its lenders or counterparties in order to receive their waiver or consent or to pre-pay the indebtedness outstanding under such debt instruments. The Company can give no assurances as to whether any of its lenders and/or counterparties under the applicable debt instruments will agree to grant its waiver or consent or that the Company will otherwise be able to pre-pay the indebtedness outstanding under such debt instruments.