Form 20-F/A
period 2008-12-31
SADIA S.A.
filed 2009-07-30
CIK 1130968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ☐    No ☒

i

ii

EXPLANATORY NOTE

        This Annual Report on Form 20-F/A is being filed as a first amendment ("Amendment No. 1") to our Annual Report on Form 20-F for the year ended December 31, 2008 ("2008 Annual Report on Form 20-F"), filed with the U.S. Securities and Exchange Commission on June 30, 2009, to amend and restate certain information contained in the following sections of our 2008 Annual Report on Form 20-F: (i) Item 3 (Key Information); (ii) Item 4 (Information on the Company); and (iii) Item 5 (Operating and Financial Review and Prospects).

        As required by Rule 12b-15 of the U.S. Securities Exchange Act of 1934 , we are including currently-dated certifications by our principal executive officer and our principal financial officer as exhibits to this Amendment No. 1 under Item 19 of Part III hereof.

        For purposes of this Amendment No. 1, and in accordance with Rule 12b-15 U.S. Securities Exchange Act of 1934, our 2008 Annual Report on Form 20-F has been amended and restated in its entirety herein. Except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1, this Amendment No. 1 speaks as of the filing date of our 2008 Annual Report on Form 20-F. Accordingly, other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2008 Annual Report on Form 20-F or reflect any events occurred after the June 30, 2009 filing date of our 2008 Annual Report on Form 20-F in any way.

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

        A substantial portion of the Company's outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2008, the Company's U.S. dollar-denominated debt represented approximately 57.8% (R$5,114.7 million (US$2,188.6 million)) of its total debt (not giving effect to its currency-related derivatives as of such date). The Company's existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by its subsidiaries, the majority of which is not denominated in U.S. dollars. Consequently, when it does not generate sufficient U.S. dollar revenues to cover that debt service, the Company must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. A devaluation in the value of the real or any of the other currencies of the countries in which the Company operates, compared to the U.S. dollar, could adversely affect its ability to service its debt. In 2008, the Company's U.S. dollar-denominated operations, together, generated approximately 76.2% of its total net sales in real terms and some of the currencies in which our revenues are denominated suffered material depreciations against the U.S. dollar. For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 5.9% against the U.S. dollar and the British Sterling depreciated approximately 27.3% against the U.S. dollar. Although the Company has foreign exchange forward contracts in place to mitigate its currency-related risks and expects to enter into future currency hedges, these measures may not be effective in covering all its currency-related risks.

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

        In 2006, Sadia had capital expenditures totaling approximately R$1.0 billion, including R$60.0 million for the Jundiaí and Uberlândia distribution centers and R$58.0 million for the Uberlândia margarine plant (capital expenditure started in 2005). The Company's capital expenditures in 2006 were directed towards poultry (37.9%), processed food products (31.2%), pork (14.7%), beef (0.8%) and other investments (15.0%).

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

        Based on publicly available market information, Sadia estimates that its share of total domestic poultry production was approximately 15.7% in 2008, compared to a 15.1% and 14.7% share in 2007 and 2006, respectively. According to ABEF, Sadia had a 23.3% share of the Brazilian poultry export market in 2008, compared to a 23.5% and 25.9% share in 2007 and 2006, respectively. The turkey production market is shared with other competitors, but the Company was still the market leader in terms of total slaughter in 2008, with approximately 61.5% of total slaughter, as compared with 57.7% of total slaughter in 2007 and 63.2% in 2006. In 2008, Sadia's poultry operations accounted for 39.0% of total gross operating revenues, compared to 38.6% in 2007.

        According to ABIPECS, Sadia had a 12.8% share of domestic pork slaughtering in 2008 and a 17.4% share of the Brazilian pork export market. This is comparable to results for 2007 and 2006, when the Company had a 12.4% and 11.2% share of the Brazilian pork slaughtering market and a 18.3% and 14.5% share of the Brazilian pork export market, respectively. In 2008, Sadia's pork operations accounted for 6.2% of total gross operating revenues, compared to 6.8% in 2007.

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

Meat Production Chain

  Poultry

        At the beginning of the poultry production cycle, we import chicken and turkey eggs from the United States that we then hatch in our hatcheries and raise on Company owned farms. These birds produce eggs that are then also hatched, producing our parent breeding stock. In 2008, we maintained an average parent breeding stock of approximately 8,408 million breeders that produce hatchable eggs. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 842.0 million day-old chicks, including chickens and turkeys, in 2008. We hatch these eggs in our 12 hatcheries, eight of which produce day-old chicks and four of which produce day-old turkeys. The average length of our production cycle from the purchase of breeder chicks until the product is processed and ready for transport is 365 days.

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

        Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, who resell our products to supermarkets and other customers. Our Sadia brand of pork, poultry and further processed products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately 54.3% of our frozen pork cuts to Russia and Eurasia and also supply volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas to poultry in the first half of 2006 led to a significant decline in our sales volumes of poultry products during that period. The Company formed a joint venture in Russia in 2006 with a local partner aiming at local production of meat. The joint venture launched its operations on commercial scale in early 2009. The Company is currently in negotiations to sell its stake in the joint venture to its partner. This decision does not change the Company's market strategy in the Russian market which was built solely based on exports from Brazil. For more information on this joint venture and the contemplated sale of the Company's interest in it, see "Item 4. Information on the Company—A. History and Development of the Company—Investments (Capital Expenditures)."

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

  Transport

        Sadia uses trucks as the primary method of distributing its products in Brazil. The Company's distribution system is handled by a network of approximately 2,500 third-party refrigerated vehicles of different sizes, for both long- and short-range deliveries, which directly service more than approximately 200,000 points of sale directly throughout Brazil.

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

        Moreover, the Company has a project aimed at becoming self sufficient in firewood, maintaining forest land for all of its manufacturing units. These areas total 20.6 thousand hectares and supply 45.1% of the Company's current firewood requirements.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the risk factors set forth in "Item 3. Key Information—D. Risk Factors," the Company's consolidated financial statements and notes thereto, and other financial information included elsewhere in this annual report.

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

        The conclusions of the BDO report were also considered by the shareholders who voted unanimously at an Extraordinary Meeting of Shareholders held on April 6, 2009, for the Company to file a liability action against the former Chief Financial Officer (based on negligent conduct, bad business judgment or imprudence, under Brazilian Corporations Law Article 159), seeking indemnification for the Company's losses. As a consequence, Sadia has retained a specialized law firm to evaluate the facts and merits of the case, including the BDO report, so that such law firm can recommend to the Company whether to file such an action against the former Chief Financial Officer. A lawsuit in connection with such matter was filed on June 18, 2009. On the other hand, the same former officer filed a labor lawsuit against Sadia, which is in preliminary stages and does not yet have a defined claim amount.

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

        We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, our three largest competitors in specialty meats had a combined 38.2% market share by sales volume and 38.3% by sales revenue in 2008, and our three largest competitors in frozen processed meats had a combined 46.0% market share by sales volume and 46.6% by sales revenue in 2008, in each case according to A.C. Nielsen do Brasil S.A. See "Item 4. Information on the Company—B. Business Overview—Competition." Such concentrations of market share sometimes give our competitors the ability to significantly influence selling prices in our markets through the volumes they choose to sell in those markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

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

        Poultry is our main export segment, representing 74.0% of total export gross operating revenues. Gross operating revenues increased 26.0% to R$4.1 billion. Sales volumes of poultry exports increased 8.2% over the prior year, with 952.9 thousand tons shipped. Stronger demand for poultry meat in the export market resulted in an increase of 16.5% in the average selling price in reais of the segment.

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

        Net Cash Provided by Financing Activities.    Net cash provided by financing activities totaled R$1,349.5 million in 2008 compared to R$27.7 million in 2007. This increase was due to a net increase of R$3,512.8 million in loans received and loans repaid resulting from the additional indebtedness incurred to cover the mark-to-market losses relating to the Company's foreign currency exchange derivatives, including an increase in short-term debt issuances of R$2,689.1 million.

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

        At December 31, 2008, the Company's total financial debt was R$8,844.3 million, representing a 120.2% increase as compared to the total debt of R$4,016.2 million on December 31, 2007. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Sources of Funding." In terms of maturity profile, as of December 31, 2008, 49.6% of the Company's debt was accounted for as long-term debt compared to 67.9% as of December 31, 2007, and in terms of breakdown between currencies, 42.2% was denominated in reais and 57.8% in foreign currencies, primarily U.S. dollars, compared to 40.6% and 59.4% as of December 31, 2007.

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

        Sadia obtains short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or "ACCs," and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or "ACEs." Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. Sadia had ACCs in an aggregate outstanding principal amount of R$1,798.4 million as of December 31, 2008. Sadia's ACCs bore interest at an average rate of 5.47% as of December 31, 2008.

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

  Servicing our U.S. dollar-denominated debt

        A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2008, our U.S. dollar-denominated debt represented 57.8% (R$5,114.7 million (US$2,188.6 million)) of our total debt (not giving effect to our currency-related derivatives as of such date). Our existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by our subsidiaries, the majority of which is not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we have to use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. A devaluation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. In 2008, our main U.S. dollar-denominated operations, together, generated approximately 76.2% of our total net sales in real terms and some of the currencies in which our revenues are denominated suffered material depreciations against the U.S. dollar. For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 5.9% against the U.S. dollar and the British Sterling depreciated approximately 27.3% against the U.S. dollar. Although we have foreign exchange forward contracts in place to mitigate our currency-related risks and expect to enter into future currency hedges, these measures may not be effective in covering all our currency-related risks.

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

        Stock breeding research and development brought benefits to the area of animal production and resulted in improvements in the quality of meat, the production process, and reducing feed conversion rates. Between 1975 and 2008, the duration of the Company's chicken production cycle was reduced from 59.3 days to 33.5 days for each 1.7kg bird. During the same period, chicken weight increased from 1.7kg to 2.2kg for slaughtering. Similarly, the Company's feed conversion rate decreased from 2.4kg to 1.7kg per kg of chicken.

        Between 1975 and 2008, the duration of the pork production cycle was reduced from 179 days to 140 days for each 100kg animal. During the same period, slaughtered swine weight increased from 94kg to 123.6kg. In a similar way, the feed conversion rate decreased from 3.6kg to 2.4kg of feed per kg of pork. During the same period, the percentage of pork per carcass increased from 46.0% to 62.0%.

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

  Growth

        To pursue growth opportunities, Sadia invested R$4.0 billion over the last three years. These investments resulted in an additional 568.5 thousand metric tons of processing capacity and an additional slaughtering capacity of 163.2 million heads of poultry.

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

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to Item 19 for a list of all Financial Statements filed as part of this Annual Report.

ITEM 19.    EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description
1.01	Amended and Restated By-laws of the Registrant (English translation) (incorporated by reference to Exhibit 1.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
2.01
Deposit Agreement dated as of December 30, 2002 among the Registrant, The Bank of New York, as depositary, and the owners and holders of American Depositary Shares (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-102013) filed with the SEC on December 19, 2002).
4.01
Merger Agreement, dated May 19, 2009, among the Registrant, HFF Participações S.A., Perdigão S.A. and the shareholders of the Registrant and Perdigão S.A. named therein (English translation) (incorporated by reference to Exhibit 4.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
4.02
Amendment to the Shareholders Agreement, dated March 12, 2009, among certain shareholders of the Registrant and the Registrant (English translation) (incorporated by reference to Exhibit 4.02 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
8.01	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
11.01	Code of Ethics of Registrant (incorporated by reference to Exhibit 11.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
12.01	Certification of the Chief Executive Officer under Item 15.
12.02	Certification of the Chief Financial Officer under Item 15.
13.01	Certification pursuant to 18 U.S.C. Section 1350.
13.02	Certification pursuant to 18 U.S.C. Section 1350.

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

SADIA S.A.

Date: July 30, 2009

By:	/s/ GILBERTO TOMAZONI		By:	/s/ JOSÉ LUIS MAGALHÃES SALAZAR
	Name: Title:	Gilberto Tomazoni Chief Executive Officer		Name: Title:	José Luis Magalhães Salazar Chief Financial Officer, Administrative, Investor Relations and Information Technology Officer

INDEX TO EXHIBITS

Exhibit Number	Description
1.01	Amended and Restated By-laws of the Registrant (English translation) (incorporated by reference to Exhibit 1.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
2.01
Deposit Agreement dated as of December 30, 2002 among the Registrant, The Bank of New York, as depositary, and the owners and holders of American Depositary Shares (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-102013) filed with the SEC on December 19, 2002).
4.01
Merger Agreement, dated May 19, 2009, among the Registrant, HFF Participações S.A., Perdigão S.A. and the shareholders of the Registrant and Perdigão S.A. named therein (English translation) (incorporated by reference to Exhibit 4.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
4.02
Amendment to the Shareholders Agreement, dated March 12, 2009, among certain shareholders of the Registrant and the Registrant (English translation) (incorporated by reference to Exhibit 4.02 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
8.01	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
11.01	Code of Ethics of Registrant (incorporated by reference to Exhibit 11.01 to the Annual Report on Form 20-F filed with the SEC on June 30, 2009).
12.01	Certification of the Chief Executive Officer under Item 15.
12.02	Certification of the Chief Financial Officer under Item 15.
13.01	Certification pursuant to 18 U.S.C. Section 1350.
13.02	Certification pursuant to 18 U.S.C. Section 1350.

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